Form 20-F
period 2022-12-31
HSBC BANK PLC
filed 2023-02-22
CIK 1140465

As filed with the Securities and Exchange Commission on February 22, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

✔ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________
For the transition period from N/A to N/A
Commission file number: 001-12364
HSBC Bank plc
(Exact name of Registrant as specified in its charter)

N/A England and Wales
(Translation of Registrant’s name into English)    (Jurisdiction of incorporation or organization)
8 Canada Square
London E14 5HQ
United Kingdom
(Address of principal executive offices)

Matthew Gillen
8 Canada Square
London E14 5HQ
United Kingdom
Tel +447584404734
Email matthew.gillen@hsbcib.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Zero Coupon Callable Accreting Senior Unsecured Notes due 2042 (US40442B2A43)	HSBC/42A	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares, nominal value £1.00 each     796,969,112

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
✔Yes □ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
□ Yes ✔ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
✔Yes □ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
✔Yes □ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer □    Accelerated filer □    Non-accelerated filer ✔
        Emerging growth company    □
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
□
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
□
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
□
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
□
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards		Other	☐
		as issued by the International Accounting Standards Board	☑
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
□ Item 17 □ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
□ Yes ✔No

Presentation of Information
This document comprises the Annual Report on Form 20-F for HSBC Bank plc (‘the bank’ or 'the company') and its subsidiaries (together ‘the group’). ’We’, ‘us’ and ‘our’ refer to HSBC Bank plc together with its subsidiaries. It contains the Strategic Report, the Report of the Directors, the Statement of Directors’ Responsibilities and Financial Statements, together with the Independent Auditors’ Report, as required by the UK Companies Act 2006. References to ‘HSBC’, 'HSBC Group' or ‘Group’ within this document mean HSBC Holdings plc together with its subsidiaries.
HSBC Bank plc is exempt from publishing information required by The Capital Requirements Country-by-Country Reporting Regulations 2013, as this information is published by its parent, HSBC Holdings plc. This information is available on HSBC’s website: www.hsbc.com.
Pillar 3 disclosures for the group are also available on www.hsbc.com, under Investors.
Contents of the linked websites are not incorporated into this document.
All narrative disclosures, tables and graphs within the Strategic Report and Report of the Directors are unaudited unless otherwise stated.
Our reporting currency is £ sterling.
Unless otherwise specified, all $ symbols represent US dollars.

Cautionary Statement Regarding Forward- Looking Statements
This Annual Report on Form 20-F contains certain forward- looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the Group’s Environmental, social and governance (‘ESG’) targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward- looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward- looking statements involve inherent risks and uncertainties.
Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Russia-Ukraine war and, to a lesser extent, the Covid-19 pandemic); the Russia-Ukraine war and the Covid-19 pandemic and their impact on global economies and the markets where the company operates, which could have a material adverse effect on (among other things) the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, inflationary pressures and the Covid-19 pandemic); changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments, both in Europe and in other regions such as Asia, producing social instability or legal uncertainty, such as the Russia-Ukraine war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, the UK’s relationship with the EU, supply chain restrictions and disruptions, sustained increases in energy prices and key commodities and diplomatic tensions between China and the US, extending to the UK and the EU, alongside other potential areas of tension, which may adversely affect the group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the company’s and the Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and

HSBC Bank plc	1

Strategic Report | Highlights
downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without the company’s knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes the company to material execution risks, including in relation to the effectiveness of the Group’s Ibor remediation strategy, and increases some financial and non-financial risks; and price competition in the market segments that the company serves;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation and as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement ('TCA') between the UK and the EU; changes in UK macro-economic and fiscal policy as a result of the change in UK government leadership, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate, including increased competition from non-bank financial services companies; and
•factors specific to the company and the Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); the company’s ability to achieve its financial, investment, capital targets and the achievement of the Group’s ESG targets, commitments and ambitions, which may result in the company’s failure to achieve any of the expected benefits of its strategic priorities; model limitations or failure, including, without limitation, the impact that high inflationary pressures, rising interest rates and the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions the company bases its financial statements on; changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/ or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way the company prepares its financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in the company’s ability to manage third-party, fraud and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and diverse and skilled personnel; and changes in the company’s ability to develop sustainable finance and climate-related products consistent with the evolving expectations of its regulators, and the company’s capacity to measure the climate impact from its financing activity (including as a result of data limitations and changes in methodologies), which may affect the Group’s ability to achieve its climate ambition, targets and commitments, and increase the risk of greenwashing. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on page 35 of this Annual Report on Form 20-F.

2	HSBC Bank plc

Highlights
For the year ended 31 December 2022

Reported (loss)/profit before tax (£m)

£(959)m
(2021: £1,023m); (2020: £(1,614)m)

Reported revenue (£m)
£4,646m
(2021: £6,120m); (2020: £5,900m)

Reported risk-weighted assets at period end (£bn)
£114bn
(2021: £107bn); (2020: £124bn)

Adjusted profit/(loss) before tax (£m)

£1,724m
(2021: £1,577m); (2020: £(184)m)

Total assets at period end (£bn)
£717bn
(2021: £597bn); (2020: £681bn)

Common equity tier 1 ratio at period end (%)
16.8%
(2021: 17.8%); (2020: 15.1%)

HSBC Bank plc	3

Strategic Report | Key themes of 2022 | Key financial metrics

Key themes of 2022
HSBC Bank plc continued to support the Group through progress on our strategic aims, although challenges in the geopolitical and economic environment remain.

Financial Performance
Our financial performance in 2022 reflected losses associated with our restructuring initiatives, including impairments of businesses which have been classified as held-for-sale. These items resulted in a reported loss before tax. On an adjusted basis, profit before tax increased due to the benefit of higher interest rates and a strong performance in MSS. Costs decreased driven by the impact of our transformation and cost-saving initiatives. Expected credit losses returned to a charge for the year compared with a net release in 2021. Read more on pages 14 to 26.

Strategic Transformation
We have continued to progress in our areas of strength and simplify the group in order to streamline our operating model and seek to improve returns. During the course of 2022, we continued to prepare for the completion of the sale of our French retail operations, announced the sale of our Greece branch operations and entered into a sale agreement for our Russia business.
We remain focused on implementing our Intermediate Parent Undertaking (‘IPU’), in line with European Union ('EU') Capital Requirements Directive ('CRD'): HSBC Continental Europe ('HBCE') acquired HSBC Trinkaus & Burkhardt GmbH (‘HSBC Germany’) and HSBC Bank Malta ('HBMT'), and expect to acquire HSBC Private Bank (Luxembourg) SA in the first half of 2023, subject to receipt of pending regulatory approvals. More information can be found on pages 6 and 7.

Climate Ambition
The Group is committed to a net zero future and recognises that our planet urgently needs drastic and lasting action to protect our communities, businesses and the natural environment from the damaging effects of climate change.
The Group believe they can make the most significant impact by working with its customers to support their transition to a net zero global economy. Since 2020, HSBC Bank plc has supported our customers' transition to net zero and helped build a sustainable future by providing and facilitating $86.2bn of sustainable finance, $18.9bn of sustainable investment and $0.1bn of sustainable infrastructure, as defined in the Group’s Sustainable Finance Data Dictionary 2022. This financing and investment contributes towards the Group's ambition to provide and facilitate $750bn to $1tn of sustainable financing and investment by 2030. The $86.2bn of sustainable finance includes lending facilities provided and capital markets facilitated transactions.
1 The detailed definitions of the contributing activities for sustainable finance are available in the Group’s revised Sustainable Finance Data Dictionary 2022. For the Group’s ESG Data Pack, Sustainable Finance Data Dictionary and third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reportingcentre

4	HSBC Bank plc

Key financial metrics

	2022	2021	2020
For the year (£m)
(Loss)/profit before tax (reported basis)	(959)	1,023	(1,614)
Profit/(loss) before tax (adjusted basis)[1]	1,724	1,577	(184)
Net operating income before change in expected credit losses and other credit impairment charges (reported basis)[2]	4,646	6,120	5,900
(Loss)/profit attributable to the parent company	(408)	1,041	(1,488)
At 31 December (£m)
Total equity attributable to shareholders of the parent company	23,875	23,584	23,666
Total assets	717,353	596,611	681,150
Risk-weighted assets[3,8]	114,171	106,703	124,353
Loans and advances to customers (net of impairment allowances)	72,614	91,177	101,491
Customer accounts	215,948	205,241	195,184
Capital ratios (%)[3,8]
Common equity tier 1	16.8	17.8	15.1
Tier 1	20.2	21.4	18.5
Total capital	31.7	31.9	27.5
Leverage ratio (%)[4,8]	5.5	4.2	4.0
Performance, efficiency and other ratios (annualised %)
Return on average ordinary shareholders’ equity[5]	(3.1)	4.3	(7.9)
Return on tangible equity (%)[6]	5.5	6.1	(2.7)
Cost efficiency ratio (reported basis)7	115.2	89.2	113.6
Cost efficiency ratio (adjusted basis)[7]	70.9	80.9	89.6
Ratio of customer advances to customer accounts	33.6	44.4	52.0
1    Adjusted performance is computed by adjusting reported results for the effect of significant items as detailed on pages 16 to 19.
2    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
3    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 'Financial Instruments', which are explained further on page 90. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
4    The leverage ratio is calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements, in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims and cash pooling netting. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks.
5    The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.
6    The RoTE is calculated by adjusting reported profit attributable to ordinary shareholders by excluding movements in PVIF and significant items (net of tax), divided by average tangible shareholders' equity excluding fair value of own debt, debit valuation adjustment (‘DVA’) and other adjustments for the period. The calculation of this measure includes the UK bank levy incurred for the first time in 2021, which was previously paid by the Group. Comparative data have not been re-presented.
7    Reported cost efficiency ratio is defined as total operating expenses (reported) divided by net operating income before change in expected credit losses and other credit impairment charges (reported), while adjusted cost efficiency ratio is defined as total operating expenses (adjusted) divided by net operating income before change in expected credit losses and other credit impairment charges (adjusted).
8    From 30 September 2022, investments in non-financial institution subsidiaries or participations have been measured on an equity accounting basis in compliance with UK regulatory requirements. Comparatives for prior periods have been represented on a consistent basis with the current year.

HSBC Bank plc	5

Strategic Report | About HSBC Group | Purpose and strategy

About HSBC Group
With assets of $3.0tn and operations in 62 countries and territories at 31 December 2022, HSBC is one of the largest banking and financial services organisations in the world. Approximately 39 million customers bank with the Group and the Group employs around 219,000 full-time equivalent staff. The Group has around 182,000 shareholders in 128 countries and territories.

Purpose and strategy

HSBC's purpose and ambition
The Group's purpose is ‘Opening up a world of opportunity’ and the Group's ambition is to be the preferred international financial partner for the Group's clients.
HSBC values
HSBC values help define who we are as an organisation and are key to our long-term success.
We value difference
Seeking out different perspectives.
We succeed together
Collaborating across boundaries.
We take responsibility
Holding ourselves accountable and taking the long view.
We get it done
Moving at pace and making things happen.
HSBC Group strategy
The Group is implementing its strategy at pace across the four strategic pillars aligned to its purpose, values and ambition announced in February 2021.
The Group's strategy centres on four key pillars: focus on our areas of strength, digitise at scale to adapt our operating model for the future; energise our organisation for growth and support the transition to a net zero global economy.
Focus on our strengths: in each of our global businesses, the Group will focus on areas where we are strongest and have opportunities to grow.
Digitise at scale: the Group will focus investments in areas such as technology, to improve our customers’ experience while ensuring security and resilience. These investments in technology will also help drive down costs, including through automating our middle and back offices and building solutions to free up office footprint.
Energise for growth: the Group is moving to a leaner and simpler organisation that is energised and fit for the future. The Group aims to inspire a dynamic culture and champion inclusion across the organisation, as well as help employees develop future skills.
Transition to net zero: the Group's ambition is to support the transition to a net zero global economy. The Group has set out an ambitious plan to aim to become a net zero bank, to support customers in their transition, and to unlock new climate solutions.
HSBC in Europe
Europe is an important part of the global economy, accounting for roughly 40% of global trade and one-quarter of global Gross Domestic Product (UNCTAD, IMF 2021). In addition, Europe is the world’s top exporter of services and second largest exporter of manufactured goods (UNCTAD, IMF 2021). HSBC Bank plc facilitates trade within Europe and between Europe and other jurisdictions where the HSBC Group has a presence.
With assets of £717bn at 31 December 2022, HSBC Bank plc is one of Europe’s largest banking and financial services organisations. We employ around 14,400 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, apart from UK retail and most UK commercial banking activity which, post ring-fencing, are managed by HSBC UK Bank plc.
HSBC Bank plc operates as one integrated business with two main hubs in London and Paris.
HSBC Bank plc is present in 20 markets1. We are organised around the principal operating units detailed below, which represent the region to customers, regulators, employees and other stakeholders.
The London hub consists of the UK non-ring fenced bank, which provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the Group.
HBCE comprises our Paris hub, its EU branches (Belgium, Czech Republic, Greece, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden), Germany and Malta. We are creating an integrated Continental European bank anchored on Paris to better serve our clients and simplify our organisation.
1    Full list of markets where HSBC Bank plc has a presence: Armenia, Belgium, Channel Islands and Isle of Man, Czech Republic, France, Germany, Greece, Ireland, Italy, Israel, Luxembourg, Malta, Netherlands, Poland, Russia, South Africa, Spain, Sweden, Switzerland and the UK.

HSBC Bank plc's strategy and progress on our 2022 commitments
Our ambition in Europe is to be the leading international wholesale bank connecting East and West, with a complementary Wealth business, an efficient operating model and a robust control framework (see our global businesses on page 9).
HSBC Bank plc exists to open up a world of opportunity for our customers by connecting them to international markets. Europe is the largest trading region in the world and Asia is Europe’s biggest and fastest growing external trading partner (UNCTAD, IMF 2021). We are well positioned to capitalise on this opportunity and play a pivotal role for the Group.
We expect Europe to continue to deliver change in 2023 to drive our ambition, the majority of announced transformation has been completed (see 'Focus on our strengths' for more information). In parallel to completing our transformation work, we are repositioning for growth and are well placed to seek to deliver strong financial performance. Further detail can be found below.
In 2022, Europe faced significant inflationary pressure, resulting in rapid central bank interest rate rises. We expect to continue operating in a volatile environment. Further information as to how we have and will continue to support and engage with our stakeholders can be found on page 10.
Below we provide a progress update on our commitments and strategic initiatives for 2022.
Focus on our strengths
Through our transformation programme we are building a leaner, simpler bank with a sharper strategic focus. We have redesigned our franchise around the needs of our international clients and maintaining product and service capability where clients demand them. We intend to be a market leader in sustainable financing and assist the Group in meeting its climate ambition for net zero operations and supply chain by 2030.
New regulation in the EU provides an opportunity to simplify our structure. In response to the requirement for an IPU in line with EU CRD V, HBCE acquired HSBC Germany and HBMT in the second half of 2022, and expects to acquire HSBC Private Bank (Luxembourg) SA in the first half of 2023. This remains subject to regulatory approvals for which the process has now started.
During 2022, HBCE has continued to prepare for the completion of the sale, of our French retail business which is expected in the second half of 2023, subject to regulatory approval. Until

6	HSBC Bank plc

completion of the planned transaction, the business remains part of, and will be managed by HBCE. Please see Note 34: Assets held for sale and liabilities of disposal groups held for sale, for further financial information on the transaction on page 175.
Following a strategic review of our business in Greece, an agreement has been signed to sell HBCE’s branch operations in Greece to Pancreta Bank SA. The transaction is subject to regulatory approval and is expected to complete in the first half of 2023.
Following a strategic review of HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc), we have stopped taking on new business and clients in our Russian operations. The value of foreign currency customer deposits and RUB deposits is now minimal. HSBC Europe BV has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory and governmental approvals. Such sale is currently expected to occur in the first half of 2023.
HSBC Group has implemented a new operating model for its Private Banking activities, in which HSBC Private Bank (Luxembourg) SA will become a central hub for HBCE’s Private Banking clients. These clients will be served via a Paris branch of HSBC Private Bank (Luxembourg) SA. This will enable us to provide an enhanced product range to clients leveraging our infrastructure in Luxembourg.
Digitise at scale
We continue to invest in the digitisation of our global businesses, which is central to our strategy. Within Europe, Wealth and Personal Banking (‘WPB’) is focused on enhancing our engagement between clients and relationship managers, and allowing clients to self-serve at a time that suits them. For example, we further enhanced our digital portfolio and risk analysis platform, which furthered Private Bank advisers' ability to make suitable investment recommendations to clients using a more holistic approach to risk management. For our Retail customers, we have placed efforts into reducing paper waste in connection with the bank statements, with 33,000 bank statements viewed or downloaded in the Channel Islands. Looking ahead, we will seek to deploy secure and private communications via social media channels between clients and relationship managers. We also plan to introduce new ESG-centred reporting.
We are committed to maintaining our core strength in Global Payments Solutions ('GPS'), formerly known as Global Liquidity and Cash Management ('GLCM'). In 2022, we successfully delivered Real Time Payment capability in Luxembourg. GPS have improved our offering for customers in HSBCnet by enabling new features such as allowing customers to track and create recurring SEPA payments. GPS also enhanced the Liquidity Management Dashboard functionality, improving customers' ability to create and manage cash flow forecasts. By December 2022, we had 288 customers using the dashboard.
Our strategy within Global Trade and Receivables Finance (‘GTRF’) Europe is to help make trade easier, faster and safer, whilst seeking to deliver sustainable and profitable growth. Throughout 2022, we enhanced our digital channel HSBCnet and strengthened collaborations with third-party platforms. Examples of third-party collaboration include Komgo, a bank-agnostic platform that provides solutions to our customers to manage trade finance needs, and Contour, a blockchain solution that fully digitises letters of credit.
As at year end, 85% of trade transactions across Europe were conducted digitally as we continue to see an increase in clients adopting digital solutions.
For digital currencies and assets, we have made significant progress in 2022 in building a strategic tokenisation platform ('HSBC Orion') in Global Banking and Markets. HSBC Orion launched the world's first GBP tokenised bond in January 2023.
The platform allows natively digital bonds to be registered and issued, fully supports both primary and secondary market trading and is part of our ambition to widen the adoption of digital assets.
In Foreign Exchange we continue to enhance our electronic trading infrastructure to provide improved risk management to our clients. Our focus is to support customers' FX and cross-border payment needs through improved pricing tools and e-trading.
Energise for growth
Empowering our organisation and energising our employees is critical to Europe’s success and remains a key focus. We made good progress against our people strategy including our diversity and inclusion agenda and are committed to offering colleagues the opportunities to develop their skills whilst building our talent pipelines to support the achievement of our strategic priorities.
We are committed to increasing diverse representation in Europe, especially at senior levels and in 2023 we aim to significantly increase sponsorship and accountability for achieving our goals. Our Diversity and Inclusion Council defines and drives specific actions across our D&I strands, supported by our pan-European Employee Resource Group 'Inclusive Europe'.
To support the Group's climate ambitions to become net zero in its operations and supply chain by 2030, and align its financed emissions to the Paris Agreement goal of net zero by 2050, the Group launched the Sustainability Academy in 2022. The Academy is available to all colleagues across the Group and serves as a central point for colleagues to access learning plans and curated resources, and develop practical skills. The Group have partnered with some leading educational institutions such as Imperial College Business School and will continue to update the academy with new research and content related to ESG issues, including those related to social and governance issues.
We have strengthened the training we provide to leaders to help them support colleagues through the changing environment we are facing. We have continued the executive development programme for our most senior leaders, which focuses on the shifting expectations of our enterprise wide leadership cadre, embedding the clarity and alignment to achieve our goals and tackling strategic change.
For our Managing Director population, we have taken into consideration that leadership development will vary depending on individual career experiences and tenure in role. Our executive curriculum contains an array of programmes to meet varying leadership development personas and topics focus on a range of issues including critical skills areas such as influence, inclusion, and Agile methodologies. During 2022, we launched two Managing Director development programmes: 1) Shaping your Leadership; to help new Managing Directors sharpen their focus and define how they will ‘show-up’ as one of HSBC's most senior leaders, 2) Shaping HSBC, which focuses on the experimentation required to enhance the leadership skills that will drive adaptability, innovation and unleash the talent of our people to enable HSBC to thrive in a time of disruption and complexity.
We continue to focus on the development of people managers who are key to shaping the experience of, and development of, our colleagues. We have recently refreshed our core People Manager Excellence curriculum which covers 40 skills structured around four modules that are available in face-to-face and virtual formats. The modules focus on: 1) Your Role; connecting managers with HSBCs purpose and personal energetic leadership, 2) Your People; creating energy, commitment and high performance within your team, 3) Your work; managing productivity and delivering against outcomes, and 4) Your Team; building high performing collaborative teams.
Complimentary digital learning pathways will also be made available to support the development contained within the four modules.

HSBC Bank plc	7

Strategic Report | Purpose and strategy | Our Global Businesses
Transition to net zero
Part of the Group’s ambition to be a net zero bank is to achieve net zero carbon emissions in our operations and supply chain by 2030.
The Group has three elements to the strategy: reduce, replace and remove. The Group plan to first focus on reducing carbon emissions from consumption, and then replacing remaining emissions with low-carbon alternatives in line with the Paris Agreement. The Group plan to remove the remaining emissions that cannot be reduced or replaced by procuring, in accordance with prevailing regulatory requirements, high-quality offsets at a later stage.
In October 2020, the Group announced an ambition to reduce its energy consumption by 50% by 2030, against a 2019 baseline. In 2022, HSBC Bank plc implemented energy efficiency measures and a strategic reduction of our office footprint, across our office spaces and data centres.
These measures include:
•Embedding 100% renewable energy in our Germany offices;
•Further installation of LED lighting and optimisation of lighting timing controls in France, Switzerland, Spain and Germany; and
•Improvements to heating, ventilation and air conditioning systems throughout the HSBC Bank plc office portfolio to reduce energy consumption and increase efficiency.
As part of the Group's ambition to achieve 100% renewable power across our operations by 2030, HSBC Bank plc continue to look for opportunities to procure green energy in each of our markets.
HSBC Bank plc is managing the gradual resumption of employee travel in line with the Group's aim to halve travel emissions by 2030 compared with pre-pandemic levels.
For further information on the transition to net zero, please see the ESG review in the Group’s Form 20-F for the year ended 31 December 2022.
Supporting our Customers
The Group understands that financial institutions have a critical role to play in achieving the transition to a net zero global economy. The most significant contribution we can make is by mobilising finance to support our portfolio of customers in their transition to decarbonise.
Since 2020, HSBC Bank plc has supported our customers' transition to net zero and helped build a sustainable future by providing and facilitating $86.2bn of sustainable finance, $18.9bn of sustainable investment and $0.1bn of sustainable infrastructure, as defined in the Group’s Sustainable Finance Data Dictionary 2022.
This financing and investment contributes towards the Group's ambition to provide and facilitate $750bn to $1tn of sustainable financing and investment by 2030. The $86.2bn of sustainable finance includes lending facilities provided and capital markets facilitated transactions.
Given the Group's global presence and relationships with our customers across industries, the Group recognise the role it can play in catalysing the global transition to net zero. The Group is well positioned to finance the transition in developing and emerging economies, mobilising capital to help enable sustainable business models and an inclusive, just and resilient transition.
The breakdown of the Group’s sustainable finance and investment progress is included in its ESG Data pack. The detailed definitions of the contributing activities for sustainable finance are available in the Group's Sustainable Finance Data Dictionary 2022. For the Group's ESG Data Pack, Sustainable Finance Data Dictionary and third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
Unlocking New Climate Solutions
The Group understands the need to find new solutions to increase the pace of change if the world is to achieve the Paris Agreement's goal of net zero by 2050. Therefore, the Group is working closely with a range of partners to accelerate investment in natural resources, technology and sustainable infrastructure to reduce emissions and help address climate change.

8	HSBC Bank plc

Our Global Businesses
The Group manages its products and services through its three global businesses: Global Banking and Markets ('GBM'); Commercial Banking ('CMB'); Wealth and Personal Banking ('WPB'); and the Corporate Centre (comprising: certain legacy assets, central stewardship costs, and interests in our associates and joint ventures).

Business segments
Our operating model has the following material segments: a GBM business which is further split into three reportable segments: MSS, GB and GBM Other (as defined below), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and eleven global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources.

Markets & Securities Services (‘MSS’)	Global Banking (‘GB’)	GBM Other	Commercial Banking (‘CMB’)	Wealth and Personal Banking ('WPB')
Markets & Securities Services is a products group that services customers of all Global Businesses and institutional clients across the financial sector globally. We offer clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European teams play a key role in providing access to FX, commodities, Equities and Fixed Income offerings, bridging emerging and developed markets, and collaborating with other global businesses to provide clients across the Group with commoditised and bespoke solutions that seek to support their growth ambitions.
Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including capital markets, advisory, lending, trade services and global payments services.
Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that seek to meet the needs of international clients across the company. Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions, particularly Asia, through our European client base, supporting the Europe ambition to be the leading international wholesale bank, partly by benefiting from the client network managed outside Europe.	GBM Other primarily comprises Principal Investments and GBM’s share of the Group’s Markets Treasury function.
The Principal Investments portfolio is focused on delivering investments that align to the group’s strategy and seeks to deliver strong returns across a diversified portfolio. Our commitment to sustainable private equity funds contributes directly to the Group’s aim to provide and facilitate $750bn and $1tn of sustainable finance and investment by 2030.	We have a clear strategy to be the leading international corporate bank in Europe. We help connect our European customers to our international network of relationship managers and product specialists; supporting their growth ambitions and targets. Our products are designed to support clients in their international growth and range from term loans to region-wide treasury and trade solutions. We see the greatest opportunity to deliver and grow value for the Group by supporting European clients with international subsidiaries in Asia and other regions; our internal performance measures are aligned to this outcome. Commercial Banking is at the centre of creating revenue synergies within the Group: we collaborate closely with our Global Banking and Markets colleagues to provide expertise in capital finance and advisory solutions to support our Commercial Banking clients. Our trade teams within Commercial Banking also provide import and export finance solutions to Global Banking and Markets clients. We also support our clients to unlock efficiencies in their Treasury structures through our Global Payments Solutions team. As the European economy pivots to a net zero carbon economy, we are expanding our services and products to provide customers with innovative sustainable finance solutions and ensuring our relationship managers are positioned to support our clients’ transition to net zero.	In Europe, Wealth and Personal Banking serves customers with their financial needs through a number of business areas including Retail Banking, Private Banking, Wealth Management, Insurance and Asset Management.
Our core retail proposition offers a full suite of products including personal banking, mortgages, loans, credit cards, savings, investments and insurance. Alongside this, WPB offers various propositions in certain markets, including Premier; as well as wealth solutions, financial planning and international services. In the Channel Islands and the Isle of Man, we serve local Islanders as well as international customers, the majority of whom are customers of HSBC in other markets, through our HSBC Expat proposition.
Our Private Banking proposition serves high net worth and ultra-high net worth clients. Whilst these clients are based all over the world, booking centres are based in the Channel Islands and Isle of Man, France and Germany, which facilitate customers with a total relationship balance greater than $2m. The range of services available to private banking clients includes investment management, Private Wealth Solutions and bespoke lending such as lending against financial assets and residential mortgage financing for high-end properties.
Private Banking hosts a ‘Next Generation’ programme of events to support our clients’ next generation in building and retaining the wealth within the family. The private bank offers this through its philanthropy advisory to our clients, which looks at business succession planning. We continue to focus on meeting the needs of our customers, the communities we serve, and our people, whilst working to build the bank of the future.
Adjusted profit/(loss) before tax by business segment
£472m	£486m	£(329)m	£785m	£577m
(2021: £(8)m); (2020: £20m)	(2021: £589m); (2020: £55m)	(2021: £99m); (2020: £(52)m)	(2021: £490m); (2020: £152m)	(2021: £323m); (2020: £(132)m)

Our global businesses are presented on an adjusted basis, which is consistent with the way in which we assess the performance of our global businesses.

HSBC Bank plc	9

Strategic Report | ESG Overview

ESG Overview
We conduct our business to support the sustained success of our customers, employees and other stakeholders.

Our approach
We are guided by the Group's purpose to open up a world of opportunity for our colleagues, customers and communities. Our purpose is underpinned by the Group's values: we value difference; we succeed together; we take responsibility; and we get it done. The Group's purpose and values help us to deliver our strategy and unlock long-term value for our stakeholders.
As an international bank with significant breadth and scale, we understand that our climate, economies, societies, supply chains and people’s lives are interconnected.The Group recognise they can play an important role in tackling ESG challenges. The Group focuses its efforts on three areas: the transition to net zero, building inclusion and resilience, and acting responsibly.
Fair outcomes
We are focused on running a strong and sustainable business that puts the customer first, values good governance, and gives our stakeholders confidence in how we do what we do. Our conduct approach helps to guide us to do the right thing and to focus on the impact we have for our customers and the financial markets in which we operate. For further information on conduct, see page 6. For further details on our purpose-led conduct approach framework, see www.hsbc.com/who-we-are.
Our colleagues
We aspire to open up a world of opportunity for our colleagues and build an inspiring, dynamic culture where the best talent want to work.
We value difference and we continue to build an inclusive workforce that is representative of the communities we serve. We set and report on progress made against the Group-wide gender and ethnic diversity goals.
Understanding the experience of colleagues is central to our efforts. Through our employee Snapshot survey, we capture our colleagues’ views on topics such as hybrid working and well-being. In 2022, over 8,000 colleagues responded to the survey across Europe, a participation rate of 54%. Developing the skills of colleagues is critical to energising our organisation. We foster a culture of learning through a range of resources that provide colleagues with a breadth of educational materials and development opportunities.
Our Climate ambition
The Group has set a climate ambition to become net zero in its operations and its supply chain by 2030, and align its financed emissions to the Paris Agreement goal of net zero by 2050. In 2022, the Group expanded coverage of sectors for on-balance sheet financed emissions targets, recognising the challenge of evolving methodologies and data limitations.
Transition to net zero represents one of the Group’s four strategic pillars. At the core of it is an ambition to support our customers on their transition to net zero, so that the greenhouse gas emissions from our portfolio of clients reaches net zero by 2050. The summary of the Group’s Transition to net zero disclosure can be found on page 47 of the HSBC Holdings plc ESG review 2022.

Engaging with our stakeholders
Engaging with our stakeholders is core to being a responsible business. To determine material topics that our stakeholders are interested in, we conduct a number of activities throughout the year, including engagements outlined in the table below.

Our stakeholders	How we engage	Material topics highlighted by the engagement
Customers	Our customers’ voices are heard through our interactions with them, surveys and by listening to their complaints	Customer advocacy
Employees	Our colleagues’ voices are heard through our employee Snapshot survey, Exchange meetings, and our ‘speak-up’ channels, including our global whistleblowing platform, HSBC Confidential	Employee training Diversity and inclusion Employee engagement
Investors
Our ordinary shares are held by our parent HSBC Holdings plc, however external parties invest in our bond issuance. We engage with these investors via our investor relations programme which enables investor queries alongside a broader programme of management meetings and market engagement
Strategic progress ESG policies Risk management
Communities	We welcome dialogue with external stakeholders, including non-governmental organisations (‘NGOs’) and other civil societies groups. We engage directly on specific issues and by taking part in external forums and working groups	Financial Inclusion and Community Investment
Regulators and governments	We proactively engage with regulators and governments to facilitate strong relationships via virtual and in-person meetings, responses to consultations individually and jointly via the industry bodies	Anti-bribery and Corruption
Suppliers	Our ethical and environmental code of conduct for suppliers of goods and services sets out how we intend to engage with our suppliers on ethical and environmental performance	Supply Chain Management Human Rights
Supporting our stakeholders facing a rising cost of living
We know that many of our customers are facing increasing cost of living pressures from higher inflation, and we are committed to helping them. Colleagues across our global businesses have been contacting our customers to provide them with access to support.

Our ESG metrics and targets
The Group has established targets that guide how we do business, including how we operate and how we serve our customers. These include targets designed to help us achieve our environmental and social sustainability goals.
They also help us to improve employee advocacy, the diversity of senior leadership and strengthen our market conduct.
The targets for these measures are linked to the pillars of our ESG strategy: transitioning to net zero, building inclusion and resilience, and acting responsibly.
To help us achieve our ESG ambitions, a number of measures are included in the annual incentive scorecards of the Europe Chief Executive and Executive Committee members.
Below we set out how we have made progress against the ESG-related ambitions and targets.

10	HSBC Bank plc

Environmental – Transition to net zero
One of the Group’s strategic pillars is to support the transition to a net zero global economy. The Group’s ambition is to align its financed emissions to the Paris Agreement goal to achieve net zero by 2050. The Paris Agreement aims to limit the rise in global temperatures to well below 2°C, preferably to 1.5°C, above pre-industrial levels.
The transition to net zero is one of the biggest challenges for our generation. Success will require governments, customers and finance providers to work together. The Group’s global footprint means that many of its clients operate in high-emitting sectors and regions that face the greatest challenge in reducing emissions. This means that the Group’s transition will be challenging but is an opportunity to make an impact.
The Group recognises that to achieve its climate ambition it needs to be transparent on the opportunities, challenges, related risks and progress it makes. To deliver on the ambition requires enhanced processes and controls, and new sources of data. The Group continues to invest in climate resources and skills, and develop its business management process to integrate climate impacts. Until systems, processes, controls and governance are enhanced, certain aspects of the Group’s reporting will rely on manual sourcing and categorisation of data. In 2023, the Group will continue to expand its disclosures. Reporting will need to evolve to keep pace with market developments.
At the end of 2022, HSBC Bank plc achieved 63% cumulative reduction in absolute operational greenhouse gas emissions compared to a 2019 baseline in France, Germany, Switzerland and Malta. HSBC Bank plc continues to work to support the Group's ambition to achieve net zero in its own operations and supply chain by 2030.
Since 2020, HSBC Bank plc has supported our customers' transition to net zero and helped build a sustainable future by providing and facilitating $86.2bn of sustainable finance, $18.9bn of sustainable investment and $0.1bn of sustainable infrastructure, as defined in the Group’s Sustainable Finance Data Dictionary 2022. This financing and investment contributes towards the Group's ambition to provide and facilitate $750bn to $1tn of sustainable financing and investment by 2030. The $86.2bn of sustainable finance includes lending facilities provided and capital markets facilitated transactions.
We continue to engage with our clients on their transition plans and to provide them with financing solutions to support their sustainability goals.
For further information regarding the Group’s environmental footprint, please visit https://www.hsbc.com/who-we-are/our-climate-strategy/becoming-a-net-zero-bank.
Social – Build inclusion and resilience
•Our Snapshot employee engagement1 score was 47% as at the end of 2022, an increase of 1% compared to 2021;
•Our ethnic diversity goal2 for 2022 was to increase black heritage colleagues in senior leadership roles in the UK to 2.2%. We exceeded this target and reached 2.4%; and
•In 2022, we reached 24.6% senior leadership3 roles held by women up from 23.8% in 2021.
Governance – Acting responsibly
96%4 of HSBC Bank plc staff completed conduct training in 2022, which covers Conduct and Regulatory Compliance topics including: market abuse, conflicts of interest and treating customers fairly.
1Employee engagement index is our headline measure of how employees feel about HSBC. HSBC Bank plc’s score is low compared to the Group, key contributors are ongoing transformation and the challenging external environment in Europe. However, we are seeing year on year improvements and will continue to embed a positive and inclusive culture where our colleagues can thrive.
2Our 2022 ethnicity goal of 2.2% includes UK RFB and NRFB.
3Senior leadership is classified as those at band 3 and above in the Group's global career band structure. Our 2022 gender diversity target of 26.4% is cascaded by Group and inclusive of our operations in Bermuda; we reached 25.1% by end of 2022 at the regional level. We missed our 2022 target, our focus on improving gender balance in senior leadership across Europe remains a priority for HSBC Bank plc executive committee for 2023.
4The completion rate shown relates to the 2021/22 ‘Taking Responsibility’ Compliance training module which is categorised as ‘required’ learning for Global employees. Unlike with mandatory training, a formal target is not established for ‘required’ learning modules and non-completion is performance managed.

Responsible Business Culture
We have the responsibility to protect our customers, our communities and the integrity of the financial system. In this section, we outline our requirements under the Non-Financial Reporting Directive.
Environmental matters
More information about the Group's assessment of climate risk can be found in HSBC Holdings plc's Annual Report on Form
20-F.
Employee matters
We are opening up a world of opportunity for our colleagues through building an inclusive organisation that values difference, takes responsibility and seeks different perspectives for the overall benefit of our customers.
We promote an environment where our colleagues can expect to be treated with dignity and respect. We are an organisation that acts where we find behaviours that fall short. Our index measuring colleagues’ confidence in speaking up is at 67% in 2022.
At times our colleagues may need to speak up about behaviours in the workplace. We encourage colleagues to speak to their line manager in the first instance, and our annual employee Snapshot survey showed 82% feel comfortable doing so. We recognise that at times people may not feel comfortable speaking up through the usual channels. HSBC Confidential is our global whistleblowing channel, allowing our colleagues past and present to raise concerns confidentially and, if preferred, anonymously (subject to local laws).
We aspire to be an organisation that is representative of the communities which we serve. To achieve this, we set goals that will build sustainable lasting change. We are focused on increasing women and black heritage colleagues in senior leadership roles and whilst we have made good progress, we know there is more to be done.
To support our ambition, we encourage our colleagues to self-identify their ethnicity data where legally permissible. At a European level, we are limited in our collection of ethnicity data and can only report in: UK, Channel Islands and the Isle of Man ('CIIOM'), and South Africa. However, we are continuing to drive open dialogue and action to strengthen our employee networks and improved our diversity data where possible.
Communities
The Group has a long-standing commitment to help support the communities in which it operates. Through charitable partnerships and volunteering opportunities, our people share their skills and create a positive impact on society. The Group's global reach is its unique strength and bringing together diverse people, ideas and perspectives, helps us open up opportunities and build a more inclusive world.
In 2022, HSBC Bank plc continued to work with our charity partners across Europe to promote employability and financial capabilities in disadvantaged communities, and respond to local needs:
–HBCE partnered with charities Cresus and Adie to deliver programmes that enhance financial capability and entrepreneurship amongst disadvantaged individuals in their respective communities.

HSBC Bank plc	11

Strategic Report | ESG Overview | Key Performance Indicators
–HBMT supported local disadvantaged young people through its charitable partnership with the Prince's Trust Foundation and the 'Prince's Trust International Achieve programme' to develop employable skills.
In 2022, HSBC Bank plc collectively donated £1.8m to charitable programmes and was further supported by our employees' contribution of 1,540 volunteer hours in various community activities and projects during work time.
Human rights
Our commitment to respecting human rights, principally as they apply to our employees, our suppliers and through our financial services lending, is set out in our Statement on Human Rights. This statement, along with our statements under the UK’s Modern Slavery Act, is available on www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
Anti-corruption and anti-bribery
We are committed to high standards of ethical behaviour and operate a zero-tolerance approach to bribery and corruption. We consider such activity to be unethical and contrary to good corporate governance.
HSBC requires compliance with all applicable anti-bribery and corruption ('AB&C') laws in all markets and jurisdictions in which we operate. These include the UK Bribery Act and France’s ’Sapin II’ law. We have a global AB&C policy, which gives practical effect to these laws and regulations, but also requires compliance with the spirit of laws and regulations to demonstrate our commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance.
The global AB&C policy sets out the key principles and minimum control requirements that enable HSBC to mitigate bribery and corruption risk. Mandatory AB&C training is provided to all staff, with additional targeted training tailored to the roles of individuals. HSBC carries out regular risk assessments, monitoring and testing of its AB&C programme and maintains clear whistleblowing policies and processes to ensure that individuals can confidentially report concerns.
Non-Financial Information Statement
Disclosures required pursuant to the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016 can be found on the following pages:

Environmental matters (including the impact of the company’s business on the environment)	Page 11
The company’s employees	Pages 111 to 112
Social matters	Page 11
Respect for human rights	Page 12
Anti-corruption and anti-bribery matters	Page 12
Business model	Page 9
Principal risks	Page 31
HSBC creates value by providing products and services to meet our customers' needs. We aim to do so in a way that fits seamlessly into their lives. This helps us to build long-lasting relationships with our customers. HSBC maintains trust by striving to protect our customers’ data and information, and delivering fair outcomes for them and if things go wrong, we need to address complaints in a timely manner.
Operating with high standards of conduct is central to our long-term success and underpins our ability to serve our customers. Our Conduct Framework guides activities to strengthen our business and increases our understanding of how the decisions we make affect customers and other stakeholders. Details on our Conduct Framework are available at www.hsbc.com/Conduct.

Tax
Our approach to tax
We are committed to applying both the letter and the spirit of the law in all territories where we operate, and have adopted the UK Code of Practice for the Taxation of Banks. As a consequence, we seek to pay our fair share of tax in the countries in which we operate. We continue to strengthen our processes to help ensure our banking services are not associated with any arrangements known or suspected to facilitate tax evasion.
HSBC continues to apply global initiatives to improve tax transparency such as:
•    the US Foreign Account Tax Compliance Act (‘FATCA’);
•    the Organisation for Economic Co-operation and Development ('OECD') Standard for Automatic Exchange of Financial Account Information (also known as the Common Reporting Standard);
•    the CRD IV Country by Country Reporting;
•the OECD Base Erosion and Profit Shifting (‘BEPS’) initiative; and
•the UK legislation on the corporate criminal offence (‘CCO’) of failing to prevent the facilitation of tax evasion.
We do not expect the BEPS or similar initiatives adopted by national governments to adversely impact our results.

Key Performance Indicators
The Board of Directors tracks the group’s progress in implementing its strategy with a range of financial and non-financial measures or key performance indicators (‘KPIs’). Progress is assessed by comparison with the group strategic priorities, operating plan targets and historical performance. The group reviews its KPIs regularly in light of its strategic objectives and may adopt new or refined measures to better align the KPIs to HSBC’s strategy and strategic priorities.

Financial KPIs

	2022	2021	2020
(Loss)/profit before tax (reported) (£m)	(959)	1,023	(1,614)
Profit/(loss) before tax (adjusted) (£m)	1,724	1,577	(184)
Cost efficiency ratio (reported) (%)	115.2	89.2	113.6
Cost efficiency ratio (adjusted) (%)	70.9	80.9	89.6
Return on tangible equity (%)	5.5	6.1	(2.7)
Common equity tier 1 capital ratio (%)	16.8	17.8	15.1
Profit/(loss) before tax (reported/adjusted): Reported profit/(loss) before tax is the profit/(loss) as reported under IFRS. Adjusted profit/(loss) before tax adjusts the reported profit/(loss) for the effect of significant items as detailed on pages 16 to 17.
Reported loss before tax in 2022 was £(959)m compared with a profit before tax of £1,023m in 2021. This was primarily driven by lower reported revenue, which reflected an impairment on the planned disposal of our retail banking operations in France and losses associated with the planned sale of our operations in Russia and Greece. Expected credit losses and other credit impairment charges ('ECL') were a net charge, largely reflecting stage 3 charges in Global Banking and CMB. This compared with a net release in 2021 primarily related to Covid-19 related allowances built up in 2020. Reported operating expenses were lower primarily driven by lower variable pay and the impact of our transformation cost-saving initiatives partly offset by higher restructuring and other related costs.
Share of profit/(loss) from associates recognised a loss of £30m compared with a gain of £191m in 2021.
Adjusted profit before tax was £1,724m, up £146m compared with £1,577m in 2021. This was driven by a strong revenue performance and lower operating expenses, partly offset by higher ECL. The increase in revenue was largely driven by higher net interest income in all of our global businesses, mainly due to interest rate rises. Revenue in Markets and Securities Services ('MSS') was also strong, mainly in Global Foreign Exchange and Equities. This was driven by increased client activity due to elevated market volatility and the macroeconomic impacts from rising inflation and increasing interest rates, and reflecting robust risk management. This was partly offset by lower valuation gains in Principal Investments ('PI') compared with 2021.

12	HSBC Bank plc

Operating expenses decreased, driven by lower performance related pay and the impact of our transformation cost-saving initiatives.
Reported cost efficiency ratio was 26.0 percentage points higher compared with 2021 driven by lower revenue partly offset by lower operating expenses. Reported revenue decreased by 24.1% and operating expenses decreased by 2.0%, mainly driven by the factors mentioned above.
Adjusted cost efficiency ratio improved by 10.0 percentage points from 2021, reflecting higher revenue and lower costs. Revenue increased by 7.1%, due to higher net interest income driven by the high interest rate environment and higher trading revenue in MSS. Operating expenses decreased by 6.1%, mainly driven by factors mentioned above.
Return on tangible equity (‘RoTE’) is computed by adjusting reported profit attributable to ordinary shareholders by excluding movements in PVIF and significant items (net of tax), divided by average tangible shareholders' equity excluding fair value of own debt, debit valuation adjustment (‘DVA’) and other adjustments for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests.
We provide RoTE as a way of assessing our performance, which is closely aligned to our capital positions.
CET1 capital ratio represents the ratio of common equity tier 1 capital to total risk-weighted assets ('RWA'). CET1 capital is the highest quality form of capital comprising shareholders’ equity and related non-controlling interests less regulatory deductions and adjustments.
The group seeks to maintain a strong capital base to support the development of its business and meet regulatory capital requirements at all times.
The CET1 capital ratio of 16.8% in 2022 decreased by 1.0% from 2021, mainly due to an increase in RWAs.

Non-financial KPIs
We monitor a range of non-financial KPIs focusing on customers, people, culture and values, including customer service satisfaction, employee engagement and diversity and sustainability.
For details on customer service and satisfaction please refer below; for the remaining non-financial KPIs, refer to the Non-financial reporting section on page 12 and Corporate Governance section on pages 104 to 113.
Customer service, awards and satisfaction
MSS
Our customers are at the heart of what we do and we are committed to delivering services and capabilities that meet their needs and help them fulfil their ambitions.
In 2022, we won numerous awards and consistently ranked highly with our European clients, including winning Currency Manager of the Year at the European Pension Awards, Best Prime Broker – Emerging Markets at the HFM European Services Awards (for the 10th consecutive year), ranking number one for ‘UK Research’, ‘UK Overall Broker’ and ‘Emerging EMEA Equity Research, Sales and Corporate Access’ in the Institutional Investor 2022 Survey and also ranking number one for ‘UK Fund Accounting and Administration provider’, ‘Top 200 Asset Managers’ and ‘Rest of the World’ in the R&M Investor Services Survey for Europe.

These accolades, coupled with multiple milestones and achievements in sustainable finance, demonstrate our leading capabilities to support clients locally and connect them to markets and expertise in the East, as well the key role Europe plays in supporting the Group’s strategic priorities.
GB
Within Global Banking Europe we remain committed to providing excellent customer experience and continue to strive towards improving our proposition to meet client needs.
In 2022, HSBC received industry recognition across a number of product capabilities offered to our Global Banking clients including being recognised as number one Best Services for Trade Finance in Western Europe by Euromoney in their Trade Finance Survey and number one for Cash Management in the UK in the 2022 Euromoney Market Leaders survey.
Aligned with our purpose of opening up opportunities for our clients, HSBC also won six bond awards from Environmental Finance in 2022. These awards also highlight the continued strength and differentiation of our Sustainability capabilities globally as well as the role we play in Europe helping our clients transition to net zero.
CMB
Customer experience and satisfaction are priorities for Commercial Banking in Europe. We measure a number of operational metrics on customer service levels and gather direct customer feedback to ensure our solutions and channels remain relevant and fit for our customers’ digital needs today. Our centralised booking model in Paris for our pan-European customers enables us to regionally cover and manage customers through a consistent and streamlined level of service.
This also ensures our Relationship Managers can support and cover customers using a common toolkit. Looking ahead, we will continue to measure how we deploy resources to our customers looking to expand and grow internationally, whilst also supporting them with their transition plans to achieve net zero.

WPB
Enhancing customer experience and improving satisfaction remains integral to our strategy. This is monitored through a number of customer satisfaction metrics covering branch, contact centre and digital channels. One example is iNPS ('Interactions Net Promoter Score') which measures interactions with our customers. In 2022 Channel Islands and Isle of Man ('CIIOM') Islands iNPS scored 14 against a target of 15 for mobile and 46 against a target of 50 for Premier Relationship Managers. The Expat proposition scored 24 against a target of 6 for Online, and Premier Relationship Managers scored 55 against a target of 46. We recognise the importance of customer feedback and continue to enhance our insights to gain a better understanding of our clients to provide a more personalised and relevant service.
Digital continues to be a principal area of investment; enhancing customer experience, reducing processing costs and driving the sustainability agenda. We are on track to transition 30% of cheques (up to the value of £500) away from the branch to mobile, improving customer service with 2,500 cheques deposited to date.
Private Banking remains committed to enhancing our digital capabilities and offering, with improved internal platforms and software to support the delivery of excellent client service. Within Switzerland, Luxembourg and Channel Islands service improvements have been delivered within the E-Banking platform including client access to on-demand statements.
We recognise that enhancing customer satisfaction is an evolving process and are committed to ensure our investments and focus are prioritised to achieve this.

HSBC Bank plc	13

Strategic Report | Economic background and outlook | Financial summary

Economic background and outlook

UK
Falling real incomes are driving the UK's economic slowdown
UK consumer price inflation remains very high. In January 2023, the annual inflation rate fell to 10.1%, the third consecutive monthly fall. While inflation may have peaked at 11.1% in October, cost pressures are still high and inflation could remain close to 10% through Q1 2023 before decreasing further. Thanks partly to falls in wholesale energy prices, the BoE forecasts that headline inflation could fall below 4% by Q4 2023.
Underlying inflation pressures could prove more persistent. In December 2022, UK services inflation hit its highest rate since 1992, though it fell back in January 2023. The UK labour market continues to be characterised by a constrained supply of workers, across sectors and skill levels, which could also add to core inflation pressure. The unemployment rate was close to multi-decade lows at 3.7% in the three months ended December 31, 2022. Wage growth, while strong, has not kept pace with inflation. Total nominal average weekly earnings were up 5.9% year-on-year in the three months ended December 31, 2022, while real pay on the same basis fell by 3.1%.
The real-terms income squeeze contributed to a fall in GDP of 0.2% quarter-on-quarter in Q3 2022, though an extra Bank Holiday for the Queen’s funeral may also have played a role. However, GDP was flat in Q4 2022, meaning the UK economy narrowly avoided slipping into technical recession. Even so, the underlying growth picture still looks challenging.
The BoE has raised Bank Rate at each policy meeting since December 2021, taking it to 4.0% in February 2023. This has already started to weigh on the housing market, with benchmark price indices showing falls in October and November 2022. In early February 2023, market prices implied that UK Bank Rate would peak at over 4.5% in mid-2023 with cuts expected to begin from Q4 2023.

Eurozone
Headline inflation falling and growth slowing
The eurozone economy was resilient through the second half of 2022. GDP grew 0.3% quarter on quarter in Q3, with a strong contribution from household spending despite high inflation. Preliminary data showed that the eurozone economy expanded again in Q4 2022, with GDP rising 0.1% quarter on quarter. The modest expansion means the eurozone also avoided slipping in to recession in 2022. With household savings rates still high, this resilience partly reflects government support measures.
Eurozone inflation remains high, even though it is estimated to have already reached its peak, having hit an all-time high of 10.6% in October 2022 and falling to 8.5% in the preliminary estimate for January 2023.
These elevated rates of inflation will weigh on real-terms incomes and, in turn, household spending. As the recent falls in wholesale energy prices start to feed through to consumers, headline inflation should fall further during the course of 2023. Declines in core inflation have been less pronounced, with core inflation of 5.2% in January 2023.
The ongoing inflationary squeeze on real-terms incomes means that a mild eurozone recession still seems likely, even though indicators of economic activity in early 2023 were resilient. The depth of any recession should be backstopped by a supportive labour market, not least because in Europe many firms can make use of government-backed short-time working schemes.

Financial summary

Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards ('IFRSs'), as detailed in the Financial Statements starting on page 116.
In measuring our performance, we supplement our IFRS figures with non-IFRS measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined and presented in accordance with US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results in order to eliminate factors that distort year-on-year comparisons. The ‘adjusted performance’ measure used throughout this report is described below. All alternative performance measures are described and reconciled to the closest reported financial measure when used.
Adjusted performance
Adjusted performance is computed by adjusting reported results for the year-on-year effects of significant items that distort year-on-year comparisons.
We use ‘significant items’ to describe collectively the group of individual adjustments excluded from reported results when arriving at adjusted performance. These items are ones that management and investors would ordinarily identify and consider separately when assessing performance to understand better the underlying trends in the business. We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant and providing insight into how management assesses year-on-year performance.

14	HSBC Bank plc

Summary consolidated income statement for the year ended
	2022	2021	2020
	£m	£m	£m
Net interest income	1,904	1,754	1,898
Net fee income	1,261	1,413	1,400
Net income from financial instruments measured at fair value	1,751	3,432	2,314
Gains less losses from financial investments	(60)	60	95
Net insurance premium income	1,787	1,906	1,559
Losses/gains recognised on Assets held for sale	(1,947)	67	—
Other operating income	356	527	417
Total operating income[1]	5,052	9,159	7,683
Net insurance claims, benefits paid and movement in liabilities to policyholders	(406)	(3,039)	(1,783)
Net operating income before change in expected credit losses and other credit impairment charges[2]	4,646	6,120	5,900
Change in expected credit losses and other credit impairment charges	(222)	174	(808)
Net operating income	4,424	6,294	5,092
Total operating expenses excluding impairment of goodwill and other intangible assets[1]	(5,365)	(5,416)	(5,903)
Impairment of goodwill and other intangible assets	12	(46)	(802)
Operating (loss)/profit	(929)	832	(1,613)
Share of (loss)/profit in associates and joint ventures	(30)	191	(1)
(Loss)/profit before tax	(959)	1,023	(1,614)
Tax credit	561	23	136
(Loss)/profit for the year	(398)	1,046	(1,478)
(Loss)/profit attributable to the parent company	(408)	1,041	(1,488)
Profit attributable to non-controlling interests	10	5	10
1Total operating income and expense include significant items as detailed on pages 15 to 17.
2Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.

Reported performance
Reported loss before tax was £(959)m, compared with a profit before tax in 2021 of £1,023m, a decrease of £1,982m. The reported loss in 2022 included impairments of £1,947m, mainly due to the reclassification of our retail banking operations in France to held for sale, and net ECL charges compared with a net release in 2021. This was partly offset by a reduction in operating expenses.
Reported revenue was £1,474m lower, largely reflecting impairments on the planned disposals of our retail banking operations in France, and our operations in Russia and Greece in 2022. Revenue also decreased in GBM Other mainly driven by lower favourable valuation gains in PI and a net loss of £91m from the buy-back of legacy securities to optimise the bank’s future funding costs.
This decrease was partly offset by a strong performance in Markets and Securities Services ('MSS') and higher revenue from interest rate rises, notably in Global Payments Solutions ('GPS') in Global Banking and CMB. During 3Q22, we renamed our Global Liquidity and Cash Management ('GLCM') business to Global Payments Solutions as we reshape our payments proposition into a technology-enabled, globally connected payments franchise, to better support our clients‘ needs and facilitate commerce.
In WPB, revenue grew supported by higher interest rates and higher revenue in insurance manufacturing driven by assumption updates, primarily reflecting favourable investment assumptions on asset management rebates for unit-linked investments and profit-sharing levels.
Reported operating expenses decreased, mainly driven by lower performance-related pay and the impact of our transformation cost-saving initiatives. This was partly offset by higher restructuring and other related costs.
In addition, there was also a loss compared with a gain in 2021 recognised from our share of profit/(loss) from associates.
Net interest income (‘NII’) increased by £150m or 9% compared with the prior year. This included higher net interest expense in Corporate Centre (up by £565m compared with 2021) associated with funding of our Markets business in MSS generating trading income. Excluding this, NII was up by £694m mainly in CMB (£277m) and Global Banking (£335m) driven by the higher interest rate environment, notably in GPS.
Net fee income decreased by £152m or 11% compared with the prior year, notably in Global Debt Markets in MSS and Global Banking, driven by lower underwriting fees as market activity fell due to the effect of the Russia-Ukraine war and wider macroeconomic uncertainties. This compared with a strong 2021 when corporates raised finance as initial Covid-19 restrictions were eased. This reduction was partly offset by higher income in GPS, as volumes grew and we delivered on our strategic initiatives.
Net income from financial instruments measured at fair value decreased by £1,681m or 49%, primarily in WPB. This decrease was driven by lower returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risk.
This adverse movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in net insurance claims and benefits paid and movement in liabilities to policyholders.
The decrease in WPB was partly offset by higher revenue in MSS, mainly reflecting strong client activity and robust risk management, notably in Global Foreign Exchange, due to elevated market volatility resulting from the Russia-Ukraine war and macroeconomic impacts from rising inflation and increasing interest rates. Revenue also benefited from favourable fair value movements in preference shares holdings in VISA in CMB and WPB.
Gains less losses from financial investments decreased by £120m, mainly driven by losses on the disposal of bonds held at fair value through other comprehensive income ('FVOCI') in Markets Treasury. This compared with gains in the prior year.
Net insurance premium income decreased by £119m or 6%, in WPB, from insurance manufacturing revenue driven by lower new business volumes.
Losses/gains recognised on Assets held for sale of £(1,947m) mainly driven by an impairment on the planned disposals of the retail banking operations in France £1,711m, branch operations in Russia of £212m and Greece of £87m in 2022. This compared with a gain of £65m from sale of a property in Germany in 2021.

HSBC Bank plc	15

Strategic Report | Financial summary
Net insurance claims, benefits paid and movement in liabilities to policyholders decreased by £2,633m or 87% in the insurance business in WPB. The decrease was driven by lower returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risks.
The losses recognised on the financial assets measured at fair value through profit and loss that are held to support these insurance contract liabilities are reported in 'Net income from financial instruments designated at fair value'.
Other operating income decreased by £171m or 32%, mainly in GBM Other due to lower intercompany recharge recoveries from other entities in the Group, with an offsetting decrease in operating expenses. This was partly offset by higher revenue in insurance manufacturing in WPB driven by assumption updates.
Changes in expected credit losses and other credit impairment charges (‘ECL’) were a charge of £222m in 2022, compared with a release of £174m in 2021. The charge in 2022 was mainly driven by higher stage 3 charges in Global Banking and in CMB reflecting heightened levels of uncertainty and inflationary pressures. This compared with a net release of stage 1 and stage 2 allowances in 2021 primarily relating to Covid-19 related allowances built up in 2020.

Total operating expenses excluding impairment of goodwill and other intangible assets decreased by £51m or 1%, mainly driven by lower variable pay and the impact of continued cost discipline as well as lower intercompany costs recharges. This was partly offset by an increase of £137m in restructuring and other related costs.
Impairment of goodwill and other intangible assets was a release of £12m compared with an impairment charge on non-financial assets of £(46)m in 2021.
Share of (loss)/profit in associates and joint ventures was a loss of £30m compared with a profit of £191m in 2021 due to the recovery in asset valuations. The loss in 2022 included a £24m true-up of prior year valuations in the underlying investments of an associate.
Tax credit of £561m was £538m higher compared with 2021. The effective tax rate of 58.5% for 2022 was driven by underlying losses before tax, non-recurring items including recognition of previously unrecognised deferred tax assets in France and a tax credit of £105m from movement in provisions for uncertain tax positions.
The tax credit in 2021 of £23m included favourable non-recurring items in respect of tax rate changes, prior period adjustments and the recognition of previously unrecognised deferred tax assets in France.

For commentary on the group’s reported performance for the year ended December 31, 2021 compared with the year ended December 31, 2020, please see pages 29 to 30, contained in the group’s registration statement on Form 20-F, as filed with the SEC on May 27, 2022 and as amended on July 8, 2022.

Adjusted performance

Significant revenue items by business segment – (gains)/losses for the year ended
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
31 Dec 2022
Reported revenue	2,446	1,571	(108)	1,433	(80)	(616)	4,646
Significant revenue items	(33)	—	100	(1)	1,572	498	2,136
– fair value movements on financial instruments[1]	(35)	—	(6)	(1)	—	(1)	(43)
– restructuring and other related costs[2]	2	—	106	—	—	126	234
– European restructurings	—	—	—	—	1,572	373	1,945
Adjusted revenue	2,413	1,571	(8)	1,432	1,492	(118)	6,782

31 Dec 2021
Reported revenue	2,043	1,367	310	1,096	1,276	28	6,120
Significant revenue items	12	—	269	(1)	(1)	(69)	210
– fair value movements on financial instruments[1]	12	—	(5)	(1)	(1)	—	5
– restructuring and other related costs[2]	—	—	274	—	—	(69)	205
Adjusted revenue	2,055	1,367	579	1,095	1,275	(41)	6,330

31 Dec 2020
Reported revenue	1,966	1,381	437	1,132	1,035	(51)	5,900
Significant revenue items	2	—	187	1	—	(93)	97
– fair value movements on financial instruments[1]	2	—	2	1	—	(2)	3
– restructuring and other related costs[2]	—	—	185	—	—	(91)	94
Adjusted revenue	1,968	1,381	624	1,133	1,035	(144)	5,997
1    Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.
2    Includes losses associated with the RWA reduction commitments.

16	HSBC Bank plc

Significant cost items by business segment – (recoveries)/charges for the year ended
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
31 Dec 2022
Reported operating expenses	(1,940)	(932)	(402)	(663)	(917)	(499)	(5,353)
Significant cost items	—	—	84	70	9	384	547
– restructuring and other related costs	—	—	68	61	2	327	458
– European restructurings	—	—	16	9	7	57	89
Adjusted operating expenses	(1,940)	(932)	(318)	(593)	(908)	(115)	(4,806)

31 Dec 2021
Reported operating expenses	(2,064)	(918)	(588)	(611)	(981)	(300)	(5,462)
Significant cost items	—	—	103	(1)	6	236	344
– restructuring and other related costs	—	—	103	(1)	6	213	321
– European restructurings	—	—	—	—	—	23	23
Adjusted operating expenses	(2,064)	(918)	(485)	(612)	(975)	(64)	(5,118)

31 Dec 2020
Reported operating expenses	(1,950)	(878)	(1,351)	(773)	(1,169)	(584)	(6,705)
Significant cost items	1	—	679	114	41	498	1,333
– restructuring and other related costs	—	—	218	79	5	377	679
– European restructurings	—	—	—	—	—	—	—
– settlements and provisions in connection with legal and regulatory	1	—	—	—	—	8	9
– impairment of other intangible assets	—	—	461	35	36	113	645
Adjusted operating expenses	(1,949)	(878)	(672)	(659)	(1,128)	(86)	(5,372)

Net impact on profit/(loss) before tax by business segment
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
31 Dec 2022
Reported profit/(loss) before tax	505	486	(513)	716	(1,004)	(1,149)	(959)
Net impact on reported profit and loss	(33)	—	184	69	1,581	882	2,683
– Significant revenue items	(33)	—	100	(1)	1,572	498	2,136
– Significant cost items	—	—	84	70	9	384	547
Adjusted profit/(loss) before tax	472	486	(329)	785	577	(267)	1,724

31 Dec 2021
Reported profit/(loss) before tax	(20)	589	(273)	492	318	(83)	1,023
Net impact on reported profit and loss	12	—	372	(2)	5	167	554
– Significant revenue items	12	—	269	(1)	(1)	(69)	210
– Significant cost items	—	—	103	(1)	6	236	344
Adjusted profit/(loss) before tax	(8)	589	99	490	323	84	1,577

31 Dec 2020
Reported profit/(loss) before tax	17	55	(918)	37	(173)	(632)	(1,614)
Net impact on reported profit and loss	3	—	866	115	41	405	1,430
– Significant revenue items	2	—	187	1	—	(93)	97
– Significant cost items	1	—	679	114	41	498	1,333
Adjusted profit/(loss) before tax	20	55	(52)	152	(132)	(227)	(184)
Adjusted performance
Adjusted profit before tax was £1,724m, up £147m or 9% compared with 2021. This reflected higher revenue and lower operating expenses partly offset by higher ECL and a loss in our share of profit in associates and joint ventures compared with a gain in 2021.
Adjusted revenue increased by £452m or 7% compared with 2021. This increase was primarily in Global Payments Solutions (‘GPS’) within Global Banking and CMB, driven by the positive impact of interest rate rises and balance sheet growth. In MSS, strong revenue performance, notably in Global Foreign Exchange, Securities Services and Equities, was driven by strong client activity and robust risk management. Revenue also increased in WPB reflecting higher net interest income driven by rising interest rates and higher revenue in insurance manufacturing driven by assumption updates.
This increase was partly offset by a reduction in GBM Other, mainly driven by lower favourable valuation gains in PIs and a net loss from the buy-back of legacy securities to optimise the bank’s future funding costs.
Adjusted ECL were a net charge of £222m compared with a net credit of £174m in 2021. In 2022, the net charge was mainly driven higher stage 3 charges in Global Banking and CMB. This compared with a net release of stage 1 and stage 2 allowances in 2021 reflecting an improved economic outlook and stabilisation of credit risk.
Adjusted operating expenses decreased by £312m or 6%, mainly reflecting the impact of our transformation cost-saving initiatives and lower performance-related pay. In addition, there was a lower UK bank levy charge, which included a credit of £44m relating to 2021 charges, and lower VAT costs in France due to an update in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021.
Share of (loss)/profit in associates and joint ventures was a loss of £30m compared with a profit of £191m in 2021. The loss in 2022 included a £24m true-up of prior year valuations in the underlying investments of the Business Growth Fund ('BGF').

HSBC Bank plc	17

Strategic Report | Financial summary
Markets and Securities Services
Adjusted profit before tax was £472m compared with a loss before tax of £(8)m in 2021. This was driven by strong revenue performance and lower operating expenses.
Adjusted revenue increased by £358m or 17%, mainly in Global Foreign Exchange (up by £305m). This was driven by increased client activity due to elevated market volatility and the macroeconomic impacts from rising inflation, increasing interest rates and a strengthening of the US dollar, resulting in a strong trading performance. Revenue also increased in Securities Services (up £72m) driven by higher interest rates and transaction volumes. In Equities, revenue was higher by £32m as 2022 included a one-off gain on disposal of an associate of £61m following a merger event. This increase was partly offset lower client activity as a result of inflation concerns and lack of investor appetite in 2022.
In Securities Financing, revenue was down by £49m, mainly due to margin compression in repurchase agreements (‘repos’). This reflected volatility due to the macro-economic environment, including central bank policies on interest rates. By contrast, revenue was up in Prime Finance driven by growth in client franchise revenue, up 10%, despite challenging market conditions.
Revenue also decreased in Global Debt Markets (down by £23m), mainly driven by lower primary issuances and reduced client activity due to challenging market conditions.
Adjusted operating expenses decreased by £124m or 6%, largely driven by a decrease in performance-related pay and the impact of our transformation cost-saving initiatives; partly offset by the impact of higher inflation.
Global Banking
Adjusted profit before tax was £486m, a decrease of £103m or 17% compared with 2021. This was largely driven by higher ECL, partly offset by higher revenue.
Adjusted revenue increased by £204m or 15%, mainly in GPS (up by £389m) driven by margin growth reflecting the rising global interest rate environment and strategic initiatives to grow fee income. In contrast, Capital Markets and Advisory revenue decreased by £124m, in line with the reduced market fee pool and adverse valuation movements on leveraged loans.
Adjusted ECL were a net charge of £153m compared with a net credit of £139m in 2021. The net charge in 2022 was mainly driven by higher stage 3 charges, notably in non-bank financial institutions and real estate sectors. This compared with a net release of stage 1 and stage 2 allowances in 2021 primarily relating to Covid-19 related allowances built up in 2020.
Adjusted operating expenses were £14m or 2% higher compared with 2021, reflecting the impact of higher inflation and strategic investments, partly offset by the impact of our ongoing cost discipline.
Global Banking and Markets Other
Adjusted loss before tax was £(329)m, compared with a profit before tax of £99m in 2021. This was largely driven by lower revenue, partly offset by lower operating expenses.
Adjusted revenue decreased by £587m, mainly in PIs driven by lower valuation gains of £209m compared with 2021. Revenue also decreased driven by a net loss from the buy-back of legacy securities to optimise the bank’s future funding costs, and also lower intercompany recoveries of costs from other entities in the Group. There was also a decrease in revenue allocated from Markets Treasury.
Adjusted operating expenses decreased by £167m or 35% compared with 2021, reflecting the move of certain GBM costs from the bank to other entities in the Group (offset by lower intercompany recoveries in revenue). The decrease in operating expenses was also driven by lower UK Bank levy in 2022, which included a credit relating to 2021 charges.

Commercial Banking
CMB performed strongly in 2022 as we continued to implement our strategy to focus on serving our international customers.
Adjusted profit before tax was £785m, up by £295m compared with 2021. This was mainly driven by higher revenue and lower operating expenses, partly offset by ECL charges.
Adjusted revenue increased by £337m or 31% compared with 2021. This was primarily in GPS (up by £294m) driven by the higher interest rate environment and growth in average deposit balances. There was also an increase in collaboration revenue from MSS products (up £36m), notably Global Foreign Exchange. Additionally, revenue also benefited from favourable fair value movements in our holding of preference shares in VISA and an increase in revenue from Markets Treasury.
This was partly offset by a decrease in Credit and Lending revenue of £43m, in part due to an increase in the cost of funds.
Adjusted ECL were a net charge of £54m compared with a net release of £7m in 2021. The net charge in 2022 was largely driven by stage 3 charges in France and Germany, partly offset by a release of stage 1 and stage 2 allowances. This compared with a net release in 2021 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses decreased by £19m or 3%, driven by continued cost discipline on discretionary spend and through hiring efficiencies, as well as from the impact of our cost-saving initiatives. The decrease was also driven by an update in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France.

Wealth and Personal Banking ('WPB')
Adjusted profit before tax of £577m, up £254m compared with 2021. This was primarily due to higher revenue and lower operating expenses, partly offset by higher ECL.
Adjusted revenue increased by £217m or 17%, mainly CIIOM from deposits (up £147m) due to the higher interest rate environment and growth in average balances. Revenue also increased in insurance manufacturing (up by £58m) due to assumptions changes and experience variances, primarily reflecting favourable investment assumptions on asset management rebates for unit-linked investments and profit-sharing levels. There were also favourable fair value movements in our holding of preference shares in VISA of £33m.
Adjusted ECL were a net charge of £7m compared with a net release of £23m in 2021. The net charge in 2022 mainly reflected a more normalised level of charges including provisions relating to a deterioration in the forward economic outlook due to heightened levels of uncertainty and inflationary pressures. The net release in 2021 was from Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses decreased by £67m or 7%. This was driven by the benefits of our cost-saving initiatives and a reduction due to the increase in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France.

Corporate Centre
Adjusted loss before tax of £267m compared with a profit before tax of £84m in 2021. This was mainly driven by a loss in associates and joint ventures compared with a gain in the first half of 2021, as well as lower revenue.
Adjusted revenue was lower by £77m, mainly driven by the non-recurrence of a fair value gain of £32m in 2021 from a long-standing investment in a Germany-based brokerage company. There was also lower valuation gains of £12m in Legacy Credit portfolios.
Adjusted ECL were £5m higher compared with 2021, mainly driven by losses in Legacy Credit.

18	HSBC Bank plc

Adjusted operating expenses increased by £51m, largely driven by higher margin on recharges from UK ServCo and higher intercompany recharges from entities in the Group.
Shares of (loss)/profit in associates and joint ventures was a loss of £28m, of which £24m was due to a true-up of prior year valuations in the underlying investments of the BGF. This compared with a profit of £191m in 2021 due to the recovery in asset valuations.

Dividends
The consolidated reported profit for the year attributable to the shareholders of the bank was £(408)m.
A special dividend was declared/paid on CET1 capital in 2022.
Further information about the results is given in the consolidated income statement on page 117.
For commentary on the group’s adjusted performance for the year ended December 31, 2021 compared with the year ended December 31, 2020, please see page 32, contained in the group’s registration statement on Form 20-F, as filed with the SEC on May 27, 2022 and as amended on July 8, 2022.
For commentary on the adjusted performance of our global businesses for the year ended December 31, 2021 compared with the year ended December 31, 2020, please see pages 32 to 34, contained in the group’s registration statement on Form 20-F, as filed with the SEC on May 27, 2022 and as amended on July 8, 2022.

Review of business position

Summary consolidated balance sheet at 31 Dec
	2022	2021
	£m	£m
Total assets	717,353	596,611
– cash and balances at central banks	131,433	108,482
– trading assets	79,878	83,706
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15,881	18,649
– derivatives	225,238	141,221
– loans and advances to banks	17,109	10,784
– loans and advances to customers	72,614	91,177
– reverse repurchase agreements – non-trading	53,949	54,448
– financial investments	32,604	41,300
– assets held for sale	21,214	9
– other assets	67,433	46,835
Total liabilities	693,337	572,896
– deposits by banks	20,836	32,188
– customer accounts	215,948	205,241
– repurchase agreements – non-trading	32,901	27,259
– trading liabilities	41,265	46,433
– financial liabilities designated at fair value	27,287	33,608
– derivatives	218,867	139,368
– debt securities in issue	7,268	9,428
– liabilities of disposal groups held for sale	24,711	—
– liabilities under insurance contracts	19,987	22,264
– other liabilities	84,267	57,107
Total equity	24,016	23,715
Total shareholders’ equity	23,875	23,584
Non-controlling interests	141	131

Total reported assets were 20.2% higher than at 31 December 2021. The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts decreasing to 33.6% from 44.4% as at 31 December 2021 driven by reclassification of French retail loans following the announcement of the sale to assets held for sale as well as ongoing loan book optimisation efforts.
Assets
Cash and balances at central banks increased by 21.2% as a result of increased customer deposits and decreased balances in reverse repos and advances to customers.
Trading assets and financial assets designated at fair value slightly reduced due to a reduction in Prime business and GDM activities on the basis of market conditions in 2022.
Derivative assets increased by 59.5% due to market movements in interest rates and FX rates.
Non-trading reverse repos decreased by 0.9% primarily due to changes in market conditions.
Financial investments decreased by 21.1% as a result of optimisation strategy.
Liabilities
Customer accounts increased by 5.2%, which is consistent with our funding strategy to grow customer deposits and increase stable funding.
Total of trading liabilities and financial liabilities designated at fair value balances has decreased by 14.4%.
Debt securities in issue decreased by 22.9% in line with the funding strategy.
Non-trading repos increased by 20.7% as a result of market activities.
Derivative liabilities increased by 57.0%. This is in line with derivative assets as the underlying risk is broadly matched.
Equity
Total shareholder's equity remained broadly unchanged as compared to 2021.

HSBC Bank plc	19

Strategic Report | Financial summary

Net interest margin
Net interest margin is calculated by dividing net interest income as reported in the income statement by the average balance of interest earning assets. Average balances are based on daily averages for the principal areas of our banking activities with monthly or less frequent averages used elsewhere.

Net interest income
	2022	2021	2020
	£m	£m	£m
Interest income	6,535	3,149	4,086
Interest expense	(4,631)	(1,395)	(2,188)
Net interest income	1,904	1,754	1,898
Average interest-earning assets	372,159	354,324	369,617
	%	%	%
Gross interest yield[1]	1.53	0.51	0.74
Less: gross interest payable[1]	(1.23)	(0.01)	(0.27)
Net interest spread[2]	0.30	0.50	0.47
Net interest margin[3]	0.51	0.50	0.51
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by asset type
	2022			2021			2020
	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]
	£m	£m	%	£m	£m	%	£m	£m	%
Short term funds and loans and advances to banks	144,826	1,115	0.77	119,025	(221)	(0.19)	90,841	(113)	(0.12)
Loans and advances to customers	91,882	2,177	2.37	99,151	1,585	1.60	116,518	2,058	1.77
Reverse repurchase agreements – non-trading	56,144	1,099	1.96	57,630	(132)	(0.23)	68,573	22	0.03
Financial investments	37,949	633	1.67	45,142	497	1.10	51,335	652	1.27
Other interest-earning assets	41,358	686	1.66	33,376	67	0.20	42,350	118	0.28
Total interest-earning assets	372,159	5,710	1.53	354,324	1,796	0.51	369,617	2,737	0.74
1    Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.

20	HSBC Bank plc

Summary of interest income by asset type

	2022			2021			2020
	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]
	£m	£m	%	£m	£m	%	£m	£m	%
UK
Short term funds and loans and advances to banks	84,268	1,331	1.58	67,123	228	0.34	53,688	336	0.63
Loans and advances to customers	36,753	989	2.69	39,826	630	1.58	50,442	972	1.93
Reverse repurchase agreements – non-trading	44,677	1,031	2.31	39,012	79	0.20	47,508	341	0.72
Financial investments	23,614	285	1.21	25,800	209	0.81	28,575	297	1.04
Other interest-earning assets	31,111	543	1.75	25,154	81	0.32	34,474	136	0.39
Total interest-earning assets	220,423	4,179	1.90	196,915	1,227	0.62	214,687	2,082	0.97

Non-UK
Short term funds and loans and advances to banks	92,131	535	0.58	77,530	(186)	(0.24)	60,597	(54)	(0.09)
Loans and advances to customers	55,161	1,269	2.30	59,324	984	1.66	66,077	1,166	1.76
Reverse repurchase agreements – non-trading	15,543	91	0.59	21,424	(197)	(0.92)	25,547	(305)	(1.19)
Financial investments	18,085	375	2.07	19,342	298	1.54	22,760	359	1.58
Other interest-earning assets	16,010	256	1.60	11,726	138	1.18	10,968	124	1.13
Total interest-earning assets	196,930	2,526	1.28	189,346	1,037	0.55	185,949	1,290	0.69

Inter region elimination
Total interest-earning assets	(45,194)	(995)	2.20	(31,937)	(468)	1.47	(31,019)	(635)	2.05
1 Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.

Summary of interest expense by type of liability and equity
	2022			2021			2020
	Average balance	Interest expense	Cost[1]	Average balance	Interest expense	Cost[1]	Average balance	Interest expense	Cost[1]
	£m	£m	%	£m	£m	%	£m	£m	%
Deposits by banks	31,930	55	0.17	32,891	(186)	(0.57)	28,812	(60)	(0.21)
Customer accounts	164,681	1,742	1.06	150,048	95	0.06	143,807	321	0.22
Repurchase agreements – non-trading	31,898	680	2.13	32,916	(192)	(0.58)	38,829	(129)	(0.33)
Debt securities in issue – non-trading	29,385	589	2.00	38,727	258	0.67	52,781	546	1.03
Other interest-bearing liabilities	50,301	739	1.47	36,811	68	0.18	47,384	160	0.34
Total interest-bearing liabilities	308,195	3,805	1.23	291,393	43	0.01	311,613	838	0.27
1    Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.

Summary of interest expense by type of equity and liability

	2022			2021			2020
	Average balance	Interest Expense	Cost[1]	Average balance	Interest Expense	Cost[1]	Average balance	Interest Expense	Cost[1]
	£m	£m	%	£m	£m	%	£m	£m	%
UK
Deposits by banks	13,738	469	3.41	14,292	76	0.53	15,496	256	1.65
Customer accounts	115,105	1,312	1.14	103,555	100	0.10	98,089	274	0.28
Repurchase agreements – non-trading	28,165	735	2.61	25,447	5	0.02	31,432	148	0.47
Debt securities in issue – non-trading	21,002	483	2.30	26,274	270	1.03	36,825	576	1.56
Other interest-bearing liabilities	35,058	685	1.95	25,889	181	0.70	38,072	261	0.69
Total interest-bearing liabilities	213,068	3,684	1.73	195,457	632	0.32	219,914	1,515	0.69

Non-UK
Deposits by banks	50,823	361	0.71	43,076	(30)	(0.07)	36,090	77	0.21
Customer accounts	49,610	433	0.87	46,562	(1)	—	45,832	74	0.16
Repurchase agreements – non-trading	7,713	(36)	(0.47)	10,030	(194)	(1.93)	11,265	(277)	(2.46)
Debt securities in issue – non-trading	13,764	166	1.21	14,183	15	0.11	17,573	5	0.03
Other interest-bearing liabilities	18,473	170	0.92	13,965	39	0.28	12,027	55	0.46
Total interest-bearing liabilities	140,383	1,094	0.78	127,816	(171)	(0.13)	122,787	(66)	(0.05)

Inter region elimination
Total interest-bearing liabilities	(45,256)	(973)	2.15	(31,880)	(418)	1.31	(31,088)	(611)	1.97
1 Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.

HSBC Bank plc	21

Strategic Report | Financial summary

Net interest margin[1]
	2022	2021	2020
	%	%	%
UK	0.21	0.28	0.25
Non-UK	0.74	0.64	0.74
As at 31 Dec	0.51	0.50	0.51
1    Net Interest Margin is calculated as net interest income divided by average interest-earning assets.

Distribution of average total assets
	2022	2021	2020
	%	%	%
UK	69.7	67.1	71.0
Non-UK	40.3	42.3	38.6
Inter region elimination	(10.0)	(9.4)	(9.6)
As at 31 Dec	100.0	100.0	100.0
Total Average Assets	714,284	648,386	740,554
The following tables allocate changes in interest income and interest expense between volume and rate for 2022 compared with 2021, and for 2021 compared with 2020.
We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest Income
		Increase/(decrease) in 2022 compared with 2021			Increase/(decrease) in 2021 compared with 2020
	2022	Volume	Rate	2021	Volume	Rate	2020
	£m	£m	£m	£m	£m	£m	£m
Short term funds and loans and advances to banks	1,114	(48)	1,383	(221)	(34)	(74)	(113)
Loans and advances to customers	2,177	(116)	708	1,585	(308)	(165)	2,058
Reverse repurchase agreements – non-trading	1,099	(24)	1,255	(132)	(3)	(151)	22
Financial investments	633	(79)	215	497	(79)	(76)	652
Other interest-earning assets	686	16	603	67	(25)	(26)	118
Total Interest Income	5,710	90	3,824	1,796	(115)	(826)	2,737

UK
Short term funds and loans and advances to banks	1,331	58	1,045	228	85	(193)	336
Loans and advances to customers	989	(49)	408	630	(205)	(137)	972
Reverse repurchase agreements – non-trading	1,031	11	941	79	(61)	(201)	341
Financial investments	285	(18)	94	209	(29)	(59)	297
Other interest-earning assets	543	19	443	81	(36)	(19)	136
Total Interest Income	4,179	146	2,806	1,227	(172)	(683)	2,082

Non-UK
Short term funds and loans and advances to banks	535	(35)	756	(186)	(15)	(117)	(54)
Loans and advances to customers	1,269	(69)	354	984	(119)	(63)	1,166
Reverse repurchase agreements – non-trading	91	54	234	(197)	49	59	(305)
Financial investments	375	(19)	96	298	(54)	(7)	359
Other interest-earning assets	256	51	67	138	9	5	124
Total Interest Income	2,526	42	1,447	1,037	24	(277)	1,290

Inter region elimination
Total Interest Income	(995)	(195)	(332)	(468)	(19)	186	(635)

22	HSBC Bank plc

Interest Expense
		Increase/(decrease) in 2022 compared with 2021			Increase/(decrease) in 2021 compared with 2020
	2022	Volume	Rate	2021	Volume	Rate	2020
	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	55	5	236	(186)	(9)	(118)	(60)
Customer accounts	1,742	9	1,638	95	14	(240)	321
Repurchase agreements – non-trading	680	6	866	(192)	20	(83)	(129)
Debt Securities in issue – non-trading	589	(62)	393	258	(145)	(143)	546
Other interest-bearing liabilities	739	24	647	68	(36)	(56)	160
Total Interest Expense	3,805	2	3,760	43	(55)	(741)	838

UK
Deposits by banks	469	(3)	396	76	(20)	(160)	256
Customer accounts	1,312	12	1,200	100	15	(189)	274
Repurchase agreements – non-trading	735	1	729	5	(28)	(115)	148
Debt Securities in issue – non-trading	483	(54)	267	270	(165)	(141)	576
Other interest-bearing liabilities	685	64	440	181	(84)	4	261
Total Interest Expense	3,684	57	2,995	632	(169)	(714)	1,515

Non-UK
Deposits by banks	361	(5)	396	(30)	15	(122)	77
Customer accounts	433	—	434	(1)	1	(76)	74
Repurchase agreements – non-trading	(36)	45	113	(194)	30	53	(277)
Debt Securities in issue – non-trading	166	—	151	15	(1)	11	5
Other interest-bearing liabilities	170	13	118	39	9	(25)	55
Total Interest Expense	1,094	(17)	1,282	(171)	(3)	(102)	(66)

Inter region elimination
Total Interest Expense	(973)	(175)	(380)	(418)	(16)	208	(611)

HSBC Bank plc	23

Strategic Report | Financial summary
Loan maturity and interest sensitivity analysis
The analysis of loan maturity and interest sensitivity is presented for loans where repayment is expected to occur on a contractual repayment basis (presented within Loans and advances to banks and Loans and advances to customers on our balance sheet). Loans that have been re-classified to Assets held for sale are excluded as recovery is expected from sale proceeds within the next 12 months rather than individual contractual repayment terms. The analysis of loan maturity and interest sensitivity by loan type on a contractual repayment basis was as follows.

	At 31 Dec 2022	At 31 Dec 2021
	£m	£m
Maturity of 1 year or less
Loans and advances to banks	15,911	8,844
Loans and advances to customers	39,207	41,439
	55,118	50,283
Maturity after 1 year but within 5 years
Loans and advances to banks	1,167	1,875
Loans and advances to customers	25,667	30,879
	26,834	32,754
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	1,080	1,666
Variable interest rate	87	209
	1,167	1,875
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	8,677	15,775
Variable interest rate	16,990	15,104
	25,667	30,879
Maturity after 5 years but within 15 years
Loans and advances to banks	—	70
Loans and advances to customers	4,938	11,325
	4,938	11,395
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—	70
Variable interest rate	—	—
	—	70
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	2,359	8,739
Variable interest rate	2,579	2,586
	4,938	11,325
Maturity after 15 years
Loans and advances to banks	74	—
Loans and advances to customers	3,906	8,688
	3,980	8,688
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	74	—
Variable interest rate	—	—
	74	—
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	1,719	6,572
Variable interest rate	2,187	2,116
	3,906	8,688

24	HSBC Bank plc

Deposits
The following tables summarise the average amount of bank deposits, customer deposits and certificates of deposit (‘CDs’) and other money market instruments (that are included within ‘Debt securities in issue’ in the balance sheet), together with the average interest rates paid thereon for each of the past two years. The geographical analysis of average deposits is based on the location of the office in which the deposits are recorded and excludes balances with HSBC companies.

Deposits by banks
	2022		2021
	Average balance	Average rate[1]	Average balance	Average rate[1]
	£m	%	£m	%
Total	31,965		32,958
– demand and other – non-interest bearing	5,277	—	3,630	—
– demand – interest bearing	14,204	0.5	12,990	(0.5)
– time	12,284	(0.4)	16,334	(0.7)
– other	200	0.6	4	30.5
UK	16,061		15,029
– demand and other – non-interest bearing	5,216	—	3,590	—
– demand – interest bearing	9,950	0.8	8,380	(0.4)
– time	895	0.7	3,059	(0.1)
Non-UK	15,904		17,929
– demand and other – non-interest bearing	61	—	40	—
– demand – interest bearing	4,254	0.1	4,610	(0.8)
– time	11,389	(0.5)	13,275	(0.9)
– other	200	0.6	4	30.5

Customer accounts
	2022		2021
	Average balance	Average rate[1]	Average balance	Average rate[1]
	£m	%	£m	%
Total	222,421		204,147
– demand and other – non-interest bearing	62,796	—	58,437	—
– demand – interest bearing	122,698	1.0	113,648	—
– savings	22,852	0.8	18,379	0.2
– time	13,347	1.7	13,213	0.3
– other	728	1.2	470	(0.3)
UK	133,919		118,224
– demand and other – non-interest bearing	23,804	—	19,013	—
– demand – interest bearing	82,735	1.1	75,746	0.1
– savings	16,837	0.6	12,005	0.2
– time	10,543	1.7	11,460	0.1
– other	—	—	—	—
Non-UK	88,502		85,923
– demand and other – non-interest bearing	38,992	—	39,424	—
– demand – interest bearing	39,963	0.7	37,902	—
– savings	6,015	1.4	6,374	0.2
– time	2,804	1.9	1,753	1.1
– other	728	1.2	470	(0.3)
1 Average rate calculations include negative interest on liabilities recognised as interest income in the income statement.

Net Charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 60.

Net charge-offs to average loans
	2022	2021
	%	%
Loans and advances to banks	0.00	0.00
Loans and advances to customers	0.18	0.16

Estimate of uninsured deposits and uninsured time deposits
HSBC provides deposit services to customers across the many countries in which we operate and are therefore subject to differing national and state deposit insurance regimes. Uninsured deposits are presented on an estimated basis using the same methodologies and assumptions inherent in our liquidity reporting requirements to our primary regulator, the Prudential Regulation Authority.
The insured status of a deposit is determined on the basis of individual insurance limits enacted within local regulations.
At 31 December 2022, the amount of uninsured deposit was £265bn (31 December 2021: £241bn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

HSBC Bank plc	25

Strategic Report | Financial summary | Other Information

Maturity analysis of uninsured time deposits
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
At 31 Dec 2022	£m	£m	£m	£m	£m
Uninsured time deposits	47,564	3,797	2,931	14,900	69,192
At 31 Dec 2021
Uninsured time deposits	27,951	1,554	1,946	21,292	52,743

Weighted average yields of investment debt securities
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	1.9	1.9	1.1	3.2
US Government agencies	—	—	—	—
US Government-sponsored agencies	—	—	—	—
UK Government	0.5	0.7	0.2	2.3
Hong Kong Government	—	2.7	—	—
Other governments	1.3	1.1	1.7	2.0
Asset-backed securities	6.7	—	2.5	2.5
Corporate debt and other securities	1.3	1.7	2.2	2.1

Debt securities measured at amortised cost
US Treasury	—	1.1	—	—
US Government agencies	—	—	—	—
US Government-sponsored agencies	—	—	—	—
UK Government	—	—	—	0.9
Hong Kong Government	—	—	—	—
Other governments	0.3	0.8	0.1	—
Asset-backed securities	—	—	—	—
Corporate debt and other securities	—	0.7	1.0	7.0
The maturity distributions of Asset Backed Securities (‘ABSs’) are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2022 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.

26	HSBC Bank plc

Reconciliation of alternative performance measures
Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.

Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
RoTE excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF, significant items and bank levy (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments for the period.
We provide RoTE ratio in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders’ equity and return on average tangible equity
	Year ended
	31 Dec	31 Dec	31 Dec
	2022	2021	2020
	£m	£m	£m
Profit
Profit attributable to the ordinary shareholders of the parent company	(611)	847	(1,643)
Decrease/(increase) in PVIF (net of tax)	(105)	(149)	59
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment and PVIF	(716)	698	(1,584)
Significant items (net of tax)	1,753	468	1,050
Profit attributable to the ordinary shareholders, excluding PVIF and significant items	1,037	1,166	(534)
Equity
Average total shareholders’ equity	23,550	23,629	24,457
Effect of average preference shares and other equity instruments	(3,888)	(3,722)	(3,722)
Average ordinary shareholders’ equity	19,662	19,907	20,735
Effect of PVIF (net of tax)	(727)	(553)	(464)
Significant items and other adjustments (net of tax)	(240)	(92)	(733)
Average tangible equity excluding PVIF, significant items and other adjustments	18,695	19,262	19,538
Ratio
Return on average ordinary shareholders’ equity (annualised)	(3.1)	4.3	(7.9)
Return on average tangible equity (annualised)	(3.8)	3.6	(8.1)
Adjusted Return on average tangible equity (annualised)	5.5	6.1	(2.7)

Disclosure controls
The group Chief Executive Officer and the group Chief Financial Officer, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Bank plc’s disclosure controls and procedures as at 31 December 2022. Based upon that evaluation, the group Chief Executive Officer and the group Chief Financial Officer concluded that the disclosure controls and procedures at 31 December 2022 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s assessment of internal controls over financial reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Regulation and supervision
UK regulation and supervision
The UK’s financial services regulatory structure is comprised of three regulatory bodies: the Financial Policy Committee, a committee of the BoE, the PRA, and the FCA. The Financial Policy Committee is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability. The BoE prudentially regulates and supervises financial services firms through the PRA, and in addition to its wider role as the UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities. The PRA and the FCA are micro-prudential supervisors. HSBC Bank plc is a ‘dual-regulated’ firm, subject to prudential regulation by the PRA and to conduct regulation by the FCA.

HSBC Bank plc	27

Strategic Report | Other Information
UK banking and financial services institutions are subject to multiple regulations. The primary UK statute in this context is the Financial Services and Markets Act 2000, as amended by subsequent legislation. As a result of a referendum in 2016, the UK left the EU on 31 January 2020 and agreed a transition period which ended at 11pm on 31 December 2020. At the end of the transition period, the group in the UK ceased to be subject to EU law. However, at that time, the EU’s financial services legislation was ‘onshored’ into UK law under the European Union (Withdrawal) Act 2018 (‘EUWA’). EU law continues to apply to the group’s subsidiaries in the EU. The UK and the EU have entered into a TCA and have made certain declarations relating to financial services.
The PRA and FCA are together responsible for authorising and supervising all the HSBC Group’s operating businesses in the UK that require authorisation under the Financial Services and Markets Act 2000. These include deposit-taking, retail banking, consumer credit, life and general insurance, pensions, investments, mortgages, custody and share-dealing businesses, and treasury and capital markets activity. The FCA is also responsible for promoting effective competition in the interests of consumers, and an independent subsidiary of the FCA, the Payment Systems Regulator, regulates payment systems in the UK. The PRA and FCA’s rules establish the minimum criteria for the authorisation of banks and other financial sector entities that carry out regulated activities. In the UK, the PRA and FCA have the right to object, on prudential grounds, to persons who hold, or intend to hold, 10% or more of the voting power or shares of a financial institution that they regulate, or of its parent undertaking. In its capacity as HSBC Group’s supervisor on a consolidated basis, the PRA receives information on the capital adequacy of, and sets requirements for, the HSBC Group as a whole. In addition, it conducts stress tests both on the group’s UK entities and more widely on the HSBC Group. Individual banking subsidiaries in the HSBC Group are directly regulated by their local banking supervisors, who set and monitor, inter-alia, their capital adequacy requirements.
The group is subject to capital requirements as set out in the Capital Requirements Regulation (the ‘CRR’) as onshored under EUWA, the PRA Rulebook and the UK law implementing the Capital Requirements Directive (the ‘CRD’ and together with the CRR, and the relevant rules of the PRA rulebook, the ‘Capital Requirements Legislative Package’).
The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with the Basel 3.1 in 2022. These include the changes in relation to counterparty risk, equity investments in funds and the leverage ratio. The group is also subject to liquidity requirements as set out in the Capital Requirements Legislative Package and implemented by the PRA and became subject to the net stable funding ratio (‘NSFR’) requirements prescribed under the Basel III Reforms in January 2022.
In November 2022, the PRA issued a consultation on the implementation of the second tranche of reforms with a proposed implementation date of 1 January 2025. This includes the changes to credit risk, market risk, credit valuation adjustment and operational risk RWAs and the implementation of an RWA output floor.
UK law implementing the BRRD requires the UK’s resolution authority to set a minimum requirement for own funds and eligible liabilities (‘MREL’) for banks in the UK. These include own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. These requirements are based on the resolution strategy for the HSBC Group, as agreed by the BoE in consultation with our local regulators. The UK has implemented the MREL requirements through the Banking Act, and the Bank Recovery and Resolution (No 2) Order 2014. The BoE separately updated its statement of policy on its approach to setting MREL in December 2021. The BoE has set MREL requirements for the HSBC Group and some of the HSBC Group’s UK subsidiaries including the company, which were applicable from January 1, 2019; end state MREL requirements are applicable from January 1, 2022. The UK MREL framework has been designed to be broadly compatible with the term sheet published by the Financial Stability Board (the ‘FSB’) on total loss absorbing capacity (‘TLAC’) requirements for global systemically important banks
(‘G-SIBs’). Additional TLAC requirements were implemented in 2019 through amendments to the CRR in line with the FSB’s TLAC standards and these also apply to the HSBC Group as a G-SIB.
The PRA and FCA monitor authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential and conduct of business matters. They may also obtain independent reports from a Skilled Person on the adequacy of procedures and systems covering internal control and governing records and accounting. The PRA meets regularly with the HSBC Group’s senior executives to discuss adherence to its prudential requirements. In addition, both the PRA and FCA regularly discuss with relevant management fundamental matters relating to the HSBC Group’s business in the UK and internationally, including areas such as strategic and operating plans, risk control, loan portfolio composition, organisational changes, succession planning and recovery and resolution arrangements.
UK's withdrawal from the EU
Through the UK’s membership of the EU, HSBC Group was both directly and indirectly subject to EU financial services regulation. The UK left the EU on January 31, 2020 but was subject to EU law during a transition period, which ended on 31 December 2020. At the end of the transition period, the HSBC Group and its subsidiaries in the UK (including HSBC Bank plc) ceased to be subject to EU law. However, EU law continues to apply to HSBC’s EU subsidiaries.
On 30 December 2020, the UK and the EU signed a Trade and Cooperation Agreement (‘TCA’) setting out their future relationship. The UK Parliament ratified the TCA the same day and the EU completed its ratification process in April 2021. The financial services provisions of the agreement are limited. In particular, the TCA provided no new arrangements to replace the ‘passporting’ arrangements which previously allowed UK and EU firms access to the others markets. The agreement preserves the respective rights of both the UK and EU to put in place measures for prudential reasons. In a declaration accompanying the TCA, the UK and EU have agreed to establish structured regulatory cooperation on financial services, with the aim of establishing a durable and stable relationship. The declaration states that these arrangements will allow for ‘transparency and appropriate dialogue in the process of adoption, suspension and withdrawal of equivalence decisions’ and ‘enhanced cooperation and coordination’. On 26 March 2021, the EU and UK announced the completion of negotiations for a Memorandum of Understanding establishing a Joint UK-EU Financial Regulatory Forum to serve as a platform for dialogue on financial services issues.
On 20 July 2022, the Financial Services and Markets Bill (‘FMSB’) was introduced to the UK Parliament. The FMSB provides for a number of changes to the regulatory architecture in the UK. Amongst other things, it contains provisions that would allow for specified ‘onshored’ EU legislation, including the UK CRR, to be revoked and replaced by legislation or rules made by HM Treasury or the regulators and provides for a ‘Designated Activities Regime’ that would allow HM Treasury to bring certain activities, products or conduct within the scope of the Financial Services and Markets Act 2000.
Financial crime regulation
The HSBC Group has built a strong financial crime risk management framework across its global business and functions. The group is committed to acting with integrity, and conducting our activities in each of the countries and territories in which we operate in accordance with all applicable laws and regulations relating to financial crime; money laundering, terrorist financing and proliferation financing, tax evasion, bribery and corruption, sanctions and fraud. While the UK is considered to have a strong understanding of its money laundering risk and a mature

28	HSBC Bank plc

framework to manage to it, the UK is targeted by criminals because of its diverse and developed financial services/markets. We have also spent time and attention on the detection, deterrence and disruption of terrorist financing and proliferation financing, as well as on our commitment to act with integrity and conduct our global activities in accordance with all applicable laws and regulations relating to tax evasion and tax evasion facilitation risks.
The external sanctions environment remains dynamic, and sanctions regimes are increasingly complex, particularly given the war between Russia and the Ukraine. The UK is aligned to UN and EU sanctions regimes, and has put in place sanctions legislation to ensure a smooth transition of sanctions compliance regulation following the UK’s departure from the EU. As a UK bank, the company has aligned its compliance program to comply with UK legislation and regulatory requirements, and continues to be subject to scrutiny by a number of UK supervisory bodies such as Office of Financial Sanctions Implementation (‘OFSI’) and the FCA.
In August 2022, the Board of Governors of the Federal Reserve System terminated its 2012 cease-and-desist order, with immediate effect. This order was the final remaining regulatory enforcement action that HSBC had entered into in 2012. In June 2021, the UK FCA had already determined that no further Skilled Person work was required under section 166 of the Financial Services and Markets Act. The Group Risk Committee retains oversight of matters relating to financial crime, including any remaining remedial activity not yet completed as part of previous recommendations.

Disclosures pursuant to Section 13(r) of the Securities Exchange Act
Section 13(r) of the Securities Exchange Act requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions with persons or entities targeted by U.S. sanctions programmes relating to Iran, terrorism, or the proliferation of weapons of mass destruction, even if those activities are not prohibited by U.S. law and are conducted outside the U.S. by non-U.S. affiliates in compliance with local laws and regulations.
To comply with this requirement, HSBC Holdings plc (together with its affiliates, the HSBC Group) has requested relevant information from its affiliates globally. The following activities conducted by HSBC Bank plc (‘HBEU’) and our affiliates during the period covered by this Form 20-F are disclosed in response to Section 13(r):

Legacy contractual obligations related to guarantees
Between 1996 and 2007, the HSBC Group provided guarantees to a number of its non-Iranian customers in Europe and the Middle East for various business activities in Iran. In a number of cases, the HSBC Group issued counter indemnities involving Iranian banks as the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. The Iranian banks to which the HSBC Group provided counter indemnities included Bank Tejarat, Bank Melli, and the Bank of Industry and Mine.
There was no measurable gross revenue in 2022 under those guarantees and counter indemnities. The HSBC Group does not allocate direct costs to fees and commissions and, therefore, has not disclosed a separate net profit measure. The HSBC Group is seeking to cancel all relevant guarantees and counter indemnities, and does not currently intend to provide any new guarantees or counter indemnities involving Iran. No guarantees were cancelled in 2022, and approximately 14 guarantees provided by HBEU remain outstanding.
Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
•The HSBC Group acts as the trustee and administrator for a pension scheme involving eight employees of a U.S.-sanctioned Iranian bank in Asia. Under the rules of this scheme, the HSBC Group accepts contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. The HSBC Group runs and operates this pension scheme in accordance with applicable laws and regulations. Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during 2022, was approximately $2,475.
For the Iranian bank-related activity discussed above, the HSBC Group does not allocate direct costs to fees and commissions and, therefore, has not disclosed a separate net profit measure.
HBEU has been holding a safe custody box for the Central Bank of Iran. For a number of years, the box has not been accessed by the Central Bank of Iran, and no fees have been charged to the Central Bank of Iran.
The HSBC Group currently intends to continue to wind down the above activities, to the extent legally permissible, and not enter into any new such activity.

HSBC Bank plc	29

Strategic Report | Other Information | Risk Overview
Activity related to U.S. Executive Order 13224
During 2022, the HSBC Group engaged in one domestic payment to the beneficial owner of an entity customer in Asia as part of the customer exit process. The HSBC Group entity customer and its beneficial owner were designated under Executive Order 13224 in the third quarter of 2021, and the entity customer account was restricted at that time.
The HSBC Group maintains a number of accounts for an individual customer in the Middle East who was designated under Executive Order 13224 in the fourth quarter of 2022. The customer’s accounts are restricted and the relationship is being exited. The customer engaged in two local currency domestic transactions during the fourth quarter of 2022, and the HSBC Group processed these transactions.
During 2022, HBEU processed one small local currency payment on behalf of a customer in Europe to a UK-registered charity that is designated under Executive Order 13224, but that is not sanctioned by the UK, EU, or the United Nations Security Council.
For these activities, there was no measurable gross revenue or net profit to the HSBC Group during 2022.
Other activity
The HSBC Group has a non-Iranian insurance company customer in the Middle East that, during 2022, made local currency domestic payments for the reimbursement of medical treatment to a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed these payments from its customer to the hospital.
The HSBC Group has four individual customers in the Middle East that, during 2022, made local currency domestic payments for medical treatment or reimbursement of medical treatment to a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed these payments from its customers to the hospital.

The HSBC Group has fifteen customers in the Middle East that, during 2022, received local currency cheques from an insurance company located outside Iran that is owned by the Government of Iran. The HSBC Group processed these cheques from the insurance company to its customers.
The HSBC Group has an individual customer in the Middle East that, during 2022, made a local currency payment to an Iranian Consulate outside Iran for document fees. The HSBC Group processed this payment.
HBEU has three customers in Europe that, during 2022, received local currency payments from a bank owned by the Government of Iran in relation to management charges and office supplies for property owned by the bank. The HSBC Group processed these payments to its customers.
The HSBC Group had an individual customer in Europe that was employed as a director of a bank owned by the Government of Iran. The customer’s account was closed and exited during 2022. The HSBC Group engaged in local currency domestic transactions for its customer and as part of the exit process for the customer.
The HSBC Group has an individual customer in Asia who was employed as a clerk for the local Iranian Consulate. During 2022, the HSBC Group engaged in local currency domestic transactions for its customer, including the receipt of local currency domestic salary payments from the local consulate remitted by a bank owned by the Government of Iran. The customer is no longer employed by the consulate and has confirmed all payroll with the Iranian Consulate has been settled.
The HSBC Group has five individual customers in Asia who made a small number of local currency domestic payments for visa applications and passport renewals to a local Iranian Embassy. The HSBC Group processed these payments from its customers to the Embassy.
For these activities, there was no measurable gross revenue or net profit to the HSBC Group during 2022.
Frozen accounts and transactions
The HSBC Group, including HBEU, maintains several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed or otherwise authorised, took place during 2022.
There was no measurable gross revenue or net profit to the HSBC Group during 2022 relating to these frozen accounts.

30	HSBC Bank plc

Risk overview
The group continuously identifies, assesses, manages and monitors risks. This process, which is informed by its risk factors and the results of its stress testing programme, gives rise to the classification of certain financial and non-financial risks. Changes in the assessment of these risks may result in adjustments to the group’s business strategy and, potentially, its risk appetite.
Our banking risks include credit risk, treasury risk, market risk, climate risk, resilience risk, regulatory compliance risk, financial crime and fraud risk and model risk. We also incur insurance risk.
In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, our reputation and the sustainability of our long-term business model.
The exposure to our risks and risk management of these are explained in more detail in the Risk section of the Report of the Directors on pages 33 to 103.
We have reviewed our list of top and emerging risks and changed the title of 'Regulatory focus on conduct of business' risk to 'Evolving regulatory environment' risk to reflect the broad regulatory agenda, including conduct. Credit risk has been added to reflect the current economic environment.

Risk		Description
Externally driven
Geopolitical and macroeconomic risk	▲	Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Heightened geopolitical tensions including the ongoing Russia-Ukraine war, alongside the economic impacts that continue to result from the Covid-19 pandemic, have also disrupted supply chains globally. These events and rising inflation in the European region have created a marked economic slowdown which will affect our customers and our business.
Credit risk	●	We regularly undertake detailed reviews of our portfolios and proactively manage credit facilities to customers and sectors likely to come under stress as a result of current macroeconomic and geopolitical events including the Russia-Ukraine war and the recessionary pressures across Europe. Particular emphasis has been maintained on the Real Estate, Construction and Contracting, Retail and Leverage portfolios. We have increased the frequency and depth of our monitoring activities with stress tests and other sectoral reviews performed to identify portfolios or customers who are likely to experience financial difficulty through the slowdown in economic activity.
Cyber threat and unauthorised access to systems	▶	We face a risk of service disruption from external and internal malicious activity. In response to the recent geopolitical events, we have further strengthened our monitoring approach. We operate a continuous improvement programme to protect our technology operations, and to counter a fast evolving cyber threat environment.
Evolving regulatory environment risk	▶	The compliance risk environment remains complex, given heightened geopolitical tensions and consequent macroeconomic impacts. There remains increased regulatory focus on operational and cyber resilience, economic impacts (including on customers), crypto-asset-related risks and sanctions, and wider anti-money laundering controls. These, alongside an increased focus on how financial services organisations demonstrate active management of and compliance with regulatory obligations and wider expectations, may result in change requirements across the group in the short to medium term. We continue to monitor regulatory and wider industry developments closely and engage with regulators as appropriate.
Financial crime and fraud risk	▲	We continue to support our customers against a backdrop of complex geopolitical, socio-economic and technological challenges, including the Russia-Ukraine war. We are monitoring the impacts of the Russia-Ukraine war on the group, and using our sanctions compliance capabilities to respond to evolving sanctions regulations, noting the challenges that arise in implementing the unprecedented volume and diverse set of sanctions and trade restrictions.
Ibor transition	▼	We remain exposed to regulatory compliance, legal and resilience risks as contracts transition away from demising Ibor benchmarks to new reference rates. As a result, we continue to consider the fairness of client outcomes, our compliance with regulatory expectations and the operation of our systems and processes. The key risks are diminishing in line with our process implementation as we have transitioned all but a small number of contracts in demised Ibors, and are well progressed in transitioning contracts in remaining demising Ibors, specifically US dollar Libor.
Environmental, social and governance risk	▲
We are subject to ESG risks relating to climate change, greenwashing, nature and human rights. This risk has increased owing to the pace and volume of regulatory developments globally and stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial risks for the group, including adverse reputational consequences.

HSBC Bank plc	31

Strategic Report | Risk overview

Risk		Description
Internally driven
People risk	▲
We monitor workforce capacity and capability requirements in line with our published growth strategy, in conjunction with risks related to employment relations practices, culture, and conduct. People risk has heightened in 2022 compared to 2021, mainly resulting from the many transformation and restructuring activities concomitantly happening in the region. The main risk drivers the region is exposed to are capacity and capability risks associated with talent attraction and retention, coupled with the effects of the current geopolitical tensions on our employees and markets' economies. Strong oversight continues to be maintained over people risks arising from change activity. Measures are being rolled out to support our people while transitioning to new business models as well as with challenges resulting from the current heightened inflationary pressures.

IT systems infrastructure and operational resilience	▲	We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. To support the business strategy, we strengthened our end to end management, build and deployment controls and system monitoring capabilities. We are seeing increased demand on customer support centres and our business operations as a result of the current economic environment and there is additional focus on our operational resilience. We continue to seek to reduce the complexity of our technology estate and consolidate our core banking systems onto a single strategic platform.
Execution risk	▲	Failure to effectively prioritise, manage and/or deliver transformation within the group impacts our ability to achieve our strategic objectives. Given the scale, complexity and pace of strategic change within the group, we must monitor, manage and oversee change execution risk to make sure our change portfolio and initiatives continue to deliver the right outcomes for our customers, people, regulators, investors and communities.
Model risk	▶
Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with particular focus on capital models. New technologies such as machine learning are driving changes to the model landscape, and the group’s strategic focus on climate risk requires the development of new methods that will effectively model climate-related factors and activities. A key area of focus is ensuring our standards, processes and controls are adequate to identify, measure and manage the resulting model risks. New Bank of England guidance on model risk management will require greater focus on the management of model risks across the bank.

Data risk	▲
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We need to ensure that data is kept confidential, and that we comply with the growing number of laws and increasing expectations from regulators concerning data privacy controls and the cross-border movement of data.

Third party risk	▶	We procure services and goods from a range of third parties. It is critical that we have appropriate risk management policies and processes over the selection and governance of third parties. This includes third parties’ supply networks, particularly for key activities that could affect our operational resilience. Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.

●	New risk introduced in 2022
▲	Risk has heightened during 2022
▶	Risk remains at the same level as 2021
▼	Risk has decreased during 2022

32	HSBC Bank plc

.

Our approach to risk
Our risk appetite
We recognise the importance of a strong risk culture, which refers to our shared attitudes, values and standards that shape behaviours related to risk awareness, risk taking and risk management. All our people are responsible for the management of risk, with the ultimate accountability residing with the Board.
We seek to build our business for the long term by balancing social, environmental and economic considerations in the decisions we make. Our strategic priorities are underpinned by our endeavour to operate in a sustainable way. This helps us to carry out our social responsibility and manage the risk profile of the business. We are committed to managing and mitigating climate-related risks, both physical and transition, and continue to incorporate consideration of these into how we manage and oversee risks internally and with our customers.
The following principles guide the group’s overarching appetite for risk and determine how our businesses and risks are managed.
Financial position
•Strong capital position, defined by regulatory and internal ratios.
•Liquidity and funding management for each entity on a stand-alone basis.
Operating model
•Ambition to generate returns in line with our risk appetite and strong risk management capability.
•Ambition to deliver sustainable earnings and appropriate returns for shareholders.
Business practice
•Zero tolerance for knowingly engaging in any business, activity or association where foreseeable reputational risk or damage has not been considered and/or mitigated.
•No appetite for deliberately or knowingly causing detriment to consumers arising from our products and services or incurring a breach of the letter or spirit of regulatory requirements.
•No appetite for inappropriate market conduct by a member of staff or by any group business.
Enterprise-wide application
Our risk appetite encapsulates the consideration of financial and non-financial risks. We define financial risk as the risk of a financial loss as a result of business activities. We actively take these types of risks to maximise shareholder value and profits.
Non-financial risk is defined as the risk to achieving our strategy or objectives as a result of inadequate or failed internal processes, people and systems, or from external events.
Our Risk Management Framework
An established risk governance framework and ownership structure ensures oversight of, and accountability for, the effective management of risk within the group. HSBC's Risk Management Framework ('RMF') fosters the continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. Integral to the RMF are risk appetite, stress testing and the identification of emerging risks.
Our Risk Committee focuses on risk governance and ensures a forward-looking view of risks and their mitigation. The Risk Committee is a committee of the Board and has responsibility for oversight and advice to the Board on, amongst other things, the bank’s risk appetite, tolerance and strategy, systems of risk management, internal control and compliance. Additionally, members of the Risk Committee attend meetings of the bank’s Nomination, Remuneration and Governance Committee at which the alignment of the reward structures to risk appetite is considered.
In carrying out its responsibilities, the Risk Committee is closely supported by the Chief Risk Officer, the Chief Financial Officer, the Head of Internal Audit and the Head of Compliance, together with other business functions on risks within their respective areas of responsibility.
Responsibility for managing both financial and non-financial risk lies with our people. They are required to manage the risks of the business and operational activities for which they are responsible. We maintain oversight of our risks through our various specialist Risk Stewards, as well as the accountability held by the Chief Risk Officer.
Non-financial risk includes some of the most material risks HSBC faces, such as cyber-attacks, poor customer outcomes and loss of data and the current geopolitical risks. Actively managing non-financial risks is crucial to serving our customers effectively and having a positive impact on society. During 2022 we continued to strengthen the control environment and our approach to the management of non-financial risks, as is broadly set out in our Risk Management Framework. The management of non-financial risk focuses on governance and risk appetite, providing a single view of the non-financial risks that matter most, and associated controls. It incorporates a risk management system designed to enable the active management of non-financial risk. Our ongoing focus is on simplifying our approach to non-financial risk management, while driving more effective oversight and better end-to-end identification and management of non-financial risks. This is overseen by the Operational and Resilience Risk function, headed by the group Head of Operational and Resilience Risk.
Three lines of defence
All our people are responsible for identifying and managing risk within the scope of their roles. Roles are defined using the three lines of defence model, which takes into account our business and functional structures.
To create a robust control environment to manage risks, we use an activity-based three lines of defence model, whereby the activity a member of staff undertakes drives which line they reside within. This model delineates management accountabilities and responsibilities for risk management and the control environment.
The model underpins our approach to risk management by clarifying responsibility, encouraging collaboration and enabling efficient coordination of risk and control activities. The three lines are summarised below:
•The first line of defence owns the risks and is responsible for identifying, recording, reporting and managing them in line with risk appetite, and ensuring that the right controls and assessments are in place to mitigate them.
•The second line of defence challenges the first line of defence on effective risk management, and provides advice and guidance in relation to the risk.

HSBC Bank plc	33

Report of the Directors | Risk
•The third line of defence is our Internal Audit function, which provides independent assurance that the group’s risk management approach and processes are designed and operating effectively.
Risk appetite
We formally articulate our risk appetite through our risk appetite statement ('RAS'), which is approved by the Board on the recommendation of the Risk Committee. Setting out our risk appetite ensures that planned business activities provide an appropriate balance of return for the risk we are taking, and that we agree a suitable level of risk for our strategy. In this way, risk appetite informs our financial planning process and helps senior management to allocate capital to business activities, services and products.
The RAS consists of qualitative statements and quantitative metrics, covering financial and non-financial risks. It is fundamental to the development of business line strategies, strategic and business planning and senior management balanced scorecards. Performance against the RAS is reported to the Risk Management Meeting ('RMM') so that any actual performance that falls outside the approved risk appetite is discussed and appropriate mitigating actions are determined. This reporting allows risks to be promptly identified and mitigated, and informs risk-adjusted remuneration to drive a strong risk culture.
.

Risk management
Stress testing
Stress testing is an important tool that is used by banks, as part of their internal risk management, and regulators to assess vulnerabilities in individual banks and/or the financial banking sector under hypothetical adverse scenarios. The results of stress testing are used to assess banks’ resilience to a range of adverse shocks and to assess their capital adequacy.
HSBC Bank plc is subject to regulatory stress testing in several jurisdictions. These requirements are increasing in frequency and granularity. They include the programmes of the BoE, Prudential Regulation Authority (‘PRA’) and the European Banking Authority (‘EBA’). Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on our portfolio quality, data provision, stress testing capability and capital planning processes.
A number of internal macroeconomic and event-driven scenarios specific to the European region were considered and reported to senior management during the course of the year. The selection of stress scenarios is based upon the output of our top and emerging risks identified and our risk appetite. The results help the Board and senior management to set our risk appetite and confirm the strength of our strategic and financial plans. Our risk appetite is set at a level that enables the group to withstand future stress impacts.
The macroeconomic internal stress tests, conducted throughout 2022, considered combinations of various potential impacts as identified in our top and emerging risks, in particular the impact of the Russia-Ukraine war, geopolitical tensions and trade wars, and operational risk.
In Q4 2022, the Group participated in the BoE Annual Cyclical Scenario ('ACS') stress testing exercise. The ACS focused on higher global interest rates in the face of a series of global cost shocks and high and persistent global inflation. Unemployment, also increased sharply. The impact of traded risk shocks was included, linked to a financial market scenario consistent with the content and calibration of the macroeconomic scenario.
This stress scenario was more severe than the Global Financial Crisis for both the UK and the world.
The scenario reflected the impact of weaker household real income growth, lower confidence and tighter financial conditions resulting in severe domestic and global recessions.
The BoE will publish the results in summer 2023.
In response to regulatory requirements and internal drivers, separately to the stress tests already mentioned, we are developing our capabilities to model the impact of climate risk on our bank, specifically physical and transition risk.
In 2022, we have considered four bespoke scenarios that were designed to articulate our view of the range of potential outcomes for global climate change. In our climate scenario analysis, we consider, separately: transition risk arising from the process of moving to a net zero economy, including changes in policy, technology, consumer behaviour and stakeholder perception, which will each impact borrowers’ operating income, financing requirements and asset values; and physical risk arising from the increased frequency and severity of weather events, such as hurricanes and floods, or chronic shifts in weather patterns, which will each impact property values, repair costs and lead to business interruptions.
These scenarios, which reflect different levels of physical and transition risk and are varied by severity and probability, were: the Net Zero scenario, which aligns with the Group net zero strategy and is consistent with the Paris Agreement; the Current Commitments scenario, which assumes that climate action is limited to the current governmental commitments and pledges; the Downside Transition Risk scenario, which assumes that climate action is delayed until 2030; and the Downside Physical Risk scenario, which assumes climate action is limited to current governmental policies.
We consider our Current Commitments scenario as the most likely scenario to transpire over the next five years. Under the Current Commitments scenario, we expect moderate levels of losses relating to transition risks. However, the rise in global warming will lead to increasing levels of physical risk losses in later years. Based on this scenario the potential impact on expected credit losses is not considered material over the next five years, as the impacts of climate risk will emerge later in the following decades.

Key developments and risk profile
Key developments in 2022
We actively managed the risks related to the Russia-Ukraine war and broader macroeconomic and geopolitical uncertainties, as well as other key risks described in this section.
In addition, we enhanced our risk management in the following areas:
•We have continued to improve our risk governance decision making, particularly with regard to the governance of treasury risk to ensure senior executives have appropriate oversight and visibility of macroeconomic trends around inflation and interest rates.
•We enhanced our enterprise risk reporting processes to place a greater focus on our emerging risks, including by capturing the materiality, oversight and individual monitoring of these risks.
•We have further strengthened our third-party risk policy and processes to improve control and oversight of our material third parties that are key to maintaining our operational resilience, and to meet new and evolving regulatory requirements.
•We have continued to embed, the governance and oversight around model adjustments, related processes for IFRS 9 models and financial reporting processes.
•Through our climate risk programme we have continued to embed climate considerations throughout the firm, including updating the scope of our programme to cover all risk types, expanding the scope of climate related training and developing new climate risk metrics to monitor and manage exposures.
•We continued to improve the effectiveness of our financial crime controls, deploying advanced analytics capabilities into our markets. We are refreshing our financial crime policies, ensuring they remain up-to-date and address changing and emerging risks. We continue to monitor regulatory changes.

34	HSBC Bank plc

Top and emerging risks
We use a top and emerging risks process to provide a forward-looking view of issues with the potential to threaten the execution of our strategy or operations over the medium to long term.
We proactively assess the internal and external risk environment, as well as review the themes identified across the European region and the group's businesses, for any risks that may require escalation. We update our top and emerging risks as necessary.
Our current top and emerging risks are as follows.
Externally driven
Geopolitical and macroeconomic risk
The Russia-Ukraine war has had far-reaching geopolitical and economic implications. The group is monitoring the impacts of the war and continues to respond to the further economic sanctions and trade restrictions that have been imposed on Russia in response. In particular, significant sanctions and trade restrictions against Russia have been put in place by the US, the UK and the EU, as well as other countries. Such sanctions and restrictions have specifically targeted certain Russian government officials, politically exposed persons, business people, Russian oil imports, energy products, financial institutions and other major Russian companies, as well as more generally applicable investment, export, and import bans and restrictions. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures. Further sanctions, trade restrictions and Russian counter sanctions may adversely affect the group, its customers and the markets in which we operate by creating regulatory, reputational and market risks.
Our business in Russia principally serves multinational corporate clients headquartered in other countries, is not accepting new business or customers, and is consequently on a declining trend. Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory and governmental approvals.
Global commodity markets have been significantly impacted by the Russia-Ukraine war and localised Covid-19 outbreaks, leading to continued supply chain disruptions. This has resulted in European product shortages and increased prices for both energy and non-energy commodities, such as food. Despite falls in wholesale energy prices in late 2022 and early 2023, which may provide relief, ongoing pass-through of input price rises means we do not expect underlying inflationary pressures to ease significantly in the near term. These issues have exacerbated inflation across the region. Prolonged spells of relatively mild seasonal weather, and diversification of fuel services have nevertheless helped Europe to substantially reduce risks of energy rationing over the winter months.
Rising global inflation has prompted the ECB to tighten monetary policy. The combined pressure of inflation and interest rate rises may lead to pressures on customers and their ability to repay debt. The ECB has increased its benchmark rate by 300bps since July 2022. Further interest rate increases by the ECB are anticipated in light of inflation forecasts. Investors appear less willing to tolerate expansionary fiscal policies in the context of high debt ratios. An economic slowdown, possibly a recession in parts of the EU and the UK, could slow the pace of tightening in our major markets. However, should interest rates need to rise beyond what is currently expected, a realignment of market expectations could cause turbulence in financial asset prices.
Second order impacts from the Russia-Ukraine war and other geopolitical events remain uncertain and may lead to significant credit losses on specific exposures, which may not be fully captured in our ECL estimates. Higher inflationary concerns and interest rate expectations across the region are also having an impact on ECL. In line with existing practice we have continued to carry out enhanced monitoring of model outputs and the use of model overlays, including management adjustments based on the expert judgement of senior credit risk managers to reflect current market inflation and interest rate conditions where they have not been incorporated in the underlying macroeconomic scenarios. Inflation and rising interest rates have been considered both directly in certain models, and assessed via adjustments where not directly considered.
Whilst many of the government programmes implemented during the Covid-19 pandemic to support businesses and individuals have ceased, these have impacted the level of credit losses, which in turn may have impacted the longer-term reliability of loss and capital models.
Negotiations between the UK and the EU over the operation of the Northern Ireland Protocol are continuing. While there are signs that differences may be diminishing, failure to reach agreement could have implications for the future operation of the EU-UK TCA. In June 2022, the UK government published proposed legislation that seeks to amend the Protocol in a number of respects. In response, the EU launched infringement procedures against the UK, and is evaluating the UK response, received in September 2022. If the proposed legislation were to pass, and infringement procedures progressed, it could further complicate the terms of trade between the UK and the EU and potentially prevent progress in other areas such as financial services. We are monitoring the situation closely, including the potential impacts on our customers.
Our business could also be adversely affected by economic or political developments in regions of the world outside Europe. This reflects our extensive business links, through members of the Group and other entities, in Asia and elsewhere. Tensions between China and the US, extending to the UK, the EU, India and other countries, and political developments in Hong Kong and Taiwan, may adversely affect the group.
The US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on China. In response to foreign sanctions and trade restrictions, China has also announced sanctions, trade restrictions and laws that could impact the group and its customers.
High Covid-19 vaccination rates and acquired population immunity in 2022 across the European region have reduced the public health risks and the need for restrictions. New Covid-19 variants and sub-variants pose a continuing risk and could result in the European governments reintroducing restrictions, potentially impacting our personal and business customers.
Our Central macroeconomic scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’ calculations of ECL, assumes low growth and a higher inflation environment. However, due to the rapidly changing economic conditions, the potential for forecast dispersion and volatility remain high, impacting the degree of accuracy and certainty of our Central scenario forecast. The level of volatility depends on various factors, including but not limited to: commodity price increases, supply chain constraints and the monetary policy response to inflation. There is also uncertainty with respect to the relationship between the economic drivers and the historical loss experience, which has required adjustments to modelled ECLs in cases where we determined that the model was unable to capture the material underlying risks. For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 64.
Mitigating actions
•We closely monitor geopolitical and economic developments including the impacts of the Russia-Ukraine war and undertake scenario analysis and stress testing where appropriate. This helps us to take portfolio actions where necessary, including seeking to ensure enhanced monitoring and amending our risk appetite.
•We continue to monitor the EU’s relationship with the UK, and assess the potential impact on our people, operations and portfolios.
•We continue to monitor our risk profile closely in the context of the current geopolitical and macroeconomic situation, and given the significant uncertainties, additional mitigating actions may be required.

HSBC Bank plc	35

Report of the Directors | Risk
Credit risk
Credit risk has increased driven chiefly by the impacts and uncertainty caused by the current geopolitical and macroeconomic environment. Economic prospects and therefore the outlook for credit risk across our key markets will be driven by a number of factors including how inflationary pressures are managed across the EU and the UK, and whether a global recession develops, exacerbated by the ongoing Russia-Ukraine war.
Mitigating actions
•Reviews of key credit portfolios are undertaken regularly to seek to ensure that individual customer or portfolio risks are understood and our management of the level of facilities offered through the economic downturn is appropriate.
•We continue to monitor high risk wholesale industry sectors closely and in 2022 we undertook specific reviews of portfolios showing vulnerability such as Real Estate, Retail, Construction and Contracting and Wholesale Trade.
•Detailed performance monitoring is reviewed on a monthly basis, which includes early warning indicators and a view of concentration risks. Portfolio limits and exposures are re-assessed and reductions implemented where appropriate.
•We stress test portfolios of particular concern to identify sensitivity to loss under a range of scenarios, with management actions being taken to seek to rebalance exposures and to manage risk appetite where necessary.
Cyber threat and unauthorised access to systems
Together with other organisations, we continue to operate in an increasingly hostile cyber threat environment. These threats include potential unauthorised access to customer accounts, attacks on our systems or those of our third-party suppliers and require ongoing investment in business and technical controls to defend against them.
Mitigating actions
•We continuously evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes. To further protect the group and our customers and help ensure the safe expansion of our business lines, we continue to strengthen our controls to reduce the likelihood and impact of advanced malware, data leakage, exposure through third parties and security vulnerabilities.
•We seek to enhance our cybersecurity capabilities, including Cloud security, identity and access management, metrics and data analytics, and third-party security reviews. An important part of our defence strategy is ensuring our colleagues remain aware of cybersecurity issues and know how to report incidents.
•We report and review cyber risk and control effectiveness at executive and non-executive Board level. We also report it across our businesses and functions to help ensure appropriate visibility and governance of the risk and its mitigating actions.
•We participate globally in industry bodies and working groups to collaborate on tactics employed by cyber-crime groups and to collaborate in defending, detecting and preventing cyber-attacks on financial organisations.
Evolving regulatory environment risk
We aim to keep abreast of the emerging regulatory compliance and conduct agenda, which currently includes, but is not limited to: ESG matters; ensuring good customer outcomes; addressing customer vulnerabilities due to cost of living pressures; regulatory compliance; regulatory reporting; employee compliance, including use of e-communication channels; and the proposed reforms to the UK financial services sector, known as the Edinburgh Reforms.
We monitor regulatory developments closely and engage with regulators, as appropriate, to help ensure new regulatory requirements are implemented effectively and in a timely way.
The competitive landscape in which the group operates may be impacted by future regulatory changes and government intervention.
Mitigating actions
•We monitor for regulatory developments to understand the evolving regulatory landscape and seek to respond with changes in a timely way.
•We continue to support work that is focussed on the implementation of UK Consumer Duty requirements.
•We engage with governments and regulators to make a contribution to regulations and to try and ensure that new requirements are considered properly and can be implemented effectively. We hold regular meetings with relevant authorities to discuss strategic contingency plans, including those arising from geopolitical issues.
•Our simplified conduct approach has been embedded to align to our purpose and values, in particular the value ‘we take responsibility’.
Financial crime and fraud risk
Financial institutions remain under considerable regulatory scrutiny regarding their ability to detect and prevent financial crime, which continues to evolve. Challenges include managing conflicting laws and approaches to legal and regulatory regimes, and implementing the unprecedented volume and diverse set of sanctions, notably as a result of the Russia-Ukraine war.
Amid rising inflation and increasing cost of living pressures, we face increasing regulatory expectations with respect to increases in internal and external fraud and the abuse of vulnerable customers for financial crime.
The digitisation of financial services continues to have an impact on the payments ecosystem, with an increasing number of market entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as financial institutions. This presents ongoing challenges in terms of maintaining required levels of payment transparency, notably where financial institutions serve as intermediaries. Developments around digital assets and currencies have continued at pace, with an increasing regulatory and enforcement focus on the financial crimes linked to these types of assets.
Expectations with respect to the intersection of ESG issues and financial crime as our organisation, customers and suppliers transition to net zero, continue to increase, focussed on potential ‘greenwashing,’ human rights issues and environmental crimes.
We also continue to face increasing challenges presented by national data privacy requirements, which may affect our ability to manage financial crime risks holistically and effectively.
Mitigating actions
•We continue to manage sanctions and trade restrictions through the use of, and enhancements to, our existing controls.
•We continue to develop our fraud controls, and invest in capabilities to fight financial crime through the application of advanced analytics and artificial intelligence.
•We are looking at the impact of a rapidly changing payments ecosystem, as well as risks associated with direct and indirect exposure to digital assets and currencies, in an effort to ensure our financial crime controls remain appropriate.
•We are assessing our existing policies and control framework so that developments relating to the ESG space are considered and the risks mitigated.
•We engage with regulators, policymakers and relevant international bodies, seeking to address data privacy challenges through international standards, guidance and legislation.

36	HSBC Bank plc

Ibor transition
Interbank offered rates (‘Ibors’) have previously been used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance benchmarking.
Following the UK’s Financial Conduct Authority (‘FCA’) announcement in July 2017 that it would no longer continue to persuade or require panel banks to submit rates for the London interbank offered rate (‘Libor’) after 2021, we have been actively working to transition legacy contracts from Ibors to products linked to near risk-free replacement rates (‘RFRs’) or alternative reference rates.
The publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’), ceased from the end of 2021. The group’s Ibor transition programme, which is tasked with the development of RFR products and the transition of legacy Ibor products, has continued to support the transition of a limited number of remaining contracts in sterling and Japanese yen Libor, which were published using a ‘synthetic’ interest rate methodology during 2022. The remaining ‘tough legacy’ sterling contracts have required protracted client discussions where contracts are complex or restructuring of facilities is required. Following the cessation of publication of ‘synthetic’ Japanese yen Libor after 31 December 2022, and the announcements by the FCA, in September and November 2022, that ‘synthetic’ sterling Libor rates will cease to be published on 31 March 2023 for one and six- month sterling Libor, or 31 March 2024 for three-month sterling Libor, we have or are prepared to transition or remediate the remaining few contracts outstanding as at 31 December 2022 in advance of those cessation dates.
For the cessation of the publication of US dollar Libor from 30 June 2023, we have implemented the majority of required processes, technology and RFR product capabilities throughout the group in preparation for upcoming market events and continue to transition outstanding legacy contracts through the first half of 2023. We continue to make steady progress with the transition of the outstanding legacy committed lending facilities. Transition of our derivatives portfolio is progressing well with most clients reliant on industry mechanisms to transition to RFRs. For the limited number of bilateral derivatives trades where an alternative transition path is required client engagement is continuing. For certain products and contracts, including bonds and syndicated loans, we remain reliant on the continued support of agents and third parties, but we continue to progress those contracts requiring transition. We continue to monitor contracts that may be potentially more challenging to transition and may need to rely upon legislative solutions. Additionally, following the FCA’s consultation in November 2022 proposing that US dollar Libor is to be published using a ‘synthetic’ methodology for a defined period, we will continue to work with our clients to support them through the transition of their products if transition is not completed by 30 June 2023.
We remain mindful of the various factors that have an impact on the Ibor remediation strategy for our regulatory capital instruments, including, but not limited to, timescales for cessation of relevant Ibor rates.
We remain committed in seeking to remediate or mitigate relevant risks relating to Ibor-demise, as appropriate, on our outstanding regulatory capital instruments before the relevant calculation dates, which may occur post-cessation of the relevant Ibor rate or rates.
For US dollar Libor and other demising Ibors, we continue to be exposed to, and actively monitor, risks including:
•Regulatory compliance and conduct risks, as the transition of legacy contracts to RFRs or alternative rates, or sales of products referencing RFRs, may not deliver fair client outcomes;
•Resilience and operational risks, as changes to manual and automated processes, made in support of new RFR methodologies, and the transition of large volumes of Ibor contracts may lead to operational issues;
•Legal risk, as issues arising from the use of legislative solutions and from legacy contracts that the group is unable to transition may result in unintended or unfavourable outcomes for clients and market participants, which could potentially increase the risk of disputes;
•Model risk, as there is a risk that changes to our models, to replace Ibor-related data, adversely affect the accuracy of model outputs; and
•Market risk, because as a result of differences in Libor and RFR interest rates, we are exposed to basis risk resulting from the asymmetric adoption of rates across assets, liabilities and products.
While the level of risk is diminishing in line with our process implementation and continued transition of contracts, we will continue to monitor these risks through the remainder of the transition of legacy contracts. Throughout 2023, we continue to be committed to engaging with our clients and investors to seek to complete an orderly transition of contracts that reference the remaining demising Ibors.
Mitigating actions
•The group Ibor transition programme, which is overseen by the group Chief Risk Officer, will continue to deliver IT and operational processes to meet its objectives.
•We carry out extensive training, communication and client engagement to facilitate appropriate selection of new rates and products.
•We have dedicated teams in place to support the transition.
•We have actively transitioned legacy contracts and ceased entering into new contracts based on demised or demising Ibors, other than those allowed under regulatory exemptions, and implemented associated monitoring and controls.
•We assess, monitor and dynamically manage risks arising from Ibor transition, and implement specific mitigating controls when required.
•We continue to actively engage with regulatory and industry bodies to mitigate risks relating to ‘tough legacy’ contracts.

HSBC Bank plc	37

Report of the Directors | Risk
Financial instruments impacted by Ibor reforms
Interest Rate Benchmark Reform Phase 2, the amendments to IFRS's issued in August 2020, represents the second phase of the IASB’s project on the effects of interest rate benchmark reform. The amendments address issues affecting financial statements when changes are made to contractual cash flows and hedging relationships.
Under these amendments, changes made to a financial instrument measured at other than fair value through profit or loss that are economically equivalent and required by interest rate benchmark reform, do not result in the derecognition or a change in the carrying amount of the financial instrument. Instead they require the effective interest rate to be updated to reflect the change in the interest rate benchmark. In addition, hedge accounting will not be discontinued solely because of the replacement of the interest rate benchmark if the hedge meets other hedge accounting criteria.

(Audited)

	Financial instruments yet to transition to alternative benchmarks, by main benchmark[3]
	USD Libor	GBP Libor	Others[1]
At 31 Dec 2022	£m	£m	£m
Non-derivative financial assets[2]
Loans and advances to customers	4,350	83	18
Financial investments	1,072	—	—
Others	554	35	—
Total non-derivative financial assets	5,976	118	18
Non-derivative financial liabilities
Subordinated liabilities	1,287	—	—
Others	560	—	—
Total non-derivative financial liabilities	1,847	—	—
Derivative notional contract amount
Foreign exchange	6,754	—	—
Interest rate	1,636,679	56	2,031
Others	—	—	487
Total derivative notional contract amount	1,643,433	56	2,518

At 31 Dec 2021
Non-derivative financial assets[2]
Loans and advances to customers	5,999	2,562	26
Financial investments	1,171	140	—
Others	693	499	—
Total non-derivative financial assets	7,863	3,201	26
Non-derivative financial liabilities[2]			0
Subordinated liabilities	1,145	—	—
Others	479	181	—
Total non-derivative financial liabilities	1,624	181	—
Derivative notional contract amount			0
Foreign exchange	8,288	1,568	1,080
Interest rate	1,567,577	215,377	77,738
Total derivative notional contract amount	1,575,865	216,945	78,818
1    Comprises financial instruments referencing other significant benchmark rates yet to transition to alternative benchmarks (euro Libor, Swiss franc Libor, Eonia, SOR, THBFIX, MIFOR and Sibor). Announcements were made by regulators during 2022 on the cessation of the Canadian dollar offered rate (‘CDOR’), and Mexican Interbank equilibrium interest rate (‘TIIE’), which will eventually transition to the Canadian overnight repo rate average (‘CORRA’), and a new Mexican overnight fall-back rate, respectively. Therefore, CDOR, and TIIE are also included in Others during the current period.
2    Gross carrying amount excluding allowances for expected credit losses.
The amounts in the above table relate to the group's main operating entities where we have material exposures impacted by Ibor reform, including in the United Kingdom, France and Germany. The amounts provide an indication of the extent of the group’s exposure to the Ibor benchmarks that are due to be replaced. Amounts are in respect of financial instruments that:
•contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;
•have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
•are recognised on the group’s consolidated balance sheet.
Environmental, social and governance ('ESG') risk
We are subject to financial and non-financial risks associated with ESG related matters. Our current areas of focus are climate risk, nature-related risks and human rights risks. These can impact us both directly and indirectly through our business activities and relationships.
Focus on climate-related risk in particular increased over 2022, owing to the importance, pace and volume of policy development and regulatory changes on climate risk management, stress testing and scenario analysis and disclosures. Climate change can have an impact across HSBC’s risk taxonomy through both transition risk, arising from the move to a low-carbon economy, such as through policy, regulatory and technological changes, and physical risk impacts due to increasing severity and/or frequency of severe weather or other climatic events, such as rising sea levels and flooding, which could affect our ability to conduct our day-to-day operations.
Our most material risks in terms of managing climate risk relate to corporate financing within our banking portfolio. We continue to explore and test methodologies for quantifying how climate risks could impact the individual credit profiles of our clients across various sectors.
Our credit risk policy further embeds climate risk considerations into our corporate credit decisions. We are also developing and rolling out a climate risk assessment, also known as the client Transition Engagement Questionnaire, to corporate clients to help determine the level of transition risk exposure which may affect our credit decisioning and helping to ensure that the transition plans are consistent with HSBC Group’s targets and commitments.

38	HSBC Bank plc

We also delivered training to select colleagues in the Risk function to raise awareness of how climate risk is likely to impact certain high transition risk sectors and the associated credit risk considerations.
In addition to financial risks arising in our corporate banking portfolio, we could also face increased reputational, legal and regulatory risks as we make progress towards the HSBC Group's net zero ambition, with stakeholders likely to place greater focus on our actions, such as the development of climate-related policies, the HSBC Group’s and our disclosures and financing and investment decisions relating to the HSBC Group’s ambition.
We will face additional risks if we are perceived to mislead stakeholders regarding our climate strategy, the climate impact of a product or service, or regarding the commitments of our customers. Climate risk may also impact on model risk, as the uncertain impacts of climate change and data and methodology limitations present challenges to creating reliable and accurate model outputs.
We face reporting risk in relation to our climate disclosures, as any data, methodologies and standards we have used may evolve over time in line with market practice, regulation or owing to developments in climate science. While emissions reporting has improved over time, data remains of limited quality and consistency. The use of inconsistent or incomplete data and models could result in suboptimal decision making. Any changes could result in revisions to our internal frameworks and reported data, and could mean that reported figures are not reconcilable or comparable year on year. We may also have to re-evaluate our progress towards the HSBC Group’s climate-related targets in future and this could result in reputational, legal and regulatory risks.
There is increasing evidence that a number of nature-related risks beyond climate change, which include risks that can be represented more broadly by impact and dependence on nature, can and will have significant economic impact. These risks arise when the provision of natural services, such as water availability, air quality, and soil quality, is compromised by overpopulation, urban development, natural habitat and ecosystem loss, ecosystem degradation arising from economic activity and other environmental stresses beyond climate change. They can show themselves in various ways, including through macroeconomic, market, credit, reputational, legal and regulatory risks, for both HSBC and our customers. We continue to engage with investors, regulators and customers on nature-related risks to evolve our approach and understand best practice risk mitigation.
Regulation and disclosure requirements in relation to human rights, and to modern slavery in particular, are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of negative human rights impacts arising from their business activities and relationships.
Mitigating actions
•Our product design, management and governance processes have been adapted to help ensure that climate risk factors are effectively and consistently considered. We also aim to enhance our approach to greenwashing risk management.
•We have established a climate risk appetite which helps support the oversight and management of the risks from climate change and supports the business on helping to deliver the HSBC Group’s climate ambition in a safe and sustainable way. The metrics implemented include exposure to high risk transition sectors in our wholesale portfolio. We continue to review our risk appetite to try and ensure that it captures the most material climate risks and develop appropriate metrics to measure and monitor these risks.
•We have enhanced and expanded the use of a client Transition Engagement Questionnaire to better understand our exposure to the highest transition risk sectors and we continue to engage with our customers to understand and help support their transition away from high carbon activities.
•We implement HSBC Group’s sustainability risk policies as part of its broader reputational risk framework. We focus our policies on sensitive sectors which may have a high adverse impact on people or on the environment and in which we have a significant number of customers. In December 2022, the HSBC Group announced an updated policy covering the broader energy system including upstream oil and gas, oil and gas power generation, coal, hydrogen, renewables and hydropower, nuclear, biomass and energy from waste. In addition, the HSBC Group also expanded on its thermal coal phase-out policy in which the HSBC Group committed not to provide new finance or advisory services for the specific purpose of the conversion of existing coal-to-gas fired power plants or new metallurgical coal mines. We intend to use our relationships to partner with corporate customers to help them transition to cleaner and safer energy alternatives.
•In 2021, the HSBC Group joined several industry working groups dedicated to helping assess, and manage, nature-related risks, such as the Taskforce on Nature-related Financial Disclosure (‘TNFD’). We will use these outputs to help assess the availability of internal nature related data, and identify opportunities to enhance our capabilities further.
•In 2022, building on an earlier review which had identified modern slavery and discrimination as priority human rights issues, the HSBC Group conducted a comprehensive review to refresh our salient human rights issues, which are the human rights at risk of the most severe negative impact through our business activities and relationships. The review identified five salient human rights issues, including the right to decent work and the right to equality and freedom from discrimination, amongst others. The HSBC Group incorporated additional human rights elements into its existing procurement processes and supplier code of conduct, we are applying the approach being developed by HSBC Group to inform our own management of this risk.
•Climate stress tests and scenarios are being used to further improve our understanding of our risk exposures for use in risk management and business decision making.
For further details on our approach to climate risk management, see ‘Climate risk’ on page 96.

Internally driven
People risk
Our success in delivering our strategic priorities and managing the regulatory and legislative environment proactively depends on the development and retention of our leadership and high-performing employees.
The ability to continue to attract, develop and retain talent is primarily impacted by a competitive labour market across the EU and the UK, coupled with heightened inflationary pressures. While challenges resulting from transformation continued in 2022, these are expected to reduce as we progress with programme execution. The current people risk outlook is expected to remain heightened for the first half of 2023.
Mitigating actions
•We seek to promote a diverse and inclusive workforce and provide active support across a wide range of health and wellbeing activities. We continue to build our speak up culture through active campaigns.
•We monitor people risks that have arisen from organisational restructuring. Talent attraction and retention actions are rolled out; focus and emphasis on our strategy, values and purpose are maintained; and improved capacity and enhanced workload management through demand planning review and strengthening are applied.
•We aim to have robust plans in place, driven by senior management, to help mitigate the effect of external factors that may impact our employment practices. Political, legislative, and regulatory challenges are closely monitored to try and minimise the impact on the attraction and retention of talent and key performers.

HSBC Bank plc	39

Report of the Directors | Risk
•We carefully monitor the impact of the rising cost of living across the region. Our fixed pay principles consider the impact of inflation on our employees across the region recognising the pay pressure that exists and the related people risk impact.
•We deploy a Future Skills Curriculum to all employees through the HSBC University to help provide skills that will enable employees and HSBC to be successful in the future.
•We continue to develop succession plans for key management roles, with actions agreed and reviewed on a regular basis by the group's Executive Committee.
IT systems infrastructure and operational resilience
We operate an extensive and complex technology landscape, which must remain resilient in order to support customers, the group and markets where we operate. Risks arise where technology is not understood, maintained, or developed appropriately. We remain committed to investing in the reliability and resilience of our IT systems and critical services. The group does so in order to protect its customers, affiliates and counterparties, and to help ensure they do not receive disruption to services that could result in reputational, legal and regulatory consequences. Increased pressure has been seen on our business operations and customer support centres as our people, processes and systems have responded to meet the current economic environment.
The group's strategy includes simplification of our technology estate to reduce complexity and costs; this includes consolidation of our core banking systems onto a single strategic platform. The target state will leverage existing and known technology, and will be simpler and easier to maintain. However, as with any strategic transformation programme risks associated with implementation must be managed continuously.
Mitigating actions
•We continue to invest in transforming how software solutions are developed, delivered and maintained. We invest both to improve system resilience and to test service continuity. We continue to ensure security is built into our software development life cycle and to seek to improve our testing processes and tools.
•We continue to upgrade our IT systems, simplify our service provision and replace older IT infrastructure and applications.
•We manage implementation risks arising from the simplification of our technology estate continuously via oversight of these risks at all levels of the programme and reporting up to our Risk Committee.
Execution risk
In order to deliver our strategic objectives and meet mandatory regulatory requirements, it is important for the group to maintain a strong focus on execution risk. This requires robust management of significant resource-intensive and time-sensitive programmes that are due to execute in 2023. Risks arising from the magnitude and complexity of change planned in 2023 may include regulatory censure, reputational damage and/or financial losses. Current major initiatives include managing the operational implications of the planned disposal of our retail banking operations in France, large transformation programmes including the simplification and integration of our IT systems and other restructuring programmes across Europe.
Mitigating actions
•Change execution risk was added to our risk taxonomy and control library in 2022, so that the risk can be defined, assessed, managed, reported and overseen in the same way as the group's other material risks.
•Our prioritisation and governance processes for significant programmes are monitored by the HSBC Bank plc and Group‘s Executive Committees.
•We continue to work to strengthen our change management practices in order to try and deliver sustainable change, increased adoption of agile ways of working, and a more consistent standard of delivery. For HSBC Bank plc, this includes strengthening the embedding of an improved Group-wide change framework which sets out the mandatory principles and standards to be adhered to when leading and delivering change.
Model risk
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts and in a range of business applications such as customer selection, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting. Assessing model performance is a continuous undertaking. Models can need redevelopment as market conditions change. Significant increases in global inflation and interest rates have impacted the reliability and accuracy of both credit risk and traded risk models.
We continued to prioritise the redevelopment of internal ratings-based (‘IRB’), internal model approach (‘IMA’) and internal model methods (‘IMM’) models, as part of the IRB repair and Basel III programmes with a key focus on enhancing the quality of data used as model inputs. A number of these models have been submitted to the PRA and the European Central Bank (‘ECB’) for feedback and approval is in progress.
Some IMM models have been approved for use and feedback has been received for some IRB models. Climate risk modelling is a key focus as our commitment to sustainability has become a critical part of the group’s strategy.
Mitigating actions
•We have continued to embed the enhanced monitoring, review and challenge of expected loss model performance through our Model Risk Management function as part of a broader quarterly process to determine loss levels. The Model Risk Management team aims to provide strong and effective review and challenge of any future redevelopment of these models.
•Model Risk Management works closely with our lines of business to ensure that our models meet regulatory requirements as well as risk management, pricing, liquidity and capital management needs. Internal Audit provides assurance over the risk management framework for models.
•Additional assurance work is performed by the model risk governance teams, which act as second lines of defence. The teams test whether controls implemented by model users comply with model risk policy and if model risk standards are adequate.
•Models using advanced machine learning techniques are validated and monitored to try and ensure that model risks arising from the usage of those algorithms have adequate oversight and review.
•A framework to manage the range of risks that are generated by these advanced techniques is being developed to try and capture the multi-disciplinary nature of these risks.
Data risk
We use multiple systems and growing quantities of data to support our customers. Risk arises if data is incorrect, unavailable, misused, or unprotected. We need to meet external regulatory obligations and laws that cover data, such as the Basel Committee on Banking Supervision’s 239 guidelines and the General Data Protection Regulation (‘GDPR’).
Mitigating actions
•Through our global data management framework, we monitor the quality, availability and security of data that supports our customers and internal processes. We work towards resolving any identified data issues in a timely manner.
•We have made improvements to our data policies. We are implementing an updated control framework to enhance the end-to-end management of data risk.
•We aim to protect customer data through our data privacy framework, which establishes practices, design principles and guidelines that enable us to demonstrate compliance with data privacy laws and regulations.

40	HSBC Bank plc

•We seek to continue to modernise our data and analytics infrastructure through investments in Cloud technology, data visualisation, machine learning and artificial intelligence.
•We educate our employees on data risk and data management. We delivered regular mandatory training on how to protect and manage data appropriately.

Third Party risk
We use third parties to provide a range of goods and services. Risks arising from the use of third-party providers and their supply chain may be harder to identify.
It is critical that we ensure we have appropriate risk management policies, processes and practices over the selection, governance and oversight of third parties and their supply chain, particularly for key activities that could affect our operational resilience.
Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Mitigating actions
•We have enhanced our control framework for the use of third-party providers to seek to ensure risks associated with these arrangements are understood and managed effectively by our businesses and functions across the group.
•We continue to enhance the effective management of our intra-group arrangements as we have for external third-party arrangements using the same control standards.
•We are implementing the changes required by new regulations as set by our regulators.

Risk factors
Risks relating to the group
A description of the risk factors relating to the group that may affect the ability of the company to fulfil its obligations to investors in relation to any of its securities is set out below.
Macroeconomic and geopolitical risk
Current economic and market conditions may adversely affect the group’s results
The group’s earnings are affected by global and local economic and market conditions. Uncertain and at times volatile economic conditions can create a challenging operating environment for financial institutions such as the group.
In particular, we have faced and may continue to face the following challenges to our operations and operating model in connection with these factors:
•market developments may continue to depress consumer and business confidence. Economies may head towards recession and interest rates may continue to rise, which could (among other things) cause asset prices and payment patterns to be adversely affected, leading to greater than expected increases in delinquencies, default rates and expected credit losses and other credit impairment charges ('ECL'). Moreover, the impact of higher global inflation and higher interest rates in many of the markets in which we operate and other geopolitical events, as described in more detail below, remains uncertain and may lead to significant credit losses on specific exposures, which may not be fully captured in ECL estimates;
•significant uncertainties remain in assessing the duration and impact of the ongoing Russia-Ukraine war. There is a risk that the resulting impact of the war, and related measures, such as further economic sanctions imposed by relevant government authorities, on economic activity may last for a prolonged period which may create further challenges for our customers and our business (see ‘The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results’ and ‘Financial crime regulation’ for further discussion);
•the impact of the Covid-19 pandemic on global economies could have a continued adverse effect on, among other things, the profitability, capital and liquidity of financial institutions such as HSBC Bank plc (see ‘The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results’);
•the demand for borrowing from creditworthy customers may diminish during periods of recession or where economic activity slows or remains subdued; and
•our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption.
The occurrence of any of these events or circumstances could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results
The ongoing Russia-Ukraine war is a key factor in shaping the global macroeconomic outlook. The war has contributed to a sharp rise in the price of energy and non-energy commodities, which had already been affected by the impact of the Covid-19 pandemic and later localised Covid-19 outbreaks, which gave rise to significant supply chain disruptions. Another effect of the Russia-Ukraine war has been a marked slowdown in economic activity, mainly in the UK and the EU, as a consequence of the reduction in energy supplies and the limited investment in these markets due to geopolitical turmoil. In addition, further economic sanctions, in particular, by the UK, the US, and the EU, have adversely affected global markets.
The steep rise in inflation engendered by the rise in commodity prices, and by the previous monetary and fiscal policy loosening in response to the Covid-19 pandemic has prompted global central banks to raise their policy rates sharply in recent months, with the potential for further increases to come, which may create further challenges for our customers and may continue to impact our ECLs. Should central banks, including the ECB and the BoE, remain on a trajectory of continued monetary tightening, a realignment of market expectations could cause turbulence in financial asset prices.
Headline inflation across the region is in the process of abating as energy prices moderate, but underlying prices pressures are likely to remain in place. The ongoing Russia-Ukraine war has the potential to cause renewed spikes in energy and food prices, as could an increase in demand from China as the Chinese economy reopens following the removal of restrictions relating to the Covid-19 pandemic.
The effects of higher inflation and significant increases in interest rates in the UK and in many countries in Europe may also have material impacts on capital and liquidity. In particular, the combined pressure of inflation and interest rate rises may impact the ability of our customers to repay debt and affect their credit rating, which could, in turn, negatively impact the group's risk-weighted assets ('RWAs') and capital position, and lead to potential liquidity stress due, among other factors, to increased customer drawdowns.
Higher inflation and interest rate expectations around the world, and the resulting economic uncertainty, have had an impact on ECL. The combined pressure of higher inflation and interest rates may impact the ability of our customers to repay debt. Our Central macroeconomic scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’(‘IFRS9’) calculations of ECL, assumes low growth and a higher inflation environment. However, due to the rapidly changing economic conditions, the potential for forecast dispersion and volatility

HSBC Bank plc	41

Report of the Directors | Risk
remain high, impacting the degree of accuracy and certainty of our Central scenario forecast. The level of volatility depends on various factors, including but not limited to: commodity price increases, supply chain constraints and the monetary policy response to inflation. There is also uncertainty with respect to the relationship between the economic drivers and the historical loss experience, which has required adjustments to modelled ECLs in cases where we determined that the model was unable to capture the material underlying risks.
There could be further adverse impacts on the group’s income due to lower lending and transaction volumes and lower wealth and insurance manufacturing revenue due to market volatility and weakness. There could also be adverse impacts on other assets.
Fiscal deficits are likely to remain high in both developed and emerging markets as further public spending is rolled out to help businesses and households manage rising prices, against a backdrop of higher interest rates. This could increase the strains on highly leveraged sovereigns, corporates and households. While the average maturity of sovereign debt in developed markets has lengthened, rising interest rates could reduce the affordability of debt and may eventually bring into question its sustainability in some countries. Among emerging markets and some developed markets, those that need to refinance maturing US dollar-denominated debt in the context of a strengthening dollar may face increasing difficulties. Where the group has exposures to such sovereigns and/or related parties, it could incur losses.
The Russia-Ukraine war has continued to elevate geopolitical instability which could have significant ramifications for the group and its customers. See also ‘The group is subject to political, social and other risks in the countries in which it operates’. The group continues to monitor and respond to economic sanctions and trade restrictions that have been adopted in response. These sanctions and trade restrictions are complex, novel and evolving. In particular, significant sanctions and trade restrictions imposed against Russia have been put in place by the UK, the US and the EU, as well as other countries. Such sanctions and restrictions have specifically targeted certain Russian government officials, politically exposed persons, business people, Russian oil imports, energy products, financial institutions and other major Russian companies, as well as more generally applicable investment, export, and import bans and restrictions. In response to such sanctions and restrictions, as well as asset flight, Russia has implemented certain countermeasures. These sanctions, restrictions and Russian countermeasures may adversely affect the group, its customers and the markets in which the group operates by creating regulatory, reputational and market risks.
Our business in Russia, which principally serves multinational wholesale customers headquartered in other countries, is not accepting new business or customers, and is consequently on a declining trend. Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory and governmental approvals.
Our financial models have been impacted by the effects of higher inflation and significant increases in interest rates in many countries. These include retail and wholesale credit models such as IFRS loss models, as well as capital models, traded risk models and models used in the asset/liability management process. This continues to require enhanced monitoring of model outputs and the use of model overlays, including management judgemental adjustments based on the expert judgement of senior credit risk managers and the recalibration of key loss models to take into account the impacts of higher rates on critical model inputs. See ‘The group could incur losses or be required to hold additional capital as a result of model limitations or failure’.
The impact from the Covid-19 pandemic also remains a continuing risk to the global economy. High Covid-19 vaccination rates and acquired population immunity in 2022 across the European region have reduced the public health risks and the need for restrictions. New Covid-19 variants and sub-variants pose a continuing risk and could result in the European governments reintroducing restrictions, potentially impacting our personal and business customers. Countries continue to differ in their approach, although China has recently reversed restrictions on activity and mobility. In mainland China and Hong Kong, adherence to public health restrictions had adverse economic implications throughout much of 2022. Government imposed restrictions on activity in major Chinese cities, and restrictions on travel, adversely affected global tourism and supply chains.
While the recovery in China resulting from the relaxation of Covid-19 related restrictions on movement, international travel and tourism in China that commenced in December 2022, raises the prospect of global growth, it could also lead to renewed inflationary pressures as demand for commodities and other goods rises. However, there are still short-term risks, as any surge in Covid-19 infections in China may dampen confidence and activity, and lead to the emergence of a new vaccine-resistant variant of the virus.
Economic growth in the group’s major markets is expected to slow in 2023, with downside risks prevailing. The increase in public debt incurred since 2020 in both emerging markets and developed markets in an attempt to counteract the economic effects of the Covid-19 pandemic means that fiscal levers to offset current economic slowdowns are constrained. However, governments will remain under pressure to shield their economies from rising prices, with budget deficits remaining high. In addition, a lack of visibility over the evolution of the Russia-Ukraine war will prevent a reduction of overall risk levels.
Central banks’, including the ECB’s and BoE’s, actions, government actions and support measures taken in response to the Covid-19 pandemic and the current economic environment, and the group‘s responses to those, have created, and may in the future create, restrictions in relation to capital. This has limited and may in the future limit the group’s flexibility in managing the business and taking action in relation to capital distribution and capital allocation. Should central banks, including the ECB and BoE, or regulatory authorities introduce new or further restrictions in relation to our capital distributions, our ability to declare, or to pay dividends.
The rapid introduction and varying nature of the government support schemes introduced across the region throughout the Covid-19 pandemic have led to increased operational risks, including complex conduct considerations, increased reputational risk and increased risk of fraud. These events have also led to increased litigation risk.
The operational support functions on which the group relies are based in a number of countries worldwide, some of which have been particularly affected by the Covid-19 pandemic. We continue to monitor the situation, in particular in those countries where Covid-19 infections are most prevalent.
Significant uncertainties remain in assessing the duration and impact of the Russia-Ukraine war and the Covid-19 pandemic, including where government restrictions are re-imposed as a result of further outbreaks of the virus, in particular those outbreaks which result from the emergence of new variants. There is a risk that the resulting impact on economic activity may last for a prolonged period and this could have a material adverse effect on the group's business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
The group is subject to political, social and other risks in the countries in which it operates
We operate through an international network of subsidiaries and affiliates. The group’s operations are subject to potentially unfavourable political, social, environmental and economic developments in such jurisdictions, which may include:
•coups, civil wars or acts of terrorism;
•political and/or social instability;
•geopolitical tensions;
•climate change, acts of God, including epidemics and pandemics (such as Covid-19, further details on which can be

42	HSBC Bank plc

found in ‘The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results’) and natural disasters (such as floods and hurricanes); and
•infrastructure issues, such as transportation and power failures.
Each of the above could impact credit RWAs, and the financial losses caused by any of these risk events or developments could impair asset values and the creditworthiness of customers.
These risk events or developments could also give rise to disruption to the group's services and some could result in physical damage to our operations and/or risks to the safety of our personnel and customers.
Geopolitical tensions could have significant ramifications for the group and its customers. In particular:
•The Russia-Ukraine war along with related economic sanctions, trade restrictions and Russian countermeasures, have had far-reaching geopolitical and economic implications. For further details, see ‘The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results‘.
•Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses.
•Negotiations between the UK and the EU over the operation of the Northern Ireland Protocol are continuing. Failure to reach agreement could have implications for the future operation of the EU-UK Trade and Cooperation Agreement. See ‘The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results’.
•Diplomatic tensions between China and the US, which may extend to and involve the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, could affect the group, creating regulatory, reputational and market risks. To date, the UK, the US, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and the US continues to develop its approach to strategic competition with China. Although sanctions and trade restrictions are difficult to predict, increases in diplomatic tensions between China and the US and other countries could result in further sanctions and trade restrictions that could negatively impact the group, its customers and the markets in which the group operates.
•Further sanctions and counter sanctions could adversely affect the group, its customers and the markets in which the group operates by creating regulatory, reputational and market risks.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the group.
While it is the group's policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions, and potential ambiguities in the group’s compliance obligations, will continue to present challenges and risks for the group and could have a material adverse impact on the group‘s business, financial condition, results of operations, prospects and strategy and reputation, as well as on the group’s customers.
The group is likely to be affected by global geopolitical trends, including the risk of government intervention
While economic globalisation appears to remain deeply embedded in the international system, it is increasingly challenged by nationalism and protectionism. Consequently, international institutions may be less capable of adapting to this trend. In
Europe, for example, there remains an uncertain economic and political outlook, particularly in light of the Russia-Ukraine war and the UK’s exit from the EU and the complexity of its future trading relationship with the EU (see ‘The UK’s trading relationship with the EU, following its withdrawal from the EU, may adversely affect the group’s operating model and financial results’).
A dispersion of global economic power from the US and the EU towards China and emerging markets appears to be occurring, providing a backdrop for greater US-China competition. Being part of the wider HSBC Group, the group may be adversely affected by increased geopolitical tensions across the different jurisdictions in which the HSBC Group operates.
A rise in nationalism and protectionism, including trade barriers, may be driven by populist sentiment and structural challenges facing developed and developing economies. Similarly, if capital flows are disrupted, some emerging markets may impose protectionist measures that could affect financial institutions and their clients, and other emerging, as well as developed, markets, may be tempted to follow suit. This rise could contribute to weaker global trade, potentially affecting the group’s business.
The group’s geographic footprint and coverage may make us and our customers susceptible to protectionist measures taken by national governments and authorities, including imposition of trade tariffs, restrictions on market access, restrictions on the ability to transact on a cross border basis, expropriation, restrictions on international ownership, interest-rate caps, limits on dividend flows and increases in taxation.
There may be uncertainty as to the conflicting nature of such measures, their duration, the potential for escalation, and their potential impact on global economies. Whether these emerging trends are cyclical or permanent is hard to determine, and their causes are likely to be difficult to address. The occurrence of any of these events or circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects.
The group is subject to financial and non-financial risks associated with Environmental, Social and Governance (‘ESG’) related matters, such as climate change, nature-related and human rights issues
ESG related matters such as climate change, society’s impact on nature and human rights issues bring risks to our business, our customers and wider society. If we fail to meet evolving regulatory expectations or requirements relating to these matters, this could have regulatory compliance and reputational impacts.
Climate change could have both financial and non-financial impacts on HSBC either directly or indirectly through our customers. Transition risk can arise from the move to a low-carbon economy, such as through policy, regulatory and technological changes. Physical risk can arise through increasing severity and/or frequency of severe weather or other climatic events, such as rising sea levels and flooding and chronic shifts in weather patterns, which could affect our ability to conduct our day-to-day operations.
We currently expect that the following are the most likely ways in which climate risk may materialise for the group:
•credit risk for our wholesale customers may increase if climate-related regulatory, legislative or technological developments impact customers' business models, resulting in financial difficulty for customers and/or stranded assets or if extreme weather events disrupt operations. Our customers may find that their business models fail to align to a net zero economy or face disruption to their operations or deterioration to their assets as a result of extreme weather;
•residential real estate may be affected by changes to the climate and extreme weather events which could impact both property values and the ability of borrowers to afford their mortgage payments;
•the group may see an increase in operational risk if extreme weather events impact its critical operations;

HSBC Bank plc	43

Report of the Directors | Risk
•regulatory compliance risk may result from the increasing pace, breadth and depth of climate-related regulatory expectations requiring implementation in short timeframes across multiple jurisdictions;
•conduct risks could develop in association with the increasing demand for ‘green’ products where there are differing and developing standards or taxonomies; and
•reputational risks may arise from how we decide to support our customers in high-emitting sectors, and if the HSBC Group makes insufficient progress in achieving its climate-related ambitions, targets and commitments.
We also face increased reputational, legal and regulatory risks as we make progress towards the HSBC Group’s net zero ambition, with stakeholders likely to place greater focus on the HSBC Group’s actions, such as the development of climate-related policies, its disclosures and financing and investment decisions relating to its ambition. We will face additional risks if we are perceived to mislead stakeholders in respect of the HSBC Group’s climate strategy, the climate impact of a product or service, or the commitments of our customers.
Climate risk may also have an impact on model risk, as the uncertain impacts of climate change as well as data and methodology limitations present challenges to creating reliable and accurate model outputs.
In addition, there is increasing evidence that a number of nature-related risks beyond climate change — which include risks that can be represented more broadly by impact and dependency on nature – can and will have significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality is compromised by overpopulation, urban development, natural habitat and ecosystem loss, ecosystem degradation arising from the economic activity and other environmental stresses beyond climate change. They can show themselves in a variety of ways, including through macroeconomic, market, credit, reputational, legal and regulatory risks, for both HSBC and its customers.
In 2022, the HSBC Group conducted a comprehensive review of the human rights issues that are salient for HSBC, which are the human rights at risk of most severe negative impact through our business activities and relationships. These issues include the right to decent work, including freedom from slavery and forced labour and the right to equality and freedom from discrimination, amongst others. The HSBC Group’s analysis focuses on the risk to people, while recognising that where this risk is at its highest, it often converges with material risk to the business, specifically, in HSBC's role as employer, buyer, investor, and provider of products and services to personal and business clients. Failure to manage this risk may negatively impact people and communities, which in turn may have reputational, legal, regulatory and financial consequences for HSBC and the group.
In respect of all ESG-related risks, the HSBC Group also needs to ensure that its strategy and business model, including the products and services we provide to customers and risk management processes (including processes to measure and manage the various financial and non-financial risks the Group faces as a result of ESG-related matters) adapt to meet regulatory requirements and stakeholder and market expectations, which continue to evolve significantly and at pace. Achieving the HSBC Group’s strategy with respect to ESG matters, including any ESG-related ambitions, commitments and targets that the HSBC Group may set, will depend on a number of different factors outside of HSBC Bank plc and the Group’s control, such as advancements in technologies and supportive public policies in the markets where we operate. If these external factors and other changes do not occur, or do not occur on a timely basis, the group may fail to assist the HSBC Group in achieving its ESG-related ambitions, commitments and targets.
In order to track and report on its progress against its ESG-related ambitions, commitments and targets, the HSBC Group relies on internal and, where appropriate and available, external data sources, guided by certain industry standards. While ESG-related reporting has improved over time, data remains of limited quality and consistency exposing the HSBC Group and the group to the risk of using incomplete and inaccurate data and models which could result in sub-optimal decision making. Methodologies, data and industry standards that we and the HBSC Group have used may develop over time in line with market practice, regulation and/or developments in science, where applicable. Any such developments in methodologies, and changes in the availability and quality of data over time could result in revisions to our and the HSBC Group’s internal measurement frameworks as well as reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on-year. This could also result in the HSBC Group having to re-evaluate its progress towards its ESG-related ambitions, commitments and targets in the future and this could result in reputational, legal and regulatory risks.
If any of the above risks materialise, this could have financial and non-financial impacts for HSBC which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results
The EU and the UK agreed a Trade and Cooperation Agreement on 31 December 2020, following the UK’s withdrawal from the EU. The agreement mainly focused on goods and services but also covered a wide range of other areas, including competition, state aid, tax, fisheries, transport, data and security. While the agreement only addressed financial services in a limited manner, it was accompanied by a draft Memorandum of Understanding (‘MoU‘), setting out a framework for voluntary regulatory cooperation in financial services between the UK and EU, including through the establishment of a Joint UK-EU Financial Regulatory Forum. Although the MoU is still to be signed, this is expected to provide a platform within which both parties will be able to discuss financial services-related issues, including future equivalence determinations.
Negotiations between the UK and the EU over the operation of the Northern Ireland Protocol are continuing. Failure to reach agreement could have implications for the future operation of the EU-UK Trade and Cooperation Agreement.
In June 2022, the UK government published proposed legislation that seeks to amend the Northern Ireland Protocol in a number of respects. In response, the EU launched infringement procedures against the UK, and is evaluating the UK response, received in September 2022. If the proposed legislation passes, and infringement procedures progress, it could further complicate the terms of trade between the UK and the EU and potentially prevent progress in other areas such as the creation of a framework for voluntary regulatory cooperation in financial services.
As the financial passporting arrangement that existed prior to, and during, the transition period expired, we put in place new arrangements for the provision of cross-border banking and investment services to customers and counterparties in the EEA.
Notwithstanding the progress made in ensuring we were prepared for the end of the transition period, there remain risks, many of them linked to the uncertain outcome of ongoing negotiations relating to potential developments in the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states. Significant uncertainty also remains as to the extent to which EU and UK laws will diverge in the future, as a result of the UK government's review of retained EU law under the Financial Services and Markets Bill or further development of the EU's own regulatory regime. Any changes to the current rules in this respect and any further divergences in the legal regimes could require modifications to our UK and European operating models, with resulting impacts to our clients and employees. The exact impacts on our clients will depend on the nature of any developments and their individual circumstances and, in a worst case scenario, could include disruption to the

44	HSBC Bank plc

provision of products and services, and this could in turn increase operational complexity and/or costs for the group.
More generally, over the medium to long term, the UK’s withdrawal from the EU and the operation of the Trade and Cooperation Agreement (and any complexities that may result therefrom), may lead to increased market volatility and economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
In addition, the UK’s future trading relationship with the EU and the rest of the world will likely take a number of years to fully stabilise. This may result in a prolonged period of uncertainty, unstable economic conditions and market volatility. This could include reduced international trade flows and loss of export market shares, as well as currency fluctuations.
The group operates in markets that are highly competitive
The group competes with other financial institutions in a highly competitive industry that continues to undergo significant change as a result of financial regulatory reform, including Open Banking in the UK, as well as increased public scrutiny and a continued challenging macro-economic environment.
We target internationally mobile clients who need sophisticated global financial solutions. We generally compete on the basis of the quality of our customer service; the wide variety of products and services that we can offer our customers; the ability of our products and services to satisfy our customers’ needs; the extensive distribution channels available for our customers; our innovation; and our reputation. Continued and increased competition in any one or all of these areas may negatively affect our market share and/or cause us to increase our capital investment in our businesses in order to remain competitive. Additionally, our products and services may not be accepted by our targeted clients.
In many markets, there is increased competitive pressure to provide products and services at current or lower prices.
Consequently, our ability to reposition or reprice our products and services from time to time may be limited, and could be influenced significantly by the actions of our competitors who may or may not charge similar fees for their products and services. Any changes in the types of products and services that we offer our customers, and/or the pricing for those products and services, could result in a loss of customers and market share.
Developments in technology and changes to regulations are enabling new entrants to the industry. This challenges the group to continue innovating and taking advantage of new digital capabilities so that we improve how we serve our customers, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase our investment in our business to adapt or develop products and services to respond to our customers’ evolving needs. We also need to ensure that new digital capabilities do not weaken our resilience. If the group fails to develop and adapt its products and services to take advantage of new digital capabilities, this could have an adverse impact on our business.
The digitisation of financial services continues to have an impact on the payments ecosystem, including new market entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as financial institutions. This presents ongoing challenges in terms of maintaining required levels of payment transparency, notably where financial institutions serve as intermediaries. Developments around digital assets and currencies have continued at pace, with an increasing regulatory and enforcement focus.
Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Changes in foreign currency exchange rates may affect the group’s results
The group prepares its accounts in pounds sterling. However, a substantial portion of the group’s assets, liabilities, assets under management, revenues and expenses are denominated in other currencies (primarily, euro and US dollars).
Changes in foreign exchange rates have an effect on the group’s accounting standards, reported income, cash flows and shareholders’ equity. Unfavourable changes in foreign exchange rates could have a material adverse effect on the group’s business, financial condition, results of operations, capital position and prospects.
Market fluctuations may reduce the group’s income or the value of its portfolios
The group’s businesses are inherently subject to risks in financial markets and in the wider economy, including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices, and the risk that the group’s customers act in a manner inconsistent with its business, pricing and hedging assumptions.
Market pricing can be volatile, and ongoing market movements could significantly affect the group in a number of key areas. For example, banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates and yield curves affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. See 'The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results‘ above regarding the impact of these on the interest rate environment.
Competitive pressures on fixed rates or product terms in existing loans and deposits sometimes restrict the group’s ability to change interest rates applying to customers in response to changes in official and wholesale market rates.
The group’s defined benefit pension plans are exposed to market risk from their assets and liabilities. The liability discount rate provides exposure to interest rate risk and credit spread risk which are only partially offset by fixed interest assets and swaps. The assets also provide exposure to fluctuations in the market value of equities.
The group’s insurance businesses are exposed to the risk that market fluctuations may cause mismatches to occur between product liabilities and the investment assets that back them. Market risks can affect our insurance products in a number of ways depending upon the product and associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest rate risk. Some of these risks are borne directly by the customer and some are borne by the insurance businesses, with their excess capital invested in the markets. Some insurance contracts involve guarantees and options that increase in value in adverse investment markets. There is a risk that the insurance businesses could bear some of the cost of such guarantees and options. The performance of the investment markets could thus have a direct effect upon the value embedded in the insurance and investment contracts and our operating results, financial condition and prospects.
It is difficult to predict with any degree of accuracy changes in market conditions, and such changes could have a material adverse effect on our business, financial condition, results of operations, capital position and prospects.
Liquidity, or ready access to funds, is essential to the group’s businesses
The group’s ability to borrow on a secured or unsecured basis, and the cost of doing so, can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to the group or the banking sector, including the group’s perceived or actual creditworthiness.
Current accounts and savings deposits payable on demand or at short notice form a significant part of the group’s funding, and the group places considerable importance on maintaining their

HSBC Bank plc	45

Report of the Directors | Risk
stability. For deposits, stability depends upon preserving investor confidence in the group’s capital strength and liquidity, and on comparable and transparent pricing.
The group also accesses wholesale markets in order to maintain a diversified portfolio of funding sources, provide funding for entities that do not accept deposits, to align asset and liability maturities and currencies, and to maintain a presence in local markets.
An inability to obtain financing in the unsecured long-term or short‑term debt capital markets, or to access the secured lending markets, could have a material adverse effect on the group’s liquidity.
Unfavourable macroeconomic developments, market disruptions or regulatory developments may increase the group’s funding costs or challenge the group’s ability to raise funds to support or expand the group’s businesses.
If the group is unable to raise funds through deposits and/or in the capital markets, the group’s liquidity position could be adversely affected, and the group might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet the group’s obligations under committed financing facilities and insurance contracts, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities or to fund new loans, investments and businesses.
The group may need to liquidate unencumbered assets to meet its liabilities, including disposals of assets to reduce its funding commitments. In a time of reduced liquidity, the group may be unable to sell some of its assets, or may be unable to maintain the run-down and sale of certain legacy portfolios, or the group may need to sell assets at reduced prices, which in any such case could materially adversely affect the group’s business, financial condition, results of operations, capital position and prospects.
Macro-prudential, regulatory and legal risks to the group’s business model
The group is subject to numerous new and existing legislative and regulatory requirements, and to the risk of failure to comply with applicable regulations
The group’s businesses are subject to ongoing regulation, policies, voluntary codes of practice and interpretations in the UK, the EU and the other markets in which the group operates. A number of regulatory changes impacting our business have effects beyond the country in which they are enacted.
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. Measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes and changes in compensation practices. We are also seeing more detailed requirements on how business is conducted, with a focus on protecting vulnerable customers.
Specific areas where regulatory changes could have a material effect on our business, financial condition, results of operations, prospects, capital position, reputation, strategy and current and anticipated areas of particular focus for the group, regulators, include, but are not limited to:
•the increasing focus by regulators, international bodies, organisations and unions on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers, promoting effective competition in the interests of consumers and ensuring the orderly and transparent operation of global financial markets. Relevant changes include the introduction of the UK Consumer Duty and measures resulting from ongoing thematic reviews into the workings of the retail, small to medium enterprises (‘SME’) and wholesale banking sectors and the provision of financial advice to consumers in the UK particularly. A number of these issues have been exacerbated by the cost of living crisis affecting the UK and the
EU, and we may see further regulatory intervention as a result, in particular to protect vulnerable customers;
•the regulatory focus on policies and controls related to the unauthorised use by employees of electronic communications on non-business platforms;
•the implementation of conduct and other measures as a result of regulators’ focus on organisational culture, employee behaviour and whistleblowing;
•the demise of certain Ibor reference rates and the transition to new replacement rates (as discussed further under ‘The group may not manage risks associated with the replacement of benchmark rates and indices effectively’);
•reviews of regulatory frameworks applicable to the wholesale financial markets, including reforms and other changes to conduct of business, listing, securitisation and derivatives related requirements;
•the focus globally on technology adoption and digital delivery, underpinned by customer protection, including the use of artificial intelligence and digital assets (data, identity and disclosures), financial technology risks, payments and related infrastructure, operational resilience, virtual currencies (including central bank digital currencies and global stablecoins) and cybersecurity. This also includes the introduction of new and/or enhanced regulatory standards in these areas;
•following the ongoing focus on the quality of regulatory reporting, we commissioned a number of independent external reviews which have so far resulted in enhancements to our RWAs and the LCR through improvements in reporting accuracy. Our prudential regulatory reporting programme is being phased over a number of years, prioritising RWA, capital and liquidity reporting in the early stages of the programme. While this programme continues there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR;
•the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls;
•increasing regulatory expectations of firms in relation to governance and risk management frameworks, particularly for the management of climate change, diversity and inclusion and other ESG risks as well as enhanced ESG disclosure and reporting obligations;
•the financial effects of climate risk and other ESG related risks being incorporated within the global prudential framework, including the transition risks resulting from a shift to a low carbon economy;
•the focus by governments and regulators on ESG related considerations around supply chains, including the introduction of requirements imposing associated due diligence obligations;
•the continued evolution of the UK’s regulatory framework following the UK's withdrawal from the EU, including potential future changes to be introduced through a new Financial Services and Markets Bill, government proposals known in the UK as the ‘Edinburgh Reforms’, and similar changes regarding the access of UK and other non-EU financial institutions to EU markets, for example, in light of proposals within the EU Commission’s CRDVI package which could restrict cross border activity by non-EU firms without a branch in the EU. For further details, see 'The UK’s trading relationship with the EU, following the UK's withdrawal from the EU, may adversely affect the group’s operating model and financial results';
•the final report of the independent panel appointed by HM Treasury to undertake a statutory review of the UK regime for ring-fencing and proprietary trading which made a number of recommendations to improve the operation of ring-fencing that are now under further consideration by HM Treasury and which may impact HSBC's operations;

46	HSBC Bank plc

•the structural separation of certain banking and other activities proposed or enacted in a number of jurisdictions, including legislation in France and Germany which provide for the ring-fencing of certain activities, including trading activities, and the prohibition of certain proprietary trading activities;
•the implementation of the Basel Committee's reforms to the prudential framework, known in the UK as Basel 3.1, which include changes to the RWA approaches to credit risk, market risk, operational risk, and credit valuation adjustments and the application of RWA floors;
•requirements regarding remuneration arrangements and regarding senior management accountability more generally within the group (for example, the requirements of the Senior Managers and Certification Regime in the UK and elsewhere that are either in effect or under consideration/implementation);
•changes in national or supra-national requirements regarding the ability to outsource the provision of services and resources offshore or to transfer material risk to financial institutions located in other countries, which impact our ability to implement globally consistent and efficient operating models;
•ongoing expectations with respect to managing emerging financial crime risks, specifically as they relate to digital assets, an evolving payments infrastructure, national data privacy requirements, and fraud, and the unprecedented volume and diverse set of economic sanctions and trade restrictions adopted in response to the Russia-Ukraine war, as well as those emerging from challenging geopolitical conditions;
•the regulatory focus on the various risks and impacts from the Russia-Ukraine war, in relation to market reactions/volatility, credit exposures and cyber and resilience issues and the corresponding conduct risks;
•requirements flowing from arrangements for the resolution strategy of the group and its individual operating entities that may have different effects in different countries; and
•the increasing regulatory expectations and requirements relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions.
The group may not manage risks associated with the replacement of benchmark rates and indices effectively
Interbank offered rates (‘Ibors’) have previously been used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance benchmarking.
Key benchmark rates and indices, including Ibors such as the London interbank offered rate (‘Libor’), have been the subject of national, international and other regulatory scrutiny and reform for a number of years. This has resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of replacement near risk free rates (‘RFRs‘) and the proposed discontinuation of certain reference rates (including Libor). From the end of December 2021, the European Money Markets Institute (‘EMMI’) ceased publication of the Euro Overnight Index average (‘Eonia’) and, ICE Benchmark Administration Limited (‘IBA’) ceased publication of all sterling, Euro, Swiss franc and Japanese yen settings, and the 1-week and 2-month US dollar Libor settings and replacement RFRs have been adopted in their place. All remaining US dollar Libor settings will cease immediately after 30 June 2023. The FCA used its regulatory powers to compel IBA to publish a number of sterling and Japanese Yen Libor settings on an alternative methodology basis (so-called ‘synthetic Libor’) from 1 January 2022. In September 2022, the FCA announced that the publication of one month and six-month sterling synthetic Libor will cease on 31 March 2023, and the publication of three-month sterling synthetic Libor will cease at the end of March 2024. There has been no final decision yet on whether a synthetic US dollar Libor will be published following the 30 June 2023 cessation date, although the FCA is consulting on the potential publication of synthetic US dollar Libor to the end of September 2024.
The continued existence of legacy contracts in benchmark rates that demised from the end of 2021, so called ‘tough legacy', and legacy contracts referencing other Ibors that are expected to demise at a later date, notably a number of US dollar Libor settings, results in several risks for HSBC, its clients and the financial services industry more widely. These include but are not limited to:
•Regulatory compliance, legal and conduct risks, that arise from the transition of legacy contracts to RFRs or alternative rates and from the sales of products referencing RFRs could lead to unintended or unfavourable outcomes for clients and market participants. These risks could be heightened if HSBC’s sales processes and procedures are not appropriately adapted or executed to detail the risks and complexity of the RFR market conventions;
•Legal risks are associated with legacy contracts that HSBC is unable to transition, and legacy contracts that rely on the use of legislative solutions, such as ‘synthetic’ Libor. If HSBC is unable to transition legacy contracts, this could lead to reliance on fallback provisions which do not contemplate the permanent cessation of the relevant Ibor, and there is a risk that these fallback provisions will not work from a contractual, practical or financial perspective, potentially resulting in unintended outcomes for clients. While legislative solutions are (in some circumstances) expected to assist market participants and investors with transitioning contracts or mitigating risks associated with ‘tough legacy’ contracts, there remains some uncertainty around the operation, application and enforceability of such solutions as well as their longevity. For legacy contracts that utilise ‘synthetic’ Libor there is a risk that we are unable to transition such contracts to a new RFR or alternative rate before the relevant 'synthetic' Libor is discontinued. This could lead to reliance on the above mentioned fallback provisions. Each of these issues could result in unintended or unfavourable outcomes for clients and market participants and this could potentially increase the risk of disputes;
•Financial and market risks result from differences in US dollar Libor and its replacement RFR, the Secured Overnight Funding Rate ('SOFR'), interest rate levels which create a basis risk in the trading book and banking book due to asymmetric adoption of SOFR across assets, liabilities and products that we need to actively manage through appropriate financial hedging. In addition, this may limit the ability to hedge effectively;
•Resilience and operational risks, resulting from changes to manual and automated processes, made in support of new RFR methodologies, and the transition of large volumes of Ibor contracts may lead to operational issues. In particular, there is a risk that our systems, processes and controls have not been appropriately adapted to account for new RFR methodology changes or fallback provisions, leading to complaints and disputes; and
•Model risk resulting from changes to our models, to replace Ibor-related data, which could adversely affect the accuracy of model outputs.
If any of these risks materialises, this could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
The group is subject to the risk of current and future legal, regulatory or administrative actions and investigations, the outcomes of which are inherently difficult to predict
The group faces significant risks in its business relating to legal, regulatory or administrative actions and investigations. The amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons, including a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and international standards in this area continue to significantly evolve and develop, increased media

HSBC Bank plc	47

Report of the Directors | Risk
attention and higher expectations from regulators and the public. In addition, criminal prosecutions of financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering (‘AML’), anti-bribery and anti-corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from regulators and the public.
Any such legal, regulatory or administrative action or investigation against HSBC Bank plc or one or more of our subsidiaries could result in, among other things, substantial fines, civil penalties, criminal penalties, cease and desist orders, forfeitures, the suspension or revocation of key licences, requirements to exit certain businesses, other disciplinary actions and/or withdrawal of funding from depositors and other stakeholders. Any threatened or actual litigation, regulatory proceeding, administrative action, investigation, or other adversarial proceeding against HSBC Bank plc or one or more of its subsidiaries could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation. Additionally, the group’s financial statements reflect provisioning for legal proceedings, regulatory and customer remediation matters. Provisions for legal proceedings, regulatory and customer remediation matters, such as, for example, the customer redress programme related to and any legal claims resulting from the mis-selling of payment protection insurance policies, typically require a higher degree of judgement than other types of provisions, and the actual costs resulting from such proceedings and matters may exceed existing provisioning.
Additionally, as described in Note 32 Legal proceedings and regulatory matters in the Financial Statements on page 171, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations, or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
The group may fail to meet the requirements of regulatory stress tests.
The group is subject to regulatory stress testing in many jurisdictions. These exercises are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward looking capital planning processes that account for the risks associated with their business profile. Assessment by regulators is on both a quantitative and qualitative basis, the latter focusing on our data provision, stress testing capability and internal management processes and controls.
Failure to meet quantitative or qualitative requirements of regulatory stress test programmes, or the failure by regulators to approve our stress results and capital plans, could result in the group being required to enhance its capital position and/or position additional capital in specific subsidiaries, and this could, in turn, have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.
The company will be subject to certain bank resolution powers under the Banking Act
Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms (as amended, supplemented or replaced from time to time, the ‘BRRD’) provides an EU-wide framework for the recovery and resolution of credit institutions and their parent companies and other group companies. The BRRD is designed to provide relevant authorities with a set of tools to intervene sufficiently early and quickly in an unsound or failing institution so as to ensure the continuity of the institution’s critical financial and economic functions, while minimising the impact of an institution’s failure on the economy and financial system. In the United Kingdom, the Banking Act 2009, as amended (‘Banking Act’) has implemented the majority of the provisions of the BRRD, and was recently amended by, amongst other statutory instruments, The Bank Recovery and Resolution (Amendment) (EU Exit) Regulations 2020, which implement into United Kingdom law certain of the recent amendments to BRRD which were required to be implemented prior to IP completion day (as defined in the European Union (Withdrawal Agreement) Act 2020).
Statutory intervention powers
The company is subject to the Banking Act, which gives wide powers in respect of UK financial institutions and their parent and other group companies to HM Treasury, the BoE, the PRA and/or the FCA (each a ‘relevant UK Resolution Authority’ (‘relevant UKRA’)) in circumstances where a UK bank has encountered or is likely to encounter financial difficulties. These powers include powers to: (a) transfer all or some of the securities issued by a UK bank or its parent, or all or some of the property, rights and liabilities of a UK bank or its parent (which would include certain of the Issuer’s securities that may be subject to the exercise of powers under the Banking Act (the ‘Relevant Securities’), to a commercial purchaser or, in the case of securities, to HM Treasury or an HM Treasury nominee, or, in the case of property, rights or liabilities, to an entity owned by the BoE; (b) override any default provisions, contracts, or other agreements, including provisions that would otherwise allow a party to terminate a contract or accelerate the payment of an obligation; (c) commence certain insolvency procedures in relation to a UK bank; and (d) override, vary or impose contractual obligations, for reasonable consideration, between a UK bank or its parent and its group undertakings (including undertakings which have ceased to be members of the group), in order to enable any transferee or successor bank of the UK bank to operate effectively. The Banking Act also gives power to HM Treasury to make further amendments to the law for the purpose of enabling it to use the special resolution regime powers effectively, potentially with retrospective effect.
Write-down and conversion of capital instruments and liabilities powers and/or bail-in powers
The powers granted to the relevant UKRA also include powers to vary or extinguish the claims of certain creditors. These powers include a ‘write-down and conversion of capital instruments and liabilities’ power and a ‘bail-in’ power.
The write-down and conversion of capital instruments and liabilities power may be used where the relevant UKRA has determined that the institution concerned has reached the point of non-viability, but that no bail-in of instruments other than capital instruments or (where the institution concerned is not a resolution entity) certain internal non-own funds liabilities (‘relevant internal liabilities’) is required (however the use of the write-down and conversion power does not preclude a subsequent use of the bail-in power) or where the conditions to resolution are met. Any write-down or conversion effected using this power must be carried out in a specific order such that common equity must be written off, cancelled or appropriated from the existing shareholders in full before additional tier 1 instruments are affected, and additional tier 1 instruments must be written off or converted in full before tier 2 instruments are affected and (in the case of a non-resolution entity, such as the Issuer) tier 2 instruments must be written off or converted in full before relevant internal liabilities are affected. Where the write-down and conversion of capital instruments and liabilities power is used, the write-down is permanent and investors receive no compensation (save that CET1 instruments may be required to be issued to holders of written-down instruments). The write-down and conversion of capital instruments and liabilities power is not subject to the ‘no creditor worse off’ safeguard (unlike the bail-in power described below).

48	HSBC Bank plc

The bail-in power gives the relevant UKRA the power to cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution or its holding company, to convert certain debt claims (which could be amounts payable under the Issuer’s Relevant Securities) into another security, including ordinary shares of the surviving entity or its holding company, if any and/or to amend or alter the terms of such claims, including the maturity of the Issuer’s Relevant Securities or amendment of the amount of interest payable on the Issuer’s Relevant Securities, or the date on which interest becomes payable, including by suspending payment for a temporary period. The Banking Act requires the relevant UKRA to apply the bail-in power in accordance with a specified preference order which differs from the ordinary insolvency order. In particular, the relevant UKRA must write-down or convert debts in the following order: (i) additional tier 1, (ii) tier 2, (iii) other subordinated claims and (iv) certain senior claims. As a result, the Issuer’s subordinated securities which qualify as capital instruments may be fully or partially written down or converted even where other subordinated debt that does not qualify as capital is not affected. This could effectively subordinate such securities to the Issuer’s other subordinated indebtedness that is not additional tier 1 or tier 2 capital in the event that the bail-in power is applied by the relevant UKRA. The claims of some creditors whose claims would rank equally with those of the holders of such securities may be excluded from bail-in. The more of such creditors there are, the greater will be the impact of bail-in on the holders of such securities. The bail-in power is subject to the ‘no creditor worse off’ safeguard, under which any shareholder or creditor which receives less favourable treatment than they would have had if the institution entered into insolvency may be entitled to compensation.
Although the exercise of the bail-in power under the Banking Act is subject to certain pre-conditions, there remains uncertainty regarding the specific factors (including, but not limited to, factors outside the control of the group or not directly related to the group) which the relevant UKRA would consider in deciding whether to exercise such power with respect to the Issuer and its Relevant Securities. Moreover, as the relevant UKRA may have considerable discretion in relation to how and when it may exercise such power, holders of the Issuer’s Relevant Securities may not be able to refer to publicly available criteria in order to anticipate a potential exercise of such power and consequently its potential effect on the Issuer and its Relevant Securities.
Powers to direct restructuring of the group
As well as a write-down and conversion of capital instruments and liabilities power and a bail-in power, the powers of the relevant UKRA under the Banking Act include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a ‘bridge institution’ (an entity created for such purpose that is wholly or partially in public control); and (iii) separate assets by transferring impaired or problem assets to one or more publicly owned asset management vehicles to allow them to be managed with a view to maximising their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only). In addition, the Banking Act gives the relevant UKRA power to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution and/or impose a temporary suspension of payments and/or discontinuing the listing and admission to trading of debt instruments.
The exercise by the relevant UKRA of any of the above powers under the Banking Act may limit the Issuer’s capacity to meet its repayment obligation under its Relevant Securities and the exercise of any such powers (including especially the write-down and conversion of capital instruments power and the bail-in power) could lead to the holders of the company’s Relevant Securities losing some or all of their investment.
Moreover, trading behaviour in relation to the securities of the Issuer, including market prices and volatility, may be affected by the use of, or any suggestion of the use of, these powers and accordingly, in such circumstances, the Issuer’s Relevant Securities are not necessarily expected to follow the trading behaviour associated with other types of securities. There can be no assurance that the taking of any actions under the Banking Act by the relevant UKRA or the manner in which its powers under the Banking Act are exercised will not materially adversely affect the rights of holders of the Issuer’s Relevant Securities, the market value of an investment in the Issuer’s Relevant Securities and/or the Issuer’s ability to satisfy its obligations under its Relevant Securities.
Although the Banking Act also makes provision for public financial support to be provided to an institution in resolution subject to certain conditions, it provides that the financial public support should only be used as a last resort after the relevant UKRA has assessed and exploited, to the maximum extent practicable, all the resolution tools, including the bail-in power.
If any of these risks materialises, this could have a material adverse effect on our business, financial condition, results of operations, prospects, customers and reputation.
The group is subject to tax-related risks in the countries in which it operates
The group is subject to the substance and interpretation of tax laws in all countries in which it operates and is subject to routine review and audit by tax authorities in relation thereto. Our interpretation or application of these tax laws may differ from those of the relevant tax authorities and we provide for potential tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.
In addition, potential changes to tax legislation and tax rates in the countries and territories in which we operate could increase our effective tax rate in the future and have a material adverse effect on our business, financial condition, results of operations, prospects and capital position.
Risks related to the group’s operations
The group’s operations are highly dependent on the HSBC Group’s information technology systems
The reliability and security of the HSBC Group’s information technology infrastructure is crucial to the group’s provision of financial services to our customers and protecting the HSBC brand.
The effective functioning of the HSBC Group’s payment systems, financial control, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between the group’s branches and main data processing centres, are important to the group’s operations.
Critical system failure, prolonged service unavailability or a material breach of data security, particularly of confidential customer data, could compromise the group’s ability to serve its customers. This could breach regulations and could cause long-term damage to our business and brand that could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
The group remains susceptible to a wide range of cyber risks that impact and/or are facilitated by technology
We operate in an extensive and complex technology landscape, which must remain resilient in order to support customers, the Group and markets globally. Risks arise where technology is not understood, maintained, or developed appropriately.
The threat of cyber-attacks remains a concern for the group, as it does across the entire financial sector. As cyber-attacks continue to evolve, failure to protect our operations may result in disruption for customers, manipulation of data or financial loss. This could have an adverse impact on our customers and our reputation.

HSBC Bank plc	49

Report of the Directors | Risk
Adversaries attempt to achieve their objectives by compromising the group and related third-party systems. They use techniques that include malware (including ransomware), exploitation of both known and unpublished (zero-day) vulnerabilities in software, phishing emails, distributed denial of service, as well as potentially physical compromise of premises, or coercion of staff. Our customers may also be subject to these constantly evolving cyber-attack techniques. The group, like other financial institutions, experiences numerous attempts to compromise its cyber security. We expect to continue to be the target of such attacks in the future.
Cyber security risks will continue to increase, due to continued increase of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; and an increased use of hybrid working models by the group’s employees, contractors, third-party service providers and their sub-contractors.
A failure in the group’s adherence to its cyber security policies, procedures or controls, employee wrongdoing, or human, governance or technological error could also compromise the group’s ability to defend against cyber-attacks. Should any of these cybersecurity risks materialise, they could have a material adverse effect on our customers, business, financial condition, results of operations, prospects and reputation.
The group could incur losses or be required to hold additional capital as a result of model limitations or failure
The group uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS9 basis, financial crime and fraud risk management and financial reporting. HSBC Bank plc could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood, or the use of such information for purposes for which it was not designed, or by inherent limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’ use of models is considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to review and challenge, HSBC Bank plc could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to HSBC Bank plc’s approach to model risk management, which poses execution challenges. The adoption of more sophisticated modelling approaches including artificial intelligence related risks and technology by both HSBC Bank plc and the financial services industry could also lead to increased model risk. HSBC Bank plc’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate related risks. Challenges such as uncertainty of the long dated impacts of climate change and lack of robust and high quality climate related data present challenges to creating reliable and accurate model outputs for these models.
The economic consequences of higher global inflation and significant increases in interest rates have impacted the reliability of model outputs beyond how IFRS 9 models have been built and calibrated to operate. Consequently, IFRS 9 models under the current economic conditions are generating outputs that do not accurately assess the actual level of credit quality in all cases. In order to calculate more realistic valuation of assets, compensating controls, such as post-model management adjustments based on expert judgement are required. Such compensating controls require a significant degree of management judgment and assumptions. Significant increases in global inflation and interest rates have impacted the reliability and accuracy of both credit and market risk models. This has required increased monitoring of the models and recalibration of some of the models. Longer term, the models are likely to require redevelopment to take into account the effects of changes in rates and financial markets.
Risks arising from the use of models could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.
The group’s operations use third-party suppliers and service providers
The group relies on third-party suppliers and service providers to supply goods and services. The use of third-party suppliers and service providers by financial institutions is of particular focus to global regulators. This includes how outsourcing decisions are made, how key relationships are managed and our understanding of third party dependencies and their impact on service provision.
The inadequate management of third-party risk could impact our ability to meet strategic, regulatory and customer expectations.
This may lead to a range of impacts, including regulatory censure, penalties or damage to the group’s reputation. This could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.
Risks related to our governance and internal controls
The group’s data management and data privacy controls must be sufficiently robust to support the increasing data volumes and evolving regulations
As the HSBC Group becomes more data-driven and the group’s business processes move to digital channels, the volume of data that the group relies on has increased. As a result, management of data (including data retention and deletion, data quality, data privacy and data architecture) from creation to destruction must be robust and designed to identify quality and availability issues. Inadequate data management could result in negative impacts to customer service, business processes, or require manual intervention to reduce the risk of errors in reporting to senior management, executives or regulators.
Expanding data privacy, national security and cyber security laws in a number of markets could pose potential challenges to intra-group data sharing. These developments could increase financial institutions’ compliance obligations in respect of cross-border transfers of personal information, and which may affect our ability to manage financial crime risks across markets.
In addition, failure to comply with data privacy laws and other legislation in the jurisdictions in which we operate may result in regulatory sanctions. Any of these failures could have a material adverse effect on our business, financial condition, results of operations, prospects, and reputation.
Third parties may use the group as a conduit for illegal activities without the group’s knowledge
The group is required to comply with applicable financial crime laws and regulations, and have adopted various policies, procedures and controls aimed at preventing the exploitation of HSBC's products and services for criminal activity. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing (see ‘Regulation and supervision - Financial crime regulation’). There are instances, as permitted by regulation, where the group may rely upon counterparties to undertake certain financial crime risk management activities on our behalf. While permitted by regulation, such reliance may not prevent third parties from using the group (and the group’s relevant counterparties) as a conduit for financial crime, without the group’s knowledge (and that of those counterparties).
Becoming a party to, associated with, or even accusations of being associated with, financial crime could damage our reputation and could make us subject to fines, sanctions and/or legal enforcement. Any one of these outcomes could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

50	HSBC Bank plc

The group may suffer losses due to employee misconduct
The group’s businesses are exposed to risk from potential non compliance with the HSBC Group’s policies, including the HSBC Values, and related behaviours and employee misconduct such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm.
In recent years, a number of multinational financial institutions have suffered material losses due to the actions of rogue employees. It is not always possible to deter employee misconduct, and the precautions the group takes to prevent and detect this activity may not always be effective.
Misconduct risks could be increased if our prevent-and-detect measures are less effective because of remote and home working. Employee misconduct, or regulatory sanctions if a regulator deems the group’s actions to deter such activity to be insufficient, could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.
The delivery of the group’s strategic actions is subject to execution risk and the group may not achieve all of the expected benefits for strategic initiatives
Effective management of transformation projects is required to effectively deliver the group's strategic priorities, involving delivering both on externally driven programmes and key business initiatives to deliver growth, operational resilience and efficiency outcomes. The magnitude, complexity and, at times, concurrent demands of the projects required to meet these can result in heightened execution risk.
Execution risk is further amplified by the inter-dependencies between programmes and restructuring such as the planned sale of the group’s French retail banking operations and creation of a branch in Germany. Legislative changes have also led to interdependencies at a time of existing change, as we focus on implementing our Intermediate Parent Undertaking (‘IPU’), in line with the European Union’s ('EU') Capital Requirements Directive. People engagement and morale after several years of transformation is also an area of focus for regional and country management.
Oversight from regulators has increased and is likely to intensify. The delivery of an effective ESG target operating model also carries execution risk amidst a sophisticated regulatory environment. The focus of both the PRA and FCA on legal entity governance within the group is increasing and the level of interaction with the ECB has significantly increased. Continued focus on managing the relationships with regulators, meeting their timelines and managing their expectations will be essential. Examples of deliverables include: Ibor transition and implementation of the ECB’s guidelines on climate related risk.
The group’s strategy has been supported by the global economic, geopolitical, legal and regulatory environment. The group has taken into consideration global trends such as technology, customer needs and competition. The development and implementation of our strategy requires difficult, subjective and complex judgements, including forecasts of economic conditions in various parts of the region. The group may fail to correctly identify the relevant factors in making decisions as to capital deployment and cost reduction. We may also encounter unpredictable changes in the external environment that are unfavourable to our strategy, such as the Russia-Ukraine war.
Our ability to execute strategic change may be limited by our operational capacity, effectiveness of our change management controls and the potential for unforeseen changes in the market and/or regulatory environment in which we operate.
The European economic outlook continues to remain uncertain due to the likelihood of economic recession, heightened inflation, changes in legislation and geopolitical tensions. Therefore, there remains a risk that, in the absence of an improvement in economic conditions, our cost and investment actions may not be sufficient to achieve the expected benefits. The failure to successfully deliver or achieve the expected benefits of these key strategic initiatives could have a material adverse effect on our customers, business, financial condition, results of operations, prospects, operational resilience and reputation.
The group’s risk management measures may not be successful
The management of risk is an integral part of all the group’s activities. Risk constitutes the group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty, including wholesale and retail credit risk, market risk, non traded market risk, operational risk, insurance risk, concentration risk, liquidity and funding risk, litigation risk, conduct risk, reputational risk, strategic risk, pension risk and regulatory risk.
While the group employs a broad and diversified set of risk monitoring and mitigation techniques, such methods and the judgements that accompany their application cannot anticipate every unfavourable event or the specifics and timing of every outcome. Failure to manage risks appropriately could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, capital position, strategy and reputation.
Risks related to the group’s business
The group’s business has inherent reputational risk
Reputational risk is the risk of failing to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by the group or a member of the HSBC Group, the group’s employees or those with whom the group is associated. Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputational risk. Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and individuals. In addition, the group’s business faces increasing scrutiny in respect to ESG-related matters. If the group fails to act responsibly, or to contribute to the achievement of the HSBC Group’s announced targets, commitments, goals or ambitions, in a number of areas, such as diversity and inclusion, climate change, sustainability, workplace conduct, human rights, and support for local communities, the group’s reputation and the value of its brand may be negatively affected.
Modern technologies, in particular online social media channels and other broadcast tools that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Reputational risk could also arise from negative public opinion about the actual, or perceived, manner in which the group conducts its business activities, or its financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Negative public opinion may adversely affect the group’s ability to retain and attract customers, in particular, corporate depositors, and to retain and motivate staff, and could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Non-financial risks are inherent in the group’s business, including the risk of fraudulent activity
The group is exposed to many types of non-financial risks that are inherent in its operations. Non-financial risk can be defined as the risk to the group of achieving its strategy or objectives as a result of inadequate or failed internal processes, people and systems, or from external events. It includes: fraudulent and other criminal activities (both internal and external), breakdowns in processes or procedures, breaches of regulations or law, financial crime, financial reporting and tax errors, external events and systems failure or non-availability. These risks are also present when the group relies on outside suppliers or vendors to provide services to the group and its customers.
In particular, fraudsters may target any of the group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. These non-financial risks may result in financial losses to the group and/or its

HSBC Bank plc	51

Report of the Directors | Risk
customers, an adverse customer experience, reputational damage and potential litigation, regulatory proceeding, administrative action or other adversarial proceeding in any jurisdiction in which the group operates, depending on the circumstances of the event.
These non-financial risks could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, capital position, strategy and reputation.
The group relies on recruiting, retaining and developing appropriate senior management and skilled personnel
Meeting the demand to recruit, retain and develop appropriate senior management and skilled personnel remains subject to a number of challenges. These include rapidly changing skill requirements and ways of working, the evolving regulatory landscape plus increased requirements and expectations regarding nationalisation and diversity in some jurisdictions. Ongoing talent shortages in key markets and capabilities, particularly where those with the scarce capabilities are globally mobile, add to the complexity of the group’s supply challenge.
The group’s continued success and implementation of our growth strategy depends in part on the retention of key members of its management team and wider employee base, the availability of skilled management in each of its business units, and the ability to continue to attract, train, motivate and retain highly qualified professionals, each of which may depend on factors beyond the group’s control, including economic, market and regulatory conditions, and the impact of the Covid-19 pandemic on health and well-being. In addition, the HSBC Group announced goals in relation to increasing the representation of women and Black heritage employees in senior leadership roles by 2025. If the HSBC Group fails to achieve these goals, the group’s ability to attract and retain qualified professionals may be negatively affected.
If one of the group’s business units fails to staff its operations appropriately or loses one or more of their key senior executives and fails to successfully replace them in a satisfactory and timely manner, or fails to implement successfully the organisational changes required to support group’s strategy, our business, financial condition, results of operations, reputation and prospects, including control and operational risks, could be materially adversely affected.
The group has significant exposure to counterparty risk
The group is exposed to counterparties that are involved in virtually all major industries, and the group routinely executes transactions with counterparties in financial services, including brokers and dealers, central clearing counterparties, commercial banks, investment banks, mutual and hedge funds, and other institutional clients.
Many of these transactions expose the group to credit risk in the event of default by its counterparty or client. The group’s ability to engage in routine transactions to fund its operations and manage its risks could be materially adversely affected by the actions and commercial soundness of other financial services institutions. Financial institutions are necessarily interdependent because of trading, clearing, counterparty or other relationships. As a consequence, a default by, or decline in market confidence in, individual institutions, or anxiety about the financial services industry generally, can lead to further individual and/or systemic difficulties, defaults and losses.
Mandatory central clearing of over-the-counter derivatives poses risks to the group. As a clearing member, the group is required to underwrite losses incurred at a central counterparty by the default of other clearing members and their clients. Increased moves towards central clearing brings with it a further element of interconnectedness between clearing members and clients that the group believes may increase rather than reduce the group’s exposure to systemic risk. At the same time, the group’s ability to manage such risk itself will be reduced because control has been largely outsourced to central counterparties, and it is unclear at present how, at a time of stress, regulators and resolution authorities will intervene.
Where bilateral counterparty risk has been mitigated by taking collateral, the group’s credit risk may remain high if the collateral the group holds cannot be realised or has to be liquidated at prices that are insufficient to recover the full amount of the group’s loan or derivative exposure.
There is a risk that collateral cannot be realised, including situations where this arises by change of law, or the imposition of sanctions, that may influence the group’s ability to foreclose on collateral or otherwise enforce contractual rights.
The group also has credit exposure arising from mitigants, such as credit default swaps, and other credit derivatives, each of which is carried at fair value. The risk of default by counterparties to credit default swaps and other credit derivatives used as mitigants affects the fair value of these instruments depending on the valuation and the perceived credit risk of the underlying instrument against which protection has been purchased. Any such adjustments or fair value changes could have a material adverse effect on the group’s business, financial condition, results of operations, prospects capital position and reputation.
Any reduction in the credit rating assigned to the company, any subsidiaries of the company or any of their respective debt securities could increase the cost or decrease the availability of the group’s funding and adversely affect the group’s liquidity position and/or net interest margin
Credit ratings affect the cost and other terms upon which the group is able to obtain market funding. Rating agencies regularly evaluate the company and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the company or of the relevant subsidiary, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the company’s or the relevant subsidiary’s current ratings or outlook, particularly given the rating agencies’ current review of their bank rating methodologies and the potential impact on the company’s or the relevant subsidiaries’ ratings.
Any reductions in these ratings and outlook could increase the cost of the group’s funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect the group’s interest margins and its liquidity position.
Risks concerning borrower credit quality are inherent in the group’s businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (e.g. reinsurers and counterparties in derivative transactions) are inherent in a wide range of the group’s businesses. Adverse changes in the credit quality of the group’s borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including from the impact of the macroeconomic developments caused by the Russia-Ukraine war and the Covid-19 pandemic (see 'The macroeconomic impact of significant geopolitical and social developments, including the Russia-Ukraine war and the Covid-19 pandemic, on the global economy and international markets may affect the group’s financial condition and results’) could reduce the recoverability and value of the group’s assets, and require an increase in the group’s ECLs.
The group estimates and recognises ECLs in its credit exposure. This process, which is critical to the group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the economic and geopolitical conditions, including the impact of sanctions, might impair the ability of the group’s borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward looking economic conditions (including gross domestic product estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, the group may fail to estimate accurately the effect of factors that it identifies or fail to identify relevant factors. Further, the

52	HSBC Bank plc

information the group uses to assess the creditworthiness of its counterparties may be inaccurate or incorrect. Any failure by the group to accurately estimate the ability of its counterparties to meet their obligations could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
The group’s insurance businesses are subject to risks relating to insurance claim rates and changes in insurance customer behaviour
The group provides various insurance products for customers with whom the group has a banking relationship, including several types of life insurance products. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and, if the policy has a savings element, the performance of assets to support the liabilities. Adverse developments in any of these factors could materially adversely affect the group’s business, financial condition, results of operations, capital position, prospects and reputation.
The group may be required to make substantial contributions to its pension plans
The group operates a number of pension plans, including defined benefit pensions plans. Pension scheme obligations fluctuate with changes in long term interest rates, inflation, salary levels and the longevity of scheme members. They can also be affected by operational and legal risks. The level of contributions the group makes to its pension plans has a direct effect on its cash flow. To the extent plan assets are insufficient to cover existing liabilities, higher levels of contributions may be required.
As a result, deficits in those pension plans could have a material adverse effect on the group’s business, financial condition, results of operations, capital position, prospects and reputation.
Risks related to the group’s financial statements and accounts
The group’s financial statements are based in part on judgements, estimates and assumptions that are subject to uncertainty
The preparation of financial information requires management to make judgements and use estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, particularly those involving the use of complex models, actual results reported in future periods could differ from those on which management’s estimates are based. Estimates, judgements, assumptions and models are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the prevailing circumstances. The impacts of revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2022 these include ECL, valuation of financial instruments, deferred tax assets, provisions, post-employment benefit plans, impairment in investments in subsidiaries, and non-current assets held for sale, which are discussed in detail in ‘Critical accounting estimates and judgements’ on page 125.

The measurement of ECL requires the selection and calibration of complex models and the use of estimates and assumptions to incorporate relevant information about past events, current conditions and forecasts of economic conditions. Additionally, significant judgement is involved in determining what is considered to be significant increases in credit risk and what the point of initial recognition is for certain revolving facilities.
The recognition and measurement of deferred tax assets involves significant judgement regarding the probability and sufficiency of future taxable profits, taking into account the future reversal of existing taxable temporary differences and tax planning strategies, including corporate reorganisations.
The recognition and measurement of provisions involve significant judgements due to the high degree of uncertainty in determining whether a present obligation exists, and in estimating the probability and amount of any outflows that may arise.
The valuation of financial instruments measured at fair value can be subjective, in particular where models are used that include unobservable inputs.
The calculation of the defined benefit pension obligation involves the determination of key assumptions, including discount rate, inflation rate, pension payments and deferred pension and pay and mortality. Given the uncertainty and subjectivity associated with the above critical accounting judgements and estimates, future outcomes may differ materially from those assumed using information available at the reporting date.
The assessment of interests in subsidiaries for impairment involves significant judgements in determining the value in use, in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of management assumptions. At 31 December 2022, we performed an impairment review of our main investments in subsidiaries and concluded it was not impaired based on our value in use calculation.
The assessment of the held for sale criteria involves significant judgements with regards to classifying a sale as highly probable and the anticipated timing for the sale to complete. The calculation of the fair value less cost to sell involves valuations techniques with observable and unobservable market data, and the calculation of any related impairment loss is subject to accounting estimates.
The effect of these judgements on the future results of operations and the future financial position of the group may be material, and could have a material adverse effect on our business, financial condition, results of operations, capital position, prospects and reputation. For further details, see ‘Critical accounting estimates and judgements’ on page 125.
Changes in accounting standards may have a material impact on how the group reports its financial results and financial condition
We prepare our consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations (‘IFRICs’) issued by the IFRS Interpretations Committee. From time to time, the IASB or the IFRS Interpretations Committee may issue new accounting standards or interpretations that could materially impact how we calculate, report and disclose our financial results and financial condition, and which may affect our capital ratios, including the CET1 ratio.

HSBC Bank plc	53

Report of the Directors | Risk
For example, IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds.
IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the profitability of our insurance business. We could also be required to apply new or revised standards retrospectively, resulting in our restating prior period financial statements in material amounts. This could have a material adverse effect on our business, financial condition, results of operations, capital position, prospects and reputation.

Our material banking and insurance risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables.

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (see page 56)
The risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and derivatives.
Credit risk is:
•measured as the amount that could be lost if a customer or counterparty fails to make repayments;
•monitored using various internal risk management measures and within limits approved by individuals within a framework of delegated authorities; and
•managed through a robust risk control framework that outlines clear and consistent policies, principles and guidance for risk managers.

Treasury risk (see page 85)
The risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of adverse impact on earnings or capital due to structural foreign exchange exposures and changes in market interest rates, and including the financial risks arising from historic and current provision of pensions and other post employment benefits to staff and their dependants.	Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Treasury risk is:
•measured through appetites set as target and minimum ratios;
•monitored and projected against appetites and using stress and scenario testing; and
•managed through control of resources in conjunction with risk profiles and cashflows.

Market risk (see page 94)
The risk that movements in market factors such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices will reduce our income or the value of our portfolios.	Exposure to market risk is separated into two portfolios: •trading portfolios; and •non-trading portfolios. Market risk exposures arising from our insurance operations are discussed on page 100.
Market risk is:
•measured using sensitivities, value at risk (‘VaR’) and stress testing, giving a detailed picture of potential gains and losses for a range of market movements and scenarios, as well as tail risks over specified time horizons;
•monitored using VaR, stress testing and other measures, including the sensitivity of net interest income and the sensitivity of structural foreign exchange; and
•managed using risk limits approved by the risk management meeting (‘RMM’) and the RMM in various global businesses.

54	HSBC Bank plc

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Climate risk (see page 96)
Climate risk relates to the financial and non-financial impacts that may arise as a result of climate change and the move to a greener economy.
Climate risk can materialise through:
•physical risk, which arises from the increased frequency and severity of weather events;
•transition risk, which arises from the process of moving to a low-carbon economy; and
•greenwashing risk, which arises from the act of knowingly or unknowingly misleading stakeholders regarding our strategy relating to climate, the climate impact/benefit of a product or service, or the climate commitments or performance of our customers.

Climate risk is:
•measured using a variety of risk appetite metrics and Key Management Indicators, which assess the impact of climate risk across the risk taxonomy;
•monitored using stress testing; and
•managed through adherence to risk appetite thresholds and via specific policies.

Resilience risk (see page 97)
Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates, and counterparties as a result of sustained and significant operational disruption.	Resilience risk arises from failures or inadequacies in processes, people, systems or external events. These may be driven by rapid technological innovation, changing behaviours of our consumers, cyber-threats and attacks, cross border dependencies, and third party relationships.
Resilience risk is:
•measured through a range of metrics with defined maximum acceptable impact tolerances, and against our agreed risk appetite.
•monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
•managed by continuous monitoring and thematic reviews.

Regulatory compliance risk (see page 97)
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct and breaching related financial services regulatory standards.

Regulatory compliance risk arises from the failure to observe the letter and spirit of relevant laws, codes, rules, regulations and standards of good practice. This could result in poor market or customer outcomes leading to fines, penalties and reputational damage to our business.

Regulatory compliance risk is:
•measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement and assessment of our regulatory compliance teams;
•monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions, and the results of internal and external audits and regulatory inspections; and
•managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or remediation work is undertaken where required.

Financial crime risk (see page 98)
Financial crime risk is the risk of knowingly or unknowingly helping parties to commit or to further potentially illegal activity through HSBC, including money laundering, fraud, bribery and corruption, tax evasion, sanctions breaches, and terrorist and proliferation financing.
Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Financial crime risk is:
•measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of, and assessment by, our regulatory compliance teams;
•monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions, and the results of internal and external audits and regulatory inspections; and
•managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or remediation work is undertaken where required.

Model risk (see page 99)
Model risk is the potential for adverse consequences from business decisions informed by models, which can be exacerbated by errors in methodology, design or the way they are used.	Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Model risk is:
•measured by reference to model performance tracking and the output of detailed technical reviews, with key metrics including model review statuses and findings;
•monitored against model risk appetite statements, insight from the independent review function, feedback from internal and external audits, and regulatory reviews; and
•managed by creating and communicating appropriate policies, procedures and guidance, training colleagues in their application, and supervising their adoption to ensure operational effectiveness.

HSBC Bank plc	55

Report of the Directors | Risk
Our insurance manufacturing subsidiaries are regulated separately from our banking operations. Risks in our insurance entities are managed using methodologies and processes that are subject to Group oversight. Our insurance operations are also subject to some of the same risks as our banking operations, and these are covered by the Group’s risk management processes. There are though specific risks inherent to the insurance operations as noted below.

Description of risks – insurance manufacturing operations
Risks	Arising from	Measurement, monitoring and management of risk
Financial risk (see page 100)
For insurance entities, Financial risk includes the risk of not being able to effectively match liabilities arising under insurance contracts with appropriate investments and that the expected sharing of financial performance with policyholders under certain contracts is not possible.
Exposure to financial risks arises from:
•market risk affecting the fair values of financial assets or their future cash flows;
•credit risk; and
•liquidity risk of entities not being able to make payments to policyholders as they fall due.

Financial risk is:
•measured (i) for credit risk, in terms of economic capital and the amount that could be lost if a counterparty fails to make repayments; (ii) for market risk, in terms of economic capital, internal metrics and fluctuations in key financial variables; and (iii) for liquidity risk, in terms of internal metrics, including stressed operational cash flow projections;
•monitored through a framework of approved limits and delegated authorities; and
•managed through a robust risk control framework that outlines clear and consistent policies, principles and guidance. This includes using product design and asset liability matching and bonus rates.

Insurance risk (see page 100)
The risk that, over time, the cost of the contract, including claims and benefits may exceed the total amount of premiums and investment income received.	The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, as well as lapse and surrender rates.
Insurance risk is:
•measured in terms of life insurance liabilities and economic capital allocated to insurance underwriting risk;
•monitored though a framework of approved limits and delegated authorities; and
•managed through a robust risk control framework that outlines clear and consistent policies, principles and guidance. This includes using product design, underwriting, reinsurance and claims-handling procedures.

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
Credit risk management
Key developments in 2022
There were no material changes to the policies and practices for the management of credit risk in 2022. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function. For certain retail portfolios we enhanced the significant increase in credit risk (‘SICR’) approach to capture relative movements in probability of default ('PD') since origination.
For our retail portfolios, we adopted the EBA ‘Guidelines on the application of definition of default’ during 2022 and, for our wholesale portfolios, these guidelines were adopted during 2021. Adoption of these guidelines did not have a material impact on our portfolios and comparative disclosures have not been restated.
We actively managed the risks related to macroeconomic uncertainties, including inflation, fiscal and monetary policy, the Russia-Ukraine war, broader geopolitical uncertainties, the continued risks resulting from the Covid-19 pandemic.
For further details, see ‘Top and emerging risks’ on page 35.
Governance and structure
We have established group-wide credit risk management and related IFRS 9 processes. We continue to actively assess the impact of economic developments in key markets on specific customers, customer segments or portfolios. As credit conditions change, we take mitigating action, including the revision of risk appetites or limits and tenors, as appropriate. In addition, we continue to evaluate the terms under which we provide credit facilities within the context of individual customer requirements, the quality of the relationship, local regulatory requirements, market practices and our local market position.

Credit risk sub-function
(Audited)
Credit approval authorities are delegated by the Board to the Chief Executive together with the authority to sub-delegate them. The Credit risk sub-function in Risk is responsible for the key policies and processes for managing credit risk, which include formulating credit policies and risk rating frameworks, guiding the appetite for credit risk exposures, undertaking independent reviews and objective assessment of credit risk, and monitoring performance and management of portfolios.
The principal objectives of our credit risk management are:
•to maintain across the group a strong culture of responsible lending and a robust risk policy and control framework;
•to both partner and challenge global businesses in defining, implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and
•to ensure there is independent, expert scrutiny of credit risks, their costs and mitigation.
Key risk management process
IFRS 9 ‘Financial Instruments’ process
The IFRS 9 process comprises three main areas: modelling and data; implementation; and governance.
Modelling, data and forward economic guidance
The Group has established IFRS 9 modelling and data processes in various geographies, which are subject to internal model risk governance including independent review of significant model developments.
We have a centralised process for generating unbiased and independent global economic scenarios. Scenarios are subject to a process of review and challenge by a dedicated team, as well as regional groupings. Each quarter, the scenarios and probability weights are reviewed and checked for consistency with the economic conjuncture and current economic and financial risks. These are subject to final review and approval by senior management in a Forward Economic Guidance Global Business Impairment Committee.

56	HSBC Bank plc

Implementation
A centralised impairment engine performs the ECL calculation using data, which is subject to a number of validation checks and enhancements, from a variety of client, finance and risk systems. Where possible, these checks and processes are performed in a globally consistent and centralised manner.
Governance
Management review forums are established in order to review and approve the impairment results. Regional management review forums have representatives from Credit Risk and Finance. Required members of the forums are the heads of Wholesale Credit, Market Risk, and Wealth and Personal Banking Risk, as well as the global business Chief Financial Officers and the Chief Accounting Officer.
Concentration of exposure
(Audited)
Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or are engaged in similar activities or operate in the same geographical areas/industry sectors, so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. The group uses a number of controls and measures to minimise undue concentration of exposure in the group’s portfolios across industry, country and customer groups. These include portfolio and counterparty limits, approval and review controls, and stress testing.
Credit quality of financial instruments
(Audited)
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the Group to support the calculation of our minimum credit regulatory capital requirement. The five credit quality classifications each encompass a range of granular internal credit rating grades assigned to wholesale and retail lending businesses, and the external ratings attributed by external agencies to debt securities.
For debt securities and certain other financial instruments, external ratings have been aligned to the five quality classifications based upon the mapping of related Customer Risk Rating (‘CRR’) to external credit rating.
Wholesale lending
The CRR 10-grade scale summarises a more granular underlying 23-grade scale of obligor PD. All corporate customers are rated using the 10- or 23-grade scale, depending on the degree of sophistication of the Basel approach adopted for the exposure.
Each CRR band is associated with an external rating grade by reference to long-run default rates for that grade, represented by the average of issuer-weighted historical default rates. This mapping between internal and external ratings is indicative and may vary over time.
Retail lending
Retail lending credit quality is based on a 12-month point-in-time probability-weighted PD.

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating	12-month probability of default %	Internal credit rating	12 month probability-weighted PD %
Quality classification[1,2]
Strong	BBB and above	A- and above	CRR1 to CRR2[1]	0 – 0.169	Band 1 and 2	0.000 – 0.500
Good	BBB- to BB	BBB+ to BBB-	CRR3	0.170 – 0.740	Band 3	0.501 – 1.500
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR4 to CRR5	0.741 – 4.914	Band 4 and 5	1.501 – 20.000
Sub-standard	B- to C	B- to C	CRR6 to CRR8	4.915 – 99.999	Band 6	20.001 – 99.999
Credit impaired	Default	Default	CRR9 to CRR10	100	Band 7	100
1    Customer risk rating (‘CRR’).
2    12-month point-in-time probability-weighted PD.

Quality classification definitions
•‘Strong’ exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default and/or low levels of expected loss.
•‘Good’ exposures require closer monitoring and demonstrate a good capacity to meet financial commitments, with low default risk.
•‘Satisfactory’ exposures require closer monitoring and demonstrate an average to fair capacity to meet financial commitments, with moderate default risk.
•‘Sub-standard’ exposures require varying degrees of special attention and default risk is of greater concern.
•‘Credit-impaired’ exposures have been assessed as described in Note 1.2(i) on the Financial Statements.

Forborne loans and advances
(Audited)
Forbearance measures consist of concessions towards an obligor that is experiencing or about to experience difficulties in meeting its financial commitments.
We continue to class loans as forborne when we modify the contractual payment terms due to having significant concerns about the borrowers’ ability to meet contractual payments when they were due.
In 2022, we expanded our definition of forborne to capture non-payment-related concessions, such as covenant waivers. For our wholesale portfolio, we began identifying non-payment-related concessions in 2021 when our internal policies were changed. For our retail portfolios, we began identifying them during 2022.

The comparative disclosures have been presented under the prior definition of forborne for the wholesale and retail portfolios.
For details of our policy on derecognised renegotiated loans, see Note 1.2(i) on the financial statements.
Credit quality of forborne loans
For wholesale lending, where payment related forbearance measures result in a diminished financial obligation or if there are other indicators of impairment, the loan will be classified as credit impaired if it is not already so classified. All facilities with a customer, including loans that have not been modified, are considered credit impaired following the identification of a payment-related forborne loan. For retail lending, where a material payment-related concession has been granted, the loan will be classified as credit impaired.

HSBC Bank plc	57

Report of the Directors | Risk
In isolation, non-payment forbearance measures may not result in the loan being classified as credit impaired unless combined with other indicators of credit impairment. These are classed as performing forborne loans for both wholesale and retail lending.
Wholesale and retail lending forborne loans are classified as credit impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period, and there are no other indicators of impairment. Any forborne loans not considered credit impaired will remain forborne for a minimum of two years from the date that credit impairment no longer applies. For wholesale and retail lending, any forbearance measures granted on a loan already classed as forborne results in customer being classed as credit impaired.
Forborne loans and recognition of expected credit losses
(Audited)
Forborne loans expected credit loss assessments reflect the higher rates of losses typically experienced with these types of loans such that they are in stage 2 and stage 3. The higher rates are more pronounced in unsecured retail lending requiring further segmentation. For wholesale lending, forborne loans are typically assessed individually. Credit risk ratings are intrinsic to the impairment assessments. The individual impairment assessment takes into account the higher risk of the future non-payment inherent in forborne loans.

Impairment assessment
(Audited)
For details of our impairment policies on loans and advances and financial investments see Note 1.2(i) on the financial statements.
Write-off of loans and advances
(Audited)
For details of our accounting policy on the write-off of loans and advances, see Note 1.2(i) on the financial statements.
Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due. The standard period runs until the end of the month in which the account becomes 180 days contractually delinquent. However, in exceptional circumstances to achieve a fair customer outcome, and in line with regulatory expectations, they may be extended further.
For secured facilities, write-off should occur upon repossession of collateral, receipt of proceeds via settlement, or determination that recovery of the collateral will not be pursued.
Any secured assets maintained on the balance sheet beyond 60 months of consecutive delinquency-driven default require additional monitoring and review to assess the prospect of recovery.
There are exceptions in a few countries and territories where local regulation or legislation constrain earlier write-off, or where the realisation of collateral for secured real estate lending takes more time. Write-off, either partially or in full, may be earlier when there is no reasonable expectation of further recovery, for example, in the event of a bankruptcy or equivalent legal proceedings. Collection procedures may continue after write-off.
Credit risk in 2022
At 31 December 2022, gross loans and advances to customers and banks of £91bn decreased by £12bn, compared with 31 December 2021. This included favourable foreign exchange movements of £3bn and a £22bn decrease due to a reclassification of businesses to assets held for sale, including our retail banking operations in France.
The reclassification of assets held for sale resulted in a decrease of loans and advances to customers, of which £2bn pertaining to wholesale and £19bn to personal banking. For loans and advances to banks, the reclassification resulted in a decrease of £1bn.
Excluding foreign exchange movements and the reclassification of assets held for sale, there was £1bn decrease in personal loans and advances, offset by £1bn increase in wholesale loans and advances to customers. Loans and advances to banks increased by £7bn.
At 31 December 2022, the allowance for ECL excluding foreign exchange movements and the reclassification of assets held for sale, in relation to loans and advances to customers increased by £50m from 31 December 2021.
This was attributable to:
•a £46m increase in wholesale loans and advances to customers, of which £44m was driven by stages 1 and 2; and
•a £4m increase in personal loans and advances to customers, of which £7m was driven by stages 1 and 2.
Stage 3 balances at 31 December 2022 remained broadly stable compared with 31 December 2021.
The ECL charge for 2022 was £222m, inclusive of recoveries. Inflation, recession and high interest rates combined with an unstable geopolitical environment and the effects of a global supply chain disruption have contributed to elevated degrees of uncertainty during the year. At 31 December 2022, as a result of this uncertainty, additional stage 1 and 2 allowances have been recorded.

58	HSBC Bank plc

Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS9 are applied and the associated allowance for ECL. The allowance for ECL increased from £1,240m at 31 December 2021 to £1,370m at 31 December 2022.
The allowance for ECL at 31 December 2022 comprised of £1,283m (2021: £1,168m) in respect of assets held at amortised cost, £87m (2021: £72m) in respect of loans and other credit related commitments, and financial guarantees, and £24m (2021: £19m) in respect of debt instruments measured at FVOCI.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
(Audited)
	31 Dec 2022		31 Dec 2021
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	73,717	(1,103)	92,331	(1,154)
– personal	6,013	(55)	25,394	(163)
– corporate and commercial	55,004	(937)	56,087	(964)
– non-bank financial institutions	12,700	(111)	10,850	(27)
Loans and advances to banks at amortised cost	17,152	(43)	10,789	(5)
Other financial assets measured at amortised cost	269,755	(137)	202,137	(9)
– cash and balances at central banks	131,434	(1)	108,482	—
– items in the course of collection from other banks	2,285	—	346	—
– Hong Kong Government certificates of indebtedness	—	—	—	—
– reverse repurchase agreements – non trading	53,949	—	54,448	—
– financial investments	3,248	—	10	—
– other assets[2]	55,634	(3)	38,851	(9)
– assets held for sale[6]	23,205	(133)	—	—
Total gross carrying amount on balance sheet	360,624	(1,283)	305,257	(1,168)
Loans and other credit related commitments	126,457	(67)	115,695	(55)
– personal	2,116	—	2,269	(1)
– corporate and commercial	68,441	(62)	63,352	(48)
– financial	55,900	(5)	50,074	(6)
Financial guarantees[3]	5,327	(20)	11,054	(17)
– personal	23	—	26	—
– corporate and commercial	3,415	(19)	9,894	(16)
– financial	1,889	(1)	1,134	(1)
Total nominal amount off balance sheet[4]	131,784	(87)	126,749	(72)
	492,408	(1,370)	432,006	(1,240)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income ('FVOCI')	29,248	(24)	41,188	(19)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 119 includes both financial and non-financial assets, including cash collateral and settlement accounts.
3    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.
6    For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 175.
The following table provides an overview of the group’s and bank's credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
•Stage 1: These financial assets are unimpaired and without significant increase in credit risk on which a 12-month allowance for ECL is recognised.
•Stage 2: A significant increase in credit risk has been experienced since initial recognition on which a lifetime ECL is recognised.
•Stage 3: There is objective evidence of impairment, and are therefore considered to be in default or otherwise credit-impaired on which a lifetime ECL is recognised.
•Purchased or originated credit-impaired ('POCI'): Financial assets that are purchased or originated at a deep discount that reflects the incurred credit losses on which a lifetime ECL is recognised.

HSBC Bank plc	59

Report of the Directors | Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2022
(Audited)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	63,673	7,817	2,224	3	73,717	(51)	(145)	(907)	—	(1,103)	0.1	1.9	40.8	—	1.5
– personal	5,293	615	105	—	6,013	(9)	(15)	(31)	—	(55)	0.2	2.4	29.5	—	0.9
– corporate and commercial	46,671	6,479	1,851	3	55,004	(40)	(123)	(774)	—	(937)	0.1	1.9	41.8	—	1.7
– non-bank financial institutions	11,709	723	268	—	12,700	(2)	(7)	(102)	—	(111)	—	1.0	38.1	—	0.9
Loans and advances to banks at amortised cost	16,673	414	65	—	17,152	(6)	(21)	(16)	—	(43)	—	5.1	24.6	—	0.3
Other financial assets measured at amortised cost	267,770	1,662	323	—	269,755	(14)	(17)	(106)	—	(137)	—	1.0	32.8	—	0.1
Loan and other credit-related commitments	116,994	9,300	163	—	126,457	(13)	(32)	(22)	—	(67)	—	0.3	13.5	—	0.1
– personal	2,004	107	5	—	2,116	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	60,659	7,625	157	—	68,441	(12)	(28)	(22)	—	(62)	—	0.4	14.0	—	0.1
– financial	54,331	1,568	1	—	55,900	(1)	(4)	—	—	(5)	—	0.3	—	—	—
Financial guarantees[1]	4,715	528	84	—	5,327	(1)	(2)	(17)	—	(20)	—	0.4	20.2	—	0.4
– personal	20	2	1	—	23	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	2,946	387	82	—	3,415	(1)	(1)	(17)	—	(19)	—	0.3	20.7	—	0.6
– financial	1,749	139	1	—	1,889	—	(1)	—	—	(1)	—	0.7	—	—	0.1
At 31 Dec 2022	469,825	19,721	2,859	3	492,408	(85)	(217)	(1,068)	—	(1,370)	—	1.1	37.4	—	0.3
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
3    Purchased or originated credit-impaired (‘POCI’).
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 days past due (‘DPD’) and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 days and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 31 December 2022
(Audited)	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost:	7,817	93	331	(145)	(2)	(2)	1.9	2.2	0.6
– personal	615	43	9	(15)	(2)	(1)	2.4	4.7	11.1
– corporate and commercial	6,479	50	296	(123)	—	(1)	1.9	—	0.3
– non-bank financial institutions	723	—	26	(7)	—	—	1.0	—	—
Loans and advances to banks at amortised cost	414	—	8	(21)	—	—	5.1	—	—
Other financial assets measured at amortised cost	1,662	25	12	(17)	—	(2)	1.0	—	16.7
1    Days past due (‘DPD’). Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

60	HSBC Bank plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2021 (continued)
(Audited)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total	Stage 1	Stage 2	Stage 3	POCI[3]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	80,730	9,121	2,478	2	92,331	(86)	(158)	(908)	(2)	(1,154)	0.1	1.7	36.6	100.0	1.2
– personal	24,255	686	453	—	25,394	(22)	(16)	(125)	—	(163)	0.1	2.3	27.6	—	0.6
– corporate and commercial	46,237	8,066	1,782	2	56,087	(58)	(137)	(767)	(2)	(964)	0.1	1.7	43.0	100.0	1.7
– non-bank financial institutions	10,238	369	243	—	10,850	(6)	(5)	(16)	—	(27)	0.1	1.4	6.6	—	0.2
Loans and advances to banks at amortised cost	10,750	39	—	—	10,789	(4)	(1)	—	—	(5)	—	2.6	—	—	—
Other financial assets measured at amortised cost	202,048	47	42	—	202,137	—	—	(9)	—	(9)	—	—	21.4	—	—
Loan and other credit-related commitments	107,922	7,571	202	—	115,695	(25)	(22)	(8)	—	(55)	—	0.3	4.0	—	—
– personal	2,152	114	3	—	2,269	(1)	—	—	—	(1)	—	—	—	—	—
– corporate and commercial	56,325	6,829	198	—	63,352	(20)	(20)	(8)	—	(48)	—	0.3	4.0	—	0.1
– financial	49,445	628	1	—	50,074	(4)	(2)	—	—	(6)	—	0.3	—	—	—
Financial guarantees[1]	10,215	740	99	—	11,054	(3)	(7)	(7)	—	(17)	—	0.9	7.1	—	0.2
– personal	23	2	1	—	26	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	9,257	540	97	—	9,894	(2)	(7)	(7)	—	(16)	—	1.3	7.2	—	0.2
– financial	935	198	1	—	1,134	(1)	—	—	—	(1)	0.1	—	—	—	0.1
At 31 Dec 2021	411,665	17,518	2,821	2	432,006	(118)	(188)	(932)	(2)	(1,240)	—	1.1	33.0	100.0	0.3
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
3    Purchased or originated credit-impaired (‘POCI’).

Stage 2 days past due analysis at 31 December 2021 (continued)
(Audited)	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	9,121	56	237	(158)	(1)	(1)	1.7	1.8	0.4
– personal	686	49	29	(16)	(1)	(1)	2.3	2.0	3.4
– corporate and commercial	8,066	7	199	(137)	—	—	1.7	0.0	—
– non-bank financial institutions	369	—	9	(5)	—	—	1.4	—	—
Loans and advances to banks at amortised cost	39	—	—	(1)	—	—	2.6	—	—
Other financial assets measured at amortised cost	47	—	—	—	—	—	—	—	—
1    Days past due (‘DPD’). Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Stage 2 decomposition as at 31 December 2022
The following disclosure presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 31 December 2022.
The quantitative classification shows gross carrying values and allowances for ECL for which the applicable reporting date PD measure exceeds defined quantitative thresholds for retail and wholesale exposures.
The qualitative classification primarily accounts for credit risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
For further details on our approach to the assessment of     significant increase in credit risk, see 'Summary of significant accounting policies' on page 125.

HSBC Bank plc	61

Report of the Directors | Risk

Loans and advances to customers at 31 December 2022[1]
	Gross carrying amount				Allowance for ECL				ECL Coverage % Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	557	3,310	379	4,246	(12)	(71)	(2)	(85)	2.0
Qualitative	56	2,874	319	3,249	(3)	(51)	(5)	(59)	1.8
30 DPD backstop[2]	2	295	25	322	—	(1)	—	(1)	0.3
Total stage 2	615	6,479	723	7,817	(15)	(123)	(7)	(145)	1.9
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Days past due (‘DPD’).

Loans and advances to customers at 31 December 2021[1]
	Gross carrying amount				Allowance for ECL				ECL Coverage % Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	561	3,611	162	4,334	(13)	(41)	(1)	(55)	1.3
Qualitative	102	4,260	198	4,560	(2)	(96)	(4)	(102)	2.2
30 DPD backstop[2]	23	195	9	227	(1)	—	—	(1)	0.4
Total stage 2	686	8,066	369	9,121	(16)	(137)	(5)	(158)	1.7
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Days past due (‘DPD’).
Assets held for sale
(Audited)
During 2022, gross loans and advances and related impairment allowances were reclassified from ‘loans and advances to customers’ and ‘loans and advances to banks’ to ‘assets held for sale’ in the balance sheet.
At 31 December 2022, the most material balances held for sale came from our retail banking operations France.
Disclosures relating to assets held for sale are provided in the following credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets:
•Maximum exposure to credit risk (page 64);
•Distribution of financial instruments by credit quality at 31 December (page 72);
Although there was a reclassification on the balance sheet, there was no separate income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as ‘assets held for sale’.
Loans and other credit-related commitments and financial guarantees, as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
(Audited)
	Total gross loans and advances	Impairment allowances on loans and advances
	£m	£m
As reported	90,869	(1,146)
Reported in ‘Assets held for sale’	21,325	(131)
At 31 Dec 2022	112,194	(1,277)
At 31 December 2022, gross loans and advances of our retail banking operations in France were £21bn, and the related impairment allowance for ECL was £0.1bn.
Lending balances held for sale continue to be measured at amortised cost less allowances for impairment and, therefore, such carrying amounts may differ from fair value.
These lending balances are part of associated disposal groups that are measured in their entirety at the lower of carrying amount and fair value less costs to sell. Any difference between the carrying amount of these assets and their sales price is part of the overall gain or loss on the associated disposal group as a whole.
For further details of the carrying amount and the fair value at 31 December 2022 of loans and advances to banks and customers classified as held for sale, see note 34.

62	HSBC Bank plc

Gross loans and impairment allowances on loans and advances to customers and banks reported in ‘Assets held for sale’
(Audited)
	Retail banking operations in France	Other[1]	Total
Gross Loans	£m	£m	£m
Loans and advances to customers at amortised cost:	20,852	342	21,194
Personal	18,835	253	19,088
Corporate and Commercial	1,975	89	2,064
Non-bank financial institutions	42	—	42
Loans and advances to banks at amortised cost	—	131	131
At 31 Dec 2022	20,852	473	21,325
Impairment allowance
Loans and advances to customers at amortised cost:	(76)	(51)	(127)
Personal	(73)	(38)	(111)
Corporate and Commercial	(3)	(13)	(16)
Non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	(4)	(4)
At 31 Dec 2022	(76)	(55)	(131)
1    Comprising assets held for sale relating to the planned sale of our branch operations in Greece and of our business in Russia.
The table below analyses the amount of ECL (charges)/releases arising from assets held for sale. The charges during the period primarily relate to the retail banking operations in France.

Changes in expected credit losses and other credit impairment
(Audited)
	2022	2021
	£m	£m
ECL charges arising from:
– Asset held for sale	4	—
– Asset not held for sale	218	—
At 31 Dec	222	—

Credit exposure
Maximum exposure to credit risk
(Audited)
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments. The offset on derivatives remains in line with the movements in maximum exposure amounts.

‘Maximum exposure to credit risk’ table
The following table presents our maximum exposure before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). The table excludes financial instruments whose carrying amount best represents the net exposure to credit risk and it excludes equity securities as they are not subject to credit risk. For the financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and other guarantees granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments, it is generally the full amount of the committed facilities.
The offset in the table relates to amounts where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes. However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. No offset has been applied to off-balance sheet collateral. In the case of derivatives the offset column also includes collateral received in cash and other financial assets.

Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place which reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets such as residential properties, collateral held in the form of financial instruments that are not held on balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the credit risk is predominantly borne by the policyholder. See Note 28 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the 'Collateral and other credit enhancement' section on page 79.

HSBC Bank plc	63

Report of the Directors | Risk

Maximum exposure to credit risk
(Audited)	2022			2021
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	£m	£m	£m	£m	£m	£m
Loans and advances to customers held at amortised cost	72,614	(8,149)	64,465	91,177	(7,057)	84,120
– personal	5,958	(1)	5,957	25,231	—	25,231
– corporate and commercial	54,067	(7,269)	46,798	55,123	(6,228)	48,895
– non-bank financial institutions	12,589	(879)	11,710	10,823	(829)	9,994
Loans and advances to banks at amortised cost	17,109	(145)	16,964	10,784	(88)	10,696
Other financial assets held at amortised cost	268,023	(10,882)	257,141	202,455	(10,239)	192,216
– cash and balances at central banks	131,433	—	131,433	108,482	—	108,482
– items in the course of collection from other banks	2,285	—	2,285	346	—	346
– reverse repurchase agreements – non trading	53,949	(10,882)	43,067	54,448	(10,239)	44,209
– financial investments	3,248	—	3,248	10	—	10
– asset held for sale	21,214	—	21,214
– other assets	55,894	—	55,894	39,169	—	39,169
Derivatives	225,238	(224,444)	794	141,221	(139,668)	1,553
Total on balance sheet exposure to credit risk	582,984	(243,620)	339,364	445,637	(157,052)	288,585
Total off-balance sheet	150,270	—	150,270	146,261	—	146,261
– financial and other guarantees[1]	22,425	—	22,425	26,840	—	26,840
– loan and other credit-related commitments	127,845	—	127,845	119,421	—	119,421
At 31 Dec	733,254	(243,620)	489,634	591,898	(157,052)	434,846
1    ‘Financial and other guarantees’ represents 'Financial guarantees' and 'Performance and other guarantees' as disclosed in Note 30, net of ECL.
Concentration of exposure
We have a number of businesses with a broad range of products. We operate in a number of markets with the majority of our exposures in UK and France.
For an analysis of:
•financial investments, see Note 15 on the financial statements;
•trading assets, see Note 10 on the financial statements;
•derivatives, see page 82 and Note 14 on the financial statements; and
•loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or by the location of the lending branch, see page 77 for wholesale lending and page 82 for personal lending.
Credit deterioration of financial instruments
(Audited)
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2 and stage 3 (credit impaired) and POCI financial instruments can be found in Note 1.2 on the financial statements.

Measurement uncertainty and sensitivity analysis of ECL estimates
(Audited)
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate. Management judgemental adjustments are used to address late-breaking events, data and model limitations, model deficiencies and expert credit judgements.
Amid a deterioration in the economic and geopolitical environment, management judgements and estimates continued to be subject to a high degree of uncertainty in relation to assessing economic scenarios for impairment allowances in 2022.
Inflation, economic contraction and high interest rates combined with an unstable geopolitical environment and the effects of global supply chain disruptions have contributed to elevated levels of uncertainty during the year.
At 31 December 2022, as a result of this uncertainty, additional stage 1 and 2 impairment allowances were recognised. Management continued to reflect a degree of caution both in the selection of economic scenarios and their weightings, and in the use of management judgemental adjustments, described in more detail below.
At 31 December 2022, there was a reduction in management judgemental adjustments compared with 31 December 2021. Adjustments related to Covid-19 and for sector-specific risks were reduced as scenarios and modelled outcomes better reflected the key risks at 31 December 2022.
Methodology
Four economic scenarios are used to capture the current economic environment and to articulate management’s view of the range of potential outcomes. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Three of the scenarios are drawn from consensus forecasts and distributional estimates. The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting, while the outer scenarios represent the tails of the distribution, which are less likely to occur. The Central scenario is created using the average of a panel of external forecasters. Consensus Upside and Downside scenarios are created with reference to distributions for select markets that capture forecasters’ views of the entire range of outcomes. In the later years of the scenarios, projections revert to long-term consensus trend expectations. In the consensus outer scenarios, reversion to trend expectations is done mechanically with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, Downside 2, is designed to represent management’s view of severe downside risks. It is a globally consistent narrative-driven scenario that explores more extreme economic outcomes than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations. They may instead explore alternative states of equilibrium, where economic activity moves permanently away from past trends. The consensus Downside and the consensus Upside scenarios are each constructed to be consistent with a 10% probability. The Downside 2 is constructed with a 5% probability. The Central scenario is assigned the remaining 75%. This weighting scheme is deemed appropriate for the unbiased estimation of ECL in most circumstances. However, management may depart from this probability-based scenario weighting approach when the economic outlook is determined to be particularly uncertain and risks are elevated.
In light of ongoing risks, management deviated from this probability weighting in the fourth quarter of 2022, and assigned additional weight to outer scenarios.

64	HSBC Bank plc

Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts specifically for the purpose of calculating ECL.
Economic forecasts remain subject to a high degree of uncertainty. Upside and Downside scenarios are constructed so that they encompass the potential crystallisation of a number of key macro-financial risks.
At the end of 2022, risks to the economic outlook included the persistence of inflation and its consequences on monetary policy. Rapid changes to public policy also increased forecast uncertainty.
In Europe, risks relating to energy pricing and supply security remain significant. Geopolitical risks also remain significant and include the possibility of a prolonged and escalating Russia-Ukraine war, continued disagreements between the US and other countries with China over a range of economic and strategic issues, and the evolution of the UK’s relationship with the EU.
Economic forecasts for our main markets deteriorated in the fourth quarter as GDP growth slowed. In Europe high inflation and rising interest rates have reduced real household incomes and raised business costs, dampening consumption and investment and lowering growth expectations. The effects of higher interest rate expectations and lower growth are evident in asset price expectations, with house prices forecasts, in particular, significantly lower.
The scenarios used to calculate ECL in this Annual Report on Form 20-F are described below.
The consensus Central scenario
HSBC’s Central scenario reflects a low growth and higher inflation environment across many of our key markets. The scenario features an initial period of below-trend GDP growth in most of our main markets as higher inflation and tighter monetary policy causes a squeeze on business margins and households’ real disposable income. Growth returns to its long term expected trend in later years as central banks bring inflation back to target.
Our Central scenario assumes that inflation peaked in most of our key markets at the end of 2022 but remains high through 2023 before moderating as energy prices stabilise and supply chain disruptions abate. Central banks are expected to keep raising interest rates until midway through 2023. Inflation is forecast to revert to target in most markets, by early 2024.
Global GDP is expected to grow by 1.6% in 2023 in the Central scenario and the average rate of global GDP growth is 2.5% over the five-year forecast period. This is below the average growth rate over the five-year period prior to the onset of the pandemic.
The key features of our Central scenario are:
•Economic activity in European and North American markets continues to weaken. Most major economies are forecast to grow in 2023, but at very low rates. Hong Kong and mainland China are expected to see a recovery in economic activity from 2023 as Covid-19 related restrictions are lifted.
•In most markets, unemployment rises moderately from historic lows as economic activity slows. Labour markets remain fairly tight across our key markets.
•Inflation is expected to remain elevated across many of our key markets driven by energy and food prices. Inflation is subsequently expected to converge back towards central banks target rate over the next two years of the forecast.
•Policy interest rates in key markets will continue to rise in the near term but at a slower pace. Interest rates will stay elevated but start to ease as inflation returns to target.
•The West Texas Intermediate oil price is forecast to average $72 per barrel over the projection period.
The Central scenario was first created with forecasts available in November, and reviewed continuously until late December. Probability weights assigned to the Central scenario are 60% for UK and France.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Central scenario.

Central scenario 2023–2027
	UK	France
	%	%
GDP growth rate
2023: Annual average growth rate	(0.8)	0.2
2024: Annual average growth rate	1.3	1.6
2025: Annual average growth rate	1.7	1.5
5-year average	1.1	1.2
Unemployment rate
2023: Annual average rate	4.4	7.6
2024: Annual average rate	4.6	7.5
2025: Annual average rate	4.3	7.3
5-year average	4.3	7.3
House price growth
2023: Annual average growth rate	0.2	1.8
2024: Annual average growth rate	(3.8)	2.0
2025: Annual average growth rate	0.7	3.1
5-year average	0.4	2.8
Inflation rate
2023: Annual average rate	6.9	4.6
2024: Annual average rate	2.5	2.0
2025: Annual average rate	2.1	1.8
5-year average	3.1	2.4
Probability	60.0	60.0
The graphs compare the respective Central scenario at the year end 2021 with current economic expectations at the end of 2022.
GDP growth: Comparison
UK
Note: Real GDP shown as year-on-year percentage change.

HSBC Bank plc	65

Report of the Directors | Risk
France
Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It also incorporates a faster fall in the rate of inflation than incorporated in the Central scenario.
The scenario is consistent with a number of key upside risk themes. These include faster resolution of supply chain issues; a rapid conclusion to the Russia-Ukraine war; de-escalation of tensions between the US and China; relaxation of Covid-19 policies in Asia; and improved relations between the UK and the EU.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Upside scenario.

Consensus Upside scenario 'best outcome'
	UK		France
	%		%
GDP growth rate	4.4	(4Q24)	3.1	(1Q24)
Unemployment rate	3.5	(4Q23)	6.5	(4Q24)
House price growth	4.2	(1Q23)	3.7	(1Q23)
Inflation rate	0.7	(1Q24)	0.8	(4Q23)
Probability	5		5
Note: Extreme point in the consensus Upside is ‘best outcome’ in the scenario, for example the highest GDP growth and the lowest unemployment rate, in the first two years of the scenario. The date on which the extreme is reached is indicated in parenthesis. For inflation, lower inflation is interpreted as the ‘best’ outcome.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks.
High inflation and the tighter monetary policy response have become key concerns for global growth. In the downside scenarios, supply chain disruptions intensify, exacerbated by an escalation in the spread of Covid-19 and rising geopolitical tensions drive inflation higher.
There also remains a risk that energy and food prices rise further due to the Russia-Ukraine war, increasing pressure on household budgets and firms' costs.

The possibility of inflation expectations becoming detached from central bank targets also remains a risk. A wage-price spiral triggered by higher inflation and pandemic related labour supply shortages across could put sustained upward pressure on wages, aggravating cost pressures and the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates and ultimately, deep economic recession.
The risks relating to Covid-19 are centred on the emergence of a new variant with greater vaccine resistance that necessitates a stringent public health policy. In Asia, with the reopening of China in December, management of Covid-19 remains a key source of uncertainty, with the rapid spread of the virus posing a heightened risk of a new variant emerging.
The geopolitical environment also presents risks, including:
• a prolonged Russia-Ukraine war with escalation beyond Ukraine’s borders;
• the deterioration of the trading relationship between the UK and the EU over the Northern Ireland Protocol; and
• continued differences between the US and other countries with China, which could affect sentiment and restrict global economic activity.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is considerably weaker compared with the Central scenario. In this scenario, GDP growth weakens below the Central scenario, unemployment rates rise and asset prices fall.
The scenario features a temporary supply side shock that keeps inflation higher than the baseline, before the effects of weaker demand begin to dominate leading to a fall in commodity prices and to lower inflation.
The following table describes key macroeconomic variables and the probabilities assigned in the consensus Downside scenario.

Consensus Downside scenario 'worst outcome'
	UK		France
	%		%
GDP growth rate	(3.5)	(3Q23)	(1.4)	(3Q23)
Unemployment rate	5.8	(2Q24)	8.8	(4Q23)
House price growth	(10.1)	(2Q24)	(0.6)	(4Q23)
Inflation rate (min)	(0.4)	(4Q24)	0.3	(4Q24)
Inflation rate (max)	10.8	(1Q23)	7.2	(1Q23)
Probability	25		25
Note: Extreme point in the consensus Downside is ‘worst outcome’ in the scenario, for example lowest GDP growth and the highest unemployment rate, in the first two years of the scenario. The date on which the extreme is reached is indicated in parenthesis. Due to the nature of the shock to inflation in the downside scenarios, both the lowest and the highest point is shown in the tables.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management's view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including further escalation of the Russia-Ukraine war, worsening of supply chain disruptions and the emergence of a vaccine-resistant Covid-19 variant that necessitates a stringent public health policy response globally.
This scenario features an initial supply-side shock that pushes up inflation and interest rates higher. This impulse is expected to prove short lived as a large downside demand pressure causes commodity prices to correct sharply and global price inflation to fall as a severe and prolonged recession takes hold.

66	HSBC Bank plc

The following table describes key macroeconomic variables and the probabilities assigned in the Downside 2 scenario.

Downside 2 scenario 'worst outcome'
	UK		France
	%		%
GDP growth rate	(6.9)	(3Q23)	(6.8)	(4Q23)
Unemployment rate	8.7	(2Q24)	10.3	(4Q24)
House price growth	(22.9)	(2Q24)	(6.4)	(2Q24)
Inflation rate (min)	(2.3)	(2Q24)	(2.5)	(2Q24)
Inflation rate (max)	13.5	(2Q23)	10.4	(2Q23)
Probability	10		10
Note: Extreme point in the Downside 2 is ‘worst outcome’ in the scenario, for example lowest GDP growth and the highest unemployment rate, in the first two years of the scenario. The date on which the extreme is reached is indicated in parenthesis. Due to the nature of the shock to inflation in the downside scenarios, both the lowest and the highest point is shown in the tables.
Scenario weighting
In reviewing the economic conjuncture, the level of uncertainty and risk, management has considered both global and country-specific factors. This has led management to assign scenario probabilities that are tailored to its view of uncertainty in individual markets.
Key consideration around uncertainty attached to the Central scenario projections focused on:
• the progression of the Covid-19 pandemic in Asian countries and announcement of removal of Covid-19 measures and travel restrictions in mainland China and Hong Kong;
• further tightening of monetary policy and impact on borrowing costs in interest rate sensitive sectors, such as housing;
•the risks to gas supply security in Europe and subsequent impact on inflation and commodity prices and growth; and
•the ongoing risks to global supply chains.
In the UK, the surge in price inflation and a squeeze on household real incomes have led to strong monetary policy responses from central bank. Higher interest rates have increased recession risks and the prospects for outright decline in house prices.
The UK faces additional challenges from the rise in energy prices and accompanying deterioration in the terms of trade. For the UK, the consensus Upside and Central scenarios had a combined weighting of 65%.
In France, uncertainties around the outlook remain elevated due to high inflation and Europe’s exposure to the Russia-Ukraine war through the economic costs incurred from the imposition of sanctions, trade disruption and energy dependence on Russia. The consensus Upside and Central scenarios had a combined weighting of 65%.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in UK and France.
UK

France
Critical accounting estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates. The level of estimation uncertainty and judgement has remained elevated since 31 December 2021, including judgements relating to:
•the selection and weighting of economic scenarios, given rapidly changing economic conditions and a wide dispersion of economic forecasts. There is judgement in making assumptions about the effects of inflation and interest, global growth, supply chain disruption; and
•estimating the economic effects of those scenarios on ECL, particularly as the historical relationship between macroeconomic variables and defaults might not reflect the dynamics of current macroeconomic conditions.
How economic scenarios are reflected in ECL calculations
Models are used to reflect economic scenarios on ECL estimates. As described above, modelled assumptions and linkages based on historical information could not alone produce relevant information under the conditions experienced in 2022, and management judgemental adjustments were still required to support modelled outcomes.
We have developed globally consistent methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk.
These standard approaches are described below, followed by the management judgemental adjustments made, including those to reflect the circumstances experienced in 2022.
For our wholesale portfolios, a global methodology is used for the estimation of the term structure of probability of default (‘PD’) and loss given default (‘LGD’). For PDs, we consider the correlation of forward economic guidance to default rates for a particular industry in a country. For LGD calculations, we consider the correlation of forward economic guidance to collateral values and realisation rates for a particular country and industry. PDs and LGDs are estimated for the entire term structure of each instrument.
For impaired loans, LGD estimates take into account independent recovery valuations provided by external consultants where available or internal forecasts corresponding to anticipated economic conditions and individual company conditions. In estimating the ECL on impaired loans that are individually considered not to be significant, we incorporate forward economic guidance proportionate to the probability-weighted outcome and the Central scenario outcome of the performing population.
For our retail portfolios, the impact of economic scenarios on PD is modelled at a portfolio level. Historical relationships between observed default rates and macroeconomic variables are integrated into IFRS 9 ECL estimates by using economic response models. The impact of these scenarios on PD is modelled over a period equal to the remaining maturity of the underlying asset or assets. The impact on LGD is modelled for mortgage portfolios by forecasting future loan-to-value (‘LTV’) profiles for the remaining maturity of the asset by using national level forecasts of the house price index and applying the corresponding LGD expectation.

HSBC Bank plc	67

Report of the Directors | Risk
These models are based largely on historical observations and correlations with default rates. Management judgemental adjustments are described below.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are short-term increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model and data limitations and deficiencies, and expert credit judgement applied following management review and challenge.
This includes refining model inputs and outputs and using adjustments to ECL based on management judgement and higher-level quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for balances and ECL when determining whether or not a significant increase in credit risk has occurred and are attributed or allocated to a stage as appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 56). Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
Management judgemental adjustments made in estimating the scenario-weighted reported ECL at 31 December 2022 are set out in the following table.

Management judgemental adjustments to ECL at 31 December 2022[1]
	Retail	Wholesale	Total
	£m	£m	£m
Banks, sovereigns, government entities and low-risk counterparties	(16)	(2)	(18)
Corporate lending adjustments	—	(100)	(100)
Retail lending Inflation-related adjustments	8	—	8
Other macroeconomic-related adjustments	3	—	3
Pandemic-related economic recovery adjustments	—	—	—
Other retail lending adjustments	7	—	7
Total	2	(102)	(100)

Management judgemental adjustments to ECL at 31 December 2021
	Retail	Wholesale	Total
	£m	£m	£m
Low-risk counterparties (banks,sovereigns and government entities)	—	(4)	(4)
Corporate lending adjustments	—	31	31
Retail lending probability of default adjustments	—	—	—
Retail model default timing adjustments	—	—	—
Macroeconomic-related adjustments	17	—	17
Pandemic-related economic recovery adjustments	3	—	3
Other retail lending adjustments	—	—	—
Total	20	27	47
1 Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
Management judgemental adjustments at 31 December 2022 were a decrease to ECL of £102m for the wholesale portfolio and an increase to ECL of £2m for the retail portfolio.
During 2022, management judgemental adjustments reflected an evolving macroeconomic outlook and the relationship of the modelled ECL to this outlook and to late-breaking and sector-specific risks.
At 31 December 2022, wholesale management judgemental adjustments were an ECL decrease of £102m (31 December 2021: £27m increase).
•Adjustments relating to low credit-risk exposures decreased ECL by £2m at 31 December 2022 (31 December 2021: £4m decrease). The adjustments mainly relate to standard, monthly adjustments for bank and sovereign exposures secured by Export Credit Agency guarantees; the benefit from which is not recognised in the inbound data. The reduction in ECL for these exposures was mostly offset by a management overlay on a Russian Bank exposure due to sanctions. Total net adjustments are broadly flat in comparison to 31 December 2021.
•Adjustments to corporate exposures decreased ECL by £100m at 31 December 2022 (31 December 2021: £31m increase). The adjustments mainly relate to standard, monthly adjustments for corporate exposures secured by Export Credit Agency guarantees and government Covid-19 guarantees; the benefit from which is not recognised in the inbound data. The reduction in ECL for these exposures has been partially offset by management overlays to reflect increased risk on an individual exposure in France and increased risk on certain sub-sectors within France. In comparison to December 2021, the level of management overlay has significantly reduced as modelled results increasingly reflect the macroeconomic environment and portfolio risk, resulting in a net underlay rather than overlay.
At 31 December 2022, retail management judgemental adjustments were an ECL increase of £2m (31 December 2021: £20m increase).
•Retail lending inflation-related adjustments increased ECL by £8m (31 December 2021: nil). These adjustments addressed where increasing inflation and interest rates results in affordability risks which were not fully captured by the modelled output.
•Other macroeconomic-related adjustments increased ECL by £3m (31 December 2021: £17m increase). These adjustments were primarily in relation to country-specific risks related to future macroeconomic conditions.
•Banks, sovereigns, government entities and low-risk counterparties adjustments decreased ECL by £16m (31 December 2021: nil). These adjustments related to the re-alignment of PD between reporting and origination date for certain parts of the portfolio.
•Other retail lending adjustments increased ECL by £7m (31 December 2021: nil), reflecting all other data, model and management judgemental adjustments.
•Pandemic-related economic recovery adjustments were removed during 2022 as scenarios stabilised.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.

68	HSBC Bank plc

There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL and financial instruments related to defaulted (stage 3) obligors. It is generally impracticable to separate the effect of macroeconomic factors in individual assessments of obligors in default. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Therefore, the sensitivity analysis to macroeconomic scenarios does not capture the residual estimation risk arising from wholesale stage 3 exposures. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios including loans in all stages is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100% weighted results. These exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. Additionally, in both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risk profiles relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgmental adjustments, as appropriate to each scenario.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	UK	France
	£m	£m
ECL of loans and advances to customers at 31 December 2022
Reported ECL	84	94
Consensus scenarios
Central scenario	64	87
Upside scenario	51	77
Downside scenario	91	104
Downside 2 scenario	271	124
Gross carrying amount[2]	143,037	148,417

IFRS 9 ECL sensitivity to future economic conditions
	UK	France
	£m	£m
ECL of loans and advances to customers at 31 December 2021
Reported ECL	104	98
Consensus scenarios
Central scenario	90	89
Upside scenario	71	78
Downside scenario	109	120
Downside 2 scenario	189	138
Gross carrying amount[2]	142,450	120,955
1    ECL sensitivity includes off-balance sheet financial instruments that are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3 Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 77.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France[2]
	£m	£m
ECL of loans and advances to customers at 31 December 2022
Reported ECL	7	87
Consensus scenarios
Central scenario	6	86
Upside scenario	6	84
Downside scenario	7	88
Downside 2 scenario	12	92
Gross carrying amount	2,037	18,987

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France
	£m	£m
ECL of loans and advances to customers at 31 December 2021
Reported ECL	5	91
Consensus scenarios
Central scenario	4	91
Upside scenario	4	91
Downside scenario	5	92
Downside 2 scenario	10	93
Gross carrying amount	2,007	18,295
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    Includes balances and ECL which have been reclassified from ‘loans and advances to customers’ to ‘assets held for sale’ in the balance sheet. This also includes any balances and ECL which continue to be reported as personal lending in ‘loans and advances to customers’ that are in accordance with the basis of inclusion for Retail sensitivity analysis.

HSBC Bank plc	69

Report of the Directors | Risk
Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees. Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/probability of default (‘PD’) movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in ‘New financial assets originated or purchased’, ‘Assets derecognised (including final repayments)’ and ‘Changes to risk parameters – further lending/repayments’ represent the impact from volume movements within the group’s lending portfolio.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
Transfers of financial instruments	(14,449)	(26)	13,625	59	824	(33)	—	—	—	—
– transfers from stage 1 to stage 2	(25,027)	15	25,027	(15)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	10,847	(42)	(10,847)	42	—	—	—	—	—	—
– transfers to stage 3	(340)	2	(600)	35	940	(37)	—	—	—	—
– transfers from stage 3	71	(1)	45	(3)	(116)	4	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	29	—	(24)	—	(10)	—	—	—	(5)
New financial assets originated or purchased	47,763	(30)	—	—	—	—	—	—	47,763	(30)
Asset derecognised (including final repayments)	(27,882)	4	(2,625)	13	(442)	110	—	—	(30,949)	127
Changes to risk parameters – further lending/repayments	(9,969)	33	(8,645)	16	(261)	(20)	1	—	(18,874)	29
Changes to risk parameters – credit quality	—	32	—	(101)	—	(318)	—	2	—	(385)
Changes to model used for ECL calculation	—	4	—	10	—	—	—	—	—	14
Assets written off	—	—	—	—	(165)	165	—	—	(165)	165
Credit related modifications that resulted in derecognition	—	—	—	—	(1)	1	—	—	(1)	1
Foreign exchange	5,764	(3)	744	(11)	88	(34)	—	—	6,596	(48)
Others[2,3]	(12,468)	4	(2,511)	26	(286)	100	—	—	(15,265)	130
At 31 Dec 2022	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
ECL income statement change for the period		72		(86)		(238)		2		(250)
Recoveries										2
Others										28
Total ECL income statement change for the period										(220)

70	HSBC Bank plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	At 31 Dec 2022		12 months ended 31 Dec 2022
	Gross carrying/nominal amount	Allowance for ECL	ECL release/(charge)
	£m	£m	£m
As above	188,969	(1,233)	(220)
Other financial assets measured at amortised cost	269,755	(137)	(3)
Non-trading reverse purchase agreement commitments	33,684	—	—
Performance and other guarantees not considered for IFRS 9			6
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	492,408	(1,370)	(217)
Debt instruments measured at FVOCI	29,248	(24)	(5)
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,394)	(222)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2022, these amounted to £4bn and were classified as stage 1 with no ECL.
3    Total includes £21bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale and a corresponding allowance for ECL of £131m reflecting business disposals as disclosed in Note 34 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 175.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2021	184,715	(180)	31,726	(378)	3,352	(1,050)	40	(12)	219,833	(1,620)
Transfers of financial instruments:	5,245	(66)	(5,617)	90	372	(24)	—	—	—	—
– transfers from stage 1 to stage 2	(8,431)	14	8,431	(14)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	13,714	(78)	(13,714)	78	—	—	—	—	—	—
– transfers to stage 3	(93)	—	(401)	28	494	(28)	—	—	—	—
– transfers from stage 3	55	(2)	67	(2)	(122)	4	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	43	—	(22)	—	(5)	—	—	—	16
New financial assets originated or purchased	72,348	(55)	—	—	—	—	—	—	72,348	(55)
Asset derecognised (including final repayments)	(57,098)	6	(3,481)	32	(454)	95	(3)	2	(61,036)	135
Changes to risk parameters – further lending/repayments	(16,766)	76	(3,927)	62	(213)	40	(29)	2	(20,935)	180
Changes to risk parameters – credit quality	—	54	—	7	—	(176)	—	—	—	(115)
Changes to model used for ECL calculation	—	2	—	9	—	—	—	—	—	11
Assets written off	—	—	—	—	(152)	152	(5)	5	(157)	157
Credit related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(7,512)	2	(1,060)	10	(126)	46	(1)	1	(8,699)	59
Others[2]	(1,320)	—	(170)	2	—	(1)	—	—	(1,490)	1
At 31 Dec 2021	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
ECL Income statement change for the period		126		88		(46)		4		172
Recoveries										3
Others										(23)
Total ECL income statement change for the period										152

HSBC Bank plc	71

Report of the Directors | Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	At 31 Dec 2021		12 months ended 31 Dec 2021
	Gross carrying/ nominal amount	Allowance for ECL	ECL release /(charge)
	£m	£m	£m
As above	199,864	(1,231)	152
Other financial assets measured at amortised cost	202,137	(9)	(1)
Non-trading reverse purchase agreement commitments	30,005	—	—
Performance and other guarantees not considered for IFRS 9	0	0	18
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	432,006	(1,240)	169
Debt instruments measured at FVOCI	41,188	(19)	5
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,259)	174
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2021, these amounted to £(1)bn and were classified as stage 1 with no ECL.
Credit quality
Credit quality of financial instruments
(Audited)
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of the probability of default (‘PD’), whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition.
Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, though typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications provided below each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the table on page 57.

Distribution of financial instruments by credit quality at 31 December 2022
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
In-scope for IFRS 9
Loans and advances to customers held at amortised cost	27,997	19,618	19,612	4,263	2,227	73,717	(1,103)	72,614
– personal	2,019	2,928	858	103	105	6,013	(55)	5,958
– corporate and commercial	19,352	13,393	16,496	3,910	1,853	55,004	(937)	54,067
– non-bank financial institutions	6,626	3,297	2,258	250	269	12,700	(111)	12,589
Loans and advances to banks held at amortised cost	14,637	790	1,634	26	65	17,152	(43)	17,109
Cash and balances at central banks	131,379	—	55	—	—	131,434	(1)	131,433
Items in the course of collection from other banks	2,281	—	4	—	—	2,285	—	2,285
Reverse repurchase agreements – non-trading	43,777	7,953	2,219	—	—	53,949	—	53,949
Financial investments	3,028	—	220	—	—	3,248	—	3,248
Assets held for sale	19,419	1,598	1,773	124	291	23,205	(133)	23,072
Prepayments, accrued income and other assets	53,972	708	896	26	32	55,634	(3)	55,631
– endorsements and acceptances	208	4	25	—	6	243	—	243
– accrued income and other	53,764	704	871	26	26	55,391	(3)	55,388
Debt instruments measured at fair value through other comprehensive income[1]	28,248	2,471	626	105	—	31,450	(24)	31,426
Out-of-scope for IFRS 9
Trading assets	26,961	4,323	9,966	298	—	41,548	—	41,548
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	1,945	331	669	1	—	2,946	—	2,946
Derivatives	199,167	21,128	4,886	29	28	225,238	—	225,238
Assets held for sale	107	—	—	—	—	107	—	107
Total gross carrying amount on balance sheet	552,918	58,920	42,560	4,872	2,643	661,913	(1,307)	660,606

72	HSBC Bank plc

Distribution of financial instruments by credit quality at 31 December 2022 (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Percentage of total credit quality	84%	9%	6%	1%	—%	100%
Loans and other credit-related commitments	82,801	23,578	17,523	2,392	163	126,457	(67)	126,390
Loan and other credit related commitments for loans and advances to customers	48,627	23,501	17,422	2,390	163	92,103	(66)	92,037
Loan and other credit-related commitments for loans and advances to banks	34,174	77	101	2	—	34,354	(1)	34,353
Financial guarantees	2,924	1,171	995	153	84	5,327	(20)	5,307
In-scope: Irrevocable loan commitments and financial guarantees	85,725	24,749	18,518	2,545	247	131,784	(87)	131,697
Loans and other credit-related commitments	1,168	183	90	14	1	1,456	—	1,456
Performance and other guarantees	9,791	3,583	3,074	599	89	17,136	(18)	17,118
Out-of-scope: Revocable loan commitments and non-financial guarantees	10,959	3,766	3,164	613	90	18,592	(18)	18,574
1    For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

Distribution of financial instruments by credit quality at 31 December 2021 (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
In-scope for IFRS 9
Loans and advances to customers held at amortised cost	41,339	20,531	23,469	4,512	2,480	92,331	(1,154)	91,177
– personal	18,956	4,136	1,793	56	453	25,394	(163)	25,231
– corporate and commercial	16,533	13,867	19,597	4,305	1,785	56,087	(964)	55,123
– non-bank financial institutions	5,850	2,528	2,079	151	242	10,850	(27)	10,823
Loans and advances to banks held at amortised cost	8,649	320	1,815	5	—	10,789	(5)	10,784
Cash and balances at central banks	108,133	198	151	—	—	108,482	—	108,482
Items in the course of collection from other banks	343	—	3	—	—	346	—	346
Reverse repurchase agreements – non-trading	47,071	6,355	1,022	—	—	54,448	—	54,448
Financial investments	2	—	8	—	—	10	—	10
Assets held for sale	—	—	—	—	—	—	—	—
Prepayments, accrued income and other assets	36,558	666	1,574	11	42	38,851	(9)	38,842
– endorsements and acceptances	105	61	23	—	7	196	—	196
– accrued income and other	36,453	605	1,551	11	35	38,655	(9)	38,646
Debt instruments measured at fair value through other comprehensive income[1]	36,410	1,899	1,406	118	—	39,833	(19)	39,814
Out-of-scope for IFRS 9
Trading assets	28,110	5,331	8,985	350	—	42,776	—	42,776
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,246	304	2,644	3	—	5,197	—	5,197
Derivatives	111,471	25,487	4,054	207	2	141,221	—	141,221
Assets held for sale
Total gross carrying amount on balance sheet	420,332	61,091	45,131	5,206	2,524	534,284	(1,187)	533,097
Percentage of total credit quality	78.7%	11.4%	8.4%	1.0%	0.5%	100.0%
Loans and other credit-related commitments	71,741	21,860	20,018	1,874	202	115,695	(55)	115,640
Financial guarantees	8,412	1,088	1,245	210	99	11,054	(17)	11,037
In-scope: Irrevocable loan commitments and financial guarantees	80,153	22,948	21,263	2,084	301	126,749	(72)	126,677
Loans and other credit-related commitments	2,134	1,114	432	94	7	3,781	—	3,781
Performance and other guarantees	7,738	4,359	3,130	490	116	15,833	(31)	15,802
Out-of-scope: Revocable loan commitments and non-financial guarantees	9,872	5,473	3,562	584	123	19,614	(31)	19,583
1    For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Bank plc	73

Report of the Directors | Risk

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage distribution
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to customers at amortised cost	27,997	19,618	19,612	4,263	2,227	73,717	(1,103)	72,614
– stage 1	27,183	18,885	16,313	1,292	—	63,673	(51)	63,622
– stage 2	814	733	3,299	2,971	—	7,817	(145)	7,672
– stage 3	—	—	—	—	2,224	2,224	(907)	1,317
– POCI	—	—	—	—	3	3	—	3
Loans and advances to banks at amortised cost	14,637	790	1,634	26	65	17,152	(43)	17,109
– stage 1	14,502	565	1,605	1	—	16,673	(6)	16,667
– stage 2	135	225	29	25	—	414	(21)	393
– stage 3	—	—	—	—	65	65	(16)	49
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	253,856	10,259	5,167	150	323	269,755	(137)	269,618
– stage 1	253,577	9,893	4,272	28	—	267,770	(14)	267,756
– stage 2	279	366	895	122	—	1,662	(17)	1,645
– stage 3	—	—	—	—	323	323	(106)	217
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	82,801	23,578	17,523	2,392	163	126,457	(67)	126,390
– stage 1	79,931	21,530	14,570	963	—	116,994	(13)	116,981
– stage 2	2,870	2,048	2,953	1,429	—	9,300	(32)	9,268
– stage 3	—	—	—	—	163	163	(22)	141
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	2,924	1,171	995	153	84	5,327	(20)	5,307
– stage 1	2,895	1,058	727	35	—	4,715	(1)	4,714
– stage 2	29	113	268	118	—	528	(2)	526
– stage 3	—	—	—	—	84	84	(17)	67
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2022	382,215	55,416	44,931	6,984	2,862	492,408	(1,370)	491,038
Debt instruments at FVOCI[1]
– stage 1	28,047	2,384	547	—	—	30,978	(10)	30,968
– stage 2	201	87	79	105	—	472	(14)	458
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2022	28,248	2,471	626	105	—	31,450	(24)	31,426
1    For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

74	HSBC Bank plc

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage distribution (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to customers at amortised cost	41,339	20,531	23,469	4,512	2,480	92,331	(1,154)	91,177
– stage 1	40,831	19,376	19,077	1,446	—	80,730	(86)	80,644
– stage 2	508	1,155	4,392	3,066	—	9,121	(158)	8,963
– stage 3	—	—	—	—	2,478	2,478	(908)	1,570
– POCI	—	—	—	—	2	2	(2)	—
Loans and advances to banks at amortised cost	8,649	320	1,815	5	—	10,789	(5)	10,784
– stage 1	8,620	311	1,814	5	—	10,750	(4)	10,746
– stage 2	29	9	1	—	—	39	(1)	38
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	192,107	7,219	2,758	11	42	202,137	(9)	202,128
– stage 1	192,105	7,214	2,727	2	—	202,048	—	202,048
– stage 2	2	5	31	9	—	47	—	47
– stage 3	—	—	—	—	42	42	(9)	33
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	71,741	21,860	20,018	1,874	202	115,695	(55)	115,640
– stage 1	71,074	19,960	16,337	551	—	107,922	(25)	107,897
– stage 2	667	1,900	3,681	1,323	—	7,571	(22)	7,549
– stage 3	—	—	—	—	202	202	(8)	194
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	8,412	1,088	1,245	210	99	11,054	(17)	11,037
– stage 1	8,340	951	849	75	—	10,215	(3)	10,212
– stage 2	72	137	396	135	—	740	(7)	733
– stage 3	—	—	—	—	99	99	(7)	92
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2021	322,248	51,018	49,305	6,612	2,823	432,006	(1,240)	430,766
Debt instruments at FVOCI[1]
– stage 1	36,005	1,825	1,292	—	—	39,122	(10)	39,112
– stage 2	405	74	114	118	—	711	(9)	702
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2021	36,410	1,899	1,406	118	—	39,833	(19)	39,814

1    For the purposes of this disclosure gross carrying value is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying value of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.
Credit‑impaired loans
(Audited)
The group determines that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether:
•contractual payments of either principal or interest are past due for more than 90 days;
•there are other indications that the borrower is unlikely to pay such as that a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and
•the loan is otherwise considered to be in default. If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore, the definitions of credit-impaired and default are aligned as far as possible so that stage 3 represents all loans which are considered defaulted or otherwise credit-impaired.

HSBC Bank plc	75

Report of the Directors | Risk
Forbearance
The following table shows the gross carrying amounts of the group’s holdings of forborne loans and advances to customers by industry sector and by stages.
A summary of our current policies and practices for forbearance is set out in 'Credit risk management' on page 57.

Forborne loans and advances to customers at amortised costs by stage allocation
	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m
Gross carrying amount
Personal	—	29	32	—	61
– first lien residential mortgages	—	24	27	—	51
– other personal lending which is secured	—	3	4	—	7
– credit cards	—	1	—	—	1
– other personal lending which is unsecured	—	1	1	—	2
Wholesale	—	1,816	726	—	2,542
– corporate and commercial	—	1,804	722	—	2,526
– non-bank financial institutions	—	12	4	—	16
At 31 Dec 2022	—	1,845	758	—	2,603
Allowance for ECL
Personal	—	(2)	(4)	—	(6)
– first lien residential mortgages	—	(2)	(4)	—	(6)
– other personal lending which is secured	—	—	—	—	—
– credit cards	—	—	—	—	—
– other personal lending which is unsecured	—	—	—	—	—
Wholesale	—	(25)	(252)	—	(277)
– corporate and commercial	—	(24)	(252)	—	(276)
– non-bank financial institutions	—	(1)	—	—	(1)
At 31 Dec 2022	—	(27)	(256)	—	(283)

Gross carrying amount
Personal	—	—	132	—	132
– first lien residential mortgages	—	—	96	—	96
– other personal lending	—	—	36	—	36
Wholesale	49	192	706	2	949
– corporate and commercial	49	192	702	2	945
– non-bank financial institutions	—	—	4	—	4
At 31 Dec 2021[1]	49	192	838	2	1,081
Allowance for ECL
Personal	—	—	(15)	—	(15)
– first lien residential mortgages	—	—	(11)	—	(11)
– other personal lending	—	—	(4)	—	(4)
Wholesale	(1)	(5)	(218)	(2)	(226)
– corporate and commercial	(1)	(5)	(218)	(2)	(226)
– non-bank financial institutions	—	—	—	—	—
At 31 Dec 2021[1]	(1)	(5)	(233)	(2)	(241)
1    Forborne exposures and allowances for ECL at 31 December 2021 have not been restated and agreed with the policies and disclosures presented in the group’s registration statement on Form 20-F, as filed with the SEC on May 27, 2022 and as amended on July 8, 2022.
Following the adoption of the EBA ‘Guidelines on the application of definition of default’, retail and wholesale loans are identified as forborne and classified as either performing or non-performing when we modify the contractual terms due to financial difficulty of the borrower. At 31 December 2022, we reported £1,845m (31 December 2021: £241m) of performing forborne loans. The increase of £1,604m was mainly driven by the inclusion of non-payment-related concessions in the forbearance assessment since 1 January 2022.

76	HSBC Bank plc

Wholesale lending
This section provides further details on the countries and industries comprising wholesale loans and advances to customers and banks. Industry granularity is also provided by stage with geographical data presented for loans and advances to customers and banks, loans and other credit-related commitments and financial guarantees.

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	46,671	6,479	1,851	3	55,004	(40)	(123)	(774)	—	(937)
– agriculture, forestry and fishing	166	20	29	—	215	—	(1)	(12)	—	(13)
– mining and quarrying	943	1	—	—	944	(2)	—	—	—	(2)
– manufacture	9,963	1,228	317	2	11,510	(7)	(13)	(78)	—	(98)
– electricity, gas, steam and air-conditioning supply	1,838	165	78	—	2,081	(1)	(1)	(6)	—	(8)
– water supply, sewerage, waste management and remediation	208	6	5	—	219	—	—	(4)	—	(4)
– construction	571	107	47	—	725	(1)	(3)	(14)	—	(18)
– wholesale and retail trade, repair of motor vehicles and motorcycles	8,397	645	178	1	9,221	(4)	(6)	(114)	—	(124)
– transportation and storage	2,980	1,418	157	—	4,555	(6)	(13)	(56)	—	(75)
– accommodation and food	668	209	46	—	923	(2)	(5)	(11)	—	(18)
– publishing, audiovisual and broadcasting	3,292	90	36	—	3,418	(2)	(1)	(14)	—	(17)
– real estate	3,955	784	199	—	4,938	(5)	(16)	(124)	—	(145)
– professional, scientific and technical activities	2,568	564	211	—	3,343	(2)	(12)	(95)	—	(109)
– administrative and support services	8,177	957	312	—	9,446	(7)	(38)	(173)	—	(218)
– public administration and defence, compulsory social security	33	—	—	—	33	—	—	—	—	—
– education	30	4	3	—	37	—	—	(1)	—	(1)
– health and care	153	25	88	—	266	—	(1)	(49)	—	(50)
– arts, entertainment and recreation	86	70	5	—	161	—	(2)	(2)	—	(4)
– other services	1,330	38	76	—	1,444	(1)	—	(19)	—	(20)
– activities of households	3	—	—	—	3	—	—	—	—	—
– extra-territorial organisations and bodies activities	39	—	—	—	39	—	—	—	—	—
– government	1,255	137	64	—	1,456	—	—	(2)	—	(2)
– asset-backed securities	16	11	—	—	27	—	(11)	—	—	(11)
Non-bank financial institutions	11,709	723	268	—	12,700	(2)	(7)	(102)	—	(111)
Loans and advances to banks	16,673	414	65	—	17,152	(6)	(21)	(16)	—	(43)
At 31 Dec 2022	75,053	7,616	2,184	3	84,856	(48)	(151)	(892)	—	(1,091)
By country
UK	36,885	2,187	825	—	39,897	(15)	(47)	(309)	—	(371)
France	25,940	3,331	850	2	30,123	(16)	(67)	(435)	—	(518)
Germany	5,197	1,155	313	—	6,665	—	(21)	(107)	—	(128)
Other countries	7,031	943	196	1	8,171	(17)	(16)	(41)	—	(74)
At 31 Dec 2022	75,053	7,616	2,184	3	84,856	(48)	(151)	(892)	—	(1,091)

Total wholesale lending for loans and other credit-related commitments and financial guarantees[1] by stage distribution
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	63,605	8,012	239	—	71,856	(13)	(29)	(39)	—	(81)
Financial	56,080	1,707	2	—	57,789	(1)	(5)	—	—	(6)
At 31 Dec 2022	119,685	9,719	241	—	129,645	(14)	(34)	(39)	—	(87)
By geography
Europe	119,685	9,719	241	—	129,645	(14)	(34)	(39)	—	(87)
– of which: UK	29,090	3,665	59	—	32,814	(9)	(17)	(7)	—	(33)
– of which: France	75,886	2,796	38	—	78,720	(2)	(5)	(14)	—	(21)
– of which: Germany	10,748	2,749	100	—	13,597	(1)	(11)	—	—	(12)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

HSBC Bank plc	77

Report of the Directors | Risk

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	46,237	8,066	1,782	2	56,087	(58)	(137)	(767)	(2)	(964)
– agriculture, forestry and fishing	157	7	7	—	171	—	—	(5)	—	(5)
– mining and quarrying	1,207	86	58	—	1,351	(1)	(1)	(5)	—	(7)
– manufacture	7,327	1,624	281	2	9,234	(8)	(14)	(72)	(2)	(96)
– electricity, gas, steam and air- conditioning supply	2,891	49	30	—	2,970	(3)	(1)	(4)	—	(8)
– water supply, sewerage, waste management and remediation	215	—	4	—	219	—	—	(4)	—	(4)
– construction	641	116	97	—	854	(2)	(2)	(40)	—	(44)
– wholesale and retail trade, repair of motor vehicles and motorcycles	7,743	889	192	—	8,824	(4)	(8)	(132)	—	(144)
– transportation and storage	3,254	1,570	205	—	5,029	(9)	(20)	(56)	—	(85)
– accommodation and food	831	409	80	—	1,320	(4)	(10)	(20)	—	(34)
– publishing, audiovisual and broadcasting	2,390	81	50	—	2,521	(2)	(2)	(12)	—	(16)
– real estate	4,849	891	280	—	6,020	(9)	(32)	(159)	—	(200)
– professional, scientific and technical activities	2,522	669	221	—	3,412	(3)	(8)	(60)	—	(71)
– administrative and support services	8,765	1,204	178	—	10,147	(9)	(21)	(161)	—	(191)
– public administration and defence, compulsory social security	376	180	—	—	556	—	—	—	—	—
– education	22	5	3	—	30	—	(1)	(1)	—	(2)
– health and care	473	47	6	—	526	(1)	(4)	(5)	—	(10)
– arts, entertainment and recreation	104	116	5	—	225	—	(3)	(3)	—	(6)
– other services	1,427	66	85	—	1,578	(3)	(2)	(28)	—	(33)
– activities of households	—	2	—	—	2	—	—	—	—	—
– government	1,027	45	—	—	1,072	—	—	—	—	—
– asset-backed securities	16	10	—	—	26	—	(8)	—	—	(8)
Non-bank financial institutions	10,238	369	243	—	10,850	(6)	(5)	(16)	—	(27)
Loans and advances to banks	10,750	39	—	—	10,789	(4)	(1)	—	—	(5)
At 31 Dec 2021	67,225	8,474	2,025	2	77,726	(68)	(143)	(783)	(2)	(996)
By country
UK	27,765	3,001	832	—	31,598	(34)	(43)	(233)	—	(310)
France	29,287	3,492	572	1	33,352	(27)	(62)	(396)	(1)	(486)
Germany	4,628	1,175	328	—	6,131	—	(17)	(73)	—	(90)
Other countries	5,545	806	293	1	6,645	(7)	(21)	(81)	(1)	(110)
At 31 Dec 2021	67,225	8,474	2,025	2	77,726	(68)	(143)	(783)	(2)	(996)
.

Total wholesale lending for loans and other credit-related commitments and financial guarantees[1] by stage distribution (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	65,582	7,369	295	—	73,246	(22)	(27)	(15)	—	(64)
Financial	50,380	826	2	—	51,208	(5)	(2)	—	—	(7)
At 31 Dec 2021	115,962	8,195	297	—	124,454	(27)	(29)	(15)	—	(71)
By geography
Europe	115,962	8,195	297	—	124,454	(27)	(29)	(15)	—	(71)
– of which: UK	25,662	2,910	87	—	28,659	(16)	(11)	(3)	—	(30)
– of which: France	77,664	1,273	37	—	78,974	(3)	(3)	(4)	—	(10)
– of which: Germany	10,113	3,693	127	—	13,933	(4)	(8)	(1)	—	(13)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

78	HSBC Bank plc

Collateral and other credit enhancement
(Audited)
Although collateral can be an important mitigant of credit risk, it is the group’s practice to lend on the basis of the customer’s ability to meet their obligations out of cash flow resources rather than placing primary reliance on collateral and other credit risk enhancements. Depending on the customer’s standing and the type of product, facilities may be provided without any collateral or other credit enhancements. For other lending, a charge over collateral is obtained and considered in determining the credit decision and pricing. In the event of default, the group may utilise the collateral as a source of repayment.
Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk. Where there is sufficient collateral, an expected credit loss is not recognised. This is the case for reverse repos and for certain loans and advances to customers where the loan to value (‘LTV’) is very low.
Mitigants may include a charge on borrowers’ specific assets, such as real estate or financial instruments. Other credit risk mitigants include short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominantly borne by the policyholder. Additionally, risk may be managed by employing other types of collateral and credit risk enhancements, such as second charges, other liens and unsupported guarantees. Guarantees are normally taken from corporates and export credit agencies. Corporates would normally provide guarantees as part of a parent/subsidiary relationship and span a number of credit grades. The export credit agencies will normally be investment grade.
Certain credit mitigants are used strategically in portfolio management activities. While single name concentrations arise in portfolios managed by Global Banking and Commercial Banking, it is only in Global Banking that their size requires the use of portfolio level credit mitigants. Across Global Banking, risk limits and utilisations, maturity profiles and risk quality are monitored and managed proactively. This process is key to the setting of risk appetite for these larger, more complex, geographically distributed customer groups. While the principal form of risk management continues to be at the point of exposure origination, through the lending decision-making process, Global Banking also utilises loan sales and credit default swap (‘CDS’) hedges to manage concentrations and reduce risk. These transactions are the responsibility of a dedicated Global Banking portfolio management team. Hedging activity is carried out within agreed credit parameters, and is subject to market risk limits and a robust governance structure. Where applicable, CDSs are entered into directly with a central clearing house counterparty.
Otherwise our exposure to CDS protection providers is diversified among mainly banking counterparties with strong credit ratings.
CDS mitigants are held at portfolio level and are not included in the expected loss calculations. CDS mitigants are not reported in the following tables.
Collateral on loans and advances
The following tables include off-balance sheet loan commitments, primarily undrawn credit lines.
The collateral measured in the following tables consists of charges over cash and marketable financial instruments. The values in the tables represent the expected market value on an open market basis. No adjustment has been made to the collateral for any expected costs of recovery. Marketable securities are measured at their fair value.
Other types of collateral such as unsupported guarantees and floating charges over the assets of a customer’s business are not measured in the following tables. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are therefore assigned no value for disclosure purposes.
The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. When collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV figures use open market values with no adjustments. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 128.
Other corporate, commercial and financial (non-bank) loans and advances
Other corporate, commercial and financial (non-bank) loans are analysed separately in the following table, which focuses on the countries containing the majority of our loans and advances balances. For financing activities in other corporate and commercial lending, collateral value is not strongly correlated to principal repayment performance.
Collateral values are generally refreshed when an obligor’s general credit performance deteriorates and we have to assess the likely performance of secondary sources of repayment should it prove necessary to rely on them.

HSBC Bank plc	79

Report of the Directors | Risk

Wholesale lending – corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries by stage (excluding commercial real estate)
(Audited)
			of which:
	Total		UK		France		Germany
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	£m	%	£m	%	£m	%	£m	%
Stage 1
Not collateralised	117,166	—	46,080	—	53,960	—	11,577	—
Fully collateralised	10,444	0.1	6,300	0.1	2,146	—	809	—
LTV ratio:
– less than 50%	2,456	0.2	1,643	0.2	491	—	—	—
– 51% to 75%	3,321	0.1	2,161	—	1,050	—	—	—
– 76% to 90%	354	—	234	—	36	—	—	—
– 91% to 100%	4,313	—	2,262	—	569	—	809	—
Partially collateralised (A):	4,542	0.1	169	—	3,797	0.1	—	—
– collateral value on A	3,664		77		3,128		—
Total	132,152	—	52,549	—	59,903	—	12,386	—
Stage 2
Not collateralised	13,074	0.9	4,219	0.8	4,581	1.0	3,269	0.9
Fully collateralised	1,132	1.5	327	1.2	239	1.7	228	0.9
LTV ratio:
– less than 50%	515	1.7	224	0.4	122	0.8	—	—
– 51% to 75%	272	1.5	84	3.6	69	1.4	—	—
– 76% to 90%	4	—	2	—	1	—	—	—
– 91% to 100%	341	1.2	17	—	47	4.3	228	0.9
Partially collateralised (B):	509	1.4	23	—	472	1.5	—	—
– collateral value on B	426		13		405		—
Total	14,715	1.0	4,569	0.8	5,292	1.1	3,497	0.9
Stage 3
Not collateralised	1,795	40.3	673	31.2	668	57.9	348	28.7
Fully collateralised	80	26.3	10	10.0	12	33.3	24	29.2
LTV ratio:
– less than 50%	26	23.1	2	—	7	28.6	—	—
– 51% to 75%	6	33.3	3	33.3	2	50.0	—	—
– 76% to 90%	11	36.4	2	—	1	—	—	—
– 91% to 100%	37	21.6	3	—	2	50.0	24	29.2
Partially collateralised (C):	172	23.8	11	27.3	159	23.3	—	—
– collateral value on C	125		3		122		—
Total	2,047	38.4	694	30.8	839	51.0	372	28.8
POCI
Not collateralised	2	—	—	—	2	—	—	—
Fully collateralised	—	—	—	—	—	—	—	—
LTV ratio:
– less than 50%	—	—	—	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—	—	—
Partially collateralised (D):	—	—	—	—	—	—	—	—
– collateral value on D	—		—		—		—
Total	2	—	—	—	2	—	—	—
At 31 Dec 2022	148,916	0.7	57,812	0.5	66,036	0.8	16,255	0.9

80	HSBC Bank plc

Wholesale lending – corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries by stage (excluding commercial real estate) (continued)

(Audited)
			of which:
	Total		UK		France		Germany
	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage	Gross carrying/nominal amount	ECL coverage
	£m	%	£m	%	£m	%	£m	%
Stage 1
Not collateralised	109,435	0.1	40,298	0.1	52,583	—	11,479	—
Fully collateralised	10,399	0.1	6,133	0.1	2,221	0.1	708	—
LTV ratio:
– less than 50%	2,450	0.2	1,649	0.1	587	—	—	—
– 51% to 75%	3,543	0.1	2,124	0.0	989	0.1	—	—
– 76% to 90%	801	0.1	446	0.0	349	—	—	—
– 91% to 100%	3,605	—	1,914	—	296	—	708	—
Partially collateralised (A):	3,424	0.1	85	—	3,248	0.1	—	—
– collateral value on A	2,661		51		2,555		—
Total	123,258	0.1	46,516	0.1	58,052	—	12,187	—
Stage 2
Not collateralised	11,024	0.9	4,365	0.9	1,890	1.5	3,942	0.6
Fully collateralised	1,675	1.1	608	0.8	639.4	1.1	243	0.4
LTV ratio:
– less than 50%	689	1.7	217	1.4	350	1.1	—	—
– 51% to 75%	253	0.8	217	0.9	34	2.9	—	—
– 76% to 90%	271	0.4	165	0.0	106	0.9	—	—
– 91% to 100%	462	0.9	9	—	149	1.3	243	0.4
Partially collateralised (B):	1,573.2	0.9	4	0.0	1,567	0.9	—	—
– collateral value on B	1,408		3		1,404		—
Total	14,272	0.9	4,977	0.9	4,096.4	1.2	4,185	0.5
Stage 3
Not collateralised	1,598	37.2	669	25.1	378	86.0	393	17.8
Fully collateralised	148	16.2	77	7.8	10	50.0	24	16.7
LTV ratio:
– less than 50%	76	18.4	41	7.3	6	50.0	—	—
– 51% to 75%	22	13.6	19	10.5	2	50.0	—	—
– 76% to 90%	18	5.6	17	—	1	—	—	—
– 91% to 100%	32	15.6	—	—	1	100.0	24	16.7
Partially collateralised (C):	216	27.3	35	17.1	165	27.3	—	—
– collateral value on C	152		22		123		—
Total	1,962	34.6	781	23.0	553	67.8	417	17.7
POCI
Not collateralised	—	—	—	—	—	—	—	—
Fully collateralised	—	—	—	—	—	—	—	—
LTV ratio:
– less than 50%	—	—	—	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—	—	—
Partially collateralised (D):	2	100.0	—	—	2	100.0	—	—
– collateral value on D	2		—		2		—
Total	2	100.0	—	—	2	100.0	—	—
At 31 Dec 2021	139,494	0.6	52,274	0.5	62,703	0.7	16,789	0.6
.
Other credit risk exposures
In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below:
•Some securities issued by governments, banks and other financial institutions benefit from additional credit enhancement provided by government guarantees that cover the assets;
•Debt securities issued by banks and financial institutions include asset-backed securities ('ABSs') and similar instruments which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of credit default swap (‘CDS’) protection;

•Trading loan and advances mainly pledged against cash collaterals are posted to satisfy margin requirements. There is limited credit risk on trading loans and advances since in the event of default of the counterparty these would be set off against the related liability. Reverse repos and stock borrowings are by their nature collateralised.
Collateral accepted as security that the group is permitted to sell or repledge under these arrangements is described on page 159 of the financial statements.
•The group’s maximum exposure to credit risk includes financial guarantees and similar contracts granted; as well as loan and other credit-related commitments. Depending on the terms of the arrangement, we may use additional credit mitigation if a guarantee is called upon or a loan commitment is drawn and subsequently defaults.
For further information on these arrangements, see Note 30 on the financial statements.

HSBC Bank plc	81

Report of the Directors | Risk
Derivatives
We participate in transactions exposing us to counterparty credit risk. Counterparty credit risk is the risk of financial loss if the counterparty to a transaction defaults before satisfactorily settling it. It arises principally from over-the-counter (‘OTC’) derivatives and securities financing transactions and is calculated in both the trading and non-trading books. Transactions vary in value by reference to market factors such as interest rates, exchange rates or asset prices.
The counterparty risk from derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the fair value is known as the credit value adjustment (‘CVA’).
The International Swaps and Derivatives Association (‘ISDA’) master agreement is our preferred agreement for documenting derivatives activity. It is common, and our preferred practice, for the parties involved in a derivative transaction to execute a credit support annex (‘CSA’) in conjunction with the ISDA master agreement. Under a CSA, collateral is passed between the parties to mitigate the counterparty risk inherent in outstanding positions. The majority of our CSAs are with financial institutional clients.
We manage the counterparty exposure on our OTC derivative contracts by using collateral agreements with counterparties and netting agreements. Currently, we do not actively manage our general OTC derivative counterparty exposure in the credit markets, although we may manage individual exposures in certain circumstances.
We place strict policy restrictions on collateral types and as a consequence the types of collateral received and pledged are, by value, highly liquid and of a strong quality, being predominantly cash.
Where a collateral type is required to be approved outside the collateral policy, approval is required from a committee of senior representatives from Markets, Legal and Risk.
See Note 28 on the financial statements for details regarding legally enforceable right of offset in the event of counterparty default and collateral received in respect of derivatives.

Personal lending
This section provides further details on the countries and products comprising personal loans and advances to customers.
Further product granularity is also provided by stage, with geographical data presented for loans and advances to customers, loan and other credit-related commitments, and financial guarantees.

Total personal lending for loans and advances to customers at amortised costs by stage distribution
	Gross Carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
By portfolio
First lien residential mortgages	4,155	511	81	4,747	(7)	(7)	(22)	(36)
– of which: interest only (including offset)	878	53	30	961	—	(1)	(12)	(13)
– affordability including ARMs	353	6	—	359	(1)	(1)	—	(2)
Other personal lending	1,138	104	24	1,266	(2)	(8)	(9)	(19)
– guaranteed loans in respect of residential property	—	—	—	—	—	—	—	—
– Other personal lending which is secured	982	70	9	1,061	(1)	(4)	(2)	(7)
– credit cards	61	23	7	91	—	(2)	—	(2)
– Other personal lending which is unsecured	95	11	8	114	(1)	(2)	(7)	(10)
At 31 Dec 2022	5,293	615	105	6,013	(9)	(15)	(31)	(55)
By geography
UK1	3,090	482	13	3,585	(2)	(9)	(3)	(14)
France	50	3	36	89	—	—	(17)	(17)
Germany	163	32	—	195	—	—	—	—
Other countries	1,990	98	56	2,144	(7)	(6)	(11)	(24)
At 31 Dec 2022	5,293	615	105	6,013	(9)	(15)	(31)	(55)

Total personal lending for loans and other credit-related commitments and financial guarantees[2] by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK	875	11	2	888	—	—	—	—
France	637	32	3	672	—	—	—	—
Germany	155	57	—	212	—	—	—	—
Other countries	357	9	1	367	—	—	—	—
At 31 Dec 2022	2,024	109	6	2,139	—	—	—	—
1    Includes primarily first lien residential mortgages in Channel Islands and Isle of Man.
2    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

82	HSBC Bank plc

Total personal lending for loans and advances to customers at amortised costs by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
By portfolio
First lien residential mortgages	6,723	173	234	7,130	(11)	(5)	(65)	(81)
– of which: interest only (including offset)	3,134	115	94	3,343	(1)	(2)	(27)	(30)
– affordability including ARMs	451	2	6	459	(3)	—	(1)	(4)
Other personal lending	17,532	513	219	18,264	(11)	(11)	(60)	(82)
– guaranteed loans in respect of residential property	14,387	332	38	14,757	(5)	(2)	(1)	(8)
– Other personal lending which is secured	2,535	136	100	2,771	(3)	(4)	(24)	(31)
– credit cards	318	22	11	351	(1)	(2)	(1)	(4)
– Other personal lending which is unsecured	292	23	70	385	(2)	(3)	(34)	(39)
At 31 Dec 2021	24,255	686	453	25,394	(22)	(16)	(125)	(163)
By geography
UK1	3,543	88	49	3,680	(1)	(3)	(3)	(7)
France	18,500	497	239	19,236	(10)	(10)	(75)	(95)
Germany	161	47	—	208	—	—	—	—
Other countries	2,051	54	165	2,270	(11)	(3)	(47)	(61)
At 31 Dec 2021	24,255	686	453	25,394	(22)	(16)	(125)	(163)

Total personal lending for loans and other credit-related commitments and financial guarantees[2] by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK	586	3	2	591	—	—	—	—
France	1,076	20	2	1,098	—	—	—	—
Germany	136	85	—	221	—	—	—	—
Other countries	377	8	—	385	(1)	—	—	(1)
At 31 Dec 2021	2,175	116	4	2,295	(1)	—	—	(1)
1    Includes primarily first lien residential mortgages in Channel Islands and Isle of Man.
2    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
Collateral on loans and advances
The following table provides a quantification of the value of fixed charges we hold over specific assets where we have a history of enforcing, and are able to enforce, collateral in satisfying a debt in the event of the borrower failing to meet its contractual obligations, and where the collateral is cash or can be realised by sale in an established market.

The collateral valuation excludes any adjustment for obtaining and selling the collateral and in particular loans shown as collateralised or partially collateralised may also benefit from other forms of credit mitigants.

HSBC Bank plc	83

Report of the Directors | Risk

Personal lending: residential mortgage loans including loan commitments by level of collateral for key countries
(Audited)
			of which:
	Total		UK		France
	Gross exposure	ECL coverage	Gross exposure	ECL coverage	Gross exposure	ECL coverage
	£m	%	£m	%	£m	%
Stage 1
Fully collateralised	4,340	0.1	2,376	—	3	—
LTV ratio:
– less than 50%	2,199	0.1	1,255	—	3	—
– 51% to 60%	744	0.1	429	—	—	—
– 61% to 70%	738	0.3	420	0.2	—	—
– 71% to 80%	442	0.2	198	—	—	—
– 81% to 90%	202	—	63	—	—	—
– 91% to 100%	15	—	11	—	—	—
Partially collateralised (A):	50	—	11	—	—	—
LTV ratio:
– 101% to 110%	4	—	3	—	—	—
– 111% to 120%	3	—	1	—	—	—
– greater than 120%	43	—	7	—	—	—
– collateral value on A	10		6		—
Total	4,390	0.1	2,387	—	3	—
Stage 2
Fully collateralised	510	1.4	428	0.5	—	—
LTV ratio:
– less than 50%	203	1.5	151	0.7	—	—
– 51% to 60%	105	1.9	90	1.1	—	—
– 61% to 70%	91	1.1	83	—	—	—
– 71% to 80%	66	1.5	60	—	—	—
– 81% to 90%	39	—	38	—	—	—
– 91% to 100%	6	—	6	—	—	—
Partially collateralised (B):	1	—	1	—	—	—
LTV ratio:
– 101% to 110%	1	—	1	—	—	—
– 111% to 120%	—	—	—	—	—	—
– greater than 120%	—	—	—	—	—	—
– collateral value on B	1		1		—
Total	511	1.4	429	0.5	—	—
Stage 3
Fully collateralised	65	16.9	10	10.0	7	14.3
LTV ratio:
– less than 50%	46	13.0	9	11.1	—	—
– 51% to 60%	5	20.0	1	—	—	—
– 61% to 70%	9	22.2	—	—	6	—
– 71% to 80%	3	33.3	—	—	—	—
– 81% to 90%	1	—	—	—	—	—
– 91% to 100%	1	100.0	—	—	1	100.0
Partially collateralised (C):	16	68.8	—	—	16	62.5
LTV ratio:
– 101% to 110%	—	—	—	—	—	—
– 111% to 120%	—	—	—	—	—	—
– greater than 120%	16	68.8	—	—	16	62.5
– collateral value on C	—		—		—
Total	81	27.2	10	10.0	23	47.8
At 31 Dec 2022	4,982	0.7	2,826	0.1	26	42.3

84	HSBC Bank plc

Personal lending: residential mortgage loans including loan commitments by level of collateral for key countries (continued)
(Audited)
			of which:
	Total		UK		France
	Gross exposure	ECL coverage	Gross exposure	ECL coverage	Gross exposure	ECL coverage
	£m	%	£m	%	£m	%
Stage 1
Fully collateralised	6,915	0.2	2,789	—	2,088	—
LTV ratio:
– less than 50%	3,400	0.1	1,308	—	1,110	0.1
– 51% to 60%	1,274	0.2	540	—	431	—
– 61% to 70%	1,074	0.2	452	—	296	—
– 71% to 80%	776	0.3	358	—	177	—
– 81% to 90%	345	0.3	113	—	48	—
– 91% to 100%	46	—	18	—	26	—
Partially collateralised (A):	90	—	11	—	50	—
LTV ratio:
– 101% to 110%	18	—	2	—	12	—
– 111% to 120%	9	—	1	—	5	—
– greater than 120%	63	—	8	—	33	—
– collateral value on A	63		4		50
Total	7,005	0.2	2,800	—	2,138	—
Stage 2
Fully collateralised	169	3.0	46	—	83	1.2
LTV ratio:
– less than 50%	91	2.2	18	—	48	2.1
– 51% to 60%	25	4.0	6	—	13	—
– 61% to 70%	34	2.9	17	—	12	—
– 71% to 80%	15	6.7	5	—	7	—
– 81% to 90%	3	—	—	—	2	—
– 91% to 100%	1	—	—	—	1	—
Partially collateralised (B):	5	—	—	—	2	—
LTV ratio:
– 101% to 110%	1	—	—	—	—	—
– 111% to 120%	1	—	—	—	—	—
– greater than 120%	3	—	—	—	2	—
– collateral value on B	4		—		3
Total	174	2.9	46	—	85	1.2
Stage 3
Fully collateralised	204	24.5	9	11.1	62	21.0
LTV ratio:
– less than 50%	94	12.8	6	16.7	24	20.8
– 51% to 60%	31	19.4	3	—	8	25.0
– 61% to 70%	34	23.5	—	—	19	10.5
– 71% to 80%	13	38.5	—	—	3	33.3
– 81% to 90%	14	42.9	—	—	4	25.0
– 91% to 100%	18	72.2	—	—	4	50.0
Partially collateralised (C):	30	53.3	—	—	24	58.3
LTV ratio:
– 101% to 110%	2	50.0	—	—	2	50.0
– 111% to 120%	2	50.0	—	—	2	50.0
– greater than 120%	26	53.8	—	—	20	60.0
– collateral value on C	6		—		6
Total	234	28.2	9	11.1	86	31.4
At 31 Dec 2021	7,413	1.1	2,855	—	2,309	1.3

Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, as well as the risk to our earnings or capital due to structural and transactional foreign exchange exposures and changes in market interest rates, together with pension and insurance risk.
Treasury risk arises from changes to the respective resources and risk profiles driven by customer behaviour, management decisions or the external environment.
Approach and policy
(Audited)
Our objective in the management of treasury risk is to maintain appropriate levels of capital, liquidity, funding, foreign exchange and market risk to support our business strategy, and meet our regulatory and stress testing-related requirements.
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory requirements at all times.

HSBC Bank plc	85

Report of the Directors | Risk
Our policy is underpinned by our risk management framework. The risk management framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, structural and transactional foreign exchange risk, and interest rate risk in the banking book.
For further details, refer to our Pillar 3 Disclosures at 31 December 2022.
Treasury risk management
Key developments in 2022
•Our CET1 ratio decreased from 17.8% at 31 December 2021 to 16.8% at 31 December 2022. This included a 1.6 percentage point impact from the disposal of the retail banking operations in France and a 1.2 percentage point impact from RWA growth due to implementation of new regulations, increased volatility in the market and the impact of FX movements. Share issuance, profits and other movements added 1.8 percentage points to the ratio.
•The Group Board approved a new interest rate risk in the banking book (‘IRRBB’) strategy in September, with the objective of increasing our stabilisation of NII, with consideration given to any capital or other constraints, and then adopting a managed approach based on interest rates and outlook.
•We took steps to reduce the duration risk of our Treasury hold-to-collect-and-sell portfolio, which is accounted for at FVOCI primarily to reduce the capital impact from rising interest rates. This risk reduction lowered the hold-to-collect-and-sell stressed value at risk (‘SVaR’) exposure of this portfolio from 532m at the end of 2021 to 353m at the end of 2022.
•We implemented a new hold-to-collect business model to better reflect our management strategy to stabilise NII. This portfolio of High Quality Liquid Assets ('HQLA') will form a greater part of our liquid asset buffer going forward, as well as being a hedge to our structural interest rate risk.
•We enhanced the monitoring and forecasting of our capital positions as a result of the Russia-Ukraine war, although there were no material capital or liquidity direct impacts from the increased uncertainty on the forward economic outlook. There was also limited direct impact on our pension plans, as the most material plans had little or no direct investments in Russia or Ukraine.
•Work continued over 2022 to implement and improve de-risking strategies for our pension plans with a particular focus on asset de-risking in Germany. In light of the increased market volatility we have reviewed the investment strategies of our pension plans to ensure that they remain appropriate and the pension plans continue to cope with future volatility.
•The cost of living has continued to increase throughout Europe over 2022 and there are a number of pension risks arising from this issue. The main areas where this impacts pensions are across investment strategy, actuarial factors, pension increases and members' behaviours. We have worked with the fiduciaries of the pension plan to ensure impact to plans and members is understood and monitored.
•HBCE signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, for the sale of its retail banking business in France. The sale, which is subject to regulatory approvals, is anticipated to complete in the second half of 2023. The impact of classifying the disposal group as held for sale resulted in a 1.6 percentage point reduction in the group‘s CET1 ratio, which will be partly offset by the reduction in RWAs upon closing.
•The Group performed its inaugural resolvability self-assessment to meet the BoE requirements, which came into effect on 1 January 2022. This was incorporated into the BoE publication of their findings from the first assessment of the resolvability of the eight major UK firms as part of the Resolvability Assessment Framework.
Governance and structure
The Chief Risk Officer is the accountable risk steward for all treasury risks. The Chief Financial Officer is the risk owner for treasury risks with the exception of pension risk which is co-owned together with the regional heads of Performance & Reward.
Capital, liquidity, interest rate risk in the banking book and non-trading book foreign exchange risk are the responsibility of the Executive Committee and the Risk Committee. The Treasury function actively manages these risks on an on-going basis, supported by the Asset and Liability Management Committee (‘ALCO’), overseen by Treasury Risk Management and the Risk Management Meeting (‘RMM’).
Pension risk is overseen by the Pension Risk Management Meeting.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is supported by a global capital management framework. The framework sets out approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and leverage ratio. Our Internal Capital Adequacy Assessment process ('ICAAP') is an assessment of the group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, and interest rate risk in the banking book. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The ICAAP supports the determination of our capital risk appetite and target ratios, as well as enables the assessment and determination of capital requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
We aim to ensure that management has oversight of our liquidity and funding risks at group and entity level through robust governance, in line with our risk management framework. We manage liquidity and funding risk at an operating entity level in accordance with globally consistent policies, procedures and reporting standards. This ensures that obligations can be met in a timely manner, in the jurisdiction where they fall due.
Operating entities are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through our internal liquidity adequacy assessment process (‘ILAAP’), which ensures that operating entities have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the validation of risk tolerance and the setting of risk appetite. It also assesses the capability to manage liquidity and funding effectively. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the Group’s policies and controls.
Planning and performance
Capital and risk-weighted asset (‘RWA’) plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the ALCO on a monthly basis, and capital and RWAs are monitored and managed against the plan.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. Our strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified and in order to meet their

86	HSBC Bank plc

regulatory and economic capital needs. We evaluate and manage business returns by using a RoTE measure.
Funding and liquidity plans also form part of the financial resource plan that is approved by the Board. The Board-level appetite measures are the LCR and net stable funding ratio (‘NSFR’), together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. We closely monitor future regulatory changes and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1‘).
Regulatory developments
Our capital adequacy ratios have been affected by regulatory developments in 2022, including changes to internal-ratings based (’IRB’) modelling requirements and the UK’s implementation of the revisions to the Capital Requirements Regulation and Directive (’CRR II’). The PRA’s final rules on NSFR were implemented and have been reflected in disclosures since the first quarter of 2022.
With effect from 1 January 2023 IFRS 17 Insurance Contracts comes into force. We expect this to reduce the group’s CET1 ratio by 0.3 percentage points because we value our insurance subsidiaries under the equity method in our capital adequacy reporting. Also from the same date, the group will be subject to a binding minimum leverage ratio, set according to PRA rules.
Future changes to our ratios will occur with the implementation of Basel 3.1. The PRA published its consultation on the implementation of Basel 3.1 in the UK during the last quarter of 2022, with a proposed implementation date of 1 January 2025. The proposal includes five-year transitional provisions for certain elements of the reform.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a comprehensive programme to strengthen our processes, improve consistency and enhance controls across our prudential regulatory reporting, focussing on PRA requirements initially. We commissioned a number of independent external reviews, some at the request of our regulators, including one on our credit risk RWA reporting process, which concluded in December 2022. These reviews have so far resulted in improvements in the accuracy of reported RWAs and LCR in accordance with policies, which have been reflected in our year-end regulatory reported ratios. Our prudential regulatory reporting programme is being phased over a number of years, prioritising RWA, capital and liquidity reporting in the early stages of the programme. While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery planning
The group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, allocation of financial resources, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.

In addition to a range of internal stress tests, we are subject to supervisory stress testing in many jurisdictions. These include the programmes of the BoE, the EBA and the ECB. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and ILAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators feed into the setting of regulatory minimum ratios and buffers.
We maintain recovery plans for the group and material entities, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers. The recovery plan sets out the framework and governance arrangements to support restoring us to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-specific stress or systemic market-wide issues. Our material entities’ recovery plans provide detailed actions that management would consider taking in a stress scenario should their positions deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that entities can stabilise their financial position and recover from financial losses in a stress environment.
The group also has capabilities, resources and arrangements in place to address the unlikely event that we might not be recoverable and would therefore need to be resolved by regulators. We have contributed to the Group's inaugural resolvability assessment framework (‘RAF’) self-assessment during 2021 to meet the BoE’s requirements, which came into effect on 1 January 2022.
Overall, our recovery and resolution planning helps safeguard the Group’s financial and operational stability. The Group is committed to further developing its recovery and resolution capabilities, including in relation to the BoE’s resolvability assessment framework.
Measurement of interest rate risk in the banking book
Interest rate risk in the banking book is the risk of an adverse impact to earnings or capital due to changes in market interest rates. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are not held for trading intent or held to hedge positions held with trading intent. Interest rate risk that can be economically hedged may be transferred to the Markets Treasury business. Hedging is generally executed through interest rate derivatives or fixed-rate government bonds. Any interest rate risk that Markets Treasury cannot economically hedge is not transferred and will remain within the global business where the risks originate.
The following measures are used by Treasury to monitor and control interest rate risk in the banking book including:
•Net Interest Income ('NII') sensitivity;
•Economic Value of Equity ('EVE') Sensitivity; and
•Non-Trading Value at Risk ('VaR').
Net interest income sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected Net Interest Income (NII) under varying interest rate scenarios (simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level. HSBC Bank plc calculates both one-year and five-year NII sensitivities across a range of interest rate scenarios.
NII sensitivity figures represent the effect of pro forma movements in projected yield curves based on a static balance sheet size and structure. The exception to this is where the size of the balances or repricing is deemed interest rate sensitive, for example, early prepayment of mortgages. These sensitivity calculations do not incorporate actions that would be taken by Markets Treasury or in the business that originates the risk to mitigate the effect of interest rate movements.

HSBC Bank plc	87

Report of the Directors | Risk
The NII sensitivity calculations assume that interest rates of all maturities move by the same amount in the ‘up-shock’ scenario. The sensitivity calculations in the ‘down-shock’ scenarios reflect no floors to the shocked market rates.
However, customer product-specific interest rate floors are recognised where applicable.
Economic value of equity sensitivity
EVE represents the present value of the future banking book cash flows that could be distributed to equity holders under a managed run-off scenario. This equates to the current book value of equity plus the present value of future NII in this scenario. EVE can be used to assess the economic capital required to support interest rate risk in the banking book. An EVE sensitivity represents the expected movement in EVE due to pre-specified interest rate shocks, where all other economic variables are held constant. Operating entities are required to monitor EVE sensitivities as a percentage of capital resources.
Non-trading Value at Risk
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at FVOCI, debt instruments measured at amortised cost, and exposures arising from our insurance operations.
The following table summarises the main business areas where non-trading market risks reside, and the market risk measures used to monitor and limit exposures.

Risk types	Non-trading risk
•Interest rates •Credit spreads
Risk measure	Value at risk | Sensitivity | Stress testing
Non-trading portfolios
Value at risk of the non-trading portfolios
(Audited)
Non-trading VaR includes the interest rate risk in the banking book transferred to and managed by Markets Treasury and the exposures generated by the portfolio of HQLA held by Markets Treasury to meet liquidity requirements.
The non-trading VaR reduced materially during 2022 from £29.4m to end the year at £18.6m and was predominately driven by interest rate risk. The volatile market conditions driven by geopolitical events and concerns around high inflation led the Markets Treasury business to materially reduce the holdings of outright and asset swapped UK and US Government bonds. The rationale for the execution was to firstly protect the value of the Held to Collect and Sale portfolio and secondly to reduce the entities sensitivity to the increase of interest rates. There was a spike in the VaR during September due to a recalibration of the VaR model to incorporate the market volatility, however the Markets Treasury business took further action to reduce their Interest Rate sensitivity following change in the UK fiscal stance and increase in uncertainty leading the bond market to sell off sharply and bond yields rise to multi year highs. The daily levels of total non-trading VaR over the last year are set out in the graph below.

Daily VaR (non-trading portfolios), 99% 1 day (£m)

88	HSBC Bank plc

The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 1 day
(Audited)
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Balance at 31 Dec 2022	17.1	7.2	(5.6)	18.6
Average	26.3	6.7	(5.0)	28.0
Maximum	39.7	11.9	—	40.9
Minimum	16.3	4.2	—	17.8

Balance at 31 Dec 2021	28.7	9.0	(8.4)	29.4
Average	26.6	10.0	(5.6)	31.0
Maximum	34.6	12.7	—	37.8
Minimum	18.0	7.2	—	22.5
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2    The total VaR is non-additive across risk types due to diversification effect.
Other Risk
Non-trading book foreign exchange exposures are outlined below.
Structural foreign exchange exposures
Structural foreign exchange exposures represent net assets or capital investments in subsidiaries, branches, joint arrangement or associates, together with any associated hedges, the functional currencies of which are currencies other than pound sterling.
An entity’s functional currency is that of the primary economic environment in which the entity operates. We use the pound sterling as our presentation currency in our consolidated financial statements because sterling forms the major currency in which we transact and fund our business. Exchange rate differences on structural exposures are recognised in other comprehensive income (‘OCI’).
The structural foreign exchange exposures are managed within limits such that the capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates. We may hedge certain structural foreign exchange positions, either at entity level, or by relying on hedges held in other group entities, subject to approved limits.
Transaction foreign exchange exposures
Transactional foreign exchange risk arises primarily from day-to-day transactions in the banking book generating profit and loss or FVOCI reserves in a currency other than the reporting currency of the operating entity. Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and Securities Services and managed within limits with the exception of limited residual foreign exchange exposure arising from timing differences or for other reasons. Transactional foreign exchange exposure generated through OCI reserves is managed by the Markets Treasury business within agreed appetite.
Pension risk management processes
HSBC provides future pension benefits on a defined contribution basis from many of its European operations. However, there remain future defined benefit pensions provided in the region.
Pension plans are run by local fiduciaries in line with local legislative requirements. The largest pension plan is the HSBC Trinkaus & Burkhardt Pension Scheme which is regulated by the German Company Benefits Act (Gesetz zur Verbesserung der betrieblichen Altersversorgung – Betriebsrentengesetz – BetrAVG).
In defined contribution pension plans, the contributions that HSBC is required to make are known, while the ultimate pension benefit will vary, typically with investment returns achieved by investment choices made by the employee.
While the market risk to HSBC of defined contribution plans is low, it is still exposed to operational and reputational risk.
In defined benefit pension plans, the level of pension benefit is known. Therefore, the level of contributions required by HSBC will vary due to a number of risks, including:
•investments delivering a return below that required to provide the projected plan benefits;
•the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset values (both equity and debt);
•a change in either interest rates or inflation, causing an increase in the value of the plan liabilities; and
•plan members living longer than expected (known as
longevity risk).
Pension risk is assessed using an economic capital model that takes into account potential variations in these factors.
The impact of these variations on both pension assets and pension liabilities is assessed using a one-in-200-year stress test. Scenario analysis and other stress tests are also used to support pension risk management.
To fund the benefits associated with defined benefit plans, sponsoring group companies, and in some instances employees, make regular contributions in accordance with advice from actuaries and in consultation with the plan’s fiduciaries where relevant. These contributions are normally set to ensure that there are sufficient funds to meet the cost of the accruing benefits for the future service of active members. However, higher contributions are required when plan assets are considered insufficient to cover the existing pension liabilities. Contribution rates are typically revised annually or once every three years, depending on the plan.
The defined benefit plans invest contributions in a range of investments designed to limit the risk of assets failing to meet a plan’s liabilities. Any changes in expected returns from the investments may also change future contribution requirements. In pursuit of these long-term objectives, an overall target allocation of the defined benefit plan assets between asset classes is established. In addition, each permitted asset class has its own benchmarks, such as stock market or property valuation indices or liability characteristics. The benchmarks are reviewed at least once every three to five years and more frequently if required by local legislation or circumstances. The process generally involves an extensive asset and liability review.

HSBC Bank plc	89

Report of the Directors | Risk
Capital risk in 2022

Capital overview

Capital adequacy metrics
	At
	31 Dec	31 Dec
	2022	2021
Risk-weighted assets ('RWAs') (£m)
Credit risk	68,821	69,929
Counterparty credit risk	17,981	16,434
Market risk	15,822	9,828
Operational risk	11,547	10,512
Total RWAs	114,171	106,703
Capital on a transitional basis (£m)
Common equity tier 1 ('CET1') capital	19,184	18,963
Tier 1 capital	23,077	22,825
Total capital	36,187	33,992
Capital ratios on a transitional basis (%)
Common equity tier 1	16.8	17.8
Total tier 1	20.2	21.4
Total capital ratio	31.7	31.9
Leverage ratio (transitional) [2]
Tier 1 capital (£m)	23,077	22,825
Total leverage ratio exposure measure (£m)	417,587	536,518
Leverage ratio (%)	5.5	4.3
Leverage ratio (fully phased-in) [2]
Tier 1 capital (£m)	23,077	22,652
Total leverage ratio exposure measure (£m)	417,587	536,518
Leverage ratio (%)	5.5	4.2
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the table above are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’
We have adopted the regulatory transitional arrangements in
CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the table above. Without their application, our CET1 ratio would be 16.8%.
The IFRS 9 regulatory transitional arrangements allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The impact is defined as:
•the increase in loan loss allowances on day one of IFRS 9 adoption; and
•any subsequent increase in expected credit losses (‘ECL’) in the non-credit-impaired book thereafter.
Any add-back must be tax-effected and accompanied by a recalculation of exposure and RWAs. The impact is calculated separately for portfolios using the standardised (‘STD’) and internal ratings based (‘IRB’) approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses.
In the current period, the add-back to the capital base amounted to £24m under the STD approach with tax impacts of £5m which resulted in a net add-back of £19m.

Own funds

Own funds disclosure
(Audited)
		At
		31 Dec	31 Dec
		2022	2021
Ref*		£m	£m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves
1	Capital instruments and the related share premium accounts	1,217	797
	– ordinary shares	1,217	797
2	Retained earnings[1,2]	16,177	15,511
3	Accumulated other comprehensive income (and other reserves)[1,2]	4,010	2,931
5	Minority interests (amount allowed in consolidated CET1)	72	57
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend[3]	(1,459)	625
6	Common equity tier 1 capital before regulatory adjustments[2]	20,017	19,921
28	Total regulatory adjustments to common equity tier 1	(833)	(958)
29	Common equity tier 1 capital[2]	19,184	18,963
36	Additional tier 1 capital before regulatory adjustments	3,942	3,906
43	Total regulatory adjustments to additional tier 1 capital	(49)	(44)
44	Additional tier 1 capital	3,893	3,862
45	Tier 1 capital[2]	23,077	22,825
51	Tier 2 capital before regulatory adjustments	13,559	11,591
57	Total regulatory adjustments to tier 2 capital	(449)	(424)
58	Tier 2 capital	13,110	11,167
59	Total capital[2]	36,187	33,992
*    The references identify the lines prescribed in the European Banking Authority template, which are applicable and where there is a value.
1 These disclosures are based on updated rules implemented from 1 January 2022 including the PRA’s disclosure templates and instructions which came into force at that time. The presentation of comparatives has been amended only for CRR II grandfathered instruments to align to the updated template’s rows and instructions.
2 From 30 September 2022, investments in non-financial institution subsidiaries or participations have been measured on an equity accounting basis in compliance with UK regulatory requirements. Comparatives for prior periods have been represented on a consistent basis with the current year.
3 This row includes losses that have been recognised and deducted as they arose and were therefore not subject to an independent review.

90	HSBC Bank plc

At 31 December 2022, our common equity tier 1 ('CET1') capital ratio decreased to 16.8% from 17.8% at 31 December 2021. The key drivers of the fall in our CET1 ratio were:
•a 1.6 percentage point impact from the expected loss on reclassification of our retail banking operations in France to held for sale;
•a 1.2 percentage point impact from RWA growth due to implementation of new regulations and increased volatility in the market and due to impact of FX movement
Share issuance, profits and other movements added 1.8 percentage points to the CET1 ratio.
Throughout 2022, we complied with the PRA's regulatory capital adequacy requirements, including those relating to stress testing.

Risk-weighted assets

RWA movement by key driver

Total RWAs
£m
RWAs at 1 Jan 2022	106,703
Asset size	3,531
Asset quality	296
Model updates	(2,804)
Methodology and policy	(937)
Foreign exchange movement	7,382
Total RWA movement	7,468
RWAs at 31 Dec 2022	114,171
RWAs increased by £7.5bn during the year, including an increase of £7.4bn due to foreign currency translation differences.
Asset size
Asset size increased by £3.5bn driven by an increase in Market Risk RWA by £4.5bn mainly attributable to heightened market risk volatility, and an increase in transactional and structural foreign exchange exposure. This was partially offset by £0.7bn decrease in Credit Risk RWAs due to other balance sheet movements.
Asset quality
Credit Risk increased marginally by £0.3bn due to portfolio mix changes.
Model updates
The £2.8bn decrease in RWAs was mainly driven by the implementation of new models for retail credit risk and equity prices (in market risk).
Methodology and policy
The £0.9bn decrease in RWA is mainly driven by synthetic securitization and by risk parameter refinements, partially offset by increases due to implementation of CRR II rules.

Leverage ratio
Our leverage ratio is 5.5% at 31 December 2022, up from 4.2% at 31 December 2021. The improvement was primarily due to the exclusion of central bank claims and cash pooling netting following the implementation of the PRA UK leverage ratio framework from 1 January 2022 and a rise in tier 1 capital.

Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 31 December 2022 is published on our website, www.hsbc.com/investors.

Structural foreign exchange exposures
The group’s structural foreign currency exposure is represented by the net assets or capital investments in subsidiaries, branches, joint arrangements or associates, the functional currencies of which are currencies other than the sterling.
For our policies and procedures for managing structural foreign exchange exposures, see page 89 of the ‘Risk management’ section.

Net structural foreign exchange exposures
	2022	2021
	£m	£m
Currency of structural exposure
Euro	10,007	8,068
US Dollars	1,062	1,470
South African Rand	287	285
Israeli New Shekel	85	169
Others, each less than £150m	305	319
At 31 Dec	11,746	10,311

HSBC Bank plc	91

Report of the Directors | Risk
Liquidity and funding risk in 2022
Liquidity coverage ratio
The LCR aims to ensure that a bank has sufficient unencumbered HQLA to meet its liquidity needs in a 30-calendar-day liquidity stress scenario. HQLA consist of cash or assets that can be converted into cash at little or no loss of value in markets.
At 31 December 2022, all the group’s principal operating entities were within the LCR risk tolerance level established by the Board and applicable under the LFRF.
The following table displays the individual LCR levels for HSBC Bank plc's principal operating entities on the European Commission Delegated Regulation basis.

Operating entities’ LCRs[1,2,3]
	At
	31 Dec	31 Dec
	2022	2021
	%	%
HSBC Bank plc	143	142
HSBC Continental Europe	150	142
In addition to the regulatory metric, the group manages liquidity via 'internal liquidity metric', which is being used to monitor and manage liquidity risk via a low-point measure across a 270-day horizon, taking into account recovery capacity.
Net stable funding ratio
The Net Stable Funding Ratio (‘NSFR’) requires institutions to maintain sufficient stable funding relative to required stable funding, and reflects a bank’s long-term funding profile (funding with a term of more than a year).
At 31 December 2022, all the group’s principal operating entities were within the NSFR risk tolerance level established by the Board and applicable under the LFRF.

Operating entities’ NSFRs[1,2]
	At
	31 Dec	31 Dec
	2022	2021
	%	%
HSBC Bank plc	115	115
HSBC Continental Europe	140	130
Depositor concentration and term funding maturity concentration
The LCR and NSFR metrics assume a stressed outflow based on a portfolio of depositors within each depositor segment. To ensure the validity of these assumptions in the sense that the deposit base is sufficient diversified, the depositor concentration is monitored on an ongoing basis.
In addition to this, operating entities monitor the term funding maturity concentration metric to ensure they are not overly exposed to term funding concentration of wholesale market counterparts by the current maturity profile in any defined period.
Liquid assets of the group’s principal operating entities
The table below shows the unweighted liquidity value of assets categorised as liquid, which is used for the purposes of calculating the LCR metric. This reflects the stock of unencumbered liquid assets at the reporting date, using the regulatory definition of liquid assets.

Operating entities' liquid assets[1,2,3]
	At Estimated liquidity value	At Estimated liquidity value
	31 Dec 2022	31 Dec 2021
	£m	£m
HSBC Bank plc
Level 1	93,500	88,423
Level 2a	5,726	3,195
Level 2b	3,270	3,473
HSBC Continental Europe
Level 1	74,852	39,159
Level 2a	781	450
Level 2b	173	142

1 The LCR and NSFR ratios presented in this table are based on average value. The LCR is the average of the preceding 12 months. The NSFR is the average of preceding quarters. Prior period numbers have been restated for consistency.
2 In response to the requirement for an IPU in line with EU Capital Requirements Directive ('CRD V'), HBCE completed the change of control transactions for HSBC Germany ('HTDE') and HSBC Malta ('HBMT') on 30 November 2022. The average for LCR and NSFR includes the impact of inclusion of two entities for Nov-22 and Dec-22.
3 In December 2022, a strategic data enhancement was implemented which resulted in a reclassification of some securities. This reclassification drove a reduction in total High Quality Liquid Assets and corresponding LCR as of 31 December 2022. Prior period numbers have been restated for consistency.

92	HSBC Bank plc

Sources of funding
Our primary sources of funding are customer current accounts, repo and wholesale securities.
The following ‘Funding sources and uses’ table provides a consolidated view of how our balance sheet is funded, and should be read in light of the LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.
The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented at other balance sheet lines. In 2022, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets, cash and balances with central banks and financial investments, as required by the LFRF.

Funding sources and uses for the group
	2022	2021		2022	2021
	£m	£m		£m	£m
Sources			Uses
Customer accounts	215,948	205,241	Loans and advances to customers	72,614	91,177
Deposits by banks	20,836	32,188	Loans and advances to banks	17,109	10,784
Repurchase agreements – non-trading	32,901	27,259	Reverse repurchase agreements – non-trading	53,949	54,448
Debt securities in issue	7,268	9,428	Cash collateral, margin and settlement accounts	51,858	34,907
Cash collateral, margin and settlement accounts	60,385	37,076	Assets held for sale	21,214	9
Liabilities of disposal groups held for sale	24,711	—	Trading assets	79,878	83,706
Subordinated liabilities	14,528	12,488	– reverse repos	8,729	8,626
Financial liabilities designated at fair value	27,287	33,608	– stock borrowing	5,627	6,498
Liabilities under insurance contracts	19,987	22,264	– other trading assets	65,522	71,862
Trading liabilities	41,265	46,433	Financial investments	32,604	41,300
– repos	8,213	7,663	Cash and balances with central banks	131,433	108,482
– stock lending	1,773	1,637	Other balance sheet assets	256,694	171,798
– other trading liabilities	31,279	37,133	At 31 Dec	717,353	596,611
Total equity	24,016	23,715
Other balance sheet liabilities	228,221	146,911
At 31 Dec	717,353	596,611
Contingent liquidity risk arising from committed lending facilities
The group provides customers with committed facilities such as standby facilities to corporate customers and committed backstop lines to conduits sponsored by the group. All of the undrawn commitments provided to conduits or external customers are accounted for in the LCR and NSFR in line with the applicable regulations.
This ensures that under a stress scenario any additional outflow generated by increased utilisation of these committed facilities by either customers or the group’s sponsored conduits is appropriately reflected in our liquidity and funding position.
In relation to commitments to customers, the table below shows the level of undrawn commitments outstanding in terms of the five largest single facilities and the largest market sector.

The group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure
	2022	2021
	£bn	£bn
Commitments to conduits
Multi-seller conduits[1]
– total lines	3.7	4.2
– largest individual lines	0.2	0.2
Securities investment conduits – total lines	1.3	1.3
Commitments to customers
– five largest [2]	3.7	10.4
– largest market sector[3]	13.3	7.7
1    Exposures relate to the Regency multi-seller conduit. This vehicle provides funding to group customers by issuing debt secured by a diversified pool of customer-originated assets.
2    Represents the undrawn balance for the five largest committed liquidity facilities provided to customers, other than those facilities to conduits.
3    Represents the undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than those facilities to conduits.
Asset encumbrance and collateral management
An asset is defined as encumbered if it has been pledged as collateral against an existing liability and, as a result, is no longer available to the group to secure funding, satisfy collateral needs or be sold to reduce the funding requirement. Collateral is managed on an operating entity basis consistent with the approach to managing liquidity and funding. Available collateral held in an operating entity is managed as a single consistent collateral pool from which each operating entity will seek to optimise the use of the available collateral. The objective of this disclosure is to facilitate an understanding of available and unrestricted assets that could be used to support potential future funding and collateral needs. The disclosure is not designed to identify assets which would be available to meet the claims of creditors or to predict assets that would be available to creditors in the event of a resolution or bankruptcy.

HSBC Bank plc	93

Report of the Directors | Risk

Summary of assets available to support potential future funding and collateral needs (on- and off-balance sheet)
	2022	2021
	£m	£m
Total on-balance sheet assets at 31 Dec	717,353	596,611
Less:
– reverse repo/stock borrowing receivables and derivative assets	(293,543)	(207,513)
– other assets that cannot be pledged as collateral	(51,974)	(48,350)
Total on-balance sheet assets that can support funding and collateral needs at 31 Dec	371,836	340,748
Add: off-balance sheet assets
– fair value of collateral received in relation to reverse repo/stock borrowing/derivatives that is available to sell or repledge	180,233	202,794
Total assets that can support future funding and collateral needs	552,069	543,542
Less:
– on-balance sheet assets pledged	(98,124)	(93,513)
– re-pledging of off-balance sheet collateral received in relation to reverse repo/stock borrowing/derivatives	(136,777)	(151,378)
Assets available to support funding and collateral needs at 31 Dec	317,168	298,651

Market risk
Overview
Market risk is the risk that movements in market factors, including foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices will reduce the group’s income or the value of its portfolios.
Exposure to market risk is separated into two portfolios.
Trading portfolios comprise positions arising from market-making and warehousing of customer-derived positions.
Non-trading portfolios including Markets Treasury comprise positions that primarily arise from the interest rate management of the group’s retail and commercial banking assets and liabilities, financial investments designated as held-to-collect-and-sale (‘HTCS’), and exposures arising from the group’s insurance operations.
Key developments in 2022
There were no material changes to our policies and practices for the management of market risk in 2022.
Market risk governance
(Audited)
The following diagram summarises the main business areas where trading market risks reside, and the market risk measures used to monitor and limit exposures.

Risk types	Trading risk
•Foreign exchange and commodities •Interest rates •Credit spreads •Equities
Risk measure	Value at risk | Sensitivity | Stress testing
Where appropriate, we apply similar risk management policies and measurement techniques to trading portfolios. Our objective is to manage and control market risk exposures to optimise return on risk while maintaining a market profile consistent with our established risk appetite.
Market risk is managed and controlled through limits approved by the group Chief Risk Officer. These limits are allocated across business lines and to the group and its subsidiaries. The majority of HSBC’s total VaR and almost all trading VaR reside in GBM. Each major operating entity has an independent market risk management and control sub-function, which is responsible for measuring, monitoring and reporting market risk exposures against limits on a daily basis. The Traded Risk function enforces the controls around trading in permissible instruments approved for each site as well as following completion of the new product approval process. Traded Risk also restricts trading in the more complex derivative products to offices with appropriate levels of product expertise and robust control systems.

Market risk measures
Monitoring and limiting market risk exposures
Our objective is to manage and control market risk exposures while maintaining a market profile consistent with the group’s risk appetite.
We use a range of tools to monitor and limit market risk exposures including sensitivity analysis, VaR, and stress testing
Sensitivity analysis
Sensitivity analysis measures the impact of individual market factor movements on specific instruments or portfolios, including interest rates, foreign exchange rates, credit spreads and equity prices, such as the effect of a one basis point change in yield. We use sensitivity measures to monitor the market risk positions within each risk type. Sensitivity limits are set for portfolios, products and risk types, with the depth of the market being one of the principal factors in determining the level of limits set.
Value at risk
VaR is a technique that estimates the potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The use of VaR is integrated into market risk management and is calculated for all trading positions regardless of how the group capitalises those exposures. Where there is not an approved internal model, the group uses the appropriate local rules to capitalise exposures.
The VaR model for trading portfolios are predominantly based on historical simulation. The VaR is calculated at a 99% confidence level for a one-day holding period. Where we do not calculate VaR explicitly, we use alternative tools like Stress Testing.
The VaR models derive plausible future scenarios from past series of recorded market rates and prices, taking into account inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.
The historical simulation models used incorporates the following features:
•Historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities;
•Potential market movements utilised for VaR are calculated with reference to data from the past two years; and
•VaR measures are calculated to a 99% confidence level and use a one-day holding period.
The nature of the VaR models means that an increase in observed market volatility will most likely lead to an increase in VaR without any changes in the underlying positions.

94	HSBC Bank plc

VaR model limitations
Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
•the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
•the use of a holding period assumes that all positions can be liquidated or the risks offset during that period. This may not fully reflect the market risk arising at times of severe illiquidity, when the holding period may be insufficient to liquidate or hedge all positions fully;
•the use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence; and
•VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.
Risk not in VaR framework
Other basis risks which are not completely covered in VaR are complemented by our risk not in VaR (‘RNIV’) calculations, and are integrated into our capital framework.
Risk factors are reviewed on a regular basis and either incorporated directly in the VaR models, where possible, or quantified through the VaR-based RNIV approach or a stress test approach within the RNIV framework. The outcome of the VaR-based RNIV is included in the VaR calculation; a stressed VaR RNIV is also computed for the risk factors considered in the VaR-based RNIV approach.
Stress-type RNIVs include a deal contingent derivatives capital charge to capture risk for these transactions and a de-peg risk measure to capture risk to pegged and heavily managed currencies.
Stress testing
Stress testing is an important procedure that is integrated into our market risk management tool to evaluate the potential impact on portfolio values of more extreme, although plausible, events or movements in a set of financial variables. In such scenarios, losses can be much greater than those predicted by VaR modelling.
Stress testing is implemented at legal entity, regional and overall Group levels. A standard set of scenarios is utilised consistently across all regions within the HSBC Group. Scenarios are tailored to capture the relevant events or market movements at each level. The risk appetite around potential stress losses for the group is set and monitored against referral limits.
Market risk reverse stress tests are undertaken on the premise that there is a fixed loss. The stress testing process identifies which scenarios lead to this loss. The rationale behind the reverse stress test is to understand scenarios which are beyond normal business settings that could have contagion and systemic implications.
Stressed VaR and stress testing, together with reverse stress testing and the management of gap risk, provide management with insights regarding the ‘tail risk’ beyond VaR for which the group's appetite is limited.
Trading portfolios
Back-testing
We routinely validate the accuracy of our VaR models by back-testing the VaR metric against both actual and hypothetical profit and loss. Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue of intra-day transactions.

The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business.
The number of back-testing exceptions is used to gauge how well the models are performing. We consider enhanced internal monitoring of a VaR model if more than five profit exceptions or more than five loss exceptions occur in a 250-day period.
We back-test our VaR at set levels of our group entity hierarchy.
Defined benefit pension plans
Market risk also arises within the Bank’s defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows. Refer to the Pension risk management processes section on page 89 for additional information.

Market risk in 2022
The volatility in financial markets was elevated in 2022 driven by high inflation and the geopolitical risk around Ukraine. During the first half of the year, Russia-Ukraine war led supply chain disruptions increasing energy and food prices. The Zero-Covid policy in China added to the supply chain disruptions. Central Banks around the world (both from Developed and Emerging markets) aggressively started raising policy rates to tame the surging inflation. The US and Europe imposed multiple sanctions on Russia leading to large sell off of the Russian assets. The global equity markets sold off and IPO dried off. The fixed income prices fell responding to increasing rates. The USD index rallied with JPY, EUR and GBP depreciating. The Credit market sold off with new issuances drying up. European markets also underperformed as Russia retaliated by cutting of gas supply to Europe. US and European governments aggressively intervened in the energy market by releasing Oil from strategic reserve driving Oil prices down. Supply chain disruption also eased leading to Inflation coming down in second half of 2022. However, volatility in financial markets remained elevated particularly in the UK as the cost of living crisis intensified. In addition, a change in the UK fiscal stance in late September 2022 led to the pound sterling reaching record lows and to significant turmoil in the market for long-dated UK government bonds, which was exacerbated by rapid deleveraging of liability-driven investment funds used by pension schemes.

Trading portfolios
Value at risk of the trading portfolios
(Audited)
The Trading VaR predominantly resides within Market Securities Services where it was £31.2m as at 31 December 2022, compared with £19m at 31 December 2021. The Total Trading VaR peaked at £60m in September owing to the sensitivity of the trading book to interest rate moves, coupled with a large volatility in the rates market. When the central banks started to intervene beginning of Q4, the market volatility started to ease; as a result, the Trading VaR decreased and remained fairly stable over the last three months of the year, ranging between £31.2m and £38.15m.

HSBC Bank plc	95

Report of the Directors | Risk

Daily VaR (trading portfolios), 99% 1 day (£m)
.
The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
(Audited)
	Foreign exchange ('FX') and commodity	Interest rate ('IR')	Equity ('EQ')	Credit Spread ('CS')	Portfolio Diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Balance at 31 Dec 2022	7.5	26.4	13.6	8.6	(24.9)	31.2
Average	10.0	15.3	11.7	13.0	(22.8)	27.2
Maximum	21.5	49.2	17.1	22.9	—	60.0
Minimum	3.3	8.2	6.8	7.0	—	14.2

Balance at 31 Dec 2021	4.5	10.0	10.5	14.9	(20.9)	19.0
Average	7.1	12.8	10.2	12.6	(20.4)	22.3
Maximum	19.3	26.7	14.9	16.7	—	31.9
Minimum	3.7	9.3	6.3	9.2	—	17.3
1    Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2    The total VaR is non-additive across risk types due to diversification effect and it includes VaR RNIV.
Back-testing
HSBC Bank plc experienced 11 back testing exceptions against the Hypothetical P&L and 9 back testing exceptions against the Actual P&L. The hypothetical back testing exceptions were driven by losses from defensive positioning in rates, equity, credit and FX exposures on days when markets rallied.
In addition, there were two actual back testing exceptions driven by one off changes in reserves (such as month end adjustment) and two actual back testing exceptions driven by losses from the unwinding of a large trade.

Climate Risk
Overview
Climate risks have the potential to cause both financial and non-financial impacts for HSBC Bank plc. Financial impacts could materialise, for example, through greater transactional losses and/or increased capital requirements. Non-financial impacts could materialise if our own assets or operations are impacted by extreme weather or chronic changes in weather patterns, or as a result of business decisions to help achieve the HSBC Group’s climate ambition.
We remain aligned to the HSBC Group climate ambition to align HSBC Group’s own operations and supply chain to net zero by
2030, and the financed emissions from the HSBC Group’s portfolio of customers to net zero by 2050. The HSBC Group announced in March 2022 that it intends to publish a climate transition plan in 2023, and committed to a science-aligned phase-down of fossil fuel finance, and a review of its wider financing and investment policies critical to achieving net zero by 2050. This follows the HSBC Group’s thermal coal phase out policy, which was announced in 2021.
Key developments in 2022
•HSBC Bank plc's risk appetite statement is approved by the Board and includes the measures we intend to take to enable the delivery of our climate ambition and meet our commitments.
•Through our dedicated climate risk programme, we have continued to embed climate considerations throughout the firm, including updating the scope of our programme to cover all risk types, expanding the scope of climate related training and developing new climate risk metrics to monitor and manage exposures as well as publishing a new greenwashing risk management framework.
•We have enhanced and expanded the use of a client Transition Engagement Questionnaire to better understand our exposure to the highest transition risk sectors and we continue to engage with our customers to understand and support their transition away from high carbon activities.

96	HSBC Bank plc

Governance and structure
The group's Board takes overall responsibility for our ESG strategy, overseeing executive management in developing the approach, execution and associated reporting.
We continue to aim to deepen our understanding of the drivers of climate risk as well as aim to manage our exposure. A dedicated Climate Risk Oversight Forum is responsible for shaping and overseeing our approach and providing support in managing climate risk.
The group's Risk Management Meeting and Risk Committee receive regular updates on our climate risk profile and progress of our climate risk programme.
Key risk management processes
We are integrating climate risk into the policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time. We continue to enhance our climate risk scoring tool, which will enable us to assess our customers’ exposures to climate risk.

Resilience Risk
Overview
Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates and counterparties as a result of sustained and significant operational disruption. Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Key developments in 2022
The Operational and Resilience Risk sub-function seeks to provide robust Risk Steward oversight of the management of risk by our businesses, functions and legal entities. This includes effective and timely independent challenge and expert advice. During the year, we carried out a number of initiatives to seek to keep pace with geopolitical, regulatory and technology changes and to strengthen the management of resilience risk:
•We focus on understanding of our risk and control environment, by updating our risk taxonomy and control libraries, and refreshing risk and control assessments.
•We implemented heightened monitoring and reporting of cyber, third party, business continuity and payment/sanctions risks resulting from the Russia-Ukraine war and enhanced controls and key processes where needed.
•We provide analysis and reporting of non-financial risks providing easy to access risk and control information and metrics that enable management to focus on non-financial risks in their decision-making and appetite setting.
•We aimed to further strengthen our non-financial risk governance and senior leadership and improved our coverage and Risk Steward oversight, for data privacy and change execution.
Governance and structure
The Operational and Resilience Risk target operating model provides a globally consistent approach, which allows us to define a group view across resilience risks, strengthening our risk management oversight while operating effectively as part of a simplified non-financial risk structure. We view resilience risk across nine sub-risk types related to: failure to manage third parties; technology and cybersecurity; transaction processing; failure to protect people and places from physical malevolent acts; business interruption and incident risk; data risk; change execution risk; building unavailability; and workplace safety.
Risk appetite and key escalations for resilience risk are reported to our Risk Management Meeting (chaired by the HSBC Bank plc Chief Risk Officer) and to our Risk Committee.

Key risk management process
Operational resilience is our ability to anticipate, prevent, adapt, respond to, recover and learn from operational disruption while minimising customer and market impact. Resilience is determined by assessing whether we are able to continue to provide our most important services, within an agreed level. This is achieved via day-to-day oversight, periodic and ongoing assurance, such as deep dive review and controls testing, which may result in challenges being raised to the business by Risk Stewards. Further challenge is also raised in the form of quarterly Risk Steward opinion papers to formal governance. We accept we will not be able to prevent all disruption but we prioritise investment to continually improve the response and recovery strategies for our most important business services.
Business operations continuity
We continue to monitor the situation in Russia and Ukraine, and remain ready to take measures to help ensure business continuity, should the situation require. There has been no significant impact to our services in nearby markets where the group operates. Publications from the UK Government, EU Commission and the National Grid, amongst others, advised on potential plans for power cuts and energy restrictions across the UK and Continental Europe during the winter period. In light of potential disruption, businesses and functions in these markets are reviewing existing plans and responses to minimise the impact.

Regulatory compliance risk
Overview
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct and breaching related financial services regulatory standards. Regulatory compliance risk arises from the failure to observe relevant laws, codes, rules and regulations and can manifest itself in poor market or customer outcomes and lead to fines, penalties and reputational damage to our business.
Key developments in 2022
The dedicated programme to embed our updated purpose-led conduct approach has concluded. Work to map applicable regulations to our risks and controls continues in 2023 alongside adoption of new tooling to support enterprise-wide horizon scanning for new regulatory obligations and to manage our regulatory reporting inventories. Climate risk has been integrated into regulatory compliance policies and processes, with enhancements being made to the Product Governance Framework and controls in order to ensure the effective consideration of Climate, and in particular Greenwashing, risks.
A major change initiative that begun in 2022 was the introduction of the UK Consumer Duty (which will begin to be implemented in July 2023) and measures resulting from ongoing thematic reviews into the workings of the retail, small to medium enterprises (‘SME’) and wholesale banking sectors and the provision of financial advice to consumers in the UK particularly. A number of the issues arising from this work have been exacerbated by the cost of living crisis affecting the UK and the EU, and we may see further regulatory intervention as a result, in particular to protect vulnerable customers.
Governance and structure
The structure of the Compliance function is substantively unchanged and the Group Regulatory Conduct capability and Group Financial Crime capability both continue to work closely with the regional Chief Compliance Officers and their respective teams to help them identify and manage regulatory and financial crime compliance risks across the Group. They also work together and with all relevant stakeholders to ensure we achieve good conduct outcomes and provide enterprise-wide support on the Compliance risk agenda in collaboration with the Group’s Risk function.

HSBC Bank plc	97

Report of the Directors | Risk
Key risk management processes
The Europe Regulatory Conduct function is engaged in setting policies, standards and risk appetite to guide the management of regulatory compliance. It also devises clear frameworks and support processes to mitigate regulatory compliance risks. The capability provides oversight, review and challenge to the Country Chief Compliance Officers and their teams to help them identify, assess and mitigate regulatory compliance risks, where required. The regulatory compliance risk policies are regularly reviewed. Policies and procedures require the prompt identification and escalation of any actual or potential regulatory breach. Relevant reportable events are escalated to the HSBC Bank plc RMM and to the Group Risk Committee, as appropriate.
Conduct of business
Our conduct approach aims to guide us to do the right thing and to focus on the impact we have on our customers and the financial markets in which we operate. It complements our purpose and values and – together with more formal policies and the tools we have to do our jobs – provides a clear path to achieving our purpose and delivering our strategy. For further information on our Purpose-led Conduct Approach, see www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct
Regulators and governments
We proactively engage with regulators and governments to facilitate strong relationships through virtual and in-person meetings and by responding to consultations individually and jointly via industry bodies.

Financial crime risk
Overview
Financial crime risk is the risk that HSBC’s products and services will be exploited for criminal activity. This includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing. Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Key developments in 2022
We regularly review the effectiveness of our financial crime risk management framework, which includes consideration of the complex and dynamic nature of sanctions compliance risk. In 2022, we adapted our policies, procedures and controls to respond to the unprecedented volume and diverse set of sanctions and trade restrictions imposed against Russia following its invasion of Ukraine.
We also continued to make progress with several key financial crime risk management initiatives, including:
• We enhanced our screening and non-screening controls to aid the identification of potential sanctions risk related to Russia, as well as risk arising from export control restrictions.
• We deployed a key component of our intelligence-led, dynamic risk assessment capabilities for customer account monitoring in our Non-Ring Fenced Bank for CMB and in our Jersey market for domestic customers in retail and wholesale, while building toward other markets in Europe. Global Social Network Analysis was deployed in December for correspondent banking in the UK, bringing a broader, more holistic review of potential financial crime risk.
• We reconfigured our transaction screening capability in readiness for the global change to payment systems formatting under ISO20022 requirements, and enhanced transaction screening capabilities by implementing automated alert discounting.
• We strengthened the first party lending fraud framework, reviewed and published an updated fraud policy and associated control library, and continued to develop fraud detection tools.

Governance and Structure
The structure of the Financial Crime function remained substantively unchanged in 2022, although we continued to review the effectiveness of our governance framework to manage financial crime risk. The Regional Head of Financial Crime and HSBC Bank plc Money Laundering Reporting Officer continues to report to the EMEA Head of Compliance, while the HSBC Bank plc Risk Management Meeting retains oversight of matters relating to money laundering, fraud, bribery and corruption, tax evasion, sanctions and export control breaches, terrorist financing and proliferation financing.
Key risk management processes
We will not tolerate knowingly conducting business with individuals or entities believed to be engaged in criminal activity. We require everybody in HSBC to play their role in maintaining effective systems and controls to prevent and detect financial crime. Where we believe we have identified suspected criminal activity or vulnerabilities in our control framework, we will take appropriate mitigating action.
We manage financial crime risk because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate, as well as the integrity of the financial system on which we all rely. We operate in a highly regulated industry in which these same policy goals are codified in law and regulation. We are committed to complying with the law and regulation of all the markets in which we operate in HSBC Bank plc and applying a consistently high financial crime standard. In cases where material differences exist between the law and regulation of these markets, our policy adopts the highest standard while acknowledging the primacy of local law.
We continue to assess the effectiveness of our end-to-end financial crime risk management framework, and invest in enhancing our operational control capabilities and technology solutions to deter and detect criminal activity. We have simplified our framework by streamlining and de-duplicating policy requirements. We also strengthened our financial crime risk taxonomy and control libraries and our investigative and monitoring capabilities through technology deployments. We developed more targeted metrics, and have also enhanced our governance and reporting.
We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk, protecting the integrity of the financial system and the communities we serve. We participate in numerous public-private partnerships and information-sharing initiatives around the Europe region, including holding leadership positions in many. In 2022, our focus remained on measures to improve information sharing, including typologies of financial crime and highlighting key tools in the fight against it. Within the European Police agency, Europol, we maintained a presence, and lent our expertise to working groups, as well as advocacy teams focused on how financial crime risk management frameworks can deliver more effective outcomes in detecting and deterring criminal activity, including tackling evolving criminal behaviour such as fraud. We continued our engagement in the Joint Money Laundering Intelligence Task Force in the UK, particularly on sanctions matters.
ESG disclosures
We have continued our efforts to combat financial crime and reduce its impact on our organisation, customers and the communities that we serve. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing.
We are committed to acting with integrity and have built a strong financial crime risk management framework across all global businesses and all countries and territories in which we operate. The financial crime risk framework, which is overseen by the HSBC Bank plc Board, is supported by our financial crime policies that are designed to enable adherence to applicable laws and regulations globally.

98	HSBC Bank plc

Annual mandatory training is provided to all colleagues, with additional targeted training tailored to certain individuals. We carry out regular risk assessments, identifying where we need to respond to evolving financial crime threats, as well as monitor and test our financial crime risk management programme.
We continue to invest in new technology, including through the deployment of a capability to monitor correspondent banking activity, the enhancements to our fraud monitoring capability and our trade screening controls, and the application of machine learning to improve the accuracy and timeliness of our detection capabilities. We are confident our adoption of these new technologies will continue to enhance our ability to respond quickly to unusual activity and be more granular in our risk assessments. This will help us to protect our customers, shareholders, staff, the communities in which we operate and the integrity of the financial system on which we all rely, while providing actionable information to government authorities through our reporting.
Our anti-bribery and corruption policy
Our global AB&C policy requires that all activity must be: conducted without intent to bribe or corrupt; reasonable and transparent; considered to not be lavish nor disproportionate to the professional relationship; appropriately documented with business rationale; and authorised at an appropriate level of seniority. There were no concluded, nor live active, legal cases regarding bribery or corruption brought against HSBC or its employees in 2022. Our global AB&C policy requires that we identify and mitigate the risk of our customers and third parties committing bribery or corruption. We utilise anti-money laundering controls, including customer due diligence and transaction monitoring, to identify and mitigate the risk that our customers are involved in bribery or corruption. We perform a bribery risk assessment on all third parties, and impose risk-based controls on the third parties that expose us to bribery or corruption risk.

Skilled Person & Independent Consultant
In August 2022, the Board of Governors of the Federal Reserve System terminated its 2012 cease-and-desist order, with immediate effect. This order was the final remaining regulatory enforcement action that HSBC had entered into in 2012. In June 2021, the UK Financial Conduct Authority had already determined that no further Skilled Person work was required under section 166 of the Financial Services and Markets Act. The Group Risk Committee retains oversight of matters relating to financial crime, including any remaining remedial activity not yet completed as part of previous recommendations.
In December 2022, the 3-year DPA our Swiss private bank entered into with the DOJ was dismissed. This dismissal confirms that our Swiss private bank complied in all material terms with the DPA obligations by establishing or enhancing the relevant governance, controls, training and internal assurance reviews and allows the private banking business in Switzerland to move forward while maintaining the robust control environment put in place to combat tax evasion in the future.

Model risk
Overview
Model risk is the risk of inappropriate or incorrect business decisions arising from the use of models that have been inadequately designed, implemented or used, or from models that do not perform in line with expectations and predictions.
Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Key developments in 2022
We managed the risks related to the Russia-Ukraine war and broader macroeconomic and geopolitical uncertainties, as well as the continued risks resulting from the Covid-19 pandemic and other key risks described in this section.
In addition, we enhanced our risk management in the following areas:
•In response to regulatory capital charges, we redeveloped, validated and submitted to the PRA and ECB our models for the internal ratings-based (‘IRB’) approach for credit risk, internal model method (‘IMM’) for counterparty credit risk and internal model approach (‘IMA’) for market risk. These new models have been built to enhanced standards using improved data as a result of investment in processes and systems. We have continued to improve our risk governance decision making, particularly regarding the governance of treasury risk to ensure senior executives have appropriate oversight and visibility of macroeconomic trends around inflation and interest rates.
•We redeveloped and validated models impacted by changes to alternative rate setting mechanisms due to the Ibor transition.
•We embedded the changes made to our control framework for our financial reporting processes to address the control weaknesses that emerged as a result of significant increases in adjustments and overlays that were applied to compensate for the impact of the Covid-19 pandemic on models.
•Our businesses and functions continue to be more involved in the development and management of models, and hiring colleagues who have strong model risk skills. They also put an enhanced focus on key model risk drivers such as data quality and model methodology.
•We enhanced the reporting that supports the model risk appetite measures, to support our businesses and functions in managing model risk more efficiently.
•We continued to support businesses in the programme of work related to climate risk and models using advanced analytics and machine learning, which have become critical areas of focus that will grow in importance in 2023 and beyond. We also added further qualified specialist skills to the model risk teams to manage the increased model risk in these areas.
•We continued the transformation of the Model Risk Management team, with further enhancements to the independent model validation processes, including new systems and working practices. Key senior hires were made during the year to lead the business areas and regions to strengthen oversight and expertise within the function.
Governance and structure
The group's Model Risk Committee is chaired by our Chief Risk Officer and provides oversight of model risk. The committee includes senior leaders and risk owners across the lines of business and Risk and focuses on model-related concerns and key model risk metrics.
Key risk management processes
We use a variety of modelling approaches, including regression, simulation, sampling, machine learning and judgmental scorecards for a range of business applications. These activities include customer selection, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting. HSBC Bank plc responsibility for managing model risk is delegated from the group's RMM to the group's Model Risk Committee, which is chaired by the group's Chief Risk Officer. This committee regularly reviews our model risk management policies and procedures, and requires the first line of defence to demonstrate comprehensive and effective controls based on a library of model risk controls provided by Model Risk Management.
Model Risk Management also reports on model risk to senior management on a regular basis through the use of risk management information, risk appetite metrics and top and emerging risks.
We regularly review the effectiveness of these processes, including the model oversight committee structure, to help ensure appropriate understanding and ownership of model risk is embedded in the businesses and functions.

HSBC Bank plc	99

Report of the Directors | Risk

Insurance manufacturing operations risk Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate and equity, credit risks and insurance underwriting risks. These have a direct impact on the financial results and capital positions of the insurance operations. Liquidity risk, whilst significant in other parts of the bank, is relatively minor for our insurance operations.
HSBC’s insurance business
We sell insurance products through a range of channels including our branches, insurance salesforces, direct channels and third-party distributors. The majority of sales are through an integrated bancassurance model that provides insurance products principally for customers with whom we have a banking relationship, although the proportion of sales though digital is increasing.
The insurance products we manufacture, the majority of sales are of savings, universal life and protection contracts.
We choose to manufacture these insurance products in HSBC subsidiaries based on an assessment of operational scale and risk appetite. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit and investment income within the Group.
Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a small number of leading external insurance companies in order to provide insurance products to our customers. These arrangements are generally structured with our exclusive strategic partners and earn the group a combination of commissions, fees and a share of profits. We distribute insurance products in all of our geographical regions.
Insurance products are sold through all global businesses, but predominantly by WPB and CMB through our branches and direct channels.
Insurance manufacturing operations risk management
Key developments in 2022
The insurance manufacturing subsidiaries follow the Group’s risk management framework. In addition, there are specific policies and practices relating to the risk management of insurance contracts. There has been continued market volatility observed over 2022 across interest rates, equity markets and foreign exchange rates. This has been predominantly driven by geopolitical factors and wider inflationary concerns.
One area of key risk management focus over 2022 was the implementation of the new accounting standard, IFRS17 Insurance Contracts. Given the fundamental nature of the impact of the accounting standard on insurance accounting, this presents additional financial reporting and model risks for the Bank.
Governance
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the bank’s risk appetite and risk management framework, including the three lines of defence model. For details on the governance framework, see page 33. The Group Insurance Risk Management Meeting oversees the control framework globally and is accountable to the WPB Risk Management Meeting on risk matters relating to the insurance business.
The monitoring of the risks within the insurance operations is carried out by Insurance Risk teams. The Bank’s risk stewardship functions support the Insurance Risk teams in their respective areas of expertise.
Stress and scenario testing
Stress testing forms a key part of the risk management framework for the insurance business. We participate in local and Group-wide regulatory stress tests, including, as may be required from time to time, the Bank of England stress test of the banking system, HSBC's Group Internal Stresses, and individual country insurance regulatory stress tests. The results of these stress tests and the adequacy of management action plans to mitigate these risks are considered in the HSBC Bank plc ICAAP and the entities’ regulatory Own Risk and Solvency Assessments ('ORSAs').
Management and mitigation of key risk types
Market risk
All our insurance manufacturing subsidiaries have market risk mandates and limits that specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk that they may retain. They manage market risk by using, among others, some or all of the techniques listed below, depending on the nature of the contracts written:
•We are able to adjust bonus rates to manage the liabilities to policyholders for products with discretionary participating features (‘DPF’). The effect is that a significant portion of the market risk is borne by the policyholder.
•We use asset and liability matching where asset portfolios are structured to support projected liability cash flows. The Group manages its assets using an approach that considers asset quality, diversification, cash flow matching, liquidity, volatility and target investment return. We use models to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how best to structure asset holdings to support liabilities.
•We use derivatives to protect against adverse market movements.
•We design new products to mitigate market risk, such as changing the investment return sharing portion between policyholders and the shareholder.
Credit risk
Our insurance manufacturing subsidiaries also have credit risk mandates and limits within which they are permitted to operate, which consider the credit risk exposure, quality and performance of their investment portfolios. Our assessment of the creditworthiness of issuers and counterparties is based primarily upon internationally recognised credit ratings and other publicly available information.
Stress testing is performed on investment credit exposures using credit spread sensitivities and default probabilities.
We use a number of tools to manage and monitor credit risk. These include a credit report containing a watch-list of investments with current credit concerns, primarily investments that may be at risk of future impairment or where high concentrations to counterparties are present in the investment portfolio. Sensitivities to credit spread risk are assessed and monitored regularly.
Capital and liquidity risk
Capital risk for our insurance manufacturing subsidiaries is assessed in the group’s ICAAP based on their financial capacity to support the risks to which they are exposed. Capital adequacy is assessed on both the group’s economic capital basis, and the relevant local insurance regulatory basis.
Risk appetite buffers are set to ensure that the operations are able to remain solvent, allowing for business-as-usual volatility and extreme but plausible stress events. In certain cases, entities use reinsurance to manage capital risk. Liquidity risk is relatively minor for the insurance business. It is managed by cash flow matching and maintaining sufficient cash resources, investing in high credit-quality investments with deep and liquid markets, monitoring investment concentrations and restricting them where appropriate, and establishing committed contingency borrowing facilities.
Insurance manufacturing subsidiaries complete quarterly liquidity risk reports and an annual review of the liquidity risks to which they are exposed.

100	HSBC Bank plc

Insurance underwriting risk
Our insurance manufacturing subsidiaries primarily use the following frameworks and processes to manage and mitigate insurance underwriting risks:
•a formal approval process for launching new products or making changes to products;
•a product pricing and profitability framework which requires initial and ongoing assessment of the adequacy of premiums charged on new insurance contracts to meet the risks associated with them;
•a framework for customer underwriting;

•reinsurance which cedes risks to third party reinsurers to keep risks within risk appetite thresholds to third party reinsurer thereby limiting our exposure; and
•oversight of expense and reserving risks by entity Financial Reporting Committees.

Insurance manufacturing operations risk in 2022
Measurement
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	With DPF	Unit- linked	Other contracts[1]	Shareholder assets and liabilities	Total
	£m	£m	£m	£m	£m
Financial assets	17,029	2,888	191	2,593	22,701
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,171	2,880	80	1,033	13,164
– derivatives	232	—	—	11	243
– financial investments – at amortised cost	298	—	—	20	318
– financial investments – at fair value through other comprehensive income	6,332	—	107	1,452	7,891
– other financial assets[2]	996	8	4	77	1,085
Reinsurance assets	—	40	112	—	152
PVIF[3]	—	—	—	1,076	1,076
Other assets and investment properties	725	1	1	68	795
Total assets at 31 Dec 2022	17,754	2,929	304	3,737	24,724
Liabilities under investment contracts designated at fair value	—	948	—	—	948
Liabilities under insurance contracts	17,624	2,062	301	—	19,987
Deferred tax[4]	129	5	—	106	240
Other liabilities	—	—	—	1,796	1,796
Total liabilities at 31 Dec 2022	17,753	3,015	301	1,902	22,971
Total equity at 31 Dec 2022	—	—	—	1,753	1,753
Total liabilities and equity at 31 Dec 2022	17,753	3,015	301	3,655	24,724

Financial assets	19,384	2,924	254	2,704	25,266
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,876	2,859	89	1,236	14,060
– derivatives	47	—	—	1	48
– financial investments – at amortised cost	815	—	—	42	857
– financial investments – at fair value through other comprehensive income	7,490	—	104	1,327	8,921
– other financial assets[2]	1,156	65	61	98	1,380
Reinsurance assets	—	53	104	—	157
PVIF[3]	—	—	—	811	811
Other assets and investment properties	748	1	—	59	808
Total assets at 31 Dec 2021	20,132	2,978	358	3,574	27,042
Liabilities under investment contracts designated at fair value	—	1,031	—	—	1,031
Liabilities under insurance contracts	19,998	1,938	328	—	22,264
Deferred tax[4]	133	6	—	46	185
Other liabilities	—	—	—	2,003	2,003
Total liabilities at 31 Dec 2021	20,131	2,975	328	2,049	25,483
Total equity at 31 Dec 2021	—	—	—	1,559	1,559
Total liabilities and equity at 31 Dec 2021	20,131	2,975	328	3,608	27,042
1    ‘Other contracts’ includes term assurance and credit life insurance.
2    Comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
3    Present value of in-force long-term insurance business.
4    'Deferred tax’ includes the deferred tax liabilities arising on recognition of PVIF.

HSBC Bank plc	101

Report of the Directors | Risk
Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting the bank’s capital or profit. Market factors include interest rates, equity and growth assets and foreign exchange rates. Lapse risk exposure on products with premium financing has increased over the year as rising interest rates have led to an increase in the cost of financing for customers.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are investment contracts with discretionary participating features (‘DPF’) issued in France. These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which discretionary bonuses are added if allowed by the overall performance of the funds. These funds are primarily invested in fixed interest assets with a proportion allocated to other asset classes, to provide customers with the potential for enhanced returns.
DPF products expose the bank to the risk of variation in asset returns, which will impact our participation in the investment performance. In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by the bank. Amounts are held against the cost of such guarantees. The cost of such guarantees is accounted for as a deduction from the present value of in-force 'PVIF' asset, unless the cost of such guarantees is already explicitly allowed for within the insurance contracts liabilities. The table below shows the total reserve held for the cost of guarantees, the range of investment returns on assets supporting these products and the implied investment return that would enable the business to meet the guarantees. The cost of guarantees decreased to £100m (2021: £299m) primarily due to increases in interest rates and unfavourable equity performances in France. For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains as fees earned are related to the market value of the linked assets.

Financial return guarantees
(Audited)
	2022			2021
	Investment returns implied by guarantee	Long-term investment returns on relevant portfolios	Cost of guarantees	Investment returns implied by guarantee	Long-term investment returns on relevant portfolios	Cost of guarantees
	%	%	£m	%	%	£m
Capital	—	1.6 - 2.0	18	—	0.8 - 2.0	127
Nominal annual return	2.6	2.0	49	2.6	2.2	92
Nominal annual return	4.5	2.0	33	4.5	2.2	80
At 31 Dec			100			299

Sensitivities
The following table illustrates the effects of selected interest rate and equity price scenarios on our profit for the year and the total equity of our insurance manufacturing subsidiaries.
Where appropriate, the effects of the sensitivity tests on profit after tax and equity incorporate the impact of the stress on the PVIF. Due in part to the impact of the cost of guarantees and hedging strategies which may be in place, the relationship between the profit and total equity and the risk factors is non-linear. Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress.
For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside.
The sensitivities are stated before allowance for management actions which may mitigate the effect of changes in the market environment. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates. The differences between the impacts on profit after tax and equity are driven by the changes in value of the bonds measured at FVOCI, which are only accounted for in equity.

Sensitivity of the group’s insurance manufacturing subsidiaries to market risk factors
(Audited)
	2022		2021
	Effect on profit after tax	Effect on total equity	Effect on profit after tax	Effect on total equity
	£m	£m	£m	£m
+100 basis point parallel shift in yield curves	34	12	119	96
-100 basis point parallel shift in yield curves	(48)	(22)	(229)	(203)
10% increase in equity prices	65	65	46	46
10% decrease in equity prices	(66)	(66)	(49)	(49)

Credit risk
(Audited)
Description and exposure
Credit risk is the risk of financial loss if a customer or counterparty fails to meet their obligation under a contract. It arises in two main areas for our insurance manufacturers:
•risk associated with credit spread volatility and default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and
•risk of default by reinsurance counterparties and non-reimbursement for claims made after ceding insurance risk.
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 101. The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher as defined on page 57, with 100% of the exposure being neither past due nor impaired. Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder; therefore our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds.
The credit quality of these financial assets is included in the table on page 72.

102	HSBC Bank plc

Liquidity risk
(Audited)
Description and exposure
Liquidity risk is the risk that an insurance operation, though solvent, either does not have sufficient financial resources available to meet its obligations when they fall due, or can secure them only at excessive cost. Liquidity risk may be able to shared with policyholders for products with DPF.
The following table shows the expected undiscounted cash flows for insurance contract liabilities at 31 December 2022.
The profile of the expected maturity of insurance contracts at
31 December 2022 remained comparable with 2021.
The remaining contractual maturity of investment contract liabilities is included within ‘Financial liabilities designated at fair value’ in Note 27.

Expected maturity of insurance contract liabilities
(Audited)
	Expected cash flows (undiscounted)
	Within 1 year	1-5 years	5-15 years	Over 15 years	Total
	£m	£m	£m	£m	£m
Unit-linked	147	368	818	1,433	2,766
With DPF and Other contracts	1,132	4,645	8,555	11,886	26,218
At 31 Dec 2022	1,279	5,013	9,373	13,319	28,984

Unit-linked	230	565	927	926	2,648
With DPF and Other contracts	1,341	5,102	7,318	6,415	20,176
At 31 Dec 2021	1,571	5,667	8,245	7,341	22,824

Insurance underwriting risk
Description and exposure
Insurance underwriting risk is the risk of loss through adverse experience, in either timing or amount, of insurance underwriting parameters (non-economic assumptions). These parameters include mortality, morbidity, longevity, lapse and expense rates.
The principal risk we face is that, over time, the cost of the contract, including claims and benefits, may exceed the total amount of premiums and investment income received.
The table on page 101 analyses our insurance manufacturing exposures by type of contract.
The insurance risk profile and related exposures remain largely consistent with those observed at 31 December 2021.
Sensitivities
The table below shows the sensitivity of profit and total equity to reasonably possible changes in non-economic assumptions across all our insurance manufacturing subsidiaries.
Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.

Sensitivity to lapse rates depends on the type of contracts being written. An increase in lapse rates typically has a negative effect on profit due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges. We are most sensitive to a change in lapse rates in France.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for smaller entities.

Sensitivity analysis
(Audited)
	2022	2021
	£m	£m
Effect on profit after tax and total equity at 31 Dec
10% increase in mortality and/or morbidity rates	(24)	(20)
10% decrease in mortality and/or morbidity rates	25	19
10% increase in lapse rates	(33)	(19)
10% decrease in lapse rates	35	20
10% increase in expense rates	(28)	(40)
10% decrease in expense rates	28	40

HSBC Bank plc	103

Report of the Directors | Corporate Governance Report

Corporate Governance Report
The statement of corporate governance practices set out on pages 104 to 112, together with the information incorporated by reference, constitutes the Corporate Governance Report of the bank.
The bank, together with the wider Group, is committed to high standards of corporate governance. The Group has a comprehensive range of principles, policies and procedures influenced by the UK Corporate Governance Code with requirements in respect of Board independence, composition and effectiveness to ensure that the Group is well managed, with appropriate oversight and control. During the year, the bank adhered to these corporate governance principles, policies and procedures, as applicable.

Board of Directors
As at 31 December 2022, the Board comprised 10 Directors including the Chair, non-executive Directors, and two executive Directors, being the Chief Executive Officer and the Chief Financial Officer. All Directors are subject to election or re-election at each Annual General Meeting's ('AGM') of the bank. The Directors serving at 31 December 2022 are set out below.

Directors
Stephen O'Connor (61)
Chair of the Board
Chair of the Nomination, Remuneration & Governance Committee
Appointed to the Board: May 2018. Chair of the Board since August 2018.
Stephen is a non-executive Director and Vice Chair of HBCE, Chairman of Quantile Group Limited and its subsidiary Quantile Technologies Limited, and a Director of the London Stock Exchange plc. He is also a non-executive Director of the Financial Markets Standards Board. He has more than 25 years’ investment banking experience in London and New York.
Former appointments include: Senior Independent Director, Chairman of the Risk Committee and member of both the Audit and Nomination Committees of the London Stock Exchange Group; Chairman of the International Swaps and Derivatives Association; and Managing Director and a member of the Fixed Income Management Committee at Morgan Stanley.
Colin Bell (55)
Executive Director and Chief Executive Officer
Chair of the Executive Committee
Appointed to the Board and as Chief Executive Officer: February 2021.
Colin Bell joined HSBC in July 2016 and most recently held the role of Group Chief Compliance Officer until February 2021. He is a member of the Supervisory Board, and Remuneration, Nomination and Mediation Committees of HSBC Trinkaus & Burkhardt GmbH.
Before joining HSBC, Colin worked at UBS, where he was Global Head of Compliance and Operational Risk Control. He has more than 10 years of experience in managing risk and financial crime, following 16 years in the British Army.
During his time in the Army, he held a variety of command and staff appointments, including operational tours of Iraq and Northern Ireland, time in the Ministry of Defence, a NATO appointment and completion of the Advanced Command and Staff Course.

David Watts (56)
Executive Director and Chief Financial Officer
Member of the Executive Committee
Appointed to the Board and as Chief Financial Officer: December 2021.
David is a Member of the Supervisory Board of HSBC Trinkaus & Burkhardt GmbH. He joined the HSBC Group in 1994 and was previously a Director and Chief Financial Officer of HSBC UK Bank plc.
Former HSBC Group roles include: Chief Financial Officer and Head of Finance for HSBC Bank plc; Chief Financial Officer for Global Commercial Banking; Chief Financial Officer for the Middle East and North Africa, Chief Financial Officer for Group HSBC Technology and Operations; Chief Financial Officer for Global Banking; Head of Financial Control for Global Banking & Markets HSBC Securities (USA) Inc; Head of Group Cost and Investment Reporting & Analysis; and Manager Treasury Services, France.
Patrick Clackson (58)
Independent non-executive Director
Member of the Audit Committee
Appointed to the Board: September 2022.
Former appointments include: Chief Financial Officer, Chief Operations Officer and Chief Executive Officer at Barclays Capital (now Barclays CIB). He also held several non-executive positions whilst with Barclays, BarCap as Head of Business Transformation and Structural Reform, as well as EMEA Chief Executive Officer, Chief Operations Officer, Chief Financial Officer and Head of Risk. Between 1986-1996 he was employed in the audit and financial services advisory teams of PwC, London.
Norma Dove-Edwin (57)
Independent non-executive Director
Member of the Transformation, Operational Resilience and Technology Committee
Appointed to the Board: October 2021.
Norma is as Chief Information Officer of ESO at National Grid Plc. She is also a non-executive Director of Pod Point Group Holdings plc.
Former appointments include: Group Chief Data and Information Officer at Places for People and a number of positions at British American Tobacco Plc including as Head of Global Data Services.
Yukiko Omura (67)
Independent non-executive Director
Member of the Audit Committee
Appointed to the Board: May 2018.
Yukiko is the senior independent non-executive Director of The Private Infrastructure Development Group Limited (‘PIDG’). She also serves as a non-executive Director of Assured Guaranty Ltd, and a member of the Supervisory Board of Nishimoto HD Co. Ltd. She has more than 35 years’ international professional experience in both the public and private financial sectors, performing senior roles for JP Morgan, Lehman Brothers, UBS and Dresdner Bank.
Yukiko is the Consumer Duty Champion for the Board and helps support the Chair and Chief Executive Officer by encouraging regular dialogue at the Board level on how the Bank is embedding Consumer Duty and focusing on customer outcomes.
Former appointments include: Chair of GuarantCo Limited, a subsidiary of PIDG; Under-Secretary General and COO/Vice President of the International Fund for Agricultural Development; and Executive Vice President and CEO of the Multilateral Investment Guarantee Agency of the World Bank Group.

104	HSBC Bank plc

Juliet Ellis (56)
Independent non-executive Director
Chair of the Transformation, Operational Resilience and Technology Committee, member of the Risk Committee and the Nomination, Remuneration & Governance Committee
Appointed to the Board: January 2021.
Former appointments include: Dual role as European Head of Operations and Global Head of Shared Services and Banking Operations and other senior management positions at Morgan Stanley. Prior to 2007 she performed senior roles within Goldman Sachs International.
Dr Eric Strutz (58)
Independent non-executive Director
Chair of the Risk Committee and member of the Nomination, Remuneration & Governance Committee and Transformation, Operational Resilience and Technology Committee
Appointed to the Board: October 2016.
Eric is a member of the Supervisory Board and Risk Committee and Chair of the Audit Committee of HSBC Trinkaus & Burkhardt GmbH. He is also a director of the HBCE and Chair of the HBCE Risk Committee and member of the HBCE Audit Committee. Other appointments include Chair of the Audit Committee of Global Blue Group Holding AG, and a member of the Advisory Board and Chairman of the Audit & Risk Committee of Luxembourg Investment Company 261 Sarl.
Former appointments include: Vice Chairman and Lead Independent Director of Partners Group Holding AG, where he also Chaired the Risk and Audit Committee; Chief Financial Officer of Commerzbank Group; Partner and Director of the Boston Consulting Group; and non-executive Director of Mediobanca Banca di Credito Finanziario SpA.
John Trueman
Deputy Chairman and non-executive Director
Member of the Audit Committee, the Risk Committee and the Nomination, Remuneration & Governance Committee
Appointed to the Board: September 2004. Deputy Chairman since December 2013.
Former appointments include: Chairman and member of the Risk Committee of HSBC Global Asset Management Limited and Deputy Chairman of S.G. Warburg & Co Ltd.
Andrew Wright (62)
Chair of the Audit Committee and member of the Risk Committee and Nomination, Remuneration & Governance Committee
Appointed to the Board: May 2018.
Andrew is a member of the Supervisory Board and Audit Committee and Chair of the Risk Committee of HSBC Trinkaus & Burkhardt GmbH.
Former appointments include: Treasurer to the Prince of Wales and the Duchess of Cornwall, a role he held from May 2012 until June 2019; Global Chief Financial Officer for the Investment Bank at UBS AG; Chief Financial Officer, Europe and the Middle East at Lehman Brothers; and Chief Financial Officer for the Private Client and Asset Management Division at Deutsche Bank.

Board Changes during 2022 and following the year-end
Mary Marsh retired as a Director at the conclusion of the bank’s AGM held on 17 May 2022.
Norma Dove-Edwin was appointed as a member of the Transformation, Operational Resilience and Technology Committee with effect from 1 June 2022.
Juliet Ellis was appointed as a member of the Nomination, Remuneration & Governance Committee with effect from 1 August 2022.
Patrick Clackson was appointed as a non-executive Director and member of the Audit Committee with effect from 1 September 2022.
John Trueman retired from the Board as a Director with effect from 31 December 2022.
Lewis O’Donald will join the Board as an independent non-executive Director and member of the Risk Committee with effect from 23 February 2023.

Company Secretary
The responsibilities of the Company Secretary include ensuring good governance practices at Board level and effective information flows within the Board and its committees and between senior management and the non-executive Directors.
Alison Campbell was Company Secretary of the bank until
31 December 2022 and Philip Miller was appointed as Company Secretary from 1 January 2023.

Board of Directors
Key responsibilities
The Board, led by the Chair, is responsible amongst other matters for:
(i) promoting the long-term success of the bank and delivering sustainable value to shareholders and other stakeholders;
(ii) entrepreneurial leadership of the bank within a framework of prudent and effective controls which enables risks to be assessed and managed;
(iii) setting the bank's strategy and risk appetite statement, including monitoring the bank's risk profile;
(iv) establishing and monitoring the effectiveness of procedures for maintenance of a sound system of control and risk management, and compliance with statutory and regulatory obligations; and
(v) approving the capital and operating plans and material transactions on the recommendation of management.
The role of the non-executive Directors is to support the development of proposals on strategy, hold management to account and ensure the executive Directors are discharging their responsibilities properly by promoting a culture that encourages constructive challenge. Non-executive Directors also review the performance of management in meeting agreed goals and objectives. The Chair regularly meets with the non-executive Directors without executive Directors in attendance after Board meetings, and otherwise, as necessary.
Operation of the Board
During 2022, the Board was required to meet at least four times; seven additional meetings were scheduled to help facilitate, amongst other things, the execution of the bank’s transformation strategy, the bank’s SEC Registration. The Board agenda is agreed with the Chair, working closely with the Company Secretary, in advance of scheduled meetings. The agenda is informed by forward-looking planning and additional emerging matters that require Board oversight or approval.
The Chief Risk Officer, General Counsel, and Company Secretary are regular attendees at Board meetings, and other senior executives attend to contribute their subject matter expertise and insight, as required.
Board activities during 2022
During 2022, the areas of focus for the Board included in the implementation of approved strategy and execution of the bank’s transformation programme across the region, supporting senior management and overseeing performance, risk and capital. The Board considered performance against financial and other strategic objectives, key business challenges, emerging risks,

HSBC Bank plc	105

Report of the Directors | Corporate Governance Report
business development and relationships with the bank’s key stakeholders.
'Deep dives' on key aspects of the bank's business were also conducted to consider the performance and strategy of targeted businesses and countries. Throughout the year, the Board received regular updates from management including the implementation of regulatory programmes, technology, operations and resilience, as well as people, culture and talent.
In addition, several information and development sessions were facilitated during the year on specific areas of interest including with respect to Recovery and Resolution Planning, technology, and ESG-related matters.
During the year the Board also approved financial, capital, liquidity and funding plans put forward by management and monitored the implementation of plans.

Directors’ emoluments
Details of the emoluments of the Directors of the bank for 2022, disclosed in accordance with the Act, are shown in Note 5 ‘Employee compensation and benefits’.
Non-executive Directors do not have service contracts and are engaged through letters of appointment. There are no obligations in the non-executive Directors’ letters of appointment that could give rise to payments other than fees due or payments for loss of office.
Directors’ term of office
Non-executive Directors are appointed for fixed terms not exceeding three years. All Directors retire from office at each Annual General Meeting (‘AGM’). A Director who retires at an AGM may, if they are willing to continue in office, be re-elected.

Non-executive Director	Appointment Date	Expiration of current term
Stephen O’Connor	May 17, 2018	2025 AGM
Norma Dove-Edwin	October 28, 2021	2025 AGM
Yukiko Omura	May 17, 2018	2025 AGM
Juliet Ellis	February 1, 2021	2024 AGM
Dr Eric Strutz	October 28, 2016	2023 AGM
Andrew Wright	May 17, 2018	2025 AGM
Patrick Clackson*	September 1, 2022	—
*Patrick Clackson was appointed to the Board with effect 1 September 2022 and will be subject to election by members at the HSBC Bank plc AGM scheduled for May 2023. If elected, his three-year term will commence at the conclusion of the 2023 AGM and last until the conclusion of the 2026 AGM.
Directors’ service Contracts
The service contracts of executive Directors do not have a fixed term. Consistent with the best interests of the Group, the company will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC employee)
Colin Bell	22 February 2021	6 months
David Watts	15 December 2021	6 months

Board committees
The Board delegates oversight of certain audit, risk, remuneration, nomination and governance matters to its committees. With the exception of the Executive Committee which is chaired by the Chief Executive Officer, each Board committee is chaired by a non-executive Board member and has a remit to cover specific topics in accordance with their respective terms of reference approved by the Board. Only non-executive Directors are members of Board committees. The Chair of each non-executive Board Committee reports to the Board on the activities of the Committee since the previous Board meeting.
Board and Committee effectiveness and performance
The Board understands the importance of, and benefits that derive from regular reviews of the effectiveness of the Board and its committees. An effectiveness review was facilitated by the bank’s Company Secretary in 2022 which included a series of interviews with the Directors. Feedback was provided on a number of areas, including the Board’s composition and skills, stakeholder engagement, the cadence and logistics of Board meetings, management reporting, Director induction and training, Director and management engagement and debate, and Board priorities for 2022-23. Outcomes and recommendations were reported to the Board and an action plan was produced. Work has progressed during 2022 to address these recommendations.
An annual review of the terms of reference for the Board and its committees was facilitated by the Corporate Governance and Secretariat function. This concluded that the Board and its committees had complied with their respective terms of reference during 2022. Executive Directors are also subject to performance evaluation which helps to determine the level of variable pay they receive each year. At the date of this report, the following are the principal Committees of the Board:
Audit Committee
Key Responsibilities
The Audit Committee is accountable to the Board and has non-executive responsibility for oversight of financial reporting related matters, internal controls over financial reporting and implementation of the group policies and procedures for capturing and responding to whistleblower concerns.
The committee's key responsibilities include:
(i) monitoring and assessing the integrity of the financial statements, formal announcements and supplementary regulatory information in relation to the bank's financial performance;
(ii) reviewing, as applicable, compliance with accounting standards, listing rules, and other requirements in relation to financial reporting;
(iii) reviewing and monitoring the relationship with the external auditor; and
(iv) overseeing the work of Internal Audit and monitoring and assessing the effectiveness, performance, resourcing, independence and standing of the function.
The committee has responsibility for the oversight of the bank’s whistleblowing arrangements, and receives regular updates on matters relating to the whistleblowing arrangements that are in place.
Committee activities during 2022
In addition to significant accounting judgements, key matters considered by the committee during the year were regulatory reporting and control enhancements, disposal groups, IFRS 17 implementation, the development of climate-related disclosure, the bank’s financial resources and capital, transformation of the Finance function, the independence, fees and performance of the external auditor, PwC UK, and updates on key issues identified by Internal Audit related to the bank and its subsidiaries.
During the year, the committee dedicated time in overseeing management’s preparation for the Bank’s registration with the U.S. Securities and Exchange Commission (‘SEC’) and wider programme preparation to achieve compliance with the U.S. Sarbanes-Oxley Act of 2002 ('SOX').
The committee also received updates from the Chairs of the audit committees of key subsidiaries of the Bank, updates from the external auditor on the progress and findings of their audit, and biannual updates on the tax position of the bank and its subsidiaries.

106	HSBC Bank plc

Operation of the Committee
The committee held seven scheduled meetings during the year and held separate meetings with each of the Chief Finance Officer, the Chief Risk Officer, the Head of Internal Audit and representatives of the external auditor without management present. An additional meeting was convened in May 2022 to review the bank’s draft SEC registration statement and relevant documentation prior to the Board’s approval.
The committee meets regularly with the bank’s senior financial and Internal Audit management and the external auditors to consider, among other matters, the bank’s financial reporting, the nature and scope of audit reviews, the effectiveness of the systems of internal control relating to financial reporting and the monitoring of the Finance function transformation programme.
The Chief Financial Officer, Financial Controller, Chief Risk Officer, Head of Internal Audit, and Company Secretary are standing attendees and regularly attend committee meetings to contribute their subject matter expertise and insight. Other members of senior management routinely attended meetings of the committee. The external auditor attended all meetings.

During 2022, the committee continued to actively engage with the bank’s key subsidiaries and key subsidiary audit committees, with regular reporting throughout the year.
The key subsidiary audit committee chairs attended and participated in the April Audit Committee meeting to consider important HSBC-wide and regional specific matters.
The Chair of the committee regularly meets with the Chair of the Group Audit Committee ('GAC') to help maintain connectivity with the Group and develop deeper understanding on judgements around key matters. Further, from time to time the Chair is invited to attend meetings of the GAC on relevant topics.
The Chair of the GAC also attended a committee meeting in November 2022. The committee comprises three independent non-executive Directors. The current members are Andrew Wright (Chair), Yukiko Omura, and Patrick Clackson.

Significant accounting judgements and related matters considered by the Audit Committee ('AC') for the year ended 31 December 2022 included:
Key area	Action taken
Interim and annual reporting	The AC considered key matters in relation to interim and annual reporting, including changes to segmental reporting and US filings 20-F and 6-K following the bank’s registration at the SEC.
Disposals	The AC considered the financial and accounting impacts of the planned disposals of the retail banking business in France, the Greece branch operations and the bank in Russia. In particular, the AC considered judgements related to the timing of recognition of assets as held-for-sale, the re-measurement of those assets and losses arising, which has a significant impact in the year ended 31 December 2022.
Expected credit loss ('ECL')	The AC considered key judgements in relation to ECL, in particular multiple economic scenarios and post-model adjustments due to economic uncertainty and the Russia-Ukraine war.
Valuation of financial instruments	The AC considered key valuation metrics and judgements involved in the determination of the fair value of financial instruments. The AC also considered management’s analysis of exit losses upon the novation of certain derivative portfolios and the determination that there was insufficient evidence to support the introduction of fair value adjustments in respect of these.
Going concern	The AC considered a wide range of information relating to present and potential conditions, including projections for profitability, cash flows, liquidity and capital.
Appropriateness of provisioning for legal proceedings and regulatory matters	The AC received reports from management on the recognition and measurement of provisions and contingent liabilities for legal proceedings and regulatory matters, including investigations by regulators and competition and law-enforcement authorities.
Regulatory reporting	The AC reviewed management’s efforts to strengthen and simplify the end-to-end operating and control model, including independent external reviews of key aspects of regulatory reporting.
IBOR transition	The AC considered the implications of benchmark interest rate reform, including the recognition and measurement of financial instruments and related disclosures.
Controls	The AC considered the financial control environment on an ongoing basis through the year, reviewing and challenging remediation actions undertaken and enhancements made. This included confirmation of mitigating controls where programmes of work had not fully completed by the year end. Areas of particular focus in 2022 have been Model Risk Governance, controls over use of external market data, accounting and tax implications of Merger and Acquisition ('M&A') transactions, general ledger substantiation and Financial Statement Disclosures.
Tax	The AC reviewed management’s judgements on the recognition and measurement of deferred tax assets and liabilities, in particular those arising from the planned sale of retail banking activities in France, and the accounting and disclosure of retrospective VAT assessments issued by HMRC.
Environmental, Social and Governance (‘ESG’) Reporting	The AC considered regulatory developments in ESG Reporting, in particular at 31 December 2022 for bank subsidiaries in the European Union.
IFRS 17 implementation	The AC reviewed accounting policy judgements in relation to the retrospective implementation of IFRS 17 Insurance Contracts on 1 January 2023, and preparation of transitional disclosure.
Restructuring provisions	The AC considered key judgements in relation to restructuring provisions, mainly relating to transformation in Continental Europe and Germany.

HSBC Bank plc	107

Report of the Directors | Corporate Governance Report
Risk Committee
Key Responsibilities
The Risk Committee is accountable to the Board and has overall non-executive responsibility for oversight of risk-related matters and the risks impacting the bank.
The committee's key responsibilities include:
(i) advising the Board on risk appetite and risk tolerance related matters;
(ii) reviewing and recommending key regulatory submissions to the Board;
(iii) overseeing and advising the Board on all risk-related matters, including financial and non-financial risks and reviewing the effectiveness of the bank's conduct framework;
(iv) reviewing, challenging and satisfying itself that the bank's stress testing framework, governance and internal controls are robust; and
(v) reviewing the effectiveness of the bank's risk management framework and internal control systems (other than internal financial controls overseen by the Audit Committee).
Committee activities during 2022
Key matters considered by the committee during the year included the bank’s approach to the financial and non-financial risks in the context of capital and liquidity, retail, wholesale credit and market risks including, financial crime and fraud, geopolitical, operational, people and climate-related risks.
The committee also reviewed and challenged management on key regulatory processes, including the bank’s internal capital adequacy assessment process ('ICAAP') and the internal liquidity adequacy assessment process ('ILAAP'), recovery and resolution plans, the outcome of stress tests (including annual cyclical scenario, cyber and solvency) undertaken during the year, and the bank’s capital liquidity and funding plans.
Deep dives on key aspects of the bank’s business were conducted to consider specific climate risk related matters including the bank’s thermal coal phase-out policy.
The committee worked closely with the Transformation, Operational Resilience and Technology Committee during the year to ensure appropriate alignment in the review and discussion on operational resilience and technology risk-related matters.
Operation of the Committee
The committee held eight scheduled meetings during the year. The Chief Risk Officer, Chief Financial Officer and Head of Internal Audit are standing attendees and regularly attend committee meetings to contribute their subject matter expertise and insight. The Chair and members of the committee also hold private meetings with the Chief Risk Officer, following quarterly scheduled meetings.
The committee reviews and challenges current and forward-looking risk issues, and the regional senior business leaders are regularly invited to participate at committee meetings, working together with functional and regional leaders across all three lines of defence.
The Chair and members of the committee meet regularly with the bank’s senior financial, risk, internal audit and compliance management and the external auditors to consider and discuss, among other matters, specific risk matters and priorities, risk reports and internal audit reports and the effectiveness of compliance activities. The Chair meets regularly with the committee secretary to ensure the committee meets its governance responsibilities.
During 2022 the committee continued to actively engage with the bank’s key subsidiaries and key subsidiary risk committees, with regular reporting from the respective Chairs throughout the year. The Chair of the committee attended several Group-led meetings to help promote connectivity, escalation and cascade of important topics. The committee comprises a majority of independent non-executive Directors.
The current members are Eric Strutz (Chair), Juliet Ellis and Andrew Wright.
Transformation, Operational Resilience and Technology Committee
Key Responsibilities
The Transformation, Operational Resilience and Technology Committee was established to assist the Board and Risk Committee with their respective responsibilities in relation to the bank's transformation strategy, operational resilience, as well as the governance and oversight of technology. During the year, on recommendation of the Board, the Group Nomination & Corporate Governance Committee approved the continuation of the committee to continue necessary engagement allowing a more detailed oversight of the matters within its remit.
The committee's key responsibilities include:
(i) reviewing progress of the transformation strategy and the steps management have taken to manage risk, and to monitor progress against set objectives;
(ii) reviewing the effectiveness of governance frameworks to set and oversee the internal control environment in relation to technology;
(iii) reviewing regional technology strategy, ensuring it is aligned with the adopted business strategies of the bank; and
(iv) overseeing and challenging management on execution of operational resilience objectives and deliverables.
Committee activities during 2022
Key matters considered by the committee during the year included review and oversight of Information Technology (‘IT’) and Cloud strategies and governance, the bank’s operating systems, operational resilience and technology infrastructure, including operational resilience of critical IT and other business services, information and cyber security risks, and major IT change programmes. The committee also reviewed and challenged management on the progress and associated risks with respect of the transformation strategy, including transformation governance, key change programmes and initiatives underway, including those related to outsourced technology services and meeting regulatory requirements and expectations.
Operation of the Committee
The committee held seven scheduled meetings during 2022.
The Board Chair, Chief Operating Officer, Chief Information Officer, Chief Risk Officer, Head of Internal Audit, Head of Strategy and Planning and Chief of Staff (Europe CEO) are standing attendees and regularly attend Committee meetings to contribute their subject matter expertise and insight.
The current members are Juliet Ellis (Chair), Norma Dove-Edwin, and Eric Strutz.
Nomination, Remuneration & Governance Committee
Key Responsibilities
The Nomination, Remuneration & Governance Committee has responsibility for:
(i) leading the process for Board appointments and for identifying and nominating, for the approval of the Board, candidates for appointment to the Board and its committees;
(ii) the endorsement of the appointment of individuals to certain Board and management positions of the bank's subsidiaries, including proposed fees payable to non-executive Directors on subsidiary boards;
(iii) reviewing the implementation and appropriateness of the Group’s director remuneration policy and the remuneration of the bank’s senior executives, including the identification of the Material Risk Taker population for the purposes of the CRD;
(iv) reviewing and developing the corporate governance framework on behalf of the Board and ensuring it is consistent

108	HSBC Bank plc

with best corporate governance standards and practices while remaining appropriate to the size, complexity and strategy of the bank; and
(v) overseeing compliance with the HSBC Group Subsidiary Accountability Framework ('SAF').
Further information in relation to HSBC’s approach to remuneration for group employees is available in the Director’s remuneration report on pages 308-310 of HSBC Holdings plc's Annual Report on Form 20-F available on https://www.hsbc.com/investors/results-and-announcements/annual-report.
Committee activities during 2022
As a UK regulated subsidiary of HSBC Holdings plc, the bank has both internal and external responsibilities for succession planning. During the year the committee undertook a review of its succession plan and the Board and Board Committee's composition in keeping with best practice and applicable policies, including SAF.
As part of its review, the committee identified opportunities to further strengthen the skills and experience required for the Board. The committee commenced a search process to identify a new non-executive Director for appointment to the Board with a successful recommendation to the Board for approval secured in the appointment of Patrick Clackson. Further information in relation to Board and committee changes throughout the year can be found on page 105.
Additionally, the committee reviewed and approved an updated Board Continuity Plan (‘BCP’) which is in place to cover any unexpected or temporary absence of non-executive Directors who hold SMF responsibilities in relation to the Bank.
In overseeing compliance with SAF, the committee reviewed of the Board composition and succession planning for all of the bank's material subsidiaries.
Other activities during the year included, the review of key remuneration matters for the bank and its subsidiaries in the context of HSBC’s remuneration framework, including variable and fixed pay allocations, aligned with the bank's risk appetite, and in keeping with the bank's strategy, culture and values, and long-term interests of the bank.
The committee reviewed the annual pay review outcomes across the region and received regular updates on relevant subsidiary and regulatory matters.
Operation of the Committee
The committee held seven scheduled meetings during 2022, with additional meetings arranged to consider specific matters.
The Head of HR and Head of Performance & Reward attend committee meetings on a regular basis to contribute their subject matter expertise and insight. Other senior executives attend periodically for specific items considered by the committee.
The committee comprises four non-executive Directors. The current members are: Stephen O'Connor (Chair), Juliet Ellis, Eric Strutz, and Andrew Wright.
Executive Committee
The Executive Committee is a committee of the Board and has overall executive responsibility, under formal delegation, for the management and day-to-day running of the bank. The Committee is accountable to the Board for overseeing the execution of the bank’s strategy.
The purpose of the Committee is to support the Chief Executive Officer of the bank in the performance of their duties and exercise of their powers, authorities and discretions in relation to the management of the bank and its subsidiaries. The committee meets on a regular basis and is chaired by the Chief Executive Officer.
During 2022, in addition to its day-to-day oversight of the bank's operations, the committee reviewed business plans in light of geopolitical and macroeconomic developments in keeping with the Bank’s approved Risk Framework and Risk Appetite prior to formal recommendation to the Board for approval. The committee remained focused on the Bank’s strategic transformation and corporate restructuring across Europe, including the country exit of Russia, sale of branch operations in Greece and retail banking operations in France and the regulatory requirement to establish an IPU following the UK’s departure from the European Union. The committee is responsible for oversight of the performance across the bank's lines of business, review of the bank’s financial performance, cost management, and preparing the bank’s forward looking Financial Resource Plan. The committee received updates on regulatory remediation programmes and regulatory engagement themes across the region.

Dividends
Information about dividends paid during the year is provided on page 19 of the Strategic Report and in Note 8 to the financial statements.

Internal control
The Board is responsible for the establishment and operation of effective procedures for the maintenance of a sound system of internal control and risk management, adequate accounting, and compliance with statutory and regulatory obligations. The Board determine the aggregate level and types of risks the bank is willing to take in achieving its strategic objectives.
To meet this requirement and to discharge its obligations under the FCA Handbook and the PRA Handbook, procedures have been designed for safeguarding assets against unauthorised use or disposal, for maintaining proper accounting records, and for ensuring the reliability and usefulness of financial information used within the business or for publication.
These procedures provide reasonable assurance against material misstatement, errors, losses or fraud. They are designed to provide effective internal control within the group and accord with the Financial Reporting Council's guidance for Directors issued in 2014 (and subsequent relevant publications), internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 20 February 2023, the date of approval of this Annual Report on Form 20-F.
The key risk management and internal control procedures include the following:
•Global principles: The HSBC Group's Global Principles set an overarching standard for all other policies and procedures and are fundamental to the Group’s risk management structure. They inform and connect our purpose, values, strategy and risk management principles, guiding us to do the right thing and treat our customers and our colleagues fairly at all times.
•Risk management framework ('RMF'): The RMF supports our Global Principles. It outlines the key principles and practices that we employ in managing material risks. It applies to all categories of risk and supports a consistent approach in identifying, assessing, managing and reporting the risks we accept and incur in our activities.
•Delegation of authority within limits set by the Board: Subject to certain matters reserved for the Board, the Chief Executive Officer has been delegated authority limits and powers within which to manage the day-to-day affairs of the bank, including the right to sub-delegate those limits and powers. Each relevant executive has authority within which to manage the day-to-day affairs of the business or function for which he or she is accountable. Those individuals are required to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of control that are appropriate to their business or function. Authorities to enter into credit and market risk exposures are delegated with limits to line management of group companies. However, credit proposals with specified higher-risk characteristics require the concurrence of the appropriate global function. Credit and market risks are measured and reported at subsidiary company

HSBC Bank plc	109

Report of the Directors | Corporate Governance Report
level and aggregated for risk concentration analysis on a group-wide basis.
•Risk identification and monitoring: Systems and procedures are in place to identify, assess, control and monitor the material risk types facing the group as set out in the RMF. The group‘s risk measurement and reporting systems are designed to help ensure that material risks are captured with all the attributes necessary to support well-founded decisions, that those attributes are accurately assessed and that information is delivered in a timely manner for those risks to be successfully managed and mitigated.
•Changes in market conditions/practices: Processes are in place to identify new risks arising from changes in market conditions/practices or customer behaviours, which could expose the group to heightened risk of loss or reputational damage. The group employs a top and emerging risks framework, which contains an aggregate of all current and forward-looking risks and enables it to take action that either prevents them materialising or limits their impact.
•Responsibility for risk management: All employees are responsible for identifying and managing risk within the scope of their role as part of the three lines of defence model. This is an activity-based model to delineate management accountabilities and responsibilities for risk management and the control environment. The second line of defence sets the policy and guidelines for managing specific areas, provides advice and guidance in relation to the risk, and challenges the first line of defence (the risk owners) on effective risk management.
•The Board has delegated to the Audit Committee oversight for the implementation of the group’s policies and procedures for capturing and responding to whistleblower concerns, ensuring confidentiality, protection and fair treatment of whistleblowers, and receiving reports arising from the operation of those policies as well as ensuring arrangements are in place for independent investigation.
•Strategic plans: Strategic plans are prepared for global businesses, global functions and geographical regions within the framework of the HSBC Group’s overall strategy. The bank also prepares and adopts a Financial Resource Plan, which is informed by detailed analysis of risk appetite, describing the types and quantum of risk that the bank is prepared to take in executing its strategy and sets out the key business initiatives and the likely financial effects of those initiatives.
•The effectiveness of the group’s system of risk management and internal control is reviewed regularly by the Board, the Risk Committee and the Audit Committee.
•During 2022, the group continued to focus on operational resilience and invest in the non-financial risk infrastructure. There was a particular focus on material and emerging risks with progress made enhancing the end-to-end risk and control assessment process. The Risk Committee, supported by the TRT, and the Audit Committee received confirmation that executive management continued to take efforts to effect the necessary actions to remedy any failings or weaknesses identified through the operation of the group's framework of controls.
Internal control over financial reporting
The key risk management and internal control procedures over financial reporting include the following:
•Entity level controls ('ELC'): The primary mechanism through which comfort over risk management and internal control systems is achieved, is through assessments of the effectiveness of controls to manage risk, and the reporting of risk and control issues on a regular basis through the various risk management and risk governance forums. ELCs are a defined suite of internal controls that have a pervasive influence over the entity as a whole.
They include controls related to the control environment, such as the bank's values and ethics, the promotion of effective risk management and the overarching governance exercised by the Board and its non-executive committees. The design and operational effectiveness of ELCs are assessed annually as part of the assessment of the effectiveness of internal controls over financial reporting. If issues are significant to the group, they are notified to the Risk Committee, and also to the Audit Committee if concerning financial reporting matters.
•Process level transactional controls: Key process level controls that mitigate risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details on the group’s approach to risk management can be found on page 33. The Audit Committee has continued to receive regular updates on HSBC’s ongoing activities for improving the effective oversight of end-to-end business processes and management continues to identify opportunities for enhancing key controls, such as through the use of automation technologies.
•External Reporting Forum: The External Reporting Forum reviews financial reporting disclosures to be made by the bank for accuracy and completeness. The integrity of disclosures is underpinned by structures and processes within the group's Finance and Risk functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records.
•Disclosure Committee: Chaired by the Chief Financial Officer, the committee supports the discharge of the bank’s obligations under relevant legislation and regulation including the European Union’s Market Abuse Regulation ('EU MAR'), as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019, the New York Stock Exchange’s Listed Company Manual, U.S. Securities law and the rules and regulations of the SEC, and also any other listing and disclosure rules of the markets and exchanges on which the bank’s financial instruments are listed, including any other requirements that shall apply from time to time.
•Financial reporting: The group’s financial reporting process is controlled using documented accounting policies and reporting formats, supported by detailed instructions and guidance on reporting requirements, issued to all reporting entities within the group in advance of each reporting period end. The submission of financial information from each reporting entity is supported by a certification by the responsible financial officer and analytical review procedures at subsidiary and group levels.
•Subsidiary certifications: Certifications are provided to the Audit Committee and the Risk Committee (full and half yearly) and to the Nomination, Remuneration and Governance Committee (annually) from the audit, risk and remuneration committees of key material subsidiary companies confirming amongst other things that:
–Audit – the financial statements of the subsidiary have been prepared in accordance with group policies, present fairly the state of affairs of the subsidiary and are prepared on a going concern basis;
–Risk – the risk committee of the subsidiary has carried out its oversight activities consistent with and in alignment to the RMF; and
–Remuneration – the remuneration committee of the subsidiary has discharged its obligations in overseeing the implementation and operation of HSBC’s Group Remuneration Policy.

110	HSBC Bank plc

Employees
Health and safety
We are committed to providing a safe and healthy working environment for everyone. We have adopted global policies, mandatory procedures, and incident and information reporting systems across the organisation that reflect our core values and are aligned to international standards. Our global health and safety performance is subject to ongoing monitoring and assurance.
Our Chief Operating Officers have overall responsibility for engendering a positive health and safety culture and ensuring that global policies, procedures and systems are put into practice locally. They also have responsibility for ensuring all local legal requirements are met.
We delivered a range of programmes in 2022 to help us understand and manage our health and safety risks:
•We continued to provide enhancements to our workplaces to minimise the risks of Covid-19, including enhancing cleaning, improved ventilation and social distancing measures
•We updated our advice and risk assessment methodology on working from home, providing more awareness and best practices on good ergonomics and wellbeing to be adopted as we transitioned to new ways of working upon return to the office
•We delivered health and safety training and awareness to employees and contractors ensuring roles and responsibilities were clear and understood, especially in higher risk environments
•We completed the annual safety inspection on all of our buildings, to ensure we were meeting our standards and continuously improving our safety performance
•We continued to focus on enhancing the safety culture in our supply chain through our SAFER Together programme, covering the five key elements of best practice safety culture, including speaking up about safety, and recognising excellence
•Our Safety Climate Survey continued to show high results and recognised that we encourage suggestions on how to improve health and safety and have good processes in place to communicate health and safety messages
•Our Eat Well Live Well programme continued to be rolled out, notably in France and Germany, educating and informing our colleagues on how to make healthy food and drink choices. We enhanced the programme to provide digital educational and information resources, including a suite of videos and recipe ideas and to provide healthy vending options.
•Protection of our colleagues and operations is of critical importance and we have effective controls in place to protect our people from natural disasters (i.e. storms and earthquakes). In 2022, there were 38 named storms that passed over 1,667 of our buildings, resulting in 0 injuries or material business impact.

Employee health and safety
	2022	2021	2020
Number of workplace fatalities	—	—	—
Number of major injuries to employees[1]	—	2	3
All injury rate per 100,000 employees	49	35	130
1 Fractures, dislocation, concussion, hospitalisation, unconsciousness.
Diversity and Inclusion
Our purpose, ‘Opening up a world of opportunity’, explains why we exist as an organisation and is the foundation of our diversity and inclusion strategy. Promoting diversity and fostering inclusion contributes to our ‘energise for growth’ priority. By valuing difference, we can make use of the unique expertise, capabilities, breadth and perspectives of our colleagues to the benefit of our customers. To achieve progress, we are focused on specific region-wide priorities for which we hold senior executives accountable. We are pleased to report on key progress made in 2022:
Achievements
•We have set up a HSBC Bank plc Diversity and Inclusion Council, chaired by the HSBC Bank plc CEO and consisting of the European Executive Committee to reinforce our commitments, engage more closely with our Employee Resources Groups and track progress and accountability.
•Throughout 2022, we arranged multiple events and conferences to support our colleagues across our European countries, including ethnicity conferences attended by over 600 colleagues, 6 disability awareness events and six ethnicity exchanges in French and English.
•We have continued supporting colleagues through our ERGs; we now have 47 ERGs in 20 markets across six diversity strands.
•We have created D&I objectives for European people managers.
•Focus on developing our middle management female colleagues through our flagship programmes 'uGrow' and 'Accelerated Female Leaders'.
•We have a black heritage action plan in place to support our ethnicity goals, including a Black Heritage Sponsorship Programme being run in Global Banking and Markets.
•3000+ hours spent on Inclusion Learning across the region
•47.9% of employees in the UK, Channels Islands and Isle of Man and South Africa have declared their ethnicity in our 'HR Direct' system
Gender diversity statistics
Our overall female representation is improving and we are committed to building a strong pipeline of female talent to improve gender balance in senior leadership across Europe. By the end of 2022, we had reached 24.6% and are committed to doing more going forward.
Female representation by management level:
All grades – 51.9%
GCB 6-8 Clerical grades – 65.1%
GCB 4-5 Management – 43.7%
GCB 0-3 Senior management – 24.6%
Employment of people with a disability
We strongly believe in providing equal opportunities for all employees. The employment of people with a disability is included in this commitment. The recruitment, training, development and promotion of people with a disability are based on the aptitudes and abilities of the individual. Should employees become disabled during their employments with us, efforts are made to continue their employment. Where necessary, we will provide appropriate training, facilities and reasonable equipment. For example, we recently established a telephone platform for instant sign translation for our deaf colleagues in France where the sign language translators exchange sign language by video.
A number of countries have dedicated teams to ensure that barriers to work are removed for colleagues. Our Employee Resource Groups ('ERG'), supported by HR and business leadership are doing an important job of breaking down barriers. They offer a space for discussion between those with a disability and their allies for exchanges of inclusive best practices.
Continuous work is done to ensure individual support is provided to make home office adjustments.
Learning and talent development
We aim to build a dynamic environment where our colleagues can develop skills and undertake experiences that help them fulfil their potential. Our approach helps us to meet our strategic priorities and support our colleagues’ career goals.

HSBC Bank plc	111

Report of the Directors | Corporate Governance Report
We expect all colleagues, regardless of their contract type, to complete global mandatory training each year. This training plays a critical role in shaping our culture, ensuring a focus on the issues that are fundamental to our work – such as sustainability, financial crime risk, and our intolerance of bullying and harassment. New joiners attend our Global Discovery programme designed to build their knowledge of the organisation and engage them with our purpose, values and strategy.
HSBC University remains our home for skills development with access to face to face training and an extensive catalogue of digital content from partners such as LinkedIn Learning, Harvard Business Review podcast and Microsoft Learn. Powered by Degreed, our HSBC University platform provides tailored content aligned to employees chosen skills and development areas. Our Leadership development partners include Imperial College and London Business Schools who we work with on topics of strategic importance. For example, we launched the HSBC University Sustainability Academy in October 2022 providing a wealth of knowledge articles and structured learning pathways to grow awareness of climate and wider social sustainability matters that HSBC and its employees can play a role in resolving.
My HSBC Career Portal is also available to all our employees which offers career development information and resources to help colleagues manage the various stages of their career, from joining through to career progression. However, we also recognise that most development happens while our colleagues work, through regular coaching, feedback, and performance management and we will extend the use of the HSBC Talent Marketplace platform in Europe in 2023 (the platform is already live in the UK). This will connect our employees to ‘on the job’ development opportunities across the HSBC Group, by means of matching individuals existing skills and career aspirations to live projects within the Group. HSBC Europe will also be able to call upon talent that exists across the Group, to supplement its own personnel, in the development of local initiatives and projects.
Employee relations
We consult with and, where appropriate, negotiate with employee representative bodies where we have them. We also aim to maintain well-developed communications and consultation programmes with all employee representative bodies and there have been no material disruptions to our operations from labour disputes during the past five years.

Disclosure of information to auditors
The directors are not aware that there is any relevant audit information (as defined in the Companies Act 2006) of which the bank’s auditors are unaware and processes are in place to ensure that the bank’s auditors are aware of any relevant audit information.

Auditors
PricewaterhouseCoopers LLP (‘PwC’) are the external auditors to the bank. PwC has expressed its willingness to continue in office and the Board recommends that PwC be re-appointed as the bank’s auditors. A resolution proposing the re-appointment of PwC as the bank’s auditors, and giving authority to the Audit Committee to determine its remuneration, will be submitted to the forthcoming AGM.

Branches
HSBC Bank plc provides a wide range of banking and financial services through 20 markets. HSBC Bank plc is simplifying its operating model to one integrated business supporting a wholesale banking hub for the EU in Paris and a wholesale banking hub for western markets in London. Further information on the bank’s branches are located in ‘HSBC in Europe’ on page 6.

Articles of Association, Conflicts of interest and indemnification of Directors
The bank's Articles of Association gives the Board authority to approve Directors’ conflicts and potential conflicts of interest. The Board has adopted policies and procedures for the approval of Directors’ conflicts or potential conflicts of interest. On appointment, new Directors are advised of the process for dealing with conflicts and a review of those conflicts that have been authorised, and the terms of those authorisations, is routinely undertaken by the Board.
The Articles of Association of the bank contain a qualifying third-party indemnity provision, which entitles Directors and other officers to be indemnified out of the assets of the bank against claims from third parties in respect of certain liabilities. HSBC Group has granted, by way of deed poll, indemnities to the Directors, including former Directors who retired during the year, against certain liabilities arising in connection with their position as a Director of any Group company, including the bank and its subsidiaries. Directors are indemnified to the maximum extent permitted by law.
The indemnities that constitute a 'qualifying third-party indemnity provision', as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of Directors appointed during 2022, from the date of their appointment). The deed poll is available for inspection at the registered office of HSBC Holdings plc.
Additionally, Directors have the benefit of Directors’ and Officers’ liability insurance. Qualifying pension scheme indemnities have also been granted to the Trustees of the Group's pension schemes, which were in force for the whole of the financial year and remain in force as at the date of this report.

Research and Development
In the ordinary course, the lines of business develop new products and services.

Events after the Balance Sheet Date
In its assessment of events after the balance sheet date, the group has considered and concluded that there are no events requiring adjustment or disclosures in the financial statements.

112	HSBC Bank plc

Statement on going concern
The Directors consider it appropriate to prepare the financial statements on the going concern basis. In making their going concern assessment, the Directors have considered a wide range of detailed information relating to present and potential conditions, including profitability, cash flows, capital requirements and capital resources.
Further information relevant to the assessment is provided in the Strategic Report and the Report of the Directors, in particular:
•a description of the group’s strategic direction;
•a summary of the group's financial performance and a review of performance by business;
•the group’s approach to capital management and its capital position; and
•the top and emerging risks facing the group, as appraised by the Directors, along with details of the group's approach to mitigating those risks and its approach to risk management in general.
In addition, the objectives, policies and processes for managing credit, liquidity and market risk are set out in the ‘Report of the Directors: Risk’.

HSBC Bank plc	113

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholder of HSBC Bank plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of HSBC Bank plc and its subsidiaries (the “group”) as of 31 December 2022 and 31 December 2021, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended 31 December 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2022 and 31 December 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards, and (iii) International Financial Reporting Standards as adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
Basis for Opinion
These consolidated financial statements are the responsibility of the group’s management. Our responsibility is to express an opinion on the group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ('PCAOB') and are required to be independent with respect to the group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Measurement of expected credit losses — wholesale
As described in Note 1.2(i) to the consolidated financial statements, expected credit losses (‘ECL’) are recognised for loans and advances to banks and customers. The assessment of credit risk and the estimation of expected credit losses are probability-weighted and incorporate all available information about past events, current conditions and forecasts of future events and economic conditions at the reporting date. Management calculates expected credit losses using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). Management applies judgement to multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. As disclosed by management, the level of estimation uncertainty and judgement has remained elevated during 2022 as a result of the increased economic uncertainty, inflation and rising interest rates, including significant judgements relating to the selection and weighting of economic scenarios used in ECL models, estimating the economic effects of those scenarios on expected credit losses and estimating the fair value of collateral at the time of expected realisation of credit impaired stage 3 exposures. The group’s expected credit losses allowance total was £1,370 million as of 31 December 2022.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses - wholesale is a critical audit matter are the significant judgement by management in developing the assumptions for (i) economic scenarios and the selection and weighting of those scenarios, and (ii) collateral values on credit impaired wholesale exposures. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence. The audit effort involved the use of professionals with specialised skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to measurement of expected credit losses. These procedures also included, among others, testing management’s process for estimating expected credit losses through (i) evaluating the appropriateness of the ECL model methodologies applied by management; (ii) evaluating the reasonableness of certain economic scenarios and weightings; (iii) evaluating calculations made in estimating expected cash flows for certain credit-impaired wholesale exposures; (iv) testing the completeness and accuracy of certain input data used to determine expected credit losses; and (v) evaluating the disclosures made in the consolidated financial statements in relation to the measurement of expected credit losses. Professionals with specialised skills and knowledge assisted in the testing of the appropriateness of model methodologies and assessing the reasonableness of the selection and weighting of economic scenarios and collateral valuations.

114	HSBC Bank plc

Recognition of deferred tax assets
As described in Notes 1.2(l) and 7 to the consolidated financial statements, deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet and the amounts attributed to such assets and liabilities for tax purposes. In evaluating the recognition of deferred tax assets, management makes judgements in assessing the probability and sufficiency of future taxable profits and considers the availability of evidence to support the recognition of deferred tax assets. Management’s assessment also took into account long-term forecasting, drivers of recent history of tax losses, the future reversal of existing taxable temporary differences and tax planning strategies including corporate reorganisations. As at 31 December 2022, the group recorded £1,279 million of deferred tax assets.
The principal considerations for our determination that performing procedures relating to the recognition of deferred tax assets is a critical audit matter are the significant judgements by management to assess the probability and sufficiency of future taxable profits and the method of reversal of the tax deductible temporary differences against those taxable profits, which in turn led to a high degree of auditor judgement, subjectivity and effort in performing procedures and in evaluating the audit evidence available to support the timely and accurate recognition of deferred tax assets.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of the recognition of deferred tax assets. These procedures also included, among others, (i) evaluating the viability of management’s strategy to utilise deferred tax assets; (ii) testing the completeness, accuracy and consistency of underlying data used by management; (iii) testing evidence of historical taxable profits; (iv) evaluating management’s assessment of the probability of future taxable profits; (v) assessing the consistency of taxable profit projections to management’s stated intentions and other audit testing performed; (vi) evaluating the expected utilisation of the tax deductible temporary differences and permissibility under local tax law; and (vii) assessing local tax expiration period (if any) for the tax deductible temporary differences.
Held for sale accounting
As described in Notes 1.2(o) and 34 to the consolidated financial statements, assets and liabilities of disposal groups held for sale were £21,214 million and £24,711 million, respectively. Non-current assets or disposal groups (including assets and liabilities) are classified as held for sale when: (i) their carrying amounts will be recovered principally through sale rather than through continuing use and; (ii) they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and the sale is highly probable. There is significant judgement in determining whether a sale is highly probable and expected to complete within one year of classification. The exercise of judgement will normally consider the likelihood of successfully securing any necessary regulatory or political approvals. This includes an assessment of the enforceability of any binding sale agreement, the nature and magnitude of any disincentives for non-performance, and the ability of the counterparty to undertake necessary pre-completion preparatory work, comply with conditions precedent, and otherwise be able to comply with contractual undertakings to achieve completion within the expected timescale.
The principal considerations for our determination that performing procedures relating to held for sale accounting is a critical audit matter are the significant judgement by management in determining whether a sale is highly probable and expected to complete within one year of classification. This in turn led to a high degree of auditor judgement and effort in performing procedures to evaluate the judgements made by management to support the held for sale determination.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to both management’s initial held for sale determination and the determination as at 31 December 2022. These procedures also included, amongst others, (i) assessing firm purchase commitments; (ii) evaluating management assessment relating to the timing of the transactions; (iii) testing the completeness and accuracy of the assets and liabilities classified as held for sale and any related losses recognised; and (iv) evaluating the financial statement disclosures in relation to held for sale.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
22 February 2023

We have served as the group’s auditor since 2015.

HSBC Bank plc	115

Financial statements

116	HSBC Bank plc

Consolidated income statement
for the year ended 31 December
		2022	2021	2020
	Notes*	£m	£m	£m
Net interest income		1,904	1,754	1,898
– interest income[1,2]		6,535	3,149	4,086
– interest expense[3]		(4,631)	(1,395)	(2,188)
Net fee income	2	1,261	1,413	1,400
– fee income		2,606	2,706	2,674
– fee expense		(1,345)	(1,293)	(1,274)
Net income from financial instruments held for trading or managed on a fair value basis	3	2,875	1,733	1,758
Net (expense)/ income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	(1,369)	1,214	254
Changes in fair value of long-term debt and related derivatives	3	102	(8)	17
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	143	493	285
Gains less losses from financial investments		(60)	60	95
Net insurance premium income	4	1,787	1,906	1,559
(Losses)/gains recognised on Assets held for sale[4]		(1,947)	67	—
Other operating income		356	527	417
Total operating income		5,052	9,159	7,683
Net insurance claims, benefits paid and movement in liabilities to policyholders	4	(406)	(3,039)	(1,783)
Net operating income before change in expected credit losses and other credit impairment charges[5]		4,646	6,120	5,900
Change in expected credit losses and other credit impairment charges		(222)	174	(808)
Net operating income		4,424	6,294	5,092
Total operating expenses		(5,353)	(5,462)	(6,705)
– employee compensation and benefits	5	(1,762)	(2,023)	(2,340)
– general and administrative expenses		(3,463)	(3,265)	(3,092)
– depreciation and impairment of property, plant and equipment and right of use assets		(103)	(110)	(372)
– amortisation and impairment of intangible assets	20	(25)	(64)	(901)
Operating (loss)/profit		(929)	832	(1,613)
Share of (loss)/profit in associates and joint ventures	17	(30)	191	(1)
(Loss)/profit before tax		(959)	1,023	(1,614)
Tax credit	7	561	23	136
(Loss)/profit for the year		(398)	1,046	(1,478)
(Loss)/profit attributable to the parent company		(408)	1,041	(1,488)
Profit attributable to non-controlling interests		10	5	10
*    For Notes on the financial statements, see page 123.
1    Interest income includes £5,512m (2021: £1,986m; 2020: £2,773m) of interest recognised on financial assets measured at amortised cost; £422m (2021: £659m; 2020: £656m) of negative interest recognised on financial liabilities and £601m (2021: £504m; 2020: £657m) of interest recognised on financial assets measured at fair value through other comprehensive income. Include within this is £59m (2021: £61m; 2020: £57m) interest recognised on impaired financial assets.
2    Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3    Interest expense includes £3,740m (2021: £616m; 2020: £1,299) of interest on financial liabilities, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4    2022 balances include losses on disposal of businesses classified as held-for-sale as part of a broader restructuring of our European business.
5    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as 'revenue'.

HSBC Bank plc	117

Financial statements

Consolidated statement of comprehensive income
for the year ended 31 December
	2022	2021	2020
	£m	£m	£m
(Loss)/profit for the year	(398)	1,046	(1,478)
Other comprehensive (expense)/income
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(454)	(237)	213
– fair value (losses)/gains	(698)	(247)	366
– fair value losses/(gains) transferred to the income statement on disposal	59	(63)	(90)
– expected credit losses/(recoveries) recognised in the income statement	6	(5)	8
– income taxes	179	78	(71)
Cash flow hedges	(943)	(165)	118
– fair value (losses)/gains	(1,418)	(40)	86
– fair value losses/(gains) reclassified to the income statement	127	(202)	72
– income taxes	348	77	(40)
Exchange differences	701	(603)	467
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	38	44	(8)
– before income taxes	56	61	(18)
– income taxes	(18)	(17)	10
Equity instruments designated at fair value through other comprehensive income	—	2	2
– fair value gains	—	2	2
– income taxes	—	—	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	329	2	67
– fair value gains	462	3	93
– income taxes	(133)	(1)	(26)
Other comprehensive (expense)/income for the year, net of tax	(329)	(957)	859
Total comprehensive (expense)/income for the year	(727)	89	(619)
Attributable to:
– shareholders of the parent company	(739)	93	(653)
– non-controlling interests	12	(4)	34
Total comprehensive (expense)/income for the year	(727)	89	(619)

118	HSBC Bank plc

Consolidated balance sheet
at 31 December
		2022	2021
	Notes*	£m	£m
Assets
Cash and balances at central banks		131,433	108,482
Items in the course of collection from other banks		2,285	346
Trading assets	10	79,878	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13	15,881	18,649
Derivatives	14	225,238	141,221
Loans and advances to banks		17,109	10,784
Loans and advances to customers		72,614	91,177
Reverse repurchase agreements – non-trading		53,949	54,448
Financial investments	15	32,604	41,300
Assets held for sale[1]	34	21,214	9
Prepayments, accrued income and other assets	21	61,379	43,118
Current tax assets		595	1,135
Interests in associates and joint ventures	17	728	743
Goodwill and intangible assets	20	1,167	894
Deferred tax assets	7	1,279	599
Total assets		717,353	596,611
Liabilities and equity
Liabilities
Deposits by banks		20,836	32,188
Customer accounts		215,948	205,241
Repurchase agreements – non-trading		32,901	27,259
Items in the course of transmission to other banks		2,226	489
Trading liabilities	22	41,265	46,433
Financial liabilities designated at fair value	23	27,287	33,608
Derivatives	14	218,867	139,368
Debt securities in issue		7,268	9,428
Liabilities of disposal groups held for sale[1]	34	24,711	—
Accruals, deferred income and other liabilities	24	66,945	43,456
Current tax liabilities		130	97
Liabilities under insurance contracts	4	19,987	22,264
Provisions	25	424	562
Deferred tax liabilities	7	14	15
Subordinated liabilities	26	14,528	12,488
Total liabilities		693,337	572,896
Equity
Total shareholders’ equity		23,875	23,584
– called up share capital	29	797	797
– share premium account		420	—
– other equity instruments	29	3,930	3,722
– other reserves		(6,368)	(5,670)
– retained earnings		25,096	24,735
Non-controlling interests		141	131
Total equity		24,016	23,715
Total liabilities and equity		717,353	596,611
1    Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 34 'Assets held for sale and liabilities of disposal groups held for sale' on page 175.
*    For Notes on the financial statements, see page 123.
The accompanying notes on pages 123 to 179, and the audited sections of the 'Report of the Directors' on pages 33 to 112 form an integral part of these financial statements.
The financial statements were approved by the Board of Directors on 22 February 2023 and signed on its behalf by:

David Watts
Director

HSBC Bank plc	119

Financial statements

Consolidated statement of cash flows
for the year ended 31 December
	2022	2021	2020
	£m	£m	£m
(Loss)/profit before tax	(959)	1,023	(1,614)
Adjustments for non-cash items
Depreciation, amortisation and impairment[1]	128	174	1,273
Net loss/(gain) from investing activities[2]	2,002	(62)	(99)
Share of loss/(profit) in associates and joint ventures	30	(191)	1
Change in expected credit losses gross of recoveries and other credit impairment charges	253	(171)	810
Provisions including pensions	192	104	424
Share-based payment expense	46	96	78
Other non-cash items included in loss/(profit) before tax	(242)	(198)	135
Elimination of exchange differences[3]	(6,714)	4,926	(2,527)
Changes in operating assets and liabilities	37,454	9,602	35,418
– change in net trading securities and derivatives	(6,213)	8,157	8,070
– change in loans and advances to banks and customers	(2,717)	11,149	6,780
– change in reverse repurchase agreements – non-trading	6,251	9,538	16,084
– change in financial assets designated and otherwise mandatorily measured at fair value	2,729	(2,429)	735
– change in other assets	(7,329)	10,924	(7,513)
– change in deposits by banks and customer accounts	19,835	7,940	28,262
– change in repurchase agreements – non-trading	5,641	(7,643)	(14,482)
– change in debt securities in issue	(1,060)	(7,943)	(7,668)
– change in financial liabilities designated at fair value	(1,822)	(7,191)	(402)
– change in other liabilities	21,297	(12,295)	5,432
– dividend received from associates	7	—	—
– contributions paid to defined benefit plans	(10)	(24)	(22)
– tax received/(paid)	845	(581)	142
Net cash from operating activities	32,190	15,303	33,899
– purchase of financial investments	(13,227)	(18,890)	(21,037)
– proceeds from the sale and maturity of financial investments	20,490	25,027	17,417
– net cash flows from the purchase and sale of property, plant and equipment	(20)	52	(70)
– net investment in intangible assets	(28)	(45)	(150)
– net cash outflow from investment in associates and acquisition of businesses and subsidiaries	(29)	(85)	(371)
– net cash flow on disposal of subsidiaries, businesses, associates and joint ventures	—	—	57
Net cash from investing activities	7,186	6,059	(4,154)
– redemption of preference shares and other equity instruments	628	—	(318)
– subordinated loan capital issued	3,111	10,466	—
– subordinated loan capital repaid[4]	(2,248)	(10,902)	(18)
– dividends to the parent company	(1,052)	(194)	(263)
– funds received from the parent company	1,465	—	1,000
– dividends paid to non-controlling interests	(2)	(1)	—
Net cash from financing activities	1,902	(631)	401
Net increase in cash and cash equivalents	41,278	20,731	30,146
Cash and cash equivalents at 1 Jan	140,923	125,304	92,338
Exchange difference in respect of cash and cash equivalents	7,706	(5,112)	2,820
Cash and cash equivalents at 31 Dec[5]	189,907	140,923	125,304
Cash and cash equivalents comprise of
– cash and balances at central banks	131,433	108,482	85,092
– items in the course of collection from other banks	2,285	346	243
– loans and advances to banks of one month or less	13,801	7,516	8,676
– reverse repurchase agreement with banks of one month or less	23,182	17,430	21,020
– treasury bills, other bills and certificates of deposit less than three months	294	235	685
– cash collateral and net settlement accounts	19,213	7,403	9,878
– cash and cash equivalents held for sale[6]	1,925	—	—
– less: items in the course of transmission to other banks	(2,226)	(489)	(290)
Cash and cash equivalents at 31 Dec[5]	189,907	140,923	125,304
1 Included within 2020 are the impact of impairment and write-offs related principally to our businesses in the UK and HSBC Continental Europe £(994)m.
2 2022 balances include losses on disposal of businesses classified as held-for-sale as part of a broader restructuring of our European business.
3 Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4 Subordinated liabilities changes during the year are attributable to cash flows from issuance £3,111m (2021: £10,466m; 2020: nil) and repayment of £(2,248)m (2021: £(10,902)m; 2020: £(18)m) of securities as presented in the Consolidated statement of cash flows. Non-cash changes during the year included foreign exchanges gains/(losses) £711m (2021: £(512)m; 2020: £351m) and fair value gains/(losses) £(427)m (2021: £(82)m; 2020: £69m).
5 At 31 December 2022, £23,395m (2021: £9,410m; 2020: £11,828m) was not available for use by the group, of which £1,601m (2021: £1,393m; 2020: £2,460m) related to mandatory deposits at central banks.
6 Includes £1,562m of cash and balances at central banks (excluding the expected cash contribution as part of the planned sale of our retail banking operations in France. For further details, see Note 34); £208m of reverse repurchase agreements with banks of one month or less, £114m of loans and advances to banks of one month or less and remaining £41m relates to other cash and cash equivalents.
Interest received was £7,668m (2021: £4,285m; 2020: £5,424m), interest paid was £5,284m (2021: £2,919m; 2020: £3,725m) and dividends received were £431m (2021: £704m; 2020: £423m).

120	HSBC Bank plc

Consolidated statement of changes in equity
for the year ended 31 December
				Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisa- tion reserve ('GRR')[7]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	797	3,722	24,735	1,081	(7)	948	(7,692)	23,584	131	23,715
Loss for the year	—	—	(408)	—	—	—	—	(408)	10	(398)
Other comprehensive (expense)/income (net of tax)	—	—	367	(449)	(943)	694	—	(331)	2	(329)
– debt instruments at fair value through other comprehensive income	—	—	—	(449)	—	—	—	(449)	(5)	(454)
– cash flow hedges	—	—	—	—	(943)	—	—	(943)	—	(943)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	329	—	—	—	—	329	—	329
– remeasurement of defined benefit asset/liability	—	—	38	—	—	—	—	38	—	38
– exchange differences	—	—	—	—	—	694	—	694	7	701
Total comprehensive (expense)/ income for the year	—	—	(41)	(449)	(943)	694	—	(739)	12	(727)
Capital securities issued during the period	420	208	—	—	—	—	—	628	—	628
Dividends to the parent company[2]	—	—	(1,052)	—	—	—	—	(1,052)	(2)	(1,054)
Net impact of equity-settled share-based payments	—	—	5	—	—	—	—	5	—	5
Capital contribution[3]	—	—	1,465	—	—	—	—	1,465	—	1,465
Change in business combinations and other movements	—	—	(16)	—	—	—	—	(16)	—	(16)
At 31 Dec 2022	1,217	3,930	25,096	632	(950)	1,642	(7,692)	23,875	141	24,016

At 1 Jan 2021	797	3,722	23,829	1,309	158	1,543	(7,692)	23,666	183	23,849
Profit for the year	—	—	1,041	—	—	—	—	1,041	5	1,046
Other comprehensive (expense)/income (net of tax)	—	—	46	(234)	(165)	(595)	—	(948)	(9)	(957)
– debt instruments at fair value through other comprehensive income	—	—	—	(236)	—	—	—	(236)	(1)	(237)
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	(165)	—	—	(165)	—	(165)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	2	—	—	—	—	2	—	2
– remeasurement of defined benefit asset/liability	—	—	44	—	—	—	—	44	—	44
– exchange differences	—	—	—	—	—	(595)	—	(595)	(8)	(603)
Total comprehensive income/(expense) for the year	—	—	1,087	(234)	(165)	(595)	—	93	(4)	89
Capital securities issued during the period	—	—	—	—	—	—	—	—	—	—
Dividends to the parent company[2]	—	—	(194)	—	—	—	—	(194)	(1)	(195)
Net impact of equity-settled share-based payments	—	—	(10)	—	—	—	—	(10)	—	(10)
Change in business combinations and other movements[5]	—	—	23	6	—	—	—	29	(47)	(18)
At 31 Dec 2021	797	3,722	24,735	1,081	(7)	948	(7,692)	23,584	131	23,715

HSBC Bank plc	121

Financial statements

Consolidated statement of changes in equity (continued)
for the year ended 31 December
					Other reserves
	Called up share capital & share premium	Other equity instruments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorganisa- tion reserve ('GRR')[7]	Total share- holders’ equity	Non- controlling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2020	797	3,722	24,449	1,089	40	1,098	(7,692)	23,503	509	24,012
Loss for the year	—	—	(1,488)	—	—	—	—	(1,488)	10	(1,478)
Other comprehensive income (net of tax)	—	—	56	216	118	445	—	835	24	859
– debt instruments at fair value through other comprehensive income	—	—	—	214	—	—	—	214	(1)	213
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	118	—	—	118	—	118
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[1]	—	—	67	—	—	—	—	67	—	67
– remeasurement of defined benefit asset/liability	—	—	(11)	—	—	—	—	(11)	3	(8)
– exchange differences	—	—	—	—	—	445	—	445	22	467
Total comprehensive (expense)/income for the year	—	—	(1,432)	216	118	445	—	(653)	34	(619)
Dividends to the parent company[2]	—	—	(263)	—	—	—	—	(263)	—	(263)
Net impact of equity-settled share-based payments	—	—	11	—	—	—	—	11	—	11
Capital contribution[4]	—	—	1,000	—	—	—	—	1,000	—	1,000
Change in business combinations and other movements[6]	—	—	64	4	—	—	—	68	(360)	(292)
At 31 Dec 2020	797	3,722	23,829	1,309	158	1,543	(7,692)	23,666	183	23,849
1    The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a gain of £292m (2021: loss of £165m and 2020: loss of £189m).
2    The dividends to the parent company includes dividend on ordinary share capital £850m (2021: nil and 2020: nil), coupon payment on additional tier 1 instrument £202m (2021: £194m and 2020: £212m) & dividend on preference share capital nil (2021: nil and 2020: £51m).
3 HSBC Holdings plc injected £1.5bn of CET1 capital into HSBC Bank plc during November 2022 which in turn injected into HSBC Continental Europe for funding the acquisition of HSBC Bank Malta plc and HSBC Trinkaus & Burkhardt GmbH.
4    HSBC UK Holdings Limited (during 2021, parent company of the bank changed to HSBC Holdings plc) injected £1bn of CET1 capital into HSBC Bank plc during March 2020 to improve the capital base of the group, impacted by Covid-19. There was no new issuance of share capital.
5    Additional shares were acquired in HSBC Trinkaus & Burkhardt GmbH and HSBC Bank Armenia cjsc, in 2021 increasing the group’s interest to 100%.
6    Additional shares were acquired in HSBC Trinkaus & Burkhardt GmbH in May 2020, increasing the group’s interest from 80.67% to 99.33%.
7    The Group reorganisation reserve ('GRR') is an accounting reserve resulting from the ring-fencing implementation. The GRR does not form part of regulatory capital.

122	HSBC Bank plc

Notes on the Financial Statements

1	Basis of preparation and significant accounting policies
1.1    Basis of preparation
(a)    Compliance with International Financial Reporting Standards
The consolidated financial statements of the group and the separate financial statements of HSBC Bank plc comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented. There were no unendorsed standards effective for the year ended
31 December 2022 affecting these consolidated and separate financial statements.
Standards adopted during the year ended 31 December 2022
There were no new accounting standards or interpretations that had a significant effect on the group in 2022. Accounting policies have been consistently applied.
(b)    Future accounting developments
Minor amendments to IFRSs
The IASB has not published any minor amendments effective from 1 January 2022 that are applicable to the group. However, the IASB has published a number of minor amendments to IFRSs that are effective from 1 January 2023 and 1 January 2024. The group expects they will have an insignificant effect, when adopted, on the consolidated financial statements of the group and the separate financial statements of HSBC Bank plc.
New IFRSs
IFRS 17 ‘Insurance Contracts’
IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020 and December 2021. Following the amendments, IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2023 and is applied retrospectively, with comparatives restated from 1 January 2022. IFRS 17 has been adopted in its entirety for use in the UK while it has been adopted by the EU subject to certain optional exemptions.
IFRS 17 sets out the requirements that the group will apply in accounting for insurance contracts it issues, reinsurance contracts it holds, and investment contracts with discretionary participation features.
The group is at an advanced stage in the implementation of IFRS 17, having put in place accounting policies, data and models, and made progress with preparing 2022 comparative data. Below are set out our expectations of the impact of IFRS 17 compared with our current accounting policy for insurance contracts, which is set out in Note 1.2(j).
Under IFRS 17, no present value of in-force business (‘PVIF’) asset is recognised. Instead, the measurement of the insurance contracts liability is based on groups of insurance contracts and will include fulfilment cash flows, as well as the contractual service margin (‘CSM’), which represents the unearned profit.
To identify groups of insurance contracts, individual contracts subject to similar dominant risk and managed together are identified as a portfolio of insurance contracts. Each portfolio is further separated by profitability group and issue date into periodic cohorts.
The fulfilment cash flows comprise:
•the best estimates of future cash flows, including amounts expected to be collected from premiums and payouts for claims, benefits and expenses, which are projected using assumptions based on demographic and operating experience;
•an adjustment for the time value of money and financial risks associated with the future cash flows; and
•an adjustment for non-financial risk that reflects the uncertainty about the amount and timing of future cash flows.
In contrast to the group’s IFRS 4 accounting where profits are recognised upfront, the CSM will be systematically recognised in revenue, as services are provided over the expected coverage period of the group of contracts without any change to the overall profit of the contracts. Losses resulting from the recognition of onerous contracts are recognised in the income statement immediately.
The CSM is adjusted depending on the measurement model of the group of insurance contracts. While the general measurement model (‘GMM’) is the default measurement model under IFRS 17, the group expects that the majority of its contracts will be accounted for under the variable fee approach (‘VFA’), which is mandatory to apply for insurance contracts with direct participation features upon meeting the eligibility criteria.
IFRS 17 requires entities to apply IFRS 17 retrospectively as if IFRS 17 had always been applied, using the full retrospective approach (‘FRA’) unless it is impracticable. When FRA is impracticable such as when there is a lack of sufficient and reliable data, an entity has an accounting policy choice to use either the modified retrospective approach (‘MRA’) or the fair value approach (‘FVA’). The group will primarily apply the MRA for new business where FRA is impracticable. The group will make use of the other comprehensive income (‘OCI’) option for some contracts.
Impact of IFRS 17
Changes to equity on transition are driven by the elimination of the PVIF asset, the re-designation of certain eligible financial assets in the scope of IFRS 9, the remeasurement of insurance liabilities and assets under IFRS 17, and the recognition of the CSM.
IFRS 17 requires the use of current market values for the measurement of insurance liabilities. The shareholder’s share of the investment experience and assumption changes will be absorbed by the CSM and released over time to profit or loss under VFA. For contracts measured under GMM, the shareholder’s share of the investment volatility is recorded in profit or loss as it arises. Under IFRS 17, operating expenses will be lower as directly attributable costs will be incorporated in the CSM and recognised in the insurance service result.

HSBC Bank plc	123

Notes on the Financial Statements
While the profit over the life of an individual contract will be unchanged, its emergence will be later under IFRS 17.
All of these impacts will be subject to deferred tax.
Estimates of the opening balance sheet as at 1 January 2022 have been calculated and are presented below, showing separately the impact on the total assets, liabilities and equity of our insurance manufacturing operations. These estimates are based on accounting policies, assumptions, judgements and estimation techniques that remain subject to change.

	Total assets	Total liabilities	Total equity
Impact of transition to IFRS 17, at 1 January 2022	£bn	£bn	£bn
Balance sheet values at 1 January 2022 under IFRS 4	27.1	25.5	1.6
Removal of PVIF	(0.8)	—	(0.8)
Replacement of IFRS 4 liabilities with IFRS 17	—	—	—
Removal of IFRS 4 liabilities and recording of IFRS 17 fulfilment cash flows	—	(0.9)	0.9
IFRS 17 contractual service margin	—	0.9	(0.9)
Re-measurement effect of IFRS 9 re-designations	—	—	—
Tax effect	—	(0.2)	0.2
Estimated balance sheet values at 1 January 2022 under IFRS 17	26.3	25.3	1.0
PVIF of £812m less deferred tax of £175m constitute the overall estimated reduction in intangible assets, after tax, of £637m on transition to IFRS 17.
(c)    Foreign currencies
The functional currency of the bank is sterling, which is also the presentational currency of the consolidated financial statements of the group.
Transactions in foreign currencies are recorded at the rate of exchange on the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date except non-monetary assets and liabilities measured at historical cost, which are translated using the rate of exchange at the initial transaction date. Exchange differences are included in other comprehensive income or in the income statement depending on where the gain or loss on the underlying item is recognised.
In the consolidated financial statements, the assets and liabilities of branches, subsidiaries, joint ventures and associates whose functional currency is not sterling are translated into the group’s presentation currency at the rate of exchange at the balance sheet date, while their results are translated into sterling at the average rates of exchange for the reporting period. Exchange differences arising are recognised in other comprehensive income. On disposal of a foreign operation, exchange differences previously recognised in other comprehensive income are reclassified to the income statement.
(d)    Presentation of information
Certain disclosures required by IFRSs have been included in the audited sections of this Annual Report on Form 20-F as follows:
•disclosures concerning the nature and extent of risks relating to financial instruments and insurance contracts are included in the 'Report of the Directors: Risk’ on pages 33 to 103;
•the 'Own funds' disclosure is included in the ‘Report of the Directors: Capital Risk in 2022’ on page 90; and
•in publishing the parent company financial statements together with the group financial statements, the bank has taken advantage of the exemption in section 408(3) of the Companies Act 2006 not to present its individual income statement and related notes.
(e)    Critical accounting estimates and judgements
The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items highlighted, as the 'critical accounting estimates and judgements' in section 1.2 below, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based. This could result in materially different estimates and judgements from those reached by management for the purposes of these financial statements. Management’s selection of the group’s accounting policies that contain critical estimates and judgements reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved.
Management has considered the impact of climate-related risks on HSBC’s financial position and performance. While the effects of climate change are a source of uncertainty, as at 31 December 2022 management do not consider there to be a material impact on our critical judgements and estimates from the physical, transition and other climate-related risks in the short to medium term. In particular management has considered the known and observable potential impact of climate-related risks of associated judgements and estimates in our value in use calculations.
(f)    Segmental analysis
HSBC Bank plc's chief operating decision maker is the group Chief Executive, supported by the group Executive Committee, and operating segments are reported in a manner consistent with the internal reporting provided to the group Chief Executive and the group Executive Committee.
Measurement of segmental assets, liabilities, income and expenses is in accordance with the bank’s accounting policies. Segmental income and expenses include transfers between segments and these transfers are conducted at arm’s length. Shared costs are included in segments on the basis of the actual recharges made.
The types of products and services from which each reportable segment derives its revenue are discussed in the ‘Strategic Report – Our global businesses’ on page 9.
(g)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the group and the company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty in structural changes from the Covid-19 pandemic, the Russia-Ukraine war, disrupted supply chains globally, climate change and other top and emerging risks, as well as from the related impacts on profitability, capital and liquidity.

124	HSBC Bank plc

1.2    Summary of significant accounting policies
(a)    Consolidation and related policies
Investments in subsidiaries
Where an entity is governed by voting rights, the group consolidates when it holds – directly or indirectly – the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power to direct relevant activities and whether power is held as agent or principal.
Business combinations are accounted for using the acquisition method. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.
The bank's investments in subsidiaries are stated at cost less impairment losses.
Impairment testing is performed where there is an indication of impairment, by comparing the recoverable amount of a cash-generating unit with its carrying amount.
Critical accounting estimates and judgements

Investments in subsidiaries are tested for impairment when there is an indication that the investment may be impaired, which involves estimations of value in use reflecting management’s best estimate of the future cash flows of the investment and the rates used to discount these cash flows, both of which are subject to uncertain factors as follows:

Judgements	Estimates
•The accuracy of forecast cash flows is subject to a high degree of uncertainty in volatile market conditions. Where such circumstances are determined to exist, management re-tests for impairment more frequently than once a year when indicators of impairment exist. This ensures that the assumptions on which the cash flow forecasts are based continue to reflect current market conditions and management's best estimate of future business prospects.

•The future cash flows of each investment are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they reflect management’s view of future business prospects at the time of the assessment.
•The rates used to discount future expected cash flows can have a significant effect on their valuation, and are based on the costs of equity assigned to the investment. The cost of equity percentage is generally derived from a capital asset pricing model and the market implied cost of equity, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control.
•Key assumptions used in estimating impairment in subsidiaries are described in Note 18.

Group sponsored structured entities
The group is considered to sponsor another entity if, in addition to ongoing involvement with the entity, it had a key role in establishing that entity or in bringing together relevant counterparties so the transaction that is the purpose of the entity could occur. The group is generally not considered a sponsor if the only involvement with the entity is merely administrative.
Interests in associates and joint arrangements
Joint arrangements are investments in which the group, together with one or more parties, has joint control. Depending on the group’s rights and obligations, the joint arrangement is classified as either a joint operation or a joint venture. The group classifies investments in entities over which it has significant influence, and those that are neither subsidiaries nor joint arrangements, as associates.
The group recognises its share of the assets, liabilities and results in a joint operation. Investments in associates and interests in joint ventures are recognised using the equity method. The attributable share of the results and reserves of joint ventures and associates are included in the consolidated financial statements of the group based on either financial statements made up to 31 December or pro-rated amounts adjusted for any material transactions or events occurring between the date the financial statements are available and
31 December.
Investments in associates and joint ventures are assessed at each reporting date and tested for impairment when there is an indication that the investment may be impaired. Goodwill on acquisition of interests in joint ventures and associates is not tested separately for impairment, but is assessed as part of the carrying amount of the investment.
(b)    Income and expense
Operating income
Interest income and expense
Interest income and expense for all financial instruments, excluding those classified as held for trading or designated at fair value, are recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest method. However, as an exception to this, interest on debt instruments issued by the group for funding purposes that are designated under the fair value option to reduce an accounting mismatch and on derivatives managed in conjunction with those debt instruments is included in interest expense.
Interest on credit-impaired financial assets is recognised using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.
Non-interest income and expense
The group generates fee income from services provided at a fixed price over time, such as account service and card fees, or when the group delivers a specific transaction at a point in time, such as broking services and import/export services. With the exception of certain fund management and performance fees, all other fees are generated at a fixed price. Fund management and performance fees can be variable depending on the size of the customer portfolio and HSBC’s performance as fund manager. Variable fees are recognised when all uncertainties are resolved. Fee income is generally earned from short-term contracts with payment terms that do not include a significant financing component.
The group acts as principal in the majority of contracts with customers, with the exception of broking services. For most brokerage trades, the group acts as agent in the transaction and recognises broking income net of fees payable to other parties in the arrangement.

HSBC Bank plc	125

Notes on the Financial Statements
The group recognises fees earned on transaction-based arrangements at a point in time when it has fully provided the service to the customer. Where the contract requires services to be provided over time, income is recognised on a systematic basis over the life of the agreement. Where the group offers a package of services that contains multiple non-distinct performance obligations, such as those included in account service packages, the promised services are treated as a single performance obligation. If a package of services contains distinct performance obligations, such as those including both account and insurance services, the corresponding transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices.
Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders approve the dividend for unlisted equity securities.
Net income/(expense) from financial instruments measured at fair value through profit or loss includes the following:
•‘Net income from financial instruments held for trading or managed on a fair value basis’: This comprises net trading income, which includes all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and other financial instruments managed on a fair value basis, together with the related interest income, expense and dividends, excluding the effect of changes in the credit risk of liabilities managed on a fair value basis. It also includes all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities measured at fair value through profit or loss.
•‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’: This includes interest income, interest expense and dividend income in respect of financial assets and liabilities measured at fair value through profit or loss; and those derivatives managed in conjunction with the above that can be separately identifiable from other trading derivatives.
•‘Changes in fair value of designated debt instruments and related derivatives’: Interest paid on the debt instruments and interest cash flows on related derivatives is presented in interest expense where doing so reduces an accounting mismatch.
•‘Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss’: This includes interest on instruments that fail the solely payments of principal and interest (‘SPPI’) test, see (d) below.
The accounting policies for insurance premium income are disclosed in Note 1.2(j).
(c)    Valuation of financial instruments
All financial instruments are initially recognised at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a difference between the transaction price and the fair value of financial instruments whose fair value is based on a quoted price in an active market or a valuation technique that uses only data from observable markets, the group recognises the difference as a trading gain or loss at inception (a ‘day 1 gain or loss’). In all other cases, the entire day 1 gain or loss is deferred and recognised in the income statement over the life of the transaction either until the transaction matures or is closed out or the valuation inputs become observable.
The fair value of financial instruments is generally measured on an individual basis. However, in cases where the group manages a group of financial assets and liabilities according to its net market or credit risk exposure, the fair value of the group of financial instruments is measured on a net basis but the underlying financial assets and liabilities are presented separately in the financial statements, unless they satisfy the IFRS offsetting criteria. Financial instruments are classified into one of three fair value hierarchy levels, described in Note 11, ‘Fair values of financial instruments carried at fair value'.
Critical accounting estimates and judgements

The majority of valuation techniques employ only observable market data. However, certain financial instruments are classified on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the measurement of fair value is more judgemental:

Judgements	Estimates
•An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, greater than 5% of the instrument’s valuation is driven by unobservable inputs.
•‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used).

•Details on the group’s level 3 financial instruments and the sensitivity of their valuation to the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in Note 11.

(d)    Financial instruments measured at amortised cost
Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortised cost. Such financial assets include most loans and advances to banks and customers and some debt securities. In addition, most financial liabilities are measured at amortised cost. The group accounts for regular way amortised cost financial instruments using trade date accounting. The carrying value of these financial assets at initial recognition includes any directly attributable transactions costs.
The group may commit to underwriting loans on fixed contractual terms for specified periods of time. When the loan arising from the lending commitment is expected to be sold shortly after origination, the commitment to lend is recorded as a derivative. When the group intends to hold the loan, the loan commitment is included in the impairment calculations set out below.
Non-trading reverse repurchase, repurchase and similar agreements
When debt securities are sold subject to a commitment to repurchase them at a predetermined price (‘repos’), they remain on the balance sheet and a liability is recorded in respect of the consideration received. Securities purchased under commitments to resell (‘reverse repos’) are not recognised on the balance sheet and an asset is recorded in respect of the initial consideration paid. Non-trading repos and reverse repos are measured at amortised cost. The difference between the sale and repurchase price or between the purchase and resale price is treated as interest and recognised in net interest income over the life of the agreement.

126	HSBC Bank plc

Contracts that are economically equivalent to reverse repo or repo agreements (such as sales or purchases of debt securities entered into together with total return swaps with the same counterparty) are accounted for similarly to, and presented together with, reverse repo or repo agreements.
(e)    Financial assets measured at fair value through other comprehensive income
Financial assets held for a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at fair value through other comprehensive income (‘FVOCI’). These comprise primarily debt securities. They are recognised on the trade date when HSBC enters into contractual arrangements to purchase and are normally derecognised when they are either sold or redeemed. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Upon disposal, the cumulative gains or losses in other comprehensive income are recognised in the income statement as ‘Gains less losses from financial instruments’. Financial assets measured at FVOCI are included in the impairment calculations set out below and impairment is recognised in profit or loss.
(f)    Equity securities measured at fair value with fair value movements presented in other comprehensive income
The equity securities for which fair value movements are shown in other comprehensive income are business facilitation and other similar investments where HSBC holds the investments other than to generate a capital return. Dividends from such investments are recognised in profit or loss. Gains or losses on the derecognition of these equity securities are not transferred to profit or loss. Otherwise, equity securities are measured at fair value through profit or loss.
(g)    Financial instruments designated at fair value through profit or loss
Financial instruments, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below and are so designated irrevocably at inception:
•the use of the designation removes or significantly reduces an accounting mismatch;
•a group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; and
•the financial liability contains one or more non-closely related embedded derivatives.
Designated financial assets are recognised when HSBC enters into contracts with counterparties, which is generally on trade date, and are normally derecognised when the rights to the cash flows expire or are transferred. Designated financial liabilities are recognised when HSBC enters into contracts with counterparties, which is generally on settlement date, and are normally derecognised when extinguished. Subsequent changes in fair values are recognised in the income statement in ‘Net income from financial instruments held for trading or managed on a fair value basis’ or ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’ or ‘Changes in fair value of designated debt and related derivatives’ except for the effect of changes in the liabilities' credit risk, which is presented in 'Other comprehensive income', unless that treatment would create or enlarge an accounting mismatch in profit or loss.
Under the above criterion, the main classes of financial instruments designated by HSBC are:
•Debt instruments for funding purposes that are designated to reduce an accounting mismatch: The interest and/or foreign exchange exposure on certain fixed-rate debt securities issued has been matched with the interest and/or foreign exchange exposure on certain swaps as part of a documented risk management strategy.
•Financial assets and financial liabilities under unit-linked and non-linked investment contracts: A contract under which HSBC does not accept significant insurance risk from another party is not classified as an insurance contract, other than investment contracts with discretionary participation features (‘DPF’), but is accounted for as a financial liability. Customer liabilities under linked and certain non-linked investment contracts issued by insurance subsidiaries are determined based on the fair value of the assets held in the linked funds. If no fair value designation was made for the related assets, at least some of the assets would otherwise be measured at either fair value through other comprehensive income or amortised cost. The related financial assets and liabilities are managed and reported to management on a fair value basis. Designation at fair value of the financial assets and related liabilities allows changes in fair values to be recorded in the income statement and presented in the same line.
•Financial liabilities that contain both deposit and derivative components: These financial liabilities are managed and their performance evaluated on a fair value basis.
(h)    Derivatives
Derivatives are financial instruments that derive their value from the price of underlying items such as equities, interest rates or other indices. Derivatives are recognised initially and are subsequently measured at fair value through profit or loss, with changes in fair value generally recorded in the income statement. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes embedded derivatives in financial liabilities, which are bifurcated from the host contract when they meet the definition of a derivative on a stand-alone basis. Where the derivatives are managed with debt securities issued by HSBC that are designated at fair value where doing so reduces an accounting mismatch, the contractual interest is shown in ‘Interest expense’ together with the interest payable on the issued debt.
Hedge accounting
When derivatives are not part of fair value designated relationships, if held for risk management purposes they are designated in hedge accounting relationships where the required criteria for documentation and hedge effectiveness are met. The group uses these derivatives or, where allowed, other non-derivative hedging instruments in fair value hedges, cash flow hedges or hedges of net investments in foreign operations as appropriate to the risk being hedged.
Fair value hedge
Fair value hedge accounting does not change the recording of gains and losses on derivatives and other hedging instruments, but results in recognising changes in the fair value of the hedged assets or liabilities attributable to the hedged risk that would not otherwise be recognised in the income statement. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting is discontinued and the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement on a recalculated effective interest rate, unless the hedged item has been derecognised, in which case it is recognised in the income statement immediately.

HSBC Bank plc	127

Notes on the Financial Statements
Cash flow hedge
The effective portion of gains and losses on hedging instruments is recognised in other comprehensive income and the ineffective portion of the change in fair value of derivative hedging instruments that are part of a cash flow hedge relationship is recognised immediately in the income statement within ‘Net trading income’. The accumulated gains and losses recognised in other comprehensive income are reclassified to the income statement in the same periods in which the hedged item affects profit or loss. When a hedge relationship is discontinued, or partially discontinued, any cumulative gain or loss recognised in other comprehensive income remains in equity until the forecast transaction is recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognised in other comprehensive income is immediately reclassified to the income statement.
Derivatives that do not qualify for hedge accounting
Non-qualifying hedges are derivatives entered into as economic hedges of assets and liabilities for which hedge accounting was not applied.
(i)    Impairment of amortised cost and FVOCI financial assets
Expected credit losses are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at fair value through other comprehensive income ('FVOCI'), and certain loan commitments and financial guarantee contracts. At initial recognition, an allowance (or provision in the case of some loan commitments and financial guarantees) is required for ECL resulting from default events that are possible within the next 12 months, or less, where the remaining life is less than 12 months, (’12-month ECL’). In the event of a significant increase in credit risk, an allowance (or provision) is required for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’). Financial assets where 12-month ECL is recognised are considered to be ‘stage 1’; financial assets which are considered to have experienced a significant increase in credit risk are in ‘stage 2’; and financial assets for which there is objective evidence of impairment so are considered to be in default or otherwise credit impaired are in ‘stage 3’. Purchased or originated credit-impaired financial assets ('POCI') are treated differently as set out below.
Credit-impaired (stage 3)
The group determines that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether contractual payments of either principal or interest are past due for more than 90 days, there are other indications that the borrower is unlikely to pay such as that a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition, or the loan is otherwise considered to be in default.
If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore, the definitions of credit impaired and default are aligned as far as possible so that stage 3 represents all loans that are considered defaulted or otherwise credit-impaired.
Interest income is recognised by applying the effective interest rate to the amortised cost amount, i.e. gross carrying amount less
ECL allowance.
Write-off
Financial assets (and the related impairment allowances) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, this is generally after receipt of any proceeds from the realisation of security.
In circumstances where the net realisable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.
Forbearance
Loans are identified as forborne and classified as either performing or non-performing when the group modifies the contractual terms due to financial difficulty of the borrower. Non-performing forborne loans are stage 3 and classified as non-performing until they meet the cure criteria, as specified by applicable credit risk policy (for example, when the loan is no longer in default and no other indicators of default have been present for at least 12 months). Any amount written off as a result of any modification of contractual terms upon entering forbearance would not be reversed.
In 2022, the group adopted the EBA Guidelines on the application of definition of default for our retail portfolios, which affects credit risk policies and our reporting in respect of the status of loans as credit impaired principally due to forbearance (or curing thereof). Further details are provided under 'Forborne loans and advances' on page 57.
Performing forborne loans are initially stage 2 and remain classified as forborne until they meet applicable cure criteria (for example, they continue to not be in default and no other indicators of default are present for a period of at least 24 months). At this point, the loan is either stage 1 or stage 2 as determined by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms).
A forborne loan is derecognised if the existing agreement is cancelled and a new agreement is made on substantially different terms, or if the terms of an existing agreement are modified such that the forborne loan is a substantially different financial instrument. Any new loans that arise following derecognition events in these circumstances would generally be classified as POCI and will continue to be disclosed as forborne.
Loan modifications other than forborne loans
Loan modifications that are not identified as forborne are considered to be commercial restructurings. Where a commercial restructuring results in a modification (whether legalised through an amendment to the existing terms or the issuance of a new loan contract) such that HSBC’s rights to the cash flows under the original contract have expired, the old loan is derecognised and the new loan is recognised at fair value. The rights to cash flows are generally considered to have expired if the commercial restructure is at market rates and no payment-related concession has been provided. Modifications of certain higher credit risk wholesale loans are assessed for derecognition having regard to changes in contractual terms that either individually or in combination are judged to result in a substantially different financial instrument. Mandatory and general offer loan modifications that are not borrower specific, for example market-wide customer relief programmes generally do not result in derecognition, but their stage allocation is determined considering all available and supportable information under our ECL impairment policy. Changes made to these financial instruments that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change of the interest rate benchmark.

128	HSBC Bank plc

Significant increase in credit risk (stage 2)
An assessment of whether credit risk has increased significantly since initial recognition is performed at each reporting period by considering the change in the risk of default occurring over the remaining life of the financial instrument.
The assessment explicitly or implicitly compares the risk of default occurring at the reporting date compared with that at initial recognition, taking into account reasonable and supportable information, including information about past events, current conditions and future economic conditions. The assessment is unbiased, probability-weighted, and to the extent relevant, uses forward-looking information consistent with that used in the measurement of ECL. The analysis of credit risk is multifactor. The determination of whether a specific factor is relevant and its weight compared with other factors depends on the type of product, the characteristics of the financial instrument and the borrower, and the geographical region. Therefore, it is not possible to provide a single set of criteria that will determine what is considered to be a significant increase in credit risk and these criteria will differ for different types of lending, particularly between retail and wholesale. However, unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when 30 days past due. In addition, wholesale loans that are individually assessed, which are typically corporate and commercial customers, and included on a watch or worry list, are included in stage 2.
For wholesale portfolios, the quantitative comparison assesses default risk using a lifetime probability of default ('PD'), which encompasses a wide range of information including the obligor’s customer risk rating (‘CRR’), macro-economic condition forecasts and credit transition probabilities. For origination CRRs up to 3.3, significant increase in credit risk is measured by comparing the average PD for the remaining term estimated at origination with the equivalent estimation at reporting date. The quantitative measure of significance varies depending on the credit quality at origination as follows:

Origination CRR	Significance trigger – PD to increase by
0.1-1.2	15bps
2.1-3.3	30bps

For CRRs greater than 3.3 that are not impaired, a significant increase in credit risk is considered to have occurred when the origination PD has doubled. The significance of changes in PD was informed by expert credit risk judgement, referenced to historical credit migrations and to relative changes in external market rates.
For loans originated prior to the implementation of IFRS 9, the origination PD does not include adjustments to reflect expectations of future macroeconomic conditions since these are not available without the use of hindsight. In the absence of this data, origination PD must be approximated assuming through-the-cycle PDs and through-the-cycle migration probabilities, consistent with the instrument’s underlying modelling approach and the CRR at origination. For these loans, the quantitative comparison is supplemented with additional CRR deterioration-based thresholds, as set out in the table below:

Origination CRR	Additional significance criteria – number of CRR grade notches deterioration required to identify as significant credit deterioration (stage 2) (> or equal to)
0.1	5 notches
1.1–4.2	4 notches
4.3–5.1	3 notches
5.2–7.1	2 notches
7.2–8.2	1 notch
8.3	0 notch
Further information about the 23-grade scale used for CRR can be found on page 57.
For Retail portfolios, default risk is assessed using a reporting date 12-month PD derived from credit scores, which incorporate all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than
12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogenous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts are defined as accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold therefore identifies loans with a PD higher than would be expected from loans that are performing as originally expected and higher than that which would have been acceptable at origination. It therefore approximates a comparison of origination to reporting date PDs.
As additional data becomes available, the retail transfer criteria approach continues to be refined to utilise a more relative approach for certain portfolios. These enhancements take advantage of the increase in origination related data in the assessment of significant increases in credit risk by comparing remaining lifetime PD to the comparable remaining term lifetime PD at origination based on portfolio-specific origination segments. These enhancements resulted in significant migrations of loans to customers gross carrying amounts from stage 1 to stage 2, but did not have a significant impact on the overall ECL for these portfolios in 2022 due to low loan-to-value ratios.
Unimpaired and without significant increase in credit risk (stage 1)
ECL resulting from default events that are possible within the next 12 months (’12-month ECL’) are recognised for financial instruments that remain in stage 1.
Purchased or originated credit impaired
Financial assets that are purchased or originated at a deep discount that reflects the incurred credit losses are considered to be POCI. This population includes new financial instruments recognised in most cases following the derecognition of forborne loans. The amount of change in lifetime ECL for a POCI loan is recognised in profit or loss until the POCI loan is derecognised, even if the lifetime ECL are less than the amount of ECL included in the estimated cash flows on initial recognition.
Movement between stages
Financial assets can be transferred between the different categories (other than POCI) depending on their relative increase in credit risk since initial recognition. Financial instruments are transferred out of stage 2 if their credit risk is no longer considered to be significantly increased since initial recognition based on the assessments described above. In the case of non-performing forborne loans such financial instruments are transferred out of stage 3 when they no longer exhibit any evidence of credit impairment and meet the curing criteria as described above.

HSBC Bank plc	129

Notes on the Financial Statements
Measurement of ECL
The assessment of credit risk and the estimation of ECL are unbiased and probability-weighted, and incorporate all available information which is relevant to the assessment including information about past events, current conditions and reasonable and supportable forecasts of future events and economic conditions at the reporting date. In addition, the estimation of ECL should take into account the time value of money and considers other factors such as climate-related risks.
In general, HSBC calculates ECL using three main components, a probability of default ('PD'), a loss given default ('LGD') and the exposure at default (‘EAD’).
The 12-month ECL is calculated by multiplying the 12-month PD, LGD, and EAD. Lifetime ECL is calculated using the lifetime PD instead. The 12-month and lifetime PDs represent the probability of default occurring over the next 12 months and the remaining maturity of the instrument respectively.
The EAD represents the expected balance at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdowns of committed facilities. The LGD represents expected losses on the EAD given the event of default, taking into account, among other attributes, the mitigating effect of collateral value at the time it is expected to be realised and the time value of money.
HSBC makes use of the Basel II IRB framework where possible, with recalibration to meet the differing IFRS 9 requirements as set out in the following table:

Model	Regulatory capital	IFRS 9
PD
•Through the cycle (represents long-run average PD throughout a full economic cycle).
•The definition of default includes a backstop of 90+ days past due, although this has been modified to 180+ days past due for some portfolios, particularly UK and US mortgages.
•Point in time (based on current conditions, adjusted to take into account estimates of future conditions that will impact PD). •Default backstop of 90+ days past due for all portfolios.
EAD	•Cannot be lower than current balance	•Amortisation captured for term products
LGD
•Downturn LGD (consistent losses expected to be suffered during a severe but plausible economic downturn).
•Regulatory floors may apply to mitigate risk of underestimating downturn LGD due to lack of historical data.
•Discounted using cost of capital.
•All collection costs included.

•Expected LGD (based on estimate of loss given default including the expected impact of future economic conditions such as changes in value of collateral).
•No floors.
•Discounted using the original effective interest rate of the loan.
•Only costs associated with obtaining/selling collateral included.

Other		•Discounted back from point of default to balance sheet date.

While 12-month PDs are recalibrated from Basel models where possible, the lifetime PDs are determined by projecting the 12-month PD using a term structure. For the Wholesale methodology, the lifetime PD also takes into account credit migration, i.e. a customer migrating through the CRR bands over its life.
The ECL for Wholesale stage 3 is determined on an individual basis using a discounted cash flow (‘DCF’) methodology. The expected future cash flows are based on the credit risk officer’s estimates as of the reporting date, reflecting reasonable and supportable assumptions and projections of future recoveries and expected future receipts of interest. Collateral is taken into account if it is likely that the recovery of the outstanding amount will include realisation of collateral based on its estimated fair value of collateral at the time of expected realisation, less costs for obtaining and selling the collateral.
The cash flows are discounted at a reasonable approximation of the original effective interest rate. For significant cases, cash flows under four different scenarios are probability-weighted by reference to the economic scenarios applied more generally by HSBC Group and the judgement of the credit risk officer in relation to the likelihood of the workout strategy succeeding or receivership being required. For less significant cases, the effect of different economic scenarios and work-out strategies is approximated and applied as an adjustment to the most likely outcome.
Period over which ECL is measured
Expected credit loss is measured from the initial recognition of the financial asset. The maximum period considered when measuring ECL (be it 12-month or lifetime ECL) is the maximum contractual period over which HSBC is exposed to credit risk. However, where the financial instrument includes both a drawn and undrawn commitment and the contractual ability to demand repayment and cancel the undrawn commitment does not serve to limit HSBC’s exposure to credit risk to the contractual notice period, the contractual period does not determine the maximum period considered. Instead, ECL is measured over the period HSBC remains exposed to credit risk that is not mitigated by credit risk management actions. This applies to retail overdrafts and credit cards, where the period is the average time taken for stage 2 exposures to default or close as performing accounts, determined on a portfolio basis and ranging from between two and six years. In addition, for these facilities it is not possible to identify the ECL on the loan commitment component separately from the financial asset component. As a result, the total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision. For wholesale overdraft facilities, credit risk management actions are taken no less frequently than on an annual basis.
Forward-looking economic inputs
HSBC applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected loss in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in 'Measurement uncertainty and sensitivity analysis of ECL estimates' on page 64.

130	HSBC Bank plc

Critical accounting estimates and judgements

The calculation of the group’s ECL under IFRS 9 requires the group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates
•Defining what is considered to be a significant increase in credit risk.
•Selecting and calibrating the PD, LGD and EAD models, which support the calculations, including making reasonable and supportable judgements about how models react to current and future economic conditions.
•Selecting model inputs and economic forecasts, including determining whether sufficient and appropriately weighted economic forecasts are incorporated to calculate unbiased expected loss.
•Making management judgemental adjustments to account for late breaking events, model and data limitations and deficiencies, and expert credit judgements.
•Selecting applicable recovery strategies for certain wholesale credit-impaired loans.

•The section ‘Measurement uncertainty and sensitivity analysis of ECL estimates’, marked as audited from page 64 sets out the assumptions used in determining ECL, and provides an indication of the sensitivity of the result to the application of different weightings being applied to different economic assumptions.

(j)    Insurance contracts
A contract is classified as an insurance contract where the group accepts significant insurance risk from another party by agreeing to compensate that party on the occurrence of a specified uncertain future event. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant. In addition, the group issues investment contracts with discretionary participation features ('DPF') which are also accounted for as insurance contracts as required by IFRS 4 ‘Insurance Contracts’.
Net insurance premium income
Premiums for life insurance contracts are accounted for when receivable, except in unit-linked insurance contracts where premiums are accounted for when liabilities are established.
Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance contracts to which they relate.
Net insurance claims and benefits paid and movements in liabilities to policyholders
Gross insurance claims for life insurance contracts reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration.
Maturity claims are recognised when due for payment. Surrenders are recognised when paid or at an earlier date on which, following notification, the policy ceases to be included within the calculation of the related insurance liabilities. Death claims are recognised when notified.
Reinsurance recoveries are accounted for in the same period as the related claim.
Liabilities under insurance contracts
Liabilities under non-linked life insurance contracts are calculated by each life insurance operation based on local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, which is calculated by reference to the value of the relevant underlying funds or indices.
Future profit participation on insurance contracts with DPF
Where contracts provide discretionary profit participation benefits to policyholders, liabilities for these contracts include provisions for the future discretionary benefits to policyholders. These provisions reflect the actual performance of the investment portfolio to date and management’s expectation of the future performance of the assets backing the contracts, as well as other experience factors such as mortality, lapses and operational efficiency, where appropriate. The benefits to policyholders may be determined by the contractual terms, regulation or past distribution policy.
Investment contracts with DPF
While investment contracts with DPF are financial instruments, they continue to be treated as insurance contracts as required by IFRS 4. The group therefore recognises the premiums for these contracts as revenue and recognises as an expense the resulting increase in the carrying amount of the liability.
In the case of net unrealised investment gains on these contracts, whose discretionary benefits principally reflect the actual performance of the investment portfolio, the corresponding increase in the liabilities is recognised in either the income statement or other comprehensive income, following the treatment of the unrealised gains on the relevant assets. In the case of net unrealised losses, a deferred participating asset is recognised only to the extent that its recoverability is highly probable. Movements in the liabilities arising from realised gains and losses on relevant assets are recognised in the income statement.
Present value of in-force long-term insurance business
The group recognises the value placed on insurance contracts, and investment contracts with DPF, that are classified as long-term and in-force at the balance sheet date, as an asset. The asset represents the present value of the equity holders’ interest in the issuing insurance companies’ profits expected to emerge from these contracts written at the balance sheet date. The present value of in-force long-term insurance business (‘PVIF’) is determined by discounting those expected future profits using appropriate assumptions in assessing factors such as future mortality, lapse rates and levels of expenses, and a risk discount rate that reflects the risk premium attributable to the respective contracts. The PVIF incorporates allowances for both non-market risk and the value of financial options and guarantees. The PVIF asset is presented gross of attributable tax in the balance sheet and movements in the PVIF asset are included in ‘Other operating income’ on a gross of tax basis.

HSBC Bank plc	131

Notes on the Financial Statements
(k)    Employee compensation and benefits
Share-based payments
The group enters into both equity-settled and cash-settled share-based payment arrangements with its employees as compensation for the provision of their services. The vesting period for these schemes may commence before the legal grant date if the employees have started to render services in respect of the award before the legal grant date, where there is a shared understanding of the terms and conditions of the arrangement. Expenses are recognised when the employee starts to render service to which the award relates.
Cancellations result from the failure to meet a non-vesting condition during the vesting period, and are treated as an acceleration of vesting recognised immediately in the income statement. Failure to meet a vesting condition by the employee is not treated as a cancellation, and the amount of expense recognised for the award is adjusted to reflect the number of awards expected to vest.
Post-employment benefit plans
The group operates a number of pension schemes including defined benefit, defined contribution and post-employment benefit schemes.
Payments to defined contribution schemes are charged as an expense as the employees render service.
Defined benefit pension obligations are calculated using the projected unit credit method. The net charge to the income statement mainly comprises the service cost and the net interest on the net defined benefit asset or liability, and is presented in operating expenses.
Remeasurements of the net defined benefit asset or liability, which comprise actuarial gains and losses, return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The net defined benefit asset or liability represents the present value of defined benefit obligations reduced by the fair value of plan assets, after applying the asset ceiling test, where the net defined benefit surplus is limited to the present value of available refunds and reductions in future contributions to the plan.
The costs of obligations arising from other post-employment plans are accounted for on the same basis as defined benefit pension plans.
(l)    Tax
Income tax comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case the tax is recognised in the same statement in which the related item appears.
Current tax is the tax expected to be payable on the taxable profit for the year and on any adjustment to tax payable in respect of previous years. The group provides for potential current tax liabilities that may arise on the basis of the amounts expected to be paid to the tax authorities. Payments associated with any incremental base erosion and anti-abuse tax are reflected in tax expense in the period incurred.
Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the balance sheet, and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax is calculated using the tax rates expected to apply in the periods as the assets will be realised or the liabilities settled.
In assessing the probability and sufficiency of future taxable profit, we consider the availability of evidence to support the recognition of deferred tax assets. taking into account the inherent risks in long-term forecasting, including climate change-related, and drivers of recent history of tax losses where applicable. We also consider the future reversal of existing taxable temporary differences and tax planning strategies, including corporate reorganisations.
Current and deferred tax are calculated based on tax rates and laws enacted, or substantively enacted, by the balance sheet date.
Critical accounting judgements

The recognition of deferred tax assets depends on judgements and estimates
Judgements	Estimates
•Specific judgements supporting deferred tax assets are described in Note 7.	The recognition of deferred tax assets is sensitive to estimates of future cash flows projected for periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of cash flows thereafter, on which forecasts of future taxable profit are based, and which affect the expected recovery periods and the pattern of utilisation of tax losses and tax credits.
The Group does not consider there to be a significant risk of a material adjustment to the carrying amount of the deferred tax assets in the next financial year but does consider this to be an area that is inherently judgemental.
(m)    Provisions, contingent liabilities and guarantees
Provisions
Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation that has arisen as a result of past events and for which a reliable estimate can be made.

132	HSBC Bank plc

Critical accounting estimates and judgements

The recognition and measurement of provisions requires the group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates
•Determining whether a present obligation exists. Professional advice is taken on the assessment of litigation and similar obligations.
•Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised, revising previous estimates as appropriate. At more advanced stages, it is typically easier to make estimates around a better defined set of possible outcomes.

•Provisions for legal proceedings and regulatory matters remain very sensitive to the assumptions used in the estimate. There could be a wider range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result, it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions, because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved.

Contingent liabilities, contractual commitments and guarantees
Contingent liabilities
Contingent liabilities, which include certain guarantees and letters of credit pledged as collateral security, and contingent liabilities related to legal proceedings or regulatory matters, are not recognised in the financial statements but are disclosed unless the probability of settlement is remote.
Financial guarantee contracts
Liabilities under financial guarantee contracts that are not classified as insurance contracts are recorded initially at their fair value, which is generally the fee received or present value of the fee receivable.
The bank has issued financial guarantees and similar contracts to other group entities. The group elects to account for certain guarantees as insurance contracts in the bank’s financial statements, in which case they are measured and recognised as insurance liabilities. This election is made on a contract by contract basis, and is irrevocable.
(n)    Impairment of non-financial assets
Software under development is tested for impairment at least annually. Other non-financial assets are property, plant and equipment, intangible assets (excluding goodwill) and right-of-use assets. They are tested for impairment at the individual asset level when there is indication of impairment at that level, or at the CGU level for assets that do not have a recoverable amount at the individual asset level. In addition, impairment is also tested at the CGU level when there is indication of impairment at that level. For this purpose, CGUs are considered to be the principal operating legal entities divided by global business.
Impairment testing compares the carrying amount of the non-financial asset or CGU with its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The carrying amount of a CGU comprises the carrying value of its assets and liabilities, including non-financial assets that are directly attributable to it and non-financial assets that can be allocated to it on a reasonable and consistent basis. Non-financial assets that cannot be allocated to an individual CGU are tested for impairment at an appropriate grouping of CGUs. The recoverable amount of the CGU is the higher of the fair value less costs of disposal of the CGU, which is determined by independent and qualified valuers where relevant, and the value in use, which is calculated based on appropriate inputs. When the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognised in the income statement to the extent that the impairment can be allocated on a pro-rata basis to the non-financial assets by reducing their carrying amounts to the higher of their respective individual recoverable amount or nil. Impairment is not allocated to the financial assets in a CGU.
Impairment loss recognised in prior periods for non-financial assets is reversed when there has been a change in the estimate used to determine the recoverable amount. The impairment loss is reversed to the extent that the carrying amount of the non-financial assets would not exceed the amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised in prior periods.
(o)    Non-current assets and disposal groups held for sale
HSBC classifies non-current assets or disposal groups (including assets and liabilities) as held for sale when their carrying amounts will be recovered principally through sale rather than through continuing use. To be classified as held for sale, the non-current asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups), and the sale must be highly probable. For a sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group) and an active programme to locate a buyer and complete the plan must have been initiated. Further, the asset (or disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify as a completed sale within one year from the date of classification and actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Held-for-sale assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell except for those assets and liabilities that are not within the scope of the measurement requirements of IFRS 5. If the carrying amount of the non-current asset (or disposal group) is greater than the fair value less costs to sell, an impairment loss for any initial or subsequent write down of the asset or disposal group to fair value less costs to sell is recognised. Any such impairment loss is first allocated against the non-current assets that are in scope of IFRS 5 for measurement. This first reduces the carrying amount of any goodwill allocated to the disposal group, and then to the other assets of the disposal group pro rata on the basis of the carrying amount of each asset in the disposal group. Thereafter, any impairment loss in excess of the carrying value of the non-current assets in scope of IFRS 5 for measurement is recognised against the total assets of the disposal group.

HSBC Bank plc	133

Notes on the Financial Statements
Critical accounting estimates and judgements

The classification as held for sale depends on certain judgements
Judgements
Management judgement is required in determining whether the IFRS 5 held for sale criteria are met, including whether a sale is highly probable and expected to complete within one year of classification. The exercise of judgement will normally consider the likelihood of successfully securing any necessary regulatory or political approvals which are almost always required for sales of banking businesses. For large and complex plans judgement will also include an assessment of the enforceability of any binding sale agreement, the nature and magnitude of any disincentives for non-performance, and the ability of the counterparty to undertake necessary pre-completion preparatory work, comply with conditions precedent, and otherwise be able to comply with contractual undertakings to achieve completion within the expected timescale. Once classified as held for sale, judgement is required to be applied on a continuous basis to ensure that classification remains appropriate in future accounting periods.

2	Net fee income

Net fee income by product type
	2022	2021	2020
	£m	£m	£m
Account services	302	271	239
Funds under management	433	465	424
Cards	56	44	44
Credit facilities	235	246	250
Broking income	354	368	369
Imports/exports	44	40	41
Remittances	101	84	62
Underwriting	171	286	360
Global custody	203	200	220
Corporate finance	124	132	85
Securities others — (including stock lending)	81	76	—
Trust income	49	43	45
Other	453	451	535
Fee income	2,606	2,706	2,674
Less: fee expense	(1,345)	(1,293)	(1,274)
Net fee income	1,261	1,413	1,400

Net fee income by global business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 Dec 2022
Fee income	1,301	817	70	425	592	(599)	2,606
Less: fee expense	(1,439)	(173)	(55)	(26)	(246)	594	(1,345)
Net fee income	(138)	644	15	399	346	(5)	1,261

Year ended 31 Dec 2021
Fee income	1,251	861	89	415	633	(543)	2,706
Less: fee expense	(1,245)	(188)	(83)	(54)	(255)	532	(1,293)
Net fee income	6	673	6	361	378	(11)	1,413

Year ended 31 Dec 2020
Fee income	1,243	857	94	407	603	(530)	2,674
Less: fee expense	(1,209)	(172)	(123)	(51)	(245)	526	(1,274)
Net fee income	34	685	(29)	356	358	(4)	1,400

Net fee income includes £778m of fees earned on financial assets that are not at fair value through profit or loss (other than amounts included in determining the effective interest rate) (2021: £935m; 2020 £883m), £229m of fees payable on financial liabilities that are not at fair value through profit of loss (other than amounts included in determining the effective interest rate) (2021: £221m; 2020: £176m), £687m of fees earned on trust and other fiduciary activities (2021: £709m; 2020: £688m), and £69m of fees payable relating to trust and other fiduciary activities (2021: £61m; 2020 £68m).

134	HSBC Bank plc

3	Net income from financial instruments measured at fair value through profit or loss

	2022	2021	2020
	£m	£m	£m
Net income arising on:
Net Trading activities	(2,840)	3	1,948
Other instruments managed on a fair value basis	5,715	1,730	(190)
Net income from financial instruments held for trading or managed on a fair value basis	2,875	1,733	1,758
Financial assets held to meet liabilities under insurance and investment contracts	(1,436)	1,305	290
Liabilities to customers under investment contracts	67	(91)	(36)
Net (expense)/income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,369)	1,214	254
Derivatives managed in conjunction with the group's issued debt securities	(736)	(337)	112
Other changes in fair value	838	329	(95)
Changes in fair value of designated debt and related derivatives	102	(8)	17
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	143	493	285
Year ended 31 Dec	1,751	3,432	2,314

4	Insurance business

Net insurance premium income
	Non-linked insurance	Linked life insurance	Investment contracts with DPF[1]	Total
	£m	£m	£m	£m
Gross insurance premium income	214	432	1,238	1,884
Reinsurers’ share of gross insurance premium income	(96)	(1)	—	(97)
Year ended 31 Dec 2022	118	431	1,238	1,787

Gross insurance premium income	218	429	1,360	2,007
Reinsurers’ share of gross insurance premium income	(100)	(1)	—	(101)
Year ended 31 Dec 2021	118	428	1,360	1,906

Gross insurance premium income	205	274	1,185	1,664
Reinsurers’ share of gross insurance premium income	(100)	(5)	—	(105)
Year ended 31 Dec 2020	105	269	1,185	1,559
1    Discretionary participation features.

Net insurance claims and benefits paid and movement in liabilities to policyholders
	Non-linked insurance	Linked life insurance	Investment contracts with DPF[1]	Total
	£m	£m	£m	£m
Gross claims and benefits paid and movement in liabilities	44	238	177	459
– claims, benefits and surrenders paid	122	129	1,491	1,742
– movement in liabilities	(78)	109	(1,314)	(1,283)
Reinsurers’ share of claims and benefits paid and movement in liabilities	(64)	11	—	(53)
– claims, benefits and surrenders paid	(57)	(2)	—	(59)
– movement in liabilities	(7)	13	—	6
Year ended 31 Dec 2022	(20)	249	177	406

Gross claims and benefits paid and movement in liabilities	120	550	2,420	3,090
– claims, benefits and surrenders paid	126	106	1,554	1,786
– movement in liabilities	(6)	444	866	1,304
Reinsurers’ share of claims and benefits paid and movement in liabilities	(45)	(6)	—	(51)
– claims, benefits and surrenders paid	(68)	(1)	—	(69)
– movement in liabilities	23	(5)	—	18
Year ended 31 Dec 2021	75	544	2,420	3,039

Gross claims and benefits paid and movement in liabilities	143	300	1,404	1,847
– claims, benefits and surrenders paid	102	93	1,578	1,773
– movement in liabilities	41	207	(174)	74
Reinsurers’ share of claims and benefits paid and movement in liabilities	(64)	—	—	(64)
– claims, benefits and surrenders paid	(62)	(3)	—	(65)
– movement in liabilities	(2)	3	—	1
Year ended 31 Dec 2020	79	300	1,404	1,783
1    Discretionary participation features.

HSBC Bank plc	135

Notes on the Financial Statements

Liabilities under insurance contracts
	Non-linked insurance	Linked life insurance	Investment contracts with DPF[1]	Total
	£m	£m	£m	£m
Gross liabilities under insurance contracts at 1 Jan 2022	556	1,938	19,770	22,264
Claims and benefits paid	(122)	(129)	(1,491)	(1,742)
Increase in liabilities to policyholders	44	238	177	459
Exchange differences and other movements[2]	20	15	(1,029)	(994)
Gross liabilities under insurance contracts at 31 Dec 2022	498	2,062	17,427	19,987
Reinsurers’ share of liabilities under insurance contracts	(100)	(40)	—	(140)
Net liabilities under insurance contracts at 31 Dec 2022	398	2,022	17,427	19,847

Gross liabilities under insurance contracts at 1 Jan 2021	594	1,512	20,710	22,816
Claims and benefits paid	(126)	(106)	(1,554)	(1,786)
Increase in liabilities to policyholders	120	550	2,420	3,090
Exchange differences and other movements[2]	(32)	(18)	(1,806)	(1,856)
Gross liabilities under insurance contracts at 31 Dec 2021	556	1,938	19,770	22,264
Reinsurers‘ share of liabilities under insurance contracts	(93)	(53)	—	(146)
Net liabilities under insurance contracts at 31 Dec 2021	463	1,885	19,770	22,118

Gross liabilities under insurance contracts at 1 Jan 2020	576	1,295	19,638	21,509
Claims and benefits paid	(102)	(93)	(1,578)	(1,773)
Increase in liabilities to policyholders	143	300	1,404	1,847
Exchange differences and other movements[2]	(23)	10	1,246	1,233
Gross liabilities under insurance contracts at 31 Dec 2020	594	1,512	20,710	22,816
Reinsurers‘ share of liabilities under insurance contracts	(118)	(47)	—	(165)
Net liabilities under insurance contracts at 31 Dec 2020	476	1,465	20,710	22,651
1Discretionary participation features.
2'Exchange differences and other movements’ includes movements in liabilities arising from net unrealised investment gains recognised in other comprehensive income.
The key factors contributing to the movement in liabilities to policyholders included movement in the market value of assets supporting policyholder liabilities, death claims, surrenders, lapses, new business, the declaration of bonuses and other amounts attributable to policyholders.

5	Employee compensation and benefits

	2022	2021	2020
	£m	£m	£m
Wages and salaries	1,423	1,609	1,917
Social security costs	282	341	367
Post-employment benefits[1]	57	73	56
Year ended 31 Dec	1,762	2,023	2,340
1    Includes £42m (2021: £37m; 2020: £36m) in employer contributions to the defined contribution pension plans.

Average number of persons employed by the group during the year by global business[1]
	2022	2021	2020
MSS	3,722	4,322	4,590
GB	2,155	2,458	2,857
GBM Other	81	140	158
CMB	2,748	3,023	3,396
WPB	6,484	6,709	6,807
Corporate Centre	215	171	58
Year ended 31 Dec	15,405	16,823	17,866
1    Average numbers of headcount in corporate centre are allocated in respective businesses on the basis of amounts charged to the respective global businesses.

Average number of persons employed by the group during the year by country
	2022	2021	2020
UK	2,635	3,145	3,061
France	7,163	7,713	8,249
Germany	2,579	2,732	2,995
Others	3,028	3,233	3,561
Year ended 31 Dec	15,405	16,823	17,866

136	HSBC Bank plc

Share-based payments
'Wages and salaries’ includes the effect of share-based payments arrangements, of which £45m were equity settled (2021: £96m; 2020: £76m), as follows:

	2022	2021	2020
	£m	£m	£m
Restricted share awards	45	96	77
Savings-related and other share award option plans	1	1	2
Year ended 31 Dec	46	97	79

HSBC share awards
Award	Policy
Deferred share awards (including annual incentive awards, long-term incentive ('LTI') awards delivered in shares) and Group Performance Share Plan ('GPSP')
•An assessment of performance over the relevant period ending on 31 December is used to determine the amount of the award to be granted.
•Deferred awards generally require employees to remain in employment over the vesting period and are generally not subject to performance conditions after the grant date. An exception to these are the LTI awards, which are subject to performance conditions.
•Deferred share awards generally vest over a period of three, four, five or seven years.
•Vested shares may be subject to a retention requirement post-vesting.
•Awards are subject to malus and clawback.

International Employee Share Purchase Plan (‘ShareMatch’)
•The plan was first introduced in Hong Kong in 2013 and now includes employees based in 31 jurisdictions.
•Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
•Matching awards are added at a ratio of one free share for every three purchased.
•Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

Movement on HSBC share awards
	2022	2021	2020
	Number	Number	Number
	(000s)	(000s)	(000s)
Restricted share awards outstanding at 1 Jan	21,828	24,367	24,578
Additions during the year[1]	11,651	15,479	16,823
Released in the year[1]	(12,279)	(16,690)	(16,024)
Forfeited in the year	(746)	(1,328)	(1,010)
Restricted share awards outstanding at 31 Dec	20,454	21,828	24,367
Weighted average fair value of awards granted (£)	4.96	4.49	5.58
1    Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
•From 2014, eligible employees for the UK plan can save up to £500 per month with the option to use the savings to acquire shares.
•These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three years or five years contract, respectively.
•The exercise price is set at a 20% (2021: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

HSBC Bank plc	137

Notes on the Financial Statements

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2022	6,936	2.87
Granted during the year[2]	(179)	3.96
Exercised during the year	(173)	3.36
Expired during the year	(177)	4.72
Forfeited during the year	(625)	2.98
Outstanding at 31 Dec 2022	5,782	2.91
Weighted average remaining contractual life (years)	2.18

Outstanding at 1 Jan 2021	7,206	2.96
Granted during the year[2]	984	3.25
Exercised during the year	(227)	3.97
Expired during the year	(99)	4.70
Forfeited during the year	(928)	3.68
Outstanding at 31 Dec 2021	6,936	2.87
Weighted average remaining contractual life (years)	2.98

Outstanding at 1 Jan 2020	4,245	4.78
Granted during the year[2]	5,909	2.56
Exercised during the year	(107)	4.43
Expired during the year	(78)	4.64
Forfeited during the year	(2,763)	4.79
Outstanding at 31 Dec 2020	7,206	2.96
Weighted average remaining contractual life (years)	3.64
1    Weighted average exercise price.
2    Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.
Post-employment benefit plans
We operate a number of pension plans throughout Europe for our employees. Some are defined benefit plans, of which HSBC Trinkaus & Burkhardt Pension Plan is the most prominent within the group.
The group’s balance sheet includes the net surplus or deficit, being the difference between the fair value of plan assets and the discounted value of scheme liabilities at the balance sheet date for each plan. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future, or through potential future refunds from the schemes. In assessing whether a surplus is recoverable, the group has considered its current right to obtain a future refund or a reduction in future contributions together with the rights of third parties such as trustees.
HSBC Trinkaus & Burkhardt Pension Plan
The plan is a final salary scheme and is calculated based on the employee length of service multiplied by a predefined benefit accrual and earnings. The pension is paid when the benefit falls due and is a specified pension payment, lump-sum or combination thereof. The plan is overseen by an independent corporate trustee, who has a fiduciary responsibility for the operation of the plan. Its assets are held separately from the assets of the group.
The strategic aim of the investment is to achieve, as continuously as possible, an increase in value over time. For this purpose, the fund invests mainly in government bonds, corporate bonds, investment funds and equities. It invests predominantly in developed regions. Overall, emphasis is placed on having a high degree of diversification.
Plan assets were created to fund the pension obligations and separated through what is known as a contractual trust agreement ('CTA'). HSBC Trinkaus Vermögenstreu¬händer e. V. and HSBC Trinkaus Mitarbeitertreuhänder e. V. assume the role of trustee. Active members of the trustee constitute members of the Management Board, of the Supervisory Board and Bank employees.
The Bank regularly aims to comprehensively finance the committed benefits externally. There is no obligation to allocate contributions to the CTA. The Bank is entitled to assets that are not needed to fund the committed benefits. No further additions to the plan assets are envisaged at the present time.
In accordance with the Memorandum and Articles of Association, the revenues may only be used, for example, for pension payments or for reinvestment. Similarly, withdrawals may only be made in accordance with the Memorandum and Articles of Association. In so far as the benefits are directly committed and there is a shortfall in the CTA, provisions are created for these.
The latest measurement of the defined benefit obligation of the plan at 31 December 2022 was carried out by Tim Voetmann and Hans-Peter Kieselmann, at Willis Towers Watson GmbH, who are Fellows of the German Association of Actuaries ('DAV'), using the projected unit credit method. The next measurement will have an effective date of 31 December 2023.

138	HSBC Bank plc

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Total
	£m	£m	£m
Defined benefit pension plans	534	(531)	3
Defined benefit healthcare plans	—	(51)	(51)
At 31 Dec 2022	534	(582)	(48)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(121)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			73

Defined benefit pension plans	668	(742)	(74)
Defined benefit healthcare plans	—	(68)	(68)
At 31 Dec 2021	668	(810)	(142)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(196)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			54
Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Net defined benefit asset/(liability)
	HSBC Trinkaus & Burkhardt Pension Plan[2]	Other plans	HSBC Trinkaus & Burkhardt Pension Plan[2]	Other plans	HSBC Trinkaus & Burkhardt Pension Plan[2]	Other plans
	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	434	234	(438)	(304)	(4)	(70)
Service cost	—	—	4	(8)	4	(8)
– current service cost	—	—	3	(9)	3	(9)
– past service cost and gains from settlements	—	—	1	1	1	1
Net interest income/(cost) on the net defined benefit asset/(liability)	(3)	5	(4)	(5)	(7)	—
Remeasurement effects recognised in other comprehensive income	(51)	(99)	94	98	43	(1)
– return on plan assets (excluding interest income)	(51)	(99)	—	—	(51)	(99)
– actuarial gains/(losses) financial assumptions	—	—	94	106	94	106
– actuarial gains/(losses) demographic assumptions	—	—	—	(2)	—	(2)
– actuarial gains/(losses) experience assumptions	—	—	—	(6)	—	(6)
– other changes	—	—	—	—	—	—
Exchange differences	22	1	(20)	(3)	2	(2)
Benefits paid	—	(7)	10	13	10	6
Other movements[1]	3	(5)	(3)	35	—	30
At 31 Dec 2022	405	129	(357)	(174)	48	(45)

At 1 Jan 2021	435	258	(489)	(387)	(54)	(129)
Service cost	—	—	(7)	(27)	(7)	(27)
– current service cost	—	—	(8)	(11)	(8)	(11)
– past service cost and gains from settlements	—	—	1	(16)	1	(16)
Net interest income/(cost) on the net defined benefit asset/(liability)	3	4	(3)	(3)	—	1
Remeasurement effects recognised in other comprehensive income	17	(2)	26	16	43	14
– return on plan assets (excluding interest income)	17	(2)	—	—	17	(2)
– actuarial gains/(losses) financial assumptions	—	—	26	7	26	7
– actuarial gains/(losses) demographic assumptions	—	—	—	—	—	—
– actuarial gains/(losses) experience assumptions	—	—	—	9	—	9
– other changes	—	—	—	—	—	—
Exchange differences	(28)	(1)	29	9	1	8
Benefits paid	—	(15)	10	19	10	4
Other movements[1]	7	(10)	(4)	69	3	59
At 31 Dec 2021	434	234	(438)	(304)	(4)	(70)
1    Other movements include contributions by the group, contributions by employees, administrative costs and tax paid by plan.
2    The HSBC Trinkaus & Burkhardt Pension Plan and its comparatives have been disclosed as it is considered to be a prominent plan within the group. Figures disclosed comprise this prominent plan and other plans in Germany.

HSBC Bank plc	139

Notes on the Financial Statements
HSBC Trinkaus & Burkhardt GmbH has not made contributions to the HSBC Trinkaus & Burkhardt Pension Plan during 2022. Benefits expected to be paid from the HSBC Trinkaus & Burkhardt Pension Plan to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2023	2024	2025	2026	2027	2028-2032
	£m	£m	£m	£m	£m	£m
HSBC Trinkaus & Burkhardt Pension Plan[1]	11	10	12	11	12	66
1    The duration of the defined benefit obligation is 13.7 Years for the HSBC Trinkaus & Burkhardt Pension Plan under the disclosure assumptions adopted (2021: 17.1).

Fair value of plan assets by asset classes
	31 Dec 2022				31 Dec 2021
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC
	£m	£m	£m	£m	£m	£m	£m	£m
HSBC Trinkaus & Burkhardt Pension Plan
Fair value of plan assets	405	352	53	—	434	377	57	—
– equities	8	8	—	—	11	11	—	—
– bonds	199	199	—	—	112	112	—	—
– other	198	145	53	—	311	254	57	—
Post-employment defined benefit plans’ principal actuarial financial assumptions
The group determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions
	Discount rate	Inflation rate	Rate of increase for pensions	Rate of pay increase
	%	%	%	%
HSBC Trinkaus & Burkhardt Pension Plan
At 31 Dec 2022	3.71	2.25	2.25	2.25
At 31 Dec 2021	1.14	1.75	1.75	1.75

Mortality tables and average life expectancy at age 60
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40
HSBC Trinkaus & Burkhardt Pension Plan
At 31 Dec 2022	RT 2018G1[1]	25.2	28.2	28.9	31.2
At 31 Dec 2021[2]	RT 2018G1[1]	20.6	23.4	24.0	26.3
1    Heubeck tables: RT 2018G. These are generally accepted and used mortality tables for occupational pension plans in Germany, taking into account future mortality improvements and lighter mortality for higher-paid pensioners.
2    2021 data provided based on Heubeck tables for Life expectancy at age 65 for male/female members currently aged 65 or 45.

The effect of changes in key assumptions
	HSBC Trinkaus & Burkhardt Pension Plan Obligation
	Financial impact of increase			Financial impact of decrease
	2022	2021	2020	2022	2021	2020
	£m	£m	£m	£m	£m	£m
Discount rate – increase/decrease of 0.25%	(7)	(13)	(15)	8	13	16
Inflation rate – increase/decrease of 0.25%	7	11	16	(5)	(9)	(12)
Pension payments and deferred pensions – increase/decrease of 0.25%	5	9	10	(5)	(8)	(10)
Pay – increase/decrease of 0.25%	1	2	4	(1)	(2)	(4)
Change in mortality – increase of 1 Year	10	16	19	N/A	N/A	N/A
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this in unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit asset recognised in the balance sheet. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

140	HSBC Bank plc

Directors’ emoluments
The aggregate emoluments of the Directors of the bank, computed in accordance with the Companies Act 2006 as amended by statutory instrument 2008 No.410, were:

	2022	2021	2020
	£000	£000	£000
Fees[1]	1,410	1,525	1,256
Salaries and other emoluments[2]	2,294	3,569	2,321
Annual incentives[3]	979	694	576
Long-term incentives[4]	779	511	727
Year ended 31 Dec	5,462	6,299	4,880
1    Fees paid to non-executive Directors.
2    Salaries and other emoluments include Fixed Pay Allowances.
3    Discretionary annual incentives for executive Directors are based on a combination of individual and corporate performance, and are determined by the Remuneration Committee of the bank’s parent company, HSBC Holdings plc. Incentive awards made to executive directors are delivered in the form of cash and HSBC Holdings plc shares. The total amount shown is comprised of £489,285 (2021: £346,959) in cash and £489,285 (2021: £346,959) in Restricted Shares, which is the upfront portion of the annual incentive granted in respect of performance year 2022.
4    The amount shown is comprised of £380,893 (2021: £274,177) in deferred cash, £398,162 (2021: £237,259) in deferred Restricted Shares. These amounts relate to the portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2022. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The deferred share awards are subject to at least a six-month retention period upon vesting. Details of the Plans are contained within the Directors’ Remuneration Report of HSBC Holdings plc. The cost of any awards subject to service conditions under the HSBC Share Plan 2011 are recognised through an annual charge based on the fair value of the awards, apportioned over the period of service to which the award relates.

No Director exercised share options over HSBC Holdings plc ordinary shares during the year.
No Director is accruing retirement benefits under a money purchase scheme in respect of Directors’ qualifying services (2021: one Director).
In addition, there were payments during 2022 under unfunded retirement benefit agreements to former Directors of £394,334 (2021: £396,363). The provision at 31 December 2022 in respect of unfunded pension obligations to former Directors amounted to £4,286,951 (2021: £5,387,505).
Of these aggregate figures, the following amounts are attributable to the highest paid Director:

	2022	2021	2020
	£000	£000	£000
Salaries and other emoluments	1,641	1,399	1,392
Annual incentives[1]	859	558	417
Long-term incentives[2]	677	390	677
Year ended 31 Dec	3,177	2,347	2,486
1    Awards made to the highest paid Director are delivered in the form of cash and HSBC Holdings plc shares. The amount shown comprises £429,285 (2021: £279,225) in cash and £429,285 (2021: £279,225) in Restricted Shares.
2    The amount shown comprises £330,687 (2021: £209,492) in deferred cash, £345,818 (2021: £180,147) in deferred Restricted Shares. These amounts relate to a portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2022. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The share awards are subject to a six-month retention period upon vesting.
No pension contributions were made by the bank in respect of services by the highest paid Director during the year     (2021: £0).

HSBC Bank plc	141

Notes on the Financial Statements

6	Auditors’ remuneration

	2022	2021	2020
	£m	£m	£m
Audit fees payable to PwC	11.3	10.4	11.3
Other audit fees payable	0.7	0.4	0.4
Year ended 31 Dec	12.0	10.8	11.7

Fees payable by the group to PwC
	2022	2021	2020
	£m	£m	£m
Fees for HSBC Bank plc‘s statutory audit[1]	5.5	4.8	5.3
Fees for other services provided to the group	15.6	14.3	13.1
– audit of the group‘s subsidiaries[2]	5.8	5.6	6.0
– audit-related assurance services[3]	5.3	5.7	4.2
– other assurance services[4]	4.5	3.0	2.9
Year ended 31 Dec	21.1	19.1	18.4
1Fees payable to PwC for the statutory audit of the consolidated financial statements of the group. They exclude amounts payable for the statutory audit of the bank’s subsidiaries which have been included in ‘Fees for other services provided to the group’.
2Including fees payable to PwC for the statutory audit of the bank’s subsidiaries.
3Including services for assurance and other services that relate to statutory and regulatory filings, including interim reviews.
4Including permitted services relating to attestation reports on internal controls of a service organisation primarily prepared for and used by third-party end user, including comfort letters.
Fees payable for non-audit services for HSBC Bank plc are not disclosed separately because such fees are disclosed on a consolidated basis for the group.

7	Tax

Tax expense
	2022	2021	2020
	£m	£m	£m
Current tax	(283)	(187)	195
– for this year	(243)	(245)	186
– adjustments in respect of prior years	(40)	58	9
Deferred tax	(278)	164	(331)
– origination and reversal of temporary differences	(444)	248	(339)
– effect of changes in tax rates	33	(56)	(26)
– adjustments in respect of prior years	133	(28)	34
Year ended 31 Dec[1]	(561)	(23)	(136)
1    In addition to amounts recorded in the income statement, a tax credit of £393m (2021: credit of £135m; 2020 charge of £135m) was recorded directly to equity.
The group’s profits are taxed at different rates depending on the country in which the profits arise. The key applicable corporate tax rates in 2022 included the UK and France. The UK tax rate applying to HSBC Bank plc and its banking subsidiaries was 27% (2021: 27%), comprising 19% corporation tax plus 8% surcharge on UK banking profits. The applicable tax rate in France was 26% (2021: 28%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.
During 2022, legislation was enacted to reduce the UK banking surcharge rate from 8% to 3% from 1 April 2023, decreasing the tax credit for 2021 by £33m due to the remeasurement of deferred tax balances. The main rate of UK corporation tax will increase from 19% to 25% from 1 April 2023.
In December 2021, the OECD published model rules that provided a template for countries to implement a new global minimum tax rate of 15%. These rules are due to be effective from 2024. In January 2022, the UK government opened a consultation on how the UK implements the rules. The impact on HSBC will depend on exactly how the UK implements the model rules, as well as the profitability and local tax liabilities of HSBC’s operations in each tax jurisdiction from 2024. In addition, potential changes to tax legislation and tax rates in the countries and territories in which we operate could increase our effective tax rate in the future.

142	HSBC Bank plc

Tax reconciliation
The tax charged to the income statement differs from the tax expense that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2022		2021		2020
	£m	%	£m	%	£m	%
(Loss)/profit before tax	(959)		1,023		(1,615)
Tax expense
Taxation at UK corporation tax rate	(182)	19.0	194	19.0	(307)	19.0
Impact of taxing overseas profits at different rates	(75)	7.8	7	0.7	(75)	4.6
UK banking surcharge	(47)	4.9	(2)	(0.2)	(100)	6.2
Items increasing the tax charge in 2022:
– adjustment in respect of prior years	93	(9.7)	30	2.9	45	(2.8)
– UK and European Bank levies	50	(5.2)	72	7.0	31	(1.9)
– impact of held for sale adjustments	47	(4.9)	—	—	—	—
– adjustment to deferred tax on insurance contracts	36	(3.8)	—	—	—	—
– impact of changes in tax rates	33	(3.4)	(56)	(5.5)	(26)	1.6
– effect of profits in associates and joint ventures	5	(0.5)	(43)	(4.2)	(3)	0.2
– local taxes and overseas withholding taxes	4	(0.4)	(4)	(0.4)	49	(3.0)
– impact of temporary differences between French tax returns and IFRS	—	—	324	31.7	—	—
– other	1	(0.1)	(34)	(3.4)	34	(2.1)
Items reducing the tax charge in 2022:
– movements in unrecognised deferred tax	(268)	27.9	(47)	(4.6)	321	(19.9)
– movement in uncertain tax positions	(110)	11.5	5	0.5	1	(0.1)
– non-taxable income and gains	(93)	9.7	(92)	(9.0)	(55)	3.4
– deductions for AT1 coupon payments	(55)	5.7	(53)	(5.2)	(51)	3.2
– tax impact of planned sale of French retail banking business	—	—	(324)	(31.7)	—	—
Year ended 31 Dec	(561)	58.5	(23)	(2.3)	(136)	8.4
The effective tax rate for the year was 58.5% (2021: (2.3)%; 2020: 8.4%), reflecting a tax credit arising on a loss before tax. The tax credit for 2022 was driven by underlying losses before tax and non-recurring items, including recognition of previously unrecognised deferred tax assets in France and a tax credit of £110m from movement in provisions for uncertain tax positions. The tax credit for 2021 included favourable non-recurring items in respect of tax rate changes, prior period adjustments and the recognition of previously unrecognised deferred tax assets in France.
In 2021, the signing of a framework agreement for the planned sale of the French retail banking business resulted in a tax deduction (tax value of £324m) for a provision for loss on disposal which was recorded in the French tax return. A deferred tax liability of the same amount arose as a consequence of the temporary difference between the French tax basis and IFRS in respect of this provision. This temporary difference reversed in 2022 upon application of held for sale accounting for IFRS, resulting in the reversal of this deferred tax liability to the income statement.
Accounting for taxes involves some estimation because tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. The current tax asset includes an estimate of tax recoverable from HMRC with regards to past dividends received from EU resident companies. The ultimate resolution of this matter involves litigation for which the outcome is uncertain.

Movement of deferred tax assets and liabilities
	Retirement benefits	Loan impairment provisions	Property, plant and equipment	FVOCI investments	Goodwill and intangibles	Relief for tax losses[2]	Other[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets	74	53	215	—	212	381	—	935
Liabilities	—	(4)	—	(58)	—	—	(289)	(351)
At 1 Jan 2022	74	49	215	(58)	212	381	(289)	584
Income statement	(11)	—	22	3	(201)	243	222	278
Other comprehensive income	(18)	—	—	179	—	—	215	376
Foreign exchange and other adjustments	—	—	(1)	18	—	4	6	27
At 31 Dec 2022	45	49	236	142	11	628	154	1,265
Assets[3]	45	50	236	142	11	628	154	1,266
Liabilities[3]	—	(1)	—	—	—	—	—	(1)

Assets	63	66	171	—	157	418	—	875
Liabilities	—	(9)	(6)	166)	—	—	(117)	(298)
At 1 Jan 2021	63	57	165	166)	157	418	(117)	577
Income statement	28	(10)	51	3	55	(37)	(254)	(164)
Other comprehensive income	(17)	2	(1)	105	—	—	82	171
At 31 Dec 2021	74	49	215	(58)	212	381	(289)	584
Assets[3]	74	53	215	—	212	381	—	935
Liabilities[3]	—	(4)	—	(58)	—	—	(289)	(351)
1    Other deferred tax assets and liabilities relate to share-based payments, cash flow hedges and temporary differences arising between IFRS and French tax returns.
2    The deferred tax asset recognised in respect of tax losses mainly relates to France £(588)m, and US State tax losses of the New York branch of HSBC Bank plc £(28)m, all of which are supported by future profit forecasts.
3    After netting off balances within countries, the balances as disclosed in the financial statements are as follows: deferred tax assets £1,279m (2021: £599m); and deferred tax liabilities £14m (2021:£15m).

HSBC Bank plc	143

Notes on the Financial Statements
Management has assessed the likely availability of future taxable profits against which to recover the deferred tax assets of the Group, taking into consideration the reversal of existing taxable temporary differences, past business performance and forecasts of future business performance.
The group’s net deferred tax asset of £1,265m (2021: £584m) included a net UK deferred tax asset of £498m (2021: £448m) and a net deferred asset of £597m (2021: £7m) in France, of which £588m (2021: £294m) related to tax losses which are expected to be substantially recovered within 10 years.
Management is satisfied that although the Company recorded a UK tax loss in the year, the aforementioned evidence is sufficient to support recognition of all UK deferred tax assets. These deferred tax assets are supported by future profit forecasts for the whole of HSBC's UK tax group. This includes a number of companies which are not part of the HSBC Bank plc group, in particular HSBC UK Bank plc and its subsidiaries.
Following the signing of a framework agreement in 2021 for the planned sale of the French retail banking business, that business is now excluded from our deferred tax recognition analysis as its sale is considered probable. Although the French consolidated tax group recorded a tax loss in 2020 and 2021, this would have been taxable profit if the effects of the retail banking business and other non-recurring items, mainly related to the restructuring of the European business, were excluded. The accounting loss for France in 2022 is driven by the loss on assets held for sale. Excluding this amount, the business in France recorded a profit in 2022. The French net deferred tax asset is supported by forecasts of taxable profit, also taking into consideration the history of profitability in the remaining businesses.
Unrecognised deferred tax
The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was £1,017m (2021: £1,944m). These amounts include unused tax losses, tax credits and temporary differences of £912m (2021: £1,141m) arising in the New York branch of HSBC Bank plc and of nil (2021: £782m) arising in France. Of the unrecognised losses, £502m expire within 10 years (2021: £394m), and the remainder expire after 10 years or do not expire.
There are no unrecognised deferred tax liabilities arising from the group’s investments in subsidiaries and branches.

8	Dividends

Dividends to the parent company
	2022		2021		2020
	£ per share	£m	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
In respect of previous year:
Previous year:	—	—	—	—
– first special dividend			—	—
In respect of current year:
Current year:	—	—	—	—
– first special dividend[1]	1.067	850
– second special dividend	—	—	—	—
Total	1.067	850	—	—
Dividends on preference shares classified as equity
Dividend on HSBC Bank plc non-cumulative third dollar preference shares[2]	0.001	—	0.001	—	1.47	51
Total	0.001	—	0.001	—	1.47	51
Total coupons on capital securities classified as equity	—	202	—	194	0	212
Dividends to parent	—	1,052	—	194	0	263
1 Special dividend declared/paid on CET1 capital in 2022.
2 In 2021, the liquidation value of USD third dollar preference shares reduced to $0.01 per share.

Total coupons on capital securities classified as equity
		2022	2021	2020
	First call date	£m	£m	£m
Undated Subordinated additional Tier 1 instruments
Undated Subordinated Resettable Additional Tier 1 instrument 2015	Dec 2020	87	84	103
Undated Subordinated Resettable Additional Tier 1 instrument 2016	Jan 2022	11	12	11
Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	28	10	10
Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	10	28	28
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	24	24	24
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	8	7	8
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Dec 2024	20	20	20
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Jan 2025	8	9	8
Undated Subordinated Resettable Additional Tier 1 instrument 2022	Mar 2027	6	—	—
Total		202	194	212

144	HSBC Bank plc

9	Segmental analysis
The Chief Executive, supported by the rest of the Executive Committee, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the group’s reportable segments. Business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items from reported results. We therefore present a reconciliation between reported and adjusted results as required by IFRSs.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and functions to the extent that they can be meaningfully attributed to businesses and countries. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. The intra-group elimination items for the businesses are presented in Corporate Centre.
Our businesses
HSBC provides a comprehensive range of banking and related financial services to its customers through its global businesses. The products and services offered to customers are organised by these global businesses.
Our operating model has the following material segments: WPB; CMB; a GBM business which is further split into three reportable segments MSS, GB and GBM Other reflecting the reorganisation of the GBM management structure during 2021 and a Corporate Centre. These segments are supported by Digital Business Services and eleven global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources. These business segment are our reportable segments under IFRS 8 'Operating Segments'.
By operating segment:

Adjusted profit/(loss) before tax
	2022
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Net operating income before change in expected credit losses and other credit impairment charges	2,413	1,571	(8)	1,432	1,492	(118)	6,782
– of which: net interest income/(expense)	(54)	903	(16)	925	710	(564)	1,904
Change in expected credit losses and other credit impairment charges	(1)	(153)	(1)	(54)	(7)	(6)	(222)
Net operating income/(expense)	2,412	1,418	(9)	1,378	1,485	(124)	6,560
Total operating expenses	(1,940)	(932)	(318)	(593)	(908)	(115)	(4,806)
Operating profit/(loss)	472	486	(327)	785	577	(239)	1,754
Share of loss in associates and joint ventures	—	—	(2)	—	—	(28)	(30)
Adjusted profit/(loss) before tax	472	486	(329)	785	577	(267)	1,724
	%	%	%	%	%		%
Adjusted cost efficiency ratio	80.4	59.3	n/a	41.4	60.9		70.9

	2021
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	2,055	1,367	579	1,095	1,275	(41)	6,330
– of which: net interest income/(expense)	(232)	568	224	649	567	(22)	1,754
Change in expected credit losses and other credit impairment charges	1	140	5	7	23	(2)	174
Net operating income/(expense)	2,056	1,507	584	1,102	1,298	(43)	6,504
Total operating expenses	(2,064)	(918)	(485)	(612)	(975)	(64)	(5,118)
Operating profit/(loss)	(8)	589	99	490	323	(107)	1,386
Share of profit in associates and joint ventures	—	—	—	—	—	191	191
Adjusted profit/(loss) before tax	(8)	589	99	490	323	84	1,577
	%	%	%	%	%		%
Adjusted cost efficiency ratio	100.4	67.2	83.9	55.9	76.5		80.9

	2020
Net operating income/(expense) before change in expected credit losses and other credit impairment charges[1]	1,968	1,381	624	1,133	1,035	(144)	5,997
– of which: net interest income/(expense)	(96)	651	46	686	664	(53)	1,898
Change in expected credit losses and other credit impairment charges	1	(448)	(4)	(322)	(39)	4	(808)
Net operating income/(expense)	1,969	933	620	811	996	(140)	5,189
Total operating expenses	(1,949)	(878)	(672)	(659)	(1,128)	(86)	(5,372)
Operating profit/(loss)	20	55	(52)	152	(132)	(226)	(183)
Share of profit in associates and joint ventures	—	—	—	—	—	(1)	(1)
Adjusted profit/(loss) before tax	20	55	(52)	152	(132)	(227)	(184)
	%	%	%	%	%		%
Adjusted cost efficiency ratio	99.0	63.6	107.7	58.2	109.0		89.6
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue. It includes inter-segment revenue which is eliminated in Corporate centre, amounting to £120m (2021: £124m; 2020: £167m).

HSBC Bank plc	145

Notes on the Financial Statements
Reported external net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2022	2021	2020
	£m	£m	£m
Reported external net operating income by country	4,646	6,120	5,900
– United Kingdom	3,161	2,937	2,914
– France[1]	171	1,677	1,528
– Germany	732	887	814
– Other countries[1]	582	619	644
1    2022 balances include losses on disposal of businesses classified as held-for-sale as part of a broader restructuring of our European business.

Adjusted results reconciliation
	2022			2021			2020
	Adjusted	Significant items	Reported	Adjusted	Significant items	Reported	Adjusted	Significant items	Reported
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue[1]	6,782	(2,136)	4,646	6,330	(210)	6,120	5,997	(97)	5,900
ECL	(222)	—	(222)	174	—	174	(808)	—	(808)
Operating expenses	(4,806)	(547)	(5,353)	(5,118)	(344)	(5,462)	(5,372)	(1,333)	(6,705)
Share of profit/(loss) in associates and joint ventures	(30)	—	(30)	191	—	191	(1)	—	(1)
Profit/(loss) before tax	1,724	(2,683)	(959)	1,577	(554)	1,023	(184)	(1,430)	(1,614)
1 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Adjusted profit/(loss) reconciliation
	2022	2021	2020
	£m	£m	£m
Year ended 31 Dec
Adjusted profit/(loss) before tax	1,724	1,577	(184)
Significant items	(2,683)	(554)	(1,430)
– fair value movements on financial instruments[1]	43	(5)	(3)
– European restructurings	(2,034)	(23)	—
– restructuring and other related costs	(692)	(526)	(773)
– settlements and provisions in connection with legal and regulatory matters	—	—	(9)
– impairment of other intangible assets	—	—	(645)
Reported profit/(loss) before tax	(959)	1,023	(1,614)
1 Includes fair value movements on non-qualifying hedges and debit valuation adjustments on derivatives.

Balance sheet by business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
31 Dec 2022
Loans and advances to customers	2,785	37,523	115	25,219	6,826	146	72,614
Customer accounts	45,320	79,606	5,903	55,749	29,211	159	215,948

31 Dec 2021
Loans and advances to customers	2,016	37,685	197	23,529	27,574	176	91,177
Customer accounts	34,243	74,179	4,355	50,297	41,939	228	205,241

10	Trading assets

	2022	2021
	£m	£m
Treasury and other eligible bills	3,712	2,451
Debt securities	21,873	27,004
Equity securities	38,330	40,930
Trading securities	63,915	70,385
Loans and advances to banks[1]	3,987	4,142
Loans and advances to customers[1]	11,976	9,179
At 31 Dec	79,878	83,706
1    Loans and advances to banks and customers include reverse repos, stock borrowing and other accounts.

146	HSBC Bank plc

11	Fair values of financial instruments carried at fair value
Control framework
Fair values are subject to a control framework designed to ensure that they are either determined or validated by a function independent of the risk taker.
For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, the group will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable. The factors that are considered in this regard are, inter alia:
•the extent to which prices may be expected to represent genuine traded or tradable prices;
•the degree of similarity between financial instruments;
•the degree of consistency between different sources;
•the process followed by the pricing provider to derive the data;
•the elapsed time between the date to which the market data relates and the balance sheet date; and
•the manner in which the data was sourced.
For fair values determined using valuation models, the control framework may include, as applicable, development or validation by independent support functions of: (i) the logic within valuation models; (ii) the inputs to these models; (iii) any adjustments required outside the valuation models; and (iv) where possible, model outputs. Valuation models are subject to a process of due diligence and calibration before becoming operational and are calibrated against external market data on an ongoing basis.
Financial liabilities measured at fair value
In certain circumstances, the group records its own debt in issue at fair value, based on quoted prices in an active market for the specific instrument. When quoted market prices are unavailable, the own debt in issue is valued using valuation techniques, the inputs for which are based either on quoted prices in an inactive market for the instrument or are estimated by comparison with quoted prices in an active market for similar instruments. In both cases, the fair value includes the effect of applying the credit spread that is appropriate to the group’s liabilities.
Structured notes issued and certain other hybrid instruments are included within trading liabilities and are measured at fair value. The spread applied to these instruments is derived from the spreads at which the group issues structured notes.
Fair value hierarchy
Fair values of financial assets and liabilities are determined according to the following hierarchy:
•Level 1 – valuation technique using quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.
•Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.
•Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Financial instruments carried at fair value and bases of valuation
	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	52,493	24,647	2,738	79,878	59,813	22,549	1,344	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6,183	6,380	3,318	15,881	6,332	9,146	3,171	18,649
Derivatives	2,296	221,205	1,737	225,238	1,987	137,418	1,816	141,221
Financial investments	19,007	8,902	1,447	29,356	29,668	10,235	1,387	41,290
Liabilities
Trading liabilities	26,258	14,592	415	41,265	32,886	12,967	580	46,433
Financial liabilities designated at fair value	938	23,888	2,461	27,287	1,020	30,467	2,121	33,608
Derivatives	1,744	214,645	2,478	218,867	1,105	135,809	2,454	139,368

HSBC Bank plc	147

Notes on the Financial Statements

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 31 Dec 2022
Transfers from Level 1 to Level 2	126	1,194	—	39	—	—	—
Transfers from Level 2 to Level 1	189	682	—	32	—	—	—

At 31 Dec 2021
Transfers from Level 1 to Level 2	366	1,731	757	—	27	—	—
Transfers from Level 2 to Level 1	244	990	399	—	91	—	—

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.
Fair value adjustments
Fair value adjustments are adopted when the group determines there are additional factors considered by market participants that are not incorporated within the valuation model. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement, such as when models are enhanced and fair value adjustments may no longer be required.

Fair value adjustments
	2022		2021
	MSS	Corporate Centre	MSS	Corporate Centre
	£m	£m	£m	£m
Type of adjustment
Risk-related	359	33	505	31
– bid-offer	188	—	190	—
– uncertainty	50	—	37	1
– credit valuation adjustment	98	29	99	26
– debt valuation adjustment	(64)	—	(27)	—
– funding fair value adjustment	87	4	206	4
– other	—	—	—	—
Model-related	31	—	19	—
– model limitation	31	—	19	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)	64	—	65	—
At 31 Dec	454	33	589	31

Bid-offer
IFRS 13 ‘Fair value measurement’ requires use of the price within the bid-offer spread that is most representative of fair value. Valuation models will typically generate mid-market values. The bid-offer adjustment reflects the extent to which bid-offer costs would be incurred if substantially all residual net portfolio market risks were closed using available hedging instruments or by disposing of or unwinding the position.
Uncertainty
Certain model inputs may be less readily determinable from market data, and/or the choice of model itself may be more subjective. In these circumstances, an adjustment may be necessary to reflect the likelihood that market participants would adopt more conservative values for uncertain parameters and/or model assumptions than those used in the valuation model.
Credit and debit valuation adjustments
The CVA is an adjustment to the valuation of over-the-counter (‘OTC’) derivative contracts to reflect the possibility that the counterparty may default, and that the group may not receive the full market value of the transactions.
The DVA is an adjustment to the valuation of OTC derivative contracts to reflect the possibility that HSBC may default, and that it may not pay the full market value of the transactions.
HSBC calculates a separate CVA and DVA for each legal entity, and for each counterparty to which the entity has exposure. With the exception of central clearing parties, all third-party counterparties are included in the CVA and DVA calculations, and these adjustments are not netted across the Group's entities.
HSBC calculates the CVA by applying the probability of default (‘PD’) of the counterparty, conditional on the non-default of HSBC, to HSBC’s expected positive exposure to the counterparty and multiplying the result by the loss expected in the event of default.
Conversely, HSBC calculates the DVA by applying the PD of HSBC, conditional on the non-default of the counterparty, to the expected positive exposure of the counterparty to HSBC and multiplying the result by the proportional loss expected in the event of default. Both calculations are performed over the life of the potential exposure.
For most products, HSBC uses a simulation methodology, which incorporates a range of potential exposures over the life of the portfolio, to calculate the expected positive exposure to a counterparty. The simulation methodology includes credit mitigants, such as counterparty netting agreements and collateral agreements with the counterparty. The methodologies do not, in general, account for ‘wrong-way risk’, which arises when the underlying value of the derivative prior to any CVA is positively correlated to the PD of the counterparty. When there is significant wrong-way risk, a trade-specific approach is applied to reflect this risk in the valuation.

148	HSBC Bank plc

Funding fair value adjustment
The FFVA is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. The expected future funding exposure is calculated by a simulation methodology, where available, and is adjusted for events that may terminate the exposure, such as the default of HSBC or the counterparty. The FFVA and DVA are calculated independently.
Model limitation
Models used for portfolio valuation purposes may be based upon a simplified set of assumptions that do not capture all current and future material market characteristics. In these circumstances, model limitation adjustments are adopted.
Inception profit (Day 1 P&L reserves)
Inception profit adjustments are adopted when the fair value estimated by a valuation model is based on one or more significant unobservable inputs. The accounting for inception profit adjustments is discussed in Note 1.
Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial Investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	85	59	3,058	—	3,202	104	—	—	104
Asset-backed securities	275	170	78	—	523	—	—	—	—
Structured notes	—	—	—	—	—	—	2,461	—	2,461
Derivatives	—	—	—	1,737	1,737	—	—	2,478	2,478
Other portfolios	1,087	2,509	182	—	3,778	311	—	—	311
At 31 Dec 2022	1,447	2,738	3,318	1,737	9,240	415	2,461	2,478	5,354

Private equity including strategic investments	79	1	2,898	—	2,978	7	—	—	7
Asset-backed securities	495	97	—	—	592	—	—	—	—
Structured notes	—	—	—	—	—	—	2,120	—	2,120
Derivatives	—	—	—	1,816	1,816	—	—	2,454	2,454
Other portfolios	813	1,246	273	—	2,332	573	1	—	574
At 31 Dec 2021	1,387	1,344	3,171	1,816	7,718	580	2,121	2,454	5,155
.
Level 3 instruments are present in both ongoing and legacy businesses. Loans held for securitisation, certain derivatives and predominantly all Level 3 Asset-backed securities are legacy positions. HSBC has the capability to hold these positions.
Private equity including strategic investments
The investment’s fair value is estimated: on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors; by reference to market valuations for similar entities quoted in an active market; the price at which similar companies have changed ownership; or from published net asset values (‘NAVs’) received. If necessary, adjustments are made to the NAV of funds to obtain the best estimate of fair value.
Asset-backed securities
While quoted market prices are generally used to determine the fair value of these securities, valuation models are used to substantiate the reliability of the limited market data available and to identify whether any adjustments to quoted market prices are required. For certain ABSs, such as residential mortgage-backed securities, the valuation uses an industry standard model with assumptions relating to prepayment speeds, default rates and loss severity based on collateral type, and performance, as appropriate. The valuations output is benchmarked for consistency against observable data for securities of a similar nature.
Structured notes
The fair value of Level 3 structured notes is derived from the fair value of the underlying debt security, and the fair value of the embedded derivative is determined as described in the paragraph below on derivatives. These structured notes comprise principally equity-linked notes, issued by HSBC, which provide the counterparty with a return linked to the performance of equity securities and other portfolios. Examples of the unobservable parameters include long-dated equity volatilities and correlations between equity prices, and interest and foreign exchange rates.
Derivatives
OTC derivative valuation models calculate the present value of expected future cash flows, based upon ‘no-arbitrage’ principles. For many vanilla derivative products, the modelling approaches used are standard across the industry. For more complex derivative products, there may be some differences in market practice. Inputs to valuation models are determined from observable market data, wherever possible, including prices available from exchanges, dealers, brokers or providers of consensus pricing. Certain inputs may not be observable in the market directly, but can be determined from observable prices through model calibration procedures or estimated from historical data or other sources.

HSBC Bank plc	149

Notes on the Financial Statements
Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial Investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	1,387	1,344	3,171	1,816	580	2,121	2,454
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(6)	(415)	(84)	564	(223)	(638)	723
– net income from financial instruments held for trading or managed on a fair value basis	—	(415)	—	564	(223)	—	723
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(84)	—	—	(638)	—
– gains less losses from financial investments at fair value through other comprehensive income	(6)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(145)	12	238	3	1	29	17
– financial investments: fair value gains/(losses)	(232)	—	—	—	—	—	—
– exchange differences	87	12	238	3	1	29	17
Purchases	601	2,067	562	—	151	—	—
New issuances	—	—	—	—	7	1,705	—
Sales	(142)	(716)	(594)	—	(120)	(78)	—
Settlements	(90)	(323)	(51)	(731)	(407)	(575)	(701)
Transfers out	(199)	(283)	(2)	(473)	(15)	(564)	(582)
Transfers in	41	1,052	78	558	441	461	567
At 31 Dec 2022	1,447	2,738	3,318	1,737	415	2,461	2,478
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2022	—	(5)	49	565	2	30	2,339
– trading income/(expense) excluding net interest income	—	(5)	—	565	2	—	2,339
– net income/(expense) from other financial instruments designated at fair value	—	—	49	—	—	30	—

At 1 Jan 2021	1,635	1,611	3,467	1,974	118	1,150	3,096
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	15	(77)	148	1,608	11	(316)	1,362
– net income from financial instruments held for trading or managed on a fair value basis	—	(77)	—	1,608	11	—	1,362
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	148	—	—	(316)	—
– gains less losses from financial investments at fair value through other comprehensive income	15	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(75)	(4)	(152)	(6)	(1)	(32)	(8)
– financial investments: fair value gains/(losses)	(27)	—	—	—	—	—	—
– exchange differences	(48)	(4)	(152)	(6)	(1)	(32)	(8)
Purchases	555	686	543	—	742	1	—
New issuances	—	—	—	—	25	2,213	—
Sales	(417)	(209)	(813)	—	(3)	(20)	—
Settlements	(109)	(506)	(5)	(1,722)	(504)	(1,053)	(2,343)
Transfers out	(218)	(668)	(41)	(368)	(5)	(137)	(465)
Transfers in	1	511	24	330	197	315	812
At 31 Dec 2021	1,387	1,344	3,171	1,816	580	2,121	2,454
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2021	—	(11)	51	846	—	102	(721)
– trading income/(expense) excluding net interest income	—	(11)	—	846	—	—	(721)
– net income from other financial instruments designated at fair value	—	—	51	—	—	102	—
1    Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are primarily attributable to observability of valuation inputs and price transparency.

150	HSBC Bank plc

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	2022				2021
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	201	(261)	—	—	92	(70)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	236	(235)	—	—	247	(247)	—	—
Financial investments	9	(9)	27	(19)	15	(15)	51	(50)
Year ended 31 Dec	446	(505)	27	(19)	354	(332)	51	(50)
1Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	2022				2021
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	225	(389)	8	(7)	232	(234)	7	(7)
Asset-backed securities	28	(17)	12	(5)	39	(20)	1	—
Structured notes	5	(5)	—	—	6	(6)	—	—
Derivatives	44	(44)	—	—	29	(34)	—	—
Other portfolios	144	(50)	7	(7)	48	(38)	43	(43)
Total	446	(505)	27	(19)	354	(332)	51	(50)

The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, as well as the availability and reliability of observable proxy and historical data.
When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

HSBC Bank plc	151

Notes on the Financial Statements
Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2022		2021
	Assets	Liabilities	Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments	3,202	104	See below	See below	N/A	N/A	N/A	N/A
Asset-backed securities	523	—
– CLO/CDO[1]	156	—	Market proxy	Bid quotes	—	92	—	100
– Other ABSs	367	—	Market proxy	Bid quotes	—	99	—	100
Structured notes	—	2,461
– equity-linked notes	—	2,042	Model – Option model	Equity Volatility	6%	99%	6%	124%
				Equity Correlation	32%	99%	34%	99%
– fund-linked notes	—	—	Model – Option model	Fund Volatility
– FX-linked notes	—	3	Model – Option model	FX Volatility	3%	20%	3%	99%
– other	—	416
Derivatives	1,737	2,478
– Interest rate derivatives:	507	633
securitisation swaps	215	173	Model – Discounted cash flow	Constant Prepayment Rate	5%	10%	5%	50%
long-dated swaptions	44	56	Model – Option model	IR Volatility	9%	33%	15%	35%
other	248	404
– FX derivatives:	447	304
FX options	418	294	Model – Option model	FX Volatility	3%	46%	2%	99%
other	29	10
– Equity derivatives:	688	1,324
long-dated single stock options	344	376	Model – Option model	Equity Volatility	7%	153%	4%	138%
other[2]	344	948
– Credit derivatives:	95	217
other	95	217
Other portfolios	3,778	311
– repurchase agreements	387	272	Model – Discounted cash flow	IR Curve	1%	9%	1%	5%
– other[3]	3,391	39
At 31 Dec	9,240	5,354
1    Collateralised loan obligation/collateralised debt obligation.
2    Other Equity Derivatives consists mainly of Swaps and OTC Options.
3    Other consists of various instruments including investment in funds, repurchase agreement and bonds.
Private equity including strategic investments
Given the bespoke nature of the analysis in respect of each holding, it is not practical to quote a range of key unobservable inputs. The key unobservable inputs would be price and correlation. The valuation approach includes using a range of inputs that include company specific financials, traded comparable companies multiples, published net asset values and qualitative assumptions, which are not directly comparable or quantifiable.
Prepayment rates
Prepayment rates are a measure of the anticipated future speed at which a loan portfolio will be repaid in advance of the due date. They vary according to the nature of the loan portfolio and expectations of future market conditions, and may be estimated using a variety of evidence, such as prepayment rates implied from proxy observable security prices, current or historical prepayment rates and macroeconomic modelling.
Market proxy
Market proxy pricing may be used for an instrument when specific market pricing is not available, but there is evidence from instruments with common characteristics. In some cases, it might be possible to identify a specific proxy, but more generally evidence across a wider range of instruments will be used to understand the factors that influence current market pricing and the manner of that influence.
Volatility
Volatility is a measure of the anticipated future variability of a market price. It varies by underlying reference market price, and by strike and maturity of the option.
Certain volatilities, typically those of a longer-dated nature, are unobservable and estimated from observable data. The range of unobservable volatilities reflects the wide variation in volatility inputs by reference market price. The core range is significantly narrower than the full range because these examples with extreme volatilities occur relatively rarely within the HSBC portfolio.
Correlation
Correlation is a measure of the inter-relationship between two market prices, and is expressed as a number between minus one and one. It is used to value more complex instruments where the payout is dependent upon more than one market price. There is a wide range of instruments for which correlation is an input, and consequently a wide range of both same-asset correlations and cross-asset correlations is used. In general, the range of same-asset correlations will be narrower than the range of cross-asset correlations.
Unobservable correlations may be estimated based upon a range of evidence, including consensus pricing services, HSBC trade prices, proxy correlations and examination of historical price relationships. The range of unobservable correlations quoted in the table reflects the wide variation in correlation inputs by market price pair.

152	HSBC Bank plc

Credit spread
Credit spread is the premium over a benchmark interest rate required by the market to accept lower credit quality. In a discounted cash flow model, the credit spread increases the discount factors applied to future cash flows, thereby reducing the value of an asset. Credit spreads may be implied from market prices and may not be observable in more illiquid markets.
Inter-relationships between key unobservable inputs
Key unobservable inputs to Level 3 financial instruments may not be independent of each other. As described above, market variables may be correlated. This correlation typically reflects the manner in which different markets tend to react to macroeconomic or other events. Furthermore, the effect of changing market variables on the HSBC portfolio will depend on HSBC’s net risk position in respect of each variable.

12	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m
At 31 Dec 2022
Assets
Loans and advances to banks	17,109	—	17,112	—	17,112
Loans and advances to customers	72,614	—	—	72,495	72,495
Reverse repurchase agreements – non-trading	53,949	—	53,949	—	53,949
Financial investments – at amortised cost	3,248	2,336	848	8	3,192
Liabilities
Deposits by banks	20,836	—	20,900	—	20,900
Customer accounts	215,948	—	215,955	—	215,955
Repurchase agreements – non-trading	32,901	—	32,901	—	32,902
Debt securities in issue	7,268	—	7,124	132	7,256
Subordinated liabilities	14,528	—	14,434	—	14,434

At 31 Dec 2021
Assets
Loans and advances to banks	10,784	—	10,786	—	10,786
Loans and advances to customers	91,177	—	—	91,276	91,276
Reverse repurchase agreements – non-trading	54,448	—	54,448	—	54,448
Financial investments – at amortised cost	10	2	—	8	10
Liabilities
Deposits by banks	32,188	—	32,102	—	32,102
Customer accounts	205,241	—	205,236	—	205,236
Repurchase agreements – non-trading	27,259	—	27,259	—	27,259
Debt securities in issue	9,428	—	9,286	144	9,430
Subordinated liabilities	12,488	—	13,118	—	13,118

Fair values of selected financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	$m	$m	$m	$m	$m
At 31 Dec 2022
Assets
Loans and advances to banks	127	—	131	—	131
Loans and advances to customers	21,067	—	—	19,481	19,481
Reverse repurchase agreements – non-trading	208	—	208	—	208
Liabilities
Deposits by banks	2	—	2	—	2
Customer accounts	20,478	—	20,393	—	20,393
Debt securities in issue	1,100	—	1,100	—	1,100
Other financial instruments not carried at fair value are typically short-term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. They include cash and balances at central banks and items in the course of collection from and transmission to other banks, all of which are measured at amortised cost.

HSBC Bank plc	153

Notes on the Financial Statements
Valuation
Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It does not reflect the economic benefits and costs that HSBC expects to flow from an instrument’s cash flow over its expected future life. Our valuation methodologies and assumptions in determining fair values for which no observable market prices are available may differ from those of other companies.
Loans and advances to banks and customers
To determine the fair value of loans and advances to banks and customers, loans are segregated, as far as possible, into portfolios of similar characteristics. Fair values are based on observable market transactions, when available. When they are unavailable, fair values are estimated using valuation models incorporating a range of input assumptions. These assumptions may include: value estimates from third-party brokers reflecting over-the-counter trading activity; forward-looking discounted cash flow models, taking account of expected customer prepayment rates, using assumptions that HSBC believes are consistent with those that would be used by market participants in valuing such loans; new business rates estimates for similar loans; and trading inputs from other market participants including observed primary and secondary trades. From time to time, we may engage a third-party valuation specialist to measure the fair value of a pool of loans.
The fair value of loans reflects expected credit losses at the balance sheet date and estimates of market participants’ expectations of credit losses over the life of the loans, and the fair value effect of repricing between origination and the balance sheet date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered.
Financial investments
The fair values of listed financial investments are determined using bid market prices. The fair values of unlisted financial investments are determined using valuation techniques that incorporate the prices and future earnings streams of equivalent quoted securities.
Deposits by banks and customer accounts
The fair values of on-demand deposits are approximated by their carrying value. For deposits with longer-term maturities, fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities.
Debt securities in issue and subordinated liabilities
Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments. When quoted market prices are unavailable, these instruments are valued using valuation techniques, the inputs for which are derived from observable market data and, where relevant, from assumptions in respect of unobservable inputs.
Repurchase and reverse repurchase agreements – non-trading
Fair values approximate carrying amounts as balances are generally short dated.

13	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2022	2021
	Designated at fair value and otherwise mandatorily measured at fair value	Designated at fair value and otherwise mandatorily measured at fair value
	£m	£m
Securities	14,581	15,738
– debt securities	1,975	2,584
– equity securities	12,606	13,154
Loans and advances to banks and customers	971	2,613
Other	329	298
At 31 Dec	15,881	18,649

14	Derivatives

Notional contract amounts and fair values of derivatives by product contract type
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Foreign exchange	6,101,153	582	88,244	2	88,246	(86,119)	(57)	(86,176)
Interest rate	10,141,018	56,144	206,689	433	207,122	(201,419)	(819)	(202,238)
Equities	465,626	—	7,751	—	7,751	(8,175)	—	(8,175)
Credit	146,522	—	865	—	865	(1,012)	—	(1,012)
Commodity and other	57,594	—	1,053	—	1,053	(1,065)	—	(1,065)
Offset (Note 28)					(79,799)			79,799
At 31 Dec 2022	16,911,913	56,726	304,602	435	225,238	(297,790)	(876)	(218,867)

Foreign exchange	4,737,254	4,045	49,775	266	50,041	(48,613)	(67)	(48,680)
Interest rate	8,727,934	39,553	99,744	144	99,888	(96,297)	(270)	(96,567)
Equities	498,980	—	9,718	—	9,718	(11,881)	—	(11,881)
Credit	134,440	—	1,582	—	1,582	(2,159)	—	(2,159)
Commodity and other	42,677	—	681	—	681	(770)	—	(770)
Offset (Note 28)					(20,689)			20,689
At 31 Dec 2021	14,141,285	43,598	161,500	410	141,221	(159,720)	(337)	(139,368)

154	HSBC Bank plc

The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Derivative asset and liability fair values increased during 2022, driven by yield curve movements and changes in foreign exchange rates.
Use of derivatives
We undertake derivatives activity for three primary purposes: to create risk management solutions for clients, to manage the portfolio risks arising from client business, and to manage and hedge our own risks.
Trading derivatives
Most of the group's derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities include market-making and risk management. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume.
Risk management activity is undertaken to manage the risk arising from client transactions, with the principal purpose of retaining client margin. Other derivatives classified as held for trading include non-qualifying hedging derivatives.
Substantially all of the group's derivatives entered into with subsidiaries are managed in conjunction with financial liabilities designated at fair value.
Derivatives valued using models with unobservable inputs
The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had the valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is in the following table:

Unamortised balance of derivatives valued using models with significant unobservable inputs
	2022	2021
	£m	£m
Unamortised balance at 1 Jan	64	60
Deferral on new transactions	110	156
Recognised in the income statement during the year:	(111)	(152)
– amortisation	(59)	(88)
– subsequent to unobservable inputs becoming observable	—	(2)
– maturity, termination or offsetting derivative	(52)	(60)
– risk hedged	—	(2)
Exchange differences and other	1	—
Unamortised balance at 31 Dec[1]	64	64
1This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The group applies hedge accounting to manage the following risks: interest rate and foreign exchange. The Report of the Directors – Risk presents more details on how these risks arise and how they are managed by the group.
Hedged risk components
HSBC designates a portion of cash flows of a financial instrument or a group of financial instruments for a specific interest rate or foreign currency risk component in a fair value or cash flow hedge. The designated risks and portions are either contractually specified or otherwise separately identifiable components of the financial instrument that are reliably measurable. Risk-free or benchmark interest rates generally are regarded as being both separately identifiable and reliably measurable, except for the IBOR Reform transition where HSBC designates Alternative Benchmark Rates as the hedged risk which may not have been separately identifiable upon initial designation, provided HSBC reasonably expects it will meet the requirement within 24 months from the first designation date. The designated risk component accounts for a significant portion of the overall changes in fair value or cash flows of the hedged item(s).
Fair value hedges
The group enters into fixed-for-floating-interest-rate swaps to manage the exposure to changes in fair value due to movements in market interest rates on certain fixed rate financial instruments which are not measured at fair value through profit or loss, including debt securities held and issued.

Hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation	Change in fair value[2]
Hedged risk	£m	£m	£m		£m
Interest rate[3]	26,649	428	(799)	Derivatives	981
At 31 Dec 2022	26,649	428	(799)		981

Interest rate[3]	24,486	139	(270)	Derivatives	159
At 31 Dec 2021	24,486	139	(270)		159
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
2    Used in effectiveness testing; comprising the full fair value change of the hedging instrument not excluding any component.
3    The hedged risk ‘interest rate’ includes inflation risk.

HSBC Bank plc	155

Notes on the Financial Statements

Hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[2]			Change in fair value[1]	Recognised in profit and loss	Profit and loss presentation
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m	£m		£m	£m
Interest rate[3]	15,446	—	(1,095)	—	Financial assets at fair value through other comprehensive income	(1,850)	31	Net income from financial instruments held for trading or managed on a fair value basis
	—	—	—	—	Loans and advances to banks	—
	713	—	(31)	—	Loans and advances to customers	(40)
	431	—	(15)	—	Reverse Repos	(14)
	—	1,576	—	(169)	Debt securities in issue	398
	—	5,686	—	(659)	Subordinated liabilities and deposits by banks[4]	556
At 31 Dec 2022	16,590	7,262	(1,141)	(828)		(950)	31

Interest rate[3]	14,099	—	167	—	Financial assets at fair value through other comprehensive income	(278)	(9)	Net income from financial instruments held for trading or managed on a fair value basis
	1	—	(2)	—	Loans and advances to banks	(2)
	997	—	7	—	Loans and advances to customers	(16)
	—	2,844	—	71	Debt securities in issue	24
	—	5,841	—	(77)	Subordinated liabilities and deposits by banks[4]	104
At 31 Dec 2021	15,097	8,685	172	(6)		(168)	(9)
1Used in effectiveness assessment; comprising amount attributable to the designated hedged risk that can be a risk component.
2    The accumulated amounts of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were £10m (2021: £21m) for 'Financial assets at fair value through other comprehensive income', is nil (2021: nil) for 'Deposits by banks' and £13m (2021: £19m) for 'Debt securities in issue'.
3 The hedged risk ‘interest rate’ includes inflation risk.
4 The notional amount of non-dynamic fair value hedges was £6,312m (2021: £5,886m) of which the weighted-average maturity is March 2026 and the weighted average swap rate is 0.06% (2021: 0.06%) (negative). £6,312m (2021: £5,886m) of these hedges are internal to HSBC Group and composed by internal funding between HSBC Holdings and the group.

Cash flow hedges
The group's cash flow hedging instruments consist principally of interest rate swaps and cross-currency swaps that are used to manage the variability in future interest cash flows of non-trading financial assets and liabilities, arising due to changes in market interest rates and foreign-currency basis.
The group applies macro cash flow hedging for interest-rate risk exposures on portfolios of replenishing current and forecasted issuances of non-trading assets and liabilities that bear interest at variable rates, including rolling such instruments. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate cash flows representing both principal balances and interest cash flows across all portfolios are used to determine the effectiveness and ineffectiveness. Macro cash flow hedges are considered to be dynamic hedges.
The group also hedges the variability in future cash-flows on foreign-denominated financial assets and liabilities arising due to changes in foreign exchange market rates with cross-currency swaps; these are considered dynamic hedges.

156	HSBC Bank plc

Hedging instrument by hedged risk[4]
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m		£m	£m	£m
Foreign exchange	582	2	(57)	Derivatives	(84)	(84)	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	29,495	5	(20)		(1,345)	(1,334)	(11)
At 31 Dec 2022	30,077	7	(77)		(1,429)	(1,418)	(11)

Foreign exchange	4,042	266	(67)	Derivatives	127	127	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	15,067	5	(2)		(178)	(167)	(11)
At 31 Dec 2021	19,109	271	(69)		(51)	(40)	(11)
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
2Used in effectiveness testing; comprising the full fair value change of the hedging instrument not excluding any component.
3Used in effectiveness assessment; comprising amount attributable to the designated hedged risk that can be a risk component.
4The amounts in the above table predominantly represent the bank's exposure.
Sources of hedge ineffectiveness may arise from basis risk including, but not limited to timing differences between the hedged items and hedging instruments, and hedges using instruments with a non-zero fair value.

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign exchange
	£m	£m
Cash flow hedging reserve at 1 Jan 2022	32	(39)
Fair value (losses)/gains	(1,334)	(84)
Fair value (gains) reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	53	74
Income taxes	348	—
Cash flow hedging reserve at 31 Dec 2022	(901)	(49)

Cash flow hedging reserve at 1 Jan 2021	147	11
Fair value gains/(losses)	(167)	127
Fair value (gains)/losses reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	(25)	(177)
Income taxes	77	—
Cash flow hedging reserve at 31 Dec 2021	32	(39)
Interest rate benchmark reform: amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibors reform, including those designated in hedge accounting relationships, is disclosed on page 38 in the section ‘Financial instruments impacted by the Ibor reform’.
During 2022, the group transitioned all of its hedging instruments referencing sterling Libor, European Overnight Index Average rate (‘Eonia’) and Japanese yen Libor. The group also transitioned some of the hedging instruments referencing US dollar Libor. There is no significant judgement applied for these benchmarks to determine whether and when the transition uncertainty has been resolved.
The most significant Ibor benchmark in which the group continues to have hedging instruments is US dollar Libor. The transition out of US dollar Libor hedging derivatives has been largely completed by the end of 2022. These transitions do not necessitate new approaches compared with any of the mechanisms used so far for transition and it will not be necessary to change the transition risk management strategy.
For some of the Ibors included under the 'Other' header, in the table below, judgment has been needed to establish whether a transition is required, since there are Ibor benchmarks which are subject to computation methodology improvements and insertion of fallback provisions without full clarity being provided by their administrators on whether these Ibor benchmarks will be demised.
The notional amounts of Interest Rate derivatives designated in hedge accounting relationships do not represent the extent of the risk exposure managed by the group but they are expected to be directly affected by market-wide Ibor reform and in scope of Phase 1 amendments and are shown in the table below. The cross-currency swaps designated in hedge accounting relationships and affected by Ibor reform are not significant and have not been presented below.

HSBC Bank plc	157

Notes on the Financial Statements

Hedging instrument impacted by Ibor Reform
	Hedging instrument
	Impacted by Ibor Reform					NOT Impacted by Ibor Reform	Notional Amount[1]
	EUR[2]	GBP	USD	Other[3]	Total
	£m	£m	£m	£m	£m	£m	£m
Fair Value Hedges	7,581	—	225	105	7,911	18,738	26,649
Cash Flow Hedges	7,359	—	—	—	7,359	22,136	29,495
At 31 Dec 2022	14,940	—	225	105	15,270	40,874	56,144

Fair Value Hedges	6,407	—	336	124	6,867	17,619	24,486
Cash Flow Hedges	5,877	—	—	—	5,877	9,190	15,067
At 31 Dec 2021	12,284	—	336	124	12,744	26,809	39,553

1    The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
2 The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with a Euribor benchmark, which are Fair value hedges of £7,581m (31 Dec 2021: £6,407m) and Cash flow hedges £7,359m (31 Dec 2021: £5,877m).
3 Other benchmarks impacted by Ibor reform comprise derivatives that are expected to transition, but do not have a published cessation date.

15	Financial investments

Carrying amount of financial investments
	2022	2021
	£m	£m
Financial investments measured at fair value through other comprehensive income	29,356	41,290
– treasury and other eligible bills	1,447	2,229
– debt securities	27,710	38,924
– equity securities	109	103
– other instruments[1]	90	34
Debt instruments measured at amortised cost	3,248	10
– treasury and other eligible bills	1,030	2
– debt securities	2,218	8
At 31 Dec	32,604	41,300
1    'Other instruments’ are comprised of loans and advances.

Equity instruments measured at fair value through other comprehensive income
	Instruments held at year end
	Fair value	Dividends recognised
Type of equity instruments	£m	£m
Business facilitation	77	—
Investments required by central institutions	31	—
Others	1	—
At 31 Dec 2022	109	—

Business facilitation	76	—
Investments required by central institutions	26	—
Others	1	—
At 31 Dec 2021	103	—

158	HSBC Bank plc

16	Assets pledged, collateral received and assets transferred
Assets pledged1

Financial assets pledged as collateral
	2022	2021
	£m	£m
Treasury bills and other eligible securities	1,649	990
Loans and advances to banks	3,300	—
Loans and advances to customers	4,996	18,403
Debt securities	17,407	20,247
Equity securities	25,408	23,612
Cash collateral	45,034	29,963
Other	330	298
Assets pledged at 31 Dec	98,124	93,513

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2022	2021
	£m	£m
Trading assets	38,896	39,594
Financial investments	3,588	1,436
At 31 Dec	42,484	41,030

Assets pledged as collateral includes all assets categorised as encumbered in the disclosure except for assets held for sale.

The amount of assets pledged to secure liabilities may be greater than the book value of assets utilised as collateral. For example, in the case of securitisations and covered bonds, the amount of liabilities issued, plus mandatory over-collateralisation, is less than the book value of the pool of assets available for use as collateral. This is also the case where assets are placed with a custodian or a settlement agent that has a floating charge over all the assets placed to secure any liabilities under settlement accounts.
These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and borrowing, repurchase agreements and derivative margining. The group places both cash and non-cash collateral in relation to derivative transactions.
Collateral received1
The fair value of assets accepted as collateral, relating primarily to standard securities lending, reverse repurchase agreements and derivative margining, that the group is permitted to sell or repledge in the absence of default was £180,233m (2021: £202,794m). The fair value of any such collateral sold or repledged was £136,777m (2021: £151,378m).
The group is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements and derivative margining.
Assets transferred1
The assets pledged include transfers to third parties that do not qualify for derecognition, notably secured borrowings such as debt securities held by counterparties as collateral under repurchase agreements and equity securities lent under securities lending agreements, as well as swaps of equity and debt securities. For secured borrowings, the transferred asset collateral continues to be recognised in full and a related liability, reflecting the group’s obligation to repurchase the assets for a fixed price at a future date is also recognised on the balance sheet.
Where securities are swapped, the transferred asset continues to be recognised in full. There is no associated liability as the non-cash collateral received is not recognised on the balance sheet. The group is unable to use, sell or pledge the transferred assets for the duration of these transactions, and remains exposed to interest rate risk and credit risk on these pledged assets. The counterparty’s recourse is not limited to the transferred assets.

Transferred financial assets not qualifying for full derecognition and associated financial liabilities
	Carrying amount of:
	Transferred assets	Associated liabilities
	£m	£m
At 31 Dec 2022
Repurchase agreements	13,349	13,371
Securities lending agreements	29,171	3,442

At 31 Dec 2021
Repurchase agreements	11,710	11,732
Securities lending agreements	29,321	2,129
1 Excludes assets classified as held for sale.

HSBC Bank plc	159

Notes on the Financial Statements

17	Interests in associates and joint ventures

Principal associates of the group and the bank
Business Growth Fund Group plc (‘BGF’) is a principal associate of the group. BGF is an independent company, established in 2011 to provide investment to growing small to medium-sized British businesses. BGF is backed by five of the UK’s main banking groups: Barclays, HSBC, Lloyds, RBS and Standard Chartered. At 31 Dec 2022, the group had a 24.62% interest in the equity capital of BGF. Share of (Loss)/profit in BGF is £(22)m (2021: £192m; 2020: £5m) and carrying amount of interest in BGF is £673m (2021: £702m; 2020: £471m).
Interests in joint ventures
A list of all associates is set out on page 178.

18	Investments in subsidiaries

Main subsidiaries of HSBC Bank plc[1]
	At 31 Dec 2022
	Country of incorporation or registration	HSBC Bank plc’s interest in equity capital	Share class
		%
HSBC Investment Bank Holdings Limited	England and Wales	100.00	£1 Ordinary
HSBC Life (UK) Limited	England and Wales	100.00	£1 Ordinary
HSBC Trinkaus & Burkhardt GmbH	Germany	99.99	€1 Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
HSBC Bank Malta p.l.c	Malta	70.03	€0.3 Ordinary
1    Main subsidiaries are either held directly or indirectly via intermediate holding companies.
All the above prepare their financial statements up to 31 December. Details of all group subsidiaries, as required under Section 409 of the Companies Act 2006, are set out in Note 36. The principal countries of operation are the same as the countries of incorporation.

19	Structured entities
The group is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by the group or a third party.
Consolidated structured entities

Total assets of the group’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	£m	£m	£m	£m	£m
At 31 Dec 2022	3,479	192	3,981	463	8,115
At 31 Dec 2021	3,233	287	4,653	568	8,741

Conduits
The group has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
At 31 Dec 2022, Solitaire, the group's principal SIC held £1.1bn of ABSs (2021: £1.2bn). It is currently funded entirely by commercial paper (‘CP’) issued to the group. At 31 Dec 2022, the group held £1.3bn of CP (2021: £1.3bn).
Multi-seller conduits
The group's multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, the group bears risk equal to transaction-specific facility offered to the multi-seller conduits, amounting to £4.7bn at 31 December 2022 (2021: £4.6bn). First loss protection is provided by the originator of the assets, and not by the group, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by the group in the form of programme-wide enhancement facilities.

160	HSBC Bank plc

Securitisations
The group uses structured entities to securitise customer loans and advances it originates in order to diversify the sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by the group to the structured entities for cash or synthetically through credit default swaps, and the structured entities issue debt securities to investors.
HSBC managed funds
The group together with other HSBC entities has established a number of money market and non-money market funds. Where it is deemed to be acting as principal rather than agent in its role as investment manager, the group controls these funds.
Other
The group has entered into a number of transactions in the normal course of business, which include asset and structured finance transactions where it has control of the structured entity. In addition, the group is deemed to control a number of third-party managed funds through its involvement as a principal in the funds.
Unconsolidated structured entities
The term ‘unconsolidated structured entities’ refers to all structured entities not controlled by the group. The group enters into transactions with unconsolidated structured entities in the normal course of business to facilitate customer transactions and for specific investment opportunities.

Nature and risks associated with the group’s interests in unconsolidated structured entities
	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities (£m)
0 – 400	2	155	966	12	1,135
400 – 1,500	1	55	757	1	814
1,500 – 4,000	—	19	304	—	323
4,000 – 20,000	—	16	155	—	171
20,000+	—	3	14	—	17
Number of entities at 31 Dec 2022	3	248	2,196	13	2,460

	£m	£m	£m	£m	£m
Total assets in relation to the group's interests in the unconsolidated structured entities	220	4,671	4,425	925	10,241
– trading assets	—	1	104	—	105
– financial assets designated and otherwise mandatorily measured at fair value	—	4,665	3,869	—	8,534
– loans and advances to banks	—	—	—	—	—
– loans and advances to customers	220	—	452	497	1,169
– financial investments	—	5	—	—	5
– other assets	—	—	—	428	428
Total liabilities in relation to the group’s interests in the unconsolidated structured entities	—	4	—	—	4
Other off-balance sheet commitments	34	—	571	24	629
The group's maximum exposure at 31 Dec 2022	254	4,667	4,996	949	10,866

Total asset values of the entities (£m)
0 – 400	2	157	1,194	14	1,367
400 – 1,500	—	81	774	—	855
1,500 – 4,000	—	16	354	—	370
4,000 – 20,000	—	12	149	—	161
20,000+	—	2	9	—	11
Number of entities at 31 Dec 2021	2	268	2,480	14	2,764

	£m	£m	£m	£m	£m
Total assets in relation to the group’s interests in the unconsolidated structured entities	193	4,414	5,225	631	10,463
– trading assets	—	1	1,807	—	1,808
– financial assets designated at fair value	—	4,409	3,273	—	7,682
– loans and advances to customers	193	—	49	631	873
– financial investments	—	4	96	—	100
– other assets	—	—	—	—	—
Total liabilities in relation to group‘s interests in the unconsolidated structured entities	—	—	2	—	2
Other off-balance sheet commitments	20	4	916	38	978
The group's maximum exposure at 31 Dec 2021	213	4,418	6,139	669	11,439

The maximum exposure to loss from the group’s interests in unconsolidated structured entities represents the maximum loss it could incur as a result of its involvement with these entities regardless of the probability of the loss being incurred.
•For commitments, guarantees and written credit default swaps, the maximum exposure to loss is the notional amount of potential future losses.
•For retained and purchased investments and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying value of these interests at the balance sheet reporting date.
The maximum exposure to loss is stated gross of the effects of hedging and collateral arrangements entered into to mitigate the group‘s exposure to loss.

HSBC Bank plc	161

Notes on the Financial Statements
Securitisations
The group has interests in unconsolidated securitisation vehicles through holding notes issued by these entities. In addition, the group has investments in ABSs issued by third-party structured entities.
HSBC managed funds
The group together with other HSBC entities establishes and manages money market funds and non-money market investment funds to provide customers with investment opportunities. The group, as fund manager, may be entitled to receive management and performance fees based on the assets under management. The group may also retain units in these funds.
Non-HSBC managed funds
The group purchases and holds units of third-party managed funds in order to facilitate business and meet customer needs.
Other
The group has established structured entities in the normal course of business, such as structured credit transactions for customers, to provide finance to public and private sector infrastructure projects, and for asset and structured finance transactions.
In addition to the interests disclosed above, the group enters into derivative contracts, reverse repos and stock borrowing transactions with structured entities. These interests arise in the normal course of business for the facilitation of third-party transactions and risk management solutions.
Group sponsored structured entities
The amount of assets transferred to and income received from such sponsored entities during 2022 and 2021 was not significant.

20	Goodwill and intangible assets

	2022	2021
	£m	£m
Goodwill	—	—
Present value of in-force long-term insurance business	1,076	811
Other intangible assets[1]	91	83
At 31 Dec	1,167	894
1    Included within the group's other intangible assets is internally generated software with a net carrying value of £87m (2021: £77m). During 2022, capitalisation of internally generated software was £47m (2021: £46m), impairment was £21m (2021: £45m) and amortisation was £34m (2021: £15m).

Present value of in-force long-term insurance business
When calculating the present value of in-force long-term (‘PVIF’) insurance business, expected cash flows are projected after adjusting for a variety of assumptions made by each insurance operation to reflect local market conditions and management’s judgement of future trends and uncertainty in the underlying assumptions is reflected by applying margins (as opposed to a cost of capital methodology) including valuing the cost of policyholder options and guarantees using stochastic techniques.
Financial reporting Committees of each key insurance entity meet on a quarterly basis to review and approve PVIF assumptions. All changes to non-economic assumptions, economic assumptions that are not observable and model methodology must be approved by the Financial Reporting Committee.

Movements in PVIF
	2022	2021
	£m	£m
PVIF at 1 Jan	811	647
Change in PVIF of long-term insurance business	226	200
– value of new business written during the year	79	67
– expected return[1]	(53)	(70)
– assumption changes and experience variances[2,3] (see below)	200	202
– other adjustments	—	1
Exchange differences	39	(36)
PVIF at 31 Dec	1,076	811
1‘Expected return’ represents the unwinding of the discount rate and reversal of expected cash flows for the period.
2Represents the effect of changes in assumptions on expected future profits and the difference between assumptions used in the previous PVIF calculation and actual experience observed during the year to the extent that this affects future profits. The gain of £200m in the year (2021: gain of £202m) was primarily driven by a reduction in the cost of financial guarantees in France as a result of rising interest rates during 2022.
32022 includes £52m impact recognised on the classification of France retail as discontinued operations.
Key assumptions used in the computation of PVIF for main life insurance operations
Economic assumptions are set in a way that is consistent with observable market values. The valuation of PVIF is sensitive to observed market movements and the impact of such changes is included in the sensitivities presented below.

	2022		2021
	UK	France[1]	UK	France[1]
	%	%	%	%
Weighted average risk-free rate	3.71	2.80	0.95	0.69
Weighted average risk discount rate	3.71	4.44	0.95	1.55
Expense inflation	3.70	4.26	3.80	1.80
1    For 2022, the calculation of France’s PVIF assumes a risk discount rate of 4.44% (2021: 1.55%) plus a risk margin of £83m (2021: £156m).

162	HSBC Bank plc

Sensitivity to changes in economic assumptions
The group sets the risk discount rate applied to the PVIF calculation by starting from a risk-free rate curve and adding explicit allowances for risks not reflected in the best estimate cash flow modelling. Where the insurance operations provide options and guarantees to policyholders, the cost of these options and guarantees is accounted for as a deduction from the present value of in-force 'PVIF' asset, unless the cost of such guarantees is already allowed for as an explicit addition to liabilities under insurance contracts. See page 102 for further details of these guarantees and the impact of changes in economic assumptions on our insurance manufacturing subsidiaries.
Sensitivity to changes in non-economic assumptions
Policyholder liabilities and PVIF are determined by reference to non-economic assumptions including mortality and/or morbidity, lapse rates and expense rates. See page 103 for further details on the impact of changes in non-economic assumptions on our insurance manufacturing operations.

21	Prepayments, accrued income and other assets

	2022	2021
	£m	£m
Cash collateral and margin receivables	44,932	29,947
Settlement accounts	6,926	4,960
Bullion	3,464	2,253
Prepayments and accrued income	1,769	1,365
Property, plant and equipment	761	846
Right-of-use assets	166	251
Reinsurers’ share of liabilities under insurance contracts (Note 4)	140	146
Employee benefit assets (Note 5)	73	54
Endorsements and acceptances	243	196
Other accounts	2,905	3,100
At 31 Dec	61,379	43,118
Prepayments, accrued income and other assets include £55,801m (2021: £39,064m) of financial assets, the majority of which are measured at amortised cost.

22	Trading liabilities

	2022	2021
	£m	£m
Deposits by banks[1]	4,337	3,122
Customer accounts[1]	5,812	6,386
Other debt securities in issue	812	1,324
Other liabilities – net short positions in securities	30,304	35,601
At 31 Dec	41,265	46,433
1'Deposits by banks' and 'Customer accounts' include repos, stock lending and other amounts.

23	Financial liabilities designated at fair value

	2022	2021
	£m	£m
Deposits by banks and customer accounts	4,864	4,302
Liabilities to customers under investment contracts	948	1,032
Debt securities in issue	20,666	26,049
Subordinated liabilities (Note 26)	809	2,225
At 31 Dec	27,287	33,608
The carrying amount of financial liabilities designated at fair value was £(3,431)m lower than the contractual amount at maturity
(2021: £(1,568)m lower). The cumulative amount of change in fair value attributable to changes in credit risk was a loss of £(292)m (2021: loss of £165m).

HSBC Bank plc	163

Notes on the Financial Statements

24	Accruals, deferred income and other liabilities

	2022	2021
	£m	£m
Cash collateral and margin payables	55,470	32,309
Settlement accounts	4,915	4,767
Accruals and deferred income	1,903	1,507
Amount due to investors in funds consolidated by the group	991	1,315
Lease liabilities	269	386
Employee benefit liabilities (Note 5)	121	196
Share-based payment liability to HSBC Holdings	98	129
Endorsements and acceptances	231	189
Other liabilities	2,947	2,658
At 31 Dec	66,945	43,456
For the group, accruals, deferred income and other liabilities include £66,356m (2021: £42,887m) of financial liabilities, the majority of which are measured at amortised cost.

25	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 1 Jan 2022	164	175	21	99	459
Additions	117	61	4	63	245
Amounts utilised	(124)	(152)	(6)	(34)	(316)
Unused amounts reversed	(35)	(4)	(6)	(23)	(68)
Exchange and other movements	4	(3)	—	(2)	(1)
At 31 Dec 2022	126	77	13	103	319
Contractual commitments[1]
At 1 Jan 2022					103
Net change in expected credit loss provision and other movements					2
At 31 Dec 2022					105
Total Provisions
At 31 Dec 2021					562
At 31 Dec 2022					424

Provisions (excluding contractual commitments)
At 1 Jan 2021	309	237	25	103	674
Additions	91	32	11	86	220
Amounts utilised	(170)	(63)	(10)	(32)	(275)
Unused amounts reversed	(63)	(25)	(6)	(58)	(152)
Exchange and other movements	(3)	(6)	1	—	(8)
At 31 Dec 2021	164	175	21	99	459
Contractual commitments[1]
At 1 Jan 2021					187
Net change in expected credit loss provision and other movements					(84)
At 31 Dec 2021					103
Total Provisions
At 31 Dec 2020					861
At 31 Dec 2021					562
1    The contractual commitments include provision for off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 70.
Restructuring costs
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans made within the group.
Legal proceedings and regulatory matters
Further details of legal proceedings and regulatory matters are set out in Note 32. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim), or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulatory or law enforcement agencies in connection with alleged wrongdoing.

164	HSBC Bank plc

26	Subordinated liabilities

Subordinated liabilities
	2022	2021
	£m	£m
At amortised cost	14,528	12,488
– subordinated liabilities	13,828	11,788
– preferred securities	700	700
Designated at fair value (Note 23)	809	2,225
– subordinated liabilities	809	2,225
At 31 Dec	15,337	14,713
Subordinated liabilities rank behind senior obligations and consist of capital instruments and other instruments. Capital securities may be called and redeemed by HSBC subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may reset or become floating rate based on relevant market rates. On subordinated liabilities other than floating rate notes, interest is payable at fixed rates of up to 7.65%.
The balance sheet amounts disclosed below are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital due to the inclusion of issuance costs, regulatory amortisation and regulatory eligibility limits.

Subordinated liabilities of the group
		Carrying amount
		2022	2021
		£m	£m
Additional tier 1 instruments guaranteed by the bank
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities[1,5,6]	569	700
Tier 2 instruments
$750m	3.43% Subordinated Loan 2022	—	558
£300m	6.5% Subordinated Notes 2023[3]	134	300
£1,500m	Floating Rate Subordinated Loan 2023	—	1,260
€1,500m	Floating Rate Subordinated Loan 2032	1,326	—
€1,500m	Floating Rate Subordinated Loan 2024	1,329	1,260
$300m	7.65% Subordinated Notes 2025[2]	141	222
$750m	HSBC Bank plc 4.19% Subordinated Loan 2027	593	604
€300m	Floating Rate Subordinated Loan 2027	—	252
£200m	Floating Rate Subordinated Loan 2028	200	200
€300m	Floating Rate Subordinated Loan 2028	266	252
€260m	Floating Rate Subordinated Loan 2029	230	218
£350m	5.375% Callable Subordinated Step-up Notes 2030[3,4,6]	60	398
$2,000m	HSBC Bank plc 1.625% Subordinated Loan 2031	1,497	1,457
€2,000m	HSBC Bank plc 0.375% Subordinated Loan 2031	1,583	1,658
€2,000m	HSBC Bank plc 0.375% Subordinated Loan 2031	1,583	1,658
€1,250m	HSBC Bank plc 0.25% Subordinated Loan 2031	990	1,036
£500m	5.375% Subordinated Notes 2033[3]	152	665
£225m	6.25% Subordinated Notes 2041[3]	47	224
£600m	4.75% Subordinated Notes 2046[3]	191	595
$750m	Undated Floating Rate Primary Capital Notes	624	554
$500m	Undated Floating Rate Primary Capital Notes	415	369
$300m	Undated Floating Rate Primary Capital Notes (Series 3)	249	222
$1,250m	HSBC Bank plc floating Subordinated Loan 2028	1,035	—
$1,100m	HSBC Bank plc floating Subordinated Loan 2033	910	—
€400m	HSBC Bank plc floating Subordinated Loan 2028	362	—
€400m	HSBC Bank plc floating Subordinated Loan 2027	361	—
€500m	HSBC Bank plc floating Subordinated Loan 2028	443	—
Other Tier 2 instruments each less than £100m		47	51
At 31 Dec		15,337	14,713

1    The value of the security partially decreased as a result of a fair value hedge gain. The instrument was held at amortised cost in 2021. Also, the interest rate payable after November 2031 is the sum of the compounded daily Sonia rate plus 2.0366%.
2    The bank tendered for this security in November 2022. The principal balance is $180m. The original notional value of the security is $300m.
3    The bank tendered for these securities in November 2022. The principal balance is £135m, £61m, £157m, £70m and £237m respectively. The original notional values of these securities are £300m, £350m, £500m, £225m and £600m respectively.
4 The interest rate payable after November 2025 is the sum of the compounded daily Sonia rate plus 1.6193%.
5 See paragraph below, ‘Guaranteed by HSBC Bank plc’.
6 These securities are ineligible for inclusion in the capital base of the group.
Guaranteed by HSBC Bank plc
A capital security guaranteed by the bank was issued by a Jersey limited partnership. The proceeds of this was lent to the bank by the limited partnership in the form of a subordinated note. It qualified as additional tier 1 capital for the group (on a solo and consolidated basis) under CRR II until 31 December 2021 by virtue of the application of grandfathering provisions. Since 31 December 2021, this security has no longer qualified as regulatory capital for the group.
This preferred security, together with the guarantee, is intended to provide investors with rights to income, capital distributions and distributions upon liquidation of the company that are equivalent to the rights that they would have had if they had purchased non-

HSBC Bank plc	165

Notes on the Financial Statements
cumulative perpetual preference shares of the company. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if the bank has insufficient distributable reserves (as defined).
The bank has individually covenanted that, if prevented under certain circumstances from paying distributions on the preferred security in full, it will not pay dividends or other distributions in respect of its ordinary shares, or repurchase or redeem its ordinary shares, until the distribution on the preferred security has been paid in full.
If the preferred security guaranteed by the bank is outstanding in November 2048, or if the total capital ratio of the group (on a solo or consolidated basis) falls below the regulatory minimum required, or if the Directors expect it to do so in the near term, provided that proceedings have not been commenced for the liquidation, dissolution or winding up of the bank, the holders’ interests in the preferred security guaranteed by the bank will be exchanged for interests in preference shares issued by the bank that have economic terms which are in all material respects equivalent to the preferred security and its guarantee.
Tier 2 securities
Tier 2 capital securities are either perpetual or dated subordinated securities on which there is an obligation to pay coupons. These capital securities are included within the group’s regulatory capital base as tier 2 capital under CRR II, either as fully eligible capital or by virtue of the application of grandfathering provisions. In accordance with CRR II, the capital contribution of all tier 2 securities is amortised for regulatory purposes in their final five years before maturity.

27	Maturity analysis of assets, liabilities and off-balance sheet commitments
Contractual maturity of financial liabilities
The balances in the table below do not agree directly with those in our consolidated balance sheet as the table incorporates, on an undiscounted basis, all cash flows relating to principal and future coupon payments (except for trading liabilities and derivatives not treated as hedging derivatives).
Undiscounted cash flows payable in relation to hedging derivative liabilities are classified according to their contractual maturities. Trading liabilities and derivatives not treated as hedging derivatives are included in the ‘Due not more than 1 month’ time bucket and not by contractual maturity.
In addition, loans and other credit-related commitments, and financial guarantees are generally not recognised on our balance sheet. The undiscounted cash flows potentially payable under loan and other credit-related commitments and financial guarantees are classified on the basis of the earliest date they can be called.

Cash flows payable under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	16,178	36	2,479	1,994	256	20,943
Customer accounts	197,400	11,821	6,441	127	285	216,074
Repurchase agreements – non-trading	30,572	1,793	203	427	—	32,995
Trading liabilities	41,265	—	—	—	—	41,265
Financial liabilities designated at fair value	9,558	1,950	4,887	7,200	6,857	30,452
Derivatives	218,015	88	391	1,382	437	220,313
Debt securities in issue	832	3,047	2,352	812	851	7,894
Subordinated liabilities	9	137	427	3,300	14,713	18,586
Other financial liabilities[1]	65,305	272	824	180	1,080	67,661
	579,134	19,144	18,004	15,422	24,479	656,183
Loan and other credit-related commitments	127,913	—	—	—	—	127,913
Financial guarantees[2]	5,327	—	—	—	—	5,327
At 31 Dec 2022	712,374	19,144	18,004	15,422	24,479	789,423

Deposits by banks	16,783	1,555	1,106	12,277	401	32,122
Customer accounts	196,609	5,599	2,770	199	101	205,278
Repurchase agreements – non-trading	24,273	1,924	1,061	7	—	27,265
Trading liabilities	46,433	—	—	—	—	46,433
Financial liabilities designated at fair value	9,358	2,790	4,310	8,269	11,873	36,600
Derivatives	139,040	46	104	406	581	140,177
Debt securities in issue	2,755	2,952	2,145	1,328	335	9,515
Subordinated liabilities	14	62	123	3,969	10,734	14,902
Other financial liabilities[1]	40,292	423	442	234	1,417	42,808
	475,557	15,351	12,061	26,689	25,442	555,100
Loan and other credit-related commitments	119,476	—	—	—	—	119,476
Financial guarantees[2]	11,054	—	—	—	—	11,054
At 31 Dec 2021	606,087	15,351	12,061	26,689	25,442	685,630

1    Excludes financial liabilities of disposal groups.
2    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

166	HSBC Bank plc

Maturity analysis of financial assets and financial liabilities
The following table provides an analysis of financial assets and liabilities by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
•Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due after more than 1 year’ time bucket. Undated or perpetual instruments are classified based on the contractual notice period, which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due after more than 1 year’ time bucket.
•Financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction.
•Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due after more than 1 year’ time bucket, however, such contracts are subject to surrender and transfer options by the policyholders.

Maturity analysis of financial assets and financial liabilities
	2022			2021
	Due within 1 year	Due after more than 1 year	Total	Due within 1 year	Due after more than 1 year	Total
	£m	£m	£m	£m	£m	£m
Assets
Financial assets designated or otherwise mandatorily measured at fair value	1,391	14,490	15,881	3,225	15,424	18,649
Loans and advances to banks	15,867	1,242	17,109	8,841	1,943	10,784
Loans and advances to customers	38,405	34,209	72,614	40,837	50,340	91,177
Reverse repurchase agreement – non-trading	52,324	1,625	53,949	53,079	1,369	54,448
Financial investments	7,201	25,403	32,604	6,748	34,552	41,300
Other financial assets	55,369	428	55,797	38,851	203	39,054
Assets held for sale	4,174	17,040	21,214	9	—	9
At 31 Dec	174,731	94,437	269,168	151,590	103,831	255,421
Liabilities
Deposits by banks	18,674	2,162	20,836	19,439	12,749	32,188
Customer accounts	215,562	386	215,948	204,973	268	205,241
Repurchase agreements – non-trading	32,486	415	32,901	27,252	7	27,259
Financial liabilities designated at fair value	16,281	11,006	27,287	16,329	17,279	33,608
Debt securities in issue	6,149	1,119	7,268	7,840	1,588	9,428
Other financial liabilities	65,108	1,248	66,356	41,131	1,754	42,885
Subordinated liabilities	142	14,386	14,528	8	12,480	12,488
Liabilities of disposal groups held for sale	21,621	3,090	24,711	—	—	—
At 31 Dec	376,023	33,812	409,835	316,972	46,125	363,097

28	Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously (‘the offset criteria’).
In the following table, the ‘Amounts not set off in the balance sheet’ include transactions where:
•the counterparty has an offsetting exposure with the group and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are not otherwise satisfied; and
•in the case of derivatives and reverse repurchase/repurchase, stock borrowing/lending and similar agreements, cash and non-cash collateral (debt securities and equities) has been received/pledged to cover net exposure in the event of a default or other predetermined events.
The effect of over-collateralisation is excluded.
‘Amounts not subject to enforceable master netting agreements’ include contracts executed in jurisdictions where the rights of set off may not be upheld under the local bankruptcy laws, and transactions where a legal opinion evidencing enforceability of the right of offset may not have been sought, or may have been unable to obtain.
For risk management purposes, the net amounts of loans and advances to customers are subject to limits, which are monitored and the relevant customer agreements are subject to review and updated, as necessary, to ensure that the legal right of offset remains appropriate.

HSBC Bank plc	167

Notes on the Financial Statements

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[4]	Total
				Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments, including non-cash collateral[5]	Cash collateral	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Derivatives (Note 14)[1]	303,911	(79,799)	224,112	(193,720)	(29,998)	394	1,126	225,238
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	14,490	(196)	14,294	(14,293)	—	1	63	14,357
– non-trading assets	103,839	(52,268)	51,571	(51,310)	(260)	1	2,378	53,949
Loans and advances to customers[2]	17,979	(8,105)	9,874	(8,143)	—	1,731	1	9,875
At 31 Dec 2022	440,219	(140,368)	299,851	(267,466)	(30,258)	2,127	3,568	303,419

Derivatives (Note 14)[1]	160,801	(20,689)	140,112	(114,985)	(24,277)	850	1,109	141,221
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	11,960	(156)	11,804	(11,804)	—	—	40	11,844
– non-trading assets	125,935	(72,788)	53,147	(53,044)	(103)	—	1,301	54,448
Loans and advances to customers[2]	14,741	(6,091)	8,650	(7,053)	—	1,597	5	8,655
At 31 Dec 2021	313,437	(99,724)	213,713	(186,886)	(24,380)	2,447	2,455	216,168

Financial liabilities
Derivatives (Note 14)[1]	297,341	(79,799)	217,542	(197,201)	(19,662)	679	1,325	218,867
Repos, stock lending and similar agreements classified as:
– trading liabilities	10,180	(196)	9,984	(9,983)	—	1	2	9,986
– non-trading liabilities	85,168	(52,268)	32,900	(32,719)	(182)	(1)	1	32,901
Customer accounts[3]	24,082	(8,105)	15,977	(8,143)	—	7,834	10	15,987
At 31 Dec 2022	416,771	(140,368)	276,403	(248,046)	(19,844)	8,513	1,338	277,741

Derivatives (Note 14)[1]	159,169	(20,689)	138,480	(124,745)	(13,273)	462	888	139,368
Repos, stock lending and similar agreements classified as:
– trading liabilities	9,444	(156)	9,288	(9,288)	—	—	13	9,301
– non-trading liabilities	100,031	(72,788)	27,243	(27,090)	(153)	—	16	27,259
Customer accounts[3]	21,846	(6,091)	15,755	(7,053)	—	8,702	11	15,766
At 31 Dec 2021	290,490	(99,724)	190,766	(168,176)	(13,426)	9,164	928	191,694
1At 31 Dec 2022, the amount of cash margin received that had been offset against the gross derivatives assets was £2,373m (2021: £2,590m). The amount of cash margin paid that had been offset against the gross derivatives liabilities was £7,279m (2021: £6,180m).
2 At 31 Dec 2022, the total amount of 'Loans and advances to customers' recognised on the balance sheet was £72,614m (2021: £91,177m) of which £9,874m (2021: £8,650m) was subject to offsetting.
3 At 31 Dec 2022, the total amount of 'Customer accounts' recognised on the balance sheet was £215,948m (2021: £205,241m) of which £15,977m (2021: £15,755m) was subject to offsetting.
4 These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.
5 The disclosure has been enhanced this year to support consistency across Group entities. All financial instruments (whether recognised on our balance sheet or as non-cash collateral received or pledged) are presented within ‘financial instruments, including non-cash collateral‘ as balance sheet classification has no effect on the rights of set-off associated with financial instruments. Comparative data have been represented accordingly.

29	Called up share capital and other equity instruments
Issued and fully paid

HSBC Bank plc £1.00 ordinary shares
	2022		2021
	Number	£m	Number	£m
At 1 Jan	796,969,111	797	796,969,111	797
At 31 Dec	796,969,112	797	796,969,111	797

HSBC Bank plc share premium
	2022	2021
	£m	£m
At 31 Dec	420	—

Total called up share capital and share premium
	2022	2021
	£m	£m
At 31 Dec	1,217	797

168	HSBC Bank plc

HSBC Bank plc $0.01 non-cumulative third dollar preference shares
	2022		2021
	Number	£000	Number	£000
At 1 Jan and 31 Dec	35,000,000	172	35,000,000	172
The bank has no obligation to redeem the preference shares but may redeem them in part or in whole at any time, subject to prior notification to the Prudential Regulation Authority ('PRA'). Dividends on the preference shares in issue are paid annually at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares in issue if (i) payment of the dividend would cause a breach of the capital adequacy requirements of the bank (or its subsidiary undertakings) under applicable laws or regulations or (ii) the distributable profits of the bank are insufficient to enable the payment in full or in part (as applicable) of the dividends on the preference shares in issue. If either the solo or consolidated Common Equity Tier 1 Capital Ratio of the bank as of any date falls below 7.00% (a so-called 'right conversion event'), the rights attaching to the preference shares shall be altered irrevocably and permanently such that they have the same rights attaching to them as ordinary shares. Holders of the preference shares in issue will be able to attend any general meetings of shareholders of the bank and to vote on any resolution proposed to vary or abrogate any of the rights attaching to the preference shares or any resolution proposed to reduce the paid up capital of the preference shares. If the dividend payable on the preference shares in issue has not been paid in full for the most recent dividend period, if a rights conversion event has occured or if any resolution is proposed for the winding-up of the bank or the sale of its entire business then, in such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings. In the case of unpaid dividends, the holders of preference shares in issue will be entitled to attend and vote at any general meetings until such time as dividends on the preference shares for the most recent dividend period have been paid in full, or a sum set aside for such payment in full, in respect of one dividend period. All shares in issue are fully paid.
Other equity instruments

HSBC Bank plc additional tier 1 instruments
		2022	2021
		£m	£m
€1,900m	Undated Subordinated Resettable Additional Tier 1 instrument issued 2015 (Callable December 2020 onwards)	1,388	1,388
€235m	Undated Subordinated Resettable Additional Tier 1 instrument issued 2016 (Callable January 2022 onwards)	197	197
€300m	Undated Subordinated Resettable Additional Tier 1 instrument 2018 (Callable March 2023 onwards)	263	263
£555m	Undated Subordinated Resettable Additional Tier 1 instrument 2018 (Callable March 2023 onwards)	555	555
£500m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable November 2024 onwards)	500	500
€250m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable November 2024 onwards)	213	213
£431m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable December 2024 onwards)	431	431
€200m	Undated Subordinated Resettable Additional Tier 1 instrument 2019 (Callable January 2025 onwards)	175	175
€250m	Undated Subordinated Resettable Additional Tier 1 instruments issued 2022 (Callable March 2027 onwards)	208	—
At 31 Dec		3,930	3,722
These instruments are held by HSBC Holdings plc. The bank has issued capital instruments that are included in the group’s capital base as fully CRR II compliant additional tier 1 capital.
Interest on these instruments will be due and payable only at the sole discretion of the bank, and the bank has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any date. There are limitations on the payment of principal, interest or other amounts if such payments are prohibited under UK banking regulations, or other requirements, if the bank has insufficient distributable items reserves or if the bank fails to satisfy the solvency condition as defined in the instruments terms.
The instruments are undated and are repayable, at the option of the bank, in whole at the initial call date, or on any Interest Payment Date after the initial call date. In addition, the instruments are repayable at the option of the bank in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the Prudential Regulation Authority. These instruments rank pari passu with the bank’s most senior class or classes of issued preference shares and therefore ahead of ordinary shares. These instruments will be written down in whole, together with any accrued but unpaid interest if either the group’s solo or consolidated Common Equity Tier 1 Capital Ratio falls below 7.00%.

HSBC Bank plc	169

Notes on the Financial Statements

30	Contingent liabilities, contractual commitments, guarantees and contingent assets

	2022	2021
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	5,327	11,054
– performance and other guarantees	17,136	15,833
– other contingent liabilities	353	367
At 31 Dec	22,816	27,254
Commitments:[1]
– documentary credits and short-term trade-related transactions	2,317	1,928
– forward asset purchases and forward deposits placed	33,684	30,005
– standby facilities, credit lines and other commitments to lend	91,912	87,543
At 31 Dec	127,913	119,476
1    Includes £126,457m of commitments (2021: £115,695m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
UK branches of HSBC overseas entities
In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC has also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be determined. No provision has been recognised in respect of these notices. In Q1 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. In February 2022, the Upper Tribunal issued a judgement addressing several preliminary legal issues, which was partially in favour of HMRC and partially in favour of HSBC. The case will now return to the First-tier Tax tribunal for full trial and we await confirmation of the trial window. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. In the event that HSBC’s appeals are successful, HSBC will seek a refund of this VAT, of which £174m is estimated to be attributable to HSBC Bank plc.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 32.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (‘FSCS’) provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time. In December 2022, the FCA announced that it expects to review various elements of the scheme to ensure consumers are appropriately and proportionately protected, with costs distributed across industry levy payers in a fair and sustainable way, with a view to deliver the majority of changes by the end of the 2023/24 financial year.
Guarantees

	2022		2021
	In favour of third parties	By the group in favour of other HSBC Group entities	In favour of third parties	By the group in favour of other HSBC Group entities
	£m	£m	£m	£m
Financial guarantees[1]	4,158	1,169	10,635	419
Performance and other guarantees	15,475	1,661	14,433	1,400
Total	19,633	2,830	25,068	1,819
1    Financial guarantees contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due, in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts. ‘Financial guarantees’ to which the impairment requirements in IFRS 9 are applied have been presented separately from other guarantees to align with credit risk disclosures.
The group provides guarantees and similar undertakings on behalf of both third-party customers and other entities within HSBC Group. These guarantees are generally provided in the normal course of the group‘s banking businesses. Guarantees with terms of more than one year are subject to the group’s annual credit review process.

170	HSBC Bank plc

31	Finance lease receivables
The group leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2022			2021
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present Value
	£m	£m	£m	£m	£m	£m
Lease receivables:
No later than one year	211	(24)	187	409	(20)	389
One to two years	214	(26)	188	251	(19)	232
Two to three years	207	(21)	186	187	(17)	170
Three to four years	117	(16)	101	177	(13)	164
Four to five years	100	(13)	87	90	(9)	81
Later than one year and no later than five years	638	(76)	562	705	(58)	647
Later than five years	457	(50)	407	556	(33)	523
At 31 Dec	1,306	(150)	1,156	1,670	(111)	1,559

32	Legal proceedings and regulatory matters
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2022 (see Note 25). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC ('Madoff Securities'). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of transfers from Madoff Securities to HSBC in an amount not specified, and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court').
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In August 2022, the US District Court for the Southern District of New York (the 'New York District Court') affirmed earlier decisions by the US Bankruptcy Court that dismissed the majority of the liquidators' claims (against most of the HSBC companies). In September 2022, the remaining defendants before the US Bankruptcy Court sought leave to appeal and the liquidators filed appeals to the US Court of Appeals for the Second Circuit, which are currently pending. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming monetary damages. Following dismissal of Primeo's action by the lower and appellate courts in the Cayman Islands, in 2019, Primeo appealed to the UK Privy Council. During 2021, the UK Privy Council held two separate hearings in connection with Primeo's appeal. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.
Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending.
In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.
In October 2009, Alpha Prime Fund Limited ('Alpha Prime') brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.
In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims.

HSBC Bank plc	171

Notes on the Financial Statements
In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.
There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.
Anti-money laundering and sanctions-related matters
In December 2012, HSBC Holdings plc (’HSBC Holdings’) entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority ('FCA') in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board ('FRB'), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA determined that no further Skilled Person work is required. Separately, the Independent Consultant's engagement is now complete and, in August 2022, the FRB terminated its cease-and-desist order.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Nine actions against HSBC Bank plc remain pending in federal courts and HSBC Bank plc's motions to dismiss have been granted in five of these cases. In September 2022 and January 2023, respectively, the appellate courts affirmed the dismissals of two of the cases, and the plaintiffs’ requests for review of these decisions by the full appellate courts have been denied. The dismissals in the other cases are subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the pending matters, including the timing or any possible impact on HSBC, which could be significant.
Foreign exchange-related investigations and litigation
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc's application to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements.
In 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. In December 2022, HSBC reached a settlement-in-principle with the plaintiffs to resolve these matters. The settlement remains subject to the negotiation of definitive documentation. Additionally, in January 2023, HSBC reached a settlement-in-principle with plaintiffs in Israel to resolve a class action lawsuit filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to the negotiation of definitive documentation and court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.
Precious metals fix-related litigation
Gold: Beginning in December 2015, numerous putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In February 2022, following the

172	HSBC Bank plc

conclusion of pre-class certification discovery, the defendants filed a motion seeking to dismiss the plaintiffs’ antitrust claims, which remains pending.
In April 2016, two putative class actions were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.
Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants' motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
•an investigation by the US Commodity Futures Trading Commission ('CFTC') concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications. HSBC Bank plc has reached a settlement-in-principle with the CFTC's Division of Enforcement to resolve this investigation. The settlement is subject to the negotiation of definitive documentation and final approval by the CFTC;
•an investigation by the PRA in connection with depositor protection arrangements in the UK;
•an investigation by the FCA in connection with collections and recoveries operations in the UK;
•an investigation by the UK Competition and Markets Authority into potentially anti-competitive arrangements involving historical trading activities relating to certain UK-based fixed income products and related financial instruments; and
•two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

33	Related party transactions

The immediate and ultimate parent company of the group is HSBC Holdings plc, which is incorporated in England and Wales.
Copies of the Group financial statements may be obtained from the below address.
HSBC Holdings plc
8 Canada Square
London E14 5HQ
IAS 24 ‘Related party disclosures’ defines related parties as including the parent, fellow subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) of the group and its ultimate parent company, close family members of the KMP and entities which are controlled, jointly controlled or significantly influenced by the KMP or their close family members.
Particulars of transactions between the group and the related parties are tabulated below. The disclosure of the year-end balance and the highest amounts outstanding during the year are considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.
Key Management Personnel
The KMP of the bank are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the bank. They include the Directors and certain senior executives of the bank, directors and certain members of the Group Executive Committee of HSBC Holdings plc, to the extent they have a role in directing the affairs of the bank.
The emoluments of those KMP who are not Directors or senior executives of the bank are paid by other Group companies who make no recharge to the bank. Accordingly, no emoluments in respect of these KMP are included in the following disclosure.
The tables below represent the compensation for KMP (directors and certain senior executives) of the bank in exchange for services rendered to the bank for the period they served during the year.

Compensation of Key Management Personnel
	2022	2021	2020
	£000	£000	£000
Short-term employee benefits[1,2]	13,487	13,678	3,865
Post-employment benefits	69	46	19
Other long-term employee benefits	1,152	1,378	429
Share-based payments	4,234	4,331	586
Year ended 31 Dec	18,942	19,433	4,899
1    Includes fees paid to non-executive Directors.
2    2022 includes payment of £600,000 (2021: £2,091,617) relating to compensation for loss of employment.

HSBC Bank plc	173

Notes on the Financial Statements

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2022		2021
	Balance at 31 Dec	Highest amounts outstanding during year[2]	Balance at 31 Dec	Highest amounts outstanding during year
	£m	£m	£m	£m
Key Management Personnel[1]
Advances and credits	—	—	0.03	0.08
Deposits	21	32	11	18
1    Includes close family members and entities which are controlled or jointly controlled by KMP of the bank or their close family members.
2    Exchange rate applied for non-GBP amounts is the average for the year.

The above transactions were made in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of repayment or present other unfavourable features.
In addition to the requirements of IAS 24, particulars of advances (loans and quasi-loans), credits and guarantees entered into by the group with Directors of HSBC Bank plc are required to be disclosed pursuant to section 413 of the Companies Act 2006. Under the Companies Act, there is no requirement to disclose transactions with other KMP. During the course of 2022, there were no advances, credits and guarantees entered into by the group with Directors of HSBC Bank plc.
Other related parties
Transactions and balances during the year with KMP of the bank’s ultimate parent company
During the course of 2022, there were no transactions and balances between KMP of the bank’s ultimate parent company, who were not considered KMP of the bank, in respect of advances and credits, guarantees and deposits.
Transactions and balances during the year with associates and joint ventures
During the course of 2022, there were no transactions and balances with associates and joint ventures, in respect of loans, deposits, guarantees and commitments.

The group’s transactions and balances during the year with HSBC Holdings plc and subsidiaries of HSBC Holdings plc
	2022				2021
	Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets	62	17	7,074	848	108	19	4,702	1,360
Derivatives	7,196	5,714	39,341	27,473	2,002	787	25,566	21,862
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	6	5	28	25	7	6	29	27
Loans and advances to banks	—	—	6,237	5,585	—	—	4,890	3,173
Loans and advances to customers	183	—	496	424	—	—	490	329
Financial investments	154	136	—	—	172	154	—	—
Reverse repurchase agreements – non-trading	—	—	6,150	4,341	—	—	2,332	1,690
Prepayments,accrued income and other assets	1,263	21	11,591	8,389	1,540	1,262	9,853	4,784
Total related party assets at 31 Dec	8,864	5,893	70,917	47,085	3,829	2,228	47,862	33,225
Liabilities
Trading liabilities	45	21	522	91	158	23	116	82
Financial liabilities designated at fair value	1,162	593	—	—	1,181	1,162	1,201	—
Deposits by banks	—	—	6,034	3,310	—	—	6,659	2,261
Customer accounts	6,202	4,315	3,149	1,551	2,364	1,875	3,428	3,149
Derivatives	4,345	2,680	43,384	30,997	3,443	2,074	26,152	22,133
Subordinated liabilities	12,115	12,115	—	—	9,485	9,251	10,421	—
Repurchase agreements – non-trading	—	—	5,811	5,738	—	—	6,162	1,841
Provisions, accruals, deferred income and other liabilities	3,357	3,161	10,816	4,864	189	179	8,057	3,826
Total related party liabilities at 31 Dec	27,226	22,885	69,716	46,551	16,820	14,564	62,196	33,292
Guarantees and commitments	—	—	4,762	3,383	—	—	2,622	2,061

174	HSBC Bank plc

The group’s transactions and balances during the year with HSBC Holdings plc and subsidiaries of HSBC Holdings plc (continued)
	Due to/from HSBC Holdings plc			Due to/from subsidiaries of HSBC Holdings plc
	2022	2021	2020	2022	2021	2020
	£m	£m	£m	£m	£m	£m
Income statement
Interest income	3	4	5	178	32	55
Interest expense[1]	307	50	(55)	162	58	256
Fee income	9	8	13	74	61	55
Fee expense	—	—	—	382	357	389
Trading income	—	—	—	53	2	2
Trading expense	—	—	—	2	—	2
Other operating income	1	7	30	149	236	365
General and administrative expenses	65	143	126	2,387	2,110	2,077
12020 negative balance relates to net impact of fixed-for-floating-interest-rate swaps which the group has entered into to manage the movements in market interest rates on certain fixed rate financial liabilities.
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
The HSBC Bank (UK) Pension Scheme (the ‘Scheme’) entered into swap transactions with the bank to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2022, the gross notional value of the swaps was £5,449m (2021: £5,490m), the swaps had a positive fair value of £424m to the bank (2021: positive fair value of £766m) and the bank had delivered collateral of £425m (2021: £775m) to the Scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

34	Assets held for sale and liabilities of disposal groups held for sale

Held for sale at 31 December
	2022	2021
	£m	£m
Disposal groups	23,179	3
Unallocated impairment losses[1]	(1,978)	—
Non-current assets held for sale	13	6
Total assets	21,214	9
Liabilities of disposal groups	24,711	0
1    This represents impairment losses in excess of the carrying value on the non-current assets, excluded from the measurement scope of IFRS 5.

Disposal groups
Planned sale of our retail banking operations in France
On 25 November 2021, HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking operations in France. The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions, includes: HSBC Continental Europe’s French retail banking operations; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
The framework agreement has a long-stop date of 31 May 2024, if the sale has not closed by that point the agreement will terminate, although that date can be extended by either party to 30 November 2024 in certain circumstances or with the agreement of both parties. We have agreed a detailed plan with My Money Group with the aim of completing the sale in the second half of 2023, subject to regulatory approvals, agreement and implementation of necessary financing structures and the completion of the operational transfer, including customer and data migrations. In this regard the framework agreement imposes certain obligations on the parties in planning for completion.
Given the scale and complexity of the business being sold, there is risk of delay in the implementation of this plan. The disposal group was classified as held for sale for the purposes of IFRS 5 as at 30 September 2022, reflecting the prevailing judgements concerning likelihood of the framework agreement’s timetable being achieved. The assets and liabilities classified as held for sale were determined in accordance with the framework agreement, and are subject to change as the detailed transition plan is executed. This classification and consequential remeasurement resulted in an impairment loss of £1.7bn, which included related transaction costs. At 31 December 2022, we reassessed the likelihood of completion taking account of the most recent correspondence with My Money Group concerning the implementation of the plan and related developments. As a result of this reassessment, the likelihood of completion in 2023 is judged to be highly probable. As such, and in accordance with IFRS 5, the disposal group continues to be classified as held for sale.
The disposal group will be remeasured at the lower of the carrying amount and fair value less costs to sell at each reporting period. Any remaining gains or losses not previously recognised, including from the recycling of foreign currency translation reserves and the reversal of any remaining deferred tax assets and liabilities, will be recognised on completion.
Planned sale of our branch operations in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta Bank SA. Completion of the transaction is subject to regulatory approval, and is currently expected to occur in the first half of 2023. At 31 December 2022, the disposal group included £0.3bn of loans and advances to customers and £1.9bn of customer accounts, which met the criteria to be classified as held for sale. In the second quarter of 2022, we recognised a loss of £0.1bn upon reclassification

HSBC Bank plc	175

Notes on the Financial Statements
as held for sale in accordance with IFRS 5. On completion accumulated foreign currency translation reserves will be recycled to the income statement.
Planned sale of our business in Russia
On 30 June 2022, following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) entered into an agreement for the planned sell of its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). Completion of the transaction is subject to regulatory and governmental approval, and is currently expected to occur in the first half of 2023. In 2022, a £0.2bn loss on the planned sale was recognised, upon reclassification as held for sale in accordance with IFRS5. On completion accumulated foreign currency translation reserves will be recycled to the income statement.
At 31 December 2022, the major classes of assets and associated liabilities of disposal groups held for sale, including allocated impairment losses, were as follows:

	France retail business	Branch operations in Greece	Business in Russia	Total
	£m	£m	£m	£m
Assets of disposal groups held for sale
Cash and balances at central banks	60	1,502	—	1,562
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	39	—	—	39
Loans and advances to banks	—	25	102	127
Loans and advances to customers	20,776	291	—	21,067
Reverse repurchase agreements	—	—	208	208
Financial investments	—	66	22	88
Prepayments, accrued income and other assets	63	4	21	88
Total Assets at 31 Dec 2022	20,938	1,888	353	23,179

Liabilities of disposal groups held for sale
Customer accounts	18,551	1,900	27	20,478
Financial liabilities designated at fair value	2,925	—	—	2,925
Debt securities in issue	1,100	—	—	1,100
Accruals, deferred income and other liabilities	138	52	18	208
Total Liabilities at 31 Dec 2022	22,714	1,952	45	24,711
Expected date of completion	Second Half of 2023	First Half of 2023	First Half of 2023
Operating segment	WPB	All global businesses	CMB, GBM

France retail banking operations
£m
Net assets/(liabilities) classified as held for sale[1]	(1,712)
Expected cash contribution [2]	3,398
Disposal group post-cash contribution [3]	1,686
1    Excludes impairment loss allocated against the non-current assets that are in scope of IFRS 5 measurement of £64m.
2    The contributions are reported within ‘Cash and balances at central banks’ on the group’s consolidated balance sheet.
3    ‘Disposal group post-cash contribution’ includes the net asset value of the transferring business of €1.6bn (£1.5bn) and £0.2bn of additional items to which a nil value is ascribed per the framework agreement.
Under the financial terms of the planned transaction, HSBC Continental Europe will transfer the business with a net asset value of €1.6bn (£1.5bn), subject to adjustment (upwards or downwards) in certain circumstances, for a consideration of €1. Any required increase to the net asset value of the business to achieve the net asset value of €1.6bn (£1.5bn) will be satisfied by the inclusion of additional cash. The value of cash contribution will be determined by the net asset or liability position of the disposal group at the point of completion. Based upon the net liabilities of the disposal group at 31 December 2022, HSBC would be expected to include a cash contribution of £3.4bn as part of the planned transaction.

35	Events after the balance sheet date

In its assessment of events after the balance sheet date, the group has considered and concluded that there are no events requiring adjustment or disclosures in the financial statements.

36	HSBC Bank plc’s subsidiaries, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Bank plc subsidiaries, joint ventures and associates, their registered office address and the effective percentage of equity owned at 31 December 2022 is disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares which are held by HSBC Bank plc or its subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC Bank plc unless otherwise indicated.

HSBC Bank plc's registered office address is:
HSBC Bank plc
8 Canada Square
London E14 5HQ

176	HSBC Bank plc

Subsidiaries
The undertakings below are consolidated by the group.

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
Assetfinance December (H) Limited	100.00		9
Assetfinance December (P) Limited	100.00		2,9
Assetfinance December (R) Limited	100.00		9
Assetfinance June (A) Limited	100.00		9
Assetfinance Limited	100.00		9
Assetfinance March (B) Limited	100.00		10
Assetfinance March (F) Limited	100.00		9
Assetfinance September (F) Limited	100.00		9
Banco Nominees (Guernsey) Limited	100.00		11
Banco Nominees 2 (Guernsey) Limited	100.00		11
Beau Soleil Limited Partnership	n/a		0,12
BentallGreenOak China Real Estate Investments, L.P.	n/a		0,1,13
Canada Crescent Nominees (UK) Limited	100.00		2,9
CCF & Partners Asset Management Limited	100.00	(99.99)	9
CCF Holding (LIBAN) S.A.L. (In Liquidation)	74.99		16
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	9
Charterhouse Management Services Limited	100.00	(99.99)	9
Charterhouse Pensions Limited	100.00		2,9
COIF Nominees Limited	n/a		0,2,9
Corsair IV Financial Services Capital Partners - B L.P	n/a		0,1,18
Dem 9	100.00	(99.99)	3,19
Dempar 1	100.00	(99.99)	3,19
Eton Corporate Services Limited	100.00		11
Flandres Contentieux S.A.	100.00	(99.99)	19
Foncière Elysées	100.00	(99.99)	19
Griffin International Limited	100.00		9
HLF	100.00	(99.99)	19
HSBC (BGF) Investments Limited	100.00		2,9
HSBC Asset Finance (UK) Limited	100.00		2,9
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		2,9
HSBC Assurances Vie (France)	100.00	(99.99)	24
HSBC Bank (General Partner) Limited	100.00		2,25
HSBC Bank (RR) (Limited Liability Company)	n/a		0,6,26
HSBC Bank Armenia cjsc	100.00		27
HSBC Bank Capital Funding (Sterling 1) LP	n/a		0,25
HSBC Bank Capital Funding (Sterling 2) LP	n/a		0,25
HSBC Bank Malta p.l.c.	70.03		28
HSBC City Funding Holdings	100.00		9
HSBC Client Holdings Nominee (UK) Limited	100.00		2,9
HSBC Client Nominee (Jersey) Limited	100.00		2,29
HSBC Continental Europe	99.99		19
HSBC Corporate Trustee Company (UK) Limited	100.00		2,9
HSBC Custody Services (Guernsey) Limited	100.00		11
HSBC Epargne Entreprise (France)	100.00	(99.99)	24
HSBC Equity (UK) Limited	100.00		2,9
HSBC Europe B.V.	100.00		9
HSBC Factoring (France)	100.00	(99.99)	19
HSBC Global Asset Management (Deutschland) GmbH	100.00		30
HSBC Global Asset Management (France)	100.00	(99.99)	24
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	31
HSBC Global Asset Management (Switzerland) AG	100.00	(99.99)	3,32
HSBC Global Custody Nominee (UK) Limited	100.00		2,9
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		1,2,9
HSBC Global Shared Services (India) Private Limited (In Liquidation)	99.99		1,33
HSBC Infrastructure Limited	100.00		9
HSBC Insurance Services Holdings Limited	100.00		2,9

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
HSBC Investment Bank Holdings Limited	100.00		2,9
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		2,9
HSBC Issuer Services Depositary Nominee (UK) Limited	100.00		2,9
HSBC Life (UK) Limited	100.00		2,9
HSBC Life Assurance (Malta) Limited	100.00	(70.03)	31
HSBC LU Nominees Limited	100.00		2,9
HSBC Marking Name Nominee (UK) Limited	100.00		2,9
HSBC Middle East Leasing Partnership	n/a		0,34
HSBC Operational Services GmbH	100.00	(99.99)	30
HSBC Overseas Nominee (UK) Limited	100.00		2,9
HSBC PB Corporate Services 1 Limited	100.00		35
HSBC Pension Trust (Ireland) DAC	100.00		2,36
HSBC PI Holdings (Mauritius) Limited	100.00		37
HSBC Preferential LP (UK)	100.00		2,9
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		35
HSBC Private Equity Investments (UK) Limited	100.00		9
HSBC Private Markets Management SARL	n/a		0,38
HSBC Property Funds (Holding) Limited	100.00		9
HSBC Real Estate Leasing (France)	100.00	(99.99)	19
HSBC REIM (France)	100.00	(99.99)	24
HSBC Securities (South Africa) (Pty) Limited	100.00		2,39
HSBC Securities Services (Guernsey) Limited	100.00		11
HSBC Securities Services (Ireland) DAC	100.00		36
HSBC Securities Services (Luxembourg) S.A.	100.00		2,40
HSBC Securities Services Holdings (Ireland) DAC	100.00		36
HSBC Service Company Germany GmbH	100.00	(99.99)	1,30
HSBC Services (France)	100.00	(99.99)	19
HSBC SFH (France)	100.00	(99.99)	3,24
HSBC SFT (C.I.) Limited	100.00		2,11
HSBC Specialist Investments Limited	100.00		9
HSBC Titan GmbH & Co. KG	100.00	(99.99)	1,41
HSBC Transaction Services GmbH	100.00	(99.99)	5,30
HSBC Trinkaus & Burkhardt (International) S.A.	100.00	(99.99)	42
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00	(99.99)	30
HSBC Trinkaus & Burkhardt GmbH	100.00	(99.99)	5,30
HSBC Trinkaus Europa Immobilien-Fonds Nr. 5 GmbH	100.00	(99.99)	30
HSBC Trinkaus Family Office GmbH	100.00	(99.99)	5,30
HSBC Trinkaus Real Estate GmbH	100.00	(99.99)	5,30
HSBC Trustee (C.I.) Limited	100.00		2,35
HSBC Trustee (Guernsey) Limited	100.00		2,11
HSIL Investments Limited	100.00		9
INKA Internationale Kapitalanlagegesellschaft mbH	100.00	(99.99)	30
James Capel (Nominees) Limited	100.00		2,9
James Capel (Taiwan) Nominees Limited	100.00		2,9
Keyser Ullmann Limited	100.00	(99.99)	9
Midcorp Limited	100.00		2,9
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		2,9
Republic Nominees Limited	100.00		2,11
RLUKREF Nominees (UK) One Limited	100.00		1,2,9
RLUKREF Nominees (UK) Two Limited	100.00		1,2,9
S.A.P.C. - Ufipro Recouvrement	99.99		19
Saf Baiyun	100.00	(99.99)	3,19
Saf Guangzhou	100.00	(99.99)	3,19
SCI HSBC Assurances Immo	100.00	(99.99)	24
SFM	100.00	(99.99)	19
SFSS Nominees (Pty) Limited	100.00		39
SNC Les Oliviers D'Antibes	60.00	(59.99)	4,24
SNCB/M6 - 2008 A	100.00	(99.99)	19

HSBC Bank plc	177

Notes on the Financial Statements

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
SNCB/M6-2007 A	100.00	(99.99)	3,19
SNCB/M6-2007 B	100.00	(99.99)	3,19
Société Française et Suisse	100.00	(99.99)	19
Somers Dublin DAC	100.00	(99.99)	36
Sopingest	100.00	(99.99)	19
South Yorkshire Light Rail Limited	100.00		9
Swan National Limited	100.00		9
The Venture Catalysts Limited	100.00		2,9
Trinkaus Australien Immobilien Fonds Nr. 1 Brisbane GmbH & Co. KG	100.00	(99.99)	30
Trinkaus Australien Immobilien-Fonds Nr. 1 Treuhand-GmbH	100.00	(99.99)	5,30
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00	(99.99)	30
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00	(99.99)	5,30
Trinkaus Immobilien-Fonds Verwaltungs-GmbH	100.00	(99.99)	5,30
Trinkaus Private Equity Management GmbH	100.00	(99.99)	30
Trinkaus Private Equity Verwaltungs GmbH	100.00	(99.99)	5,30
Valeurs Mobilières Elysées	100.00	(99.99)	19

Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint Ventures	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
HCM Holdings Limited (In Liquidation)	50.99	23
The London Silver Market Fixing Limited	n/a	0,1,2,48
Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
BGF Group plc	24.62	14
Bud Financial Limited	5.36	1,15
Contour Pte Ltd	12.65	1,17
Divido Financial Services Limited	5.56	1,20
Episode Six Limited	7.02	1,21
Euro Secured Notes Issuer	16.67	22
LiquidityMatch LLC	n/a	0,1,43
London Precious Metals Clearing Limited	30.00	1,2,44
Monese Ltd	5.39	1,45
Quantexa Ltd	10.10	46
Services Epargne Enterprise	14.18	47
Threadneedle Software Holdings Limited	6.56	1,49
Trade Information Network Limited	16.67	1,50
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	n/a	0,30
Vizolution Limited	17.95	1,7
We Trade Innovation Designated Activity Company (In Liquidation)	9.88	1,8

Footnotes
0	Where an entity is governed by voting rights, HSBC consolidates when it holds — directly or indirectly — the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power to direct relevant activities, and whether power is held as an agent or principal. HSBC's consolidation policy is described in Note 1.2(a).
1	Management has determined that these undertakings are excluded from consolidation in the Group accounts as these entities do not meet the definition of subsidiaries in accordance with IFRSs. HSBC’s consolidation policy is described in Note 1.2(a).
2	Directly held by HSBC Bank plc
Description of shares
3	Actions
4	Parts
5	GmbH Anteil
6	Russian Limited Liability Company Shares

Registered offices
7	Office Block A, Bay Studios Business Park, Fabian Way, Swansea, Wales, United Kingdom, SA1 8QB
8	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
9	8 Canada Square, London, United Kingdom, E14 5HQ
10	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP
11	Arnold House, St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
12	HSBC Main Building, 1 Queen's Road Central, Hong Kong
13	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
14	13-15 York Buildings, London, United Kingdom, WC2N 6JU
15	Linen Court Floor 3, 10 East Road, London, United Kingdom, N1 6AD
16	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
17	50 Raffles Place, #32-01 Singapore Land Tower, Singapore, 048623
18	c/o Walkers Corporate Services Limited Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
19	38 avenue Kléber, Paris, France, 75116
20	Office 7, 35-37 Ludgate Hill, London, United Kingdom, EC4M 7JN
21	9/F Amtel Bldg, 148 des Voeux Rd Central, Central, Hong Kong
22	3 avenue de l'Opera, Paris, France, 75001
23	c/o Teneo Financial Advisory Limited, 156 Great Charles Street, Queensway, Birmingham, West Midlands, United Kingdom, B3 3HN
24	Immeuble Cœur Défense, 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
25	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
26	2 Paveletskaya Square Building 2, Moscow, Russian Federation, 115054
27	66 Teryan Street, Yerevan, Armenia, 0009
28	116 Archbishop Street, Valletta, Malta
29	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
30	Hansaallee 3, Düsseldorf, Germany, 40549
31	80 Mill Street, Qormi, Malta, QRM 3101
32	26 Gartenstrasse, Zurich, Switzerland, 8002
33	52/60, M G Road Fort, Mumbai, India, 400 001
34	Unit 401 Level 4, Gate District Precinct Building 2, Dubai International Financial Centre, Dubai, United Arab Emirates, 506553
35	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT

178	HSBC Bank plc

Registered offices (continued)
36	1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland, D02 P820
37	6th Floor HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
38	5 rue Heienhaff, Senningerberg, Luxembourg, 1736
39	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
40	18 Boulevard de Kockelscheuer, Luxembourg, Luxembourg, L-1821
41	3 Hansaallee, Düsseldorf, Nordrhein-Westfalen, Germany, 40549
42	16 Boulevard d'Avranches, Luxembourg, Luxembourg, L-1160
43	100 Town Square Place, Suite 201 | Jersey City, NJ, United States Of America, 07310
44	7th Floor 62 Threadneedle Street, London, United Kingdom, EC2R 8HP
45	Eagle House, 163 City Road, London, United Kingdom, EC1V 1NR
46	Hill House, 1 Little New Street, London, United Kingdom, EC4A 3TR
47	32 rue du Champ de Tir, Nantes, France, 44300
48	c/o Hackwood Secretaries Limited, One Silk Street, London, United Kingdom, EC2Y 8HQ
49	2nd Floor Regis House, 45 King William Street, London, United Kingdom, EC4R 9AN
50	3 More London Riverside, London, United Kingdom, SE1 2AQ

HSBC Bank plc	179

Company information

Company information and Address for Enquiries and Communications
HSBC Bank plc is a public limited company registered in England and Wales under registration number 00014259. The liability of its members is limited. It has its registered office and head office at 8 Canada Square, London, E14 5HQ, UK and the telephone number is +44 20 7991 8888. The length of life of the company is indefinite.
The company was constituted by Deed of Settlement in August 1836 and in 1873 was registered under the Companies Act 1862 as an unlimited company. It was re-registered as a company limited by shares under the Companies Acts 1862 to 1879 in July 1880. In November 1923, the company adopted the name of Midland Bank Limited which it held until February 1982 when the company was re-registered under the Companies Acts 1948 to 1980 as a public limited company and changed its name to Midland Bank plc.
During the year ended December 1992, Midland Bank plc became a wholly-owned subsidiary undertaking of HSBC Holdings plc and by special resolution in September 1999 changed its name from Midland Bank plc to HSBC Bank plc.
To the extent known to the company, it is neither directly or indirectly owned or controlled by a corporation outside of the HSBC Group, any government, or any other person. In addition, there are no arrangements, known to the company, the operation of which may result in a change in its control in the future.
All shareholders of the company’s £1.00 ordinary shares have the same voting rights. 100% of the £1.00 issued ordinary shares are held in the UK.
Where more information about HSBC is available
The SEC maintains a website that contains reports, information statements, and other information regarding companies that file documents electronically with the SEC. The address of that website is: www.sec.gov.
HSBC also has a website found at www.hsbc.com. None of the websites referred to in this Form 20-F (including where a link is provided), and none of the information contained on such websites, are incorporated by reference in this report.
Taxation
HSBC Bank plc does not have any listed shares or American Depositary Shares (‘ADSs’). The company’s holding company, HSBC Holdings plc, has listed shares and ADSs, and includes in its Form 20-F a discussion intended as a general guide to current UK and US federal income tax considerations relevant to US holders of HSBC Holdings plc ordinary shares or ADSs.
Exchange controls
There are currently no UK laws, decrees or regulations that restrict HSBC Bank plc’s import or export of capital, including the availability of cash and cash equivalents for use by the group. Other than certain economic sanctions that may be in force from time to time, there are also no restrictions under the laws of the UK or the terms of the company’s Articles of Association that affect the remittance of dividends, interest or other payments to non-UK resident holders of its securities.

Articles of Association
The disclosure under the caption ‘Articles of Association’ contained in the group’s registration statement on Form 20-F, as filed with the SEC on May 27, 2022 and as amended on July 8, 2022 is incorporated by reference herein.
Differences in HSBC Bank plc/New York Stock Exchange corporate governance practices
Under the NYSE’s corporate governance rules for listed companies and the applicable rules of the SEC, as a NYSE-listed foreign private issuer, HSBC Bank plc is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies subject to NYSE listing standards. HSBC Bank plc believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. HSBC Bank plc is a wholly-owned subsidiary of HSBC Holdings plc and is not listed on the main market of the London Stock Exchange (‘LSE’) or any other stock exchange. As a result, it is not directly subject to the full Listing Rules of the FCA, which require each LSE main market listed company incorporated in the UK to include in its annual report and accounts a statement of how it has applied the principles of The UK Corporate Governance Code (‘UK Code’) issued by the UK Financial Reporting Council and a statement as to whether or not it has complied with the UK Code provisions throughout the accounting period being reported. However, HSBC Bank plc, as part of the HSBC Group, is committed to high standards of corporate governance. The HSBC Group has a wide range of principles, policies and procedures influenced by the UK Code with which HSBC Bank plc complies, including, among others, with respect to director independence, Board composition and Board effectiveness. The UK Code does not require the group to disclose the full range of corporate governance guidelines with which it complies.
Under NYSE listing standards, companies are required to have a nominating/corporate governance committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules The NYSE listing standards requiring the establishment of a nominating and corporate governance committee do not apply to HSBC Bank plc as a wholly-owned subsidiary of HSBC Holdings plc and as an issuer with only debt securities listed.
Further, under the NYSE standards, companies are required to have a compensation committee composed entirely of directors determined to be independent in accordance with the NYSE’s corporate governance rules. A compensation committee must review and approve corporate goals and objectives relevant to chief executive officer compensation and evaluate a chief executive officer’s performance in light of these goals and objectives.
Although HSBC Bank plc is not required to comply with this NYSE standard as a wholly-owned subsidiary of HSBC Holdings plc and as an issuer with only debt securities listed, HSBC Bank plc has established a Board committee known as the Nomination, Remuneration & Governance Committee (‘NRGC’) which covers nominating/corporate governance and remuneration matters akin to those highlighted under applicable NYSE corporate governance rules. During 2022, the NRGC comprised a majority of independent non-executive Directors, as determined in accordance with the HSBC Group policies and the UK Code. One member, deemed not to be independent owing to the length of service on the HSBC Bank plc Board, served on the NRGC. The member was deemed a member for nomination and governance related matters only, and was recused from matters related to remuneration. The NRGC Terms of Reference (‘ToR’) require it to review and approve (prior to, in certain cases, final approval by the HSBC Group Remuneration Committee) performance-based remuneration and to provide feedback to the Board and Group

180	HSBC Bank plc

Remuneration Committee, as applicable by reference to corporate goals and objectives that are set by the Board of Directors.
In addition to identifying individuals qualified to become Board members, the NYSE listing standards require that a nominating/corporate governance committee must develop and recommend to the Board a set of corporate governance principles. The NRGC ToR do not require it to develop and recommend corporate governance principles for HSBC Bank plc. HSBC Bank plc is subject to the HSBC Group’s corporate governance principles, policies and procedures influenced by the UK Code. The Board of Directors is responsible under the HSBC Bank plc Board ToR for the development and review of policies and practices on corporate governance.
Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. The Chair of the Board of HSBC Bank plc meets with the other independent non-executive Directors without the executive Directors in attendance after scheduled Board meetings and otherwise, as necessary. In accordance with the requirements of the UK Code, HSBC Bank plc discloses in this Annual Report on Form 20-F how the Board, its committees and the Directors are evaluated (on page 106) and provides information regarding Directors’ compensation under Note 5 of the notes on the financial statements (on page 141).
NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. While HSBC Bank plc is not required to comply with this NYSE standard as a foreign private issuer with only debt securities listed on the NYSE, in 2021, the board of HSBC Holdings plc endorsed the Statement of Business Principles and Code of Conduct, which, pursuant to the requirements of the Sarbanes-Oxley Act of 2002, incorporates the Sarbanes-Oxley code of ethics (the ‘Sarbanes-Oxley Principles’) applicable to the to the Group Chief Executive, as the principal executive officer, and to the Group Chief Financial Officer and Global Financial Controller on behalf of the HSBC Group.

The Statement of Business Principles and Code of Conduct remains in force and applies to the officers and employees of all HSBC Group subsidiaries, including HSBC Bank plc.
The Statement of Business Principles and Code of Conduct is available on www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct or from the HSBC Bank plc Company Secretary at 8 Canada Square, London E14 5HQ. During 2022, HSBC granted no waivers from its code of ethics.
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Although HSBC Bank plc does not need to comply with this NYSE standard as a wholly-owned subsidiary of HSBC Holdings and as an issuer with only debt securities listed, currently, more than three-quarters of HSBC Bank plc’s Directors are independent. Under the NYSE rules, a director cannot qualify as independent unless the board affirmatively determines that the director has no material relationship with the listed company; in addition, the NYSE rules prescribe a list of circumstances in which a director cannot be independent. Consistent with the expectations of the UK Code, the HSBC Bank plc Board determines whether a Director is independent in character and judgement and whether there are relationships or circumstances that are likely to affect, or could appear to affect, the Director’s judgement.
Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers,
HSBC Bank plc’s Chief Executive Officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the Chief Executive Officer is required promptly to notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to HSBC Bank plc.
HSBC Bank plc is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE-listed US companies.

HSBC Bank plc	181

Company information

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART 1
1. Identity of Directors, Senior Management and Advisers	Not required for annual report	-
2. Offer statistics and Expected Timetable	Not required for annual report	-
3. Key information
A. [Reserved]	-	-
B. Capitalisation and Indebtedness	Not required for annual report	-
C. Reasons for the Offer and use of Proceeds	Not required for annual report	-
D. Risk Factors	Report of the Directors — Risk	41-54
4. Information on the Company
A. History and Development of the Company	Company information: Company information and Address for Enquiries and Communications; Where more information about HSBC is available	180
	Strategic Report	1-32
	Other Information — Regulation and Supervision	27-29
	Strategic Report — ESG Overview	10-12
	Financial Summary	14-30
	Risk	31-103
	Report of the Directors: Corporate Governance Report	104-113
B. Business Overview	Strategic Report	1-32
	Other Information — Regulation and Supervision	27-29
	Financial Summary	14-30
	Note 9 on the Financial Statements — Segmental analysis	145-146
C. Organisational Structure	Strategic Report	1-32
	HSBC in Europe	6
	Note 17 to the Financial Statements — Interests in associates and joint ventures	160
	Note 18 on the Financial Statements — Investments in subsidiaries	160
	Note 36 on the Financial Statements — HSBC Bank plc’s subsidiaries, joint ventures and associates	176-179
D. Property, Plants and Equipment	Not applicable	-
4 A.Unresolved Staff Comments	Not applicable	-
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	1-32
	Financial Summary	14-30
	Other Information — Regulation and Supervision	27-29
	Risk	31-103
	Note 14 on the Financial Statements — Derivatives	154-158
B. Liquidity and Capital Resources Financial Review	Financial Review — Loan maturity and interest sensitivity analysis	24
	Risk — Capital and Liquidity Risk	90-94
	Risk — Insurance Manufacturing Operations Risk	100-103
	Note 11 on the Financial Statements — Fair values of financial instruments carried at fair value	147-153
	Note 12 on the Financial Statements — Fair values of financial instruments not carried at fair value	153-154
	Note 14 on the Financial Statements — Derivatives	154-158
	Note 15 on the Financial Statements — Financial investments	158
	Note 27 on the Financial Statements — Maturity analysis of assets, liabilities and off-balance sheet commitments	166-167
	Note 30 on the Financial Statements — Contingent liabilities, contractual commitments, guarantees and contingent assets	170
C. Research and Development, Patents and Licences, etc	Report of the Directors: Corporate Governance Report	112
D. Trend Information	Strategic Report	1-32
	Financial Summary	14-30
	Risk	31-103
E. Critical Accounting Estimates	Note 1 on the Financial Statements — Basis of preparation and significant accounting policies	123-134
	Risk	31-103
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance Report	104-113
B. Compensation	Report of the Directors: Corporate Governance Report — Directors’ emoluments	106
	Note 5 on the Financial Statements — Employee compensation and benefits	136-141
	Note 33 on the Financial Statements — Related party transactions	173-175
C. Board Practices	Report of the Directors: Corporate Governance Report	104-113
	Report of the Directors: Corporate Governance Report — Directors’ emoluments	106
D. Employees	Report of the Directors: Corporate Governance Report	104-113
	Strategic Report	1-32
	ESG Overview - Employee matters	11
	Note 5 on the Financial Statements — Employee compensation and benefits	136-141
	Note 33 on the Financial Statements — Related party transactions	173-175
E. Share Ownership	Report of the Directors: Corporate Governance Report	104-113
	Note 29 on the Financial Statements — Called up share capital and other equity instruments	168-169

182	HSBC Bank plc

Reconciliations (continued)
Form 20-F Item Number and Caption	Location	Page
	Company information	180-181
F. Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable	—
7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Report of the Directors: Corporate Governance Report	104-113
	Note 29 on the Financial Statements — Called up share capital and other equity instruments	168-169
	Company information	180-181
B. Related Party Transactions	Note 33 on the Financial Statements — Related party transactions	173-175
C. Interests of Experts and Counsel	Not required for annual report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	116-179
	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc	114-115
B. Significant Changes	Note 35 on the Financial Statements — Events after the Balance Sheet date	176
9. The Offer and Listing
A. Offer and Listing Details	Not required for annual report	—
B. Plan of Dlstribution	Not required for annual report	—
C. Markets	Not required for annual report	—
D. Selling shareholders	Not required for annual report	—
E. Dilution	Not required for annual report	—
F. Expense of the issue	Not required for annual report	—
10. Additional Information
A. Share Capital	Not required for annual report	—
B. Articles of Association	Company information	180-181
C. Material Contracts	Report of the Directors: Corporate Governance Report — Directors’ emoluments	106
	Note 32 on the Financial Statements — Legal proceedings and regulatory matters	171-173
D. Exchange Controls	Company information	180-181
E. Taxation	Note 7 — Tax	142-144
	Company information	180-181
F. Dividends and Paying Agents	Not required for annual report	—
G. Statement by Experts	Not required for annual report	—
H. Documents on Display	Company information	180-181
I. Subsidiary Information	Not required for annual report	—
J. Annual Report to Security Holders	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Overview — Market risk	94-96
	Report of the Directors — Risk	41-54
	Note 12 on the Financial Statements — Fair values of financial instruments not carried at fair value	153-154
	Note 14 on the Financial Statements — Derivatives	154-158
	Note 15 on the Financial Statements — Financial investments	158
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for annual report	—
B. Warrants and Rights	Not required for annual report	—
C. Other Securities	Not required for annual report	—
D. American Depository Shares	Not applicable	—
PART 2
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc	114-115
	Strategic Report — Other Information	27-30
16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance — Audit Committee	106-107
16B. Code of Ethics	Strategic Report — Other Information	27-30
16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance — Audit Committee	106-107
	Note 6 on the Financial Statements — Auditors’ remuneration	142
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable	—
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Strategic Report — Other Information	27-30
16H. Mine Safety Disclosure	Not applicable	—
16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
Part 3
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	116-179
19. Exhibits (including Certifications)		*

183	HSBC Bank plc

Item 19. Exhibits
Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1    Articles of Association of HSBC Bank plc, as adopted by special resolution passed on October 28, 2021 (incorporated by reference to Exhibit 1 to HSBC Bank plc’s Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 27, 2022, as amended on July 8, 2022).
2.1     Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1     Subsidiaries of HSBC Bank plc (set forth in Note 36 to the consolidated financial statements included in this Annual Report on Form 20-F).
12.1     Certificate of HSBC Bank plc’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2     Certificate of HSBC Bank plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1     Annual Certification of HSBC Bank plc’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1     Consent of PricewaterhouseCoopers LLP.
15.2     Consent of T Voetmann (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
15.3    Consent of Consent of HP Kieselmann (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Bank plc
By:	/s/ David Watts
Name:	David Watts
Title:	Chief Financial Officer

Date: 22 February 2023