Form 20-F
period 2023-12-31
HSBC BANK PLC
filed 2024-02-22
CIK 1140465

As filed with the Securities and Exchange Commission on February 22, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

✔ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares, nominal value £1.00 each     796,969,113
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
✔Yes □ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
□Yes ✔ No
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
□Yes ✔ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
□ Yes □ No

Strategic Report

Contents

Strategic Report
3	Key themes of 2023
4	Key financial metrics
5	About HSBC Group
5	Purpose and strategy
7	Our Global Businesses
8	ESG Overview
10	Key Performance Indicators
12	Economic background and outlook
12	Financial summary
25	Other information
29	Risk overview
Risk review
31	Our approach to risk
32	Top and emerging risks
37	Risk factors
50	Our material banking and insurance risks
Corporate governance report
101	Biographies of Directors and senior management
103	Directors’ emoluments
103	Board committees
Financial Statements
112	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc (PCAOB ID 876)
114	Financial Statements
122	Notes on the financial statements
Additional information
188	Company information
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
Cautionary Statement Regarding Forward-Looking Statements
This Annual Report on Form 20-F contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the HSBC Group’s environmental, social and governance (‘ESG’) targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’,
‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. The company makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by the company’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties.
Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war and the Israel-Hamas war and their impact on global economies and the markets where the company operates, which could have a material adverse effect on (among other things) the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the Russia-Ukraine war and the Israel-Hamas war and inflationary pressures and commodity price changes); changes and volatility in foreign exchange rates and interest rates levels; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments, both in Europe and in other regions such as Asia, producing social instability or legal uncertainty, such as the Russia-Ukraine war or the Israel-Hamas war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations and diplomatic tensions between China and the US, extending to the UK and the EU, alongside other potential areas of tension, which may adversely affect the group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the company’s and the HSBC Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using the company as a conduit for illegal activities without the company’s knowledge; the discontinuation of certain key Ibors and the transition of the remaining legacy Ibor contracts to near risk-free benchmark rates, which continues to expose the company to some financial and non-financial risks; and price competition in the market segments that the company serves;

1	HSBC Bank plc

–changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, despite the signing of the Trade and Cooperation Agreement between the UK and the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where the company operates, including increased competition from non-bank financial services companies; and
–factors specific to the company and the HSBC Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); the company’s ability to achieve its financial, investment, capital targets and the HSBC Group’s ESG targets, commitments and ambitions, which may result in the company’s failure to achieve any of the expected benefits of its strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how the company manages model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions the company bases its financial statements on; changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in the HSBC Group’s reporting framework and accounting standards, which have had and may continue to have a material impact on the way the company prepares its financial statements; the company’s ability to successfully execute planned strategic acquisitions and disposals; the company’s success in adequately integrating acquired businesses into its business; changes in the company’s ability to manage third-party, fraud, financial crime and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and diverse and skilled personnel; and changes in the company’s ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of its regulators, and the company’s capacity to measure the environmental and social impacts from its financing activity (including as a result of data limitations and changes in methodologies), which may affect HSBC Group’s ability to achieve its ESG targets, commitments and ambitions, and increase the risk of greenwashing. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties that the company identifies in ‘Top and emerging risks’ on pages 32 to 37 of this Annual Report on Form 20-F.
This Annual Report on Form 20-F contains a number of graphics and credentials which aim to give a high-level overview of certain elements of the company’s disclosures and to improve accessibility for readers. These graphics and credentials are designed to be read within the context of this Annual Report on Form 20-F as a whole.

HSBC Bank plc	2

Strategic Report | Key themes of 2023 | Key financial metrics

Key themes of 2023
HSBC Bank plc continued to support the HSBC Group and make progress on its strategic aims, although challenges in the geopolitical and economic environment remain.
Financial Performance
Our financial performance in 2023 included a year-on-year favourable impact associated with the sale of our retail banking operations in France and the benefit of a higher interest rate environment. Expected Credit Losses decreased, reflecting a more stable view of the economic outlook. Costs decreased driven by the impact of lower restructuring and other related costs following the completion of the HSBC Group’s cost-saving programme at the end of 2022. Read more on pages 12 to 24.
Strategic Transformation
We have continued to progress in our areas of strength and to simplify our operating model in order to improve returns. During the course of 2023, we prepared for the sale of our French retail banking operations, which was successfully completed on 1st January 2024. We also executed the sale of the assets in our HSBC Continental Europe ('HBCE') Greece branch.

As the final step to implement the Intermediate Parent Undertaking (‘IPU’) structure, in line with European Union ('EU') Capital Requirements Directive V ('CRD V'), HBCE acquired HSBC Private Bank (Luxembourg) SA ('PBLU') from HSBC Private Bank (Suisse) SA in November 2023. More information can be found on pages 5 and 6.
Transition to net zero
In 2020, the HSBC Group set an ambition to become a net zero bank by 2050. Since 2020, HSBC Bank plc has provided and facilitated $137.3bn of sustainable finance and investment1. This financing and investment contributes towards the HSBC Group's ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030.
1 The detailed definitions of the contributing activities for sustainable finance and investment are available in the HSBC Group’s revised Sustainable Finance and Investment Data Dictionary 2023. For this, together with the HSBC Group’s ESG Data Pack and third-party limited assurance report, see www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.

3	HSBC Bank plc

Key financial metrics

	2023	2022[1]	2021[1]
For the year (£m)
Profit/(loss) before tax	2,152	(1,199)	1,023
Net operating income before change in expected credit losses and other credit impairment charges[2]	7,506	4,304	6,120
Profit/(loss) attributable to the parent company	1,703	(563)	1,041
At 31 December (£m)
Total equity attributable to the parent company	24,359	23,102	23,584
Total assets	702,970	716,646	596,611
Risk-weighted assets[3,7,8]	107,449	113,241	106,868
Loans and advances to customers (net of impairment allowances)	75,491	72,614	91,177
Customer accounts	222,941	215,948	205,241
Capital ratios (%)[3,7,8]
Common equity tier 1	17.9	16.3	17.7
Tier 1	21.5	19.7	21.4
Total capital	34.6	31.3	31.8
Leverage ratio (%)[4,7]	5.1	5.4	4.2
Performance, efficiency and other ratios (%)
Return on average ordinary shareholders’ equity[5,9]	7.4	(4.0)	4.3
Return on tangible equity[9]	7.3	(3.9)	3.6
Return on average tangible equity excluding strategic transactions[9]	6.7	2.6	6.1
Cost efficiency ratio[6]	68.5	122.0	89.2
Ratio of customer advances to customer accounts	33.9	33.6	44.4
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
3    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 'Financial Instruments', which are explained further on page 86. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
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
6    Reported cost efficiency ratio is defined as total operating expenses (reported) divided by net operating income before change in expected credit losses and other credit impairment charges (reported).
7    From 30 September 2022, investments in non-financial institution subsidiaries or participations have been measured on an equity accounting basis in compliance with UK regulatory requirements. Comparatives for prior periods have been represented on a consistent basis with the current year.
8    From November 2023, we reverted to the on-shored UK version of closely correlated currency list (CIR(EU) 2019/2091) from the previously applied EBA list (CIR(EU) 2021/249). Comparative data have been represented.
9 Definitions and calculations of alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 24.

HSBC Bank plc	4

Strategic Report | About HSBC Group | Purpose and strategy

About HSBC Group
With assets of $3.0tn and operations in 62 countries and territories at 31 December 2023, HSBC is one of the largest banking and financial services organisations in the world. Approximately 42 million customers bank with the HSBC Group and the HSBC Group employs around 221,000 full-time equivalent staff. The HSBC Group has around 172,000 shareholders.

Purpose and strategy
HSBC's purpose and ambition
The HSBC Group's purpose is ‘Opening up a world of opportunity’ and the HSBC Group's ambition is to be the preferred international financial partner for the HSBC Group's clients.
HSBC values
HSBC values help define who we are as an organisation and are key to our long-term success.
We value difference
Seeking out different perspectives.
We succeed together
Collaborating across boundaries.
We take responsibility
Holding ourselves accountable and taking the long view.
We get it done
Moving at pace and making things happen.
HSBC Group strategy
The HSBC Group is implementing its strategy across the four strategic pillars aligned to its purpose, values and ambition. The HSBC Group's strategy remains anchored around its four strategic pillars: 'Focus', 'Digitise', 'Energise' and 'Transition'.
Focus: Maintain leadership in scale markets; double-down on international connectivity; diversify our revenue; maintain cost discipline and reshape our portfolio.
Digitise: Deliver seamless customer experiences; ensure resilience and security; embrace disruptive technologies and partner with innovators; automate and simplify at scale.
Energise: Inspire leaders to drive performance and delivery; unlock our edge to enable success; deliver a unique and exceptional colleague experience; prepare our workforce for the future.
Transition: Support our customers; embed net zero into the way we operate; partner for systemic change; become net zero in our own operations and supply chain by 2030, and our financed emissions by 2050.
HSBC in Europe
Europe is an important part of the global economy, accounting for roughly 40% of global trade and one-quarter of global Gross Domestic Product (UNCTAD, IMF 2023). In addition, Europe is the world’s top exporter of services and second largest exporter of manufactured goods (UNCTAD, IMF 2023). HSBC Bank plc facilitates trade within Europe and between Europe and other jurisdictions where the HSBC Group has a presence.
With assets of £703bn at 31 December 2023, HSBC Bank plc is one of Europe’s largest banking and financial services organisations. We employ around 14,050 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, apart from UK retail and most UK commercial banking activity which, post ring-fencing, is managed by HSBC UK Bank plc.
HSBC Bank plc operates as one integrated business with two main hubs in London and Paris.
HSBC Bank plc is present in 20 markets1. We are organised around the principal operating units detailed below, which represent the region to customers, regulators, employees and other stakeholders.
The London hub consists of the UK non-ring fenced bank, which provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the HSBC Group.
HSBC Continental Europe comprises our Paris hub, its EU branches (Belgium, Czech Republic, Germany, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden) and its subsidiaries in Malta and Luxembourg (PBLU). We are creating an integrated Continental European bank anchored in Paris to better serve our clients and simplify our organisation.
1    Full list of markets where HSBC Bank plc has a presence: Armenia, Belgium, Bermuda, Channel Islands and Isle of Man, Czech Republic, France, Germany, Ireland, Italy, Israel, Luxembourg, Malta, Netherlands, Poland, Russia, South Africa, Spain, Sweden, Switzerland and the UK.
HSBC Bank plc's strategy and progress on our 2023 commitments
Our ambition is to be the leading international wholesale bank in Europe, complemented by a targeted Wealth and Personal Banking business, an efficient operating model and a robust control framework (see our global businesses on page 7).
HSBC Bank plc exists to open up a world of opportunity for our customers by connecting them to international markets. Europe is the largest trading region in the world and Asia is Europe’s biggest and fastest growing external trading partner (UNCTAD, IMF 2023). We are well positioned to capitalise on this opportunity and play a pivotal role for the HSBC Group.
The transformation we announced in 2020 is essentially complete (see 'Focus on our strengths' for more information). We are repositioning for growth and are well placed to seek to deliver strong financial performance. Further detail can be found below.
In 2023, Europe faced significant inflationary pressure, resulting in rapid central bank interest rate rises. Inflationary pressures have started to ease which may lead to central bank interest rate cuts in 2024.
Further information regarding how we support and engage with our stakeholders can be found on page 8.
Below we provide a progress update on our commitments and strategic initiatives for 2023.
Focus
Through our transformation programme we have built a leaner, simpler bank with a sharper strategic focus and have redesigned our franchise around the needs of our international clients.
Regulation in the EU has provided an opportunity to continue simplifying our structure. HBCE has completed its conversion into an EU Intermediate Parent Undertaking in compliance with the
EU CRD V regulation following the acquisition of PBLU in November 2023, and in July 2023, we transferred the Guernsey Private Banking business from HSBC Bank plc to HSBC Private Bank (Suisse) SA ('PBRS').

5	HSBC Bank plc

HBCE continued to simplify its operating model in 2023. In June, the operations of its principal Germany subsidiary, HSBC Trinkaus & Burkhardt GmbH, were transferred into a new German branch of HBCE, a key step in the process to integrate our Continental European business. We also completed the sale of the assets in our HBCE Greece branch in July 2023, following which the legal wind down process has been initiated.
Throughout 2023, HBCE continued to prepare for the sale of our French retail banking operations which was completed on 1 January 2024.
Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). While we remain committed to the sale of our business in Russia, the outcome of the sale became less certain and remains subject to regulatory approval.
HSBC Europe BV has also reached an agreement to sell HSBC Bank Armenia CJSC, a wholly-owned indirect subsidiary of HSBC Bank plc, to Ardshinbank CJSC. The agreement was signed on 6 February 2024 and is expected to complete within 12 months. The transaction is subject to regulatory approvals.
For further details on the disposal of our retail banking operations in France and the planned sale of our business in Russia please see Note 35: 'Assets held for sale and liabilities of disposal groups held for sale', for further financial information on the transaction on page 179.
In October 2023, HSBC Bank plc acquired HSBC Bank Bermuda Limited ('HBBM') from HSBC Overseas Holdings (UK) Limited ('HOHU'). Bermuda is now reported as part of HSBC Bank plc, better aligning management and investors' view of Europe.
HSBC Bank plc completed the acquisition of HSBC Private Bank (Suisse) SA ('PBRS') in February 2024.
Digitise
We continue to invest in the digitisation of our global businesses, which is central to our strategy. Within Europe, Wealth and Personal Banking (‘WPB’) is focused on enhancing our engagement between clients and relationship managers, and allowing clients to self-serve at a time that suits them. In the Channel Islands and Isle of Man, we serve local and international customers through our HSBC Expat proposition. For these customers we have enhanced our global payments solutions, offering a multi-currency proposition (Global Money), giving customers a virtual card to use with access to 19 currencies. We have also increased the speed of transfer for international payments in 58 currencies and 82 countries. We will seek to deploy secure and private communications via social media channels between clients and relationship managers in 2024.
We continue to be committed to maintaining our core strength in Global Payments Solutions ('GPS'). In 2023, self-serve improvements were made to direct channels such as HSBCnet. We additionally delivered digital enhancements in France to support self-serve options and functionality of additional products such as Letter de Change. We have rolled out SEPA ('Single Euro Payments Area') instant payments in Germany and improved tax payment management in Israel.
Our strategy within Global Trade and Receivables Finance (‘GTRF’) Europe is to help make trade easier, faster and safer, while seeking to deliver sustainable and profitable growth. During 2023, we deployed enhancements to our digital channel HSBCnet. We continue to support our clients opting to use bank agnostic platforms that provide trade finance solutions. In Germany and Israel, we rolled out third-party digital solutions for the issuance and storage of bank guarantees. At the end of 2023, 87% of trade transactions across all channels within HSBC Europe were conducted digitally and we continue to see an increase in clients adopting digital solutions.
We have achieved significant advancements in digital assets and currencies through the launch of our strategic tokenisation platform, HSBC Orion, within Global Banking and Markets ('GBM'). In February 2023, the HSBC Orion platform was used to launch the world's first Pound sterling tokenised bond. HSBC Orion enables registration and issuance of digital bonds, supports both primary and secondary market trading, and aligns with our ambition to promote wider adoption of digital assets. We expect the platform will be used for additional bond issuances and will be expanded to support other products. In 2023, HSBC also tokenised physical gold, allowing customers to trade a ‘digital twin’ of gold custodied in HSBC’s London vault.
Within Markets & Securities Services ('MSS'), HSBC AI Markets delivered an expanded range of market insights and continued to facilitate informed execution. HSBC’s clients and staff are increasingly using AI Markets to access AI or Machine-Learning powered solutions, from finding optimal hedging strategies to providing cross-asset market colour and liquidity. Use of AI Markets in 2023 increased 65% compared with the prior year.
Energise
Empowering our organisation and energising our employees is critical to HSBC Bank plc's success and remains a key focus. We have made progress against our people strategy, including our diversity and inclusion agenda, and are committed to offering colleagues the opportunities to develop their skills while building our talent pipelines to support the achievement of our strategic priorities.
The 2023 annual employee Snapshot survey has shown notable improvement across all indices in Europe from 2022, with the largest increase in the Employee Engagement Index (EEI), Employee Focus Index (EFI) and Strategy indices, which all improved by 8 points.
We are committed to increasing diverse representation in Europe, especially at senior levels and we significantly increased sponsorship and accountability to achieve our goals. HR and our Diversity and Inclusion ('D&I') Council (which includes our European Executive Committee) define and drive specific actions across our D&I strands, supported by our Employee Resource Groups ('ERG'), including the pan-European ERG, 'Inclusive Europe'.
To support the HSBC Group's ambitions, the Group launched the Sustainability Academy in 2022. The academy continues to be available to all colleagues across the HSBC Group. It is a central point for colleagues to access learning plans and curated resources and develop practical skills. The HSBC Group has partnered with leading educational institutions such as Imperial College Business School. They will continue to update the academy with new research and content related to ESG issues, including those related to social and governance issues.
We continue to focus on the development of people managers who enrich the experience and the skills of our colleagues. In addition to our core People Manager Excellence curriculum, we developed content aimed at new people managers with complementary digital learning pathways. We have also developed a leadership programme aimed at our Managing Directors ('MDs') to build their strategic clarity, alignment, community and capability. In 2023, 124 MDs across Europe registered for the leadership programme. We also continued the Enterprise Leadership Programme, an annual forum focused on strategy and leadership.
Transition
Net zero in our own operations
The HSBC Group has an ambition to be net zero in its own operations and supply chain by 2030.
In 2020 the HSBC Group announced a target to reduce energy consumption by 50% by 2030, against a 2019 baseline. HSBC Bank plc met targeted reductions in 2023 by reducing energy and travel emissions by 48% from the 2019 baseline. Key measures that have been implemented to achieve this include:
–Optimising the use of our property portfolio – 11 data centres have been consolidated to five; a new branch building in Malta reduced its carbon footprint by 30% using low carbon cement; and the new Luxembourg office building is rated “Excellent” for Green Buildings and Sustainability by BREEAM (Building Research Establishment Environmental Assessment Method).
–Purchasing 72% of our energy from renewable sources in 2023.
–Managing employee business travel in line with the HSBC Group’s aim to halve travel emissions by 2030, compared with pre-pandemic levels.

HSBC Bank plc	6

Strategic Report | Purpose and strategy | Our Global Businesses | ESG Overview

The HSBC Group plans to remove any remaining emissions in the Group's operations which cannot be reduced or replaced from 2030 onwards by procuring high-integrity carbon credits that have undergone third party verification.
The HSBC Group is also actively encouraging its suppliers to disclose their emissions through the Carbon Disclosure Programme and have a revised supplier code of conduct. For HSBC Bank plc, 89% of our contracted suppliers have signed the supplier code of conduct or have an accepted equivalent (compared with 84% in 2022). The supplier code of conduct sets out our ambitions, targets and commitments on the environment, diversity and human rights, and outlines the minimum standards we expect of our suppliers on these issues.
For further information on the transition to net zero, please see the ESG review in the HSBC Group’s Annual Report on Form 20-F for the year ended 31 December 2023.
Supporting our Customers
The HSBC Group recognises that it has an important role to play in supporting the transition to a net zero global economy. Since 1 January 2020, HSBC Bank plc has provided and facilitated $110.7bn of sustainable finance and $26.6bn of ESG and sustainable investing, as defined in the HSBC Group’s Sustainable Finance and Investment Data Dictionary 2023.
This financing and investment contributes towards the HSBC Group's ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030.
In 2023, we continued to focus on providing our customers with products, services and initiatives to help enable emissions reduction in the real economy.
For example, HBCE is helping zolar, the German climate-tech scale-up, to accelerate the adoption of rooftop solar power.
To complement their capital strategy, zolar turned to us for venture debt financing, which is an alternative to equity capital and is available to scale-ups that would like to raise additional funds for growth initiatives.
Our financing aims to support zolar's ability to ramp up its operations and meet its ambitious goals of serving 10 million households in Europe with renewable energy by 2030.

Our Global Businesses
The HSBC Group manages its products and services through its three global businesses: Global Banking and Markets ('GBM'); Commercial Banking ('CMB'); Wealth and Personal Banking ('WPB'); and the Corporate Centre (comprising: certain legacy assets, central stewardship costs, and interests in our associates and joint ventures).
Business segments
Our operating model has the following material segments: a GBM business which is further split into three reportable segments: MSS, GB and GBM Other (each as defined below), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and eleven global functions, including Risk, Finance, Compliance, Legal, Marketing and Human Resources.
Markets & Securities Services (‘MSS’)
(Loss)/profit before tax £(144)m (2022: £509m); (2021: £(12)m)
Markets & Securities Services is a products group that services customers of all Global Businesses across the financial sector globally. We offer our clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European business continues to support the increasing European needs of our global client base, providing access to the suite of Markets & Securities Services products, connecting emerging and developed markets, and collaborating with other global businesses to provide clients across the HSBC Group with commoditised and bespoke solutions that seek to support their growth ambitions.
Global Banking (‘GB’)
Profit before tax £988m (2022: £486m); (2021: £589m)
Global Banking delivers tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provide a comprehensive suite of services including capital markets, advisory, lending, trade services and global payments solutions.
Our European teams take a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We work closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that seek to meet the needs of international clients across
HSBC. Global Banking Europe operates as an integral part of the global business and contributes significant revenues to other regions, particularly Asia and the Middle East, through our European client base.
GBM Other
(Loss)/profit before tax £(266)m (2022: £(517)m; (2021: £(281)m)
GBM Other primarily comprises Principal Investments and GBM’s share of HSBC’s Markets Treasury function.
The Principal Investments portfolio selectively makes commitments to funds which align with HSBC’s strategic priorities. The day-to-day management of the portfolio is undertaken by HSBC Asset Management on GBM’s behalf.
Commercial Banking (‘CMB’)
Profit before tax £1,000m (2022: £716m); (2021: £492m)
We have a clear strategy to be the leading international corporate bank in Europe. We connect our European customers to our international network of relationship managers and product specialists to support their growth ambitions globally, and we support global multinationals with growing their European subsidiaries through our specialist subsidiary relationship managers and product specialists. Commercial Banking contributes significant revenues to other regions, particularly Asia, through our European client base, and draws benefit from the client network managed outside Europe.
Our products range from bespoke lending solutions to global treasury and trade solutions tailored to clients’ requirements, supported by expertise in markets and investment banking products through our collaboration with Global Banking and Markets. Our Global Payments Services and Global Trade teams also provide treasury and trade finance solutions to Global Banking clients. HSBC has been awarded as the Best Bank for Trade Finance both by Euromoney and Global Trade Review (GTR) for the second consecutive year in 2023, a testament to how we are leading the industry with quality of service and innovative solutions.
HSBC has received the top global recognition in The Banker's Transaction Banking Awards 2023 in addition to winning the Asia Pacific category on the supply chain award which helps demonstrate how strategies in both GPS and GTRF are providing HSBC’s clients with tools to operate their business more effectively.

7	HSBC Bank plc

Wealth and Personal Banking (‘WPB’)
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Comparative data for 2021 has not been restated.
Profit/(loss) before tax £457m (2022: £(1,273)m); (2021: £319m)
In Europe, Wealth and Personal Banking serves customers through Private Banking, Retail Banking, Wealth Management, Insurance and Asset Management. Our core retail proposition offers personal banking, mortgages, loans, credit cards, savings, investments and insurance. WPB offers propositions in certain markets such as Premier; as well as wealth solutions, financial planning and international services. In the Channel Islands and Isle of Man, we serve local and international customers, the majority of whom are customers of HSBC in other markets, through our HSBC Expat proposition. Our Private Banking proposition serves high net worth and ultra-high net worth clients with a relationship balance greater than $2m. Services available to Private Banking clients include investment management, Private Wealth Solutions and bespoke lending.
Private Banking hosts a ‘Next Generation’ programme of events to support our clients’ next generation in building and retaining the wealth within the family. We continue to focus on meeting the needs of our customers, communities we serve, and our people, while working to build the bank of the future.

ESG Overview
We conduct our business to support the sustained success of our customers, employees and other stakeholders.
Our approach
We are guided by HSBC Group's purpose: to open up a world of opportunity for our customers, colleagues, and communities. Our purpose is underpinned by the HSBC Group's values: we value difference; we succeed together; we take responsibility; and we get it done.
The HSBC Group’s approach to ESG is shaped by its purpose and values and a desire to create sustainable long-term value for our stakeholders. As an international bank with significant breadth and scale, we understand that our economies, societies, supply chains and people’s lives are interconnected. The HSBC Group recognises it can play an important role in helping to tackle ESG challenges. The HSBC Group focuses its efforts on three areas: the transition to net zero, building inclusion and resilience, and acting responsibly.
Good outcomes
We are focused on running a strong and sustainable business that puts the customer first, values good governance, and gives our stakeholders confidence in how we do what we do.
Since July 2023, FCA Consumer Duty rules and guidance have required firms to consider the needs, characteristics and objectives of their customers at every stage of the customer journey. Regular reporting will be made available to the HSBC Bank plc Executive Committee and Board to help ensure we operate in an environment in which good outcomes for customers are considered when doing business.
Our conduct approach helps to guide us to do the right thing and to focus on the impact we have on our customers and the financial markets in which we operate. Details on our Conduct Framework are available at www.hsbc.com/Conduct.
Our colleagues
We aspire to open up a world of opportunity for our colleagues and build an inspiring, dynamic culture where the best talent wants to work. We value difference and continue to build an inclusive workforce representative of the communities we serve. We set and report on progress made against the HSBC Group-wide gender and ethnic diversity goals. Understanding the experience of colleagues is central to our efforts. Through the HSBC Group employee Snapshot survey, we capture our colleagues’ views on topics such as hybrid working and well-being. In 2023, over 9,000 colleagues responded to the survey across Europe, a participation rate of 62%. Developing the skills of colleagues is critical to energising our organisation. We foster a learning culture through various resources, providing colleagues with many educational materials and development opportunities.

Net zero ambition
The HSBC Group has continued to take steps to implement its ambition to become net zero in its operations and its supply chain by 2030, and align its financed emissions to net zero by 2050.
In January 2024, the HSBC Group published its first net zero transition plan, which is an important milestone in our journey to achieving our net zero ambition – helping our people, customers, investors and other stakeholders to understand our long-term vision, the challenges, uncertainties and dependencies that exist, the progress we are making and what we plan to do in the future.
Engaging with our stakeholders
Engaging with our stakeholders is core to being a responsible business. To determine material topics that our stakeholders are interested in, we conduct a number of activities throughout the year, including engagements outlined in the table below.

Our stakeholders	How we engage	Material topics highlighted by the engagement
Customers	Our customers’ voices are heard through our interactions with them, surveys and by listening to their complaints	–Customer advocacy –Cybersecurity
Employees	Our colleagues’ voices are heard through the HSBC Group's employee Snapshot survey, exchange meetings, and our ‘speak-up’ channels, including our global whistleblowing platform, HSBC Confidential	–Employee training –Diversity and inclusion –Employee engagement
Investors
Our ordinary shares are held by our parent HSBC Holdings plc, however external parties invest in our bond issuances. We engage with these investors via our investor relations programme which enables investor queries alongside a broader programme of management meetings and market engagement
–Strategic progress –ESG metrics and targets –Risk management
Communities	We engage with non-governmental organisations (‘NGOs’), charities and other civil society groups. We engage directly on specific issues by taking part in working groups	–Financial Inclusion and Community Investment
Regulators and governments	We proactively engage with regulators and governments to facilitate strong relationships via virtual and in-person meetings, responses to consultations individually and jointly via the industry bodies	–Anti-bribery and Corruption
Suppliers	HSBC’s code of conduct sets out our ambitions, targets and commitments on the environment, diversity and human rights, and outlines the minimum standards we expect of our suppliers	–Supply Chain Management –Human Rights

HSBC Bank plc	8

Strategic Report | ESG Overview | Key Performance Indicators

Supporting our stakeholders facing a rising cost of living
We know that many of our customers continue to face difficult financial circumstances due to the increasing cost of living pressures, and we are working to support them.
During 2023, proactive frontline contact was made by trained staff to customers in the Channel Islands & Isle of Man ('CIIOM') identified as being most at risk of being financially impacted by a rise in mortgage repayments. In CIIOM, HSBC offers differential mortgage pricing for existing customers due to the challenging cost of living environment, and we complete monthly analysis to identify customers most likely to experience mortgage rate shocks at the end of their current mortgage rate term.
Our ESG metrics and targets
The HSBC Group has established targets that guide how we do business, including how we operate and how we serve our customers. These include targets designed to track the progress against our environment and social sustainability goals.
They also help us to improve employee advocacy, the diversity of senior leadership and to strengthen our market conduct.
The targets for these measures are linked to the pillars of our ESG strategy: transitioning to net zero, building inclusion and resilience, and acting responsibly.
To help us achieve our ESG ambitions, measures are included in the annual incentive scorecards of the Europe Chief Executive and Executive Committee members.
Below we set out how we have made progress against the ESG-related ambitions and targets.
Environmental – Transition to net zero
Since 1 January 2020, HSBC Bank plc has provided and facilitated $110.7bn of sustainable finance and $26.6bn of ESG and sustainable investing, as defined in the HSBC's Group's Sustainable Finance and Investment Data Dictionary 2023.
At the end of 2023, we achieved a 48% reduction in emissions from our energy consumption and travel compared with a 2019 baseline in France, Germany, Switzerland, Malta and Bermuda. HSBC Bank plc continues to work to support the Group's ambition to achieve net zero in its own operations and supply chain by 2030.
Social – Build inclusion and resilience
–Our Snapshot Employee Engagement score was 54% at the end of 2023, an increase of 8 points compared with 2022;1
–Our current representation of black heritage colleagues in senior leadership roles is 2.8%, an increase of 0.4% from 2022. This includes all colleagues based in the UK;2,3 and
–In 2023, senior leadership roles held by women increased to 25.3%, an improvement of 0.2% from 2022.4
Governance – Acting responsibly
In 2023, 75% of HSBC Bank plc staff completed conduct training, which covers Conduct and Regulatory Compliance topics including market abuse, conflicts of interest and treating customers fairly. The current completion rate is lower than prior years (96% of staff completed conduct training in 2022) due to technical and translation issues which delayed the launch of the training, but is expected to rise in line with completion rates in prior years.5
1The Employee Engagement Index is our headline measure of how employees feel about HSBC. HSBC Bank plc's score is lower than the HSBC Group's, with a key contributing factor being our ongoing regional transformation. However, the relatively low engagement is consistent with findings in Gallup's 2023 State of the Global Workplace Report, which showed significant regional variations in Employee Engagement across all sectors and industries globally. Europe scored lower relative to other regions on employee engagement. Nevertheless, we are seeing year-on-year improvements and will continue to embed a positive and inclusive culture where our colleagues can thrive.
2Senior leadership is classified as those at band 3 and above in the HSBC Group's global career band structure.
3Our 2023 ethnicity goal of 2.9% black heritage colleagues in senior leadership roles is set at the UK level, and includes all colleagues based in the UK including those in the ringfenced bank (HBUK).
4Our 2023 gender diversity target of 26.8% is cascaded by HSBC Group and inclusive of our operations in Bermuda; with HSBC Bank plc achieving 25.3% by end of 2023 at the regional level. We missed our 2023 target, therefore our focus on improving gender balance in senior leadership across Europe remains a priority for the HSBC Bank plc executive committee for 2024.
5The completion rate shown relates to the 2023 ‘Taking Responsibility’ Compliance training module which is categorised as ‘required’ learning for Global employees. Unlike with mandatory training, a formal target is not established for ‘required’ learning modules and non-completion is performance managed.
Responsible Business Culture
We have a responsibility to help protect our customers, our communities and the integrity of the financial system.
Employee matters
We are opening up a world of opportunity for our colleagues through building an inclusive organisation that values difference, takes responsibility and seeks different perspectives for the overall benefit of our customers.
We promote an environment where our colleagues can expect to be treated with dignity and respect. We are an organisation that acts where we find behaviours that fall short. The employee Snapshot index measuring colleagues’ confidence in speaking up is at 70% in 2023.
At times, our colleagues may need to speak up about behaviours in the workplace. We encourage colleagues to speak to their line manager in the first instance, and the annual employee Snapshot survey showed 76% feel able to speak up when they see behaviour that is wrong. We recognise that at times people may not feel comfortable speaking up through the usual channels. HSBC Confidential is a global whistleblowing channel, allowing our colleagues past and present to raise concerns confidentially and, if preferred, anonymously (subject to local laws).
We aspire to be an organisation that is representative of the communities which we serve. To achieve this, we set goals that will build sustainable lasting change. We are focused on increasing women and Black heritage colleagues in senior leadership roles and while we have made progress, we know there is more to be done.
To support our ambition, we encourage our colleagues to self-identify their ethnicity data where legally permissible. At a European level, we are limited in our collection of ethnicity data and can only report in: UK, Channel Islands, Bermuda, the Isle of Man, and South Africa. However, we are continuing to drive open dialogue and action to strengthen our employee networks and improved our diversity data where possible.
In 2024, HSBC in France, Germany, Italy, Luxembourg, Poland and Spain was recognised as a Top Employer by the Top Employers Institute, recognising excellence in Human Resources practices.
Social matters
The HSBC Group has a long-standing commitment to help support the communities in which it operates. It aims to empower people and communities to develop the skills and knowledge needed to thrive in the future.
We work with charity partners to initiate programmes that help people and communities respond to opportunities and challenges as economies transition towards a low-carbon future. We also work with our charity partners to strengthen the resilience of disadvantaged communities. For HSBC Bank plc, in 2023, these included:
–In France, HSBC Continental Europe partnered with Article 1 to help young people from deprived communities succeed in higher education through mentoring programmes and workshop facilitation.

9	HSBC Bank plc

–HSBC Continental Europe also supported ‘Rewilding Europe’ through the Together Challenge, which involved more than 2,000 employees, to strengthen our commitment to sustainability.
–In Bermuda, we are the lead sponsor for the Ignite Young Adult Entrepreneurship programme. The programme offers participants first-hand experience and insight into how to structure and develop early-stage companies.
–In Malta, the HSBC Malta Foundation continued to support the Prince’s Trust International Achieve Programme which surpassed its targeted reach this year with 299 newly enrolled students.
HSBC Bank plc’s charitable giving in 2023 was £2.8m and was further supported by our employees' contribution of over 2,000 volunteer hours to community activities during work hours.
Human rights
As set out in the HSBC Group's Human Rights Statement, we recognise the role of business in respecting human rights. The HSBC Group's approach is guided by the UN Guiding Principles on Business and Human Rights (‘UNGPs’) and the Organisation for Economic Co-operation and Development ('OECD') Guidelines for Multinational Enterprises on Responsible Business Conduct. The HSBC Group's Human Rights Statement and annual statements under the UK Modern Slavery Act are available on https://www.hsbc.com/who-we-are/esg-and-responsible-business/esg-reporting-centre.
Anti-corruption and anti-bribery
We require compliance with all applicable anti-bribery and corruption laws in every market and jurisdiction in which we operate, including the UK Bribery Act and France’s ’Sapin II’ law, while focusing on the spirit of relevant laws and regulations to demonstrate our commitment to ethical behaviours and conduct as part of our approach to ESG.
HSBC provides annual mandatory training on the prevention of money laundering, bribery and corruption and tax evasion to all staff and carries out regular risk assessments, monitoring and testing of its programmes incorporating applicable findings within the annual policy refresh. HSBC also maintains clear whistleblowing policies and processes, to ensure that individuals can confidentially report concerns.
Environmental matters
More information about the HSBC Group's assessment of climate risk can be found in HSBC Holdings plc's Annual Report on Form 20-F.

Non-Financial Information Statement
Disclosures required pursuant to the Companies, Partnerships and HSBC Group's (Accounts and Non-Financial Reporting) Regulations 2016 can be found on the following pages:

Environmental matters (including the impact of the company’s business on the environment)	Page 10
The company’s employees	Pages 8 to 11 and 108 to 110
Social matters	Pages 9 to 10
Respect for human rights	Page 10
Anti-corruption and anti-bribery matters	Page 10
Business Segments	Page 7
Principal risks	Page 29
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
HSBC continues to apply global initiatives to improve tax transparency such as:
–the US Foreign Account Tax Compliance Act (‘FATCA’);
–the Organisation for Economic Co-operation and Development ('OECD') Standard for Automatic Exchange of Financial Account Information (also known as the Common Reporting Standard);
–the CRD IV Country by Country Reporting;
–the OECD Base Erosion and Profit Shifting (‘BEPS’) initiative; and
–the UK legislation on the corporate criminal offence (‘CCO’) of failing to prevent the facilitation of tax evasion.

Key Performance Indicators
The Board of Directors tracks the group’s progress in implementing its strategy with a range of financial and non-financial measures or key performance indicators (‘KPIs’). Progress is assessed by comparison with the HSBC Group strategic priorities, operating plan targets and historical performance. The group reviews its KPIs regularly in light of its strategic objectives and may adopt new or refined measures to better align the KPIs to HSBC’s strategy and strategic priorities.

Financial KPIs

	2023	2022	2021
Profit/(Loss) before tax (£m)	2,152	(1,199)	1,023
Cost efficiency ratio (%)	68.5	122.0	89.2
Return on tangible equity (%)	7.3	(3.9)	3.6
Common equity tier 1 capital ratio (%)	17.9	16.3	17.7

Profit before tax in 2023 was £2,152m compared with a loss before tax of £(1,199)m in 2022, including the impact of a £1.9bn loss on reclassification as held for sale of our retail banking operations in France in 2022. This also included the impacts from the restructuring of our business in Europe, including the non-repeat of 2022 losses associated with the completed sale of our branch operations in Greece and lower losses and impairments related to the planned disposal of our business in Russia. Revenue also increased due to a gain from the transfer of our Guernsey Private Banking branch to PBRS and the non-repeat of 2022 restructuring and other related costs comprising disposal losses of £234m associated with RWA reduction commitments by the HSBC Group, which concluded at the end of 2022. In addition, revenue growth was supported by interest rate rises across Global Banking, CMB and WPB. In contrast, revenue in MSS was lower compared with a strong 2022 when market volatility was high.

HSBC Bank plc	10

Strategic Report | Key Performance Indicators | Economic background and outlook | Financial summary

Expected credit losses and other credit impairment charges ('ECL') were a net charge, largely reflecting stage 3 charges.
Operating expenses were lower, mainly driven by lower restructuring and other related costs following the completion of the Group’s cost-saving programme at the end of 2022, partly offset by spend associated with ongoing strategic transformation initiatives. This was partly offset by a higher UK bank levy and higher technology costs reflecting ongoing strategic investments to support our growth initiatives.
Cost efficiency ratio was 53.5 percentage points lower compared with 2022 driven by higher revenue and lower operating expenses. Revenue increased by 74% and operating expenses decreased by 2%, mainly driven by the factors mentioned above.
Return on tangible equity (‘RoTE’) is computed by adjusting profit attributable to ordinary shareholders by excluding impairment of goodwill and other intangible assets, divided by average tangible shareholders' equity excluding goodwill and intangibles for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests.
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
The CET1 capital ratio of 17.9% in 2023 increased by 1.6% from 2022, mainly due to a decrease in RWAs and an increase in capital due to capital generation through profits and share issuance.

Non-financial KPIs
We monitor a range of non-financial KPIs focusing on customers, people, culture and values, including customer service satisfaction, employee engagement and diversity and sustainability.
For details on customer service and satisfaction please refer below; for the remaining non-financial KPIs, refer to the Non-financial reporting section on page 10 and Corporate Governance section on pages 101 to 110.
Customer service, awards and satisfaction
MSS
Our customers are at the heart of what we do and we are committed to delivering services and capabilities that meet their needs and help them fulfil their ambitions.
In 2023, we won numerous awards and consistently ranked highly with our European clients, including winning Best Prime Broker in the Risk Awards, Currency Manager of the Year in the European Pension Awards, Best Prime Broker – Emerging Markets (for the 11th consecutive year) and Best Administrator – Alternative Credit in the HFM European Services Awards, Best FX Prime Broker in the Euromoney FX Awards, European Investment-Grade Corporate Bond House and EMEA Equity House of the Year in the International Financing Review ('IFR') Awards and ranking number one in ‘UK Research’ in Extel.
These accolades, coupled with multiple milestones and achievements in sustainable finance, demonstrate our leading capabilities to support clients locally and connect them to markets and expertise in the East, as well the key role Europe plays in supporting the HSBC Group’s strategic priorities.
GB
Global Banking Europe remains committed to providing excellent customer experience and continues to strive towards improving our proposition to meet client needs.
In 2023, Global Banking Europe played a key role in receiving industry recognition at a global level across both our product and sector capabilities. This was showcased by being recognised as the World’s Best Bank for Trade Finance and Public Sector clients by Euromoney Awards for Excellence, Best Global Transaction Bank and Best Bank for Supply Chain Finance by The Banker and EMEA Equity House of the Year by IFR.
In Western Europe, HSBC won the Market Leader award for Financial Institutions in the Euromoney Cash Management Survey and was awarded the Best Investment Bank in Spain by Euromoney Awards for Excellence.
Aligned with our purpose of opening up opportunities for our clients, GB Europe’s contribution in HSBC Group winning ESG Financing House of the year by IFR was important. This award also highlights the continued strength and differentiation of our Sustainability capabilities globally as well as the role we can play in Europe helping our clients transition to net zero.
CMB
Customer experience and satisfaction are priorities for Commercial Banking in Europe. We measure several operational metrics on customer service levels and gather direct customer feedback to ensure our solutions and channels remain relevant and fit for our customers’ digital needs today. Our centralised booking model in
Paris for our pan-European customers enables us to regionally cover and manage customers through a consistent and streamlined level of service. This also ensures our Relationship Managers can support and cover customers using a common toolkit. As a testament to our efforts in the industry through the development of solutions, technology provisions and customer service, HSBC has been awarded as Market Leader for Trade Finance in four European markets and Best in Service in five markets, with Greenwich Excellence awards in Europe across six key client touchpoints including Quality of Advice, Catering to Client Needs, and International Network Breadth.
Looking ahead, we will continue to measure how we deploy resources to open a world of opportunity to European corporates looking to expand and grow internationally, while also supporting them with their transition plans to achieve net zero.

WPB
Enhancing customer experience and improving satisfaction remains integral to our strategy. This is monitored through a number of customer satisfaction metrics covering branch, contact centre and digital channels. One example is iNPS ('Interactions Net Promoter Score') which measures interactions with our customers. The Channel Islands and Isle of Man (‘CIIOM’) business receives separate scores for its domestic ‘Islands’ business and its international ‘Expat’ business. The ‘Islands’ business scored 35 for online, in line with target, and 35 for mobile, against a target of 38. The Expat proposition scored 13 against a target of 15 for Online. Additional Journey NPS (‘jNPS’) metrics highlighted a score of 39 for payments, 10 points ahead of target, and 59 for term deposit savings, 27 points ahead of target. We recognise the importance of customer feedback and continue to enhance our insights to gain a better understanding of our clients to provide a more personalised and relevant service.
In our Expat proposition, we have placed further efforts into reducing paper waste. We have transitioned all remaining customers opting for paper statements from a monthly to quarterly cycle and provided them access to monthly e-statements via mobile banking, with 189,000 bank statements viewed or downloaded via mobile banking. We continue to strive for a seamless, friction free Expat customer onboarding journey and have deployed a number of enhancements resulting in a 41% year-on-year growth in new to bank Expat customers onboarded.
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

11	HSBC Bank plc

Economic background and outlook
UK
Falling inflation raises prospects of interest rate cuts
UK consumer price inflation has fallen considerably. In January 2024, the annual inflation rate stood at 4.0%, compared with the 11.1% peak seen in October 2022 (Office for National Statistics, ONS). A large portion of that decline reflects the impact of past energy price increases 'dropping out' of the annual calculation. But there has also been a notable decline in price inflation in other categories, including food, non-energy goods and, to a lesser extent, services. These broader based declines partly reflect the easing of supply disruption following the Covid-19 pandemic, while the prospect of further inflation declines is likely to hinge on domestic cost pressures, particularly those stemming from the labour market.
And indeed, pressures in the UK labour market are abating. The number of unfilled job vacancies declined for 20 consecutive months between April 2022 and December 2023 (ONS). In turn, wage growth is starting to fall, with the annual rate of pay growth (excluding bonuses) reaching 6.2% in the three months to December 2023, versus 7.9% in July and August 2023 (ONS). However, this is still above levels which are usually consistent with reaching the Bank of England's (BoE's) 2% target over the medium term.
While the Bank of England's policy rate was raised from 0.10% to 5.25% since December 2021, policy rates have been on hold since August 2023. Market pricing implies the expectation that a number of rate cuts will take place through the course of 2024. But how soon, and how quickly, those cuts take place (if at all) will depend on the speed of the prospective further decline in underlying inflation.
Falling inflation and prospective reductions in policy rates could also raise the possibility of a gradual increase in economic growth. In 2023, GDP grew by 0.1% (ONS), but most economists expect a gradual pick-up in GDP growth over the coming quarters.
Eurozone
Falling inflation, but growth prospects remain subdued
Having peaked at an all-time high of 10.6% in October 2022, the annual rate of eurozone consumer price inflation stood at 2.8% in January 2024, according to the Eurostat 'flash' estimate. Falling energy and food price inflation have driven much of the decline, but the 'core' inflation rate – which excludes food and energy – stood at 3.3% in January 2024, versus 5.7% in March 2023 (Eurostat).
However, labour cost pressures remain elevated. In Q3 2023, annual growth in average employee compensation only edged down marginally, from 5.5% to 5.2% (Eurostat). To the extent that wage growth might remain elevated, that could delay the prospect of inflation sustainably reaching the European Central Bank's (ECB's) 2% target. While lower headline inflation and easing labour market pressures should see wage growth decline further over the coming months, the outcome of negotiated pay deals over the first half of the year will be a key test of whether this is happening.
Meanwhile, the economic growth backdrop remains challenging. Eurozone GDP did not grow in Q4 2023, following a 0.1% contraction in Q3 2023 (Eurostat). While falling inflation is providing a stimulus to real household incomes, activity indicators remain weak in Germany, which is more heavily reliant on exports and industrial production. Indeed, GDP in Germany fell by 0.3% in 2023 (Destatis).
With inflation falling against a soft demand backdrop, the ECB has stopped raising interest rates, having lifted the deposit rate from -0.50% in July 2022 to 4.00% in September 2023. Market expectations are for a number of ECB interest rate cuts this year, but the timing and pace of cuts will depend on the extent to which underlying inflation eases over the coming months.

Financial summary
Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards ('IFRS Accounting Standards'), as detailed in the Financial Statements starting on page 114.
In measuring our performance we use financial measures which eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures. All alternative performance measures are described and reconciled to the closest reported financial measure when used. The global business segmental results are presented in accordance with IFRS 8 ‘Operating Segments’, as detailed in ‘Basis of preparation’ in Note 9: ‘Segmental analysis’ on page 150.
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Under IFRS 17 there is no present value of in-force business (‘PVIF’) asset recognised up front. Instead the measurement of the insurance contract liability takes into account fulfilment cash flows and a contractual service margin (‘CSM’) representing the unearned profit. In contrast to the group’s previous IFRS 4 accounting where profits are recognised up front, under IFRS 17 they are deferred and systematically recognised in revenue as services are provided over the life of the contract.
The CSM also includes attributable cost, which had previously been expensed as incurred and which is now incorporated within the insurance liability measurement and recognised over the life of the contract. The impact of the transition was a reduction of £341m on the group’s FY22 reported revenue and an increase of £239m to reported loss before tax.
The group’s total shareholders’ equity at 1 January 2022 reduced by £570m to £23,014m on the transition.
Further details on our adoption of IFRS 17 are provided in Note 1: ‘Basis of preparation and material accounting policies’ on page 122 and Note 36: ‘Effects of adoption of IFRS 17’ on page 181.

HSBC Bank plc	12

Strategic Report | Financial summary

Summary consolidated income statement for the year ended
	2023	2022[1]	2021[1]
	£m	£m	£m
Net interest income	2,151	1,904	1,754
Net fee income	1,229	1,295	1,413
Net income from financial instruments measured at fair value	4,784	1,750	3,432
Gains less losses from financial investments	(84)	(60)	60
Net insurance premium income	—	—	1,906
Gains/(losses) recognised on Assets held for sale[2,3]	296	(1,947)	67
Insurance finance (expense)/income	(1,184)	1,106	—
Insurance service result	124	121	—
Other operating income[3]	190	135	527
Total operating income	7,506	4,304	9,159
Net insurance claims, benefits paid and movement in liabilities to policyholders	—	—	(3,039)
Net operating income before change in expected credit losses and other credit impairment charges[4]	7,506	4,304	6,120
Change in expected credit losses and other credit impairment charges	(169)	(222)	174
Net operating income	7,337	4,082	6,294
Total operating expenses	(5,142)	(5,251)	(5,462)
Operating profit/(loss)	2,195	(1,169)	832
Share of (loss)/profit in associates and joint ventures	(43)	(30)	191
Profit/(loss) before tax	2,152	(1,199)	1,023
Tax (charge)/ credit	(427)	646	23
Profit/(loss) for the year	1,725	(553)	1,046
Profit/(loss) attributable to the parent company	1,703	(563)	1,041
Profit attributable to non-controlling interests	22	10	5
1From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 are prepared on an IFRS 4 basis.
2In relation to the sale of our retail banking operations in France, we recognised a £1.7bn impairment loss in 3Q22 on initial classification of the business as held-for-sale. In 1Q23, we reversed the £1.7bn impairment loss as the sale became less certain. On subsequent re-classification of the business as held-for-sale in 4Q23, we recognised a £1.5bn impairment loss.
3In 2022, a £0.2bn impairment loss on the planned sale of our business in Russia was recognised upon classification as held for sale in accordance with IFRS 5. As at 31 December 2023, the outcome of the planned sale became less certain. This resulted in the reversal of £0.2bn of the previously recognised loss, as the business was no longer classified as held for sale. However, owing to restrictions impacting the recoverability of assets in Russia, we recognised a charge of £0.2bn in other operating income.
4Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
Reported performance
Profit before tax was £2,152m, compared with a loss before tax in 2022 of £(1,199)m, an increase of £3,351m. The increase included the year-on-year £1.9bn favourable impact of the sale of our retail banking operations in France. This comprised an initial impairment loss of £1.7bn following the classification of these operations as held for sale in 2022, a reversal of £1.7bn in the first quarter of 2023 as the sale became less certain, and a subsequent impairment loss of £1.5bn as we classified these operations as held for sale in the fourth quarter of 2023.
Profit before tax in 2023 also included a £37m net favourable impact relating to the restructuring of our legal entities. This comprised the transfer of the Guernsey Private Banking business to PBRS, and the acquisitions of HBBM and PBLU.
Revenue was £3,202m higher in 2023 compared with 2022, which included the year-on-year £1.9bn favourable impact of the sale of our retail banking operations in France and the non-repeat of 2022 restructuring and other related costs comprising disposal losses of £234m associated with RWA reduction commitments by the HSBC Group, which concluded at the end of 2022. The increase also reflected the impacts from the restructuring of our business in Europe, including the non-repeat of 2022 losses associated with the completed sale of our branch operations in Greece and a £285m gain relating to the transfer of our Guernsey Private Banking business in 2023. Furthermore, there was a £47m net impact of the reversal of held for sale accounting for the planned sale of our Russia subsidiary and a provision reflecting restrictions impacting the recoverability of assets in Russia.
In addition, revenue increased, notably in Global Banking, CMB and WPB, primarily reflecting the impact of interest rate rises. This was partly offset by lower revenue in MSS.
ECL of £169m were down by £53m, primarily comprising stage 3 charges.
Operating expenses of £5,142m decreased by £109m, mainly driven by lower restructuring and other related costs following the completion of the HSBC Group’s cost-saving programme at the end of 2022. This was partly offset by spend associated with ongoing strategic transformation and investments to support our growth initiatives and a higher UK bank levy.
Net interest income (‘NII’) increased by £247m or 13% compared with 2022. This included lower net interest income in Corporate Centre (down by £1,191m compared with 2022) mainly due to increased funding costs associated with the funding of our Markets business in MSS generating trading income. Excluding this, NII was up by £1,438m, including Global Banking (up £527m) and CMB (up £406m), notably in Global Payments Solutions ('GPS'), and in WPB (up £236m), from higher global interest rates. NII was also higher in MSS (up £266m), including in Securities Services (up £60m) driven by interest rate rises. Markets (up £206m) now reflects all of the funding cost of trading activities in Trading Income, where previously an element was reported in NII.
Net fee income decreased by £66m or 5% compared with the prior year, mainly in MSS, driven by higher brokerage and transaction costs and higher fee sharing in Global Foreign Exchange. This was partly offset by higher fee income in GPS, as volumes grew and we delivered on our strategic initiatives.
Net income from financial instruments measured at fair value increased by £3,034m or 73% compared with 2022, primarily in insurance manufacturing in WPB. This increase was driven by higher returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risks.
This favourable movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. The offsetting movements are recorded in ‘Insurance finance income/(expense)’.

13	HSBC Bank plc

In MSS, revenue decreased by £553m, mainly in Equities and Global Foreign Exchange due to lower client volumes. This compared with a strong 2022 where market volatility was high, driven by the macroeconomic impacts from rising inflation and increasing interest rates.
Gains less losses from financial investments decreased by £24m, mainly driven by higher losses on the disposal of bonds held at fair value through other comprehensive income ('FVOCI') in Markets Treasury.
Gains/(losses) recognised on Assets held for sale of £296m increased by £2,243m from 2022, mainly driven by the year-on-year favourable impact associated with the sale of our retail banking operations in France (£1.9bn) and the non-repeat of 2022 losses associated with the sale of our branch operations in Greece (£87m). Gains in 2023 also included the reversal of held for sale accounting for the planned sale of our Russia subsidiary of £159m.
Insurance finance (expense)/income decreased by £2,290m in insurance manufacturing in WPB. This decrease was driven by lower returns on financial assets supporting contracts where the policyholder is subject to part or all of the investment risk. The losses recognised on the financial assets measured at fair value through profit and loss held to support these insurance contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.
Insurance service result remained broadly flat.
Other operating income increased by £55m or 41%, mainly due to a gain from the transfer of our Guernsey Private Banking business Guernsey branch to PBRS (£285m), partly offset by the provision to reflect restrictions impacting the recoverability of assets in Russia of £186m. There was also lower intercompany recharge recoveries from other entities in the HSBC Group, with an offsetting decrease in operating expenses.
ECL were a charge of £169m in 2023, £53m lower compared with 2022. ECL in 2023 primarily comprised stage 3 charges, and reflected a more stable outlook relative to 2022 where there was a heightened level of economic uncertainty.
Total operating expenses decreased by £109m or 2%, mainly driven by a number of non-recurring and volatile items in both periods. These included reductions in restructuring and other related costs of £458m following the completion of the HSBC Group’s cost-saving programme at the end of 2022, a reversal of a historical value-in-use impairment (£52m) and a lower Single Resolution Fund (‘SRF’) levy (down £40m). These items were partly offset by spend associated with ongoing strategic transformation initiatives, a higher UK bank levy charge (£125m) and the non-recurrence of a recovery of historical VAT in the first half of 2022 (£66m). Excluding these items, operating expenses were £185m or 4% higher, mainly driven by higher technology costs reflecting ongoing strategic investments to support our growth initiatives.
Share of (loss)/profit in associates and joint ventures was a loss of £43m, an increase of £13m compared with 2022, largely due to an impairment of an investment in an associate of £18m.
Tax charge was £(427)m in 2023 compared with a tax credit of £646m in 2022. The effective tax rate of 19.8% for 2023 reflected the mix of profits and losses in different jurisdictions and is decreased by the release of provisions for uncertain tax positions, recognition of a deferred tax asset for prior period excess expenses in HSBC Life (UK) and the non-taxable gain arising on the transfer of the Guernsey branch to PBRS and increased by non-deductible UK and European bank levy expenses and charges in respect of prior periods.
The effective tax rate for 2022 of 53.9% represented a tax credit on a loss before tax and was increased by non-recurring items, including recognition of previously unrecognised deferred tax assets in France and a tax credit of £11m from the release of provisions for uncertain tax positions and reduced by charges in respect of prior periods and non-deductible UK and European bank levy expenses.

Reported performance (2022 compared with 2021)
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Comparative data for 2021 has not been restated.
Reported loss before tax in 2022 was £(1,199)m, compared with a profit before tax in 2021 of £1,023m, a decrease of £2,222m. The reported loss in 2022 included a net reduction of £240m from the impact of the transition to IFRS 17 and impairments of £1,947m, mainly due to the reclassification of our retail banking operations in France to held for sale. ECL was a net charge compared with a net release in 2021. This was partly offset by a reduction in operating expenses.
Reported revenue was £1,816m lower than in 2021, largely reflecting impairments on the planned disposals of our retail banking operations in France, and our operations in Russia and Greece in 2022. Revenue also included the impact of the transition to IFRS 17 (£342m down). In GBM Other, revenue decreased mainly due to lower favourable valuation gains in Principal Investments (‘PI’) and a net loss of £91m from the buy-back of legacy securities to optimise the bank’s future funding costs.
This decrease was partly offset by a strong performance in MSS and higher revenue from interest rate rises, notably in GPS in Global Banking and CMB as well as WPB. During 3Q22, we renamed our Global Liquidity and Cash Management ('GLCM') business to Global Payments Solutions as we reshape our payments proposition into a technology-enabled, globally connected payments franchise, to better support our clients‘ needs and facilitate commerce.
Reported operating expenses decreased, mainly driven by lower performance-related pay and the impact of our transformation cost-saving initiatives. This was partly offset by higher restructuring and other related costs.
In addition, there was also a loss compared with a gain in 2021 recognised from our share of profit/(loss) from associates.
Net interest income (‘NII’) increased by £150m or 9% compared with the prior year. This included higher net interest expense in Corporate Centre (up by £542m compared with 2021) associated with funding of our Markets business in MSS generating trading income. Excluding this, NII was up by £692m mainly in CMB (£276m) and Global Banking (£335m) driven by the higher interest rate environment, notably in GPS.
Net fee income decreased by £118m or 8% compared with the prior year, notably in Global Debt Markets in MSS and Global Banking, driven by lower underwriting fees as market activity fell due to the effect of the Russia-Ukraine war and wider macroeconomic uncertainties. This compared with a strong 2021 when corporates raised finance as initial Covid-19 restrictions were eased. This reduction was partly offset by higher income in GPS, as volumes grew and we delivered on our strategic initiatives.
Net income from financial instruments measured at fair value decreased by £1,682m or 49%, primarily in WPB. This decrease was driven by lower returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risk.
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

HSBC Bank plc	14

Strategic Report | Financial summary

Gains less losses from financial investments decreased by £120m, mainly driven by losses on the disposal of bonds held at fair value through other comprehensive income ('FVOCI') in Markets Treasury. This compared with gains in the prior year.
Net insurance premium income decreased by £1,906m reflecting the change in accounting treatment following the adoption of IFRS 17 in 2022.
Losses/gains recognised on Assets held for sale of £(1,947m) were mainly driven by an impairment on the planned disposals of the retail banking operations in France of £1,711m, operations in Russia of £212m and Greece of £87m in 2022. This compared with a gain of £65m from sale of a property in Germany in 2021.
Insurance finance (expense)/income increased by £1,106m reflecting the change in accounting treatment following the adoption of IFRS 17 in 2022.
Insurance service result increased by £121m reflecting the change in accounting treatment following the adoption of IFRS 17 in 2022.
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
Other operating income decreased by £392m or 74%, mainly in GBM Other due to lower intercompany recharge recoveries from other entities in the Group, with an offsetting decrease in operating expenses. A further decrease of £200m was due to the treatment of PVIF under IFRS 17.
ECL were a charge of £222m in 2022, compared with a release of £174m in 2021. The charge in 2022 was mainly driven by higher stage 3 charges in Global Banking and in CMB reflecting heightened levels of uncertainty and inflationary pressures. This compared with a net release of stage 1 and stage 2 allowances in 2021, primarily relating to Covid-19 related allowances built up in 2020.
Total operating expenses decreased by £211m or 4%, including the impact of the transition to IFRS 17 (£102m down) mainly driven by lower variable pay and the impact of continued cost discipline as well as lower intercompany costs recharges. This was partly offset by an increase of £137m in restructuring and other related costs.
Share of (loss)/profit in associates and joint ventures was a loss of £30m compared with a profit of £191m in 2021 due to the recovery in asset valuations. The loss in 2022 included a £24m true-up of prior year valuations in the underlying investments of an associate.
Tax credit of £646m was £623m higher compared with 2021. The effective tax rate of 53.9% for 2022 was driven by underlying losses before tax, non-recurring items including recognition of previously unrecognised deferred tax assets in France and a tax credit of £110m from movement in provisions for uncertain tax positions.
The tax credit in 2021 of £23m included favourable non-recurring items in respect of tax rate changes, prior period adjustments and the recognition of previously unrecognised deferred tax assets in France.

Analysis of reported results by global business
Markets and Securities Services
Loss before tax was £(144)m compared with a profit before tax of £509m in 2022, a decrease of £653m. This was driven by lower revenue and higher operating expenses.
Revenue decreased by £(450)m or 18%, mainly in Equities (down £270m) due to lower client activity as a result of reduced market volatility. Revenue was also lower in Global Foreign Exchange (down £199m) driven by lower market volatility. This compared with a strong performance in 2022 driven by elevated client activity as we benefited from market-wide volatility relating to interest rates and inflation rate rises. Revenue increased in Securities Services (up £26m) driven by higher net interest income reflecting interest rates rises.
Operating expenses increased by £195m or 10%, largely driven by continued investment in technology to support our growth initiatives. Costs were also higher driven by inflation and strategic investments.
Global Banking
Profit before tax was £988m, an increase of £502m compared with 2022, largely driven by strong revenue and lower ECL, partly offset by higher costs.
Revenue increased by £521m or 33%, mainly in GPS (up by £483m) driven by margin growth reflecting the higher interest rate environment supported by fee income growth of 12% compared with the prior year. Revenue in Capital Markets and Advisory was also higher (up £69m) mainly in Leveraged & Acquisition Finance following adverse valuation movements in 2022, and in Issuer Services from higher interest rates. This was partly offset by lower revenue in Advisory due to reduced market activity and in Credit & Lending due to lower demand.
ECL were £62m or 41% lower compared with 2022. The charge in 2023 reflected a relatively more stable outlook compared with 2022 where we saw heightened levels of economic uncertainty.
Operating expenses were £81m or 9% higher compared with 2022, mainly driven by legal and litigation provisions (£63m) booked in 2023. The remaining increase was primarily due to the impact of strategic investments and inflation, partly offset by the impact of our ongoing cost discipline.
Global Banking and Markets Other
Loss before tax was £(266)m, an improvement of £251m compared with 2022. This was largely driven by higher revenue and lower operating expenses.
Revenue increased by £121m, mainly driven by the non-recurrence of 2022 losses related to the buy-back of legacy securities (£84m) and the disposal of assets aligned with the HSBC Group RWA reduction commitments (£106m). The increase in revenue also included lower tax gross-up charges (down £123m), an adjustment between GBM Other, Global Banking and MSS (net nil impact), reflecting the tax impact of certain positions that are non-standard. This was partly offset by lower revenue allocated from Markets Treasury driven by disposal losses on repositioning activities as well as Principal Investments recognising valuation losses compared with gains in 2022 (down £58m). There were also lower intercompany recoveries of costs from other entities in the HSBC Group of £91m (offset in costs).
Operating expenses decreased by £124m or 31% compared with 2022, reflecting the move of certain GBM costs from the bank to other entities in the HSBC Group (offset by lower intercompany recoveries in revenue). There was also a reduction in restructuring and other related costs of £84m, lower staff costs and the impact of our ongoing cost discipline. This was partly offset by a higher UK bank levy in 2023 (up £113m).
Commercial Banking
CMB performed strongly in 2023 as we continued to implement our strategy to focus on serving our international customers. Profit before tax was £1,000m, up by £284m compared with 2022. This was mainly driven by higher revenue partly offset by higher ECL charges.
Revenue increased by £313m or 22% compared with 2022, primarily in GPS (up by £426m) driven by an increase in margins reflecting rising interest rates net of pass-through to customers. This was partly offset by a decrease in Credit & Lending revenue (down £45m) driven by margin compression and lower revenue from Markets Treasury. Revenue also reflected adverse fair value movements in preference shares holding in Visa (£36m).
ECL were £29m higher compared with 2022, mainly driven by higher stage 3 charges.
Operating expenses were in line with 2022.

15	HSBC Bank plc

Wealth and Personal Banking ('WPB')
Profit before tax was £457m in 2023 compared with a loss of £(1,273)m in 2022, mainly driven by the non-recurrence of the loss associated with the sale of our retail banking operations in France £1.7bn. The increase also reflected lower ECL, partly offset by higher operating expenses.
Revenue increased by £1,771m, mainly due to the impact of an impairment relating to the sale of our retail banking operations in France recognised in 2022. Revenue also increased driven by higher net interest income from retail, notably in the Channel Islands and Isle of Man and Malta, from the higher interest rate environment and deposit growth.
ECL were a net release of £12m as credit performance remained resilient, despite a rise in inflationary pressures. The net charge in 2022 mainly reflected heightened levels of economic uncertainty.
Operating expenses increased by £60m or 11%, mainly driven by the non-recurrence of a VAT recovery booked in France in 2022.

Corporate Centre
Profit before tax of £117m compared with a loss before tax of £(1,120)m in 2022. This was mainly driven by higher revenue and lower operating expenses.
Revenue increased by £926m, driven by the impacts of the restructuring of our business in Europe, including the non-repeat of 2022 losses associated with the completed sale of our branch operations in Greece £(87)m and lower losses and impairments related to the planned disposal of our business in Russia £(164)m. The increase also reflected the non-recurrence of disposal losses in 2022 associated with RWA reduction commitments by the HSBC Group, which concluded at the end of 2022 (£126m). In addition, there was a gain relating to the transfer of the Guernsey Private Banking business to PBRS in 2023 of £285m.
ECL were £5m lower compared with 2022, mainly driven by lower losses in Legacy Credit.
Operating expenses decreased by £321m, largely driven by a reduction in restructuring and other related costs of £485m following the completion of the HSBC Group’s cost-saving programme, which concluded at the end of 2022.
Shares of loss in associates and joint ventures increased by £15m compared with 2022, largely due to an impairment of an investment in an associate of £18m.

Dividends
The consolidated reported profit for the year attributable to the shareholders of the bank was £1,703m.
A special dividend was paid on CET1 capital in 2023.
Further information about the results is given in the consolidated income statement on page 114.
Analysis of reported results by global business (2022 compared with 2021)
On 1 January 2023, HSBC adopted IFRS 17 ‘Insurance Contracts’. As required by the standard, the group applied the requirements retrospectively with comparative data previously published under IFRS 4 ‘Insurance Contracts’ restated from the 1 January 2022 transition date. Comparative data for 2021 has not been restated.
Markets and Securities Services
Profit before tax was £509m compared with a loss before tax of £(12)m in 2021. This was driven by strong revenue performance and lower operating expenses.
Revenue increased by £404m or 20%, mainly in Global Foreign Exchange (up by £305m). This was driven by increased client activity due to elevated market volatility and the macroeconomic impacts from rising inflation, increasing interest rates and a strengthening of the US dollar, resulting in a strong trading performance. Revenue also increased in Securities Services (up £72m) driven by higher interest rates and transaction volumes. In Equities, revenue was higher by £32m as 2022 included a one-off gain on disposal of an associate of £61m following a merger event. This increase was partly offset by lower client activity as a result of inflation concerns and lack of investor appetite in 2022.
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
Operating expenses decreased by £119m or 6%, largely driven by a decrease in performance-related pay and the impact of our transformation cost-saving initiatives; partly offset by the impact of higher inflation.
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
ECL were a net charge of £153m compared with a net credit of £140m in 2021. The net charge in 2022 was mainly driven by higher stage 3 charges, notably in non-bank financial institutions and real estate sectors. This compared with a net release of stage 1 and stage 2 allowances in 2021 primarily relating to Covid-19 related allowances built up in 2020.
Operating expenses were £14m or 2% higher compared with 2021, reflecting the impact of higher inflation and strategic investments, partly offset by the impact of our ongoing cost discipline.
Global Banking and Markets Other
Loss before tax was £(517)m, a higher loss of £236m compared with 2021. This was largely driven by lower revenue, partly offset by lower operating expenses.
Revenue decreased by £419m, mainly in PI, driven by lower valuation gains of £209m compared with 2021. Revenue also decreased driven by a £91m net loss from the buy-back of legacy securities to optimise the bank’s future funding costs, and also lower intercompany recoveries of costs from other entities in the Group. There was also a decrease in revenue allocated from Markets Treasury. This was partly offset by lower disposal losses of assets aligned with the HSBC Group RWA reduction commitments (£168m).
Operating expenses decreased by £191m or 32% compared with 2021, reflecting the move of certain GBM costs from the bank to other entities in the Group (offset by lower intercompany recoveries in revenue). The decrease in operating expenses was also driven by lower UK bank levy in 2022, which included a credit relating to 2021 charges.
Commercial Banking
CMB performed strongly in 2022 as we continued to implement our strategy to focus on serving our international customers.
Profit before tax was £716m, up by £224m compared with 2021. This was mainly driven by higher revenue and lower operating expenses, partly offset by ECL charges.
Revenue increased by £337m or 31% compared with 2021. This was primarily in GPS (up by £294m) driven by the higher interest rate environment and growth in average deposit balances. There was also an increase in collaboration revenue from MSS products (up £36m),

HSBC Bank plc	16

Strategic Report | Financial summary

notably Global Foreign Exchange. Additionally, revenue benefited from favourable fair value movements in our holding of preference shares in VISA and an increase in revenue from Markets Treasury.
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
Operating expenses increased by £52m or 8%, largely driven by higher restructuring and other related costs of £62m, partly offset by continued cost discipline on discretionary spend and through hiring efficiencies, as well as from the impact of our cost-saving initiatives. The decrease was also driven by an update in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France.
Wealth and Personal Banking
Loss before tax of £(1,273)m in 2022 compared with a profit before tax of £319m in 2021. This included a net reduction of £240m from the impact of the transition to IFRS 17 ‘Insurance Contracts in 2022. This was primarily due to higher revenue and lower operating expenses, partly offset by higher ECL.
Revenue decreased by £1,709m, including the impact of the transition to IFRS 17 (£342m down) and an impairment on the planned disposal of the retail banking operations in France £1,572m. Excluding these, revenue was higher in CIIOM from deposits (up £147m) due to the higher interest rate environment and growth in average balances. There were also favourable fair value movements in our holding of preference shares in VISA of £33m.
ECL were a net charge of £7m compared with a net release of £23m in 2021. The net charge in 2022 mainly reflected a more normalised level of charges including provisions relating to a deterioration in the forward economic outlook due to heightened levels of uncertainty and inflationary pressures. The net release in 2021 was from Covid-19-related allowances previously built up in 2020.
Operating expenses decreased by £147m or 15%, including the impact of the transition to IFRS 17 (£102m down). Operating expenses were also lower, driven by the benefits of our cost-saving initiatives and a reduction due to the increase in the VAT recovery rate and the recognition of a recovery of VAT paid in 2021 in France.

Corporate Centre
Loss before tax was £(1,120)m, a higher loss of £1,036m compared with 2021. This was mainly driven by lower revenue, higher operating expenses and a loss in associates and joint ventures compared with a gain in the first half of 2021.
Revenue was lower by £633m, largely driven by higher restructuring and other related costs comprising disposal losses of £195m associated with RWA reduction commitments by the HSBC Group. There were also impairments on the planned disposals of our operations in Russia of £212m and Greece of £87m in 2022. Revenue decreased mainly driven by the non-recurrence of a fair value gain of £32m in 2021 from a long-standing investment in a Germany-based brokerage company. There was also lower valuation gains of £12m in Legacy Credit portfolios.
ECL were £4m higher compared with 2021, mainly driven by losses in Legacy Credit.
Operating expenses increased by £180m, largely driven by higher restructuring and other related costs of £114m associated with the HSBC Group’s cost-saving programme and higher margin on recharges from UK ServCo and higher intercompany recharges from entities in the Group.
Shares of (loss)/profit in associates and joint ventures was a loss of £28m, of which £24m was due to a true-up of prior year valuations in the underlying investments of the Business Growth Fund Group plc (‘BGF’). This compared with a profit of £191m in 2021 due to the recovery in asset valuations.
Dividend
The consolidated reported profit for the year attributable to the shareholders of the bank was £(408)m.
A special dividend was paid on CET1 capital in 2022.
Further information about the results is given in the consolidated income statement on page 114.

17	HSBC Bank plc

Review of business position

Summary consolidated balance sheet at 31 December
	2023	2022[1]
	£m	£m
Total assets	702,970	716,646
– cash and balances at central banks	110,618	131,433
– trading assets	100,696	79,878
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	19,068	15,881
– derivatives	174,116	225,238
– loans and advances to banks	14,371	17,109
– loans and advances to customers	75,491	72,614
– reverse repurchase agreements – non-trading	73,494	53,949
– financial investments	46,368	32,604
– assets held for sale	20,368	21,214
– other assets	68,380	66,726
Total liabilities	678,465	693,413
– deposits by banks	22,943	20,836
– customer accounts	222,941	215,948
– repurchase agreements – non-trading	53,416	32,901
– trading liabilities	42,276	41,265
– financial liabilities designated at fair value	32,545	27,282
– derivatives	171,474	218,867
– debt securities in issue	13,443	7,268
– insurance contract liabilities	20,595	20,004
– liabilities of disposal groups held for sale	20,684	24,711
– other liabilities	78,148	84,331
Total equity	24,505	23,233
Total shareholders’ equity	24,359	23,102
Non-controlling interests	146	131
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
Total assets were £13.5bn or 1.9% lower than at 31 December 2022. The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts remaining below 35%.
We have assessed the impact of climate risk on our balance sheet and have concluded that there is no material impact on the financial statements for the year ended 31 December 2023.
Assets
Cash and balances at central banks decreased by £20.8bn or 15.8% as a result of an increase in trading balances and preparation for the sale of our retail banking operations in France.
Trading assets (up £20.8bn or 26.0%) and financial assets designated at fair value (up £3.3bn or 20.5%) increased due to growth in Securities Financing (in the Prime business) in 2023.
Derivative assets decreased by £50.9bn or 22.7% due to market movements in interest rates and FX rates.
Non-trading reverse repos increased by £19.5bn or 36.2% primarily due to changes in market conditions.
Financial investments increased by £13.8bn or 42.2% as a result of our NII optimisation strategy.
Assets held for sale decreased by £0.9bn or 4.3% reflecting the disposal of our branch operations in Greece in July 2023 and the reclassification of our operations in Russia as no longer being held for sale. The remaining held for sale balance comprises assets associated with our retail operations in France.

Liabilities
Customer accounts increased by £7.0bn or 3.2%, which is consistent with our funding strategy to grow customer deposits and increase stable funding.
Total of trading liabilities and financial liabilities designated at fair value balances increased by £6.3bn or 9.2% due to increase in issuance of structured bonds.
Debt securities in issue increased by £6.2bn or 85.0% in line with the our funding strategy.
Non-trading repos increased by £20.5bn or 62.4% as a result of market activities.
Derivative liabilities decreased by £47.2bn or 21.7%. This is in line with derivative assets as the underlying risk is broadly matched.
Equity
Total shareholder's equity increased by £1.3bn or 5.4% from 2022, including an increase in called up share capital & share premium of £0.6bn to support the acquisition of HBBM in the third quarter of 2023.
Net interest margin
Net interest margin is calculated by dividing net interest income as reported in the income statement by the average balance of interest-earning assets. Average balances are based on daily averages for the principal areas of our banking activities with monthly or less frequent averages are used elsewhere.

Net interest income
	2023	2022	2021
	£m	£m	£m
Interest income	17,782	6,535	3,149
Interest expense[1]	(15,631)	(4,631)	(1,395)
Net interest income	2,151	1,904	1,754
Average interest-earning assets	388,644	371,971	354,324

HSBC Bank plc	18

Strategic Report | Financial summary

Net interest income (continued)
	2023	2022	2021
	%	%	%
Gross interest yield[2]	4.55	1.53	0.51
Less: gross interest payable[2]	(4.60)	(1.23)	(0.01)
Net interest spread[3]	(0.05)	0.30	0.50
Net interest margin[4]	0.55	0.51	0.50
1 Interest expense includes the funding cost of Market business which is reported in 'net insurance income' with an equal and offsetting income in 'net income from financial instruments held for trading or managed on a fair value basis'.
2 Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
3 Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing liabilities.
4 Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by asset type
	2023			2022[1]			2021[1]
	Average balance	Interest income	Yield[2]	Average balance	Interest income	Yield[2]	Average balance	Interest income	Yield[2]
	£m	£m	%	£m	£m	%	£m	£m	%
Short term funds and loans and advances to banks	139,997	4,993	3.57	144,826	1,115	0.77	119,025	(221)	(0.19)
Loans and advances to customers	88,161	4,076	4.62	91,882	2,177	2.37	99,151	1,585	1.60
Reverse repurchase agreements – non-trading[3]	71,974	4,691	6.52	56,144	1,099	1.96	57,630	(132)	(0.23)
Financial investments	41,178	1,509	3.66	37,875	633	1.67	45,142	497	1.10
Other interest-earning assets	47,334	2,426	5.13	41,244	686	1.66	33,376	67	0.20
Total interest-earning assets	388,644	17,695	4.55	371,971	5,710	1.54	354,324	1,796	0.51
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.
3 The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

Summary of interest income by asset type

	2023			2022[1]			2021[1]
	Average balance	Interest income	Yield[2]	Average balance	Interest income	Yield[2]	Average balance	Interest income	Yield[2]
	£m	£m	%	£m	£m	%	£m	£m	%
UK
Short term funds and loans and advances to banks	80,824	3,068	3.80	84,268	1,331	1.58	67,123	228	0.34
Loans and advances to customers	35,346	2,024	5.73	36,753	989	2.69	39,826	630	1.58
Reverse repurchase agreements – non-trading[3]	55,226	3,303	5.98	44,677	1,031	2.31	39,012	79	0.20
Financial investments	24,790	1,046	4.22	23,614	285	1.21	25,800	209	0.81
Other interest-earning assets	30,602	1,719	5.62	31,001	543	1.75	25,154	81	0.32
Total interest-earning assets	226,788	11,160	4.92	220,313	4,179	1.90	196,915	1,227	0.62

Non-UK
Short term funds and loans and advances to banks	91,210	3,218	3.53	92,131	535	0.58	77,530	(186)	(0.24)
Loans and advances to customers	52,817	2,170	4.11	55,161	1,269	2.30	59,324	984	1.66
Reverse repurchase agreements – non-trading[3]	22,082	1,376	6.23	15,543	91	0.59	21,424	(197)	(0.92)
Financial investments	21,349	670	3.14	18,010	375	2.08	19,342	298	1.54
Other interest-earning assets	19,273	748	3.88	16,007	256	1.60	11,726	138	1.18
Total interest-earning assets	206,731	8,182	3.96	196,852	2,526	1.28	189,346	1,037	0.55

Inter region elimination
Total interest-earning assets	(44,875)	(1,647)	3.67	(45,194)	(995)	2.20	(31,937)	(468)	1.47
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.
3 The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

19	HSBC Bank plc

Summary of interest expense by type of liability and equity
	2023			2022[1]			2021[1]
	Average balance	Interest expense	Cost[2]	Average balance	Interest expense	Cost[2]	Average balance	Interest expense	Cost[2]
	£m	£m	%	£m	£m	%	£m	£m	%
Deposits by banks	23,512	911	3.87	31,930	55	0.17	32,891	(186)	(0.57)
Customer accounts	185,731	6,893	3.71	164,681	1,742	1.06	150,048	95	0.06
Repurchase agreements – non-trading[3]	45,337	3,518	7.76	31,898	680	2.13	32,916	(192)	(0.58)
Debt securities in issue – non-trading	30,627	1,534	5.01	29,385	589	2.00	38,727	258	0.67
Other interest-bearing liabilities	52,560	2,688	5.11	50,301	739	1.47	36,811	68	0.18
Total interest-bearing liabilities	337,767	15,544	4.60	308,195	3,805	1.23	291,393	43	0.01
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.
3 The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

Summary of interest expense by type of equity and liability

	2023			2022[1]			2021[1]
	Average balance	Interest Expense	Cost[2]	Average balance	Interest Expense	Cost[2]	Average balance	Interest Expense	Cost[2]
	£m	£m	%	£m	£m	%	£m	£m	%
UK
Deposits by banks	15,240	962	6.31	13,738	469	3.41	14,292	76	0.53
Customer accounts	122,143	4,533	3.71	115,105	1,312	1.14	103,555	100	0.10
Repurchase agreements – non-trading[3]	39,807	2,619	6.58	28,165	735	2.61	25,447	5	0.02
Debt securities in issue – non-trading	21,829	1,254	5.74	21,002	483	2.30	26,274	270	1.03
Other interest-bearing liabilities	34,234	1,985	5.80	35,058	685	1.95	25,889	181	0.70
Total interest-bearing liabilities	233,253	11,353	4.87	213,068	3,684	1.73	195,457	632	0.32

Non-UK
Deposits by banks	38,815	1,357	3.50	50,823	361	0.71	43,076	(30)	(0.07)
Customer accounts	63,604	2,200	3.46	49,610	433	0.87	46,562	(1)	—
Repurchase agreements – non-trading[3]	10,614	925	8.71	7,713	(36)	(0.47)	10,030	(194)	(1.93)
Debt securities in issue – non-trading	15,190	560	3.69	13,764	166	1.21	14,183	15	0.11
Other interest-bearing liabilities	20,656	739	3.58	18,473	170	0.92	13,965	39	0.28
Total interest-bearing liabilities	148,879	5,781	3.88	140,383	1,094	0.78	127,816	(171)	(0.13)

Inter region elimination
Total interest-bearing liabilities	(44,365)	(1,590)	3.58	(45,256)	(973)	2.15	(31,880)	(418)	1.31
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.
3 The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

Net interest margin[2]
	2023	2022[1]	2021[1]
	%	%	%
UK	(0.10)	0.21	0.28
Non-UK	1.16	0.74	0.64
As at 31 Dec	0.55	0.51	0.50
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 Net Interest Margin is calculated as net interest income divided by average interest-earning assets.

Distribution of average total assets
	2023	2022[1]	2021[1]
	%	%	%
UK	68.0	69.8	67.1
Non-UK	41.8	40.2	42.3
Inter region elimination	(9.8)	(10.0)	(9.4)
As at 31 Dec	100.0	100.0	100.0
Total Average Assets	736,503	713,347	648,386
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.

HSBC Bank plc	20

Strategic Report | Financial summary

The following tables allocate changes in interest income and interest expense between volume and rate for 2023 compared with 2022, and for 2022 compared with 2021. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest Income
		Increase/(decrease) in 2023 compared with 2022[1]			Increase/(decrease) in 2022[1] compared with 2021[1]
	2023	Volume	Rate	2022	Volume	Rate	2021
	£m	£m	£m	£m	£m	£m	£m
Short term funds and loans and advances to banks	4,993	(37)	3,915	1,115	(48)	1,383	(221)
Loans and advances to customers	4,076	(88)	1,987	2,177	(116)	708	1,585
Reverse repurchase agreements – non-trading	4,691	310	3,282	1,099	(24)	1,255	(132)
Financial investments	1,509	55	821	633	(80)	216	497
Other interest-earning assets	2,426	101	1,639	686	16	603	67
Total Interest Income	17,695	256	11,729	5,710	90	3,824	1,796

UK
Short term funds and loans and advances to banks	3,068	(54)	1,791	1,331	58	1,045	228
Loans and advances to customers	2,024	(38)	1,073	989	(49)	408	630
Reverse repurchase agreements – non-trading	3,303	244	2,028	1,031	11	941	79
Financial investments	1,046	14	747	285	(18)	94	209
Other interest-earning assets	1,719	(7)	1,183	543	19	443	81
Total Interest Income	11,160	123	6,858	4,179	146	2,806	1,227

Non-UK
Short term funds and loans and advances to banks	3,218	(5)	2,688	535	(35)	756	(186)
Loans and advances to customers	2,170	(54)	955	1,269	(69)	354	984
Reverse repurchase agreements – non-trading	1,376	39	1,246	91	54	234	(197)
Financial investments	670	69	226	375	(21)	98	298
Other interest-earning assets	748	52	440	256	50	68	138
Total Interest Income	8,182	126	5,530	2,526	41	1,448	1,037

Inter region elimination
Total Interest Income	(1,647)	7	(659)	(995)	(195)	(332)	(468)

Interest Expense
		Increase/(decrease) in 2023 compared with 2022[1]			Increase/(decrease) in 2022[1] compared with 2021[1]
	2023	Volume	Rate	2022	Volume	Rate	2021
	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	911	(15)	871	55	5	236	(186)
Customer accounts	6,893	223	4,928	1,742	9	1,638	95
Repurchase agreements – non-trading	3,518	286	2,552	680	6	866	(192)
Debt Securities in issue – non-trading	1,534	25	920	589	(62)	393	258
Other interest-bearing liabilities	2,688	33	1,916	739	24	647	68
Total Interest Expense	15,544	365	11,374	3,805	2	3,760	43

UK
Deposits by banks	962	51	442	469	(3)	396	76
Customer accounts	4,533	80	3,141	1,312	12	1,200	100
Repurchase agreements – non-trading	2,619	304	1,580	735	1	729	5
Debt Securities in issue – non-trading	1,254	19	752	483	(54)	267	270
Other interest-bearing liabilities	1,985	(16)	1,316	685	64	440	181
Total Interest Expense	11,353	349	7,320	3,684	57	2,995	632

Non-UK
Deposits by banks	1,357	(85)	1,081	361	(5)	396	(30)
Customer accounts	2,200	122	1,645	433	—	434	(1)
Repurchase agreements – non-trading	925	(14)	975	(36)	45	113	(194)
Debt Securities in issue – non-trading	560	17	377	166	—	151	15
Other interest-bearing liabilities	739	20	549	170	13	118	39
Total Interest Expense	5,781	66	4,621	1,094	(17)	1,282	(171)

Inter region elimination
Total Interest Expense	(1,590)	19	(636)	(973)	(175)	(380)	(418)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.

21	HSBC Bank plc

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

	At
	31 Dec	31 Dec
	2023	2022
	£m	£m
Maturity of 1 year or less
Loans and advances to banks	14,039	15,911
Loans and advances to customers	35,584	39,207
	49,623	55,118
Maturity after 1 year but within 5 years
Loans and advances to banks	245	1,167
Loans and advances to customers	27,146	25,667
	27,391	26,834
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	159	1,080
Variable interest rate	86	87
	245	1,167
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	8,711	8,677
Variable interest rate	18,435	16,990
	27,146	25,667
Maturity after 5 years but within 15 years
Loans and advances to banks	88	—
Loans and advances to customers	7,770	4,938
	7,858	4,938
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	88	—
Variable interest rate	—	—
	88	—
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	5,409	2,359
Variable interest rate	2,361	2,579
	7,770	4,938
Maturity after 15 years
Loans and advances to banks	—	74
Loans and advances to customers	6,079	3,906
	6,079	3,980
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	—	74
Variable interest rate	—	—
	—	74
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	3,659	1,719
Variable interest rate	2,420	2,187
	6,079	3,906

HSBC Bank plc	22

Strategic Report | Financial summary

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

Deposits by banks
	2023		2022
	Average balance	Average rate[1]	Average balance	Average rate[1]
	£m	%	£m	%
Total	23,790		31,965
– demand and other – non-interest bearing	5,112	—	5,277	—
– demand – interest bearing	13,501	4.0	14,204	0.5
– time	4,919	4.0	12,284	(0.4)
– other	258	8.0	200	0.6
UK	16,845		16,061
– demand and other – non-interest bearing	5,004	—	5,216	—
– demand – interest bearing	9,943	3.9	9,950	0.8
– time	1,898	4.0	895	0.7
– other	—	—	—	—
Non-UK	6,945		15,904
– demand and other – non-interest bearing	108	—	61	—
– demand – interest bearing	3,558	4.2	4,254	0.1
– time	3,021	3.9	11,389	(0.5)
– other	258	8.0	200	0.6

Customer accounts
	2023		2022
	Average balance	Average rate[1]	Average balance	Average rate[1]
	£m	%	£m	%
Total	227,043		222,421
– demand and other – non-interest bearing	48,074	—	62,796	—
– demand – interest bearing	125,569	3.8	122,698	1.0
– savings	33,607	2.9	22,852	0.8
– time	18,222	4.4	13,347	1.7
– other	1,571	4.3	728	1.2
UK	128,537		133,919
– demand and other – non-interest bearing	13,055	—	23,804	—
– demand – interest bearing	81,339	4.0	82,735	1.1
– savings	20,501	2.4	16,837	0.6
– time	13,642	4.6	10,543	1.7
– other	—	—	—	—
Non-UK	98,506		88,502
– demand and other – non-interest bearing	35,019	—	38,992	—
– demand – interest bearing	44,230	3.3	39,963	0.7
– savings	13,106	3.7	6,015	1.4
– time	4,580	4.1	2,804	1.9
– other	1,571	4.3	728	1.2
1 Average rate calculations include negative interest on liabilities recognised as interest income in the income statement.
Net Charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 56.

Net charge-offs to average loans
	2023	2022
	%	%
Loans and advances to banks	0.00	0.00
Loans and advances to customers	0.27	0.18

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
At 31 December 2023, the amount of uninsured deposit was £271bn (31 December 2022: £265bn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

23	HSBC Bank plc

Maturity analysis of uninsured time deposits
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
At 31 Dec 2023	£m	£m	£m	£m	£m
Uninsured time deposits	54,164	3,428	2,286	17,730	77,608
At 31 Dec 2022
Uninsured time deposits	47,564	3,797	2,931	14,900	69,192

Weighted average yields of investment debt securities
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	0.9	1.1	1.3	3.3
US Government agencies	—	3.4	—	4.4
US Government-sponsored agencies	—	—	—	—
UK Government	0.3	0.1	0.9	1.7
Hong Kong Government	—	2.8	—	—
Other governments	0.9	1.9	1.9	1.9
Asset-backed securities	1.4	8.1	4.9	6.1
Corporate debt and other securities	1.7	2.5	2.8	2.3

Debt securities measured at amortised cost
US Treasury	0.1	1.9	—	—
US Government agencies	—	—	—	—
US Government-sponsored agencies	—	—	—	—
UK Government	—	—	0.9	—
Hong Kong Government	—	—	—	—
Other governments	1.3	2.4	—	—
Asset-backed securities	—	—	—	—
Corporate debt and other securities	—	1.6	1.9	7.0
The maturity distributions of Asset Backed Securities (‘ABSs’) are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2023 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.

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
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill and intangibles for the period.
We provide RoTE ratio in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

HSBC Bank plc	24

Strategic Report | Other Information

Return on average ordinary shareholders’ equity and return on average tangible equity
	Year ended
	31 Dec	31 Dec	31 Dec
	2023	2022[1]	2021[1]
	£m	£m	£m
Profit/(loss)
Profit/(loss) attributable to the ordinary shareholders of the parent company	1,489	(753)	847
Decrease/(increase) in PVIF (net of tax)	N/A	N/A	(149)
Profit/(loss) attributable to the ordinary shareholders, excluding other intangible assets impairment	1,489	(753)	698
Significant items (net of tax)	N/A	N/A	468
Impact of strategic transactions[2]	(134)	1,252	—
Profit attributable to the ordinary shareholders, excluding other intangible assets impairment and strategic transactions	1,355	499	1,166
Equity
Average total shareholders’ equity	24,180	22,888	23,629
Effect of average preference shares and other equity instruments	(3,930)	(3,889)	(3,722)
Average ordinary shareholders’ equity	20,250	18,999	19,907
Effect of goodwill and other intangibles (net of deferred tax)	N/A	N/A	(553)
Other adjustments (net of tax)	33	89	(92)
Average tangible equity	20,283	19,088	19,262
Average impact of strategic transactions	(19)	250	N/A
Average tangible equity excluding strategic transactions	20,264	19,338	N/A
	%	%	%
Ratio
Return on average ordinary shareholders’ equity (annualised)	7.4	(4.0)	4.3
Return on average tangible equity (annualised)	7.3	(3.9)	3.6
Return on average tangible equity excluding strategic transactions (annualised)	6.7	2.6	6.1
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 Includes the impacts of the sale of our retail banking operations in France.

Other Information
Contents

25	Disclosure controls
25	Management’s assessment of internal controls over financial reporting
25	Regulation and supervision
27	Disclosures pursuant to Section 13(r) of the Securities Exchange Act

Disclosure controls
The group Chief Executive Officer and the group Chief Financial Officer, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Bank plc’s disclosure controls and procedures as at 31 December 2023. Based upon that evaluation, the group Chief Executive Officer and the group Chief Financial Officer concluded that the disclosure controls and procedures at 31 December 2023 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Management’s assessment of internal controls over financial reporting
Based on the assessment performed, management concluded that, for the year ended 31 December 2023, the group’s internal controls over financial reporting were effective.
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the group’s internal controls over financial reporting for the year ended 31 December 2023. In making the assessment, management used the framework for internal control evaluation contained in the Financial Reporting Council’s Guidance on Risk Management, Internal Control and Related Financial and Business Reporting (September 2014), as well as the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework (2013)’.
There have been no changes in HSBC Bank plc’s internal control over financial reporting during the year ended 31 December 2023 that have materially affected, or are reasonably likely to materially affect, HSBC Bank plc's internal control over financial reporting.
Regulation and supervision
UK regulation and supervision
The UK’s financial services regulatory structure is comprised of three regulatory bodies: the Financial Policy Committee, a committee of the BoE, the PRA, and the FCA. The Financial Policy Committee is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability. The BoE prudentially regulates and supervises financial services firms through the PRA, and in addition to its wider role as the UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities (‘MREL’). The PRA and the FCA are micro-prudential supervisors. HSBC Bank plc is a ‘dual-regulated’ firm, subject to

25	HSBC Bank plc

prudential regulation by the PRA and to conduct regulation by the FCA.
UK banking and financial services institutions are subject to multiple regulations. The primary UK statute in this context is the Financial Services and Markets Act 2000, as amended by subsequent legislation. As a result of a referendum in 2016, the UK left the EU on 31 January 2020 and agreed a transition period which ended at 11pm on 31 December 2020. At the end of the transition period, the group in the UK ceased to be subject to EU law. However, at that time, the EU’s financial services legislation was ‘onshored’ into UK law under the European Union (Withdrawal) Act 2018 (‘EUWA’). EU law continues to apply to the group’s subsidiaries in the EU. The UK and the EU have entered into a Trade and Cooperation Agreement (‘TCA’) and have made certain declarations relating to financial services.
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
The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with Basel 3.1 in 2022. These include the changes in relation to counterparty risk, equity investments in funds and the leverage ratio.
In November 2022, the PRA issued a consultation on the implementation of the second tranche of reforms with a proposed implementation date of 1 January 2025. This includes the changes to credit risk, market risk, credit valuation adjustment and operational risk RWAs and the implementation of an RWA output floor.
UK law implementing the BRRD requires the UK’s resolution authority to set a MREL for banks in the UK. These include own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. The resolution strategy for the HSBC Group complies with these requirements, as agreed by the BoE in consultation with our local regulators. The UK has implemented the MREL requirements through the Banking Act, and the Bank Recovery and Resolution (No 2) Order 2014. The BoE separately updated its statement of policy on its approach to setting MREL in December 2021. The BoE has set MREL requirements for the HSBC Group and some of the HSBC Group’s UK subsidiaries including the company, which were applicable from January 1, 2019; end state MREL requirements are applicable from January 1, 2022. The UK MREL framework has been designed to be broadly compatible with the term sheet published by the Financial Stability Board (the ‘FSB’) on total loss absorbing capacity (‘TLAC’) requirements for global systemically important banks (‘G-SIBs’). Additional TLAC requirements were implemented in 2019 through amendments to the CRR in line with the FSB’s TLAC standards and these also apply to the HSBC Group as a G-SIB.
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
EU regulation and supervision
EU law applies to HSBC’s EU subsidiaries.
EU Directive 2019/878 (CRD V) introduced an obligation to appoint an Intermediate Parent Undertaking (‘IPU‘) for third-country groups that consists of two or more banks in the EU (Article 21b). HBCE, headquartered in Paris, France, has been designated as the IPU for the European subgroup. As a result of these changes: (i) HSBC Continental Europe ('HBCE’) will be the main contact point with regulators of the EU and the Banking Union, and will centralise all coordination and requests to the unique Joint Supervisory Team (‘JST‘) and the unique Internal Resolution Team (‘IRT‘), made up respectively of the European Central Bank (‘ECB‘) and the national supervisory authorities on one hand, and the Single Resolution Board (‘SRB‘) and the national resolution authorities on the other; and (ii) reporting to the relevant authorities will consequently be simplified. In particular, HBCE will have to submit consolidated reports directly onto the portal of the French resolution authority (ACPR), as the host authority of HBCE.
At the end of 2023, HBCE operated 10 branches in the following jurisdictions: Belgium, Czech Republic, Germany, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden. In 2022, HBCE went through further transformation to support its role as the Group’s EU IPU by completing the acquisitions of HSBC Bank Malta plc (‘HBMT’), and HSBC Trinkaus & Burkhardt GmbH (‘HTDE’) in Germany in November 2022. HTDE’s operations were transferred into a new German branch of HBCE in Q2 2023 and the final stage of HBCE’s conversion into the Group’s EU IPU was finalised in November 2023 with the acquisition of HSBC Private Bank (Luxembourg) SA (‘PBLU’).
Under the EU’s Single Supervisory Mechanism (‘SSM’) and the
CRD V requirement on IPUs, the ECB has direct supervisory responsibility for HBCE as a ‘significant supervised entity’ at the EU consolidated level. An ECB JST supervises HBCE, including its branches, and its subsidiaries, including HBMT and PBLU, for the purposes of the EU’s SSM Regulation. Under the SSM, the ECB increasingly engages with the relevant ‘national competent authorities’ in relation to HSBC’s businesses in eurozone countries and more widely with HSBC‘s other regulators.
The SRB and the National Resolution Authorities in Europe have developed their views and standards on resolution, culminating in the creation of the Expectations for Banks (‘EFB‘), published in March 2020. The overarching aim of the EFB is to ensure that European banks demonstrate that they could be resolved in an orderly way and are accountable for ensuring they are prepared for resolution. The EFBs brought together new and existing rules and policies regarding resolution planning into seven dimensions to apply for both home and host banks by the end of 2023.
The UK and the EU have entered into a TCA and have made certain declarations relating to financial services.

HSBC Bank plc	26

Strategic Report | Other Information

Financial crime regulation
HSBC has built a financial crime risk management framework that is applicable across all global businesses and functions, and all countries and territories in which it operates. We manage financial crime risk because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate, as well as the integrity of the financial system on which we all rely. We remain committed to conducting our activities in accordance with all applicable financial crime laws and regulations and applying a consistently high financial crime standard globally.
HSBC has an established global financial crime programme designed to enable the bank to detect, prevent and manage the fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing risks that we may face.
HSBC continues to develop its anti-money laundering programme in light of emerging risks and new legislation. Technical and digital innovation in the financial sector continues at pace and we are actively monitoring developments, defining risk appetite and developing appropriate controls to manage the risks associated with the increasing use of alternate (including digitised) payment methods and digital assets and currencies. HSBC has enhanced its control framework to detect, deter and disrupt terrorist financing and proliferation financing more effectively and has expanded the use of intelligence-led technologies to monitor customer activities. HSBC has continued to embed procedures designed to prevent tax evasion and tax evasion facilitation risks, as well as bribery and corruption risks associated with the activities of its customers, third parties and staff, which may expose HSBC to corporate criminal liability. HSBC seeks to comply with all applicable anti-bribery and corruption laws in every market and jurisdiction in which it operates whilst focussing on the spirit of relevant laws and regulations to demonstrate HSBC’s commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance. HSBC provides annual mandatory training on the prevention of money laundering, bribery and corruption and tax evasion to all staff and carries out regular risk assessments, monitoring and testing of its programmes incorporating applicable findings within the annual policy refresh. HSBC also maintains clear whistleblowing policies and processes, to ensure that individuals can confidentially report concerns.
HSBC continues to develop its fraud controls in conjunction with areas such as cyber risk, to protect the bank and our customers; investing in capabilities to fight financial crime through the application of new technologies such as behavioural biometrics, advanced analytics and artificial intelligence. HSBC strengthened its fraud framework, reviewed and published an updated policy and streamlined the associated control library. Investment has been sustained to develop fraud prevention and detection tooling with leading vendors. Enhanced metrics have been introduced to assist with control performance monitoring and support ongoing optimisation of fraud defences.
HSBC’s sanctions programme seeks to apply a globally consistent standard to manage sanctions compliance and export control risk effectively across all HSBC legal entities in all jurisdictions in which HSBC operates. The external sanctions environment remains dynamic, and sanctions regimes are increasingly complex and less predictable as geopolitical tensions continue to rise. Russia has continued to be the target of various trade and financial sanctions in 2023, with greater focus on enforcing sanctions and limiting methods of sanctions evasion.
Our sanctions policies require HSBC Bank plc to comply with sanctions regimes of the UK, US, EU, and UN, as well as any local regulatory schemes in specific markets. HSBC Bank plc continues to be subject to scrutiny by a number of supervisory bodies throughout the region, including the Office of Financial Sanctions Implementation (‘OFSI’) and the FCA.
HSBC continues to monitor regulatory developments and their impact on HSBC’s global financial crime policy and risk appetite. HSBC does not consider that its business activities with counterparties with whom transactions are restricted under applicable sanctions are material to its business for the year ended 31 December 2023.

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
To comply with this requirement, HSBC Holdings plc (together with its affiliates, the HSBC Group) has requested relevant information from its affiliates globally. The following activities conducted by HSBC Bank plc and our affiliates during the period covered by this Form
20-F are disclosed in response to Section 13(r):
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
There was no measurable gross revenue in 2023 under those guarantees and counter indemnities. The HSBC Group does not allocate direct costs to fees and commissions and, therefore, has not disclosed a separate net profit measure. The HSBC Group is seeking to cancel all relevant guarantees and counter indemnities, and does not currently intend to provide any new guarantees or counter indemnities involving Iran. No guarantees were cancelled in 2023, and approximately 14 guarantees provided by HSBC Bank plc remain outstanding.
Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
–The HSBC Group acts as the trustee and administrator for a pension scheme involving eight employees of a U.S.-sanctioned Iranian bank in Asia. Under the rules of this scheme, the HSBC Group accepts contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. The HSBC Group runs and operates this pension scheme in accordance with applicable laws and regulations. Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during 2023, was approximately $2,012.
For the Iranian bank-related activity discussed above, the HSBC Group does not allocate direct costs to fees and commissions and, therefore, has not disclosed a separate net profit measure.
HSBC Bank plc has been holding a safe custody box for the Central Bank of Iran. For a number of years, the box has not been accessed by the Central Bank of Iran, and no fees have been charged to the Central Bank of Iran.
The HSBC Group currently intends to continue to wind down the above activities, to the extent legally permissible, and not enter into any new such activity.
Activity related to U.S. Executive Order 13224
The HSBC Group has four individual customers in the Middle East that, during 2023, received bonus shares pursuant to legacy holdings in an entity designated under Executive Order 13224 in 2022. The HSBC Group processed these corporate actions on its customers’ investment accounts.

27	HSBC Bank plc

For these activities, there was no measurable gross revenue or net profit to the HSBC Group during 2023.
Activity related to U.S. Executive Order 13382
The HSBC Group has one individual customer and two corporate customers in Asia that became designated under Executive Order 13382 in 2023. These customers' accounts are restricted and the relationships are being exited. The HSBC Group processed low value credits of interest to local currency cash accounts held by the individual customer and one of the corporate customers immediately following their designation, prior to the accounts being restricted. In addition, the HSBC Group processed two domestic transactions through a local payment system for the other corporate customer immediately following their designation, prior to the accounts being restricted.
For this activity, there was no measurable gross revenue or net profit to the HSBC Group in 2023.
Other activity
The HSBC Group has a non-Iranian insurance company customer in the Middle East that, during 2023, made local currency domestic payments for the reimbursement of medical treatment to a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed these payments from its customer to the hospital.
The HSBC Group has one corporate customer in the Middle East that, during 2023, received a local currency cheque from a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed the cheque from the hospital to its customer.
The HSBC Group has six customers in the Middle East that, during 2023, received local currency cheques from an insurance company located outside Iran that is owned by the Government of Iran. The HSBC Group processed these cheques from the insurance company to its customers.

The HSBC Group has individual and corporate customers in Asia and Europe that, during 2023, made small local currency domestic payments to, or received such payments from, Iranian embassies. These customers are engaged in activities that require consular services provided by the embassies or provide goods and services that support the conduct of the official business of the embassies. The HSBC Group processed these payments between its customers and the Iranian embassies.
HSBC Bank plc has four corporate customers in Europe that, during 2023, received local currency payments from a bank owned by the Government of Iran in relation to management charges for property owned by the bank, service charges, and training fees for staff at the bank. The HSBC group processed these payments to its customers.
The HSBC Group has individual customers in Europe that are employed by a bank located outside Iran that is owned by the Government of Iran. During 2023, the HSBC Group processed local currency salary payments received via banks that are not owned by the Government of Iran to its customers.
For these activities, there was no measurable gross revenue or net profit to the HSBC Group during 2023.
Frozen accounts and transactions
The HSBC Group, including HSBC Bank plc, maintains several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed, authorised, or otherwise related to the maintenance of such accounts as consistent with applicable law, took place during 2023.
There was no measurable gross revenue or net profit to the HSBC Group during 2023 relating to these frozen accounts.

HSBC Bank plc	28

Strategic Report | Risk overview

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
Our banking risks include credit risk, treasury risk, market risk, climate risk, resilience risk (including cybersecurity risk), regulatory compliance risk, financial crime and fraud risk and model risk. We also incur insurance risk.
In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, our reputation and the sustainability of our long-term business model.
The exposure to our risks and risk management of these are explained in more detail in the Risk section on pages 31 to 100.
Our suite of top and emerging risks is subject to regular review by senior governance forums. During 2023, we removed Ibor transition as a top risk given the cessation of the publication of US dollar Libor in June 2023. We continue to monitor closely the identified risks and ensure management actions are in place, as required.
The risk from digitalisation and technological advances has been added reflecting their increasing impact on the banking sector.

Risk		Description
Externally driven
Geopolitical and macroeconomic risk	~
Our operations and portfolios are exposed to risks associated with political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. Conflicts and geopolitical tensions, including the ongoing Russia-Ukraine and Israel-Hamas wars, are creating a more complicated business environment. Despite expected reductions, interest rates in Europe and the UK, are nevertheless likely to remain high in 2024, which could slow the growth of the economies in which the group operates and affect our credit portfolio.

Credit risk	}
We regularly undertake detailed reviews of our portfolios and proactively manage credit facilities to customers and sectors likely to come under stress as a result of current macroeconomic and geopolitical events, including UK recessionary pressures and impacts of the Russia-Ukraine and Israel-Hamas wars. We remain focused on assessing and managing the impacts of the cost of living crisis and higher interest rates on our customers as well as inflationary pressures across our major markets. Particular emphasis has been maintained on the Commodity Traders, Leverage, Construction and Building Materials, Automotives, Retail, ‘Consumer Spend’ and Commercial Real Estate sectors. We have increased the frequency and depth of our monitoring activities with stress tests and other sectoral reviews performed to identify portfolios or customers who are likely to experience financial difficulty through the slowdown in economic activity.

Cyber threat and unauthorised access to systems	}
The risk of service disruption or loss of data resulting from technology failures or malicious activities by internal or external threats remains heightened. We seek to continue to monitor changes to the threat landscape, including those arising from geopolitical events, and the impact this may have on third party risk management. We operate a continuous improvement programme to help protect our technology operations and to counter a fast-evolving cyber threat environment.

Evolving regulatory environment risk	~
The regulatory and compliance risk environment remains complex, in part due to the UK’s Financial Conduct Authority’s (‘FCA’) implementation of its Consumer Duty in July 2023. There continues to be an intense regulatory focus on ESG matters, including on ‘green’ products. Regulatory scrutiny of financial institutions, following banking failures in 2023, may result in new or additional regulatory requirements impacting the group in the short to medium term.

Financial crime and fraud risk	~
We are exposed to financial crime risk from our customers, staff and third-parties engaging in criminal activity. The financial crime risk environment continues to evolve, due to increasingly complex geopolitical challenges, the macroeconomic outlook, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Environmental, social and governance risk	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, increasing frequency of severe weather events, and due to stakeholders placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial risks, including reputational, legal and regulatory compliance risks.

Digitalisation and technological advances	●
Developments in technology and changes in regulations continue to enable new entrants to the banking industry and new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and adapt our products, to attract, retain and best serve our customers. Along with opportunities, new technology, including generative Artificial intelligence ('AI'), can introduce risks and we seek to ensure these are understood and managed with appropriate controls.

Internally driven
People risk	Ä
Our businesses, functions and countries in the region are exposed to risks associated with employee retention, talent availability, and compliance with employment laws and regulations. The group has undertaken notable transformation activities through 2023 and several structural changes were achieved. Elevated workloads while transitioning into new operating models have exposed the various businesses and functions to capacity and capability risks. Employment practices and relation risks across the region continue to be mitigated through continuous and transparent engagement with employees’ representative bodies and regulators and are on a reducing trend. Strong oversight is maintained on all aspects of people risk management, including monitoring hiring activities and levels of employee attrition to ensure that effective workforce forecasting is supporting business demands. Failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims.

29	HSBC Bank plc

Risk		Description
Internally driven (continued)
IT systems infrastructure and resilience	}	We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. To support the business strategy, we remain focused on strengthening our end to end management, building and deploying controls and system monitoring capabilities. We continue to seek to reduce the complexity of our technology estate and consolidate our core banking systems onto a single strategic platform.
Execution risk	}
Failure to effectively prioritise, manage and/or deliver transformation across the group impacts our ability to achieve our strategic objectives. Given the complexity and volume of change planned throughout 2024, we aim to continue to monitor, manage and oversee change execution risk to ensure our change portfolio and initiatives continue to deliver the right outcomes for our customers, people, regulators, investors and communities.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications. The model landscape continues to be impacted by regulatory requirements driving material changes to the way model risk is managed across the banking industry. The PRA’s Supervisory Statement (SS 1/23) 'Model Risk Management Principles for Banks' issued in May 2023 requires increased oversight and controls on the management of model risks across the bank. We continue strengthening the dialogue with regulators within the region to ensure our deliverables meet their expectations. New technologies, including AI and generative AI, are driving a need for enhanced model risk controls.

Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the regulations that govern data privacy and cross-border movement of data.

Third-party risk	~
We procure goods and services from a range of third parties. Due to the current macroeconomic and geopolitical climate, the risk of service disruption in our supply chain has heightened. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

●	New risk introduced in 2023
~	Risk has heightened during 2023
}	Risk remains at the same level as 2022
Ä	Risk has decreased during 2023

HSBC Bank plc	30

Risk review

Risk

Contents
31	Our approach to risk
31	Our risk appetite
32	Risk management
32	Stress testing
32	Key developments and risk profile
32	Key developments in 2023
32	Top and emerging risks
33	Externally driven
36	Internally driven
37	Risk factors
50	Our material banking and insurance risks
54	Credit risk
82	Treasury risk
90	Market risk
92	Climate risk
93	Resilience risk
94	Cybersecurity Risk
94	Regulatory compliance risk
95	Financial crime risk
96	Model risk
96	Insurance manufacturing operations risk Overview
Our approach to risk
Our risk appetite
We recognise the importance of a strong risk culture, which refers to our shared attitudes, values and standards that shape behaviours related to risk awareness, risk taking and risk management. All our people are responsible for the management of risk, with the ultimate accountability residing with the Board. Our risk appetite defines the level and types of risk that we are willing to take, while informing the financial planning process and guiding strategic decision making.
The following principles guide the group’s overarching appetite for risk and determine how our businesses and risks are managed.
Financial position
–Strong capital position, defined by regulatory and internal ratios.
–Liquidity and funding management for each entity on a stand-alone basis.
Operating model
–Ambition to generate returns in line with our risk appetite and strong risk management capability.
–Ambition to deliver sustainable earnings and consistent returns for shareholders.
Business practice
–Zero tolerance for knowingly engaging in any business, activity or association where foreseeable reputational risk or damage has not been considered and/or mitigated.
–No appetite for deliberately or knowingly causing detriment to consumers arising from our products and services or incurring a breach of the letter or spirit of regulatory requirements.
–No appetite for inappropriate market conduct by a member of staff or by any group business.
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

Our Risk Management Framework
An established risk governance framework and ownership structure seeks to ensure oversight of, and accountability for, the effective management of risk within the group. HSBC's Risk Management Framework ('RMF') fosters the continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. Integral to the RMF are risk appetite, stress testing and the identification of emerging risks.
Our Risk Committee focuses on risk governance and seeks to ensure a forward-looking view of risks and their mitigation. The Risk Committee is a committee of the Board and has responsibility for oversight and advice to the Board on, amongst other things, the bank’s risk appetite, tolerance and strategy, systems of risk management, internal control and compliance. Additionally, members of the Risk Committee attend meetings of the bank’s Nomination, Remuneration and Governance Committee at which the alignment of the reward structures to risk appetite is considered.
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
Non-financial risk includes some of the most material risks HSBC faces, such as cyber-attacks, poor customer outcomes and loss of data and the current geopolitical risks. Actively managing non-financial risks is crucial to serving our customers effectively and having a positive impact on society. During 2023 we continued to strengthen the control environment and our approach to the management of non-financial risks, as is broadly set out in our Risk Management Framework. The management of non-financial risk focuses on governance and risk appetite, providing a single view of the non-financial risks that matter most, and associated controls. It incorporates a risk management system designed to enable the active management of non-financial risk. Our ongoing focus is on simplifying our approach to non-financial risk management, while driving more effective oversight and better end-to-end identification and management of non-financial risks. This is overseen by our Enterprise Risk Management function, headed by the group Head of Enterprise Risk Management.
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
The three lines are summarised below:
–The first line of defence owns the risks and is responsible for identifying, recording, reporting and managing them in line with risk appetite, and ensuring that the right controls and assessments are in place to mitigate them.
–The second line of defence challenges the first line of defence on effective risk management, and provides advice and guidance in relation to the risk.

31	HSBC Bank plc

–The third line of defence is our Internal Audit function, which provides independent assurance that the group’s risk management approach and processes are designed and operating effectively.
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
Risk management
Stress testing
Stress testing is an important tool that is used by banks, as part of their internal risk management, and by regulators to assess vulnerabilities in individual banks and/or the financial banking sector under hypothetical adverse scenarios. The results of stress testing are used to assess banks’ resilience to a range of adverse shocks and to assess their capital and liquidity adequacy.
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
The macroeconomic internal stress tests, conducted throughout 2023, considered combinations of various potential impacts as identified in our top and emerging risks, in particular the impact of the Russia-Ukraine war, geopolitical tensions and trade wars, interest rate shocks and a deep recession, supply chain disruption and operational risk.
We also conduct reverse stress tests each year for HSBC Bank plc and, where required, at subsidiary entity level to understand potential extreme conditions that would make our business model non-viable. Reverse stress testing identifies potential stresses and vulnerabilities we might face, and helps inform early warning triggers, management actions and contingency plans designed to mitigate risks.
Recovery and resolution plans
Recovery and resolution plans form part of the integral framework safeguarding HSBC Bank plc financial stability. The recovery plan, together with stress testing, help us understand the likely outcomes of adverse business or economic conditions and in the identification of appropriate risk mitigating actions.

Climate Risk
In 2023, we have considered four bespoke scenarios that were designed to articulate our view of the range of potential outcomes for global climate change. The scenarios explore a wide range of physical and transition risks that could materialise under certain technological, behavioural and political assumptions: the Net-Zero - Corporate Strategy scenario, which aligns with the HSBC Group's net zero strategy and is consistent with the Paris Agreement; the Baseline - Current Commitments scenario, which assumes that climate action is limited to the current governmental commitments and pledges; the Delayed Transition scenario, which assumes that climate action is delayed until 2030; and the Downside Physical Risk scenario, which assumes muted climate action limited to current governmental policies.
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
Key developments and risk profile
Key developments in 2023
We actively managed the risks related to macroeconomic and geopolitical uncertainties, as well as other key risks described in this section. In addition, we sought to enhance our risk management in the following areas:
–We implemented two revised risk appetite frameworks to better manage and strengthen our controls with respect to concentration risks. These relate to concentration risks arising from exposures to countries and to single customer groups.
–Through our climate risk programme, we have continued to embed climate considerations throughout the firm, including updating the scope of our programme to cover all risk types, expanding the scope of climate related training and developing new climate risk metrics to monitor and manage exposures. We completed an Internal Scenario Analysis exercise which focused on generating more granular insights which we are using improve our understanding of our risk exposures for use in risk management, business decision making, and to meet ongoing regulatory expectations.
–We enhanced our processes, framework and capabilities to improve the control and oversight of our material third parties, and to help maintain our operational resilience and meet new and evolving regulatory requirements.
–We deployed industry leading technology and advanced analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime.
–We are embedding our suite of regulatory management systems following the Group-wide roll-out of regulatory horizon scanning capabilities and enhanced regulation mapping tooling.
–We continued to increase the stabilisation of our net interest income (‘NII’) as interest rate expectations fluctuated, driven by central bank rate increases and a reassessment of the trajectory of inflation in major economies.

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

HSBC Bank plc	32

Risk review

Our current top and emerging risks are as follows.
Externally driven
Geopolitical and macroeconomic risk
The group faces elevated geopolitical risks, with the Russia-Ukraine war continuing to have global economic and political implications. The Israel-Hamas war is also increasing tensions in the Middle East, leading to recent attacks on shipping in the Red Sea and resulting counter-measures, which have begun to disrupt supply chains. The group is monitoring and assessing the impacts of these wars.
The Russia-Ukraine war has continued to elevate geopolitical instability which could have continued ramifications for the group and its customers. We continue to monitor and respond to financial sanctions and trade restrictions that have been adopted in response. These sanctions and trade restrictions are complex, novel and evolving. In particular, the US, the UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia. Such sanctions and restrictions target certain Russian government officials, politically exposed persons, business people, Russian oil imports, energy products, financial institutions and other major Russian companies and sanctions evasion networks. These countries have also enacted more generally applicable investment, export, and import bans and restrictions. In December 2023, the US established a new secondary sanctions regime, providing itself broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services involving Russia’s military-industrial base. This creates challenges associated with the detection or prevention of third-party activities beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets.
Our business in Russia principally serves multinational corporate clients headquartered in other countries. Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). While we remain committed to the sale of our business in Russia, the outcome of the sale became less certain and remains subject to regulatory approval.
Economic and financial risks also remain significant, and we continue to monitor our risk profile closely in the context of uncertainty over global macroeconomic policies.
A fall in global energy and food prices from the highs of 2022 facilitated a process of disinflation across key economies during 2023. Following the reduction in global inflation rates, central banks in most developed markets are expected to have concluded monetary policy tightening in the second half of 2023. A further fall in inflation is expected to enable interest rate reductions through 2024, although forecasts still assume that they remain materially higher than in recent years. Higher financing costs will raise interest payment burdens for many counterparties.
Fiscal deficits are also expected to remain large in both developed and emerging markets, as public spending on items including social welfare, defence and climate transition initiatives is expected to remain high. In many countries, the fiscal response to the Covid-19 pandemic has also left a very high public debt burden. Against a backdrop of slower economic growth and high interest rates, a rise in borrowing costs could increase the financial strains on highly indebted sovereigns.
Macroeconomic, financial and geopolitical risks have all impacted our macroeconomic scenarios. Our Central scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’ calculations of ECL, assumes that GDP growth across our key markets will remain low in 2024, followed by moderate recovery in 2025. It is anticipated that inflation will converge towards central banks’ target rates by early 2025. Similarly, interest rates are expected to decline but remain materially higher than in recent years. We also consider scenarios where commodity prices are materially higher, inflation and interest rates rise and a global recession follows, although we assign these scenarios a lower probability of occurring.
Forecasts remain uncertain, and changing economic conditions and the materialisation of key risks could reduce the accuracy of the Central scenario forecast. In particular, forecasts in recent years have been sensitive to commodity price changes, changing supply chain conditions, monetary policy adjustments and inflation expectations. Uncertainty remains with respect to the relationship between the economic factors and historical loss experience, which has required adjustments to modelled ECL in cases where we determined that the model was unable to capture the material underlying risks.
For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 61.
A Memorandum of Understanding (‘MoU‘) was signed on 27 June 2023, setting out a framework for voluntary regulatory cooperation in financial services between the UK and the EU, including through the establishment of a Joint UK-EU Financial Regulatory Forum. This is expected to provide a platform on which both parties will be able to discuss financial services-related issues, including future equivalence determinations.
Negotiations between the UK and the EU over the operation of the Northern Ireland Protocol concluded in February 2023. In January 2024, an additional agreement titled, "Safeguarding the Union" was signed. Together, these agreements provide a greater degree of certainty over the regulatory arrangements governing the movement of goods between Great Britain, Northern Ireland and the EU. In February 2024, the Northern Ireland Executive was reinstated after a power-sharing agreement was reached by key political parties.
Challenges remain in the UK-EU relationship following the UK's withdrawal from the EU. Over the medium to long term, the UK’s withdrawal from the EU may continue to adversely impact the terms of EU market access for our UK based clients. We are monitoring the situation closely, including the potential impacts on our customers.
Our business could also be adversely affected by economic or political developments in regions of the world outside Europe. This reflects our extensive business links, through members of the HSBC Group and other entities, in Asia and elsewhere. Tensions between China and the US, extending to the UK, the EU, India and other countries, and political developments in Hong Kong and Taiwan, may adversely affect the group.
The US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on China. In response to foreign sanctions and trade restrictions, China has also announced sanctions, trade restrictions and laws that could impact the group and its customers.
Further sanctions, counter-sanctions and trade restrictions may adversely affect the group, its customers and the markets in which the group operates, by creating regulatory, reputational and market risks.
Mitigating actions
–We closely monitor geopolitical and economic developments in our key markets and sectors, and undertake scenario analysis where appropriate. This helps us to take actions to manage our portfolios where necessary, including through enhanced monitoring, amending our risk appetite and/or reducing limits and exposures.
–We continue to monitor the EU’s relationship with the UK, and assess the potential impact on our people, operations and portfolios.
–We continue to monitor our risk profile closely in the context of the current geopolitical and macroeconomic situation, and given the significant uncertainties, additional mitigating actions may be required.
–We have taken steps, where necessary, to enhance physical security in geographical areas deemed to be at high risk from terrorism and military conflicts.

33	HSBC Bank plc

Credit risk
Despite ongoing macro economic and geopolitical challenges predominantly driven by the Russia-Ukraine war, prolonged high inflation and rising energy costs, our credit portfolio remains stable and resilient with no material concentration risk. Economic prospects for credit risk across our key markets will be driven by a number of factors including how inflationary pressures are managed across the EU and the UK, and whether a global recession develops, exacerbated by the ongoing Russia-Ukraine war. The Israel-Hamas war is also being monitored closely.
Mitigating actions
–Reviews of key credit portfolios are undertaken regularly to seek to ensure that individual customer or portfolio risks are understood and our management of the level of facilities offered through a period of low economic growth is appropriate.
–We continue to monitor high risk wholesale industry sectors closely via quarterly industry risk appetite reviews and in 2023 we also undertook specific reviews of portfolios showing vulnerability such as Commodity Traders, Leverage, Construction and Building Materials, Automotives, Retail, ‘Consumer Spend’ and Commercial Real Estate.
–Detailed performance monitoring is reviewed on a monthly basis, which includes early warning indicators and a view of concentration risks. Portfolio limits and exposures are re-assessed and reductions implemented where appropriate.
–We stress test portfolios of particular concern to identify sensitivity to loss under a range of scenarios, with management actions being taken to seek to rebalance exposures and to manage risk appetite where necessary.
Cyber threat and unauthorised access to systems
Together with other organisations, we continue to operate in an increasingly hostile cyber threat environment. These threats include potential unauthorised access to customer accounts, and attacks on our systems or those of our third-party suppliers. These threats require ongoing investment in business and technical controls to defend against them.
Mitigating actions
–Our cyber intelligence and threat analysis team continually evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes (see page 94 – cross-reference to Cybersecurity). To further protect the group and our customers and to help ensure the safe expansion of our business lines, we continue to strengthen our controls to help reduce the likelihood and impact of advanced malware, data leakage, exposure through third parties and security vulnerabilities.
–We continue to seek to enhance our cybersecurity capabilities, including Cloud security, identity and access management, metrics and data analytics, and third-party security reviews. An important part of our defence strategy is conducting cybersecurity training and awareness campaigns so that our colleagues remain aware of cybersecurity issues and know how to report incidents.
–We regularly report and review cyber risk and control effectiveness at executive and non-executive Board level. We also report it across our businesses and functions to help ensure appropriate visibility and governance of the risk and its mitigating actions.
–We participate globally in industry bodies and working groups to collaborate on tactics employed by cyber-crime groups and to collaborate in helping to defend against, detect and prevent cyber-attacks on financial organisations.
–We experience numerous attempts to compromise our cybersecurity. We respond to cybersecurity attacks in accordance with our cybersecurity framework and applicable laws, rules and regulations. To date, none of these attacks have had a material impact on our business or operations.
Evolving regulatory environment risk
We aim to keep abreast of the emerging regulatory compliance and conduct risk agenda. Current focus areas include but are not limited to: ESG agenda developments, including in particular managing the risks of ‘greenwashing’; ensuring good customer outcomes, including addressing customer vulnerabilities due to cost of living pressures; enhancements to regulatory reporting controls; and employee compliance, including the use of e-communication channels.
We monitor regulatory developments closely and engage with regulators, as appropriate, to help ensure new regulatory requirements are implemented effectively and in a timely way.
The competitive landscape in which the group operates may be impacted by future regulatory changes and government intervention.
Mitigating actions
–We monitor for regulatory developments to understand the evolving regulatory landscape and seek to respond with changes in a timely way.
–We continue to support work that is focused on the implementation of UK Consumer Duty requirements.
–We engage with governments and regulators to seek to make a contribution to regulations and to try and ensure that new requirements are considered properly and can be implemented effectively.
–We hold regular meetings with relevant authorities to discuss strategic contingency plans, including those arising from geopolitical issues.
–Our simplified conduct approach has been embedded to align to our purpose and values, in particular the value ‘we take responsibility’.
Financial crime and fraud risk
Financial institutions remain under considerable regulatory scrutiny regarding their ability to detect and prevent financial crime. In 2023, these risks were exacerbated by rising geopolitical tensions and ongoing macroeconomic factors. These challenging developments require managing conflicting laws and approaches to legal and regulatory regimes, and implementing increasingly complex and less predictable sanctions and trade restrictions.
Amid high levels of inflation and increasing cost of living pressures, we face increasing regulatory expectations with respect to managing internal and external fraud and protecting vulnerable customers. In addition, the accessibility and increasing sophistication of generative AI brings financial crime risks. While there is potential for the technology to support financial crime detection, there is also a risk that criminals use generative AI to perpetrate fraud, particularly scams.
The digitisation of financial services continues to have an impact on the payments ecosystem, with an increasing number of new market entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as banks. Developments around digital assets and currencies have continued at pace, with an increasing regulatory and enforcement focus on the financial crimes linked to these types of assets.
Expectations continue to increase with respect to the intersection of ESG issues and financial crime, as our organisation, customers and suppliers transition to net zero. These are particularly focused on potential ‘greenwashing’, human rights issues and environmental crimes. In addition, climate change itself could heighten risks linked to vulnerable migrant populations in countries where financial crime is already more prevalent.
We also continue to face increasing challenges presented by national data privacy requirements, which may affect our ability to manage financial crime risks across markets.
Mitigating actions
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing, auditing and enhancements.
–We continue to develop our fraud controls and invest in capabilities to fight financial crime through the application of

HSBC Bank plc	34

Risk review

advanced analytics and AI, while monitoring technological developments and engaging with third parties.
–We are looking at the impact of a rapidly changing payments ecosystem, as well as risks associated with direct and indirect exposure to digital assets and currencies, in an effort to maintain appropriate financial crime controls.
–We regularly review our existing policies and control framework so that developments relating to ESG are considered and the financial crime risks are mitigated to the extent possible.
–We engage with regulators, policymakers and relevant international bodies, seeking to address data privacy challenges through international standards, guidance and legislation.
Environmental, social and governance ('ESG') risk
We are subject to financial and non-financial risks associated with ESG-related matters. Our current areas of focus include climate risk, nature-related risks and human rights risks. These can impact us both directly and indirectly through our business activities and relationships.
Our assessment of climate risks covers three distinct time periods, comprising: short term, which is up to 2025; medium term, which is between 2026 and 2035; and long term, which is between 2036 and 2050.
–We may face credit losses if our customers business models fail to align to a net zero economy or if our customers face disruption to their operations or deterioration to their assets as a result of extreme weather.
–We may face trading losses if climate change results in changes to macroeconomic and financial variables which negatively impact our trading book exposures.
–We may face impacts from physical risk on our own operations and premises, owing to the increase in frequency and severity of weather events and chronic shifts in weather patterns, which could affect our ability to conduct our day-to-day operations.
–We may face increased reputational, legal, and regulatory risks if we fail to make sufficient progress towards the HSBC Group’s ESG ambitions, targets and commitments, if we fail to meet evolving regulatory expectations and requirements on the management of climate and broader ESG risks, or if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
–Requirements, policy objectives, expectations or views may vary by jurisdiction and stakeholder in relation to ESG related matters. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation in the many regions in which we operate, including initiatives to apply and enforce policy and regulation with extraterritorial effect.
–We may face financial reporting risk in relation to our climate-related and broader ESG disclosures, as any data, methodologies, scenarios and reporting standards we have used may evolve over time in line with market practice, regulation or developments in science. We may also face the risk of making reporting errors due to issues relating to the availability, accuracy and verifiability of data and system, process and control challenges. Any changes and reporting errors could result in revisions to our internal frameworks and reported data and could mean that reported figures are not reconcilable or comparable year-on-year. We may also have to re-evaluate our progress towards the HSBC Group’s climate-related targets in the future and this could result in reputational, legal, and regulatory risks.
–We may face model risk, as the uncertain and evolving impacts of climate change and data and methodology limitations present challenges to creating reliable and accurate model outputs.
–We may face climate and broader ESG-related litigation and regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and broader ESG-related risks or indirectly if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of client assets.
We may also be exposed to nature-related risks beyond climate change. These risks arise when the provision of natural capital such as water availability, air quality and soil quality is compromised by human activity. Nature risk can manifest through macroeconomic, market, credit, reputational, legal and regulatory risks, for the group as well as our clients and customers.
Regulation and disclosure requirements in relation to human rights, and to modern slavery in particular, are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of negative human rights impacts arising from their business activities and relationships.
We remained aligned to the HSBC Group’s materiality-based approach in developing our climate risk management capabilities across our businesses by prioritising sectors, portfolios and counterparties with the highest impacts.
Mitigating actions
–A dedicated Environmental Risk Oversight Forum is responsible for shaping and overseeing our approach and providing support in managing climate and sustainability risk.
–The Europe Reputational Risk Committee considers climate-related matters arising from customers, transactions and third parties that either present a serious potential reputational risk to HSBC Bank plc (or the HSBC Group) or merit a decision to ensure a consistent risk management approach across the regions, global businesses and global functions.
–Our climate risk programme continues to follow the HSBC Group’s programme set to support the development of climate risk management capabilities across four key pillars: governance and risk appetite, risk management, stress testing and scenario analysis, and disclosures. We continue to enhance our approach and mitigation to the risk of greenwashing.
–We have supported the HSBC Group in the development and implementation of an enhanced transition engagement questionnaire, which is used by Relationship Managers to collect information through discussions with our clients in high transition risk sectors, to support their transition away from high carbon activities.
–We implement HSBC Group’s sustainability risk policies as part of its broader reputational risk framework. We focus our policies on sensitive sectors which may have a high adverse impact on people or on the environment and in which we have a significant number of customers. In January 2024, the HSBC Group updated its energy policy covering the broader energy system including upstream oil and gas, oil and gas power generation, coal, hydrogen, renewables and hydropower, nuclear, biomass and energy from waste. The HSBC Group also updated its thermal coal phase-out policy, which aims to drive thermal coal phase-out aligned to science-based timeframes. The HSBC Group takes a risk-based approach in the way that it identifies transactions and clients to which its energy and thermal coal phase-out policies apply, and report on relevant exposures, adopting approaches proportionate to risk and materiality.
–In 2023, the HSBC Group conducted pilot exercises to assess nature risk exposures, focusing on our HSBC Continental Europe portfolios in line with regulatory expectations.
–In 2023, the HSBC Group provided practical guidance and training, where relevant, to our colleagues across the group on how to identify and manage human rights risks.
For further details of our approach to climate risk management, see ‘Climate risk’ on page 92.

35	HSBC Bank plc

Digitalisation and technological advances risk
Developments in technology and changes to regulations are enabling new entrants to the industry, particularly with respect to payments. This challenges us to continue innovating to address evolving customer requirements, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase our investment in our business to adapt or develop products and services to respond to our customers’ evolving needs. We also need to ensure that new digital capabilities do not weaken our resilience or wider risk management capabilities.
New technologies such as generative AI, large language models blockchain and quantum computing offer both business opportunities and potential risks for the group. As with the use of all technologies, we aim to maximise their potential while seeking to ensure a robust control environment is in place to help manage the inherent risks, such as the impact on encryption algorithms.
Mitigating actions
–We continue to monitor this emerging risk and advances in technology, as well as changes in customer behaviours, to understand how these may impact our business.
–We asses new technologies to help develop appropriate controls and maintain resilience.
–We closely monitor and assess financial crime risk and the impact on payment transparency and architecture.
Internally driven
People risk
While the overall trend in employee turnover has been improving, certain markets in the European region are still facing elevated inflation, higher turnover rates, and labour market complexities. Our success in delivering our strategic priorities and managing the regulatory and legislative environment depends on the development and retention of our leadership and high-performing employees.
Mitigating actions
The ability to continue to attract, develop and retain talent is primarily impacted by a competitive labour market alongside heightened inflationary pressures, coupled with business change impacts on employees. Compliance with employment laws and regulations remains a priority.
–We seek to promote a diverse and inclusive workforce, provide active support to employees, and continue to build the speak up culture.
–We monitor people risks that could arise from organisational restructuring. Improved capacity and enhanced workload management through demand planning review and strengthening is applied.
–Focus and emphasis is maintained on our strategy, values and purpose. We encourage our people leaders to focus on talent retention at all levels, with an empathetic mindset and approach, while ensuring the whole proposition of working in the group is well understood.
–Strong Senior management oversight is maintained on political, legislative, and regulatory challenges to help mitigate the effect of external factors which may impact our employment practices.
–We carefully monitor the impact of the rising cost of living across the region. Our fixed pay principles consider the impact of inflation on our employees across the region recognising the pay pressure.
–Focus is maintained on Future Skills development, with curriculums made available to all employees through the HSBC University.
–We develop succession plans for key management roles, with consistent oversight from the group's Executive Committee.
–We monitor hiring activities and levels of employee attrition, with each business and function putting in place plans to help ensure they have effective workforce forecasting to meet business demands.
IT systems infrastructure and operational resilience
We operate in an extensive and complex technology landscape, which needs to remain resilient in order to support customers, the group and markets where we operate. Risks arise where technology is not understood, maintained, or developed appropriately. We remain committed to investing in the reliability and resilience of our IT systems and critical services. The group does so in order to help protect its customers, affiliates and counterparties, and to help ensure they do not receive disruption to services that could result in reputational, legal and regulatory consequences. Increased pressure has been seen on our business operations and customer support centres as our people, processes and systems have responded to meet the current economic environment.
The group's strategy includes simplification of our technology estate to reduce complexity and costs; this includes consolidation of our core banking systems onto a single strategic platform. This platform will leverage existing and known technology, and will be simpler and easier to maintain. However, as with any strategic transformation programme risks associated with implementation must be managed continuously.
Mitigating actions
–We continue to invest in transforming how software solutions are developed, delivered and maintained to improve system resilience.
–We continue to upgrade many of our IT systems, simplify our service provision and replace older IT infrastructure and applications.
–We manage implementation risks arising from the simplification of our technology estate continuously via oversight of these risks at all levels of the programme and reporting up to our Risk Committee.
Execution risk
In order to deliver our Strategic objectives and meet mandatory regulatory requirements, it is important for the group to maintain a strong focus on change execution risk. Change execution risk remains elevated driven by the current scale, complexity and pace of the group's strategic and regulatory change initiatives. This requires robust management of significant resource and time sensitive programmes that are expected to be executed in 2024.
Mitigating actions
–Change execution risk is part of our risk taxonomy and control library so that it is defined, assessed, managed, reported and overseen in the same as our other material risks.
–Our change framework provides colleagues across all levels of the group who deliver on strategic and organisational initiatives with a common and consistent understanding of their role in achieving value and outcomes.
–The group's Change Oversight Governance function oversees the prioritisation, strategic alignment and management of change execution risk for our Change portfolios and initiatives.
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
We continued to prioritise the redevelopment of internal ratings-based (‘IRB’), internal model approach (‘IMA’) and internal model methods (‘IMM’) models, as part of the IRB repair and Basel III programmes with a key focus on enhancing the quality of data used as model inputs. A new suite of IRB models for local corporates used in France is undergoing regulatory approval from the Prudential Regulation Authority (‘PRA’) and European Central Bank (‘ECB’). A comprehensive development and application plan of key regulatory capital models has been submitted to both regulators and has been designed to help ensure that HSBC meets both the PRA and ECB increased expectations on model risk management. Climate risk

HSBC Bank plc	36

Risk review

modelling is a key focus as our commitment to ESG has become a critical part of the group’s strategy.
Model risk remains a key area of focus given the regulatory scrutiny in this area, with local regulatory exams taking place across the group and revised principles on model risk published by the PRA (SS1/23) and expected to come into force in 2024 and further developments in policy expected from other regulators.
Mitigating actions
–We have continued to embed the enhanced monitoring, review and challenge of IRB and expected credit loss model performance through our Model Risk Management function. The Model Risk Management team aims to provide strong and effective review and challenge of any future redevelopment of these models.
–Model Risk Management works closely with our lines of business to ensure that our models meet regulatory requirements as well as risk management, pricing, liquidity and capital management needs. Internal Audit provides assurance over the risk management framework for models.
–Additional assurance work is performed by the model risk governance teams, which act as second lines of defence. The teams test whether controls implemented by model users comply with model risk policy and if model risk standards are adequate.
–Models using AI or generative AI techniques are validated and monitored to help ensure that risks that are determined by the algorithms have adequate oversight and review. A framework to manage the range of risks that are generated by these advanced techniques, and to recognise the multidisciplinary nature of these risks, is being developed.
Data risk
We use multiple systems and growing quantities of data to support our customers. Risk arises if data is incorrect, unavailable, misused, or unprotected. We need to meet external regulatory obligations and laws that cover data, such as the Basel Committee on Banking Supervision’s 239 guidelines and the General Data Protection Regulation (‘GDPR’).
Mitigating actions
–Through our global data management framework, we monitor the quality, availability and security of data that supports our customers and internal processes. We work towards resolving any identified data issues in a timely manner.
–We have made improvements to our data policies. We are implementing an updated control framework to help enhance the end-to-end management of data risk.
–We aim to protect customer data through our data privacy framework, which establishes practices, design principles and guidelines that enable us to demonstrate compliance with data privacy laws and regulations.
–We seek to continue to modernise our data and analytics infrastructure through investments in Cloud technology, data visualisation, machine learning and artificial intelligence.
–We educate our employees on data risk and data management. We deliver regular mandatory training on how to protect and manage data appropriately.
Third Party risk
We use third parties to provide a range of goods and services. It is critical that we ensure that we have appropriate risk management policies, processes and practices over the selection, governance and oversight of third parties and their supply chain, particularly for key activities that could affect our operational resilience.
Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Mitigating actions
–We continuously seek to improve our control framework for the use of third-party providers to seek to ensure risks associated with these arrangements are understood and managed effectively by our businesses and functions across the group.
–We continue to enhance the management of our intra-group arrangements and external third-party arrangements.
–We are implementing the changes required by new regulations as set by our regulators.
Risk factors
Risks relating to the group
A description of the risk factors relating to the group that may affect the ability of the company to fulfil its obligations to investors in relation to any of its securities is set out below.
Macroeconomic and geopolitical risk
Current economic and market conditions may adversely affect the group’s results
The group’s earnings are affected by global and local economic and market conditions. Uncertain economic conditions and volatile markets can create a challenging operating environment for financial institutions such as the group.
In particular, we have faced and may continue to face the following challenges to our operations and operating model:
–Economic uncertainty: Current economic forecasts suggest growth remains low in 2024 before a moderate recovery in 2025. Consumer and business confidence remains low and major economies continue to face the risk of a more severe downturn, or recession. Interest rates are forecast to fall throughout 2024 but forecasts still assume that they remain materially higher than in recent years. Economic weaknesses and higher interest rates could (among other things) cause asset prices and payment patterns to be adversely affected, leading to greater than expected increases in delinquencies, default rates and expected credit losses and other credit impairment charges (‘ECL’).
–Geopolitical risks: Geopolitical risks remain elevated. Economic forecasts are assumed to reflect the impact from the Russia-Ukraine and Israel-Hamas wars, but there is significant uncertainty around the duration and possible escalation of these wars. Additionally, recent attacks on shipping in the Red Sea and the resulting countermeasures taken have begun to disrupt supply chains. The escalation or a broadening of the Russia-Ukraine war, or the Israel-Hamas war could aggravate supply chain disruptions and drive inflation higher and may pose challenges for our customers and our business (see ‘The macroeconomic and market impact of major geopolitical developments may affect the group’s financial condition and results’ for further discussion);
–Credit demand: The demand for borrowing from creditworthy customers may diminish during periods of recession or where economic activity slows or remains subdued;
–Market conditions: Our ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption; and
–Other economic factors: High inflation, higher interest rates and the impact of geopolitical risks have significantly changed the operating environment for many companies and sectors. While impairment estimates attempt to capture the effects of these in the aggregate, credit losses on specific exposures, with specific idiosyncratic features may not be fully captured in ECL estimates.
The occurrence of any of these events or circumstances could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
The macroeconomic and market impact of major geopolitical developments may affect the group’s financial condition and results
Significant geopolitical developments, such as the Russia-Ukraine and the Israel-Hamas wars, continue to affect the global economy and have the potential to further influence the global macroeconomic outlook.

37	HSBC Bank plc

Global commodity markets were impacted by heightened geopolitical risks in 2023, including the Russia-Ukraine and Israel-Hamas wars, which sustained concerns about supply chain disruptions.
A fall in global energy and food prices from the highs of 2022 facilitated a process of disinflation across key economies during 2023. Following the reduction in global inflation rates, central banks in most developed markets are expected to have concluded monetary policy tightening in the second half of 2023.
Disinflationary trends are now visible across most major economies. Markets expect a reduction in monetary policy rates over the next year if conditions in labour markets ease further and inflation returns closer to central banks’ target rates. However, the possibility of further supply shocks led by geopolitical risks could cause an increase in prices of commodities and manufactured goods and lead to inflation effects on wages. Higher inflation could prompt central banks to raise interest rates further.
The effects of higher inflation and interest rates in the UK and in many countries in Europe may also have material impacts on capital and liquidity. In particular, the pressure of sustained higher inflation and higher interest rates may affect the credit rating of our customers and their ability to repay debt. In turn, this could negatively impact the group's risk-weighted assets ('RWAs') and capital position, increase ECL and lead to potential liquidity stress due to, among other factors, increased customer drawdowns. There could be further adverse impacts on the group’s income due to lower lending volumes and lower wealth and insurance revenue, due to market volatility.
Our Central scenario, which has the highest probability weighting in our IFRS 9 ‘Financial Instruments’ (‘IFRS 9’) calculations of ECL, assumes that GDP growth in many of our main markets will be low in 2024, followed by a moderate recovery in 2025. It is anticipated that inflation will converge towards central banks’ target rates in early 2025. Similarly, interest rates are expected to decline but forecast to remain materially higher than in recent years. However, forecasts remain uncertain, and changing economic conditions and the materialisation of key risks could reduce the accuracy of the Central scenario forecast. In particular, forecasts in recent years have been sensitive to commodity price changes, changing supply chain conditions, monetary policy adjustments and inflation expectations. Uncertainty remains with respect to the relationship between economic factors and historical loss experience, which has required adjustments to modelled ECLs in cases where we determined that the model was unable to capture the material underlying risks.
There could also be adverse impacts on other assets, goodwill and other intangible assets.
Fiscal deficits are expected to remain large in both developed and emerging markets as public spending on items including social welfare, defence and climate transition initiatives is expected to remain high. In many countries, the fiscal response to the Covid-19 pandemic has also left a very high public debt burden. Against a backdrop of slower economic growth and high interest rates, a rise in borrowing costs could increase the financial strains on highly indebted sovereigns.
While the average maturity of sovereign debt in developed markets has lengthened, higher borrowing costs than in recent years could reduce the affordability of debt and may in some countries eventually bring its sustainability into question. Among emerging markets and some developed markets, those that need to refinance maturing US dollar-denominated debt, in the context of a historically strong US dollar, may face increasing difficulties. Where the group has exposures to such sovereigns and/or related parties, it could incur losses.
Political changes may also have implications for policy. Many countries are expected to hold elections in 2024. This may result in continuity in some markets, but significant political and policy change in others. Political change could bring uncertainty to the political and legal frameworks in markets where the group operates.
Our financial models have been impacted by the effects of higher inflation and significant increases in interest rates in many countries. These include retail and wholesale credit models such as IFRS loss models, as well as capital models, traded risk models and models used in the asset/liability management process. This continues to require enhanced monitoring of model outputs and the use of model overlays, including management judgmental adjustments based on the expert judgement of senior credit risk managers and the recalibration of key loss models to take into account the impacts of higher rates on critical model inputs. See ‘The group could incur losses or be required to hold additional capital as a result of model limitations or failure.’
The Russia-Ukraine war has continued to elevate geopolitical instability which could have continued ramifications for the group and its customers. See also ‘The group is subject to political, social and other risks in the countries in which it operates’. HSBC continues to monitor and respond to financial sanctions and trade restrictions that have been adopted in response. These sanctions and trade restrictions are complex, novel and evolving. In particular, the US, the UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia. Such sanctions and restrictions target certain Russian government officials, politically exposed persons, business people, Russian oil imports, energy products, financial institutions and other major Russian companies and sanctions evasion networks. These countries have also enacted more generally applicable investment, export, and import bans and restrictions. In December 2023, the US established a new secondary sanctions regime, providing itself broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services involving Russia’s military-industrial base. This creates challenges associated with the detection or prevention of third-party activities beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for HSBC, including the restriction or termination of the non-US HSBC entity’s ability to access the US financial system and the freezing of the entity’s assets that are subject to US jurisdiction. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets. These sanctions, restrictions and Russian countermeasures may adversely affect the group, its customers and the markets in which the group operates by creating regulatory, reputational and market risks.
Following a strategic review, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). While we remain committed to the sale of our business in Russia, the outcome of the sale became less certain and remains subject to regulatory approval.

Significant uncertainties remain in assessing the duration and impact of the Russia-Ukraine and Israel-Hamas wars. There is a risk that the resulting impact on economic activity may last for a prolonged period and this could have a material adverse effect on the group's business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings.
The group is subject to political, social and other risks in the countries in which it operates
We operate through an international network of subsidiaries and affiliates across countries and territories. Our operations are subject to potentially unfavourable political, social, environmental and economic developments in such jurisdictions, which may include:
–coups, armed conflicts or acts of terrorism;
–political and/or social instability;
–geopolitical tensions;
–epidemics and pandemics (such as Covid-19);
–climate change, acts of God and natural disasters (such as floods and hurricanes); and
–infrastructure issues, such as transportation and power failures.
Each of the above could impact RWAs, and the financial losses caused by any of these risk events or developments could impair asset values and the creditworthiness of customers.

HSBC Bank plc	38

Risk review

These risk events or developments may also give rise to disruption to the group’s services and some may result in physical damage to our operations and/or risks to the safety of our personnel and customers.
Geopolitical tensions could have significant ramifications for the group and its customers. In particular:
–Uncertainty about the scope, duration and potential for further escalation of the Israel-Hamas war presents global economic and political implications. For further details, see ‘Current economic and market conditions may adversely affect the group’s results’ and ‘The macroeconomic and market impact of major geopolitical developments may affect the group’s financial condition and results’);
–The Russia-Ukraine war along with related financial sanctions, trade restrictions and Russian countermeasures, have had global economic and political implications. For further details, see ‘Current economic and market conditions may adversely affect the group’s results’ and ‘The macroeconomic and market impact of major geopolitical developments may affect the group’s financial condition and results’;
–Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance regimes, presenting long-term strategic challenges for multinational businesses;
–Diplomatic tensions between China and the US, which may extend to and involve the UK, the EU, India and other countries, and developments in Hong Kong, Taiwan and the surrounding maritime region, may affect the group and the HSBC Group, creating regulatory, reputational and market risks;
–To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and the countries’ respective approaches to strategic competition with China continue to develop;
–Although sanctions and trade restrictions are difficult to predict, increases in diplomatic tensions between China and the US and other countries could result in further sanctions and trade restrictions that could negatively impact the group, its customers and the markets in which the group operates; and
–Further sanctions and counter-sanctions may adversely affect the group, its customers and the markets in which the group operates by creating regulatory, reputational and market risks.
As the geopolitical landscape evolves, compliance by multinational corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional compliance, reputational and political risks for the group.
While it is the group's policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions, and potential ambiguities in the group’s compliance obligations, will continue to present challenges and risks for the group and could have a material adverse impact on the group‘s business, financial condition, results of operations, prospects, strategy and reputation, as well as on the group’s customers.
The group is likely to be affected by global geopolitical trends, including the risk of government intervention
While economic globalisation appears to remain deeply embedded in the international system, it is increasingly challenged by nationalism and protectionism. Consequently, international institutions may be less capable of adapting to this trend. In Europe, for example, there remains an uncertain economic and political outlook, particularly in light of the Russia-Ukraine war and the UK’s exit from the EU and the complexity of its future trading relationship with the EU (see ‘The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results’). A dispersion of global economic power from the US and the EU towards China and emerging markets appears to be occurring, providing a backdrop for greater US-China competition. Being part of the wider HSBC Group, the group may be adversely affected by increased geopolitical tensions across the different jurisdictions in which the HSBC Group operates.
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
We currently expect that the following are the most likely ways in which climate and broader ESG risk may materialise for the group:
–credit risk for our wholesale customers may increase if climate and broader ESG-related regulatory, legislative or technological developments impact customers' business models or if extreme weather events disrupt customers’ operations, resulting in financial difficulty for customers and/or stranded assets. Our customers may find that their business models fail to align to a net zero economy or face disruption to their operations or deterioration to their assets as a result of extreme weather;
–trading losses if climate change results in changes to macroeconomic and financial variables which negatively impact our trading book exposures;
–residential real estate may be affected by changes to the climate, the increase in the frequency and severity of extreme weather events and chronic shifts in weather patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments;
–HSBC Bank plc and HSBC Group may see an increase in operational risk if extreme weather events impact its critical operations and premises;
–regulatory compliance risk may increase due to increasing pace, breadth and depth of climate and broader ESG-related regulatory expectations, including on the management of climate risk and variations in climate-related reporting standards, requiring implementation in short timeframes across multiple jurisdictions;
–conduct risks could develop in association with the increasing demand for ‘green’ products where there are differing and developing standards or taxonomies; and

39	HSBC Bank plc

–reputational risks may arise from how we decide to support our customers in high-emitting sectors in their transition to net zero, and if the HSBC Group makes insufficient progress in achieving its ESG ambitions, targets and commitments.
We also face increased reputational, legal and regulatory risks as we make progress towards the HSBC Group’s net zero ambitions and other ESG-related ambitions, targets and commitments, with stakeholders likely to place greater focus on the HSBC Group’s actions, such as the development of climate and broader ESG-related policies, its disclosures and financing and investment decisions relating to its net zero ambition and other ESG-related ambitions, targets and commitments. We will face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading or unsubstantiated claims regarding sustainability to our stakeholders.
Climate risk may also have an impact on model risk, as the uncertain and evolving impacts of climate change as well as data and methodology limitations present challenges to creating reliable and accurate model outputs.
We may be exposed to climate and broader ESG-related litigation and regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and broader ESG risks, or indirectly if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of client assets.
Requirements, policy objectives, expectations or views may vary by jurisdiction and stakeholder in relation to ESG related matters. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation in the many regions in which we operate, including initiatives to apply and enforce policy and regulation with extraterritorial effect.
In addition, there is increasing evidence that nature-related risks beyond climate change which include risks that can be represented more broadly by impact and dependency on nature – can and will have significant economic impact. These risks arise when the provision of ecosystem services, such as water availability, air quality, and soil quality is compromised by overpopulation, urban development, natural habitat and ecosystem loss, ecosystem degradation arising from economic activity and other environmental stresses beyond climate change. They can manifest themselves in a variety of ways, including through macroeconomic, market, credit, reputational, legal and regulatory risks, for both HSBC Bank plc as well as its clients and its customers.
In 2022, the HSBC Group identified human rights issues that are salient for HSBC, which are the human rights at risk of the most severe negative impact through our business activities and relationships. These issues include the right to decent work, including freedom from slavery and forced labour, and the right to equality and freedom from discrimination, amongst others. The HSBC Group’s analysis focused on the risk to people, while recognising that where this risk is at its highest, it often converges with material risk to the business, specifically, in HSBC's role as employer, buyer, investor, and provider of products and services to personal and business clients. Failure to manage this risk may negatively impact people and communities, which in turn may have reputational, legal, regulatory and financial consequences for HSBC Bank plc and the HSBC Group.
In respect of all ESG-related risks, the HSBC Group also needs to ensure that its strategy and business model, including the products and services it provides to customers and risk management processes (including processes to measure and manage the various financial and non-financial risks the HSBC Group faces as a result of ESG-related matters) adapt to meet regulatory requirements and stakeholder and market expectations, which continue to evolve significantly and at pace. Achieving the HSBC Group’s strategy with respect to ESG matters, including the HSBC Group’s ESG ambitions, commitments and targets that the HSBC Group may set, will depend on a number of different factors outside of HSBC Bank plc and the HSBC Group’s control, such as advancements in technologies and supportive public policies in the markets where we operate. If these external factors and other changes do not occur, or do not occur on a timely basis, the group may fail to assist the HSBC Group in achieving its ESG ambitions, commitments and targets.
In order to track and report on its progress against its ESG ambitions, targets and commitments, the HSBC Group relies on internal and, where appropriate and available, external data sources, guided by certain industry standards and its own ability to collect and process such data. While climate or broader ESG-related reporting has improved over time, data remains of limited quality and consistency exposing the HSBC Bank plc and the HSBC Group to the risk of using incomplete and inaccurate data and models which could result in sub-optimal decision making. Methodologies, data, scenarios and industry standards that we and the HBSC Group have used may develop over time in line with market practice, regulation and developments in science, where applicable. Any such developments in methodologies and scenarios, and changes in the availability, accuracy and verifiability of data over time and our and the HSBC Group's ability to collect and process such data, exposes us and the HSBC Group to financial reporting risk in relation to our climate-related and broader ESG disclosures and could result in revisions to our and the HSBC Group’s internal measurement frameworks as well as reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-on-year.
This could also result in the HSBC Group having to re-evaluate its progress towards its ESG ambitions, commitments and targets in the future and this could result in reputational, legal and regulatory risks.
If any of the above risks materialise, this could have financial and non-financial impacts for HSBC Bank plc and the HSBC Group which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s operating model and financial results
The EU and the UK agreed a Trade and Cooperation Agreement on 31 December 2020, following the UK’s withdrawal from the EU. The agreement mainly focused on goods and services but also covered a wide range of other areas, including competition, state aid, tax, fisheries, transport, data and security. A Memorandum of Understanding (‘MoU‘) was signed on 27 June 2023, setting out a framework for voluntary regulatory cooperation in financial services between the UK and the EU, including through the establishment of a Joint UK-EU Financial Regulatory Forum. This is expected to provide a platform on which both parties will be able to discuss financial services-related issues, including future equivalence determinations.
Negotiations between the UK and the EU over the operation of the Northern Ireland Protocol concluded in February 2023, and in January 2024, the UK Government published further details of how the Protocol would operate in practice in a document titled "Safeguarding the Union". These developments provide a greater degree of certainty over the regulatory arrangements governing the movement of goods between Great Britain, Northern Ireland and the EU which should facilitate trade flows and support the activity of commercial clients.
As the financial passporting arrangement that existed prior to, and during, the transition period expired, we put in place new arrangements for the provision of cross-border banking and investment services to customers and counterparties in the European Economic Area (EEA).
Notwithstanding the progress made in ensuring that we were prepared for the end of the transition period, there remain risks, many of them linked to the uncertain outcome of ongoing negotiations relating to potential developments in the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states.
The EU law making bodies are understood to have reached agreement on a new requirement (‘the EU branch requirement’) under which non-EU banks and significant investment firms would have to establish a branch in each EU member state in which they carry out ‘core banking activities’, defined as deposit taking, lending and guarantees and commitments. The EU branch requirement, which will be subject to certain exclusions and exemptions, is being

HSBC Bank plc	40

Risk review

introduced through revisions to the EU Capital Requirements Directive (‘CRDVI’). CRDVI is expected to be published in the EU Official Journal in 2024, and the compliance date for the EU branch requirement is currently expected to be 12 months after the date of the transposition into the law of the relevant member state, with such transposition expected by late 2025. However, grandfathering of existing contracts will be available.
The Financial Services and Markets Act (‘FSMA’) 2023 became law in June 2023 and provides for a number of changes to the regulatory architecture in the UK. It contains provisions that would allow for specified ‘on-shored’ EU legislation, also known as ‘retained EU law’ or ‘REUL’ (and known as “assimilated law” after 1 January 2024), to be revoked and replaced by legislation or rules made by HM Treasury or the regulators. FSMA 2023 allows for the eventual repeal of assimilated law related to financial services and enables the government and regulators to replace it in line with the FSMA model. Each piece of assimilated law related to financial services is now within a “transitional period,” lasting until its repeal is individually commenced by HM Treasury in a phased and sequenced manner. Furthermore, as of 1 January 2024, certain legal effects previously associated with REUL (now referred to as assimilated law) no longer apply, including the supremacy of REUL over other types of conflicting domestic UK law, general principles of EU law (which informed REUL’s interpretation and application) and directly effective EU rights.
Uncertainty remains as to the extent to which EU and UK laws will diverge in the future, as a result of the future repeal of assimilated law under FSMA 2023 or further development of the EU’s own regulatory regime. Any changes to the current rules in this respect, the EU branch requirement and any further divergences in the legal regimes could require modifications to our UK and EU operating models, with resulting impacts to our clients and employees. The precise impacts on our clients will depend on the nature of any developments and their individual circumstances and could include disruption to the provision of products and services, and this could in turn increase operational complexity and/or costs for the group.
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
The group operates in markets that are highly competitive
The group competes with other financial institutions in a highly competitive industry that continues to undergo significant change as a result of financial regulatory reform, as well as increased public scrutiny and a continued challenging macroeconomic environment.
We target internationally mobile clients who need sophisticated global financial solutions. We generally compete on the basis of the quality of our customer service, the wide variety of products and services that we can offer our customers, the ability of our products and services to satisfy our customers’ needs, the extensive distribution channels available for our customers, our innovation, and our reputation. Continued and increased competition in any one or all of these areas may negatively affect our market share and/or cause us to increase our capital investment in our businesses in order to remain competitive. Additionally, our products and services may not be accepted by our targeted clients.
In many markets, there is increased competitive pressure to provide products and services at current or lower prices.
Consequently, our ability to reposition or reprice our products and services from time to time may be limited and could be influenced significantly by the actions of our competitors who may or may not charge similar fees for their products and services. Any changes in the types of products and services that we offer our customers, and/
or the pricing for those products and services, could result in a loss of customers and market share.
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
The digitisation of financial services continues to have an impact on the payment services ecosystem, including new market entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as financial institutions. This presents ongoing challenges in terms of maintaining required levels of payment transparency, notably where financial institutions serve as intermediaries. Developments around digital assets and currencies have continued at pace, with an increasing regulatory and enforcement focus.
Any of these factors could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
Changes in foreign currency exchange rates may affect the group’s results
The group prepares its accounts in pound sterling. However, a substantial portion of the group’s assets, liabilities, assets under management, revenues and expenses are denominated in other currencies (primarily, euro and US dollars).
Changes in foreign exchange rates may have an effect on the group’s accounting standards, reported income, cash flows and shareholders’ equity. Unfavourable changes in foreign exchange rates could have a material adverse effect on the group’s business, financial condition, results of operations, capital position and prospects.
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
Market pricing can be volatile, and ongoing market movements could significantly affect the group in a number of key areas. For example, banking and trading activities are subject to interest rate risk, foreign exchange risk, inflation risk and credit spread risk. Changes in interest rate levels, interbank spreads over official rates and yield curves affect the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains. See ‘The macroeconomic and market impact of major geopolitical developments may affect the group’s financial condition and results’, regarding the impact of these on the interest rate environment.
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
The group’s insurance businesses are exposed to the risk that market fluctuations may cause mismatches to occur between product liabilities and the investment assets that back them. Market risks can affect our insurance products in a number of ways depending upon the product and the associated contract. For example, mismatches between assets and liability yields and maturities give rise to interest

41	HSBC Bank plc

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
Current accounts and savings deposits payable on demand or at short notice form a significant part of the group’s funding, and the group places considerable importance on maintaining their stability. For deposits, stability depends upon preserving investor confidence in the group’s capital strength and liquidity, and on comparable and transparent pricing.
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
The group may need to liquidate unencumbered assets to meet its liabilities. In a time of reduced liquidity, the group may be unable to sell some of its assets, or may be unable to maintain the run-down and sale of certain legacy portfolios, or the group may need to sell assets at reduced prices, which in any such case could materially adversely affect the group’s business, financial condition, results of operations, capital position and prospects.
Macro-prudential, regulatory and legal risks to the group’s business model
The group is subject to numerous new and existing legislative and regulatory requirements, and to the risk of failure to comply with applicable regulations
The group’s businesses are subject to ongoing regulation, policies, voluntary codes of practice and interpretations in the UK, the EU and the other markets in which the group operates. A number of regulatory changes affecting our business have effects beyond the country in which they are enacted.
In recent years, regulators and governments have focused on reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. The measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes and changes in compensation practices. With regard to conduct, there is a focus on customers and markets, payments and e-money, ESG, including governance, and operational resilience. This is all set against increased geopolitical tensions which may limit the development of consistent regulatory requirements, and the evolving regulatory response to the ‘banking turmoil’ in 2023.
Specific areas where regulatory change and increased supervisory expectations could have a material effect on our business, financial condition, results of operations, prospects, capital position, reputation and strategy include, but are not limited to, those listed below.
Prudential and related issues
–the implementation of the Basel Committee on Banking Supervision’s reforms to the prudential framework, known in the UK as Basel 3.1, which include changes to the RWA approaches to credit risk, market risk, operational risk, counterparty risk and credit valuation adjustments and the application of RWA floors;
–the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls;
–the possible impacts on some of our regulatory ratios, such as the CET1 ratio, LCR and NSFR as we implement recommended changes, arising from our comprehensive programme initiated to strengthen our processes, improve consistency (through data enhancement, transformation of the reporting systems and an uplift to the control environment over the report production process) and enhance controls across regulatory reports;
–any changes to the prudential framework following the bank failures in 2023, for example in relation to liquidity or interest rate risk in the banking book or rules concerning depositor protection (such as those related to the operation of the Financial Services Compensation Scheme in the UK);
–HM Treasury’s work on improving the operation of the UK’s ring-fencing regime, which includes proposals that may affect HSBC‘s operations;
–requirements flowing from arrangements for the resolution strategy of the group and its individual operating entities that may have different effects in different countries;
–the financial effects of climate risk and other ESG-related changes being incorporated within the global prudential framework, including physical risks from climate change and the transition risks resulting from a shift to a low carbon economy;
–the increasing regulatory expectations and requirements (for example, the EU's Digital Operational Resilience Act) relating to various aspects of operational resilience, including an increasing focus on the response of institutions to operational disruptions; and
–reviews of regulatory frameworks applicable to the wholesale financial markets, in particular the reforms and other changes to the securitisation requirements.
Non-prudential and related issues
–the increasing focus by regulators, international bodies and other policy makers, heightened by cost-of-living pressures, on how we conduct business, particularly around the delivery of fair outcomes for customers (for example, the UK Consumer Duty), promoting effective competition and ensuring the orderly and transparent operation of global financial markets;
–the supervisory and regulatory change focus globally on technology adoption and digital delivery, underpinned by customer protection, including the use of digital assets and currencies and wider financial technology risks, for example, the EU’s Markets in Crypto-Assets Regulation, which introduces a framework for regulating crypto-assets, will begin to apply in 2024, and the UK is introducing new regulations aimed at cryptocurrency related activities;

HSBC Bank plc	42

Risk review

–increasing regulatory expectations and requirements around the use of artificial intelligence (‘AI’) for example, the EU’s proposed AI law;
–continuing supervisory and regulatory change focus globally on payment services and related infrastructure, including 'Open Banking' and 'Open Finance' initiatives in the UK and the EU and changes concerning operational resilience and cybersecurity;
–ongoing expectations with respect to managing emerging financial crime risks, specifically as they relate to digital assets, an evolving payments infrastructure, national data privacy requirements, and fraud, and managing conflicting laws and approaches to legal and regulatory regimes and implementing increasingly complex and less predictable sanctions and trade restrictions;
–the demise of certain interbank offered rate ('Ibor') reference rates and the transition to new replacement rates (as discussed further under ‘The group may not manage risks associated with the replacement of benchmark rates and indices effectively’);
–the continued evolution of the UK’s regulatory framework following the UK’s withdrawal from the EU, including changes introduced through the FSMA 2023, the review of EU retained legislation, government proposals known in the UK as the 'Edinburgh Reforms/Smarter Regulatory Framework', and changes regarding the access of UK and other non-EU financial institutions to EU markets. For further details, see (‘The UK’s trading relationship with the EU, following the UK‘s withdrawal from the EU, may adversely affect the group’s operating model and financial results‘);
–the implementation of conduct and other measures as a result of regulators’ focus on organisational culture, employee behaviour, whistleblowing and diversity and inclusion;
–the structural separation of certain banking and other activities proposed or enacted in a number of jurisdictions, including legislation in France and Germany which provide for the ring-fencing of certain activities, including trading activities, and the prohibition of certain proprietary trading activities;
–requirements regarding remuneration arrangements and senior management accountability more generally within the group (for example, the requirements of the Senior Managers and Certification Regime in the UK and similar regimes elsewhere that are either in effect or under consideration/implementation);
–changes in national or supra-national requirements regarding the ability to outsource the provision of services and resources offshore or to transfer material risk to financial institutions located in other countries, which may impact our ability to implement globally consistent and efficient operating models;
–increasing regulatory expectations of firms in relation to ESG-related governance, risk management and disclosure frameworks (for example, the UK Sustainability Disclosure Requirements and the EU Corporate Sustainability Reporting Directive), particularly relating to climate change, transition plans, greenwashing and supply chain due diligence; and
–the regulatory focus on policies and controls related to the unauthorised use by employees of electronic communications on non-business platforms.
The group may not manage risks associated with the replacement of benchmark rates and indices effectively
Ibors have previously been used extensively to set interest rates on different types of financial transactions and for valuation purposes, risk measurement and performance benchmarking.
Key benchmark rates and indices, including Ibors such as the London interbank offered rate (‘Libor’), have been the subject of both national, and international regulatory scrutiny and reform for many years. This resulted in significant changes to the methodology and operation of certain benchmarks and indices, the adoption of replacement near risk free rates (‘RFRs’) and the proposed discontinuation of certain reference rates (including Libor). From the end of December 2021, the European Money Markets Institute (‘EMMI’) ceased publication of the Euro Overnight Index average (‘Eonia’) and, ICE Benchmark Administration Limited (‘IBA’) ceased publication of all sterling, Euro,
Swiss franc and Japanese yen settings, and the one-week and two-month US dollar Libor settings. RFRs have been adopted in their place. All remaining US dollar Libor settings ceased to be published on 30 June 2023. Following the demise of the one- and six-month sterling Libor settings on 31 March 2023, the only remaining synthetic rates available are the three-month sterling setting, which is expected to cease to be published at the end of March 2024, and the one-, three- and six-month US dollar Libor settings, which are expected to cease to be published on 30 September 2024.
The continued existence of a small number of legacy contracts in benchmark rates that have demised (so called ‘tough legacy contracts’), and contracts referencing other Ibors that are expected to demise at a later date, results in several risks for HSBC, its clients and the financial services industry more widely. These include but are not limited to:
–Regulatory compliance, legal and conduct risks, which arise from the transition of legacy contracts to RFRs or alternative rates and from the sales of products referencing RFRs, could lead to unintended or unfavourable outcomes for clients and market participants. These risks could be heightened if HSBC’s sales processes and procedures are not appropriately adapted or executed to detail the risks and complexity of the RFR market conventions;
–Legal risks are associated with legacy contracts that HSBC is unable to transition, including those contracts that rely on the use of legislative solutions, and/or ‘synthetic’ Libor. If HSBC is unable to transition legacy contracts, this could lead to reliance on fallback provisions which do not contemplate the permanent cessation of the relevant Ibor, and there is a risk that these fallback provisions will not work from a contractual, practical or financial perspective, potentially resulting in unintended outcomes for clients. While legislative solutions have in some circumstances assisted market participants and investors with transitioning legacy contracts and mitigating risks associated with ‘tough legacy’ contracts, there remains some uncertainty around the operation, application and enforceability of such solutions. For legacy contracts that utilise ‘synthetic’ Libor there is a risk that we are unable to transition such contracts to a new RFR or alternative rate before the relevant 'synthetic' Libor is discontinued. This could lead to reliance on the above-mentioned fallback provisions. Each of these issues could result in unintended or unfavourable outcomes for clients and market participants and this could potentially increase the risk of disputes;
–Resilience and operational risks, resulting from changes to manual and automated processes, made in support of new RFR methodologies, and the transition of large volumes of Ibor contracts may lead to operational issues. In particular, there is a risk that our systems, processes and controls have not been appropriately adapted to account for new RFR methodology changes or fallback provisions, which may lead to complaints and disputes; and
–Model risk resulting from changes to our models, to replace Ibor-related data, which could adversely affect the accuracy of model outputs.
If any of these risks materialises, this could have a material adverse effect on our business, financial condition, results of operations, prospects and customers.
The group is subject to the risk of current and future legal, regulatory or administrative actions and investigations, the outcomes of which are inherently difficult to predict
The group faces significant risks in its business relating to legal, regulatory or administrative actions and investigations. The amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons. These include a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and international standards in this area continue to significantly evolve and develop, increased media attention and higher expectations from

43	HSBC Bank plc

regulators and the public. In addition, criminal prosecutions of financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering, anti-bribery and anti-corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from regulators and the public.
Any such legal, regulatory or administrative action or investigation against HSBC Holdings, HSBC Bank plc, or one or more of our subsidiaries could result in, among other things, substantial fines, civil penalties, criminal penalties, cease and desist orders, forfeitures, the suspension or revocation of key licences, requirements to exit certain businesses, other disciplinary actions and/or withdrawal of funding from depositors and other stakeholders. Any threatened or actual litigation, regulatory proceeding, administrative action, investigation, or other adversarial proceeding against HSBC Holdings, HSBC Bank plc or one or more of its subsidiaries could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation. Additionally, the group’s financial statements reflect provisioning for legal proceedings, regulatory and customer remediation matters. Provisions for legal proceedings, regulatory and customer remediation matters, typically require a higher degree of judgement than other types of provisions, and the actual costs resulting from such proceedings and matters may exceed existing provisioning.
Additionally, as described in Note 33: 'Legal proceedings and regulatory matters' in the Financial Statements on page 175, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations, or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
The group may fail to meet the requirements of regulatory stress tests.
The group is subject to supervisory stress tests in many jurisdictions. These exercises are designed to assess the resilience of banks to potential adverse economic developments or operational failure to inform mitigation actions and ensure that they have robust, forward looking capital planning processes that account for the risks associated with their business profile. Assessment by supervisors is both on a quantitative and qualitative basis, the latter focusing on our data provision, stress testing capability and internal management processes and controls.
Failure to meet quantitative or qualitative requirements of regulatory stress tests, or the failure by supervisors to approve our stress test results and capital plans, could result in the group being required to enhance its capital position, and this could, in turn, have a material adverse effect on our business, financial returns, capital position, operational capabilities and reputation.
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
–Statutory intervention powers
The company is subject to the Banking Act, which gives wide powers in respect of UK financial institutions and their parent and other group companies to HM Treasury, the BoE, the PRA and/or the FCA (each a ‘relevant UK Resolution Authority’ (‘relevant UKRA’)) in circumstances where a UK bank has encountered or is likely to encounter financial difficulties. These powers include powers to: (a) transfer all or some of the securities issued by a UK bank or its parent, or all or some of the property, rights and liabilities of a UK bank or its parent (which would include certain of the company’s securities that may be subject to the exercise of powers under the Banking Act (the ‘Relevant Securities’), to a commercial purchaser or, in the case of securities, to HM Treasury or an HM Treasury nominee, or, in the case of property, rights or liabilities, to an entity owned by the BoE; (b) override any default provisions, contracts, or other agreements, including provisions that would otherwise allow a party to terminate a contract or accelerate the payment of an obligation; (c) commence certain insolvency procedures in relation to a UK bank; and (d) override, vary or impose contractual obligations, for reasonable consideration, between a UK bank or its parent and its group undertakings (including undertakings which have ceased to be members of the group), in order to enable any transferee or successor bank of the UK bank to operate effectively. The Banking Act also gives power to HM Treasury to make further amendments to the law for the purpose of enabling it to use the special resolution regime powers effectively, potentially with retrospective effect.
–Write-down and conversion of capital instruments and liabilities powers and/or bail-in powers
The powers granted to the relevant UKRA also include powers to vary or extinguish the claims of certain creditors. These powers include a ‘write-down and conversion of capital instruments and liabilities’ power and a ‘bail-in’ power.
The write-down and conversion of capital instruments and liabilities power may be used where the relevant UKRA has determined that the institution concerned has reached the point of non-viability, but that no bail-in of instruments other than capital instruments or (where the institution concerned is not a resolution entity) certain internal non-own funds liabilities (‘relevant internal liabilities’) is required (however the use of the write-down and conversion power does not preclude a subsequent use of the bail-in power) or where the conditions to resolution are met. Any write-down or conversion effected using this power must be carried out in a specific order such that common equity must be written off, cancelled or appropriated from the existing shareholders in full before additional tier 1 instruments are affected, and additional tier 1 instruments must be written off or converted in full before tier 2 instruments are affected and (in the case of a non-resolution entity, such as the company) tier 2 instruments must be written off or converted in full before relevant internal liabilities are affected. Where the write-down and conversion of capital instruments and liabilities power is used, the write-down is permanent and investors receive no compensation (save that CET1 instruments may be required to be issued to holders of written-down instruments). The write-down and conversion of capital instruments and liabilities power is not subject to the ‘no creditor worse off’ safeguard (unlike the bail-in power described below).
The bail-in power gives the relevant UKRA the power to cancel all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution or its holding company, to convert certain debt claims (which could be amounts payable under the company’s Relevant Securities) into another security, including ordinary shares of the surviving entity or its holding company, if any and/or to amend or alter the terms of such claims, including the maturity of the company’s Relevant Securities or amendment of the amount of interest payable on the company’s Relevant Securities, or the date on which interest becomes payable, including by suspending payment for a temporary period. The Banking Act requires the

HSBC Bank plc	44

Risk review

relevant UKRA to apply the bail-in power in accordance with a specified preference order which differs from the ordinary insolvency order. In particular, the relevant UKRA must write-down or convert debts in the following order: (i) additional tier 1, (ii) tier 2, (iii) other subordinated claims and (iv) certain senior claims. As a result, the company’s subordinated securities which qualify as capital instruments may be fully or partially written down or converted even where other subordinated debt that does not qualify as capital is not affected. This could effectively subordinate such securities to the company’s other subordinated indebtedness that is not additional tier 1 or tier 2 capital in the event that the bail-in power is applied by the relevant UKRA. The claims of some creditors whose claims would rank equally with those of the holders of such securities may be excluded from bail-in. The more of such creditors there are, the greater will be the impact of bail-in on the holders of such securities. The bail-in power is subject to the ‘no creditor worse off’ safeguard, under which any shareholder or creditor which receives less favourable treatment following the exercise of the bail-in power than they would have had if the institution entered into insolvency may be entitled to compensation.
Moreover, pursuant to the exercise of the bail-in power, any securities that may be issued to holders upon conversion of any Relevant Securities may not meet the listing requirements of any securities exchange, and the company's outstanding listed securities may be delisted from the securities exchanges on which they are listed. Any securities that holders receive upon conversion of such Relevant Securities (whether debt or equity) may not be listed for at least an extended period of time, if at all, or may be on the verge of being delisted by the relevant exchange. Additionally, there may be limited, if any, disclosure with respect to the business, operations or financial statements of the issuer (which may be an entity other than the company) of any securities issued upon conversion of such Relevant Securities, or the disclosure with respect to any existing issuer may not be current to reflect changes in the business, operations or financial statements as a result of the exercise of the bail-in power.
Furthermore, holders of Relevant Securities may have only limited rights to challenge and/or seek a suspension of any decision of the relevant UKRA to exercise the bail-in power (or any of its other resolution powers) or to have that decision reviewed by a judicial or administrative process or otherwise.
Although the exercise of the bail-in power under the Banking Act is subject to certain pre-conditions, there remains uncertainty regarding the specific factors (including, but not limited to, factors outside the control of the group or not directly related to the group) which the relevant UKRA would consider in deciding whether to exercise such power with respect to the company and its Relevant Securities. Moreover, as the relevant UKRA may have considerable discretion in relation to how and when it may exercise such power, holders of the company’s Relevant Securities may not be able to refer to publicly available criteria in order to anticipate a potential exercise of such power and consequently its potential effect on the company and its Relevant Securities. In some circumstances, the relevant UKRA may decide to apply a deferred bail-in, where liabilities are not written down at the start of the resolution but are transferred to a depositary to hold during the bail-in period, with the terms of the write-down being determined at a later point in the bail-in period. Accordingly, it is not yet possible to assess the full impact of the exercise of the bail-in power pursuant to the Banking Act or otherwise on the company.
–Powers to direct restructuring of the group
As well as a write-down and conversion of capital instruments and liabilities power and a bail-in power, the powers of the relevant UKRA under the Banking Act include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a ‘bridge institution’ (an entity created for such purpose that is wholly or partially in public control); and (iii) separate assets by transferring impaired or problem assets to one or more publicly owned asset management vehicles to allow them to be managed with a view to maximising their value through eventual sale or orderly wind-down (this can be used together with another resolution tool only). In addition, the Banking Act gives the relevant UKRA power to amend the maturity date and/or any interest payment date of debt instruments or other eligible liabilities of the relevant financial institution, impose a temporary suspension of payments, discontinue the listing and admission to trading of debt instruments and/or transfer securities of the relevant financial institution to a third party appointed by the Bank of England.
The exercise by the relevant UKRA of any of the above powers under the Banking Act may limit the company’s capacity to meet its repayment obligations under its Relevant Securities and the exercise of any such powers (including especially the write-down and conversion of capital instruments power and the bail-in power) could lead to the holders of the company’s Relevant Securities losing some or all of their investment.
Moreover, trading behaviour in relation to the securities of the company, including market prices and volatility, may be affected by the use of, or any suggestion of the use of, these powers and accordingly, in such circumstances, the company’s Relevant Securities are not necessarily expected to follow the trading behaviour associated with other types of securities. There can be no assurance that the taking of any actions under the Banking Act by the relevant UKRA or the manner in which its powers under the Banking Act are exercised will not materially adversely affect the rights of holders of the company’s Relevant Securities, the market value of an investment in the company’s Relevant Securities and/or the company’s ability to satisfy its obligations under its Relevant Securities.
Although the Banking Act also makes provision for public financial support to be provided to an institution in resolution subject to certain conditions, it provides that the financial public support should only be used as a last resort after the relevant UKRA has assessed and exploited, to the maximum extent practicable, all the resolution tools, including the bail-in power. Accordingly, it is unlikely that investors in the Relevant Securities will benefit from such support even if it were provided.
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
In addition, potential changes to tax legislation, the approach taken by tax authorities in audits, and tax rates in the countries and territories in which we operate, in particular, those arising as a consequence of the OECD's Base Erosion and Profit Shifting project, could increase our effective tax rate in the future and have a material adverse effect on our business, financial condition, results of operations, prospects and capital position.
Risks related to the group’s operations
The group’s operations are highly dependent on the HSBC Group’s information technology systems
We operate in an extensive and complex technology landscape, which must remain resilient in order to support customers, the group and the markets in which we operate. Risks arise where technology is not understood, maintained, or developed appropriately.
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

45	HSBC Bank plc

group’s branches and main data processing centres, are important to the group’s operations.
Critical system failure, prolonged service unavailability or a material breach of data security, particularly of confidential customer data, could compromise the group’s ability to serve its customers. This could breach regulations and could cause long-term damage to the group’s business and brand that could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
The group remains susceptible to a wide range of cyber risks that impact and/or are facilitated by technology
The threat of cyber-attacks remains a concern for the group, as it does across the entire financial sector. As cyber-attacks continue to evolve, failure to protect our operations may result in disruption for customers, manipulation of data or financial loss. This could adversely impact both us and our customers.
Adversaries attempt to achieve their objectives by compromising the group and related third-party systems. They use techniques that include malware (such as ransomware), exploitation of both known and unpublished (zero-day) vulnerabilities in software, phishing emails, distributed denial of service, as well as potentially physical compromise of premises, or coercion of staff. Our customers may also be subject to these constantly evolving cyber-attack techniques. The group, like other financial institutions, experiences numerous attempts to compromise its cyber security. We expect to continue to be the target of such attacks in the future.
Cyber security risks will continue to increase, due to continued increase of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; and an increased use of hybrid working models by the group’s employees, contractors, third-party service providers and their sub-contractors.
To date, we have not been materially affected by cybersecurity threats. However, our business strategy, results of operations and financial condition could be materially affected by cybersecurity risks and any future material incidents.
A failure to adhere to the group’s cyber security policies, procedures or controls, employee wrongdoing, or human, governance or technological error could also compromise the group’s ability to defend against cyber-attacks. Should any of these cybersecurity risks materialise, they could have a material adverse effect on our customers, business, financial condition, results of operations, prospects and reputation.
The group could incur losses or be required to hold additional capital as a result of model limitations or failure
The group uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS 9 basis, financial crime and fraud risk management and financial reporting.
The group could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood, or the use of modelled information for purposes which it was not designed for, or by limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’ use of models are considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to negative feedback from regulators, the group could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to the group’s approach to model risk management, which poses execution challenges. The adoption of more sophisticated modelling approaches including artificial intelligence related risks and technology by both the group and the financial services industry could also lead to increased model risk. HSBC’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate-related risks. Challenges such as uncertainty of the long-dated impacts of climate change and lack of robust and high quality climate related data present challenges to creating reliable and accurate model outputs for these models.
Model risk remains a key area of focus given the regulatory scrutiny in this area with local regulatory examinations taking place in many jurisdictions and revised principles on model risk published by the PRA which come into force in 2024, and further developments in policy expected from other regulators.
Risks arising from the use of models could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation.
The group’s operations use third-party suppliers and service providers
The group relies on third-party suppliers and service providers to supply goods and services. The use of third-party suppliers and service providers by financial institutions is of particular focus to global regulators. This includes how outsourcing decisions are made, how key relationships are managed and our understanding of third-party dependencies and their impact on service provision.
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
Expanding data privacy, national security and cyber security laws in a number of markets could pose potential challenges to intra-group data sharing. These developments could increase financial institutions’ compliance obligations in respect of cross-border transfers of personal information, which may affect our ability to manage financial crime risks across markets.
In addition, failure to comply with data privacy laws and other legislation in the jurisdictions in which we operate may result in regulatory sanctions. Any of these failures could have a material adverse effect on our business, financial condition, results of operations, prospects, and reputation.
Third parties may use the group as a conduit for illegal activities without the group’s knowledge
The group is required to comply with applicable financial crime laws and regulations, and have adopted various policies, procedures and controls aimed at preventing the exploitation of HSBC's products and services for criminal activity. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing. There are instances, as permitted by regulation, where the group may rely upon counterparties to undertake certain financial crime risk management activities on our behalf. While permitted by regulation, such reliance or other controls may not prevent third parties from using the group (and the group’s relevant counterparties) as a conduit for financial crime, without the group’s knowledge (and that of those counterparties).
Becoming a party to, associated with, or even accused of being associated with, financial crime could damage our reputation and could make us subject to fines, sanctions and/or legal enforcement. Any one of these outcomes could have a material adverse effect on

HSBC Bank plc	46

Risk review

our business, financial condition, results of operations, prospects and reputation.
The group is subject to the risk of financial crime
The group is exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity (see also ‘Third parties may use the group as a conduit for illegal activities without the group’s knowledge’) and, as such, the group faces increasing regulatory expectations. In 2023, financial crime risk was exacerbated by increasingly complex geopolitical challenges, the macroeconomic outlook, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud, scams and other criminal activities. The group’s ability to manage financial crime risk is dependent on the use and effectiveness of our financial crime risk assessments, systems and controls. Weak or ineffective financial crime processes and controls may risk the group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage.
The group may suffer losses due to employee misconduct
The group’s businesses are exposed to risk from potential non-compliance with the HSBC Group’s policies, including the HSBC Values, and related behaviours and employee misconduct such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm.
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
The delivery of the group’s strategic actions is subject to execution risk and the group may not achieve all of the expected benefits for strategic initiatives
Effective management of transformation projects is required to effectively deliver the group's strategic priorities, involving delivering both on externally driven programmes and key business initiatives to deliver growth, operational resilience and efficiency outcomes. The scale, complexity and, at times, concurrent demands of the projects required to meet these can result in heightened execution risk.
As the final step to implement the Intermediate Parent Undertaking (‘IPU’) structure, in line with European Union (‘EU’) Capital Requirements Directive V (‘CRD V’), HSBC Continental Europe acquired HSBC Private Bank (Luxembourg) SA from HSBC Private Bank (Suisse) SA in November 2023. People engagement and morale after several years of transformation is also an area of focus for regional and country management.
Oversight from regulators has increased and is likely to intensify. The focus of both the PRA and the FCA on legal entity governance within the group is increasing and the level of interaction with the ECB has significantly increased. Continued focus on managing the relationships with regulators, meeting their timelines and managing their expectations is essential, including implementation of the ECB’s guidelines on climate related risk.
The group’s strategy has been impacted by the global economic, geopolitical, legal and regulatory environment. The group has taken into consideration global trends such as technology, customer needs and competition. The development and implementation of our strategy requires difficult, subjective and complex judgements, including forecasts of economic conditions in various countries within the group. The group may fail to correctly identify the relevant factors in making decisions as to capital deployment and cost reduction. We may also encounter unpredictable changes in the external environment that are unfavourable to our strategy, such as the Russia-Ukraine war.
Our ability to execute strategic change may be limited by our operational capacity, effectiveness of our change management controls, challenges in integrating any newly acquired businesses into the group’s business and instituting and maintaining appropriate transitional arrangements and the potential for unforeseen changes in the market and/or regulatory environment in which we operate. The European economic outlook continues to remain uncertain due to the likelihood of relatively modest economic growth in the near to medium term, heightened inflation, changes in legislation and geopolitical tensions. Therefore, there remains a risk that, in the absence of an improvement in economic conditions, our cost and investment actions may not be sufficient to achieve the expected benefits.
The failure to successfully deliver or achieve the expected benefits of the group’s key strategic initiatives could have a material adverse effect on our customers, business, financial condition, results of operations, prospects, operational resilience and reputation.
The group’s risk management measures may not be successful
The management of risk is an integral part of all the group’s activities. Risk constitutes the group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty, including wholesale and retail credit risk, market risk, non- traded market risk, operational risk, insurance risk, concentration risk, capital risk, liquidity and funding risk, litigation risk, conduct risk, reputational risk, strategic risk, pension risk and regulatory risk.
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
Risks related to the group’s business
The group’s business has inherent reputational risk
Reputational risk is the risk of failing to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by the group or a member of the HSBC Group, the group’s employees or those with whom the group is associated. Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputational risk. Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and individuals. In addition, the group’s business faces increasing scrutiny in respect of ESG-related matters. If the group fails to act responsibly, or to contribute to the achievement of the HSBC Group’s announced targets, commitments, goals or ambitions, in a number of areas, such as diversity and inclusion, climate, sustainability, workplace conduct, human rights, and support for local communities, the group’s reputation and the value of its brand may be negatively affected.
Social media and other broadcasting channels that facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the distribution and effect of damaging information and allegations. Reputational risk could also arise from negative public opinion about the actual, or perceived, manner in which the group conducts its business activities, or its financial performance, as well as actual or perceived practices in banking and the financial services industry generally. Negative public opinion may adversely affect the group’s ability to retain and attract customers, in particular, corporate depositors, and to retain and motivate staff, and could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.

47	HSBC Bank plc

Non-financial risks are inherent in the group’s business
The group is exposed to many types of non-financial risks that are inherent in its operations. Non-financial risk can be defined as the risk to the group of achieving its strategy or objectives as a result of inadequate or failed internal processes, people and systems, or from external events. It includes: breakdowns in processes or procedures, breaches of regulations or law, financial crime, financial reporting and tax errors, external events and systems failure or non-availability. These risks are also present when the group relies on outside suppliers or vendors to provide services to the group and its customers.
These non-financial risks may result in financial losses to the group and/or its customers, an adverse customer experience, reputational damage and potential litigation, regulatory proceedings, administrative action or other adversarial proceedings in any jurisdiction in which the group operates, depending on the circumstances of the event.
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
The group’s continued success and implementation of our growth strategy depends in part on the retention of key members of its management team and wider employee base, the availability of skilled management in each of its business units, and the ability to continue to attract, train, motivate and retain highly qualified professionals, each of which may depend on factors beyond the group’s control, including economic, market and regulatory conditions. In addition, the HSBC Group announced goals in relation to increasing the representation of women and Black heritage employees in senior leadership roles by 2025. If the HSBC Group fails to achieve these goals, the group’s ability to attract and retain qualified professionals may be negatively affected.
When we acquire or dispose of a group operation, we need to ensure that we comply with any employment requirements, provide support to affected employees, and integrate new employees into HSBC’s Values, culture and ways of working.
If any of the group’s business units fails to staff its operations appropriately or loses one or more of their key senior executives and fails to successfully replace them in a satisfactory and timely manner, or fails to implement successfully the organisational changes required to support the group’s strategy, our business, financial condition, results of operations, reputation and prospects, including control and operational risks, could be materially adversely affected.
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
The group also has credit exposure arising from mitigants, such as credit default swaps, and other credit derivatives, each of which is carried at fair value. The risk of default by counterparties to credit default swaps and other credit derivatives used as mitigants affects the fair value of these instruments depending on the valuation and the perceived credit risk of the underlying instrument against which protection has been purchased. Any such adjustments or fair value changes could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, capital position and reputation.
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
Any reductions in the current ratings or the outlook could increase the cost of the group’s funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect the group’s interest margins and its liquidity position.
Risks concerning borrower credit quality are inherent in the group’s businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (for example, reinsurers and counterparties in derivative transactions) are inherent in a wide range of the group’s businesses. Adverse changes in the credit quality of the group’s borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including uncertainties caused by the Russia-Ukraine and the Israel-Hamas wars (see ‘'The macroeconomic and market impact of major geopolitical developments may affect the group’s financial condition and results’) could reduce the recoverability and value of the group’s assets, and require an increase in the group’s ECLs. Additionally, recent attacks on shipping in the Red Sea and the countermeasures taken to improve security, have increased volatility in the Middle East and have begun to disrupt supply chains (see ‘'The macroeconomic and market impact of major geopolitical developments may affect our financial condition and results’).

HSBC Bank plc	48

Risk review

The group estimates and recognises ECLs in its credit exposure. This process, which is critical to the group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the economic and geopolitical conditions, including the impact of sanctions, and sector specific risks might impair the ability of the group’s borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward-looking economic conditions (including GDP estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, the group may fail to estimate accurately the effect of factors that it identifies or fail to identify relevant factors. Further, the information the group uses to assess the creditworthiness of its counterparties may be inaccurate or incorrect. Any failure by the group to accurately estimate the ability of its counterparties to meet their obligations could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
The group’s insurance businesses are subject to risks relating to insurance claim rates and changes in insurance customer behaviour
The group provides various insurance products for customers, including several types of life insurance products. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity rates, lapse and surrender rates and, if the policy has a savings element, the performance of assets to support the liabilities. Adverse developments in any of these factors could materially adversely affect the group’s business, financial condition, results of operations, capital position, prospects and reputation.
The group may be required to make substantial contributions to its pension plans
The group operates a number of pension plans for its personnel, including defined benefit pension plans. Pension scheme obligations fluctuate with changes in long term interest rates, inflation, salary levels and the longevity of scheme members. They can also be affected by operational and legal risks. The level of contributions the group makes to its pension plans has a direct effect on its cash flow. To the extent plan assets are insufficient to cover existing liabilities, higher levels of contributions may be required.
As a result, deficits in those pension plans could have a material adverse effect on the group’s business, financial condition, results of operations, capital position, prospects and reputation.
Risks related to the group’s financial statements and accounts
The group’s financial statements are based in part on judgements, estimates and assumptions that are subject to uncertainty
The preparation of financial information requires management to make judgements and use estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, particularly those involving the use of complex models, actual results reported in future periods could differ from those on which management’s estimates are based. Estimates, judgements, assumptions and models are continually evaluated, and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the prevailing circumstances. The impacts of revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2023, these include ECL, valuation of financial instruments, deferred tax assets, provisions, post-employment benefit plans, impairment in investments in subsidiaries, and non-current assets held for sale, which are discussed in detail in ‘Critical estimates and judgements’ on page 124.

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
The assessment of interests in subsidiaries for impairment involves significant judgements in determining the value in use, in particular estimating the present values of cash flows expected to arise from continuing to hold the investment, based on a number of management assumptions. At 31 December 2023, we performed an impairment review of our main investments in subsidiaries and concluded that the group was not impaired based on our value in use calculation.
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
These estimates and judgements could have a material adverse effect on the future financial position of the group, results of operations, capital position, prospects and reputation. For further details, see ‘Critical estimates and judgements’ on page 124.
Changes in accounting standards may have a material impact on how the group reports its financial results and financial condition
We prepare our consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’) (‘IFRS Accounting Standards’), including interpretations (‘IFRICs’) issued by the IFRS Interpretations Committee.
From time to time, the IASB or the IFRS Interpretations Committee may issue new accounting standards or interpretations that could materially impact how we calculate, report and disclose our financial results and financial condition, and which may affect our capital ratios, including the CET1 ratio. For example, on 1 January 2023, the Group adopted the requirements of IFRS 17 ‘Insurance Contracts’ retrospectively with comparatives restated from the transition date, 1 January 2022. IFRS17 sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Upon transition to IFRS 17, the group's total equity reduced by £570m.
We could also be required to apply new or revised standards retrospectively, resulting in our restating prior period financial statements in material amounts. This could have a material adverse effect on our business, financial condition, results of operations and capital position.

49	HSBC Bank plc

Our material banking and insurance risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables.

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (see page 52)
The risk of financial loss if a customer or counterparty fails to meet an obligation under a contract.	Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and derivatives.
Credit risk is:
–measured as the amount that could be lost if a customer or counterparty fails to make repayments;
–monitored using various internal risk management measures and within limits approved by individuals within a framework of delegated authorities; and
–managed through a robust risk control framework that outlines clear and consistent policies, principles and guidance for risk managers; and by setting limits and appetite across geographical markets, portfolios or sectors.

Treasury risk (see page 82)
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
Treasury risk is:
–measured through appetites set as target and minimum ratios;
–monitored and projected against appetites and using stress and scenario testing; and
–managed through control of resources in conjunction with risk profiles and cashflows.

Market risk (see page 90)
The risk that movements in market factors such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices will reduce our income or the value of our portfolios.	Exposure to market risk is separated into two portfolios: –trading portfolios; and –non-trading portfolios. Market risk exposures arising from our insurance operations are discussed on page 97.
Market risk is:
–measured using sensitivities, value at risk (‘VaR’) and stress testing, giving a detailed picture of potential gains and losses for a range of market movements and scenarios, as well as tail risks over specified time horizons;
–monitored using VaR, stress testing and other measures, including the sensitivity of net interest income and the sensitivity of structural foreign exchange; and
–managed using risk limits approved by the group's RMM and the RMM in various global businesses.

Climate risk (see page 92)
Climate risk relates to the financial and non-financial impacts that may arise as a result of climate change and the move to a net zero economy.
Climate risk can materialise through:
–physical risk, which arises from the increased frequency and severity of weather events;
–transition risk, which arises from the process of moving to a low-carbon economy;
–net zero alignment risk may arise, impacting HSBC Bank plc, where the HSBC Group fails to meet its net zero commitments or to meet external expectations related to net zero, because of inadequate ambition and/or plans, poor execution, or inability to adapt to changes in external environment; and
–the risk of greenwashing, which arises from the act of knowingly or unknowingly making inaccurate, unclear, misleading or unsubstantiated claims regarding sustainability to stakeholders.

Climate risk is:
–measured using risk metrics and stress testing;
–monitored using risk appetite statements; and
–managed through adherence to risk appetite thresholds and through specific policies, enhancements to processes and the development of tools.

HSBC Bank plc	50

Risk review

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Resilience risk, including cybersecurity risk (see page 93)
Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates, and counterparties as a result of sustained and significant operational disruption.	Resilience risk arises from failures or inadequacies in processes, people, systems or external events. These may be driven by rapid technological innovation, changing behaviours of our consumers, cyber-threats and attacks, cross border dependencies, and third party relationships.
Resilience risk is:
–measured through a range of metrics with defined maximum acceptable impact tolerances, and against our agreed risk appetite;
–monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
–managed by continuous monitoring and thematic reviews.

Regulatory compliance risk (see page 94)
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct and breaching related financial services regulatory standards.

Regulatory compliance risk arises from the failure to observe the letter and spirit of relevant laws, codes, rules, regulations and standards of good practice. This could result in poor market or customer outcomes leading to fines, penalties and reputational damage to our business.

Regulatory compliance risk is:
–measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement and assessment of our regulatory compliance teams;
–monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions, and the results of internal and external audits and regulatory inspections; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or remediation work is undertaken where required.

Financial crime risk (see page 95)
Financial crime risk is the risk of knowingly or unknowingly helping parties to commit or to further potentially illegal activity through HSBC, including money laundering, fraud, bribery and corruption, tax evasion, sanctions breaches, and terrorist and proliferation financing.
Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Financial crime risk is:
–measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of, and assessment by, our regulatory compliance teams;
–monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions, and the results of internal and external audits and regulatory inspections; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or remediation work is undertaken where required.

Model risk (see page 96)
Model risk is the potential for adverse consequences from business decisions informed by models, which can be exacerbated by errors in methodology, design or the way they are used.	Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Model risk is:
–measured by reference to model performance tracking and the output of detailed technical reviews, with key metrics including model review statuses and findings;
–monitored against model risk appetite statements, insight from the independent review function, feedback from internal and external audits, and regulatory reviews; and
–managed by creating and communicating appropriate policies, procedures and guidance, training colleagues in their application, and supervising their adoption to ensure operational effectiveness.

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
Financial risk (see page 96)
For insurance entities, Financial risk includes the risk of not being able to effectively match liabilities arising under insurance contracts with appropriate investments and that the expected sharing of financial performance with policyholders under certain contracts is not possible.
Exposure to financial risks arises from:
–market risk affecting the fair values of financial assets or their future cash flows;
–credit risk; and
–liquidity risk of entities not being able to make payments to policyholders as they fall due.

Financial risk is:
–measured (i) for credit risk, in terms of economic capital and the amount that could be lost if a counterparty fails to make repayments; (ii) for market risk, in terms of economic capital, internal metrics and fluctuations in key financial variables; and (iii) for liquidity risk, in terms of internal metrics, including stressed operational cash flow projections;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a robust risk control framework that outlines clear and consistent policies, principles and guidance. This includes using product design and asset liability matching and bonus rates.

51	HSBC Bank plc

Description of risks – insurance manufacturing operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Insurance risk (see page 96)
The risk that, over time, the cost of the contract, including claims and benefits may exceed the total amount of premiums and investment income received.	The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, as well as lapse and surrender rates.
Insurance risk is:
–measured in terms of life insurance liabilities and economic capital allocated to insurance underwriting risk;
–monitored though a framework of approved limits and delegated authorities; and
–managed through a robust risk control framework that outlines clear and consistent policies, principles and guidance. This includes using product design, underwriting, reinsurance and claims-handling procedures.

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products, such as guarantees and derivatives.
Credit risk management
Key developments in 2023
There were no material changes to the policies and practices for the management of credit risk in 2023. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function. For our wholesale portfolios, we introduced new policies for the management of country risk and subordinated debt assessments. Implementation of these polices did not have a material impact on our wholesale portfolios.
We actively managed the risks related to macroeconomic uncertainties, including interest rates, inflation, fiscal and monetary policy, broader geopolitical uncertainties and conflicts.
For further details, see ‘Top and emerging risks’ on page 32.
Governance and structure
We have established HSBC Group-wide credit risk management and related IFRS 9 processes. We continue to assess the impact of economic developments in key markets on specific customers, customer segments or portfolios. As credit conditions change, we take mitigating actions, including the revision of risk appetites or limits and tenors, as appropriate. In addition, we continue to evaluate the terms under which we provide credit facilities within the context of individual customer requirements, the quality of the relationship, local regulatory requirements, market practices and our local market position.
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
The principal objectives of our credit risk management are:
–to maintain across HSBC a strong culture of responsible lending and a robust risk policy and control framework;
–to both partner and challenge global businesses in defining, implementing and continually re-evaluating our risk appetite under actual and scenario conditions; and
–to ensure there is independent, expert scrutiny of credit risks, their costs and their mitigation.
Key risk management process
IFRS 9 ‘Financial Instruments’ process
The IFRS 9 process comprises three main areas: modelling and data; implementation; and governance.
Modelling, data and forward economic guidance
The HSBC Group has established IFRS 9 modelling and data processes in various geographies, which are subject to internal model risk governance including independent review of significant model developments.
We have a centralised process for generating unbiased and independent global economic scenarios. Scenarios are subject to a process of review and challenge by a dedicated central team, and individually for each region. Each quarter, the scenarios and probability weights are reviewed and checked for consistency with the economic conjuncture and current economic and financial risks. These are subject to final review and approval by senior management in a Forward Economic Guidance Global Business Impairment Committee.
Implementation
A centralised impairment engine performs the expected credit losses calculation using data, which is subject to a number of validation checks and enhancements, from a variety of client, finance and risk systems. Where possible, these checks and processes are performed in a globally consistent and centralised manner.
Governance
Management review forums are established in order to review and approve the impairment results. Regional management review forums have representatives from Credit Risk and Finance. Required members of the forums are the heads of Wholesale Credit, Market Risk, and Wealth and Personal Banking Risk, as well as the global business Chief Financial Officers and the Chief Accounting Officer.
Concentration of exposure
(Audited)
Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. The group uses a number of controls and measures to minimise undue concentration of exposure in the group’s portfolios across industry, country and customer groups. These include portfolio and counterparty limits, approval and review controls, and stress testing.

Credit quality of financial instruments
(Audited)
Our risk rating system facilitates the internal ratings-based approach under the Basel framework adopted by the HSBC Group to support the calculation of our minimum credit regulatory capital requirement. The five credit quality classifications encompass a range of granular internal credit rating grades assigned to wholesale and retail customers, and the external ratings attributed by external agencies to debt securities.
For debt securities and certain other financial instruments, external ratings have been aligned to the five quality classifications based upon the mapping of related Customer Risk Rating (‘CRR’) to external credit rating.

HSBC Bank plc	52

Risk review

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
1    Customer risk rating (‘CRR’).
2    12-month point-in-time probability-weighted PD.

Quality classification definitions
–‘Strong’ exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default and/or low levels of expected loss.
–‘Good’ exposures require closer monitoring and demonstrate a good capacity to meet financial commitments, with low default risk.
–‘Satisfactory’ exposures require closer monitoring and demonstrate an average to fair capacity to meet financial commitments, with moderate default risk.
–‘Sub-standard’ exposures require varying degrees of special attention and default risk is of greater concern.
–‘Credit-impaired’ exposures have been assessed as described in Note 1.2(i) on the Financial Statements.

Forborne loans and advances
(Audited)
Forbearance measures consist of concessions towards an obligor that is experiencing or about to experience difficulties in meeting its financial commitments.
We continue to class loans as forborne when we modify the contractual payment terms due to having significant concerns about the borrowers’ ability to meet contractual payments when they were due. The group definition of forborne captures non-payment-related concessions, such as covenant waivers.
For details of our policy on forbearance, see Note 1.2(i) in the financial statements.
Credit quality of forborne loans
For wholesale lending, where payment related forbearance measures result in a diminished financial obligation, or if there are other indicators of impairment, the loan will be classified as credit impaired if it is not already so classified. All facilities with a customer, including loans that have not been modified, are considered credit impaired following the identification of a payment-related forborne loan. For retail lending, where a material payment-related concession has been granted, the loan will be classified as credit impaired.
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

Write-off of loans and advances
(Audited)
Under the IFRS 9, write-off should occur when there is no reasonable expectation of recovering further cash flows from the financial asset.
This principle does not prohibit early write-off, which is defined in local policies to ensure effectiveness in the management of customers in the collections process.
Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due. The standard period runs until the end of the month in which the account becomes 180 days contractually delinquent. However, in exceptional circumstances to avoid unfair customer outcomes, deliver customer duty or meet regulatory expectations, the period may be extended further.
For secured facilities, write-off should occur upon repossession of collateral, receipt of proceeds via settlement, or determination that recovery of the collateral will not be pursued.

53	HSBC Bank plc

Where these assets are maintained on the balance sheet beyond 60 months of consecutive delinquency-driven default, the prospect of recovery is reassessed.
Recovery activity, on both secured and unsecured assets, may continue after write-off.
Any unsecured exposures which are not written off at 180 days past due ('DPD'), and any secured exposures which are in ‘default’ status for 60 months or greater but are not written off, are subject to additional monitoring via the appropriate governance forums.

Credit risk in 2023
At 31 December 2023, gross loans and advances to customers and banks of £91bn increased by £0.1bn, compared with 31 December 2022. This included adverse foreign exchange movements of £1.5bn. Excluding foreign exchange movements, balance of personal loans and advances to customers increased by £7.4bn. This was mainly driven by an increase in France due to retention of a portfolio of home loans and other loans previously classified as assets held for sale, offset by decrease of £3.2bn in wholesale loans and advances to customers and decrease in loans and advances to banks by £2.6bn.
At 31 December 2023, the allowance for ECL excluding foreign exchange movements in relation to loans and advances to customers increased by £5m from 31 December 2022.
This was attributable to:
–a £51m decrease in wholesale loans and advances to customers, of which £6m was driven by stages 1 and 2, £51m by stage 3 offset by £6m increase in POCI.
–a £56m increase in personal loans and advances to customers, of which £14m was driven by stages 1 and 2 and £42m by stage 3. This is largely due to the inclusion of HBBM in HSBC Bank plc.
Stage 3 balances at 31 December 2023 remained broadly stable compared with 31 December 2022.
The ECL charge for 2023 was £169m, inclusive of recoveries due to the impact of continued economic uncertainty, rising interest rates and inflationary pressures.

Summary of credit risk
This Credit Risk section includes new and redesigned disclosures addressing the recommendations of the Disclosures on Expected Credit Losses ('DECL') Taskforce's third report published in September 2022.
Sections impacted:
–Stage 2 decomposition for loans and advances to customers and banks as at 31 December 2023;
–Alignment of management judgemental adjustments to the DECL definition with additional qualitative and quantitative granularity;
–Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers;
–Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees.
Comparative information for the prior period has not been presented in the Annual Report on Form 20-F as we recognised and prioritised the importance of increasing the comparability of our external disclosures within the timeline recommended by the DECL Taskforce. While prior period information can be valuable in certain contexts, we believe the prospective expansion of the level of disclosures out-weights the benefits of presenting data from prior years.
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in IFRS 9 are applied and the associated allowance for ECL. The allowance for ECL decreased from £1,370m at 31 December 2022 to £1,217m at 31 December 2023.
The allowance for ECL at 31 December 2023 comprised of £1,159m (2022: £1,283m) in respect of assets held at amortised cost, £58m (2022: £87m) in respect of loans and other credit related commitments, and financial guarantees, and £23m (2022: £24m) in respect of debt instruments measured at FVOCI.

HSBC Bank plc	54

Risk review

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
(Audited)
	31 Dec 2023		31 Dec 2022
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	76,579	(1,088)	73,717	(1,103)
Loans and advances to banks at amortised cost	14,372	(1)	17,152	(43)
Other financial assets measured at amortised cost	273,728	(70)	269,815	(137)
– cash and balances at central banks	110,618	—	131,434	(1)
– items in the course of collection from other banks	2,114	—	2,285	—
– reverse repurchase agreements – non trading	73,494	—	53,949	—
– financial investments	8,861	—	3,248	—
– prepayments, accrued income and other assets[2]	56,845	(6)	55,694	(3)
– assets held for sale[6]	21,796	(64)	23,205	(133)
Total gross carrying amount on-balance sheet	364,679	(1,159)	360,684	(1,283)
Loans and other credit-related commitments	125,616	(42)	126,457	(67)
Financial guarantees[3]	2,401	(16)	5,327	(20)
Total nominal amount off-balance sheet[4]	128,017	(58)	131,784	(87)
	492,696	(1,217)	492,468	(1,370)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income ('FVOCI')	37,427	(23)	29,248	(24)

1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments which are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 116 includes both financial and non-financial assets, including cash collateral and settlement accounts.
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
6    For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 58.
The following table provides an overview of the group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without significant increase in credit risk on which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced since initial recognition on which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment and the financial assets are therefore considered to be in default or otherwise credit impaired on which a lifetime ECL is recognised.
–Purchased or originated credit-impaired ('POCI'): Financial assets that are purchased or originated at a deep discount that reflects the incurred credit losses on which a lifetime ECL is recognised.

55	HSBC Bank plc

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023
(Audited)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	66,356	7,881	2,310	32	76,579	(75)	(125)	(882)	(6)	(1,088)	0.1	1.6	38.2	18.8	1.4
– personal	11,447	1,370	214	—	13,031	(20)	(17)	(71)	—	(108)	0.2	1.2	33.2	—	0.8
– corporate and commercial	42,982	5,981	1,773	32	50,768	(48)	(98)	(673)	(6)	(825)	0.1	1.6	38.0	18.8	1.6
– non-bank financial institutions	11,927	530	323	—	12,780	(7)	(10)	(138)	—	(155)	0.1	1.9	42.7	—	1.2
Loans and advances to banks at amortised cost	14,256	116	—	—	14,372	(1)	—	—	—	(1)	—	—	—	—	—
Other financial assets measured at amortised cost	272,557	989	182	—	273,728	(5)	(8)	(57)	—	(70)	—	0.8	31.3	—	—
Loan and other credit-related commitments	118,242	7,197	174	3	125,616	(13)	(21)	(8)	—	(42)	—	0.3	4.6	—	—
– personal	1,246	27	3	—	1,276	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	58,225	4,815	155	3	63,198	(11)	(17)	(7)	—	(35)	—	0.4	4.5	—	0.1
– financial	58,771	2,355	16	—	61,142	(2)	(4)	(1)	—	(7)	—	0.2	6.3	—	—
Financial guarantees[1]	2,078	251	72	—	2,401	(2)	(1)	(13)	—	(16)	0.1	0.4	18.1	—	0.7
– personal	32	2	—	—	34	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,057	68	71	—	1,196	(1)	(1)	(13)	—	(15)	0.1	1.5	18.3	—	1.3
– financial	989	181	1	—	1,171	(1)	—	—	—	(1)	0.1	—	—	—	0.1
At 31 Dec 2023	473,489	16,434	2,738	35	492,696	(96)	(155)	(960)	(6)	(1,217)	—	0.9	35.1	17.1	0.2
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
Unless identified at an earlier stage, all financial assets are deemed to have suffered a significant increase in credit risk when they are 30 DPD and are transferred from stage 1 to stage 2. The following disclosure presents the ageing of stage 2 financial assets by those less than 30 DPD and greater than 30 DPD and therefore presents those financial assets classified as stage 2 due to ageing (30 DPD) and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 31 December 2023
(Audited)
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost:	7,881	234	298	(125)	(4)	(1)	1.6	1.7	0.3
– personal	1,370	183	87	(17)	(3)	(1)	1.2	1.6	1.1
– corporate and commercial	5,981	51	207	(98)	(1)	—	1.6	2.0	—
– non-bank financial institutions	530	—	4	(10)	—	—	1.9	—	—
Loans and advances to banks at amortised cost	116	—	10	—	—	—	—	—	—
Other financial assets measured at amortised cost	989	14	9	(8)	—	—	0.8	—	—
1    Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis.

HSBC Bank plc	56

Risk review

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2022 (continued)
(Audited)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	63,673	7,817	2,224	3	73,717	(51)	(145)	(907)	—	(1,103)	0.1	1.9	40.8	—	1.5
– personal	5,293	615	105	—	6,013	(9)	(15)	(31)	—	(55)	0.2	2.4	29.5	—	0.9
– corporate and commercial	46,671	6,479	1,851	3	55,004	(40)	(123)	(774)	—	(937)	0.1	1.9	41.8	—	1.7
– non-bank financial institutions	11,709	723	268	—	12,700	(2)	(7)	(102)	—	(111)	—	1.0	38.1	—	0.9
Loans and advances to banks at amortised cost	16,673	414	65	—	17,152	(6)	(21)	(16)	—	(43)	—	5.1	24.6	—	0.3
Other financial assets measured at amortised cost	267,830	1,662	323	—	269,815	(14)	(17)	(106)	—	(137)	—	1.0	32.8	—	0.1
Loan and other credit-related commitments	116,994	9,300	163	—	126,457	(13)	(32)	(22)	—	(67)	—	0.3	13.5	—	0.1
– personal	2,004	107	5	—	2,116	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	60,659	7,625	157	—	68,441	(12)	(28)	(22)	—	(62)	—	0.4	14.0	—	0.1
– financial	54,331	1,568	1	—	55,900	(1)	(4)	—	—	(5)	—	0.3	—	—	—
Financial guarantees[1]	4,715	528	84	—	5,327	(1)	(2)	(17)	—	(20)	—	0.4	20.2	—	0.4
– personal	20	2	1	—	23	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	2,946	387	82	—	3,415	(1)	(1)	(17)	—	(19)	—	0.3	20.7	—	0.6
– financial	1,749	139	1	—	1,889	—	(1)	—	—	(1)	—	0.7	—	—	0.1
At 31 Dec 2022	469,885	19,721	2,859	3	492,468	(85)	(217)	(1,068)	—	(1,370)	—	1.1	37.4	—	0.3
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.

Stage 2 days past due analysis at 31 December 2022 (continued)
(Audited)	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	7,817	93	331	(145)	(2)	(2)	1.9	2.2	0.6
– personal	615	43	9	(15)	(2)	(1)	2.4	4.7	11.1
– corporate and commercial	6,479	50	296	(123)	—	(1)	1.9	0.0	0.3
– non-bank financial institutions	723	—	26	(7)	—	—	1.0	—	—
Loans and advances to banks at amortised cost	414	—	8	(21)	—	—	5.1	—	—
Other financial assets measured at amortised cost	1,662	25	12	(17)	—	(2)	1.0	—	16.7
1    Up-to-date accounts in stage 2 are not shown in amounts presented above.
2    The days past due amounts presented above are on a contractual basis.
Stage 2 decomposition as at 31 December 2023
The following disclosure presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 31 December 2023.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date PD measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note1.2 'Summary of material accounting policies', on page 124.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material accounting policies’ on page 124.

57	HSBC Bank plc

Loans and advances to customers and banks[1,2]
	At 31 Dec 2023
	Gross carrying amount					Allowance for ECL
	Loans and advances to customers					Loans and advances to customers
	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total Stage 2	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total Stage 2
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Quantitative	820	3,589	423	91	4,923	(12)	(56)	(8)	—	(76)
Qualitative	547	2,186	103	15	2,851	(5)	(42)	(2)	—	(49)
of which: forbearance	3	260	1	—	264	—	(2)	—	—	(2)
30 DPD backstop	3	206	4	10	223	—	—	—	—	—
Total stage 2	1,370	5,981	530	116	7,997	(17)	(98)	(10)	—	(125)
ECL Coverage %	1.2	1.6	1.9	—	1.6

Loans and advances to customers[1]
	At 31 Dec 2022
	Gross carrying amount				Allowance for ECL				ECL Coverage % Total
	Personal	Corporate and commercial	Non-bank financial institutions	Total	Personal	Corporate and commercial	Non-bank financial institutions	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%
Quantitative	557	3,310	379	4,246	(12)	(71)	(2)	(85)	2.0
Qualitative	56	2,874	319	3,249	(3)	(51)	(5)	(59)	1.8
30 DPD backstop	2	295	25	322	—	(1)	—	(1)	0.3
Total stage 2	615	6,479	723	7,817	(15)	(123)	(7)	(145)	1.9
1    Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross exposure and ECL have been assigned in order of categories presented.
2    Stage 2 decomposition for loans and advances to banks and Personal lending products have been reported for the first time at 31 December 2023 following the adoption of the recommendations of the DECL Taskforce's third report.
Assets held for sale
(Audited)
At 31 December 2023, the most material balances held for sale arose from our retail banking operations in France.
Disclosures relating to assets held for sale are provided in the following credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets:
–Maximum exposure to credit risk (page 60);
–Distribution of financial instruments by credit quality at 31 December (page 71);
Although there was a reclassification on the balance sheet, there was no separate income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as ‘assets held for sale’.
'Loans and other credit-related commitments' and 'financial guarantees', as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as ‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
(Audited)
	Total gross loans and advances	Impairment allowances on loans and advances
	£m	£m
As reported	90,951	(1,089)
Reported in ‘Assets held for sale’	21,512	(64)
At 31 Dec 2023	112,463	(1,153)
As reported	90,869	(1,146)
Reported in ‘Assets held for sale’	21,325	(131)
At 31 Dec 2022	112,194	(1,277)

At 31 December 2023, gross loans and advances of our retail banking operations in France were £21.4bn, and the related impairment allowance for ECL was £0.1bn.
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
For further details of the carrying amount and the fair value at 31 December 2023 of loans and advances to banks and customers classified as held for sale, see Note 35 on the financial statements.

HSBC Bank plc	58

Risk review

Gross loans and impairment allowances on loans and advances to customers and banks reported in ‘Assets held for sale’
(Audited)
	Retail banking operations in France	Other[1]	Total
Gross Loans	£m	£m	£m
Loans and advances to customers at amortised cost:	13,319	90	13,409
Personal	10,916	—	10,916
Corporate and Commercial	2,362	—	2,362
Non-bank financial institutions	41	90	131
Loans and advances to banks at amortised cost	8,103	—	8,103
At 31 Dec 2023	21,422	90	21,512
Impairment allowance
Loans and advances to customers at amortised cost:	(64)	—	(64)
Personal	(61)	—	(61)
Corporate and Commercial	(3)	—	(3)
Non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	—	—
At 31 Dec 2023	(64)	—	(64)

Loans and advances to customers at amortised cost:	20,852	342	21,194
Personal	18,835	253	19,088
Corporate and Commercial	1,975	89	2,064
Non-bank financial institutions	42	—	42
Loans and advances to banks at amortised cost	—	131	131
At 31 Dec 2022	20,852	473	21,325
Impairment allowance
Loans and advances to customers at amortised cost:	(76)	(51)	(127)
Personal	(73)	(38)	(111)
Corporate and Commercial	(3)	(13)	(16)
Non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	(4)	(4)
At 31 Dec 2022	(76)	(55)	(131)
1    2023 balances comprising assets held for sale relating to the planned transfer of hedge fund administration services.
The table below analyses the amount of ECL charges arising from assets held for sale and assets not held for sale. The charges arising from assets held for sale during the period primarily relate to the retail banking operations in France.

Changes in expected credit losses and other credit impairment
(Audited)
	2023	2022
	£m	£m
ECL charges arising from:
– Asset held for sale	5	4
– Asset not held for sale	164	218
At 31 Dec	169	222

59	HSBC Bank plc

Credit exposure
Maximum exposure to credit risk
(Audited)
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments. The offset of derivatives remains in line with the movements in maximum exposure amounts.

‘Maximum exposure to credit risk’ table
The following table presents our maximum exposure before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). The table excludes trading assets, financial assets designated and otherwise mandatorily measured at fair value trough profit and loss, and financial investments measured at fair value through other comprehensive income as their carrying amount best represents the net exposure to credit risk. Equity securities are also excluded as they are not subject to credit risk. For the financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount; for financial guarantees and other guarantees granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-related commitments, it is generally the full amount of the committed facilities.
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
Collateral available to mitigate credit risk is disclosed in the 'Collateral and other credit enhancement' section on page 77.

Maximum exposure to credit risk
(Audited)	2023			2022
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	£m	£m	£m	£m	£m	£m
Loans and advances to customers held at amortised cost	75,491	(9,322)	66,169	72,614	(8,149)	64,465
– personal	12,923	—	12,923	5,958	(1)	5,957
– corporate and commercial	49,943	(8,570)	41,373	54,067	(7,269)	46,798
– non-bank financial institutions	12,625	(752)	11,873	12,589	(879)	11,710
Loans and advances to banks at amortised cost	14,371	(6)	14,365	17,109	(145)	16,964
Other financial assets held at amortised cost	272,558	(15,283)	257,275	268,083	(10,882)	257,201
– cash and balances at central banks	110,618	—	110,618	131,433	—	131,433
– items in the course of collection from other banks	2,114	—	2,114	2,285	—	2,285
– reverse repurchase agreements – non trading	73,494	(15,283)	58,211	53,949	(10,882)	43,067
– financial investments	8,861	—	8,861	3,248	—	3,248
– assets held for sale	20,368	—	20,368	21,214	—	21,214
– prepayments, accrued income and other assets	57,103	—	57,103	55,954	—	55,954
Derivatives	174,116	(173,718)	398	225,238	(224,444)	794
Total on-balance sheet exposure to credit risk	536,536	(198,329)	338,207	583,044	(243,620)	339,424
Total off-balance sheet	153,695	—	153,695	150,270	—	150,270
– financial and other guarantees[1]	21,908	—	21,908	22,425	—	22,425
– loan and other credit-related commitments	131,787	—	131,787	127,845	—	127,845
At 31 Dec	690,231	(198,329)	491,902	733,314	(243,620)	489,694
1    ‘Financial and other guarantees’ represents 'Financial guarantees' and 'Performance and other guarantees' as disclosed in Note 31, net of ECL.

HSBC Bank plc	60

Risk review

Concentration of exposure
We have a number of businesses with a broad range of products. We operate in a number of markets with the majority of our exposures in UK and France.
For an analysis of:
–financial investments, see Note 15 on the financial statements;
–trading assets, see Note 10 on the financial statements;
–derivatives, see page 79 and Note 14 on the financial statements; and
–loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or by the location of the lending branch, see page 75 for wholesale lending and page 80 for personal lending.
Credit deterioration of financial instruments
(Audited)
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2 and stage 3 (credit impaired) and POCI financial instruments can be found in Note 1.2(i) on the financial statements.
Measurement uncertainty and sensitivity analysis of ECL estimates
(Audited)
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability weight the results to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Scenarios were constructed to reflect the latest geopolitical risks and macroeconomic developments, including the Israel-Hamas war and subsequent disruptions in the Red Sea, and current inflation levels and monetary policy expectations.
Management judgemental adjustments are used where modelled ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
At 31 December 2023, there was an overall reduction in management judgemental adjustments compared with 31 December 2022 as modelled outcomes better reflected the key risks at 31 December 2023.
Methodology
At 31 December 2023, four scenarios are used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with the latest economic forecasts and estimates every quarter.
Three scenarios, the Upside, Central and Downside, are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. It is created using consensus forecasts, which is the average of a panel of external forecasts.
The outer scenarios represent the tails of the distribution and are less likely to occur. The consensus Upside and Downside scenarios are created with reference to distributions for select markets that capture forecasters’ views of the entire range of economic outcomes. In the later years of those scenarios, projections revert to long-term consensus trend expectations. Reversion to trend is done with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, Downside 2, is designed to represent management’s view of severe downside risks. It is a globally consistent, narrative-driven scenario, that explores a more extreme economic outcomes than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of equilibrium, where economic activity moves permanently away from past trends.
The consensus Downside and the consensus Upside scenarios are each constructed to be consistent with a 10% probability. The Downside 2 is calibrated to a 5% probability. The Central scenario is assigned the remaining 75%. This weighting scheme is deemed appropriate for the unbiased estimation of ECL in most circumstances. However, management may depart from this probability-based scenario weighting approach when the economic outlook and forecasts are determined to be particularly uncertain and risks are elevated.
In the fourth quarter of 2023, the weights were consistent with the calibrated scenario probabilities, as key risk metrics implied a decline in the uncertainty attached to the Central scenario, compared with the fourth quarter of 2022. Economic forecasts for the Central scenario remained stable and the dispersion within consensus forecast panels remained low, even as the Israel-Hamas war escalated. Risks, including the economic consequences of a broader war in the Middle East, were reflected in Downside scenarios. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts and estimates, specifically for the purpose of calculating ECL.
Forecasts remain subject to uncertainty and variability. Outer scenarios are constructed so that they capture risks that could alter the trajectory of the economy and are designed to encompass the potential crystallisation of number of key macro-financial risks.
In our key markets, Central scenario forecasts remained broadly stable in the fourth quarter of 2023, compared with the third quarter of 2023. The key exception was with regard to monetary policy, where expectations for interest rate cuts were brought forward. There continue to be expectations that 2024 will be a period of below trend growth, with inflation remaining above central bank targets.
At the end of 2023, risks to the economic outlook included a number of significant geopolitical issues. Within our Downside scenarios, the economic consequences from the crystallisation of those risks were captured by higher commodity and goods prices, the re-acceleration of inflation, a further rise in interest rates and recession.
The scenarios used to calculate ECL in the Annual Report on Form 20-F are described below.
The consensus Central scenario
HSBC’s Central scenario reflects expectations for a low growth and high interest rate environment across many of our key markets, where GDP growth is expected to be lower in 2024 than in the previous year.
Expectations of lower GDP growth in many markets in 2024 are driven by the assumed lagged effects of higher interest rates and inflation in Europe. In the scenario, household discretionary income remains under pressure and business margins deteriorate amid higher refinancing costs. Growth only returns to its long-term expected trend in later years, once inflation reverts back towards central bank targets and interest rates stabilise at lower levels.
Global GDP is expected to grow by 2.2% in 2024 in the Central scenario and the average rate of global GDP growth is forecast to be 2.6% over the five-year forecast period. This is below the average growth rate over the five-year period prior to the onset of the pandemic of 2.9%.
The key features of our Central scenario are:
–GDP growth rates in our main markets are expected to slow down in 2024, followed by a moderate recovery in 2025. The slowdown in the UK is particularly notable in this scenario, with growth close to zero through much of 2024. In the scenario, weaker growth is caused by high interest rates, which act to deter consumption and investment.

61	HSBC Bank plc

–In most markets, unemployment is expected to rise moderately as economic activity slows, although it remains low by historical standards.
–Inflation is expected to continue to fall as commodity prices decline, supply disruptions abate, and wage growth moderates. It is anticipated that inflation converges towards central banks’ target rates by early 2025.
–Weak conditions in housing markets are expected to persist through 2024 and 2025 in many of our main markets, including the UK, as higher interest rates and, in many cases, declining prices, depress activity.
–Challenging conditions are also forecast to continue in the commercial property sector in a number of our key markets. Structural changes to demand in the office segment in particular have driven lower valuations.
–Policy interest rates in key markets are forecast to have peaked and are projected to decline in 2024. In the longer term, they are expected to remain at a higher level than in recent years.
–The Brent crude oil price is forecast to average around $75 per barrel over the projection period.
The Central scenario was created with forecasts available in late November, and reviewed continually until the end of December 2023. In accordance with HSBC’s scenario framework, a probability weight of 75% has been assigned to the Central scenario for UK and France.
The following tables describe key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	France
GDP (annual average growth rate, %)
2024	0.3	0.8
2025	1.2	1.5
2026	1.7	1.6
2027	1.6	1.5
2028	1.6	1.5
5-year average[1]	1.3	1.4
Unemployment rate (%)
2024	4.7	7.5
2025	4.6	7.3
2026	4.3	7.0
2027	4.2	6.8
2028	4.2	6.8
5-year average[1]	4.4	7.1
House prices (annual average growth rate, %)
2024	(5.5)	(1.0)
2025	0.1	2.4
2026	3.5	4.0
2027	3.0	4.4
2028	3.0	4.0
5-year average[1]	0.8	2.8
Inflation (annual average growth rate, %)
2024	3.2	2.7
2025	2.2	1.8
2026	2.2	1.7
2027	2.3	1.9
2028	2.3	2.1
5-year average[1]	2.4	2.0
Central bank policy rate (annual average, %)
2024	5.0	3.6
2025	4.3	2.8
2026	3.9	2.6
2027	3.8	2.6
2028	3.7	2.7
5-year average[1]	4.1	2.9
1 The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.

Consensus Central scenario 2023–2027 (as at 4Q22)
	UK	France
GDP (annual average growth rate, %)
2023	(0.8)	0.2
2024	1.3	1.6
2025	1.7	1.5
2026	1.7	1.4
2027	1.7	1.4
5-year average[1]	1.1	1.2
Unemployment rate (%)
2023	4.4	7.6
2024	4.6	7.5
2025	4.3	7.3
2026	4.1	7.2
2027	4.1	7.2
5-year average[1]	4.3	7.3
House prices (annual average growth rate, %)
2023	0.2	1.8
2024	(3.8)	2.0
2025	0.7	3.1
2026	2.1	3.5
2027	2.7	3.6
5-year average[1]	0.4	2.8
Inflation (annual average growth rate, %)
2023	6.9	4.6
2024	2.5	2.0
2025	2.1	1.8
2026	2.0	1.7
2027	2.0	1.7
5-year average[1]	3.1	2.4
Central bank policy rate (annual average, %)
2023	4.4	2.7
2024	4.2	2.7
2025	3.7	2.4
2026	3.4	2.3
2027	3.1	2.3
5-year average[1]	3.8	2.5
1 The five-year average is calculated over a projected period of 20 quarters from 1Q23 to 4Q27.
The graphs compare the Central scenario at the end of 2022 with economic expectations at the end of 2023.
GDP growth: Comparison of Central scenarios
UK
Note: Real GDP shown as year-on-year percentage change.

HSBC Bank plc	62

Risk review

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
These include a faster fall in the rate of inflation that allows central banks to reduce interest rates more quickly, an easing in financial conditions, and a de-escalation in geopolitical tensions, as the Israel- Hamas and Russia-Ukraine wars move towards conclusions, and the US-China relationship improves.
The following tables describe key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario 2024-2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	10.4	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	6.2	(4Q25)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	19.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.5	(3Q24)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	2.6	(2Q26)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy interest rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Upside scenario 2023-2027 (as at 4Q22)
	UK		France
GDP level (%, start-to-peak)[1]	14.6	(4Q27)	10.2	(4Q27)
Unemployment rate (%, min)[2]	3.5	(4Q23)	6.5	(4Q24)
House price index (%, start-to-peak)[1]	7.8	(4Q27)	17	(4Q27)
Inflation rate (YoY % change, min)[3]	0.7	(1Q24)	0.8	(4Q23)
Central bank policy rate (%, min)[2]	3.1	(4Q27)	2.3	(3Q26)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy interest rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. These include an escalation of geopolitical tensions, which disrupt key commodity and goods markets, causing inflation and interest rates to rise, and creating a global recession.

As the geopolitical environment remains volatile and complex, risks include:
–a broader and more prolonged Israel-Hamas war that undermines confidence, drives an increase in global energy costs and reduces trade and investment;
–a potential escalation in the Russia-Ukraine war, which expands beyond Ukraine’s borders; and further disrupts energy, fertiliser and food supplies; and
–continued differences between the US and China, which could affect economic confidence, the global goods trade and supply chains for critical technologies.
High inflation and higher interest rates also remain key risks. Should geopolitical tensions escalate, energy and food prices could rise and increase pressure on household budgets and firms’ costs.
A wage-price spiral, triggered by higher inflation and labour supply shortages, could put sustained upward pressure on wages and services prices, aggravating cost pressures and increasing the squeeze on household real incomes and corporate margins. In turn, it raises the risk of a more forceful policy response from central banks, a steeper trajectory for interest rates, significantly higher defaults and, ultimately, a deep economic recession.
The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario. In this scenario, GDP declines, unemployment rates rise, and asset prices fall. The scenario features an escalation of geopolitical tensions, which causes a rise in inflation, as supply chain constraints intensify and energy prices rise. The scenario also features a temporary increase in interest rates above the Central scenario, before the effects of weaker consumption demand begin to dominate and commodity prices and inflation fall again.
The following tables describe key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario 2024-2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(0.3)	(2Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	8.5	(4Q24)
House price index (%, start-to-trough)[1]	(12.0)	(2Q25)	(1.2)	(3Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.8	(2Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	4.2	(1Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    The highest projected unemployment or policy interest rate in the scenario.
3    The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2023-2027 (as at 4Q22)
	UK		France
GDP level (%, start-to-trough)[1]	(3.0)	(1Q25)	(0.9)	(2Q23)
Unemployment rate (%, max)[2]	5.8	(2Q24)	8.8	(4Q23)
House price index (%, start-to-trough)[1]	(15.0)	(4Q24)	(0.7)	(3Q23)
Inflation rate (YoY % change, max)[3]	10.8	(1Q23)	7.2	(1Q23)
Central bank policy rate (%, max)[2]	5.1	(3Q23)	3.4	(4Q23)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    The highest projected unemployment or policy interest rate in the scenario.
3    The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including a further escalation of geopolitical crises globally, which creates severe supply disruptions to goods and energy markets. In the scenario, as inflation surges and central banks tighten monetary policy further, confidence evaporates. However, this impulse is

63	HSBC Bank plc

expected to prove short lived, as recession takes hold, causing commodity prices to correct sharply and global price inflation to fall.
The following tables describe key macroeconomic variables in the Downside 2 scenario.

Downside 2 scenario 2024-2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(6.6)	(1Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	10.2	(4Q25)
House price index (%, start-to-trough)[1]	(30.2)	(4Q25)	(14.5)	(2Q26)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	8.6	(2Q24)
Central bank policy rate (%, max)[2]	6.0	(1Q24)	5.2	(1Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2     The highest projected unemployment or policy interest rate in the scenario.
3     The highest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2023-2027 (as at 4Q22)
	UK		France
GDP level (%, start-to-trough)[1]	(7.5)	(2Q24)	(7.4)	(2Q24)
Unemployment rate (%, max)[2]	8.7	(2Q24)	10.3	(4Q24)
House price index (%, start-to-trough)[1]	(32.9)	(1Q25)	(11.4)	(2Q25)
Inflation rate (YoY % change, max)[3]	13.5	(2Q23)	10.4	(2Q23)
Central bank policy rate (%, max)[2]	5.6	(4Q23)	4.1	(4Q23)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2     The highest projected unemployment or policy interest rate in the scenario.
3     The highest projected year-on-year percentage change in inflation in the scenario.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in UK and France.
UK
France
Scenario weighting
In reviewing the economic environment and the level of risk and uncertainty, management has considered both global and country-specific factors.
In the fourth quarter of 2023, key considerations around uncertainty attached to the Central scenario projections focused on:
–the risks that the Israel-Hamas war escalates and affects economic expectations;
–the lagged impact of elevated interest rates on household finances and businesses, and the implications of recent changes to monetary policy expectations on growth and employment; and
–the outlook for real estate in our key markets, particularly in the UK.
Although these risk factors remain significant, management assessed that they were adequately reflected in scenarios at their calibrated probability. It was noted that despite the Israel-Hamas war, economic forecasts had remained stable, and dispersion of forecasts around the consensus were either stable, or have moved lower. Financial market measures of volatility also remained low through the fourth quarter of 2023.
This has led management to assign scenario probabilities that are aligned to the standard scenario probability calibration framework. This entailed assigning a 75% probability weighting to the Central scenario in our major markets. The consensus Upside scenario was awarded a 10% weighting, and the consensus Downside scenario was given 10%. The Downside 2 was assigned a 5% weighting.
In the UK, the Central scenario reflects a very weak growth environment in which recession risks remain high.
Management concluded that the consensus outlook for France was also consistent with its view of the economic outlook, while assessments of uncertainty were also aligned to historical averages.
In fourth quarter of 2022, management varied the applied scenario weights to reflect greater uncertainty around the inflation and interest rate outlook, amid supply disruption to energy and food commodity markets due to the Russia-Ukraine war.
Those factors were reflected in the measures of risk and uncertainty used to inform judgements around the Central scenario. In particular, large forecast changes were observed, alongside wide dispersion of forecasts around consensus estimates and heightened financial market volatility.
The following tables describe the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	France
4Q23
Upside scenario	10	10	10
Central scenario	75	75	75
Downside scenario	10	10	10
Downside 2 scenario	5	5	5

4Q22
Upside scenario	10	5	5
Central scenario	75	60	60
Downside scenario	10	25	25
Downside 2 scenario	5	10	10
At 31 December 2023, the consensus Upside and Central scenarios for all markets had a combined weighting of 85%. At 31 December 2022, the UK and France had a combined weighting of 65%.
Critical estimates and judgements
The calculation of ECL under IFRS 9 involves significant judgements, assumptions and estimates at 31 December 2023. These included:
–the selection of weights to apply to the economic scenarios given the rapidly changing economic conditions and the inherent uncertainty of the underlying forecast under each scenario;
–the selection of scenarios to consider given the changing nature of macroeconomic and geopolitical risks that HSBC Bank plc and the wider economy face; and

HSBC Bank plc	64

Risk review

–estimating the economic effects of those scenarios on ECL, particularly sector and portfolio-specific risks and the uncertainty of default and recovery experience under all scenarios.
How economic scenarios are reflected in ECL calculations
Models are used to reflect economic scenarios on ECL estimates. As described above, modelled assumptions and linkages based on historical information could not alone produce relevant information under the conditions experienced in 2023, and management judgemental adjustments were still required to support modelled outcomes.
We have developed globally consistent methodologies for the application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk. These standard approaches are described below, followed by the management judgemental adjustments made, including those to reflect the circumstances experienced in 2023.
For our wholesale portfolios, a global methodology is used for the estimation of the term structure of PD and loss given default (‘LGD’). For PDs, we consider the correlation of forward economic guidance to default rates for a particular industry in a country. For LGD calculations, we consider the correlation of forward economic guidance to collateral values and realisation rates for a particular country and industry. PDs and LGDs are estimated for the entire term structure of each instrument.
For impaired loans, allowance for ECL estimates are derived based on discounted cash flow (‘DCF’) calculations for internal forward-looking scenarios specific to individual borrower circumstances (see page 127). Probability-weighted outcomes are applied, and depending on materiality and status of the borrower, the number of scenarios considered will change. Where relevant for the case being assessed, forward economic guidance is incorporated as part of these scenarios. LGD-driven proxy and modelled estimates are used for certain less material cases.
For our retail portfolios, the models are predominantly based on historical observations and correlations with default rates and collateral values.
For PD, the impact of economic scenarios is modelled for each portfolio, using historical relationships between default rates and macroeconomic variables. These are included within IFRS 9 ECL estimates using either economic response models or models that contain internal, external and macroeconomic variables. The macroeconomic impact on PD is modelled over the period equal to the remaining maturity of the underlying assets.
For LGD, the impact is modelled for mortgage portfolios by forecasting future loan-to-value profiles for the remaining maturity of the asset, using national level house price index forecasts and applying the corresponding LGD expectation relative to the updated forecast collateral values.
Management judgemental adjustments are described below.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/ expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs and outputs and using adjustments to ECL based on management judgement and quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 52). Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
Management judgemental adjustments made in estimating the scenario-weighted reported allowance for ECL at 31 December 2023 are set out in the following table.

Management judgemental adjustments to ECL at 31 December 2023[1]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Banks, sovereigns, government entities and low-risk counterparties	(14)	(13)	(27)
Corporate lending adjustments	—	(36)	(36)
Retail lending Inflation-related adjustments	8	—	8
Other macroeconomic-related adjustments	7	—	7
Other retail lending adjustments	2	—	2
Total	3	(49)	(46)

Management judgemental adjustments to ECL at 31 December 2022
	Retail	Wholesale[2]	Total
	£m	£m	£m
Banks, sovereigns, government entities and low-risk counterparties	(16)	(2)	(18)
Corporate lending adjustments	—	(100)	(100)
Retail lending Inflation-related adjustments	8	—	8
Other macroeconomic-related adjustments	3	—	3
Other retail lending adjustments	7	—	7
Total	2	(102)	(100)
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2    The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
Management judgemental adjustments at 31 December 2023 were a decrease to allowance for ECL of £49m for the wholesale portfolio and an increase to allowance for ECL of £3m for the retail portfolio.
During 2023, management judgemental adjustments reflected an evolving macroeconomic outlook and the relationship of the modelled allowance for ECL to this outlook and to late-breaking and sector-specific risks.
At 31 December 2023, wholesale management judgemental adjustments were a decrease to allowance for ECL of £49m (31 December 2022: £102m decrease).
–Adjustments relating to low credit-risk exposures decreased allowance for ECL by £13m at 31 December 2023 (31 December 2022: £2m decrease). The adjustments mainly relate to standard, monthly adjustments for bank and sovereign exposures secured by Export Credit Agency guarantees; the benefit from which is not recognised in the inbound data. Total net adjustments are broadly flat in comparison to 31 December 2022.
–Adjustments to corporate exposures decreased allowance for ECL by £36m at 31 December 2023 (31 December 2022: £100m decrease). The reduction in adjustment is mainly related to standard, monthly adjustments for corporate exposures secured by Export Credit Agency which is not recognised in the inbound data. The reduction in allowance for ECL for these exposures has

65	HSBC Bank plc

been partially offset by management overlay to reflect increased risk on exposures in France.
At 31 December 2023, retail management judgemental adjustments were an increase to allowance for ECL of £3m (31 December 2022: £2m increase).
–Retail lending inflation-related adjustments increased allowance for ECL by £8m (31 December 2022: £8m increase). These adjustments addressed where increasing inflation and interest rates results in affordability risks which were not fully captured by the modelled output.
–Other macroeconomic-related adjustments increased allowance for ECL by £7m (31 December 2022: £3m increase). These adjustments were primarily in relation to country-specific risks related to future macroeconomic conditions not fully captured by the modelled output.
–Banks, sovereigns, government entities and low-risk counterparties adjustments decreased allowance for ECL by £14m (31 December 2022: £16m decrease). These adjustments related to the re-alignment of PD between reporting and origination date for certain parts of the portfolio.
–Other retail lending adjustments increased allowance for ECL by £2m (31 December 2022: £7m increase), reflecting all other data, model and management judgemental adjustments.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the allowance for ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting allowances.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating allowances for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore effect of macroeconomic factors are not necessarily the key consideration when performing individual assessment of allowances for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures the sensitivity analysis includes allowance for ECL for defaulted obligors of loans and advances. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
Wholesale and retail sensitivity
The wholesale and retail sensitivity tables present the 100% weighted results. These exclude portfolios held by the insurance business and small portfolios, and as such cannot be directly compared with personal and wholesale lending presented in other credit risk tables. In both the wholesale and retail analysis, the comparative period results for Downside 2 scenarios are also not directly comparable with the current period, because they reflect different risks relative to the consensus scenarios for the period end.
The wholesale and retail sensitivity analysis is stated inclusive of management judgmental adjustments, as appropriate to each scenario.
For both retail and wholesale portfolios, the gross carrying amount of financial instruments are the same under each scenario. For exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	UK	France
	£m	£m
At 31 December 2023
Reported allowance for ECL	67	78
Consensus Central scenario allowance for ECL	55	81
Consensus Upside scenario allowance for ECL	38	72
Consensus Downside scenario allowance for ECL	87	99
Downside 2 scenario allowance for ECL	276	112
Reported gross carrying amount[2]	144,215	142,389

IFRS 9 ECL sensitivity to future economic conditions
	UK	France
	£m	£m
At 31 December 2022
Reported allowance for ECL	84	94
Consensus Central scenario allowance for ECL	64	87
Consensus Upside scenario allowance for ECL	51	77
Consensus Downside scenario allowance for ECL	91	104
Downside 2 scenario allowance for ECL	271	124
Reported gross carrying amount[2]	143,037	148,417
1    Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2    Includes low credit-risk financial instruments such as debt instruments at FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3    Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 75.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France[2]
	£m	£m
At 31 December 2023
Reported allowance for ECL	2	74
Consensus Central scenario allowance for ECL	2	74
Consensus Upside scenario allowance for ECL	2	72
Consensus Downside scenario allowance for ECL	3	75
Downside 2 scenario allowance for ECL	4	78
Reported gross carrying amount	1,925	17,187

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France[2]
	£m	£m
At 31 December 2022
Reported allowance for ECL	7	87
Consensus Central scenario allowance for ECL	6	86
Consensus Upside scenario allowance for ECL	6	84
Consensus Downside scenario allowance for ECL	7	88
Downside 2 scenario allowance for ECL	12	92
Reported gross carrying amount	2,037	18,987
1    Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    Includes balances and allowance for ECL which have been reclassified from ‘loans and advances to customers’ to ‘assets held for sale’ in the balance sheet at 31 December 2023. This also includes any balances and allowance for ECL which continue to be reported as personal lending in ‘loans and advances to customers’ that are in accordance with the basis of inclusion for retail sensitivity analysis.

HSBC Bank plc	66

Risk review

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees.
In addition, a reconciliation by stage of the group’s gross carrying amount and allowances for loans and advances to banks and customers and a reconciliation by stage of the group’s nominal amount and allowances for loan commitments and financial guarantees were included in this section following the adoption of the recommendations of the DECL Taskforce's third report.
Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL.
The net remeasurement of ECL arising from stage transfers represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime (stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/PD movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in Net new and further lending/repayments represent the impact from volume movements within the group’s lending portfolio and includes ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
Transfers of financial instruments	690	(56)	(1,336)	89	646	(33)	—	—	—	—
– transfers from stage 1 to stage 2	(14,106)	11	14,106	(11)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	15,023	(66)	(15,023)	66	—	—	—	—	—	—
– transfers to stage 3	(247)	—	(551)	39	798	(39)	—	—	—	—
– transfers from stage 3	20	(1)	132	(5)	(152)	6	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	48	—	(26)	—	—	—	—	—	22
Net new and further lending/repayments	4,626	(1)	(1,916)	22	(442)	125	33	—	2,301	146
Changes to risk parameters – credit quality	—	(1)	—	(28)	—	(305)	—	(6)	—	(340)
Changes to model used for ECL calculation	—	(3)	—	18	—	—	—	—	—	15
Assets written off	—	—	—	—	(248)	246	—	—	(248)	246
Credit related modifications that resulted in derecognition	—	—	—	—	(94)	75	—	—	(94)	75
Foreign exchange	(2,398)	2	(231)	2	(49)	17	—	—	(2,678)	21
Others[2]	(9,061)	(9)	869	(24)	207	(66)	(1)	—	(7,986)	(99)
At 31 Dec 2023	162,228	(91)	15,445	(147)	2,556	(903)	35	(6)	180,264	(1,147)
ECL income statement change for the period		43		(14)		(180)		(6)		(157)
Recoveries										5
Others										(12)
Total ECL income statement change for the period										(164)

67	HSBC Bank plc

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	At 31 Dec 2023		12 months ended 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL (charge)/release
	£m	£m	£m
As above	180,264	(1,147)	(164)
Other financial assets measured at amortised cost	273,728	(70)	—
Non-trading reverse purchase agreement commitments	38,704	—	—
Performance and other guarantees not considered for IFRS 9			(7)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	492,696	(1,217)	(171)
Debt instruments measured at FVOCI	37,427	(23)	2
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,240)	(169)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2023, these amounted to £(1.64)bn and were classified as stage 1 with no ECL.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	179,612	(118)	17,471	(188)	2,779	(923)	2	(2)	199,864	(1,231)
Transfers of financial instruments:	(14,449)	(26)	13,625	59	824	(33)	—	—	—	—
– transfers from stage 1 to stage 2	(25,027)	15	25,027	(15)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	10,847	(42)	(10,847)	42	—	—	—	—	—	—
– transfers to stage 3	(340)	2	(600)	35	940	(37)	—	—	—	—
– transfers from stage 3	71	(1)	45	(3)	(116)	4	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	29	—	(24)	—	(10)	—	—	—	(5)
Net new and further lending/repayments	9,912	7	(11,270)	29	(703)	90	1	—	(2,060)	126
Changes to risk parameters – credit quality	—	32	—	(101)	—	(318)	—	2	—	(385)
Changes to model used for ECL calculation	—	4	—	10	—	—	—	—	—	14
Assets written off	—	—	—	—	(165)	165	—	—	(165)	165
Credit related modifications that resulted in derecognition	—	—	—	—	(1)	1	—	—	(1)	1
Foreign exchange	5,764	(3)	744	(11)	88	(34)	—	—	6,596	(48)
Others[2,3]	(12,468)	4	(2,511)	26	(286)	100	—	—	(15,265)	130
At 31 Dec 2022	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
ECL Income statement change for the period		72		(86)		(238)		2		(250)
Recoveries										2
Others										28
Total ECL income statement change for the period										(220)

HSBC Bank plc	68

Risk review

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	At 31 Dec 2022		12 months ended 31 Dec 2022
	Gross carrying/ nominal amount	Allowance for ECL	ECL (charge)/ release
	£m	£m	£m
As above	188,969	(1,233)	(220)
Other financial assets measured at amortised cost	269,815	(137)	(3)
Non-trading reverse purchase agreement commitments	33,684	—	—
Performance and other guarantees not considered for IFRS 9			6
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	492,468	(1,370)	(217)
Debt instruments measured at FVOCI	29,248	(24)	(5)
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,394)	(222)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2022, these amounted to £4bn and were classified as stage 1 with no ECL.
3 Total includes £21bn of gross carrying loans and advances to customers and banks, which were classified to assets held for sale and a corresponding allowance for ECL of £131m reflecting business disposals as disclosed in Note 35 ‘Assets held for sale and liabilities of disposal groups held for sale’ on page 179.

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	80,347	(55)	8,230	(166)	2,289	(922)	3	—	90,869	(1,143)
Transfers of financial instruments	(98)	(42)	(500)	78	598	(36)	—	—	—	—
– transfers from stage 1 to stage 2	(7,192)	10	7,192	(10)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	7,301	(51)	(7,301)	51	—	—	—	—	—	—
– transfers to stage 3	(226)	—	(465)	39	691	(39)	—	—	—	—
– transfers from stage 3	19	(1)	74	(2)	(93)	3	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	36	—	(22)	—	—	—	—	—	14
Changes due to modifications not derecognised	—	—	—	—	—	—	—	—	—	—
Net new and further lending/repayments	3,230	(9)	(923)	15	(401)	94	30	—	1,936	100
Changes to risk parameters - credit quality	—	1	—	(10)	—	(289)	—	(6)	—	(304)
Changes to models used for ECL calculation	—	2	—	4	—	—	—	—	—	6
Assets written off	—	—	—	—	(248)	246	—	—	(248)	246
Credit-related modifications that resulted in derecognition	—	—	—	—	(94)	75	—	—	(94)	75
Foreign exchange	(1,264)	1	(148)	1	(48)	17	—	—	(1,460)	19
Others[1]	(1,603)	(10)	1,338	(25)	214	(67)	(1)	—	(52)	(102)
At 31 Dec 2023	80,612	(76)	7,997	(125)	2,310	(882)	32	(6)	90,951	(1,089)
ECL income statement change for the period	—	30	—	(13)	—	(195)	—	(6)	—	(184)
Recoveries										5
Others										(20)
Total ECL income statement change for the period										(199)
1    Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2023, these amounted to £(1.17)bn and were classified as stage 1 with no ECL.

69	HSBC Bank plc

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees[1]
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	88,024	(16)	9,829	(34)	247	(40)	—	—	98,100	(90)
Transfers of financial instruments	788	(14)	(836)	11	48	3	—	—	—	—
– transfers from stage 1 to stage 2	(6,914)	1	6,914	(1)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	7,722	(15)	(7,722)	15	—	—	—	—	—	—
– transfers to stage 3	(21)	—	(86)	—	107	—	—	—	—	—
– transfers from stage 3	1	—	58	(3)	(59)	3	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	12	—	(4)	—	—	—	—	—	8
Net new and further lending/repayments	1,396	8	(993)	7	(41)	31	3	—	365	46
Changes to risk parameters - credit quality	—	(2)	—	(18)	—	(16)	—	—	—	(36)
Changes to models used for ECL calculation	—	(5)	—	14	—	—	—	—	—	9
Assets written off	—	—	—	—	—	—	—	—	—	—
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(1,134)	1	(83)	1	(1)	—	—	—	(1,218)	2
Others[2]	(7,458)	1	(469)	1	(7)	1	—	—	(7,934)	3
At 31 Dec 2023	81,616	(15)	7,448	(22)	246	(21)	3	—	89,313	(58)
ECL income statement change for the period	—	13	—	(1)	—	15	—	—	—	27
Recoveries										—
Others										8
Total ECL income statement change for the period										35
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2    Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2023, these amounted to £(0.47)bn and were classified as stage 1 with no ECL.

HSBC Bank plc	70

Risk review

Credit quality
Credit quality of financial instruments
(Audited)
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of the PD, whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition for the majority of portfolios. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, although typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications provided below each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the table on page 52.

Distribution of financial instruments by credit quality at 31 December 2023
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	32,567	18,634	19,627	3,409	2,342	76,579	(1,088)	75,491
– personal	8,702	2,612	1,388	115	214	13,031	(108)	12,923
– corporate and commercial	18,044	12,815	14,876	3,228	1,805	50,768	(825)	49,943
– non-bank financial institutions	5,821	3,207	3,363	66	323	12,780	(155)	12,625
Loans and advances to banks held at amortised cost	13,247	415	710	—	—	14,372	(1)	14,371
Cash and balances at central banks	110,570	—	48	—	—	110,618	—	110,618
Items in the course of collection from other banks	2,109	5	—	—	—	2,114	—	2,114
Reverse repurchase agreements – non-trading	57,144	13,183	3,128	39	—	73,494	—	73,494
Financial investments	8,840	—	21	—	—	8,861	—	8,861
Assets held for sale	19,461	1,232	852	95	156	21,796	(64)	21,732
Other assets	54,903	647	1,225	44	26	56,845	(6)	56,839
– endorsements and acceptances	224	6	20	—	—	250	—	250
– accrued income and other	54,679	641	1,205	44	26	56,595	(6)	56,589
Debt instruments measured at fair value through other comprehensive income[1]	35,513	2,241	760	82	—	38,596	(23)	38,573
Out-of-scope for IFRS 9
Trading assets	34,923	8,555	6,378	820	—	50,676	—	50,676
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,439	965	1,536	5	—	4,945	—	4,945
Derivatives	155,106	15,499	3,457	46	8	174,116	—	174,116
Assets held for sale	101	—	—	—	—	101	—	101
Total gross carrying amount on balance sheet	526,923	61,376	37,742	4,540	2,532	633,113	(1,182)	631,931
Percentage of total credit quality (%)	83	10	6	1	0	100
Loans and other credit-related commitments	83,907	27,038	13,012	1,482	177	125,616	(42)	125,574
Financial guarantees	1,270	530	503	26	72	2,401	(16)	2,385
In-scope: Irrevocable loan commitments and financial guarantees	85,177	27,568	13,515	1,508	249	128,017	(58)	127,959
Loans and other credit-related commitments	3,269	2,091	806	42	5	6,213	—	6,213
Performance and other guarantees	9,582	5,357	3,917	484	208	19,548	(25)	19,523
Out-of-scope: Revocable loan commitments and non-financial guarantees	12,851	7,448	4,723	526	213	25,761	(25)	25,736
1    For the purposes of this disclosure gross carrying amount is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

71	HSBC Bank plc

Distribution of financial instruments by credit quality at 31 December 2022 (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	27,997	19,618	19,612	4,263	2,227	73,717	(1,103)	72,614
– personal	2,019	2,928	858	103	105	6,013	(55)	5,958
– corporate and commercial	19,352	13,393	16,496	3,910	1,853	55,004	(937)	54,067
– non-bank financial institutions	6,626	3,297	2,258	250	269	12,700	(111)	12,589
Loans and advances to banks held at amortised cost	14,637	790	1,634	26	65	17,152	(43)	17,109
Cash and balances at central banks	131,379	—	55	—	—	131,434	(1)	131,433
Items in the course of collection from other banks	2,281	—	4	—	—	2,285	—	2,285
Reverse repurchase agreements – non-trading	43,777	7,953	2,219	—	—	53,949	—	53,949
Financial investments	3,028	—	220	—	—	3,248	—	3,248
Assets held for sale	19,419	1,598	1,773	124	291	23,205	(133)	23,072
Other assets	53,967	708	948	39	32	55,694	(3)	55,691
– endorsements and acceptances	208	4	25	—	6	243	—	243
– accrued income and other	53,759	704	923	39	26	55,451	(3)	55,448
Debt instruments measured at fair value through other comprehensive income[1]	28,248	2,471	626	105	—	31,450	(24)	31,426
Out-of-scope for IFRS 9
Trading assets	26,961	4,323	9,966	298	—	41,548	—	41,548
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	1,945	331	669	1	—	2,946	—	2,946
Derivatives	199,167	21,128	4,886	29	28	225,238	—	225,238
Assets held for sale	107	—	—	—	—	107	—	107
Total gross carrying amount on balance sheet	552,913	58,920	42,612	4,885	2,643	661,973	(1,307)	660,666
Percentage of total credit quality (%)	84	9	6	1	—	100
Loans and other credit-related commitments	82,801	23,578	17,523	2,392	163	126,457	(67)	126,390
Financial guarantees	2,924	1,171	995	153	84	5,327	(20)	5,307
In-scope: Irrevocable loan commitments and financial guarantees	85,725	24,749	18,518	2,545	247	131,784	(87)	131,697
Loans and other credit-related commitments	1,168	183	90	14	1	1,456	—	1,456
Performance and other guarantees	9,791	3,583	3,074	599	89	17,136	(18)	17,118
Out-of-scope: Revocable loan commitments and non-financial guarantees	10,959	3,766	3,164	613	90	18,592	(18)	18,574
1    For the purposes of this disclosure gross carrying amount is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Bank plc	72

Risk review

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to customers at amortised cost	32,567	18,634	19,627	3,409	2,342	76,579	(1,088)	75,491
– stage 1	31,644	17,295	16,071	1,346	—	66,356	(75)	66,281
– stage 2	923	1,339	3,556	2,063	—	7,881	(125)	7,756
– stage 3	—	—	—	—	2,310	2,310	(882)	1,428
– POCI	—	—	—	—	32	32	(6)	26
Loans and advances to banks at amortised cost	13,247	415	710	—	—	14,372	(1)	14,371
– stage 1	13,220	414	622	—	—	14,256	(1)	14,255
– stage 2	27	1	88	—	—	116	—	116
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	253,027	15,067	5,274	178	182	273,728	(70)	273,658
– stage 1	252,841	14,788	4,843	85	—	272,557	(5)	272,552
– stage 2	186	279	431	93	—	989	(8)	981
– stage 3	—	—	—	—	182	182	(57)	125
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	83,907	27,038	13,012	1,482	177	125,616	(42)	125,574
– stage 1	81,341	25,083	10,962	856	—	118,242	(13)	118,229
– stage 2	2,566	1,955	2,050	626	—	7,197	(21)	7,176
– stage 3	—	—	—	—	174	174	(8)	166
– POCI	—	—	—	—	3	3	—	3
Financial guarantees	1,270	530	503	26	72	2,401	(16)	2,385
– stage 1	1,269	483	322	4	—	2,078	(2)	2,076
– stage 2	1	47	181	22	—	251	(1)	250
– stage 3	—	—	—	—	72	72	(13)	59
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	384,018	61,684	39,126	5,095	2,773	492,696	(1,217)	491,479
Debt instruments at FVOCI[1]
– stage 1	35,473	2,241	722	—	—	38,436	(9)	38,427
– stage 2	40	—	38	82	—	160	(14)	146
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	35,513	2,241	760	82	—	38,596	(23)	38,573

Loans and advances to customers at amortised cost	27,997	19,618	19,612	4,263	2,227	73,717	(1,103)	72,614
– stage 1	27,183	18,885	16,313	1,292	—	63,673	(51)	63,622
– stage 2	814	733	3,299	2,971	—	7,817	(145)	7,672
– stage 3	—	—	—	—	2,224	2,224	(907)	1,317
– POCI	—	—	—	—	3	3	—	3
Loans and advances to banks at amortised cost	14,637	790	1,634	26	65	17,152	(43)	17,109
– stage 1	14,502	565	1,605	1	—	16,673	(6)	16,667
– stage 2	135	225	29	25	—	414	(21)	393
– stage 3	—	—	—	—	65	65	(16)	49
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	253,851	10,259	5,219	163	323	269,815	(137)	269,678
– stage 1	253,572	9,893	4,324	41	—	267,830	(14)	267,816
– stage 2	279	366	895	122	—	1,662	(17)	1,645
– stage 3	—	—	—	—	323	323	(106)	217
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	82,801	23,578	17,523	2,392	163	126,457	(67)	126,390
– stage 1	79,931	21,530	14,570	963	—	116,994	(13)	116,981
– stage 2	2,870	2,048	2,953	1,429	—	9,300	(32)	9,268
– stage 3	—	—	—	—	163	163	(22)	141
– POCI	—	—	—	—	—	—	—	—
Financial guarantees	2,924	1,171	995	153	84	5,327	(20)	5,307
– stage 1	2,895	1,058	727	35	—	4,715	(1)	4,714
– stage 2	29	113	268	118	—	528	(2)	526
– stage 3	—	—	—	—	84	84	(17)	67
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2022	382,210	55,416	44,983	6,997	2,862	492,468	(1,370)	491,098
Debt instruments at FVOCI[1]
– stage 1	28,047	2,384	547	—	—	30,978	(10)	30,968
– stage 2	201	87	79	105	—	472	(14)	458
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2022	28,248	2,471	626	105	—	31,450	(24)	31,426
1 For the purposes of this disclosure gross carrying amount is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

73	HSBC Bank plc

Credit‑impaired loans
(Audited)
The group determines that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether:
–contractual payments of either principal or interest are past due for more than 90 days;
–there are other indications that the borrower is unlikely to pay such as that a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and
–the loan is otherwise considered to be in default. If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due, even where regulatory rules permit default to be defined based on 180 days past due. Therefore, the definitions of credit-impaired and default are aligned as far as possible so that stage 3 represents all loans which are considered defaulted or otherwise credit-impaired.

Forbearance
The following table shows the gross carrying amounts of the group’s holdings of forborne loans and advances to customers by industry sector and by stages.
A summary of our current policies and practices for forbearance is set out in 'Credit risk management' on page 53.

Forborne loans and advances to customers at amortised costs by stage allocation
	Performing – forborne	Non-performing – forborne		Total – forborne
	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m
Gross carrying amount
Personal	88	127	—	215
– first lien residential mortgages	66	120	—	186
– guaranteed loans in respect of residential property	19	6	—	25
– other personal lending which is secured	1	—	—	1
– credit cards	1	—	—	1
– other personal lending which is unsecured	1	1	—	2
Wholesale	1,545	788	24	2,357
– corporate and commercial	1,510	778	24	2,312
– non-bank financial institutions	35	10	—	45
At 31 Dec 2023	1,633	915	24	2,572
Allowance for ECL
Personal	(4)	(39)	—	(43)
– first lien residential mortgages	(4)	(39)	—	(43)
– guaranteed loans in respect of residential property	—	—	—	—
– other personal lending which is secured	—	—	—	—
– credit cards	—	—	—	—
– other personal lending which is unsecured	—	—	—	—
Wholesale	(15)	(267)	(6)	(288)
– corporate and commercial	(14)	(263)	(6)	(283)
– non-bank financial institutions	(1)	(4)	—	(5)
At 31 Dec 2023	(19)	(306)	(6)	(331)

Gross carrying amount
Personal	29	32	—	61
– first lien residential mortgages	24	27	—	51
– other personal lending which is secured	3	4	—	7
– credit cards	1	—	—	1
– other personal lending which is unsecured	1	1	—	2
Wholesale	1,816	726	—	2,542
– corporate and commercial	1,804	722	—	2,526
– non-bank financial institutions	12	4	—	16
At 31 Dec 2022	1,845	758	—	2,603
Allowance for ECL
Personal	(2)	(4)	—	(6)
– first lien residential mortgages	(2)	(4)	—	(6)
– other personal lending which is secured	—	—	—	—
– credit cards	—	—	—	—
– other personal lending which is unsecured	—	—	—	—
Wholesale	(25)	(252)	—	(277)
– corporate and commercial	(24)	(252)	—	(276)
– non-bank financial institutions	(1)	—	—	(1)
At 31 Dec 2022	(27)	(256)	—	(283)

HSBC Bank plc	74

Risk review

Wholesale lending
This section provides further details on the major countries and industries comprising wholesale loans and advances to customers and banks. Product granularity is also provided by stage with geographical data presented for loans and advances to customers and banks, loans and other credit-related commitments and financial guarantees.
The table below provides a breakdown by industry sector and stage of the group’s gross carrying amount and allowances for ECL for wholesale loans and advances to banks and customers.
Counterparties or exposures are classified when presenting comparable economic characteristics, or engaged in similar activities so that their collective ability to meet contractual obligations is uniformly affected by changes in economic, political or other conditions. Therefore, the industry classification does not adhere to Nomenclature des Activités Économiques dans la Communauté Européenne (‘NACE’), which is applicable to other financial regulatory reporting.

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	42,982	5,981	1,773	32	50,768	(48)	(98)	(673)	(6)	(825)
– agriculture, forestry and fishing	299	7	28	—	334	(1)	—	(9)	—	(10)
– mining and quarrying	584	157	162	—	903	(1)	(3)	—	—	(4)
– manufacture	8,267	1,465	348	—	10,080	(6)	(17)	(123)	—	(146)
– electricity, gas, steam and air-conditioning supply	1,254	98	69	—	1,421	(2)	(1)	(6)	—	(9)
– water supply, sewerage, waste management and remediation	359	42	5	—	406	—	—	(4)	—	(4)
– construction and real estate	4,470	464	192	26	5,152	(11)	(11)	(55)	(6)	(83)
– wholesale and retail trade, repair of motor vehicles and motorcycles	9,118	689	186	1	9,994	(5)	(6)	(107)	—	(118)
– transportation and storage	2,085	969	151	—	3,205	(2)	(7)	(101)	—	(110)
– accommodation and food	758	174	38	—	970	(2)	(5)	(11)	—	(18)
– publishing, audiovisual and broadcasting	3,400	262	28	—	3,690	(3)	(15)	(16)	—	(34)
– professional, scientific and technical activities	4,841	844	322	5	6,012	(6)	(12)	(157)	—	(175)
– administrative and support services	5,032	358	115	—	5,505	(6)	(7)	(56)	—	(69)
– public administration and defence, compulsory social security	4	—	—	—	4	—	—	—	—	—
– education	23	3	1	—	27	—	—	—	—	—
– health and care	91	4	5	—	100	—	—	(2)	—	(2)
– arts, entertainment and recreation	61	36	3	—	100	—	(1)	(1)	—	(2)
– other services	1,196	289	70	—	1,555	(3)	(2)	(23)	—	(28)
– activities of households	1	—	—	—	1	—	—	—	—	—
– extra-territorial organisations and bodies activities	1	—	—	—	1	—	—	—	—	—
– government	1,123	109	50	—	1,282	—	—	(2)	—	(2)
– asset-backed securities	15	11	—	—	26	—	(11)	—	—	(11)
Non-bank financial institutions	11,927	530	323	—	12,780	(7)	(10)	(138)	—	(155)
Loans and advances to banks	14,256	116	—	—	14,372	(1)	—	—	—	(1)
At 31 Dec 2023	69,165	6,627	2,096	32	77,920	(56)	(108)	(811)	(6)	(981)
By geography
UK	32,334	2,229	648	25	35,236	(11)	(45)	(258)	(6)	(320)
France	24,264	2,669	1,148	6	28,087	(27)	(40)	(447)	—	(514)
Germany	5,129	913	121	—	6,163	(2)	(16)	(40)	—	(58)
Other countries	7,438	816	179	1	8,434	(16)	(7)	(66)	—	(89)
At 31 Dec 2023	69,165	6,627	2,096	32	77,920	(56)	(108)	(811)	(6)	(981)

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	59,282	4,883	226	3	64,394	(12)	(18)	(20)	—	(50)
Financial	59,760	2,536	17	—	62,313	(3)	(4)	(1)	—	(8)
At 31 Dec 2023	119,042	7,419	243	3	126,707	(15)	(22)	(21)	—	(58)
By geography
Europe	119,042	7,419	243	3	126,707	(15)	(22)	(21)	—	(58)
– of which: UK	27,612	4,704	13	3	32,332	(5)	(14)	(1)	—	(20)
– of which: France	81,739	1,405	77	—	83,221	(5)	(3)	(7)	—	(15)
– of which: Germany	5,896	915	111	—	6,922	(1)	(5)	—	—	(6)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

75	HSBC Bank plc

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	46,671	6,479	1,851	3	55,004	(40)	(123)	(774)	—	(937)
– agriculture, forestry and fishing	166	20	29	—	215	—	(1)	(12)	—	(13)
– mining and quarrying	943	1	—	—	944	(2)	—	—	—	(2)
– manufacture	9,963	1,228	317	2	11,510	(7)	(13)	(78)	—	(98)
– electricity, gas, steam and air- conditioning supply	1,838	165	78	—	2,081	(1)	(1)	(6)	—	(8)
– water supply, sewerage, waste management and remediation	208	6	5	—	219	—	—	(4)	—	(4)
– construction	571	107	47	—	725	(1)	(3)	(14)	—	(18)
– wholesale and retail trade, repair of motor vehicles and motorcycles	8,397	645	178	1	9,221	(4)	(6)	(114)	—	(124)
– transportation and storage	2,980	1,418	157	—	4,555	(6)	(13)	(56)	—	(75)
– accommodation and food	668	209	46	—	923	(2)	(5)	(11)	—	(18)
– publishing, audiovisual and broadcasting	3,292	90	36	—	3,418	(2)	(1)	(14)	—	(17)
– real estate	3,955	784	199	—	4,938	(5)	(16)	(124)	—	(145)
– professional, scientific and technical activities	2,568	564	211	—	3,343	(2)	(12)	(95)	—	(109)
– administrative and support services	8,177	957	312	—	9,446	(7)	(38)	(173)	—	(218)
– public administration and defence, compulsory social security	33	—	—	—	33	—	—	—	—	—
– education	30	4	3	—	37	—	—	(1)	—	(1)
– health and care	153	25	88	—	266	—	(1)	(49)	—	(50)
– arts, entertainment and recreation	86	70	5	—	161	—	(2)	(2)	—	(4)
– other services	1,330	38	76	—	1,444	(1)	—	(19)	—	(20)
– activities of households	3	—	—	—	3	—	—	—	—	—
– extra-territorial organisations and bodies activities	39	—	—	—	39	—	—	—	—	—
– government	1,255	137	64	—	1,456	—	—	(2)	—	(2)
– asset-backed securities	16	11	—	—	27	—	(11)	—	—	(11)
Non-bank financial institutions	11,709	723	268	—	12,700	(2)	(7)	(102)	—	(111)
Loans and advances to banks	16,673	414	65	—	17,152	(6)	(21)	(16)	—	(43)
At 31 Dec 2022	75,053	7,616	2,184	3	84,856	(48)	(151)	(892)	—	(1,091)
By geography
UK	36,885	2,187	825	—	39,897	(15)	(47)	(309)	—	(371)
France	25,940	3,331	850	2	30,123	(16)	(67)	(435)	—	(518)
Germany	5,197	1,155	313	—	6,665	—	(21)	(107)	—	(128)
Other countries	7,031	943	196	1	8,171	(17)	(16)	(41)	—	(74)
At 31 Dec 2022	75,053	7,616	2,184	3	84,856	(48)	(151)	(892)	—	(1,091)

Total wholesale lending for loans and other credit-related commitments and financial guarantees[1] by stage distribution (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	63,605	8,012	239	—	71,856	(13)	(29)	(39)	—	(81)
Financial	56,080	1,707	2	—	57,789	(1)	(5)	—	—	(6)
At 31 Dec 2022	119,685	9,719	241	—	129,645	(14)	(34)	(39)	—	(87)
By geography
Europe	119,685	9,719	241	—	129,645	(14)	(34)	(39)	—	(87)
– of which: UK	29,090	3,665	59	—	32,814	(9)	(17)	(7)	—	(33)
– of which: France	75,886	2,796	38	—	78,720	(2)	(5)	(14)	—	(21)
– of which: Germany	10,748	2,749	100	—	13,597	(1)	(11)	—	—	(12)
1    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

HSBC Bank plc	76

Risk review

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
Depending on its form, collateral can have a significant financial effect in mitigating our exposure to credit risk. Where there is sufficient collateral, an expected credit loss is not recognised. This is the case for reverse repurchase agreements and for certain loans and advances to customers where the loan to value (‘LTV’) is very low.
Mitigants may include a charge on borrowers’ specific assets, such as real estate or financial instruments. Other credit risk mitigants include short positions in securities and financial assets held as part of linked insurance/investment contracts where the risk is predominantly borne by the policyholder. Additionally, risk may be managed by employing other types of collateral and credit risk enhancements, such as second charges, other liens and unsupported guarantees. Guarantees are normally taken from corporates and export credit agencies. Corporates would normally provide guarantees as part of a parent/ subsidiary relationship and span a number of credit grades. The export credit agencies will normally be investment grade.
Certain credit mitigants are used strategically in portfolio management activities. While single name concentrations arise in portfolios managed by Global Banking and Corporate Banking, it is only in Global Banking that their size requires the use of portfolio level credit mitigants. Across Global Banking, risk limits and utilisations, maturity profiles and risk quality are monitored and managed proactively. This process is key to the setting of risk appetite for these larger, more complex, geographically distributed customer groups. While the principal form of risk management continues to be at the point of exposure origination, through the lending decision-making process, Global Banking also utilises loan sales and credit default swap (‘CDS’) hedges to manage concentrations and reduce risk.
These transactions are the responsibility of a dedicated Global Banking portfolio management team. Hedging activity is carried out within agreed credit parameters, and is subject to market risk limits and a robust governance structure. Where applicable, CDSs are entered into directly with a central clearing house counterparty. Otherwise, our exposure to CDS protection providers is diversified among mainly banking counterparties with strong credit ratings.
CDS mitigants are held at portfolio level and are not included in the expected credit loss calculations. CDS mitigants are not reported in the following tables.
Collateral on loans and advances
Collateral held is analysed separately for commercial real estate and for other corporate, commercial and financial (non-bank) lending. The following tables include off-balance sheet loan commitments, primarily undrawn credit lines.
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
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV figures use open market values with no adjustments. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 127.

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

77	HSBC Bank plc

Wholesale lending – other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries/territories (by stage)
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	%	%	%	%	%
Not collateralised	115,898	10,983	1,617	6	128,504	—	1.0	43.8	—	0.7
Fully collateralised by LTV ratio	8,709	908	101	—	9,718	0.1	1.2	23.8	—	0.4
– less than 50%	2,221	342	41	—	2,604	0.2	1.5	24.4	—	0.7
– 51% to 75%	1,830	196	29	—	2,055	0.1	1.0	20.7	—	0.4
– 76% to 90%	336	149	13	—	498	—	0.7	38.5	—	1.2
– 91% to 100%	4,322	221	18	—	4,561	—	1.8	22.2	—	0.2
Partially collateralised (A): LTV > 100%	3,709	821	404	1	4,935	0.1	0.5	12.1	—	1.1
– collateral value on A	2,963	595	135	1	3,694
Total at 31 Dec 2023	128,316	12,712	2,122	7	143,157	—	1.0	36.8	—	0.7
of which: UK
Not collateralised	42,157	5,901	622	—	48,680	—	0.9	38.7	—	0.6
Fully collateralised by LTV ratio	4,464	168	11	—	4,643	—	—	27.3	—	0.1
– less than 50%	654	119	6	—	779	—	—	16.7	—	0.1
– 51% to 75%	1,031	47	3	—	1,081	—	—	—	—	—
– 76% to 90%	33	—	2	—	35	—	—	100.0	—	5.7
– 91% to 100%	2,746	2	—	—	2,748	—	—	—	—	—
Partially collateralised (B): LTV > 100%	229	19	7	—	255	—	—	42.9	—	1.2
– collateral value on B	150	—	2	—	152
Total UK at 31 Dec 2023	46,850	6,088	640	—	53,578	—	0.9	38.6	—	0.6
of which: France
Not collateralised	59,349	2,634	715	6	62,704	—	1.1	53.8	—	0.7
Fully collateralised by LTV ratio	2,110	341	26	—	2,477	0.1	1.2	15.4	—	0.4
– less than 50%	1,047	146	12	—	1,205	0.1	0.7	16.7	—	0.3
– 51% to 75%	614	115	4	—	733	0.2	0.9	25.0	—	0.4
– 76% to 90%	87	19	8	—	114	—	—	12.5	—	0.9
– 91% to 100%	362	61	2	—	425	—	3.3	50.0	—	0.7
Partially collateralised (C): LTV > 100%	3,038	787	390	1	4,216	—	0.4	10.0	—	1.0
– collateral value on C	2,418	583	129	1	3,131
Total France at 31 Dec 2023	64,497	3,762	1,131	7	69,397	—	1.0	37.8	—	0.7
of which: Germany
Not collateralised	8,949	1,603	173	—	10,725	—	1.1	20.8	—	0.5
Fully collateralised by LTV ratio	624	113	12	—	749	—	0.9	25.0	—	0.5
– less than 50%	—	—	—	—	—	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—	—	—	—	—
– 91% to 100%	624	113	12	—	749	—	0.9	25.0	—	0.5
Partially collateralised (D): LTV > 100%	—	—	—	—	—	—	—	—	—	—
– collateral value on D	—	—	—	—	—
Total Germany at 31 Dec 2023	9,573	1,716	185	—	11,474	—	1.1	21.1	—	0.5

HSBC Bank plc	78

Risk review

Wholesale lending – other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries/territories (by stage)
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	%	%	%	%	%
Not collateralised	117,166	13,074	1,795	2	132,037	—	0.9	40.3	—	0.7
Fully collateralised by LTV ratio	10,444	1,132	80	—	11,656	0.1	1.5	26.3	—	0.4
– less than 50%	2,456	515	26	—	2,997	0.2	1.7	23.1	—	0.7
– 51% to 75%	3,321	272	6	—	3,599	0.1	1.5	33.3	—	0.2
– 76% to 90%	354	4	11	—	369	—	—	36.4	—	1.1
– 91% to 100%	4,313	341	37	—	4,691	—	1.2	21.6	—	0.3
Partially collateralised (A): LTV > 100%	4,542	509	172	—	5,223	0.1	1.4	23.8	—	1.0
– collateral value on A	3,664	426	125	—	4,215
Total at 31 Dec 2022	132,152	14,715	2,047	2	148,916	—	1.0	38.4	—	0.7
of which: UK
Not collateralised	46,080	4,219	673	—	50,972	—	0.8	31.2	—	0.5
Fully collateralised by LTV ratio	6,300	327	10	—	6,637	0.1	1.2	10.0	—	0.1
– less than 50%	1,643	224	2	—	1,869	0.2	0.4	—	—	0.2
– 51% to 75%	2,161	84	3	—	2,248	—	3.6	33.3	—	0.2
– 76% to 90%	234	2	2	—	238	—	—	—	—	—
– 91% to 100%	2,262	17	3	—	2,282	—	—	—	—	—
Partially collateralised (B): LTV > 100%	169	23	11	—	203	—	—	27.3	—	1.5
– collateral value on B	77	13	3	—	93
Total UK at 31 Dec 2022	52,549	4,569	694	—	57,812	—	0.8	30.8	—	0.5
of which: France
Not collateralised	53,960	4,581	668	2	59,211	—	1.0	57.9	—	0.8
Fully collateralised by LTV ratio	2,146	239	12	—	2,397	—	1.7	33.3	—	0.3
– less than 50%	491	122	7	—	620	—	0.8	28.6	—	0.6
– 51% to 75%	1,050	69	2	—	1,121	—	1.4	50.0	—	0.2
– 76% to 90%	36	1	1	—	38	—	—	—	—	—
– 91% to 100%	569	47	2	—	618	—	4.3	50.0	—	0.3
Partially collateralised (C): LTV > 100%	3,797	472	159	—	4,428	0.1	1.5	23.3	—	1.0
– collateral value on C	3,128	405	122	—	3,655
Total France at 31 Dec 2022	59,903	5,292	839	2	66,036	—	1.1	51.0	—	0.8
of which: Germany
Not collateralised	11,577	3,269	348	—	15,194	—	0.9	28.7	—	0.9
Fully collateralised by LTV ratio	809	228	24	—	1,061	—	0.9	29.2	—	0.8
– less than 50%	—	—	—	—	—	—	—	—	—	—
– 51% to 75%	—	—	—	—	—	—	—	—	—	—
– 76% to 90%	—	—	—	—	—	—	—	—	—	—
– 91% to 100%	809	228	24	—	1,061	—	0.9	29.2	—	0.8
Partially collateralised (D): LTV > 100%	—	—	—	—	—	—	—	—	—	—
– collateral value on D	—	—	—	—	—
Total Germany at 31 Dec 2022	12,386	3,497	372	—	16,255	—	0.9	28.8	—	0.9

Other credit risk exposures
In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below:
–Some securities issued by governments, banks and other financial institutions benefit from additional credit enhancement provided by government guarantees that cover the assets;
–Debt securities issued by banks and financial institutions include asset-backed securities ('ABSs') and similar instruments which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of credit default swap (‘CDS’) protection;
–Trading loan and advances mainly pledged against cash collaterals are posted to satisfy margin requirements. There is limited credit risk on trading loans and advances since in the event of default of the counterparty these would be set off against the related liability. Reverse repos and stock borrowings are by their nature collateralised.
Collateral accepted as security that the group is permitted to sell or repledge under these arrangements is described on page 163 of the financial statements.
–The group’s maximum exposure to credit risk includes financial guarantees and similar contracts granted; as well as loan and other credit-related commitments. Depending on the terms of the arrangement, we may use additional credit mitigation if a guarantee is called upon or a loan commitment is drawn and subsequently defaults.
For further information on these arrangements, see Note 31 on the financial statements.
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
The counterparty risk from derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the fair value is known as the credit valuation adjustment (‘CVA’).
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

79	HSBC Bank plc

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

Total personal lending for loans and advances to customers at amortised costs by stage distribution
	Gross Carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
By portfolio
First lien residential mortgages	4,915	1,029	193	6,137	(14)	(15)	(63)	(92)
– of which: interest only (including offset)	820	292	27	1,139	—	(1)	(11)	(12)
– affordability including ARMs	221	4	—	225	(1)	(1)	—	(2)
Other personal lending	6,532	341	21	6,894	(6)	(2)	(8)	(16)
– guaranteed loans in respect of residential property	5,497	314	11	5,822	—	—	—	—
– Other personal lending which is secured	756	19	1	776	(1)	—	—	(1)
– credit cards	121	4	1	126	(2)	(1)	(1)	(4)
– Other personal lending which is unsecured	129	3	8	140	(3)	(1)	(7)	(11)
– motor vehicle finance	29	1	—	30	—	—	—	—
– IPO Loans	—	—	—	—	—	—	—	—
– second lien residential mortgages	—	—	—	—	—	—	—	—
At 31 Dec 2023	11,447	1,370	214	13,031	(20)	(17)	(71)	(108)
By geography
UK1	1,810	818	13	2,641	(2)	(2)	(3)	(7)
France	5,811	356	37	6,204	—	(1)	(15)	(16)
Germany	116	14	—	130	—	—	—	—
Other countries	3,710	182	164	4,056	(18)	(14)	(53)	(85)
At 31 Dec 2023	11,447	1,370	214	13,031	(20)	(17)	(71)	(108)

Total personal lending for loans and other credit-related commitments and financial guarantees[2] by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK	330	2	2	334	—	—	—	—
France	517	24	1	542	—	—	—	—
Germany	—	—	—	—	—	—	—	—
Other countries	431	3	—	434	—	—	—	—
At 31 Dec 2023	1,278	29	3	1,310	—	—	—	—
1    Includes primarily first lien residential mortgages in Channel Islands and Isle of Man.
2    Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

Total personal lending for loans and advances to customers at amortised costs by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
By portfolio
First lien residential mortgages	4,155	511	81	4,747	(7)	(7)	(22)	(36)
– of which: interest only (including offset)	878	53	30	961	—	(1)	(12)	(13)
– affordability including ARMs	353	6	—	359	(1)	(1)	—	(2)
Other personal lending	1,138	104	24	1,266	(2)	(8)	(9)	(19)
– guaranteed loans in respect of residential property	—	—	—	—	—	—	—	—
– Other personal lending which is secured	982	70	9	1,061	(1)	(4)	(2)	(7)
– credit cards	61	23	7	91	—	(2)	—	(2)
– Other personal lending which is unsecured	95	11	8	114	(1)	(2)	(7)	(10)
At 31 Dec 2022	5,293	615	105	6,013	(9)	(15)	(31)	(55)
By geography
UK1	3,090	482	13	3,585	(2)	(9)	(3)	(14)
France	50	3	36	89	—	—	(17)	(17)
Germany	163	32	—	195	—	—	—	—
Other countries	1,990	98	56	2,144	(7)	(6)	(11)	(24)
At 31 Dec 2022	5,293	615	105	6,013	(9)	(15)	(31)	(55)

HSBC Bank plc	80

Risk review

Total personal lending for loans and other credit-related commitments and financial guarantees[2] by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK	875	11	2	888	—	—	—	—
France	637	32	3	672	—	—	—	—
Germany	155	57	—	212	—	—	—	—
Other countries	357	9	1	367	—	—	—	—
At 31 Dec 2022	2,024	109	6	2,139	—	—	—	—
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
The collateral valuation excludes any adjustments for obtaining and selling the collateral and, in particular, loans shown as not collateralised or partially collateralised may also benefit from other forms of credit mitigants.

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage
(Audited)
	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	%	%	%	%
Fully collateralised by LTV ratio	5,019	1,011	125	6,155	0.3	1.2	22.4	0.9
– less than 50%	2,320	448	59	2,827	0.2	0.9	15.3	0.6
– 51% to 70%	1,753	352	28	2,133	0.2	1.1	21.4	0.7
– 71% to 80%	594	121	11	726	0.5	1.7	27.3	1.1
– 81% to 90%	271	59	15	345	0.7	1.7	33.3	2.3
– 91% to 100%	81	31	12	124	1.2	3.2	41.7	5.6
Partially collateralised (A): LTV > 100%	77	19	68	164	—	15.8	52.9	23.8
– collateral value on A	33	16	54	103
Total at 31 Dec 2023	5,096	1,030	193	6,319	0.3	1.5	33.2	1.5
of which: UK
Fully collateralised by LTV ratio	1,752	814	10	2,576	—	—	10.0	—
– less than 50%	863	354	9	1,226	—	—	11.1	0.1
– 51% to 70%	559	295	1	855	—	—	—	—
– 71% to 80%	179	96	—	275	—	—	—	—
– 81% to 90%	102	48	—	150	—	—	—	—
– 91% to 100%	49	21	—	70	—	—	—	—
Partially collateralised (B): LTV > 100%	9	1	—	10	—	—	—	—
– collateral value on B	3	1	—	4
Total UK at 31 Dec 2023	1,761	815	10	2,586	—	—	10.0	—
of which: France
Fully collateralised	280	36	6	322	—	—	16.7	0.3
– less than 50%	108	17	5	130	—	—	—	—
– 51% to 70%	126	15	—	141	—	—	—	—
– 71% to 80%	30	3	—	33	—	—	—	—
– 81% to 90%	14	1	—	15	—	—	—	—
– 91% to 100%	2	—	1	3	—	—	100.0	33.3
Partially collateralised (C): LTV > 100%	4	—	14	18	—	—	64.3	50.0
– collateral value on C	4	—	14	18
Total France at 31 Dec 2023	284	36	20	340	—	—	50.0	2.9

81	HSBC Bank plc

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage (continued)
(Audited)
	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	%	%	%	%
Fully collateralised by LTV ratio	4,340	510	65	4,915	0.1	1.4	16.9	0.5
– less than 50%	2,199	203	46	2,448	0.1	1.5	13.0	0.4
– 51% to 70%	1,482	196	14	1,692	0.4	3.0	42.2	0.5
– 71% to 80%	442	66	3	511	0.2	1.5	33.3	0.6
– 81% to 90%	202	39	1	242	—	—	—	0.4
– 91% to 100%	15	6	1	22	—	—	100.0	4.5
Partially collateralised (A): LTV > 100%	50	1	16	67	—	—	68.8	16.4
– collateral value on A	10	1	—	11
Total at 31 Dec 2022	4,390	511	81	4,982	0.1	1.4	27.2	0.7
of which: UK
Fully collateralised by LTV ratio	2,376	428	10	2,814	—	0.5	10.0	0.1
– less than 50%	1,255	151	9	1,415	—	0.7	11.1	0.1
– 51% to 70%	849	173	1	1,023	0.2	1.1	—	0.2
– 71% to 80%	198	60	—	258	—	—	—	—
– 81% to 90%	63	38	—	101	—	—	—	—
– 91% to 100%	11	6	—	17	—	—	—	—
Partially collateralised (B): LTV > 100%	11	1	—	12	—	—	—	—
– collateral value on B	6	1	—	7
Total UK at 31 Dec 2022	2,387	429	10	2,826	—	0.5	10.0	0.1
of which: France
Fully collateralised	3	—	7	10	—	—	14.3	10.0
– less than 50%	3	—	—	3	—	—	—	—
– 51% to 70%	—	—	6	6	—	—	—	—
– 71% to 80%	—	—	—	—	—	—	—	—
– 81% to 90%	—	—	—	—	—	—	—	—
– 91% to 100%	—	—	1	1	—	—	100.0	100.0
Partially collateralised (C): LTV > 100%	—	—	16	16	—	—	62.5	62.5
– collateral value on C	—	—	—	—
Total France at 31 Dec 2022	3	—	23	26	—	—	47.8	42.3
Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension and insurance risk.
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
Our approach to treasury management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, to meet regulatory requirements.
Our policy is underpinned by our risk management framework. The risk management framework incorporates a number of measures aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, structural and transactional foreign exchange risk, and interest rate risk in the banking book.
For further details, refer to our Pillar 3 Disclosures at 31 December 2023.

Treasury risk management
Key developments in 2023
–Following high-profile banking failures in the first quarter of 2023, we reviewed our liquidity monitoring and metric assumptions as part of our internal liquidity adequacy assessment process ('ILLAP') cycle to ensure they continued to cover observed and emerging risks.
–Effective July 2023, the Bank of England’s Financial Policy Committee doubled the UK countercyclical capital buffer rate from 1% to 2%, in line with the usual 12‑month implementation lag. The change increased our CET1 requirement by approximately 0.3 percentage point.
–We further stabilised our net interest income against a backdrop of fluctuating interest rate expectations as the trajectory of inflation for major economies was reassessed.
–We acquired HBBM in October 2023 to better align the HSBC Group corporate structure with management responsibilities. This was partially funded by equity issuance to HSBC Holdings plc.
–Asset de-risking remained a focus for our pension plans over 2023 and we have worked with the fiduciaries of the plans to implement a number of de-risking strategies over the year. These have included improving the hedging position of our German plans by reducing the exposure to movements in interest rates and transitioning to lower risk investment strategies for two of our smaller plans enabling them to become better positioned to cope with future volatility.
–We completed the sale of our retail banking operations in France in January 2024.

HSBC Bank plc	82

Risk review

Governance and structure
The Chief Risk Officer is the accountable risk steward for all treasury risks. The Chief Financial Officer is the risk owner for all treasury risks, with the exception of pension risk which is co-owned with the regional heads of Performance & Reward.
Capital risk, liquidity risk, interest rate risk in the banking book, structural foreign exchange risk and transactional foreign exchange risk are the responsibility of the Executive Committee and the Risk Committee. Treasury actively manages these risks on an ongoing basis, supported by the Asset and Liability Management Committee (‘ALCO’) and local ALCOs, overseen by Treasury Risk Management.
Pension risk is overseen by the Pension Risk Management Meeting.
Capital, liquidity and funding risk management processes
Assessment and risk appetite
Our capital management policy is supported by a global capital management framework. The framework sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and the leverage ratio. Our internal capital adequacy assessment process (‘ICAAP’) is an assessment of the group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and Group risk. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The group’s ICAAP supports the determination of the capital risk appetite and target ratios, as well as enabling the assessment and determination of capital requirements by regulators. Subsidiaries prepare ICAAPs in line with global guidance, while considering their local regulatory regimes to determine their own risk appetites and ratios.
HSBC Holdings provides our MREL, including equity and non-equity capital. These investments are funded by HSBC Holdings’ own equity capital and MREL-eligible debt. MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure. In line with the HSBC Group's existing structure and business model, HSBC has three resolution groups – the European resolution group (of which HSBC Bank plc forms part), the Asian resolution group and the US resolution group.
We aim to ensure that management has oversight of our liquidity and funding risks at group and entity level through robust governance, in line with our risk management framework. We manage liquidity and funding risk in accordance with globally consistent policies, procedures and reporting standards.
We are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through our ILAAP, which ensures that we have robust strategies, policies, processes and systems for the identification, measurement, management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the setting of risk tolerance and risk appetite. It also assesses our capability to manage liquidity and funding effectively. These metrics are set and managed locally but are subject to robust global review and challenge to ensure consistency of approach and application of the HSBC Group’s policies and controls.
Planning and performance
Capital and RWA plans form part of the annual financial resource plan that is approved by the Board. Capital and RWA forecasts are submitted to the ALCO on a monthly basis, and capital and RWAs are monitored and managed against the plan. The responsibility for global capital allocation principles rests with the HSBC Group Chief Financial Officer, supported by the HSBC Group Capital Management Meeting. This is a specialist forum addressing capital management, reporting into Holdings ALCO.
Through our internal governance processes, we seek to strengthen discipline over our investment and capital allocation decisions, and to ensure that returns on investment meet management’s objectives. The group’s strategy is to allocate capital to businesses and entities to support growth objectives where returns above internal hurdle levels have been identified and in order to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure and a related economic profit measure.
Funding and liquidity plans also form part of the financial resource plan. The Board-level appetite measures are the liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’), together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-looking funding assessments and other key measures.
Risks to capital and liquidity
Outside the stress testing framework, other risks may be identified that have the potential to affect our RWAs, capital and/or liquidity position. Downside and Upside scenarios are assessed against our management objectives, and mitigating actions are assigned as necessary. We closely monitor future regulatory developments and continue to evaluate the impact of these upon our capital and liquidity requirements, particularly those related to the UK’s implementation of the outstanding measures to be implemented from the Basel III reforms (‘Basel 3.1‘).
Regulatory developments
In November 2022, the PRA consulted on the implementation of Basel III Reforms (‘Basel 3.1’) in the UK. In September 2023, it announced that the implementation date of Basel 3.1 would be delayed by six months to 1 July 2025. In December 2023, the PRA published near-final rules in relation to the market risk, credit valuation adjustment, counterparty credit risk and operational risk elements of the package, together with information on the planned review of the Pillar 2 framework. The PRA intends to publish the near-final rules on the remaining parts, namely credit risk, the output floor and reporting and disclosure, in the second quarter of 2024.
We continue to assess the impact of the proposed rules, noting that the output floor is not expected to apply to HSBC Bank plc on either a solo or consolidated basis. Our subsidiaries will be subject to Basel 3.1 rules, including potentially the output floor, as determined by their local regulators.
Regulatory reporting processes and controls
The quality of regulatory reporting remains a key priority for management and regulators. We are progressing with a comprehensive programme to strengthen our processes, improve consistency and enhance controls across regulatory reports.
The ongoing programme of work focuses on our material regulatory reports and is being phased over a number of years. This programme includes data enhancement, transformation of the reporting systems and an uplift to the control environment over the report production process.
While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery planning
The group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, input into global business performance measures through tangible equity allocation, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing by the PRA and Bank of England. Our subsidiaries may also be subject to supervisory stress tests, including by the European Banking Authority and the European Central Bank.

83	HSBC Bank plc

The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the ICAAP and ILAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators inform the setting of regulatory minimum ratios and buffers.
We maintain recovery plans for the group and material entities, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers. They also set out the framework and governance arrangements to support restoring the group to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-specific stress or systemic market-wide issues. Our recovery plans provide detailed actions that management would consider taking in a stress scenario should our position deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure that we can stabilise our financial position and recover from financial losses in a stress environment.
The HSBC Group, including HSBC Bank plc, also has capabilities, resources and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators. The HSBC Group and the BoE publicly disclosed the status of HSBC’s progress against the BoE’s Resolvability Assessment Framework in June 2022, following the submission of HSBC’s inaugural resolvability self-assessment in October 2021. The HSBC Group has continued to enhance its resolvability capabilities since this time and submitted its second self-assessment in October 2023. A subsequent update was provided to the BoE in January 2024. Further public disclosure by the HSBC Group and the BoE as to HSBC’s progress against the Resolvability Assessment Framework will be made in June 2024.
Overall, our recovery and resolution planning helps safeguard the group’s financial and operational stability. The HSBC Group is committed to further developing its recovery and resolution capabilities, including in relation to the Bank of England’s Resolvability Assessment Framework.
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
The following measures are used by Treasury to monitor and control interest rate risk in the banking book including:
–Net Interest Income ('NII') sensitivity and banking net interest income ('BNII') sensitivity
–Economic Value of Equity ('EVE') Sensitivity; and
–Non-Trading Value at Risk ('VaR').
Net interest income and Banking Net Interest Income ('BNII') sensitivity
A principal part of our management of non-traded interest rate risk is to monitor the sensitivity of expected Net Interest Income (NII) under varying interest rate scenarios (simulation modelling), where all other economic variables are held constant. This monitoring is undertaken at an entity level. HSBC Bank plc calculates both one-year and five-year NII sensitivities across a range of interest rate scenarios.
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
During 2023, we introduced an additional metric to measure and manage the sensitivity of our income to interest rate shocks. In addition to Net Interest Income Sensitivity, we now also monitor Banking Net Interest Income Sensitivity. HSBC has a significant quantity of Trading Book assets that are funded by Banking Book liabilities and the NII sensitivity measure does not include the sensitivity of the internal transfer income from this funding. Banking net interest income sensitivity includes an adjustment on top of NII sensitivity to reflect this. Going forwards, this will be our primary metric for monitoring and management of net interest income sensitivity.
As at 31 December 2023, the 12 month BNII sensitivity for the bank to an immediate 100bps parallel shock to interest rates is £96m for an upwards shock, and £(96)m for a downwards shock. This assessment is based on a static balance sheet with no management actions, a 50% pass-on assumption on certain interest bearing deposits and excludes pensions.
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
–Interest rates –Credit spreads
Risk measure	Value at risk | Sensitivity | Stress testing

Non-trading portfolios
Value at risk of the non-trading portfolios
(Audited)
The non-trading VaR in 2023 was driven by interest rate risk in the banking book arising from Markets Treasury and ALCM book positions. The non-trading VaR averaged £29m this year, with the low of £16.9m coming in Q1, and high in Q2 at £37.4m.
Throughout 2023, markets remained volatile, driven by continued geopolitical events and the shifting of the path of central bank interest rate hikes and the terminal Central Bank's rate expectations, driven by changing economic growth and inflation outlooks. During the first half of the year, the non-trading VaR trended upwards into the month of May as the Markets Treasury business took advantage of the higher yield environment, increasing G3 sovereign bond holdings, on an outright basis in Q2 contributing to a peak in the non-trading VaR of £37.4m. During the second half of the year the VaR remained steady over the period to end the year at £32.7m as Markets Treasury actively managed risk within their limits.

HSBC Bank plc	84

Risk review

Daily VaR (non-trading portfolios), 99% 1 day (£m)

The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 1 day
(Audited)
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Balance at 31 Dec 2023	32.0	7.6	(6.8)	32.7
Average	28.8	8.3	(8.1)	29.0
Maximum	40.0	13.3	—	37.4
Minimum	14.5	6.1	—	16.9

Balance at 31 Dec 2022	17.1	7.2	(5.6)	18.6
Average	26.3	6.7	(5.0)	28.0
Maximum	39.7	11.9	—	40.9
Minimum	16.3	4.2	—	17.8
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
Structural foreign exchange exposures
Structural foreign exchange exposures arise from net assets or capital investments in foreign operations, together with any associated hedging. A foreign operation is defined as a subsidiary, associate, joint arrangement or branch where the activities are conducted in a currency other than that of the reporting entity. An entity’s functional reporting currency is normally that of the primary economic environment in which the entity operates.
Exchange differences on structural exposures are recognised in other comprehensive income (‘OCI’). We use the pound sterling as our presentation currency in our consolidated financial statements. Therefore, our consolidated balance sheet is affected by exchange differences between the pound sterling and all the other functional currencies of underlying foreign operations.
Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our most constraining capital ratio is largely protected from the effect of changes in exchange rates. For capital efficiency reasons, we rely on net investment hedges held at HSBC Holdings plc level to manage our structural foreign exchange positions.
For further details of our structural foreign exchange exposures, see page 88.

Transaction foreign exchange exposures
Transactional foreign exchange risk arises primarily from day-to-day transactions in the banking book generating profit and loss or FVOCI reserves in a currency other than the reporting currency of the operating entity. Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and Securities Services with the exception of limited residual foreign exchange exposure arising from timing differences or for other reasons. Transactional foreign exchange exposure generated through OCI reserves is managed by the Markets Treasury business within agreed limits.
Pension risk management processes
HSBC provides future pension benefits on a defined contribution basis from many of its European operations. However, there remain future defined benefit pensions provided in the region.
Pension plans are run by local fiduciaries in line with local legislative requirements. The largest pension plan is the HSBC Germany Pension Scheme which is regulated by the German Company Benefits Act (Gesetz zur Verbesserung der betrieblichen Altersversorgung – Betriebsrentengesetz – BetrAVG).

85	HSBC Bank plc

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
In defined benefit pension plans, the level of pension benefit is known. Therefore, the level of contributions required by HSBC will vary due to a number of risks, including:
–investments delivering a return below that required to provide the projected plan benefits;
–the prevailing economic environment leading to corporate failures, thus triggering write-downs in asset values (both equity and debt);
–a change in either interest rates or inflation, causing an increase in the value of the plan liabilities; and
–plan members living longer than expected (known as longevity risk).
Pension risk is assessed using an economic capital model that takes into account potential variations in these factors.
The impact of these variations on both pension assets and pension liabilities are assessed using a 1-in-200-year stress test. Scenario analysis and other stress tests are also used to support pension risk management.
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

Capital risk in 2023
Capital overview

Capital adequacy metrics
	At
	31 Dec	31 Dec
	2023	2022[1,2]
Risk-weighted assets ('RWAs') (£m)
Credit risk	61,983	66,887
Counterparty credit risk	17,066	17,981
Market risk	15,525	16,826
Operational risk	12,875	11,547
Total RWAs	107,449	113,241
Capital on a transitional basis (£m)
Common equity tier 1 ('CET1') capital	19,230	18,411
Tier 1 capital	23,124	22,304
Total capital	37,131	35,414
Capital ratios on a transitional basis (%)
Common equity tier 1	17.9	16.3
Total tier 1	21.5	19.7
Total capital ratio	34.6	31.3
Leverage ratio (fully phased-in)
Tier 1 capital (£m)	23,124	22,304
Total leverage ratio exposure measure (£m)	455,852	416,814
Leverage ratio (%)	5.1	5.4
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2     From November 2023, we reverted to the on-shored UK version of closely correlated currency list (CIR(EU) 2019/2091) from the previously applied EBA list (CIR(EU) 2021/249). Comparative data have been re-presented.
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

HSBC Bank plc	86

Risk review

Own funds

Own funds disclosure
(Audited)
		At
		31 Dec	31 Dec
		2023	2022
Ref*		£m	£m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves
1	Capital instruments and the related share premium accounts	1,801	1,217
	– ordinary shares	1,801	1,217
2,3	Retained earnings, accumulated other comprehensive income (and other reserves)[1]	17,886	19,414
5	Minority interests (amount allowed in consolidated CET1)	77	72
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	742	(1,459)
6	Common equity tier 1 capital before regulatory adjustments[1]	20,506	19,244
28	Total regulatory adjustments to common equity tier 1	(1,276)	(833)
29	Common equity tier 1 capital[1]	19,230	18,411
36	Additional tier 1 capital before regulatory adjustments	3,941	3,942
43	Total regulatory adjustments to additional tier 1 capital	(47)	(49)
44	Additional tier 1 capital	3,894	3,893
45	Tier 1 capital[1]	23,124	22,304
51	Tier 2 capital before regulatory adjustments	14,403	13,559
57	Total regulatory adjustments to tier 2 capital	(396)	(449)
58	Tier 2 capital	14,007	13,110
59	Total capital[1]	37,131	35,414
*    The references identify the lines prescribed in the template, that are applicable and where there is a value.
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
At 31 December 2023, our common equity tier 1 ('CET1') capital ratio increased to 17.9% from 16.3% at 31 December 2022. The key drivers of the increase in our CET1 ratio were:
–a 0.9 percentage point increase from RWA reduction due to balance sheet reductions and upstream risk parameter refinements mainly in corporate lending and overdraft, further supplemented by favourable FX movements.
–a 0.9 percentage point increase from capital generation through profits and issuance of share capital net of dividend payment.
–a (0.2) percentage point decrease from unfavourable FX movement and other movements in own funds.
Throughout 2023, we complied with the PRA's regulatory capital adequacy requirements, including those relating to stress testing.
Risk-weighted assets

RWA movement by key driver
Total RWAs
£m
RWAs at 1 Jan 2023[1]	113,241
Asset size	(698)
Asset quality	(760)
Model updates	(339)
Methodology and policy	(2,476)
Acquisitions, disposals and transfers	2,285
Foreign exchange movement	(3,804)
Total RWA movement	(5,792)
RWAs at 31 Dec 2023	107,449
1     From November 2023, we reverted to the on-shored UK version of closely correlated currency list (CIR(EU) 2019/2091) from the previously applied EBA list (CIR(EU) 2021/249). Comparative data have been re-presented.

RWAs decreased by £(5.8)bn during the year, including a decrease of £(3.8)bn due to favourable foreign currency translation differences.
Asset size
Asset size decreased by £(0.7)bn driven mainly by a decrease in Credit risk RWAs by £(2.2)bn due to balance sheet reductions mainly in corporate lending and due to management initiatives. This was further supplemented by a Market risk RWAs fall of £(0.5)bn due to lower structural foreign exchange exposures. This was partially offset by the Operational Risk RWA increase by £1.1bn mainly driven by higher average revenue in the annual recalculation of operational risk and a £0.9bn increase in Counterparty Credit Risk RWA driven by an increase in cash exposures and the Securities Financing Transactions portfolio.
Asset quality
The £(0.8)bn decrease in RWAs is mainly due to portfolio mix changes in Credit Risk and Counterparty Credit Risk.
Model updates
The £(0.3)bn decrease in RWAs is mainly due to implementation of a new Incremental Risk Charge model in Market Risk. This was further supplemented by a decrease in Credit Risk driven by a change in approach to report multilateral development banks' exposures under the STD method, partially offset by an increase due to implementation of the new Retail EAD model.
Acquisitions and disposals
The £2.3bn increase is mainly due to the acquisition of HBBM and PBLU, which was offset by a £(0.4)bn decrease due to strategic disposals including the sale of our branch operations in Greece.
Methodology and policy
The £(2.5)bn decrease was primarily driven by RWA initiatives and risk parameter refinements in Credit Risk and Counterparty Credit Risk.

87	HSBC Bank plc

Leverage ratio
Our leverage ratio was 5.1% at 31 December 2023, down from 5.4% at 31 December 2022. The increase in leverage exposure is primarily due to growth in the balance sheet, which led to a fall by 0.5 percentage points in the leverage ratio. This is partly offset by a rise of 0.2 percentage points due to an increase in the tier 1 capital.

Leverage ratio
	At
	31 Dec	31 Dec
	2023	2022
	£bn	£bn
Tier 1 capital	23,124	22,304
Total leverage ratio exposure	455,852	416,814
	%	%
Leverage ratio	5.1	5.4
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 31 December 2023 is published on our website, www.hsbc.com/investors.
Structural foreign exchange exposures
The group’s structural foreign currency exposure is represented by the net assets or capital investments in subsidiaries, branches, joint arrangements or associates, the functional currencies of which are currencies other than the sterling.
For our policies and procedures for managing structural foreign exchange exposures, see page 85 of the ‘Risk management’ section.

Net structural foreign exchange exposures
	2023	2022
	£m	£m
Currency of structural exposure
Euro	10,117	9,387
US Dollars	1,482	1,062
South African Rand	287	287
Armenian dram	118	116
Israeli New Shekel	107	85
Others, each less than £100m	192	188
At 31 Dec	12,303	11,125
Liquidity and funding risk in 2023
Liquidity coverage ratio
The LCR aims to ensure that a bank has sufficient unencumbered HQLA to meet its liquidity needs in a 30-calendar-day liquidity stress scenario. HQLA consist of cash or assets that can be converted into cash at little or no loss of value in markets.
At 31 December 2023, all the group’s principal operating entities were within the LCR risk tolerance level established by the Board and applicable under the LFRF.

LCR[1,2]
	At
	31 Dec	31 Dec
	2023	2022
	%	%
HSBC Bank plc	148	143

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
At 31 December 2023, all the group’s principal operating entities were within the NSFR risk tolerance level established by the Board and applicable under the LFRF.

NSFR[1]
	At
	31 Dec	31 Dec
	2023	2022
	%	%
HSBC Bank plc	116	115
Depositor concentration and term funding maturity concentration
The LCR and NSFR metrics assume a stressed outflow based on a portfolio of depositors within each depositor segment. To ensure the validity of these assumptions in the sense that the deposit base is sufficiently diversified, the depositor concentration is monitored on an ongoing basis.
In addition to this, operating entities monitor the term funding maturity concentration metric to ensure they are not overly exposed to term funding concentration of wholesale market counterparts by the current maturity profile in any defined period.
Liquid assets
The table below shows the weighted liquidity value of assets categorised as liquid, which is used for the purposes of calculating the LCR metric. This reflects the stock of unencumbered liquid assets at the reporting date, using the regulatory definition of liquid assets.

Liquid assets[2]
	At Estimated liquidity value	At Estimated liquidity value
	31 Dec 2023	31 Dec 2022
	£m	£m
HSBC Bank plc
Level 1	88,678	93,500
Level 2a	8,699	5,726
Level 2b	6,051	3,270
1     The LCR and NSFR ratios presented in this table are based on average value. The LCR is the average of the preceding 12 months. The NSFR is the average of preceding quarters. Prior period numbers have been restated for consistency.
2     In December 2022, a strategic data enhancement for HSBC Bank plc was implemented which resulted in a reclassification of some securities. This reclassification drove a reduction in total High Quality Liquid Assets and corresponding LCR as of 31 December 2022. Prior period numbers have been restated for consistency.

HSBC Bank plc	88

Risk review

Sources of funding
Our primary sources of funding are customer current accounts, repo and wholesale securities.
The following ‘Funding sources and uses’ table provides a consolidated view of how our balance sheet is funded, and should be read in light of the LFRF, which requires operating entities to manage liquidity and funding risk on a stand-alone basis.
The table analyses our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented at other balance sheet lines. In 2023, the level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed in liquid assets, cash and balances with central banks and financial investments, as required by the LFRF.

Funding sources and uses for the group
	2023	2022[1]		2023	2022[1]
	£m	£m		£m	£m
Sources			Uses
Customer accounts	222,941	215,948	Loans and advances to customers	75,491	72,614
Deposits by banks	22,943	20,836	Loans and advances to banks	14,371	17,109
Repurchase agreements – non-trading	53,416	32,901	Reverse repurchase agreements – non-trading	73,494	53,949
Debt securities in issue	13,443	7,268	Cash collateral, margin and settlement accounts	52,154	51,858
Cash collateral, margin and settlement accounts	53,094	60,385	Assets held for sale	20,368	21,214
Liabilities of disposal groups held for sale	20,684	24,711	Trading assets	100,696	79,878
Subordinated liabilities	14,920	14,528	– reverse repos	8,510	8,729
Financial liabilities designated at fair value	32,545	27,282	– stock borrowing	8,713	5,627
Insurance contract liabilities	20,595	20,004	– other trading assets	83,473	65,522
Trading liabilities	42,276	41,265	Financial investments	46,368	32,604
– repos	7,929	8,213	Cash and balances with central banks	110,618	131,433
– stock lending	2,190	1,773	Other balance sheet assets	209,410	255,987
– other trading liabilities	32,157	31,279	At 31 Dec	702,970	716,646
Total equity	24,505	23,233
Other balance sheet liabilities	181,608	228,285
At 31 Dec	702,970	716,646
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
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

The group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure
	2023	2022
	£bn	£bn
Commitments to conduits
Multi-seller conduits[1]
– total lines	3.6	3.7
– largest individual lines	0.2	0.2
Securities investment conduits – total lines	1.0	1.3
Commitments to customers
– five largest [2]	3.5	3.7
– largest market sector[3]	14.4	13.3
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

89	HSBC Bank plc

Summary of assets available to support potential future funding and collateral needs (on- and off-balance sheet)
	2023	2022
	£m	£m
Total on-balance sheet assets at 31 Dec	702,970	717,353
Less:
– reverse repo/stock borrowing receivables and derivative assets	(264,834)	(293,543)
– other assets that cannot be pledged as collateral	(59,134)	(51,974)
Total on-balance sheet assets that can support funding and collateral needs at 31 Dec	379,002	371,836
Add: off-balance sheet assets
– fair value of collateral received in relation to reverse repo/stock borrowing/derivatives that is available to sell or repledge	224,836	180,233
Total assets that can support future funding and collateral needs	603,838	552,069
Less:
– on-balance sheet assets pledged	(97,077)	(98,124)
– re-pledging of off-balance sheet collateral received in relation to reverse repo/stock borrowing/derivatives	(175,100)	(136,777)
Assets available to support funding and collateral needs at 31 Dec	331,661	317,168
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
Key developments in 2023
There were no material changes to our policies and practices for the management of market risk in 2023.
Market risk governance
(Audited)
The following diagram summarises the main business areas where trading market risks reside, and the market risk measures used to monitor and limit exposures.

Risk types	Trading risk
–Foreign exchange and commodities –Interest rates –Credit spreads –Equities
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
We use a range of tools to monitor and limit market risk exposures including sensitivity analysis, VaR, and stress testing.
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
The VaR models for trading portfolios are predominantly based on historical simulation. The VaR is calculated at a 99% confidence level for a one-day holding period. Where we do not calculate VaR explicitly, we use alternative tools like Stress Testing.
The VaR models derive plausible future scenarios from past series of recorded market rates and prices, taking into account inter-relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.
The historical simulation models used incorporate the following features:
–Historical market rates and prices are calculated with reference to foreign exchange rates and commodity prices, interest rates, equity prices and the associated volatilities;
–Potential market movements utilised for VaR are calculated with reference to data from the past two years; and
–VaR measures are calculated to a 99% confidence level and use a one-day holding period.
The nature of the VaR models means that an increase in observed market volatility will most likely lead to an increase in VaR without any changes in the underlying positions.

HSBC Bank plc	90

Risk review

VaR model limitations
Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
–the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;
–the use of a holding period assumes that all positions can be liquidated or the risks offset during that period. This may not fully reflect the market risk arising at times of severe illiquidity, when the holding period may be insufficient to liquidate or hedge all positions fully;
–the use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence; and
–VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.
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
Stress testing is implemented at legal entity, regional and overall HSBC Group levels. A standard set of scenarios is utilised consistently across all regions within the HSBC Group. Scenarios are tailored to capture the relevant events or market movements at each level. The risk appetite around potential stress losses for the group is set and monitored against referral limits.
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
Trading portfolios
Back-testing
We routinely validate the accuracy of our VaR models by back-testing the VaR metric against both actual and hypothetical profit and loss. Hypothetical profit and loss excludes non-modelled items such as fees, commissions and revenue of intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business. The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model performance and to consider whether enhanced internal monitoring of a VaR model is required. We back-test our VaR at set levels of our HSBC Group entity hierarchy.
Defined benefit pension plans
Market risk also arises within the Bank’s defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows. Refer to the Pension risk management processes section on page 85 for additional information.
Market risk in 2023
During 2023, global financial markets were mainly driven by the inflation outlook, interest rates expectations and recession risks, coupled with banking distress in March and rising geopolitical tensions in the Middle East from October. Major central banks maintained restrictive monetary policies and bond markets experienced a volatile year. After rising significantly in the second and third quarter, US treasury bond yields fell during 4Q23, as lower inflation pressures led markets to expect that key rates would be cut in 2024. The interest rates outlook was also a major driver of global equity markets performance, alongside resilient corporate earnings and sentiment in the technology sector. Developed markets’ equities advanced significantly amid low volatility, while emerging markets performance was more subdued. In foreign exchange markets, the US dollar fluctuated against other major currencies, mostly in line with the Fed policy and bond yields expectations. Investor sentiment remained resilient in credit markets. High-yield and investment-grade credit spreads were narrow in general, as fears of contagion in the banking sector in 1Q23 abated and economic growth remained resilient throughout 2023.
We continued to manage market risk prudently during 2023. Sensitivity exposures and VaR remained within appetite as the business pursued its core market-making activity in support of our customers. Market risk was managed using a complementary set of risk measures and limits, including stress testing and scenario analysis.

Trading portfolios
Value at risk of the trading portfolios
(Audited)
The Trading VaR predominantly resides within Markets Securities Services where it amounted to £25.4m as of 31 December 2023 compared with £31.2m as of 31 December 2022. The Trading VaR peaked at £55.4m in September owing to the sensitivity of the trading book to interest rates moves, coupled with a large volatility in the rates market. The lower than market expected inflation data in developed markets led to a general decrease of volatility from beginning of November; as a result, the Trading VaR decreased in the last two months of the year and remained fairly stable, ranging between £19m and £31.7m.

91	HSBC Bank plc

Daily VaR (trading portfolios), 99% 1 day (£m)
.
The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
(Audited)
	Foreign exchange ('FX') and commodity	Interest rate ('IR')	Equity ('EQ')	Credit Spread ('CS')	Portfolio Diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Balance at 31 Dec 2023	6.2	20.1	11.0	5.2	(17.0)	25.4
Average	11.4	25.8	10.0	9.2	(24.1)	32.3
Maximum	17.2	50.2	14.7	12.7	—	55.4
Minimum	5.6	13.8	7.8	5.2	—	19.0

Balance at 31 Dec 2022	7.5	26.4	13.6	8.6	(24.9)	31.2
Average	10.0	15.3	11.7	13.0	(22.8)	27.2
Maximum	21.5	49.2	17.1	22.9	—	60.0
Minimum	3.3	8.2	6.8	7.0	—	14.2
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
Back-Testing
In 2023, HSBC Bank plc did not experience any back-testing exceptions against the Hypothetical P&L and Actual P&L.

Climate Risk
Overview
Our Climate risk approach is aligned to the framework outlined by the Taskforce for Climate-related Financial Disclosures (‘TCFD’), which identifies two primary drivers of climate risk:
–physical risk, which arises arising from the increased frequency and severity of extreme weather events, such as hurricanes and floods, or chronic gradual shifts in weather patterns or sea level rise; and
–transition risk, which arises from the process of moving to a net zero economy, including changes in government policy and legislation, technology, market demand, and reputational implications triggered by a change in stakeholder expectations, action or inaction.
In addition to these primary drivers of climate risk we have also identified the following thematic issues related to climate risk which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks.
–net zero alignment risk, which arises from the risk of HSBC Group failing to meet its net zero commitments or failing to meet external expectations related to net zero, impacting HSBC Bank plc, because of inadequate ambition and/or plans, poor execution, or inability to adapt to changes in external environment; and
–the risk of greenwashing, which arises from the act of knowingly or unknowingly making inaccurate, unclear, misleading or unsubstantiated claims regarding sustainability to our stakeholders.
Approach
We recognise that the physical impacts of climate change and the transition to net zero economy can create significant financial risks for the companies, investors and the financial system. HSBC Bank plc may be affected by climate risks either directly or indirectly through our relationships with our customers and through macro impacts on the economies we serve, which could result in both financial and non-financial impacts.
Our climate risk approach aims to effectively manage the material climate risks that could impact our operations, financial performance and stability, and reputation. It is informed by the evolving expectations of our regulators.
We remain aligned with HSBC Group, in developing our climate risk capabilities across our business, by prioritizing sectors, portfolios and counterparties with the highest impacts.

HSBC Bank plc	92

Risk review

We continue to make progress in enhancing our climate risk capabilities and recognise it is a long-term iterative process.
We aim to regularly review our approach to increase coverage and incorporate maturing data, climate analytics capabilities, frameworks and tools as well as respond to emerging industry best practice and climate risk regulations.
This includes updating our approach to reflect how the risks associated with climate change continue to evolve in the real world, and maturing how we embed climate risk factors into strategic planning, transactions and decision making across our businesses.
In 2023, the HSBC Group refreshed their assessment of how climate risk may impact HSBC taxonomy risk types, with the assessment focusing on a 12-month time horizon. It also considers additional short term (up to 2025), medium term (2026 - 2035) and long term (2036 - 2050) time horizons. The assessment is refreshed annually, and results may change as our understanding of climate risk and how it impacts HSBC evolves.
Climate risk management
Key developments in 2023
Our climate risk programme continues to support the development of our climate risk management capabilities, expanding the scope of climate-related training and developing new climate risk metrics to monitor and manage exposures. We enhanced our internal scenario analysis through improvements of our use of customer transition plans data.
We have enhanced and expanded the use of a client transition engagement questionnaire to better understand our exposure to the highest transition risk sectors and we continue to engage with our customers to understand and support their transition away from high carbon activities.
While the HSBC Group have made progress in enhancing our climate risk framework, further work remains. This includes the need to develop additional metrics and tools to measure our exposure to climate-related risks, and to incorporate these tools within decision making.
Governance and structure
The group's Board takes overall responsibility for our ESG strategy, overseeing executive management in developing the approach, execution and associated reporting.
We continue to aim to deepen our understanding of the drivers of climate risk as well as aim to manage our exposure. The Environmental Risk Oversight Forum (formerly the Climate Risk Oversight Forum) oversees risk activities relating to climate and sustainability risk management, including the transition and physical risks from climate change.
The Europe Reputational Risk Committee considers climate-related matters arising from customers, transactions and third parties that either present a serious potential reputational risk to HSBC Bank plc (or the HSBC Group) or merit a decision to ensure a consistent approach to reputational risk management across the regions, global businesses and global functions.
The group's Risk Management Meeting and Risk Committee receive regular updates on our climate risk profile and progress of our climate risk programme.
Risk appetite
Our climate risk appetite forms part of the HSBC Group’s risk appetite statement and supports the business in delivering our net zero ambition effectively and sustainably.
Our climate risk appetite statement is approved and overseen by the Board. It is supported by risk appetite metrics and tolerance thresholds. We have also defined additional key management information metrics. Both the risk appetite statement and key management information metrics are reported on a quarterly basis for oversight by the HSBC Bank plc Risk Management Meeting and the HSBC Bank plc Risk Committee receive regular updates on our climate risk profile and progress of our climate risk programme.

Challenges
Whilst HSBC Group have continued to develop our climate risk framework, our remaining challenges include:
–The diverse range of data sources and data structures needed for climate related reporting drives data accuracy and reliability risks.
–Data limitations on customer assets and supply chains, and methodology gaps, which hinder our ability to assess physical risks accurately.
–Data gaps on customer emissions and transition plan and methodology gaps, which limit our ability to assess transition risks accurately.
–Limitations in our management of net zero alignment risk is due to known and unknown factors, including the limited accuracy and reliability of data, merging methodologies, and the need to develop new tools to better inform decision making.
Resilience Risk
Overview
Resilience risk is the risk that we are unable to provide critical services to our customers, affiliates and counterparties as a result of sustained and significant operational disruption. Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Key developments in 2023
The Operational and Resilience Risk sub-function seeks to provide robust Risk Steward oversight of the management of risk by our businesses, functions and legal entities. This includes effective and timely independent challenge and expert advice. During the year, we carried out a number of initiatives to seek to keep pace with geopolitical, regulatory and technology changes and to strengthen the management of resilience risk:
–We focused on enhancing our understanding of our risk and control environment, by updating our risk taxonomy and control libraries, including Change Execution risk, and refreshing risk and control assessments.
–We have continued to monitor geopolitical events, such as the Russia-Ukraine and Israel-Hamas wars, for any potential impact they may have on our colleagues and operations.
–We have strengthened the way third-party risk is overseen and managed across all non-financial risks and have enhanced our processes, framework and reporting capabilities to improve the control and oversight of our material third parties by our global businesses and functions in the region.
–We provided analysis and easy-to-access risk and control information and metrics to enable management to focus on non-financial risks in their decision making and appetite setting.
Governance and structure
The Enterprise Risk Management target operating model provides a globally consistent view across resilience risks, strengthening our risk management oversight while operating effectively as part of a simplified non-financial risk structure.
We view resilience risk across seven sub-risk types related to: third party risk; technology and cyber security risk; transaction processing risk; business interruption and incident risk; data risk; change execution risk; and facilities availability, safety and security risk.
Risk appetite and key escalations for resilience risk are reported to the group's Risk Management Meeting, chaired by the Europe Chief Risk Officer, with an escalation path to the HSBC Group Risk Management Meeting and HSBC Group Risk Committee.
Key risk management process
Operational resilience is our ability to anticipate, prevent, adapt, respond to, recover and learn from operational disruption while minimising customer and market impact. Resilience is determined by assessing whether we are able to continue to provide our important business services, within an agreed level. This is achieved via day-to-day oversight and periodic and ongoing assurance, such as deep dive

93	HSBC Bank plc

reviews and controls testing, which may result in challenges being raised to the business by risk stewards. Further challenge is also raised in the form of our risk steward opinion papers to formal governance, at least four times a year. We accept we will not be able to prevent all disruption but we must prioritise investment to continually improve the response and recovery strategies for our important business services.
Business operations continuity
We continue to monitor the Israel-Hamas war and remain ready to take measures to help ensure business continuity should the situation require. There has been no significant impact to our services in nearby markets where the group operates. However in light of potential disruption, businesses and functions in these and nearby markets are reviewing existing plans and responses to minimise any impact.
Cybersecurity Risk
Overview
The threat of cyber-attacks remains a concern for our organisation, as it does across the financial sector and other industries. As cyber-attacks continue to evolve, failure to protect our operations may result in the loss of sensitive data, disruption for our customers and our business, or financial loss. This could have a negative impact on our customers and our reputation, among other risks.
We continue to monitor ongoing geopolitical events and changes to the cyber threat landscape and take proactive measures with the aim to reduce any impact to our customers.
We invest in business and technical controls to help prevent, detect, and mitigate cyber threats. Our cybersecurity controls follow a ’defence in depth’ approach, making use of multiple security layers, recognising the complexity of our environment. Our ability to detect and respond to attacks through round-the-clock security operations centre capabilities is intended to help reduce the impact of attacks.
We have a cyber intelligence and threat analysis team, which proactively collects and analyses internal and external cyber information to continuously evaluate threat levels for the most prevalent attack types and their potential outcomes. We actively participate in the broader cyber intelligence community, including by sharing technical expertise in investigations, alongside others in the financial services industry and government agencies around the world.
Key developments in 2023
We have continued to work with our suppliers, financial infrastructure bodies and other non-traditional third parties, in an effort to help reduce the threat of cyber-attacks impacting our business services. We have a third-party security risk management process in place to assess, identify and manage the risks associated with cybersecurity threats to our third-party relationships. The process includes risk-based cybersecurity due diligence reviews that assess third parties’ cybersecurity programmes against our standards and requirements.
In 2023, we further strengthened our cyber defences and enhanced our cybersecurity capabilities with the objective to help reduce the likelihood and impact of unauthorised access, security vulnerabilities being exploited, data leakage, third-party security exposure, and advanced malware. These defences build upon a proactive data analytical approach to help identify advanced targeted threats and malicious behaviour.
Governance and structure
We operate a three lines of defence model, aligned to the enterprise risk management framework, to help ensure oversight and challenge of our cybersecurity capabilities and priorities. In the first line of defence, we have risk owners within global businesses and functions who are accountable for identifying and managing cyber risk. They work with cybersecurity control owners to apply the appropriate risk treatment in line with our risk appetite. Our controls are designed to be executed in line with our policies and are reviewed and challenged by our risk stewards representing the second line of defence.They are independently assured by the Global Internal Audit function, the third line of defence.
The assessment and management of our cybersecurity risks across the HSBC Group is led and coordinated by a Global Chief Information Security Officer, supported by regional and business level chief information security officers. Our regional chief information security officer covering Europe and the UK has extensive experience in financial services, security and resilience as well as in strategy, governance, risk management and regulatory compliance. In the event of incidents, the Global Chief Information Security Officer and relevant supporting information security officers are informed by our security operations team and are engaged in alignment with our cybersecurity incident response protocols.
Key risk management processes
We have a robust suite of cybersecurity policies, procedures, and key controls designed to help ensure that the organisation is well managed, with effective oversight and control. This includes but is not limited to defined information security responsibilities for employees, contractors, and third parties, as well as standard procedures for cyber incident identification, investigation, mitigation, and reporting.
Key performance indicators, control effectiveness, and other matters related to cybersecurity, including significant cyber incidents, are presented on a regular basis to various management risk and control committees, including to the Board, the Risk Management Meeting, and across global businesses, functions, and regions. This is done to facilitate ongoing awareness and management of our cybersecurity position.
Our cybersecurity capabilities are regularly assessed against the National Institute of Standards and Technology (NIST) framework by independent third parties and we proactively collaborate with regulators to participate in regular testing activities. In addition, HSBC engages external independent third parties to support our penetration and threat-led penetration testing, which help to identify our vulnerabilities to cyber threats and test our security resilience.
Cyber training and awareness
We understand the important role our people play in protecting against cybersecurity threats. Our mission is to equip every colleague with the appropriate tools and behaviours they need to keep our organisation and customers’ data safe. We provide cybersecurity training and awareness to our people, ranging from our top executives to IT developers to front-line relationship managers around the world.
We host an annual cyber awareness month for all colleagues, covering topics such as online safety at home, social media safety, safe hybrid working, and cyber incidents and response. Our dedicated cybersecurity training and awareness team provides a wide range of education and guidance to both customers and our colleagues about how to spot and prevent online fraud.
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
Key developments in 2023
The dedicated programme to embed our updated purpose-led conduct approach has concluded. Work to map applicable regulations to our risks and controls continued in 2023 alongside adoption of new tooling to support enterprise-wide horizon scanning for new regulatory obligations and to manage our regulatory reporting inventories. Climate risk has been integrated into regulatory compliance policies and processes, with enhancements being made to the Product Governance Framework and controls in order to ensure the effective consideration of Climate risk, in particular Greenwashing.
In July 2023, the FCA rules and guidance for the new Consumer Duty became effective setting higher expectations for the standard of care firms give to consumers. The rules require that firms consider the needs, characteristics, and objectives of their customers and how

HSBC Bank plc	94

Risk review

they behave at every stage of the customer journey. As well as enhancing processes to ensure delivery of good retail customer outcomes, the firm has implemented measures to evidence how those outcomes are being met.
Governance and structure
The Compliance function has now been restructured and integrated into a combined Risk and Compliance function. In Europe, a new Chief Compliance Officer has been appointed responsible for all Regulatory and Financial Crime Compliance teams across the region. Regulatory Compliance and Financial Crime teams in all markets and lines of business continue to work to identify and manage regulatory and financial crime compliance risks across the region. They also work together and with all relevant stakeholders to ensure we achieve good conduct outcomes and provide enterprise-wide support on the Compliance risk agenda in collaboration with the regional Risk function.
Key risk management processes
The Europe Regulatory Conduct function is engaged in setting policies, standards and risk appetite to guide the management of regulatory compliance risks. It also devises clear frameworks and support processes to mitigate such risks. The capability provides oversight, review and challenge to the Country Chief Compliance Officers and their teams to help them identify, assess and mitigate regulatory compliance risks, where required. The regulatory compliance risk policies are regularly reviewed. Policies and procedures require the prompt identification and escalation of any actual or potential regulatory breach. Relevant reportable events are escalated to the HSBC Bank plc RMM and to the HSBC Group Risk Committee, as appropriate.
Conduct of business
Our purpose-led conduct approach aims to guide us to do the right thing and to focus on the impact we have on our customers and the financial markets in which we operate. It complements our purpose and values and – together with more formal policies and the tools we have to do our jobs – provides a clear path to achieving our purpose and delivering our strategy. For further information on our Purpose-led Conduct Approach, see www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct.
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
Key developments in 2023
We regularly review the effectiveness of our financial crime risk management framework, which includes continued consideration of the complex and dynamic nature of sanctions compliance and export control risk. We continued to respond to the economic sanctions and trade restrictions that have been imposed on Russia, including methods used to limit sanctions evasion.
We continued to make progress with several key financial crime risk management initiatives, including:
–We deployed our intelligence-led, dynamic risk assessment capability for customer account monitoring in additional entities and global businesses including in the UK, the Channel Islands and the Isle of Man.
–We deployed a next generation capability to increase our monitoring coverage on correspondent banking activity in France.
–We successfully introduced the required changes to our transaction screening capability to accommodate the global change to payment systems formatting under ISO20022 requirements.
–We made enhancements in response to the rapidly evolving and complex global payments landscape and refined our digital assets and currencies strategy.
Governance and Structure
The Financial Crime function has been restructured in 2023 as part of the continued effort to review the effectiveness of our governance framework to manage financial crime risk. The Regional Head of Financial Crime and HSBC Bank plc Money Laundering Reporting Officer reports now to the Chief Compliance Officer for Europe, while the HSBC Bank plc Risk Management Meeting retains oversight of matters relating to money laundering, fraud, bribery and corruption, tax evasion, sanctions and export control breaches, terrorist financing and proliferation financing.
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
We continue to assess the effectiveness of our end-to-end financial crime risk management framework, and invest in enhancing our operational control capabilities and technology solutions to deter and detect criminal activity. We have simplified our framework and consolidated previously separate financial crime policies into a single global financial crime policy to drive consistency and provide a more holistic assessment of financial crime risk. We further strengthened our financial crime risk taxonomy and control libraries and our monitoring capabilities through technology deployments. We developed more targeted metrics, and continued to seek to enhance our governance and reporting.
We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk, protecting the integrity of the financial system and the communities we serve. We participate in numerous public-private partnerships and information-sharing initiatives around the Europe region, including holding leadership positions in many. In 2023, our focus remained on measures to improve information sharing, including typologies of financial crime and highlighting key tools in the fight against it. Within the European Police agency, Europol, we maintained a presence, and lent our expertise to working groups, as well as advocacy teams focused on how financial crime risk management frameworks can deliver more effective outcomes in detecting and deterring criminal activity, including tackling evolving criminal behaviour such as fraud. We continued our engagement in the Joint Money Laundering Intelligence Task Force in the UK, particularly on sanctions matters.
Safeguarding the financial system
We have continued our efforts to combat financial crime and reduce its impact on our organisation, customers and the communities that we serve. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing.
We are committed to acting with integrity and have built a strong financial crime risk management framework across all global businesses and all countries and territories in which we operate. The

95	HSBC Bank plc

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
We continue to invest in new technology, including through the deployment of a capability to monitor correspondent banking activity, the enhancements to our fraud monitoring capability and our trade screening controls, and the application of machine learning to improve the accuracy and timeliness of our detection capabilities. Our adoption of these new technologies is expected to continue to enhance our ability to respond quickly to unusual activity and be more granular in our risk assessments. This will help us to protect our customers, shareholders, staff, the communities in which we operate and the integrity of the financial system on which we all rely, while providing actionable information to government authorities through our reporting.
Anti-bribery and anti-corruption
Our global Financial Crime policy requires that all activity must be: conducted without intent to bribe or corrupt; reasonable and transparent; considered to not be lavish nor disproportionate to the professional relationship; appropriately documented with business rationale; and authorised at an appropriate level of seniority. There were no concluded, nor live active, legal cases regarding bribery or corruption brought against HSBC or its employees in 2023. The policy requires that we identify and mitigate the risk of our customers and third parties committing bribery or corruption. We utilise anti-money laundering controls, including customer due diligence and transaction monitoring, to identify and mitigate the risk that our customers are involved in bribery or corruption. We perform a bribery risk assessment on all third parties, and impose risk-based controls on the third parties that expose us to bribery or corruption risk.
Model risk
Overview
Model risk is the risk of inappropriate or incorrect business decisions arising from the use of models that have been inadequately designed, implemented or used, or from models that do not perform in line with expectations and predictions.
Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Key developments in 2023
We are part of the HSBC's Global Model Risk Management Programme to enhance model risk oversight and controls to satisfy the regulatory requirements published by the PRA.
In addition, we enhanced our risk management in the following areas:
–In response to regulatory capital charges, we redeveloped, validated and submitted to the PRA and ECB our models for the internal ratings-based (‘IRB’) approach for credit risk, internal model method (‘IMM’) for counterparty credit risk and internal model approach (‘IMA’) for market risk. These new models have been built to enhanced standards using improved data as a result of investment in processes and systems. We have continued to improve our risk governance decision making, to ensure senior executives have appropriate oversight and visibility issues impacting model performance and compliance to regulatory requirements.
–We deployed new models impacted by changes to alternative rate setting mechanisms due to the Ibor transition.
–We initiated the development and validation of models impacted by the new Fundamental Review of Trading Book requirements.
–Our businesses and functions continue to be more involved in the prioritisation, development, and management of models, and hiring colleagues who have strong model risk skills. They also put an enhanced focus on key model risk drivers such as data quality and model methodology.
–We are proposing enhanced model risk appetite measures to support our businesses and functions in managing model risk more efficiently.
–We continued to support businesses in the programme of work related to climate risk and models using advanced analytics and machine learning, continue to be a critical areas of focus in coming years. We also enhanced governance standards and strengthened skills to increase the level of review and challenge provided.
–We continued the transformation of the Model Risk Management team, with further enhancements to the independent model validation processes, including new systems and working practices. Key senior hires were made during the year to lead the business areas and regions to strengthen oversight and expertise within the function.
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
Insurance manufacturing operations risk Overview
The key risks for our insurance manufacturing operations are market risks, in particular interest rate and equity, credit risks and insurance underwriting risks. These have a direct impact on the financial results and capital positions of the insurance operations. Liquidity risk, whilst significant in other parts of the bank, is less material for our insurance operations.
HSBC’s insurance business
We sell insurance products through a range of channels including our branches, insurance sales forces, direct channels and third-party distributors. The majority of sales are through an integrated bancassurance model that provides insurance products principally for customers with whom we have a banking relationship, although the proportion of sales though digital is increasing.
For the insurance products we manufacture, the majority of sales are savings, universal life and protection contracts.
We choose to manufacture these insurance products in HSBC subsidiaries based on an assessment of operational scale and risk appetite. Manufacturing insurance allows us to retain the risks and rewards associated with writing insurance contracts by keeping part of the underwriting profit and investment income within the HSBC Group.
Where we do not have the risk appetite or operational scale to be an effective insurance manufacturer, we engage with a small number of

HSBC Bank plc	96

Risk review

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
Insurance manufacturing operations risk management
Key developments in 2023
The insurance manufacturing subsidiaries follow the HSBC Group’s risk management framework. In addition, there are specific policies and practices relating to the risk management of insurance contracts, which have not changed materially over 2023. During the year, there was continued market volatility observed across interest rates, equity and credit markets and foreign exchange rates.
This was predominantly driven by geopolitical factors and wider inflationary concerns. One key area of risk management focus during 2023 was the implementation of the new accounting standard, IFRS 17 ‘Insurance Contracts’ (which became effective on 1 January 2023). Given the fundamental change the new accounting standard represented in insurance accounting, this change presented additional financial reporting and model risks for the HSBC Group which were managed via the IFRS 17 implementation project.
Governance
(Audited)
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the bank’s risk appetite and risk management framework, including the three lines of defence model. For details on the governance framework, see page 31. The HSBC Group Insurance Risk Management Meeting oversees the control framework globally and is accountable to the WPB Risk Management Meeting on risk matters relating to the insurance business.
The monitoring of the risks within the insurance operations is carried out by Insurance Risk teams. The Bank’s risk stewardship functions support the Insurance Risk teams in their respective areas of expertise.
Stress and scenario testing
(Audited)
Stress testing forms a key part of the risk management framework for the insurance business. We participate in local and HSBC Group-wide regulatory stress tests, including, as may be required from time to time, the Bank of England stress test of the banking system, HSBC's Group Internal Stresses, and individual country insurance regulatory stress tests. The results of these stress tests and the adequacy of management action plans to mitigate these risks are considered in the HSBC Bank plc ICAAP and the entities’ regulatory Own Risk and Solvency Assessments ('ORSAs'), which are produced by all material entities.
Management and mitigation of key risk types
Market risk
(Audited)
All our insurance manufacturing subsidiaries have market risk mandates and limits that specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk that they may retain. They manage market risk by using, among others, some or all of the techniques listed below, depending on the nature of the contracts written:
–We are able to adjust bonus rates to manage the liabilities to policyholders for products with participating features. The effect is that a significant portion of the market risk is borne by the policyholder.

–We use asset and liability matching where asset portfolios are structured to support projected liability cash flows. The Group manages its assets using an approach that considers asset quality, diversification, cash flow matching, liquidity, volatility and target investment return. We use models to assess the effect of a range of future scenarios on the values of financial assets and associated liabilities, and ALCOs employ the outcomes in determining how best to structure asset holdings to support liabilities.
–We use derivatives and other financial instruments to protect against adverse market movements.
–We design new products to mitigate market risk, such as changing the investment return sharing portion between policyholders and the shareholder.
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
Liquidity risk is less material for the insurance business. It is managed by cash flow matching and maintaining sufficient cash resources, investing in high credit-quality investments with deep and liquid markets, monitoring investment concentrations and restricting them where appropriate, and establishing committed contingency borrowing facilities.
Insurance manufacturing subsidiaries complete quarterly liquidity risk reports and an annual review of the liquidity risks to which they are exposed.
Insurance underwriting risk
Our insurance manufacturing subsidiaries primarily use the following frameworks and processes to manage and mitigate insurance underwriting risks:
–a formal approval process for launching new products or making changes to products;
–a product pricing and profitability framework, which requires initial and ongoing assessment of the adequacy of premiums charged on new insurance contracts to meet the risks associated with them;
–a framework for customer underwriting;
–reinsurance, which cedes risks to third-party reinsurers to keep risks within risk appetite, reduce volatility and improve capital efficiency; and
–oversight of expense and reserve risks by entity Financial Reporting Committees.

97	HSBC Bank plc

Insurance manufacturing operations risk in 2023
Measurement
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	Life Direct Participating and investment DPF contracts[2]	Life other[3]	Other contracts[4]	Shareholder assets and liabilities	Total
	£m	£m	£m	£m	£m
Financial assets	21,284	101	942	1,331	23,658
– trading assets
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13,101	78	935	776	14,890
– derivatives	92	—	—	5	97
– financial investments – at amortised cost	218	—	—	14	232
– financial investments at fair value through other comprehensive income	6,947	—	—	452	7,399
– other financial assets[5]	926	23	7	84	1,040
Insurance contract assets	—	41	—	—	41
Reinsurance contract assets	—	145	—	—	145
Other assets and investment properties	748	75	—	82	905
Total assets at 31 Dec 2023	22,032	362	942	1,413	24,749
Liabilities under investment contracts designated at fair value	—	—	1,002	—	1,002
Insurance contract liabilities	20,289	306	—	—	20,595
Reinsurance contract liabilities	—	33	—	—	33
Deferred tax	—	—	—	2	2
Other liabilities	—	—	—	1,966	1,966
Total liabilities at 31 Dec 2023	20,289	339	1,002	1,968	23,598
Total equity at 31 Dec 2023	—	—	—	1,151	1,151
Total liabilities and equity at 31 Dec 2023	20,289	339	1,002	3,119	24,749

Financial assets	20,623	93	883	1,156	22,755
– trading assets	—	—	—	—	—
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	11,562	85	883	634	13,164
– derivatives	232	—	—	11	243
– financial investments – at amortised cost	298	—	—	20	318
– financial investments at fair value through other comprehensive income	7,497	—	—	394	7,891
– other financial assets[5]	1,034	8	—	97	1,139
Insurance contract assets	—	43	—	—	43
Reinsurance contract assets	—	121	—	—	121
Other assets and investment properties	726	13	—	131	870
Total assets at 31 Dec 2022[1]	21,349	270	883	1,287	23,789
Liabilities under investment contracts designated at fair value	—	—	944	—	944
Insurance contract liabilities	19,719	285	—	—	20,004
Reinsurance contract liabilities	—	33	—	—	33
Deferred tax	—	—	—	—	—
Other liabilities	—	—	—	1,837	1,837
Total liabilities at 31 Dec 2022[1]	19,719	318	944	1,837	22,818
Total equity at 31 Dec 2022[1]	—	—	—	971	971
Total liabilities and equity at 31 Dec 2022[1]	19,719	318	944	2,808	23,789
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    ‘Life direct participating and investment DPF’ contracts are substantially measured under the variable fee approach measurement model.
3    ‘Life other’ contracts are measured under the general measurement model and mainly includes protection insurance contracts as well as reinsurance contracts. The reinsurance contracts primarily provide diversification benefits over the life direct participating and investment discretionary participation feature (’DPF’) contracts.
4    ‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
5    'Other financial assets' comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting the bank’s capital or profit. Market factors include interest rates, equity and growth assets, credit spreads and foreign exchange rates.
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

HSBC Bank plc	98

Risk review

interest assets with a proportion allocated to other asset classes, to provide customers with the potential for enhanced returns.
DPF products expose the bank to the risk of variation in asset returns, which will impact our participation in the investment performance. In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by the bank. Amounts are held against the cost of such guarantees, calculated by stochastic modelling in the larger entities. The cost of such guarantees are generally not material and form part of insurance fulfilment cash flows.
For unit-linked contracts, market risk is substantially borne by the policyholder, but some market risk exposure typically remains as fees earned are related to the market value of the linked assets.
Sensitivities
(Audited)
The following table provides the impacts on the contractual service margin, profit after tax and equity of our insurance manufacturing subsidiaries from reasonably possible effects of changes in selected interest rate, equity price and growth assets scenarios for the year.
These sensitivities are prepared in accordance with current IFRS Accounting Standards and are based on changing one assumption at a time with other variables being held constant which in practice could be correlated. All policies and underline investments are in respective functional currencies, no material exposure to FX change.
Due in part to the impact of the cost of guarantees and hedging strategies, which may be in place, the relationship between the contractual service margin, profit after tax and total equity and the risk factors is non-linear. Therefore, the results disclosed should not be extrapolated to measure sensitivities to different levels of stress. For the same reason, the impact of the stress is not necessarily symmetrical on the upside and downside. The sensitivities are stated before allowance for management actions, which may mitigate the effect of changes in the market environment. The sensitivities presented allow for adverse changes in policyholder behaviour that may arise in response to changes in market rates.
The method used for deriving sensitivity information and significant variables did not change from the previous period.

Sensitivity of the group's insurance manufacturing subsidiaries to market risk factors[3]
	2023			2022[1]
	Effect on profit after tax	Effect on CSM	Effect on total equity	Effect on profit after tax	Effect on CSM	Effect on total equity
	£m	£m	£m	£m	£m	£m
+100 basis point parallel shift in yield curves	1	5	(25)	4	29	(22)
– Insurance & Reinsurance Contracts	6	8	6	7	29	7
– Financial Instruments	(5)	(3)	(31)	(3)	—	(29)
–100 basis point parallel shift in yield curves	(8)	(59)	18	(13)	(109)	13
– Insurance & Reinsurance Contracts	(13)	(62)	(13)	(16)	(109)	(16)
– Financial Instruments	5	3	31	3	—	29
+100 basis point shift in credit spreads	(3)	(34)	(30)	(3)	(30)	(29)
– Insurance & Reinsurance Contracts	(2)	(34)	(2)	(2)	(30)	(2)
– Financial Instruments	(1)	—	(28)	(1)	—	(27)
–100 basis point shift in credit spreads	4	36	31	4	57	30
– Insurance & Reinsurance Contracts	3	36	3	3	57	3
– Financial Instruments	1	—	28	1	—	27
10% increase in growth assets[2]	32	65	32	26	78	26
– Insurance & Reinsurance Contracts	6	65	6	4	78	4
– Financial Instruments	26	—	26	22	—	22
10% decrease in growth assets[2]	(32)	(64)	(32)	(28)	(78)	(28)
– Insurance & Reinsurance Contracts	(6)	(64)	(6)	(5)	(78)	(5)
– Financial Instruments	(26)	—	(26)	(23)	—	(23)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    'Growth assets' primarily comprise equity securities and investment properties and variability in growth asset fair value constitutes a market risk to group's insurance manufacturing subsidiaries.
3    Sensitivities presented for ‘Insurance & Reinsurance Contracts’ includes the impact of the sensitivity stress on underlying assets held to support insurance and reinsurance contracts; sensitivities presented for ‘Financial Instruments’ includes the impact of the sensitivity stress on other financial instruments, primarily shareholder assets.
Credit risk
(Audited)
Description and exposure
Credit risk is the risk of financial loss if a customer or counterparty fails to meet their obligation under a contract. It arises in two main areas for our insurance manufacturers:
–risk associated with credit spread volatility and default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and
–risk of default by reinsurance counterparties and non-reimbursement for claims made after ceding insurance risk.
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 98.

The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher as defined on page 53, with 100% of the exposure being neither past due nor impaired. Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder; therefore our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds.
The credit quality of these financial assets is included in the table on page 71.
The risk associated with credit spread volatility is to a large extent mitigated by holding debt securities to maturity, and sharing a degree of credit spread experience with policyholders.

99	HSBC Bank plc

Liquidity risk
(Audited)
Description and exposure
Liquidity risk is the risk that an insurance operation, though solvent, either does not have sufficient financial resources available to meet its obligations when they fall due, or can secure them only at excessive cost. Liquidity risk may be able to be shared with policyholders for products with participating features.
The remaining contractual maturity of investment contract liabilities is included within ‘Financial liabilities designated at fair value’ in Note 23.

The amounts of insurance contract liabilities that are payable on demand are set out by the product grouping below:

Amounts Payable on Demand
(Audited)
	2023		2022[1]
	Amounts Payable on Demand	Carrying Amount for these Contracts	Amounts Payable on Demand	Carrying Amount for these Contracts
	£m	£m	£m	£m
Life direct participating and investment DPF contracts	17,880	20,289	20,164	19,719
Life other contracts	—	306	51	285
At 31 Dec	17,880	20,595	20,215	20,004
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

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
The table on page 98 analyses our insurance manufacturing exposures by type of contract.
The insurance underwriting risk profile and related exposures remain largely consistent with those observed at 31 December 2022.

Sensitivities
The table below shows the sensitivity of the CSM, profit and total equity to reasonably foreseeable changes in non-economic assumptions across all our insurance manufacturing subsidiaries.
These sensitivities are prepared in accordance with current IFRS Accounting Standards, which have changed following the adoption of IFRS 17 ‘Insurance Contracts’, effective from 1 January 2023. Further information about the adoption of IFRS 17 is provided on page 181.
Mortality and morbidity risk is typically associated with life insurance contracts. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.
Sensitivity to lapse rates depends on the type of contracts being written. An increase in lapse rates typically has a negative effect on CSM (and therefore expected future profits)due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges. We are most sensitive to a change in lapse rates in France.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for smaller entities.
The impact of changing insurance underwriting risk factors is primarily absorbed within the CSM, unless contracts are onerous in which case the impact is directly to profits. The impact of changes to the CSM is released to profits over the expected coverage periods of the related insurance contracts.

Sensitivity of group's insurance manufacturing subsidiaries to insurance underwriting risk factors
(Audited)
	At 31 Dec 2023
	Effect on CSM (gross)[2]	Effect on profit after tax (gross)[2]	Effect on profit after tax (net)[3]	Effect on total equity (gross)[2]	Effect on total equity (net)[3]
	£m	£m	£m	£m	£m
10% increase in mortality and/or morbidity rates	(61)	(11)	(5)	(11)	(5)
10% decrease in mortality and/or morbidity rates	67	4	4	4	4
10% increase in lapse rates	(60)	(8)	(8)	(8)	(8)
10% decrease in lapse rates	66	5	7	5	7
10% increase in expense rates	(28)	(4)	(3)	(4)	(3)
10% decrease in expense rates	28	2	3	2	3
	At 31 Dec 2022[1]
10% increase in mortality and/or morbidity rates	(67)	(5)	(4)	(5)	(4)
10% decrease in mortality and/or morbidity rates	72	1	3	1	3
10% increase in lapse rates	(53)	(5)	(5)	(5)	(5)
10% decrease in lapse rates	56	4	5	4	5
10% increase in expense rates	(26)	(2)	(2)	(2)	(2)
10% decrease in expense rates	26	1	1	1	1
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2    The ‘gross’ sensitivities impacts are provided before considering the impacts of reinsurance contracts held as risk mitigation.
3    The ‘net’ sensitivities impacts are provided before considering the impacts of reinsurance contracts held as risk mitigation.

HSBC Bank plc	100

Report of the Directors | Corporate Governance Report

Corporate Governance Report
Contents

101	Directors
102	Board Changes during 2023 and following the year-end
102	Company Secretary
103	Board of Directors
103	Directors‘ emoluments
103	Board committees
107	Dividends
107	Internal control
108	Employees
110	Disclosure of information to auditors
110	Auditors
110	Branches
110	Articles of Association, Conflicts of interest and indemnification of Directors
110	Research and Development
110	Events after the Balance Sheet Date
111	Statement on going concern
The statement of corporate governance practices set out on pages 101 to 110, together with the information incorporated by reference, constitutes the Corporate Governance Report of the bank.
The bank, together with the wider HSBC Group, is committed to high standards of corporate governance. The HSBC Group has a comprehensive range of principles, policies and procedures influenced by the UK Corporate Governance Code with requirements in respect of Board independence, composition and effectiveness to ensure that the HSBC Group is well managed, with appropriate oversight and control. During the year, the bank adhered to these corporate governance principles, policies and procedures, as applicable.
Board of Directors
As at 31 December 2023, the Board comprised 11 Directors including the Chair, non-executive Directors, and two executive Directors, being the Chief Executive Officer and the Chief Financial Officer. All Directors are subject to election or re-election at each Annual General Meeting ('AGM') of the bank. The Directors serving at 31 December 2023 are set out below.
Directors
Stephen O'Connor (62)
Chair of the Board
Chair of the Nomination, Remuneration & Governance Committee
Appointed to the Board: May 2018. Chair of the Board since August 2018.
Stephen is a non-executive Director and Vice Chair of HBCE and a member of the HBCE Nomination Committee, Chair of Quantile Group Limited and its subsidiary Quantile Technologies Limited, and a Director of the London Stock Exchange plc. He is also a non-executive Director of the Financial Markets Standards Board. He has more than 25 years’ investment banking experience in London and New York.
Former appointments include: Senior Independent Director, Chair of the Risk Committee and member of both the Audit and Nomination Committees of the London Stock Exchange Group; Chair of the International Swaps and Derivatives Association; and Managing Director and a member of the Fixed Income Management Committee at Morgan Stanley.

Colin Bell (56)
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
During his time in the Army, he held a variety of command and staff appointments, including operational tours of Iraq and Northern Ireland, time in the Ministry of Defence, a NATO appointment and completion of the Advanced Command and Staff Course. Colin is a Director of HSBC Bank (Singapore) Limited and Quantexa Limited.
Kavita Mahtani (53)
Executive Director and Chief Financial Officer
Member of the Executive Committee
Appointed to the Board and as Chief Financial Officer: November 2023.
Kavita Mahtani is Chief Financial Officer for HSBC Bank plc and Western Markets.
Kavita has 25 years of experience in financial services and a broad strategic knowledge of banking. She joined HSBC from Citigroup, where she most recently served as Head of Asset and Liability Management for Citi Corporate Treasury. She has held a number of significant strategic roles at Citigroup, including Chief Financial Officer, Global Corporate & Investment Banking; Global Head of Financial Planning and Analysis; and Director, Investor Relations. Before joining Citigroup in 2006, she held key roles at Merrill Lynch and Morgan Stanley.
Kavita is a non-executive Director of Plug Power Inc. and is active in a number of charitable organisations in New York City.
Patrick Clackson (59)
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
Norma Dove-Edwin (58)
Independent non-executive Director
Member of the Transformation, Operational Resilience and Technology Committee
Appointed to the Board: October 2021.
Norma is a non-executive Director of Pod Point Group Holdings plc and a Director of Digital & Data Squared Ltd.
Former appointments include: Chief Digital and Information Officer at Thames Water, Chief Information Officer of ESO at National Grid plc, Group Chief Data and Information Officer at Places for People and a number of positions at British American Tobacco plc including as Head of Global Data Services.

101	HSBC Bank plc

Juliet Ellis (57)
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
Kathryn Gurney (55)
Non-executive Director
Appointed to the Board: March 2023.
Kathryn Gurney is Chief of Staff to the CEO of HSBC Group and has been in this role since February 2020.
Kathryn is a lawyer with over 20 years’ experience working in the legal and financial services industry. Having trained and practised as a lawyer in the City of London, she has lived and worked in London, Beijing, Hong Kong and Switzerland.
Lewis O’Donald (58)
Non-executive Director
Member of the Risk Committee and member of the Transformation, Operational Resilience & Technology Committee
Appointed to the Board: February 2023.
Lewis is currently a Member of the GARP Board of Trustees and an Advisor for the Citizens Advice Bureau. Further to this, in 2022, Lewis established his own risk advisory business, Arboreal Risk Advisors which he remains a co-founder of. Lewis is also a Trustee of the Dorchester Sailing Club.
Former appointments include: Global Chief Risk Officer, a member of the Executive Management Board at Nomura Holdings INC and various directorships at Nomura subsidiaries.
Yukiko Omura (68)
Independent non-executive Director
Member of the Audit Committee
Appointed to the Board: May 2018.
Yukiko is the senior independent non-executive Director of The Private Infrastructure Development Group Limited (‘PIDG’). She also serves as a non-executive Director of Assured Guaranty Ltd, a member of the Supervisory Board of Nishimoto HD Co. Ltd and a member of the Advisory Board for The Critical Mineral Fund. She has more than 40 years’ international professional experience in both the public and private financial sectors, performing senior roles for JP Morgan, Lehman Brothers, UBS and Dresdner Bank.
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

Dr Eric Strutz (59)
Independent non-executive Director
Chair of the Risk Committee, member of the Nomination, Remuneration & Governance Committee and member of the Audit Committee
Appointed to the Board: October 2016.
Eric is a director of HBCE, Chair of the HBCE Risk Committee and member of the HBCE Audit Committee.
Other appointments include member of the Board and Chair of the Finance and Audit Committee of Global Blue Group Holding AG, and a member of the Advisory Board and Chair of the Audit and Risk Committee of Luxembourg Investment Company 261 Sarl.
Former appointments include: Vice Chair and Lead Independent Director of Partners Group Holding AG, where he also Chaired the Risk and Audit Committee; Chief Financial Officer of Commerzbank Group; Partner and Director of the Boston Consulting Group; and non-executive Director of Mediobanca Banca di Credito Finanziario SpA.
Andrew Wright (63)
Independent non-executive Director
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
Board Changes during 2023 and following the year-end
Lewis O’Donald joined the Board as an independent non-executive Director and member of the Risk Committee with effect from 23 February 2023. He was appointed as a member of the Transformation, Operational Resilience and Technology Committee ('TRT') with effect from 1 June 2023.
Kathryn Gurney was appointed to the Board as a non-executive Director with effect from 1 March 2023.
Eric Strutz was appointed as a member of the Audit Committee with effect from 1 June 2023 and stepped down as a member of the TRT on 25 September 2023.
David Watts retired as a Director and Chief Financial Officer with effect from 31 October 2023. Kavita Mahtani succeeded him as a Director and Chief Financial Officer with effect from 1 November 2023.
Company Secretary
The responsibilities of the Company Secretary include ensuring good governance practices at Board level and effective information flows within the Board and its committees and between senior management and the non-executive Directors.
Philip Miller was Company Secretary of the bank until 30 April 2023 and Olivier Oakley-White was appointed as Company Secretary from 1 May 2023.

HSBC Bank plc	102

Report of the Directors | Corporate Governance Report

Board of Directors
Key responsibilities
The Board, led by the Chair, is responsible amongst other matters for:
–promoting the long-term success of the bank and delivering sustainable value to shareholders and other stakeholders;
–entrepreneurial leadership of the bank within a framework of prudent and effective controls which enables risks to be assessed and managed;
–setting the bank's strategy and risk appetite statement, including monitoring the bank's risk profile and overseeing management’s execution of the strategy;
–establishing and monitoring the effectiveness of procedures for the maintenance of a sound system of control and risk management and compliance with statutory and regulatory obligations; and
–approving and monitoring capital and financial resource plans for achieving strategic objectives, including material transactions.
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
Operation of the Board
During 2023, the Board met on a quarterly basis. In addition, four meetings were scheduled for strategy and ‘deep dive’ development sessions. Three additional meetings were also held to help facilitate, amongst other matters, the submissions of the Internal Liquidity Adequacy Assessment Process and Internal Capital Adequacy Assessment Process to the PRA, the approval of the acquisition of HSBC Private Bank (Suisse), the approval of the Financial Resource Plan and to review employee survey results and culture metrics. The Board agenda is agreed with the Chair, working closely with the Company Secretary, in advance of scheduled meetings. The agenda is informed by forward-looking planning and additional emerging matters that require Board oversight or approval.
The Chief Risk Officer, General Counsel, and Company Secretary are regular attendees at Board meetings, and other senior executives attend to contribute their subject matter expertise and insight, as required.
Board activities during 2023
During 2023, the areas of focus for the Board included overseeing implementation of the approved strategy and the continued execution of the bank’s transformation programme across Europe. The Board also considered performance against financial and other strategic objectives, key business challenges, emerging risks, business development and relationships with the bank’s key stakeholders.
'Deep dives' on key aspects of the bank's business covered a range of areas, including individual business lines, ESG, sustainability, technology, Artificial Intelligence, culture, regulatory developments and the bank’s preparedness for the FCA’s new Consumer Duty. Throughout the year, the Board received regular updates from management on, amongst other things, the implementation of regulatory programmes, technology, ESG, operations and resilience, as well as people, culture and talent.
Directors’ emoluments
Details of the emoluments of the Directors for 2023, disclosed in accordance with the Act, are shown in Note 5: ‘Employee compensation and benefits’.
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

Non-executive Director	Appointment Date	Expiration of current term
Stephen O’Connor	May 17, 2018	2025 AGM
Norma Dove-Edwin	October 28, 2021	2025 AGM
Yukiko Omura	May 17, 2018	2025 AGM
Juliet Ellis	February 1, 2021	2024 AGM
Dr Eric Strutz	October 28, 2016	2026 AGM
Andrew Wright	May 17, 2018	2025 AGM
Patrick Clackson	September 1, 2022	2026 AGM
Lewis O’Donald	February 23, 2023	2026 AGM
Kathryn Gurney	March 1, 2023	2026 AGM
Directors’ service Contracts
The service contracts of executive Directors do not have a fixed term. Consistent with the best interests of the Group, the company will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC employee)
Colin Bell	22 February 2021	6 months
Kavita Mahtani	1 November 2023	6 months

Board committees
The Board delegates oversight of certain audit risk, remuneration, nomination and governance matters to its committees. With the exception of the Executive Committee which is chaired by the Chief Executive Officer, each Board committee is chaired by a non-executive Board member and has a remit to cover specific topics in accordance with their respective terms of reference approved by the Board. Only non-executive Directors are members of Board committees. The Chair of each non-executive Board committee reports to the Board on the activities of the committee since the previous Board meeting.
Board and Committee effectiveness and performance
The Board understands the importance of, and benefits that derive from, regular reviews of the effectiveness of the Board and its committees. An effectiveness review was facilitated by the bank’s Company Secretary in 2023 which included a written questionnaire for Board committees and a series of individual interviews with the Directors for the Board review. Overall, the work of the Board and its committees was rated highly, with feedback highlighting positive and constructive engagement with executive management. Each review covered a number of areas, including the Board’s composition and skills, stakeholder engagement, the quality of management reporting and presentation, Director and management engagement and debate, and Board priorities for 2023-24. Outcomes and recommendations were reported to the Board and an action plan was produced for each committee and the Board. All actions arising were completed over 2023.
An annual review of the terms of reference for the Board and its committees was facilitated by the Corporate Governance and Secretariat function. This concluded that the Board and its committees had complied with their respective terms of reference during 2023. Executive Directors are also subject to performance evaluation which helps to determine the level of variable pay they receive each year.
At the date of this report, the following are the principal committees of the Board:

103	HSBC Bank plc

Audit Committee
Key Responsibilities
The Audit Committee is accountable to the Board and has non-executive responsibility for oversight of financial reporting related matters, internal controls over financial reporting and implementation of the group policies and procedures for capturing and responding to whistleblower concerns.
The committee's key responsibilities include:
–monitoring and assessing the integrity of the financial statements, formal announcements and supplementary regulatory information in relation to the bank's financial performance;
–reviewing, as applicable, compliance with accounting standards, listing rules, and other requirements in relation to financial reporting;
–reviewing and monitoring the relationship with the external auditor; and
–overseeing the work of Internal Audit and monitoring and assessing the effectiveness, performance, resourcing, independence and standing of the function.
The committee has responsibility for the oversight of the bank’s whistleblowing arrangements, and receives regular updates on matters relating to the whistleblowing arrangements that are in place.
Committee activities during 2023
In addition to significant accounting judgements, key topics considered by the committee during the year were regulatory reporting matters as a key component of financial reporting and tax risk, control enhancements, disposal groups, IFRS 17 implementation, the development of climate-related disclosure, the bank’s financial resources and capital, implementation of a new clawback policy to comply with new U.S. Securities and Exchange Commission (‘SEC’) rules on the recovery of erroneously awarded compensation, the independence, fees and performance of the external auditor, PwC UK, and updates on key issues identified by Internal Audit related to the bank and its subsidiaries.
During the year, the committee oversaw the bank’s compliance with the U.S. Sarbanes-Oxley Act of 2002 ('SOX') following its registration with the SEC.
The committee also received updates from the Chairs of the audit committees of key subsidiaries of the bank, updates from the external auditor on the progress and findings of their audit, and biannual updates on the tax position of the bank and its subsidiaries.
Regulatory reporting
Regulatory reporting has been a key priority for the committee over recent years, and will continue to be a priority for 2024. The committee is focused on monitoring the programme of work to address the quality and reliability of regulatory reporting to meet regulatory expectations.
The committee received regular updates on the Integrity of Regulatory Reporting Programme, management’s strategy to strengthen processes, improve consistency and enhance controls across regulatory reports. The committee also received updates on PRA Skilled Person Reviews, including a review of the sustainability of the bank’s regulatory reporting control environment, which commenced in 2023 for an initial period to 31 December 2025.
Management provided updates on the status of ongoing HSBC-specific external reviews, and discussed the issues and themes identified from the increased assurance work and focus on regulatory reporting. The committee also discussed root cause themes, remediation of known issues and new issues identified through the increased assurance work and focus on regulatory reporting. The committee challenged management on remediation plans, to ensure there was a sustainable reduction in issues and that dependencies with other key programmes were well understood.
Operation of the Committee
The committee held seven scheduled meetings during the year and held separate meetings with each of the Chief Financial Officer, the Chief Risk Officer, the Head of Internal Audit and representatives of the external auditor without management present. Two additional committee meetings were convened during the year to discuss the accounting treatment of the planned sale of the French retail banking operations (April 2023) and to approve the succession of the Head of Internal Audit, Europe (June 2023).
The committee meets regularly with the bank’s senior financial and Internal Audit management and the external auditors to consider, among other matters, the bank’s financial reporting, the nature and scope of audit reviews, the effectiveness of the systems of internal control relating to financial reporting and the monitoring of the Finance function transformation programme.
The Chief Financial Officer, Financial Controller, Chief Risk Officer, Head of Internal Audit, and Company Secretary are standing attendees and regularly attend committee meetings to contribute their subject matter expertise and insight. Other members of senior management routinely attended meetings of the committee. The external auditor attended all scheduled meetings.
The committee continued to actively engage with the bank’s key subsidiaries and key subsidiary audit committees, with regular reporting throughout the year. During 2023, the Audit and Risk Committee Chairs held two engagement sessions with their material subsidiary counterparts covering key topics including ESG, regulatory reporting and capital management.
The Chair of the committee regularly meets with the Chair of the Group Audit Committee ('GAC') to help maintain connectivity with the HSBC Group and develop deeper understanding on judgements around key matters. Further, from time to time, the Chair is invited to attend meetings of the GAC on relevant topics. The Chair joined the GAC meeting held in April 2023 and the Chair of the GAC attended a committee meeting held in November 2023.
The committee membership increased to four independent non-executive Directors following the appointment of Eric Strutz with effect from 1 June 2023. The current members are Andrew Wright (Chair), Eric Strutz, Yukiko Omura, and Patrick Clackson.

HSBC Bank plc	104

Report of the Directors | Corporate Governance Report

Significant accounting judgements and related matters considered by the Audit Committee ('AC') for the year ended 31 December 2023 included:
Key area	Action taken
Interim and annual reporting	The AC considered key matters in relation to interim and annual reporting, including US filings 20-F and 6-K.
Disposals
The AC considered the financial and accounting impacts of the disposal of the retail banking operations in France and planned disposal of our business in Russia. In particular, the AC considered judgements related to the timing of recognition of assets as held-for-sale, the remeasurement of those assets and losses arising, and their impact in the year ended 31 December 2023.

Expected credit loss ('ECL')	The AC considered key judgements in relation to ECL, in particular multiple economic scenarios and post-model adjustments, with due consideration to risk and uncertainty.
Valuation of financial instruments	The AC considered key valuation metrics and judgements involved in the determination of the fair value of financial instruments.
Going concern	The AC considered a wide range of information relating to present and potential financial conditions, including projections for profitability, cash flow, liquidity and capital.
Appropriateness of provisioning for legal proceedings and regulatory matters
The AC received reports from management on the recognition and measurement of provisions and contingent liabilities for legal proceedings and regulatory matters, including investigations by regulators and competition and law-enforcement authorities.

Regulatory reporting
The AC reviewed management action to strengthen the control environment and operating model. The AC also received updates on ongoing independent external reviews of key aspects of regulatory reporting.

Controls
The AC considered the financial reporting control environment on an ongoing basis through the year, reviewing and challenging remediation actions undertaken and enhancements made. This included confirmation of mitigating controls where programmes of work had not fully completed by the year end. Areas of particular focus in 2023 have been embedding of the IFRS 17 reporting process, considering the control impact of restructuring activities, forward looking planning for Environmental, Social and Governance (“ESG”) reporting requirements, and Regulatory Reporting programmes of work.

Tax
The AC reviewed management’s judgements on the recognition and measurement of deferred tax assets and liabilities, in particular those arising from the sale of retail banking operations in France, and the accounting and disclosure of retrospective VAT assessments issued by HMRC.

Environmental, Social and Governance (‘ESG’) Reporting	The AC reviewed UK and international regulatory developments in ESG Reporting, and received updates on disclosures by bank subsidiaries in the European Union.
IFRS 17 implementation	The AC reviewed accounting policy judgements, controls and disclosures in relation to the retrospective implementation of IFRS 17 Insurance Contracts on 1 January 2023.
Risk Committee
Key Responsibilities
The Risk Committee is accountable to the Board and has overall non-executive responsibility for oversight of risk-related matters and the risks impacting the bank.
The committee's key responsibilities include:
–advising the Board on risk appetite and risk tolerance related matters;
–reviewing and recommending key regulatory submissions to the Board;
–overseeing and advising the Board on all risk-related matters, including financial and non-financial risks (including resilience risk, incorporating information technology, cyber security and third-party risk) and reviewing the effectiveness of the bank's conduct framework;
–reviewing, challenging, and satisfying itself that the bank's stress testing framework, governance and internal controls are robust; and
–reviewing the effectiveness of the bank's risk management framework and internal control systems (other than internal financial controls overseen by the Audit Committee).
Committee activities during 2023
Key matters considered by the committee during the year included the bank’s approach to the financial and non-financial risks in the context of capital and liquidity, retail, wholesale credit and market risks including, financial crime and fraud, geopolitical, operational, people and climate-related risks.
The committee also reviewed and challenged management on key regulatory processes, including the bank’s internal capital adequacy assessment process ('ICAAP') and the internal liquidity adequacy assessment process ('ILAAP'), recovery and resolution plans, the outcome of stress tests undertaken during the year, HSBC Bank plc's 2023 Resolvability Assessment Framework; and the bank’s capital liquidity and funding plans.
Deep dives were undertaken throughout the year on key aspects of the bank covering areas such as ESG, global greenwashing and stress loss measurement and management. The Risk Committee also reviewed the impacts of HSBC Innovation Banking, Europe to the group's risk profile.
The committee was provided with quarterly updates from the TRT during the year to ensure appropriate alignment in the review and discussion on areas such as operational resilience and technology risk-related matters. Two non-executive directors are members of both the TRT and the Risk Committee, which ensures further alignment between the two committees.
Operation of the Committee
The committee held eight scheduled meetings during the year and two workshops allowing the Committee to deep dive into specific areas of the bank. The Chief Risk Officer, Chief Financial Officer and Head of Internal Audit are standing attendees and regularly attend committee meetings to contribute their subject matter expertise and insight. The Chair and members of the committee also hold private meetings with the Chief Risk Officer, and Head of Internal Audit following scheduled meetings.
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

105	HSBC Bank plc

and internal audit reports and the effectiveness of compliance activities. The Chair meets regularly with the committee secretary to ensure the committee meets its governance responsibilities.
During 2023 the committee continued to actively engage with the bank’s key subsidiaries and key subsidiary risk committees, with regular reporting from the respective Chairs throughout the year. The Chair of the committee attended several HSBC Group-led meetings to help promote connectivity, escalation, and cascade of important topics.
The committee comprises four independent non-executive Directors. The current members are Eric Strutz (Chair), Juliet Ellis, Andrew Wright, and Lewis O’Donald.
Transformation, Operational Resilience and Technology Committee
Key Responsibilities
The Transformation, Operational Resilience and Technology Committee was established to assist the Board and Risk Committee with their respective responsibilities in relation to the Bank's transformation strategy, operational resilience, as well as the governance and oversight of Information Technology ('IT'). The committee submits to the Board and Risk Committee a quarterly report, which provides an overview of matters discussed at each meeting. Furthermore, the committee escalates any matters that it deems necessary, including those relating to cyber, to the Board and/or Risk Committee, taking into account their respective responsibilities. During the year, on recommendation of the Board, the Group Nomination & Corporate Governance Committee approved the continuation of the committee until 1Q24 to continue necessary engagement allowing a more detailed oversight of matters within its remit.
The committee's key responsibilities include:
–reviewing progress of the Europe transformation strategy and the steps management have taken to manage risk, and to monitor progress against set objectives;
–reviewing the effectiveness of governance frameworks to set and oversee the internal control environment in relation to IT;
–reviewing global and regional technology strategies to ensure alignment and to ensure that both support the adopted business strategies of the bank; and
–overseeing and challenging management on execution of operational resilience objectives and deliverables.
Committee activities during 2023
Key matters considered by the committee during the year included review and oversight of Europe IT and Cloud strategies and governance, the bank’s operating systems, operational resilience, technology infrastructure, including operational resilience of critical IT and other business services, and major IT change programmes. The committee received a quarterly independent Operational and Resilience Risk opinion on the management of resilience risk and the internal control environment for the bank, including but not limited to IT, cyber security and change execution risk. The committee also reviewed and challenged management on the progress, associated risks and governance with respect to the transformation strategy, key change programmes, and initiatives including those related to outsourced technology services and meeting regulatory requirements and expectations.
Operation of the Committee
The committee held five scheduled meetings during 2023.
The Board Chair, Chief Operating Officer, Chief Information Officer, Head of Internal Audit, Regional Head of Operational and Resilience Risk, Europe and Head of Strategy and Planning Chief of Staff (Europe CEO) are standing attendees and regularly attend Committee meetings to contribute their subject matter expertise and insight.
The current members are Juliet Ellis (Chair), Norma Dove-Edwin, and Lewis O’Donald.
Nomination, Remuneration & Governance Committee
Key Responsibilities
The Nomination, Remuneration & Governance Committee has responsibility for:
–leading the process for Board appointments and for identifying and nominating, for the approval of the Board, candidates for appointment to the Board and its committees;
–the endorsement of the appointment of individuals to certain Board and management positions of the bank's subsidiaries, including proposed fees payable to non-executive Directors on subsidiary boards;
–overseeing the implementation and operation of the HSBC Group’s directors’ remuneration policy and the remuneration of the bank’s senior executives, including the identification of the Material Risk Taker population for the purposes of the PRA’s Capital Requirements Directive V (‘CRD V’);
–reviewing the corporate governance framework on behalf of the Board, considering its appropriateness to the size, complexity and strategy of the bank; and
–overseeing compliance with the HSBC Group Subsidiary Accountability Framework ('SAF').
Further information in relation to HSBC’s approach to remuneration for HSBC Group employees is available in the Director’s remuneration report on pages 315 to 319 of HSBC Holdings plc's Annual Report on Form 20-F available on https://www.hsbc.com/investors/results-and-announcements/annual-report.
Committee activities during 2023
During the year the committee continued to review the Board’s composition, succession planning, skills, experience and diversity in keeping with best practice and applicable policies, including the SAF. A Board skills matrix was utilised to support this review. The appointment of Lewis O’Donald to the Board in early 2023 as an independent non-executive Director and member of the Risk Committee and the Transformation, Resilience and Technology Committee alongside the appointment of Kathryn Gurney as an employee non-executive of the Board has strengthened the skills and experience of the Board. In view of these enhancements, the committee was satisfied with the composition of the Board and its committees and associated succession planning taking into account current Directors’ experience, diversity and skills.
Further information in relation to Board and committee changes throughout the year can be found on page 102.
In overseeing compliance with the SAF, the committee reviewed the Board composition and succession planning for all the bank's material subsidiaries as well as reviewing their overall compliance with the principles and provisions of the SAF.
Other activities during the year included the review of key remuneration matters for the bank and its subsidiaries in the context of the HSBC Group's remuneration framework, including variable and fixed pay allocations and the alignment of remuneration with the bank's risk appetite, business strategy, culture and values, and long-term interests.
The committee reviewed the annual pay review outcomes across the region and received regular updates on relevant subsidiary and regulatory matters.
Operation of the Committee
The committee held six meetings during 2023.
The Head of HR and Head of Performance & Reward attend committee meetings on a regular basis to contribute their subject matter expertise and insight. Other senior executives attend periodically for specific items considered by the committee.
The committee comprises four non-executive Directors. The current members are: Stephen O'Connor (Chair), Juliet Ellis, Eric Strutz, and Andrew Wright.

HSBC Bank plc	106

Report of the Directors | Corporate Governance Report

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
During 2023, in addition to its day-to-day oversight of the bank's operations, the committee remained focused on the Bank’s strategic transformation and corporate restructuring across Europe, including the acquisition of HBBM and the transfer of the Guernsey Private Banking business to a new branch of PBRS in Guernsey.
The committee is responsible for oversight of the performance across the bank's lines of business, review of the bank’s financial performance, cost management, and preparing and overseeing the implementation of the bank’s forward looking Financial Resource Plan. In addition, the committee receives updates on people matters such as D&I, Snapshot survey results, talent, succession planning and retention. During the year, updates were also received on ESG and sustainability matters.

Dividends
Information about dividends paid during the year is provided on page 16 of the Strategic Report and in Note 8 to the financial statements.
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
These procedures provide reasonable assurance against material misstatement, errors, losses or fraud. They are designed to provide effective internal control within the group and accord with the Financial Reporting Council's guidance for Directors issued in 2014 (and subsequent relevant publications), internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 22 February 2024, the date of publication of this Annual Report on Form 20-F.
The key risk management and internal control procedures include the following:
–Global principles: The HSBC Group's Global Principles set an overarching standard for all other policies and procedures and are fundamental to the HSBC Group’s risk management structure. They inform and connect our purpose, values, strategy and risk management principles, guiding us to do the right thing and treat our customers and our colleagues fairly at all times.
–Risk management framework ('RMF'): The RMF supports our Global Principles. It outlines the key principles and practices that we employ in managing material risks. It applies to all categories of risk and supports a consistent approach in identifying, assessing, managing and reporting the risks we accept and incur in our activities.
–Delegation of authority within limits set by the Board: Subject to certain matters reserved for the Board, the Chief Executive Officer has been delegated authority limits and powers within which to manage the day-to-day affairs of the bank, including the right to sub-delegate those limits and powers. Each relevant executive has authority within which to manage the day-to-day affairs of the business or function for which he or she is accountable. Those individuals are required to maintain a clear and appropriate apportionment of significant responsibilities and to oversee the establishment and maintenance of systems of control that are appropriate to their business or function.
–A new delegation of authorities framework was implemented by the HSBC Group in April 2023 with the aim of providing a simpler HSBC Group structure for the management of delegated powers. These delegated authorities can be used for the approval, signing and execution of specific written agreements and documents such as procurement contracts.
–Authorities to enter into credit and market risk exposures are delegated with limits to line management of group companies. However, credit proposals with specified higher-risk characteristics require the concurrence of the appropriate global function. Credit and market risks are measured and reported at subsidiary company level and aggregated for risk concentration analysis on a group-wide basis.
–Risk identification and monitoring: Systems and procedures are in place to identify, assess, control and monitor the material risk types facing the group as set out in the RMF. The group‘s risk measurement and reporting systems are designed to help ensure that material risks are captured with all the attributes necessary to support well-founded decisions, that those attributes are accurately assessed and that information is delivered in a timely manner for those risks to be successfully managed and mitigated.
–Changes in market conditions/practices: Processes are in place to identify new risks arising from changes in market conditions/practices or customer behaviours, which could expose the group to heightened risk of loss or reputational damage. The group employs a top and emerging risks framework, which contains an aggregate of all current and forward-looking risks and enables it to take action that either prevents them materialising or limits their impact.
–We remain committed to investing in the reliability and resilience of our IT systems and critical services, including those provided by third parties, that support all parts of our business. We do so to help protect our customers, affiliates and counterparties, and to help ensure that we minimise any disruption to services that could result in reputational and regulatory consequences. In our approach to defend against these threats, we invest in business and technical controls to help us detect, manage and recover from issues, including data loss, in a timely manner.
–We continue our focus on the quality and timeliness of the data used to inform management decisions, through measures such as early warning indicators, prudent active risk management of our risk appetite, and ensuring regular communication with our Board and other key stakeholders.
–Responsibility for risk management: All employees are responsible for identifying and managing risk within the scope of their role as part of the three lines of defence model. This is an activity-based model to delineate management accountabilities and responsibilities for risk management and the control environment. For more details on the three lines of defence please refer to page 31.
–The Board has delegated to the Audit Committee oversight for the implementation of the group’s policies and procedures for capturing and responding to whistleblower concerns, ensuring confidentiality, protection and fair treatment of whistleblowers, and receiving reports arising from the operation of those policies as well as ensuring arrangements are in place for independent investigation.
–Strategic plans: Strategic plans are prepared for global businesses, global functions and geographical regions within the framework of the HSBC Group’s overall strategy. The bank also prepares and adopts a Financial Resource Plan, which is informed by detailed analysis of risk appetite, describing the types and quantum of risk that the bank is prepared to take in executing its strategy and sets out the key business initiatives and the likely financial effects of those initiatives.

107	HSBC Bank plc

–The effectiveness of the group’s system of risk management and internal control is reviewed regularly by the Board, the Risk Committee and the Audit Committee.
–During 2023, the group continued to focus on operational resilience and invest in the non-financial risk infrastructure. There was a particular focus on material and emerging risks with progress made enhancing the end-to-end risk and control assessment process. The Risk Committee, supported by the TRT, and the Audit Committee ensured that executive management continued to take efforts to effect the necessary actions to remedy any failings or weaknesses identified through the operation of the group's framework of controls.
Internal control over financial reporting
The bank is required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 and assess its effectiveness of internal control over financial reporting at 31 December 2023, adopting the principles of the Committee of Sponsoring Organizations of the Treadway Commission (’COSO’) 2013 framework for the monitoring of risk management and internal control systems to satisfy the requirements of section 404 of the Sarbanes-Oxley Act.
The primary mechanism through which comfort over risk management and internal control systems is achieved is through annual assessments of the effectiveness of controls to manage risk, and the reporting of issues on a regular basis through the various risk management and risk governance forums.
The key risk management and internal control procedures over financial reporting include the following:
–Entity level controls ('ELC'): ELCs are a defined suite of internal controls that have a pervasive influence over the entity as a whole and meet the principles of the COSO framework. They include controls related to the control environment, such as the bank's values and ethics, the promotion of effective risk management and the overarching governance exercised by the Board and its non-executive committees. The design and operational effectiveness of ELCs are assessed on an ongoing basis. If issues are significant to the group, they are notified to the Risk Committee, and also to the Audit Committee if concerning financial reporting matters.
–Process level transactional controls: Key process level controls that mitigate risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details on the group’s approach to risk management can be found on page 31. The Audit Committee has continued to receive regular updates on HSBC’s ongoing activities for improving the effective oversight of end-to-end business processes and management continues to identify opportunities for enhancing key controls, such as through the use of automation technologies.
–Financial reporting controls: The group’s financial reporting process is controlled using documented accounting policies and reporting formats, supported by detailed instructions and guidance on reporting requirements, issued to all reporting entities within the group in advance of each reporting period end. The submission of financial information from each reporting entity is supported by a certification by the responsible financial officer and analytical review procedures at subsidiary and group levels.
–External Reporting Forum: The External Reporting Forum reviews financial reporting disclosures to be made by the bank for accuracy and completeness. The integrity of disclosures is underpinned by structures and processes within the group's Finance and Risk functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records.
–Disclosure Committee: Chaired by the Chief Financial Officer, the committee supports the discharge of the bank’s obligations under relevant legislation and regulation including the European Union’s Market Abuse Regulation ('EU MAR'), as amended by the Market Abuse (Amendment) (EU Exit) Regulations 2019, the United Kingdom’s Listing Rules, Prospectus Rules and the Disclosure
Guidance and Transparency Rules of the Financial Conduct Authority, the New York Stock Exchange’s Listed Company Manual, U.S. Securities laws and the rules and regulations of the SEC, and also any other listing and disclosure rules of the markets and exchanges on which the bank’s financial instruments are listed, including any other requirements that shall apply from time to time. In so doing, the Disclosure Committee is empowered to determine whether a new event or circumstance should be disclosed, including the form and timing of such disclosure, and review certain material disclosures made or to be made by the group. The membership of the Disclosure Committee consists of senior management, including the Chief Financial Officer, Chief Risk Officer, General Counsel, Company Secretary and Head of Debt / Fixed Income Investor Relations. The integrity of disclosures is underpinned by structures and processes within the Finance, Risk and Compliance functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records. As required by the Sarbanes-Oxley Act, the Chief Executive and the Chief Financial Officer have certified that the Group’s disclosure controls and procedures were effective as at the end of the period covered by the Annual Report on Form 20-F. The annual review of the effectiveness of the group’s system of risk management and internal control over financial reporting was conducted with reference to the COSO 2013 framework. Based on the assessment performed, the Directors concluded that for the year ended 31 December 2023, the Group’s internal control over financial reporting was effective.
–Subsidiary certifications: Certifications are provided to the Audit Committee and the Risk Committee (full and half yearly) and to the Nomination, Remuneration and Governance Committee (annually) from the audit, risk and remuneration committees of key material subsidiary companies confirming amongst other things that:
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
Employees
Health and safety
We are committed to providing a safe and healthy working environment for everyone. We have adopted global policies, mandatory procedures, and incident and information reporting systems across the organisation that reflect our core values and are aligned to international standards. Our global health and safety performance is subject to ongoing monitoring and assurance to ensure we are compliant with relevant laws and regulations.
Our Chief Operating Officers have overall responsibility for engendering a positive health and safety culture and ensuring that global policies, procedures and systems are put into practice locally. They also have responsibility for ensuring all local legal requirements are met.
We delivered a range of programmes in 2023 to help us understand and manage our health and safety risks:
–We reinforced our advice and risk assessment and control methodology on working from home for employees adopting a hybrid work style, providing more awareness and best practices on good ergonomics and well-being.
–We delivered health and safety training and awareness our employees and contractors, ensuring roles and responsibilities were clear and understood.
–We completed the annual safety inspection on all of our buildings globally, to ensure we were meeting our standards and continuously improving our safety performance.

HSBC Bank plc	108

Report of the Directors | Corporate Governance Report

–We maintained measures in our workplaces globally to minimise the risks from the spread of respiratory disease, including provision of hand sanitiser, improved ventilation, and guidance on good hygiene practices.
–We continued to focus on enhancing the safety culture in our supply chain through our SAFER Together programme, covering the five key elements of best practice safety culture, including speaking up about safety, and recognising excellence.
–We delivered Safety Passport training to more than 100 construction workers carrying out works at HSBC premises to reduce the likelihood of accidents occurring by helping them understand and deliver industry leading health and safety performance.
–In 2023, our Eat Well Live Well programme continued to promote healthier and more sustainable diets among our colleagues and contributed to 30% of global food sales from HSBC catering outlets. We also extended the reach of our programme through the launch of increased plant-based offers, monthly events dedicated to Eat Well Live Well, healthy vending machine options and virtual teaching kitchens accessible to all our employees.
–Protection of our colleagues and operations is of critical importance and we have effective controls in place to protect our people from natural disasters (such as storms and earthquakes). In 2023, there was no major impact to our buildings from storms.

Employee health and safety
	2023	2022	2021
Number of employee workplace fatalities	—	—	—
Number of major injuries to employees[1]	3	—	—
Number of employee All Other Accidents	19	21	4
All injury rate per 100,000 employees	51	49	35
1 Fractures, dislocation, concussion, loss of consciousness overnight admission to hospital.
Diversity and Inclusion
Our purpose, 'Opening up a world of opportunity', explains why we exist as an organisation and is the foundation of our diversity and inclusion strategy. Promoting diversity and fostering inclusion contributes to our 'Energise' priority. By valuing differences, we can use our colleagues' unique expertise, capabilities, breadth, and perspectives to benefit our customers. To achieve progress, we are focused on specific region-wide priorities for which we hold senior executives accountable. We are pleased to report on key progress made in 2023:
Achievements
–We continue to hold our Diversity and Inclusion Council, chaired by the Chief Executive Officer and consisting of the European Executive Committee, to reinforce our commitments, define high-impact actions, engage more closely with our Employee Resources Groups and track progress and accountability.
–Throughout 2023, we arranged multiple events and conferences to support our colleagues across our European countries, including a week of Inclusion events in May hosted by Inclusive Europe Employee Resource Group ('ERG'). Other key events included our event on Neurodiversity, "Creating a Brain-Friendly Workplace", and "The Power of Resilience" during Europe Disability Week.
–We have continued supporting colleagues through our ERGs focused on disability, gender, LGBTQ+, ethnicity, and parents. e.g., Atypik in France, Pride in Luxembourg, and Balance in Ireland.
–We focused on developing our middle management female colleagues through a new digital coaching programme and our "Taste of the Top" initiative, which gives high-performing female colleagues a chance to cover senior leadership roles.
–We have a Black heritage action plan to support our ethnicity goals, including a Black Heritage Sponsorship Programme in Global Banking and Markets.
–63.3% of employees in the UK, Bermuda, Channels Islands and Isle of Man and South Africa have declared their ethnicity in our 'HR Direct' system, as of 31 December 2023.
Gender diversity statistics
Our overall female representation is improving, and we are committed to building a strong pipeline of female talent to improve gender balance in senior leadership across Europe.
Female representation by management level:
–All grades – 52.5%
–GCB 6-8 Clerical grades – 65.8%
–GCB 4-5 Management – 45.2%
–GCB 0-3 Senior management – 25.3%
Employment of people with a disability
We strongly believe in providing equal opportunities for all employees. The employment of people with a disability is included in this commitment. The recruitment, training, development, and promotion of people with a disability are based on the aptitudes and abilities of the individual. Should employees become disabled during their employment with us, efforts are made to continue their employment. Where necessary, we will provide appropriate training, facilities, and reasonable equipment. For example, for people with a visual impairment in France, we offer access to dedicated software for voice reading.
Our ERG's, supported by HR and business leadership, are doing an important job of breaking down barriers. They offer a space for discussion between those with a disability and their allies for exchanges of inclusive best practices.
Continuous work ensures individualised support is provided to make home office adjustments.
Learning and talent development
We aim to build a dynamic environment where our colleagues can develop skills and undertake experiences that help them fulfil their potential. Our approach allows us to meet our strategic priorities and support our colleagues' career goals.
We expect all colleagues to complete global mandatory training each year regardless of their contract type. This training plays a critical role in shaping our culture, ensuring a focus on the issues fundamental to our work – such as sustainability, financial crime risk, and intolerance of bullying and harassment. New joiners attend our Global Discovery programme to build their knowledge of the organisation and engage them with our purpose, values, and strategy.
HSBC University remains our home for skills development with access to face-to-face training and an extensive digital content catalogue from partners such as LinkedIn Learning, Harvard Business Review podcast and Microsoft Learn. Powered by Degreed, our HSBC University platform provides tailored content aligned to employees' chosen skills and development areas. Our Leadership development partners include Imperial College and London Business Schools, with whom we work on topics of strategic importance. For example, in 2023, we launched the Managing Director Programmes, which offer experiential learning with small working groups addressing live challenges across the business. Executive Masterclasses provide a deep dive into topics, issues and skills that will shape HSBC's future.
My HSBC Career Portal, which offers career development information and resources to help colleagues manage the various stages of their careers, from joining to career progression, is also available to all our employees. However, we also recognise that most development happens while our colleagues work through regular coaching, feedback, and performance management, and we will extend the use of the HSBC Talent Marketplace platform in Europe in 2024 (the platform is already live in the UK, Malta, and Poland). This will connect our employees to 'on-the-job' development opportunities across the HSBC Group by matching individuals' existing skills and career aspirations to live projects within the HSBC Group. HSBC Europe will also be able to call upon talent across the HSBC Group to supplement its personnel in developing local initiatives and projects.
Employee relations
We consult and, where appropriate, negotiate with employee representative bodies where we have them. We also aim to maintain

109	HSBC Bank plc

well-developed communications and consultation programmes with all employee representative bodies, and there have been no material disruptions to our operations from labour disputes during the past five years.
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
Branches
HSBC Bank plc provides a wide range of banking and financial services through 20 markets. HSBC Bank plc is simplifying its operating model to one integrated business supporting a wholesale banking hub for the EU in Paris and a wholesale banking hub for western markets in London. Further information on the bank’s branches are located in ‘HSBC in Europe’ on page 5.
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

The Articles of Association of the bank contain a qualifying third-party indemnity provision, which entitles Directors and other officers to be indemnified out of the assets of the bank against claims from third parties in respect of certain liabilities. HSBC Group has granted, by way of deed poll, indemnities to the Directors, including former Directors who retired during the year, against certain liabilities arising in connection with their position as a Director of any HSBC Group company, including the bank and its subsidiaries. Directors are indemnified to the maximum extent permitted by law.
The indemnities that constitute a 'qualifying third-party indemnity provision', as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of Directors appointed during 2023, from the date of their appointment). The deed poll is available for inspection at the registered office of HSBC Holdings plc.
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

HSBC Bank plc	110

Report of the Directors | Corporate Governance Report

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
Further information relevant to the assessment is provided in the Strategic Report and the Report of the Directors, in particular:
–a description of the group’s strategic direction;
–a summary of the group's financial performance and a review of performance by business;
–the group’s approach to capital management and its capital position; and
–the top and emerging risks facing the group, as appraised by the Directors, along with details of the group's approach to mitigating those risks and its approach to risk management in general.
In addition, the objectives, policies and processes for managing credit, liquidity and market risk are set out in the ‘Report of the Directors: Risk’.

111	HSBC Bank plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of HSBC Bank plc
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of HSBC Bank plc and its subsidiaries (the “group”) as of 31 December 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards, and (iii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.
Change in Accounting Principle
As discussed in Note 1.1 to the consolidated financial statements, the group changed the manner in which it accounts for insurance contracts in 2023.
Basis for Opinion
These consolidated financial statements are the responsibility of the group’s management. Our responsibility is to express an opinion on the group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the group's internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Measurement of expected credit losses — of loans and advances to customers - wholesale
As described in Note 1.2(i) to the consolidated financial statements, expected credit losses (‘ECL’) are recognised for loans and advances to customers. The assessment of credit risk and the estimation of ECL are probability-weighted and incorporate all available information about past events, current conditions and forecasts of future events and economic conditions at the reporting date. Management calculates ECL using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). Management applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. As disclosed by management, the calculation of ECL involves significant judgement, assumptions and estimation including the selection of weights to apply to the economic scenarios given rapidly changing economic conditions, uncertainty of the underlying forecast under each scenario, the changing nature of macroeconomic and geopolitical risks that the group and wider economy faces and the uncertainty of default and recovery experience under all scenarios. Expected future cash flows are based on projections of future recoveries and expected future receipts of interest, taking into account the estimated fair value of collateral at the time of expected realisation of credit impaired stage 3 exposures. The group’s ECL was £1,217 million as of 31 December 2023.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses of loans and advances to customers - wholesale is a critical audit matter are the significant judgement by management in developing the assumptions for (i) economic scenarios and the selection and weighting of those scenarios; and (ii) expected future cash flows assumptions and collateral values on credit impaired wholesale exposures. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence related to assumptions used to determine the ECL. The audit effort involved the use of professionals with specialised skill and knowledge.

HSBC Bank plc	112

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to measurement of expected credit losses of loans and advances to customers - wholesale. These procedures also included, among others, testing management’s process for estimating expected credit losses through (i) evaluating the reasonableness of certain economic scenarios and weightings; (ii) evaluating the reasonableness of management’s assumptions and calculations made in estimating expected cash flows and collateral valuation for certain credit-impaired wholesale exposures; (iii) testing the completeness and accuracy of certain input data used by management to determine expected credit losses; and (iv) evaluating the disclosures made in the consolidated financial statements in relation to the measurement of expected credit losses of loans and advances to customers - wholesale. Professionals with specialised skill and knowledge assisted in assessing the reasonableness of the selection and weighting of economic scenarios and collateral valuations.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
22 February 2024

We have served as the group's auditor since 2015.

113	HSBC Bank plc

Financial statements
Contents

114	Consolidated income statement
115	Consolidated statement of comprehensive income
116	Consolidated balance sheet
117	Consolidated statement of changes in equity
120	Consolidated statement of cash flows

Consolidated income statement
for the year ended 31 December
		2023	2022[1]	2021[1]
	Notes*	£m	£m	£m
Net interest income		2,151	1,904	1,754
– interest income[2,3]		17,782	6,535	3,149
– interest expense[4]		(15,631)	(4,631)	(1,395)
Net fee income	2	1,229	1,295	1,413
– fee income		2,594	2,593	2,706
– fee expense		(1,365)	(1,298)	(1,293)
Net income from financial instruments held for trading or managed on a fair value basis	3	3,395	2,875	1,733
Net income/ (expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	1,168	(1,370)	1,214
Changes in fair value of long-term debt and related derivatives	3	(63)	102	(8)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	3	284	143	493
Net (losses)/ gains from financial investments		(84)	(60)	60
Net insurance premium income	4	—	—	1,906
Gains/ (losses) recognised on Assets held for sale[5,6]		296	(1,947)	67
Insurance finance (expense)/income		(1,184)	1,106	—
Insurance service result		124	121	—
– Insurance revenue		379	361	—
– Insurance service expense		(255)	(240)	—
Other operating income[6]		190	135	527
Total operating income		7,506	4,304	9,159
Net insurance claims, benefits paid and movement in liabilities to policyholders	4	—	—	(3,039)
Net operating income before change in expected credit losses and other credit impairment charges[7]		7,506	4,304	6,120
Change in expected credit losses and other credit impairment charges		(169)	(222)	174
Net operating income		7,337	4,082	6,294
Total operating expenses		(5,142)	(5,251)	(5,462)
– employee compensation and benefits	5	(1,706)	(1,698)	(2,023)
– general and administrative expenses		(3,375)	(3,425)	(3,265)
– depreciation and impairment of property, plant and equipment and right of use assets		(45)	(103)	(110)
– amortisation and impairment of intangible assets		(16)	(25)	(64)
Operating profit/ (loss)		2,195	(1,169)	832
Share of (loss)/profit in associates and joint ventures	17	(43)	(30)	191
Profit/(loss) before tax		2,152	(1,199)	1,023
Tax (charge)/ credit	7	(427)	646	23
Profit/(loss) for the year		1,725	(553)	1,046
Profit/ (loss) attributable to the parent company		1,703	(563)	1,041
Profit attributable to non-controlling interests		22	10	5
*    For Notes on the financial statements, see page 122.
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2    Interest income includes £16,484m (2022: £5,512m; 2021: £1,986m) of interest recognised on financial assets measured at amortised cost; £42m (2022: £422m; 2021: £659m) of negative interest recognised on financial liabilities and £1,256m (2022: £601m; 2021: £504m) of interest recognised on financial assets measured at fair value through other comprehensive income. Include within this is £117m (2022: £59m; 2021: £61m) interest recognised on impaired financial assets.
3    Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
4    Interest expense includes £14,226m (2022: £3,740m; 2021: £616m) of interest on financial liabilities, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
5    In relation to the sale of our retail banking operations in France, we recognised a £1.7bn impairment loss in 3Q22 on initial classification of the business as held-for-sale. In 1Q23, we reversed the £1.7bn impairment loss as the sale became less certain. On subsequent re-classification of the business as held-for-sale in 4Q23, we recognised a £1.5bn impairment loss.
6 In 2022, a £0.2bn impairment loss on the planned sale of our business in Russia was recognised upon classification as held for sale in accordance with IFRS 5. As at 31 December 2023, the outcome of the planned sale become less certain. This resulted in the reversal of £0.2bn of the previously recognised loss, as the business was no longer classified as held for sale. However, owing to restrictions impacting the recoverability of assets in Russia, we recognised a charge of £0.2bn in other operating income.
7    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as 'revenue'.

HSBC Bank plc	114

Financial statements

Consolidated statement of comprehensive income
for the year ended 31 December
	2023	2022[1]	2021[1]
	£m	£m	£m
Profit/(loss) for the year	1,725	(553)	1,046
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	439	(1,886)	(237)
– fair value gains/(losses)	495	(2,631)	(247)
– fair value (gains)/losses transferred to the income statement on disposal	93	59	(63)
– expected credit (recoveries)/losses recognised in the income statement	(2)	6	(5)
– income taxes	(147)	680	78
Cash flow hedges	663	(943)	(165)
– fair value gains/(losses)	614	(1,418)	(40)
– fair value losses/(gains) reclassified to the income statement	301	127	(202)
– income taxes	(252)	348	77
Finance (expenses)/income from insurance contracts	(298)	1,408	—
– before income taxes	(402)	1,898	—
– income taxes	104	(490)	—
Exchange differences	(302)	672	(603)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(2)	38	44
– before income taxes	(20)	56	61
– income taxes	18	(18)	(17)
Equity instruments designated at fair value through other comprehensive income	(1)	—	2
– fair value (losses)/gains	(1)	—	2
– income taxes	—	—	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(132)	329	2
– fair value (losses)/gains	(179)	462	3
– income taxes	47	(133)	(1)
Other comprehensive income/(expense) for the year, net of tax	367	(382)	(957)
Total comprehensive income/(expense) for the year	2,092	(935)	89
Attributable to:
– shareholders of the parent company	2,070	(947)	93
– non-controlling interests	22	12	(4)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.

115	HSBC Bank plc

Consolidated balance sheet
at 31 December
		At
		31 Dec	31 Dec	1 Jan
		2023	2022[1]	2022
	Notes*	£m	£m	£m
Assets
Cash and balances at central banks		110,618	131,433	108,482
Items in the course of collection from other banks		2,114	2,285	346
Trading assets	10	100,696	79,878	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13	19,068	15,881	18,649
Derivatives	14	174,116	225,238	141,221
Loans and advances to banks		14,371	17,109	10,784
Loans and advances to customers		75,491	72,614	91,177
Reverse repurchase agreements – non-trading		73,494	53,949	54,448
Financial investments	15	46,368	32,604	41,300
Assets held for sale[2]	35	20,368	21,214	9
Prepayments, accrued income and other assets	21	63,635	61,444	43,146
Current tax assets		485	595	1,135
Interests in associates and joint ventures	17	665	728	743
Goodwill and intangible assets	20	203	91	83
Deferred tax assets	7	1,278	1,583	798
Total assets		702,970	716,646	596,027
Liabilities and equity
Liabilities
Deposits by banks		22,943	20,836	32,188
Customer accounts		222,941	215,948	205,241
Repurchase agreements – non-trading		53,416	32,901	27,259
Items in the course of transmission to other banks		2,116	2,226	489
Trading liabilities	22	42,276	41,265	46,433
Financial liabilities designated at fair value	23	32,545	27,282	33,608
Derivatives	14	171,474	218,867	139,368
Debt securities in issue		13,443	7,268	9,428
Liabilities of disposal groups held for sale[2]	35	20,684	24,711	—
Accruals, deferred income and other liabilities	24	60,444	67,020	43,515
Current tax liabilities		272	130	97
Insurance contract liabilities	4	20,595	20,004	22,201
Provisions	25	390	424	562
Deferred tax liabilities	7	6	3	5
Subordinated liabilities	26	14,920	14,528	12,488
Total liabilities		678,465	693,413	572,882
Equity
Total shareholders’ equity		24,359	23,102	23,014
– called up share capital	30	797	797	797
– share premium account		1,004	420	—
– other equity instruments	30	3,930	3,930	3,722
– other reserves		(6,096)	(6,413)	(5,662)
– retained earnings		24,724	24,368	24,157
Non-controlling interests		146	131	131
Total equity		24,505	23,233	23,145
Total liabilities and equity		702,970	716,646	596,027
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. We have restated 2022 comparative data and the IFRS 17 transition impact on the balance sheet at 1 January 2022.
2    Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 35 'Assets held for sale and liabilities of disposal groups held for sale' on page 179.
*    For Notes on the financial statements, see page 122.
The accompanying notes on pages 122 to 187, and the audited sections of the 'Report of the Directors' on pages 31 to 110 form an integral part of these financial statements.
The financial statements were approved by the Board of Directors on 22 February 2024 and signed on its behalf by:

Kavita Mahtani
Director

HSBC Bank plc	116

Financial statements

Consolidated statement of changes in equity
for the year ended 31 December

				Other reserves
	Called up share capital & share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgan-isation reserve (‘GRR’)[7]	Insur-ance finance reserve[1]	Total share- holders’ equity	Non-control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233
Profit for the period	—	—	1,703	—	—	—	—	—	1,703	22	1,725
Other comprehensive income/(expense) (net of tax)	—	—	(134)	422	661	(294)	—	(288)	367	—	367
– debt instruments at fair value through other comprehensive income	—	—	—	437	—	—	—	—	437	2	439
– equity instruments designated at fair value through other comprehensive income	—	—	—	(1)	—	—	—	—	(1)	—	(1)
– cash flow hedges	—	—	—	—	663	—	—	—	663	—	663
– remeasurement of defined benefit asset/liability	—	—	(2)	—	—	—	—	—	(2)	—	(2)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[3]	—	—	(132)	—	—	—	—	—	(132)	—	(132)
– insurance finance (expense)/income recongnised in other comprehensive income	—	—	—	—	—	—	—	(298)	(298)	—	(298)
– exchange differences	—	—	—	(14)	(2)	(294)	—	10	(300)	(2)	(302)
Total comprehensive income/(expense) for the year	—	—	1,569	422	661	(294)	—	(288)	2,070	22	2,092
Capital securities issued during the period	584	—	—	—	—	—	—	—	584	—	584
Dividends paid to the parent company[4]	—	—	(961)	—	—	—	—	—	(961)	(7)	(968)
Net impact of equity-settled share-based payments	—	—	(18)	—	—	—	—	—	(18)	—	(18)
Change in business combinations and other movements	—	—	(234)	(1,012)	(41)	859	—	10	(418)	—	(418)
At 31 Dec 2023	1,801	3,930	24,724	(868)	(330)	2,178	(7,692)	616	24,359	146	24,505

117	HSBC Bank plc

Consolidated statement of changes in equity (continued)
for the year ended 31 December
					Other reserves
	Called up share capital & share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve ('GRR')[7]	Insur-ance finance reserve[1]	Total share- holders’ equity	Non- control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As on 31 Dec 2021	797	3,722	24,735	1,081	(7)	948	(7,692)	—	23,584	131	23,715
IFRS 17 Transition	—	—	(578)	522	—	—	—	(514)	(570)	—	(570)
At 1 Jan 2022	797	3,722	24,157	1,603	(7)	948	(7,692)	(514)	23,014	131	23,145
Loss for the year	—	—	(563)	—	—	—	—	—	(563)	10	(553)
Other comprehensive (expense)/income (net of tax)	—	—	367	(1,881)	(943)	665	—	1,408	(384)	2	(382)
– debt instruments at fair value through other comprehensive income	—	—	—	(1,881)	—	—	—	—	(1,881)	(5)	(1,886)
– equity instruments designated at fair value through other comprehensive income	—	—	—	—	—	—	—	—	—	—	—
– cash flow hedges	—	—	—	—	(943)	—	—	—	(943)	—	(943)
– remeasurement of defined benefit asset/liability	—	—	38	—	—	—	—	—	38	—	38
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[3]	—	—	329	—	—	—	—	—	329	—	329
– insurance finance income/ (expense) recongnised in other comprehensive income	—	—	—	—	—	—	—	1,408	1,408	—	1,408
– exchange differences	—	—	—	—	—	665	—	—	665	7	672
Total comprehensive (expense)/income for the year	—	—	(196)	(1,881)	(943)	665	—	1,408	(947)	12	(935)
Capital securities issued during the period	420	208	—	—	—	—	—	—	628	—	628
Dividends paid to the parent company[4]	—	—	(1,052)	—	—	—	—	—	(1,052)	(2)	(1,054)
Net impact of equity-settled share-based payments	—	—	5	—	—	—	—	—	5	—	5
Capital contribution[5]	—	—	1,465	—	—	—	—	—	1,465	—	1,465
Change in business combinations and other movements	—	—	(11)	—	—	—	—	—	(11)	(10)	(21)
At 31 Dec 2022[2]	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233

HSBC Bank plc	118

Financial statements

Consolidated statement of changes in equity (continued)
for the year ended 31 December
					Other reserves
	Called up share capital & share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve ('GRR')[7]	Total share- holders’ equity	Non- control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2021	797	3,722	23,829	1,309	158	1,543	(7,692)	23,666	183	23,849
Profit for the year	—	—	1,041	—	—	—	—	1,041	5	1,046
Other comprehensive (expense)/income (net of tax)	—	—	46	(234)	(165)	(595)	—	(948)	(9)	(957)
– debt instruments at fair value through other comprehensive income	—	—	—	(236)	—	—	—	(236)	(1)	(237)
– equity instruments designated at fair value through other comprehensive income	—	—	—	2	—	—	—	2	—	2
– cash flow hedges	—	—	—	—	(165)	—	—	(165)	—	(165)
– remeasurement of defined benefit asset/liability	—	—	44	—	—	—	—	44	—	44
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[3]	—	—	2	—	—	—	—	2	—	2
– exchange differences	—	—	—	—	—	(595)	—	(595)	(8)	(603)
Total comprehensive income/(expense) for the year	—	—	1,087	(234)	(165)	(595)	—	93	(4)	89
Capital securities issued during the period	—	—	—	—	—	—	—	—	—	—
Dividends paid to the parent company[4]	—	—	(194)	—	—	—	—	(194)	(1)	(195)
Net impact of equity-settled share-based payments	—	—	(10)	—	—	—	—	(10)	—	(10)
Change in business combinations and other movements[6]	—	—	23	6	—	—	—	29	(47)	(18)
At 31 Dec 2021[2]	797	3,722	24,735	1,081	(7)	948	(7,692)	23,584	131	23,715
1 The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in other comprehensive income (‘OCI’).
2 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
3    The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a gain of £151m (2022: gain of £292m and 2021: loss of £165m).
4    The dividends to the parent company includes dividend on ordinary share capital £750m (2022: £850m and 2021: nil) and coupon payments on additional tier 1 instrument £211m (2022: £202m and 2021: £194m).
5    HSBC Holdings plc injected £1.5bn of CET1 capital into HSBC Bank plc during November 2022 which in turn injected into HSBC Continental Europe for funding the acquisition of HSBC Bank Malta plc and HSBC Trinkaus & Burkhardt GmbH.
6    Additional shares were acquired in HSBC Trinkaus & Burkhardt GmbH and HSBC Bank Armenia CJSC, in 2021 increasing the group’s interest to 100%.
7    The Group reorganisation reserve ('GRR') is an accounting reserve resulting from the ring-fencing implementation.

119	HSBC Bank plc

Consolidated statement of cash flows
for the year ended 31 December
	2023	2022[1]	2021[1]
	£m	£m	£m
Profit/(loss) before tax	2,152	(1,199)	1,023
Adjustments for non-cash items
Depreciation, amortisation and impairment	61	128	174
Net loss/(gain) from investing activities[2]	(66)	2,002	(62)
Share of loss/(profit) in associates and joint ventures	43	30	(191)
Change in expected credit losses gross of recoveries and other credit impairment charges	161	253	(171)
Provisions including pensions	132	192	104
Share-based payment expense	58	46	96
Other non-cash items included in loss/(profit) before tax	(165)	(16)	(198)
Elimination of exchange differences[3]	4,426	(6,761)	4,926
Changes in operating assets and liabilities	(3,172)	37,515	9,602
– change in net trading securities and derivatives	(15,528)	(6,213)	8,157
– change in loans and advances to banks and customers	4,245	(2,717)	11,149
– change in reverse repurchase agreements – non-trading	(13,531)	6,251	9,538
– change in financial assets designated and otherwise mandatorily measured at fair value	(3,296)	2,729	(2,429)
– change in other assets	(5,707)	(7,359)	10,924
– change in deposits by banks and customer accounts	7,548	19,835	7,940
– change in repurchase agreements – non-trading	20,516	5,641	(7,643)
– change in debt securities in issue	6,175	(1,060)	(7,943)
– change in financial liabilities designated at fair value	4,042	(1,827)	(7,191)
– change in other liabilities	(7,506)	21,393	(12,295)
– dividend received from associates	15	7	—
– contributions paid to defined benefit plans	(5)	(10)	(24)
– tax received/(paid)	(140)	845	(581)
Net cash from operating activities	3,630	32,190	15,303
– purchase of financial investments	(26,586)	(13,227)	(18,890)
– proceeds from the sale and maturity of financial investments	15,497	20,490	25,027
– net cash flows from the purchase and sale of property, plant and equipment	(31)	(20)	52
– net investment in intangible assets	(125)	(28)	(45)
– net cash outflow from investment in associates and acquisition of businesses and subsidiaries[4]	(1,161)	(29)	(85)
– net cash flow on disposal of subsidiaries, businesses, associates and joint ventures[5]	(394)	—	—
Net cash from investing activities	(12,800)	7,186	6,059
– issue of ordinary share capital and other equity instruments	584	628	—
– subordinated loan capital issued[6]	3,246	3,111	10,466
– subordinated loan capital repaid[6]	(2,693)	(2,248)	(10,902)
– dividends to the parent company	(961)	(1,052)	(194)
– funds received from the parent company	—	1,465	—
– dividends paid to non-controlling interests	(7)	(2)	(1)
Net cash from financing activities	169	1,902	(631)
Net increase in cash and cash equivalents	(9,001)	41,278	20,731
Cash and cash equivalents at 1 Jan	189,907	140,923	125,304
Exchange difference in respect of cash and cash equivalents	(3,869)	7,706	(5,112)
Cash and cash equivalents at 31 Dec[7]	177,037	189,907	140,923

HSBC Bank plc	120

Financial statements

Consolidated statement of cash flows (continued)
for the year ended 31 December
	2023	2022[1]	2021[1]
	£m	£m	£m
Cash and cash equivalents comprise of
– cash and balances at central banks	110,618	131,433	108,482
– items in the course of collection from other banks	2,114	2,285	346
– loans and advances to banks of one month or less	12,970	13,801	7,516
– reverse repurchase agreement with banks of one month or less	28,704	23,182	17,430
– treasury bills, other bills and certificates of deposit less than three months	144	294	235
– cash collateral and net settlement accounts	16,325	19,213	7,403
– cash and cash equivalents held for sale[8]	8,278	1,925	—
– less: items in the course of transmission to other banks	(2,116)	(2,226)	(489)
Cash and cash equivalents at 31 Dec[6]	177,037	189,907	140,923
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data for the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year 31 December 2021 is prepared on an IFRS 4 basis.
2 2022 balances include losses on disposal of businesses classified as held-for-sale as part of a broader restructuring of our European business.
3 Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
4 During 2023, HSBC Bank plc acquired HSBC Bank Bermuda Limited ('HBBM') from HSBC Overseas Holdings (UK) Limited ('HOHU') for £990m and HSBC Continental Europe ('HBCE') acquired HSBC Private Bank (Luxembourg) SA ('PBLU') for £170m.
5 2023 balances includes net cash outflow of £(667)m on sale of the assets of our HBCE Greece branch.
6 Subordinated liabilities changes during the year are attributable to cash flows from issuance £3,246m (2022: £3,111m; 2021: £10,466m) and repayment of £(2,693)m (2022: £(2,248)m; 2021: £(10,902)m) of securities as presented in the Consolidated statement of cash flows. Non-cash changes during the year included foreign exchanges gains/(losses) £(420)m (2022: £711m; 2021: £(512)m) and fair value gains/(losses) £62m (2022: £(427)m; 2021: £(82)m).
7 At 31 December 2023, £26,554m (2022: £23,395m; 2021: £9,410m) was not available for use by the group due to a range of restrictions including currency exchange and other restrictions.
8 Includes £177m (2022: £1,562m) of cash and balances at central banks; £8,103m (2022: £114m) of loans and advances to banks of one month or less, nil (2022: £208m) of reverse repurchase agreements with banks of one month or less and remaining £(2)m (2022: £41m) relates to other cash and cash equivalents.
Interest received was £19,288m (2022: £7,668m; 2021: £4,285m), interest paid was £17,267m (2022: £5,284m; 2021: £2,919m) and dividends received were £522m (2022: £431m; 2021: £704m).

121	HSBC Bank plc

Notes on the Financial Statements

Contents
122	1	Basis of preparation and material accounting policies	167	20	Goodwill and intangible assets
134	2	Net fee income	167	21	Prepayments, accrued income and other assets
135	3	Net income from financial instruments measured at fair value through profit or loss	167	22	Trading liabilities
			167	23	Financial liabilities designated at fair value
135	4	Insurance business	168	24	Accruals, deferred income and other liabilities
142	5	Employee compensation and benefits	168	25	Provisions
147	6	Auditors’ remuneration	169	26	Subordinated liabilities
147	7	Tax	170	27	Maturity analysis of assets, liabilities and off-balance sheet commitments
149	8	Dividends
150	9	Segmental analysis	172	28	Offsetting of financial assets and financial liabilities
151	10	Trading assets	173	29	Interest rate benchmark reform
151	11	Fair values of financial instruments carried at fair value	173	30	Called up share capital and other equity instruments
158	12	Fair values of financial instruments not carried at fair value	174	31	Contingent liabilities, contractual commitments, guarantees and contingent assets
159	13	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss
			175	32	Finance lease receivables
160	14	Derivatives	175	33	Legal proceedings and regulatory matters
163	15	Financial investments	178	34	Related party transactions
163	16	Assets pledged, collateral received and assets transferred	179	35	Assets held for sale and liabilities of disposal groups held for sale
164	17	Interests in associates and joint ventures	181	36	Effects of adoption of IFRS 17
165	18	Investments in subsidiaries	184	37	Events after the balance sheet date
165	19	Structured entities	185	38	HSBC Bank plc’s subsidiaries, joint ventures and associates

1	Basis of preparation and material accounting policies
1.1    Basis of preparation
(a)    Compliance with International Financial Reporting Standards
The consolidated financial statements of the group comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the IASB ('IFRS Accounting Standards'), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting standards adopted by the UK, IFRS Accounting Standards as adopted by the EU and IFRS Accounting Standards as issued by the IASB in terms of their application to the group for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2023 affecting these consolidated and separate financial statements.
Standards adopted during the year ended 31 December 2023
IFRS 17 ‘Insurance Contracts’
On 1 January 2023, the group adopted the requirements of IFRS 17 ‘Insurance Contracts’ retrospectively with comparatives restated from the transition date, 1 January 2022. At transition, the group’s total equity reduced by £570m.
On adoption of IFRS 17, balances based on IFRS 4, including the present value of in-force long-term insurance business (‘PVIF’) asset in relation to the upfront recognition of future profits of in-force insurance contracts, were derecognised. Insurance contract liabilities have been remeasured under IFRS 17 based on groups of insurance contracts, which include the fulfilment cash flows comprising the best estimate of the present value of the future cash flows (for example premiums and payouts for claims, benefits and expenses), together with a risk adjustment for non-financial risk, as well as the contractual service margin (‘CSM’). The CSM represents the unearned profits that will be released and systematically recognised in insurance revenue as services are provided over the expected coverage period.
In addition, the group has made use of the option under the standard to re-designate certain eligible financial assets held to support insurance contract liabilities, which were predominantly measured at amortised cost, as financial assets measured at fair value through profit or loss, with comparatives restated from the transition date. The effects on adoption of IFRS 17 are set out in Note 36 with a description of the policy set out in Note 1.2(j).

HSBC Bank plc	122

Notes on the Financial Statements

The key differences between IFRS 4 and IFRS 17 are summarised in the following table:

	IFRS 4	IFRS 17
Balance sheet
–Insurance contract liabilities for non-linked life insurance contracts are calculated by local actuarial principles. Liabilities under unit-linked life insurance contracts are at least equivalent to the surrender or transfer value, by reference to the value of the relevant underlying funds or indices. Grouping requirements follow local regulations.
–An intangible asset for the PVIF is recognised, representing the upfront recognition of future profits associated with in-force insurance contracts.

–Insurance contract liabilities are measured for groups of insurance contracts at current value, comprising the fulfilment cash flows and the CSM.
–The fulfilment cash flows comprise the best estimate of the present value of the future cash flows, together with a risk adjustment for non-financial risk.
–The CSM represents the unearned profit.

Profit emergence / recognition
–The value of new business is reported as revenue on Day 1 as an increase in PVIF.
–The impact of the majority of assumption changes is recognised immediately in the income statement.
–Variances between actual and expected cash flows are recognised in the period they arise.

–The CSM is systematically recognised in revenue as services are provided over the expected coverage period of the group of contracts (i.e. no Day 1 profit).
–Contracts are measured using the GMM or VFA model for insurance contracts with direct participation features upon meeting the eligibility criteria. Under the VFA model, the group’s share of the investment experience and assumption changes are absorbed by the CSM and released over time to profit or loss. For contracts measured under GMM, the group’s share of the investment volatility is recorded in profit or loss as it arises.
–Losses from onerous contracts are recognised in the income statement immediately.

Investment return assumptions (discount rate)	–PVIF is calculated based on long-term investment return assumptions based on assets held. It therefore includes investment margins expected to be earned in future.
–Under the market consistent approach, expected future investment spreads are not included in the investment return assumption. Instead, the discount rate includes an illiquidity premium that reflects the nature of the associated insurance contract liabilities.

Expenses
–Total expenses to acquire and maintain the contract over its lifetime are included in the PVIF calculation.
–Expenses are recognised across operating expenses and fee expense as incurred and the allowances for those costs are released from the PVIF simultaneously.

–Projected lifetime expenses that are directly attributable costs are included in the insurance contract liabilities and recognised in the insurance service result.
–Non-attributable costs are reported in operating expenses.

Transition
In applying IFRS 17 for insurance contracts retrospectively, the full retrospective approach (‘FRA’) has been used unless it was impracticable. When the FRA is impracticable such as when there is a lack of sufficient and reliable data, an entity has an accounting policy choice to use either the modified retrospective approach (‘MRA’) or the fair value approach (‘FVA’). The group has applied the MRA in France prior to 2019, and the FVA for the UK insurance business prior to 2019. The FVA has been applied for all other businesses prior to 2020 when the FRA is impracticable to apply.
Under the FVA, the valuation of insurance liabilities on transition is based on the applicable requirements of IFRS 13 ‘Fair Value Measurement’. This requires consideration of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The CSM is calculated as the difference between what a market participant would demand for assuming the unexpired risk associated with insurance contracts, including required profit, and the fulfilment cash flows that are determined using IFRS 17 principles.
In determining the fair value, the group considered the estimated profit margin that a market participant would demand in return for assuming the insurance liabilities with the consideration of the level of capital that a market participant would be required to hold, and the discount rate with an allowance for an illiquidity premium that takes into account the level of ‘matching’ between the group’s assets and related liabilities. These assumptions were set taking into account the assumptions that a hypothetical market participant operating in each local jurisdiction would consider.
Amendments to IAS 12 ‘International Tax Reform - Pillar Two Model Rules’
On 23 May 2023, the IASB issued amendments to IAS 12 ‘International Tax Reform – Pillar Two Model Rules’, which became effective immediately and were approved for adoption by all members of the UK Endorsement Board on 19 July 2023 and by the European Financial Reporting Advisory Group on 8 November 2023. On 20 June 2023, legislation was substantively enacted in the UK to introduce the OECD’s Pillar Two global minimum tax rules and a UK qualified domestic minimum top-up tax, with effect from 1 January 2024. The group has applied the IAS 12 exemption from recognising and disclosing information on associated deferred tax assets and liabilities.
There were no other new standards or amendments to standards that had an effect on these financial statements.
(b)    Future accounting developments
Minor amendments to IFRS Accounting Standards
The IASB has published a number of minor amendments to IFRS Accounting Standards that are effective from 1 January 2024. The group expects they will have an insignificant effect, when adopted, on the consolidated financial statements of the group.
(c)    Foreign currencies
The functional currency of the bank is sterling, which is also the presentational currency of the consolidated financial statements of the group.
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the balance sheet date except non-monetary assets and liabilities measured at historical cost, which are translated using the rate of exchange at the initial transaction date. Exchange differences are included in other comprehensive income or in the income statement depending on where the gain or loss on the underlying item is recognised.

123	HSBC Bank plc

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
(d)    Presentation of information
Certain disclosures required by IFRS Accounting standards have been included in the audited sections of this Annual Report on Form 20-F as follows:
–disclosures concerning the nature and extent of risks relating to financial instruments and insurance contracts are included in the 'Report of the Directors: Risk’ on pages 31 to 100;
–the 'Own funds' disclosure is included in the ‘Report of the Directors: Capital Risk in 2023’ on page 87.
(e)    Critical estimates and judgements
The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items highlighted, as the 'critical estimates and judgements' in section 1.2 below, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based. This could result in materially different estimates and judgements from those reached by management for the purposes of these financial statements. Management’s selection of the group’s accounting policies that contain critical estimates and judgements reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved.
Management has considered the impact of climate-related risks on HSBC’s financial position and performance. While the effects of climate change are a source of uncertainty, as at 31 December 2023 management did not consider there to be a material impact on our critical judgements and estimates from the physical, transition and other climate-related risks in the short to medium term. In particular management has considered the known and observable potential impacts of climate-related risks of associated judgements and estimates in our value in use calculations.
(f) Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the group and the company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment following, rising inflation and disrupted supply chains as a result of the ongoing Russia-Ukraine and Israel-Hamas wars. They also considered other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
1.2    Summary of material accounting policies
(a)    Consolidation and related policies
Investments in subsidiaries
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

Critical estimates and judgements

Investments in subsidiaries are tested for impairment when there is an indication that the investment may be impaired, which involves estimations of value in use reflecting management’s best estimate of the future cash flows of the investment and the rates used to discount these cash flows, both of which are subject to uncertain factors as follows:

Judgements	Estimates
–The accuracy of forecast cash flows is subject to a high degree of uncertainty in volatile market conditions. Where such circumstances are determined to exist, management re-tests for impairment more frequently than once a year when indicators of impairment exist. This ensures that the assumptions on which the cash flow forecasts are based continue to reflect current market conditions and management's best estimate of future business prospects.

–The future cash flows of each investment are sensitive to the cash flows projected for the periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of sustainable cash flows thereafter. Forecasts are compared with actual performance and verifiable economic data, but they reflect management’s view of future business prospects at the time of the assessment.
–The rates used to discount future expected cash flows can have a significant effect on their valuation, and are based on the costs of equity assigned to the investment. The cost of equity percentage is generally derived from a capital asset pricing model and the market implied cost of equity, which incorporates inputs reflecting a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control.
–Key assumptions used in estimating impairment in subsidiaries are described in Note 18.

The group does not consider there to be a significant risk of a material adjustment to the carrying amount of investment in subsidiary in the next financial year but does consider this to be an area that is inherently judgemental.

HSBC Bank plc	124

Notes on the Financial Statements

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
Investments in associates and joint ventures are assessed at each reporting date and tested for impairment when there is an indication that the investment may be impaired, by comparing the recoverable amount of the relevant investment to its carrying amount. Goodwill on acquisition of interests in joint ventures and associates is not tested separately for impairment, but is assessed as part of the carrying amount of the investment.
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
Interest on credit-impaired financial assets is recognised by applying the effective interest rate to the amortised cost (i.e. gross carrying amount of the asset less allowance for ECL).
Non-interest income and expense
The group generates fee income from services provided over time, such as account service and card fees, or when the group delivers a specific transaction at a point in time, such as broking services and import/export services. With the exception of certain fund management and performance fees, all other fees are generated at a fixed price. Fund management and performance fees can be variable depending on the size of the customer portfolio and HSBC’s performance as fund manager. Variable fees are recognised when all uncertainties are resolved. Fee income is generally earned from short-term contracts with payment terms that do not include a significant financing component.
The group acts as principal in the majority of contracts with customers, with the exception of broking services. For most brokerage trades, the group acts as agent in the transaction and recognises broking income net of fees payable to other parties in the arrangement.
The group recognises fees earned on transaction-based arrangements at a point in time when it has fully provided the service to the customer. Where the contract requires services to be provided over time, income is recognised on a systematic basis over the life of the agreement. Where the group offers a package of services that contains multiple non-distinct performance obligations, such as those included in account service packages, the promised services are treated as a single performance obligation. If a package of services contains distinct performance obligations, the corresponding transaction price is allocated to each performance obligation based on the estimated stand-alone selling prices.
Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for listed equity securities, and usually the date when shareholders approve the dividend for unlisted equity securities.
Net income/(expense) from financial instruments measured at fair value through profit or loss includes the following:
–‘Net income from financial instruments held for trading or managed on a fair value basis’: This comprises net trading income, which includes all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and other financial instruments managed on a fair value basis, together with the related interest income, expense and dividends, excluding the effect of changes in the credit risk of liabilities managed on a fair value basis. It also includes all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities measured at fair value through profit or loss.
–‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’: This includes all gains and losses from changes in the fair value, together with related interest income, interest expense and dividend income in respect of financial assets and liabilities measured at fair value through profit or loss, and those derivatives managed in conjunction with the above that can be separately identifiable from other trading derivatives.
–‘Changes in fair value of designated debt instruments and related derivatives’: Interest paid on the debt instruments and interest cash flows on related derivatives is presented in interest expense where doing so reduces an accounting mismatch.
–‘Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss’: This includes interest on instruments that fail the solely payments of principal and interest (‘SPPI’) test, see (d) below.
The accounting policies for insurance service result and insurance finance income/(expense) are disclosed in Note 1.2(j).
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

125	HSBC Bank plc

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
Critical estimates and judgements

The majority of valuation techniques employ only observable market data. However, certain financial instruments are classified on the basis of valuation techniques that feature one or more significant market inputs that are unobservable, and for them, the measurement of fair value is more judgemental:

Judgements	Estimates
–An instrument in its entirety is classified as valued using significant unobservable inputs if, in the opinion of management, greater than 5% of the instrument’s valuation is driven by unobservable inputs.
–‘Unobservable’ in this context means that there is little or no current market data available from which to determine the price at which an arm’s length transaction would be likely to occur. It generally does not mean that there is no data available at all upon which to base a determination of fair value (consensus pricing data may, for example, be used).

–Details on the group’s level 3 financial instruments and the sensitivity of their valuation to the effect of applying reasonably possible alternative assumptions in determining their fair value are set out in Note 11.

(d)    Financial instruments measured at amortised cost
Financial assets that are held to collect the contractual cash flows and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at amortised cost. Such financial assets include most loans and advances to banks and customers and some debt securities. In addition, most financial liabilities are measured at amortised cost. The group accounts for regular way amortised cost financial instruments using trade date accounting. The carrying amount of these financial assets at initial recognition includes any directly attributable transactions costs.
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
(e)    Financial assets measured at fair value through other comprehensive income
Financial assets managed within a business model that is achieved by both collecting contractual cash flows and selling and which contain contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest are measured at fair value through other comprehensive income (‘FVOCI’). These comprise primarily debt securities. They are recognised on the trade date when HSBC enters into contractual arrangements to purchase and are generally derecognised when they are either sold or redeemed. They are subsequently remeasured at fair value with changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognised in other comprehensive income until the assets are sold. Upon disposal, the cumulative gains or losses in other comprehensive income are recognised in the income statement as ‘Gains less losses from financial instruments’. Financial assets measured at FVOCI are included in the impairment calculations set out below and impairment is recognised in profit or loss.
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
–the use of the designation removes or significantly reduces an accounting mismatch;
–a group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; and
–the financial liability contains one or more non-closely related embedded derivatives.
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

HSBC Bank plc	126

Notes on the Financial Statements

Under the above criterion, the main classes of financial instruments designated by HSBC are:
–Debt instruments for funding purposes that are designated to reduce an accounting mismatch: The interest and/or foreign exchange exposure on certain fixed-rate debt securities issued has been matched with the interest and/or foreign exchange exposure on certain swaps as part of a documented risk management strategy.
–Financial assets and financial liabilities under unit-linked and non-linked investment contracts: A contract under which HSBC does not accept significant insurance risk from another party is not classified as an insurance contract, other than investment contracts with discretionary participation features (‘DPF’), but is accounted for as a financial liability. Customer liabilities under linked and certain non-linked investment contracts issued by insurance subsidiaries are determined based on the fair value of the assets held in the linked funds or by a valuation model. The related financial assets and liabilities are managed and reported to management on a fair value basis. Designation at fair value of the financial assets and related liabilities allows changes in fair values to be recorded in the income statement and presented in the same line.
–Financial liabilities that contain both deposit and derivative components: These financial liabilities are managed and their performance evaluated on a fair value basis.
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
Fair value hedge
Fair value hedge accounting does not change the recording of gains and losses on derivatives and other hedging instruments, but results in recognising changes in the fair value of the hedged assets or liabilities attributable to the hedged risk that would not otherwise be recognised in the income statement. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting is discontinued and the cumulative adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortised to the income statement on a recalculated effective interest rate, unless the hedged item has been derecognised, in which case it is recognised in the income statement immediately.
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
(i)    Impairment of amortised cost and FVOCI financial assets
Expected credit losses are recognised for loans and advances to banks and customers, non-trading reverse repurchase agreements, other financial assets held at amortised cost, debt instruments measured at FVOCI, and certain loan commitments and financial guarantee contracts. At initial recognition, an allowance (or provision in the case of some loan commitments and financial guarantees) is recognised for ECL resulting from possible default events within the next 12 months, or less, where the remaining life is less than 12 months, (’12-month ECL’). In the event of a significant increase in credit risk, an allowance (or provision) is recognised for ECL resulting from all possible default events over the expected life of the financial instrument (‘lifetime ECL’). Financial assets where 12-month ECL is recognised are considered to be ‘stage 1’; financial assets which are considered to have experienced a significant increase in credit risk are in ‘stage 2’; and financial assets for which there is objective evidence of impairment, and so are considered to be in default or otherwise credit impaired are in ‘stage 3’. Purchased or originated credit-impaired financial assets ('POCI') are treated differently as set out below.
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
If such unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due. Therefore, the definitions of credit impaired and default are aligned as far as possible so that stage 3 represents all loans that are considered defaulted or otherwise credit-impaired.
Interest income is recognised by applying the effective interest rate to the amortised cost (i.e. gross carrying amount less allowance for ECL).

127	HSBC Bank plc

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
The group applies the EBA Guidelines on the application of definition of default for our retail portfolios, which affects credit risk policies and our reporting in respect of the status of loans as credit impaired principally due to forbearance (or curing thereof). Further details are provided under 'Forborne loans and advances' on page 53.
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
Loan modifications other than forborne loans
Loan modifications that are not identified as forborne are considered to be commercial restructurings. Where a commercial restructuring results in a modification (whether legalised through an amendment to the existing terms or the issuance of a new loan contract) such that HSBC’s rights to the cash flows under the original contract have expired, the old loan is derecognised and the new loan is recognised at fair value. The rights to cash flows are generally considered to have expired if the commercial restructuring is at market rates and no payment-related concession has been provided. Modifications of certain higher credit risk wholesale loans are assessed for derecognition having regard to changes in contractual terms that either individually or in combination are judged to result in a substantially different financial instrument. Mandatory and general offer loan modifications that are not borrower specific, for example market-wide customer relief programmes generally do not result in derecognition, but their stage allocation is determined considering all available and supportable information under our ECL impairment policy. Changes made to these financial instruments that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change of the interest rate benchmark.
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

HSBC Bank plc	128

Notes on the Financial Statements

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
Further information about the 23-grade scale used for CRR can be found on page 52.
For Retail portfolios, default risk is assessed using a reporting date 12-month PD derived from internally developed statistical models, which incorporate all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than 12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogenous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts are defined as accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold therefore identifies loans with a PD higher than would be expected from loans that are performing as originally expected and higher than that which would have been acceptable at origination. It therefore approximates a comparison of origination to reporting date PDs.
We continue to refine the retail transfer criteria approach for certain portfolios, as additional data becomes available, in order to utilise a more relative approach for certain portfolios. These enhancements take advantage of the increase in origination related data in the assessment of significant increases in credit risk by comparing remaining lifetime PD to the comparable remaining term lifetime PD at origination based on portfolio-specific origination segments.
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

129	HSBC Bank plc

HSBC makes use of the IRB framework where possible, with recalibration to meet the differing IFRS 9 requirements as set out in the following table:

Model	Regulatory capital	IFRS 9
PD	–Through the cycle (represents long-run average PD throughout a full economic cycle). –The definition of default includes a backstop of 90+ days past due.	–Point in time (based on current conditions, adjusted to take into account estimates of future conditions that will impact PD). –Default backstop of 90+ days past due for all portfolios.
EAD	–Cannot be lower than current balance	–Amortisation captured for term products
LGD
–Downturn LGD (consistent losses expected to be suffered during a severe but plausible economic downturn).
–Regulatory floors may apply to mitigate risk of underestimating downturn LGD due to lack of historical data.
–Discounted using cost of capital.
–All collection costs included.

–Expected LGD (based on estimate of loss given default including the expected impact of future economic conditions such as changes in value of collateral).
–No floors.
–Discounted using the original effective interest rate of the loan.
–Only costs associated with obtaining/selling collateral included.

Other		–Discounted back from point of default to balance sheet date.

While 12-month PDs are recalibrated from Basel models where possible, the lifetime PDs are determined by projecting the 12-month PD using a term structure. For the Wholesale methodology, the lifetime PD also takes into account credit migration, i.e. a customer migrating through the CRR bands over its life.
The ECL for Wholesale stage 3 is determined primarily on an individual basis using a discounted cash flow (‘DCF’) methodology. The expected future cash flows are based on estimates as of the reporting date, reflecting reasonable and supportable assumptions and projections of future recoveries and expected future receipts of interest.
Collateral is taken into account if it is likely that the recovery of the outstanding amount will include realisation of collateral based on its estimated fair value of collateral at the time of expected realisation, less costs for obtaining and selling the collateral.
The cash flows are discounted at a reasonable approximation of the original effective interest rate. For significant cases, cash flows under up to four different scenarios are probability-weighted by reference to the status of the borrower, economic scenarios applied more generally by HSBC Group and judgement of in relation to the likelihood of the workout strategy succeeding or receivership being required. For less significant cases where an individual assessment is undertaken, the effect of different economic scenarios and work-out strategies results in an ECL calculation based on a most likely outcome which is adjusted to capture losses resulting from less likely but possible outcomes. For certain less significant cases, the bank may use an LGD-based modelled approach to ECL assessment, which factors in a range of economic scenarios.
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
Forward-looking economic inputs
HSBC applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected credit loss in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in 'Measurement uncertainty and sensitivity analysis of ECL estimates' on page 61.
Critical estimates and judgements

The calculation of the group’s ECL under IFRS 9 requires the group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates
–Defining what is considered to be a significant increase in credit risk.
–Selecting and calibrating the PD, LGD and EAD models, which support the calculations, including making reasonable and supportable judgements about how models react to current and future economic conditions.
–Selecting model inputs and economic forecasts, including determining whether sufficient and appropriately weighted economic forecasts are incorporated to calculate unbiased expected credit loss.
–Making management judgemental adjustments to account for late breaking events, model and data limitations and deficiencies, and expert credit judgements.
–Selecting applicable recovery strategies for certain wholesale credit-impaired loans.

–The section ‘Measurement uncertainty and sensitivity analysis of ECL estimates’, marked as audited from page 61 sets out the assumptions used in determining ECL, and provides an indication of the sensitivity of the result to the application of different weightings being applied to different economic assumptions.

HSBC Bank plc	130

Notes on the Financial Statements

(j)    Insurance contracts
A contract is classified as an insurance contract where the group accepts significant insurance risk from another party by agreeing to compensate that party on the occurrence of a specified uncertain future event. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant. In addition, the group issues investment contracts with discretionary participation features ('DPF') which are also accounted for as insurance contracts as required by IFRS 17 ‘Insurance Contracts’.
Aggregation of insurance contracts
Individual insurance contracts that are managed together and subject to similar risks are identified as a portfolio. Contracts that are managed together usually belong to the same product group, and have similar characteristics such as being subject to a similar pricing framework or similar product management, and are issued by the same legal entity. If a contract is exposed to more than one risk, the dominant risk of the contract is used to assess whether the contract features similar risks. Each portfolio is further separated by the contract’s expected profitability. The portfolios are split by their profitability into: (i) contracts that are onerous at initial recognition; (ii) contracts that at initial recognition have no significant possibility of becoming onerous subsequently; and (iii) the remaining contracts. These profitability groups are then divided by issue date, with most contracts the group issues after the transition date being grouped into calendar quarter cohorts. For multi-currency groups of contracts, the group considers its groups of contracts as being denominated in a single currency.
The measurement of the insurance contract liability is based on groups of insurance contracts as established at initial recognition, and will include fulfilment cash flows as well as the CSM representing the unearned profit. The group has elected to update the estimates used in the measurement on a year-to-date basis.
Fulfilment cash flows
The fulfilment cash flows comprise the following:
Best estimates of future cash flows
These cash flows within the contract boundary of each contract in the group include amounts expected to be collected from premiums and payouts for claims, benefits and expenses, and are projected using a range of scenarios and assumptions in an unbiased way based on the group’s demographic and operating experience along with external mortality data where the group’s own experience data is not sufficiently large in size to be credible.
Adjustment for the time value of money (i.e. discounting) and financial risks associated with the future cash flows
The estimates of future cash flows are adjusted to reflect the time value of money and the financial risks to derive an expected present value. The group generally makes use of stochastic modelling techniques in the estimation for products with options and guarantees.
A bottom-up approach is used to determine the discount rate to be applied to a given set of expected future cash flows. This is derived as the sum of the risk-free yield and an illiquidity premium. The risk-free yield is determined based on observable market data, where such markets are considered to be deep, liquid and transparent. When information is not available, management judgement is applied to determine the appropriate risk-free yield. Illiquidity premiums reflect the liquidity characteristics of the associated insurance contracts.
Risk adjustment for non-financial risk
The risk adjustment reflects the compensation required for bearing the uncertainty about the amount and timing of future cash flows that arises from non-financial risk. It is calculated as a 75th percentile level of stress over a one-year period. The level of the stress is determined with reference to external regulatory stresses and internal economic capital stresses.
For the main insurance manufacturing entity in the group, the one-year 75th percentile level of stress corresponds to the 60th percentile (2022: 60th percentile) based on an ultimate view of risk over all future years.
The group does not disaggregate changes in the risk adjustment between insurance service result (comprising insurance revenue and insurance service expense) and insurance finance income or expenses. All changes are included in insurance service result.
Measurement models
The variable fee approach (‘VFA’) measurement model is used for most of the contracts issued by the group, which is mandatory upon meeting the following eligibility criteria at inception:
–the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;
–the group expects to pay to the policyholder a substantial share of the fair value returns on the underlying items. The group considers that a substantial share is a majority of returns; and
–the group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items. The group considers that a substantial proportion is a majority proportion of change on a present value probability-weighted average of all scenarios.
For some contracts measured under VFA, the other comprehensive income (‘OCI’) option is used. The OCI option is applied where the underlying items held by the group are not accounted for at fair value through profit or loss. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses for these insurance contracts, and hence results in the elimination of accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts issued for the period is recognised in OCI. In addition, the risk mitigation option is used for a number of economic offsets against the instruments that meet specific requirements.
The remaining contracts issued and the reinsurance contracts held are accounted for under the general measurement model (‘GMM’).
CSM and coverage units
The CSM represents the unearned profit and results in no income or expense at initial recognition when the group of contracts is profitable. The CSM is adjusted at each subsequent reporting period for changes in fulfilment cash flows relating to future service (e.g. changes in non-economic assumptions, including mortality and morbidity rates). For initial recognition of onerous groups of contracts and when groups of contracts become onerous subsequently, losses are recognised in insurance service expense immediately.

131	HSBC Bank plc

For groups of contracts measured using the VFA, changes in the group’s share of the underlying items, and economic experience and economic assumption changes adjust the CSM, whereas these changes do not adjust the CSM under the GMM, but are recognised in profit or loss as they arise. However, under the risk mitigation option for VFA contracts, the changes in the fulfilment cash flows and the changes in the group’s share in the fair value return on underlying items that the instruments mitigate are not adjusted in CSM but recognised in profit or loss. The risk mitigating instruments are primarily reinsurance contracts held.
The CSM is systematically recognised in insurance revenue to reflect the insurance contract services provided, based on the coverage units of the group of contracts. Coverage units are determined by the quantity of benefits and the expected coverage period of the contracts.
The group identifies the quantity of the benefits provided as follows:
–Insurance coverage: This is based on the expected net policyholder insurance benefit at each period after allowance for decrements, where net policyholder insurance benefit refers to the amount of sum assured less the fund value or surrender value.
–Investment services (including both investment-return service and investment-related service): This is based on a constant measure basis which reflects the provision of access for the policyholder to the facility.
For contracts that provide both insurance coverage and investment services, coverage units are weighted according to the expected present value of the future cash outflows for each service.
Insurance service result
Insurance revenue reflects the consideration to which the group expects to be entitled in exchange for the provision of coverage and other insurance contract services (excluding any investment components). Insurance service expenses comprise the incurred claims and other incurred insurance service expenses (excluding any investment components), and losses on onerous groups of contracts and reversals of such losses.
Insurance finance income and expenses
Insurance finance income or expenses comprise the change in the carrying amount of the group of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. For VFA contracts, changes in the fair value of underlying items (excluding additions and withdrawals) are recognised in insurance finance income or expenses.
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
Current and deferred tax are calculated based on tax rates and laws enacted, or substantively enacted, by the balance sheet date.

HSBC Bank plc	132

Notes on the Financial Statements

Critical estimates and judgements

The recognition of deferred tax assets depends on judgements and estimates.
Judgements	Estimates
–Specific judgements supporting deferred tax assets are described in Note 7.	The recognition of deferred tax assets is sensitive to estimates of future cash flows projected for periods for which detailed forecasts are available and to assumptions regarding the long-term pattern of cash flows thereafter, on which forecasts of future taxable profit are based, and which affect the expected recovery periods and the pattern of utilisation of tax losses and tax credits.
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
Critical estimates and judgements

The recognition and measurement of provisions requires the group to make a number of judgements, assumptions and estimates. The most significant are set out below:
Judgements	Estimates
–Determining whether a present obligation exists. Professional advice is taken on the assessment of litigation and similar obligations.
–Provisions for legal proceedings and regulatory matters typically require a higher degree of judgement than other types of provisions. When matters are at an early stage, accounting judgements can be difficult because of the high degree of uncertainty associated with determining whether a present obligation exists, and estimating the probability and amount of any outflows that may arise. As matters progress, management and legal advisers evaluate on an ongoing basis whether provisions should be recognised, revising previous estimates as appropriate. At more advanced stages, it is typically easier to make estimates around a better defined set of possible outcomes.

–Provisions for legal proceedings and regulatory matters remain very sensitive to the assumptions used in the estimate. There could be a wider range of possible outcomes for any pending legal proceedings, investigations or inquiries. As a result, it is often not practicable to quantify a range of possible outcomes for individual matters. It is also not practicable to meaningfully quantify ranges of potential outcomes in aggregate for these types of provisions, because of the diverse nature and circumstances of such matters and the wide range of uncertainties involved.

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
Impairment testing compares the carrying amount of the non-financial asset or CGU with its recoverable amount, which is the higher of the fair value less costs of disposal or the value in use. The carrying amount of a CGU comprises the carrying amount of its assets and liabilities, including non-financial assets that are directly attributable to it and non-financial assets that can be allocated to it on a reasonable and consistent basis. Non-financial assets that cannot be allocated to an individual CGU are tested for impairment at an appropriate grouping of CGUs. The recoverable amount of the CGU is the higher of the fair value less costs of disposal of the CGU, which is determined by independent and qualified valuers where relevant, and the value in use, which is calculated based on appropriate inputs. When the recoverable amount of a CGU is less than its carrying amount, an impairment loss is recognised in the income statement to the extent that the impairment can be allocated on a pro-rata basis to the non-financial assets by reducing their carrying amounts to the higher of their respective individual recoverable amount or nil. Impairment is not allocated to the financial assets in a CGU.
Impairment losses recognised in prior periods for non-financial assets are reversed when there has been a change in the estimate used to determine the recoverable amount. The impairment loss is reversed to the extent that the carrying amount of the non-financial assets would not exceed the amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised in prior periods.

133	HSBC Bank plc

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
Held-for-sale assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell except for those assets and liabilities that are not within the scope of the measurement requirements of IFRS 5. If the carrying amount of the non-current asset (or disposal group) is greater than the fair value less costs to sell, an impairment loss for any initial or subsequent write down of the asset or disposal group to fair value less costs to sell is recognised. Any such impairment loss is first allocated against the non-current assets that are in scope of IFRS 5 for measurement. This first reduces the carrying amount of any goodwill allocated to the disposal group, and then to the other assets of the disposal group pro rata on the basis of the carrying amount of each asset in the disposal group. Thereafter, any impairment loss in excess of the carrying amount of the non-current assets in scope of IFRS 5 for measurement is recognised against the total assets of the disposal group.
Critical estimates and judgements

The classification as held for sale depends on certain judgements:
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

2	Net fee income

Net fee income by product type
	2023	2022[1]	2021[1]
	£m	£m	£m
Net fee income by product
Account services	339	302	271
Funds under management	408	420	465
Cards	59	56	44
Credit facilities	278	235	246
Broking income	327	354	368
Underwriting	239	171	286
Imports/exports	35	44	40
Remittances	114	101	84
Global custody	190	203	200
Corporate finance	45	124	132
Securities others — (including stock lending)	95	81	76
Trust income	55	49	43
Other	410	453	451
Fee income	2,594	2,593	2,706
Less: fee expense	(1,365)	(1,298)	(1,293)
Net fee income	1,229	1,295	1,413

Net fee income by global business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 Dec 2023
Fee income	1,275	847	131	427	556	(642)	2,594
Less: fee expense	(1,496)	(177)	(102)	(19)	(207)	636	(1,365)
Net fee income/ (expense)	(221)	670	29	408	349	(6)	1,229

Year ended 31 Dec 2022[1]
Fee income	1,301	817	69	425	580	(599)	2,593
Less: fee expense	(1,439)	(173)	(55)	(25)	(199)	593	(1,298)
Net fee income/ (expense)	(138)	644	14	400	381	(6)	1,295

Year ended 31 Dec 2021[1]
Fee income	1,251	861	89	415	633	(543)	2,706
Less: fee expense	(1,245)	(188)	(83)	(54)	(255)	532	(1,293)
Net fee income/ (expense)	6	673	6	361	378	(11)	1,413
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.

HSBC Bank plc	134

Notes on the Financial Statements

Net fee income includes £842m of fees earned on financial assets that are not at fair value through profit or loss (other than amounts included in determining the effective interest rate) (2022: £778m; 2021: £935m), £247m of fees payable on financial liabilities that are not at fair value through profit of loss (other than amounts included in determining the effective interest rate) (2022: £229m; 2021: £221m), £654m of fees earned on trust and other fiduciary activities (2022: £673m; 2021: £709m), and £83m of fees payable relating to trust and other fiduciary activities (2022: £69m; 2021: £61m).

3	Net income from financial instruments measured at fair value through profit or loss

	2023	2022	2021
	£m	£m	£m
Net income arising on:
Net Trading activities	4,569	(2,840)	3
Other instruments managed on a fair value basis	(1,174)	5,715	1,730
Net income from financial instruments held for trading or managed on a fair value basis	3,395	2,875	1,733
Financial assets held to meet liabilities under insurance and investment contracts	1,231	(1,429)	1,305
Liabilities to customers under investment contracts	(63)	59	(91)
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,168	(1,370)	1,214
Derivatives managed in conjunction with the group's issued debt securities	189	(736)	(337)
Other changes in fair value	(252)	838	329
Changes in fair value of designated debt and related derivatives	(63)	102	(8)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	284	143	493
Year ended 31 Dec	4,784	1,750	3,432

4	Insurance business

The table below represents an analysis of the total insurance revenue and expenses recognised in the period:

Insurance Service result
	Year ended 31 Dec 2023			Year ended 31 Dec 2022[1]
	Life direct participating and Investment DPF contracts[2]	Life other contracts[3]	Total	Life direct participating and Investment DPF contracts[2]	Life other contracts[3]	Total
	£m	£m	£m	£m	£m	£m
Insurance revenue
Amounts relating to changes in liabilities for remaining coverage	183	188	371	165	193	358
– Contractual service margin recognised for services provided	77	43	120	78	36	114
– Change in risk adjustment for non-financial risk for risk expired	6	6	12	5	7	12
– Expected incurred claims and other insurance service expenses	100	139	239	82	150	232
Recovery of insurance acquisition cash flows	2	6	8	1	2	3
Total insurance revenue	185	194	379	166	195	361
Insurance service expenses
Incurred claims and other insurance service expenses	(88)	(120)	(208)	(88)	(132)	(220)
Losses and reversal of losses on onerous contracts	(8)	(7)	(15)	(2)	(6)	(8)
Amortisation of insurance acquisition cash flows	(2)	(6)	(8)	(1)	(2)	(3)
Adjustments to liabilities for incurred claims	—	(24)	(24)	1	(10)	(9)
Total insurance service expenses	(98)	(157)	(255)	(90)	(150)	(240)
Total insurance service results	87	37	124	76	45	121
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 'Life direct participating and investment DPF contracts' are substantially measured under the variable fee approach measurement model.
3 'Life other contracts' are measured under the general measurement model.

135	HSBC Bank plc

Net investment return
	Year ended 31 Dec 2023			Year ended 31 Dec 2022[1]
	Life direct participating and Investment DPF contracts	Life other contracts	Total	Life direct participating and Investment DPF contracts	Life other contracts	Total
	£m	£m	£m	£m	£m	£m
Investment return
Amounts recognised in profit or loss[2]	1,246	17	1,263	(1,086)	(4)	(1,090)
Amounts recognised in OCI[3]	404	—	404	(1,899)	—	(1,899)
Total investment return (memorandum)	1,650	17	1,667	(2,985)	(4)	(2,989)
Net finance (expense)/income
Changes in fair value of underlying items of direct participating contracts	(1,585)	—	(1,585)	2,979	—	2,979
Interest accreted	—	2	2	—	7	7
Effect of changes in interest rates and other financial assumptions	—	1	1	—	19	19
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	—	(4)	(4)	—	(1)	(1)
Total net finance (expenses)/income from insurance contracts	(1,585)	(1)	(1,586)	2,979	25	3,004
Represented by:
Amounts recognised in profit or loss	(1,183)	(1)	(1,184)	1,081	25	1,106
Amounts recognised in OCI	(402)	—	(402)	1,898	—	1,898
Total net investment results	65	16	81	(6)	21	15
Represented by:
Amounts recognised in profit or loss	63	16	79	(5)	21	16
Amounts recognised in OCI	2	—	2	(1)	—	(1)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 Total Bank ‘Net income/(expense) from assets and liabilities of insurance business, including related derivatives, measured at fair value through profit or loss’ gain of £1,168m (2022: £1,370m loss) includes returns on assets and liabilities supporting insurance policies of £1,082m (2022: £1,300m loss) and on shareholder assets of £86m (2022: £70m loss). Investment returns of £1,263m (2022: £1,090m loss) include gains of £1,082m (2022: £1,300m loss) on underlying assets supporting insurance liabilities reported in ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’, £187m gains (2022: £210m gain) reported in ‘Net interest income’ and £6m loss (2022: nil) reported in ‘Other operating income’.
3 ‘Amounts recognised in OCI’ for the year ended 31 December 2023 included fair value gains of £407m (2022: £1,902m losses) and impairment of £3m (2022: £3m impairment reversal).

Reconciliation of amounts included in other comprehensive income for financial assets measured at fair value through other comprehensive income - Contracts measured under the modified retrospective approach

	2023	2022
	£m	£m
Balance at 1 Jan	(808)	459
Net change in fair value	363	(1,665)
Net amount reclassified to profit or loss	(5)	(1)
Related income tax	(93)	430
Foreign exchange and other	17	(31)
Balance at 31 Dec	(526)	(808)

HSBC Bank plc	136

Notes on the Financial Statements

Movements in carrying amounts of insurance contracts - Analysis by remaining coverage and incurred claims
	Year ended 31 Dec 2023
	Life direct participating and Investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	(49)	—	6	(43)	(43)
Opening liabilities	19,712	5	2	19,719	146	10	129	285	20,004
Net opening balance at 1 Jan 2023	19,712	5	2	19,719	97	10	135	242	19,961
Changes in the statement of profit or loss and other comprehensive income
Insurance revenue
Contracts under the fair value approach	(11)	—	—	(11)	(78)	—	—	(78)	(89)
Contracts under the modified retrospective approach	(119)	—	—	(119)	(17)	—	—	(17)	(136)
Other contracts[2]	(55)	—	—	(55)	(99)	—	—	(99)	(154)
Total insurance revenue	(185)	—	—	(185)	(194)	—	—	(194)	(379)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(1)	89	88	—	(1)	121	120	208
Amortisation of insurance acquisition cash flows	2	—	—	2	6	—	—	6	8
Losses and reversal of losses on onerous contracts	—	8	—	8	—	7	—	7	15
Adjustments to liabilities for incurred claims	—	—	—	—	—	—	24	24	24
Total insurance service expenses	2	7	89	98	6	6	145	157	255
Investment components	(1,879)	—	1,879	—	(3)	—	3	—	—
Insurance service result	(2,062)	7	1,968	(87)	(191)	6	148	(37)	(124)
Net finance (income)/expense from insurance contracts[3]	1,585	—	—	1,585	—	—	1	1	1,586
Effect of movements in exchange rates	(371)	—	—	(371)	(1)	—	—	(1)	(372)
Total changes in the statement of profit or loss and other comprehensive income	(848)	7	1,968	1,127	(192)	6	149	(37)	1,090
Cash flows
Premiums received	1,471	—	—	1,471	218	—	—	218	1,689
Claims and other insurance service expenses paid, including investment components	(51)	—	(1,968)	(2,019)	—	—	(116)	(116)	(2,135)
Insurance acquisition cash flows	(15)	—		(15)	(28)	—		(28)	(43)
Total cash flows	1,405	—	(1,968)	(563)	190	—	(116)	74	(489)
Other movements	5	1	—	6	3	—	(17)	(14)	(8)
Net closing balance at 31 Dec 2023	20,274	13	2	20,289	98	16	151	265	20,554
Closing assets	—	—	—	—	(54)	4	9	(41)	(41)
Closing liabilities	20,274	13	2	20,289	152	12	142	306	20,595
Net closing balance at 31 Dec 2023	20,274	13	2	20,289	98	16	151	265	20,554

137	HSBC Bank plc

Movements in carrying amounts of insurance contracts - Analysis by remaining coverage and incurred claims (continued)
	Year ended 31 Dec 2022[1]
	Life direct participating and Investment DPF contracts				Life other contracts
	Liabilities for:				Liabilities for:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	(53)	1	5	(47)	(47)
Opening liabilities	21,916	4	2	21,922	170	4	105	279	22,201
Net opening balance at 1 Jan 2022	21,916	4	2	21,922	117	5	110	232	22,154
Changes in the statement of profit or loss and other comprehensive income
Insurance revenue
Contracts under the fair value approach	(10)	—	—	(10)	(83)	—	—	(83)	(93)
Contracts under the modified retrospective approach	(120)	—	—	(120)	(20)	—	—	(20)	(140)
Other contracts[2]	(36)	—	—	(36)	(92)	—	—	(92)	(128)
Total insurance revenue	(166)	—	—	(166)	(195)	—	—	(195)	(361)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(1)	89	88	—	—	132	132	220
Amortisation of insurance acquisition cash flows	1	—	—	1	2	—	—	2	3
Losses and reversal of losses on onerous contracts	—	2	—	2	—	6	—	6	8
Adjustments to liabilities for incurred claims	—	—	(1)	(1)	—	—	10	10	9
Total insurance service expenses	1	1	88	90	2	6	142	150	240
Investment components	(1,687)	—	1,687	—	(3)	—	3	—	—
Insurance service result	(1,852)	1	1,775	(76)	(196)	6	145	(45)	(121)
Net finance income from insurance contracts[3]	(2,979)	—	—	(2,979)	(19)	—	(6)	(25)	(3,004)
Effect of movements in exchange rates	946	—	—	946	—	—	3	3	949
Total changes in the statement of profit or loss and other comprehensive income	(3,885)	1	1,775	(2,109)	(215)	6	142	(67)	(2,176)
Cash flows
Premiums received	1,721	—	—	1,721	215	—	—	215	1,936
Claims and other insurance service expenses paid, including investment components	(41)	—	(1,775)	(1,816)	—	—	(124)	(124)	(1,940)
Insurance acquisition cash flows	(14)	—	—	(14)	(26)	—	—	(26)	(40)
Total cash flows	1,666	—	(1,775)	(109)	189	—	(124)	65	(44)
Other movements	15	—	—	15	6	(1)	7	12	27
Net closing balance at 31 Dec 2022	19,712	5	2	19,719	97	10	135	242	19,961
Closing assets	—	—	—	—	(49)	—	6	(43)	(43)
Closing liabilities	19,712	5	2	19,719	146	10	129	285	20,004
Net closing balance at 31 Dec 2022	19,712	5	2	19,719	97	10	135	242	19,961
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 'Other contracts' are those contracts measured by applying IFRS 17 from inception of the contracts. This includes contracts measured under the full retrospective approach at Transition and contracts incepted after Transition.
3 ‘Net finance (income)/expense from insurance contracts’ expense of £1,586m (2022: £3,004m income) comprises expense of £1,184m (2022: £1,106m income) recognised in the statement of profit or loss and expense of £402m (2022: £1,898m income) recognised in the statement of other comprehensive income.

HSBC Bank plc	138

Notes on the Financial Statements

Movements in carrying amounts of insurance contracts - Analysis by measurement component
	Year ended 31 Dec 2023
	Life direct participating and investment discretionary participating contracts					Life other contracts
		Contractual service margin					Contractual service margin
	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	—	(76)	6	—	27	(43)
Opening liabilities	18,771	29	657	262	19,719	134	114	15	22	285
Net opening balance at 1 Jan 2023	18,771	29	657	262	19,719	58	120	15	49	242
Changes in the statement of profit or loss and other comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(3)	(57)	(17)	(77)	—	(19)	(5)	(19)	(43)
Change in risk adjustment for non-financial risk expired	(6)	—	—	—	(6)	(6)	—	—	—	(6)
Experience adjustments	(12)	—	—	—	(12)	(19)	—	—	—	(19)
Changes that relate to future services
Contracts initially recognised in the year	(48)	—	—	48	—	(24)	—	—	25	1
Changes in estimates that adjust contractual service margin	133	(16)	(26)	(91)	—	(1)	9	5	(13)	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	8	—	—	—	8	6	—	—	—	6
Changes that relate to past services
Adjustments to liabilities for incurred claims	—	—	—	—	—	24	—	—	—	24
Insurance service result	75	(19)	(83)	(60)	(87)	(20)	(10)	—	(7)	(37)
Net finance (income)/expense from insurance contracts[3]	1,585	—	—	—	1,585	(1)	1	—	1	1
Effect of movements in exchange rates	(352)	—	(14)	(5)	(371)	—	(1)	—	—	(1)
Total changes in the statement of profit or loss and other comprehensive income	1,308	(19)	(97)	(65)	1,127	(21)	(10)	—	(6)	(37)
Cash flows
Premiums received	1,471	—	—	—	1,471	218	—	—	—	218
Claims, other insurance service expenses paid (including investment components) and other cash flows	(2,019)	—	—	—	(2,019)	(116)	—	—	—	(116)
Insurance acquisition cash flows	(15)	—	—	—	(15)	(28)	—	—	—	(28)
Total cash flows	(563)	—	—	—	(563)	74	—	—	—	74
Other movements	1	—	1	4	6	(21)	—	—	7	(14)
Net closing balance at 31 Dec 2023	19,517	10	561	201	20,289	90	110	15	50	265
Closing assets	—	—	—	—	—	(63)	4	—	18	(41)
Closing liabilities	19,517	10	561	201	20,289	153	106	15	32	306
Net closing balance at 31 Dec 2023	19,517	10	561	201	20,289	90	110	15	50	265

139	HSBC Bank plc

Movements in carrying amounts of insurance contracts - Analysis by measurement component (continued)
	Year ended 31 Dec 2022
	Life direct participating and investment discretionary participating contracts					Life other contracts
		Contractual service margin					Contractual service margin
	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach	Other contracts[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	—	(79)	17	—	15	(47)
Opening liabilities	21,172	34	520	196	21,922	139	94	19	27	279
Net opening balance at 1 Jan 2022	21,172	34	520	196	21,922	60	111	19	42	232
Changes in the statement of profit or loss and other comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(3)	(57)	(18)	(78)	—	(21)	(5)	(10)	(36)
Change in risk adjustment for non-financial risk expired	(5)	—	—	—	(5)	(7)	—	—	—	(7)
Experience adjustments	6	—	—	—	6	(20)	—	—	—	(20)
Changes that relate to future services
Contracts initially recognised in the year	(54)	—	—	54	—	(23)	—	—	25	2
Changes in estimates that adjust contractual service margin	(178)	1	161	16	—	(8)	11	—	(3)	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	2	—	—	—	2	6	—	—	—	6
Changes that relate to past services
Adjustments to liabilities for incurred claims	(1)	—	—	—	(1)	10	—	—	—	10
Insurance service result	(230)	(2)	104	52	(76)	(42)	(10)	(5)	12	(45)
Net finance income from insurance contracts[3]	(2,979)	—	—	—	(2,979)	(26)	1	—	—	(25)
Effect of movements in exchange rates	901	1	33	11	946	(2)	3	1	1	3
Total changes in the statement of profit or loss and other comprehensive income	(2,308)	(1)	137	63	(2,109)	(70)	(6)	(4)	13	(67)
Cash flows
Premiums received	1,721	—	—	—	1,721	215	—	—	—	215
Claims, other insurance service expenses paid (including investment components) and other cash flows	(1,816)	—	—	—	(1,816)	(124)	—	—	—	(124)
Insurance acquisition cash flows	(14)	—	—	—	(14)	(26)	—	—	—	(26)
Total cash flows	(109)	—	—	—	(109)	65	—	—	—	65
Other movements	16	(4)	—	3	15	3	15	—	(6)	12
Net closing balance at 31 Dec 2022	18,771	29	657	262	19,719	58	120	15	49	242
Closing assets	—	—	—	—	—	(76)	6	—	27	(43)
Closing liabilities	18,771	29	657	262	19,719	134	114	15	22	285
Net closing balance at 31 Dec 2022	18,771	29	657	262	19,719	58	120	15	49	242
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
2 'Other contracts' are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at Transition and contracts incepted after Transition.
3 ‘Net finance (income)/expense from insurance contracts’ expense of £1,586m (2022: £3,004m income) comprises expense of £1,184m (2022: £1,106m income) recognised in the statement of profit or loss and expense of £402m (2022: £1,898m income) recognised in the statement of other comprehensive income.

HSBC Bank plc	140

Notes on the Financial Statements

Effect of contracts initially recognised in the year
	Year ended 31 Dec 2023			Year ended 31 Dec 2022[1]
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
	£m	£m	£m	£m	£m	£m
Life direct participating and investment DPF contracts
Estimates of present value of cash outflows	1,169	15	1,184	1,377	12	1,389
– Insurance acquisition cash flows	10	—	10	—	—	—
– Claims and other insurance service expenses payable	1,159	15	1,174	1,377	12	1,389
Estimates of present value of cash inflows	(1,222)	(15)	(1,237)	(1,437)	(12)	(1,449)
Risk adjustment for non-financial risk	5	—	5	4	—	4
Contractual service margin	48	—	48	56	—	56
Losses recognised on initial recognition	—	—	—	—	—	—
Life other contracts
Estimates of present value of cash outflows	129	9	138	150	22	172
– Insurance acquisition cash flows	1	—	1	—	—	—
– Claims and other insurance service expenses payable	128	9	137	150	22	172
Estimates of present value of cash inflows	(161)	(8)	(169)	(183)	(20)	(203)
Risk adjustment for non-financial risk	7	—	7	7	1	8
Contractual service margin	25	—	25	25	—	25
Losses recognised on initial recognition	—	(1)	(1)	—	(2)	(2)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

Present value of expected future cash flows of insurance contract liabilities and contractual service margin
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Insurance liability future cash flows
Life direct participating and investment DPF contracts	614	660	648	612	555	1,809	(15)	14,536	19,419
Life other contracts	33	—	(4)	(5)	(4)	13	28	59	120
Insurance liability future cash flows at 31 Dec 2023	647	660	644	607	551	1,822	13	14,595	19,539
Remaining contractual service margin
Life direct participating and investment DPF contracts	66	62	59	55	51	204	208	67	772
Life other contracts	28	24	19	16	14	42	29	3	175
Remaining contractual service margin at 31 Dec 2023	94	86	78	71	65	246	237	70	947
Insurance liability future cash flows
Life direct participating and investment DPF contracts	196	327	343	336	316	1,004	7	16,148	18,677
Life other contracts	46	(7)	(8)	(8)	(7)	(9)	33	59	99
Insurance liability future cash flows at 31 Dec 2022[1]	242	320	335	328	309	995	40	16,207	18,776
Remaining contractual service margin
Life direct participating and investment DPF contracts	78	74	70	66	61	248	261	90	948
Life other contracts	28	23	19	16	14	44	31	8	183
Remaining contractual service margin at 31 Dec 2022[1]	106	97	89	82	75	292	292	98	1,131
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
Discount rates
The discount rates applied to expected future cash flows are determined through a bottom-up approach as set out in Note 1.2(j) ‘Summary of material accounting policies – Insurance contracts’ on page 131. The blended average of discount rates used within our most material manufacturing entities are as follows:

	HSBC Life (UK) Ltd	HSBC Assurances Vie (France)
	£	€
At 31 Dec 2023
10 year discount rate (%)	3.28	2.96
20 year discount rate (%)	3.43	2.97
At 31 Dec 2022
10 year discount rate (%)	3.71	3.66
20 year discount rate (%)	3.54	3.33

141	HSBC Bank plc

5	Employee compensation and benefits

	2023	2022	2021
	£m	£m	£m
Wages and salaries	1,344	1,365	1,609
Social security costs	294	278	341
Post-employment benefits[1]	68	55	73
Year ended 31 Dec	1,706	1,698	2,023
1    Includes £52m (2022: £42m; 2021: £37m) in employer contributions to the defined contribution pension plans.

Average number of persons employed by the group during the year by global business[1]
	2023	2022	2021
MSS	3,954	3,722	4,322
GB	2,125	2,155	2,458
GBM Other	27	81	140
CMB	2,536	2,748	3,023
WPB	6,119	6,484	6,709
Corporate Centre	48	215	171
Year ended 31 Dec	14,809	15,405	16,823
1    Average numbers of headcount in corporate centre are allocated in respective businesses on the basis of amounts charged to the respective global businesses.

Average number of persons employed by the group during the year by country
	2023	2022	2021
UK	2,611	2,635	3,145
France	6,732	7,163	7,713
Germany	2,458	2,579	2,732
Others	3,008	3,028	3,233
Year ended 31 Dec	14,809	15,405	16,823

Share-based payments
'Wages and salaries’ includes the effect of share-based payments arrangements, of which £58m were equity settled (2022: £45m; 2021: £96m), as follows:

	2023	2022	2021
	£m	£m	£m
Restricted share awards	58	45	96
Savings-related and other share award option plans	1	1	1
Year ended 31 Dec	59	46	97

HSBC share awards
Award	Policy
Deferred share awards (including annual incentive awards, long-term incentive ('LTI') awards delivered in shares) and Group Performance Share Plan ('GPSP')
–An assessment of performance over the relevant period ending on 31 December is used to determine the amount of the award to be granted.
–Deferred awards generally require employees to remain in employment over the vesting period and are generally not subject to performance conditions after the grant date. An exception to these are the LTI awards, which are subject to performance conditions.
–Deferred share awards generally vest over a period of three, four, five or seven years.
–Vested shares may be subject to a retention requirement post-vesting.
–Awards are subject to malus and clawback.

International Employee Share Purchase Plan (‘ShareMatch’)
–The plan was first introduced in Hong Kong in 2013 and now includes employees based in 31 jurisdictions.
–Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
–Matching awards are added at a ratio of one free share for every three purchased.
–Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

HSBC Bank plc	142

Notes on the Financial Statements

Movement on HSBC share awards
	2023	2022
	Number	Number
	(000s)	(000s)
Restricted share awards outstanding at 1 Jan	20,454	21,828
Additions during the year[1]	10,998	11,651
Released in the year[1]	(11,864)	(12,279)
Forfeited in the year	(383)	(746)
Restricted share awards outstanding at 31 Dec	19,205	20,454
Weighted average fair value of awards granted (£)	4.74	4.96
1    Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
–From 2014, eligible employees for the UK plan can save up to £500 per month with the option to use the savings to acquire shares.
–These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three years or five years contract, respectively.
–The exercise price is set at a 20% (2022: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2023	5,782	2.91
Granted during the year[2]	1,348	4.57
Exercised during the year	(2,428)	2.72
Expired during the year	(38)	4.73
Forfeited during the year	(325)	2.94
Outstanding at 31 Dec 2023	4,339	3.51
Weighted average remaining contractual life (years)	2.37

Outstanding at 1 Jan 2022	6,936	2.87
Granted during the year[2]	(179)	3.96
Exercised during the year	(173)	3.36
Expired during the year	(177)	4.72
Forfeited during the year	(625)	2.98
Outstanding at 31 Dec 2022	5,782	2.91
Weighted average remaining contractual life (years)	2.18
1    Weighted average exercise price.
2    Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.
Post-employment benefit plans
We operate a number of pension plans throughout Europe for our employees. Some are defined benefit plans, of which HSBC Germany Pension Plan is the most prominent within the group.
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
HSBC Germany Pension Plan (HSBC Trinkaus & Burkhardt Pension Plan)
HSBC Germany Pension Plan is a final salary scheme and is calculated based on the employee length of service multiplied by a predefined benefit accrual and earnings. The pension is paid when the benefit falls due and is a specified pension payment, lumpsum or combination thereof. The plan is overseen by an independent corporate trustee, who has a fiduciary responsibility for the operation of the plan. Its assets are held separately from the assets of the group.
The strategic aim of the investment is to achieve, as continuously as possible, an increase in value over time. For this purpose, the fund invests mainly in government bonds, corporate bonds, investment funds and equities. It invests predominantly in developed regions. Overall, emphasis is placed on having a high degree of diversification.
Plan assets were created to fund the pension obligations and separated through what is known as a contractual trust agreement (CTA). HSBC Trinkaus Vermögenstreuhänder e.V. and HSBC Trinkaus Mitarbeitertreuhänder e.V. assume the role of trustee. Active members of the trustee are Bank employees.

143	HSBC Bank plc

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
The latest measurement of the defined benefit obligation of the plan at 31 December 2023 was carried out by Hans-Peter Kieselmann (Fellow of the German Association of Actuaries ('DAV')) and Helga Bader, at Willis Towers Watson GmbH, using the projected unit credit method. The next measurement will have an effective date of 31 December 2024.

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Total
	£m	£m	£m
Defined benefit pension plans	459	(479)	(20)
Defined benefit healthcare plans	—	(46)	(46)
At 31 Dec 2023	459	(525)	(66)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(117)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			51

Defined benefit pension plans	534	(531)	3
Defined benefit healthcare plans	—	(51)	(51)
At 31 Dec 2022	534	(582)	(48)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(121)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			73
Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets		Present value of defined benefit obligations		Net defined benefit asset/(liability)
	HSBC Germany Pension Plan[2]	Other plans	HSBC Germany Pension Plan[2]	Other plans	HSBC Germany Pension Plan[2]	Other plans
	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	405	129	(357)	(174)	48	(45)
Service cost	—	—	(7)	(5)	(7)	(5)
– current service cost	—	—	(8)	(6)	(8)	(6)
– past service gains	—	—	1	1	1	1
Net interest income/(cost) on the net defined benefit asset/(liability)	11	6	(9)	(9)	2	(3)
Remeasurement effects recognised in other comprehensive income	6	(6)	(29)	1	(23)	(5)
– return on plan assets (excluding interest income)	6	(6)	—	—	6	(6)
– actuarial losses financial assumptions	—	—	(29)	(8)	(29)	(8)
– actuarial gains demographic assumptions	—	—	—	2	—	2
– actuarial gains experience assumptions	—	—	—	7	—	7
– other changes	—	—	—	—	—	—
Exchange differences	(8)	—	7	1	(1)	1
Benefits paid	—	(7)	12	15	12	8
Other movements[1,3]	(77)	—	79	(4)	2	(4)
At 31 Dec 2023	337	122	(304)	(175)	33	(53)

HSBC Bank plc	144

Notes on the Financial Statements

Net asset/(liability) under defined benefit pension plans (continued)
	Fair value of plan assets		Present value of defined benefit obligations		Net defined benefit asset/(liability)
	HSBC Germany Pension Plan[2]	Other plans	HSBC Germany Pension Plan[2]	Other plans	HSBC Germany Pension Plan[2]	Other plans
	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	434	234	(438)	(304)	(4)	(70)
Service cost	—	—	4	(8)	4	(8)
– current service cost	—	—	3	(9)	3	(9)
– past service gains	—	—	1	1	1	1
Net interest income/(cost) on the net defined benefit asset/(liability)	(3)	5	(4)	(5)	(7)	—
Remeasurement effects recognised in other comprehensive income	(51)	(99)	94	98	43	(1)
– return on plan assets (excluding interest income)	(51)	(99)	—	—	(51)	(99)
– actuarial gains financial assumptions	—	—	94	106	94	106
– actuarial losses demographic assumptions	—	—	—	(2)	—	(2)
– actuarial losses experience assumptions	—	—	—	(6)	—	(6)
– other changes	—	—	—	—	—	—
Exchange differences	22	1	(20)	(3)	2	(2)
Benefits paid	—	(7)	10	13	10	6
Other movements[1]	3	(5)	(3)	35	—	30
At 31 Dec 2022	405	129	(357)	(174)	48	(45)
1    Other movements include contributions by the group, contributions by employees, administrative costs and tax paid by plan.
2    The HSBC Germany Pension Plan and its comparatives have been disclosed as it is considered to be a prominent plan within the group. Figures disclosed comprise this prominent plan and other plans in Germany.
3 Other movements for HSBC Germany Pension Plan include reclassification of Lebensarbeitszeitkonto (LAZK) plan to long term employee benefits.
HSBC Germany does not expect to make contributions to the HSBC Germany Pension Plan during 2024. Benefits expected to be paid from the plans to retirees over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2024	2025	2026	2027	2028	2029-2033
	£m	£m	£m	£m	£m	£m
HSBC Germany Pension Plan[1]	12	12	11	12	12	69
1    The duration of the defined benefit obligation is 14.2 years for the HSBC Germany Pension Plan under the disclosure assumptions adopted (2022: 13.7 years).

Fair value of plan assets by asset classes
	31 Dec 2023				31 Dec 2022
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC
	£m	£m	£m	£m	£m	£m	£m	£m
HSBC Germany Pension Plan
Fair value of plan assets	337	312	25	—	405	352	53	—
– equities	3	3	—	—	8	8	—	—
– bonds fixed income	196	196	—	—	173	173	—	—
– bonds index linked	6	6	—	—	26	26	—	—
– bonds other	—	—	—	—	—	—	—	—
– property	3	—	3	—	—	—	—	—
– pooled investment vehicle	—	—	—	—	—	—	—	—
– other	129	107	22	—	198	145	53	—

145	HSBC Bank plc

Post-employment defined benefit plans’ principal actuarial financial assumptions
The group determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions
	Discount rate	Inflation rate	Rate of increase for pensions	Rate of pay increase
	%	%	%	%
HSBC Germany Pension Plan
At 31 Dec 2023	3.17	2.25	2.25	2.25
At 31 Dec 2022	3.71	2.25	2.25	2.25

Mortality tables and average life expectancy at age 60
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40
HSBC Germany Pension Plan
At 31 Dec 2023	RT 2018G1[1]	25.4	28.3	29.1	31.3
At 31 Dec 2022	RT 2018G1[1]	25.2	28.2	28.9	31.2
1 Heubeck tables: RT 2018G. These are generally accepted and used mortality tables for occupational pension plans in Germany, taking into account future mortality improvements and lighter mortality for higher-paid pensioners.

The effect of changes in key assumptions
	HSBC Germany Pension Plan Obligation
	Financial impact of increase			Financial impact of decrease
	2023	2022	2021	2023	2022	2021
	£m	£m	£m	£m	£m	£m
Discount rate – increase/decrease of 0.25%	(9)	(7)	(13)	9	8	13
Inflation rate – increase/decrease of 0.25%	7	7	11	(6)	(5)	(9)
Pension payments and deferred pensions – increase/decrease of 0.25%	6	5	9	(6)	(5)	(8)
Pay – increase/decrease of 0.25%	1	1	2	(1)	(1)	(2)
Change in mortality – increase of 1 Year	9	10	16	N/A	N/A	N/A
The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this in unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit asset recognised in the balance sheet. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the prior period.
Directors’ emoluments
The aggregate emoluments of the Directors of the bank, computed in accordance with the Companies Act 2006 as amended by statutory instrument 2008 No.410, were:

	2023	2022	2021
	£000	£000	£000
Fees[1]	1,427	1,410	1,525
Salaries and other emoluments[2]	2,792	2,294	3,569
Annual incentives[3]	1,163	979	694
Long-term incentives[4]	1,193	779	511
Year ended 31 Dec	6,575	5,462	6,299
1    Fees paid to non-executive Directors.
2    Salaries and other emoluments include Fixed Pay Allowances.
3    Discretionary annual incentives for executive Directors are based on a combination of individual and corporate performance, and are determined by the Remuneration Committee of the bank’s parent company, HSBC Holdings plc. Incentive awards made to executive directors are delivered in the form of cash and HSBC Holdings plc shares. The total amount shown is comprised of £581,561 (2022: £489,285) in cash and £581,561 (2022: £489,285) in Restricted Shares, which is the upfront portion of the annual incentive granted in respect of performance year 2023.
4    The amount shown is comprised of £493,868 (2022: £380,893) in deferred cash, £699,552 (2022: £398,162) in deferred Restricted Shares. These amounts relate to the portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2023. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The deferred share awards are subject to at least a six-month retention period upon vesting. Details of the Plans are contained within the Directors’ Remuneration Report of HSBC Holdings plc. The cost of any awards subject to service conditions under the HSBC Share Plan 2011 are recognised through an annual charge based on the fair value of the awards, apportioned over the period of service to which the award relates.
5 In addition to the amounts set out above, a payment was also made to a Director relating to compensation for loss of employment. As the payment related to a longer period of employment with the Group (and not specifically to the Directorship) it is not included in the tables. However, the amount paid that related (on a time apportioned basis) to the period of Directorship is £169,358.

HSBC Bank plc	146

Notes on the Financial Statements

No Director exercised share options over HSBC Holdings plc ordinary shares during the year.
No Director is accruing retirement benefits under a money purchase scheme in respect of Directors’ qualifying services (2022: None).
In addition, there were payments during 2023 under unfunded retirement benefit agreements to former Directors of £410,403 (2022: £394,334). The provision at 31 December 2023 in respect of unfunded pension obligations to former Directors amounted to £3,811,422 (2022: £4,286,951).
Of these aggregate figures, the following amounts are attributable to the highest paid Director:

	2023	2022	2021
	£000	£000	£000
Salaries and other emoluments	1,641	1,641	1,399
Annual incentives[1]	1,074	859	558
Long-term incentives[2]	990	677	390
Year ended 31 Dec	3,705	3,177	2,347
1 Awards made to the highest paid Director are delivered in the form of cash and HSBC Holdings plc shares. The amount shown comprises £537,040 (2022: £429,285) in cash and £537,040 (2022: £429,285) in Restricted Shares.
2    The amount shown comprises £408,439 (2022: £330,687) in deferred cash, £581,165 (2022: £345,818) in deferred Restricted Shares. These amounts relate to a portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2023. The total vesting period of deferred cash and share awards is no less than three years, with 33% of the award vesting on each of the first and second anniversaries of the date of the award, and the balance vesting on the third anniversary of the date of the award. The share awards are subject to a six-month retention period upon vesting.
No pension contributions were made by the bank in respect of services by the highest paid Director during the year (2022: £0).

6	Auditors’ remuneration

	2023	2022	2021
	£m	£m	£m
Audit fees payable to PwC	13.1	11.3	10.4
Other audit fees payable	0.6	0.7	0.4
Year ended 31 Dec	13.7	12.0	10.8

Fees payable by the group to PwC
	2023	2022	2021
	£m	£m	£m
Fees for HSBC Bank plc‘s statutory audit[1,5]	5.3	5.5	4.8
Fees for other services provided to the group	17.5	15.6	14.3
– audit of the group‘s subsidiaries[2]	7.8	5.8	5.6
– audit-related assurance services[3]	5.2	5.3	5.7
– other assurance services[4]	4.5	4.5	3.0
Year ended 31 Dec	22.8	21.1	19.1
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
52023 Audit fees payable to PwC includes prior year adjustments after finalisation of the 2022 financial statements.
In addition to the above, the estimated fees paid to PwC by third parties associated with HSBC Bank plc amount to £0.6m. In these cases, HSBC Bank plc was connected with the contracting party and may therefore have been involved in appointing PwC. These fees arose from services such as reviewing the financial position of corporate concerns that borrow from HSBC Bank plc.
Fees payable for non-audit services for HSBC Bank plc are not disclosed separately because such fees are disclosed on a consolidated basis for the group.

7	Tax

Tax expense
	2023	2022[1]	2021[1]
	£m	£m	£m
Current tax	386	(283)	(187)
– for this year	359	(243)	(245)
– adjustments in respect of prior years	27	(40)	58
Deferred tax	41	(363)	164
– origination and reversal of temporary differences	25	(529)	248
– effect of changes in tax rates	—	33	(56)
– adjustments in respect of prior years	16	133	(28)
Year ended 31 Dec[2]	427	(646)	(23)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
2 In addition to amounts recorded in the income statement, a tax charge of £334m (2022: credit of £393m; 2021 credit of £135m) was recorded directly to equity.

147	HSBC Bank plc

The group’s profits are taxed at different rates depending on the country in which they arise. The key applicable corporate tax rates in 2023 included the UK and France. The UK tax rate applying to HSBC Bank plc and its banking subsidiaries in 2023 was a blended rate of 27.75% (2022: 27.00%), comprising 23.50% corporation tax plus 4.25% surcharge on UK banking profits, following an increase in the main rate of UK corporation tax from 19% to 25% and a reduction in the UK banking surcharge rate from 8% to 3% from 1 April 2023. The applicable tax rate in France was 26% (2022: 26%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.
On 20 June 2023, legislation was substantively enacted in the UK, the jurisdiction of the entity's ultimate parent entity, HSBC Holdings plc, to introduce the 'Pillar Two' global minimum tax model rules of the OECD's Inclusive Framework on Base Erosion and Profit Shifting (BEPS), as well as a qualified domestic minimum tax, with effect from 1 January 2024. Under these rules, a top-up tax liability arises where the effective tax rate of the HSBC Holdings plc operations in a jurisdiction, calculated based on principles set out in the OECD's Pillar Two model rules, is below 15%.
Based on the group's forecasts, top-up tax liabilities are expected to arise in four jurisdictions, in particular Jersey, due to low statutory tax rates. During 2023, the government of Bermuda announced the introduction of a corporation tax system to apply to Bermudian entities of large multinational groups, with a statutory rate of 15%, with effect from 1 January 2025. This is expected to apply to the HSBC Group's operations in Bermuda.
Tax reconciliation
The tax charged to the income statement differs from the tax expense that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2023		2022[1]		2021[1]
	£m	%	£m	%	£m	%
Profit/(loss) before tax	2,152		(1,199)		1,023
Tax expense
Taxation at UK corporation tax rate	506	23.5	(228)	19.0	194	19.0
Impact of taxing overseas profits at different rates	(20)	(0.9)	(75)	6.3	7	0.7
UK banking surcharge	5	0.2	(47)	3.9	(2)	(0.2)
Items increasing the tax charge in 2023:
– UK and European bank levies	78	3.6	50	(4.2)	72	7.0
– adjustments in respect of prior periods	58	2.7	93	(7.8)	30	2.9
– provisions for fines and penalties	23	1.1	3	(0.3)	(2)	(0.2)
– local taxes and overseas withholding taxes	19	0.9	4	(0.3)	(4)	(0.4)
– effect of losses (profits) in associates and joint ventures	5	0.2	5	(0.4)	(43)	(4.2)
– other	25	1.2	(5)	0.4	(32)	3.0
– impact of changes in tax rates	—	—	33	(2.8)	(56)	(5.5)
– impact of temporary differences between French tax and IFRS	—	—	—	—	324	31.7
Items reducing the tax charge in 2023:
– movements in unrecognised deferred tax	(81)	(3.8)	(268)	22.4	(47)	(4.6)
– non-taxable gain on transfer of Guernsey branch	(74)	(3.4)	—	—	—	—
– deductions for AT1 coupon payments	(60)	(2.8)	(55)	4.6	(53)	(5.2)
– impact of held for sale adjustments	(25)	(1.2)	47	(3.9)	—	—
– non-taxable income and gains	(21)	(1.0)	(93)	7.8	(92)	(9.0)
– movements in provisions for uncertain tax positions	(11)	(0.5)	(110)	9.2	5	0.5
– tax impact of sale of French retail banking business	—	—	—	—	(324)	(31.7)
Year ended 31 Dec	427	19.8	(646)	53.9	(23)	(2.2)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
The effective tax rate for the year was 19.8% (2022: 53.9%; 2021: (2.2)%). The 2023 effective tax rate of 19.8% reflects the mix of profits and losses in different jurisdictions and is decreased by the release of provisions for uncertain tax positions, recognition of a deferred tax asset for prior period excess expenses in HSBC Life (UK) and the non-taxable gain arising on the transfer of the Guernsey branch to PBRS and increased by non-deductible UK and European bank levy expenses and charges in respect of prior periods.
The effective tax rate for 2022 of 53.9% represented a tax credit on a loss before tax and was increased by non-recurring items, including recognition of previously unrecognised deferred tax assets in France and a tax credit of £110m from the release of provisions for uncertain tax positions and reduced by charges in respect of prior periods and non-deductible UK and European bank levy expenses.
In 2021, the signing of a framework agreement for the sale of the French retail banking business resulted in a tax deduction (tax value of £324m) for a provision for loss on disposal which was recorded in the French tax return. A deferred tax liability of the same amount arose as a consequence of the temporary difference between the French tax basis and IFRS in respect of this provision. This temporary difference reversed in 2022 upon application of held for sale accounting for IFRS, resulting in the reversal of this deferred tax liability to the income statement.
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

HSBC Bank plc	148

Notes on the Financial Statements

Movement of deferred tax assets and liabilities
	Cash flow hedges	Loan impairment provisions	Property, plant and equipment	FVOCI investments	Relief for tax losses[3]	Other[2]	Total
	£m	£m	£m	£m	£m	£m	£m
Assets	391	60	227	474	628	151	1,931
Liabilities	—	—	—	(351)	—	—	(351)
At 1 Jan 2023	391	60	227	123	628	151	1,580
Income statement	—	(4)	(36)	44	(17)	(28)	(41)
Other comprehensive income	(252)	—	—	(43)	—	65	(230)
Foreign exchange and other adjustments	(1)	3	—	8	(10)	(37)	(37)
At 31 Dec 2023	138	59	191	132	601	151	1,272
Assets[4]	138	59	191	329	601	204	1,522
Liabilities[4]	—	—	—	(197)	—	(53)	(250)

Assets	40	60	206	40	382	65	793
Liabilities	—	—	—	—	—	—	—
At 1 Jan 2022[1]	40	60	206	40	382	65	793
Income statement	—	(2)	22	(124)	221	246	363
Other comprehensive income	348	—	—	190	—	(151)	387
Foreign exchange and other adjustments	3	2	(1)	17	25	(9)	37
At 31 Dec 2022[1]	391	60	227	123	628	151	1,580
Assets[4]	391	60	227	474	628	151	1,931
Liabilities[4]	—	—	—	(351)	—	—	(351)
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly.
2 Other deferred tax assets and liabilities relate to share-based payments, expense provisions and other temporary differences.
3    The deferred tax asset recognised in respect of tax losses mainly relates to France (£566m) and US State tax losses of the New York branch of HSBC Bank plc (£28m), both of which are supported by future profit forecasts.
4    After netting off balances within countries, the balances as disclosed in the financial statements are as follows: deferred tax assets £1,278m (2022: £1,583m); and deferred tax liabilities £6m (2022: £3m).
Management has assessed the likely availability of future taxable profits against which to recover the deferred tax assets of the group, taking into consideration the reversal of existing taxable temporary differences, past business performance and forecasts of future business performance.
The group’s net deferred tax asset of £1,272m (2022: £1,580m) included a net UK deferred tax asset of £441m (2022: £597m) and a net deferred asset of £693m (2022: £797m) in France, of which £566m (2022: £588m) related to tax losses which are expected to be substantially recovered within 12 years.
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
Unrecognised deferred tax
The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was £673m (2022: £1,017m). These amounts include unused tax losses, tax credits and temporary differences of £668m (2022: £912m) arising in the New York branch of HSBC Bank plc. The unrecognised losses expire after 10 years or do not expire.
Deferred tax is not recognised in respect of the group’s investments in subsidiaries and branches where HSBC Bank plc is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is £3.7bn (2022: £3.3bn) and the corresponding unrecognised deferred tax liability was £27m (2022: £26m).

8	Dividends

Dividends to the parent company
	2023		2022		2021
	£ per share	£m	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
Current year:
– first special dividend[1]	0.941	750	1.067	850	—	—
– second special dividend	—	—	—	—	—	—
Total	0.941	750	1.067	850	—	—
Dividends on preference shares classified as equity
Dividend on HSBC Bank plc non-cumulative third dollar preference shares	0.001	—	0.001	—	0.001	—
Total	0.001	—	0.001	—	0.001	—
Total coupons on capital securities classified as equity	—	211	—	202	—	194
Dividends to parent	—	961	—	1,052	—	194
1 Special dividend declared/paid on CET1 capital in 2023.

149	HSBC Bank plc

Total coupons on capital securities classified as equity
		2023	2022	2021
	First call date	£m	£m	£m
Undated Subordinated additional Tier 1 instruments
Undated Subordinated Resettable Additional Tier 1 instrument 2015	Dec 2020	85	87	84
Undated Subordinated Resettable Additional Tier 1 instrument 2016	Jan 2022	12	11	12
Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	28	28	10
Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	10	10	28
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	24	24	24
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	15	8	7
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Dec 2024	19	20	20
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Jan 2025	9	8	9
Undated Subordinated Resettable Additional Tier 1 instrument 2022	Mar 2027	9	6	—
Total		211	202	194

9	Segmental analysis
The Chief Executive, supported by the rest of the Executive Committee, is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the group’s reportable segments.
Our operations are closely integrated and accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global functions to the extent that they can be meaningfully attributed to global businesses. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to businesses are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. Measurement of segmental assets, liabilities, income and expenses is in accordance with the group’s accounting policies. Shared costs are included in segments on the basis of actual recharges. The intra-group elimination items for the global businesses are presented in Corporate Centre.
By operating segment:

Profit/(loss) before tax
	2023
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Net operating income before change in ECL and other credit impairment charges[1]	1,996	2,092	13	1,746	1,339	320	7,506
– of which: net interest income/(expense)	212	1,430	(13)	1,331	946	(1,755)	2,151
Change in ECL and other credit impairment charges	(9)	(91)	3	(83)	12	(1)	(169)
Net operating income/(expense)	1,987	2,001	16	1,663	1,351	319	7,337
Total operating expenses	(2,131)	(1,013)	(282)	(663)	(894)	(159)	(5,142)
Operating profit/(loss)	(144)	988	(266)	1,000	457	160	2,195
Share of loss in associates and joint ventures	—	—	—	—	—	(43)	(43)
Profit/(loss) before tax	(144)	988	(266)	1,000	457	117	2,152
	%	%	%	%	%		%
Cost efficiency ratio	106.8	48.4	n/a	38.0	66.8		68.5

	2022[2]
Net operating income/(expense) before change in ECL and other credit impairment charges[1]	2,446	1,571	(108)	1,433	(432)	(606)	4,304
– of which: net interest income/(expense)	(54)	903	(16)	925	710	(564)	1,904
Change in ECL and other credit impairment charges	(1)	(153)	(1)	(54)	(7)	(6)	(222)
Net operating income/(expense)	2,445	1,418	(109)	1,379	(439)	(612)	4,082
Total operating expenses	(1,936)	(932)	(406)	(663)	(834)	(480)	(5,251)
Operating profit/(loss)	509	486	(515)	716	(1,273)	(1,092)	(1,169)
Share of loss in associates and joint ventures	—	—	(2)	—	—	(28)	(30)
Profit/(loss) before tax	509	486	(517)	716	(1,273)	(1,120)	(1,199)
	%	%	%	%	%		%
Cost efficiency ratio	79.1	59.3	n/a	46.3	n/a		122.0

HSBC Bank plc	150

Notes on the Financial Statements

Profit/(loss) before tax (continued)
	2021[2]
Net operating income before change in ECL other credit impairment charges[1]	2,042	1,367	311	1,096	1,277	27	6,120
– of which: net interest income/(expense)	(232)	568	224	649	567	(22)	1,754
Change in ECL and other credit impairment charges	1	140	5	7	23	(2)	174
Net operating income/(expense)	2,043	1,507	316	1,103	1,300	25	6,294
Total operating expenses	(2,055)	(918)	(597)	(611)	(981)	(300)	(5,462)
Operating profit/(loss)	(12)	589	(281)	492	319	(275)	832
Share of profit in associates and joint ventures	—	—	—	—	—	191	191
Profit/(loss) before tax	(12)	589	(281)	492	319	(84)	1,023
	%	%	%	%	%		%
Cost efficiency ratio	100.6	67.2	192.0	55.7	76.8		89.2
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue. It includes inter-segment revenue which is eliminated in Corporate centre, amounting to £62m (2022: £108m; 2021: £127m).
2 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.
External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2023	2022[1]	2021
	£m	£m	£m
External net operating income by country	7,506	4,304	6,120
– United Kingdom	3,609	3,068	2,937
– France	1,819	(70)	1,677
– Germany	836	732	887
– Other countries	1,242	574	619
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly. Comparative data for the year ended 31 December 2021 is prepared on an IFRS 4 basis.

Balance sheet by business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
31 Dec 2023
Loans and advances to customers	2,718	34,723	67	24,226	13,666	91	75,491
Customer accounts	41,102	85,303	9,434	58,620	28,337	145	222,941

31 Dec 2022
Loans and advances to customers	2,785	37,523	115	25,219	6,826	146	72,614
Customer accounts	45,320	79,606	5,903	55,749	29,211	159	215,948

10	Trading assets

	2023	2022
	£m	£m
Treasury and other eligible bills	4,808	3,712
Debt securities	27,724	21,873
Equity securities	50,020	38,330
Trading securities	82,552	63,915
Loans and advances to banks[1]	5,094	3,987
Loans and advances to customers[1]	13,050	11,976
At 31 Dec	100,696	79,878
1    Loans and advances to banks and customers include reverse repos, stock borrowing and other accounts.

11	Fair values of financial instruments carried at fair value
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
For all financial instruments where fair values are determined by reference to externally quoted prices or observable pricing inputs to models, independent price determination or validation is utilised. In inactive markets, the group will source alternative market information to validate the financial instrument’s fair value, with greater weight given to information that is considered to be more relevant and reliable. The factors that are considered in this regard are, inter alia:
–the extent to which prices may be expected to represent genuine traded or tradable prices;
–the degree of similarity between financial instruments;

151	HSBC Bank plc

–the degree of consistency between different sources;
–the process followed by the pricing provider to derive the data;
–the elapsed time between the date to which the market data relates and the balance sheet date; and
–the manner in which the data was sourced.
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
Fair value hierarchy
Fair values of financial assets and liabilities are determined according to the following hierarchy:
–Level 1 – valuation technique using quoted market price: financial instruments with quoted prices for identical instruments in active markets that HSBC can access at the measurement date.
–Level 2 – valuation technique using observable inputs: financial instruments with quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in inactive markets and financial instruments valued using models where all significant inputs are observable.
–Level 3 – valuation technique with significant unobservable inputs: financial instruments valued using valuation techniques where one or more significant inputs are unobservable.

Financial instruments carried at fair value and bases of valuation
	2023				2022[1]
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	72,164	26,482	2,050	100,696	52,493	24,647	2,738	79,878
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	7,008	9,178	2,882	19,068	6,183	6,380	3,318	15,881
Derivatives	428	171,865	1,823	174,116	2,296	221,205	1,737	225,238
Financial investments	25,857	10,743	907	37,507	19,007	8,902	1,447	29,356
Liabilities
Trading liabilities	29,791	12,233	252	42,276	26,258	14,592	415	41,265
Financial liabilities designated at fair value	992	27,595	3,958	32,545	933	23,888	2,461	27,282
Derivatives	994	168,145	2,335	171,474	1,744	214,645	2,478	218,867
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 31 Dec 2023
Transfers from Level 1 to Level 2	26	252	—	—	4	—	—
Transfers from Level 2 to Level 1	121	408	—	—	41	—	—

At 31 Dec 2022
Transfers from Level 1 to Level 2	126	1,194	—	39	—	—	—
Transfers from Level 2 to Level 1	189	682	—	32	—	—	—

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers into and out of levels of the fair value hierarchy are normally attributable to observability of valuation inputs and price transparency.

HSBC Bank plc	152

Notes on the Financial Statements

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

Fair value adjustments
	2023		2022
	MSS	Corporate Centre	MSS	Corporate Centre
	£m	£m	£m	£m
Type of adjustment
Risk-related	327	32	359	33
– bid-offer	155	—	188	—
– uncertainty	42	2	50	—
– credit valuation adjustment	61	27	98	29
– debt valuation adjustment	(20)	—	(64)	—
– funding fair value adjustment	89	3	87	4
– other	—	—	—	—
Model-related	41	—	31	—
– model limitation	41	—	31	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)	54	—	64	—
At 31 Dec	422	32	454	33
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
HSBC calculates a separate CVA and DVA for each legal entity, and for each counterparty to which the entity has exposure. With the exception of central clearing parties, all third-party counterparties are included in the CVA and DVA calculations, and these adjustments are not netted across the HSBC Group's entities.
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

153	HSBC Bank plc

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial Investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	66	1	2,656	—	2,723	8	1	—	9
Asset-backed securities	160	97	6	—	263	—	—	—	—
Structured notes	—	—	—	—	—	—	3,490	—	3,490
Derivatives	—	—	—	1,823	1,823	—	—	2,335	2,335
Other portfolios	681	1,952	220	—	2,853	244	467	—	711
At 31 Dec 2023	907	2,050	2,882	1,823	7,662	252	3,958	2,335	6,545

Private equity including strategic investments	85	59	3,058	—	3,202	104	—	—	104
Asset-backed securities	275	170	78	—	523	—	—	—	—
Structured notes	—	—	—	—	—	—	2,461	—	2,461
Derivatives	—	—	—	1,737	1,737	—	—	2,478	2,478
Other portfolios	1,087	2,509	182	—	3,778	311	—	—	311
At 31 Dec 2022	1,447	2,738	3,318	1,737	9,240	415	2,461	2,478	5,354

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

HSBC Bank plc	154

Notes on the Financial Statements

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial Investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	1,447	2,738	3,318	1,737	415	2,461	2,478
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(1)	189	8	851	(268)	60	1,008
– net income from financial instruments held for trading or managed on a fair value basis	—	189	—	851	(268)	—	1,008
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	8	—	—	60	—
– gains less losses from financial investments at fair value through other comprehensive income	(1)	—	—	—	—	—	—
Total total gains or losses recognised in other comprehensive income (‘OCI’)[1]	(1)	(28)	(92)	(2)	—	(8)	(5)
– financial investments: fair value total gains or losses	29	—	—	—	—	—	—
– exchange differences	(30)	(28)	(92)	(2)	—	(8)	(5)
Purchases	51	1,004	305	—	233	—	—
New issuances	—	1	—	—	2	3,005	—
Sales	(213)	(1,675)	(484)	—	(253)	(2)	—
Settlements	(38)	(79)	(72)	(1,009)	138	(1,169)	(1,295)
Transfers out	(451)	(561)	(120)	(233)	(30)	(660)	(339)
Transfers in	113	461	19	479	15	271	488
At 31 Dec 2023	907	2,050	2,882	1,823	252	3,958	2,335
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2023	—	—	(75)	520	—	(217)	(823)
– trading income/(expense) excluding net interest income	—	—	—	520	—	—	(823)
– net income/(expense) from other financial instruments designated at fair value	—	—	(75)	—	—	(217)	—

At 1 Jan 2022	1,387	1,344	3,171	1,816	580	2,121	2,454
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(6)	(415)	(84)	564	(223)	(638)	723
– net income from financial instruments held for trading or managed on a fair value basis	—	(415)	—	564	(223)	—	723
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	(84)	—	—	(638)	—
– gains less losses from financial investments at fair value through other comprehensive income	(6)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(145)	12	238	3	1	29	17
– financial investments: fair value gains/(losses)	(232)	—	—	—	—	—	—
– exchange differences	87	12	238	3	1	29	17
Purchases	601	2,067	562	—	151	—	—
New issuances	—	—	—	—	7	1,705	—
Sales	(142)	(716)	(594)	—	(120)	(78)	—
Settlements	(90)	(323)	(51)	(731)	(407)	(575)	(701)
Transfers out	(199)	(283)	(2)	(473)	(15)	(564)	(582)
Transfers in	41	1,052	78	558	441	461	567
At 31 Dec 2022	1,447	2,738	3,318	1,737	415	2,461	2,478
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2022	—	(5)	49	565	2	30	2,339
– trading income/(expense) excluding net interest income	—	(5)	—	565	2	—	2,339
– net income from other financial instruments designated at fair value	—	—	49	—	—	30	—
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

155	HSBC Bank plc

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	2023				2022
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes	Favourable changes	Un- favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	478	(225)	—	—	201	(261)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	193	(194)	—	—	236	(235)	—	—
Financial investments	10	(9)	23	(25)	9	(9)	27	(19)
Year ended 31 Dec	681	(428)	23	(25)	446	(505)	27	(19)
1Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	2023				2022
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes	Favourable changes	Un-favourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	182	(184)	6	(6)	225	(389)	8	(7)
Asset-backed securities	28	(16)	2	(2)	28	(17)	12	(5)
Structured notes	5	(5)	—	—	5	(5)	—	—
Derivatives	237	(182)	—	—	44	(44)	—	—
Other portfolios	229	(41)	15	(17)	144	(50)	7	(7)
Total	681	(428)	23	(25)	446	(505)	27	(19)

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

HSBC Bank plc	156

Notes on the Financial Statements

Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2023		2022
	Assets	Liabilities	Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments	2,723	9	See below	See below	N/A	N/A	N/A	N/A
Asset-backed securities	263	—
– CLO/CDO[1]	34	—	Market proxy	Bid quotes	—	94	—	92
– Other ABSs	229	—	Market proxy	Bid quotes		220	—	99
Structured notes	—	3,490
– equity-linked notes	—	3,050	Model – Option model	Equity Volatility	6%	154%	6%	99%
				Equity Correlation	35%	100%	32%	99%
– fund-linked notes	—	—	Model – Option model	Fund Volatility
– FX-linked notes	—	11	Model – Option model	FX Volatility	1%	18%	3%	20%
– other	—	429
Derivatives	1,823	2,335
Interest rate derivatives:	621	616
– securitisation swaps	114	106	Model – Discounted cash flow	Constant Prepayment Rate	5%	10%	5%	10%
– long-dated swaptions	44	54	Model – Option model	IR Volatility	11%	34%	9%	33%
– other	463	456
FX derivatives:	299	358
– FX options	250	311	Model – Option model	FX Volatility	3%	31%	3%	46%
– other	49	47
Equity derivatives:	658	1,044
– long-dated single stock options	305	400	Model – Option model	Equity Volatility	7%	87%	7%	153%
– other[2]	353	644
Credit derivatives:	245	317
– other	245	317
Other portfolios	2,853	711
– repurchase agreements	553	243	Model – Discounted cash flow	IR Curve	3%	8%	1%	9%
– other[3]	2,300	468
At 31 Dec	7,662	6,545
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

157	HSBC Bank plc

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

12	Fair values of financial instruments not carried at fair value

Fair values of financial instruments not carried at fair value and bases of valuation
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m
At 31 Dec 2023
Assets
Loans and advances to banks	14,371	—	14,371	—	14,371
Loans and advances to customers	75,491	—	—	74,904	74,904
Reverse repurchase agreements – non-trading	73,494	—	73,494	—	73,494
Financial investments – at amortised cost	8,861	7,173	1,660	4	8,837
Liabilities
Deposits by banks	22,943	—	22,950	—	22,950
Customer accounts	222,941	—	223,067	—	223,067
Repurchase agreements – non-trading	53,416	—	53,416	—	53,416
Debt securities in issue	13,443	—	13,320	138	13,458
Subordinated liabilities	14,920	—	15,219	—	15,219

At 31 Dec 2022
Assets
Loans and advances to banks	17,109	—	17,112	—	17,112
Loans and advances to customers	72,614	—	—	72,495	72,495
Reverse repurchase agreements – non-trading	53,949	—	53,949	—	53,949
Financial investments – at amortised cost	3,248	2,336	848	8	3,192
Liabilities
Deposits by banks	20,836	—	20,900	—	20,900
Customer accounts	215,948	—	215,955	—	215,955
Repurchase agreements – non-trading	32,901	—	32,901	—	32,901
Debt securities in issue	7,268	—	7,124	132	7,256
Subordinated liabilities	14,528	—	14,434	—	14,434

Fair values of selected financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m
At 31 Dec 2023
Assets
Loans and advances to banks	8,103	—	8,103	—	8,103
Loans and advances to customers	13,345	—	—	12,902	12,902
Reverse repurchase agreements – non-trading	—	—	—	—	—
Liabilities
Deposits by banks	—	—	—	—	—
Customer accounts	17,587	—	17,587	—	17,587
Debt securities in issue	1,080	—	1,066	—	1,066

At 31 Dec 2022
Assets
Loans and advances to banks	127	—	131	—	131
Loans and advances to customers	21,067	—	—	19,481	19,481
Reverse repurchase agreements – non-trading	208	—	208	—	208
Liabilities
Deposits by banks	2	—	2	—	2
Customer accounts	20,478	—	20,393	—	20,393
Debt securities in issue	1,100	—	1,100	—	1,100

HSBC Bank plc	158

Notes on the Financial Statements

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
Deposits by banks and customer accounts
The fair values of on-demand deposits are approximated by their carrying amount. For deposits with longer-term maturities, fair values are estimated using discounted cash flows, applying current rates offered for deposits of similar remaining maturities.
Debt securities in issue and subordinated liabilities
Fair values are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.
Repurchase and reverse repurchase agreements – non-trading
Fair values of repurchase and reverse repurchase agreements that are held on a non-trading basis provide approximate carrying amounts. This is due to the fact that balances are generally short dated.

13	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2023	2022
	Designated at fair value and otherwise mandatorily measured at fair value	Designated at fair value and otherwise mandatorily measured at fair value
	£m	£m
Securities	16,027	14,581
– debt securities	2,131	1,975
– equity securities	13,896	12,606
Loans and advances to banks and customers	2,814	971
Other	227	329
At 31 Dec	19,068	15,881

159	HSBC Bank plc

14	Derivatives

Notional contract amounts and fair values of derivatives by product contract type
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Foreign exchange	6,601,151	1,799	68,197	62	68,259	(66,691)	(17)	(66,708)
Interest rate	9,113,678	75,080	154,860	856	155,716	(151,077)	(1,116)	(152,193)
Equities	543,083	—	11,503	—	11,503	(13,937)	—	(13,937)
Credit	115,062	—	1,099	—	1,099	(1,356)	—	(1,356)
Commodity and other	76,435	—	1,584	—	1,584	(1,325)	—	(1,325)
Offset (Note 28)					(64,045)			64,045
At 31 Dec 2023	16,449,409	76,879	237,243	918	174,116	(234,386)	(1,133)	(171,474)

Foreign exchange	6,101,153	582	88,244	2	88,246	(86,119)	(57)	(86,176)
Interest rate	10,141,018	56,144	206,689	433	207,122	(201,419)	(819)	(202,238)
Equities	465,626	—	7,751	—	7,751	(8,175)	—	(8,175)
Credit	146,522	—	865	—	865	(1,012)	—	(1,012)
Commodity and other	57,594	—	1,053	—	1,053	(1,065)	—	(1,065)
Offset (Note 28)					(79,799)			79,799
At 31 Dec 2022	16,911,913	56,726	304,602	435	225,238	(297,790)	(876)	(218,867)

The notional contract amounts of derivatives held for trading purposes and derivatives designated in hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
Derivative asset and liability fair values decreased during 2023, driven by yield curve movements and changes in foreign exchange rates.
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

Unamortised balance of derivatives valued using models with significant unobservable inputs
	2023	2022
	£m	£m
Unamortised balance at 1 Jan	64	64
Deferral on new transactions	103	110
Recognised in the income statement during the year:	(113)	(111)
– amortisation	(60)	(59)
– subsequent to unobservable inputs becoming observable	(6)	—
– maturity, termination or offsetting derivative	(47)	(52)
– risk hedged	—	—
Exchange differences and other	—	1
Unamortised balance at 31 Dec[1]	54	64
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

HSBC Bank plc	160

Notes on the Financial Statements

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

Hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation	Change in fair value[2]
Hedged risk	£m	£m	£m		£m
Interest rate[3]	32,750	849	(1,078)	Derivatives	(359)
At 31 Dec 2023	32,750	849	(1,078)		(359)

Interest rate[3]	26,649	428	(799)	Derivatives	981
At 31 Dec 2022	26,649	428	(799)		981
1The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
2    Used in effectiveness testing; comprising the full fair value change of the hedging instrument not excluding any component.
3    The hedged risk ‘interest rate’ includes inflation risk.

Hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[2]			Change in fair value[1]	Recognised in profit and loss	Profit and loss presentation
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m	£m		£m	£m
Interest rate[3]	22,540	—	(179)	—	Financial assets at fair value through other comprehensive income	672	21	Net income from financial instruments held for trading or managed on a fair value basis
	—	—	—	—	Loans and advances to banks	—
	650	—	(17)	—	Loans and advances to customers	19
	—	—	—	—	Reverse Repos	12
	—	1,320	—	(155)	Debt securities in issue	(51)
	—	6,414	—	(369)	Subordinated liabilities and deposits by banks[4]	(272)
At 31 Dec 2023	23,190	7,734	(196)	(524)		380	21

Interest rate[3]	15,446	—	(1,095)	—	Financial assets at fair value through other comprehensive income	(1,850)	31	Net income from financial instruments held for trading or managed on a fair value basis
	—	—	—	—	Loans and advances to banks	—
	713	—	(31)	—	Loans and advances to customers	(40)
	431	—	(15)	—	Reverse Repos	(14)
	—	1,576	—	(169)	Debt securities in issue	398
	—	5,686	—	(659)	Subordinated liabilities and deposits by banks[4]	556
At 31 Dec 2022	16,590	7,262	(1,141)	(828)		(950)	31
1Used in effectiveness assessment; comprising amount attributable to the designated hedged risk that can be a risk component.
2    The accumulated amounts of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were £(3)m (2022: £10m) for 'Financial assets at fair value through other comprehensive income', is nil (2022: nil) for 'Deposits by banks' and £7m (2022: £13m) for 'Debt securities in issue'.
3 The hedged risk ‘interest rate’ includes inflation risk.
4 The notional amount of non-dynamic fair value hedges was £6,755m (2022: £6,312m) of which the weighted-average maturity is March 2026 and the weighted average swap rate is 0.39% (2022: 0.06%, negative). £6,755m (2022: £6,312m) of these hedges are internal to HSBC Group and composed by internal funding between HSBC Holdings and the group.
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

161	HSBC Bank plc

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

Hedging instrument by hedged risk[4]
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m		£m	£m	£m
Foreign exchange	1,799	62	(17)	Derivatives	109	109	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	42,332	7	(38)		522	505	17
At 31 Dec 2023	44,131	69	(55)		631	614	17

Foreign exchange	582	2	(57)	Derivatives	(84)	(84)	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	29,495	5	(20)		(1,345)	(1,334)	(11)
At 31 Dec 2022	30,077	7	(77)		(1,429)	(1,418)	(11)
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
4The amounts in the above table predominantly represent the bank's exposure..
Sources of hedge ineffectiveness may arise from basis risk including, but not limited to timing differences between the hedged items and hedging instruments, and hedges using instruments with a non-zero fair value.

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign exchange
	£m	£m
Cash flow hedging reserve at 1 Jan 2023	(901)	(49)
Fair value gains	505	109
Fair value losses/(gains) reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	382	(83)
Income taxes	(252)	—
Other	(39)	(2)
Cash flow hedging reserve at 31 Dec 2023	(305)	(25)

Cash flow hedging reserve at 1 Jan 2022	32	(39)
Fair value losses	(1,334)	(84)
Fair value losses reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	53	74
Income taxes	348	—
Cash flow hedging reserve at 31 Dec 2022	(901)	(49)
Interest rate benchmark reform: amendments to IFRS 9 and IAS 39 ‘Financial Instruments’
HSBC has applied both the first set of amendments (‘Phase 1’) and the second set of amendments (‘Phase 2’) to IFRS 9 and IAS 39 applicable to hedge accounting. The hedge accounting relationships that are affected by Phase 1 and Phase 2 amendments are presented in the balance sheet as ‘Financial assets designated and otherwise mandatorily measured at fair value through other comprehensive income’, ‘Loans and advances to customers’, ‘Debt securities in issue’ and ‘Deposits by banks’. The notional value of the derivatives impacted by the Ibor reform, including those designated in hedge accounting relationships, is disclosed in Note 29 on page 173.
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

HSBC Bank plc	162

Notes on the Financial Statements

Hedging instrument impacted by Ibor Reform
	Hedging instrument
	Impacted by Ibor Reform				NOT Impacted by Ibor Reform	Notional Amount[1]
	EUR[2]	USD	Other[3]	Total
	£m	£m	£m	£m	£m	£m
Fair Value Hedges	7,433	—	141	7,574	25,175	32,749
Cash Flow Hedges	8,508	—	—	8,508	33,823	42,331
At 31 Dec 2023	15,941	—	141	16,082	58,998	75,080

Fair Value Hedges	7,581	225	105	7,911	18,738	26,649
Cash Flow Hedges	7,359	—	—	7,359	22,136	29,495
At 31 Dec 2022	14,940	225	105	15,270	40,874	56,144

1    The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
2 The notional contract amounts of euro interest rate derivatives impacted by Ibor reform mainly comprise hedges with a Euribor benchmark, which are Fair value hedges of £7,433m (31 Dec 2022: £7,581m) and Cash flow hedges £8,508m (31 Dec 2022: £7,359m).
3 Other benchmarks impacted by Ibor reform comprise derivatives that are expected to transition, but do not have a published cessation date.

15	Financial investments

Carrying amount of financial investments
	2023	2022
	£m	£m
Financial investments measured at fair value through other comprehensive income	37,507	29,356
– treasury and other eligible bills	1,469	1,447
– debt securities	35,618	27,710
– equity securities	80	109
– other instruments[1]	340	90
Debt instruments measured at amortised cost	8,861	3,248
– treasury and other eligible bills	723	1,030
– debt securities	8,138	2,218
At 31 Dec	46,368	32,604
1    'Other instruments’ are comprised of loans and advances.

Equity instruments measured at fair value through other comprehensive income
	Instruments held at year end
	Fair value	Dividends recognised
Type of equity instruments	£m	£m
Business facilitation	68	1
Investments required by central institutions	12	—
Others	—	—
At 31 Dec 2023	80	1

Business facilitation	77	—
Investments required by central institutions	31	—
Others	1	—
At 31 Dec 2022	109	—

16	Assets pledged, collateral received and assets transferred
Assets pledged1

Financial assets pledged as collateral
	2023	2022
	£m	£m
Treasury bills and other eligible securities	1,252	1,649
Loans and advances to banks	3,800	3,300
Loans and advances to customers	3,861	4,996
Debt securities	21,060	17,407
Equity securities	27,610	25,408
Cash collateral	39,266	45,034
Other	228	330
Assets pledged at 31 Dec	97,077	98,124

163	HSBC Bank plc

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2023	2022
	£m	£m
Trading assets	44,072	38,896
Financial investments	2,606	3,588
At 31 Dec	46,678	42,484

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
Collateral received1
The fair value of assets accepted as collateral, relating primarily to standard securities lending, reverse repurchase agreements and derivative margining, that the group is permitted to sell or repledge in the absence of default was £224,836m (2022: £180,233m).The fair value of any such collateral sold or repledged was £175,100m (2022: £136,777m).
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
	Transferred assets	Associated liabilities
	£m	£m
At 31 Dec 2023
Repurchase agreements	16,215	16,114
Securities lending agreements	30,463	3,707

At 31 Dec 2022
Repurchase agreements	13,349	13,371
Securities lending agreements	29,171	3,442
1 The group excludes assets classified as held for sale.

17	Interests in associates and joint ventures
Principal associates of the group
Business Growth Fund Group plc (‘BGF’) is a principal associate of the group. BGF is an independent company, established in 2011 to provide investment to growing small to medium-sized British businesses. BGF is backed by five of the UK’s main banking groups: Barclays, HSBC, Lloyds, RBS and Standard Chartered. At 31 Dec 2023, the group had a 24.62% interest in the equity capital of BGF. Share of (Loss)/profit in BGF is £(6)m (2022: £(22)m; 2021: £192m) and carrying amount of interest in BGF is £652m (2022: £673m; 2021: £702m).
Interests in joint ventures
A list of all associates is set out on page 186.

HSBC Bank plc	164

Notes on the Financial Statements

18	Investments in subsidiaries

Main subsidiaries of HSBC Bank plc[1]
	At 31 Dec 2023
	Country of incorporation or registration	HSBC Bank plc’s interest in equity capital	Share class
		%
HSBC Investment Bank Holdings Limited	England and Wales	100.00	£1 Ordinary
HSBC Life (UK) Limited	England and Wales	100.00	£1 Ordinary
HSBC Bank Bermuda Limited[1]	Bermuda	100.00	BM$1Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
HSBC Assurances Vie (France)	France	99.99	€287.5Actions
HSBC Bank Malta p.l.c	Malta	70.03	€0.3 Ordinary
1    Main subsidiaries are either held directly or indirectly via intermediate holding companies. There has been no material changes in HSBC’s shareholding % for main existing subsidiaries since 2022.
2 During 2023, HSBC Bank plc acquired HSBC Bank Bermuda Limited ('HBBM') from HOHU.
All the above prepare their financial statements up to 31 December. Details of all group subsidiaries, as required under Section 409 of the Companies Act 2006, are set out in Note 38. The principal countries of operation are the same as the countries of incorporation.

19	Structured entities
The group is mainly involved with both consolidated and unconsolidated structured entities through the securitisation of financial assets, conduits and investment funds, established either by the group or a third party.
Consolidated structured entities

Total assets of the group’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	£m	£m	£m	£m	£m
At 31 Dec 2023	2,809	180	4,272	398	7,659
At 31 Dec 2022	3,479	192	3,981	463	8,115

Conduits
The group has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
At 31 December 2023, Solitaire, the group's principal SIC held £0.8bn of ABSs (2022: £1.1bn). It is currently funded entirely by commercial paper (‘CP’) issued to the group. At 31 December 2023, the group held £1.0bn of CP (2022: £1.3bn).
Multi-seller conduits
The group's multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, the group bears risk equal to transaction-specific facility offered to the multi-seller conduits, amounting to £4.2bn at 31 December 2023 (2022:£4.7bn). First loss protection is provided by the originator of the assets, and not by the group, through transaction-specific credit enhancements. A layer of secondary loss protection is provided by the group in the form of programme-wide enhancement facilities.
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

Nature and risks associated with the group’s interests in unconsolidated structured entities
	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities (£m)

165	HSBC Bank plc

Nature and risks associated with the group’s interests in unconsolidated structured entities (continued)
0 – 400	1	154	977	13	1,145
400 – 1,500	1	50	874	1	926
1,500 – 4,000	—	34	329	—	363
4,000 – 20,000	—	20	149	—	169
20,000+	—	1	8	—	9
Number of entities at 31 Dec 2023	2	259	2,337	14	2,612

	£m	£m	£m	£m	£m
Total assets in relation to the group's interests in the unconsolidated structured entities	128	5,808	3,793	878	10,607
– trading assets	—	1	10	—	11
– financial assets designated and otherwise mandatorily measured at fair value	—	5,802	3,296	—	9,098
– loans and advances to banks	—	—	—	—	—
– loans and advances to customers	128	—	487	471	1,086
– financial investments	—	5	—	—	5
– other assets	—	—	—	407	407
Total liabilities in relation to the group’s interests in the unconsolidated structured entities	—	5	—	—	5
Other off-balance sheet commitments	27	—	514	—	541
The group's maximum exposure at 31 Dec 2023	155	5,803	4,307	878	11,143

	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities (£m)
0 – 400	2	155	966	12	1,135
400 – 1,500	1	55	757	1	814
1,500 – 4,000	—	19	304	—	323
4,000 – 20,000	—	16	155	—	171
20,000+	—	3	14	—	17
Number of entities at 31 Dec 2022	3	248	2,196	13	2,460

	£m	£m	£m	£m	£m
Total assets in relation to the group’s interests in the unconsolidated structured entities	220	4,671	4,425	925	10,241
– trading assets	—	1	104	—	105
– financial assets designated and otherwise mandatorily measured at fair value	—	4,665	3,869	—	8,534
– loans and advances to customers	220	—	452	497	1,169
– financial investments	—	5	—	—	5
– other assets	—	—	—	428	428
Total liabilities in relation to group‘s interests in the unconsolidated structured entities	—	4	—	—	4
Other off-balance sheet commitments	34	—	571	24	629
The group's maximum exposure at 31 Dec 2022	254	4,667	4,996	949	10,866

The maximum exposure to loss from the group’s interests in unconsolidated structured entities represents the maximum loss it could incur as a result of its involvement with these entities regardless of the probability of the loss being incurred.
–For commitments, guarantees and written credit default swaps, the maximum exposure to loss is the notional amount of potential future losses.
–For retained and purchased investments and loans to unconsolidated structured entities, the maximum exposure to loss is the carrying amount of these interests at the balance sheet reporting date.
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

HSBC Bank plc	166

Notes on the Financial Statements

In addition to the interests disclosed above, the group enters into derivative contracts, reverse repos and stock borrowing transactions with structured entities. These interests arise in the normal course of business for the facilitation of third-party transactions and risk management solutions.
Group sponsored structured entities
The amount of assets transferred to and income received from such sponsored entities during 2023 and 2022 was not significant.

20	Goodwill and intangible assets

	2023	2022[2]
	£m	£m
Goodwill	—	—
Other intangible assets[1]	203	91
At 31 Dec	203	91
1 Included within the group's other intangible assets is internally generated software with a net carrying amount of £198m (2022: £87m). During 2023, capitalisation of internally generated software was £120m (2022: £47m), net impairment reversal was £(78)m (2022: £(13)m) and amortisation was £91m (2022: £34m).
2 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.

21	Prepayments, accrued income and other assets

	2023	2022[1]
	£m	£m
Cash collateral and margin receivables	39,125	44,932
Settlement accounts	13,028	6,926
Bullion	4,393	3,464
Prepayments and accrued income	2,521	1,769
Property, plant and equipment	819	761
Right-of-use assets	167	166
Employee benefit assets (Note 5)	51	73
Other accounts	3,531	3,353
At 31 Dec	63,635	61,444
1    From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data have been restated accordingly.
Prepayments, accrued income and other assets include £56,982m (2022: £55,846m) of financial assets, the majority of which are measured at amortised cost.

22	Trading liabilities

	2023	2022
	£m	£m
Deposits by banks[1]	5,313	4,337
Customer accounts[1]	4,955	5,812
Other debt securities in issue	21	812
Other liabilities – net short positions in securities	31,987	30,304
At 31 Dec	42,276	41,265
1'Deposits by banks' and 'Customer accounts' include repos, stock lending and other amounts.

23	Financial liabilities designated at fair value

	2023	2022¹
	£m	£m
Deposits by banks and customer accounts	5,555	4,864
Liabilities to customers under investment contracts	1,002	943
Debt securities in issue	25,194	20,666
Subordinated liabilities (Note 26)	794	809
At 31 Dec	32,545	27,282
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. 2022 comparative data have been restated.
The carrying amount of financial liabilities designated at fair value was £2,407m less than the contractual amount at maturity
(2022: £3,431m lower). The cumulative amount of change in fair value attributable to changes in credit risk was a gain of £151m (2022: gain of £292m).

167	HSBC Bank plc

24	Accruals, deferred income and other liabilities

	2023	2022¹
	£m	£m
Cash collateral and margin payables	43,305	55,467
Settlement accounts	9,789	4,915
Accruals and deferred income	2,603	1,909
Amount due to investors in funds consolidated by the group	1,158	991
Lease liabilities	227	269
Employee benefit liabilities (Note 5)	117	121
Reinsurance contract liabilities	33	33
Share-based payment liability to HSBC Holdings	107	98
Endorsements and acceptances	236	231
Other liabilities	2,869	2,986
At 31 Dec	60,444	67,020
1 From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. 2022 comparative data have been restated.
For the group, accruals, deferred income and other liabilities include £59,806m (2022: £66,390m), of financial liabilities, the majority of which are measured at amortised cost.

25	Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 1 Jan 2023	126	77	13	103	319
Additions	27	99	3	62	191
Amounts utilised	(43)	(54)	(3)	(25)	(125)
Unused amounts reversed	(28)	(16)	(3)	(29)	(76)
Exchange and other movements	(6)	(2)	(1)	7	(2)
At 31 Dec 2023	76	104	9	118	307
Contractual commitments[1]
At 1 Jan 2023					105
Net change in expected credit loss provision and other movements					(22)
At 31 Dec 2023					83
Total Provisions
At 31 Dec 2022					424
At 31 Dec 2023					390

Provisions (excluding contractual commitments)
At 1 Jan 2022	164	175	21	99	459
Additions	117	61	4	63	245
Amounts utilised	(124)	(152)	(6)	(34)	(316)
Unused amounts reversed	(35)	(4)	(6)	(23)	(68)
Exchange and other movements	4	(3)	—	(2)	(1)
At 31 Dec 2022	126	77	13	103	319
Contractual commitments[1]
At 1 Jan 2022					103
Net change in expected credit loss provision and other movements					2
At 31 Dec 2022					105
Total Provisions
At 31 Dec 2021					562
At 31 Dec 2022					424
1    The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS 9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 67.
Restructuring costs
These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans made within the group.
Legal proceedings and regulatory matters
Further details of legal proceedings and regulatory matters are set out in Note 33. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim), or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulatory or law enforcement agencies in connection with alleged wrongdoing.

HSBC Bank plc	168

Notes on the Financial Statements

26	Subordinated liabilities

Subordinated liabilities
	2023	2022
	£m	£m
At amortised cost	14,920	14,528
– subordinated liabilities	14,220	13,828
– preferred securities	700	700
Designated at fair value (Note 23)	794	809
– subordinated liabilities	794	809
At 31 Dec	15,714	15,337
Subordinated liabilities rank behind senior obligations and generally count towards the capital base of HSBC. Capital securities may be called and redeemed by HSBC subject to prior notification to the PRA and, where relevant, the consent of the local banking regulator. If not redeemed at the first call date, coupons payable may reset or become floating rate based on relevant market rates. On subordinated liabilities other than floating rate notes, interest is payable at fixed rates of up to 7.650%.
The balance sheet amounts disclosed below are presented on an IFRS basis and do not reflect the amount that the instruments contribute to regulatory capital due to the inclusion of issuance costs, regulatory amortisation and regulatory eligibility limits.

Subordinated liabilities of the group
		Carrying amount
		2023	2022
		£m	£m
Additional tier 1 instruments guaranteed by the bank
£700m	5.844% Non-cumulative Step-up Perpetual Preferred Securities[1,5,6]	605	569
Tier 2 instruments
£300m	6.5% Subordinated Notes 2023[3,7]	—	134
€1,500m	Floating Rate Subordinated Loan 2032	1,299	1,326
€1,500m	Floating Rate Subordinated Loan 2024[7]	—	1,329
$300m	7.65% Subordinated Notes 2025[2]	136	141
$750m	HSBC Bank plc 4.19% Subordinated Loan 2027	571	593
£200m	Floating Rate Subordinated Loan 2028	200	200
€300m	Floating Rate Subordinated Loan 2028	261	266
€260m	Floating Rate Subordinated Loan 2029	226	230
£350m	5.375% Callable Subordinated Step-up Notes 2030[3,4,6]	61	60
$2,000m	HSBC Bank plc 1.625% Subordinated Loan 2031	1,462	1,497
€2,000m	HSBC Bank plc 0.375% Subordinated Loan 2031	1,627	1,583
€2,000m	HSBC Bank plc 0.375% Subordinated Loan 2031	1,627	1,583
€1,250m	HSBC Bank plc 0.25% Subordinated Loan 2031	1,017	990
£500m	5.375% Subordinated Notes 2033[3]	162	152
£225m	6.25% Subordinated Notes 2041[3]	50	47
£600m	4.75% Subordinated Notes 2046[3]	191	191
$750m	Undated Floating Rate Primary Capital Notes[7]	—	624
$500m	Undated Floating Rate Primary Capital Notes[7]	—	415
$300m	Undated Floating Rate Primary Capital Notes (Series 3)[7]	—	249
$1,250m	HSBC Bank plc floating Subordinated Loan 2028	978	1,035
$1,100m	HSBC Bank plc floating Subordinated Loan 2033	860	910
€400m	HSBC Bank plc floating Subordinated Loan 2028	353	362
€400m	HSBC Bank plc floating Subordinated Loan 2027	353	361
€500m	HSBC Bank plc floating Subordinated Loan 2028	433	443
€500m	HSBC Bank plc floating Subordinated Loan 2028	433	—
€500m	HSBC Bank plc floating Subordinated Loan 2028	433	—
€85m	HSBC Bank plc 5.15% Subordinated Loan 2030	74	—
€800m	HSBC Bank plc floating Subordinated Loan 2029	693	—
€65m	HSBC Bank plc 5.24% Subordinated Loan 2033	56	—
$800m	HSBC Bank plc 6.79% Subordinated Loan 2028	651	—
€800m	HSBC Bank plc floating Subordinated Loan 2029	693	—
€800m	HSBC Bank plc floating Subordinated Loan 2029	173	—
Other Tier 2 instruments each less than £100m		36	47
At 31 Dec		15,714	15,337

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
5 See paragraph below, ‘Guaranteed by HSBC Bank plc’.
6 These securities are ineligible for inclusion in the capital base of the group.
7 Redeemed in 2023.

169	HSBC Bank plc

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
This preferred security, together with the guarantee, is intended to provide investors with rights to income, capital distributions and distributions upon liquidation of the company that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of the company. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of HSBC’s capital adequacy requirements, or if the bank has insufficient distributable reserves (as defined).
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

Cash flows payable under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	19,626	2,028	453	700	269	23,076
Customer accounts	197,730	14,148	10,649	671	81	223,279
Repurchase agreements – non-trading	42,743	7,801	1,761	1,686	—	53,991
Trading liabilities	42,276	—	—	—	—	42,276
Financial liabilities designated at fair value	12,107	1,183	8,003	7,589	6,862	35,744
Derivatives	170,391	127	326	798	1,198	172,840
Debt securities in issue	3,305	2,266	6,014	1,939	1,360	14,884
Subordinated liabilities	31	157	397	6,478	13,122	20,185
Other financial liabilities[1]	57,982	292	691	159	1,220	60,344
	546,191	28,002	28,294	20,020	24,112	646,619
Loan and other credit-related commitments	131,829	—	—	—	—	131,829
Financial guarantees[2]	2,401	—	—	—	—	2,401
At 31 Dec 2023	680,421	28,002	28,294	20,020	24,112	780,849

HSBC Bank plc	170

Notes on the Financial Statements

Cash flows payable under financial liabilities by remaining contractual maturities (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	16,178	36	2,479	1,994	256	20,943
Customer accounts	197,400	11,821	6,441	127	285	216,074
Repurchase agreements – non-trading	30,572	1,793	203	427	—	32,995
Trading liabilities	41,265	—	—	—	—	41,265
Financial liabilities designated at fair value	9,558	1,950	4,887	7,200	6,857	30,452
Derivatives	218,015	88	391	1,382	437	220,313
Debt securities in issue	832	3,047	2,352	812	851	7,894
Subordinated liabilities	9	137	427	3,300	14,713	18,586
Other financial liabilities[1]	65,307	272	827	180	1,080	67,666
	579,136	19,144	18,007	15,422	24,479	656,188
Loan and other credit-related commitments	127,913	—	—	—	—	127,913
Financial guarantees[2]	5,327	—	—	—	—	5,327
At 31 Dec 2022	712,376	19,144	18,007	15,422	24,479	789,428

Maturity analysis of financial assets and financial liabilities
The following table provides an analysis of financial assets and liabilities by residual contractual maturity at the balance sheet date. These balances are included in the maturity analysis as follows:
–Financial assets and liabilities with no contractual maturity (such as equity securities) are included in the ‘Due after more than 1 year’ time bucket. Undated or perpetual instruments are classified based on the contractual notice period, which the counterparty of the instrument is entitled to give. Where there is no contractual notice period, undated or perpetual contracts are included in the ‘Due after more than 1 year’ time bucket.
–Financial instruments included within assets and liabilities of disposal groups held for sale are classified on the basis of the contractual maturity of the underlying instruments and not on the basis of the disposal transaction.
–Liabilities under investment contracts are classified in accordance with their contractual maturity. Undated investment contracts are included in the ‘Due after more than 1 year’ time bucket, however, such contracts are subject to surrender and transfer options by the policyholders.

Maturity analysis of financial assets and financial liabilities
	2023			2022[1]
	Due within 1 year	Due after more than 1 year	Total	Due within 1 year	Due after more than 1 year	Total
	£m	£m	£m	£m	£m	£m
Assets
Financial assets designated or otherwise mandatorily measured at fair value	2,973	16,095	19,068	1,391	14,490	15,881
Loans and advances to banks	14,037	334	14,371	15,867	1,242	17,109
Loans and advances to customers	34,876	40,615	75,491	38,405	34,209	72,614
Reverse repurchase agreement – non-trading	71,676	1,818	73,494	52,324	1,625	53,949
Financial investments	7,481	38,887	46,368	7,201	25,403	32,604
Other financial assets	56,693	288	56,981	55,414	428	55,842
Assets held for sale	10,182	10,186	20,368	4,174	17,040	21,214
At 31 Dec	197,918	108,223	306,141	174,776	94,437	269,213
Liabilities
Deposits by banks	22,069	874	22,943	18,674	2,162	20,836
Customer accounts	222,215	726	222,941	215,562	386	215,948
Repurchase agreements – non-trading	51,848	1,568	53,416	32,486	415	32,901
Financial liabilities designated at fair value	21,163	11,382	32,545	16,281	11,001	27,282
Debt securities in issue	11,439	2,004	13,443	6,149	1,119	7,268
Other financial liabilities	58,433	1,372	59,805	65,145	1,248	66,393
Subordinated liabilities	—	14,920	14,920	142	14,386	14,528
Liabilities of disposal groups held for sale	17,590	3,094	20,684	21,621	3,090	24,711
At 31 Dec	404,757	35,940	440,697	376,060	33,807	409,867
1.From 1 January 2023, we adopted IFRS 17 ‘Insurance Contracts’, which replaced IFRS 4 ‘Insurance Contracts’. Comparative data of the financial year ended 31 December 2022 have been restated accordingly.

171	HSBC Bank plc

28	Offsetting of financial assets and financial liabilities
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
In the following table, the ‘Amounts not set off in the balance sheet’ include transactions where:
–the counterparty has an offsetting exposure with the group and a master netting or similar arrangement is in place with a right of set off only in the event of default, insolvency or bankruptcy, or the offset criteria are not otherwise satisfied; and
–in the case of derivatives and reverse repurchase/repurchase, stock borrowing/lending and similar agreements, cash and non-cash collateral (debt securities and equities) has been received/pledged to cover net exposure in the event of a default or other predetermined events.
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

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[4]	Total
				Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments, including non-cash collateral[5]	Cash collateral	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Derivatives (Note 14)[1]	237,360	(64,045)	173,315	(155,398)	(17,674)	243	801	174,116
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	17,454	(473)	16,981	(16,981)	—	—	243	17,224
– non-trading assets	129,243	(58,972)	70,271	(70,204)	(62)	5	3,223	73,494
Loans and advances to customers[2]	20,950	(10,473)	10,477	(9,321)	—	1,156	1	10,478
At 31 Dec 2023	405,007	(133,963)	271,044	(251,904)	(17,736)	1,404	4,268	275,312

Derivatives (Note 14)[1]	303,911	(79,799)	224,112	(193,720)	(29,998)	394	1,126	225,238
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	14,490	(196)	14,294	(14,293)	—	1	63	14,357
– non-trading assets	103,839	(52,268)	51,571	(51,310)	(260)	1	2,378	53,949
Loans and advances to customers[2]	17,979	(8,105)	9,874	(8,143)	—	1,731	1	9,875
At 31 Dec 2022	440,219	(140,368)	299,851	(267,466)	(30,258)	2,127	3,568	303,419

Financial liabilities
Derivatives (Note 14)[1]	234,304	(64,045)	170,259	(155,148)	(14,337)	774	1,215	171,474
Repos, stock lending and similar agreements classified as:
– trading liabilities	10,249	(135)	10,114	(10,112)	—	2	5	10,119
– non-trading liabilities	112,726	(59,310)	53,416	(52,878)	(539)	(1)	—	53,416
Customer accounts[3]	26,395	(10,473)	15,922	(9,321)	—	6,601	6	15,928
At 31 Dec 2023	383,674	(133,963)	249,711	(227,459)	(14,876)	7,376	1,226	250,937

Derivatives (Note 14)[1]	297,341	(79,799)	217,542	(197,201)	(19,662)	679	1,325	218,867
Repos, stock lending and similar agreements classified as:
– trading liabilities	10,180	(196)	9,984	(9,983)	—	1	2	9,986
– non-trading liabilities	85,168	(52,268)	32,900	(32,719)	(182)	(1)	1	32,901
Customer accounts[3]	24,082	(8,105)	15,977	(8,143)	—	7,834	10	15,987
At 31 Dec 2022	416,771	(140,368)	276,403	(248,046)	(19,844)	8,513	1,338	277,741
1At 31 Dec 2023, the amount of cash margin received that had been offset against the gross derivatives assets was £1,508m (2022: £2,373m). The amount of cash margin paid that had been offset against the gross derivatives liabilities was £4,296m (2022: £7,279m).
2 At 31 Dec 2023, the total amount of 'Loans and advances to customers' recognised on the balance sheet was £75,491m (2022: £72,614m) of which £10,477m (2022: £9,874m) was subject to offsetting.
3 At 31 Dec 2023, the total amount of 'Customer accounts' recognised on the balance sheet was £222,941m (2022: £215,948m) of which £15,922m (2022: £15,977m) was subject to offsetting.
4 These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.
5 The disclosure was enhanced in year 2022 to support consistency across HSBC Group entities. All financial instruments (whether recognised on our balance sheet or as non-cash collateral received or pledged) are presented within ‘financial instruments, including non-cash collateral‘ as balance sheet classification has no effect on the rights of set-off associated with financial instruments.

HSBC Bank plc	172

Notes on the Financial Statements

29	Interest rate benchmark reform

	Financial instruments yet to transition to alternative benchmarks, by main benchmark
	USD Libor	Others[1]
At 31 Dec 2023	£m	£m
Non-derivative financial assets[2]	451	131
Non-derivative financial liabilities	4	—
Derivative notional contract amount	4,725	164,760

At 31 Dec 2022
Non-derivative financial assets[2]	5,976	136
Non-derivative financial liabilities	1,847	—
Derivative notional contract amount	1,643,433	155,951
1    Comprises financial instruments referencing other significant demising benchmark rates yet to transition to alternative benchmarks: Canadian dollar offered rate (‘CDOR’), GBP libor, Mexican Interbank equilibrium interest rate (‘TIIE’), SOR, THBFIX, MIFOR and Sibor). An announcement was made by the South African regulator during the first half of 2023 on the cessation of the Johannesburg interbank average rate (‘JIBAR’). Therefore, JIBAR is also included in ‘Others‘ during the current period.
2    Gross carrying amount excluding allowances for expected credit losses.
The amounts in the above table relate to the group's main operating entities where we have material exposures impacted by Ibor reform, including in the United Kingdom, France and Germany. The amounts provide an indication of the extent of the group’s exposure to the Ibor benchmarks that are due to be replaced. Amounts are in respect of financial instruments that:
–contractually reference an interest rate benchmark that is planned to transition to an alternative benchmark;
–have a contractual maturity date beyond the date by which the reference interest rate benchmark is expected to cease; and
–are recognised on the group’s consolidated balance sheet.

30	Called up share capital and other equity instruments
Issued and fully paid

HSBC Bank plc £1.00 ordinary shares
	2023		2022
	Number	£m	Number	£m
At 1 Jan	796,969,112	797	796,969,111	797
At 31 Dec	796,969,113	797	796,969,112	797

HSBC Bank plc share premium
	2023[1]	2022
	£m	£m
At 31 Dec	1,004	420
1 Increase relates to share premium on issuance of 1 ordinary Share (£1/ per Share) to HSBC Holdings plc ('HGHQ').

Total called up share capital and share premium
	2023	2022
	£m	£m
At 31 Dec	1,801	1,217

HSBC Bank plc $0.01 non-cumulative third dollar preference shares
	2023		2022
	Number	£000	Number	£000
At 1 Jan and 31 Dec	35,000,000	172	35,000,000	172
The bank has no obligation to redeem the preference shares but may redeem them in part or in whole at any time, subject to prior notification to the Prudential Regulation Authority ('PRA'). Dividends on the preference shares in issue are paid annually at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares in issue if (i) payment of the dividend would cause a breach of the capital adequacy requirements of the bank (or its subsidiary undertakings) under applicable laws or regulations or (ii) the distributable profits of the bank are insufficient to enable the payment in full or in part (as applicable) of the dividends on the preference shares in issue. If either the solo or consolidated Common Equity Tier 1 Capital Ratio of the bank as of any date falls below 7.00% (a so-called 'right conversion event'), the rights attaching to the preference shares shall be altered irrevocably and permanently such that they have the same rights attaching to them as ordinary shares. Holders of the preference shares in issue will be able to attend any general meetings of shareholders of the bank and to vote on any resolution proposed to vary or abrogate any of the rights attaching to the preference shares or any resolution proposed to reduce the paid up capital of the preference shares. If the dividend payable on the preference shares in issue has not been paid in full for the most recent dividend period, if a rights conversion event has occurred or if any resolution is proposed for the winding-up of the bank or the sale of its entire business then, in such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings. In the case of unpaid dividends, the holders of preference shares in issue will be entitled to attend and vote at any general

173	HSBC Bank plc

meetings until such time as dividends on the preference shares for the most recent dividend period have been paid in full, or a sum set aside for such payment in full, in respect of one dividend period. All shares in issue are fully paid.
Other equity instruments

HSBC Bank plc additional tier 1 instruments
		First call date	2023	2022
			£m	£m
€1,900m	5.950% Undated Subordinated Resettable Additional Tier 1 instrument 2015[1]	Dec 2020	1,388	1,388
€235m	5.650% Undated Subordinated Resettable Additional Tier 1 instrument 2016[1]	Jan 2022	197	197
€300m	3.813% Undated Subordinated Resettable Additional Tier 1 instrument 2018[1]	Mar 2023	263	263
£555m	5.063% Undated Subordinated Resettable Additional Tier 1 instrument 2018[1]	Mar 2023	555	555
£500m	4.750% Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	500	500
€250m	3.500% Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	213	213
£431m	4.551% Undated Subordinated Resettable Additional Tier 1 instrument 2019	Dec 2024	431	431
€200m	5.039% Undated Subordinated Resettable Additional Tier 1 instrument 2019	Jan 2025	175	175
€250m	FRN Undated Subordinated Resettable Additional Tier 1 instruments 2022[2]	Mar 2027	208	208
At 31 Dec			3,930	3,930
1 Instruments are contractually callable on any interest payment date after the first call date. Interest rates reset every five years if not called.
2 Interest is floating, based on 3 month EURIBOR + 4.060%.
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

31	Contingent liabilities, contractual commitments, guarantees and contingent assets

	2023	2022
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	2,401	5,327
– performance and other guarantees	19,548	17,136
– other contingent liabilities	268	353
At 31 Dec	22,217	22,816
Commitments:[1]
– documentary credits and short-term trade-related transactions	1,919	2,317
– forward asset purchases and forward deposits placed	38,704	33,684
– standby facilities, credit lines and other commitments to lend	91,206	91,912
At 31 Dec	131,829	127,913
1    Includes £125,616m of commitments (2022: £126,457m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
UK branches of HSBC overseas entities
In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC has also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be determined. No provision has been recognised in respect of these notices. In Q1 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. In February 2022, the Upper Tribunal issued a judgement addressing several preliminary legal issues, which was partially in favour of HMRC and partially in favour of HSBC. The case has now returned to the First-tier Tax tribunal for determination. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. In the event that HSBC’s appeals are successful, HSBC will seek a refund of this VAT, of which £198m is estimated to be attributable to HSBC Bank plc.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 33.

HSBC Bank plc	174

Notes on the Financial Statements

Financial Services Compensation Scheme
The FSCS provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the HSBC UK to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of collapse cannot be estimated reliably. It is dependent on various uncertain factors including the potential recovery of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.
Guarantees

	2023		2022
	In favour of third parties	By the group in favour of other HSBC Group entities	In favour of third parties	By the group in favour of other HSBC Group entities
	£m	£m	£m	£m
Financial guarantees[1]	1,981	420	4,158	1,169
Performance and other guarantees	17,432	2,116	15,475	1,661
Total	19,413	2,536	19,633	2,830
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

32	Finance lease receivables
The group leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2023			2022
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present Value
	£m	£m	£m	£m	£m	£m
Lease receivables:
No later than one year	238	(27)	211	211	(24)	187
One to two years	231	(24)	207	214	(26)	188
Two to three years	113	(15)	98	207	(21)	186
Three to four years	116	(13)	103	117	(16)	101
Four to five years	65	(12)	53	100	(13)	87
Later than one year and no later than five years	525	(64)	461	638	(76)	562
Later than five years	311	(28)	283	457	(50)	407
At 31 Dec	1,074	(119)	955	1,306	(150)	1,156

33	Legal proceedings and regulatory matters
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2023 (see Note 25: ‘Provisions’). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
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
US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others, seeking recovery of alleged transfers from Madoff Securities to HSBC in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York (the 'US Bankruptcy Court').
Certain Fairfield entities (together, ‘Fairfield’) (in liquidation) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments in the amount of $382m (plus interest). Fairfield's

175	HSBC Bank plc

claims against most of the HSBC companies have been dismissed by the US Bankruptcy Court and the US District Court for the Southern District of New York, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield's claims against HSBC Private Bank (Suisse) SA and HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and their appeals are also pending before the US Court of Appeals for the Second Circuit. Meanwhile, proceedings before the US Bankruptcy Court with respect to the claims against HSBC Private Bank (Suisse) SA and HSSL are ongoing.
UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC. The claim has not yet been served and the amount claimed has not been specified.
Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation) brought an action against HSSL and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages. Following dismissal of Primeo's action by the Grand Court and Court of Appeal of the Cayman Islands, in 2019, Primeo appealed to the Judicial Committee of the Privy Council. In November 2023, the Privy Council issued a judgment upholding the dismissal of Primeo's claims. This matter is now closed.
Luxembourg litigation: In 2009, Herald Fund SPC (‘Herald’) (in liquidation) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities in the amount of $2.5bn (plus interest), or damages in the amount of $2bn (plus interest). In 2018, HSBC Bank plc was added to the claim and Herald increased the amount of the alleged damages claim to $5.6bn (plus interest). The Luxembourg District Court has dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and damages claims. Herald has appealed this dismissal to the Luxembourg Court of Appeal, where the matter is pending.
Beginning in 2009, various HSBC companies have been named as defendants in a number of actions brought by Alpha Prime Fund Limited ('Alpha Prime') in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
Beginning in 2014, HSSL and the Luxembourg branch of HSBC Bank plc have been named as defendants in a number of actions brought by Senator Fund SPC ('Senator') before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of the pending matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
US Anti-Terrorism Act litigation
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, alleged victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act, or provided banking services to customers alleged to have connections to terrorism financing. Seven actions, which seek damages for unspecified amounts, remain pending and HSBC Bank plc's motions to dismiss have been granted in three of these cases. These dismissals are subject to appeals and/or the plaintiffs re-pleading their claims. The four other actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. A separate appeal by HSBC concerning the amount of the fine remains pending before the General Court of the European Union.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. A number of individual US dollar Libor-related actions seeking damages for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of the pending matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Foreign exchange-related investigations and litigation
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In January 2024, the South African Competition Appeal Court denied HSBC Bank plc's application to dismiss the complaint.
In January 2023, HSBC Bank plc and HSBC Holdings plc reached a settlement-in-principle with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval. Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC Bank plc and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings plc were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking damages for unspecified amounts. This matter is at an early stage. It is possible that additional civil actions will be initiated against HSBC Bank plc in relation to its historical foreign exchange activities.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of the pending matters, which could be significant.

HSBC Bank plc	176

Notes on the Financial Statements

Precious metals fix-related litigation
US litigation: HSBC and other members of The London Silver Market Fixing Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In May 2023, this action, which seeks damages for unspecified amounts, was dismissed but remains pending on appeal.
HSBC and other members of The London Platinum and Palladium Fixing Company Limited are defending a class action pending in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In February 2023, the court reversed an earlier dismissal of the plaintiffs’ third amended complaint and this action , which seeks damages for unspecified amounts, is proceeding.
Canada litigation: HSBC and other financial institutions are defending putative class actions filed in the Ontario and Quebec Superior Courts of Justice alleging that the defendants conspired to manipulate the price of silver, gold and related derivatives in violation of the Canadian Competition Act and common law. These actions each seek CA$1bn in damages plus CA$250m in punitive damages. Two of the actions are proceeding and the others have been stayed.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Tax-related investigations
Various tax administration, regulatory and law enforcement authorities around the world are conducting investigations in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC continues to cooperate with these investigations.
In March 2023, the French National Financial Prosecutor announced an investigation into a number of banks, including HSBC Continental Europe and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and HSBC Germany also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority ('CMA') has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. In May 2023, the CMA announced its case against HSBC Bank plc and HSBC Holdings plc; both HSBC companies are contesting the CMA's allegations.
In June 2023, HSBC Bank plc, among other banks, was named as a defendant in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. In September 2023, the defendants filed a motion to dismiss which remains pending. It is possible that additional civil actions will be initiated against HSBC Bank plc in relation to its historical gilts trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
UK depositor protection arrangements investigation
In January 2022, the UK Prudential Regulation Authority ('PRA') commenced an investigation into HSBC Bank plc's and HSBC UK Bank plc's compliance with depositor protection arrangements under the Financial Services Compensation Scheme in the UK. In January 2024, the PRA concluded its investigation and imposed a £57m fine on HSBC Bank plc and HSBC UK Bank plc, which has been paid, and this matter is now closed.
UK collections and recoveries investigation
Since 2019, the FCA has been investigating HSBC Bank plc's, HSBC UK Bank plc's and Marks and Spencer Financial Services plc's compliance with regulatory standards relating to collections and recoveries operations in the UK between 2017 and 2018. HSBC continues to cooperate with this investigation.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of this matter, which could be significant.
Stanford litigation
Since 2009, HSBC Bank plc has been named as a defendant in numerous claims filed in courts in the UK and the US arising from the collapse of Stanford International Bank Ltd, for which it was a correspondent bank from 2003 to 2009. In February 2023, HSBC Bank plc reached settlements with the plaintiffs to resolve these claims. The US settlement is subject to court approval and the UK settlement has concluded.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various regulators and competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their ordinary course businesses and operations.
At the present time, HSBC Bank plc does not expect the ultimate resolution of any of these matters to be material to its financial position; however, given the uncertainties involved in legal proceedings and regulatory matters, there can be no assurance regarding the eventual outcome of a particular matter or matters.

177	HSBC Bank plc

34	Related party transactions

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

Compensation of Key Management Personnel
	2023	2022	2021
	£000	£000	£000
Short-term employee benefits[1,2]	13,003	13,487	13,678
Post-employment benefits	29	69	46
Other long-term employee benefits	1,081	1,152	1,378
Share-based payments	4,699	4,234	4,331
Year ended 31 Dec	18,812	18,942	19,433
1    Includes fees paid to non-executive Directors.
2    2023 includes payment of £30,000 (2022: £600,000) relating to compensation for loss of employment.

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2023		2022
	Balance at 31 Dec	Highest amounts outstanding during year[2]	Balance at 31 Dec	Highest amounts outstanding during year
	£m	£m	£m	£m
Key Management Personnel[1]
Advances and credits	—	—	—	—
Deposits	27	83	21	32
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
In addition to the requirements of IAS 24, particulars of advances (loans and quasi-loans), credits and guarantees entered into by the group with Directors of HSBC Bank plc are required to be disclosed pursuant to section 413 of the Companies Act 2006. Under the Companies Act, there is no requirement to disclose transactions with other KMP. During the course of 2023, there were no advances, credits and guarantees entered into by the group with Directors of HSBC Bank plc.
Other related parties
Transactions and balances during the year with KMP of the bank’s ultimate parent company
During the course of 2023, there were no transactions and balances between KMP of the bank’s ultimate parent company, who were not considered KMP of the bank, in respect of advances and credits, guarantees and deposits.
Transactions and balances during the year with associates and joint ventures
During the course of 2023, there were no transactions and balances with associates and joint ventures, in respect of loans, deposits, guarantees and commitments.

HSBC Bank plc	178

Notes on the Financial Statements

The group’s transactions and balances during the year with HSBC Holdings plc and subsidiaries of HSBC Holdings plc
	2023				2022
	Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets	75	10	2,883	78	62	17	7,074	848
Derivatives	7,495	4,767	27,928	23,035	7,196	5,714	39,341	27,473
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	5	5	26	26	6	5	28	25
Loans and advances to banks	—	—	5,633	4,434	—	—	6,237	5,585
Loans and advances to customers	211	—	571	408	183	—	496	424
Financial investments	194	194	—	—	154	136	—	—
Reverse repurchase agreements – non-trading	—	—	14,561	13,538	—	—	6,150	4,341
Prepayments, accrued income and other assets	62	4	12,146	6,961	1,263	21	11,591	8,389
Total related party assets at 31 Dec	8,042	4,980	63,748	48,480	8,864	5,893	70,917	47,085
Liabilities
Trading liabilities	83	79	1,239	1,196	45	21	522	91
Financial liabilities designated at fair value	594	571	242	8	1,162	593	—	—
Deposits by banks	—	—	6,230	2,073	—	—	6,034	3,310
Customer accounts	6,601	5,508	1,999	1,999	6,202	4,315	3,149	1,551
Derivatives	2,824	2,062	32,126	23,373	4,345	2,680	43,384	30,997
Subordinated liabilities	14,444	13,902	—	—	12,115	12,115	—	—
Repurchase agreements – non-trading	—	—	9,983	8,187	—	—	5,811	5,738
Provisions, accruals, deferred income and other liabilities	4,966	3,090	8,915	8,913	3,357	3,161	10,816	4,864
Total related party liabilities at 31 Dec	29,512	25,212	60,734	45,749	27,226	22,885	69,716	46,551
Guarantees and commitments	—	—	6,218	4,335	—	—	4,762	3,383

HSBC Bank plc routinely enters into related party transactions with other entities in the HSBC Group. These include transactions to facilitate third-party transactions with customers, transactions for internal risk management, and other transactions relevant to HSBC Group processes. These transactions and the above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.
Post-employment benefit plans
The HSBC Bank (UK) Pension Scheme (the ‘Scheme’) entered into swap transactions with the bank to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2023, the gross notional value of the swaps was £5,574m (2022: £5,449m), the swaps had a positive fair value of £429m to the bank (2022: positive fair value of £424m) and the bank had delivered collateral of £439m (2022: £425m) to the Scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

35	Assets held for sale and liabilities of disposal groups held for sale

Held for sale at 31 December
	2023	2022
	£m	£m
Held for sale at 31 Dec
Disposal groups	21,792	23,179
Unallocated impairment losses[1]	(1,548)	(1,978)
Non-current assets held for sale	124	13
Assets held for sale	20,368	21,214
Liabilities of disposal groups held for sale	20,684	24,711
1    This represents impairment losses in excess of the carrying amount on the non-current assets, excluded from the measurement scope of IFRS 5.

179	HSBC Bank plc

Disposal groups
Sale of our retail banking operations in France
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
In the first quarter of 2023, the sale had become less certain, as a result of which we recognised a £1.7bn partial reversal of the impairment loss recognised in 2022, when the disposal group was classified as held for sale. In the fourth quarter of 2023, following the receipt of regulatory approvals and the satisfaction of other relevant conditions, we reclassified the disposal group as held for sale, and it was subsequently remeasured at the lower of the carrying amount and fair value less costs to sell. This resulted in the reinstatement of a €1.8bn (£1.5bn) pre-tax impairment loss reflecting the final terms of the sale, giving rise to a net reversal of impairment recognised in other operating income in the year of £0.2bn.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn (£0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal. In addition, we recognised the reversal of a €0.4bn (£0.4bn) deferred tax liability, which had arisen as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021.
In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn (£6.2bn) consisting of home and certain other loans, in respect of which it may consider on-sale opportunities at a suitable time, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset Management (France), have entered into distribution agreements with the buyer. Ongoing costs associated with the retention of the home and certain other loans, net of income on distribution agreements and the brand licence, are estimated to have an after-tax loss impact of €0.1bn (£0.1bn) in 2024 based on expected funding rates.
Planned sale of our business in Russia
On 30 June 2022, following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) entered into an agreement for the sale of its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). In 2022, a £0.2bn impairment loss on the planned sale was recognised, upon classification as held for sale in accordance with IFRS 5. As at 31 December 2023, following US sanctions designation of the buyer, the outcome of the planned sale became less certain. This resulted in the reversal of £0.2bn of the previously recognised loss, as the business was no longer classified as held for sale. However, owing to restrictions impacting the recoverability of assets in Russia, we recognised charges of £0.2bn in other operating income. Completion of the planned sale remains subject to regulatory approval. On completion, accumulated foreign currency translation reserves will be recycled to the income statement.
At 31 December 2023, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	France retail banking operations	Other[1]	Total
	£m	£m	£m
Assets of disposal groups held for sale
Cash and balances at central banks [2]	177	—	177
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	38	—	38
Loans and advances to banks [2]	8,103	—	8,103
Loans and advances to customers	13,255	90	13,345
Reverse repurchase agreements	—	—	—
Financial investments [3]	25	—	25
Prepayments, accrued income and other assets	103	1	104
Total Assets at 31 Dec 2023	21,701	91	21,792

Liabilities of disposal groups held for sale
Customer accounts	17,492	95	17,587
Financial liabilities designated at fair value	1,858	—	1,858
Debt securities in issue	1,080	—	1,080
Liabilities under insurance contracts	—	—	—
Accruals, deferred income and other liabilities	159	—	159
Total Liabilities at 31 Dec 2023	20,589	95	20,684
Expected date of completion	1 January 2024	Second Half of 2024
Operating segment	WPB	CMB, GBM
1    Includes planned transfer of hedge fund administration services.
2    Under the financial terms of the sale of our retail banking operations in France, HSBC Continental Europe will transfer the business with a net asset value of €1.7bn (£1.4bn) for a consideration of €1. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. Based upon the net liabilities of the disposal group at 31 December 2023, HSBC would be expected to include a cash contribution of £8.6bn, of which £8.3bn was reclassified as held for sale at 31 December 2023 (‘Loans and advances to banks’, £8.1bn, ‘Cash and balances at central bank’, £0.2bn).
3    Includes financial investments measured at fair value through other comprehensive income of £21.7m and debt instruments measured at amortised cost of £3.8m.

HSBC Bank plc	180

Notes on the Financial Statements

	France retail banking operations	Branch operations in Greece	Business in Russia	Total
	£m	£m	£m	£m
Assets of disposal groups held for sale
Cash and balances at central banks	60	1,502	—	1,562
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	39	—	—	39
Loans and advances to banks	—	25	102	127
Loans and advances to customers	20,776	291	—	21,067
Reverse repurchase agreements	—	—	208	208
Financial investments	—	66	22	88
Prepayments, accrued income and other assets	63	4	21	88
Total Assets at 31 Dec 2022	20,938	1,888	353	23,179

Liabilities of disposal groups held for sale
Customer accounts	18,551	1,900	27	20,478
Financial liabilities designated at fair value	2,925	—	—	2,925
Debt securities in issue	1,100	—	—	1,100
Accruals, deferred income and other liabilities	138	52	18	208
Total Liabilities at 31 Dec 2022	22,714	1,952	45	24,711
Operating segment	WPB	All global businesses	CMB, GBM

Business disposals
Our branch operations in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta Bank SA. In the second quarter of 2022, we recognised a loss of £0.1bn, upon reclassification as held for sale in accordance with IFRS 5. At completion on 28 July 2023, the disposal group included £0.2bn of loans and advances to customers and £0.8bn of customer accounts.

36	Effects of adoption of IFRS 17
On 1 January 2023 the group adopted IFRS 17 ‘Insurance Contracts’ and as required by the standard applied the requirements retrospectively with comparatives restated from the transition date, 1 January 2022. The tables below provide the transition restatement impact on the group’s consolidated balance sheet as at 1 January 2022, as well as the group consolidated income statement and the group consolidated statement of comprehensive income for the year ended 31 December 2022.
Further information about the effect of adoption of IFRS 17 is provided in Note 1: 'Basis of preparation of material accounting policies' on page 122.

IFRS 17 transition impact on the consolidated balance sheet at 1 January 2022
	Under IFRS 4	Removal of PVIF and IFRS 4 balances	Recognition of IFRS 17 fulfilment cash flows	Recognition of IFRS 17 contractual service margin	Tax effect	Under IFRS 17	Total movements
	£m	£m	£m	£m	£m	£m	£m
Assets
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	18,649	—	—	—	—	18,649	—
Loans and advances to banks	10,784	—	—	—	—	10,784	—
Loans and advances to customers	91,177	—	—	—	—	91,177	—
Financial investments	41,300	—	—	—	—	41,300	—
Goodwill and intangible assets	894	(811)	—	—	—	83	(811)
Deferred tax assets	599	—	—	—	199	798	199
All other assets	433,208	(114)	142	—	—	433,236	28
Total assets	596,611	(925)	142	—	199	596,027	(584)
Liabilities and equity
Liabilities
Insurance contract liabilities	22,264	(22,264)	21,311	890	—	22,201	(63)
Deferred tax liabilities	15	—	—	—	(10)	5	(10)
All other liabilities	550,617	4	68	(13)	—	550,676	59
Total liabilities	572,896	(22,260)	21,379	877	(10)	572,882	(14)
Total shareholders’ equity	23,584	21,335	(21,237)	(877)	209	23,014	(570)
Non-controlling interests	131	—	—	—	—	131	—
Total equity	23,715	21,335	(21,237)	(877)	209	23,145	(570)
Total liabilities and equity	596,611	(925)	142	—	199	596,027	(584)

181	HSBC Bank plc

Transition drivers
Removal of PVIF and IFRS 4 balances
The PVIF intangible asset of £811m previously reported under IFRS 4 within ‘Goodwill and intangible assets’ arose from the upfront recognition of future profits associated with in-force insurance contracts. PVIF is no longer reported following the transition to IFRS 17, as future profits are deferred within the CSM. Other IFRS 4 insurance contract assets (shown above within ‘All other assets’) and insurance contract liabilities are removed on transition, to be replaced with IFRS 17 balances.
Recognition of the IFRS 17 fulfilment cash flows
The measurement of the insurance contracts liabilities under IFRS 17 is based on groups of insurance contracts and includes a liability for fulfilling the insurance contract, such as premiums, expenses, insurance benefits and claims including policyholder returns and the cost of guarantees. These are recorded within the fulfilment cash flow component of the insurance contract liability, together with the risk adjustment for non-financial risk.
Recognition of the IFRS 17 contractual service margin
The CSM is a component of the insurance contract liability and represents the future unearned profit associated with insurance contracts that will be released to the profit and loss over the expected coverage period.
Tax effect
The removal of deferred tax liabilities primarily results from the removal of the associated PVIF intangible, and new deferred tax assets are reported, where appropriate, on temporary differences between the new IFRS 17 accounting balances and their associated tax bases.

IFRS 17 transition impact on the reported consolidated income statement for the year ended 31 December 2022
	Under IFRS 4	Removal of PVIF and IFRS 4 balances	Insurance finance income/expense	Contractual service margin	Onerous contracts	Experience variance and other	Attributable expenses	Tax effect	Under IFRS 17
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,904	—	—	—	—	—	—	—	1,904
Net fee income	1,261	—	—	—	—	—	34	—	1,295
Net income from financial instruments held for trading or managed on a fair value basis	2,875	—	—	—	—	—	—	—	2,875
Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,370)	—	—	—	—	—	—	—	(1,370)
Losses recognised on assets held for sale	(1,947)	—	—	—	—	—	—	—	(1,947)
Net insurance premium income	1,787	(1,787)	—	—	—	—	—	—	—
Insurance finance income	—	—	1,106	—	—	—	—	—	1,106
Insurance service result	—	—	—	126	(7)	2	—	—	121
– insurance revenue	—	—	—	126	—	235	—	—	361
– insurance service expense	—	—	—	—	(7)	(233)	—	—	(240)
Other operating income[1]	542	(219)	10	—	—	(13)	—	—	320
Total operating income	5,052	(2,006)	1,116	126	(7)	(11)	34	—	4,304
Net insurance claims and benefits paid and movement in liabilities to policyholders	(406)	406	—	—	—	—	—	—	—
Net operating income before change in expected credit losses and other credit impairment charges	4,646	(1,600)	1,116	126	(7)	(11)	34	—	4,304
Change in expected credit losses and other credit impairment charges	(222)	—	—	—	—	—	—	—	(222)
Net operating income	4,424	(1,600)	1,116	126	(7)	(11)	34	—	4,082
Total operating expenses	(5,353)	—	—	—	—	—	102	—	(5,251)
Operating loss	(929)	(1,600)	1,116	126	(7)	(11)	136	—	(1,169)
Share of loss in associates and joint ventures	(30)	—	—	—	—	—	—	—	(30)
Loss before tax	(959)	(1,600)	1,116	126	(7)	(11)	136	—	(1,199)
Tax charge	561	—	—	—	—	—	—	85	646
Loss for the period	(398)	(1,600)	1,116	126	(7)	(11)	136	85	(553)

1 ‘Other operating income’ as shown in the table above is presented inclusive of ‘Changes in fair value of long-term debt and related derivatives’, ‘Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss’, and ‘Net (losses)/gains from financial investments’.

HSBC Bank plc	182

Notes on the Financial Statements

Transition drivers
Removal of PVIF and IFRS 4 balances
As a result of the removal of the PVIF intangible asset and IFRS 4 results, the associated revenue of £219m for year ended 31 December 2022 that was previously reported within ‘Other operating income’ is no longer reported under IFRS 17. This includes the removal of the value of new business and changes to in-force book PVIF from valuation adjustments and experience variances.
On the implementation of IFRS 17 new income statement line items associated with insurance contract accounting were introduced. Consequently, the previously reported IFRS 4 line items ‘Net insurance premium income’, and ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’ were also removed.
Introduction of IFRS 17 income statement
Insurance finance income/(expense)
Insurance finance income/(expense) of £1,106m for the year ended 31 December 2022 represents the change in the carrying amount of insurance contracts arising from the effect of, and changes in, the time value of money and financial risk. For VFA contracts, which represent more than 98% of HSBC’s insurance contracts, the insurance finance income/(expense) includes the changes in the fair value of underlying items (excluding additions and withdrawals). It therefore has an offsetting impact to investment income earned on underlying assets supporting insurance contracts. This includes an offsetting impact to the gains and losses on assets held at fair value through profit or loss, and which is now included in ‘Net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’.
Contractual service margin
Revenue is recognised for the release of the CSM associated with the in-force business, which was allocated at a rate of approximately 9% during 2022. The CSM release is largely impacted by the constant measure allocation approach for investment services, but may vary over time primarily due to changes in the total amount of CSM reported on the balance sheet from factors such as new business written, changes to levels of actual returns earned on underlying assets, or changes to assumptions.
Onerous contracts
Losses on onerous contracts are taken to the income statement as incurred.
Experience variance and other
Experience variance and other represents the expected expenses, claims and amortisation of acquisition cash flows which are reported as part of the insurance service revenue. This is offset with the actual expenses and claims incurred in the period and recovery of acquisition cash flows.
Attributable expenses
Directly attributable expenses are the costs associated with originating and fulfilling an identified portfolio of insurance contracts. These costs include distribution fees paid to third parties as part of originating insurance contracts together with appropriate allocations of fixed and variable overheads which are included within the fulfilment cash flows and are no longer shown on the operating expenses line.

IFRS 17 transition impact on the consolidated statement of comprehensive income
	Year ended 31 Dec 2022
	Under IFRS 17	Under IFRS 4
	£m	£m
Opening equity for the year	23,145	23,715
of which
– Retained earnings	24,157	24,735
– Financial assets at FVOCI reserve	1,603	1,081
– Insurance finance reserve	(514)	—
Profit for the period	(553)	(398)
Debt instruments at fair value through other comprehensive income	(1,886)	(454)
Equity instruments designated at fair value through other comprehensive income	—	—
Insurance finance income/ (expense) recognised in other comprehensive income	1,408	—
Other comprehensive expense for the period, net of tax	96	125
Total comprehensive (expense)/income for the year	(935)	(727)
Other movements	1,023	1,028
Closing equity for the year	23,233	24,016
Transition drivers
Insurance finance reserve
The insurance finance reserve reflects the impact of the adoption of the other comprehensive income option for our insurance business in France. Underlying assets supporting these contracts are measured at fair value through other comprehensive income. Under this option, only the amount that matches income or expenses recognised in profit or loss on underlying items is included in finance income or expenses, resulting in the elimination of income statement accounting mismatches. The remaining amount of finance income or expenses for these insurance contracts is recognised in OCI. At the transition date an insurance finance reserve of £(514)m was recognised and following transition, gains net of tax of £1,408m were recorded in the year ended 31 December 2022. An offsetting fair value through OCI reserve of £522m recorded on transition represents the accumulated fair value movements on assets supporting these insurance liabilities, with associated losses net of taxes of £1,506m recorded within the fair value through other comprehensive income reserve during the year ended 31 December 2022.

183	HSBC Bank plc

Consolidated balance sheet at transition date and at 31 December 2022.

Consolidated balance sheet
	Under IFRS 17		Under IFRS 4
	31 Dec	1 Jan	31 Dec	31 Dec
	2022	2022	2022	2021
	£m	£m	£m	£m
Assets
Cash and balances at central banks	131,433	108,482	131,433	108,482
Items in the course of collection from other banks	2,285	346	2,285	346
Trading assets	79,878	83,706	79,878	83,706
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	15,881	18,649	15,881	18,649
Derivatives	225,238	141,221	225,238	141,221
Loans and advances to banks	17,109	10,784	17,109	10,784
Loans and advances to customers	72,614	91,177	72,614	91,177
Reverse repurchase agreements – non-trading	53,949	54,448	53,949	54,448
Financial investments	32,604	41,300	32,604	41,300
Assets held for sale	21,214	9	21,214	9
Prepayments, accrued income and other assets	61,444	43,146	61,379	43,118
Current tax assets	595	1,135	595	1,135
Interests in associates and joint ventures	728	743	728	743
Goodwill and intangible assets	91	83	1,167	894
Deferred tax assets	1,583	798	1,279	599
Total assets	716,646	596,027	717,353	596,611

Liabilities and equity
Liabilities
Deposits by banks	20,836	32,188	20,836	32,188
Customer accounts	215,948	205,241	215,948	205,241
Repurchase agreements – non-trading	32,901	27,259	32,901	27,259
Items in the course of transmission to other banks	2,226	489	2,226	489
Trading liabilities	41,265	46,433	41,265	46,433
Financial liabilities designated at fair value	27,282	33,608	27,287	33,608
Derivatives	218,867	139,368	218,867	139,368
Debt securities in issue	7,268	9,428	7,268	9,428
Liabilities of disposal groups held for sale	24,711	—	24,711	—
Accruals, deferred income and other liabilities	67,020	43,515	66,945	43,456
Current tax liabilities	130	97	130	97
Insurance contract liabilities	20,004	22,201	19,987	22,264
Provisions	424	562	424	562
Deferred tax liabilities	3	5	14	15
Subordinated liabilities	14,528	12,488	14,528	12,488
Total liabilities	693,413	572,882	693,337	572,896
Equity
Called up share capital	797	797	797	797
Share premium account	420	—	420	—
Other equity instruments	3,930	3,722	3,930	3,722
Other reserves	(6,413)	(5,662)	(6,368)	(5,670)
Retained earnings	24,368	24,157	25,096	24,735
Total shareholders‘ equity	23,102	23,014	23,875	23,584
Non-controlling interests	131	131	141	131
Total equity	23,233	23,145	24,016	23,715
Total liabilities and equity	716,646	596,027	717,353	596,611

37	Events after the balance sheet date

On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. In the fourth quarter of 2023, a loss of £1.5bn was recognised upon reclassification to held for sale, in accordance with IFRS 5, which net of the £1.7bn partial reversal of impairment recognised in the first quarter of 2023, gave rise to a net reversal of impairment recognised in the year of £0.2bn.
On 30 January 2024, the PRA concluded its investigation into HSBC Bank plc’s and HSBC UK Bank plc’s compliance with depositor protection arrangements under the Financial Services Compensation Scheme in the UK. The PRA imposed a fine of £57m on these entities, the majority of which was borne by HSBC Bank plc, was fully provided for at 31 December 2023, and has since been paid.
On 1 February 2024, HSBC Bank plc invested £1.1bn to acquire HSBC Private Bank (Suisse) SA which is owned by HSBC Private Banking Holdings (Suisse) SA, a subsidiary of HSBC Overseas Holdings (UK) Limited as on 31 December 2023.
On 6 February 2024, HSBC Europe B.V., a direct subsidiary of HSBC Bank plc, signed an agreement to sell HSBC Bank Armenia CJSC, its wholly-owned subsidiary, to Ardshinbank CJSC subject to regulatory approvals. The transaction is expected to complete within the next 12 months.
In its assessment of events after the balance sheet date, the group has considered and concluded that there are no events requiring adjustment or disclosures in the financial statements.

HSBC Bank plc	184

Notes on the Financial Statements

38	HSBC Bank plc’s subsidiaries, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Bank plc subsidiaries, joint ventures and associates, their registered office address and the effective percentage of equity owned at 31 December 2023 is disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares which are held by HSBC Bank plc or its subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC Bank plc unless otherwise indicated.
HSBC Bank plc's registered office address is:
HSBC Bank plc
8 Canada Square
London E14 5HQ

Subsidiaries
The undertakings below are consolidated by the group.

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
AI Nominees (UK) One Limited	100.00		1, 2, 53
AI Nominees (UK) Two Limited	100.00		1, 2, 53
Assetfinance December (H) Limited	100.00		53
Assetfinance December (P) Limited	100.00		2, 53
Assetfinance December (R) Limited	100.00		53
Assetfinance June (A) Limited	100.00		53
Assetfinance Limited (In Liquidation)	100.00		8
Assetfinance March (B) Limited	100.00		9
Assetfinance March (F) Limited	100.00		53
Assetfinance September (F) Limited	100.00		53
Banco Nominees (Guernsey) Limited	100.00		10
Banco Nominees 2 (Guernsey) Limited	100.00		10
Banco Nominees Limited	100.00		11
Beau Soleil Limited Partnership	n/a		0, 12
BentallGreenOak China Real Estate Investments, L.P.	n/a		0, 1, 13
Canada Crescent Nominees (UK) Limited	100.00		2, 53
Canada Water Nominees (UK) Limited (In Liquidation)	100.00		2, 8
CCF & Partners Asset Management Limited	100.00	(99.99)	53
CCF Holding (Liban) S.A.L. (In Liquidation)	74.99		14
Charterhouse Administrators ( D.T.) Limited	100.00	(99.99)	53
Charterhouse Management Services Limited	100.00	(99.99)	53
Charterhouse Pensions Limited	100.00		2, 53
COIF Nominees Limited	n/a		0, 2, 53
Corsair IV Financial Services Capital Partners - B L.P	n/a		0, 1, 15
Dempar 1	100.00	(99.99)	3, 16
Eton Corporate Services Limited	100.00		10
Flandres Contentieux S.A.	100.00	(99.99)	3, 16
Foncière Elysées	100.00	(99.99)	3, 16
Griffin International Limited	100.00		53
HLF	100.00	(99.99)	3, 16
HSBC (BGF) Investments Limited	100.00		2, 53
HSBC Asset Finance (UK) Limited	100.00		2, 53
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		2, 53
HSBC Assurances Vie (France)	100.00	(99.99)	3, 17
HSBC Bank (General Partner) Limited	100.00		2, 18
HSBC Bank (RR) (Limited Liability Company)	n/a		0, 6, 19
HSBC Bank Armenia CJSC	100.00		20
HSBC Bank Bermuda Limited	100.00		2, 11
HSBC Bank Capital Funding (Sterling 1) LP	n/a		0, 18
HSBC Bank Capital Funding (Sterling 2) LP	n/a		0, 18
HSBC Bank Malta p.l.c.	70.03		21
HSBC Cayman Limited	100.00		26
HSBC Cayman Services Limited	100.00		22
HSBC City Funding Holdings (In Liquidation)	100.00		8
HSBC Client Holdings Nominee (UK) Limited	100.00		2, 53
HSBC Client Nominee (Jersey) Limited	100.00		2, 23

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
HSBC Continental Europe	99.99		3, 16
HSBC Corporate Trustee Company (UK) Limited	100.00		2, 53
HSBC Custody Services (Guernsey) Limited	100.00		10
HSBC Epargne Entreprise (France)	100.00	(99.99)	3, 17
HSBC Equity (UK) Limited	100.00		2, 53
HSBC Europe B.V.	100.00		53
HSBC Factoring (France)	100.00	(99.99)	3, 16
HSBC Global Asset Management (Bermuda) Limited	100.00		7, 11
HSBC Global Asset Management (Deutschland) GmbH	100.00	(99.99)	4, 24
HSBC Global Asset Management (France)	100.00	(99.99)	3, 17
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	25
HSBC Global Custody Nominee (UK) Limited	100.00		2, 53

HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		1, 2, 53
HSBC Infrastructure Limited (In Liquidation)	100.00		8
HSBC Institutional Trust Services (Bermuda) Limited	100.00		11
HSBC Insurance Services Holdings Limited	100.00		2, 53
HSBC Investment Bank Holdings Limited	100.00		2, 53
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		2, 53
HSBC Issuer Services Depositary Nominee (UK) Limited (In Liquidation)	100.00		2, 8
HSBC Life (UK) Limited	100.00		2, 53
HSBC Life Assurance (Malta) Limited	100.00	(70.03)	25
HSBC LU Nominees Limited	100.00		2, 53
HSBC Marking Name Nominee (UK) Limited	100.00		2, 53
HSBC Middle East Leasing Partnership	n/a		0, 27
HSBC Operational Services GmbH	100.00	(99.99)	4, 24
HSBC Overseas Nominee (UK) Limited	100.00		2, 53
HSBC PB Corporate Services 1 Limited	100.00		28
HSBC Pension Trust (Ireland) DAC	100.00		2, 29
HSBC PI Holdings (Mauritius) Limited	100.00		30
HSBC Preferential LP (UK)	100.00		2, 53
HSBC Private Bank (Luxembourg) S.A.	100.00	(99.99)	31
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		28
HSBC Private Equity Investments (UK) Limited	100.00		53

185	HSBC Bank plc

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
HSBC Private Markets Management SARL	n/a		0, 1, 32
HSBC Property Funds (Holding) Limited	100.00		53
HSBC Real Estate Leasing (France)	100.00	(99.99)	3, 16
HSBC REIM (France)	100.00	(99.99)	3, 17
HSBC Securities (South Africa) (Pty) Limited	100.00		2, 34
HSBC Securities Services (Bermuda) Limited	100.00		11
HSBC Securities Services (Guernsey) Limited	100.00		10
HSBC Securities Services (Ireland) DAC	100.00		29
HSBC Securities Services (Luxembourg) S.A.	100.00		2, 31
HSBC Securities Services Holdings (Ireland) DAC	100.00		29
HSBC Service Company Germany GmbH	100.00	(99.99)	1, 4, 24
HSBC Services (France)	100.00	(99.99)	3, 16
HSBC SFH (France)	100.00	(99.99)	3, 17
HSBC SFT (C.I.) Limited	100.00		2, 10
HSBC Specialist Investments Limited	100.00		7, 53
HSBC Transaction Services GmbH	100.00	(99.99)	4, 24
HSBC Trinkaus & Burkhardt (International) S.A.	100.00	(99.99)	35
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00	(99.99)	24
HSBC Trinkaus & Burkhardt GmbH	100.00	(99.99)	1, 4, 36
HSBC Trinkaus Family Office GmbH	100.00	(99.99)	4, 24
HSBC Trinkaus Real Estate GmbH	100.00	(99.99)	4, 24
HSBC Trustee (C.I.) Limited	100.00		2, 28
HSBC Trustee (Guernsey) Limited	100.00		2, 10
HSIL Investments Limited	100.00		53
INKA Internationale Kapitalanlagegesellschaft mbH	100.00	(99.99)	24
James Capel (Nominees) Limited	100.00		2, 53
James Capel (Taiwan) Nominees Limited	100.00		2, 53
Keyser Ullmann Limited	100.00	(99.99)	53
Midcorp Limited	100.00		2, 53
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		2, 53
RLUKREF Nominees (UK) One Limited	100.00		1, 2, 53
RLUKREF Nominees (UK) Two Limited	100.00		1, 2, 53
S.A.P.C. - Ufipro Recouvrement	99.99		5, 16
Saf Baiyun	100.00	(99.99)	3, 16
Saf Guangzhou	100.00	(99.99)	3, 16
SCI HSBC Assurances Immo	100.00	(99.99)	5, 17
SFM	100.00	(99.99)	3, 16
SFSS Nominees (Pty) Limited	100.00		34
SNC Les Oliviers D'Antibes	60.00	(59.99)	5, 17
SNCB/M6-2008 A	100.00	(99.99)	3, 16
SNCB/M6-2007 A	100.00	(99.99)	3, 16
SNCB/M6-2007 B	100.00	(99.99)	3, 16
Société Française et Suisse	100.00	(99.99)	3, 16
Somers Dublin DAC	100.00	(99.99)	29
Somers Nominees (Far East) Limited	100.00		11
Sopingest	100.00	(99.99)	3, 16
South Yorkshire Light Rail Limited	100.00		53
Swan National Limited (In Liquidation)	100.00		8
The Venture Catalysts Limited (In Liquidation)	100.00		2, 8
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00	(99.99)	4, 24
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00	(99.99)	4, 24
Trinkaus Immobilien-Fonds Verwaltungs-GmbH	100.00	(99.99)	4, 24
Trinkaus Private Equity Management GmbH	100.00	(99.99)	4, 24
Trinkaus Private Equity Verwaltungs GmbH	100.00	(99.99)	4, 24
Valeurs Mobilières Elysées	100.00	(99.99)	3, 16
Woodex Limited	100.00		11

Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint Ventures	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
HCM Holdings Limited (In Liquidation)	50.99	8
MK HoldCo Limited	50.32	1, 37
ProServe Bermuda Limited	50.00	38
The London Silver Market Fixing Limited	n/a	0, 1, 2, 39

Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
BGF Group plc	24.62	40
Bud Financial Limited	4.84	1, 41
Contour Pte Ltd	9.87	1, 42
Divido Financial Services Limited	7.70	1, 43
Episode Six Inc.	5.69	1, 44
Euro Secured Notes Issuer	16.67	45
LiquidityMatch LLC	n/a	0, 1, 46
London Precious Metals Clearing Limited	30.00	1, 2, 47
Monese Ltd	5.39	1, 48
Quantexa Limited	9.36	49
Services Epargne Entreprise	14.18	50
Threadneedle Software Holdings Limited	7.10	1, 51
Trade Information Network Limited	12.76	1, 52
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	n/a	0, 24
We Trade Innovation Designated Activity Company (In Liquidation)	9.88	1, 33

Footnotes
0
Where an entity is governed by voting rights, HSBC consolidates when it holds – directly or indirectly – the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power to direct relevant activities, and whether power is held as an agent or principal. HSBC's consolidation policy is described in Note 1.2(a).

1
Management has determined that these undertakings are excluded from consolidation in the group accounts as these entities do not meet the definition of subsidiaries in accordance with IFRS Accounting Standards. HSBC’s consolidation policy is described in Note 1.2(a).

2	Directly held by HSBC Bank plc
Description of shares
3	Actions
4	GmbH Anteil
5	Parts
6	Russian Limited Liability Company Shares
7	Preference Shares
Registered offices
8	c/o Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
9	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP

HSBC Bank plc	186

Notes on the Financial Statements | Company information

Registered offices
10	Arnold House, St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
11	37 Front Street, Harbourview Centre, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
12	HSBC Main Building, 1 Queen's Road Central, Hong Kong
13	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
14	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
15	c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
16	38 avenue Kléber, Paris, France, 75116
17	Immeuble Cœur Défense, 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
18	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
19	2 Paveletskaya Square Building 2, Moscow, Russia, 115054
20	90 Area 42 Paronyan Street, Yerevan, Armenia, 0015
21	116 Archbishop Street, Valletta, Malta
22	P.O. Box 1109, Strathvale House, Ground Floor, 90 North Church Street, George Town, Grand Cayman, Cayman Islands, KY1-1102
23	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
24	Hansaallee 3, Düsseldorf, Germany, 40549
25	80 Mill Street, Qormi, Malta, QRM 3101
26	P.O. Box 309, Ugland House, Grand Cayman, Cayman Islands, KY1-1104
27	Unit 401, Level 4, Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 506553, Dubai, United Arab Emirates
28	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT
29	1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland, D02 P820
30	6th Floor, HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
31	18 Boulevard de Kockelscheuer, Luxembourg, Luxembourg, 1821
32	5 rue Heienhaff, Senningerberg, Luxembourg, L-1736
33	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
34	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
35	16 Boulevard d'Avranches, Luxembourg, L-1160
36	3 Hansaallee, Düsseldorf, Nordrhein-Westfalen, Germany, 40549
37	35 Ballards Lane, London, United Kingdom, N3 1XW
38	c/o MUFG Fund Services (Bermuda) Limited, Cedar House, 4th Floor North, 41 Cedar Avenue, Hamilton, Bermuda, HM12
39	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX
40	13-15 York Buildings, London, United Kingdom, WC2N 6JU
41	167-169 Great Portland Street, 5th Floor, London, United Kingdom, W1W 5PF
42	1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore, 098632
43	Office 7, 35-37 Ludgate Hill, London, United Kingdom, EC4M 7JN
44	251 Little Falls Drive, New Castle, Wilmington, United States of America, 19808
45	3 avenue de l'Opera, Paris, France, 75001
46	100 Town Square Place, Suite 201, Jersey City, New Jersey, United States of America, 07310
47	7th Floor, 62 Threadneedle Street, London, United Kingdom, EC2R 8HP
48	Eagle House, 163 City Road, London, United Kingdom, EC1V 1NR
49	Hill House, 1 Little New Street, London, United Kingdom, EC4A 3TR
50	32 rue du Champ de Tir, Nantes, France, 44300
51	2nd Floor, Regis House, 45 King William Street, London, United Kingdom, EC4R 9AN
52	3 More London Riverside, London, United Kingdom, SE1 2AQ
53	8 Canada Square, London, United Kingdom, E14 5HQ

187	HSBC Bank plc

Company information
Contents

188	Company information and Address for Enquiries and Communications
188	Where more information about HSBC is available
188	Taxation
188	Exchange controls
188	Articles of Association
188	Differences in HSBC Bank plc/New York Stock exchange corporate governance practices
190	Reconciliations Table
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
Although HSBC Bank plc is not required to comply with this NYSE standard as a wholly-owned subsidiary of HSBC Holdings plc and as an issuer with only debt securities listed, HSBC Bank plc has established a Board committee known as the Nomination, Remuneration & Governance Committee (‘NRGC’) which covers nominating/corporate governance and remuneration matters akin to those highlighted under applicable NYSE corporate governance rules. During 2023, the NRGC was wholly comprised of independent non-executive Directors, as determined in accordance with the HSBC Group policies and the UK Code. The NRGC Terms of Reference (‘ToR’) require it to review and approve (prior to, in certain cases, final approval by the HSBC Group Remuneration Committee and/or the

HSBC Bank plc	188

Company information

Board of HSBC Bank plc) performance-based remuneration and to provide feedback to the board of HSBC Bank plc and the HSBC Group Remuneration Committee, as applicable by reference to corporate goals and objectives that are set by the board of HSBC Holdings plc.
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
Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. The Chair of the Board of HSBC Bank plc meets with the other independent non-executive Directors without the executive Directors in attendance after scheduled Board meetings and otherwise, as necessary. In accordance with the requirements of the UK Code, HSBC Bank plc discloses in this Annual Report on Form 20-F how the Board, its committees and the Directors are evaluated (on page 103) and provides information regarding Directors’ compensation under Note 5 of the notes on the financial statements (on page 146).
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

The Statement of Business Principles and Code of Conduct is available on www.hsbc.com/who-we-are/esg-and-responsible-business/our-conduct or from the HSBC Bank plc Company Secretary at 8 Canada Square, London E14 5HQ. During 2023, HSBC granted no waivers from its code of ethics.
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Although HSBC Bank plc does not need to comply with this NYSE standard as a wholly-owned subsidiary of HSBC Holdings and as an issuer with only debt securities listed, currently, more than three-quarters of HSBC Bank plc’s Directors are independent. Under the NYSE listing rules, a director cannot qualify as independent unless the board affirmatively determines that the director has no material relationship with the listed company; in addition, the NYSE listing rules prescribe a list of circumstances in which a director cannot be independent. Consistent with the expectations of the UK Code, the HSBC Bank plc Board determines whether a Director is independent in character and judgement and whether there are relationships or circumstances that are likely to affect, or could appear to affect, the Director’s judgement.
Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, HSBC Bank plc’s Chief Executive Officer is not required to provide the NYSE with this annual compliance certification. In addition, as a wholly-owned subsidiary of HSBC Holdings plc, HSBC Bank plc is exempt from complying with certain NYSE requirements, such as the requirement for HSBC Bank plc’s Chief Executive Officer to notify the NYSE in the event that any of its executive officers become aware of any of non-compliance with the NYSE corporate governance standards.
HSBC Bank plc is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE-listed US companies.

189	HSBC Bank plc

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART 1
1. Identity of Directors, Senior Management and Advisers	Not required for annual report	-
2. Offer statistics and Expected Timetable	Not required for annual report	-
3. Key information
A. [Reserved]	-	-
B. Capitalisation and Indebtedness	Not required for annual report	-
C. Reasons for the Offer and use of Proceeds	Not required for annual report	-
D. Risk Factors	Risk Review - Risk Factors	37-49
4. Information on the Company
A. History and Development of the Company	Company information: Company information and Address for Enquiries and Communications; Where more information about HSBC is available	188
	Strategic Report	1-30
	Other Information – Regulation and Supervision	25-27
	Strategic Report – ESG Overview	8-10
	Financial Summary	12-24
	Risk	29-100
	Report of the Directors: Corporate Governance Report	101-111
B. Business Overview	Strategic Report	1-30
	Other Information – Regulation and Supervision	25-27
	Financial Summary	12-24
	Note 9 on the Financial Statements – Segmental analysis	150-151
C. Organisational Structure	Strategic Report	1-30
	HSBC in Europe	5
	Note 17 to the Financial Statements – Interests in associates and joint ventures	164
	Note 18 on the Financial Statements – Investments in subsidiaries	165
	Note 38 on the Financial Statements – HSBC Bank plc’s subsidiaries, joint ventures and associates	185-187
D. Property, Plants and Equipment	Not applicable	-
4 A.Unresolved Staff Comments	Not applicable	-
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	1-30
	Financial Summary	12-24
	Other Information – Regulation and Supervision	25-27
	Risk	29-100
	Note 14 on the Financial Statements – Derivatives	160-163
B. Liquidity and Capital Resources Financial Review	Strategic Report - Financial summary – Loan maturity and interest sensitivity analysis	22
	Financial statements	114-121
	Risk - Capital and Liquidity Risk	86-90
	Risk - Insurance Manufacturing Operations Risk	96-100
	Note 1 on the Financial Statements - Basis of preparation and material accounting policies	122-134
	Note 11 on the Financial Statements – Fair values of financial instruments carried at fair value	151-158
	Note 12 on the Financial Statements – Fair values of financial instruments not carried at fair value	158-159
	Note 14 on the Financial Statements – Derivatives	160-163
	Note 15 on the Financial Statements – Financial investments	163
	Note 27 on the Financial Statements – Maturity analysis of assets, liabilities and off-balance sheet commitments	170-171
	Note 31 on the Financial Statements – Contingent liabilities, contractual commitments, guarantees and contingent assets	174-175
C. Research and Development, Patents and Licences, etc	Report of the Directors: Corporate Governance Report	110
D. Trend Information	Strategic Report	1-30
	Financial Summary	12-24
	Risk	29-100
E. Critical Accounting Estimates	Note 1 on the Financial Statements – Basis of preparation and material accounting policies	122-134
	Risk	29-100
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors: Corporate Governance Report	101-111
B. Compensation	Report of the Directors: Corporate Governance Report – Directors’ emoluments	103
	Note 5 on the Financial Statements – Employee compensation and benefits	142-147
	Note 34 on the Financial Statements – Related party transactions	178-179
C. Board Practices	Report of the Directors: Corporate Governance Report	101-111
	Report of the Directors: Corporate Governance Report – Directors’ emoluments	103
D. Employees	Report of the Directors: Corporate Governance Report	101-111
	Strategic Report	1-30
	ESG Overview – Employee matters	9
	Note 5 on the Financial Statements – Employee compensation and benefits	142-147
	Note 34 on the Financial Statements – Related party transactions	178-179

HSBC Bank plc	190

Company information

E. Share Ownership	Report of the Directors: Corporate Governance Report	101-111
	Note 30 on the Financial Statements – Called up share capital and other equity instruments	173-174
	Company information	188-189
F. Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable	—
7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Note 30 on the Financial Statements – Called up share capital and other equity instruments	173-174
	Company information	188-189
B. Related Party Transactions	Note 34 on the Financial Statements – Related party transactions	178-179
C. Interests of Experts and Counsel	Not required for annual report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	114-187
	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc	112-113
B. Significant Changes	Financial summary	12-24
	Corporate Governance Report - Events after the Balance Sheet Date	110
	Note 1 on the Financial Statements – Basis of preparation and material accounting policies	122-134
	Note 30 on the Financial Statements – Called up share capital and other equity instruments	173-174
	Note 37 on the Financial Statements – Events after the Balance Sheet date	184
9. The Offer and Listing
A. Offer and Listing Details	Not required for annual report	—
B. Plan of Dlstribution	Not required for annual report	—
C. Markets	Not required for annual report	—
D. Selling shareholders	Not required for annual report	—
E. Dilution	Not required for annual report	—
F. Expense of the issue	Not required for annual report	—
10. Additional Information
A. Share Capital	Not required for annual report	—
B. Articles of Association	Company information	188-189
C. Material Contracts	Report of the Directors: Corporate Governance Report – Directors’ emoluments	103
	Note 33 on the Financial Statements – Legal proceedings and regulatory matters	175-177
D. Exchange Controls	Company information	188-189
E. Taxation	Note 7 – Tax	147-149
	Company information	188-189
F. Dividends and Paying Agents	Not required for annual report	—
G. Statement by Experts	Not required for annual report	—
H. Documents on Display	Company information	188-189
I. Subsidiary Information	Not required for annual report	—
J. Annual Report to Security Holders	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Overview – Market risk	90-92
	Risk Review – Risk Factors	37-49
	Risk Review – Credit Risk	52-82
	Note 12 on the Financial Statements – Fair values of financial instruments not carried at fair value	158-159
	Note 14 on the Financial Statements – Derivatives	160-163
	Note 15 on the Financial Statements – Financial investments	163
	Note 27 on the Financial Statements – Maturity analysis of assets, liabilities and off-balance sheet commitments	170-171
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for annual report	—
B. Warrants and Rights	Not required for annual report	—
C. Other Securities	Not required for annual report	—
D. American Depository Shares	Not applicable	—
PART 2
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc	112-113

191	HSBC Bank plc

	Strategic Report – Other Information	25-27
16A. Audit Committee Financial Expert	Report of the Directors: Corporate Governance – Audit Committee	104-105
16B. Code of Ethics	Strategic Report – Other Information	25-27
	Company Information - Difference in HSBC Bank plc/New York Stock Exchange corporate governance practices	188-189
16C. Principal Accountant Fees and Services	Report of the Directors: Corporate Governance – Audit Committee	104-105
	Note 6 on the Financial Statements – Auditors’ remuneration	147
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable	—
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Strategic Report – Other Information	25-27
16H. Mine Safety Disclosure	Not applicable	—
16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
16J. Insider Trading Policies	Not applicable	—
16K. Cybersecurity	Risk Review - Top and emerging risks	34
	Risk Review - Risk factors	46
	Risk Review - Cybersecurity Risk	94
	Report of the Directors: Corporate Governance – Risk Committee	105 -106
Part 3
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	114-187
19. Exhibits (including Certifications)		*

HSBC Bank plc	192

Item 19. Exhibits
Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
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
8.1    Subsidiaries of HSBC Bank plc (set forth in Note 38 to the consolidated financial statements included in this Annual Report on Form 20-F).
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
15.1    Consent of PricewaterhouseCoopers LLP.
15.2    Consent of H Bader (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
15.3    Consent of HP Kieselmann (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
97    HSBC Bank plc Policy for the Recovery of Erroneously Awarded Compensation.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Bank plc
By:	/s/ Kavita Mahtani
Name:	Kavita Mahtani
Title:	Chief Financial Officer

Date: 22 February 2024