Form 20-F
period 2024-12-31
HSBC BANK PLC
filed 2025-02-20
CIK 1140465

As filed with the Securities and Exchange Commission on February 20, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

✔ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Jonathan Langan
8 Canada Square
London E14 5HQ
United Kingdom
Tel +44 7829955625
Email jonathan.langan@hsbcib.com
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

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act : None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares, nominal value £1.00 each     796,969,115
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
□
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
□
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards	as issued by the		Other	☐
		International Accounting Standards Board		☑

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
□ Yes □ No

Contents
Strategic Report
3	Key financial metrics
4	About HSBC Group
4	Purpose and strategy
6	Our Global Businesses in 2024
7	ESG Overview
8	Key Performance Indicators
10	Economic background and outlook
11	Financial summary
22	Other information
26	Risk overview
Risk
28	Our approach to risk
30	Top and emerging risks
35	Risk factors
48	Our material banking and insurance risks
Corporate Governance Report
102	Directors
104	Directors' emoluments
105	Board committees
Financial Statements
113	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc (PCAOB ID 876)
115	Financial Statements
122	Notes on the financial statements
Additional information
187	Company information

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

Cautionary Statement Regarding Forward-Looking Statements
This Annual Report on Form 20-F contains certain forward-looking statements with respect to the company’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and the company’s ability to contribute to the HSBC Group’s environmental, social and governance (‘ESG’) ambitions, targets and commitments described herein.
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
Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which the company operates, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war and the conflict in the Middle East and their impact on global economies and the markets where the company operates, which could have a material adverse effect on (among other things) the company’s financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for the company’s ECL measurements (including, without limitation, as a result of the Russia-Ukraine war and the conflict in the Middle East and inflationary pressures and commodity price changes); changes and volatility in foreign exchange rates and interest rates levels; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect the company’s ability to meet its obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments, both in Europe and in other regions such as Asia, producing social instability or legal uncertainty, such as the Russia-Ukraine war or the conflict in the Middle East (including the resurgence, continuation or escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations and diplomatic tensions between China and the US, which may extend to and involve the UK and the EU, alongside other potential areas of tension, which may adversely affect the group by creating regulatory, reputational and market risks; the efficacy of government, customer, and the company’s and the HSBC Group’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact the company both directly and indirectly through its customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using the company as a conduit for illegal activities without the company’s knowledge; the discontinuation of certain key Interest rate benchmark reform ('IBOR') and the transition of the remaining legacy Ibor contracts to near risk-free benchmark rates, which continues to expose the company to some financial and non-

HSBC Bank plc	1

Strategic Report | Key financial metrics

financial risks; and price competition in the market segments that the company serves;
–changes in government policy and regulation, including trade and tariff policies, as well as monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which the company operates and the consequences thereof (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the group operates); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to the company, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where the company operates, including increased competition from non-bank financial services companies; and
–factors specific to the company and the HSBC Group, including the company’s success in adequately identifying the risks it faces, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); the company’s ability to achieve its financial, investment, capital targets and the HSBC Group’s ESG ambitions, targets and commitments, which may result in the company’s failure to achieve any of the expected outcomes of its strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how the company manages model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require the company to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions the company bases its financial statements on; changes in the company’s ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to the company or any of its subsidiaries, which could increase the cost or decrease the availability of the company’s funding and affect its liquidity position and net interest margin; changes to the reliability and security of the company’s data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact its ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; the company’s dependence on loan payments and dividends from subsidiaries to meet its obligations; changes in the HSBC Group’s reporting framework and accounting standards, which have had and may continue to have a material impact on the way the company prepares its financial statements; the company’s ability to successfully execute planned strategic acquisitions and disposals; the company’s success in adequately integrating acquired businesses into its business; our ability to successfully execute and implement the announced strategic reorganisation of the HSBC Group; changes in the company’s ability to manage third-party, fraud, financial crime and reputational risks inherent in its operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect the company’s ability to recruit and retain senior management and an inclusive and skilled workforce; and changes in the company’s ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of its regulators, and the company’s capacity to measure the environmental and social impacts from its financing activity (including as a result of data limitations and changes in methodologies), which may affect HSBC Group’s ability to achieve its ESG ambitions, targets and commitments, and increase the risk of greenwashing. Effective risk management depends on, among other things, the company’s ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; the company’s success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties that the company identifies in ‘Risk – Risk Overview’, ‘Risk – Managing Risk’ and ‘Risk – Top and Emerging Risks’ on pages 26 to 35 of the Annual Report on Form 20-F.
This Annual Report on Form 20-F contains a number of graphics, text boxes and credentials which aim to give a high-level overview of certain elements of our disclosures and to improve accessibility for readers. These graphics, text boxes and credentials are designed to be read within the context of the Annual Report on Form 20-F as a whole.

2	HSBC Bank plc

Key financial metrics

	2024	2023	2022
For the year (£m)
Profit/(loss) before tax	2,068	2,152	(1,199)
Net operating income before change in expected credit losses and other credit impairment charges[1]	7,473	7,506	4,304
Profit/(loss) attributable to the parent company	1,253	1,703	(563)
At 31 December (£m)
Total equity attributable to the parent company	26,895	24,359	23,102
Total assets	727,330	702,970	716,646
Risk-weighted assets[2,6]	112,251	107,449	113,241
Loans and advances to customers (net of impairment allowances)	82,666	75,491	72,614
Customer accounts	242,303	222,941	215,948
Capital ratios (%)[2,6]
Common equity tier 1	19.5	17.9	16.3
Tier 1	23.0	21.5	19.7
Total capital	36.8	34.6	31.3
Leverage ratio (%)[3]	5.5	5.1	5.4
Performance, efficiency and other ratios (%)
Return on average ordinary shareholders’ equity[4,7]	4.5	7.4	(4.0)
Return on average tangible equity[7]	4.6	7.3	(3.9)
Cost efficiency ratio[5]	70.4	68.5	122.0
Ratio of customer advances to customer accounts	34.1	33.9	33.6
1    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.
2    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 'Financial Instruments'. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3    Leverage metrics exclude central bank claims in accordance with the Prudential Regulation Authority's (‘PRA‘) UK leverage framework.
4    The return on average ordinary shareholders’ equity is defined as profit attributable to shareholders of the parent company divided by the average total shareholders’ equity.
5    Cost efficiency ratio is defined as total operating expenses divided by net operating income before change in expected credit losses and other credit impairment charges.
6    From November 2023, we reverted to the onshored UK version of closely correlated currency list (CIR(EU) 2019/2091) from the previously applied EBA list (CIR(EU) 2021/249). Comparative data have been represented.
7    Definitions and calculations of alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 21.

HSBC Bank plc	3

Strategic Report | About HSBC Group | Purpose and strategy

About HSBC Group
With assets of $3.0tn and operations in 58 countries and territories at 31 December 2024, HSBC is one of the largest banking and financial services organisations in the world. Approximately 41 million customers bank with the HSBC Group and the HSBC Group employs around 211,000 full-time equivalent staff.

Purpose and strategy
HSBC's purpose and ambition
Guided by the HSBC Group's purpose of 'Opening up a world of opportunity', HSBC's ambition is to be the preferred international financial partner for its clients.

HSBC's business focus and strategic priorities
During 2024, HSBC continued to implement its strategy, aligned to its purpose, values and ambition.
In 2024, the HSBC Group served its customers through three global businesses (Wealth and Personal Banking, Commercial Banking and Global Banking and Markets) which focused on delivering growth in areas where the HSBC Group has distinctive capabilities and significant opportunities. Our 2024 operating segment results are presented on this basis.
On 22 October 2024, HSBC Holdings plc announced that the HSBC Group would simplify its organisational structure to help accelerate delivery against its strategic priorities.
Effective 1 January 2025, the HSBC Group will operate through four new businesses:
–Hong Kong
–UK
–Corporate and Institutional Banking ('CIB')
–International Wealth and Premier Banking ('IWPB')
HSBC's priorities
–Focus on our customers, delivering high satisfaction;
–Drive long-term growth by focusing on our strengths, increasing our leadership and market share in the areas where we can generate attractive returns;
–Simplify our structure and operating model. Reshape and rationalise our portfolio, to meet the needs of a fast-changing world.

HSBC's values
HSBC's values help define who we are as an organisation and are key to our long-term success.
–We value difference
–We succeed together
–We take responsibility
–We get it done

HSBC in Europe
Europe is an important part of the global economy, accounting for roughly 40% of global trade and one-quarter of global Gross Domestic Product (UNCTAD, IMF 2024). Europe is the largest trading region in the world and Asia is Europe’s biggest and fastest growing external trading partner (UNCTAD, IMF 2024).
HSBC Bank plc helps facilitate trade within Europe and between Europe and other jurisdictions where the HSBC Group has a presence. HSBC Bank plc exists to open up a world of opportunity for our customers by connecting them to international markets. We are well positioned to capitalise on this opportunity and play a pivotal role for the HSBC Group.
With assets of £727bn at 31 December 2024, HSBC Bank plc is one of Europe’s largest banking and financial services organisations. We employ around 10,700 people across our locations. HSBC Bank plc is responsible for HSBC’s European business, apart from UK retail and most UK commercial banking activity which, post ring-fencing, is managed by HSBC UK Bank plc.
HSBC Bank plc is present in 18 markets and operates as one integrated business with two main hubs in London and Paris1.
The London hub consists of the UK non-ring-fenced bank, which provides overall governance and management for the Europe region as a whole and is a global centre of excellence for wholesale banking for the HSBC Group.
HSBC Continental Europe ('HBCE') is the dedicated Intermediate Parent Undertaking (‘IPU’) for the region and comprises our Paris hub, its EU branches (Belgium, Czech Republic, Germany, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden) and subsidiaries in Malta and Luxembourg (PBLU).
HSBC Bank plc also operates a small universal bank in Bermuda, as well as branches in Israel, Switzerland, and South Africa. Other entities comprise our WPB-led operations in the Channel Islands and Isle of Man ('CIIOM'), a Western hub for International Expatriate clients, as well as HSBC Private Bank (Suisse) SA ('PBRS').
1    Full list of markets where HSBC Bank plc has a presence: Belgium, Bermuda, Channel Islands and Isle of Man, Czech Republic, France, Germany, Ireland, Italy, Israel, Luxembourg, Malta, Netherlands, Poland, South Africa, Spain, Sweden, Switzerland and the UK.

HSBC Bank plc's strategy and progress on our 2024 commitments
Our ambition in Europe is to be the leading international transaction and financing bank for corporates and institutions supporting our clients' cross-border needs, complemented by a targeted wealth business, with an efficient operating model and a robust control framework (see our global businesses on page 6).
Reshaping and focusing
We have continued to work on optimising our operating model and participation choices in support of our ambition. We have built a leaner, simpler bank with a sharper strategic focus and have redesigned our franchise around the needs of our international clients.
On 1 January 2024, HBCE completed the sale of its French retail banking operations. In accordance with the terms of the sale, HBCE retained a portfolio of home and other loans. During the fourth quarter of 2024, HBCE began to actively market this retained portfolio for sale.
In February 2024, HSBC Bank plc completed the acquisition of HSBC’s private banking entity in Switzerland, PBRS.

4	HSBC Bank plc

On 6 February 2024, following a strategic review of our operations in Armenia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) reached an agreement for the sale of HSBC Bank Armenia to Ardshinbank. The transaction completed on 29 November 2024.
On 30 May 2024, we successfully completed the sale of our Russia business with the sale of HSBC Europe BV’s wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company) to Expobank.
On 23 September 2024, HBCE reached an agreement to sell its private banking business in Germany to BNP Paribas. This sale, which remains subject to governmental approvals and works council consultation, is expected to be completed in the second half of 2025.
On 25 September 2024, we reached an agreement to transfer the business of the HSBC Bank plc branch in South Africa to FirstRand Bank Ltd. The transaction, which is subject to regulatory and governmental approvals, is expected to complete in the second half of 2025.
In September 2024, HSBC Bank Malta p.l.c. (‘HSBC Malta’) informed its Shareholders that HSBC Holdings plc had informed the Board of Directors of HSBC Malta that it will undertake a strategic review of its indirect 70.03% shareholding in HSBC Malta. The review is at an early stage and no decisions have been made.
On 20 December 2024, following a strategic review of its French Insurance business, HBCE signed a Memorandum of Understanding with Matmut Société d'Assurance Mutuelle for the planned sale of life insurance business in France. The planned sale is subject to the finalisation of information and consultation processes with the parties' respective employees’ works councils. Completion of the planned sale would be subject to obtaining relevant regulatory and competition approvals and is expected to occur in the second half of 2025.
    For further details on the planned disposal of our life insurance business in France, our retained home and other loan portfolio in France, our private banking business in Germany and our operations in South Africa please see Note 34: 'Assets held for sale and liabilities of disposal groups held for sale', for further financial information on the transaction on page 181.
Improving operational excellence
The HSBC Group is transforming its operations to enhance customer experiences through the use of using artificial intelligence ('AI') and automation to deliver faster, personalised, and more seamless services. The HSBC Group is working to ensure that we balance the opportunity AI presents to accelerate delivery of our strategy with the need to ensure appropriate controls are in place to mitigate the associated risks.
Within Global Trade Solutions (‘GTS’) Europe, we aim to help make trade easier, faster, and safer, while seeking to deliver sustainable and profitable growth. During 2024, we deployed enhancements to our digital channel HSBCnet and our Application Programming Interface (‘API’) driving automation and embedded finance solutions.
We continue to support our clients opting to use bank agnostic platforms that provide trade finance solutions. At the end of 2024,

91% of trade transactions across all channels within HSBC Europe were conducted digitally and we continue to see an increase in clients adopting digital solutions.
Our ambition in Global Payments Solutions ('GPS') is to be the world’s leading international cash management and payments provider, bringing the whole of HSBC’s network seamlessly to our clients. We are focused on modernising and future-proofing solutions as well as digitising our service. In 2024, GPS Europe continued to make improvements to HSBCnet including SEPA ('Single Euro Payments Area') track payments in France and central bank account validation (‘C-BAV’) across the region, allowing clients to more easily identify the recipient of a payment. In 2024, SEPA instant payments were introduced in Germany, Spain, Belgium and Italy.
Within Global Banking and Markets ('GBM'), we continued to invest in building capabilities in digital assets and currencies via our digital asset platform, HSBC Orion. Deloitte awarded HSBC Orion ‘Platform Enabler of the Year’ in March 2024. In November 2024, HSBC Orion was connected to the Banque de France’s DL3S platform, enabling settlement of digital bonds using wholesale central bank digital currency.
Within Markets & Securities Services ('MSS'), HSBC AI Markets delivered a range of market insights and continues to help facilitate informed execution. HSBC’s clients and staff are increasingly using HSBC AI Markets to access AI or machine learning powered solutions, including to find optimal hedging strategies. In 2024, the average daily usage of HSBC AI Markets increased 125% compared to 2023. We intend to roll out more AI capabilities in 2025 across MSS strategic platforms.
Within the Channel Islands and Isle of Man ('CIIOM'), Wealth and Personal Banking (‘WPB’) continued to drive a mobile first proposition. We built out our core capabilities including secondary product opening (including investments and term deposits), changing personal details, innovating in payments and onboarding, and improving fraud and money laundering controls. This will continue into 2025.
Private Banking remains committed to enhancing our digital offering, and client facing digital capabilities to support the delivery of excellent client service. In Switzerland, Luxembourg and CIIOM, a number of service improvements have been delivered including client access to on-demand client consolidated statements for improved experience. From an ESG and sustainability perspective, we have sought to integrate our clients’ preferences into HSBC Prism Advisory, our Institutional portfolio-based advisory service.
In the second quarter of 2024 we implemented the Dynamic Risk Assessment (‘DRA’) tool in Malta, France and Bermuda. The DRA tool is a key part of our Financial Crime control framework, enabling more precise detection of financial crime through the use of AI and machine learning. In the fourth quarter of 2024, we deployed the Global Social Network Analytics (‘GSNA’) tool in Ireland, Malta, Poland and Spain. GSNA is replacing HSBC’s former correspondent banking transaction monitoring detection system. Further DRA and GSNA deployments are scheduled for 2025.

HSBC Bank plc	5

Strategic Report | Our Global Businesses | ESG Overview

Our Global Businesses in 2024
In 2024, we served our customers through three global businesses: Global Banking and Markets; Commercial Banking; Wealth and Personal Banking, as well as the Corporate Centre (comprising: certain legacy assets, central stewardship costs, and interests in our associates and joint ventures). Our 2024 operating segment results are presented on this basis in 'Analysis of reported results by global business' on page 12.

Business segments
During 2024 our operating model had the following material segments: a GBM business which is further split into three reportable segments: MSS, GB and GBM Other (each as defined below), CMB, WPB and a Corporate Centre. These segments are supported by Digital Business Services and global functions.
Markets & Securities Services (‘MSS’)
Profit/(loss) before tax £121m (2023: £(144)m); (2022: £509)
Markets & Securities Services is a product group that serves customers of all global businesses, including retail, corporate and institutional clients, globally. We offer our clients a range of services and capabilities including trading, financing and securities services across asset classes and geographies, supported by dedicated sales and research teams.
Our European business supports the needs of our global client base, providing access to the suite of MSS products, connecting emerging and developed markets, and collaborating with other global businesses to provide clients across the HSBC Group with commoditised and bespoke solutions that seek to support their growth ambitions.
Global Banking (‘GB’)
Profit before tax £1,122m (2023: £988m); (2022: £486m)
Global Banking delivered tailored financial solutions to corporate and institutional clients worldwide opening up opportunities through the strength of our global network and capabilities. We provided a comprehensive suite of services including capital markets, advisory, lending, trade services and global payments solutions.
Our European teams took a client-centric approach bringing together relationship and product expertise to deliver financial solutions customised to suit our clients’ growth ambitions and financial objectives. We worked closely with our business partners including MSS, WPB and CMB, to provide a range of tailored products and services that seek to meet the needs of international clients across HSBC. Global Banking Europe operated as an integral part of the global business and contributes significant revenues to other regions, particularly Asia and the Middle East, through our European client base.
GBM Other
Loss before tax £(215)m (2023: £(266)m); (2022: £(517)m)
GBM Other primarily comprised Principal Investments and GBM’s share of HSBC’s Markets Treasury function. The Principal Investments portfolio selectively made commitments to funds which align with HSBC’s strategic priorities. The day-to-day management of the portfolio was undertaken by HSBC Asset Management on GBM’s behalf.
Commercial Banking (‘CMB’)
Profit before tax £743m (2023: £1,000m); (2022: £716m)
CMB connected our European customers to our global network of relationship managers and product specialists to help support their growth ambitions internationally, and we supported global multinationals with growing their European subsidiaries through our European relationship managers and product specialists. Commercial Banking contributed significant revenues to other regions through our European client base and drew benefit from the client network managed outside Europe.
Our product range facilitated tailoring solutions to help meet clients’ requirements across lending and transactional banking, supported by strong collaboration with GBM to deliver expertise in markets and investment banking products. Our Global Payments Services and Global Trade teams also provided treasury and trade finance solutions to Global Banking clients.
Wealth and Personal Banking (‘WPB’)
Profit/(loss) before tax £653m (2023: £457m); (2022: £(1,273)m)
In Europe, Wealth and Personal Banking served customers through Private Banking, Retail Banking, Wealth Management, Insurance and Asset Management. Our core retail proposition offered personal banking, mortgages, loans, credit cards, savings, investments and insurance services. WPB offered propositions such as Premier, as well as wealth solutions, financial planning and international services. In the Channel Islands and Isle of Man, we served local and international customers, the majority of whom are customers of HSBC in other markets, through our HSBC Expat proposition. Our Private Banking proposition served high net worth and ultra-high net worth clients with a relationship balance greater than $2m. Services available to Private Banking clients included investment management, Wealth Solutions and bespoke lending.
Private Banking hosted a ‘Next Generation’ programme of events to support our clients’ next generation in building and retaining the wealth within the family.

6	HSBC Bank plc

ESG Overview
Our approach to environmental, social and governance is rooted in creating long term value for our customers and the economies that we serve.

Our approach
The HSBC Group’s approach to ESG is focused on creating long term value for our customers and wider stakeholders. We focus our efforts on three areas: the transition to net zero, building inclusion and resilience and acting responsibly.
Good outcomes
We are focused on running a strong and sustainable business that puts the customer first, values good governance, and gives our stakeholders confidence in how we do what we do.
Since July 2023, FCA Consumer Duty rules and guidance have required firms to consider the needs, characteristics and objectives of their customers at every stage of the customer journey. Regular reporting is made available to HSBC Bank plc executives and the HSBC Bank plc Board to help ensure we operate in an environment in which good outcomes for customers are considered when doing business.
Conduct
In 2024, 98% of HSBC Bank plc staff completed conduct training1.
Our conduct approach helps to guide us to do the right thing and to focus on the impact we have on our customers and the financial markets in which we operate. Details on our Conduct Framework are available at www.hsbc.com/Conduct.
1    The completion rate shown relates to the ‘Conduct Matters’ training module that was launched in December 2023 and concluded in 2024, and covers permanent and non-permanent employees (where legally permissible to assign training).
Our colleagues
We aspire to open up a world of opportunity for our colleagues and build an inspiring, dynamic culture where the best talent wants to work. We value difference and continue to build an inclusive workforce representative of the communities we serve. We set and report on progress made against the HSBC Group-wide gender and ethnicity ambitions. Understanding the experience of colleagues is central to our efforts. Through the HSBC Group employee Snapshot survey, we capture our colleagues’ views on topics such as hybrid working and well-being. Developing the skills of colleagues is critical to energising our organisation. We foster a learning culture through various resources, providing colleagues with educational materials and development opportunities.

Responsible business culture
We have a responsibility to help protect our customers, our communities and the integrity of the financial system.
Employee matters
Empowering our organisation and energising our employees is critical to HSBC Bank plc's success and remains a key focus.
The annual Snapshot survey provides all HSBC employees the opportunity to share their experiences of working at the organisation. The HSBC Bank plc survey had a 73% response rate in 2024 (vs 62% in 2023), with positive trends across all the measured indices in the survey. The Employee Engagement index was 61% at the end of 2024, an increase of 7 points compared with 20231. The Inclusion Index saw a 2-point increase to 73%, 7 points above the Europe Financial Services benchmark.
We are opening up a world of opportunity for our colleagues through building an inclusive organisation that values difference, takes responsibility and seeks different perspectives. We enable our colleagues to self-identify their ethnicity data where legally permissible. At a European level, we can collect and report ethnicity data in: UK, Channel Islands, Bermuda, the Isle of Man, and South Africa.
We aspire to be an organisation that is representative of the communities which we serve. We have focused on increasing representation of under-represented groups, specifically, women and Black heritage colleagues in senior leadership roles. Our current representation of Black heritage colleagues in senior leadership roles in the UK is 2.9%, up from 2.8% in 2023. In 2024, senior leadership roles held by women remained static at 25.3% vs 2023, in part due to organisational restructures.
We continue to focus on the development of people managers who enrich the experience and the skills of our colleagues. We have developed a suite of leadership programmes aimed at our Managing Directors ('MDs') to build their strategic clarity, alignment, community, and capability. In 2024, 141 MDs across Europe registered for one or more of the leadership programmes. Additionally, we have an Accelerating into Leadership program for Global Career Band 3 ('GCB') managers, and the uGrow program for GCB4 managers.
There may be times when our colleagues need to speak up about behaviours in the workplace and in the first instance, we encourage colleagues to speak to their line manager. HSBC Confidential is a global whistleblowing channel, allowing our colleagues past and present to raise concerns confidentially and, if preferred, anonymously (subject to local laws). Our colleagues tell us (via the HSBC Bank plc Snapshot survey) that 70% feel confident using HSBC Confidential without fear of reprisals or retaliation. Additionally, the employee Snapshot index measuring colleagues’ confidence in speaking up is at 73% in 2024 and shows an increase from 2023.
In 2024, HSBC in France, Germany, Italy, Luxembourg, Poland, and Spain was recognised as a Top Employer by the Top Employers Institute, recognising excellence in Human Resources practices.
1    The Employee Engagement Index is our headline measure of how employees feel about HSBC. HSBC Bank plc's score is lower than the HSBC Group’s. However, the level of engagement is consistent with findings in Gallup's 2023 State of the Global Workplace Report, which showed significant regional variations in Employee Engagement across all sectors and industries globally, and we remain above the Europe external benchmarking scores.
Social matters
The HSBC Group aims to help provide people and communities with the skills and knowledge needed to thrive through the transition to a sustainable future.
In 2024, examples of the social programmes in HSBC Bank plc included:
–HSBC Continental Europe collaborated with Junior Achievement Europe to launch the Climate Resilience Programme, which aims to provide educational opportunities related to innovations in climate resilience for young people in France, Italy and Malta.
–In Switzerland, PBRS continued to support the activities of J’aime ma planète – Eco Schools, a non-profit organization that educates school children on the protection of the environment and the transition to sustainable lifestyles.
–In France, we continued our work with CRESUS, an NGO which supports financial and banking inclusion in France, and helped roll out their financial education programme in Malta.
–We supported disaster relief agencies in response to the humanitarian needs caused by the floods in Spain and Eastern Europe.

HSBC Bank plc	7

Strategic Report | ESG Overview | Key Performance Indicators

HSBC Bank plc’s charitable giving in 2024 was £1.8m and was further supported by our employees' contribution of volunteer hours to community activities during work hours.
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
Anti-corruption and anti-bribery
We are required to comply with all applicable anti-bribery and corruption laws in every market and jurisdiction in which we operate while focusing on the spirit of relevant laws and regulations to demonstrate our commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance.
Environmental matters
In 2020, HSBC Group set out an ambition to provide and facilitate $750bn to $1tn of sustainable finance and investment by 2030 to support our customers in their transition to net zero and a sustainable future.
Since 2020, HSBC Bank plc has provided and facilitated $172.6bn of sustainable finance and investment, as defined in the HSBC's Group's Sustainable Finance and Investment Data Dictionary 2024.
More information about the HSBC Group's assessment of climate risk can be found in the HSBC Holdings plc Annual Report on Form 20-F.

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

Financial KPIs

	2024	2023	2022
Profit/(Loss) before tax (£m)	2,068	2,152	(1,199)
Cost efficiency ratio (%)	70.4	68.5	122.0
Return on average tangible equity (%)	4.6	7.3	(3.9)
Common equity tier 1 capital ratio (%)	19.5	17.9	16.3

Profit before tax in 2024 was £2,068m, a decrease of £84m compared with 2023. This decrease was driven by the impact of one-off items relating to the disposals of our retail banking operations in France, our entities in Armenia and Russia, and the non-repeat of a prior year gain on the sale of the Private Bank Guernsey branch. These were partly offset by the favourable impact of the restructuring of our legal entities comprising the acquisitions of PBLU, PBRS (including Private Bank Guernsey branch) and HSBC Bank Bermuda Limited ('HBBM') from within the HSBC Group. In addition, profit before tax increased reflecting higher revenue and income from associates.
Revenue of £7,473m was £33m lower in 2024 compared with 2023. Revenue was lower due to the impact of entity disposals. Revenue in 2023 included the impact of a gain of £156m on the classification of our retail banking operations in France, which were sold in 2024, as held-for-sale. In addition, there were losses associated with the sale of our subsidiaries in Russia and Armenia, which were also sold in 2024.
These revenue reductions were partly offset by the impact of the restructuring of our legal entities which included the acquisition of entities from within HSBC Group. This included increased revenue following the acquisitions of PBLU, PBRS (including Private Bank Guernsey branch) and HBBM. These increases were partly offset by lower revenue as 2023 included a gain of £285m on the transfer of our Private Bank Guernsey branch to PBRS.
In addition, revenue was higher in MSS, partly offset by lower revenue in GPS.
Expected credit losses and other credit impairment charges ('ECL') were a net charge of £163m, £6m lower than 2023. In both years, ECL primarily comprised stage 3 charges.
Operating expenses were higher by £118m. This reflected higher costs from the acquisitions of PBLU, PBRS (including Private Bank Guernsey branch) and HBBM. Expenses were also higher due to Technology spend on strategic investments to support our growth initiatives and on regulatory programmes. These increases were partly offset by lower expenses following the sale of our retail banking operations in France, a lower UK Bank levy charge and a lower Single Resolution Fund (‘SRF’) levy in 2024.
Cost efficiency ratio was 70.4%, 1.9 percentage points higher compared with 2023 driven by lower revenue and higher operating expenses. Revenue decreased by 0.4% and operating expenses increased by 2%, mainly driven by the factors mentioned above.
Return on average tangible equity (‘RoTE’) is computed by adjusting profit attributable to ordinary shareholders by excluding impairment of goodwill and other intangible assets, divided by average tangible shareholders' equity excluding goodwill and intangibles for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests.
We provide RoTE as a way of assessing our performance, which is closely aligned to our capital positions.

8	HSBC Bank plc

RoTE has reduced from 7.3% in 2023 to 4.6% in 2024. This was driven by an increase in the tax charge, up by £358m in 2024.
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
The CET1 capital ratio of 19.5% in 2024 increased by 1.6% from 2023, mainly due to an increase in capital reflecting capital generation through profits and share issuances, partly offset by an increase in RWAs.

Non-financial KPIs
We monitored a range of non-financial KPIs focused on customers, people, culture and values, including customer service satisfaction, employee engagement, diversity and sustainability.
    For details on customer service and satisfaction please refer below; for the remaining non-financial KPIs, refer to the Non-financial information statement on page 9 and Corporate Governance section on pages 102 to 111.
Customer service, awards and satisfaction
In 2024 our global businesses were committed to providing an excellent customer experience and continued to strive towards improving our propositions to meet client needs.
MSS
In 2024, MSS won numerous awards including at the Euromoney Awards for Excellence, where we received the UK Best Bank for Corporates and Western Europe’s Best Bank for Transaction Services. At the Risk Awards (for FX) we received the Best Prime Broker, we received the 2024 SRP Award for Deal of the Year: HSBC Auto-callable Reload – HSBC EMEA and in Extel Survey 2024 ranking number one for Developed Europe: Multi Asset Research, UK (large cap) Overall Broker.

GB
In the Euromoney Awards for Excellence, HSBC Europe won the UK’s Best Bank and the UK’s Best Bank for Corporates. In the Euromoney Cash management survey, we were awarded Best Bank for Cash Management Product & Technology in France, Client Service in the UK and Corporate Cards in Western Europe.
CMB
CMB measured several operational metrics on customer service levels and gathered direct customer feedback to help ensure our solutions and channels remained relevant and fit for our customers’ digital needs. Our centralised booking model in Paris for our pan-European customers enabled us to regionally cover and manage customers through a consistent and streamlined level of service. This also ensured our Relationship Managers could support and cover customers using a common toolkit.
HSBC was awarded Market Leader and Best in Service for Trade Finance in four European markets, a testament to our continuous efforts to develop our solutions, technology and customer service. HSBC has also been recognised as the Western Europe’s Best bank for transaction services by Euromoney which helps demonstrate how strategies in both GPS and GTS provided HSBC’s clients with tools to operate their business more effectively.

WPB
WPB monitored customer experience through a number of satisfaction metrics known as Net Promoter Scores, which cover customer services across various channels including branches, contact centres and digital. One example is the iNPS ('Interactions Net Promoter Score') which measured interactions with our customers digitally both online and on mobile. The Channel Islands and Isle of Man business received separate scores for its domestic ‘Islands’ business and its international ‘Expat’ business. The ‘Islands’ business scored 33.5 for online, 3.5 behind plan, and 43.7 for mobile, against a target of 37. The Expat proposition scored 15.3 against a target of 15 for online. Additionally, Journey NPS (‘jNPS’) was a customer experience metric used to review customer journeys, with a score of 33 for payments, 7 points behind target, and 61 for term deposit savings, 11 points ahead of target. We recognise the importance of customer feedback and continued to enhance our insights to gain a better understanding of our clients to provide a more personalised and relevant service.

HSBC Bank plc	9

Strategic Report | Economic background and outlook | Financial Summary

Economic background and outlook
UK
Soft growth, slowly improving inflation picture
Following a return to growth in the first half of 2024, UK economic activity broadly stagnated over the second half of the year, with GDP growth of zero in the third quarter and 0.1% in the fourth quarter (Office for National Statistics, ‘ONS’). Household incomes are growing in inflation-adjusted terms and Bank of England interest rates are gradually declining, which should provide some support to the economy. However, consumer and business sentiment remain subdued. In part, this reflects uncertainties surrounding the impact of changes in fiscal policy announced in the UK government’s 2024 Budget, and also the extent to which productivity can pick up from recent low growth rates. Uncertainty about potential changes in global trade policies also affects the UK economic outlook.
That said, the inflation backdrop has become more settled over the past few months. Having peaked at 11.1% in October 2022, and having started 2024 at 4.0%, the annual rate of consumer price inflation ended 2024 at 2.5% (ONS). This easing in the headline inflation rate rather reflects gradual fall in service price inflation, which is an important gauge of domestic price pressures. However, wage numbers still indicate a degree of persistence in labour cost pressures – the annual rate of average regular pay growth remained elevated 5.6% in the three months to November 2024 (ONS).
Past falls in inflation have opened the door to gradual interest rate reductions from the Bank of England ('BoE'). Having raised Bank Rate from 0.1% to 5.25% between 2021 and 2023, the Monetary Policy Committee ('MPC') has cut rates three times since August 2024, with the rate now standing at 4.50%. In its February 2025 policy statement, the BoE's Monetary Policy Committee said it will be 'careful' in deciding by how much and when to cut Bank Rate further.

Eurozone
Mixed performance amid prospects for further rate cuts
Eurozone economic activity was subdued at the end of 2024, with GDP growth slowing from 0.4% in the third quarter, to zero in the fourth quarter (Eurostat). However, different growth trends have been observed across regions. For example, in the fourth quarter, Germany’s economy contracted by 0.2%, with notable headwinds from weak industrial output. On the other hand, Spain’s economy grew by 0.8%, reflecting a continuation of robust service sector demand and a growing workforce. Notwithstanding these differences, consumer spending could be a key common growth driver, supported by lower inflation and interest rates. However, prospects for business investment and exports are more subdued, partly reflecting uncertainty in the global trade environment.
Regarding inflation, having peaked at an all-time high of 10.6% in October 2022, the annual rate of eurozone consumer price inflation stood at an annual rate of 2.5% in January (Eurostat, 'flash' estimate). While this is a much-improved backdrop, the headline rate remains slightly above the European Central Bank’s ('ECB’s') 2% target. Additionally, past disinflation in goods prices has now ceased while annual service price inflation remains elevated, at 3.9% in January (Eurostat, 'flash' estimate).
However, even as some inflation pressures persist, material concerns surround the growth outlook with a number of business surveys – including the Purchasing Managers’ Index ('PMI') survey – pointing to little or no growth in economic activity. Against that backdrop, the ECB reduced policy rates in 2024 and early 2025, with the key deposit rate having been reduced from its 4.00% peak, to 2.75%. ECB officials have signalled an intention to reduce interest rates further while not “pre-committing” to a particular path.

10	HSBC Bank plc

Financial summary
Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards ('IFRS Accounting Standards'), as detailed in the Financial Statements starting on page 115.
In measuring our performance, we use financial measures which eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures. All alternative performance measures are described and reconciled to the closest reported financial measure when used. The global business segmental results are presented in accordance with IFRS 8 ‘Operating Segments’, as detailed in ‘Basis of preparation’ in Note 9: ‘Segmental analysis’ on page 149.

Summary consolidated income statement for the year ended
	2024	2023	2022
	£m	£m	£m
Net interest income	985	2,151	1,904
Net fee income	1,275	1,229	1,295
Net income from financial instruments measured at fair value	5,998	4,784	1,750
Gains less losses from financial investments	22	(84)	(60)
(Losses)/gains recognised on Assets held for sale[1]	(100)	296	(1,947)
Insurance finance (expense)/income	(984)	(1,184)	1,106
Insurance service result	171	124	121
Other operating income	106	190	135
Net operating income before change in expected credit losses and other credit impairment charges[2]	7,473	7,506	4,304
Change in expected credit losses and other credit impairment charges	(163)	(169)	(222)
Net operating income	7,310	7,337	4,082
Total operating expenses	(5,260)	(5,142)	(5,251)
Operating profit/(loss)	2,050	2,195	(1,169)
Share of profit/(loss) in associates and joint ventures	18	(43)	(30)
Profit/(loss) before tax	2,068	2,152	(1,199)
Tax (charge)/ credit	(785)	(427)	646
Profit/(loss) for the year	1,283	1,725	(553)
Profit/(loss) attributable to the parent company	1,253	1,703	(563)
Profit attributable to non-controlling interests	30	22	10
1In relation to the sale of our retail banking operations in France, we recognised a £1.7bn impairment loss in 3Q22 on initial classification of the business as held-for-sale. In 1Q23, we reversed the £1.7bn impairment loss as the sale became less certain. On subsequent re-classification of the business as held-for-sale in 4Q23, we recognised a £1.5bn impairment loss.
2Net operating income before change in expected credit losses and other credit impairment charges is also referred to as revenue.

Reported performance
Profit before tax of £2,068m was £84m lower than in 2023. This decrease was driven by the impact of one-off items relating to the disposals of our retail banking operations in France, our entities in Armenia and Russia, and the non-repeat of a prior year gain on the sale of the Private Bank Guernsey branch. These were partly offset by the favourable impact of the restructuring of our legal entities comprising the acquisitions of PBLU, PBRS (including Private Bank Guernsey branch) and HBBM from within HSBC Group. Excluding these, profit before tax increased, reflecting higher revenue and higher income from associates.
Revenue was £33m lower in 2024 compared with 2023. This reflected the impact of entity disposals and the restructuring of our legal entities partly offset by the acquisition of entities from within HSBC Group and business performance.
The impact of disposals reduced revenue by £458m. This included lower revenue following the sale of our retail banking operations in France, and the sale of our business in Armenia and Russia. The reduction in revenue also included the impact of a gain in 2023 of £156m in respect of the classification of our retail banking operations in France as held-for sale, in addition to losses in 2024 associated with the sale of our subsidiaries in Russia and Armenia.
The impact of the restructuring of our legal entities increased revenue by £303m. This included an increase in revenue in 2024 following the acquisitions of PBLU, PBRS (including Private Bank Guernsey branch) and HBBM. This was partly offset by lower revenue as 2023 included a gain of £285m on the transfer of the Private Bank Guernsey branch to PBRS.
In addition to these items, revenue was higher in MSS, mainly in Equities and Securities Financing. This was partly offset by lower revenue in GPS.
ECL of £163m in 2024 were £6m lower compared with 2023. In both years, ECL primarily comprised stage 3 charges.
Operating expenses of £5,260m increased by £118m compared with 2023. The increase primarily reflected higher costs from the acquisitions of PBLU, PBRS (including Private Bank Guernsey branch) and HBBM (£391m). This was partly offset by lower costs following the sale of our retail banking operations in France (down £221m).
Net interest income (‘NII’) decreased by £1,166m or 54% compared with 2023. This included lower net interest income in Corporate Centre due to increased funding costs associated with the funding of our Markets business in MSS, generating trading income. These funding costs were up £1,072m reflecting growth in net trading assets. Excluding this, NII was down by £94m. This reflected lower NII in Corporate Centre (down £171m) driven by a higher cost of funding the portfolio of retained retail loans in France, and in CMB (down £151m), mainly in GPS reflecting lower margins. NII was also lower in Global Banking (down £98m), in GPS due to lower margins reflecting the impact of new strategic hedges, product mix and repricing, partly offset by higher balances, and NII was lower in Credit & Lending ('C&L') due to muted client demand. These reductions were offset by MSS (up £358m) including in Securities Financing due

HSBC Bank plc	11

Strategic Report | Financial summary

to the impact of interest rate increases, in Commodities due to higher balances, and reflecting an increase in the allocation of NII on central funds from Corporate Centre.
Net fee income increased by £46m or 4% compared with 2023. This increase in WPB (up £76m) driven by the acquisition of PBRS was partly offset by the sale of our retail banking operations in France. There was also higher fee income in Global Banking (up £47m) mainly in Investment Banking (up £30m) reflecting increased market activity, and in GPS (up £16m) driven by continued strategic growth initiatives. In addition, net fee income in CMB increased (up £15m) mainly from the acquisition of HBBM. This was partly offset by lower net fee income in MSS (down £108m) including higher brokerage and clearing house fees reflecting business growth.
Net income from financial instruments measured at fair value increased by £1,214m or 25% compared with 2023, primarily related to trading activities in MSS (up £1,088m), for which the associated funding costs are reported in net interest income. In addition, net income from financial instruments measured at fair value was higher in CMB (up £93m), which included a gain on the sale of a preference shares in Visa. This was partly offset by a reduction in WPB (down £58m). WPB included a decrease in insurance manufacturing (down £222m), driven by lower returns on financial assets supporting insurance contracts where the policyholder is subject to part or all of the investment risks. The adverse movement resulted in a corresponding movement in liabilities to policyholders, reflecting the extent to which policyholders participate in the investment performance of the associated assets. This offsetting movement is recorded in ‘Insurance finance income/(expense)'. The decrease in WPB was partly offset by increases following the sale of our retail banking operations in France and the acquisition of PBLU, PBRS and HBBM (together £105m), and a gain on the sale of preference shares in Visa (£54m).
Gains less losses from financial investments of £22m in 2024 increased by £106m compared with a loss of £84m in 2023. The loss in 2023 was mainly driven by losses on the disposal of bonds held at fair value through other comprehensive income ('FVOCI') in Markets Treasury.
(Losses)/gains recognised on Assets held for sale of £(100)m decreased by £396m from 2023, mainly driven by the non-repeat of a gain recognised in 2023 relating to the sale of our retail banking operations in France which were sold in 2024 of £156m. The decrease also reflected the reversal in 2023 of a previously recognised loss associated with the sale of our subsidiary in Russia of £159m. Also, in 2024 we recognised a loss on the disposal of our subsidiary in Armenia of £68m.
Insurance finance (expense)/income reduced from an expense of £(1,184)m to an expense of £(984)m, a decrease of £200m. This was primarily in insurance manufacturing in WPB. This reflected the impact of lower investment returns on underlying assets and therefore on the value of liabilities to policyholders. This moves inversely with ‘net income from financial instruments measured at fair value.
Insurance service result increased by £47m or 38% due to favourable market movements.
Other operating income of £106m decreased by £84m or 44% compared with 2023. The decrease was driven by the non-repeat of items booked in 2023 comprising a gain of £285m on the transfer of our Private Bank Guernsey branch to PBRS, partly offset by a provision to reflect restrictions impacting the recoverability of assets in Russia of £186m.
In addition, 2024 included net foreign exchange translation losses of £44m mainly associated with the sales of our entities in Armenia and Russia. This was partly offset by higher intercompany recharge recoveries from other entities within the HSBC Group.
ECL of £163m in 2024 were £6m lower compared with 2023. ECL in 2024 included stage 3 charges and a net release in respect of stage 1.

Total operating expenses increased by £118m or 2%. Costs increased in 2024 due to the restructuring of our legal entities (up £391m), the introduction of a new Bank of England levy (up £16m) and the non-recurrence of a reversal of an historical value-in-use impairment of £52m in 2023. These increases were partly offset by savings associated with the sale of our retail banking operations in France (down £221m), a lower UK bank levy charge (down £33m) and a lower SRF levy (down £99m). In addition, the remaining operating expenses growth was driven by higher technology costs, reflecting ongoing strategic investments to support our growth initiatives and spend on regulatory programmes.
Share of profit/(loss) in associates and joint ventures was a profit of £18m, an increase of £61m compared with 2023, largely due to an impairment of an investment in an associate in 2023.
Tax charge was £785m in 2024, giving an effective tax rate (‘ETR’) of 38.0 % compared with a 19.8% ETR in 2023. The ETR for 2024 of 38.0% was increased by the partial derecognition of deferred tax on French tax losses incurred in prior years and the non-recognition of deferred tax on French tax losses arising in the current year (7.1%) and charges in respect of prior year (7.1%), in particular in the UK. Excluding these items, the tax rate for the year would have been 23.8%.
The effective tax rate of 19.8% in 2023 was reduced by the recognition of a deferred tax asset for prior period excess expenses in HSBC Life (UK) (3.8%) and the non-taxable gain arising on the transfer of the Guernsey branch to PBRS (3.4%) and increased by non-deductible UK and European bank levy expenses (3.6%) and charges in respect of prior periods (2.7%). Excluding these items, the tax rate for the year would have been 20.7%.

Reported performance (2023 compared with 2022)
For commentary on the group’s reported performance for the year ended December 31, 2023 compared with the year ended December 31, 2022, please see pages 13 to 14, contained in the group’s Form 20-F, as filed with the U.S. Securities and Exchange Commission ('SEC') on February 22, 2024.

Analysis of reported results by global business
Markets and Securities Services
Profit before tax was £121m compared with a loss before tax of £144m in 2023, a increase of £265m. This was driven by higher revenue.
Revenue increased by £263m or 13%, mainly in Securities Financing (up £226m) driven by organic growth including the on-boarding of new clients, coupled with financing opportunities with institutional clients. Revenue was also higher in Equities (up £151m) as 2024 reflected normalised market sentiment and strong demand for wealth products, whereas 2023 reflected weaker performance across all products due to low volumes and low volatility. This was offset by lower revenue in Global Foreign Exchange (down £60m) driven by low market volatility and market compression and lower revenue in Securities Services (down £49m) driven by a reduction in average balances, client exits and repricing impacts.
Operating expenses were broadly flat to prior year (up £3m or 0%).
Global Banking
Profit before tax was £1,122m, an increase of £134m compared with 2023, mainly reflecting ECL releases in 2024.
Revenue decreased by £11m or 1%, including the positive impact of the acquisition of the Group’s operations in Bermuda by the bank (up £43m). Excluding this, revenue was down £54m, primarily in GPS (down £71m) driven by lower margins, reflecting the impact of new

12	HSBC Bank plc

strategic hedges, product mix and repricing, partly offset by continued growth in fee income and balances. Revenue also reduced in C&L (down £55m) reflecting continued muted client demand. This was partly offset by higher revenue in Investment Banking (up £36m), driven by increased market activity supported by the recovery in global capital markets. In addition, there was an increase in the allocation of NII on central funds from Corporate Centre resulting from the benefit of structural hedges moving to higher interest rates.
ECL were a net release of £66m, £157m lower compared with a net charge in 2023. The net release in 2024 was primarily driven by a single stage 3 release, as well as a combined net release of stage 1 and stage 2 ECL.
Operating expenses were £12m or 1% higher compared with 2023, mainly driven by an increase in technology costs reflecting the impact of strategic investments, largely offset by lower legal and litigation costs (down £58m).
Global Banking and Markets Other
Loss before tax was £(215)m, an improvement of £51m compared with 2023. This was largely driven by higher revenue, partly offset by higher operating expenses.
Revenue increased by £94m, primarily from higher revenue allocated from Markets Treasury (up £75m) reflecting the non-recurrence of disposal losses on repositioning activities in 2023, as well as higher revenue from Principal Investments (up £21m) driven by higher valuation gains.
Operating expenses increased by £40m compared with 2023 reflecting the non-recurrence of a credit in 2023 relating to amortisation and impairments, and the release of a severance accrual in 2023. Expenses in 2024 included additional costs relating to strategic initiatives, higher research costs and higher technology charges. This was partly offset by a lower UK bank levy as 2023 included adjustments relating to prior years.
Commercial Banking
Profit before tax was £743m, a decrease of £257m compared with 2023. This was mainly driven by higher ECL and operating expenses.
Revenue decreased by £28m or 2% compared with 2023. Revenue increased reflecting the acquisition of the Group's operations in Bermuda (up £90m). Revenue was also higher, reflecting a gain on the sale of Visa preference shares (£39m). These increases were more than offset by lower revenue in GPS (down £158m) driven by lower margins, reflecting repricing and changes in product mix. This was partly offset by continued growth in fee income from cross-border payments and pricing actions, as well as revenue growth in other products.
ECL were £143m higher compared with 2023, mainly driven by higher stage 3 charges.
Operating expenses increased by £86m compared with 2023 driven by higher technology costs to support new capabilities and volume growth, in addition to higher costs from newly acquired entities.

Wealth and Personal Banking ('WPB')
Profit before tax was £653m in 2024 compared with a profit before tax of £457m in 2023, an increase of £196m. The increase reflected the sale of our retail banking operations in France (up £113m), and the acquisition of PBLU, PBRS (including Private Bank Guernsey branch), and HBBM (together, up £88m) from within HSBC Group.
Revenue increased by £162m. A decrease in revenue from entity disposals (down £281m), mainly reflecting the sale of our retail banking operations in France, was more than offset by higher revenue from the acquisition of entities from within HSBC Group (PBLU, PBRS, HBBM, together increasing revenue by £431m). In addition, revenue increased driven by UK Life tax fees due to positive market performance (up £38m) and a gain on the sale of Visa preference shares (£54m) partly offset by less favourable market movements in France Insurance (down £33m), a loss associated with the planned sale of our insurance business in France (£15m) and a decrease in the Channel Islands driven by margin compression (down £11m).
ECL were a net release of £7m compared with a net release of £12m in 2023.
Operating expenses reduced by £39m. This reflected the sale of our retail banking operations in France (down £376m) partly offset by the acquisition of entities from within HSBC Group (PBLU, PBRS and HBBM), together increasing costs by £342m). Expenses also increased in retail (up £21m) driven by higher technology expenses offset by lower costs in insurance (£11m).

Corporate Centre
Loss before tax of £(356)m in 2024 compared with a profit before tax of £117m in 2023. This was mainly driven by lower revenue and higher operating expenses.
Revenue decreased by £513m. This included £99m of negative revenue associated with the portfolio of retained retail loans which transferred from WPB to Corporate Centre following the completion of the sale of our retail banking operations in France. There was also a valuation loss of £62m relating to a legacy portfolio. Revenue was also lower reflecting the impact of the restructuring of our business in Europe. This included an increase in losses associated with the completed disposal of our business in Russia (up £31m from 2023), a loss on the sale of our subsidiary in Armenia (£36m) and a gain in 2023 relating to the transfer of the Private Bank Guernsey branch to PBRS of £285m. These decreases were partly offset by interest income relating to a VAT refund of £23m.
ECL were £5m higher compared with 2023, mainly driven by losses in the retained retail loan portfolio.
Operating expenses increased by £16m, largely driven by the costs incurred in the retained retail loan portfolio in 2024 following the sale of our retail banking operations in France.
Shares of profit/(loss) in associates and joint ventures was a profit of £18m, an increase of £61m compared with a loss of £43m in 2023, mainly due to an impairment of an investment in an associate.

Dividends
The consolidated reported profit for the year attributable to the shareholders of the bank was £1,253m.
In 2024, the company paid to the parent company dividends on ordinary share capital of £312m, and coupon payments on additional tier 1 instruments of £223m.
    Further information about the results is given in the consolidated income statement on page 115.

Analysis of reported results by global business (2023 compared with 2022)
For commentary on our reported results by global businesses for the year ended December 31, 2023 compared with the year ended December 31, 2022, please see pages 15 to 16, contained in the group’s Form 20-F, as filed with the SEC on February 22, 2024.

HSBC Bank plc	13

Strategic Report | Financial summary

Review of business position

Summary consolidated balance sheet at 31 December
	2024	2023
	£m	£m
Total assets	727,330	702,970
– cash and balances at central banks	119,184	110,618
– trading assets	116,042	100,696
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	9,417	19,068
– derivatives	198,172	174,116
– loans and advances to banks	14,521	14,371
– loans and advances to customers	82,666	75,491
– reverse repurchase agreements – non-trading	53,612	73,494
– financial investments	52,216	46,368
– assets held for sale	21,606	20,368
– other assets	59,894	68,380
Total liabilities	700,277	678,465
– deposits by banks	26,515	22,943
– customer accounts	242,303	222,941
– repurchase agreements – non-trading	40,384	53,416
– trading liabilities	42,633	42,276
– financial liabilities designated at fair value	37,443	32,545
– derivatives	197,082	171,474
– debt securities in issue	19,461	13,443
– insurance contract liabilities	3,424	20,595
– liabilities of disposal groups held for sale	23,110	20,684
– other liabilities	67,922	78,148
Total equity	27,053	24,505
Total shareholders’ equity	26,895	24,359
Non-controlling interests	158	146
Total assets were £24.4bn or 3.5% higher than at 31 December 2023. The group maintained a strong and liquid balance sheet with the ratio of customer advances to customer accounts remaining below 35%.
We have assessed the impact of climate risk on our balance sheet and have concluded that there is no material impact on the financial statements for the year ended 31 December 2024.
Assets
Cash and balances at central banks increased by £8.6bn or 7.7%.
Trading assets increased by £15.3bn or 15.2% due to growth in Securities Financing (in the Prime business) and Global Debt Markets ('GDM') in 2024.
Financial assets designated at fair value decreased by £9.7bn or 50.6% due to the planned sale of France life insurance business (£11.6bn).
Derivative assets increased by £24.1bn or 13.8% due to a change in market conditions, with increased volatility in the second half of 2024.
Loans and Advances to customers increased by £7.2bn or 9.5%, mainly due to the acquisition of PBRS in February 2024 from HSBC Group.
Non-trading reverse repos decreased by £19.9bn or 27.1% primarily due to changes in market conditions. These were also partly driven by a business decision to re-balance the portfolio towards the Prime business in Securities Financing.
Financial investments increased by £5.8bn or 12.6% as a result of the purchase of debt securities, treasury and other eligible bills to benefit from higher yield curves and enhance our hedging activities on net interest income. The increase was across both debt instruments held at fair value through other comprehensive income and instruments held at amortised cost.
Assets held for sale increased by £1.2bn or 6.1% reflecting the reclassification to held-for-sale of the France Life Insurance business (£19.3bn), the private banking business in Germany (£1.8bn) and the
South Africa business (£0.5bn). In 2023, the retail banking operations in France were classified as held-for-sale.
Liabilities
Customer accounts increased by £19.4bn or 8.7%, which included the acquisition of PBRS (£14.2bn), partly offset by a decrease of £(4.3)bn due to reclassifications to held-for-sale of the private banking business in Germany and the South Africa business. The remaining increase is consistent with our funding strategy to grow customer deposits and increase stable funding.
The total of trading liabilities and financial liabilities designated at fair value balances increased by £5.3bn or 7.0% due to increase in issuance of structured bonds.
Debt securities in issue increased by £6.0bn or 44.8% in line with our funding strategy.
Non-trading repos decreased by £13.0bn or 24.4% reflecting the fall in reverse repo business as a result of market activities. This decrease is less than the decrease in non-trading reverse repos reflecting the use of repos to fund business growth in MSS.
Derivative liabilities increased by £25.6bn or 14.9%. This is in line with derivative assets as the underlying risk is broadly matched.
Insurance contract liabilities decreased by £17.2bn or 83.4% primarily due to reclassification to held-for-sale of the France Life Insurance business.
Equity
Total shareholder's equity increased by £2.5bn or 10.4% from 2023, including an increase in share premium of £2.6bn to support both the acquisition of PBRS in the first quarter of 2024 and support a CET1 injection into HBCE.

14	HSBC Bank plc

Net interest margin
Net interest margin is calculated by dividing net interest income as reported in the income statement by the average balance of interest-earning assets. Average balances are based on daily averages for the principal areas of our banking activities with monthly or less frequent averages are used elsewhere.

Net interest income
	2024	2023	2022
	£m	£m	£m
Interest income	19,414	17,782	6,535
Interest expense[1]	(18,429)	(15,631)	(4,631)
Net interest income	985	2,151	1,904
Average interest-earning assets	372,966	388,644	371,971
	%	%	%
Gross interest yield[2]	5.20	4.55	1.53
Less: gross interest payable[2]	(5.16)	(4.60)	(1.23)
Net interest spread[3]	0.04	(0.05)	0.30
Net interest margin[4]	0.26	0.55	0.51
1    Interest expense includes the funding cost of Market business which is reported in 'net interest income' with an equal and offsetting income in 'net income from financial instruments held for trading or managed on a fair value basis'.
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
4    Net interest margin is net interest income expressed as an annualised percentage of AIEA.

Summary of interest income by asset type
	2024			2023			2022
	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]
	£m	£m	%	£m	£m	%	£m	£m	%
Short term funds and loans and advances to banks	118,687	4,700	3.96	139,997	4,993	3.57	144,826	1,115	0.77
Loans and advances to customers	86,152	4,532	5.26	88,161	4,076	4.62	91,882	2,177	2.37
Reverse repurchase agreements – non-trading[2]	66,444	5,840	8.79	71,974	4,691	6.52	56,144	1,099	1.96
Financial investments	55,324	2,364	4.27	41,178	1,509	3.66	37,875	633	1.67
Other interest-earning assets	46,359	1,959	4.23	47,334	2,426	5.13	41,244	686	1.66
Total interest-earning assets	372,966	19,395	5.20	388,644	17,695	4.55	371,971	5,710	1.54
1    Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.
2    The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

Summary of interest income by asset type

	2024			2023			2022
	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]	Average balance	Interest income	Yield[1]
	£m	£m	%	£m	£m	%	£m	£m	%
UK
Short term funds and loans and advances to banks	80,217	3,358	4.19	80,824	3,068	3.80	84,268	1,331	1.58
Loans and advances to customers	34,221	2,167	6.33	35,346	2,024	5.73	36,753	989	2.69
Reverse repurchase agreements – non-trading[2]	44,158	4,066	9.21	55,226	3,303	5.98	44,677	1,031	2.31
Financial investments	34,700	1,681	4.84	24,790	1,046	4.22	23,614	285	1.21
Other interest-earning assets	30,197	1,348	4.46	30,602	1,719	5.62	31,001	543	1.75
Total interest-earning assets	223,493	12,620	5.65	226,788	11,160	4.92	220,313	4,179	1.90

Non-UK
Short term funds and loans and advances to banks	72,267	2,727	3.77	91,210	3,218	3.53	92,131	535	0.58
Loans and advances to customers	51,934	2,564	4.94	52,817	2,170	4.11	55,161	1,269	2.30
Reverse repurchase agreements – non-trading[2]	27,923	2,271	8.13	22,082	1,376	6.23	15,543	91	0.59
Financial investments	26,905	1,011	3.76	21,349	670	3.14	18,010	375	2.08
Other interest-earning assets	14,033	659	4.70	19,273	748	3.88	16,007	256	1.60
Total interest-earning assets	193,062	9,232	4.78	206,731	8,182	3.96	196,852	2,526	1.28

Inter region elimination
Total interest-earning assets	(43,589)	(2,457)	5.64	(44,875)	(1,647)	3.67	(45,194)	(995)	2.20
1    Interest yield calculations include negative interest on assets recognised as interest expense in the income statement.
2    The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

HSBC Bank plc	15

Strategic Report | Financial summary

Summary of interest expense by type of liability and equity
	2024			2023			2022
	Average balance	Interest expense	Cost[1]	Average balance	Interest expense	Cost[1]	Average balance	Interest expense	Cost[1]
	£m	£m	%	£m	£m	%	£m	£m	%
Deposits by banks	25,854	1,076	4.16	23,512	911	3.87	31,930	55	0.17
Customer accounts	201,908	8,449	4.18	185,731	6,893	3.71	164,681	1,742	1.06
Repurchase agreements – non-trading[2]	48,710	4,923	10.11	45,337	3,518	7.76	31,898	680	2.13
Debt securities in issue – non-trading	37,313	1,984	5.32	30,627	1,534	5.01	29,385	589	2.00
Other interest-bearing liabilities	42,796	1,978	4.62	52,560	2,688	5.11	50,301	739	1.47
Total interest-bearing liabilities	356,581	18,410	5.16	337,767	15,544	4.60	308,195	3,805	1.23
1    Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.
2    The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

Summary of interest expense by type of equity and liability

	2024			2023			2022
	Average balance	Interest Expense	Cost[1]	Average balance	Interest Expense	Cost[1]	Average balance	Interest Expense	Cost[1]
	£m	£m	%	£m	£m	%	£m	£m	%
UK
Deposits by banks	17,022	971	5.70	15,240	962	6.31	13,738	469	3.41
Customer accounts	139,592	5,942	4.26	122,143	4,533	3.71	115,105	1,312	1.14
Repurchase agreements – non-trading[2]	38,970	3,721	9.55	39,807	2,619	6.58	28,165	735	2.61
Debt securities in issue – non-trading	27,755	1,549	5.58	21,829	1,254	5.74	21,002	483	2.30
Other interest-bearing liabilities	30,409	1,388	4.56	34,234	1,985	5.80	35,058	685	1.95
Total interest-bearing liabilities	253,748	13,571	5.35	233,253	11,353	4.87	213,068	3,684	1.73

Non-UK
Deposits by banks	37,528	1,568	4.18	38,815	1,357	3.50	50,823	361	0.71
Customer accounts	62,332	2,514	4.03	63,604	2,200	3.46	49,610	433	0.87
Repurchase agreements – non-trading[2]	15,478	1,675	10.82	10,614	925	8.71	7,713	(36)	(0.47)
Debt securities in issue – non-trading	17,216	856	4.97	15,190	560	3.69	13,764	166	1.21
Other interest-bearing liabilities	14,779	634	4.29	20,656	739	3.58	18,473	170	0.92
Total interest-bearing liabilities	147,333	7,247	4.92	148,879	5,781	3.88	140,383	1,094	0.78

Inter region elimination
Total interest-bearing liabilities	(44,500)	(2,408)	5.41	(44,365)	(1,590)	3.58	(45,256)	(973)	2.15
1    Interest payable calculations include negative interest on liabilities recognised as interest income in the income statement.
2    The average balances for repurchase and reverse repurchase agreements include net amounts where the criteria for offsetting are met, resulting in a lower net balance reported with a higher yield and cost of funds.

Net interest margin[1]
	2024	2023	2022
	%	%	%
UK	(0.44)	(0.10)	0.21
Non-UK	1.02	1.16	0.74
As at 31 Dec	0.26	0.55	0.51
1    Net Interest Margin is calculated as net interest income divided by average interest-earning assets.

Distribution of average total assets
	2024	2023	2022
	%	%	%
UK	69.4	68.0	69.8
Non-UK	39.9	41.8	40.2
Inter region elimination	(9.3)	(9.8)	(10.0)
As at 31 Dec	100.0	100.0	100.0
Total Average Assets	731,551	736,503	713,347

16	HSBC Bank plc

The following tables allocate changes in interest income and interest expense between volume and rate for 2024 compared with 2023, and for 2023 compared with 2022. We isolate rate variances and allocate any change arising from both volume and rate/volume to volume.

Interest Income
		Increase/(decrease) in 2024 compared with 2023			Increase/(decrease) in 2023 compared with 2022
	2024	Volume	Rate	2023	Volume	Rate	2022
	£m	£m	£m	£m	£m	£m	£m
Short term funds and loans and advances to banks	4,700	(761)	468	4,993	(37)	3,915	1,115
Loans and advances to customers	4,532	(93)	549	4,076	(88)	1,987	2,177
Reverse repurchase agreements – non-trading	5,840	(361)	1,510	4,691	310	3,282	1,099
Financial investments	2,364	519	336	1,509	55	821	633
Other interest-earning assets	1,959	(50)	(417)	2,426	101	1,639	686
Total Interest Income	19,395	(714)	2,414	17,695	256	11,729	5,710

UK
Short term funds and loans and advances to banks	3,358	(23)	313	3,068	(54)	1,791	1,331
Loans and advances to customers	2,167	(64)	207	2,024	(38)	1,073	989
Reverse repurchase agreements – non-trading	4,066	(662)	1,425	3,303	244	2,028	1,031
Financial investments	1,681	418	217	1,046	14	747	285
Other interest-earning assets	1,348	(23)	(348)	1,719	(7)	1,183	543
Total Interest Income	12,620	(162)	1,622	11,160	123	6,858	4,179

Non-UK
Short term funds and loans and advances to banks	2,727	(669)	178	3,218	(5)	2,688	535
Loans and advances to customers	2,564	(36)	430	2,170	(54)	955	1,269
Reverse repurchase agreements – non-trading	2,271	364	531	1,376	39	1,246	91
Financial investments	1,011	174	167	670	69	226	375
Other interest-earning assets	659	(203)	114	748	52	440	256
Total Interest Income	9,232	(541)	1,591	8,182	126	5,530	2,526

Inter region elimination
Total Interest Income	(2,457)	47	(857)	(1,647)	7	(659)	(995)

Interest Expense
		Increase/(decrease) in 2024 compared with 2023			Increase/(decrease) in 2023 compared with 2022
	2024	Volume	Rate	2023	Volume	Rate	2022
	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	1,076	91	74	911	(15)	871	55
Customer accounts	8,449	600	956	6,893	223	4,928	1,742
Repurchase agreements – non-trading	4,923	262	1,143	3,518	286	2,552	680
Debt Securities in issue – non-trading	1,984	335	115	1,534	25	920	589
Other interest-bearing liabilities	1,978	(499)	(211)	2,688	33	1,916	739
Total Interest Expense	18,410	866	2,000	15,544	365	11,374	3,805

UK
Deposits by banks	971	112	(103)	962	51	442	469
Customer accounts	5,942	647	762	4,533	80	3,141	1,312
Repurchase agreements – non-trading	3,721	(55)	1,157	2,619	304	1,580	735
Debt Securities in issue – non-trading	1,549	340	(45)	1,254	19	752	483
Other interest-bearing liabilities	1,388	(222)	(375)	1,985	(16)	1,316	685
Total Interest Expense	13,571	997	1,221	11,353	349	7,320	3,684

Non-UK
Deposits by banks	1,568	(45)	256	1,357	(85)	1,081	361
Customer accounts	2,514	(44)	358	2,200	122	1,645	433
Repurchase agreements – non-trading	1,675	424	326	925	(14)	975	(36)
Debt Securities in issue – non-trading	856	75	221	560	17	377	166
Other interest-bearing liabilities	634	(210)	105	739	20	549	170
Total Interest Expense	7,247	(60)	1,526	5,781	66	4,621	1,094

Inter region elimination
Total Interest Expense	(2,408)	(5)	(813)	(1,590)	19	(636)	(973)

HSBC Bank plc	17

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

	At
	31 Dec 2024	31 Dec 2023
	£m	£m
Maturity of 1 year or less
Loans and advances to banks	13,861	14,039
Loans and advances to customers	41,486	35,584
	55,347	49,623
Maturity after 1 year but within 5 years
Loans and advances to banks	449	245
Loans and advances to customers	28,569	27,146
	29,018	27,391
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	236	159
Variable interest rate	213	86
	449	245
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	8,229	8,711
Variable interest rate	20,340	18,435
	28,569	27,146
Maturity after 5 years but within 15 years
Loans and advances to banks	213	88
Loans and advances to customers	7,643	7,770
	7,856	7,858
Interest rate sensitivity of loans and advances to banks
Fixed interest rate	213	88
Variable interest rate	—	—
	213	88
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	4,945	5,409
Variable interest rate	2,698	2,361
	7,643	7,770
Maturity after 15 years
Loans and advances to banks	—	—
Loans and advances to customers	5,825	6,079
	5,825	6,079
Interest rate sensitivity of loans and advances to customers
Fixed interest rate	3,213	3,659
Variable interest rate	2,612	2,420
	5,825	6,079

18	HSBC Bank plc

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

Deposits by banks
	2024		2023
	Average balance	Average rate[1]	Average balance	Average rate[1]
	£m	%	£m	%
Total	25,904		23,790
– demand and other – non-interest bearing	4,819	—	5,112	—
– demand – interest bearing	14,386	4.8	13,501	4.0
– time	6,414	3.9	4,919	4.0
– other	285	4.6	258	8.0
UK	18,857		16,845
– demand and other – non-interest bearing	4,741	—	5,004	—
– demand – interest bearing	9,855	4.2	9,943	3.9
– time	4,261	4.8	1,898	4.0
– other	—	—	—	—
Non-UK	7,047		6,945
– demand and other – non-interest bearing	78	—	108	—
– demand – interest bearing	4,531	6.1	3,558	4.2
– time	2,153	2.1	3,021	3.9
– other	285	4.6	258	8.0

Customer accounts
	2024		2023
	Average balance	Average rate[1]	Average balance	Average rate[1]
	£m	%	£m	%
Total	233,144		227,043
– demand and other – non-interest bearing	38,790	—	48,074	—
– demand – interest bearing	128,613	4.2	125,569	3.8
– savings	38,371	3.3	33,607	2.9
– time	27,370	5.1	18,222	4.4
– other	—	—	1,571	4.3
UK	141,360		128,537
– demand and other – non-interest bearing	9,153	—	13,055	—
– demand – interest bearing	86,149	4.4	81,339	4.0
– savings	23,127	2.9	20,501	2.4
– time	22,931	5.0	13,642	4.6
– other	—	—	—	—
Non-UK	91,784		98,506
– demand and other – non-interest bearing	29,637	—	35,019	—
– demand – interest bearing	42,464	3.9	44,230	3.3
– savings	15,244	4.0	13,106	3.7
– time	4,439	5.5	4,580	4.1
– other	—	—	1,571	4.3
1    Average rate calculations include negative interest on liabilities recognised as interest income in the income statement.

Net Charge-offs to average loans
The following table provides the net charge-offs to average loans for loans and advances to banks and customers.
Allowances for credit losses to total loans are presented in Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at page 52.

Net charge-offs to average loans
	2024	2023
	%	%
Loans and advances to banks	0.00	0.00
Loans and advances to customers	0.29	0.27

HSBC Bank plc	19

Strategic Report | Financial summary

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
At 31 December 2024, the amount of uninsured deposit was £287bn (31 December 2023: £271bn).
Uninsured time deposits are uninsured deposits which are subject to contractual maturity requirements prior to withdrawal. Amounts are presented on a residual contractual maturity basis and exclude overnight deposits where contractual requirements are imminently satisfied.

Maturity analysis of uninsured time deposits
	3 months or less	After 3 months but within 6 months	After 6 months but within 12 months	After 12 months	Total
At 31 Dec 2024	£m	£m	£m	£m	£m
Uninsured time deposits	67,119	6,472	3,434	19,845	96,870
At 31 Dec 2023
Uninsured time deposits	54,164	3,428	2,286	17,730	77,608

Weighted average yields of investment debt securities
	Up to 1 year	1 to 5 years	5 to 10 years	Over 10 years
	Yield	Yield	Yield	Yield
	%	%	%	%
Debt securities measured at fair value through other comprehensive income
US Treasury	0.3	2.2	1.5	—
US Government agencies	—	4.9	—	3.2
UK Government	4.0	3.5	2.4	2.5
Other governments	0.6	2.3	1.4	1.6
Asset-backed securities	3.4	1.0	5.6	3.5
Corporate debt and other securities	1.3	2.6	2.7	1.9

Debt securities measured at amortised cost
US Treasury	0.1	2.0	3.9	—
US Government agencies	0.7	0.7	0.5	—
UK Government	—	0.8	3.9	—
Other governments	1.3	1.7	—	—
Asset-backed securities	—	—	—	—
Corporate debt and other securities	0.3	1.8	1.9	—

The maturity distributions of Asset Backed Securities (‘ABSs’) are presented in the above table on the basis of contractual maturity dates. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for the year ended 31 December 2024 by the book amount of debt securities at that date. The yields do not include the effect of related derivatives.

20	HSBC Bank plc

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
	31 Dec 2024	31 Dec 2023	31 Dec 2022
	£m	£m	£m
Profit/(loss)
Profit/(loss) attributable to the ordinary shareholders of the parent company[1,2]	980	1,489	(753)
Profit/(loss) attributable to the ordinary shareholders, excluding other intangible assets impairment	980	1,489	(753)
Equity
Average total shareholders’ equity	25,571	24,180	22,888
Effect of average preference shares and other equity instruments	(3,928)	(3,930)	(3,889)
Average ordinary shareholders’ equity	21,643	20,250	18,999
Other adjustments (net of tax)	(276)	33	89
Average tangible equity	21,367	20,283	19,088
	%	%	%
Ratio
Return on average ordinary shareholders’ equity	4.5	7.4	(4.0)
Return on average tangible equity	4.6	7.3	(3.9)
1    The effective tax rate for 2024 was 38% (2023: 19.8%, 2022: 53.9%) which reflects the mix of profits and losses in different jurisdictions and is increased by the £124m derecognition of prior year deferred tax on French tax losses, charges for withholding taxes and also includes £50m tax charges arising from the Pillar 2 global minimum tax rules. For further details on tax see 'Tax' on page 147.
2    Profit attributable to the ordinary shareholders of the parent company excludes coupons payable to preference shareholders on perpetual subordinated contingent convertible securities and other foreign exchange difference.

HSBC Bank plc	21

Strategic Report | Other Information

Other Information

Contents
22	Disclosure controls
22	Management’s assessment of internal controls over financial reporting
22	Regulation and supervision
24	Disclosures pursuant to Section 13(r) of the Securities Exchange Act

Disclosure controls
The group Chief Executive Officer and the group Chief Financial Officer, with the assistance of other members of management, carried out an evaluation of the effectiveness of the design and operation of HSBC Bank plc’s disclosure controls and procedures as at 31 December 2024. Based upon that evaluation, the group Chief Executive Officer and the group Chief Financial Officer concluded that the disclosure controls and procedures at 31 December 2024 were effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under the US Securities Exchange Act of 1934, as amended, is recorded, processed, summarised and reported as and when required. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s assessment of internal controls over financial reporting
Based on the assessment performed, management concluded that, for the year ended 31 December 2024, the group’s internal controls over financial reporting were effective.
Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting, and has completed an assessment of the effectiveness of the group’s internal controls over financial reporting for the year ended 31 December 2024. In making the assessment, management used the framework for internal control evaluation contained in the Financial Reporting Council’s Guidance on Risk Management, Internal Control and Related Financial and Business Reporting (September 2014), as well as the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’) in ‘Internal Control-Integrated Framework (2013)’.
There have been no changes in HSBC Bank plc’s internal control over financial reporting during the year ended 31 December 2024 that have materially affected, or are reasonably likely to materially affect, HSBC Bank plc's internal control over financial reporting.

Regulation and supervision
UK regulation and supervision
The UK’s financial services regulatory structure is comprised of three regulatory bodies: the Bank of England (‘BoE’), the Prudential Regulation Authority (‘PRA’) and the Financial Conduct Authority (‘FCA’). The Financial Policy Committee is responsible for macro-prudential supervision, focusing on systemic risks that may affect the UK’s financial stability. The BoE prudentially regulates and supervises financial services firms through the PRA, and in addition to its wider role as the UK’s central bank, the BoE is the resolution authority responsible for taking action to manage the failure of financial institutions in the UK, if necessary. The latter involves a set of responsibilities and powers that apply outside of an actual bank failure and relate to general resolution planning, including an assessment of any barriers to the resolution of banks, the exercise of powers to require the removal of impediments to resolvability and the setting of minimum requirements for own funds and eligible liabilities (‘MREL’). The PRA and the FCA are micro-prudential supervisors. HSBC Bank plc is a ‘dual-regulated’ firm, subject to prudential regulation by the PRA and to conduct regulation by the FCA.
UK banking and financial services institutions are subject to numerous laws and regulations and related regulatory rules and guidance. The primary UK statute in this context is the Financial Services and Markets Act 2000, as amended and supplemented by subsequent legislation and statutory instruments, in addition to EU financial services legislation that has been assimilated into UK law pursuant to the European Union (Withdrawal) Act 2018, as amended (‘EUWA’). EU law continues to apply to the group’s subsidiaries in the EU. In 2023, the Financial Services and Markets Act 2023 (‘FSMA 2023’) was passed creating a new set of regulatory frameworks, providing powers to HM Treasury and the UK’s financial services regulators to revoke and replace EU “assimilated” law and to establish new objectives, and accountability frameworks.
The PRA and FCA are together responsible for authorising and supervising all the HSBC Group’s operating businesses in the UK that require authorisation under the FSMA. These include deposit-taking, retail banking, consumer credit, life and general insurance, pensions, investments, mortgages, custody and share-dealing businesses, and treasury and capital markets activity. The FCA is also responsible for promoting effective competition in the interests of consumers, and an independent subsidiary of the FCA, the Payment Systems Regulator (‘PSR’), regulates payment systems in the UK. The PRA and FCA’s rules establish the minimum criteria for the authorisation of banks and other financial sector entities that carry out regulated activities. In the UK, the PRA and FCA have the right to object, on prudential grounds, to persons who hold, or intend to hold, 10% or more of the voting power or shares of a financial institution that they regulate, or of its parent undertaking. In its capacity as HSBC Group’s supervisor on a consolidated basis, the PRA receives information on the capital adequacy of, and sets requirements for, the HSBC Group as a whole. In addition, it conducts stress tests both on the group’s UK entities and more widely on the HSBC Group. Individual banking subsidiaries in the HSBC Group are directly regulated by their local banking supervisors, who set and monitor, inter-alia, their capital adequacy requirements.
The Group is subject to capital requirements as set out in Regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms of the European Parliament and of the Council of 26 June 2013, as amended or supplemented, as it forms part of domestic law in the UK by virtue of the EUWA (the ‘UK CRR’), the PRA Rulebook and the UK law implementing the Capital Requirements Directive (the ‘CRD’ and together with the UK CRR, and the relevant rules of the PRA Rulebook, the ‘Capital Requirements Legislative Package’).
The Pillar 1 regulatory capital framework has been, and continues to be, significantly enhanced. The UK implemented the first tranche of changes associated with Basel 3.1 in 2022. These include the changes in relation to counterparty risk, equity investments in funds and the leverage ratio.
In November 2022, the PRA issued a consultation on the implementation of the second tranche of reforms with a proposed implementation date of 1 January 2025. These reforms include changes to credit risk, market risk, credit valuation adjustments and operational risk RWAs and the implementation of an RWA output floor. Subsequently, in December 2023, the PRA published the first part of near-final rules on the implementation of the Basel 3.1 standards, and in September 2024 published the second part of those near-final rules, delaying the implementation date of the Basel 3.1 standards to 1 January 2026, with the implementation of the output floor subject to a four year transition period until 1 January 2030. This implementation date was further delayed in January 2025, by the PRA

22	HSBC Bank plc

in consultation with HM Treasury, to 1 January 2027, and the output floor transition period will be reduced accordingly to a three year transition period.
UK law implementing the Bank Recovery and Resolution Directive (2014/59/EU), as amended (‘BRRD’) requires the UK’s resolution authority to set a minimum requirement for own funds and eligible liabilities for banks in the UK. These include own funds and liabilities that can be written down or converted into equity in order recapitalise or restructure in line with the BoE’s statutory powers. The UK MREL framework has been designed to be broadly compatible with the term sheet published by the Financial Stability Board (the ‘FSB’) on total loss absorbing capacity (‘TLAC’) requirements for global systemically important banks (‘G-SIBs’). Additional TLAC requirements were implemented in 2019 through amendments to the CRR in line with the FSB’s TLAC standards and these also apply to the HSBC Group as a G-SIB. The resolution strategy for the HSBC Group complies with these requirements, as agreed by the BoE in consultation with our local regulators.
The PRA and FCA monitor authorised institutions through ongoing supervision and the review of routine and ad hoc reports relating to financial, prudential and conduct of business matters. They may also obtain independent reports from a Skilled Person on the adequacy of procedures and systems covering internal control and governing records and accounting. The PRA meets regularly with the HSBC Group’s senior executives to discuss adherence to its prudential requirements. In addition, both the PRA and FCA regularly discuss with relevant management fundamental matters relating to the HSBC Group’s business in the UK and internationally, including areas such as strategic and operating plans, risk control, financial crime matters, loan portfolio composition, organisational changes, succession planning and recovery and resolution arrangements.
EU regulation and supervision
EU law applies to HSBC’s EU subsidiaries.
HSBC Continental Europe (‘HBCE’), headquartered in France, is the parent company of all HSBC European subsidiaries. In accordance with provisions of the Capital Requirements Directive (‘CRD’), HBCE is an Intermediate Parent Undertaking (‘IPU’) for HSBC's EU subgroup, centralising all coordination and requests to the unique Joint Supervisory Team (‘JST‘) and the unique Internal Resolution Team (‘IRT‘), made up respectively of the European Central Bank (‘ECB‘) and the national supervisory authorities on one hand, and the Single Resolution Board (‘SRB‘) and the national resolution authorities on the other. In particular, HBCE will have to submit consolidated reports directly onto the portal of the French resolution authority (ACPR), as the host authority of HBCE.
At the end of 2024, HBCE operated 10 branches in the following jurisdictions: Belgium, Czech Republic, Germany, Ireland, Italy, Luxembourg, Netherlands, Poland, Spain and Sweden with two principal subsidiaries, HSBC Bank Malta plc (‘HBMT’) and HSBC Private Bank (Luxembourg) SA (‘PBLU’).
In the EU, the package of rules implementing the Basel 3.1 reforms were finalised in 2024. The final version of the amendments to the Capital Requirements Regulation (‘CRR3’) was published in June 2024. The CRR3 amends the rules as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor in accordance with Basel 3.1. The implementation date for the majority of the requirements remains 1 January 2025, with an output floor transitional period of five years. In October 2024, a delegated act postponing the implementation of the market risk rules by one-year until 1 January 2026 was formally adopted.
In June 2024, the EU also enacted the amendments to the Capital Requirements Directive, known as CRD6. While the CRR3 and most of the CRD6 requirements apply only to European subsidiaries of HSBC, the CRD6 Article 21c introduces a restriction on cross-border activities provided by non-EU banking entities to EU-based clients, subject to certain exemptions. EU member states have 18 months to transpose the CRD6 rules into national law, so that the effective implementation date is in January 2026. There is an additional one year transition period for provisions relating to cross-border services and third-country branches.
As part of the implementation of CRR3 and CRD6, the European Banking Authority (‘EBA’) has been mandated to draft 140 pieces of secondary legislation and guidance.
The SRB, in cooperation with the relevant national resolution authorities in Europe, published its key resolvability policy, the Expectations for Banks (‘EFB‘), in March 2020. The overarching aim of the EFB is to ensure that European banks within the SRB’s remit demonstrate that they could be resolved in an orderly way and are accountable for ensuring they are prepared for resolution.
Financial crime regulation
HSBC has an established financial crime risk management programme that is applicable across all global businesses and functions, and all countries and territories in which we operate. HSBC is committed to preventing our products and services from being exploited for criminal activity. We do this because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate, and the integrity of the financial system on which we all rely. We recognise that financial institutions are inherently exposed to financial crime risk, which cannot be mitigated in its entirety. We employ a risk-based approach to managing our exposure by focusing our resources in a manner that is proportionate to the level of financial crime risk inherent in our business strategy and operating model. We remain committed to conducting our activities in accordance with all applicable financial crime laws and regulations in the markets in which we operate, the expectations of our regulators and our own risk appetite.
HSBC’s global financial crime programme is designed to enable the bank and its staff to detect, analyse, investigate, report and mitigate the risk of HSBC facilitating or being used to facilitate financial crime, including fraud, bribery and corruption, tax evasion, sanctions and export control violations and evasion, money laundering, terrorist financing and proliferation financing.
HSBC continues to develop its anti-money laundering programme in light of emerging risks and new legislation. Technical and digital innovation in how we engage with customers and the services we provide to them continues at pace. HSBC continues to monitor developments, shape risk appetite and develop appropriate controls to manage the risks associated with the increasing use of alternate (including digitised) payment methods and technologies. HSBC continues to enhance its control framework to detect, deter and disrupt money laundering, terrorist financing and proliferation financing more effectively, increasing its use of intelligence-led technologies to monitor customers for unusual or suspicious activity. HSBC has refreshed its processes and procedures to manage the risk of the bank’s products and services being used for the purposes of tax evasion or bribery and corruption, whether by its customers, or through its staff or third party engagements, which may expose HSBC to corporate criminal liability. HSBC seeks to comply with all applicable anti-bribery and corruption laws in every market and jurisdiction in which it operates whilst focussing on the spirit of relevant laws and regulations, demonstrating HSBC’s commitment to ethical behaviours and conduct as part of our environmental, social and corporate governance. HSBC provides annual mandatory training on the prevention of money laundering, terrorist financing, proliferation financing, bribery and corruption and tax evasion to all staff and carries out regular monitoring and testing of its programmes to inform enhancements to the global financial crime policy on an ongoing basis. HSBC also maintains clear whistleblowing policies and processes, to ensure that individuals can report concerns confidentially.
HSBC continues to develop its fraud controls in conjunction with areas such as cyber risk, to protect the bank and our customers; investing in capabilities to fight financial crime through the application of new technologies such as behavioural biometrics, advanced analytics and artificial intelligence. A comprehensive programme of customer awareness and staff training is in place to maintain a strong anti-fraud awareness. HSBC continues to invest in enhancements to fraud prevention and detection tooling with leading vendors.

HSBC Bank plc	23

Strategic Report | Other Information

Enhanced metrics are tracked closely to assist with control performance monitoring and support ongoing optimisation of fraud defences.
HSBC’s sanctions programme seeks to apply a globally consistent standard to manage sanctions compliance and export control risk effectively across all HSBC legal entities in all jurisdictions in which HSBC operates. The external sanctions environment remains dynamic, and sanctions regimes are increasingly complex and less predictable as geopolitical tensions continue to rise. Russia, and less so Belarus, have continued to be targeted by various trade and financial sanctions in 2024, with greater focus on enforcing sanctions and limiting methods of sanctions evasion and sources of Russian revenue.
Our sanctions policies require HSBC Bank plc to comply with sanctions regimes of the UK, US, EU, and UN, as well as any local regulatory schemes in specific markets. HSBC Bank plc continues to be subject to scrutiny by a number of supervisory bodies throughout the region, including the Office of Financial Sanctions Implementation (‘OFSI’) and the FCA.
The UK also introduced new strict liability enforcement powers for breaches of UK trade sanctions, including forming the Office of Trade Sanctions Implementation (‘OTSI’) to enforce UK trade sanctions, as well as expanded powers to impose sanctions on financial institutions or other entities that facilitate certain transactions relating to the Russian government. HSBC continues to monitor regulatory developments and their impact on HSBC’s global financial crime policy and risk appetite.

Disclosures pursuant to Section 13(r) of the Securities Exchange Act
Section 13(r) of the Securities Exchange Act requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its affiliates have knowingly engaged in specified activities or transactions with persons or entities targeted by U.S. sanctions programmes relating to Iran, terrorism, or the proliferation of weapons of mass destruction, even if those activities are not prohibited by U.S. law and are conducted outside the U.S. by non-U.S. affiliates in compliance with local laws and regulations, and are not material to the business of the issuer or any of its affiliates.
To comply with this requirement, HSBC Holdings plc (together with its affiliates, the HSBC Group) has requested relevant information from its affiliates globally. The following activities conducted by HSBC Bank plc and our affiliates during the period covered by this
Form 20-F are disclosed in response to Section 13(r) and are not material to the business of the HSBC Group:
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
There was no measurable gross revenue in 2024 under those guarantees and counter indemnities. The HSBC Group does not allocate direct costs to fees and commissions and, therefore, has not disclosed a separate net profit measure. The HSBC Group is seeking to cancel all relevant guarantees and counter indemnities, and does not currently intend to provide any new guarantees or counter indemnities involving Iran. No guarantees were cancelled in 2024, and approximately 14 guarantees provided by HSBC Bank plc remain outstanding.

Other relationships with Iranian banks
Activity related to U.S.-sanctioned Iranian banks not covered elsewhere in this disclosure includes the following:
–The HSBC Group acts as the trustee and administrator for a pension scheme involving employees of a U.S.-sanctioned Iranian bank in Asia. Under the rules of this scheme, the HSBC Group accepts contributions from the Iranian bank each month and allocate the funds into the pension accounts of the Iranian bank’s employees. The HSBC Group runs and operates this pension scheme in accordance with applicable laws and regulations. Estimated gross revenue, which includes fees and/or commissions, generated by this pension scheme during 2024, was approximately $2,319.
For the Iranian bank-related activity discussed above, the HSBC Group does not allocate direct costs to fees and commissions and, therefore, has not disclosed a separate net profit measure.
The HSBC Group currently intends to continue to wind down the above activities, to the extent legally permissible, and not enter into any new such activity.
Activity related to U.S. Executive Order 13224
The HSBC Group had an individual customer in the Middle East that was designated under Executive Order 13224 in 2023. The customer’s accounts were restricted at the time of designation and the relationship was exited in 2024. As part of the exit process, the HSBC Group returned the customer’s funds to the customer.
The HSBC Group had an individual customer in the Middle East employed by a corporate entity that was designated under Executive Order 13224 in 2024. Shortly following the designation, the HSBC Group processed one local currency salary payment to the individual customer from the entity. The customer relationship was exited in 2024.
The HSBC Group has individual and corporate customers in the Middle East that, during 2024, made local currency cheque payments for the rental of property to a corporate entity designated under Executive Order 13224. The HSBC Group processed these cheques on behalf of its customers.
For these activities, there was no measurable gross revenue or net profit to the HSBC Group during 2024.
Activity related to U.S. Executive Order 13382
The HSBC Group had two individual customers in Asia that were designated under Executive Order 13382 in 2023. The customers’ accounts were restricted at the time of designation and the relationships were exited in 2024. As part of the exit process, the HSBC Group returned the customers’ funds to the customers.
The HSBC Group administers a pension scheme for a corporate entity in Asia in accordance with applicable laws and regulations. An individual participant in this pension scheme was designated under Executive Order 13382 in 2023. The HSBC Group has restricted the individual’s pension scheme account. During 2024, prior to the imposition of the account restriction, the HSBC Group allocated two mandatory local currency contributions into the individual’s pension scheme account.
For this activity, there was no measurable gross revenue or net profit to the HSBC Group in 2024.

24	HSBC Bank plc

Other activity
The HSBC Group has a non-Iranian insurance company customer in the Middle East that, during 2024, made local currency domestic payments for the reimbursement of medical treatment to a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed these payments from its customer to the hospital.
The HSBC Group has two customers in the Middle East that, during 2024, made local currency domestic payments for medical treatment to a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed these payments from its customers to the hospital.
The HSBC Group has one corporate customer in the Middle East that, during 2024, received local currency cheques from a hospital located outside Iran that is owned by the Government of Iran. The HSBC Group processed the cheques from the hospital to its customer.
The HSBC Group has individual and corporate customers in the Middle East that, during 2024, received local currency cheques from an insurance company located outside Iran that is owned by the Government of Iran. The HSBC Group processed these cheques from the insurance company to its customers.
HSBC Bank plc has one corporate customer in Europe that, during 2024, received local currency domestic payments from an insurance company located outside Iran that is owned by the Government of Iran for the provision of repair services. The HSBC Group processed the payments from the insurance company to its customer.
The HSBC Group has individual and corporate customers in Asia, Europe and the Middle East that, during 2024, made small local currency domestic payments to, or received such payments from, Iranian embassies or consulates. These customers are engaged in activities that require consular services provided by the embassies or consulates or provide goods and services that support the conduct of the official business of the embassies or consulates. In addition, the HSBC Group has an international organisation customer in Europe that, during 2024, received a local currency payment from an Iranian embassy relating to annual membership fees. The HSBC Group processed these payments between its customers and the Iranian embassies or consulates.
HSBC Bank plc has two corporate customers in Europe that, during 2024, received local currency payments from a bank owned by the Government of Iran in relation to management charges for property owned by the bank. The HSBC group processed these payments to its customers.
The HSBC Group has individual customers in Europe that are employed by a bank located outside Iran that is owned by the Government of Iran. During 2024, the HSBC Group processed local currency salary payments received via banks that are not owned by the Government of Iran to its customers.
For these activities, there was no measurable gross revenue or net profit to the HSBC Group during 2024.
Frozen accounts and transactions
The HSBC Group, including HSBC Bank plc, maintains several accounts that are frozen as a result of relevant sanctions programmes, and safekeeping boxes and other similar custodial relationships, for which no activity, except as licensed, authorised, or otherwise related to the maintenance of such accounts as consistent with applicable law, took place during 2024.
There was no measurable gross revenue or net profit to the HSBC Group during 2024 relating to these frozen accounts.

HSBC Bank plc	25

26	HSBC Bank plc
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
Our banking risks include credit risk, treasury risk, market risk, climate risk, resilience risk (including cybersecurity risk), regulatory compliance risk, financial crime risk and model risk. We also incur insurance risk.
In addition to these banking risks, we have identified top and emerging risks with the potential to have a material impact on our financial results, our reputation and the sustainability of our long-term business model.
The exposure to our risks and risk management of these are
explained in more detail in the Risk section on pages 28 to 101.
Our suite of top and emerging risks is subject to regular review by senior governance forums. We continue to monitor closely the identified risks and we aim to ensure management actions are in place, as required.

Risk		Description
Externally driven
Geopolitical and macroeconomic risk	~
Our operations and portfolios are subject to risks arising from political instability, civil unrest and military conflict, which could lead to disruption of our operations, physical risk to our staff and/or physical damage to our assets. We are also subject to cyclical and idiosyncratic macroeconomic risks. We are monitoring the impacts of government changes seen across a number of our key markets, including in France and in the UK. Among the key risks to the economic outlook is the prospective recalibration of economic and trade policies following elections in the US and other markets in 2024. This could prove disruptive to the global economy impacting the group’s businesses and its customers.

Credit risk	}
We remain focused on assessing and managing the impacts of the evolving geopolitical and macroeconomic environment, including the Russia Ukraine war, the potential conflict resurgence or escalation of the conflict in the Middle East and the US-
China trade relationship, with our early warning indicators helping us to identify segments that we believe may be at risk. We regularly undertake detailed reviews of our portfolios and proactively manage credit facilities to customers and sectors likely to come under stress. Particular emphasis is maintained on higher risk sectors such as Automotives, Chemicals, Commercial Real
Estate, Construction, Leveraged Finance and Retail, all of which remain subject to dedicated reviews. In addition, the portfolio is monitored through stress testing with the refinance profile of the book also regularly reviewed.

Cyber threat and unauthorised access to systems	~
There is an increased risk of service disruption or loss of data resulting from technology failures or malicious activities, by internal or external threats. We seek to continue to monitor changes to the threat landscape, including those arising from geopolitical events, and the impact this may have on third party risk management. We operate a continuous improvement programme to help protect our technology operations and to counter a fast-evolving cyber threat environment.

Evolving regulatory environment risk	}
The regulatory and compliance risk environment remains complex and is set against continued geopolitical risk and regulatory focus on ensuring good customer outcomes, orderly and transparent operation of financial markets, operational resilience, financial resilience, model risk, financial crime, and risk management practices. The group is progressing the implementation of
Basel 3.1 standards to various timescales, and the governmental and regulatory focus on improving growth is driving legislative and regulatory change. There also continues to be intense regulatory focus across our key markets on ESG matters, including on
‘green’ products and sustainable financing.

Financial crime risk	~
We are exposed to financial crime risk from our customers, staff and third-parties engaging in criminal activity. The financial crime risk environment is heightened due to increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of sanctions and export controls compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud. As a result, we will continue to face the possibility of regulatory enforcement and reputational risk.

Environmental, social and governance risk	~
We are subject to ESG risks, including in relation to climate change, nature and human rights. These risks have increased owing to the pace and volume of regulatory developments globally, signs of diverging national agendas, the increasing frequency of severe weather events which require careful monitoring, alongside stakeholders placing more emphasis on actions and investment decisions in respect of ESG matters. Failure to meet these evolving expectations may result in financial and non-financial risks, including reputational, legal and regulatory compliance risks.

Digitalisation and technological advances	~
Developments in technology and changes in regulations continue to enable new entrants to the banking industry as well as new products and services offered by competitors. This challenges us to continue to innovate with new digital capabilities and evolve our products to attract, retain and best serve our customers. Along with opportunities, new technology, including generative AI and quantum computing, can introduce risks and disruption. We seek to ensure technology developments are understood and managed with appropriate controls and oversight.

HSBC Bank plc	27

Risk		Description
Internally driven
People risk	~
Our businesses, functions and geographies are exposed to risks associated with employee retention and talent availability, changing skill requirements of our workforce, and compliance with employment laws and regulations. Attrition across the group was on a downward trend in 2024, however failure to manage these risks may impact the delivery of our strategic objectives or lead to regulatory sanctions or legal claims, and the risks are heightened during the current period of fundamental organizational change. The risk will continue to be reviewed and assessed to identify challenges and implement relevant actions.

IT systems infrastructure and operational resilience	}
We continue to monitor and improve our IT systems and network resilience, both on our premises and on the Cloud to minimise service disruption and improve customer experience. We operate a continuous improvement programme and continue to seek to reduce the complexity of our technology estate to help protect our technology operations.

Execution risk	}
Delivering change effectively is critical to achieving our strategy and enables us to meet rapidly-evolving customer and stakeholder needs. We seek to deliver complex change in line with established risk management processes, prioritising sustainable outcomes and understanding the associated risks. We focus on meeting industry and regulatory expectations and fulfilling our obligations to customers and clients.

Model risk	~
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-
financial contexts, as well as in a range of business applications. Evolving regulatory requirements are driving material changes to the way model risk is managed across the banking industry, with a particular focus on capital models. We continue strengthening the dialogue with regulators within the region to aim to ensure our deliverables meet their expectations. New technologies, including AI and generative AI, are driving a need for enhanced model risk controls.

Data risk	}
We use data to serve our customers and run our operations, often in real-time within digital experiences and processes. If our data is not accurate and timely, our ability to serve customers, operate with resilience or meet regulatory requirements could be impacted. We seek to ensure that non-public data is kept confidential, and that we comply with the regulations that govern data privacy and cross-border movement of data.

Third-party risk	}
We procure goods and services from a range of third parties. Due to the current macroeconomic and geopolitical climate, the risk of service disruption in our supply chain remains heightened. We continue to strengthen our controls, oversight and risk management policies and processes to select and manage third parties, including our third parties’ own supply chains, particularly for key activities that could affect our operational resilience.

~	Risk has heightened during 2024
}	Risk remains at the same level during 2024

28	HSBC Bank plc
Risk

Risk

Contents
28	Our approach to risk
28	Our risk appetite
29	Risk management
29	Stress testing
29	Key developments and risk profile
29	Key developments in 2024
30	Top and emerging risks
30	Externally driven
34	Internally driven
35	Risk factors
48	Our material banking and insurance risks
52	Credit risk
81	Treasury risk
90	Market risk
92	Climate risk
94	Resilience risk
95	Cybersecurity Risk
95	Regulatory compliance risk
96	Financial crime risk
97	Model risk
97	Insurance manufacturing operations risk
Our approach to risk
Our risk appetite
We recognise the importance of a strong risk culture, which refers to our shared attitudes, values and standards that shape behaviours including those related to risk awareness, risk taking and risk management. All our people are responsible for the management of risk, with the ultimate accountability residing with the Board. Our risk appetite defines the level and types of risk that we are willing to take, while informing the financial planning process and guiding strategic decision making.
Enterprise-wide application
Our risk appetite is expressed holistically through various risk management mechanisms and activities, in both quantitative and qualitative terms. The Board reviews and approves the group's risk appetite regularly to make sure it remains fit for purpose. The group's risk appetite is considered, developed and enhanced following these principles:
–alignment with our strategy, purpose, values, external risk environment, reputational and customer needs;
–compliance with applicable laws, regulations and regulatory priorities;
–forward looking insights into future risk exposure;
–sufficiency of available capital, liquidity and balance sheet leverage to absorb the risks;
–capacity and capabilities of people to manage the risk landscape;
–functionality, capacity and resilience of available systems to manage the risk landscape;
–effectiveness of the applicable control environment to mitigate risk; and
–internally and externally disclosed commitments.
Our Risk Management Framework
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continuous monitoring, promotes risk awareness and encourages a sound operational and strategic decision-making and escalation process. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities, with clear accountabilities. We actively review and enhance our risk management framework and our approach to
managing risk, through our activities with regard to: people and capabilities; governance; reporting and management information;
credit risk management models; and data.
The implementation of our business strategy remains a key focus. As we implement change initiatives, we actively manage the execution risks. We also perform periodic risk assessments, including against strategies, to help ensure retention of key personnel for our continued
safe operation.
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
Responsibility for managing both financial and non-financial risk, including regulatory compliance and financial crime related risks, lies with our people. They are required to manage the risks of the business and operational activities for which they are responsible. We maintain oversight of our risks through our various specialist risk stewards and the collective accountability held by the Chief Risk
Officer.
We have continued to strengthen the control environment and our approach to the management of risk, as set out in our risk
management framework. Our ongoing focus is on helping to ensure more effective oversight and better end-to-end identification and management of financial and non-financial risks. This is overseen by the Enterprise Risk Management function, headed by the group Head of Enterprise Risk Management.
We recognise that the primary role of risk management is to help protect our customers, business, colleagues, shareholders and the communities that we serve, while ensuring we are able to support our strategy and provide sustainable growth. This is supported through our three lines of defence model as described below.
Three lines of defence
All our people are responsible for identifying and managing risk within the scope of their roles. Roles are defined using the three lines of defence model, which takes into account our business and functional structures.

HSBC Bank plc	29
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
The three lines are summarised below:
–The first line of defence owns the risks and is responsible for identifying, recording, reporting and managing them in line with risk appetite, and helping to ensure that the right controls and assessments are in place to mitigate them.
–The second line of defence challenges the first line of defence on effective risk management, and provides advice and guidance and assurance of the first line of defence to ensure it is managing risk effectively.
–The third line of defence is our Internal Audit function, which provides independent assurance that the group’s risk management approach and processes are designed and operating effectively.
Risk appetite
We formally articulate our risk appetite through our risk appetite statement ('RAS'), which is approved by the Board on the
recommendation of the Risk Committee. Setting out our risk appetite helps ensure that we agree a suitable level of risk for our strategy. In this way, risk appetite informs our financial planning process and helps senior management to allocate capital to business activities, services and products.
The RAS consists of qualitative statements and quantitative metrics, covering financial and non-financial risks. It is fundamental to the development of business line strategies, strategic and business planning and senior management balanced scorecards. Performance against the RAS is reported to the Risk Management Meeting
('RMM') to support targeted insight and discussion on breaches of risk appetite and any associated mitigating actions. This reporting allows risks to be promptly identified and mitigated, and informs risk-
adjusted remuneration to drive a strong risk culture.

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
The macroeconomic internal stress tests, conducted throughout
2024, considered combinations of various potential impacts as identified in our top and emerging risks. These included the impact of severe banking sector instability including a significant reduction in the ability of businesses and consumers to borrow money; the impacts from a major slowdown in China's economic activity leading to a worsening economic outlook; and escalation of geopolitical tension (US-China, Middle East, Russia-Ukraine) leading to global supply side shocks, amplifying shocks to market confidence and leading to reduced global demand. Further themes that were
considered included interest rate shocks and a deep recession, supply chain disruption and operational risk.
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
Recovery and resolution plans
Recovery and resolution plans form part of the integral framework safeguarding the group's financial stability under severe stress. The recovery plan, together with stress testing, helps us identify credible recovery options that can be implemented under a range of
idiosyncratic and market-wide stress scenarios. The aim is to mitigate the potential shortfall in capital and liquidity pressures. The Group continues to develop its recovery and resolution capabilities, including in relation to the Resolvability Assessment Framework.
Climate Risk
In 2024, we have considered five bespoke scenarios that were designed to articulate our view of the range of potential outcomes for global climate change. The scenarios explore a wide range of physical and transition risks that could materialise under certain technological, behavioural and political assumptions: Below 2°C, a scenario where orderly climate action becomes more stringent over time and
warming is kept under 2°C; the Current Commitments scenario, which assumes that climate action is limited to the current
governmental commitments and pledges; the Delayed Transition scenario, which assumes that climate action is delayed until 2030; the
Downside Physical Risk scenario, which assumes muted climate action limited to current governmental policies; and a Short-Term scenario, which combines severe climate events with macro-
economic impacts.
We consider our Current Commitments scenario as the most likely scenario to transpire over the next five years. Under the Current
Commitments scenario, we expect mild levels of losses relating to transition risk. Based on this scenario the potential impact on expected credit losses is not considered material over the next five years, as the impacts of climate risk will emerge later in the following decades.

Key developments and risk profile
Key developments in 2024
In 2024, we have continued to manage risks related to
macroeconomic and geopolitical uncertainties and develop risk management capabilities through the continued enhancement of the risk management framework. We also retained our focus on risk transformation and financial crime and continued to assess the group’s operational resilience capability whilst prioritising the most significant enterprise risks. We made progress with and continue to develop capabilities to address key risks. More specifically, we sought to enhance our risk management in the following areas:
–We are advancing on our comprehensive initiative aimed at
strengthening our regulatory reporting processes and making them more sustainable. This multifaceted programme includes
enhancing data, consistency and controls.
–We remain focused on our financial reporting controls, particularly given the ongoing transformation, to support our strategic
objectives.
–We continue to maintain a focus on our technology and
cybersecurity controls to improve the resilience and security of our technology services in response to the heightened external threat environment.

30	HSBC Bank plc
Risk

–We have improved the quality of our strategic change investment processes and associated control monitoring and are seeking to transition to a more agile approach to delivery of complex
transformation portfolios and initiatives.
–We continue to enhance our model risk framework in response to changes in regulation and external factors. AI and machine learning models remain a key focus. Progress has been made in enhancing governance activity in this area with particular focus on generative
AI due to the pace of technological change and regulatory and wider interest in adoption and usage.
–We enhanced our processes, framework and controls to improve the oversight of our material third parties. We have strengthened our due diligence and monitoring capabilities, with respect to the financial stability of our third parties to better manage our supply chain and operational resilience. We will continue to assess and manage our operational resilience.
–Through our climate risk programme, we made progress on
embedding climate considerations throughout our organisation, including through risk policy updates. We also developed risk metrics to monitor and manage exposures, and further enhanced our internal climate scenario analysis. We continue to implement our climate risk programme to complete our annual materiality assessment and make changes to our policies, processes and
capabilities to better embed climate considerations throughout our organisation.
–We deployed advanced technology and analytics capabilities into new markets to improve our ability to identify suspicious activities and prevent financial crime. We will continue to evaluate
technological solutions to improve our capabilities in the detection and prevention of financial crime.
–We continued to embed our regulatory management systems
focusing on forward-looking analysis, regulatory mapping, and regulatory content for our inventory.
–We continued to enhance our frameworks, policies and
governance processes to embed regulatory requirements.

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
Externally driven
Geopolitical and macroeconomic risk
Elections and subsequent changes to government during 2024 have created uncertainty as domestic and foreign policy priorities have shifted. Of our main markets both the United Kingdom and France held elections in 2024 resulting in a change in government. The US in particular is expected to continue to bring about changes to economic and foreign policy that will have broad economic and geopolitical implications.
Key economic and financial risks are monitored closely. Both Europe and the UK saw modest economic growth in 2024. The outlook for
2025 remains uncertain as the new US administration intends to enact a significant change in economic and foreign policies that could have an uncertain impact on global growth, inflation and interest rates. In particular, the prospect of additional US tariff rates and retaliatory actions on trade has started to weigh on economic growth forecasts and has raised future inflation expectations. Consequently, markets now expect that major central banks will adopt a more cautious approach to lowering policy interest rates during the course of 2025.
The prospective impact on individual economies from the imposition of higher US tariffs will depend on the breadth and level of the increases and the dependence of the relevant countries’ exports on
US import demand. Within the group, the country and sector
implications of changing global trade policies remains an area that is closely monitored.
Markets continue to finance high public deficits, but debt
sustainability remains a risk when set against a backdrop of more uncertain global growth prospects and a higher interest rate environment. Debt levels continue to rise in major markets as demands grow on government budgets from rising social welfare costs, defence and climate transition. We are monitoring the fiscal and market implications of recent government changes, including in the UK and the US, where election pledges are ambitious relative to already stretched fiscal positions. As global yields have increased, government bond prices have become increasingly sensitive to differences in growth and inflation expectations between markets, as well as the perception of fiscal and funding risks. A loss of investor confidence could drive a rise in yields, raise funding costs for governments and lead to tax increases and expenditure cuts that are negative for growth. For HSBC, the risks of a sharp rise in funding costs in our key markets relate both to the credit and refunding risks of our customers, market pricing risks of assets held for sale, and risks to net interest margins.
The Israel-Hamas conflict may resurge. While a 42-day ceasefire was agreed in January 2025, the durability of the ceasefire remains uncertain. The regional economic impact of this conflict was relatively limited throughout 2024. The US and UK imposed additional sanctions on Iran in 2024 in response to Iran’s activities and the increase in tensions between Israel and Iran. Further sanctions may be imposed and could increase the risk within our operations.
While supply chains have largely adapted to the Russia-Ukraine war and the conflict in the Middle East, the disruption of key logistical routes, particularly through the Red Sea continues to impact global supply cost. Escalation or resurgence of, or other changes in, the
Russia-Ukraine war and the conflict in the Middle East and ongoing geopolitical instability could have implications for the group and its customers by impacting economic activity for a prolonged period which, in turn, could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings. The group actively monitors and responds to financial sanctions and trade restrictions that have been adopted in response to the conflicts.
The sanctions and trade restrictions imposed by the US, the UK, and the EU, as well as other countries, as a result of the Russia-Ukraine war, remain complex, far-reaching and evolving. The US has
expanded the reach of its secondary sanctions regime, which includes broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services directly or indirectly involving Russia’s military-industrial base, including certain third-party activities that are difficult to detect or beyond our control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational and reputational consequences for HSBC. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the
expropriation of foreign assets.
Following a strategic review in 2022, HSBC Europe BV (a wholly-
owned subsidiary of HSBC Bank plc) entered into an agreement to sell its wholly-owned subsidiary HSBC Bank Russia (RR) (Limited
Liability Company), which was completed in May 2024.
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

HSBC Bank plc	31
and the US, which may extend to and involve other countries, and developments in Hong Kong, Taiwan and the surrounding maritime region, may adversely affect the group.
To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and there is a continued risk of additional sanctions and trade restrictions or tariffs being imposed in relation to, among other things, alleged human rights abuses or advances in certain sensitive technologies. China, in turn, imposed a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies as well as certain goods such as rare earth minerals and metals, and technology and services, and these or other retaliatory measures may continue to be imposed against certain countries, businesses and individuals. Strategic competition with
China has the potential to impact HSBC Group operations and global supply chains remain vulnerable to a deterioration in the relationship between China and other countries. For example, the EU is
considering a programme restricting certain outbound investments in sensitive technology areas that may affect China. In addition, during
2024, both the US and the EU raised the rate at which they levy tariffs on a range of Chinese imports, including electric vehicles. These have been imposed on the basis of unfair competition, where the Chinese government is accused of providing unfair subsidies to industry.
Existing and additional sanctions, trade restrictions, counter-sanctions and other retaliatory measures relating to the foregoing or other geopolitical tensions may adversely affect the group, its customers and the markets in which the group operates by creating regulatory, reputational and market risks, including additional inflationary pressures, and a more complex operating environment.
Provisioning against credit loss is conducted under the IFRS 9
‘Financial Instruments’ (IFRS 9) calculations of ECL, which use forward-looking scenarios that incorporate the economic and financial risks detailed above.
Key considerations in our calculation of ECLs included inflationary pressures, interest rates and changes to economic and financial policies. In the fourth quarter of 2024, to address heightened policy uncertainty following the US election and to overcome any lags in consensus forecasts, an adjustment factor based on more recent views of expected tariffs and other policy changes was modelled and then applied to each of the economic scenarios. The effect was to lower growth expectations in our major markets, while the impact on inflation and interest rates was varied.
Following the adjustment, the Central scenario continues to be assigned the highest probability weighting across all of our major markets. Outer scenarios have incorporated more adverse tariff escalations and the escalation of key geopolitical risks.
There remains uncertainty regarding the adequacy of our models to reflect credit losses under emerging risks which are not captured under the historical loss experience of our models, or to adequately distinguish risks for specific sectors or portfolios.
The above risks could also have an impact on our customers and we continue to closely monitor the potential impacts and offer support to our customers in line with regulatory, government and wider
stakeholder expectations.
For further details of our Central and other scenarios, see ‘Measurement uncertainty and sensitivity analysis of ECL estimates’ on page 58.
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
–We apply management judgemental adjustments where modelled
ECL does not fully reflect the identified risks and related
uncertainty, or to capture significant late-breaking events.
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing, auditing and enhancements.
–We have taken steps, where necessary, to enhance physical
security in geographical areas deemed to be at high risk from terrorism and military conflicts.
Credit risk
Despite ongoing macro-economic and geopolitical challenges,
predominantly driven by the Russia-Ukraine war and the potential for resurgence of the conflict in the Middle East, our overall credit profile remains stable and resilient with no material industry concentration risk. Potential downside risks remain though which may elevate
Credit Risk within the group, including supply chain dynamics driven by changes in trade tariffs and the US-China trade relationship.
Sectors such as Manufacturing, Real Estate, Retail and Wholesale could be negatively impacted as a result.
Mitigating actions
–Reviews of key credit portfolios are undertaken regularly to seek to ensure that individual customer or portfolio risks are understood and our management of the level of facilities offered through the economic cycle is appropriate.
–We continue to monitor high risk wholesale industry sectors closely through quarterly industry risk appetite reviews and in 2024 we also undertook specific reviews of higher risk sectors such as
Automotives, Chemicals, Commercial Real Estate, Construction
and Building Materials, Leveraged Finance and Retail. Standalone
reviews for Private Capital and Insurance have also been
completed.
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
Like other organisations, we continue to operate in an increasingly complex cyber threat environment. These threats include potential unauthorised access to systems including access to customer data, whether ours or that of our third-party suppliers. These threats require ongoing investment in business and technical controls to defend against them.
Mitigating actions
–Our cyber intelligence and threat analysis team continually evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes (see page 95 – cross-reference to
Cybersecurity), and we continue to seek to strengthen our controls to help reduce the likelihood and impact of advanced malware, data leakage, exposure through third parties and security
vulnerabilities.
–We continue to seek to enhance our cybersecurity capabilities, including Cloud security, identity and access management, metrics and data analytics, and third-party security reviews and to invest in mitigating the potential threats of emerging technologies.

32	HSBC Bank plc
Risk

–We regularly report and review cyber risk and control
effectiveness at executive level across our businesses and
functions, as well as at non-executive Board level to help ensure there is appropriate visibility and governance of the risk and its mitigating actions.
–We participate globally in industry bodies and working groups working together to seek to prevent, detect and defend against cyber-attacks on financial organisations.
–We respond to attempts to compromise our cybersecurity in
accordance with our cybersecurity framework. To date, none of these attacks have had a material impact on our business or
operations.
–Our cyber intelligence and threat analysis team continually evaluate threat levels for the most prevalent cyber-attack types and their potential outcomes (see page 95), and we continue to seek to strengthen our controls to help reduce the likelihood and impact of attacks including advanced malware, data leakage,
exposure through third parties and security vulnerabilities.
Evolving regulatory environment risk
We aim to keep abreast of the emerging regulatory compliance and conduct risk agenda. Current focus areas include but are not limited to: Operational Resilience, ESG agenda developments, particularly managing the risk of ‘greenwashing’; ensuring good customer
outcomes; addressing customer vulnerabilities; enhancements to regulatory reporting controls; employee compliance including the use of e-communication channels; and developments in legal principles or conduct requirements (including in relation to the risk of such developments in one part of the financial industry being construed as applying to other parts of the financial industry, which could lead to legal or regulatory proceedings).
The competitive landscape in which the group operates may be impacted by future regulatory changes and government intervention including changes driven by governments adopting a pro-business growth agenda.
Mitigating actions
–We monitor regulatory developments to understand the evolving regulatory landscape, and seek to respond with changes in a
timely manner.
–We continue to support work that is focused on the
implementation of UK Consumer Duty requirements.
–We engage with governments and regulators, and respond to
consultations with a view to help shape regulations that can be implemented effectively.
–We hold regular meetings with relevant authorities to discuss strategic contingency plans, including those arising from
geopolitical issues.
–Our purpose-led conduct approach aligns to our purpose and
values, in particular the value ‘we take responsibility’.
Financial crime and fraud risk
Financial institutions remain under considerable regulatory scrutiny regarding their ability to detect and prevent financial crime. In 2024, these risks continued to be exacerbated by rising geopolitical tensions and ongoing macroeconomic factors. These challenges require
managing conflicting laws and approaches to legal and regulatory regimes, and implementing increasingly complex and less predictable sanctions and trade restrictions.
Amid cost of living pressures, we continue to face increasing regulatory expectations with respect to managing internal and external fraud and protecting customers. The accessibility and increasing sophistication of generative AI brings additional financial crime risks. While there is potential for the technology to support financial crime detection, there is also a risk that criminals use generative AI to perpetrate fraud, particularly scams.
The digitisation of financial services continues to have an impact on the payment's ecosystem, with an increasing number of new market entrants and payment mechanisms, not all of which are subject to the same level of regulatory scrutiny or regulations as banks.
Developments around digital assets and currencies have continued at pace, with an increasing regulatory and enforcement focus on the financial crimes linked to these types of assets.
The intersection of ESG issues and financial crime continues to pose risks related to potential ‘greenwashing’, human rights issues and environmental crime, as our organisation, customers and suppliers transition to net zero. In addition, climate change itself could heighten risks linked to vulnerable migrant populations in countries where financial crime is already more prevalent.
We also continue to face increasing challenges presented by national data privacy requirements, which may affect our ability to manage financial crime risks across markets.
Mitigating actions
–We continue to seek to manage sanctions and trade restrictions through the use of reasonably designed policies, procedures and controls, which are subject to ongoing testing, and enhancements.
–We continue to develop our fraud controls and invest in
capabilities to fight financial crime through the application of advanced analytics and AI, while monitoring technological
developments and engaging with third parties.
–We continue to assess the impact of a rapidly changing payments ecosystem, as well as risks associated with direct and indirect exposure to digital assets and currencies, in an effort to maintain appropriate financial crime controls.
–We regularly review our existing policies and control framework so that developments relating to ESG are considered and the related financial crime risks are mitigated to the extent possible.
–We engage with regulators, policymakers and relevant
international bodies, seeking to address data privacy challenges through international standards, guidance and legislation.
Environmental, social and governance ('ESG')
risk
We are subject to financial and non-financial risks associated with
ESG-related matters. We are subject to financial and non-financial risks associated with ESG-related matters, such as climate change, nature-related and human rights issues. These can impact us both directly and indirectly through our business activities and
relationships.
–We may face credit losses if climate-related regulatory, legislative or technological developments impact customers’ business
models or if extreme weather events disrupt or interrupt
customers’ operations, resulting in financial difficulty for customers and/or stranded assets, and impacting their ability to repay their debts. Our customers may find that their business models fail to align to a net zero economy or face disruption to their operations or deterioration to their assets as a result of extreme weather.
–Trading losses may arise if climate change results in changes to macroeconomic and financial variables that negatively impact our trading book exposures.
–We may also be exposed to liquidity impacts in the form of deposit outflows due to changes in customer behaviours driven by
impacts to profitability/wealth, or from reputational concerns relating to the progress we make towards the HSBC Group’s
climate-related ambitions and targets.
–We may face impacts to our real estate portfolios due to changes to the climate, the increase in the frequency and severity of extreme weather events and the chronic shifts in weather
patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments and lead to
reduced availability or increased cost of insurance, including insurance that protects property pledged as collateral of HSBC mortgages, including collateral of the group’s mortgages.
–Operational risk may arise if extreme weather events impact critical operations and premises.

HSBC Bank plc	33
–We may face regulatory compliance risk resulting from the
increasing pace, breadth and depth of climate-related regulatory expectations, including on the management of climate risk, and variations in climate-related reporting standards, requiring implementation in short timeframes across multiple jurisdictions.
–Conduct risk may arise in association with the increasing demand for "green" or "sustainable" products where there are differing and developing standards or taxonomies.
–We may face reputational risks arising from how we decide to support our customers in high-emitting sectors in their transition to net zero, the preferences of different stakeholders in relation to our approach to the transition to net zero, and if we make
insufficient progress in achieving the HSBC Group's climate-
related ambitions and targets.
–We may also be exposed to model risk, as the uncertain and
evolving impacts of climate change as well as data and
methodology limitations present challenges to creating reliable and accurate model outputs.
–Reputational, regulatory compliance and legal risks may increase as we make progress towards the HSBC Group’s ESG-related
ambitions and targets, with stakeholders likely to place greater focus on our actions, such as the development of ESG-related policies, our disclosures and financing and investment decisions relating to the HSBC Group’s ESG-related ambitions and targets.
We may face additional risks if we fail to:
–make sufficient progress towards the HSBC Group’s ESG-related ambitions and targets;
–set adequate plans to execute those plans or adapt those plans to changes in the external environment;
–manage the risks associated both with meeting and not meeting the HSBC Group's ESG-related ambitions and targets; and
–meet evolving regulatory expectations and requirements on the management of ESG risks.
We may face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
We may face climate and broader ESG-related litigation and regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and broader ESG-related risks, or indirectly, if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of their assets.
Requirements, policy objectives, expectations, views or market and public perceptions and preferences in connection with the transition to a net zero economy and ESG-related matters may vary by
jurisdiction and stakeholder, particularly in light of the differing perspectives of stakeholders in different markets, including the UK, the US, the EU and other markets regarding climate impacts and the nature of the appropriate responses to climate change. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. For example, our reputation and client relationships may be damaged as a result of our decision to participate, or not to participate, in certain projects perceived to be associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our
activities in response to considerations relating to climate change, including the transition to net zero. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation across the countries in which we operate, including initiatives to apply and enforce policy and regulation with
extraterritorial effect.
We may face financial reporting risk in relation to our climate and ESG disclosures, as data remains of limited quality and consistency, exposing us to the risk of using incomplete and inaccurate data and models which could result in sub-optimal decision-making.
Methodologies, data, scenarios and industry standards that we have used may evolve over time in line with market practice, regulation or developments in science, where applicable. Any such developments in methodologies and scenarios, and changes in the availability, accuracy and verifiability of data over time and our ability to collect and process such data, exposes us to financial reporting risk in relation to our climate and ESG disclosures and could result in revisions to our internal measurement frameworks as well as
reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year on year. We may also have to re-evaluate our progress towards the
HSBC Group’s ESG-related ambitions and targets in the future.
We may also be exposed to nature-related risks beyond climate change. These risks arise when the provision of ecosystem services, such as water availability, air quality and soil quality, is compromised, primarily by the five key drivers of nature loss: changes in land/
freshwater/sea-use; climate change; pollution of air, water and soil;
over-exploitation of natural resources; and invasive alien species. They can manifest themselves in a variety of ways for the group, HSBC and their respective customers, including through macroeconomic, market, credit, reputational, regulatory compliance and legal risks.
Regulation and disclosure requirements in relation to human rights are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of adverse human rights impacts arising from their business activities and relationships. Failure to manage this risk may negatively impact people and communities, which in turn may result in reputational, regulatory compliance and legal risks for the group and HSBC.
Mitigating actions
–A dedicated Environmental Risk Steering Meeting provides
oversight of environmental risk and the risk of greenwashing for the HSBC Group.
–A dedicated Europe Environmental Risk Forum provides oversight of environmental risk and the risk of greenwashing for HSBC Bank plc.
–Our climate risk programme continues to follow the HSBC Group’s programme to support the development of our climate risk
management capabilities across four key pillars: governance and risk appetite, risk management, stress testing and scenario
analysis, and disclosures.
–We continue to enhance our approach to managing and mitigating the risk of greenwashing.
–We implement the HSBC Group’s sustainability risk policies which form part of the HSBC Group’s broader risk management
framework and are important mechanisms for managing risks,
including delivering the HSBC Group’s net zero ambition. HSBC
Group’s sustainability risk policies focus on mitigating reputational, credit, legal and other risks related to our customers’
environmental and social impacts.
–We are developing our understanding of nature-related impacts, risks and opportunities in line with European regulatory
expectations, initially focusing on HSBC Continental Europe.
–In 2024, the HSBC Group focused on its approach to human rights risk management relating to the services the HSBC Group
provides to business customers and the goods and services the
HSBC Group purchases from third parties.
–The scope of the HSBC Group’s financial reporting risk framework includes oversight of the accuracy and completeness of climate and ESG disclosures. Our risk appetite statement aligns to the
HSBC Group risk appetite statement and references our climate and ESG disclosures. Our internal controls incorporate
requirements for addressing the risk of misstatement in climate and ESG disclosures. To support this, the HSBC Group have
developed a framework to guide control implementation over
climate and ESG disclosures, which includes areas such as
process and data governance, and risk assessment.

34	HSBC Bank plc
Risk

–We continue to engage with our customers, investors and
regulators proactively on the management of climate and ESG
risks. The HSBC Group also engage with initiatives, including the
Climate Financial Risk Forum, Task Force on Climate-related
Financial Disclosures and CDP (formerly the Carbon Disclosure
Project) to help drive best practice for climate risk management.
For further details of our approach to climate risk management, see ‘Climate risk’ on page 92.
Digitalisation and technological advances risk
Developments in technology and changes to regulations are enabling new entrants to the industry, particularly with respect to payments.
This challenges us to continue innovating to address evolving customer requirements, drive efficiency and adapt our products to attract and retain customers. As a result, we may need to increase investment in our business to adapt or develop products and services to respond to our customers’ evolving needs. We also aim to ensure that new digital capabilities do not weaken our resilience or wider risk management capabilities.
New technologies such as generative AI, large language models, blockchain, and quantum computing offer both business opportunities and potential risks for HSBC. As with the use of all technologies, we aim to maximise their potential while seeking to ensure a control environment is in place to help manage the inherent risks.
Mitigating actions
–We continue to monitor this emerging risk and advances in
technology, as well as changes in customer behaviours, to
understand how these may impact our business.
–We assess new technologies to help develop appropriate controls and maintain resilience.
–We closely monitor and assess financial crime risk and the impact on payment transparency and wider payment infrastructure.
–We continue to make improvements to our related policies and to our control framework in order to enhance the end-to-end
management of risks from new technology innovations.
Internally driven
People risk
While the overall trend in employee turnover has been improving, certain markets in the European region are still facing higher turnover rates and labour market complexities. We remain exposed to people risks including challenges to retain, develop and attract leaders and high-performing employees in key labour markets, the changing skills requirements of our workforce and compliance with employment laws and regulations. Failure to manage these risks may have an impact on the delivery of our strategic objectives. It could also result in poor customer outcomes or a breach of employment laws and regulations, which may lead to regulatory sanctions or legal claims.
Mitigating actions
–We seek to promote an inclusive workforce and provide health and wellbeing support. We continue to build our speak-up culture through active campaigns.
–We monitor hiring activities and levels of employee attrition, with each business and function putting in place plans to help ensure they have effective workforce forecasting to meet business
demands.
–We monitor people risks that could arise due to organisational restructuring, seeking to ensure that we manage redundancies sensitively and support impacted employees. We encourage our people leaders to focus on talent retention at all levels, with an empathetic mindset and approach, while ensuring the whole
proposition of working at HSBC is well understood.
–Our Future Skills curriculum aims to provide skills that enable employees and the group to be successful in the future.
–We develop succession plans for key management roles, with
oversight from the group's Executive Committee.
IT systems infrastructure and operational
resilience
We operate in an extensive and complex technology landscape. We need to remain resilient in order to support customers and the markets where we operate. Risks arise where technology is not understood, maintained, or developed appropriately. We remain committed to investing in the reliability and resilience of our IT systems and critical services, including the simplification of our technology estate to reduce complexity and costs. The group does so in order to help protect its customers, affiliates and counterparties, and to help ensure they do not receive disruption to services that could result in reputational, legal and regulatory consequences.
Mitigating actions
–We continue to invest in transforming how software solutions are developed, delivered and maintained to improve system resilience.
–We continue to upgrade many of our IT systems, simplify our service provision and replace older IT infrastructure and
applications.
–We manage implementation risks arising from the simplification of our technology estate continuously through oversight of these risks at all levels of the programme and reporting up to our Risk
Committee.
Execution risk
In order to deliver our strategic objectives and meet mandatory regulatory requirements, it is important for the group to maintain a strong focus on change execution risk. Change execution risk remains elevated driven by the current scale, complexity and pace of the group's strategic and regulatory change initiatives. This requires robust management of significant resource and time sensitive programmes that are expected to be executed in 2025. The
embedding of structural changes throughout the HSBC Group, arising as part of the reorganisation of its businesses announced in October
2024, is expected to enable the HSBC Group's strategy to be
executed more efficiently but may elevate the level of change execution risk across HSBC, including in respect of the group, in the near to medium term.
Mitigating actions
–Change execution risk is part of our risk taxonomy and control library so that it is defined, assessed, managed, reported and overseen in the same way as our other material risks.
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
Model risk
Model risk arises whenever business decision making includes reliance on models. We use models in both financial and non-financial contexts, as well as in a range of business applications such as customer selection, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting.
Assessing model performance is a continuous undertaking including both regular monitoring of the model’s performance and more
fundamental reviews of the model construct and data.
We continued to prioritise the redevelopment of internal ratings-based
(‘IRB’), internal model approach (‘IMA’) and internal model methods
(‘IMM’) models, as part of the IRB repair, Basel 3.1 and Fundamental
Review of the Trading Book programmes with a key focus on
enhancing the quality of data used as model inputs. A new suite of
IRB models for local corporates used in France has been approved by the European Central Bank (‘ECB’) and it is pending approval from the
Prudential Regulation Authority (‘PRA’). A comprehensive
development and application plan of key regulatory capital models has been submitted to both regulators and has been designed to help ensure that HSBC meets both the PRA and ECB increased
expectations on model risk management.

HSBC Bank plc	35
Model risk remains a key area of focus given the regulatory scrutiny in this area, with local regulatory exams taking place across the group and the PRA’s supervisory statement 1/23 (SS1/23) coming into effect. This provided detailed principles-based guidance on how model risk should be managed, and material developments in policy and model risk controls are progressing in line with the commitments made with the regulator. Further developments in policy are also expected from other regulators.
Mitigating actions
–We are investing in the redevelopment of our IRB models used in our wholesale businesses to enhance our modelling capability and help ensure we fully meet regulatory expectations for the adoption of Basel 3.1 requirements.
–We updated our Model Risk Management (‘MRM’) framework to
meet the requirements of the PRA’s SS1/23, with a programme of work is in progress to implement these changes across our model landscape.
–We completed a review of model tiering, assessing the materiality and complexity of all models live in the group and assigning a new tier which will drive the level of oversight required at model level.
–We introduced a new framework to govern and manage the risks associated with Deterministic Quantitative Methods. These are complex and material calculators, which although not technically models, still present similar risks.
–Model Risk Governance committees at the group, business and functional levels continue to provide oversight of model risk.
–Model Risk Management works closely with businesses to help develop IRB/IMM/IMA/IFRS9/stress testing models to meet risk management, pricing, capital management, and credit risk
measurement needs.
–Additional assurance work is performed by the model risk
governance teams, which act as second lines of defence. The
teams test whether controls implemented by model users comply with model risk policy and if model risk procedures are adequate.
–Models using AI or generative AI techniques are reviewed by the relevant risk teams and monitored by the businesses to help
ensure that identified risks have adequate oversight and review. A framework to manage the range of risks that are generated by these advanced techniques, and to recognise the multidisciplinary nature of these risks, has been developed.
Data risk
We use multiple systems and growing quantities of data to support our customers. Risk arises if data is incorrect, unavailable, misused, or unprotected. We need to meet external regulatory obligations and laws that cover data, such as the Basel Committee on Banking
Supervision’s 239 guidelines and the General Data Protection
Regulation (‘GDPR’).
Mitigating actions
–Through our data management framework, we monitor the quality, availability and security of data that supports our customers and internal processes. We work towards resolving any identified data issues in a timely manner.
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
Third Party risk
We use third parties to provide a range of goods and services. It is critical that we seek to have appropriate risk management policies, processes and practices over the selection, governance and oversight of third parties and their supply chain, particularly for key activities that could affect our operational resilience.
Any deficiency in the management of risks associated with our third parties could affect our ability to support our customers and meet regulatory expectations.
Mitigating actions
–We continuously seek to improve our control framework for the use of third-party providers to help ensure risks associated with these arrangements are understood and managed effectively by our businesses and functions across the group.
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
Macroeconomic and geopolitical risk
Economic and market conditions and geopolitical
developments may adversely affect the group’s financial
condition and results
The group’s earnings are affected by global and local economic, financial and geopolitical changes. Uncertain economic conditions and volatile markets can create a challenging operating environment for our business operations.
The group has past experience of financial and operational loss sustained as a consequence of the economic cycle, financial crises and wars. Our group’s earnings, operations and operating model have been and could be affected in future by the following factors:
–The economic cycle: Deteriorating business, consumer or investor confidence and lower levels of investment and productivity
growth, may lead to economic recession and lower customer and client activity. Rapid changes to the economic environment can also create challenging operating conditions for financial
institutions such as HSBC and may affect the group’s earnings and profits. A key source of uncertainty for 2025 and beyond comes from the expected shift in economic and financial policies in the
US. Potential changes in US tariff policy and other countries’
responses are likely to have significant consequences for the global growth outlook and global trade, and may result in higher inflation and affect interest rate expectations.
–Inflation and monetary policy: The combined pressure of tariffs, inflation and higher interest rates can have material impacts on the group’s customers as these factors would erode real purchasing power and increase debt service costs. Higher interest rates may affect the credit rating of the group’s customers and their ability to repay debt. This could negatively impact the group’s risk-weighted assets (’RWAs’) and capital position, resulting in increases in expected credit losses and other impairment charges (’ECL’) and potential liquidity stresses due to, amongst other factors,
increased customer drawdowns. There could be further adverse impacts on the group's income if higher rates were to result in lower lending volumes and weaker wealth and insurance revenue.
Across most of the group’s markets, high headline inflation
continued to subside throughout 2024 and major central banks, including the European Central Bank and the Bank of England,

36	HSBC Bank plc
Risk

enacted monetary easing in the second half of 2024. However, uncertainty over the trajectory of US economic and trade policies, specifically around additional trade barriers and/or tariffs and immigration has shifted the balance of risks around inflation and the future interest rate trajectory and may affect future global growth.
–Financial stability: Changing economic conditions and shifting policy create a more uncertain and volatile environment for asset markets. Accommodative financial conditions in the aftermath of the Covid-19 pandemic may have increased vulnerabilities given the rise in asset price valuations and the increase in debt levels.
Changes to asset prices can adversely affect the group by
increasing the financial vulnerability of customers and decreasing the value of collateral and other claims.
–Fiscal policy and high levels of government debt: Through the
Covid-19 pandemic period, government debt levels across both developed and emerging markets increased sharply, and in many cases left growth and employment dependent on continued deficit spending. Against the backdrop of higher global interest rates, high public debt issuance and a strong US dollar, borrowing costs for certain countries could increase further. This could adversely impact the fiscal capacity and debt sustainability of highly-indebted sovereign issuers. Where the group has exposure to such
sovereigns or related parties, it could incur losses. At the same time, external sovereign ratings downgrades and/or a disorderly increase in long-term government funding costs, could increase the cost of funding for the group and/or limit access to market funding, resulting in an adverse impact on interest margins and liquidity.
–Geopolitical risks: Geopolitical risks remain high. The disruption of key supply routes, particularly through the Red Sea continues to impact global supply cost. Escalation, resurgence or other changes in the Russia-Ukraine war and the conflict in the Middle East could impact economic activity in the regions, or globally, for a prolonged period which, in turn, could have a material adverse effect on the group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (For further details see ‘The group is subject to political, social and other risks in the countries in which it operates’).
Adverse changes to the current economic, financial and geopolitical situation including in relation to any of the factors listed above, could result in:
–Idiosyncratic losses: The group’s impairment estimates attempt to capture the effects of economic, financial and geopolitical risks in the aggregate, but credit losses on specific exposures, with idiosyncratic features that make them particularly susceptible to the risks described above, may not be fully captured in the group’s impairment estimates;
–Sector-wide impairment: Changing economic conditions, policies and funding costs may give rise to a deterioration in specific industries and sectors. In addition, certain sectors in various countries where the group operates may be targeted by material increases in trade tariffs, with industry wide implications;
–Reduced credit demand: The demand for borrowing from
creditworthy customers may diminish during periods of recession or where economic activity slows or remains subdued;
–A tightening of financial market conditions: The group’s ability to borrow from other financial institutions or to engage in funding transactions may be adversely affected by market disruption; and
–Goodwill and intangibles: A changing economic and geopolitical outlook may change the recoverable value of assets and
necessitate a write down in the value of intangible balance sheet items such as goodwill.
Provisioning against credit loss is conducted under the IFRS 9
‘Financial Instruments’ (IFRS 9) calculations of ECL, which use forward looking scenarios that incorporate the economic and financial risks detailed above. In the fourth quarter of 2024, to address heightened policy uncertainty following the US election and to overcome any lags in consensus forecasts, an adjustment factor based on more recent views of expected tariffs and other policy changes was modelled and then applied to each of the economic scenarios. The effect was to lower growth expectations in our major markets, while the impact on inflation and interest rates was varied.
HSBC’s Central scenario, which has the highest probability weighting, assumes that GDP growth in many of our key markets will be slower in 2025 relative to 2024. The slowdown is assumed to follow from the increase in global tariff rates, which impede trade flows, weaken consumption and deter investment. The scenario also assumes that central banks are expected to slow the pace of interest rate reductions in 2025 as a result as inflation converges towards central bank targets.
However, forecasts remain uncertain, and changing economic
conditions and the materialisation of key risks could reduce the accuracy of our Central scenario. Forecasts in recent years have been sensitive to changing economic and financial policy, changing supply chain conditions, monetary policy expectations and the inflation outlook. There remains uncertainty regarding the adequacy of our models to reflect credit losses under emerging risks which are not captured under the historical loss experience of our models, or to adequately distinguish risks for specific sectors or portfolios. Our financial model outputs (including retail and wholesale credit models such as IFRS loss models) continue to be monitored and
management judgemental adjustments are used where modelled ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events. Nevertheless, our model outputs may fail to accurately capture the effects of complex economic, financial and geopolitical risks. See ’The group could incur losses or be required to hold additional capital as a result of model limitations or failure‘.
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
–political and/or social instability;
–geopolitical tensions;
–epidemics and pandemics (such as the Covid-19 pandemic);
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
–While globalisation appears to remain deeply embedded in the international system, it is increasingly challenged by protectionism, including trade tariffs, which could contribute to weaker global trade, potentially affecting the group’s business. The group’s footprint may make us and our customers susceptible to
protectionist measures taken by national governments and
authorities, including imposition of trade tariffs, restrictions on market access, restrictions on the ability to transact on a cross-
border basis, expropriation, restrictions on international ownership, interest rate caps, limits on dividend flows and increases in taxation. There may be uncertainty as to the conflicting nature of such measures, their duration, the potential for escalation, and their potential impact on global economies;

HSBC Bank plc	37
–Uncertainty about the scope, duration and potential for escalation or resurgence of the conflict in the Middle East presents global economic and political implications. (For further details, see
’Economic and market conditions and geopolitical developments may adversely affect the group’s financial conditions and results’);
–The US and UK imposed additional sanctions on Iran in 2024 in response to Iran's activities and the increase in tensions between
Israel and Iran. Further sanctions may be imposed and could
increase the risk within our operations;
–The Russia-Ukraine war along with related financial sanctions, trade restrictions and Russian countermeasures, has had global economic and political implications;
–The sanctions and trade restrictions imposed by the US, the UK, and the EU, as well as other countries, as a result of the Russia-
Ukraine war, remain complex, far reaching and evolving. The US has expanded the reach of its secondary sanctions regime, which includes broad discretion to impose severe sanctions on non-US banks that are knowingly or even unknowingly engaged in certain transactions or services directly or indirectly involving Russia’s military-industrial base, including certain third-party activities that are difficult to detect or beyond HSBC’s control. The imposition of such sanctions against any non-US HSBC entity could result in significant adverse commercial, operational, and reputational consequences for HSBC. In response to such sanctions and trade restrictions, as well as asset flight, Russia has implemented certain countermeasures, including the expropriation of foreign assets;
–Being part of the wider HSBC Group, the group may be adversely affected by increased geopolitical tensions across the different jurisdictions in which the HSBC Group operates;
–To date, the US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies, and there is a continued risk of additional sanctions and trade restrictions or tariffs being imposed in relation to, among other things, alleged human rights abuses or advances in certain sensitive technologies. China, in turn, imposed a number of its own sanctions and trade restrictions that target, or provide authority to target, foreign individuals or companies as well as certain goods such as rare earth minerals and metals, and
technology and services, and these or other retaliatory measures may continue to be imposed against certain countries, businesses and individuals. Strategic competition with China has the potential to impact HSBC Group operations and global supply chains remain vulnerable to a deterioration in the relationship between China and other countries. For example, the EU is considering a programme restricting certain outbound investments in sensitive technology areas that may affect China. In addition, during 2024, both the US and the EU raised the rate at which they levy tariffs on a range of
Chinese imports, including electric vehicles. These have been imposed on the basis of unfair competition, where the Chinese government is accused of providing unfair subsidies to industry;
–Diplomatic tensions between China and the US, which may extend to and involve other countries, and developments in Hong Kong,
Taiwan and the surrounding maritime region, may adversely affect the group and the HSBC Group;
–Existing and additional sanctions, trade restrictions, counter-
sanctions and other retaliatory measures relating to the foregoing or other geopolitical tensions may adversely affect the group, its customers and the markets in which the Group operates by
creating regulatory, reputational and market risks including additional inflationary pressures, and a more complex operating environment; .
–Developing alternative payment mechanisms, along with increased use of domestic currencies for trade, have been persistent topics of discussion within the BRICS group (Brazil, Russia, India, China,
South Africa, Iran, Egypt, Ethiopia, and the UAE). Development of
new payments infrastructure and use of alternative currencies may present operational and other challenges, if, for example, certain governments mandate the use of payment channels that do not
integrate with our payment architecture and financial crime
controls.
Global tensions over trade, technology and ideology are manifesting themselves in divergent regulatory standards and compliance
regimes, creating a more complex operating environment for the group and its customers and presenting long-term strategic
challenges for multinational businesses more generally. As the geopolitical landscape evolves, compliance by multinational
corporations with their legal or regulatory obligations in one jurisdiction may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, reputational and political risks for the group.
While it is the group's policy to comply with all applicable laws and regulations of all jurisdictions in which it operates, geopolitical tensions, and potential ambiguities in the group’s compliance obligations, will continue to present challenges and risks for the group and could have a material adverse impact on the group‘s strategy, business, customers, operations, financial results and reputation.
The group is subject to financial and non-financial risks
associated with Environmental, Social and Governance (‘ESG’)
related matters, such as climate change, nature-related and
human rights issues
ESG-related matters such as climate change, society’s impact on nature and human rights issues bring risks to our business, our customers and wider society. If we fail to meet evolving regulatory expectations or requirements relating to these matters, this could have regulatory compliance and reputational impacts.
Climate change could have both financial and non-financial impacts on
HSBC either directly or indirectly through our business activities and relationships. Our climate risk approach identifies physical risk and transition risk as primary drivers of climate risk. In addition, we have also identified net zero alignment risk and the risk of greenwashing as thematic risk issues related to climate risk.
Physical risk may arise from the increased frequency and severity of extreme weather events, such as hurricanes and floods or chronic gradual shifts in weather patterns or rises in sea level.
Transition risk may arise from the process of moving to a net zero economy including changes in government policy and legislation, technology, market demand and reputational implications triggered by a change in stakeholder expectations in relation to HSBC Bank plc’s or the HSBC Group’s action or inaction.
Net zero alignment risk may arise from the risk of HSBC Bank plc or the HSBC Group failing to meet the HSBC Group’s net zero ambition or failing to meet external expectations related to net zero.
The risk of greenwashing may arise from the act of knowingly or unknowingly making inaccurate, unclear, misleading or
unsubstantiated claims regarding sustainability to our stakeholders.
We currently expect the following to be the most likely ways in which climate risk may materialise for the group:
–credit risk for our corporate customers may increase if climate-
related regulatory, legislative or technological developments impact customers’ business models or if extreme weather events disrupt or interrupt customers’ operations, resulting in financial difficulty for customers and/or stranded assets and impacting their ability to repay their debts. Our customers may find that their business models fail to align to a net zero economy or face
disruption to their operations or deterioration to their assets as a result of extreme weather;
–trading losses if climate change results in changes to
macroeconomic and financial variables which negatively impact our trading book exposures;
–liquidity impacts in the form of deposit outflows due to changes in customer behaviours driven by impacts to profitability/wealth, or from reputational concerns relating to the progress we make
towards the HSBC Group’s climate-related ambitions and targets;

38	HSBC Bank plc
Risk

–real estate may be affected by changes to the climate, the
increase in the frequency and severity of extreme weather events and chronic shifts in weather patterns, which could impact both property values and the ability of borrowers to afford their mortgage payments and lead to reduced availability or increased cost of insurance, including insurance that protects property pledged as collateral of HSBC mortgages, including collateral of the group’s mortgages;
–operational risk may increase if extreme weather events impact critical operations and premises;
–regulatory compliance risk may result from the increasing pace, breadth and depth of climate-related regulatory expectations, including on the management of climate risk, and variations in climate-related reporting standards, requiring implementation in short timeframes across multiple jurisdictions;
–conduct risk could develop in association with the increasing demand for "green" or "sustainable" products where there are differing and developing standards or taxonomies;
–reputational risks may arise from how we decide to support our customers in high-emitting sectors in their transition to net zero, the preferences of different stakeholders in relation to our approach to the transition to net zero, and if we make insufficient progress in achieving the HSBC Group’s climate-related ambitions and targets; and
–model risk may arise from the uncertain and evolving impacts of climate change as well as data and methodology limitations
present challenges to creating reliable and accurate model
outputs.
We face increased reputational, regulatory compliance and legal risks as we make progress towards the HSBC Group’s ESG-related
ambitions and targets with stakeholders likely to place greater focus on our actions, such as the development of climate and ESG-related policies, our disclosures and financing and investment decisions relating to the HSBC Group’s ESG-related ambitions and targets.
HSBC Bank plc and HSBC Group may face additional risks if we fail to:
–make sufficient progress towards the HSBC Group’s ESG-related ambitions and targets;
–set adequate plans, to execute those plans, or to adapt those plans to changes in the external environment;
–manage the risks associated both with meeting and not meeting the HSBC Group’s ESG-related ambitions and targets; and
–meet evolving regulatory expectations and requirements on the management of ESG risks.
We may face additional risks if we knowingly or unknowingly make inaccurate, unclear, misleading, or unsubstantiated claims regarding sustainability to our stakeholders.
We may be exposed to climate and ESG-related litigation and
regulatory enforcement risks, either directly if stakeholders think that we are not adequately managing climate and ESG risks, or indirectly, if our clients and customers are themselves the subject of litigation, potentially resulting in the revaluation of their assets.
Requirements, policy objectives, expectations, views or market and public perceptions and preferences in connection with the transition to a net zero economy and ESG-related matters may vary by
jurisdiction and stakeholder particularly in light of the differing perspectives of stakeholders in different markets including the UK, the US, the EU and other markets regarding climate impacts and the nature of the appropriate responses to climate change. We may be subject to potentially conflicting approaches to ESG matters in certain jurisdictions, which may impact our ability to conduct certain business within those jurisdictions or result in additional regulatory compliance, reputational, political or litigation risks. For example, our reputation and client relationships may be damaged as a result of our decision to participate, or not to participate, in certain projects perceived to be associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our
activities in response to considerations relating to climate change, including the transition to net zero. These risks may also arise from divergence in the implementation of ESG, climate policy and financial regulation across the countries in which we operate, including initiatives to apply and enforce policy and regulation with
extraterritorial effect.
In addition, nature-related risks beyond climate change may have significant economic impacts. These risks may arise when the provision of ecosystem services, such as water availability, air quality, and soil quality, is compromised, primarily by the five key drivers of nature loss: changes in land/freshwater/sea-use, climate change, pollution of air, water and soil, over-exploitation of natural resources and invasive alien species. They can manifest themselves in a variety of ways for HSBC Bank plc, the HSBC Group, and their respective customers, including through macroeconomic, market, credit,
reputational, regulatory compliance and legal risks.
Regulation and disclosure requirements in relation to human rights are increasing. Businesses are expected to be transparent about their efforts to identify and respond to the risk of adverse human rights impacts arising from their business activities and relationships. Failure to manage this risk may negatively impact people and communities, which in turn may result in reputational, regulatory compliance and legal risks for the group.
In respect of all ESG-related risks, the HSBC Group also needs to ensure that its strategy and business model, including the products and services it provides to customers and risk management
processes (including processes to measure and manage the various financial and non-financial risks the HSBC Group faces as a result of
ESG-related matters) adapt to meet regulatory requirements and stakeholder and market expectations, which continue to evolve significantly and at pace. Achieving the HSBC Group’s strategy with respect to ESG matters, including the HSBC Group’s ESG ambitions and targets that the HSBC Group may set, will depend on a number of different factors outside of HSBC Bank plc and the HSBC Group’s control, such as advancements in technologies and supportive public policies in the markets where we operate. If these external factors and other changes do not occur, or do not occur on a timely basis,
HSBC Bank plc may fail to assist the HSBC Group in achieving its ESG ambitions and targets.
In order to track and report on its progress against its ESG ambitions and targets, the HSBC Group relies on internal and, where appropriate and available, external data sources, guided by certain industry standards and its own ability to collect and process such data. While
ESG-related reporting has improved over time, data remains of limited quality and consistency, exposing the HSBC Bank plc and the HSBC
Group to the risk of using incomplete and inaccurate data and models which could result in sub-optimal decision making. Methodologies, data, scenarios and industry standards that we and the HBSC Group have used may evolve over time in line with market practice, regulation and developments in science, where applicable. Any such developments in methodologies and scenarios, and changes in the availability, accuracy and verifiability of data over time and our and the
HSBC Group's ability to collect and process such data, exposes us and the HSBC Group to financial reporting risk in relation to our climate and ESG disclosures and could result in revisions to our and the HSBC Group’s internal measurement frameworks as well as
reported data going forward, including on financed emissions, meaning that such data may not be reconcilable or comparable year-
on-year.
This could also result in the HSBC Group having to re-evaluate its progress towards its ESG-related ambitions and targets in the future and this could result in reputational, regulatory compliance and legal risks.
If any of the above risks materialise, this could have financial and non-
financial impacts for HSBC Bank plc and the HSBC Group which could, in turn, have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.

HSBC Bank plc	39
The UK’s trading relationship with the EU, following the UK’s withdrawal from the EU, may adversely affect the group’s
operating model and financial results
The uncertain outcome of potential developments relating to the financial services trading relationship between the UK and EU, including the rules under which financial services may be provided on a cross-border basis into the EU and its member states, remains a source of risk for the group.
The EU Capital Requirements Directive (’CRD VI’), which member states must transpose into national law by 10 January 2026, will introduce a new requirement (‘the EU branch requirement’) under which non-EU banks and significant investment firms would have to establish a branch in each EU member state in which they carry out
‘core banking activities’, defined as deposit taking, lending and guarantees, and commitments. The EU branch requirement, which will be subject to certain exclusions and exemptions will come into effect on 11 January 2027. However, grandfathering will be available for contracts entered into before 11 July 2026.
The Financial Services and Markets Act (‘FSMA’) 2023 became law in
June 2023 and provides for a number of changes to the regulatory architecture in the UK. It contains provisions that would allow for specified ‘on shored’ EU legislation, also known as ‘retained EU law’
or ‘REUL’ (and known as "assimilated law" after 1 January 2024), to be revoked and replaced by legislation or rules made by HM Treasury or the regulators. FSMA 2023 allows for the eventual repeal of
assimilated law related to financial services and enables the government and regulators to replace it in line with the FSMA model.
Each piece of assimilated law related to financial services is now within a “transitional period”, lasting until its repeal is individually commenced by HM Treasury in a phased and sequenced manner.
Furthermore, as of 1 January 2024, certain legal effects previously associated with REUL (now referred to as assimilated law) no longer apply, including the supremacy of REUL over other types of
conflicting domestic UK law, general principles of EU law (which informed REUL’s interpretation and application) and directly effective
EU rights.
Uncertainty remains as to the extent to which EU and UK laws will diverge in the future, as a result of the future repeal of assimilated law under FSMA 2023 or further development of the EU‘s own
regulatory regime. Any changes to the current rules in this respect, the EU branch requirement and any further divergences in the legal regimes could require modifications to our UK and EU operating models, with resulting impacts to our clients and employees. The precise impacts on our clients will depend on the nature of any developments and their individual circumstances and could include disruption to the provision of products and services, and this could in turn increase operational complexity and/or costs for the group.
More generally, over the medium to long term, the UK’s withdrawal from the EU and the operation of the Trade and Cooperation
Agreement agreed between the EU and the UK (and any complexities that may result therefrom), may lead to increased market volatility and economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
In addition, the UK’s future trading relationship with the EU and the rest of the world will likely take a number of years to fully stabilise.
This may result in a prolonged period of uncertainty, unstable economic conditions and market volatility. This could include reduced international trade flows and loss of export market shares, as well as currency fluctuations. If any of the above risks materialise, this could have a material adverse effect on our business, financial condition, results of operations, reputation, prospects and strategy.
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
the interest rate spread realised between lending and borrowing costs. The potential for future volatility and margin changes remains.
See‘Economic and market conditions and geopolitical developments

40	HSBC Bank plc
Risk

may adversely affect the group’s financial condition and results’, regarding the impact of these on the interest rate environment.
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
In recent years, regulators and governments have focused on
reforming both the prudential regulation of the financial services industry and the ways in which the business of financial services is conducted. The measures taken include enhanced capital, liquidity and funding requirements, the separation or prohibition of certain activities by banks, changes in the operation of capital markets activities, the introduction of tax levies and transaction taxes and changes in compensation practices. With regard to the non-financial risk agenda, there is a focus on customers and markets, payments and e-money, digital and artificial intelligence (‘AI’), ESG including governance, and operational resilience. This is all set against increased geopolitical tensions which may limit the development of consistent regulatory requirements, and the ongoing regulatory response to the ‘banking turmoil’ in 2023.
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
The specific areas where regulatory change and increased supervisory expectations could have a material effect on our business, financial condition, results of operations, prospects, capital position, reputation and strategy include, but are not limited to, those listed below, grouped around prudential and non-prudential themes as follows:
Prudential and related issues
–the implementation of the Basel Committee on Banking
Supervision‘s reforms to the prudential framework, ’Basel 3.1’, which include changes to the RWA approaches to credit risk,
market risk, operational risk, counterparty risk and credit valuation adjustments and the application of an RWA output floor;
–the increased supervisory expectations arising from expanding and increasingly complex regulatory reporting obligations, including expectations on data integrity and associated governance and controls;
–the possible impacts on some of our regulatory ratios, such as the
CET1 ratio, LCR and NSFR, arising from the programme initiated to strengthen our regulatory reporting processes and make them
more sustainable. This programme includes enhancing data,
consistency and controls;
–any changes to the prudential framework following the bank
failures in 2023, for example in relation to liquidity or interest rate risk in the banking book or rules concerning depositor protection
(such as those related to the operation of the Financial Services
Compensation Scheme in the UK);
–HM Treasury’s work on improving the operation of the UK’s ring-
fencing regime, which includes proposals that may affect HSBC‘s operations;
–requirements flowing from arrangements for the resolution
strategy of the group and its individual operating entities that may have different effects in different countries;

HSBC Bank plc	41
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
Non-prudential and related issues
–the ongoing focus by regulators, international bodies and other policy makers, on how we conduct business, particularly around the delivery of fair outcomes for customers (for example, the embedding of the requirements of the UK Consumer Duty and
regulatory expectations on access to bank accounts for those in vulnerable circumstances), promoting effective competition and ensuring the orderly and transparent operation of global financial markets;
–the implementation of conduct and other measures as a result of regulators’ focus on organisational culture, employee behaviour, whistleblowing and inclusion;
–the supervisory and regulatory change focus globally on
technology adoption and digital delivery, underpinned by customer protection, including the use of digital assets and currencies and wider financial technology risks, for example, the EU’s Markets in
Crypto-Assets Regulation, which introduces a framework for
regulating crypto-assets, and the UK is introducing new regulations aimed at cryptocurrency related activities;
–increasing regulatory expectations and requirements around the use of AI for example, the EU’s AI Act;
–continuing supervisory and regulatory change focus globally on payment services and related infrastructure;
–ongoing expectations with respect to managing emerging financial crime risks and its impact on customers, and managing conflicting laws and approaches to legal and regulatory regimes and
implementing increasingly complex and less predictable sanctions and trade restrictions;
–the continued evolution of the UK’s regulatory framework
following the UK’s withdrawal from the EU;
–the EU’s CRD VI Article 21c amendment requiring non-EU entities to provide core banking services to EU clients through an EU branch or subsidiary;
–the structural separation of certain banking and other activities proposed or enacted in a number of jurisdictions, including
legislation in France and Germany which provide for the ring-
fencing of certain activities, including trading activities, and the prohibition of certain proprietary trading activities;
–requirements regarding remuneration arrangements and senior management accountability more generally within the group (for example, the requirements of the Senior Managers and
Certification Regime in the UK and similar regimes elsewhere that are either in effect or under consideration/implementation);
–changes in national or supra-national requirements regarding the management of third-party risk;
–increasing regulatory expectations of firms in relation to ESG-
related governance, risk management and disclosure frameworks
(for example the UK Sustainability Disclosure Requirements and the EU Corporate Sustainability Reporting Directive), particularly relating to climate change, transition plans, greenwashing and supply chain due diligence;
–the increasing regulatory expectations and requirements (for example, under the UK operational resilience requirements and the
EU‘s Digital Operational Resilience Act) relating to various aspects of operational and cyber resilience, including an ongoing focus on the response of institutions to operational disruptions; and
–the regulatory focus on policies and controls related to the unauthorised use by employees of electronic communications on non-business platforms.
The group is subject to the risk of current and future legal, regulatory or administrative actions and investigations, the outcomes of which are inherently difficult to predict
The group faces significant risks in its business relating to legal, regulatory or administrative actions and investigations. The amount of damages claimed in litigation, regulatory proceedings, investigations, administrative actions and other adversarial proceedings against financial institutions are increasing for many reasons. These include a substantial increase in the number of regulatory changes taking place globally, increasing focus from regulators, investors and other stakeholders on ESG disclosures, including in relation to the measurement and reporting of such matters as both local and
international standards in this area continue to significantly evolve and develop, increased media attention and higher expectations from regulators and the public. In addition, criminal prosecutions of, and civil proceedings involving, financial institutions for, among other things, alleged conduct breaches, breaches of anti-money laundering, anti-bribery and anti-corruption and sanctions regulations, antitrust violations, market manipulation, aiding and abetting tax evasion, and providing unlicensed cross-border banking services, have become more commonplace and may increase in frequency due to increased media attention and higher expectations from regulators and the public.
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
Additionally, as described in Note 32: 'Legal proceedings and regulatory matters' in the Financial Statements on page 176, we continue to be subject to a number of material legal proceedings, regulatory actions and investigations, the outcomes of which are inherently difficult to predict, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Moreover, we may face additional legal proceedings, investigations, or regulatory actions in the future, including in other jurisdictions and/or with respect to matters similar to, or broader than, the existing legal proceedings, investigations or regulatory actions. An unfavourable result in one or more of these proceedings could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
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
Failure to meet quantitative or qualitative requirements of regulatory stress tests, or the failure by supervisors to approve our stress test results and capital plans, could result in the group being required to enhance its capital position, and this could, in turn, have a material

42	HSBC Bank plc
Risk

adverse effect on our business, financial returns, capital position, operational capabilities and reputation.
The company will be subject to certain bank resolution
powers under the UK Banking Act 2009
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

HSBC Bank plc	43
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
Adversaries attempt to achieve their objectives by compromising the group or our third party suppliers. They use techniques that include malware (such as ransomware), exploitation of both known and unpublished (zero-day) software vulnerabilities, phishing emails, distributed denial of service attacks, as well as potentially physical compromise of premises, or coercion of staff. Our customers may also be subject to these constantly evolving cyber-attack techniques.
The group, like other financial institutions, has experienced numerous common cyberattacks, including for example, distributed denial of service and phishing attacks. Some of our third-party service providers also have experienced cyberattacks. To date, we have not been materially affected by cybersecurity threats. However, we expect cyberattacks to continue, and our business strategy, results of operations and financial condition could be materially affected by cybersecurity risks and any future material incidents.
Cyber security risks will continue to increase, due to continued
increase of services delivered over the internet; increasing reliance on internet-based products, applications and data storage; the increasing use of AI, which could be used to facilitate sophisticated cyber attacks; and an increased use of hybrid working models by the group’s employees, contractors, third-party service providers and their sub-contractors.
Failure to adhere to the group’s cyber security policies, procedures or controls, employee wrongdoing, or human, governance or
technological error could also compromise the group’s ability to defend against cyber-attacks. Should any of these cybersecurity risks materialise, they could have a material adverse effect on our customers, business, financial condition, results of operations, prospects and reputation.

44	HSBC Bank plc
Risk

The group could incur losses or be required to hold additional capital as a result of model limitations or failure
The group uses models for a range of purposes in managing its business, including regulatory capital calculations, stress testing, credit approvals, calculation of ECLs on an IFRS 9 basis, financial crime and fraud risk management and financial reporting.
The group could face adverse consequences as a result of decisions that may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood, or the use of modelled information for purposes which it was not designed for, or by limitations arising from the uncertainty inherent in predicting or estimating future outcomes. Regulatory scrutiny and supervisory concerns over banks’ use of models are considerable, particularly the internal models and assumptions used by banks in the calculation of regulatory capital. If regulatory approval for key capital models is not achieved in a timely manner or if those models are subject to negative feedback from regulators, the group could be required to hold additional capital. Evolving regulatory requirements have resulted in changes to the group’s approach to model risk management, which poses execution challenges. The adoption of more sophisticated modelling approaches including AI related risks and technology by both the group and the financial services industry could also lead to increased model risk. HSBC’s commitment to changes to business activities due to climate and sustainability challenges will also have an impact on model risk going forward. Models will play an important role in risk management and financial reporting of climate-related risks. Challenges such as uncertainty of the long-dated impacts of climate change and lack of robust and high quality climate related data present challenges to creating reliable and accurate model outputs for these models.
Model risk remains a key area of focus given the regulatory scrutiny in this area with local regulatory examinations taking place in many jurisdictions and revised principles on model risk published by the
PRA which came into force in 2024, and further developments in policy expected from other regulators.
Risks arising from the use of models could have a material adverse effect on our business, financial condition, results of operations, prospects, capital position and reputation. See also "Economic and market conditions and geopolitical developments may adversely affect the group’s financial condition and results".
The group’s operations use third-party suppliers and service providers
The group relies on third-party suppliers and service providers to supply goods and services. The use of third-party suppliers and service providers by financial institutions is of particular focus to global regulators. This includes how outsourcing decisions are made, how key relationships are managed and our understanding of third-
party dependencies and their impact on service provision.
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
Third parties may use the group as a conduit for illegal
activities without the group’s knowledge
We are required to comply with applicable financial crime laws and regulations, and have adopted various policies, procedures and controls aimed at preventing the exploitation of HSBC's products and services for criminal activity. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations, money laundering, terrorist financing and proliferation financing (see
‘Regulation and supervision - Financial crime regulation’). There are instances, as permitted by regulation, where we may rely upon counterparties to undertake certain financial crime risk management activities on our behalf. Any controls implemented and maintained by
HSBC to manage the risk created by such reliance may not prevent third parties from using us (and our relevant counterparties) as a conduit for financial crime, without our knowledge (and that of those counterparties).
Becoming a party to, associated with, or accused of being associated with, financial crime could damage our reputation and could make us subject to fines, sanctions and / or legal or regulatory enforcement.
Any one of these outcomes could have a material adverse effect on our business, financial condition, results of operations, prospects and reputation.
The group is subject to the risk of financial crime
The group is exposed to financial crime risk from our customers, staff and third parties engaging in criminal activity (see also ‘Third parties may use the group as a conduit for illegal activities without the group’s knowledge’) and, as such, the group faces increasing regulatory expectations. In 2024, financial crime risk continued to be exacerbated by increasingly complex geopolitical challenges, the macroeconomic outlook, the complex and dynamic nature of
sanctions compliance, evolving financial crime regulations, rapid technological developments, an increasing number of national data privacy requirements and the increasing sophistication of fraud, scams and other criminal activities. The group’s ability to manage financial crime risk is dependent on the use and effectiveness of our financial crime risk assessments, systems and controls. Weak or ineffective financial crime processes and controls may risk the group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage.
The group may suffer losses due to employee misconduct
The group’s businesses are exposed to risk from potential non-
compliance with the HSBC Group’s policies, including the HSBC
Values, and related behaviours and employee misconduct such as fraud, negligence or non-financial misconduct, all of which could result in regulatory sanctions and/or reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of rogue employees. It is not always possible to deter employee misconduct, and the precautions the group takes to prevent and detect this activity may not always be effective.
Misconduct risks could be increased if our prevent-and-detect measures are less effective because of remote and home working.
Employee misconduct, or regulatory sanctions if a regulator deems the group’s actions to deter such activity to be insufficient, could have a material adverse effect on the group’s business, financial condition, results of operations, prospects and reputation.

HSBC Bank plc	45
The delivery of the group’s strategic actions is subject to
execution risk and the group may not achieve all of the
expected benefits of its strategic initiatives
Effective management of transformation initiatives is required to achieve the group’s strategic priorities, which includes delivering both on externally driven programmes and on our own key business
initiatives which seek to deliver growth, operational resilience and efficiencies, alongside externally driven programmes. The scale, complexity, and concurrent demands of such transformation can result in heightened execution risk.
In October 2024, the HSBC Group announced it was simplifying its organisational structure to accelerate delivery against the HSBC
Group’s strategic priorities. Effective 1 January 2025, the HSBC
Group operates through four new businesses: Hong Kong, UK,
Corporate and Institutional Banking, and International Wealth and
Premier Banking. The HSBC Group’s functions are being realigned to support these four businesses. The execution of this reorganisation will result in significant organisational design changes throughout the
HSBC Group. There is a risk that the reorganisation does not achieve some or all of its goals and fails to deliver or achieve the expected benefits of the HSBC Group’s strategic initiatives, that will in turn impact the group’s strategy.
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
The group’s ability to execute strategic change may be limited by the group’s operational capacity, effectiveness of the group’s change management controls, challenges in integrating any newly acquired businesses into the group’s business and instituting and maintaining appropriate transitional arrangements and the potential for unforeseen changes in the market and/or regulatory environment in which the group operates. The European economic outlook continues to remain uncertain due to the likelihood of relatively modest economic growth in the near to medium term, inflation, changes in legislation and geopolitical tensions. Therefore, there remains a risk that, in this uncertain economic environment, the group’s cost and investment actions may not be sufficient to achieve the group’s expected benefits.
This could have a material adverse effect on the group’s customers, business, financial condition, prospects, operational resilience and reputation
The group’s risk management measures may not be
successful
The management of risk is an integral part of all the group’s activities.
Risk constitutes the group’s exposure to uncertainty and the consequent variability of return. Specifically, risk equates to the adverse effect on profitability or financial condition arising from different sources of uncertainty, including wholesale and retail credit risk, market risk, non-traded market risk, operational risk, insurance risk, concentration risk, capital risk, liquidity and funding risk, litigation risk, conduct risk, reputational risk, strategic risk, pension risk and regulatory risk.
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
Any material lapse in standards of integrity, compliance, customer service or operating efficiency may represent a potential reputational risk. Stakeholder expectations constantly evolve, and so reputational risk is dynamic and varies between geographical regions, groups and individuals. In addition, the group’s business faces increasing scrutiny in respect of ESG-related matters. If the group fails to act responsibly, or to contribute to the achievement of the HSBC Group’s announced targets, commitments, goals or ambitions, in a number of areas, such as inclusion, climate, sustainability, workplace conduct, human rights, and support for local communities, the group’s reputation and the value of its brand may be negatively affected.
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
The group relies on recruiting, retaining and developing
appropriate senior management and skilled personnel
Our continued success and implementation of our strategy depend in part on the retention of key members of our management team and wider employee base, and the availability of skilled management and personnel in each of our businesses and functions. The
implementation of organisational changes and ongoing talent and capability shortages in key markets, particularly where those with the specialist skills are required to be globally mobile, add to the complexity of our supply challenge. This challenge is also increased by rapidly changing skill requirements and ways of working, the evolving regulatory landscape and increased requirements and expectations regarding the employment of local nationals and inclusion in some jurisdictions.

46	HSBC Bank plc
Risk

HSBC’s ability to continue to attract, train, motivate and retain highly qualified professionals may also depend on factors beyond our control, including economic, market and regulatory conditions. In addition, the HSBC Group has an ambition to increase its Black heritage senior leader representation in both the UK and US combined to 3.4% by 2025. If the HSBC Group fails to achieve these ambitions, our ability to attract and retain qualified professionals may be negatively affected.
When we acquire or dispose of a group operation, we need to ensure that we comply with any employment requirements, provide support to affected employees, and integrate new employees into HSBC‘s
Values, culture and ways of working.
If businesses or functions fail to staff their operations appropriately or lose one or more of their key senior executives and fail to
successfully replace them in a satisfactory and timely manner, or fail to implement successfully the organisational changes required to support the group’s strategy, our business, financial condition, results of operations, prospects and reputation, including control and operational risks, could be materially adversely affected.
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
Any reduction in the credit rating assigned to the company,
any subsidiaries of the company or any of their respective
debt securities could increase the cost or decrease the
availability of the group’s funding and adversely affect the group’s liquidity position and/or net interest margin
Credit ratings affect the cost and other terms upon which the group is able to obtain market funding. Rating agencies regularly evaluate the company and certain of its subsidiaries, as well as their respective debt securities. Their ratings are based on a number of factors, including their assessment of the relative financial strength of the company or of the relevant subsidiary, as well as conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the company’s or the relevant subsidiary’s current ratings or outlook based on bank rating methodologies applied by ratings agencies.
Any reductions in the current ratings or the outlook could increase the cost of the group’s funding, limit access to capital markets and require additional collateral to be placed and, consequently, materially adversely affect the group’s interest margins and its liquidity position.
Risks concerning borrower credit quality are inherent in the group’s businesses
Risks arising from changes in credit quality and the recoverability of loans and amounts due from borrowers and counterparties (for example, reinsurers and counterparties in derivative transactions) are inherent in a wide range of the group’s businesses. Adverse changes in the credit quality of the group’s borrowers and counterparties arising from a general deterioration in economic conditions or systemic risks in the financial systems, including uncertainties driven by significant macroeconomic and policy changes that might be enacted by the new US administration could reduce the recoverability and value of the group’s assets, and require an increase in the group’s ECLs (see 'Economic and market conditions and geopolitical developments may adversely affect the group’s financial condition and results’).
The group estimate and recognise ECLs in the group’s credit
exposure. This process, which is critical to the group’s results and financial condition, requires difficult, subjective and complex judgements, including forecasts of how the macroeconomic and geopolitical conditions, including the impact of higher US tariff rates, retaliatory actions, and sector or portfolio specific risks, might impair the ability of the group’s borrowers to repay their loans and the ability of other counterparties to meet their obligations. This assessment considers multiple alternative forward-looking economic conditions
(including GDP estimates) and incorporates this into the ECL estimates to meet the measurement objective of IFRS 9. As is the case with any such assessments, the group may fail to estimate accurately the effect of factors that we identify or fail to identify relevant factors. Further, the information we use to assess the creditworthiness of the group’s counterparties may be inaccurate or incorrect. Any failure by the group to accurately estimate the ability of the group’s counterparties to meet their obligations could have a material adverse effect on the group’s business, financial condition, results of operations and prospects.
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

HSBC Bank plc	47
The group may be required to make substantial contributions
to its pension plans
The group operates a number of pension plans for its personnel, including defined benefit pension plans. Pension scheme obligations fluctuate with changes in long-term interest rates, inflation, salary levels and the longevity of scheme members. They can also be affected by operational and legal risks. The level of contributions the group makes to its pension plans has a direct effect on its cash flow.
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
Accounting policies deemed critical to our results and financial position are those that involve a high degree of uncertainty and have a material impact on the financial statements. In 2024, these included impairment of amortised cost financial assets and financial assets measured at FVOCI, valuation of financial instruments, deferred tax assets, provisions and impairment of investments in subsidiaries, which are discussed in detail on page 122.
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
These estimates and judgements could have a material adverse effect on the future financial position of the group, results of operations, capital position, prospects and reputation. For further details, see
‘Critical estimates and judgements’ on page 123.
Changes in accounting standards may have a material impact
on how the group reports its financial results and financial condition
We prepare our consolidated financial statements in conformity with
UK-adopted international accounting standards and with the
requirements of the UK Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to
Regulation (EC) No 1606/2002 as it applies in the European Union.
Our consolidated financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the
International Accounting Standards Board (‘IASB‘) (‘IFRS Accounting
Standards’), including interpretations issued by the IFRS
Interpretations Committee.
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
period financial statements in material amounts. This could have a material adverse effect on our business, financial condition, results of operations and capital position.

48	HSBC Bank plc
Risk

Our material banking and insurance risks
The material risk types associated with our banking and insurance manufacturing operations are described in the following tables.

Description of risks – banking operations
Risks	Arising from	Measurement, monitoring and management of risk
Credit risk (see page 50)
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
authorities; and
–managed through a risk control framework that outlines clear and consistent policies, principles and guidance for risk managers; and
by setting limits and appetite across geographical markets, portfolios or sectors.

Treasury risk (see page 81)
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
Treasury risk is:
–measured through risk appetite and more granular limits, set to provide an early warning of increasing risk, minimum ratios of relevant regulatory metrics, and metrics to monitor the key risk drivers impacting treasury resources;
–monitored and projected against appetites and by using an operating plan based on strategic objectives together with stress and scenario testing; and
–managed through control of resources in conjunction with risk profiles, strategic objectives and cashflows.

Market risk (see page 90)
The risk of an adverse financial impact
on trading activities arising from
changes in market parameters such
as interest rates, foreign exchange
rates, asset prices, volatilities,
correlations and credit spreads.
Exposure to market risk is separated into two portfolios: –trading portfolios; and –non-trading portfolios. Market risk exposures arising from our insurance operations are discussed on page 98.
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
Climate risk can materialise through:
–physical risk, which arises from the
increased frequency and severity of
weather events;
–transition risk, which arises from the
process of moving to a low-carbon
economy;
–net zero alignment risk may arise,
impacting HSBC Bank plc, where the
HSBC Group fails to meet its net zero
commitments or to meet external
expectations related to net zero; and
–the risk of greenwashing, which arises
from the act of knowingly or unknowingly
making inaccurate, unclear, misleading or
unsubstantiated claims regarding
sustainability to stakeholders.

Climate risk is:
–measured using risk metrics and stress testing;
–monitored using risk appetite statements; and
–managed through adherence to risk appetite thresholds and through specific policies, enhancements to processes and the development of tools including the development of product market controls to manage the risk of greenwashing.

Resilience risk, including cybersecurity risk (see page 94 and 95)
Resilience risk is the risk of sustained
and significant business disruption
from execution, delivery, physical
security or safety events, causing the
inability to provide critical services to
our customers, affiliates, and
counterparties.
Resilience risk arises from failures or inadequacies in processes, people, systems or external events.
Resilience risk is:
–measured through a range of metrics with defined maximum
acceptable impact tolerances, and against our agreed risk appetite;
–monitored through oversight of enterprise processes, risks, controls and strategic change programmes; and
–managed by continuous monitoring and thematic reviews.

HSBC Bank plc	49

Description of risks – banking operations (continued)
Risks	Arising from	Measurement, monitoring and management of risk
Regulatory compliance risk (see page 95)
Regulatory compliance risk is the risk
associated with breaching our duty to
clients and other counterparties,
inappropriate market conduct
(including unauthorised trading) and
breaching related financial services
regulatory standards.

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
–monitored against the first line of defence risk and control assessments, the results of the monitoring and control assurance activities of the second line of defence functions; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or remediation work is undertaken where required.

Financial crime risk (see page 96)
Financial crime risk is the risk that the
group's products and services will be
exploited for criminal activity. This
includes fraud, bribery and corruption,
tax evasion, sanctions and export
control violations, money laundering,
terrorist financing and proliferation
financing.
Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Financial crime risk is:
–measured by reference to risk appetite, identified metrics, incident assessments, regulatory feedback and the judgement of, and
assessment by, our regulatory compliance teams;
–monitored against the first line of defence risk and control assessments, and the results of the monitoring and control assurance activities of the second line of defence functions; and
–managed by establishing and communicating appropriate policies and procedures, training employees in them and monitoring activity to help ensure their observance. Proactive risk control and/or remediation work is undertaken where required.

Model risk (see page 97)
Model risk is the risk of the potential for adverse consequences from model errors or the inappropriate use of modelled outputs to inform business decisions.	Model risk arises in both financial and non- financial contexts whenever business decision making includes reliance on models.
Model risk is:
–measured by reference to model performance tracking and the output of detailed technical reviews and regulatory feedback, with key metrics including model review statuses and findings;
–monitored against model risk appetite statements, and insight from the independent validations completed by the model risk management team; and
–managed by creating and communicating appropriate policies, procedures and guidance, training colleagues in their application, and supervising their adoption to help ensure operational effectiveness.

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
Financial risk (see page 97)
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

Financial risk is:
–measured for credit risk, in terms of economic capital and the amount that could be lost if a counterparty fails to make repayments; for market risk, in terms of economic capital, internal metrics and fluctuations in key financial variables; and for liquidity risk, in terms of internal metrics including stressed operational cash flow projections;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a risk control framework that outlines clear and consistent policies, principles and guidance. This includes using product design and asset liability matching and bonus rates.

Insurance risk (see page 97)
The risk that, over time, the cost of insurance policies written, including claims and benefits, may exceed the total amount of premiums and investment income received.	The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, as well as lapse and surrender rates.
Insurance risk is:
–measured in terms of life insurance liabilities and economic capital allocated to insurance underwriting risk;
–monitored through a framework of approved limits and delegated authorities; and
–managed through a risk control framework that outlines clear and consistent policies, principles and guidance. This includes using product design, underwriting, reinsurance and claims-handling procedures.

50	HSBC Bank plc
Risk

Credit risk
Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. Credit risk arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and derivatives.
Credit risk management
Key developments in 2024
There were no material changes to the policies and practices for the management of credit risk in 2024. We continued to apply the requirements of IFRS 9 ‘Financial Instruments’ within the Credit Risk sub-function.
We actively managed the risks related to macroeconomic
uncertainties, including interest rates, inflation, fiscal and monetary policy, broader geopolitical uncertainties and conflicts.
For further details, see ‘Top and emerging risks’ on page 30.
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
Key risk management processes
IFRS 9 ‘Financial Instruments’ process
The IFRS 9 process comprises three main areas: modelling, data and forward economic guidance; implementation; and governance.
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
Concentration of exposure
(Audited)
Concentrations of credit risk arise when a number of counterparties or exposures have comparable economic characteristics, or such
counterparties are engaged in similar activities or operate in the same geographical areas or industry sectors so that their collective ability to meet contractual obligations is similarly affected by changes in economic, political or other conditions. The group uses a number of controls and measures to minimise undue concentration of exposure in the group’s portfolios across industry, country and customer groups. These include portfolio and counterparty limits, approval and review controls, and stress testing.
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

HSBC Bank plc	51

Credit quality classification
	Sovereign debt securities and bills	Other debt securities and bills	Wholesale lending and derivatives		Retail lending
	External credit rating	External credit rating	Internal credit rating	12-month Basel probability of default %	Internal credit rating	12 month probability- weighted PD %
Quality classification[1,2]
Strong	BBB and above	A- and above	CRR1 to CRR2[1]	0 – 0.169	Band 1 and 2	0.000 – 0.500
Good	BBB- to BB	BBB+ to BBB-	CRR3	0.170 – 0.740	Band 3	0.501 – 1.500
Satisfactory	BB- to B and unrated	BB+ to B and unrated	CRR4 to CRR5	0.741 – 4.914	Band 4 and 5	1.501 – 20.000
Sub-standard	B- to C	B- to C	CRR6 to CRR8	4.915 – 99.999	Band 6	20.001 – 99.999
Credit impaired	Default	Default	CRR9 to CRR10	100	Band 7	100
1Customer risk rating (‘CRR’).
212-month point-in-time probability-weighted PD.

Quality classification definitions
–‘Strong’ exposures demonstrate a strong capacity to meet financial commitments, with negligible or low probability of default and/or low levels of expected loss.
–‘Good’ exposures require closer monitoring and demonstrate a good capacity to meet financial commitments, with low default risk.
–‘Satisfactory’ exposures require closer monitoring and demonstrate an average-to-fair capacity to meet financial commitments, with moderate default risk.
–‘Sub-standard’ exposures require varying degrees of special attention and default risk is of greater concern.
–‘Credit-impaired’ exposures have been assessed as described in Note 1.2(i) to the financial statements.

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
Credit quality of forborne loans
For wholesale lending, where payment-related forbearance measures result in a diminished financial obligation, or if there are other indicators of impairment, the loan will be classified as credit impaired if it is not already so classified. All facilities with a customer, including loans that have not been modified, are considered credit impaired following the identification of a payment-related forborne loan. For retail lending, where a material payment-related concession has been granted, the loan will be classified as credit impaired. In isolation, non-
payment forbearance measures may not result in the loan being classified as credit impaired unless combined with other indicators of credit impairment. These are classed as performing forborne loans for both wholesale and retail lending.
Wholesale and retail lending forborne loans are classified as credit impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, observed over a minimum one-year period, and there are no other indicators of impairment. Any forborne loans not considered credit impaired will remain forborne for a minimum of two years from the date that credit impairment no longer applies. For wholesale and retail lending, any forbearance measures granted on a loan already classed as forborne results in the customer being classed as credit impaired.
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
Write-off of loans and advances
(Audited)
Under IFRS 9, write-off should occur when there is no reasonable expectation of recovering further cash flows from the financial asset.
This principle does not prohibit early write-off, which is defined in local policies to ensure effectiveness in the management of
customers in the collections process.
Unsecured personal facilities, including credit cards, are generally written off at between 150 and 210 days past due. The standard period runs until the end of the month in which the account becomes
180 days contractually delinquent. However, in exceptional
circumstances, to avoid unfair customer outcomes, deliver customer duty or meet regulatory expectations, the period may be extended further.
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

52	HSBC Bank plc
Risk

Credit risk in 2024
At 31 December 2024, gross loans and advances to banks and
customers of £98bn increased by £7.1bn on a reported basis
compared with 31 December 2023. This included total adverse
foreign exchange movements of £2.4bn. Excluding foreign exchange movements, balance of personal gross loans and advances to
customers increased by £7.5bn, this was mainly driven by the acquisition of HSBC Private Bank (Suisse). Increase of £1.7bn in
wholesale gross loans and advances to customers (of which £1.3bn related to acquisition of HSBC Private Bank (Suisse)) and increase in gross loans and advances to banks by £0.3bn.
At 31 December 2024, the allowance for ECL excluding foreign exchange movements in relation to gross loans and advances to customers decreased by £201m from 31 December 2023.
This was attributable to:
–a £207m decrease in wholesale loans and advances to customers, of which £28m was driven by stages 1 and 2, £191m by stage 3 offset by £12m increase in POCI.
–a £6m increase in personal loans and advances to customers, of which decrease of £3m was driven by stages 1 and 2 and £9m
increase by stage 3.
The ECL charge for 2024 was £163m, inclusive of recoveries.
Summary of credit risk
The following disclosure presents the gross carrying/nominal amount of financial instruments to which the impairment requirements in
IFRS 9 are applied and the associated allowance for ECL. The allowance for ECL decreased from £1,217m at 31 December 2023 to
£925m at 31 December 2024.
The allowance for ECL at 31 December 2024 comprised of £867m
(2023: £1,159m) in respect of assets held at amortised cost; £58m
(2023: £58m) in respect of loans and other credit related
commitments, and financial guarantees; £22m (2023: £23m) in
respect of debt instruments measured at FVOCI.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
(Audited)
	31 Dec 2024		31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL[1]	Gross carrying/ nominal amount	Allowance for ECL[1]
	£m	£m	£m	£m
Loans and advances to customers at amortised cost	83,524	(858)	76,579	(1,088)
Loans and advances to banks at amortised cost	14,524	(3)	14,372	(1)
Other financial assets measured at amortised cost	237,475	(6)	273,728	(70)
– cash and balances at central banks	119,184	—	110,618	—
– reverse repurchase agreements – non-trading	53,612	—	73,494	—
– financial investments	12,226	—	8,861	—
– assets held for sale[2]	2,591	(3)	21,796	(64)
– prepayments, accrued income and other assets[3]	49,862	(3)	58,959	(6)
Total gross carrying amount on-balance sheet	335,523	(867)	364,679	(1,159)
Loans and other credit-related commitments	121,764	(49)	125,616	(42)
Financial guarantees[4]	2,876	(9)	2,401	(16)
Total nominal amount off-balance sheet[5]	124,640	(58)	128,017	(58)
	460,163	(925)	492,696	(1,217)

	Fair value	Memorandum allowance for ECL[6]	Fair value	Memorandum allowance for ECL[6]
	£m	£m	£m	£m
Debt instruments measured at fair value through other comprehensive income ('FVOCI')	46,649	(22)	37,427	(23)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2 For further details on gross carrying amounts and allowances for ECL related to assets held for sale, see ‘Assets held for sale’ on page 55.
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the consolidated balance sheet on page 117 comprises both financial and non-financial assets, including cash collateral and settlement accounts. It also includes 'Items in course of collection from other banks' which was presented separately in 2023.
4Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
5Represents the maximum amount at risk should the contracts be fully drawn upon and client's default.
6Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in
‘Change in expected credit losses and other credit impairment charges’ in the income statement.
The following table provides an overview of the group’s credit risk by stage and industry, and the associated ECL coverage. The financial assets recorded in each stage have the following characteristics:
–Stage 1: These financial assets are unimpaired and without
significant increase in credit risk on which a 12-month allowance for ECL is recognised.
–Stage 2: A significant increase in credit risk has been experienced on these financial assets since initial recognition for which a lifetime ECL is recognised.
–Stage 3: There is objective evidence of impairment, and the financial assets are therefore considered to be in default or otherwise credit impaired on which a lifetime ECL is recognised.
–Purchased or originated credit-impaired ('POCI'): Financial assets that are purchased or originated at a deep discount are seen to reflect the incurred credit losses on which a lifetime ECL is recognised.

HSBC Bank plc	53

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2024
(Audited)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	75,844	5,546	2,096	38	83,524	(56)	(107)	(677)	(18)	(858)	0.1	1.9	32.3	47.4	1.0
– personal	18,733	955	259	—	19,947	(14)	(19)	(79)	—	(112)	0.1	2.0	30.5	—	0.6
– corporate and commercial	41,386	4,375	1,628	38	47,427	(35)	(85)	(454)	(18)	(592)	0.1	1.9	27.9	47.4	1.2
– non-bank financial institutions	15,725	216	209	—	16,150	(7)	(3)	(144)	—	(154)	—	1.4	68.9	—	1.0
Loans and advances to banks at amortised cost	14,457	67	—	—	14,524	(2)	(1)	—	—	(3)	—	1.5	—	—	—
Other financial assets measured at amortised cost	237,375	59	41	—	237,475	(4)	—	(2)	—	(6)	—	—	4.9	—	—
Loan and other credit- related commitments	116,787	4,812	162	3	121,764	(14)	(24)	(11)	—	(49)	—	0.5	6.8	—	—
– personal	1,149	4	2	—	1,155	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	58,281	3,775	146	3	62,205	(12)	(22)	(10)	—	(44)	—	0.6	6.8	—	0.1
– financial	57,357	1,033	14	—	58,404	(2)	(2)	(1)	—	(5)	—	0.2	7.1	—	—
Financial guarantees[1]	2,763	69	44	—	2,876	(2)	(1)	(6)	—	(9)	0.1	1.4	13.6	—	0.3
– personal	130	1	—	—	131	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,288	43	43	—	1,374	(2)	(1)	(5)	—	(8)	0.2	2.3	11.6	—	0.6
– financial	1,345	25	1	—	1,371	—	—	(1)	—	(1)	—	—	100.0	—	0.1
At 31 Dec 2024	447,226	10,553	2,343	41	460,163	(78)	(133)	(696)	(18)	(925)	—	1.3	29.7	43.9	0.2
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Represents the maximum amount at risk should the contracts be fully drawn upon and client's default.
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
and those identified at an earlier stage (less than 30 DPD).

Stage 2 days past due analysis at 31 December 2024
(Audited)
	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	5,546	81	48	(107)	(3)	(1)	1.9	3.7	2.1
– personal	955	74	19	(19)	(3)	(1)	2.0	4.1	5.3
– corporate and commercial	4,375	6	28	(85)	—	—	1.9	—	—
– non-bank financial institutions	216	1	1	(3)	—	—	1.4	—	—
Loans and advances to banks at amortised cost	67	—	—	(1)	—	—	1.5	—	—
Other financial assets measured at amortised cost	59	—	—	—	—	—	—	—	—
1Up-to-date accounts in stage 2 are not shown in amounts presented above.
2The days past due amounts presented above are on a contractual basis.

54	HSBC Bank plc
Risk

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2023 (continued)
(Audited)
	Gross carrying/nominal amount[2]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%	%
Loans and advances to customers at amortised cost	66,356	7,881	2,310	32	76,579	(75)	(125)	(882)	(6)	(1,088)	0.1	1.6	38.2	18.8	1.4
– personal	11,447	1,370	214	—	13,031	(20)	(17)	(71)	—	(108)	0.2	1.2	33.2	—	0.8
– corporate and commercial	42,982	5,981	1,773	32	50,768	(48)	(98)	(673)	(6)	(825)	0.1	1.6	38.0	18.8	1.6
– non-bank financial institutions	11,927	530	323	—	12,780	(7)	(10)	(138)	—	(155)	0.1	1.9	42.7	—	1.2
Loans and advances to banks at amortised cost	14,256	116	—	—	14,372	(1)	—	—	—	(1)	—	—	—	—	—
Other financial assets measured at amortised cost	272,557	989	182	—	273,728	(5)	(8)	(57)	—	(70)	—	0.8	31.3	—	—
Loan and other credit- related commitments	118,242	7,197	174	3	125,616	(13)	(21)	(8)	—	(42)	—	0.3	4.6	—	—
– personal	1,246	27	3	—	1,276	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	58,225	4,815	155	3	63,198	(11)	(17)	(7)	—	(35)	—	0.4	4.5	—	0.1
– financial	58,771	2,355	16	—	61,142	(2)	(4)	(1)	—	(7)	—	0.2	6.3	—	—
Financial guarantees[1]	2,078	251	72	—	2,401	(2)	(1)	(13)	—	(16)	0.1	0.4	18.1	—	0.7
– personal	32	2	—	—	34	—	—	—	—	—	—	—	—	—	—
– corporate and commercial	1,057	68	71	—	1,196	(1)	(1)	(13)	—	(15)	0.1	1.5	18.3	—	1.3
– financial	989	181	1	—	1,171	(1)	—	—	—	(1)	0.1	—	—	—	0.1
At 31 Dec 2023	473,489	16,434	2,738	35	492,696	(96)	(155)	(960)	(6)	(1,217)	—	0.9	35.1	17.1	0.2
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Represents the maximum amount at risk should the contracts be fully drawn upon and client's default.

Stage 2 days past due analysis at 31 December 2023 (continued)
(Audited)	Gross carrying amount			Allowance for ECL			ECL coverage %
		of which:	of which:		of which:	of which:		of which:	of which:
	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]	Stage 2	1 to 29 DPD[1,2]	30 and > DPD[1,2]
	£m	£m	£m	£m	£m	£m	%	%	%
Loans and advances to customers at amortised cost	7,881	234	298	(125)	(4)	(1)	1.6	1.7	0.3
– personal	1,370	183	87	(17)	(3)	(1)	1.2	1.6	1.1
– corporate and commercial	5,981	51	207	(98)	(1)	—	1.6	2.0	—
– non-bank financial institutions	530	—	4	(10)	—	—	1.9	—	—
Loans and advances to banks at amortised cost	116	—	10	—	—	—	—	—	—
Other financial assets measured at amortised cost	989	14	9	(8)	—	—	0.8	—	—
1Up-to-date accounts in stage 2 are not shown in amounts presented above.
2The days past due amounts presented above are on a contractual basis.
Stage 2 decomposition
The following table presents the stage 2 decomposition of gross carrying amount and allowances for ECL for loans and advances to customers and banks. It also sets out the reasons why an exposure is classified as stage 2 and therefore presented as a significant increase in credit risk at 31 December 2024.
The quantitative classification shows gross carrying amount and allowances for ECL for which the applicable reporting date probability of default ('PD') measure exceeds defined quantitative thresholds for retail and wholesale exposures, as set out in Note 1.2 'Summary of material accounting policies', on page 123.
The qualitative classification primarily accounts for customer risk rating (‘CRR’) deterioration, watch-and-worry and retail management judgemental adjustments.
A summary of our current policies and practices for the significant increase in credit risk is set out in ‘Summary of material
accounting policies’ on page 123.

HSBC Bank plc	55

Loans and advances to customers and banks[1]
	At 31 Dec 2024
	Gross carrying amount					Allowance for ECL
	Loans and advances to customers					Loans and advances to customers
	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total stage 2	Personal	Corporate and commercial	Non-bank financial institutions	Loans and advances to banks at amortised cost	Total stage 2
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Quantitative	776	2,135	126	64	3,101	(18)	(37)	(2)	—	(57)
Qualitative	174	2,225	89	3	2,491	(1)	(48)	(1)	(1)	(51)
of which: forbearance	—	422	—	—	422	—	(3)	—	—	(3)
30 DPD backstop	5	15	1	—	21	—	—	—	—	—
Total stage 2	955	4,375	216	67	5,613	(19)	(85)	(3)	(1)	(108)
ECL coverage %	2.0	1.9	1.4	1.5	1.9

	At 31 Dec 2023
Quantitative	820	3,589	423	91	4,923	(12)	(56)	(8)	—	(76)
Qualitative	547	2,186	103	15	2,851	(5)	(42)	(2)	—	(49)
of which: forbearance	3	260	1	—	264	—	(2)	—	—	(2)
30 DPD backstop	3	206	4	10	223	—	—	—	—	—
Total stage 2	1,370	5,981	530	116	7,997	(17)	(98)	(10)	—	(125)
ECL coverage %	1.2	1.6	1.9	—	1.6
1Where balances satisfy more than one of the above three criteria for determining a significant increase in credit risk, the corresponding gross carrying amount and allowance for ECL have been assigned in order of categories presented.
Assets held for sale
(Audited)
At 31 December 2024, the most material balances held for sale arose from our business in South Africa and our private banking business in
Germany.
Disclosures relating to assets held for sale are provided in the following credit risk tables, primarily where the disclosure is relevant to the measurement of these financial assets:
–'Maximum exposure to credit risk' (page 57); and
–'Distribution of financial instruments by credit quality at
31 December' (page 70).
Although there was a reclassification on the balance sheet, there was no separate income statement reclassification. As a result, charges for changes in expected credit losses and other credit impairment charges shown in the credit risk disclosures include charges relating to financial assets classified as 'assets held for sale'.
'Loans and other credit-related commitments', 'financial guarantees'
and ‘Debt instruments measured at fair value through other
comprehensive income’ as reported in credit disclosures, also include exposures and allowances relating to financial assets classified as
‘assets held for sale’.

Loans and advances to customers and banks measured at amortised cost
(Audited)
	Total gross loans and advances	Allowance for ECL
	£m	£m
As reported	98,048	(861)
Reported in ‘Assets held for sale’	887	(3)
At 31 Dec 2024	98,935	(864)
As reported	90,951	(1,089)
Reported in ‘Assets held for sale’	21,512	(64)
At 31 Dec 2023	112,463	(1,153)
At 31 December 2024, gross loans and advances of our business in
South Africa were £526m and the related allowance for ECL was
£3m. Gross loans and advances of our private banking business in
Germany were £246m and of our French life insurance business were
£115m, both with negligible allowance for ECL.
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
For further details of the carrying amount and the fair value at 31 December
2024 of loans and advances to banks and customers classified as held for sale, see Note 34 on the financial statements.

56	HSBC Bank plc
Risk

Gross loans and allowance for ECL on loans and advances to customers and banks reported in ‘Assets held for sale’
(Audited)
	South Africa	German Private Banking Business	French Life Insurance Business	Total
Gross carrying amount	£m	£m	£m	£m
Loans and advances to customers at amortised cost	526	246	—	772
– personal	—	104	—	104
– corporate and commercial	467	15	—	482
– non-bank financial institutions	59	127	—	186
Loans and advances to banks at amortised cost	—	—	115	115
At 31 Dec 2024	526	246	115	887
Allowance for ECL
Loans and advances to customers at amortised cost	(3)	—	—	(3)
– personal	—	—	—	—
– corporate and commercial	(3)	—	—	(3)
– non-bank financial institutions	—	—	—	—
Loans and advances to banks at amortised cost	—	—	—	—
At 31 Dec 2024[1]	(3)	—	—	(3)

	Retail banking operations in France	Other Total
	£m	£m £m
Loans and advances to customers at amortised cost	13,319	90	13,409
– personal	10,916	—	10,916
– corporate and commercial	2,362	—	2,362
– non-bank financial institutions	41	90	131
Loans and advances to banks at amortised cost	8,103	—	8,103
At 31 Dec 2023	21,422	90	21,512
Allowance for ECL
Loans and advances to customers at amortised cost	(64)	—	(64)
– personal	(61)	—	(61)
– corporate and commercial	(3)	—	(3)
– non-bank financial institutions	—	—	—
Loans and advances to banks at amortised cost	—	—	—
At 31 Dec 2023	(64)	—	(64)
1The table above does not include disposal completed during 2024 including the sale of our Retail banking operations in France completed on 1 January 2024. For more details, please refer to business disposals as disclosed in Note 34 on the financial statements.
The table below analyses the amount of ECL charges arising from assets held for sale and assets not held for sale.

Changes in expected credit losses and other credit impairment
(Audited)
	2024	2023
	£m	£m
ECL charges arising from:
– assets held for sale	—	5
– assets not held for sale	163	164
Year ended 31 Dec	163	169

HSBC Bank plc	57
Credit exposure
Maximum exposure to credit risk
(Audited)
This section provides information on balance sheet items and their offsets as well as loan and other credit-related commitments.

‘Maximum exposure to credit risk’ table
The following table presents our maximum exposure before taking account of any collateral held or other credit enhancements (unless such enhancements meet accounting offsetting requirements). The table excludes trading assets, financial assets designated and otherwise mandatorily measured at fair value through profit and loss, and financial investments measured at fair value through other comprehensive income as their carrying amount best represents the net exposure to credit risk. Equity securities are also excluded as they are not subject to credit risk. For the financial assets recognised on the balance sheet, the maximum exposure to credit risk equals their carrying amount and is net of the allowance for ECL. For financial guarantees and other guarantees granted, it is the maximum amount that we would have to pay if the guarantees were called upon. For loan commitments and other credit-
related commitments, it is generally the full amount of the committed facilities.
The offset in the table relates to amounts where there is a legally enforceable right of offset in the event of counterparty default and where, as a result, there is a net exposure for credit risk purposes.

However, as there is no intention to settle these balances on a net basis under normal circumstances, they do not qualify for net presentation for accounting purposes. No offset has been applied to off-balance sheet collateral. In the case of derivatives, the offset column also includes collateral received in cash and other financial assets.

Other credit risk mitigants
While not disclosed as an offset in the following ‘Maximum exposure to credit risk’ table, other arrangements are in place that reduce our maximum exposure to credit risk. These include a charge over collateral on borrowers’ specific assets, such as residential properties, collateral held in the form of financial instruments that are not held on balance sheet and short positions in securities. In addition, for financial assets held as part of linked insurance/investment contracts the credit risk is predominantly borne by the policyholder. See Note
28 on the financial statements for further details of collateral in respect of certain loans and advances and derivatives.
Collateral available to mitigate credit risk is disclosed in the 'Collateral and other credit enhancement' section on page 76.

Maximum exposure to credit risk
(Audited)	2024			2023
	Maximum exposure	Offset	Net	Maximum exposure	Offset	Net
	£m	£m	£m	£m	£m	£m
Loans and advances to customers held at amortised cost	82,666	(8,897)	73,769	75,491	(9,322)	66,169
– personal	19,835	—	19,835	12,923	—	12,923
– corporate and commercial	46,835	(7,942)	38,893	49,943	(8,570)	41,373
– non-bank financial institutions	15,996	(955)	15,041	12,625	(752)	11,873
Loans and advances to banks at amortised cost	14,521	—	14,521	14,371	(6)	14,365
Other financial assets held at amortised cost	256,736	(4,082)	252,654	272,558	(15,283)	257,275
– cash and balances at central banks	119,184	—	119,184	110,618	—	110,618
– reverse repurchase agreements – non-trading	53,612	(4,082)	49,530	73,494	(15,283)	58,211
– financial investments	12,226	—	12,226	8,861	—	8,861
– assets held for sale	21,606	—	21,606	20,368	—	20,368
– prepayments, accrued income and other assets	50,108	—	50,108	59,217	—	59,217
Derivatives	198,172	(195,301)	2,871	174,116	(173,718)	398
Total on-balance sheet exposure to credit risk	552,095	(208,280)	343,815	536,536	(198,329)	338,207
Total off-balance sheet	150,262	—	150,262	153,695	—	153,695
– financial and other guarantees	22,305	—	22,305	21,908	—	21,908
– loan and other credit-related commitments	127,957	—	127,957	131,787	—	131,787
At 31 Dec	702,357	(208,280)	494,077	690,231	(198,329)	491,902

58	HSBC Bank plc
Risk

Concentration of exposure
We have a number of businesses with a broad range of products. We operate in a number of markets with the majority of our exposures in the UK and France.
For an analysis of:
–financial investments, see Note 15 on the financial statements;
–trading assets, see Note 10 on the financial statements;
–derivatives, see page 78 and Note 14 on the financial statements;
and
–loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or by the location of the lending branch, see page 74 for wholesale lending and page 78 for personal lending.
Credit deterioration of financial instruments
(Audited)
A summary of our current policies and practices regarding the identification, treatment and measurement of stage 1, stage 2, stage 3 (credit impaired)
and POCI financial instruments can be found in Note 1.2(i) on the financial statements.
Measurement uncertainty and
sensitivity analysis of ECL estimates
(Audited)
The recognition and measurement of ECL involves the use of
judgement and estimation. We form multiple economic scenarios, apply these forecasts to credit risk models to estimate future credit losses, and probability weight the results to determine an unbiased
ECL estimate.
Management assessed the current economic environment, reviewed the latest forecasts and discussed key risks before selecting the appropriate economic scenarios and their weightings.
The Central scenario is constructed to reflect the latest
macroeconomic expectations. Outer scenarios incorporate the
crystallisation of economic and geopolitical risks.
In the fourth quarter of 2024, the four economic scenarios were modified to reflect heightened policy uncertainty following the US election and to overcome any lags in consensus forecasts. An adjustment factor based on more recent views on expected tariffs and other policy changes was modelled and then applied to each of the economic scenarios. The effect was to lower growth expectations in our major markets, while the impact on inflation and interest rates was varied.
Management judgemental adjustments are used where modelled
ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
At 31 December 2024, there was an overall reduction in management judgemental adjustments compared with 31 December 2023 as
modelled outcomes better reflected the key risks at 31 December
2024.
Methodology
At 31 December 2024, four scenarios were used to capture the latest economic expectations and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with the latest economic forecasts and distributional estimates every quarter.
Three scenarios, the Upside, Central and Downside, are drawn from consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the
Downside 2, represents management’s view of severe downside
risks. Consensus estimates are deployed as conditioning variables in a proprietary expansion of the scenario variables.
The Central scenario is deemed the ‘most likely’ scenario, and usually attracts the largest probability weighting. It is created using consensus forecasts, which is the average of a panel of external forecasts.
The outer scenarios represent the tails of the distribution and are less likely to occur. The consensus Upside and Downside scenarios are created with reference to forecast probability distributions for select markets that capture economists’ views of the entire range of economic outcomes. In the later years of these scenarios, projections revert to long-term consensus trend expectations. Reversion to trend expectations is done with reference to historically observed quarterly changes in the values of macroeconomic variables.
The fourth scenario, the Downside 2, represents management’s view of severe downside risks. It is a globally consistent, narrative-driven scenario that explores a more extreme economic outcome than those captured by the consensus scenarios. In this scenario, variables do not, by design, revert to long-term trend expectations and may instead explore alternative states of equilibrium, where economic variables move permanently away from past trends.
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
For the fourth quarter of 2024, we assessed that consensus forecasts and distributional estimates did not adequately reflect the
consequences of the US election on the global economic outlook.
Due to the lag in forecasts there was increased uncertainty as to how tariffs would be implemented and economic policy would change. As such, scenarios have been constructed using the described standard methodology and an adjustment – to account for policy changes –
applied. The adjustment was based on a modelled update to the
Central scenario and incorporated a detailed narrative of US economic policy proposals, including specific tariff rates. The modelled results were then layered onto the Central scenario, which resulted in changes to most variables. To quantify the impact, the adjustment reduces GDP growth in our key markets by an average of 30bps and
50bps respectively, in the first two years of the Central scenario forecast. Outer scenarios were adjusted in parallel.
The scenario adjustment entailed no change in scenario probability weights, which remained in-line with our Forward Economic Guidance
('FEG') framework. Uncertainties relating to the policy outlook have been addressed in the scenarios directly. Measures of dispersion and uncertainty have remained low but may reflect lags in the consensus economic forecasting process.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC with reference to external forecasts and estimates, specifically for the purpose of calculating ECL.
Forecasts may change and remain subject to uncertainty. Outer scenarios are designed to capture the potential crystallisation of key economic and financial risks and alternative paths for economic variables.
In our key markets, the Central scenario incorporates potential impacts from anticipated changes to US economic and trade policy, including higher tariffs. The overall effect of the adjustment in our key markets is to lower GDP and raise inflation and unemployment estimates, relative to the consensus. Consequently, GDP growth and unemployment forecasts have deteriorated in the fourth quarter of
2024, compared with the fourth quarter of 2023. With regards to

HSBC Bank plc	59
monetary policy, the expected path for interest rates in many of our markets is based on market futures. Interest rate expectations have increased relative to the fourth quarter of 2023, with fewer rate cuts forecast.
At the end of 2024, risks to the economic outlook included a number of significant geopolitical issues. Within our Downside scenarios, the economic consequences from the crystallisation of those risks were captured by higher commodity and goods prices, the re-acceleration of inflation, a further rise in interest rates and a global recession.
The scenarios used to calculate ECL are described below.
The consensus Central scenario
HSBC’s Central scenario reflects expectations for slower growth and high inflation and unemployment across many of our key markets.
Expectations of lower GDP growth during 2025 are driven by the assumed effects of higher tariffs, which impede trade flows, weaken consumption and deter investment. In the scenario, the US applies tariffs on key trading partners. As a direct consequence of tariffs, trade growth is expected to be lower, which in turn weighs on GDP growth. Tariffs, or the threat of them, increases uncertainty, leading to lower confidence and reduced investment.
Higher inflation is expected due to currency depreciation. The higher projected rates of inflation ensure that central banks are expected to slow the pace of interest rate reductions.
Global GDP is expected to grow by 2.5% in 2025 in the Central scenario, and the average rate of global GDP growth is forecast to be
2.6% over the five-year forecast period. This is below the average growth rate over the five-year period prior to the onset of the pandemic of 2.9%.
The key features of our Central scenario are:
–GDP growth rates across the majority of our main markets are expected to slow in 2025 and 2026, due to the implementation of higher tariffs as well as underlying structural weaknesses in some economies. The most significant slowdowns in activity are
expected to occur in the markets with the highest trade
dependence with the US. Elevated interest rates and higher price levels are also expected to continue to weigh on some consumer and corporate segments.
–In most markets, unemployment is forecast to rise moderately in
2025 as economic activity slows, although it will remain low by historical standards.
–Inflation is forecast to increase in several of our main markets, as a result of tariffs, even as services price inflation is expected to ease as wage growth moderates. However, inflation largely remains within central banks’ target ranges from 2025.
–Housing market conditions remain mixed, with more muted price growth in the UK and France.
–Challenging conditions are also forecast to continue in certain segments of the commercial property sector in a number of our key markets. Structural changes to demand in the office segment in particular have driven lower valuations.
–Policy interest rates in key markets are forecast to gradually decline further in 2025. In the longer term, they are expected to remain at a higher level than in recent years.
–The Brent crude oil price is forecast to average around $69 per barrel over the projection period.
The Central scenario was created with forecasts available in late
November and reviewed continually until the end of December 2024.
In accordance with HSBC’s scenario framework, a probability weight of 75% has been assigned to the Central scenario for the UK and
France.

60	HSBC Bank plc
Risk

The following tables describe key macroeconomic variables in the consensus Central scenario.

Consensus Central scenario 2025–2029 (as at 4Q24)
	UK	France
GDP (annual average growth rate, %)
2025	1.2	0.9
2026	1.3	0.9
2027	1.8	1.4
2028	1.6	1.5
2029	1.6	1.4
5-year average[1]	1.5	1.2
Unemployment rate (%)
2025	4.9	7.5
2026	4.7	7.3
2027	4.5	7.2
2028	4.3	7.0
2029	4.3	7.0
5-year average[1]	4.5	7.2
House prices (annual average growth rate, %)
2025	1.4	2.1
2026	3.8	4.4
2027	4.6	4.4
2028	3.5	3.8
2029	2.7	3.1
5-year average[1]	3.2	3.6
Inflation (annual average growth rate, %)
2025	2.4	1.2
2026	2.1	1.6
2027	2.1	2.0
2028	2.0	2.3
2029	2.0	2.2
5-year average[1]	2.1	1.9
Central bank policy rate (annual average, %)
2025	4.2	2.1
2026	3.9	1.8
2027	3.8	2.0
2028	3.7	2.0
2029	3.7	2.1
5-year average[1]	3.9	2.0
1The five-year average is calculated over a projected period of 20 quarters from 1Q25 to 4Q29.

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	France
GDP (annual average growth rate, %)
2024	0.3	0.8
2025	1.2	1.5
2026	1.7	1.6
2027	1.6	1.5
2028	1.6	1.5
5-year average[1]	1.3	1.4
Unemployment rate (%)
2024	4.7	7.5
2025	4.6	7.3
2026	4.3	7.0
2027	4.2	6.8
2028	4.2	6.8
5-year average[1]	4.4	7.1
House prices (annual average growth rate, %)
2024	(5.5)	(1.0)
2025	0.1	2.4
2026	3.5	4.0
2027	3.0	4.4
2028	3.0	4.0
5-year average[1]	0.8	2.8
Inflation (annual average growth rate, %)
2024	3.2	2.7
2025	2.2	1.8
2026	2.2	1.7
2027	2.3	1.9
2028	2.3	2.1
5-year average[1]	2.4	2.0
Central bank policy rate (annual average, %)
2024	5.0	3.6
2025	4.3	2.8
2026	3.9	2.6
2027	3.8	2.6
2028	3.7	2.7
5-year average[1]	4.1	2.9
1The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.

HSBC Bank plc	61
The graphs compare the Central scenario at the year end 2023 with economic expectations at the end of 2024.
GDP growth: Comparison of Central scenarios
UK

5
4
3
2
1
0
-1
2024
2025
2026
2027
2028
2029
4Q23 Central
4Q24 Central

4Q23 Central 5Y Average: 1.3%
4Q24 Central 5Y Average: 1.5%
Note: Real GDP shown as year-on-year percentage change.
France

5
4
3
2
1
0
-1
2024
2025
2026
2027
2028
2029
4Q23 Central
4Q24 Central

4Q23 Central 5Y Average: 1.4%
4Q24 Central 5Y Average: 1.2%

Note: Real GDP shown as year-on-year percentage change.
The consensus Upside scenario
Compared with the Central scenario, the consensus Upside scenario features stronger economic activity in the near term, before converging to long-run trend expectations. It also incorporates a faster fall in the rate of inflation than in the Central scenario.
The scenario is consistent with a number of key upside risk themes.
These include only limited increases in tariffs and a faster fall in the rate of inflation that allows central banks to reduce interest rates more quickly. The Upside scenario would also be consistent with a de-escalation in geopolitical tensions, where the Russia-Ukraine war moves quickly towards a conclusion, tensions in the Middle East subside and there is an improvement in the US-China relations become more cordial.
The following tables describe key macroeconomic variables in the consensus Upside scenario.

Consensus Upside scenario 2025-2029 (as at 4Q24)
	UK		France
GDP level (%, start-to-peak)[1]	11.3	(4Q29)	8.9	(4Q29)
Unemployment rate (%, min)[2]	3.5	(3Q26)	6.4	(4Q26)
House price index (%, start-to-peak)[1]	24.2	(4Q29)	22.8	(4Q29)
Inflation rate (YoY % change, min)[3]	1.4	(1Q26)	0.1	(4Q25)
Central bank policy rate (%, min)[2]	3.6	(4Q25)	1.4	(3Q25)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy interest rate in the scenario.
3Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Upside scenario 2024-2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	10.4	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	6.2	(4Q25)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	19.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.5	(3Q24)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	2.6	(2Q26)
1Cumulative change to the highest level of the series during the 20-quarter projection.
2Lowest projected unemployment or policy interest rate in the scenario.
3Lowest projected year-on-year percentage change in inflation in the scenario.
Downside scenarios
Downside scenarios explore the intensification and crystallisation of a number of key economic and financial risks. These include a more material escalation of tariff policies and geopolitical tensions, which disrupt key commodity and goods markets, causing inflation and interest rates to rise, and creating a global recession.
As the geopolitical environment remains volatile and complex, risks include:
–an increase in protectionist policies, as countries that impose tariffs are met with retaliatory actions. This lowers investment, complicates international supply chains, and impedes trade flows;
–broader and more prolonged conflicts in the Middle East and between Russia and Ukraine, which further disrupt energy and food supplies; and
–continued differences between the US and China, which could affect economic confidence, and the global goods trade and supply chains for critical technologies.
High inflation and higher interest rates also remain key risks. Should tariffs increase significantly and geopolitical tensions escalate, energy and food prices could rise and increase pressure on household budgets and firms’ costs. Higher inflation and labour supply shortages could also trigger a wage-price spiral and put sustained pressure on household incomes and corporate margins. In turn, it raises the risk that central banks react by raising interest rates, leading to higher defaults and an economic recession.

62	HSBC Bank plc
Risk

The consensus Downside scenario
In the consensus Downside scenario, economic activity is weaker compared with the Central scenario. In this scenario, GDP declines, unemployment rates rise, and asset prices fall. The scenario features an increase in tariffs over and above those assumed in the Central scenario and an escalation of geopolitical tensions, which causes a rise in inflation, as supply chain constraints intensify, and energy prices rise. The scenario also features a temporary increase in interest rates above the Central scenario, before the effects of weaker consumption demand begin to dominate and commodity prices and inflation fall again.
The following tables describe key macroeconomic variables in the consensus Downside scenario.

Consensus Downside scenario 2025-2029 (as at 4Q24)
	UK		France
GDP level (%, start-to-trough)[1]	(1.0)	(4Q26)	(0.6)	(1Q26)
Unemployment rate (%, max)[2]	6.1	(4Q25)	8.3	(3Q25)
House price index (%, start-to-trough)[1]	(4.5)	(1Q26)	(0.3)	(1Q25)
Inflation rate (YoY % change, max)[3]	3.4	(4Q25)	2.6	(3Q25)
Central bank policy rate (%, max)[2]	5.0	(1Q25)	3.2	(1Q25)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy interest rate in the scenario.
3The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2024-2028 (as at 4Q23)
	UK		France
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(0.3)	(2Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	8.5	(4Q24)
House price index (%, start-to-trough)[1]	(12.0)	(2Q25)	(1.2)	(3Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.8	(2Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	4.2	(1Q24)
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2The highest projected unemployment or policy interest rate in the scenario.
3The highest projected year-on-year percentage change in inflation in the scenario.
Downside 2 scenario
The Downside 2 scenario features a deep global recession and reflects management’s view of the tail of the economic distribution. It incorporates the crystallisation of a number of risks simultaneously, including significant increases in tariffs globally. A further escalation of geopolitical crises is also assumed, which creates severe supply disruptions to goods and energy markets.
In the scenario, as inflation surges and central banks tighten monetary policy further, consumer and business confidence falls. However, this impulse is assumed to be short-lived, as recession takes hold, causing a fall in demand, leading commodity prices to correct sharply and global price inflation to fall.
The following tables describe key macroeconomic variables in the
Downside 2 scenario.

Downside 2 scenario 2025-2029 (as at 4Q24)
	UK		France
GDP level (%, start-to-trough)[1]	(9.1)	(2Q26)	(7.9)	(2Q26)
Unemployment rate (%, max)[2]	8.4	(2Q26)	10.4	(1Q27)
House price index (%, start-to-trough)[1]	(27.2)	(4Q26)	(14.0)	(2Q27)
Inflation rate (YoY % change, max)[3]	10.1	(2Q25)	7.6	(2Q25)
Central bank policy rate (%, max)[2]	5.5	(1Q25)	4.2	(1Q25)
1Cumulative change to the lowest level of the series during the 20-quarter
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
1Cumulative change to the lowest level of the series during the 20-quarter projection.
2 The highest projected unemployment or policy interest rate in the scenario.
3 The highest projected year-on-year percentage change in inflation in the scenario.
The following graphs show the historical and forecasted GDP growth rate for the various economic scenarios in the UK and France.
UK

6
4
2
0
-2
-4
-6
-8
-10
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

France

6
4
2
0
-2
-4
-6
-8
2024
2025
2026
2027
2028
2029
Central
Upside
Downside
Downside 2

Scenario weighting
Scenario weightings are calibrated to probabilities that are determined with reference to consensus probability distributions. Management may then choose to vary weights if they assess that the calibration lags more recent events or does not reflect their view of the distribution of economic and geopolitical risk. Management’s view of the scenarios and the probability distribution takes into consideration the relationship of the consensus scenario to both internal and external assessments of risk.
In assessing the economic environment and the level of risk and uncertainty, management has considered both global and country-
specific factors.
In the fourth quarter of 2024, key considerations around uncertainty focused on:
–US import tariffs and bilateral tariff escalations globally, and the impact to trade and manufacturing supply chains;

HSBC Bank plc	63
–the implications of changes to monetary policy expectations on growth and employment;
–estimation and forecast uncertainty for UK unemployment given ongoing methodology updates at the Office for National Statistics;
and
–risks of an asset price correction given elevated valuations across different asset classes.
Although these factors are significant, management assessed that following the tariff-based adjustment, the Central scenario reflected the most likely future economic outcome and that outer scenarios were sufficiently well calibrated to address the crystallisation of more severe risks.
This led management to assign scenario probabilities that are aligned to the standard scenario probability calibration framework in all major markets. The Central scenario was assigned a 75% probability weighting. The consensus Upside scenario was assigned a 10%
weighting, and the consensus Downside scenario was given 10%.
The Downside 2 was assigned a 5% weighting.
In the UK, tariffs have a small direct impact on GDP growth forecasts in the Central scenario, but indirect effects would be larger through weaker trade and lower global growth. The outlook also remains weak given the only partially offsetting impacts from measures announced in the 2024-2025 Budget and higher US interest rates.
In France, recent domestic political uncertainty is the main factor weighing on reduced growth prospects, and as with other European markets, there are also assumed to be negative impacts stemming from higher US tariffs.
The following tables describe the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	France
4Q24
Upside scenario	10	10	10
Central scenario	75	75	75
Downside scenario	10	10	10
Downside 2 scenario	5	5	5

4Q23
Upside scenario	10	10	10
Central scenario	75	75	75
Downside scenario	10	10	10
Downside 2 scenario	5	5	5
At 31 December 2024, the consensus Upside and Central scenarios for all markets had a combined weighting of 85%, unchanged as at
31 December 2023. Weightings assigned to downside scenarios also remained unchanged.
Critical estimates and judgements
The calculation of ECL under IFRS 9 involved significant judgements, assumptions and estimates at 31 December 2024. These included:
–the selection and configuration of economic scenarios, given the constant change in economic conditions and distribution of
economic risks; and
–estimating the economic effects of those scenarios on ECL, where similar observable historical conditions cannot be captured by the credit risk models.
How economic scenarios are reflected in ECL
calculations
Models are used to reflect economic scenarios in ECL estimates. As described above, modelled assumptions and linkages based on
historical information could not alone produce relevant information under the conditions experienced in 2024, and management
judgemental adjustments were still required to support modelled outcomes.
We have developed globally consistent methodologies for the
application of forward economic guidance into the calculation of ECL for wholesale and retail credit risk. These standard approaches are described below, followed by the management judgemental
adjustments made, including those to reflect the circumstances experienced in 2024.
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
For PD, the impact of economic scenarios is modelled for each portfolio, using historical relationships between default rates and macroeconomic variables. These are included within IFRS 9 ECL estimates using either economic response models or models that contain internal, external and macroeconomic variables. The
macroeconomic impact on PD is modelled over the period equal to the remaining maturity of the assets.
For LGD, the impact is modelled for mortgage portfolios by
forecasting future loan-to-value profiles for the remaining maturity of the asset, using national level house price index forecasts and applying the corresponding LGD expectation relative to the updated forecast collateral values.
For unsecured retail portfolios historically observed recovery rates are leveraged to measure loss. For both mortgages and unsecured, a limited number of portfolios utilise a macroeconomic dependent stressed LGD applied to the Downside 2 scenario.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs and outputs and using
adjustments to ECL based on management judgement and
quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and are allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the
governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 50). Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management
judgemental adjustments to be reviewed regularly and, where

64	HSBC Bank plc
Risk

possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
In addition to management judgemental adjustments there are also
'Other adjustments', which are made to address process limitations and data/model deficiencies and can also include, where appropriate, the impact of new models where governance has sufficiently
progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
'Management judgemental adjustments' and 'Other adjustments'
constitute the total value of adjustments to modelled allowance for
ECL. For the wholesale portfolio, defaulted exposures are assessed individually, and management judgemental adjustments are made only to the performing portfolio.
Management judgemental adjustments made in estimating the
scenario-weighted reported allowance for ECL at 31 December 2024 are set out in the following table.

Management judgemental adjustments to ECL at 31 December 2024[1]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Modelled ECL (A)[3]	125	154	279
Banks, sovereigns, government entities and low-risk counterparties	—	—	—
Corporate lending adjustments	—	25	25
Inflation related adjustments	—	—	—
Other credit judgements	9	(13)	(4)
Total management judgemental adjustments (B)[4]	9	12	21
Other adjustments (C)[5]	(15)	—	(15)
Final ECL (A+B+C)[6]	119	166	285

Management judgemental adjustments to ECL at 31 December 2023[1,7]
	Retail	Wholesale[2]	Total
	£m	£m	£m
Modelled ECL (A)[3]	173	246	419
Banks, sovereigns, government entities and low-risk counterparties	—	—	—
Corporate lending adjustments	—	10	10
Inflation related adjustments	8	—	8
Other credit judgements	9	(63)	(54)
Total management judgemental adjustments (B)[4]	17	(53)	(36)
Other adjustments (C)[5]	(14)	—	(14)
Final ECL (A+B+C)[6]	176	193	369
1Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
3(A) refers to probability-weighted allowance for ECL before any adjustments are applied.
4(B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit loses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-breaking events.
5(C) refers to adjustments to allowance for ECL made to address process limitations and data/model deficiencies and can also include, where appropriate, the impact of new models where governance has sufficiently progressed to allow an accurate estimate of ECL allowance to be incorporated into the total reported ECL.
6As presented within our internal credit risk governance (see page 50).
731 December 2023 includes the retail banking operations in France.
Management judgemental adjustments at 31 December 2024 were
an increase to allowance for ECL of £21m (31 December 2023: £36m decrease).
At 31 December 2024, wholesale management judgemental
adjustments were an increase to allowance for ECL of £12m
(31 December 2023: £53m decrease). Corporate lending adjustments were made to reflect heightened uncertainty to exposures in
automotive and industrial sectors in Germany. Other credit
judgements were due to reduction in BAU adjustments as a result of modelled outcomes better reflecting the key risks at 31 December
2024.
At 31 December 2024, retail management judgemental adjustments were an immaterial increase to allowance for ECL £9m (31 December
2023: £17m increase). Other adjustments are £15m decrease to allowance for ECL as of 31 December 2024 (31 December 2023:
£14m decrease). These adjustments are due to model limitations and country-specific risks related to future macroeconomic conditions not fully captured by the modelled output.
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
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted
(stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessment of allowances for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail mortgage exposures the sensitivity analysis includes allowance for ECL for defaulted obligors of loans and advances. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.
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
The wholesale and retail sensitivity analysis are stated inclusive of management judgmental adjustments, as appropriate to each
scenario.
For both retail and wholesale portfolios, the gross carrying amount of financial instruments are the same under each scenario. For
exposures with similar risk profile and product characteristics, the sensitivity impact is therefore largely the result of changes in macroeconomic assumptions.

HSBC Bank plc	65
Wholesale analysis

IFRS 9 ECL sensitivity to future economic conditions[1,2,3]
	UK	France
	£m	£m
At 31 December 2024
Reported allowance for ECL	39	64
Consensus Central scenario allowance for ECL	35	63
Consensus Upside scenario allowance for ECL	24	55
Consensus Downside scenario allowance for ECL	49	76
Downside 2 scenario allowance for ECL	284	99
Reported gross carrying amount	139,207	145,484

IFRS 9 ECL sensitivity to future economic conditions
	UK	France
	£m	£m
At 31 December 2023
Reported allowance for ECL	67	78
Consensus Central scenario allowance for ECL	55	81
Consensus Upside scenario allowance for ECL	38	72
Consensus Downside scenario allowance for ECL	87	99
Downside 2 scenario allowance for ECL	276	112
Reported gross carrying amount	144,215	142,389
1Allowance for ECL sensitivity includes off-balance sheet financial instruments. These are subject to significant measurement uncertainty.
2Includes low credit-risk financial instruments such as debt instruments at
FVOCI, which have high carrying amounts but low ECL under all the above scenarios.
3Excludes defaulted obligors. For a detailed breakdown of performing and non-performing wholesale portfolio exposures, see page 74.
Retail analysis

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France
	£m	£m
At 31 December 2024
Reported allowance for ECL	2	—
Consensus Central scenario allowance for ECL	2	—
Consensus Upside scenario allowance for ECL	2	—
Consensus Downside scenario allowance for ECL	2	—
Downside 2 scenario allowance for ECL	4	—
Reported gross carrying amount	1,979	—

IFRS 9 ECL sensitivity to future economic conditions[1]
	UK	France[2]
	£m	£m
At 31 December 2023
Reported allowance for ECL	2	74
Consensus Central scenario allowance for ECL	2	74
Consensus Upside scenario allowance for ECL	2	72
Consensus Downside scenario allowance for ECL	3	75
Downside 2 scenario allowance for ECL	4	78
Reported gross carrying amount	1,925	17,187
1Allowance for ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2Included balances and allowance for ECL which have been reclassified from
‘loans and advances to customers’ to ‘assets held for sale’ in the balance sheet at 31 December 2023. This also included any balances and allowance for ECL which continue to be reported as personal lending in ‘loans and advances to customers’ that are in accordance with the basis of inclusion for retail sensitivity analysis. Disposal of our Retail banking operations in
France completed on 1 January 2024.

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees
The following disclosure provides a reconciliation by stage of the group’s gross carrying/nominal amount and allowances for loans and advances to banks and customers, including loan commitments and financial guarantees.
In addition, a reconciliation by stage of the group’s gross carrying amount and allowances for loans and advances to banks and
customers and a reconciliation by stage of the group’s nominal amount and allowances for loan commitments and financial
guarantees were included in this section following the adoption of the recommendations of the Disclosures on Expected Credit Losses
('DECL') Taskforce's third report.
Movements are calculated on a quarterly basis and therefore fully capture stage movements between quarters. If movements were
calculated on a year-to-date basis they would only reflect the opening and closing position of the financial instrument.
The transfers of financial instruments represent the impact of stage transfers upon the gross carrying/nominal amount and associated allowance for ECL. The net remeasurement of ECL arising from transfer of stage represents the increase or decrease due to these transfers, for example, moving from a 12-month (stage 1) to a lifetime
(stage 2) ECL measurement basis. Net remeasurement excludes the underlying customer risk rating (‘CRR’)/PD movements of the financial instruments transferring stage. This is captured, along with other credit quality movements in the ‘changes in risk parameters – credit quality’ line item.
Changes in 'Net new and further lending/repayments' represents the impact from volume movements within the group’s lending portfolio and includes ‘New financial assets originated or purchased’, ‘assets derecognised (including final repayments)’ and ‘changes to risk parameters – further lending/repayment’.

66	HSBC Bank plc
Risk

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1]
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	162,228	(91)	15,445	(147)	2,556	(903)	35	(6)	180,264	(1,147)
Transfers of financial instruments	2,460	(42)	(3,223)	47	763	(5)	—	—	—	—
– transfers from stage 1 to stage 2	(7,440)	8	7,440	(8)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	10,182	(48)	(10,182)	48	—	—	—	—	—	—
– transfers to stage 3	(390)	1	(649)	13	1,039	(14)	—	—	—	—
– transfers from stage 3	108	(3)	168	(6)	(276)	9	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	29	—	(22)	—	—	—	—	—	7
Net new and further lending/ repayments	10,816	7	(1,409)	3	(635)	322	6	(7)	8,778	325
Changes to risk parameters – credit quality	—	23	—	(31)	—	(504)	—	(5)	—	(517)
Changes to models used for ECL calculation	—	(1)	—	17	—	—	—	—	—	16
Assets written off	—	—	—	—	(257)	255	—	—	(257)	255
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(4,916)	2	(345)	2	(83)	24	—	—	(5,344)	28
Others[2]	6,588	(1)	26	(2)	(42)	117	—	—	6,572	114
At 31 Dec 2024	177,176	(74)	10,494	(133)	2,302	(694)	41	(18)	190,013	(919)
ECL income statement change for the period		58		(33)		(182)		(12)		(169)
Recoveries										2
Others										13
Total ECL income statement change for the period										(154)

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	At 31 Dec 2024		12 months ended 31 Dec 2024
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	£m	£m	£m
As above	190,013	(919)	(154)
Other financial assets measured at amortised cost	237,475	(6)	(6)
Non-trading reverse purchase agreement commitments	32,675	—	—
Performance and other guarantees not considered for IFRS 9			(2)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/Summary consolidated income statement	460,163	(925)	(162)
Debt instruments measured at FVOCI	46,649	(22)	(1)
Total allowance for ECL/total income statement ECL change for the period	N/A	(947)	(163)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2024, these amounted to £(0.77)bn and were classified as stage 1 with no ECL.

HSBC Bank plc	67

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	Non credit – impaired				Credit – impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL	Gross carrying/ nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	168,371	(71)	18,059	(200)	2,536	(962)	3	—	188,969	(1,233)
Transfers of financial instruments:	690	(56)	(1,336)	89	646	(33)	—	—	—	—
– transfers from stage 1 to stage 2	(14,106)	11	14,106	(11)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	15,023	(66)	(15,023)	66	—	—	—	—	—	—
– transfers to stage 3	(247)	—	(551)	39	798	(39)	—	—	—	—
– transfers from stage 3	20	(1)	132	(5)	(152)	6	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	48	—	(26)	—	—	—	—	—	22
Net new and further lending/ repayments	4,626	(1)	(1,916)	22	(442)	125	33	—	2,301	146
Changes to risk parameters – credit quality	—	(1)	—	(28)	—	(305)	—	(6)	—	(340)
Changes to model used for ECL calculation	—	(3)	—	18	—	—	—	—	—	15
Assets written off	—	—	—	—	(248)	246	—	—	(248)	246
Credit related modifications that resulted in derecognition	—	—	—	—	(94)	75	—	—	(94)	75
Foreign exchange	(2,398)	2	(231)	2	(49)	17	—	—	(2,678)	21
Others[2]	(9,061)	(9)	869	(24)	207	(66)	(1)	—	(7,986)	(99)
At 31 Dec 2023	162,228	(91)	15,445	(147)	2,556	(903)	35	(6)	180,264	(1,147)
ECL income statement change for the period		43		(14)		(180)		(6)		(157)
Recoveries										5
Others										(12)
Total ECL income statement change for the period										(164)

Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees[1] (continued)
(Audited)
	At 31 Dec 2023		12 months ended 31 Dec 2023
	Gross carrying/ nominal amount	Allowance for ECL	ECL charge
	£m	£m	£m
As above	180,264	(1,147)	(164)
Other financial assets measured at amortised cost	273,728	(70)	—
Non-trading reverse purchase agreement commitments	38,704	—	—
Performance and other guarantees not considered for IFRS 9			(7)
Summary of financial instruments to which the impairment requirements in IFRS 9 are applied/ Summary consolidated income statement	492,696	(1,217)	(171)
Debt instruments measured at FVOCI	37,427	(23)	2
Total allowance for ECL/total income statement ECL change for the period	N/A	(1,240)	(169)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2023, these amounted to £(1.64)bn and were classified as stage 1 with no ECL.

68	HSBC Bank plc
Risk

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	80,612	(76)	7,997	(125)	2,310	(882)	32	(6)	90,951	(1,089)
Transfers of financial instruments	579	(33)	(1,402)	38	823	(5)	—	—	—	—
– transfers from stage 1 to stage 2	(3,332)	7	3,332	(7)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	4,244	(38)	(4,244)	38	—	—	—	—	—	—
– transfers to stage 3	(365)	1	(571)	13	936	(14)	—	—	—	—
– transfers from stage 3	32	(3)	81	(6)	(113)	9	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	22	—	(17)	—	—	—	—	—	5
Net new and further lending/ repayments	4,724	11	(799)	7	(664)	308	6	(7)	3,267	319
Changes to risk parameters – credit quality	—	21	—	(17)	—	(493)	—	(5)	—	(494)
Changes to models used for ECL calculation	—	(3)	—	6	—	—	—	—	—	3
Assets written off	—	—	—	—	(257)	255	—	—	(257)	255
Credit-related modifications that resulted in derecognition	—	—	—	—	—	—	—	—	—	—
Foreign exchange	(2,143)	2	(209)	2	(74)	23	—	—	(2,426)	27
Others[1]	6,529	(2)	26	(2)	(42)	117	—	—	6,513	113
At 31 Dec 2024	90,301	(58)	5,613	(108)	2,096	(677)	38	(18)	98,048	(861)
ECL income statement change for the period	—	51	—	(21)	—	(185)	—	(12)	—	(167)
Recoveries										2
Others										12
Total ECL income statement change for the period										(153)
1Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2024, these amounted to £(0.68)bn and were classified as stage 1 with no ECL.

Reconciliation of changes in gross carrying amount and allowances for loans and advances to banks and customers (continued)
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL	Gross carrying amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	80,347	(55)	8,230	(166)	2,289	(922)	3	—	90,869	(1,143)
Transfers of financial instruments	(98)	(42)	(500)	78	598	(36)	—	—	—	—
– transfers from stage 1 to stage 2	(7,192)	10	7,192	(10)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	7,301	(51)	(7,301)	51	—	—	—	—	—	—
– transfers to stage 3	(226)	—	(465)	39	691	(39)	—	—	—	—
– transfers from stage 3	19	(1)	74	(2)	(93)	3	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	36	—	(22)	—	—	—	—	—	14
Net new and further lending/ repayments	3,230	(9)	(923)	15	(401)	94	30	—	1,936	100
Changes to risk parameters – credit quality	—	1	—	(10)	—	(289)	—	(6)	—	(304)
Changes to models used for ECL calculation	—	2	—	4	—	—	—	—	—	6
Assets written off	—	—	—	—	(248)	246	—	—	(248)	246
Credit-related modifications that resulted in derecognition	—	—	—	—	(94)	75	—	—	(94)	75
Foreign exchange	(1,264)	1	(148)	1	(48)	17	—	—	(1,460)	19
Others[1]	(1,603)	(10)	1,338	(25)	214	(67)	(1)	—	(52)	(102)
At 31 Dec 2023	80,612	(76)	7,997	(125)	2,310	(882)	32	(6)	90,951	(1,089)
ECL income statement change for the period	—	30	—	(13)	—	(195)	—	(6)	—	(184)
Recoveries										5
Others										(20)
Total ECL income statement change for the period										(199)
1Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2023, these amounted to £(1.17)bn and were classified as stage 1 with no ECL.

HSBC Bank plc	69

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees[1]
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	81,616	(15)	7,448	(22)	246	(21)	3	—	89,313	(58)
Transfers of financial instruments	1,881	(9)	(1,821)	9	(60)	—	—	—	—	—
– transfers from stage 1 to stage 2	(4,108)	1	4,108	(1)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	5,938	(10)	(5,938)	10	—	—	—	—	—	—
– transfers to stage 3	(25)	—	(78)	—	103	—	—	—	—	—
– transfers from stage 3	76	—	87	—	(163)	—	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	7	—	(5)	—	—	—	—	—	2
Net new and further lending/ repayments	6,092	(4)	(610)	(4)	29	14	—	—	5,511	6
Changes to risk parameters – credit quality	—	2	—	(14)	—	(11)	—	—	—	(23)
Changes to models used for ECL calculation	—	2	—	11	—	—	—	—	—	13
Foreign exchange	(2,773)	—	(136)	—	(9)	1	—	—	(2,918)	1
Others[2]	59	1	—	—	—	—	—	—	59	1
At 31 Dec 2024	86,875	(16)	4,881	(25)	206	(17)	3	—	91,965	(58)
ECL income statement change for the period	—	7	—	(12)	—	3	—	—	—	(2)
Recoveries										—
Others										1
Total ECL income statement change for the period										(1)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2024, these amounted to £(0.10)bn and were classified as stage 1 with no ECL.

Reconciliation of changes in nominal amount and allowances for loan commitments and financial guarantees[1]
(Audited)
	Non-credit impaired				Credit impaired
	Stage 1		Stage 2		Stage 3		POCI		Total
	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL	Nominal amount	Allowance for ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	88,024	(16)	9,829	(34)	247	(40)	—	—	98,100	(90)
Transfers of financial instruments	788	(14)	(836)	11	48	3	—	—	—	—
– transfers from stage 1 to stage 2	(6,914)	1	6,914	(1)	—	—	—	—	—	—
– transfers from stage 2 to stage 1	7,722	(15)	(7,722)	15	—	—	—	—	—	—
– transfers to stage 3	(21)	—	(86)	—	107	—	—	—	—	—
– transfers from stage 3	1	—	58	(3)	(59)	3	—	—	—	—
Net remeasurement of ECL arising from transfer of stage	—	12	—	(4)	—	—	—	—	—	8
Net new and further lending/ repayments	1,396	8	(993)	7	(41)	31	3	—	365	46
Changes to risk parameters – credit quality	—	(2)	—	(18)	—	(16)	—	—	—	(36)
Changes to models used for ECL calculation	—	(5)	—	14	—	—	—	—	—	9
Foreign exchange	(1,134)	1	(83)	1	(1)	—	—	—	(1,218)	2
Others[2]	(7,458)	1	(469)	1	(7)	1	—	—	(7,934)	3
At 31 Dec 2023	81,616	(15)	7,448	(22)	246	(21)	3	—	89,313	(58)
ECL income statement change for the period	—	13	—	(1)	—	15	—	—	—	27
Recoveries										—
Others										8
Total ECL income statement change for the period										35
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Includes the period on period movement in exposures relating to other HSBC Group companies. As at 31 December 2023, these amounted to £(0.47)bn and were classified as stage 1 with no ECL.

70	HSBC Bank plc
Risk

Credit quality
Credit quality of financial instruments
(Audited)
We assess the credit quality of all financial instruments that are subject to credit risk. The credit quality of financial instruments is a point-in-time assessment of the PD, whereas stages 1 and 2 are determined based on relative deterioration of credit quality since initial recognition for most portfolios. Accordingly, for non-credit-impaired financial instruments, there is no direct relationship between the credit quality assessment and stages 1 and 2, although typically the lower credit quality bands exhibit a higher proportion in stage 2.
The five credit quality classifications provided below each encompass a range of granular internal credit rating grades assigned to wholesale and personal lending businesses and the external ratings attributed by external agencies to debt securities, as shown in the table on page
51.

Distribution of financial instruments by credit quality at 31 December 2024
(Audited)
	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	41,588	17,843	19,698	2,261	2,134	83,524	(858)	82,666
– personal	16,984	1,433	1,209	62	259	19,947	(112)	19,835
– corporate and commercial	16,976	12,162	14,548	2,075	1,666	47,427	(592)	46,835
– non-bank financial institutions	7,628	4,248	3,941	124	209	16,150	(154)	15,996
Loans and advances to banks held at amortised cost	13,029	724	762	9	—	14,524	(3)	14,521
Cash and balances at central banks	119,184	—	—	—	—	119,184	—	119,184
Reverse repurchase agreements – non- trading	39,233	12,426	1,952	1	—	53,612	—	53,612
Financial investments	11,236	—	990	—	—	12,226	—	12,226
Assets held for sale	1,933	363	278	—	17	2,591	(3)	2,588
Other assets	48,187	670	975	6	24	49,862	(3)	49,859
– endorsements and acceptances	69	—	1	—	—	70	—	70
– accrued income and other	48,118	670	974	6	24	49,792	(3)	49,789
Debt instruments measured at fair value through other comprehensive income[1]	46,733	262	1,076	71	—	48,142	(22)	48,120
Out-of-scope for IFRS 9 ECL
Trading assets	31,137	9,983	8,075	1,723	32	50,950	—	50,950
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	606	1,854	928	1	—	3,389	—	3,389
Derivatives	173,222	20,632	4,163	146	9	198,172	—	198,172
Assets held for sale	2,406	—	—	—	—	2,406	—	2,406
Total gross carrying amount on balance sheet	528,494	64,757	38,897	4,218	2,216	638,582	(889)	637,693
Percentage of total credit quality (%)	82.8	10.1	6.1	0.7	0.3	100.0
Loans and other credit-related commitments	73,726	28,582	17,150	2,141	165	121,764	(49)	121,715
Financial guarantees	1,348	794	660	30	44	2,876	(9)	2,867
In-scope: Irrevocable loan commitments and financial guarantees	75,074	29,376	17,810	2,171	209	124,640	(58)	124,582
Loans and other credit-related commitments	3,159	2,217	809	50	7	6,242	—	6,242
Performance and other guarantees	9,787	5,784	3,518	240	135	19,464	(26)	19,438
Out-of-scope: Revocable loan commitments and non-financial guarantees	12,946	8,001	4,327	290	142	25,706	(26)	25,680
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Bank plc	71

Distribution of financial instruments by credit quality at 31 December 2023 (continued)
(Audited)
	Gross carrying/notional amount						Allowance for ECL/ other credit provisions	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
In-scope for IFRS 9 ECL
Loans and advances to customers held at amortised cost	32,567	18,634	19,627	3,409	2,342	76,579	(1,088)	75,491
– personal	8,702	2,612	1,388	115	214	13,031	(108)	12,923
– corporate and commercial	18,044	12,815	14,876	3,228	1,805	50,768	(825)	49,943
– non-bank financial institutions	5,821	3,207	3,363	66	323	12,780	(155)	12,625
Loans and advances to banks held at amortised cost	13,247	415	710	—	—	14,372	(1)	14,371
Cash and balances at central banks	110,570	—	48	—	—	110,618	—	110,618
Reverse repurchase agreements – non- trading	57,144	13,183	3,128	39	—	73,494	—	73,494
Financial investments	8,840	—	21	—	—	8,861	—	8,861
Assets held for sale	19,461	1,232	852	95	156	21,796	(64)	21,732
Other assets	57,012	652	1,225	44	26	58,959	(6)	58,953
– endorsements and acceptances	224	6	20	—	—	250	—	250
– accrued income and other	56,788	646	1,205	44	26	58,709	(6)	58,703
Debt instruments measured at fair value through other comprehensive income[1]	35,513	2,241	760	82	—	38,596	(23)	38,573
Out-of-scope for IFRS 9 ECL
Trading assets	34,923	8,555	6,378	820	—	50,676	—	50,676
Other financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,439	965	1,536	5	—	4,945	—	4,945
Derivatives	155,106	15,499	3,457	46	8	174,116	—	174,116
Assets held for sale	101	—	—	—	—	101	—	101
Total gross carrying amount on balance sheet	526,923	61,376	37,742	4,540	2,532	633,113	(1,182)	631,931
Percentage of total credit quality (%)	83	10	6	1	0	100.0
Loans and other credit-related commitments	83,907	27,038	13,012	1,482	177	125,616	(42)	125,574
Financial guarantees	1,270	530	503	26	72	2,401	(16)	2,385
In-scope: Irrevocable loan commitments and financial guarantees	85,177	27,568	13,515	1,508	249	128,017	(58)	127,959
Loans and other credit-related commitments	3,269	2,091	806	42	5	6,213	—	6,213
Performance and other guarantees	9,582	5,357	3,917	484	208	19,548	(25)	19,523
Out-of-scope: Revocable loan commitments and non-financial guarantees	12,851	7,448	4,723	526	213	25,761	(25)	25,736
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

72	HSBC Bank plc
Risk

Distribution of financial instruments to which the impairment requirements in IFRS 9 are applied, by credit quality and stage allocation
(Audited)
	Gross carrying/notional amount						Allowance for ECL	Net
	Strong	Good	Satisfactory	Sub- standard	Credit impaired	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Loans and advances to customers at amortised cost	41,588	17,843	19,698	2,261	2,134	83,524	(858)	82,666
– stage 1	41,150	17,227	16,555	912	—	75,844	(56)	75,788
– stage 2	438	616	3,143	1,349	—	5,546	(107)	5,439
– stage 3	—	—	—	—	2,096	2,096	(677)	1,419
– POCI	—	—	—	—	38	38	(18)	20
Loans and advances to banks at amortised cost	13,029	724	762	9	—	14,524	(3)	14,521
– stage 1	12,983	708	758	8	—	14,457	(2)	14,455
– stage 2	46	16	4	1	—	67	(1)	66
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	219,773	13,459	4,195	7	41	237,475	(6)	237,469
– stage 1	219,771	13,432	4,170	2	—	237,375	(4)	237,371
– stage 2	2	27	25	5	—	59	—	59
– stage 3	—	—	—	—	41	41	(2)	39
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	73,726	28,582	17,150	2,141	165	121,764	(49)	121,715
– stage 1	73,328	26,774	15,172	1,513	—	116,787	(14)	116,773
– stage 2	398	1,808	1,978	628	—	4,812	(24)	4,788
– stage 3	—	—	—	—	162	162	(11)	151
– POCI	—	—	—	—	3	3	—	3
Financial guarantees	1,348	794	660	30	44	2,876	(9)	2,867
– stage 1	1,348	785	626	4	—	2,763	(2)	2,761
– stage 2	—	9	34	26	—	69	(1)	68
– stage 3	—	—	—	—	44	44	(6)	38
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2024	349,464	61,402	42,465	4,448	2,384	460,163	(925)	459,238
Debt instruments at FVOCI[1]
– stage 1	46,694	262	1,072	—	—	48,028	(7)	48,021
– stage 2	39	—	4	71	—	114	(15)	99
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2024	46,733	262	1,076	71	—	48,142	(22)	48,120

Loans and advances to customers at amortised cost	32,567	18,634	19,627	3,409	2,342	76,579	(1,088)	75,491
– stage 1	31,644	17,295	16,071	1,346	—	66,356	(75)	66,281
– stage 2	923	1,339	3,556	2,063	—	7,881	(125)	7,756
– stage 3	—	—	—	—	2,310	2,310	(882)	1,428
– POCI	—	—	—	—	32	32	(6)	26
Loans and advances to banks at amortised cost	13,247	415	710	—	—	14,372	(1)	14,371
– stage 1	13,220	414	622	—	—	14,256	(1)	14,255
– stage 2	27	1	88	—	—	116	—	116
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
Other financial assets measured at amortised cost	253,027	15,067	5,274	178	182	273,728	(70)	273,658
– stage 1	252,841	14,788	4,843	85	—	272,557	(5)	272,552
– stage 2	186	279	431	93	—	989	(8)	981
– stage 3	—	—	—	—	182	182	(57)	125
– POCI	—	—	—	—	—	—	—	—
Loans and other credit-related commitments	83,907	27,038	13,012	1,482	177	125,616	(42)	125,574
– stage 1	81,341	25,083	10,962	856	—	118,242	(13)	118,229
– stage 2	2,566	1,955	2,050	626	—	7,197	(21)	7,176
– stage 3	—	—	—	—	174	174	(8)	166
– POCI	—	—	—	—	3	3	—	3
Financial guarantees	1,270	530	503	26	72	2,401	(16)	2,385
– stage 1	1,269	483	322	4	—	2,078	(2)	2,076
– stage 2	1	47	181	22	—	251	(1)	250
– stage 3	—	—	—	—	72	72	(13)	59
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	384,018	61,684	39,126	5,095	2,773	492,696	(1,217)	491,479
Debt instruments at FVOCI[1]
– stage 1	35,473	2,241	722	—	—	38,436	(9)	38,427
– stage 2	40	—	38	82	—	160	(14)	146
– stage 3	—	—	—	—	—	—	—	—
– POCI	—	—	—	—	—	—	—	—
At 31 Dec 2023	35,513	2,241	760	82	—	38,596	(23)	38,573
1For the purposes of this disclosure, gross carrying amount is defined as the amortised cost of a financial asset, before adjusting for any loss allowance. As such, the gross carrying amount of debt instruments at FVOCI as presented above will not reconcile to the balance sheet as it excludes fair value gains and losses.

HSBC Bank plc	73
Credit‑impaired loans
(Audited)
The group determines that a financial instrument is credit impaired and in stage 3 by considering relevant objective evidence, primarily whether:
–contractual payments of either principal or interest are past due for more than 90 days;
–there are other indications that the borrower is unlikely to pay, such as when a concession has been granted to the borrower for economic or legal reasons relating to the borrower’s financial condition; and
–the loan is otherwise considered to be in default. If such
unlikeliness to pay is not identified at an earlier stage, it is deemed to occur when an exposure is 90 days past due. Therefore, the definitions of credit impaired and default are aligned as far as possible so that stage 3 represents all loans which are considered defaulted or otherwise credit impaired.
Forbearance
The following table shows the gross carrying amount and allowance for ECL of the group’s holdings of forborne loans and advances to customers by industry sector and by stages.
A summary of our current policies and practices for forbearance is set out in
'Credit risk management' on page 51.

Forborne loans and advances to customers at amortised cost by stage allocation
	Performing forborne	Non-performing forborne		Total forborne
	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m
Gross carrying amount
Personal	78	111	—	189
– first lien residential mortgages	50	105	—	155
– guaranteed loans in respect of residential property	26	4	—	30
– other personal lending which is secured	—	1	—	1
– credit cards	1	—	—	1
– other personal lending which is unsecured	1	1	—	2
Wholesale	1,122	1,114	34	2,270
– corporate and commercial	1,118	1,111	34	2,263
– non-bank financial institutions	4	3	—	7
At 31 Dec 2024	1,200	1,225	34	2,459
Allowance for ECL
Personal	(4)	(36)	—	(40)
– first lien residential mortgages	(3)	(35)	—	(38)
– guaranteed loans in respect of residential property	(1)	(1)	—	(2)
– other personal lending which is secured	—	—	—	—
– credit cards	—	—	—	—
– other personal lending which is unsecured	—	—	—	—
Wholesale	(25)	(316)	(18)	(359)
– corporate and commercial	(25)	(316)	(18)	(359)
– non-bank financial institutions	—	—	—	—
At 31 Dec 2024	(29)	(352)	(18)	(399)

Gross carrying amount
Personal	88	127	—	215
– first lien residential mortgages	66	120	—	186
– guaranteed loans in respect of residential property	19	6	—	25
– other personal lending which is secured	1	—	—	1
– credit cards	1	—	—	1
– other personal lending which is unsecured	1	1	—	2
Wholesale	1,545	788	24	2,357
– corporate and commercial	1,510	778	24	2,312
– non-bank financial institutions	35	10	—	45
At 31 Dec 2023	1,633	915	24	2,572
Allowance for ECL
Personal	(4)	(39)	—	(43)
– first lien residential mortgages	(4)	(39)	—	(43)
– guaranteed loans in respect of residential property	—	—	—	—
– other personal lending which is secured	—	—	—	—
– credit cards	—	—	—	—
– other personal lending which is unsecured	—	—	—	—
Wholesale	(15)	(267)	(6)	(288)
– corporate and commercial	(14)	(263)	(6)	(283)
– non-bank financial institutions	(1)	(4)	—	(5)
At 31 Dec 2023	(19)	(306)	(6)	(331)

74	HSBC Bank plc
Risk

Wholesale lending
This section presents further disclosures related to wholesale lending.
It provides details of the major countries, industries and customer classification that are driving the change observed in wholesale loans and advances to banks and customers.
Further granularity is also provided by stage, with data for our main countries presented for gross loans and advances to banks and customers, loan and other credit-related commitments and financial guarantees.
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

Total wholesale lending for loans and advances to banks and customers by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	41,386	4,375	1,628	38	47,427	(35)	(85)	(454)	(18)	(592)
– agriculture, forestry and fishing	178	44	17	—	239	—	(1)	(4)	—	(5)
– mining and quarrying	785	1	203	—	989	(1)	—	—	—	(1)
– manufacture	8,649	711	254	—	9,614	(7)	(25)	(61)	—	(93)
– electricity, gas, steam and air- conditioning supply	1,060	103	50	—	1,213	(1)	(2)	(1)	—	(4)
– water supply, sewerage, waste management and remediation	262	40	—	—	302	—	—	—	—	—
– construction and real estate	4,003	426	194	34	4,657	(5)	(13)	(30)	(18)	(66)
– wholesale and retail trade, repair of motor vehicles and motorcycles	7,549	645	193	1	8,388	(3)	(6)	(85)	—	(94)
– transportation and storage	2,071	833	206	—	3,110	(1)	(5)	(152)	—	(158)
– accommodation and food	792	14	15	—	821	(3)	—	(4)	—	(7)
– publishing, audiovisual and broadcasting	2,622	166	13	—	2,801	(1)	(2)	(4)	—	(7)
– professional, scientific and technical activities	4,972	662	261	3	5,898	(5)	(15)	(56)	—	(76)
– administrative and support services	4,588	397	174	—	5,159	(5)	(4)	(51)	—	(60)
– public administration and defence, compulsory social security	3	—	—	—	3	—	—	—	—	—
– education	20	7	—	—	27	—	—	—	—	—
– health and care	44	15	4	—	63	—	—	(2)	—	(2)
– arts, entertainment and recreation	162	7	1	—	170	(1)	—	—	—	(1)
– other services	1,648	194	2	—	1,844	(1)	(2)	(1)	—	(4)
– activities of households	—	—	—	—	—	—	—	—	—	—
– extra-territorial organisations and bodies activities	—	—	—	—	—	—	—	—	—	—
– government	1,963	99	41	—	2,103	(1)	—	(3)	—	(4)
– asset-backed securities	15	11	—	—	26	—	(10)	—	—	(10)
Non-bank financial institutions	15,725	216	209	—	16,150	(7)	(3)	(144)	—	(154)
Loans and advances to banks	14,457	67	—	—	14,524	(2)	(1)	—	—	(3)
At 31 Dec 2024	71,568	4,658	1,837	38	78,101	(44)	(89)	(598)	(18)	(749)
By geography
UK	35,755	851	529	37	37,172	(10)	(21)	(309)	(18)	(358)
France	24,593	2,602	899	1	28,095	(21)	(31)	(159)	—	(211)
Other countries[1]	11,220	1,205	409	—	12,834	(13)	(37)	(130)	—	(180)
At 31 Dec 2024	71,568	4,658	1,837	38	78,101	(44)	(89)	(598)	(18)	(749)
1Other countries include HSBC Germany Branch which was presented separately in 2023.

Total wholesale lending for loans and other credit-related commitments and financial guarantees by stage distribution[1]
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	59,569	3,818	189	3	63,579	(14)	(23)	(15)	—	(52)
Financial	58,702	1,058	15	—	59,775	(2)	(2)	(2)	—	(6)
At 31 Dec 2024	118,271	4,876	204	3	123,354	(16)	(25)	(17)	—	(58)
By geography
UK	31,941	1,829	29	3	33,802	(6)	(12)	(5)	—	(23)
France	74,201	1,954	56	—	76,211	(4)	(4)	(9)	—	(17)
Other countries[2]	12,129	1,093	119	—	13,341	(6)	(9)	(3)	—	(18)
At 31 Dec 2024	118,271	4,876	204	3	123,354	(16)	(25)	(17)	—	(58)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
2Other countries include HSBC Germany Branch which was presented separately in 2023.

HSBC Bank plc	75

Total wholesale lending for loans and advances to banks and customers by stage distribution (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	42,982	5,981	1,773	32	50,768	(48)	(98)	(673)	(6)	(825)
– agriculture, forestry and fishing	299	7	28	—	334	(1)	—	(9)	—	(10)
– mining and quarrying	584	157	162	—	903	(1)	(3)	—	—	(4)
– manufacture	8,267	1,465	348	—	10,080	(6)	(17)	(123)	—	(146)
– electricity, gas, steam and air- conditioning supply	1,254	98	69	—	1,421	(2)	(1)	(6)	—	(9)
– water supply, sewerage, waste management and remediation	359	42	5	—	406	—	—	(4)	—	(4)
– construction	4,470	464	192	26	5,152	(11)	(11)	(55)	(6)	(83)
– wholesale and retail trade, repair of motor vehicles and motorcycles	9,118	689	186	1	9,994	(5)	(6)	(107)	—	(118)
– transportation and storage	2,085	969	151	—	3,205	(2)	(7)	(101)	—	(110)
– accommodation and food	758	174	38	—	970	(2)	(5)	(11)	—	(18)
– publishing, audiovisual and broadcasting	3,400	262	28	—	3,690	(3)	(15)	(16)	—	(34)
– professional, scientific and technical activities	4,841	844	322	5	6,012	(6)	(12)	(157)	—	(175)
– administrative and support services	5,032	358	115	—	5,505	(6)	(7)	(56)	—	(69)
– public administration and defence, compulsory social security	4	—	—	—	4	—	—	—	—	—
– education	23	3	1	—	27	—	—	—	—	—
– health and care	91	4	5	—	100	—	—	(2)	—	(2)
– arts, entertainment and recreation	61	36	3	—	100	—	(1)	(1)	—	(2)
– other services	1,196	289	70	—	1,555	(3)	(2)	(23)	—	(28)
– activities of households	1	—	—	—	1	—	—	—	—	—
– extra-territorial organisations and bodies activities	1	—	—	—	1	—	—	—	—	—
– government	1,123	109	50	—	1,282	—	—	(2)	—	(2)
– asset-backed securities	15	11	—	—	26	—	(11)	—	—	(11)
Non-bank financial institutions	11,927	530	323	—	12,780	(7)	(10)	(138)	—	(155)
Loans and advances to banks	14,256	116	—	—	14,372	(1)	—	—	—	(1)
At 31 Dec 2023	69,165	6,627	2,096	32	77,920	(56)	(108)	(811)	(6)	(981)
By geography
UK	32,334	2,229	648	25	35,236	(11)	(45)	(258)	(6)	(320)
France	24,264	2,669	1,148	6	28,087	(27)	(40)	(447)	—	(514)
Other countries[1]	12,567	1,729	300	1	14,597	(18)	(23)	(106)	—	(147)
At 31 Dec 2023	69,165	6,627	2,096	32	77,920	(56)	(108)	(811)	(6)	(981)
1Other countries include HSBC Germany Branch which was presented separately in 2023.

Total wholesale lending for loans and other credit-related commitments and financial guarantees[1] by stage distribution (continued)
	Nominal amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate and commercial	59,282	4,883	226	3	64,394	(12)	(18)	(20)	—	(50)
Financial	59,760	2,536	17	—	62,313	(3)	(4)	(1)	—	(8)
At 31 Dec 2023	119,042	7,419	243	3	126,707	(15)	(22)	(21)	—	(58)
By geography
Europe	119,042	7,419	243	3	126,707	(15)	(22)	(21)	—	(58)
– of which: UK	27,612	4,704	13	3	32,332	(5)	(14)	(1)	—	(20)
– of which: France	81,739	1,405	77	—	83,221	(5)	(3)	(7)	—	(15)
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

76	HSBC Bank plc
Risk

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
Collateral on loans and advances
Collateral held is analysed for other corporate, commercial and financial (non-bank) lending. The following table includes off-balance sheet loan commitments, primarily undrawn credit lines.
The collateral measured in the following table consists of charges over cash and marketable financial instruments. The values in the table represent the expected market value on an open market basis, actual values realised are a function of market conditions. No adjustment has been made to the collateral for any expected costs of recovery. Marketable securities are measured at their fair value.
Other types of collateral such as unsupported guarantees and floating charges over the assets of a customer’s business are not measured in the following table. While such mitigants have value, often providing rights in insolvency, their assignable value is not sufficiently certain and they are therefore assigned no value for disclosure purposes.
The LTV ratios presented are calculated by directly associating loans and advances with the collateral that individually and uniquely supports each facility. When collateral assets are shared by multiple loans and advances, whether specifically or, more generally, by way of an all monies charge, the collateral value is pro-rated across the loans and advances protected by the collateral.
For credit-impaired loans, the collateral values cannot be directly compared with impairment allowances recognised. The LTV figures use open market values with no adjustments, actual values realised are a function of market conditions. Impairment allowances are calculated on a different basis, by considering other cash flows and adjusting collateral values for costs of realising collateral as explained further on page 127.
Other corporate, commercial and financial (non-bank) loans
and advances
Other corporate, commercial and financial (non-bank) loans are analysed in the following table, which focuses on the countries containing the majority of our loans and advances balances. For financing activities in other corporate and commercial lending, collateral value is not strongly correlated to principal repayment performance.
Collateral values are generally refreshed when an obligor’s general credit performance deteriorates and we have to assess the likely performance of secondary sources of repayment should it prove necessary to rely on them.

HSBC Bank plc	77

Wholesale lending – other corporate, commercial and financial (non-bank) loans and advances including loan commitments by level of collateral for key countries/territories (by stage)
(Audited)
	Gross carrying/nominal amount					ECL coverage
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	£m	£m	£m	£m	£m	%	%	%	%	%
Not collateralised	125,338	7,660	1,254	4	134,256	—	1.0	42.8	—	0.5
Fully collateralised by LTV ratio	11,789	762	109	—	12,660	0.1	1.2	10.1	—	0.2
– less than 50%	5,211	289	17	—	5,517	0.1	1.4	23.5	—	0.2
– 51% to 75%	2,298	143	13	—	2,454	—	0.7	30.8	—	0.2
– 76% to 90%	1,139	34	3	—	1,176	0.1	2.9	33.3	—	0.3
– 91% to 100%	3,141	296	76	—	3,513	—	1.0	2.6	—	0.2
Partially collateralised (A): LTV > 100%	4,056	755	469	—	5,280	—	1.9	6.8	—	0.9
– collateral value on A	3,230	419	147	—	3,796
Total at 31 Dec 2024	141,183	9,177	1,832	4	152,196	—	1.1	31.7	—	0.5
of which: UK
Not collateralised	47,979	2,314	544	3	50,840	—	1.3	56.4	—	0.7
Fully collateralised by LTV ratio	4,838	169	3	—	5,010	—	0.6	66.7	—	0.1
– less than 50%	1,521	79	—	—	1,600	—	1.3	—	—	0.1
– 51% to 75%	894	88	1	—	983	—	—	—	—	—
– 76% to 90%	502	—	—	—	502	—	—	—	—	—
– 91% to 100%	1,921	2	2	—	1,925	—	—	100.0	—	0.1
Partially collateralised (B): LTV > 100%	113	2	4	—	119	—	—	25.0	—	0.8
– collateral value on B	76	—	1	—	77
Total UK at 31 Dec 2024	52,930	2,485	551	3	55,969	—	1.2	56.3	—	0.6
of which: France
Not collateralised	58,509	3,513	322	1	62,345	—	0.8	38.2	—	0.3
Fully collateralised by LTV ratio	3,430	171	83	—	3,684	0.1	0.6	2.4	—	0.1
– less than 50%	1,904	107	3	—	2,014	0.1	0.9	—	—	0.1
– 51% to 75%	1,037	44	4	—	1,085	0.1	—	25.0	—	0.2
– 76% to 90%	238	15	2	—	255	—	—	50.0	—	0.4
– 91% to 100%	251	5	74	—	330	—	—	—	—	—
Partially collateralised (C): LTV > 100%	2,858	643	406	—	3,907	—	0.3	5.2	—	0.6
– collateral value on C	2,239	394	111	—	2,744
Total France at 31 Dec 2024	64,797	4,327	811	1	69,936	—	0.7	18.0	—	0.3

Not collateralised	115,898	10,983	1,617	6	128,504	—	1.0	43.8	—	0.7
Fully collateralised by LTV ratio	8,709	908	101	—	9,718	0.1	1.2	23.8	—	0.4
– less than 50%	2,221	342	41	—	2,604	0.2	1.5	24.4	—	0.7
– 51% to 75%	1,830	196	29	—	2,055	0.1	1.0	20.7	—	0.4
– 76% to 90%	336	149	13	—	498	—	0.7	38.5	—	1.2
– 91% to 100%	4,322	221	18	—	4,561	—	1.8	22.2	—	0.2
Partially collateralised (A): LTV > 100%	3,709	821	404	1	4,935	0.1	0.5	12.1	—	1.1
– collateral value on A	2,963	595	135	1	3,694
Total at 31 Dec 2023	128,316	12,712	2,122	7	143,157	—	1.0	36.8	—	0.7
of which: UK
Not collateralised	42,157	5,901	622	—	48,680	—	0.9	38.7	—	0.6
Fully collateralised by LTV ratio	4,464	168	11	—	4,643	—	—	27.3	—	0.1
– less than 50%	654	119	6	—	779	—	—	16.7	—	0.1
– 51% to 75%	1,031	47	3	—	1,081	—	—	—	—	—
– 76% to 90%	33	—	2	—	35	—	—	100.0	—	5.7
– 91% to 100%	2,746	2	—	—	2,748	—	—	—	—	—
Partially collateralised (B): LTV > 100%	229	19	7	—	255	—	—	42.9	—	1.2
– collateral value on B	150	—	2	—	152
Total UK at 31 Dec 2023	46,850	6,088	640	—	53,578	—	0.9	38.6	—	0.6
of which: France
Not collateralised	59,349	2,634	715	6	62,704	—	1.1	53.8	—	0.7
Fully collateralised by LTV ratio	2,110	341	26	—	2,477	0.1	1.2	15.4	—	0.4
– less than 50%	1,047	146	12	—	1,205	0.1	0.7	16.7	—	0.3
– 51% to 75%	614	115	4	—	733	0.2	0.9	25.0	—	0.4
– 76% to 90%	87	19	8	—	114	—	—	12.5	—	0.9
– 91% to 100%	362	61	2	—	425	—	3.3	50.0	—	0.7
Partially collateralised (C): LTV > 100%	3,038	787	390	1	4,216	—	0.4	10.0	—	1.0
– collateral value on C	2,418	583	129	1	3,131
Total France at 31 Dec 2023	64,497	3,762	1,131	7	69,397	—	1.0	37.8	—	0.7

78	HSBC Bank plc
Risk

Other credit risk exposures
In addition to collateralised lending, other credit enhancements are employed and methods used to mitigate credit risk arising from financial assets. These are described in more detail below:
–Some securities issued by governments, banks and other financial institutions benefit from additional credit enhancements provided by government guarantees that cover the assets.
–Debt securities issued by banks and financial institutions include asset-backed securities ('ABSs') and similar instruments, which are supported by underlying pools of financial assets. Credit risk associated with ABSs is reduced through the purchase of credit default swap (‘CDS’) protection.
–Trading loans and advances mainly consist of reverse repos and stock borrowing, which are by their nature collateralised.
–Cash collateral is posted to satisfy margin requirements. There is limited credit risk on cash collateral posted since in the event of default of the counterparty this would be set off against the related liability.
Collateral accepted as security that the group is permitted to sell or repledge under these arrangements is described on page 163 of the financial statements.
The group’s maximum exposure to credit risk includes financial guarantees and similar contracts granted, as well as loan and other credit-related commitments. Depending on the terms of the
arrangement, we may use additional credit mitigation if a guarantee is called upon or a loan commitment is drawn and subsequently
defaults.
For further information on these arrangements, see Note 30 on the financial statements.
Derivatives
We participate in transactions exposing us to counterparty credit risk.
Counterparty credit risk is the risk of financial loss if the counterparty to a transaction defaults before satisfactorily settling it. It arises principally from over-the-counter (‘OTC’) derivatives and securities financing transactions and is calculated in both the trading and non-
trading books. Transactions vary in value by reference to a market factor such as an interest rate, exchange rate or asset price.
The counterparty risk from derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the fair value is known as the credit valuation adjustment (‘CVA’).
For an analysis of CVAs, see Note 11 on the financial statements.
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
Personal lending
This section presents further disclosures related to personal lending.
It provides details of the countries and products that are driving the change observed in personal gross loans and advances to customers.
Further product granularity is also provided by stage, with
geographical data presented for gross loans and advances to
customers, loan and other credit-related commitments and financial guarantees.

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
By portfolio
First lien residential mortgages	6,725	770	188	7,683	(5)	(16)	(62)	(83)
– of which: interest only (including offset)	777	193	35	1,005	—	—	(10)	(10)
– affordability (including ARMs)	195	5	—	200	—	(1)	—	(1)
Other personal lending	12,008	185	71	12,264	(9)	(3)	(17)	(29)
– guaranteed loans in respect of residential property	5,080	137	14	5,231	(1)	(2)	(2)	(5)
– other personal lending which is secured	6,662	41	47	6,750	(6)	—	(8)	(14)
– credit cards	121	4	1	126	(1)	(1)	—	(2)
– other personal lending which is unsecured	114	2	8	124	(1)	—	(7)	(8)
– motor vehicle finance	31	1	1	33	—	—	—	—
At 31 Dec 2024	18,733	955	259	19,947	(14)	(19)	(79)	(112)
By geography
UK1	5,359	586	32	5,977	(6)	(1)	(4)	(11)
France	5,381	143	39	5,563	(1)	(2)	(16)	(19)
Switzerland	4,502	40	42	4,584	(4)	—	(9)	(13)
Other countries	3,491	186	146	3,823	(3)	(16)	(50)	(69)
At 31 Dec 2024	18,733	955	259	19,947	(14)	(19)	(79)	(112)
1Includes primarily first lien residential mortgages in Channel Islands and Isle of Man.

HSBC Bank plc	79

Total personal lending for loans and other credit-related commitments and financial guarantees[1] by stage distribution
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK	422	2	2	426	—	—	—	—
France	4	—	—	4	—	—	—	—
Switzerland	438	—	—	438	—	—	—	—
Other countries	415	3	—	418	—	—	—	—
At 31 Dec 2024	1,279	5	2	1,286	—	—	—	—
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.

Total personal lending for loans and advances to customers at amortised cost by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
By portfolio
First lien residential mortgages	4,915	1,029	193	6,137	(14)	(15)	(63)	(92)
– of which: interest only (including offset)	820	292	27	1,139	—	(1)	(11)	(12)
– affordability (including ARMs)	221	4	—	225	(1)	(1)	—	(2)
Other personal lending	6,532	341	21	6,894	(6)	(2)	(8)	(16)
– guaranteed loans in respect of residential property	5,497	314	11	5,822	—	—	—	—
– other personal lending which is secured	756	19	1	776	(1)	—	—	(1)
– credit cards	121	4	1	126	(2)	(1)	(1)	(4)
– other personal lending which is unsecured	129	3	8	140	(3)	(1)	(7)	(11)
– motor vehicle finance	29	1	—	30	—	—	—	—
At 31 Dec 2023	11,447	1,370	214	13,031	(20)	(17)	(71)	(108)
By geography
UK1	1,810	818	13	2,641	(2)	(2)	(3)	(7)
France	5,811	356	37	6,204	—	(1)	(15)	(16)
Other countries[2]	3,826	196	164	4,186	(18)	(14)	(53)	(85)
At 31 Dec 2023	11,447	1,370	214	13,031	(20)	(17)	(71)	(108)
1Includes primarily first lien residential mortgages in Channel Islands and Isle of Man.
2Other countries include HSBC Germany Branch which was presented separately in 2023.

Total personal lending for loans and other credit-related commitments and financial guarantees[1] by stage distribution (continued)
	Nominal amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
UK	330	2	2	334	—	—	—	—
France	517	24	1	542	—	—	—	—
Other countries	431	3	—	434	—	—	—	—
At 31 Dec 2023	1,278	29	3	1,310	—	—	—	—
1Excludes performance guarantee contracts to which the impairment requirements in IFRS 9 are not applied.
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
The collateral valuation excludes any adjustments for obtaining and selling the collateral and, in particular, loans shown as not collateralised or partially collateralised may also benefit from other forms of credit mitigants.

80	HSBC Bank plc
Risk

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage
(Audited)
	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	%	%	%	%
Fully collateralised by LTV ratio	6,858	759	137	7,754	0.1	1.7	21.9	0.6
– less than 50%	2,869	403	57	3,329	—	1.0	14.0	0.4
– 51% to 70%	2,885	257	49	3,191	0.1	1.6	20.4	0.5
– 71% to 80%	796	59	9	864	0.1	3.4	33.3	0.7
– 81% to 90%	261	29	11	301	—	6.9	36.4	2.0
– 91% to 100%	47	11	11	69	—	9.1	45.5	8.7
Partially collateralised (A): LTV > 100%	32	12	51	95	—	25.0	64.7	37.9
– collateral value on A	23	11	29	63
Total at 31 Dec 2024	6,890	771	188	7,849	0.1	2.1	33.5	1.1
of which: UK
Fully collateralised by LTV ratio	2,703	585	27	3,315	—	—	11.1	0.1
– less than 50%	1,025	311	13	1,349	—	—	7.7	0.1
– 51% to 70%	1,040	209	13	1,262	—	—	15.4	0.2
– 71% to 80%	440	44	1	485	—	—	10.9	—
– 81% to 90%	173	18	—	191	—	—	—	—
– 91% to 100%	25	3	—	28	—	—	—	—
Partially collateralised (A): LTV > 100%	5	—	—	5	—	—	—	—
– collateral value on B	1	—	—	1
Total UK at 31 Dec 2024	2,708	585	27	3,320	—	—	11.1	0.1
of which: France
Fully collateralised by LTV ratio	273	4	6	283	—	3.3	13.3	0.4
– less than 50%	107	1	4	112	—	2.5	—	0.1
– 51% to 70%	125	1	2	128	—	4.5	27.5	0.5
– 71% to 80%	26	2	—	28	—	2.5	—	—
– 81% to 90%	12	—	—	12	—	—	—	—
– 91% to 100%	3	—	—	3	—	—	—	—
Partially collateralised (A): LTV > 100%	5	—	12	17	—	—	66.7	47.1
– collateral value on C	5	—	—	5
Total France at 31 Dec 2024	278	4	18	300	—	—	44.4	2.7
of which: Switzerland
Fully collateralised by LTV ratio	1,165	—	4	1,169	0.1	—	50.0	0.3
– less than 50%	400	—	4	404	—	—	50.0	0.5
– 51% to 70%	703	—	—	703	—	—	—	0.1
– 71% to 80%	62	—	—	62	—	—	—	—
– 81% to 90%	—	—	—	—	—	—	—	—
– 91% to 100%	—	—	—	—	—	—	—	—
Partially collateralised (A): LTV > 100%	—	—	—	—	—	—	—	—
– collateral value on D	—	—	—	—
Total Switzerland at 31 Dec 2024	1,165	—	4	1,169	0.1	—	50.0	0.3

HSBC Bank plc	81

Personal lending – residential mortgage loans including loan commitments by level of collateral for key countries/territories by stage (continued)
(Audited)
	Gross carrying/nominal amount				ECL coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	%	%	%	%
Fully collateralised by LTV ratio	5,019	1,011	125	6,155	0.3	1.2	22.4	0.9
– less than 50%	2,320	448	59	2,827	0.2	0.9	15.3	0.6
– 51% to 70%	1,753	352	28	2,133	0.2	1.1	21.4	0.7
– 71% to 80%	594	121	11	726	0.5	1.7	27.3	1.1
– 81% to 90%	271	59	15	345	0.7	1.7	33.3	2.3
– 91% to 100%	81	31	12	124	1.2	3.2	41.7	5.6
Partially collateralised (A): LTV > 100%	77	19	68	164	—	15.8	52.9	23.8
– collateral value on A	33	16	54	103
Total at 31 Dec 2023	5,096	1,030	193	6,319	0.3	1.5	33.2	1.5
of which: UK
Fully collateralised by LTV ratio	1,752	814	10	2,576	—	—	10.0	—
– less than 50%	863	354	9	1,226	—	—	11.1	0.1
– 51% to 70%	559	295	1	855	—	—	—	—
– 71% to 80%	179	96	—	275	—	—	—	—
– 81% to 90%	102	48	—	150	—	—	—	—
– 91% to 100%	49	21	—	70	—	—	—	—
Partially collateralised (B): LTV > 100%	9	1	—	10	—	—	—	—
– collateral value on B	3	1	—	4
Total UK at 31 Dec 2023	1,761	815	10	2,586	—	—	10.0	—
of which: France
Fully collateralised by LTV ratio	280	36	6	322	—	—	16.7	0.3
– less than 50%	108	17	5	130	—	—	—	—
– 51% to 70%	126	15	—	141	—	—	—	—
– 71% to 80%	30	3	—	33	—	—	—	—
– 81% to 90%	14	1	—	15	—	—	—	—
– 91% to 100%	2	—	1	3	—	—	100.0	33.3
Partially collateralised (C): LTV > 100%	4	—	14	18	—	—	64.3	50.0
– collateral value on C	4	—	14	18
Total France at 31 Dec 2023	284	36	20	340	—	—	50.0	2.9

Treasury risk
Overview
Treasury risk is the risk of having insufficient capital, liquidity or funding resources to meet financial obligations and satisfy regulatory requirements, including the risk of adverse impact on earnings or capital due to structural and transactional foreign exchange exposures, as well as changes in market interest rates, together with pension risk and insurance risk.
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
Our approach to treasury management is driven by our strategic and organisational requirements, and considers the regulatory, economic and commercial environment. We aim to maintain a strong capital and liquidity base to support the risks inherent in our business and invest in accordance with our strategy, to meet regulatory requirements at all times.
Our policy is underpinned by our risk management framework. The risk management framework incorporates a number of measures
aligned to our assessment of risks for both internal and regulatory purposes. These risks include credit, market, operational, pensions, structural and transactional foreign exchange risk, and interest rate risk in the banking book.
For further details, refer to our Pillar 3 Disclosures at 31 December 2024.
Treasury risk management
Key developments in 2024
–We completed the sale of our retail banking operations in France in
January 2024.
–De-risking remained a focus for our defined benefit plans over
2024 and we have worked with the fiduciaries of the plans to progress a number of de-risking strategies over the year. This includes the transfer of the payroll and administration of one of our smaller plans to an insurer and transitioning of assets to lower risk investment strategies providing further protection to future market movements.
–The bank continues its delivery efforts against regulatory
commitments, including enhancements to regulatory reporting and the implementation of prudential policy changes. We continue to assess the impact of Basel 3.1 following the PRA announcement to delay the implementation until 1 January 2027.
–We have significant progress in improving our recovery and
resolution capabilities in line with the Group’s preferred resolution strategy and regulatory expectations, including the Bank of
England’s (‘BoE’) Resolvability Assessment Framework (‘RAF’).
–We further stabilised our banking net interest income through extending the average duration of our structural hedge.
Governance and structure
The Chief Risk Officer is the accountable risk steward for all treasury risks. The Chief Financial Officer is the risk owner for all treasury risks, with the exception of pension risk which is co-owned with the regional heads of Performance & Reward.
Capital risk, liquidity risk, interest rate risk in the banking book, structural foreign exchange risk and transactional foreign exchange risk are the responsibility of the Executive Committee and the Risk

82	HSBC Bank plc
Risk

Committee. Treasury actively manages these risks on an ongoing basis, supported by the Asset and Liability Management Committee
(‘ALCO’) and local ALCOs, overseen by Treasury Risk Management.
Pension risk is overseen by the Pension Risk Management Meeting.
Capital, liquidity and funding risk
management processes
Assessment and risk appetite
Our capital management approach is underpinned by a Global Capital
Risk Policy and supporting frameworks for Resolution Planning and
Stress Testing. The policy sets out our approach to determining key capital risk appetites including CET1, total capital, minimum requirements for own funds and eligible liabilities (‘MREL’), and the leverage ratio. Our internal capital adequacy assessment process
(‘ICAAP’) is an assessment of the group’s capital position, outlining both regulatory and internal capital resources and requirements resulting from our business model, strategy, risk profile and management, performance and planning, risks to capital, and the implications of stress testing. Our assessment of capital adequacy is driven by an assessment of risks. These risks include credit, market, operational, pensions, insurance, structural foreign exchange, interest rate risk in the banking book and group risk. Climate risk is also considered as part of the ICAAP, and we are continuing to develop our approach. The group’s ICAAP supports the determination of the capital risk appetite and target ratios, as well as enabling the assessment and determination of capital requirements by regulators.
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
We aim to ensure that management has oversight of our liquidity and funding risks at group and entity level through governance
arrangements, in line with our risk management framework. We manage liquidity and funding risk in accordance with globally consistent policies, procedures and reporting standards.
We are required to meet internal minimum requirements and any applicable regulatory requirements at all times. These requirements are assessed through our internal liquidity adequacy assessment process ('ILAAP'), which ensures that we have strategies, policies, processes and systems for the identification, measurement,
management and monitoring of liquidity risk over an appropriate set of time horizons, including intra-day. The ILAAP informs the setting of risk appetite. It also assesses our capability to manage liquidity and funding effectively. These metrics are set and managed locally but are subject to global review and challenge to ensure consistency of approach and application of the HSBC Group’s policies and controls.
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
The Group allocates financial resources to businesses and entities to support the execution of our strategy and to meet their regulatory and economic capital needs. We evaluate and manage business returns by using a return on average tangible equity measure and a related economic profit measure.
Funding and liquidity plans also form part of the financial resource plan. The Board-level appetite measures are the liquidity coverage ratio (‘LCR’) and net stable funding ratio (‘NSFR’), together with an internal liquidity metric. In addition, we use a wider set of measures to manage an appropriate funding and liquidity profile, including legal entity depositor concentration limits, intra-day liquidity, forward-
looking funding assessments and other key measures.
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
Regulatory developments
The Prudential Regulation Authority (‘PRA‘) published the second part of its near-final rules on the UK’s implementation of Basel 3.1 on
12 September 2024. On 17 January 2025, the PRA revised the
implementation date to 1 January 2027 to allow greater clarity regarding implementation in the United States. The Risk Weighted
Asset (RWA) output floor is now subject to a three-year transitional provision, ensuring that the date for full implementation remains
1 January 2030. We continue to assess the impact of Basel 3.1 standards on our capital, including the recent release of more beneficial PRA near-final rules, developments in the US and
associated implementation challenges (including data provision).
Regulatory reporting processes and controls
We are advancing a comprehensive initiative aimed at strengthening our global regulatory reporting processes and making them more sustainable. This multifaceted programme includes enhancing data, consistency and controls. This remains a top priority for both HSBC management and regulatory authorities.
While this programme continues, there may be further impacts on some of our regulatory ratios, such as the CET1, LCR and NSFR, as we implement recommended changes and continue to enhance our controls across the process.
Stress testing and recovery planning
The group uses stress testing to inform management of the capital and liquidity needed to withstand internal and external shocks, including a global economic downturn or a systems failure. Stress testing results are also used to inform risk mitigation actions, input into global business performance through tangible equity allocation, and recovery and resolution planning, as well as to re-evaluate business plans where analysis shows capital, liquidity and/or returns do not meet their target.
In addition to a range of internal stress tests, we are subject to supervisory stress testing by the PRA and BoE. Our subsidiaries may also be subject to supervisory stress tests, including by the European
Banking Authority and the European Central Bank. The results of regulatory stress testing and our internal stress tests are used when assessing our internal capital and liquidity requirements through the
ICAAP and ILAAP. The outcomes of stress testing exercises carried out by the PRA and other regulators inform the setting of regulatory minimum ratios and buffers.
We maintain recovery plans for the group and material entities, which set out potential options management could take in a range of stress scenarios that could result in a breach of capital or liquidity buffers.
They also set out the framework and governance arrangements to support restoring the group to a stable and viable position, and so lowering the probability of failure from either idiosyncratic company-
specific stress or systemic market-wide issues. Our recovery plans provide detailed actions that management would consider taking in a stress scenario should our position deteriorate and threaten to breach risk appetite and regulatory minimum levels. This is to help ensure

HSBC Bank plc	83
that we can stabilise our financial position and recover from financial losses in a stress environment.
The HSBC Group, including HSBC Bank plc, also has capabilities, resources and arrangements in place to address the unlikely event that HSBC might not be recoverable and would therefore need to be resolved by regulators. In August 2024, the Group and the BoE publicly disclosed the status of HSBC’s progress against the BoE’s
Resolvability Assessment Framework ('RAF'). The BoE acknowledged the significant progress made by HSBC in enhancing its resolvability capabilities.
Overall, our recovery and resolution planning helps safeguard the group’s financial and operational stability. HSBC has a programme of continuous improvement to maintain and enhance its recovery and resolution capabilities, ensuring it continues to meet the BoE’s expectations and RAF requirements.
Measurement of interest rate risk in the
banking book processes
Assessment and risk appetite
Interest rate risk in the banking book ('IRRBB') is the risk of an adverse impact to earnings or capital due to changes in market interest rates or changes in expected interest rate repricing of client products that impact banking book positions. It is generated by our non-traded assets and liabilities, specifically loans, deposits and financial instruments that are either not held for trading intent or in order to hedge positions held with trading intent.
Our Global IRRBB Risk Management Framework is designed to
ensure that all material sources of IRRBB are identified, measured, managed, and monitored with policies and frameworks in place.
Our interest rate risk in the banking book is measured and managed using a combination of economic value and earnings-based measures to ensure that the balance between stabilising earnings and
generating value sensitivity is managed appropriately. These metrics measure IRRBB risks across the banking book, to support the overall monitoring against risk appetite, including:
–Banking Net Interest Income ('BNII') Sensitivity; and
–Economic Value of Equity ('EVE') Sensitivity.
Banking net interest income sensitivity
BNII sensitivity captures the risk to earnings generated from the
Banking Book from changes in interest rates over a 12-month period using static rolling balance sheet assumptions.
The static rolling balance sheet assumption is in place to ensure that
IRRBB management actions are focused on risks which can be
managed within Treasury. A notable exception to this is related to the price sensitivity of certain interest-bearing non-maturity deposits, where we apply dynamic assumptions to help ensure we capture any potential margin widening or compression over the corresponding shock horizon and rate scenario.
Economic value of equity sensitivity
EVE measures the present value of our banking book assets and liabilities excluding equity, based on a run-off balance sheet. EVE sensitivity measures the impact to EVE from a movement in interest rates, including the assumed term profile of non-maturing deposits having adjusted for stability and price sensitivity. It is measured and reported as part of our internal risk metrics, regulatory rules (including the Supervisory Outlier Test) and external Pillar 3 disclosures.
Other Risks
Structural foreign exchange exposures
Structural foreign exchange exposures arise from capital invested or net assets in a foreign operation. A foreign operation is defined as a subsidiary, associate, joint arrangement or branch where the activities are conducted in a currency other than that of the reporting entity. An entity’s functional reporting currency is normally that of the primary economic environment in which the entity operates.
Exchange differences on structural exposures are recognised in other comprehensive income (‘OCI’). We use the pound sterling as our presentation currency in our consolidated financial statements.
Therefore, our consolidated balance sheet is affected by exchange differences between the pound sterling and all the other functional currencies of underlying foreign operations.
Our structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that our most constraining capital ratio is largely protected from the effect of changes in exchange rates. For capital efficiency reasons, we rely on net investment hedges held at HSBC Holdings plc to manage our structural foreign exchange positions.
For further details of our structural foreign exchange exposures, see page
87.
Transaction foreign exchange exposures
Transactional foreign exchange risk arises primarily from day-to-day transactions in the banking book generating profit and loss or FVOCI reserves in a currency other than the reporting currency of the operating entity. Transactional foreign exchange exposure generated through profit and loss is periodically transferred to Markets and
Securities Services with the exception of limited residual foreign exchange exposure arising from timing differences or other reasons.
Transactional foreign exchange exposure generated through OCI reserves is managed by Markets Treasury business within approved appetite.
Non-trading Value at Risk
Non-trading portfolios comprise positions that primarily arise from the interest rate management of our retail and commercial banking assets and liabilities, financial investments measured at FVOCI or amortised cost, debt instruments measured at amortised cost, and exposures arising from our insurance operations.
The following table summarises the main business areas where non-
trading market risks reside, and the market risk measures used to monitor and limit exposures.

Non-trading risk
Risk types	–Interest rates –Credit spreads
Risk measure	Value at risk | Sensitivity | Stress testing
Value at risk (‘VaR’) of non-trading portfolios is a technique for estimating potential losses on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence. The use of VaR is integrated into the market risk management of non-trading portfolios to have a complete picture of risk, complementing risk sensitivity analysis.
Our models are predominantly based on historical simulation that incorporates the following features:
–historical market rates and prices, which are calculated with reference to interest rates, credit spreads and the associated volatilities;
–potential market movements that are calculated with reference to data from the past two years; and
–calculations to a 99% confidence level and using a 10-day holding period.
Although a valuable guide to risk, VaR is used for non-trading portfolios with awareness of its limitations. For example:
–The use of historical data as a proxy for estimating future market moves may not encompass all potential market events, particularly those that are extreme in nature. As the model is calibrated on the last 500 business days, it does not adjust instantaneously to a change in market regime.
–The use of a 10-day holding period for risk management purposes of non-trading books is only an indication of exposure and not indicative of the time period required to hedge or liquidate positions.

84	HSBC Bank plc
Risk

–The use of a 99% confidence level by definition does not take into account losses that might occur beyond this level of confidence.
Non-trading VaR includes non-trading financial instruments held in portfolios managed by Treasury.
Non-trading portfolios
Value at risk of the non-trading portfolios
(Audited)
The non-trading VaR in 2024 was driven by interest rate risk in the banking book arising from Markets Treasury and ALCM book
positions. The non-trading VaR averaged £120.7m this year, with the high in 2Q24 at £216.3m and low of £54.8m coming in 3Q24.
Markets remained volatile throughout 2024 driven by geopolitical events, persistent levels of inflation and economic growth concerns that delayed the pace of central bank interest rate cuts. Non-trading
VaR trended upwards in the first half of 2024 as yields moved higher as inflation data delayed the rate cut cycle and the Markets Treasury business increased G3 sovereign bond holdings on an outright basis, reaching a peak in the non-trading VaR of £216.3m. As expectations of economic conditions improved and central banks began their first rate cuts, yields fell and Markets Treasury positions were reduced in
3Q24 bringing the VaR down to the low of £54.8m. Towards the end of the year, bond yields increased again on fiscal and political developments and outright positions increased again, finishing the year at a VaR of £133.7m.

Daily VaR (non-trading portfolios), 99% 10 day (£m)

Dec-23	Jan-24	Feb-24	Mar-24	April-24	May-24	Jun-24	Jul-24	Aug-24	Sep-24	Oct-24	Nov-24	Dec-24
The group’s non-trading VaR for the year is shown in the table below.

Non-trading VaR, 99% 10 day
(Audited)
	Interest rate ('IR')	Credit spread ('CS')	Portfolio diversification[1]	Total[2]
	£m	£m	£m	£m
Balance at 31 Dec 2024	101.0	41.1	(8.4)	133.7
Average	114.4	38.0	(31.6)	120.7
Maximum	202.3	57.7		216.3
Minimum	41.5	29.1		54.8

Balance at 31 Dec 2023[3]	101.1	23.9	(21.5)	103.5
Average	91.0	26.1	(25.5)	91.6
Maximum	126.5	42.0		118.3
Minimum	45.8	19.3		53.4
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2The total VaR is non-additive across risk types due to diversification effect.
3From 1Q24, we adopted a methodology change to measure non-trading VaR over a 10 day holding period as opposed to 1 day in order to better reflect longer average time horizons in the management of non-trading portfolios compared with trading portfolios. Comparative data at 31 December 2023 has been restated
on a 10 day basis accordingly, using a scalar approach that results in restated numbers being approximately three times higher than previously reported 1 day basis numbers.

HSBC Bank plc	85
Pension risk management processes
HSBC provides future pension benefits on a defined contribution basis from many of its European operations. However, there remain future defined benefit pensions provided in the region.
Pension plans are run by local fiduciaries in line with local legislative requirements. The largest pension plan is the HSBC Switzerland
Pension Plan which is regulated by Swiss Federal law.
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
The impact of these variations on both pension assets and pension liabilities is assessed using a 1-in-200-year stress test. Scenario analysis and other stress tests are also used to support pension risk management.
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
Capital risk in 2024
Capital overview

Capital adequacy metrics
	At
	31 Dec 2024	31 Dec 2023
Risk-weighted assets ('RWAs') (£m)
Credit risk	61,456	61,983
Counterparty credit risk	18,228	17,066
Market risk	18,519	15,525
Operational risk	14,048	12,875
Total RWAs	112,251	107,449
Capital on a transitional basis (£m)
Common equity tier 1 ('CET1') capital	21,896	19,230
Tier 1 capital	25,828	23,124
Total capital	41,306	37,131
Capital ratios on a transitional basis (%)
Common equity tier 1	19.5	17.9
Total tier 1	23.0	21.5
Total capital ratio	36.8	34.6
Leverage ratio (fully phased-in)
Tier 1 capital (£m)	25,828	23,124
Total leverage ratio exposure measure (£m)	468,557	455,852
Leverage ratio (%)	5.5	5.1
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK's version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be
subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital
Requirements Regulation and Directive, the CRR II regulation and the
Prudential Regulation Authority (‘PRA’) Rulebook (‘CRR II’).
Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements.

86	HSBC Bank plc
Risk

Own funds

Own funds disclosure
(Audited)
		At
		31 Dec 2024	31 Dec 2023
Ref*		£m	£m
	Common equity tier 1 (‘CET1’) capital: instruments and reserves^
1	Capital instruments and the related share premium accounts	4,379	1,801
	– ordinary shares	4,379	1,801
2	Retained earnings[1]	24,328	23,969
3	Accumulated other comprehensive income (and other reserves)[1]	(6,448)	(6,083)
5	Minority interests (amount allowed in consolidated CET1)	89	77
5a	Independently reviewed interim net profits net of any foreseeable charge or dividend	716	742
6	Common equity tier 1 capital before regulatory adjustments	23,064	20,506
28	Total regulatory adjustments to common equity tier 1	(1,168)	(1,276)
29	Common equity tier 1 capital	21,896	19,230
36	Additional tier 1 capital before regulatory adjustments	3,932	3,941
43	Total regulatory adjustments to additional tier 1 capital	—	(47)
44	Additional tier 1 capital	3,932	3,894
45	Tier 1 capital	25,828	23,124
51	Tier 2 capital before regulatory adjustments	15,835	14,403
57	Total regulatory adjustments to tier 2 capital	(357)	(396)
58	Tier 2 capital	15,478	14,007
59	Total capital	41,306	37,131
*The references identify the lines prescribed in the template, that are applicable and where there is a value.
^Figures have been prepared on an IFRS 9 transitional basis. At 31 December 2024, the IFRS 9 add-back to CET1 capital and the related tax have not been applied as they were immaterial.
1We have updated the classification between components of shareholders’ equity to present ‘Retained Earnings’ separately in Row 2 and ‘Accumulated other comprehensive income (and other reserves)’ in Row 3. The comparatives have been aligned accordingly.
At 31 December 2024, our common equity tier 1 ('CET1') capital ratio increased to 19.5% from 17.9% at 31 December 2023. The key
drivers of the increase in our CET1 ratio were:
–a 2.8 percentage point increase from a new capital issuance and capital generation through profits net of dividends;
–a (0.9) percentage point decrease driven by higher RWAs, mainly due to an increase in balance sheet exposures, primarily in foreign exchange, SFTs and corporate lending. This was further
supplemented by model updates;
–a (0.3) percentage point decrease from unfavourable FX
movement and other movements in own funds.
Throughout 2024, we complied with the PRA's regulatory capital adequacy requirements, including those relating to stress testing.
Risk-weighted assets

RWA movement by key driver
Total RWAs
£m
RWAs at 1 Jan 2024	107,449
Asset size	4,019
Asset quality	231
Model updates	764
Methodology and policy	111
Acquisitions, disposals and transfers	778
Foreign exchange movement	(1,101)
Total RWA movement	4,802
RWAs at 31 Dec 2024	112,251
RWAs increased by £4.8bn during the year. Excluding foreign
currency translation differences of £(1.1)bn, RWAs rose by £5.9bn, mainly due to:
Asset size
The £4.0bn increase in Asset size is mainly driven by:
–£2.2bn rise in Market Risk RWAs due to higher foreign exchange exposures and incremental risk charge from higher positions.
–£1.0bn rise in Operational Risk RWA due to higher average
revenue in the annual recalculation of operational risk;
–£0.7bn rise in Counterparty Credit Risk RWA driven by the
increase in cash exposures and the Securities Financing
Transactions portfolio; and
–£0.1bn rise in Credit Risk driven by the increase in corporate lending and sovereign exposures.
Asset quality
The £0.2bn increase in RWAs is mainly attributed to changes in the mix of our portfolio.
Model updates
The £0.8bn rise in RWAs is primarily attributable to a revision in the definition of default in our Probability of Default (‘PD’) models for exposures to financial institutions.
Methodology and policy
The £0.1bn increase in RWAs is primarily due to updates in
methodology for securitisation positions in Market risk.
Acquisitions and disposals
The £0.8bn increase in RWAs is driven by acquisition of HSBC Private
Bank (Suisse) SA, partly offset by sale of our retail operations in
France.
Leverage ratio
Our leverage ratio was 5.5% at 31 December 2024, up from 5.1% at
31 December 2023. The increase in Tier1 capital led to a rise of 0.6 percentage points in the leverage ratio. This was offset by a fall of 0.2 percentage points due to rise in leverage exposure driven by balance sheet growth.
At 31 December 2024, our UK minimum leverage ratio requirement of
3.25% was supplemented by a countercyclical leverage ratio buffer of
0.40%. The leverage ratio is expressed in terms of Tier1 capital, but these buffers translated to CET1 capital values of £1.9bn. We exceeded these leverage requirements throughout 2024.

HSBC Bank plc	87

Leverage ratio
	At
	31 Dec 2024	31 Dec 2023
	£bn	£bn
Tier 1 capital	25,828	23,124
Total leverage ratio exposure	468,557	455,852
	%	%
Leverage ratio	5.5	5.1
Pillar 3 disclosure requirements
Pillar 3 of the Basel regulatory framework is related to market discipline and aims to make financial services firms more transparent by requiring publication of wide-ranging information on their risks, capital and management. Our Pillar 3 Disclosures at 31 December
2024 is published on our website, www.hsbc.com/investors.
Structural foreign exchange exposures
The group’s structural foreign currency exposure is represented by the net assets or capital investments in subsidiaries, branches, joint arrangements or associates, the functional currencies of which are currencies other than the sterling.
For our policies and procedures for managing structural foreign exchange exposures, see page 83 of the ‘Risk management’ section.

Net structural foreign exchange exposures
	2024	2023
	£m	£m
Currency of structural exposure
Euro	11,804	10,117
US Dollars	1,053	1,482
Swiss Franc	843	85
South African Rand	306	287
Israeli New Shekel	133	107
Polish Zloty	129	86
Others, each less than £100m	31	139
At 31 Dec	14,299	12,303
Liquidity and funding risk in 2024
Liquidity metrics
At 31 December 2024, all of the group material operating entities were above the required regulatory minimum liquidity and funding levels. Each entity maintains sufficient unencumbered liquid assets to comply with local and regulatory requirements. Each entity maintains a sufficient stable funding profile and is assessed using the NSFR or other appropriate metrics.
In addition to regulatory metrics, we use a wide set of measures to manage our liquidity and funding profile.
Liquidity coverage ratio
The LCR aims to ensure that a bank has sufficient unencumbered high-quality liquid assets ('HQLA') to meet its liquidity needs in a 30-
calendar-day liquidity stress scenario. HQLA consist of cash or assets that can be converted into cash at little or no loss of value in markets.

LCR[1]
	At
	31 Dec 2024	31 Dec 2023
	%	%
HSBC Bank plc	148	148
Net stable funding ratio
The Net Stable Funding Ratio (‘NSFR’) requires institutions to maintain sufficient stable funding relative to required stable funding, and reflects a bank’s long-term funding profile (funding with a term of more than a year).

NSFR[1]
	At
	31 Dec 2024	31 Dec 2023
	%	%
HSBC Bank plc	115	116
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
LCR metric. This reflects the stock of unencumbered liquid assets at the reporting date, using the regulatory definition of liquid assets.

Liquid assets
	At Estimated liquidity value	At Estimated liquidity value
	31 Dec 2024	31 Dec 2023
	£m	£m
HSBC Bank plc
Level 1	108,284	88,678
Level 2a	6,881	8,699
Level 2b	4,812	6,051
1 The LCR and NSFR ratios presented in the tables are based on average value. The LCR is the average of the preceding 12 months. The NSFR is the average of preceding quarters. Prior period numbers have been restated for consistency.
Sources of funding
Our primary sources of funding are customer current accounts, repo and wholesale securities. We issue secured and unsecured wholesale securities to supplement customer deposits, meet regulatory
obligations and to change the currency mix, maturity profile or location of our liabilities.
The following ‘Funding sources’ and ‘Funding uses’ tables provide a view of how our consolidated balance sheet is funded. In practice, all the principal operating entities are required to manage liquidity and funding risk on a stand-alone basis.
The tables analyse our consolidated balance sheet according to the assets that primarily arise from operating activities and the sources of funding primarily supporting these activities. Assets and liabilities that do not arise from operating activities are presented as a net balancing source or deployment of funds.

88	HSBC Bank plc
Risk

Funding sources and uses for the group
	2024	2023
	£m	£m
Sources
Customer accounts	242,303	222,941
Deposits by banks	26,515	22,943
Repurchase agreements – non-trading	40,384	53,416
Debt securities in issue	19,461	13,443
Cash collateral, margin, settlement accounts and items in course of transmission to other banks	44,569	55,210
Liabilities of disposal groups held for sale	23,110	20,684
Subordinated liabilities	16,908	14,920
Financial liabilities designated at fair value	37,443	32,545
Insurance contract liabilities	3,424	20,595
Trading liabilities	42,633	42,276
– repos	12,468	7,929
– stock lending	2,568	2,190
– other trading liabilities	27,597	32,157
Total equity	27,053	24,505
Other balance sheet liabilities	203,527	179,492
At 31 Dec	727,330	702,970

	2024	2023
	£m	£m
Uses
Loans and advances to customers	82,666	75,491
Loans and advances to banks	14,521	14,371
Reverse repurchase agreements – non-trading	53,612	73,494
Cash collateral, margin, settlement accounts and items in course of collection from other banks	45,707	54,268
Assets held for sale	21,606	20,368
Trading assets	116,042	100,696
– reverse repos	9,275	8,510
– stock borrowing	4,474	8,713
– other trading assets	102,293	83,473
Financial investments	52,216	46,368
Cash and balances with central banks	119,184	110,618
Other balance sheet assets	221,776	207,296
At 31 Dec	727,330	702,970
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
In relation to commitments to customers, the table below shows the level of undrawn commitments outstanding in terms of the five largest single facilities and the largest market sector.

The group’s contractual exposures at 31 December monitored under the contingent liquidity risk limit structure
	2024	2023
	£bn	£bn
Commitments to conduits
Multi-seller conduits[1]
– total lines	1.9	3.6
– largest individual lines	0.2	0.2
Securities investment conduits – total lines	0.8	1.0
Commitments to customers
– five largest[2]	4.2	3.5
– largest market sector[3]	14.1	14.4
1Exposures relate to the Regency multi-seller conduit. This vehicle provides funding to group customers by issuing debt secured by a diversified pool of customer-
originated assets.
2Represents the undrawn balance for the five largest committed liquidity facilities provided to customers, other than those facilities to conduits.
3Represents the undrawn balance for the total of all committed liquidity facilities provided to the largest market sector, other than those facilities to conduits.
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
identify assets which would be available to meet the claims of creditors or to predict assets that would be available to creditors in the event of a resolution or bankruptcy.

HSBC Bank plc	89

Summary of assets available to support potential future funding and collateral needs (on- and off-balance sheet)
	2024	2023
	£m	£m
Total on-balance sheet assets at 31 Dec	727,330	702,970
Less:
– reverse repo/stock borrowing receivables and derivative assets	(265,533)	(264,834)
– other assets that cannot be pledged as collateral	(27,827)	(59,134)
Total on-balance sheet assets that can support funding and collateral needs at 31 Dec	433,970	379,002
Add: off-balance sheet assets
– fair value of collateral received in relation to reverse repo/stock borrowing/derivatives that is available to sell or repledge	229,236	224,836
Total assets that can support future funding and collateral needs	663,206	603,838
Less:
– on-balance sheet assets pledged	(110,418)	(97,077)
– re-pledging of off-balance sheet collateral received in relation to reverse repo/stock borrowing/derivatives	(172,606)	(175,100)
Assets available to support funding and collateral needs at 31 Dec	380,182	331,661
Interest rate risk in the banking book in 2024
Banking net interest income sensitivity
Banking NII Sensitivity analyses the sensitivity of our banking net interest income to interest rate shocks. This metric, which was introduced in our Annual Report and Accounts 2023, includes the sensitivity coming from banking book liabilities which is funding trading book assets, as well as the currency impacts of vanilla foreign exchange swaps to optimise cash management across the Group.
Banking NII Sensitivity is therefore a more comprehensive measure than NII Sensitivity which was disclosed previously and is aligned with the presentation of banking net interest income as an alternative performance measure intended to approximate the Group’s banking revenue that is directly impacted by changes in interest rates.
The sensitivities shown represent a hypothetical simulation of the base case banking NII, assuming a static balance sheet (specifically no assumed migration from current account to term deposits), and no management actions from Global Treasury. This also incorporates the effect of interest rate behaviouralisation, hypothetical managed rate product pricing assumptions, prepayment of mortgages and deposit stability. The sensitivity calculations exclude pensions, insurance exposures, and our interest in associates.
The sensitivity analysis performed in the case of a down-shock does not include floors to market rates, and it does not include floors on some wholesale assets and liabilities. However, floors have been maintained for deposits and loans to customers where this is contractual or where negative rates would not be applied.
As the market and policy rates move, the degree to which these changes are passed on to customers will vary based on a number of factors, including the absolute level of market rates, regulatory and contractual frameworks, and competitive dynamics. To aid
comparability between markets, we have simplified the basis of preparation for our disclosure and have used a 50% pass-on
assumption for major entities on certain interest-bearing deposits. Our asset pass-on assumptions are largely in line with our contractual agreements or established market practice, which typically results in a significant portion of interest rate changes being passed on.
An immediate interest rate rise of 100bps would increase projected banking NII by £52m. An immediate interest rate fall of 100bps would decrease projected banking NII by £52m.
The sensitivity of banking NII for 12 months as at 31 December 2024 decreased by £44m in the plus 100bps parallel shock and by £44m in the minus 100bps parallel shock, when compared with 31 December
2023. The key drivers of the reduction in banking NII sensitivity are the increase in stabilisation activities in line with our strategy.

Banking NII sensitivity to an instantaneous change in yield curves
	+100bps parallel	-100bps parallel	-100bps parallel
	£m	£m	£m	£m
	Year 1 (Jan 2025 to Dec 2025)		Year 2 (Jan 2026 to Dec 2026)	Year 3 (Jan 2027 to Dec 2027)
Based on balance sheet at 31 Dec 2024	52	(52)	(44)	(110)

	Year 1 (Jan 2024 to Dec 2024)		Year 2 (Jan 2025 to Dec 2025)	Year 3 (Jan 2026 to Dec 2026)
Based on balance sheet at 31 Dec 2023	96	(96)	(142)	(214)

90	HSBC Bank plc
Risk

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
Key developments in 2024
There were no material changes to our policies and practices for the management of market risk in 2024.
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
The VaR models derive plausible future scenarios from past series of recorded market rates and prices, taking into account inter-
relationships between different markets and rates such as interest rates and foreign exchange rates. The models also incorporate the effect of option features on the underlying exposures.
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
and
–VaR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-
day exposures.
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
Stress-type RNIVs include a deal contingent derivatives capital charge to capture risk for these transactions and a de-peg risk measure to capture risk to pegged and heavily managed currencies.

HSBC Bank plc	91
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
Hypothetical profit and loss exclude non-modelled items such as fees, commissions and revenue of intra-day transactions. The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business. The number of hypothetical loss back-testing exceptions, together with a number of other indicators, is used to assess model performance and to consider whether enhanced internal monitoring of a VaR model is required. We back-test our VaR at set levels of our HSBC Group entity hierarchy.
Defined benefit pension plans
Market risk also arises within the Bank’s defined benefit pension plans to the extent that the obligations of the plans are not fully matched by assets with determinable cash flows. Refer to the
Pension risk management processes section on page 85 for additional information.
Market risk in 2024
2024 was a busy year on the political agenda, with the November US election being the main event. Geopolitics remained prominent amid conflict in the Middle East and the Russia-Ukraine war. Major central banks began their easing cycles in 2024, with the US Federal Reserve cutting its policy rate by 1% since September, while the ECB and some other European central banks implemented rate cuts starting in
June. In contrast, the Bank of Japan raised its overnight rate, marking the end of a prolonged period of negative interest rates and abandoning yield curve control in March.
Throughout the year, government bond yields generally trended upward, except during the third quarter, largely driven by volatile inflation figures and shifting central bank expectations. In Europe, the yield spread between France and Germany widened amid
uncertainties surrounding French fiscal policy following local legislative elections. Global equities reached multiple record highs in the US and Europe, buoyed by strong corporate earnings and positive sentiment in the technology sector. Global markets rebounded from a short period of volatility in August, triggered by the unwinding of carry trades due to rising Japanese government bond yields, US recession concerns, and equity market valuations. In foreign exchange markets, the trend of a strengthening US dollar continued against most developed and emerging market currencies. The Euro approached parity with the US dollar, while the Yen weakened to multi-decade lows. Credit markets performed positively throughout the year, with a more pronounced tightening of high-yield credit spreads compared to investment-grade spreads, despite a broad widening of spreads in
August.
Trading portfolios
Value at risk of the trading portfolios
(Audited)
The Trading VaR predominantly resides within Markets Securities
Services where it amounted to £21.8m as of 31 December 2024
compared with £25.4m as of 31 December 2023. The Trading VaR peaked at £37.2m in February mostly owing to the sensitivity of the trading book to interest rates. Throughout the year, the Var was quite volatile and while it started at relatively elevated levels during the first half of the year, it decreased during the last quarter when Central banks began their easing cycles.

Daily VaR (trading portfolios), 99% 1 day (£m)

92	HSBC Bank plc
Risk

The group’s trading VaR for the year is shown in the table below.

Trading VaR, 99% 1 day
(Audited)
	Foreign exchange ('FX') and commodity	Interest rate ('IR')	Equity ('EQ')	Credit Spread ('CS')	Portfolio Diversification[1]	Total[2]
	£m	£m	£m	£m	£m	£m
Balance at 31 Dec 2024	6.9	11.2	12.6	4.6	(13.5)	21.8
Average	8.3	17.5	10.4	6.5	(16.5)	26.2
Maximum	14.8	27.8	13.4	9.3		37.2
Minimum	4.2	7.8	8.1	4.1		18.5

Balance at 31 Dec 2023	6.2	20.1	11.0	5.2	(17.0)	25.4
Average	11.4	25.8	10.0	9.2	(24.1)	32.3
Maximum	17.2	50.2	14.7	12.7		55.4
Minimum	5.6	13.8	7.8	5.2		19.0
1Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum occurs on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for this measure.
2The total VaR is non-additive across risk types due to diversification effect and it includes VaR RNIV.
Back-Testing
In 2024, HSBC Bank plc did not experience any back-testing
exceptions against the Hypothetical P&L and Actual P&L.

Climate Risk
Overview
Our climate risk approach identifies two primary drivers of climate risk:
–physical risk, which arises from the increased frequency and severity of extreme weather events, such as hurricanes and
floods, or chronic gradual shifts in weather patterns or rises in the sea level; and
–transition risk, which arises from the process of moving to a net zero economy, including changes in government policy and
legislation, technology, market demand, and reputational
implications triggered by a change in stakeholder expectations, action or inaction.
In addition, we have also identified the following thematic issues related to climate risk, which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks:
–net zero alignment risk, which arises from the risk of HSBC Group failing to meet its net zero ambition or failing to meet external expectations related to net zero, impacting HSBC Bank plc;
–the risk of greenwashing, which arises from the act of knowingly or unknowingly making inaccurate, unclear, misleading or
unsubstantiated claims regarding sustainability to our
stakeholders.
Approach
We recognise that the physical impacts of climate change and the transition to a net zero economy can create significant financial risks for companies, investors and the financial system. HSBC Bank plc may be affected by climate risks either directly or indirectly through our relationships with our customers, which could result in both financial and non-financial impacts.
Our climate risk approach aims to effectively manage the material climate risks that could impact our operations, financial performance and stability, and reputation. It is informed by the evolving expectations of our regulators.
We remain aligned with the HSBC Group in developing our climate risk capabilities across our businesses, by prioritizing sectors, portfolios and counterparties with the highest impacts, and recognise that this is a long-term iterative process. This includes increasing coverage and incorporating more mature data, climate analytics, frameworks and tools, and responding to emerging industry best practice and climate risk regulations, as well as reflecting on how climate risk continues to evolve in the real world, and improving how the HSBC Group embeds climate risk factors into strategic planning, transactions and decision making across the Group's businesses.
Our climate risk approach is aligned to the Group-wide risk
management framework and three lines of defence model, which sets out how we identify, assess and manage our risks. For further details of the three lines of defence framework, see page 28.
The table below provides an overview of the climate risk drivers and thematic issues considered within the HSBC Group’s climate risk approach:

HSBC Bank plc	93

Climate risk – risk drivers		Details	Potential impacts	Time horizons
Physical	Acute	Increased frequency and severity of weather events causing disruption to business operations.
–Decreased real estate values or
stranded assets.
–Decreased household income
and wealth.
–Increased costs of legal and
compliance.
–Increased public scrutiny.
–Decreased profitability.
–Lower asset performance.
Short term Medium term Long term
	Chronic	Longer-term shifts in climate patterns (e.g. sustained higher temperatures, sea level rise, shifting monsoons or chronic heat waves).
Transition	Policy and legal	Mandates on, and regulation of products and services and/or policy support for low-carbon alternatives. Litigation from parties who have suffered loss and damage from climate impacts.
	Technology	Replacement of existing products with lower emissions options.
	End-demand (market)	Changing consumer demand from individuals and corporates.
	Reputational	Increased scrutiny following a change in stakeholder perceptions of climate-related action or inaction.

Climate risk – thematic issues
Net zero alignment risk	Net zero ambition risk	Failing to set or adapt HSBC Group’s net zero ambition and broader business strategy in alignment with key stakeholder expectations, latest scientific understanding and commercial objectives.
	Net zero execution risk	Failing to meet HSBC Group’s net zero ambition due to taking insufficient or ineffective actions, or due to the actions of clients, suppliers and other stakeholders or due to other external factors.
	Net zero reporting risk	Failing to report emissions baselines and targets, and performance against these accurately due to data, methodology and model limitations.
Risk of greenwashing	Firm	Making inaccurate, unclear, misleading, or unsubstantiated claims in relation to HSBC Group’s sustainability commitments and targets, as well as the reporting of our performance towards them.
Product
Making inaccurate, unclear, misleading or unsubstantiated claims in relation to products or services offered to clients that have stated sustainability objectives, characteristics, impacts or features.

Client
Making inaccurate, unclear, misleading or unsubstantiated claims as a consequence of
HSBC Group’s relationships with clients or transactions we undertake with them, where their sustainability commitments or related performance are misrepresented or are not aligned to HSBC Group’s own commitments.

HSBC Group’s annual global climate risk materiality assessment helps us to understand how climate risk may impact across HSBC Bank plc’s risk taxonomy. The assessment considers short-term (up to
2026), medium-term (2027-2035) and long term (2036-2050) periods.
In addition to this assessment, we also consider climate risk in our emerging risk reporting and scenario analysis (for further details, see
‘Top and Emerging Risks’ on Page 30).
The table below provides a summary of how climate risk may impact a subset of HSBC Group’s principal risks.

Climate risk drivers	Credit risk	Traded risk	Reputational risk[1]	Regulatory compliance risk[1]	Resilience risk	Other financial and non- financial risk types
Physical risk	◆	◆			◆	◆
Transition risk	◆	◆	◆	◆	◆	◆
1Our climate risk approach identifies thematic issues such as HSBC net zero alignment risk and the risk of greenwashing, which are most likely to materialise in the form of reputational, regulatory compliance and litigation risks.
Climate risk management
Key developments in 2024
Our climate risk programme continues to support the development of our climate risk management capabilities. The following outlines key developments in 2024:
–The HSBC Group has started to enhance its approach to managing net zero alignment risk in wholesale portfolios, through developing portfolio steering capabilities and revenue assessments.
–HSBC Bank plc is aligned with HSBC Group in enhancing the
Group's approach to assessing the impact of climate change on capital, focusing on credit, market and operational risk.
–We enhanced our internal climate scenario analysis, aligned with
HSBC Group, including through improvements to input data and models (e.g. for the power generation and utilities sector).
–HSBC Group enhanced its approach for managing and mitigating the risk of greenwashing.
–HSBC Group developed climate risk guidelines for relationship managers to further embed climate risk considerations into credit risk assessments.
While HSBC Group have made progress, further work remains,
including the need to develop additional metrics and tools to measure the Group's exposure to climate-related risks.

94	HSBC Bank plc
Risk

Governance and structure
The Group's Board takes overall responsibility for our ESG strategy, overseeing executive management in developing the approach,
execution and associated reporting.
HSBC Bank plc aligns to the HSBC Group in that the HSBC Bank plc
Chief Risk Officer is the senior manager responsible for the management of climate risk under the UK Senior Managers Regime, which involves holding overall accountability for the HSBC Bank plc climate risk programme.
The HSBC Group ESG Committee has oversight of ESG strategy,
policy, material commitments and external disclosure. It is co-chaired by the Group Chief Executive Officer and the Group Chief
Sustainability Officer.
A dedicated Environmental Risk Steering Meeting provides oversight of environmental risk and the risk of greenwashing for the Group.
The Europe Reputational Risk Committee provides recommendations and advice on significant reputational risk matters with impacts across
HSBC Bank plc (or the HSBC Group).
The Europe Environmental Risk Forum (formerly the Environmental
Risk Oversight Forum) provides oversight of environmental risk and the risk of greenwashing for HSBC Bank plc.
The Group’s Risk Management Meeting and the Group Risk
Committee receive regular updates on our climate risk profile and progress of our climate risk programme through the equivalent HSBC
Bank plc's Risk Management Meeting.
Risk appetite
Aligned to HSBC Group, our climate risk appetite forms part of HSBC
Bank plc’s risk appetite statement and supports the business in delivering our net zero ambition effectively and sustainably.
Our climate risk appetite statement is approved and overseen by the
Board. Climate risk indicators are reported on a quarterly basis for oversight by the HSBC Bank plc Risk Management Meeting and the
HSBC Bank plc Risk Committee.
Policies, processes and controls
Aligned with HSBC Group, HSBC Bank plc continues to integrate climate risk into policies, processes and controls across many areas of our organisation, and we will continue to update these as our climate risk management capabilities mature over time.
Challenges
Key challenges include:
–the diverse range of internal and external data sources and data structures needed for climate-related reporting, which introduces data accuracy and reliability risks;
–data limitations on customer assets and supply chains, and
methodology gaps, which hinder our ability to assess physical risks accurately;
–industry-wide data gaps on customer emissions and transition plan and methodology gaps, which limit our ability to assess transition risks accurately; and
–limitations in our management of net zero alignment risk due to known and unknown factors, including the limited accuracy and reliability of data, emerging methodologies, and the need to develop new tools to better inform decision making.
Resilience Risk
Overview
Resilience risk is the risk of sustained and significant business disruption from execution, delivery, physical security, or safety events, causing the inability to provide critical services to our customers, affiliates, and counterparties. Resilience risk arises from failures or inadequacies in processes, people, systems, or external events.
Key developments in 2024
During the year, we carried out a number of initiatives to seek to keep pace with geopolitical, regulatory and technology changes and to strengthen the management of resilience risk:
–We continued to recognise that our customers were impacted by service disruptions, responded to these urgently and aimed to recover with minimum delay. We continued to initiate post-
incident review processes to prevent recurrence. Where we
identify that investment is required to further enhance the group’s operational resilience capabilities, findings are fed into the group’s financial planning, helping to ensure we continue to meet the expectations of our customers and our regulators.
–We continued to monitor markets affected by the Russia-Ukraine war and the conflict in the Middle East, as well as other
geopolitical events, for any potential impact they may have on our colleagues and operations.
–We provided analysis and easy-to-access risk and control
information and metrics to enable management to focus on non-
financial risks in their decision making and appetite setting.
We prioritise our efforts on material risks and areas undergoing strategic growth, aligning our location strategy to this need. We also remotely provide oversight and stewardship, including support of chief risk officers, in territories where we have no physical presence.
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
Key risk management process
Operational resilience is our ability to anticipate, prevent, adapt, respond to, recover and learn from operational disruption while minimising customer and market impact. Resilience is determined by assessing whether we are able to continue to provide our important business services, within an agreed level. This is achieved through day-to-day oversight and periodic and ongoing assurance, such as deep dive reviews and controls testing, which may result in
challenges being raised to the business by risk stewards. Further challenge is also raised in the form of our risk steward opinion papers to formal governance, at least four times a year. We accept we will not be able to prevent all disruption but we must prioritise investment to continually improve the response and recovery strategies for our important business services.

HSBC Bank plc	95
Business operations continuity
We continue to monitor geopolitical situation, including the Russia-
Ukraine war and the conflict in the Middle East, and remain ready to take measures to ensure business continuity should the situation require. There have been no significant disruptions to our services, although businesses and functions in nearby markets continually review their plans and responses to minimise any potential impacts.

Cybersecurity Risk
Overview
The threat of a cyber incident remains a concern for our organization, as it does across the financial sector and other industries. As cyber threats continue to evolve, failure to protect our operations may result in disruption for our customers and our business, cause financial loss or loss of sensitive data, and can have a negative impact on our customers’ and our own reputation, among other risks.
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
Key developments in 2024
We have continued to work with our third parties, including suppliers, financial infrastructure bodies, regulators, and other non-traditional third parties, in an effort to help reduce the threat of cyber-attacks impacting our business services and the wider financial sector. We have a third-party security risk management process in place to assess, identify and manage the risks associated with cybersecurity threats with supplier and other third-party relationships. The process includes risk-based cybersecurity due diligence reviews that assess third parties’ cybersecurity programmes against our standards and requirements.
In 2024, we continued our programme of continuous improvement to further strengthen our cyber defences and enhance our cybersecurity capabilities to help reduce the likelihood and impact of unauthorized access, security vulnerabilities being exploited, data leakage, third-
party security exposure, and advanced malware. These defences build upon a proactive data analytical approach to help identify advanced targeted threats and malicious behaviour. One key area of focus is the increasing use of AI, which could be used to facilitate sophisticated cyber-attacks. We are enhancing governance processes to manage potential cybersecurity risks associated with increasing use of AI.
Governance and structure
We operate a three lines of defence model, aligned to the enterprise risk management framework, to help ensure oversight and challenge of our cybersecurity capabilities and priorities. In the first line of defence, we have risk owners within global businesses and functions who are accountable for identifying and managing cyber risk. They work with cybersecurity control owners to apply the appropriate risk treatment in line with our risk appetite. Our controls are designed to be executed in line with our policies and are reviewed and challenged by our risk stewards representing the second line of defence. They are independently assured by the Global Internal Audit function, the third line of defence.
The assessment and management of our cybersecurity risk across the HSBC Group is led and coordinated by a Global Chief Information
Security Officer, supported by regional and business level chief information security officers. Our regional chief information security officer covering Europe and the UK has extensive experience in financial services, security and resilience as well as in strategy, governance, risk management and regulatory compliance. In the event of incidents, the Global Chief Information Security Officer and relevant supporting information security officers are informed by our security operations team and are engaged in alignment with our cybersecurity incident response protocols.
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
Our cybersecurity capabilities are periodically assessed against standards issued by the National Institute of Standards and
Technology ('NIST') by independent third parties and we proactively collaborate with regulators to participate in regular testing activities. In addition, HSBC engages external independent third parties to support our penetration and threat-led penetration testing, which help to identify our vulnerabilities to cyber threats and test our security resilience.
Cyber training and awareness
We understand the important role our people play in protecting against cybersecurity threats. Our aim is to equip every colleague with the appropriate tools and behaviours they need to keep our organisation and customers’ data safe. We provide cybersecurity training and awareness to all our people, ranging from our top executives (including our Board), to IT developers to front-line staff in the group, and we deliver targeted training to staff that are identified as having elevated cyber risk exposure.
We host an annual cyber awareness month for all colleagues,
covering topics such as online safety at home, social media safety, safe hybrid working, and cyber incidents and response. Our dedicated cybersecurity training and awareness team provides a wide range of education and guidance to both customers and our colleagues about how to spot and prevent online fraud.

Regulatory compliance risk
Overview
Regulatory compliance risk is the risk associated with breaching our duty to clients and other counterparties, inappropriate market conduct
(including unauthorised trading) and breaching related financial services regulatory standards. Regulatory compliance risk arises from the failure to observe relevant laws, codes, rules and regulations and can manifest itself in poor market or customer outcomes and lead to fines, penalties and reputational damage to our business. We aim to keep abreast of developments in legal principles or conduct
requirements (including in relation to the risk of such developments in one part of the financial industry being construed as applying to other parts of the financial industry, which could lead to legal or regulatory proceedings).

96	HSBC Bank plc
Risk

Key developments in 2024
Regulatory horizon scanning and mapping capabilities continue to evolve with the focus on enhanced connectivity to risk management systems to support better traceability of regulatory obligations.
Climate risk has been integrated into regulatory compliance policies and processes, with enhancements being made to the Product
Governance Framework, and controls, in order to ensure the effective consideration of Climate risk, in particular Greenwashing risk.
We have enhanced our processes, framework, and governance
capabilities to improve the controls and oversight of Consumer Duty outcomes in UK. Further requirements under the Consumer Duty related to closed products became effective in July 2024.
Governance and structure
In Europe, the Chief Compliance Officer reports to the Group Head of
Regulatory Compliance, and is responsible for all Regulatory and
Financial Crime Compliance teams across the region. Regulatory
Compliance and Financial Crime teams work together and with all relevant stakeholders to help ensure we achieve good conduct outcomes and provide enterprise-wide support on the Compliance risk agenda in collaboration with the regional Risk function.
Key risk management processes
The Europe Regulatory Compliance function is engaged in setting policies, standards and risk appetite to guide the management of regulatory compliance risks. It also devises frameworks and support processes to mitigate such risks. The capability provides oversight, review and challenge to the Country Chief Compliance Officers and their teams to help them identify, assess and mitigate regulatory compliance risks, where required. The regulatory compliance risk policies are regularly reviewed. Policies and procedures require the prompt identification and escalation of any actual or potential regulatory breach. Relevant reportable events are escalated to the
HSBC Bank plc RMM and to the HSBC Group Risk Committee, as
appropriate.
Conduct of business
Our purpose-led conduct approach guides us to do the right thing and to focus on the impact we have for our customers and the financial markets in which we operate. It complements our purpose and values and – together with more formal policies and the tools we have to do our jobs – provides a clear path to achieving our purpose and delivering our strategy. For further information on our Purpose-led
Conduct Approach, see www.hsbc.com/who-we-are/purpose-values-
and-strategy/our-conduct
Regulators and governments
We proactively engage with regulators and governments to facilitate strong relationships through virtual and in-person meetings and by responding to consultations individually and jointly via industry bodies.

Financial crime risk
Overview
Financial crime risk is the risk that HSBC’s products and services will be exploited for criminal activity. This includes fraud, bribery and corruption, tax evasion, sanctions and export control violations and evasion, money laundering, terrorist financing and proliferation financing. Financial crime risk arises from day-to-day banking operations involving customers, third parties and employees.
Key developments in 2024
We regularly review the effectiveness of our financial crime risk management framework, which includes continued consideration of the complex and dynamic nature of sanctions compliance and export control risk. We continued to respond to the financial sanctions and trade restrictions that have been imposed on Russia, including methods used to limit sanctions evasion.
We continued to make progress with several key financial crime risk management initiatives, including:
–deployment of our intelligence-led, dynamic risk assessment
('DRA') capability for customer account monitoring in additional entities and global businesses including in Bermuda, France and
Malta;
–deployment of the Correspondent Banking Monitoring solution,
Global Social Network Analysis ('GSNA') to Malta, Poland, Spain
and Ireland to meet our commitment to the ECB;
–enhancements in response to the rapidly evolving and complex global payments landscape and refinement of our digital assets and currencies strategy;
–enhancing our fraud controls and continuing to invest in, and monitor, technological developments;
–updating the business risk appetite to restrict direct activity with
Russia and Belarus via HSBC; and
–completion of the sale of HSBC Bank (RR) (Limited Liability
Company) in May 2024, which has further reduced our Russia
exposure.
Governance and Structure
The structure of the Financial Crime function has remained
substantively unchanged in 2024. The Regional Head of Financial
Crime and HSBC Bank plc Money Laundering Reporting Officer
continues to report to the Chief Compliance Officer for Europe, while the HSBC Bank plc Risk Management Meeting retains oversight of matters relating to financial crime.
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
We are committed to complying with the laws and regulations of all the markets in which we operate in HSBC Bank plc and applying a consistently high financial crime standard. In cases where material differences exist between the law and regulation of these markets, our policy adopts the highest standard while acknowledging the primacy of local law.
We continue to invest in enhancing our operational control capabilities and technology solutions to deter and detect criminal activity. We further strengthened our financial crime risk taxonomy and control libraries and our monitoring capabilities through technology deployments. We developed more targeted metrics, and continued to seek to enhance our governance and reporting.
We are committed to working in partnership with the wider industry and the public sector in managing financial crime risk. In 2024, our focus remained on measures to improve the overall effectiveness of the global financial crime framework and promote the risk-based approach. Through our work with industry bodies, such as the
Wolfsberg Group, we provided input into legislative and regulatory reform activities and supported the efforts of the global standard setter, the Financial Action Task Force. We did this by contributing to the development of responses to consultation papers focused on how financial crime risk management frameworks can deliver more
effective outcomes in detecting and deterring criminal activity. In addition, we participated in a number of public events related to the promotion of risk-based supervision, payment transparency, fraud risk management and financial inclusion, as well as tackling forestry crimes, wildlife trafficking and human trafficking.

HSBC Bank plc	97
Safeguarding the financial system
We have continued our efforts to combat financial crime and reduce its impact on our organisation, customers and the communities that we serve. Financial crime includes fraud, bribery and corruption, tax evasion, sanctions and export control violations and evasion, money laundering, terrorist financing and proliferation financing.
We manage financial crime risk because it is the right thing to do to protect our customers, shareholders, staff, the communities in which we operate, as well as the integrity of the financial system on which we all rely.  We have a financial crime risk management framework that is applicable across all global businesses and functions, and in all countries and territories in which we operate. The financial crime risk framework, which is overseen by the HSBC Bank plc Board, is
supported by our global financial crime policy that is designed to enable adherence to applicable laws and regulations globally. Annual mandatory training is provided to all colleagues, with additional targeted training tailored to certain individuals. We carry out regular risk assessments, to identify where we need to respond to evolving financial crime threats, as well as to monitor and test our financial crime risk management programme.
We continue to invest in new technology, we are enhancing our fraud monitoring capability and our trade screening controls, and investing in the application of machine learning to improve the accuracy and timeliness of our detection capabilities. These new technologies should enhance our ability to respond effectively to unusual activity and be more granular in our risk assessments.
Anti-bribery and anti-corruption
Our global Financial Crime policy requires that all activity must be:
conducted without intent to bribe or corrupt; reasonable and transparent; considered to be neither lavish nor disproportionate to the professional relationship; appropriately documented with business rationale; and authorised at an appropriate level of seniority. There were no concluded, nor live active, legal cases regarding bribery or corruption brought against the group or its employees in 2024. The global financial crime policy requires that we identify and mitigate the risk of our customers and third parties committing bribery or corruption. Among other controls we use risk assessments, due diligence and ongoing monitoring following a risk-based approach, to identify and help mitigate the risk that our customers are involved in, or use HSBC's products or services, to commit bribery or corruption.

Model risk
Overview
Model risk is the risk of inappropriate or incorrect business decisions arising from the use of models that have been inadequately designed, implemented or used, or from models that do not perform in line with expectations and predictions.
Model risk arises in both financial and non-financial contexts whenever business decision making includes reliance on models.
Key developments in 2024
In 2024, we continued to make improvements in our Model Risk
Management (‘MRM’) processes amid regulatory changes in MRM
requirements.
We enhanced our risk management in the following areas:
–We updated our MRM Framework to meet the requirements of
the PRA’s SS1/23 with a programme of work in progress to
implement these changes across the model landscape;
–We completed a review of model tiering assessing the materiality and complexity of all models and assigning a new tier which will drive the level of oversight required at model level;
–We introduced a new framework to govern and manage the risks associated with Deterministic Quantitative Methods, which are complex and material calculators that although not technically models still present similar risks;
–Following the feedback from the PRA and ECB on a number of our model submissions, we prioritized the redevelopment of internal ratings-based (‘IRB’), internal model approach (‘IMA’) and internal model methods (‘IMM’) models, as part of the IRB repair, Basel
3.1 and Fundamental Review of the Trading Book programmes
with a key focus on enhancing the quality of data used as model inputs;
–We Improved our framework for the independent validation of models accounting for new generative AI techniques becoming
more widely used;
–We worked closely with businesses and functions in developing a governance framework to manage the range of risks these AI and
Machine Learning (‘ML’) techniques can introduce; and
–We continued to support businesses in the programme of work related to climate risk.
Governance and structure
The group's Model Risk Committee is chaired by our Chief Risk
Officer and provides oversight of model risk. The committee includes senior leaders and risk owners across the lines of business and Risk and focuses on model-related concerns and key model risk metrics.
Key risk management processes
We use a variety of modelling approaches, including regression, simulation, sampling, machine learning and judgmental scorecards for a range of business applications. These activities include customer selection, product pricing, financial crime transaction monitoring, creditworthiness evaluation and financial reporting. HSBC Bank plc responsibility for managing model risk is delegated from the group's
RMM to the group's Model Risk Committee, which is chaired by the group's Chief Risk Officer. This committee regularly reviews our model risk management policies and procedures, and requires the first line of defence to demonstrate comprehensive and effective controls based on a library of model risk controls provided by MRM.
MRM also reports on model risk to senior management on a regular basis through the use of risk management information, risk appetite metrics and top and emerging risks.
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
Group.

98	HSBC Bank plc
Risk

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
Insurance products are sold through all global businesses, but predominantly by WPB through our branches and direct channels.
Insurance manufacturing operations
risk management
Key developments in 2024
The insurance manufacturing subsidiaries follow the HSBC Group’s risk management framework. In addition, there are specific policies and practices relating to the risk management of insurance contracts, which have not changed materially over 2024. During the year, there was continued market volatility observed across interest rates, equity and credit markets and foreign exchange rates. This was
predominantly driven by geopolitical factors and wider inflationary concerns.
Following HSBC’s announcement on 20th December 2024 of the
signing of a Memorandum of Understanding for the planned sale of its French Insurance business, the balance sheet of the French business has been reported as held for sale at 31 December 2024.
Further details are provided on page 181.
Governance
(Audited)
Insurance manufacturing risks are managed to a defined risk appetite, which is aligned to the bank’s risk appetite and risk management framework, including the three lines of defence model. For details on the governance framework, see page 28. The HSBC Group Insurance
Risk Management Meeting oversees the control framework globally and is accountable to the WPB Risk Management Meeting on risk matters relating to the insurance business.
The monitoring of the risks within the insurance operations is carried out by Insurance Risk teams. The Bank’s risk stewardship functions support the Insurance Risk teams in their respective areas of expertise.
Stress and scenario testing
(Audited)
Stress testing forms a key part of the risk management framework for the insurance business. We participate in local and HSBC Group-wide regulatory stress tests, as well as individual country insurance regulatory stress tests. The results of these stress tests and the adequacy of management action plans to mitigate these risks are considered in the HSBC Bank plc ICAAP and the entities’ regulatory
Own Risk and Solvency Assessments ('ORSAs'), which are produced by all material entities.
Management and mitigation of key risk types
Market risk
(Audited)
All our insurance manufacturing subsidiaries have market risk mandates and limits that specify the investment instruments in which they are permitted to invest and the maximum quantum of market risk that they may retain. They manage market risk by using, amongst others, some or all of the techniques listed below, depending on the nature of the contracts written:
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
(Audited)
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
(Audited)
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
(Audited)
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
–oversight by financial reporting committees and actuarial review committees in each of our entities of the methodology and
assumptions that underpin IFRS 17 reporting.

HSBC Bank plc	99
Insurance manufacturing operations risk in 2024
Measurement
The following table shows the composition of assets and liabilities by contract type.

Balance sheet of insurance manufacturing subsidiaries by type of contract
(Audited)
	Life direct participating and investment DPF contracts[1]	Life other[2]	Other contracts[3]	Shareholder assets and liabilities	Total
At 31 Dec 2024	£m	£m	£m	£m	£m
Financial assets	3,749	48	1,026	421	5,244
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	3,223	32	1,018	365	4,638
– derivatives	5	—	—	—	5
– financial investments – at amortised cost	—	—	—	1	1
– financial investments at fair value through other comprehensive income	—	—	—	—	—
– other financial assets[4]	521	16	8	55	600
Insurance contract assets	—	38	—	—	38
Reinsurance contract assets	—	132	—	—	132
Other assets and investment properties[5]	18,229	1	—	1,176	19,406
Total assets at 31 Dec 2024	21,978	219	1,026	1,597	24,820
Liabilities under investment contracts designated at fair value	—	—	1,078	—	1,078
Insurance contract liabilities	3,165	259	—	—	3,424
Reinsurance contract liabilities	—	38	—	—	38
Deferred tax	—	—	—	9	9
Other liabilities[5]	17,355	32	—	1,761	19,148
Total liabilities at 31 Dec 2024	20,520	329	1,078	1,770	23,697
Total equity	—	—	—	1,123	1,123
Total liabilities and equity at 31 Dec 2024	20,520	329	1,078	2,893	24,820

Financial assets	21,284	101	942	1,331	23,658
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13,101	78	935	776	14,890
– derivatives	92	—	—	5	97
– financial investments – at amortised cost	218	—	—	14	232
– financial investments at fair value through other comprehensive income	6,947	—	—	452	7,399
– other financial assets[4]	926	23	7	84	1,040
Insurance contract assets	—	41	—	—	41
Reinsurance contract assets	—	145	—	—	145
Other assets and investment properties	748	75	—	82	905
Total assets at 31 Dec 2023	22,032	362	942	1,413	24,749
Liabilities under investment contracts designated at fair value	—	—	1,002	—	1,002
Insurance contract liabilities	20,289	306	—	—	20,595
Reinsurance contract liabilities	—	33	—	—	33
Deferred tax	—	—	—	2	2
Other liabilities	—	—	—	1,966	1,966
Total liabilities at 31 Dec 2023	20,289	339	1,002	1,968	23,598
Total equity at 31 Dec 2023	—	—	—	1,151	1,151
Total liabilities and equity at 31 Dec 2023	20,289	339	1,002	3,119	24,749
1‘Life direct participating and investment DPF’ contracts are life direct participating contracts and investment contracts with discretionary participating features.
These are substantially measured under the variable fee approach measurement model.
2‘Life other’ contracts are measured under the general measurement model and mainly includes protection insurance contracts as well as reinsurance contracts.
The reinsurance contracts primarily provide diversification benefits over the life direct participating and investment DPF contracts.
3‘Other contracts’ includes investment contracts for which HSBC does not bear significant insurance risk.
4'Other financial assets' comprise mainly loans and advances to banks, cash and intercompany balances with other non-insurance legal entities.
5'Other assets and investment properties' includes £19,309m and 'Other liabilities' includes £18,668m in respect of the classification of the French insurance business to held for sale at 31 December 2024. Further details are provided on page 181.

100	HSBC Bank plc
Risk

Key risk types
Market risk
(Audited)
Description and exposure
Market risk is the risk of changes in market factors affecting the bank’s capital or profit. Market factors include interest rates, equity and growth assets, credit spreads and foreign exchange rates.
Our exposure varies depending on the type of contract issued. Our most significant life insurance products are contracts with participating features.
These products typically include some form of capital guarantee or guaranteed return on the sums invested by the policyholders, to which bonuses are added if allowed by the overall performance of the funds. For contracts without participating features, some form of guarantee may still exist but the group’s ability to share risks with policyholders will be reduced.  Funds supporting these savings products are primarily invested in fixed income, with a proportion in some cases allocated to other asset classes to provide customers with the potential for enhanced returns.
These products expose the bank to the risk of variation in asset returns, which will impact our participation in the investment performance. In addition, in some scenarios the asset returns can become insufficient to cover the policyholders’ financial guarantees, in which case the shortfall has to be met by the group. Amounts are held against the cost of such guarantees, calculated by stochastic modelling in the larger entities. The cost of such guarantees are generally not material and form part of insurance fulfilment cash flows.
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
These sensitivities are prepared in accordance with current IFRS
Accounting Standards and are based on changing one assumption at a time with other variables being held constant, recognising that in practice such variables could be correlated. All policies and underline investments are in respective functional currencies, no material exposure to foreign exchange rate changes.
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
The sensitivities provided below include the France insurance business which was classified as held for sale. Further details are provided on page 181.

Sensitivity of the group's insurance manufacturing subsidiaries to market risk factors
(Audited)	2024			2023
	Effect on CSM	Effect on profit after tax[1]	Effect on total equity	Effect on CSM	Effect on profit after tax[1]	Effect on total equity
	£m	£m	£m	£m	£m	£m
+100 basis point parallel shift in yield curves	50	6	(19)	5	1	(25)
–100 basis point parallel shift in yield curves	(113)	(13)	12	(59)	(8)	18
+100 basis point shift in credit spreads	(17)	(4)	(29)	(34)	(3)	(30)
–100 basis point shift in credit spreads	8	4	28	36	4	31
10% increase in growth assets[2]	64	21	21	65	32	32
10% decrease in growth assets[2]	(63)	(22)	(22)	(64)	(32)	(32)
1'Effect on profit after tax' in respect for the year.
2'Growth assets' primarily comprise equity securities and investment properties and variability in growth asset fair value constitutes a market risk to insurance manufacturing subsidiaries.
Credit risk
(Audited)
Description and exposure
Credit risk is the risk of financial loss if a customer or counterparty fails to meet their obligation under a contract. It arises in two main risks for our insurance manufacturers:
–the risk associated with credit spread volatility and default by debt security counterparties after investing premiums to generate a return for policyholders and shareholders; and
–the risk of default by reinsurance counterparties and non-
reimbursement for claims made after ceding insurance risk.
The amounts outstanding at the balance sheet date in respect of these items are shown in the table on page 99.
The credit quality of the reinsurers’ share of liabilities under insurance contracts is assessed as ‘satisfactory’ or higher as defined on page
51, with none of the exposure being either past due or impaired
(2023: none).
Credit risk on assets supporting unit-linked liabilities is predominantly borne by the policyholder; therefore our exposure is primarily related to liabilities under non-linked insurance and investment contracts and shareholders’ funds. The credit quality of these financial assets is included in the table on page 70.
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
policyholders for products with participating features.
The remaining contractual maturity of investment contract liabilities is included in Note 4 on page 134.

HSBC Bank plc	101
The amounts of insurance contract liabilities that are payable on demand, excluding the French insurance contract liabilities that were classified as held for sale at 31 December 2024 (further details are provided on page 181), are set out by the product grouping below:

Amounts Payable on Demand
(Audited)
	2024		2023
	Amounts Payable on Demand	Carrying Amount for these Contracts	Amounts Payable on Demand	Carrying Amount for these Contracts
	£m	£m	£m	£m
Life direct participating and investment DPF contracts	3,154	3,165	17,880	20,289
Life other contracts	—	259	—	306
At 31 Dec	3,154	3,424	17,880	20,595
Insurance underwriting risk
(Audited)
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
The insurance underwriting risk profile and related exposures remain largely consistent with those observed at 31 December 2023.
Sensitivities
The table below shows the sensitivity of the contractual service margin ('CSM'), profit and total equity to reasonably foreseeable changes in non-economic assumptions across all our insurance manufacturing subsidiaries.
These sensitivities are prepared in accordance with current IFRS
Accounting Standards.
Sensitivity to lapse rates depends on the type of contracts being written. An increase in lapse rates typically has a negative effect on
CSM (and therefore expected future profits) due to the loss of future income on the lapsed policies. However, some contract lapses have a positive effect on profit due to the existence of policy surrender charges. We are most sensitive to a change in lapse rates in France.
Mortality and morbidity risk is typically associated with life insurance contracts. During the year we have revised the sensitivity to mortality and morbidity rates from 10% to 5% to align with reasonably
foreseeable changes, and the comparatives have been restated
accordingly. The effect on profit of an increase in mortality or morbidity depends on the type of business being written.
Expense rate risk is the exposure to a change in the allocated cost of administering insurance contracts. To the extent that increased expenses cannot be passed on to policyholders, an increase in expense rates will have a negative effect on our profits. This risk is generally greatest for smaller entities.
The impact of changing insurance underwriting risk factors is primarily absorbed within the CSM, unless contracts are onerous in which case the impact is directly to profit. The impact of changes to the CSM is released to profits over the expected coverage periods of the related insurance contracts.
The sensitivities provided below include the French insurance business which was classified as held for sale at 31 December 2024.
Further details are provided on page 181.

Sensitivity of group's insurance manufacturing subsidiaries to insurance underwriting risk factors[1]
(Audited)
	At 31 Dec 2024
	Effect on CSM	Effect on profit after tax[2]	Effect on total equity
	£m	£m	£m
10% increase in lapse rates	(52)	(5)	(5)
10% decrease in lapse rates	57	5	5
5% increase in mortality and/or morbidity rates	(14)	—	—
5% decrease in mortality and/or morbidity rates	15	1	1
10% increase in expense rates	(28)	(3)	(3)
10% decrease in expense rates	28	3	3
	At 31 Dec 2023
10% increase in lapse rates	(55)	(8)	(8)
10% decrease in lapse rates	58	7	7
5% increase in mortality and/or morbidity rates[3]	(14)	(3)	(3)
5% decrease in mortality and/or morbidity rates[3]	15	2	2
10% increase in expense rates	(27)	(3)	(3)
10% decrease in expense rates	27	3	3
1The sensitivities impacts are provided after considering the impacts of reinsurance contracts held as risk mitigation.
2'Effect on profit after tax' in respect for the year.
3During the year the sensitivity to mortality and morbidity rates have been changed from 10% to 5% and the comparatives have been restated accordingly.

Report of the Directors | Corporate Governance Report

Corporate Governance Report
Contents

102	Directors
103	Board Changes during 2024 and following the year-end
104	Company Secretary
104	Board of Directors
104	Directors‘ emoluments
105	Board committees
108	Dividends
108	Internal control
110	Employees
111	Disclosure of information to auditors
111	Auditors
111	Branches
111	Articles of Association, conflicts of interest and indemnification of Directors
111	Research and Development
111	Events after the Balance Sheet Date
112	Statement on going concern
The statement of corporate governance practices set out on pages 102 to 111, together with the information incorporated by reference, constitutes the Corporate Governance Report of the bank.
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

Board of Directors
As at 31 December 2024, the Board comprised 11 Directors including the Chair, non-executive Directors, and two executive Directors, being the Chief Executive Officer and the Chief Financial Officer. All Directors are subject to election or re-election at each Annual General Meeting ('AGM') of the bank.
The Directors who served during the year ended 31 December 2024 and up to the date of this report are set out below.

Directors
Stephen O'Connor (63)
Chair of the Board
Chair of the Nomination, Remuneration & Governance Committee.
Appointed to the Board: May 2018. Chair of the Board since August 2018.
Stephen is a non-executive Director and Vice Chair of HSBC Continental Europe ('HBCE') and a member of the HBCE Nomination Committee. He is also the Chair of Quantile Group Limited and its subsidiary, Quantile Technologies Limited, and a non-executive Director of the Financial Markets Standards Board. He has more than 25 years’ investment banking experience in London and New York.
Former appointments include: Senior Independent Director, Chair of the Risk Committee and member of both the Audit and Nomination Committees of the London Stock Exchange Group; Chair of the International Swaps and Derivatives Association; and Managing Director and a member of the Fixed Income Management Committee at Morgan Stanley.
Michael Roberts (64)
Executive Director and Chief Executive Officer
Chair of the Executive Committee.
Appointed to the Board and as Chief Executive Officer:
January 2025.
Michael was appointed Chief Executive Officer, HSBC Bank plc and of Corporate and Institutional Banking in January 2025. He also serves as Chairman of HSBC Latin America Holdings (UK) Limited.
Michael previously served as Chief Executive Officer of HSBC US and Americas until December 2024. Michael joined HSBC in 2019 as Chief Executive Officer of HSBC USA. Prior to joining HSBC, Michael spent over 30 years at Citigroup in a number of senior leadership roles, most recently as Global Head of Corporate Banking and Capital Management and Chief Lending Officer.
Kavita Mahtani (54)
Executive Director and Chief Financial Officer
Member of the Executive Committee.
Appointed to the Board and as Chief Financial Officer:
November 2023.
Kavita Mahtani is the Chief Financial Officer for HSBC Bank plc and Corporate and Institutional Banking.
Kavita has over 25 years of experience in financial services and a broad strategic knowledge of banking. She joined HSBC from Citigroup, where she most recently served as Head of Asset and Liability Management for Citi Corporate Treasury. She has held a number of significant strategic roles at Citigroup, including Chief Financial Officer, Global Corporate & Investment Banking; Global Head of Financial Planning and Analysis; and Director, Investor Relations. Before joining Citigroup in 2006, she held key roles at Merrill Lynch and Morgan Stanley.
Kavita is a non-executive Director of Plug Power Inc. and is active in a number of charitable organisations in New York City.
Patrick Clackson (60)
Independent non-executive Director
Member of the Audit Committee.
Appointed to the Board: September 2022.
Former appointments include: Chief Financial Officer, Chief Operations Officer and Chief Executive Officer at Barclays Capital (now Barclays Corporate and Investment Bank). Patrick also held several non-executive positions whilst with Barclays, Barclays Capital, as Head of Business Transformation and Structural Reform, as well as EMEA Chief Executive Officer, Chief Operations Officer, Chief Financial Officer and Head of Risk. Between 1986-1996 he was employed in the audit and financial services advisory teams of PwC, London.
Norma Dove-Edwin (59)
Independent non-executive Director
Member of the Transformation, Operational Resilience and Technology Committee.
Appointed to the Board: October 2021.
Norma is a non-executive Director of Pod Point Group Holdings plc and a Director of Digital & Data Squared Ltd.
Former appointments include: Interim Group Chief Digital and Information Officer of Rolls Royce plc, Chief Digital and Information Officer at Thames Water, Chief Information Officer of ESO at National

102	HSBC Bank plc

Grid plc, Group Chief Data and Information Officer at Places for People and a number of positions at British American Tobacco plc including as Head of Global Data Services.
Juliet Ellis (58)
Independent non-executive Director
Chair of the Transformation, Operational Resilience and Technology Committee, member of the Risk Committee and member of the Nomination, Remuneration & Governance Committee.
Appointed to the Board: January 2021.
Former appointments include: Dual role as European Head of Operations and Global Head of Shared Services and Banking Operations and other senior management positions at Morgan Stanley. Prior to 2007 she performed senior roles within Goldman Sachs International.
Ann Godbehere (69)
Independent non-executive Director
Appointed to the Board: January 2025.
Ann is the Senior Independent non-executive Director of HSBC Holdings plc and is a member of the Group Audit Committee, Group Remuneration Committee and Nomination and Corporate Governance Committee. Ann also serves as a non-executive Director and chair of the Audit Committee of Stellantis N.V and non-executive Director and chair of the Audit and Risk Committee of Shell plc. Ann has extensive financial services experience over a 30-year career spanning insurance, retail and private banking, and wealth management.
Former appointments include: Chief Financial Officer, Swiss RE from 2003 to 2007; Interim Chief Financial Officer, Northern Rock Bank from 2008 to 2009 in the period immediately after its nationalisation; non-executive Director of Prudential plc, British American Tobacco plc, UBS AG, UBS Group AG; and Senior Independent non-executive Director of Rio Tinto plc and Rio Tinto Limited.
Kathryn Gurney (56)
Non-executive Director
Appointed to the Board: March 2023.
Kathryn Gurney is General Counsel for International Wealth and Premier Banking at HSBC.
Prior to this role, Kathryn served as Chief of Staff to Group Chief Executive of HSBC from February 2020–2024.
Kathryn is a lawyer with over 20 years’ experience working in the legal and financial services industry. Having trained and practised as a lawyer in the City of London, she has lived and worked in London, Beijing, Hong Kong and Switzerland.
Lewis O’Donald (59)
Independent Non-executive Director
Member of the Risk Committee and member of the Transformation, Operational Resilience & Technology Committee.
Appointed to the Board: February 2023.
Lewis is currently a Member of the Global Association of Risk Professionals (GARP) Board of Trustees and an Advisor for the Citizens Advice Bureau. Further to this, in 2022, Lewis established his own risk advisory business, Arboreal Risk Advisors, which he remains a co-founder of. Lewis is also a Trustee of the Dorchester Sailing Club.
Former appointments include: Global Chief Risk Officer, a member of the Executive Management Board at Nomura Holdings INC and various directorships at Nomura subsidiaries.

Yukiko Omura (69)
Independent non-executive Director
Member of the Audit Committee.
Appointed to the Board: May 2018.
Yukiko is the Chair of The Private Infrastructure Development Group Limited (‘PIDG’). She also serves as a non-executive Director of Assured Guaranty Ltd, a member of the Supervisory Board of Nishimoto HD Co. Ltd and a member of the Advisory Board for The Critical Mineral Fund. She has more than 40 years’ international professional experience in both the public and private financial sectors, performing senior roles for JP Morgan, Lehman Brothers, UBS and Dresdner Bank.
Yukiko is the Consumer Duty Champion for the Board and helps support the Chair and Chief Executive Officer by encouraging regular dialogue at the Board level on customer outcomes.
Former appointments include: Chair of GuarantCo Limited, a subsidiary of PIDG; Under-Secretary General and COO/Vice President of the International Fund for Agricultural Development; and Executive Vice President and CEO of the Multilateral Investment Guarantee Agency of the World Bank Group.
Dr Eric Strutz (60)
Independent non-executive Director
Chair of the Risk Committee, member of the Nomination, Remuneration & Governance Committee and member of the Audit Committee.
Appointed to the Board: October 2016.
Eric is a director of HBCE and a member of the HBCE Risk Committee.
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
Andrew Wright (64)
Independent non-executive Director
Chair of the Audit Committee and member of the Risk Committee and Nomination, Remuneration & Governance Committee.
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

Board Changes during 2024 and following the year-end
Annabel Spring was appointed to the Board as a non-executive Director with effect from 8 April 2024 and resigned on 5 December 2024.
Colin Bell resigned from the Board and as Chief Executive Officer of the bank on 31 December 2024. Michael Roberts was appointed to the Board and as Chief Executive Officer of the bank and Corporate and Institutional Banking with effect from 1 January 2025.
Ann Godbehere was appointed to the Board as a non-executive Director with effect from 1 January 2025.

HSBC Bank plc	103

Report of the Directors | Corporate Governance Report

Company Secretary
The responsibilities of the Company Secretary include ensuring good governance practices at Board level and effective information flows within the Board and its committees and between senior management and the non-executive Directors.
Olivier Oakley-White was Company Secretary of the bank until 7 October 2024. Lynne Stuart was appointed as Company Secretary from 7 October 2024.
Board of Directors
Key responsibilities
The Board, led by the Chair, is responsible for, amongst other matters:
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
The role of the non-executive Directors is to support the development of proposals on strategy, hold management to account and ensure the executive Directors are discharging their responsibilities properly while promoting a culture that encourages constructive challenge. Non-executive Directors also review the performance of management in meeting agreed goals and objectives. The Chair regularly meets with the non-executive Directors without executive Directors in attendance after Board meetings, and otherwise, as necessary.
Operation of the Board
During 2024, the Board met on a quarterly basis. In addition, three meetings were scheduled for strategy and ‘deep dive’ development sessions. Three additional meetings were also held to help facilitate, amongst other matters, the submissions of the Internal Liquidity Adequacy Assessment Process and Internal Capital Adequacy Assessment Process to the PRA, the approval of the 2024 Recovery Plan, the approval of the sale of the private banking business in Germany (by HBCE, a direct subsidiary), the approval of the Financial Resource Plan and to review employee survey results and culture metrics. The Board agenda is agreed with the Chair, working closely with the Company Secretary, in advance of scheduled meetings. The agenda is informed by forward-looking planning and additional emerging matters that require Board oversight or approval.
The Chief Risk Officer, General Counsel, and Company Secretary are regular attendees at Board meetings, and other senior executives attend to contribute their subject matter expertise and insight, as required.
Board activities during 2024
During 2024, the areas of focus for the Board included overseeing implementation of the approved strategy and the continued execution of the bank’s transformation programme across Europe. The Board also considered performance against financial and other strategic objectives, key business challenges, emerging risks, business development and relationships with the bank’s key stakeholders.
'Deep dives' on key aspects of the bank's business covered a range of areas, including individual business lines, ESG, sustainability, technology, cyber security, artificial intelligence, recovery and resolution, market trends and the state of energy transition.
Throughout the year, the Board received regular updates from management on, amongst other things, the implementation of regulatory programmes, technology, ESG, operations and resilience, as well as people, culture and talent.
During the year, the Board approved revised Terms of Reference ('ToR') for the Transformation, Operational Resilience and Technology Committee ('TRT'), Audit Committee and Risk Committee. The most material change related to an expansion of the scope of the Audit Committee’s responsibilities in relation to internal controls, with effect from 1 January 2025. This will result in the Audit Committee assuming responsibility for the holistic oversight of the wider internal control environment, reflecting its experience in overseeing internal controls over financial reporting, and supporting HSBC Group’s forthcoming responsibility to make a declaration on the effectiveness of material controls under the 2024 UK Corporate Governance Code.

Directors’ emoluments
Details of the emoluments of the Directors for 2024, disclosed in accordance with the Act, are shown in Note 5: ‘Employee compensation and benefits on page 146.
Non-executive Directors do not have service contracts and are engaged through letters of appointment. There are no obligations in the non-executive Directors’ letters of appointment that could give rise to payments other than fees due or payments for loss of office.
Directors’ term of office
Independent non-executive Directors are appointed for an initial three year term. All Directors retire from office at each Annual General Meeting (‘AGM’). A Director who retires at an AGM may, if they are willing to continue in office, be re-elected.

Non-executive Director	Appointment date	Expiration of current term
Patrick Clackson	September 1, 2022	2026 AGM
Norma Dove-Edwin	October 28, 2021	2025 AGM
Juliet Ellis	February 1, 2021	2027 AGM
Ann Godbehere[1]	January 1, 2025	–
Kathryn Gurney[2]	March 1, 2023	2025 AGM
Stephen O’Connor	May 17, 2018	2025 AGM
Lewis O’Donald	February 23, 2023	2026 AGM
Yukiko Omura	May 17, 2018	2025 AGM
Annabel Spring[3]	April 8, 2024	–
Dr Eric Strutz	October 28, 2016	2026 AGM
Andrew Wright	May 17, 2018	2025 AGM[4]
1    Ann Godbehere was appointed to the Board with effect from 1 January 2025 and will be subject to election by members at the HSBC Bank plc 2025 AGM. If elected, her three-year term will commence at the conclusion of the 2025 AGM and last until the conclusion of the 2028 AGM.
2    Internal non-executive Directors are subject to re-election annually by the shareholder at each of the company’s AGMs.
3    Resigned on 5 December 2024.
4    As endorsed by the Group Nomination and Corporate Governance Committee, Andrew Wright’s appointment should be extended by a further year, leading up to the 2026 AGM, subject to re-election by the shareholder at the 2025 AGM.
Directors’ service contracts
The service contracts of executive Directors do not have a fixed term. Consistent with the best interests of the Group, the company will seek to minimise termination payments. Directors may be eligible for a payment in relation to statutory rights.

	Contract date (rolling)	Notice period (Director and HSBC employee)
Colin Bell*	22 February 2021	6 months
Kavita Mahtani	1 November 2023	6 months
Michael Roberts	1 January 2025	6 months
*    Resigned on 31 December 2024.

104	HSBC Bank plc

Board committees
The Board delegates oversight of certain audit, risk, remuneration, nomination and governance matters to its committees. With the exception of the Executive Committee which is chaired by the Chief Executive Officer, each Board committee is chaired by a non-executive Board member and has a remit to cover specific topics in accordance with their respective terms of reference approved by the Board. Excluding the Executive Committee, only non-executive Directors are members of Board committees. The Chair of each non-executive Board committee reports to the Board on the activities of the committee since the previous Board meeting.
Board and Committee performance
The Board understands the importance of, and benefits that derive from, regular reviews of the effectiveness of the Board and its committees. A performance review was facilitated by the bank’s Company Secretary in 2024 which included a written questionnaire completed by members and standing attendees for Board committees and a series of individual interviews with the Directors for the Board review. Overall, the work of the Board and its committees was rated highly, with feedback highlighting positive and constructive engagement with executive management. Each review covered a number of areas, including the Board’s composition and skills, stakeholder engagement, the quality of management reporting and presentation, Director and management engagement and debate, and Board priorities. Outcomes and recommendations were reported to the Board and an action plan was produced for each committee and the Board. All actions arising were completed over 2024.
An annual review of the terms of reference for the Board and its committees was facilitated by the Corporate Governance and Secretariat function. This concluded that the Board and its committees had complied with their respective terms of reference during 2024. Executive Directors are also subject to performance evaluation which helps to determine the level of variable pay they receive each year.
At the date of this report, the following are the principal committees of the Board:
Audit Committee
Key Responsibilities
The Audit Committee is accountable to the Board and has non-executive responsibility for the oversight of financial reporting related matters, relevant internal controls and the bank's Internal Audit function.
The committee's key responsibilities during 2024 included:
–oversight of financial reporting related matters (including regulatory reporting matters as a key component of financial reporting);
–reviewing the effectiveness of internal financial control systems;
–reviewing and monitoring the relationship with the external auditor; and
–overseeing the work of Internal Audit and monitoring and assessing the effectiveness, performance, resourcing, independence and standing of the function.
The committee has responsibility for the oversight of the bank’s whistleblowing arrangements and receives regular updates on matters relating to the whistleblowing arrangements that are in place.

Committee activities during 2024
Key topics considered by the committee during the year were significant accounting judgements, regulatory reporting matters, the effectiveness of internal financial reporting control systems, the bank’s financial resources and capital, the independence, fees and performance of the external auditor, PwC UK, and updates on key issues identified by Internal Audit related to the bank and its subsidiaries.
The committee also received updates from the audit committee chairs of key subsidiaries of the bank, the external auditor on the progress and findings of their audit, and on the tax, legal and regulatory position of the bank and its subsidiaries.
During the year, the committee oversaw the bank’s compliance with the U.S. Sarbanes-Oxley Act of 2002 ('SOX').
Regulatory reporting
Regulatory reporting has been a key priority for the committee over recent years and will continue to be a priority for 2025. The committee is focused on monitoring the programme of work to address the quality and reliability of regulatory reporting to meet regulatory expectations.
Management provided updates on the status of HSBC-specific external reviews, including the PRA Skilled Person Review which commenced in 2023, and discussed the issues and themes identified from the bank's increased assurance work and focus on regulatory reporting. The committee challenged management on remediation plans to ensure there was a sustainable reduction in issues and that dependencies with other key programmes were well understood.
Operation of the Committee
The committee held seven scheduled meetings during the year and held separate meetings with each of the Chief Financial Officer, the Head of Internal Audit and representatives of the external auditor without management present.
The committee meets regularly with the bank’s senior Financial and Internal Audit management and the external auditors to consider, among other matters, the bank’s financial reporting, the nature and scope of audit reviews, the effectiveness of the systems of internal control relating to financial reporting and the monitoring of the Finance function transformation programme.
The Chief Financial Officer, Financial Controller, Chief Risk Officer, Head of Internal Audit, and Company Secretary are standing attendees and regularly attend committee meetings to contribute their subject matter expertise and insight. Other members of senior management routinely attended meetings of the committee by invitation. The external auditor attended all scheduled meetings.
The committee continued to actively engage with the bank’s key subsidiaries and key subsidiary audit committees, with regular reporting throughout the year. During 2024, the Audit and Risk Committee Chairs held two engagement sessions with their material subsidiary counterparts covering key topics including ESG, regulatory reporting and internal controls.
The Chair of the committee regularly meets with the Chair of the Group Audit Committee ('GAC') to help maintain connectivity with the HSBC Group and develop deeper understanding on judgements around key matters. Further, from time to time, the Chair is invited to attend meetings of the GAC on relevant topics. The Chair of the GAC attended a committee meeting held in November 2024.
The committee membership comprises four independent non-executive Directors. The current members are Andrew Wright (Chair), Eric Strutz, Yukiko Omura, and Patrick Clackson.

HSBC Bank plc	105

Report of the Directors | Corporate Governance Report

Significant accounting judgements and related matters considered by the Audit Committee ('AC') for the year ended 31 December 2024 included:
Key area	Action taken
Interim and annual reporting	The AC considered key matters in relation to interim and annual reporting, including US filings 20-F and 6-K.
Disposals
The AC considered the financial and accounting impacts of planned disposals of our insurance business in France, Private Banking business in Germany and business in South Africa. In particular, the AC considered judgements related to the timing of recognition of assets as held-for-sale, the remeasurement of those assets and losses arising, and their impact in the year ended 31 December 2024.

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
Controls
The AC considered the financial reporting control environment on an ongoing basis through the year, reviewing and challenging remediation actions undertaken and enhancements made. This included confirmation of mitigating controls where programmes of work had not fully completed by the year end. Areas of particular focus in 2024 were embedding of the restructuring activities, forward looking planning for Environmental, Social and Governance ('ESG') reporting requirements, and Regulatory Reporting programmes of work.

Tax
The AC reviewed management’s judgements on the recognition, measurement, accounting and disclosure of tax assets and liabilities, in particular those related to deferred tax assets and withholding tax.

Environmental, Social and Governance (‘ESG’) Reporting	The AC reviewed UK and international regulatory developments in ESG Reporting and received updates on disclosures by bank subsidiaries in the European Union.
Risk Committee
Key Responsibilities
The Risk Committee is accountable to the Board and has overall non-executive responsibility for oversight of risk-related matters and the risks impacting the bank.
The committee's key responsibilities during 2024 included:
–Providing independent challenge on risk management reports and advising the Board on risk appetite and risk tolerance related matters;
–reviewing and recommending key regulatory submissions to the Board;
–overseeing and advising the Board on all risk-related matters, including financial and non-financial risks;
–reviewing, challenging, and satisfying itself that the bank's stress testing framework, governance and relevant internal controls are robust;
–reviewing the effectiveness of the bank's risk management framework and internal control systems (other than internal financial controls overseen by the Audit Committee); and
–to provide documentation or assurances to the HSBC Holdings plc Risk Committee as requested.
Committee activities during 2024
Key matters considered by the committee during the year included the bank’s approach to financial and non-financial risks in the context of capital and liquidity risk, retail and wholesale credit risk, traded and treasury risk, financial crime and fraud risk, geopolitical risk, model risk management, regulatory compliance risk, people and climate-related risk, and resilience risks.
The committee also reviewed and challenged management on key regulatory processes, including the bank’s internal capital adequacy assessment process ('ICAAP') and the internal liquidity adequacy assessment process ('ILAAP'), recovery and resolution plans, the outcome of stress tests undertaken during the year, and the bank’s capital, liquidity, and funding plans.
Deep dives were undertaken throughout the year on key areas of risk for the bank, covering areas such as ESG, emerging risks, model risk, and risk return profile. The Risk Committee also reviewed the potential impacts of Basel 3.1, and the potential impacts of HSBC Private Bank (Suisse) SA to the bank's risk profile.
The committee was provided with quarterly updates from the TRT during the year to ensure appropriate alignment in the review and discussion on areas such as operational resilience and technology risk-related matters. Two non-executive directors are members of both the TRT and the Risk Committee, and the Risk Committee chair is invited to attend quarterly TRT meetings, which ensures further alignment between the two committees.
Operation of the Committee
The committee held seven scheduled meetings during the year and two workshops allowing the Committee to deep dive into specific areas of risk to the bank. The Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer, Regional Head of Enterprise Risk Management, and Head of Internal Audit are standing attendees and regularly attend committee meetings to contribute their subject matter expertise and insight. The Chair and members of the committee also hold private meetings with the Chief Risk Officer and other members of management following scheduled meetings.
The committee reviews and challenges current and forward-looking risk issues, and the regional senior business leaders are invited to participate at committee meetings at least annually, working together with functional and regional leaders across all three lines of defence.

106	HSBC Bank plc

The Chair and members of the committee meet regularly with the bank’s senior financial, risk, internal audit and compliance management and the external auditors to consider and discuss, specific risk matters and priorities, risk reports and internal audit reports and the effectiveness of compliance activities. The Chair meets regularly with the committee secretary to ensure the committee meets its governance responsibilities.
During 2024 the committee continued to actively engage with the bank’s key subsidiaries and key subsidiary risk committees, with regular reporting from the respective Chairs throughout the year. The Chair of the committee attended several key subsidiary meetings and HSBC Group-led meetings to help promote connectivity, escalation, and cascade of important topics.
The committee membership comprises four independent non-executive Directors. The current members are Eric Strutz (Chair), Juliet Ellis, Andrew Wright, and Lewis O’Donald.
Transformation, Operational Resilience and Technology Committee
Key Responsibilities
The Transformation, Operational Resilience and Technology Committee was established to assist the Board and Risk Committee with their respective responsibilities in relation to the Bank's transformation strategy, operational resilience, as well as the governance and oversight of Information Technology ('IT'). The committee submits to the Board and Risk Committee a quarterly report, which provides an overview of matters discussed at each meeting. Furthermore, the committee escalates any matters that it deems necessary, including those relating to cyber security, to the Board and/or Risk Committee, taking into account their respective responsibilities. During the year, and as required by the HSBC Group Subsidiary Accountability Framework ('SAF'), the Committee received approval, on the recommendation of the Board, from the HSBC Group Nomination & Corporate Governance Committee for its continuance until 1Q25, enabling further engagement and more detailed oversight of matters within its remit.
The committee's key responsibilities include:
–reviewing progress of the Europe Entity Change portfolio, which consists of key internal regulatory and other strategic transformation programmes. This includes the steps management have taken to manage risk, and to monitor progress against set objectives;
–reviewing global and regional technology strategies to ensure alignment and to ensure that both support the adopted business strategies of the bank; and
–overseeing and challenging management on execution of operational resilience objectives and deliverables.
Committee activities during 2024
Key matters considered by the committee during the year included review and oversight of the Europe technology strategy and governance, technology performance against quantifiable metrics and measures to assess individual and collective risks, technology infrastructure, cyber security, and operational resilience, including operational resilience of critical IT and other business services, and major IT change programmes. The committee received a quarterly operational and resilience risk opinion from the second line of defence on the management of resilience risk and the internal control environment for the bank, including but not limited to technology and cyber security and change execution risk. The committee also reviewed and challenged management on the progress, associated risks, and governance with respect to the third-party management and data risks and mitigations, and key change programmes. Throughout the year the Committee received updates from management regarding artificial intelligence, agile ways of working and value streams and business continuity and incident management.
Operation of the Committee
The committee held five scheduled meetings during 2024.
The Chief Operating Officer, Chief Information Officer, Head of Internal Audit, Regional Head of Enterprise Risk Management, Head of Transformation and Digital Business Services Chief of Staff, and Head of Strategy and Planning Chief of Staff (Europe CEO) are standing attendees and regularly attend Committee meetings to contribute their subject matter expertise and insight. The Board Chair and Risk Committee Chair are optional attendees and attend the meeting at their discretion.
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
–reviewing the corporate governance framework on behalf of the Board, considering its appropriateness to the size, complexity and strategy of the bank; and
–overseeing compliance with the SAF.
    Further information in relation to HSBC’s approach to remuneration for HSBC Group employees is available in the Director’s remuneration report on pages 309 to 314 of HSBC Holdings plc's Annual Report on Form 20-F available on https://www.hsbc.com/investors/results-and-announcements/annual-report.
Committee activities during 2024
During the year the committee continued to review the Board’s composition, succession planning, skills, experience and diversity in keeping with best practice and applicable policies, including the SAF. A Board skills matrix was utilised to support this review. Ann Godbehere, a non-executive Director of HSBC Holdings plc, was appointed to the Board in January 2025 as a non-executive Director to enhance connectivity with the HSBC Group.
    Further information in relation to Board and committee changes throughout the year can be found on page 103.
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
The committee reviewed the annual pay review outcomes across the region and received regular updates on relevant subsidiary and regulatory matters.

HSBC Bank plc	107

Report of the Directors | Corporate Governance Report

Operation of the Committee
The committee held six meetings during 2024.
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
The committee is responsible for oversight of the performance across the bank's lines of business, review of the bank’s financial performance, cost management, and preparing and overseeing the implementation of the bank’s forward looking Financial Resource Plan. In addition, the committee receives updates on people matters, Snapshot survey results, talent, succession planning and retention. During the year, updates were also received on technology, geopolitical, ESG and sustainability matters.
During 2024, in addition to its day-to-day oversight of the bank's operations, the committee remained focused on the Bank’s continued strategic transformation and corporate restructuring across Europe.

Dividends
Information about dividends paid during the year is provided on page 13 of the Strategic Report and in Note 8 to the financial statements.

Internal control
The Board is responsible for the establishment and operation of effective procedures for the maintenance of a sound system of internal control and risk management, and compliance with statutory and regulatory obligations. The Board determine the aggregate level and types of risks the bank is willing to take in achieving its strategic objectives.
To meet this requirement and to discharge its obligations under the FCA Handbook and the PRA Handbook, procedures have been designed to provide reasonable assurance against material misstatement, errors, losses or fraud. They are designed to provide effective internal control within the group and accord with the Financial Reporting Council's guidance for Directors issued in 2014 (and subsequent relevant publications), internal control and related financial and business reporting. The procedures have been in place throughout the year and up to 19 February 2025, the date of publication of this Annual Report on Form 20-F.
The key risk management and internal control procedures include the following:
–The HSBC Book: In 2024, the HSBC Book replaced the HSBC Group's Global Principles document at the top of the HSBC document hierarchy. It underpins the key principles, policies and procedures that are fundamental to the HSBC Group’s risk management structure. It informs and connects our purpose, ambition, strategy and values guiding us to make responsible decisions aligned to our risk culture and risk management approach, to do the right thing and to treat our customers and our colleagues fairly at all times.
–Risk management framework ('RMF'): The RMF supports the HSBC Book. It outlines the key principles and practices that we employ in managing material risks. It applies to all categories of risk and supports a consistent approach in identifying, assessing, managing and reporting the risks we accept and incur in our activities.
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
–A delegation of authorities framework is in place providing a HSBC Group structure for the management of delegated powers. These delegated authorities can be used for the approval, signing and execution of specific written agreements and documents such as procurement contracts. The delegation of authorities framework is adopted via a Board resolution which is reviewed annually. Matters not covered by the delegation of authority framework can be set out in a separate Board resolution, powers of attorney or the relevant HSBC Group policy with clear systems of control that are appropriate to the business or function.
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
–Changes in market conditions/practices: Processes are in place to identify new risks arising from changes in market conditions/practices or customer behaviours, which could expose the group to heightened risk of loss or reputational damage. The group employs a top and emerging risks framework, which contains an aggregate of all current and forward-looking risks and enables it to take action, to the extent it considers appropriate, that either prevents them materialising or limits their impact.
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
–Responsibility for risk management: All employees are responsible for identifying and managing risk within the scope of their role as part of the three lines of defence model. This is an activity-based model to delineate management accountabilities and responsibilities for risk management and the control environment. For more details on the three lines of defence please refer to page 28.

108	HSBC Bank plc

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
The effectiveness of the group’s system of risk management and internal control is reviewed regularly by the Board, the Risk Committee and the Audit Committee.
During 2024, the bank continued to focus on operational resilience and material and emerging risks with progress made to enhance the end-to-end risk and control assessment process. The Risk Committee, supported by the TRT, and the Audit Committee ensured that executive management continued to take efforts to effect the necessary actions to remedy any failings or weaknesses identified through the operation of the group's framework of controls.
Internal control over financial reporting
The bank is required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 and assess its effectiveness of internal control over financial reporting at 31 December 2024, adopting the principles of the Committee of Sponsoring Organizations of the Treadway Commission (’COSO’) 2013 framework for the monitoring of risk management and internal control systems to satisfy the requirements of section 404 of the Sarbanes-Oxley Act.
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
The key risk management and internal control procedures over financial reporting include the following:
–Entity level controls ('ELC'): ELCs are a defined suite of internal controls that have a pervasive influence over the entity as a whole and meet the principles of the COSO framework. They include controls related to the control environment, such as the bank's values and ethics, the promotion of effective risk management and the overarching governance exercised by the Board and its non-executive committees. The design and operational effectiveness of ELCs are assessed on an ongoing basis. If issues are significant to the group, they are notified to the Audit Committee, and to other Committees and forum as appropriate.
–Process level transactional controls: Key process level controls that mitigate risk of financial misstatement are identified, recorded and monitored in accordance with the risk framework. This includes the identification and assessment of relevant control issues against which action plans are tracked through to remediation. Further details on the group’s approach to risk management can be found on page 28. The Audit Committee has continued to receive regular updates on HSBC’s ongoing activities for improving the effective oversight of end-to-end business processes and management continues to identify opportunities for enhancing key controls, such as through the use of automation technologies.

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
–Disclosure Committee: Chaired by the Chief Financial Officer, the committee supports the discharge of the bank’s obligations under relevant legislation and regulation including the European Union’s Market Abuse Regulation ('EU MAR'), as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended ('UK MAR'), the UK Listing Rules, Prospectus Regulation Rules and the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority, the New York Stock Exchange’s Listed Company Manual, U.S. Securities laws and the rules and regulations of the SEC, and also any other listing and disclosure rules of the markets and exchanges on which the bank’s financial instruments are listed, including any other requirements that shall apply from time to time. In so doing, the Disclosure Committee is empowered to determine whether a new event or circumstance should be disclosed, including the form and timing of such disclosure, and review certain material disclosures made or to be made by the group. The membership of the Disclosure Committee consists of senior management, including the Chief Financial Officer, Chief Risk Officer, General Counsel, Company Secretary and the Head of Fixed Income Investor Relations (HSBC Holdings plc). The integrity of disclosures is underpinned by structures and processes within the Finance, Risk and Compliance functions that support rigorous analytical review of financial reporting and the maintenance of proper accounting records. As required by the Sarbanes-Oxley Act, the Chief Executive Officer and the Chief Financial Officer have certified that the group’s disclosure controls and procedures were effective as at the end of the period covered by the Annual Report on Form 20-F. The annual review of the effectiveness of the group’s system of risk management and internal control over financial reporting was conducted with reference to the COSO 2013 framework. Based on the assessment performed, the Chief Executive Officer and Chief Financial Officer concluded that for the year ended 31 December 2024, the group’s internal control over financial reporting was effective.
–Subsidiary certifications: Certifications are provided to the Audit Committee and the Risk Committee (full and half yearly) and to the Nomination, Remuneration and Governance Committee (annually) from the audit, risk and remuneration committees of key material subsidiary companies confirming amongst other things that:
–    Audit – the financial statements of the subsidiary have been prepared in accordance with group policies, present fairly the state of affairs of the subsidiary and are prepared on a going concern basis;
–    Risk – the risk committee of the subsidiary has carried out its oversight activities consistent with and in alignment to the RMF; and
–    Remuneration – the remuneration committee of the subsidiary has discharged its obligations in overseeing the implementation and operation of HSBC’s Group Remuneration Policy.

HSBC Bank plc	109

Report of the Directors | Corporate Governance Report

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
We delivered a range of initiatives in 2024 to help us understand and manage our health and safety risks:
–We reinforced our advice and risk assessment and control methodology on working from home for employees adopting a hybrid work style, providing more awareness and best practices on good ergonomics and well-being.
–We delivered health and safety training and awareness for HSBC Bank Plc employees and contractors, ensuring roles and responsibilities were clear and understood.
–We completed the annual safety inspection on all of our HSBC Bank Plc buildings, to ensure we were meeting our standards and continuously improving our safety performance.
–We continued to hold health & safety themed awareness campaigns and facilitate CPR and first aid training for our colleagues.
–In 2024, we achieved full implementation of our Eat Well Live Well programme across 100% of catered HSBC sites, driving global healthy food sales to 32% with over 10% of all dishes sold globally being plant-based. These results were supported by monthly Eat Well Live Well events, and virtual teaching kitchens accessible to all employees.
–Protection of our colleagues and operations is of critical importance, and we have effective controls in place to protect our people from natural disasters (such as storms and earthquakes). In 2024, there were no injuries or business impact resulting from natural disasters.

Employee health and safety
	2024	2023	2022
Number of employee workplace fatalities	—	—	—
Number of major injuries to employees[1]	1	3	—
Number of employee All Other Accidents	8	19	21
All injury rate per 100,000 employees	78	148	136
1    Fractures, dislocation, concussion, loss of consciousness overnight admission to hospital.
Inclusion
We are guided by our global purpose: to open up a world of opportunity for our customers, colleagues, and communities, which is underpinned by our values: we value difference; we succeed together; we take responsibility, and we get it done.
As an international bank we recognize that economies, societies, supply chains and people’s lives are interconnected. To help create long-term value for our stakeholders, we focus on fostering inclusion and building resilience for our colleagues, customers, and the communities we operate within. Our established ambitions guide how we deliver our purpose, including increasing representation of under-represented groups, specifically, women and Black heritage colleagues in the senior leadership roles, and cultivating a more inclusive and resilient culture at HSBC. Members of the HSBC Europe Executive Committee are held to account for the actions they take on inclusion via ambitions contained within their performance scorecards, and management through our governance forums.

We are pleased to report on key progress made in 2024:
Achievements
–Throughout 2024 we held our senior executives accountable for activity via regular Europe Diversity and Inclusion Council sessions, chaired by the Chief Executive Officer and consisting of the European Executive Committee. The sessions worked to reinforce our commitments, define high-impact actions, engage more closely with our Employee Resources Groups and track progress and accountability.
–Throughout 2024, we delivered multiple events and conferences to support our colleagues across our European countries, including a week of Inclusion events in May hosted by our Inclusive Europe Employee Resource Group ('ERG') with more than 1000 attendees. Our Employee Resource Groups ('ERG's) contribute significant support to colleagues across Europe. They are led by colleagues with a range of shared values, identities, interests, and goals including disability, LGBTQ+, ethnicity, parenting, and gender. In 2024 we launched 3 new ERGs focused on Ethnicity, Parents and Disability in Europe.
–We engaged 24 of our most talented women in career conversations with the Europe Executive Committee, with scores on quality of sessions averaging 9.3/10, and supported 70 of our mid-level women executives with 1:1 coaching via the Ezra coaching platform, our new global provider.
–80+ of our most senior leaders participated in Inclusive Leadership training.
–We had a Black heritage action plan, through 2024, to support our ethnicity ambitions, including a Black Heritage Sponsorship Programme in Global Banking and Markets and Commercial Banking.
–65.8% of employees in the UK, Bermuda, Channels Islands and Isle of Man and South Africa have declared their ethnicity in our 'HR Direct' system, as of 31 December 2024. For our senior leaders, this figure is 70.9%.
Gender representation statistics
As part of our global ambition to achieve 35% senior leadership roles held by women by the end of 2025, HSBC Europe focused on making improvements to promotion and recruitment processes to support more equitable career progression. Whilst our progress remains slow, with organizational restructuring across the region contributing to static year on year figures for senior women in leadership roles, we continued to hire a more balanced population at senior levels. Merit remains the principal factor in our hiring decisions.
Female representation by management level:
–All grades – 48.3%;
–GCB 6-8 Clerical grades – 63.4%;
–GCB 4-5 Management – 44%; and
–GCB 0-3 Senior management – 25.3%, with 29% of new senior executives hires female, and overall, 47.5% new hires female in 2024.
Employment of people with a disability
We provided equal opportunities for all employees, particularly those with disabilities. Where necessary, we will provide appropriate training, facilities, and equipment. In 2024 we delivered a full review and enhancement of our reasonable accommodations process in France, Germany, and Switzerland to support colleagues with a disability or neurodivergence through our recruitment processes. Continuous work also ensures individualised support is provided to make home office adjustments and colleagues have access to a range of global resources that provide information on available software, hardware, and support for managers.

110	HSBC Bank plc

Our ERG's, supported by HR and business leadership, are doing an important job of breaking down barriers. They offer a space for discussion between those with a disability and their allies for exchanges of inclusive best practices, building confidence and reducing stigma.
Where it is legally permissible to do so, colleagues are able to disclose whether they have a disability in our HR systems.
Learning and talent development
We built a dynamic environment where our colleagues can develop skills and undertake experiences that help them fulfil their potential. Our approach allows us to support our colleagues' career goals.
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
HSBC University remains our home for skills development with access to face-to-face training and an extensive digital content catalogue ranging for quick videos, podcasts and Learning pathways. Powered by Degreed, our HSBC University platform provides tailored content aligned to employees' chosen skills and areas levering our many technical academies. Our Leadership development partners include Imperial College and London Business Schools, with whom we work on topics of strategic importance. For example, during 2024, we continued to deploy the suite of the Managing Director Programmes, offering experiential learning with small working groups to address live challenges across the business. Executive Masterclasses provide a deep dive into topics, issues and skills that will shape HSBC's future.
My HSBC Career Portal, which offers career development information and resources to help colleagues manage the various stages of their careers, from joining to career progression, is also available to all our employees. However, we also recognise that most development happens while our colleagues work through regular coaching, feedback, and performance management, and to support this we have launched the Talent Marketplace to all HSBC Europe employees. This allows our employees to connect to 'on-the-job' development opportunities across the HSBC Group by matching individuals' existing skills and career aspirations to live projects. Allowing HSBC Europe to supplement its personnel in developing local initiatives and projects.
Employee relations
We consult and, where appropriate, negotiate with employee representative bodies where we have them. We also aim to maintain well-developed communications and consultation programmes with all employee representative bodies, and there have been no material disruptions to our operations from labour disputes during the past five years.

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
Branches
HSBC Bank plc provides a wide range of banking and financial services through 20 markets. HSBC Bank plc is simplifying its operating model to one integrated business supporting a wholesale banking hub for the EU in Paris and a wholesale banking hub for western markets in London. Further information on the bank’s branches are located in ‘HSBC in Europe’ on page 4.
Articles of Association, conflicts of interest and indemnification of Directors
Revised Articles of Association were approved at the 2024 AGM. The principal changes included updates and changes to articles on hybrid meetings, general meetings, the Board’s powers to allot shares and grant rights, Directors’ written resolutions, removal of the provisions relating to untraced shareholders and powers of the Board regarding reserves of the profits of the company.
The bank's Articles of Association gives the Board authority to approve Directors’ conflicts and potential conflicts of interest. The Board has adopted policies and procedures for the approval of Directors’ actual or potential conflicts of interest. On appointment, new Directors are advised of the process for dealing with conflicts and a review of those conflicts that have been authorised, and the terms of those authorisations, is routinely undertaken by the Board.
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
The indemnities that constitute a 'qualifying third-party indemnity provision', as defined by section 234 of the Companies Act 2006, remained in force for the whole of the financial year (or, in the case of Directors appointed during 2024, from the date of their appointment). The deed poll is available for inspection at the registered office of HSBC Holdings plc.
Additionally, Directors have the benefit of Directors’ and Officers’ liability insurance. Qualifying pension scheme indemnities have also been granted to the Trustees of the Group's pension schemes, which were in force for the whole of the financial year and remain in force as at the date of this report.

Research and Development
In the ordinary course, the businesses develop new products and services.

Events after the Balance Sheet Date
    For details of events after the balance sheet date, see Note 35 on the Financial Statements.

HSBC Bank plc	111

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
In addition, the objectives, policies and processes for managing credit, liquidity and market risk are set out in the ‘Report of the Directors: Risk’.

112	HSBC Bank plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of HSBC Bank plc

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of HSBC Bank plc and its subsidiaries (the "group") as of 31 December 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 31 December 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024 in conformity with (i) International Financial Reporting Standards as issued by the International Accounting Standards Board, (ii) UK-adopted International Accounting Standards, and (iii) International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

Basis for Opinion
These consolidated financial statements are the responsibility of the group’s management. Our responsibility is to express an opinion on the group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the group's internal control over financial reporting. Accordingly, we express no such opinion.
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
Measurement of expected credit losses on loans and advances to customers - wholesale stage 3
As described in Note 1.2 to the consolidated financial statements, expected credit losses (‘ECL’) are recognised for loans and advances to customers. The assessment of credit risk and the estimation of ECL are probability-weighted and incorporate all available information about past events, current conditions, and forecasts of future events and economic conditions at the reporting date. Management calculates ECL using three main components: a probability of default (‘PD’), a loss given default (‘LGD’) and the exposure at default (‘EAD’). As disclosed by management, the calculation of ECL involves significant judgements, assumptions and estimates. The ECL for Wholesale stage 3 is determined on an individual basis using a discounted cash flow methodology. The expected future cash flows are based on estimates, reflecting assumptions and projections of future recoveries and expected future receipts of interest, taking into account the estimated fair value of collateral at the time of expected realisation of credit impaired stage 3 exposures. Cash flow scenarios are probability-weighted with economic scenarios applied more generally. The group’s ECL on loans and advances to customers – wholesale stage 3 was £616 million as of 31 December 2024.
The principal considerations for our determination that performing procedures relating to the measurement of expected credit losses on loans and advances to customers – wholesale stage 3 is a critical audit matter are (i) the significant judgement and estimation by management in developing cash flow scenarios and weighting of those scenarios, and (ii) the significant judgement by management in developing the assumptions for expected future cash flows relating to future recoveries, future receipts and collateral values on credit impaired wholesale stage 3 exposures. This led to a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort involved the use of professionals with specialised skill and knowledge.

HSBC Bank plc	113

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the measurement of expected credit losses on loans and advances to customers – wholesale stage 3. These procedures also included, among others, testing management’s process for estimating expected credit losses through (i) evaluating the reasonableness of certain cash flow scenarios and weighting of those scenarios; (ii) evaluating the reasonableness of management’s significant assumptions and calculations made in estimating expected future cash flows related to future recoveries, future receipts and collateral valuation for certain credit-impaired wholesale stage 3 exposures; (iii) testing the completeness and accuracy of certain input data used by management to determine expected credit losses; and (iv) evaluating the disclosures made in the consolidated financial statements in relation to the measurement of expected credit losses of loans and advances to customers – wholesale stage 3. Professionals with specialised skill and knowledge assisted in assessing the reasonableness of collateral valuations.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
20 February 2025

We have served as the group's auditor since 2015.

114	HSBC Bank plc

Financial statements
Contents

115	Consolidated income statement
116	Consolidated statement of comprehensive income
117	Consolidated balance sheet
118	Consolidated statement of changes in equity
121	Consolidated statement of cash flows
Consolidated income statement
for the year ended 31 December

		2024	2023	2022
	Notes*	£m	£m	£m
Net interest income		985	2,151	1,904
– interest income[1,2]		19,414	17,782	6,535
– interest expense[3]		(18,429)	(15,631)	(4,631)
Net fee income	2	1,275	1,229	1,295
– fee income		2,758	2,594	2,593
– fee expense		(1,483)	(1,365)	(1,298)
Net income from financial instruments held for trading or managed on a fair value basis	3	4,726	3,395	2,875
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3	857	1,168	(1,370)
Changes in fair value of long-term debt and related derivatives		2	(63)	102
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		413	284	143
Net gains/(losses) from financial investments		22	(84)	(60)
(Losses)/gains recognised on Assets held for sale[4]		(100)	296	(1,947)
Insurance finance (expense)/income	4	(984)	(1,184)	1,106
Insurance service result	4	171	124	121
– Insurance revenue		398	379	361
– Insurance service expense		(227)	(255)	(240)
Other operating income		106	190	135
Net operating income before change in expected credit losses and other credit impairment charges[5]		7,473	7,506	4,304
Change in expected credit losses and other credit impairment charges		(163)	(169)	(222)
Net operating income		7,310	7,337	4,082
Total operating expenses		(5,260)	(5,142)	(5,251)
– employee compensation and benefits	5	(1,672)	(1,706)	(1,698)
– general and administrative expenses		(3,440)	(3,375)	(3,425)
– depreciation and impairment of property, plant and equipment and right of use assets		(71)	(45)	(103)
– amortisation and impairment of intangible assets		(77)	(16)	(25)
Operating profit/(loss)		2,050	2,195	(1,169)
Share of profit/(loss) in associates and joint ventures	17	18	(43)	(30)
Profit/(loss) before tax		2,068	2,152	(1,199)
Tax (charge)/credit	7	(785)	(427)	646
Profit/(loss) for the year		1,283	1,725	(553)
Profit/(loss) attributable to the parent company		1,253	1,703	(563)
Profit attributable to non-controlling interests		30	22	10
*    For Notes on the financial statements, see page 122.
1    Interest income includes £17,467m (2023: £16,484m; 2022: £5,512m) of interest recognised on financial assets measured at amortised cost; £9m (2023: £42m; 2022: £422m) of negative interest recognised on financial liabilities and £1,944m (2023: £1,256m; 2022: £601m) of interest recognised on financial assets measured at fair value through other comprehensive income. Include within this is £97m (2023: £117m; 2022: £59m) interest recognised on impaired financial assets.
2    Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3    Interest expense includes £17,195m (2023: £14,226m; 2022: £3,740m) of interest on financial liabilities, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4    In relation to the sale of our retail banking operations in France, we recognised a £1.7bn impairment loss in 3Q22 on initial classification of the business as held-for-sale. In 1Q23, we reversed the £1.7bn impairment loss as the sale became less certain. On subsequent re-classification of the business as held-for-sale in 4Q23, we recognised a £1.5bn impairment loss.
5    Net operating income before change in expected credit losses and other credit impairment charges is also referred to as 'revenue'.

HSBC Bank plc	115

Financial statements

Consolidated statement of comprehensive income
for the year ended 31 December

	2024	2023	2022
	£m	£m	£m
Profit/(loss) for the year	1,283	1,725	(553)
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	144	439	(1,886)
– fair value gains/(losses)	197	495	(2,631)
– fair value (gains)/losses transferred to the income statement on disposal	(28)	93	59
– expected credit losses/(recoveries) recognised in the income statement	1	(2)	6
– income taxes	(26)	(147)	680
Cash flow hedges	103	663	(943)
– fair value (losses)/gains	(396)	614	(1,418)
– fair value losses reclassified to the income statement	538	301	127
– income taxes	(39)	(252)	348
Finance (expenses)/income from insurance contracts	(108)	(298)	1,408
– before income taxes	(146)	(402)	1,898
– income taxes	38	104	(490)
Exchange differences	(491)	(302)	672
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(2)	(2)	38
– before income taxes	(6)	(20)	56
– income taxes	4	18	(18)
Equity instruments designated at fair value through other comprehensive income	(2)	(1)	—
– fair value gains/(losses)	13	(1)	—
– income taxes	(15)	—	—
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	(40)	(132)	329
– fair value (losses)/gains	(55)	(179)	462
– income taxes	15	47	(133)
Other comprehensive (expense)/income for the year, net of tax	(396)	367	(382)
Total comprehensive income/(expense) for the year	887	2,092	(935)
Attributable to:
– shareholders of the parent company	863	2,070	(947)
– non-controlling interests	24	22	12

116	HSBC Bank plc

Consolidated balance sheet
at 31 December

		At
		31 Dec	31 Dec
		2024	2023
	Notes*	£m	£m
Assets
Cash and balances at central banks		119,184	110,618
Trading assets	10	116,042	100,696
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	13	9,417	19,068
Derivatives	14	198,172	174,116
Loans and advances to banks		14,521	14,371
Loans and advances to customers		82,666	75,491
Reverse repurchase agreements – non-trading		53,612	73,494
Financial investments	15	52,216	46,368
Assets held for sale[1]	34	21,606	20,368
Prepayments, accrued income and other assets[2]	21	56,950	65,749
Current tax assets		1,043	485
Interests in associates and joint ventures	17	703	665
Goodwill and intangible assets	20	303	203
Deferred tax assets	7	895	1,278
Total assets		727,330	702,970
Liabilities and equity
Liabilities
Deposits by banks		26,515	22,943
Customer accounts		242,303	222,941
Repurchase agreements – non-trading		40,384	53,416
Trading liabilities	22	42,633	42,276
Financial liabilities designated at fair value	23	37,443	32,545
Derivatives	14	197,082	171,474
Debt securities in issue		19,461	13,443
Liabilities of disposal groups held for sale[1]	34	23,110	20,684
Accruals, deferred income and other liabilities[2]	24	50,484	62,560
Current tax liabilities		250	272
Insurance contract liabilities	4	3,424	20,595
Provisions	25	275	390
Deferred tax liabilities	7	5	6
Subordinated liabilities	26	16,908	14,920
Total liabilities		700,277	678,465
Equity
Total shareholders’ equity		26,895	24,359
– called up share capital	29	797	797
– share premium account	29	3,582	1,004
– other equity instruments	29	3,921	3,930
– retained earnings		25,040	24,724
– other reserves		(6,445)	(6,096)
Non-controlling interests		158	146
Total equity		27,053	24,505
Total liabilities and equity		727,330	702,970
1    Includes businesses classified as held-for-sale as part of a broader restructuring of our European business. Refer to Note 34 'Assets held for sale and liabilities of disposal groups held for sale' on page 181.
2    In 2023 ‘Items in the course of collection from other banks’ (£2,114m) were presented on the face of the balance sheet but are now reported within ‘Prepayments, accrued income and other assets’ in the Annual Report on Form 20-F. Similarly, ‘Items in the course of transmission to other banks’ (£2,116m) are now presented within ‘Accruals, deferred income and other liabilities’.
*    For Notes on the financial statements, see page 122.
The accompanying notes on pages 122 to 186, and the audited sections of the 'Report of the Directors' on pages 28 to 111 form an integral part of these financial statements.
The financial statements were approved by the Board of Directors on 20 February 2025 and signed on its behalf by:

Kavita Mahtani
Director

HSBC Bank plc	117

Financial statements

Consolidated statement of changes in equity
for the year ended 31 December

				Other reserves
	Called up share capital & share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgan-isation reserve (‘GRR’)[5]	Insur-ance finance reserve[1]	Total share- holders’ equity	Non-control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	1,801	3,930	24,724	(868)	(330)	2,178	(7,692)	616	24,359	146	24,505
Profit for the period	—	—	1,253	—	—	—	—	—	1,253	30	1,283
Other comprehensive (expense)/income (net of tax)	—	—	(40)	176	103	(493)	—	(136)	(390)	(6)	(396)
– debt instruments at fair value through other comprehensive income	—	—	—	143	—	—	—	—	143	1	144
– equity instruments designated at fair value through other comprehensive income	—	—	—	(2)	—	—	—	—	(2)	—	(2)
– cash flow hedges	—	—	—	—	103	—	—	—	103	—	103
– remeasurement of defined benefit asset/liability	—	—	(2)	—	—	—	—	—	(2)	—	(2)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[2]	—	—	(40)	—	—	—	—	—	(40)	—	(40)
– Foreign exchange reclassified to income statement on disposal of a foreign operation	—	—	—	—	—	49	—	—	49	—	49
– insurance finance expense recognised in other comprehensive income	—	—	—	—	—	—	—	(108)	(108)	—	(108)
– exchange differences	—	—	2	35	—	(542)	—	(28)	(533)	(7)	(540)
Total comprehensive income/(expense) for the year	—	—	1,213	176	103	(493)	—	(136)	863	24	887
Capital securities issued during the period[4]	2,578	204	—	—	—	—	—	—	2,782	—	2,782
Redemption of securities	—	(213)	—	—	—	—	—	—	(213)	—	(213)
Dividends paid to the parent company[3]	—	—	(535)	—	—	—	—	—	(535)	(11)	(546)
Net impact of equity-settled share-based payments	—	—	(6)	—	—	—	—	—	(6)	—	(6)
Change in business combinations and other movements[6]	—	—	(356)	—	—	1	—	—	(355)	(1)	(356)
At 31 Dec 2024	4,379	3,921	25,040	(692)	(227)	1,686	(7,692)	480	26,895	158	27,053

118	HSBC Bank plc

Consolidated statement of changes in equity (continued)

for the year ended 31 December
				Other reserves
	Called up share capital & share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve ('GRR')[5]	Insur-ance finance reserve[1]	Total share- holders’ equity	Non- control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233
Profit for the year	—	—	1,703	—	—	—	—	—	1,703	22	1,725
Other comprehensive income/(expense) (net of tax)	—	—	(134)	422	661	(294)	—	(288)	367	—	367
– debt instruments at fair value through other comprehensive income	—	—	—	437	—	—	—	—	437	2	439
– equity instruments designated at fair value through other comprehensive income	—	—	—	(1)	—	—	—	—	(1)	—	(1)
– cash flow hedges	—	—	—	—	663	—	—	—	663	—	663
– remeasurement of defined benefit asset/liability	—	—	(2)	—	—	—	—	—	(2)	—	(2)
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[2]	—	—	(132)	—	—	—	—	—	(132)	—	(132)
– insurance finance expense recognised in other comprehensive income	—	—	—	—	—	—	—	(298)	(298)	—	(298)
– exchange differences	—	—	—	(14)	(2)	(294)	—	10	(300)	(2)	(302)
Total comprehensive income/(expense) for the year	—	—	1,569	422	661	(294)	—	(288)	2,070	22	2,092
Capital securities issued during the period	584	—	—	—	—	—	—	—	584	—	584
Dividends paid to the parent company[3]	—	—	(961)	—	—	—	—	—	(961)	(7)	(968)
Net impact of equity-settled share-based payments	—	—	(18)	—	—	—	—	—	(18)	—	(18)
Change in business combinations and other movements	—	—	(234)	(1,012)	(41)	859	—	10	(418)	—	(418)
At 31 Dec 2023	1,801	3,930	24,724	(868)	(330)	2,178	(7,692)	616	24,359	146	24,505

HSBC Bank plc	119

Financial statements

Consolidated statement of changes in equity (continued)

for the year ended 31 December
				Other reserves
	Called up share capital & share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Group reorgani-sation reserve ('GRR')[5]	Insur-ance finance reserve[1]	Total share- holders’ equity	Non- control-ling interests	Total equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2022	797	3,722	24,157	1,603	(7)	948	(7,692)	(514)	23,014	131	23,145
Loss for the year	—	—	(563)	—	—	—	—	—	(563)	10	(553)
Other comprehensive (expense)/income (net of tax)	—	—	367	(1,881)	(943)	665	—	1,408	(384)	2	(382)
– debt instruments at fair value through other comprehensive income	—	—	—	(1,881)	—	—	—	—	(1,881)	(5)	(1,886)
– cash flow hedges	—	—	—	—	(943)	—	—	—	(943)	—	(943)
– remeasurement of defined benefit asset/liability	—	—	38	—	—	—	—	—	38	—	38
– changes in fair value of financial liabilities designated at fair value due to movement in own credit risk[2]	—	—	329	—	—	—	—	—	329	—	329
– insurance finance income recognised in other comprehensive income	—	—	—	—	—	—	—	1,408	1,408	—	1,408
– exchange differences	—	—	—	—	—	665	—	—	665	7	672
Total comprehensive (expense)/income for the year	—	—	(196)	(1,881)	(943)	665	—	1,408	(947)	12	(935)
Capital securities issued during the period	420	208	—	—	—	—	—	—	628	—	628
Dividends paid to the parent company[3]	—	—	(1,052)	—	—	—	—	—	(1,052)	(2)	(1,054)
Net impact of equity-settled share-based payments	—	—	5	—	—	—	—	—	5	—	5
Capital contribution[7]	—	—	1,465	—	—	—	—	—	1,465	—	1,465
Change in business combinations and other movements	—	—	(11)	—	—	—	—	—	(11)	(10)	(21)
At 31 Dec 2022	1,217	3,930	24,368	(278)	(950)	1,613	(7,692)	894	23,102	131	23,233
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
2    The cumulative amount of change in fair value attributable to changes in own credit risk of financial liabilities designated at fair value was a gain of £70m (2023: gain of £151m and 2022: gain of £292m).
3    The dividends to the parent company includes dividend on ordinary share capital £312m (2023: £750m and 2022: £850m) and coupon payments on additional tier 1 instrument £223m (2023: £211m and 2022: £202m).
4    During 2024, CET1 issuance of shares to HSBC Holdings plc equalled £2,578m, including £1,132m in respect of funding the acquisition of HSBC Private Bank (Suisse) SA ('PBRS') in February 2024.
5    The Group reorganisation reserve ('GRR') is an accounting reserve resulting from the ring-fencing implementation.
6    Change in business combinations includes HSBC Bank pls's acquisition of PBRS.
7    HSBC Holdings plc injected £1.5bn of CET1 capital into HSBC Bank plc during November 2022 which in turn injected into HSBC Continental Europe for funding the acquisition of HSBC Bank Malta plc and HSBC Trinkaus & Burkhardt GmbH.

120	HSBC Bank plc

Consolidated statement of cash flows
for the year ended 31 December

	2024	2023	2022
	£m	£m	£m
Profit/(loss) before tax	2,068	2,152	(1,199)
Adjustments for non-cash items
Depreciation, amortisation and impairment	148	61	128
Net loss/(gain) from investing activities[1]	83	(66)	2,002
Share of (profit)/loss in associates and joint ventures	(18)	43	30
Change in expected credit losses gross of recoveries and other credit impairment charges	165	161	253
Provisions including pensions	78	132	192
Share-based payment expense	61	58	46
Other non-cash items included in profit/(loss) before tax	(180)	(165)	(16)
Elimination of exchange differences[2]	4,883	4,426	(6,761)
Changes in operating assets and liabilities	(1,479)	(3,172)	37,515
– change in net trading securities and derivatives	(13,266)	(15,528)	(6,213)
– change in loans and advances to banks and customers	(455)	4,245	(2,717)
– change in reverse repurchase agreements – non-trading	9,341	(13,531)	6,251
– change in financial assets designated and otherwise mandatorily measured at fair value	(1,954)	(3,296)	2,729
– change in other assets	4,734	(5,707)	(7,359)
– change in deposits by banks and customer accounts	14,113	7,548	19,835
– change in repurchase agreements – non-trading	(13,813)	20,516	5,641
– change in debt securities in issue	6,018	6,175	(1,060)
– change in financial liabilities designated at fair value	4,937	4,042	(1,827)
– change in other liabilities	(10,026)	(7,506)	21,393
– dividend received from associates	—	15	7
– contributions paid to defined benefit plans	(20)	(5)	(10)
– tax (paid)/received	(1,088)	(140)	845
Net cash from operating activities	5,809	3,630	32,190
– purchase of financial investments	(32,587)	(26,586)	(13,227)
– proceeds from the sale and maturity of financial investments	23,272	15,497	20,490
– net cash flows from the purchase and sale of property, plant and equipment	(16)	(31)	(20)
– net investment in intangible assets	(149)	(125)	(28)
– net cash outflow from investment in associates and acquisition of businesses and subsidiaries[3]	(955)	(1,161)	(29)
– net cash flow on disposal of subsidiaries, businesses, associates and joint ventures[4]	(8,631)	(394)	—
Net cash from investing activities	(19,066)	(12,800)	7,186
– issue of ordinary share capital and other equity instruments	2,782	584	628
– redemption of other equity instruments	(213)	—	—
– subordinated loan capital issued[5]	2,777	3,246	3,111
– subordinated loan capital repaid[5]	(474)	(2,693)	(2,248)
– dividends to the parent company	(535)	(961)	(1,052)
– funds received from the parent company	—	—	1,465
– dividends paid to non-controlling interests	(11)	(7)	(2)
Net cash from financing activities	4,326	169	1,902
Net increase in cash and cash equivalents	(8,931)	(9,001)	41,278
Cash and cash equivalents at 1 Jan	177,037	189,907	140,923
Exchange difference in respect of cash and cash equivalents	(5,178)	(3,869)	7,706
Cash and cash equivalents at 31 Dec[6]	162,928	177,037	189,907
Cash and cash equivalents comprise of
– cash and balances at central banks	119,184	110,618	131,433
– loans and advances to banks of one month or less	13,285	12,970	13,801
– reverse repurchase agreement with banks of one month or less	15,908	28,704	23,182
– treasury bills, other bills and certificates of deposit less than three months	143	144	294
– cash collateral, net settlement accounts and items in course of collection from/transmission to other banks	12,783	16,323	19,272
– cash and cash equivalents held for sale[7]	1,625	8,278	1,925
Cash and cash equivalents at 31 Dec[6]	162,928	177,037	189,907
1    Balances include losses on disposal of businesses classified as held-for-sale as part of a broader restructuring of our European business.
2    Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
3    During 2024, HSBC Bank plc acquired PBRS from HSBC Private Banking Holdings (Suisse) SA ('PBSU') for net £941m and during 2023, HSBC Bank plc acquired HBBM from HSBC Overseas Holdings (UK) Limited ('HOHU') for £990m and HBCE acquired PBLU for £170m.
4    Includes £(8.6)bn of net cash outflow on sale of our retail banking operations in France in January 2024 and £(667)m on sale of the assets of our HBCE Greece branch in 2023.
5    Subordinated liabilities changes during the year are attributable to cash flows from issuance £2,777m (2023: £3,246m; 2022: £3,111m) and repayment of £(474)m (2023: £(2,693)m; 2022: £(2,248)m) of securities as presented in the Consolidated statement of cash flows. Non-cash changes during the year included foreign exchange (losses)/gains £(445)m (2023: £(420)m; 2022: £711m) and fair value (losses)/gains £(45)m (2023: £62m; 2022: £(427)m).
6    At 31 December 2024, £19,884m (2023: £26,554m; 2022: £23,395m) was not available for use by the group due to a range of restrictions including currency exchange and other restrictions.
7    Includes £1,511m (2023: £177m, 2022: £1,562m) of cash and balances at central banks; £114m (2023: £8,103m; 2022: £114m) of loans and advances to banks of one month or less, nil (2023: nil; 2022: £208m) of reverse repurchase agreements with banks of one month or less and remaining nil (2023: £(2)m; 2022: £41m) relates to other cash and cash equivalents.
Interest received was £22,160m (2023: £19,288m; 2022: £7,668m), interest paid was £20,978m (2023: £17,267m; 2022: £5,284m) and dividends received were £887m (2023: £522m; 2022: £431m).

HSBC Bank plc	121

Notes on the financial statements

Notes on the financial statements

Contents
122	1	Basis of preparation and material accounting policies
133	2	Net fee income
134	3	Net income from financial instruments measured at fair value through profit or loss
134	4	Insurance business
141	5	Employee compensation and benefits
147	6	Auditors’ remuneration
147	7	Tax
149	8	Dividends
149	9	Segmental analysis
151	10	Trading assets
151	11	Fair values of financial instruments carried at fair value
158	12	Fair values of financial instruments not carried at fair value
160	13	Financial assets designated and otherwise mandatorily measured at fair value through profit or loss
160	14	Derivatives
163	15	Financial investments
163	16	Assets pledged, collateral received and assets transferred
164	17	Interests in associates and joint ventures
165	18	Investments in subsidiaries
165	19	Structured entities

167	20	Goodwill and intangible assets
167	21	Prepayments, accrued income and other assets
167	22	Trading liabilities
168	23	Financial liabilities designated at fair value
168	24	Accruals, deferred income and other liabilities
168	25	Provisions
169	26	Subordinated liabilities
171	27	Maturity analysis of assets, liabilities and off-balance sheet commitments
173	28	Offsetting of financial assets and financial liabilities
174	29	Called up share capital and other equity instruments
175	30	Contingent liabilities, contractual commitments, guarantees and contingent assets
176	31	Finance lease receivables
176	32	Legal proceedings and regulatory matters
178	33	Related party transactions
181	34	Assets held for sale and liabilities of disposal groups held for sale
183	35	Events after the balance sheet date
183	36	HSBC Bank plc’s subsidiaries, joint ventures and associates

1    Basis of preparation and material accounting policies
1.1    Basis of preparation
(a)    Compliance with International Financial Reporting Standards
The consolidated financial statements of the group comply with UK-adopted international accounting standards and with the requirements of the Companies Act 2006, and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS Accounting Standards, including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRS Accounting Standards for the periods presented. There were no unendorsed standards effective for the year ended 31 December 2024 affecting these consolidated financial statements.
IFRS Accounting Standards adopted during the year ended 31 December 2024
There were no new standards, amendments to standards or interpretations that had an effect on these financial statements. Accounting policies have been applied consistently.
(b)    Future accounting developments
Minor amendments to IFRS Accounting Standards
The International Accounting Standards Board (‘IASB') has published a number of minor amendments to IFRS Accounting Standards that are effective from 1 January 2025. The group expects they will have an insignificant effect, when adopted, on the consolidated financial statements of the group.
Other amendments and new IFRS Accounting Standards
Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’
In May 2024, the IASB issued amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’, effective for annual reporting periods beginning on, or after, 1 January 2026. In addition to guidance as to when certain financial liabilities can be deemed settled when using an electronic payment system, the amendments also provide further clarification regarding the classification of financial assets that contain contractual terms that change the timing or amount of contractual cash flows, including those arising from ESG-related contingencies, and financial assets with certain non-recourse features. The group is undertaking an assessment of the potential impact.
IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’, effective for annual reporting periods beginning on or after 1 January 2027. The new accounting standard aims to give users of financial statements more transparent and comparable information about an entity’s financial performance. It will replace IAS 1 ‘Presentation of Financial Statements’ but carries over many requirements from that IFRS Accounting Standard unchanged. In addition, there are three sets of new requirements relating to the structure of the income statement, management-defined performance measures and the aggregation and disaggregation of financial information.
While IFRS 18 will not change recognition criteria or measurement bases, it may have an impact on presenting information in the financial statements, in particular the income statement and to a lesser extent the cash flow statement. HSBC Group are currently assessing impacts and data readiness before developing a more detailed implementation plan.

122	HSBC Bank plc

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
(d)    Presentation of information
Certain disclosures required by IFRS Accounting Standards have been included in the audited sections of this Annual Report on Form 20-F as follows:
–disclosures concerning the nature and extent of risks relating to financial instruments and insurance contracts are included in the 'Report of the Directors: Risk’ on pages 28 to 101;
–the 'Own funds' disclosure is included in the ‘Report of the Directors: Capital Risk in 2024’ on page 85.
(e)    Critical estimates and judgements
The preparation of financial information requires the use of estimates and judgements about future conditions. In view of the inherent uncertainties and the high level of subjectivity involved in the recognition or measurement of items, highlighted as the 'critical estimates and judgements' in section 1.2 below, it is possible that the outcomes in the next financial year could differ from those on which management’s estimates are based. This could result in materially different estimates and judgements from those reached by management for the purposes of these financial statements. Management’s selection of the group’s accounting policies that contain critical estimates and judgements reflects the materiality of the items to which the policies are applied and the high degree of judgement and estimation uncertainty involved.
Management has considered the impact of climate-related risks on HSBC’s financial position and performance. While the effects of climate change are a source of uncertainty, as at 31 December 2024 management did not consider there to be a material impact on our critical judgements and estimates from the physical, transition and other climate-related risks in the short to medium term. In particular management has considered the known and observable potential impacts of climate-related risks of associated judgements and estimates in our value in use calculations.
(f)    Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the group and the company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, liquidity, capital requirements and capital resources.
These considerations include stressed scenarios that reflect the uncertainty in the macroeconomic environment following, uncertain inflation, rapidly changing interest rates, and disrupted supply chains as a result of the Russia-Ukraine war, conflict in the Middle East and US-China tensions. They also included other top and emerging risks, including climate change, as well as the related impacts on profitability, capital and liquidity.
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
Business combinations are accounted for using the acquisition method. The amount of non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. This election is made for each business combination.
Impairment testing is performed where there is an indication of impairment, by comparing the recoverable amount of a cash-generating unit with its carrying amount.

HSBC Bank plc	123

Notes on the financial statements

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
The group recognises its share of the assets, liabilities and results in a joint operation. Investments in associates and interests in joint ventures are recognised using the equity method. The attributable share of the results and reserves of joint ventures and associates is included in the consolidated financial statements of the group based on either financial statements made up to 31 December or pro-rated amounts adjusted for any material transactions or events occurring between the date the financial statements are available and 31 December.
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
Dividend income is recognised when the right to receive payment is established.

124	HSBC Bank plc

Net income/(expense) from financial instruments measured at fair value through profit or loss includes the following:
–‘Net income from financial instruments held for trading or managed on a fair value basis’: This comprises net trading activities, which includes all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading and other financial instruments managed on a fair value basis, together with the related interest income, interest expense and dividend income, excluding the effect of changes in the credit risk of liabilities managed on a fair value basis. It also includes all gains and losses from changes in the fair value of derivatives that are managed in conjunction with financial assets and liabilities measured at fair value through profit or loss.
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
(c)    Valuation of financial instruments
All financial instruments are initially recognised at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of a financial instrument on initial recognition is generally its transaction price (that is, the fair value of the consideration given or received). However, if there is a difference between the transaction price and the fair value of financial instruments whose fair value is based on a quoted price in an active market or a valuation technique that uses only data from observable markets, the group recognises the difference as a trading gain or loss at inception (a ‘day 1 gain or loss’). In all other cases, the entire day 1 gain or loss is deferred and recognised in the income statement over the life of the transaction until the transaction matures, is closed out, the valuation inputs become observable or the group enters into an offsetting transaction.
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
Financial assets are reclassified only when the business model for their management changes. Such changes, which are expected to be infrequent, are determined by senior management as a result of external or internal changes and must be significant to operations and demonstrable to external parties. Reclassifications are applied prospectively from the first day of the first reporting period following the change of business model. Where a financial asset is reclassified out of the amortised cost measurement category and into the fair value through other comprehensive income measurement category its fair value is measured at the date of reclassification. Any gain or loss arising from a difference between the previous amortised cost and fair value is recognised in other comprehensive income. The effective interest rate and the measurement of expected credit losses are not adjusted as a result of the reclassification.
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

HSBC Bank plc	125

Notes on the financial statements

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
–The use of the designation removes or significantly reduces an accounting mismatch.
–A group of financial assets and liabilities or a group of financial liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.
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
Under the above criteria, the main classes of financial instruments designated by HSBC are:
–Debt instruments for funding purposes that are designated to reduce an accounting mismatch: The interest and/or foreign exchange exposure on certain fixed-rate debt securities issued has been matched with the interest and/or foreign exchange exposure on certain swaps as part of a documented risk management strategy.
–Financial assets and financial liabilities under unit-linked and non-linked investment contracts: A contract under which HSBC does not accept significant insurance risk from another party is not classified as an insurance contract, other than investment contracts with discretionary participation features (‘DPF’), but is accounted for as a financial liability. Customer liabilities under linked and certain non-linked investment contracts issued by insurance subsidiaries are determined based on the fair value of the assets held in the linked funds or by a valuation method. The related financial assets and liabilities are managed and reported to management on a fair value basis. Designation at fair value of the financial assets and related liabilities allows changes in fair values to be recorded in the income statement and presented in the same line.
–Financial liabilities that contain both deposit and derivative components: These financial liabilities are managed and their performance evaluated on a fair value basis.
(h)    Derivatives
Derivatives are financial instruments that derive their value from the price of underlying items such as equities, interest rates or other indices. Derivatives are recognised initially and are subsequently measured at fair value through profit or loss. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes embedded derivatives in financial liabilities, which are bifurcated from the host contract when they meet the definition of a derivative on a stand-alone basis.
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

126	HSBC Bank plc

cumulative adjustment to the carrying amount of a hedged item for which the effective interest rate method is used is amortised to the income statement on a recalculated effective interest rate, unless the hedged item has been derecognised, in which case it is recognised in the income statement immediately.
Cash flow hedge
The effective portion of gains and losses on hedging instruments is recognised in other comprehensive income and the ineffective portion of the change in fair value of derivative hedging instruments that are part of a cash flow hedge relationship is recognised immediately in the income statement within ‘Net income from financial instruments held for trading or managed on a fair value basis’. The accumulated gains and losses recognised in other comprehensive income are reclassified to the income statement in the same periods in which the hedged item affects profit or loss. When a hedge relationship is discontinued, or partially discontinued, any cumulative gain or loss recognised in other comprehensive income remains in equity until the forecast transaction is recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss previously recognised in other comprehensive income is immediately reclassified to the income statement.
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
Forbearance
Loans are identified as forborne and classified as either performing or non-performing when the group modifies the contractual terms due to financial difficulty of the borrower. Non-performing forborne loans are stage 3 and classified as non-performing until they meet the curing criteria, as specified by applicable credit risk policy (for example, when the loan is no longer in default and no other indicators of default have been present for at least 12 months). Any amount written off as a result of any modification of contractual terms upon entering forbearance would not be reversed.
The group applies the EBA Guidelines on the application of definition of default for our retail portfolios, which affect credit risk policies and our reporting in respect of the status of loans as credit impaired principally due to forbearance (or curing thereof). Further details are provided under 'Forborne loans and advances' on page 51.
Performing forborne loans are initially stage 2 and remain classified as forborne until they meet applicable curing criteria (for example, they continue to not be in default and no other indicators of default are present for a period of at least 24 months). At this point, the loan is either stage 1 or stage 2 as determined by comparing the risk of a default occurring at the reporting date (based on the modified contractual terms) and the risk of a default occurring at initial recognition (based on the original, unmodified contractual terms).
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

HSBC Bank plc	127

Notes on the financial statements

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
    Further information about the 23-grade scale used for CRR can be found on page 50.
For Retail portfolios, default risk is assessed using a reporting date 12-month PD derived from internal models, which incorporate all available information about the customer. This PD is adjusted for the effect of macroeconomic forecasts for periods longer than 12 months and is considered to be a reasonable approximation of a lifetime PD measure. Retail exposures are first segmented into homogenous portfolios, generally by country, product and brand. Within each portfolio, the stage 2 accounts are defined as accounts with an adjusted 12-month PD greater than the average 12-month PD of loans in that portfolio 12 months before they become 30 days past due. The expert credit risk judgement is that no prior increase in credit risk is significant. This portfolio-specific threshold therefore identifies loans with a PD higher than would be expected from loans that are performing as originally expected and higher than that which would have been acceptable at origination. It therefore approximates a comparison of origination to reporting date PDs.
We continue to refine the retail transfer criteria approach for certain portfolios, as additional data becomes available, in order to utilise a more relative approach. These enhancements take advantage of the increase in origination related data in the assessment of significant increases in credit risk by comparing remaining lifetime PD to the comparable remaining term lifetime PD at origination based on portfolio-specific origination segments.
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

128	HSBC Bank plc

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
PD
–Represents long-run average PD throughout a full economic cycle (for mortgage portfolios a hybrid approach, which sits between the extremes of point in time and through the cycle, is used for calculating long-run averages as required by the PRA).
–Default backstop of 90+ days past due for all portfolios (includes unlikely to pay ('UTP') criteria in line with internal policy).
–May be subject to a sovereign cap.

–Represents current portfolio quality and performance, adjusted for the impact of multiple forward-looking macroeconomic scenarios.
–Default backstop of 90+ days past due for all portfolios (includes UTP criteria in line with internal policy).

EAD	–Cannot be lower than current balance.	–Amortisation captured for term products. –Future drawdown captured for revolving products.
LGD
–Downturn LGD (consistent with losses we would expect to suffer during a severe but plausible economic downturn).
–Regulatory floors may apply to mitigate risk of underestimating downturn LGD due to lack of historical data.
–Discounted using appropriate index (minimum 9%).
–All collection costs included.

–LGD based on recent portfolio performance data and includes the expected impact of future economic conditions such as change in the value of collateral.
–No floors applied, discounted using the original effective interest rate.
–Only costs associated with selling collateral and certain third-party costs are included.

Other		–Discounted back from point of default to balance sheet date.

While 12-month PDs are recalibrated from IRB models where possible, the lifetime PDs are determined by projecting the 12-month PD using a term structure. For the Wholesale methodology, the lifetime PD also takes into account credit migration, i.e. a customer migrating through the CRR bands over its life.
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
The cash flows are discounted at a reasonable approximation of the original effective interest rate. For significant cases, cash flows under up to four different scenarios are probability-weighted by reference to the status of the borrower, economic scenarios applied more generally by HSBC and judgement of in relation to the likelihood of the workout strategy succeeding or receivership being required. For less significant cases where an individual assessment is undertaken, the effect of different economic scenarios and work-out strategies results in an ECL calculation based on a most likely outcome which is adjusted to capture losses resulting from less likely but possible outcomes. For certain less significant cases, the bank may use an LGD-based modelled approach to ECL assessment, which factors in a range of economic scenarios.
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

HSBC Bank plc	129

Notes on the financial statements

Forward-looking economic inputs
HSBC applies multiple forward-looking global economic scenarios determined with reference to external forecast distributions representative of its view of forecast economic conditions. This approach is considered sufficient to calculate unbiased expected credit loss in most economic environments. In certain economic environments, additional analysis may be necessary and may result in additional scenarios or adjustments, to reflect a range of possible economic outcomes sufficient for an unbiased estimate. The detailed methodology is disclosed in 'Measurement uncertainty and sensitivity analysis of ECL estimates' on page 58.
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

–The section ‘Measurement uncertainty and sensitivity analysis of ECL estimates’, marked as audited from page 58 sets out the assumptions used in determining ECL, and provides an indication of the sensitivity of the result to the application of different weightings being applied to different economic assumptions.

(j)    Insurance contracts
A contract is classified as an insurance contract where the group accepts significant insurance risk from another party by agreeing to compensate that party if it is adversely affected by a specified uncertain future event. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant. In addition, the group issues investment contracts with discretionary participation features ('DPF') which are also accounted under IFRS 17 ‘Insurance Contracts’.
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
The measurement of the insurance contract liability is based on groups of insurance contracts as established at initial recognition, and will include fulfilment cash flows as well as the CSM representing the unearned profit. The group's accounting policy is to update the estimates used in the measurement on a year-to-date basis.
Fulfilment cash flows
The fulfilment cash flows comprise the following:
Best estimates of future cash flows
The cash flows within the contract boundary of each contract in the group include amounts expected to be collected from premiums and payouts for claims, benefits and expenses, and are projected using a range of scenarios and assumptions in an unbiased way based on the group’s demographic and operating experience along with external mortality data where the group’s own experience data is not sufficiently large in size to be credible.
Adjustment for the time value of money and financial risks associated with the future cash flows
The estimates of future cash flows are adjusted to reflect the time value of money (i.e. discounting) and the financial risks to derive an expected present value. The group generally makes use of stochastic modelling techniques in the estimation for products with options and guarantees.
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
For the main insurance manufacturing entity in the group, the one-year 75th percentile level of stress corresponds to the 60th percentile (2023: 60th percentile) based on an ultimate view of risk over all future years.
The group does not disaggregate changes in the risk adjustment between insurance service result (comprising insurance revenue and insurance service expense) and insurance finance income or expenses. All changes are included in the insurance service result.
Measurement models
The variable fee approach (‘VFA’) measurement model is used for most of the contracts issued by the group, which is mandatory upon meeting the following eligibility criteria at inception:
–the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items;

130	HSBC Bank plc

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
Insurance finance income and expenses
Insurance finance income and expenses comprise the change in the carrying amount of the group of insurance contracts arising from the effects of the time value of money, financial risk and changes therein. For VFA contracts, changes in the fair value of underlying items (excluding additions and withdrawals) are recognised in insurance finance income or expenses.
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
Post-employment benefit plans
The group operates a number of pension schemes including defined benefit, defined contribution and other post-employment benefit schemes.
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
The costs of obligations arising from other post-employment plans are accounted for on the same basis as defined benefit pension plans.

HSBC Bank plc	131

Notes on the financial statements

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

132	HSBC Bank plc

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
Held-for-sale assets and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell except for those assets and liabilities that are not within the scope of the measurement requirements of IFRS 5. If the carrying amount of the non-current asset (or disposal group) is greater than the fair value less costs to sell, an impairment loss for any initial or subsequent write down of the asset or disposal group to fair value less costs to sell is recognised. Any such impairment loss is first allocated against the non-current assets that are in scope of IFRS 5 for measurement. This first reduces the carrying amount of any goodwill allocated to the disposal group, and then to the other non-current assets of the disposal group pro rata on the basis of the carrying amount of each asset in the disposal group. Thereafter, any impairment loss in excess of the carrying amount of the non-current assets in scope of IFRS 5 for measurement is recognised against the total assets of the disposal group.

2    Net fee income

Net fee income by product type
	2024	2023	2022
	£m	£m	£m
Net fee income by product
Funds under management	457	408	420
Broking income	406	327	354
Account services	334	339	302
Credit facilities	301	278	235
Underwriting	291	239	171
Global custody	171	190	203
Remittances	113	114	101
Securities others (including stock lending)	95	95	81
Corporate finance	80	45	124
Loans granted other than prepayment fees	68	44	38
Other	442	515	564
Fee income	2,758	2,594	2,593
Less: fee expense	(1,483)	(1,365)	(1,298)
Net fee income	1,275	1,229	1,295

Net fee income by global business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Year ended 31 Dec 2024
Fee income	1,277	954	140	452	568	(633)	2,758
Less: fee expense	(1,606)	(237)	(100)	(29)	(143)	632	(1,483)
Net fee income/(expense)	(329)	717	40	423	425	(1)	1,275

Year ended 31 Dec 2023
Fee income	1,275	847	131	427	556	(642)	2,594
Less: fee expense	(1,496)	(177)	(102)	(19)	(207)	636	(1,365)
Net fee income/(expense)	(221)	670	29	408	349	(6)	1,229

Year ended 31 Dec 2022
Fee income	1,301	817	69	425	580	(599)	2,593
Less: fee expense	(1,439)	(173)	(55)	(25)	(199)	593	(1,298)
Net fee income/(expense)	(138)	644	14	400	381	(6)	1,295
Net fee income includes £801m of fees earned on financial assets that are not at fair value through profit or loss (other than amounts included in determining the effective interest rate) (2023: £842m; 2022: £778m), £249m of fees payable on financial liabilities that are not at fair value through profit of loss (other than amounts included in determining the effective interest rate) (2023: £247m; 2022: £229m), £675m of fees earned on trust and other fiduciary activities (2023: £654m; 2022: £673m), and £94m of fees payable relating to trust and other fiduciary activities (2023: £83m; 2022: £69m).

HSBC Bank plc	133

Notes on the financial statements

3    Net income from financial instruments measured at fair value through profit or loss

	2024	2023	2022
	£m	£m	£m
Net income arising on:
Net trading activities	5,107	4,569	(2,840)
Other instruments managed on a fair value basis	(381)	(1,174)	5,715
Net income from financial instruments held for trading or managed on a fair value basis	4,726	3,395	2,875
Financial assets held to meet liabilities under insurance and investment contracts	956	1,231	(1,429)
Liabilities to customers under investment contracts	(99)	(63)	59
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	857	1,168	(1,370)

4    Insurance business
The table below represents an analysis of the total insurance revenue and expenses recognised in the period:

Insurance service result
	Year ended 31 Dec 2024			Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total	Life direct participating and investment DPF contracts[1]	Life other contracts[2]	Total
	£m	£m	£m	£m	£m	£m
Insurance revenue
Amounts relating to changes in liabilities for remaining coverage	215	171	386	183	188	371
– Contractual service margin recognised for services provided	70	38	108	77	43	120
– Change in risk adjustment for non-financial risk for risk expired	9	6	15	6	6	12
– Expected incurred claims and other insurance service expenses	136	127	263	100	139	239
– Other	—	—	—	—	—	—
Recovery of insurance acquisition cash flows	3	9	12	2	6	8
Total insurance revenue	218	180	398	185	194	379
Insurance service expenses
Incurred claims and other insurance service expenses	(91)	(131)	(222)	(88)	(120)	(208)
Losses and reversal of losses on onerous contracts	4	(5)	(1)	(8)	(7)	(15)
Amortisation of insurance acquisition cash flows	(3)	(9)	(12)	(2)	(6)	(8)
Adjustments to liabilities for incurred claims	—	8	8	—	(24)	(24)
Total insurance service expenses	(90)	(137)	(227)	(98)	(157)	(255)
Total insurance service result	128	43	171	87	37	124
1    'Life direct participating and investment DPF contracts' are substantially measured under the variable fee approach measurement model.
2    'Life other contracts' are measured under the general measurement model.

134	HSBC Bank plc

Net investment return
	Year ended 31 Dec 2024			Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts	Life other contracts	Total	Life direct participating and investment DPF contracts	Life other contracts	Total
	£m	£m	£m	£m	£m	£m
Investment return
Amounts recognised in profit or loss[1]	969	2	971	1,246	17	1,263
Amounts recognised in OCI[2]	147	—	147	404	—	404
Total investment return (memorandum)	1,116	2	1,118	1,650	17	1,667
Net finance (expense)/income
Changes in fair value of underlying items of direct participating contracts	(1,122)	—	(1,122)	(1,585)	—	(1,585)
Effect of risk mitigation option	(11)	—	(11)	—	—	—
Interest accreted	—	1	1	—	2	2
Effect of changes in interest rates and other financial assumptions	—	—	—	—	1	1
Effect of measuring changes in estimates at current rates and adjusting the CSM at rates on initial recognition	—	2	2	—	(4)	(4)
Total net finance (expense)/income from insurance contracts	(1,133)	3	(1,130)	(1,585)	(1)	(1,586)
Represented by:
Amounts recognised in profit or loss	(987)	3	(984)	(1,183)	(1)	(1,184)
Amounts recognised in OCI	(146)	—	(146)	(402)	—	(402)
Total net investment return	(17)	5	(12)	65	16	81
Represented by:
Amounts recognised in profit or loss	(18)	5	(13)	63	16	79
Amounts recognised in OCI	1	—	1	2	—	2
1    Total group ‘Net income/(expense) from assets and liabilities of insurance business, including related derivatives, measured at fair value through profit or loss’ gain of £857m (2023: £1,168m gain) includes returns on assets and liabilities supporting insurance policies of £807m (2023: £1,082m gain) and on shareholder assets of £50m (2023: £86m gain). Investment returns of £971m (2023: £1,263m gain) include gains of £807m (2023: £1,082m loss) on underlying assets supporting insurance liabilities reported in ‘Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss’, £166m gains (2023: £187m gain) reported in ‘Net interest income’ and £2m loss (2023: £6m loss) reported in ‘Other operating income’.
2    ‘Amounts recognised in OCI’ comprises of fair value gains of £147m (2023: £407m gain) and expected credit (recoveries)/losses of nil (2023: £3m loss). The group statement of comprehensive income statement ‘Debt instruments at fair value through other comprehensive income - fair value gains/(losses)’ gain of £144m (2023: £439m gain) includes insurance investment income recognised in OCI gain of £147m (2023: £407m) and ‘Debt instruments at fair value through other comprehensive income – expected credit losses/(recoveries) recognised in the income statement’ loss of £1m (2023: £2m recovery) includes insurance expected credit losses/(recoveries) recognised in OCI of nil (2023: £3m loss).

Reconciliation of amounts included in other comprehensive income for financial assets measured at fair value through other comprehensive income – Contracts measured under the modified retrospective approach

	2024	2023
	£m	£m
Balance at 1 Jan	(526)	(808)
Net change in fair value	(120)	363
Net amount reclassified to profit or loss	2	(5)
Related income tax	30	(93)
Foreign exchange and other	27	17
Balance at 31 Dec	(587)	(526)

HSBC Bank plc	135

Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims
	Year ended 31 Dec 2024
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for remaining coverage:				Liabilities for remaining coverage:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	(54)	4	9	(41)	(41)
Opening liabilities	20,274	13	2	20,289	152	12	142	306	20,595
Net opening balance at 1 Jan 2024	20,274	13	2	20,289	98	16	151	265	20,554
Changes in the consolidated income statement and statement of comprehensive income
Insurance revenue
Contracts under the fair value approach	(30)	—	—	(30)	(71)	—	—	(71)	(101)
Contracts under the modified retrospective approach[1]	(110)	—	—	(110)	(14)	—	—	(14)	(124)
Other contracts[2]	(78)	—	—	(78)	(95)	—	—	(95)	(173)
Total insurance revenue	(218)	—	—	(218)	(180)	—	—	(180)	(398)
Insurance service expenses
Incurred claims and other insurance service expenses	—	—	91	91	—	(1)	132	131	222
Amortisation of insurance acquisition cash flows	3	—	—	3	9	—	—	9	12
Losses and reversal of losses on onerous contracts	—	(4)	—	(4)	—	5	—	5	1
Adjustments to liabilities for incurred claims	—	—	—	—	—	—	(8)	(8)	(8)
Total insurance service expenses/(income)	3	(4)	91	90	9	4	124	137	227
Investment components	(1,817)	—	1,817	—	(4)	—	4	—	—
Insurance service result	(2,032)	(4)	1,908	(128)	(175)	4	128	(43)	(171)
Net finance expense/(income) from insurance contracts[3]	1,133	—	—	1,133	(3)	—	—	(3)	1,130
Effect of movements in exchange rates	(766)	—	—	(766)	(3)	—	(3)	(6)	(772)
Total changes in the consolidated income statement and statement of comprehensive income	(1,665)	(4)	1,908	239	(181)	4	125	(52)	187
Cash flows
Premiums received	2,053	—	—	2,053	196	—	—	196	2,249
Claims and other insurance service expenses paid	(22)	—	(1,907)	(1,929)	—	—	(131)	(131)	(2,060)
Insurance acquisition cash flows	(19)	—	—	(19)	(25)	—	—	(25)	(44)
Total cash flows	2,012	—	(1,907)	105	171	—	(131)	40	145
Other movements[4]	(17,463)	(5)	—	(17,468)	(6)	(1)	(25)	(32)	(17,500)
Net closing balance at 31 Dec 2024	3,158	4	3	3,165	82	19	120	221	3,386
Closing assets	—	—	—	—	(57)	9	10	(38)	(38)
Closing liabilities	3,158	4	3	3,165	139	10	110	259	3,424
Net closing balance at 31 Dec 2024	3,158	4	3	3,165	82	19	120	221	3,386

136	HSBC Bank plc

Movements in carrying amounts of insurance contracts – analysis by remaining coverage and incurred claims (continued)
	Year ended 31 Dec 2023
	Life direct participating and investment DPF contracts				Life other contracts
	Liabilities for:				Liabilities for:
	Excluding loss component	Loss component	Incurred claims	Total	Excluding loss component	Loss component	Incurred claims	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	(49)	—	6	(43)	(43)
Opening liabilities	19,712	5	2	19,719	146	10	129	285	20,004
Net opening balance at 1 Jan 2023	19,712	5	2	19,719	97	10	135	242	19,961
Changes in the consolidated income statement and statement of comprehensive income
Insurance revenue
Contracts under the fair value approach	(11)	—	—	(11)	(78)	—	—	(78)	(89)
Contracts under the modified retrospective approach[1]	(119)	—	—	(119)	(17)	—	—	(17)	(136)
Other contracts[2]	(55)	—	—	(55)	(99)	—	—	(99)	(154)
Total insurance revenue	(185)	—	—	(185)	(194)	—	—	(194)	(379)
Insurance service expenses
Incurred claims and other insurance service expenses	—	(1)	89	88	—	(1)	121	120	208
Amortisation of insurance acquisition cash flows	2	—	—	2	6	—	—	6	8
Losses and reversal of losses on onerous contracts	—	8	—	8	—	7	—	7	15
Adjustments to liabilities for incurred claims	—	—	—	—	—	—	24	24	24
Total insurance service expenses	2	7	89	98	6	6	145	157	255
Investment components	(1,879)	—	1,879	—	(3)	—	3	—	—
Insurance service result	(2,062)	7	1,968	(87)	(191)	6	148	(37)	(124)
Net finance expense from insurance contracts[3]	1,585	—	—	1,585	—	—	1	1	1,586
Effect of movements in exchange rates	(371)	—	—	(371)	(1)	—	—	(1)	(372)
Total changes in the consolidated income statement and statement of comprehensive income	(848)	7	1,968	1,127	(192)	6	149	(37)	1,090
Cash flows
Premiums received	1,471	—	—	1,471	218	—	—	218	1,689
Claims and other insurance service expenses paid	(51)	—	(1,968)	(2,019)	—	—	(116)	(116)	(2,135)
Insurance acquisition cash flows	(15)	—		(15)	(28)	—		(28)	(43)
Total cash flows	1,405	—	(1,968)	(563)	190	—	(116)	74	(489)
Other movements	5	1	—	6	3	—	(17)	(14)	(8)
Net closing balance at 31 Dec 2023	20,274	13	2	20,289	98	16	151	265	20,554
Closing assets	—	—	—	—	(54)	4	9	(41)	(41)
Closing liabilities	20,274	13	2	20,289	152	12	142	306	20,595
Net closing balance at 31 Dec 2023	20,274	13	2	20,289	98	16	151	265	20,554
1    On transition to IFRS 17 the Bank applied the full retrospective approach to new business written from 2019 at the earliest. Where applying the full retrospective approach was impracticable, the Bank primarily applied the modified retrospective approach.
2    'Other contracts' are those contracts measured by applying IFRS 17 from inception of the contracts. This includes contracts measured under the full retrospective approach at transition and contracts incepted after transition.
3    ‘Net finance expense/(income) from insurance contracts’ of £1,130m (2023: £1,586m expense) comprises expense of £984m (2023: £1,184m expense) recognised in the income statement and expense of £146m (2023: £402m expense) recognised in other comprehensive income.
4    'Other movements' £17,500m reduction in insurance contracts includes £17,387m in respect of the classification of the French insurance business as held for sale at 31 December 2024. Further details are provided on page 181.

HSBC Bank plc	137

Notes on the financial statements

Movements in carrying amounts of insurance contracts – analysis by measurement component
	Year ended 31 Dec 2024
	Life direct participating and investment discretionary participating contracts					Life other contracts					Total
		Contractual service margin					Contractual service margin
	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach[1]	Other contracts[2]	Total	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach [1]	Other contracts[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	—	(63)	4	—	18	(41)	(41)
Opening liabilities	19,517	10	561	201	20,289	153	106	15	32	306	20,595
Net opening balance at 1 Jan 2024	19,517	10	561	201	20,289	90	110	15	50	265	20,554
Changes in the consolidated income statement and statement of comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(7)	(47)	(16)	(70)	—	(17)	(4)	(17)	(38)	(108)
Change in risk adjustment for non-financial risk expired	(9)	—	—	—	(9)	(6)	—	—	—	(6)	(15)
Experience adjustments	(45)	—	—	—	(45)	4	—	—	—	4	(41)
Changes that relate to future services
Contracts initially recognised in the year	(44)	—	—	45	1	(23)	—	—	24	1	2
Changes in estimates that adjust contractual service margin	12	10	(3)	(19)	—	4	1	6	(11)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	(5)	—	—	—	(5)	4	—	—	—	4	(1)
Changes that relate to past services
Adjustments to liabilities for incurred claims	—	—	—	—	—	(8)	—	—	—	(8)	(8)
Insurance service result	(91)	3	(50)	10	(128)	(25)	(16)	2	(4)	(43)	(171)
Net finance expense/(income) from insurance contracts[3]	1,133	—	—	—	1,133	(6)	2	—	1	(3)	1,130
Effect of movements in exchange rates	(736)	—	(23)	(7)	(766)	1	(5)	(1)	(1)	(6)	(772)
Total changes in the consolidated income statement and statement of comprehensive income	306	3	(73)	3	239	(30)	(19)	1	(4)	(52)	187
Cash flows
Premiums received	2,053	—	—	—	2,053	196	—	—	—	196	2,249
Claims, other insurance service expenses paid and other cash flows	(1,929)	—	—	—	(1,929)	(131)	—	—	—	(131)	(2,060)
Insurance acquisition cash flows	(19)	—	—	—	(19)	(25)	—	—	—	(25)	(44)
Total cash flows	105	—	—	—	105	40	—	—	—	40	145
Other movements[4]	(16,815)	(4)	(488)	(161)	(17,468)	(4)	—	(16)	(12)	(32)	(17,500)
Net closing balance at 31 Dec 2024	3,113	9	—	43	3,165	96	91	—	34	221	3,386
Closing assets	—	—	—	—	—	(60)	4	—	18	(38)	(38)
Closing liabilities	3,113	9	—	43	3,165	156	87	—	16	259	3,424
Net closing balance at 31 Dec 2024	3,113	9	—	43	3,165	96	91	—	34	221	3,386

138	HSBC Bank plc

Movements in carrying amounts of insurance contracts – analysis by measurement component (continued)
	Year ended 31 Dec 2023
	Life direct participating and investment discretionary participating contracts					Life other contracts					Total
		Contractual service margin					Contractual service margin
	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach [1]	Other contracts [2]	Total	Estimates of present value of future cash flows and risk adjustment	Contracts under the fair value approach	Contracts under the modified retros- pective approach[1]	Other contracts[2]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Opening assets	—	—	—	—	—	(76)	6	—	27	(43)	(43)
Opening liabilities	18,771	29	657	262	19,719	134	114	15	22	285	20,004
Net opening balance at 1 Jan 2023	18,771	29	657	262	19,719	58	120	15	49	242	19,961
Changes in the consolidated income statement and statement of comprehensive income
Changes that relate to current services
Contractual service margin recognised for services provided	—	(3)	(57)	(17)	(77)	—	(19)	(5)	(19)	(43)	(120)
Change in risk adjustment for non-financial risk expired	(6)	—	—	—	(6)	(6)	—	—	—	(6)	(12)
Experience adjustments	(12)	—	—	—	(12)	(19)	—	—	—	(19)	(31)
Changes that relate to future services
Contracts initially recognised in the year	(48)	—	—	48	—	(24)	—	—	25	1	1
Changes in estimates that adjust contractual service margin	133	(16)	(26)	(91)	—	(1)	9	5	(13)	—	—
Changes in estimates that result in losses and reversal of losses on onerous contracts	8	—	—	—	8	6	—	—	—	6	14
Changes that relate to past services
Adjustments to liabilities for incurred claims	—	—	—	—	—	24	—	—	—	24	24
Insurance service result	75	(19)	(83)	(60)	(87)	(20)	(10)	—	(7)	(37)	(124)
Net finance expense from insurance contracts[3]	1,585	—	—	—	1,585	(1)	1	—	1	1	1,586
Effect of movements in exchange rates	(352)	—	(14)	(5)	(371)	—	(1)	—	—	(1)	(372)
Total changes in the consolidated income statement and statement of comprehensive income	1,308	(19)	(97)	(65)	1,127	(21)	(10)	—	(6)	(37)	1,090
Cash flows
Premiums received	1,471	—	—	—	1,471	218	—	—	—	218	1,689
Claims, other insurance service expenses paid and other cash flows	(2,019)	—	—	—	(2,019)	(116)	—	—	—	(116)	(2,135)
Insurance acquisition cash flows	(15)	—	—	—	(15)	(28)	—	—	—	(28)	(43)
Total cash flows	(563)	—	—	—	(563)	74	—	—	—	74	(489)
Other movements	1	—	1	4	6	(21)	—	—	7	(14)	(8)
Net closing balance at 31 Dec 2023	19,517	10	561	201	20,289	90	110	15	50	265	20,554
Closing assets	—	—	—	—	—	(63)	4	—	18	(41)	(41)
Closing liabilities	19,517	10	561	201	20,289	153	106	15	32	306	20,595
Net closing balance at 31 Dec 2023	19,517	10	561	201	20,289	90	110	15	50	265	20,554
1    On transition to IFRS 17 the Bank applied the full retrospective approach to new business written from 2019 at the earliest. Where applying the full retrospective approach was impracticable, the Bank primarily applied the modified retrospective approach.
2    'Other contracts' are those contracts measured by applying IFRS 17 from inception of the contracts. These include contracts measured under the full retrospective approach at transition and contracts incepted after transition.
3    ‘Net finance (income)/expense from insurance contracts’ expense of £1,130m (2023: £1,586m expense) comprises expense of £984m (2023: £1,184m expense)     recognised in the income statement and expense of £146m (2023: £402m expense) recognised in other comprehensive income.
4    'Other movements' £17,500m reduction in insurance contracts includes £17,387m in respect of the classification of the French insurance business as held for sale at 31 December 2024. Further details are provided on page 181.

HSBC Bank plc	139

Notes on the financial statements

Effect of contracts initially recognised in the year
	Year ended 31 Dec 2024			Year ended 31 Dec 2023
	Profitable contracts issued	Onerous contracts issued	Total	Profitable contracts issued	Onerous contracts issued	Total
	£m	£m	£m	£m	£m	£m
Life direct participating and investment DPF contracts
Estimates of present value of cash outflows	1,543	27	1,570	1,169	15	1,184
– insurance acquisition cash flows	13	—	13	10	—	10
– claims and other insurance service expenses payable	1,530	27	1,557	1,159	15	1,174
Estimates of present value of cash inflows	(1,594)	(26)	(1,620)	(1,222)	(15)	(1,237)
Risk adjustment for non-financial risk	6	—	6	5	—	5
Contractual service margin	45	—	45	48	—	48
(Losses) recognised on initial recognition	—	(1)	(1)	—	—	—
Life other contracts
Estimates of present value of cash outflows	122	4	126	129	9	138
– insurance acquisition cash flows	24	—	24	1	—	1
– claims and other insurance service expenses payable	98	4	102	128	9	137
Estimates of present value of cash inflows	(152)	(3)	(155)	(161)	(8)	(169)
Risk adjustment for non-financial risk	6	—	6	7	—	7
Contractual service margin	24	—	24	25	—	25
(Losses) recognised on initial recognition	—	(1)	(1)	—	(1)	(1)

Present value of expected future cash flows of insurance contract liabilities and contractual service margin
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	10-20 years	Over 20 years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2024
Insurance liability future cash flows[1]
Life direct participating and investment DPF contracts	71	65	91	86	91	409	664	1,626	3,103
Life other contracts	64	—	(4)	(6)	(6)	(21)	19	87	133
Insurance liability future cash flows at 31 Dec	135	65	87	80	85	388	683	1,713	3,236
Remaining contractual service margin[1]
Life direct participating and investment DPF contracts	9	4	4	3	3	12	11	6	52
Life other contracts	18	15	13	12	10	31	22	4	125
Remaining contractual service margin at 31 Dec	27	19	17	15	13	43	33	10	177
2023
Insurance liability future cash flows
Life direct participating and investment DPF contracts	614	660	648	612	555	1,809	(15)	14,536	19,419
Life other contracts	33	—	(4)	(5)	(4)	13	28	59	120
Insurance liability future cash flows at 31 Dec	647	660	644	607	551	1,822	13	14,595	19,539
Remaining contractual service margin
Life direct participating and investment DPF contracts	66	62	59	55	51	204	208	67	772
Life other contracts	28	24	19	16	14	42	29	3	175
Remaining contractual service margin at 31 Dec	94	86	78	71	65	246	237	70	947
1    ‘Insurance liability future cash flows’ and ‘Remaining contractual service margin’ at 31 Dec 2024 exclude the French insurance business that was classified as held for sale at 31 December 2024. Further details are provided on page 181.
Discount rates
The discount rates applied to expected future cash flows are determined through a bottom-up approach as set out in Note 1.2(j) ‘Summary of material accounting policies – Insurance contracts’ on page 130. The blended average of discount rates used within our most material manufacturing entities are as follows:

	HSBC Life (UK) Ltd	HSBC Assurances Vie (France)
	£	€
At 31 Dec 2024
10 year discount rate (%)	4.07	2.97
20 year discount rate (%)	4.30	2.95
At 31 Dec 2023
10 year discount rate (%)	3.28	2.96
20 year discount rate (%)	3.43	2.97

140	HSBC Bank plc

5    Employee compensation and benefits

	2024	2023	2022
	£m	£m	£m
Wages and salaries	1,345	1,344	1,365
Social security costs	240	294	278
Other pension costs[1]	87	68	55
Year ended 31 Dec	1,672	1,706	1,698
1    Includes £52m (2023: £52m; 2022: £42m) in employer contributions to the defined contribution pension plans.

Average number of persons employed by the group during the year by global business[1,2]
	2024	2023	2022
MSS	3,555	3,954	3,722
GB	1,988	2,125	2,155
GBM Other	97	27	81
CMB	2,496	2,536	2,748
WPB	3,291	6,119	6,484
Corporate Centre	29	48	215
Year ended 31 Dec	11,456	14,809	15,405
1    Average numbers of headcount in corporate centre are allocated in respective businesses on the basis of amounts charged to the respective global businesses.
2    Average number of persons employed represents the number of persons with contracts of service with the group.

Average number of persons employed by the group during the year by country
	2024	2023	2022
UK	2,623	2,611	2,635
France	3,156	6,732	7,163
Germany	2,372	2,458	2,579
Others	3,305	3,008	3,028
Year ended 31 Dec	11,456	14,809	15,405

Share-based payments
'Wages and salaries’ includes the effect of share-based payments arrangements, of which £61m were equity settled (2023: £58m; 2022: £45m), as follows:

	2024	2023	2022
	£m	£m	£m
Restricted share awards	61	58	45
Savings-related and other share award option plans	1	1	1
Year ended 31 Dec	62	59	46

HSBC share awards
Award	Policy
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
–Awards are subject to malus and clawback provisions.

International Employee Share Purchase Plan (‘ShareMatch’)
–The plan was first introduced in Hong Kong in 2013 and now includes employees based in 30 jurisdictions.
–Shares are purchased in the market each quarter up to a maximum value of £750, or the equivalent in local currency.
–Matching awards are added at a ratio of one free share for every three purchased.
–Matching awards vest subject to continued employment and the retention of the purchased shares for a maximum period of two years and nine months.

Movement on HSBC share awards
	2024	2023
	Number	Number
	(000s)	(000s)
Restricted share awards outstanding at 1 Jan	19,205	20,454
Additions during the year[1]	11,114	10,998
Released in the year[1]	(11,646)	(11,864)
Forfeited in the year	(259)	(383)
Restricted share awards outstanding at 31 Dec	18,414	19,205
Weighted average fair value of awards granted (£)	4.92	4.74
1    Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.

HSBC Bank plc	141

Notes on the financial statements

HSBC share option plans
Main plans	Policy
Savings-related share option plans (‘Sharesave’)
–From 2014, eligible employees for the UK plan can save up to £500 per month with the option to use the savings to acquire shares.
–These are generally exercisable within six months following either the third or fifth anniversary of the commencement of a three years or five years contract, respectively.
–The exercise price is set at a 20% (2023: 20%) discount to the market value immediately preceding the date of invitation.

Calculation of fair values
The fair values of share options are calculated using a Black-Scholes model. The fair value of a share award is based on the share price at the date of the grant.

Movement on HSBC share option plans
	Savings-related share option plans
	Number	WAEP[1]
	(000s)	£
Outstanding at 1 Jan 2024	4,339	3.51
Granted during the year[2]	525	5.82
Exercised during the year	(987)	2.92
Expired during the year	(19)	3.78
Forfeited during the year	(218)	4.08
Outstanding at 31 Dec 2024	3,640	3.97
Weighted average remaining contractual life (years)	2.13

Outstanding at 1 Jan 2023	5,782	2.91
Granted during the year[2]	1,348	4.57
Exercised during the year	(2,428)	2.72
Expired during the year	(38)	4.73
Forfeited during the year	(325)	2.94
Outstanding at 31 Dec 2023	4,339	3.51
Weighted average remaining contractual life (years)	2.37
1    Weighted average exercise price.
2    Includes a number of share option plans transferred from or to other subsidiaries of HSBC Holdings plc.
Post-employment benefit plans
We operate a number of pension plans throughout Europe for our employees. Some are defined benefit plans, of which HSBC Switzerland Pension Plan is the most prominent within the group.
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
HSBC Switzerland Pension Plan (HSBC Private Bank (Suisse) Pension Plan)
HSBC Switzerland Pension Plan is a defined benefit obligation plan under IFRS. Benefits are paid in case of death, disability or retirement. Retirement benefits are paid depending on the choice of the employee between pension payment, lump sum or combination thereof. The plan is overseen by an independent joint pension board, made of elected employees’ and designated employer’s representatives, which has a fiduciary responsibility of the operation of the plan. Its assets are held separately from the assets of the group.
The strategic aim of the investment is to achieve, as continuously as possible, an increase in value over time, while maintaining the security of the financial situation. For this purpose, the fund invests mainly in bonds and equities (Swiss and foreign), as well as in alternative investments and real estate funds. Overall, emphasis is placed on having a high degree of diversification.
The fund's assets come from regulatory employee and employer contributions, as well as investment returns.
The plan is reviewed at least annually or in accordance with local practice and regulations by qualified actuaries. The actuarial assumptions used to calculate the defined benefit obligations and related net periodic pension cost vary according to the economic conditions of the countries in which they are situated. The latest measurement of the obligation of the plan at 31 December 2024 was carried out by Aon Switzerland Ltd. using the projected unit credit method. The next measurement will have an effective date of 31 December 2025.
HSBC Germany Pension Plan (HSBC Trinkaus & Burkhardt Pension Plan)
HSBC Germany Pension Plan is a final salary scheme and is calculated based on the employee length of service multiplied by a predefined benefit accrual and earnings. The pension is paid when the benefit falls due and is a specified pension payment, lump sum or combination thereof. The plan is overseen by an independent corporate trustee, who has a fiduciary responsibility for the operation of the plan. Its assets are held separately from the assets of the group.
The strategic aim of the investment is to achieve, as continuously as possible, an increase in value over time. For this purpose, the fund invests mainly in government bonds, corporate bonds, investment funds and equities. It invests predominantly in developed regions. Overall, emphasis is placed on having a high degree of diversification.

142	HSBC Bank plc

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
The latest measurement of the defined benefit obligation of the plan at 31 December 2024 was carried out by Hans-Peter Kieselmann (Fellow of the German Association of Actuaries ('DAV')) and Helga Bader, at Willis Towers Watson GmbH, using the projected unit credit method. The next measurement will have an effective date of 31 December 2025.

Net assets/(liabilities) recognised on the balance sheet in respect of defined benefit plans
	Fair value of plan assets	Present value of defined benefit obligations	Total
	£m	£m	£m
Defined benefit pension plans	910	(967)	(57)
Defined benefit healthcare plans	—	(41)	(41)
At 31 Dec 2024	910	(1,008)	(98)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(172)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			74

Defined benefit pension plans	459	(479)	(20)
Defined benefit healthcare plans	—	(46)	(46)
At 31 Dec 2023	459	(525)	(66)
Total employee benefit liabilities (within ‘Accruals, deferred income and other liabilities’)			(117)
Total employee benefit assets (within ‘Prepayments, accrued income and other assets’)			51
Defined benefit pension plans

Net asset/(liability) under defined benefit pension plans
	Fair value of plan assets			Present value of defined benefit obligations			Net defined benefit asset/(liability)
	Principal plan			Principal plan			Principal plan
	HSBC Switzerland Pension Plan[1]	HSBC Germany Pension Plan[2]	Other plans	HSBC Switzerland Pension Plan[1]	HSBC Germany Pension Plan[2]	Other plans	HSBC Switzerland Pension Plan[1]	HSBC Germany Pension Plan[2]	Other plans
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	—	337	122	—	(304)	(175)	—	33	(53)
Service cost	—	—	(1)	(14)	(5)	(7)	(14)	(5)	(8)
– current service cost	—	—	—	(14)	(5)	(7)	(14)	(5)	(7)
– past service losses	—	—	(1)	—	—	—	—	—	(1)
Net interest income/(cost) on the net defined benefit asset/(liability)	5	7	5	(6)	(9)	(6)	(1)	(2)	(1)
Remeasurement effects recognised in other comprehensive income	36	(1)	(15)	(43)	7	8	(7)	6	(7)
– return on plan assets (excluding interest income)	36	(1)	(15)	—	—	—	36	(1)	(15)
– actuarial (losses)/gains financial assumptions	—	—	—	(27)	7	11	(27)	7	11
– actuarial losses demographic assumptions	—	—	—	—	—	(2)	—	—	(2)
– actuarial losses experience assumptions	—	—	—	(16)	—	(1)	(16)	—	(1)
– other changes	—	—	—	—	—	—	—	—	—
Exchange differences	(11)	(16)	(1)	12	14	3	1	(2)	2
Benefits paid	(41)	—	(6)	41	12	12	—	12	6
Other movements[3,4,5]	486	—	4	(520)	5	8	(34)	5	12
At 31 Dec 2024	475	327	108	(530)	(280)	(157)	(55)	47	(49)

HSBC Bank plc	143

Notes on the financial statements

Net asset/(liability) under defined benefit pension plans (continued)
	Fair value of plan assets			Present value of defined benefit obligations			Net defined benefit asset/(liability)
	Principal plan			Principal plan			Principal plan
	HSBC Switzerland Pension Plan[1]	HSBC Germany Pension Plan[2]	Other plans	HSBC Switzerland Pension Plan[1]	HSBC Germany Pension Plan[2]	Other plans	HSBC Switzerland Pension Plan[1]	HSBC Germany Pension Plan[2]	Other plans
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2023	—	405	129	—	(357)	(174)	—	48	(45)
Service cost	—	—	—	—	(7)	(5)	—	(7)	(5)
– current service cost	—	—	—	—	(8)	(6)	—	(8)	(6)
– past service gains	—	—	—	—	1	1	—	1	1
Net interest income/(cost) on the net defined benefit asset/(liability)	—	11	6	—	(9)	(9)	—	2	(3)
Remeasurement effects recognised in other comprehensive income	—	6	(6)	—	(29)	1	—	(23)	(5)
– return on plan assets (excluding interest income)	—	6	(6)	—	—	—	—	6	(6)
– actuarial gains financial assumptions	—	—	—	—	(29)	(8)	—	(29)	(8)
– actuarial losses demographic assumptions	—	—	—	—	—	2	—	—	2
– actuarial losses experience assumptions	—	—	—	—	—	7	—	—	7
– other changes	—	—	—	—	—	—	—	—	—
Exchange differences	—	(8)	—	—	7	1	—	(1)	1
Benefits paid	—	—	(7)	—	12	15	—	12	8
Other movements[3,6]	—	(77)	—	—	79	(4)	—	2	(4)
At 31 Dec 2023	—	337	122	—	(304)	(175)	—	33	(53)
1    The HSBC Switzerland Pension Plan has been disclosed as it is considered to be a prominent plan within the group.
2    The HSBC Germany Pension Plan and its comparatives have been disclosed as it was considered to be a prominent plan within the group in 2023.
3    Other movements include contributions by the group, contributions by employees, administrative costs and tax paid by plan.
4    Other movements for HSBC Switzerland Pension Plan include Fair value of plan assets/defined benefit obligations acquired on 1 February 2024.
5    Other movements for HSBC Germany Pension Plan include reclassification of defined benefit obligation to liabilities held for sale as part of planned sale of the private banking business in Germany.
6    Other movements for HSBC Germany Pension Plan include reclassification of Lebensarbeitszeitkonto (LAZK) plan to long term employee benefits.
HSBC Switzerland expects to pay employer contributions as defined in the regulations. The forecasted employer contributions for 2025 are £12m. HSBC Germany does not expect to make contributions to the HSBC Germany Pension Plan during 2025. Benefits expected to be paid from the plans to leavers and inactive members (retirees, surviving spouses, disabled members, etc.) over each of the next five years, and in aggregate for the five years thereafter, are as follows:

Benefits expected to be paid from plans
	2025	2026	2027	2028	2029	2030 - 2034
	£m	£m	£m	£m	£m	£m
HSBC Switzerland Pension Plan[1]	26	26	26	25	26	124
HSBC Germany Pension Plan[2]	13	11	12	11	12	68
1    The duration of the defined benefit obligation is 14.9 years for the HSBC Switzerland Pension Plan under the disclosure assumptions adopted (2023:13.3 years).
2    The duration of the defined benefit obligation is 13.5 years for the HSBC Germany Pension Plan under the disclosure assumptions adopted (2023: 14.2 years).

Fair value of plan assets by asset classes
	2024
	HSBC Switzerland Pension Plan				HSBC Germany Pension Plan
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC
	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	475	430	45	—	327	314	13	—
– equities	130	130	—	—	2	2	—	—
– bonds fixed income	233	233	—	—	214	214	—	—
– bonds index linked	—	—	—	—	7	7	—	—
– bonds other	—	—	—	—	—	—	—	—
– property	58	58	—	—	3	—	3	—
– pooled investment vehicle	—	—	—	—	—	—	—	—
– other	54	9	45	—	101	91	10	—

144	HSBC Bank plc

Fair value of plan assets by asset classes (continued)
	2023
	HSBC Switzerland Pension Plan[1]				HSBC Germany Pension Plan
	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC	Value	Quoted market price in active market	No quoted market price in active market	Thereof HSBC
	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	—	—	—	—	337	312	25	—
– equities	—	—	—	—	3	3	—	—
– bonds fixed income	—	—	—	—	196	196	—	—
– bonds index linked	—	—	—	—	6	6	—	—
– bonds other	—	—	—	—	—	—	—	—
– property	—	—	—	—	3	—	3	—
– pooled investment vehicle	—	—	—	—	—	—	—	—
– other	—	—	—	—	129	107	22	—
1    The HSBC Switzerland Pension Plan has been acquired on 1 February 2024.
Post-employment defined benefit plans’ principal actuarial financial assumptions
The group determines the discount rates to be applied to its obligations in consultation with the plans’ local actuaries, on the basis of current average yields of high quality (AA-rated or equivalent) debt instruments with maturities consistent with those of the defined benefit obligations.

Key actuarial assumptions
	HSBC Switzerland Pension Plan[1]				HSBC Germany Pension Plan
	Discount rate	Inflation rate	Rate of increase for pensions	Rate of pay increase	Discount rate	Inflation rate	Rate of increase for pensions	Rate of pay increase
	%	%	%	%	%	%	%	%
At 31 Dec 2024	0.85	1.00	—	1.60	3.41	2.25	2.25	3.75
At 31 Dec 2023	—	—	—	—	3.17	2.25	2.25	2.25
1    The HSBC Switzerland Pension Plan has been acquired on 1 February 2024.

Mortality tables and average life expectancy at age 60
	HSBC Switzerland Pension Plan[1]					HSBC Germany Pension Plan
	Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:		Mortality table	Life expectancy at age 60 for a male member currently:		Life expectancy at age 60 for a female member currently:
		Aged 60	Aged 40	Aged 60	Aged 40		Aged 60	Aged 40	Aged 60	Aged 40
At 31 Dec 2024	LPP2020[3]	26.9	29.1	28.9	30.9	RT 2018G2	25.7	28.7	29.3	31.6
At 31 Dec 2023	LPP2020[3]	0	0	0	0	RT 2018G2	25.4	28.3	29.1	31.3
1    The HSBC Switzerland Pension Plan has been acquired on 1 February 2024.
2    Heubeck tables: RT 2018G. These are generally accepted and used mortality tables for occupational pension plans in Germany, taking into account future mortality improvements and lighter mortality for higher-paid pensioners.
3    LPP2020 are generally accepted and used mortality tables for occupational pension plans in Switzerland, taking into account future mortality improvements and lighter mortality for higher-paid pensioners.

The effect of changes in key assumptions
	HSBC Switzerland Pension Plan Obligation[1]						HSBC Germany Pension Plan Obligation
	Financial impact of increase			Financial impact of decrease			Financial impact of increase			Financial impact of decrease
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Discount rate – increase/decrease of 0.25%	(19)	—	—	21	—	—	(8)	(9)	(7)	8	9	8
Inflation rate – increase/decrease of 0.25%	2	—	—	(2)	—	—	6	7	7	(6)	(6)	(5)
Pension payments and deferred pensions – increase/decrease of 0.25%	13	—	—	(12)	—	—	5	6	5	(5)	(6)	(5)
Pay – increase/decrease of 0.25%	2	—	—	(2)	—	—	1	1	1	(1)	(1)	(1)
Change in mortality – increase of 1 Year	16	—	—	N/A	—	—	8	9	10	N/A	N/A	N/A
1    The HSBC Switzerland Pension Plan has been acquired on 1 February 2024.

HSBC Bank plc	145

Notes on the financial statements

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
Directors’ emoluments
The aggregate emoluments of the Directors of the bank, computed in accordance with the Companies Act 2006 as amended by statutory instrument 2008 No.410, were:

	2024	2023	2022
	£000	£000	£000
Fees[1]	1,425	1,427	1,410
Salaries and other emoluments[2]	3,182	2,792	2,294
Annual incentives[3]	1,206	1,163	979
Long-term incentives[4]	1,732	1,193	779
Year ended 31 Dec	7,545	6,575	5,462
1    Fees paid to non-executive Directors.
2    Salaries and other emoluments include Fixed Pay Allowances.
3    Discretionary annual incentives for executive Directors are based on a combination of individual and corporate performance, and are determined by the Remuneration Committee of the bank’s parent company, HSBC Holdings plc. Incentive awards made to executive directors are delivered in the form of cash and HSBC Holdings plc shares. The total amount shown is comprised of £602,958 (2023: £581,561) in cash and £602,958 (2023: £581,561) in shares, which is the upfront portion of the annual incentive granted in respect of performance year 2024.
4    The amount shown is comprised of £566,033 (2023: £493,868) in deferred cash, £1,165,574 (2023: £699,652) in deferred shares. These amounts relate to the portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2024. The total vesting period of deferred cash and share awards is no less than four years, with 25% of the award vesting on each of the first, second, third and fourth anniversaries of the date of the award. The deferred share awards are subject to at least a six-month retention period upon vesting. Details of the Plans are contained within the Directors’ Remuneration Report of HSBC Holdings plc. The cost of any awards subject to service conditions under the HSBC Share Plan 2011 are recognised through an annual charge based on the fair value of the awards, apportioned over the period of service to which the award relates.
No Director exercised share options over HSBC Holdings plc ordinary shares during the year.
No Director is accruing retirement benefits under a money purchase scheme in respect of Directors’ qualifying services (2023: None).
In addition, there were payments during 2024 under unfunded retirement benefit agreements to former Directors of £403,922 (2023: £410,403). The provision at 31 December 2024 in respect of unfunded pension obligations to former Directors amounted to £3,506,170 (2023: £3,811,422).
Of these aggregate figures, the following amounts are attributable to the highest paid Director:

	2024	2023	2022
	£000	£000	£000
Salaries and other emoluments	1,638	1,641	1,641
Annual incentives[1]	673	1,074	859
Long-term incentives[2]	1,404	990	677
Year ended 31 Dec	3,715	3,705	3,177
1    Awards made to the highest paid Director are delivered in the form of cash and HSBC Holdings plc shares. The amount shown comprises £336,560 (2023: £537,040) in cash and £336,560 (2023: £537,040) in shares.
2    The amount shown comprises £437,126 (2023: £408,439) in deferred cash, £967,230 (2023: £581,165) in deferred shares. These amounts relate to a portion of the awards that will vest following the substantial completion of the vesting condition attached to these awards in 2024. The total vesting period of deferred cash and share awards is no less than four years, with 25% of the award vesting on each of the first, second, third and fourth anniversaries of the date of the award. The share awards are subject to a six-month retention period upon vesting.
No pension contributions were made by the bank in respect of services by the highest paid Director during the year (2023: £0).

146	HSBC Bank plc

6    Auditors’ remuneration

	2024	2023	2022
	£m	£m	£m
Audit fees payable to PwC	15.4	13.1	11.3
Other audit fees payable	0.6	0.6	0.7
Year ended 31 Dec	16.0	13.7	12.0

Fees payable by the group to PwC
	2024	2023	2022
	£m	£m	£m
Fees for HSBC Bank plc‘s statutory audit[1,5]	6.0	5.3	5.5
Fees for other services provided to the group	17.8	17.5	15.6
– audit of the group‘s subsidiaries[2]	9.4	7.8	5.8
– audit-related assurance services[3]	4.4	5.2	5.3
– other assurance services[4]	4.0	4.5	4.5
Year ended 31 Dec	23.8	22.8	21.1
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
52024 Audit fees payable to PwC includes prior year adjustments after finalisation of the 2023 financial statements.
In addition to the above, the estimated fees paid to PwC by third parties associated with HSBC Bank plc amount to £0.5m. In these cases, HSBC Bank plc was connected with the contracting party and may therefore have been involved in appointing PwC. These fees arose from services such as reviewing the financial position of corporate concerns that borrow from HSBC Bank plc.
Fees payable for non-audit services for HSBC Bank plc are not disclosed separately because such fees are disclosed on a consolidated basis for the group.

7    Tax

Tax expense
	2024	2023	2022
	£m	£m	£m
Current tax	497	386	(283)
– for this year	387	359	(243)
– adjustments in respect of prior years	110	27	(40)
Deferred tax	288	41	(363)
– origination and reversal of temporary differences	272	25	(529)
– effect of changes in tax rates	—	—	33
– adjustments in respect of prior years	16	16	133
Year ended 31 Dec[1]	785	427	(646)
1    In addition to amounts recorded in the income statement, a tax charge of £61m (2023: charge of £334m; 2022 credit of £393m ) was recorded directly to equity.
The group’s profits are taxed at different rates depending on the country in which they arise. The key applicable corporate tax rates in 2024 included the UK and France. The UK tax rate applying to HSBC Bank plc and its banking subsidiaries in 2024 was a rate of 28% (2023: 27.75%), comprising 25% corporation tax plus 3% surcharge on UK banking profits. The applicable tax rate in France was 26% (2023: 26%). Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.
In July 2023, legislation was enacted in the UK, the jurisdiction of the Bank’s ultimate parent entity, HSBC Holdings plc, introduced the ‘Pillar Two’ global minimum tax model rules (the ‘rules’) of the Organisation for Economic Cooperation and Development (‘OECD’)’s Inclusive Framework on Base Erosion and Profit Shifting (‘BEPS’), with effect from 1 January 2024. Under these rules, a top-up tax liability arises where the effective tax rate of the group’s operations in a jurisdiction, calculated based on principles set out in the OECD’s Pillar Two model rules, is below 15%. Any additional tax arising in relation to jurisdictions in which a Qualified Domestic Minimum Top-up Tax (‘QDMTT’) applies will be payable to the tax authority in that jurisdiction. Where there is no QDMTT, any resulting tax is payable by HSBC Holdings plc, being the group’s ultimate parent, to the UK tax authority. New corporate income tax rules apply in Bermuda and the Channel Islands from 1 January 2025 and are expected to result in local tax liabilities at an effective tax rate of 15% in these jurisdictions.
Top-up tax liabilities are expected to arise in respect of four jurisdictions in 2024, in particular Jersey and Bermuda, due to low statutory tax rates.

HSBC Bank plc	147

Notes on the financial statements

Tax reconciliation
The tax charged to the income statement differs from the tax expense that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2024		2023		2022
	£m	%	£m	%	£m	%
Profit/(loss) before tax	2,068		2,152		(1,199)
Tax expense
Taxation at UK corporation tax rate	516	25.0	506	23.5	(228)	19.0
Impact of taxing overseas profits at different rates	(116)	(5.6)	(20)	(0.9)	(75)	6.3
UK banking surcharge	5	0.2	5	0.2	(47)	3.9
Items increasing the tax charge in 2024:
– movements in unrecognised deferred tax	149	7.2	(81)	(3.8)	(268)	22.4
– adjustments in respect of prior periods	147	7.1	58	2.7	93	(7.8)
– loss (gain) on business disposals	60	2.9	(74)	(3.4)	—	—
– local taxes and overseas withholding taxes	56	2.7	19	0.9	4	(0.3)
– UK and European bank levies	45	2.2	78	3.6	50	(4.2)
– provisions for fines and penalties	12	0.6	23	1.1	3	(0.3)
– other	4	0.2	25	1.2	(5)	0.4
Items reducing the tax charge in 2024:
– deductions for AT1 coupon payments	(64)	(3.1)	(60)	(2.8)	(55)	4.6
– movements in provisions for uncertain tax positions	(20)	(1.0)	(11)	(0.5)	(110)	9.2
– effect of (profits)/losses in associates and joint ventures	(7)	(0.3)	5	0.2	5	(0.4)
– non-taxable income and gains	(2)	(0.1)	(21)	(1.0)	(93)	7.8
– impact of held for sale adjustments	—	—	(25)	(1.2)	47	(3.9)
– impact of changes in tax rates	—	—	—	—	33	(2.8)
Year ended 31 Dec	785	38.0	427	19.8	(646)	53.9
The effective tax rate for the year was 38.0% (2023: 19.8%; 2022: 53.9%). The 2024 effective tax rate of 38.0% reflects the mix of profits and losses in different jurisdictions and is increased by the derecognition of deferred tax on French tax losses, charges in respect of prior years, in particular in the UK, losses on business disposals and charges for withholding taxes.
The effective tax rate for 2023 of 19.8% was reduced by the recognition of a deferred tax asset for prior period excess expenses in HSBC Life (UK) and the non-taxable gain arising on the transfer of the Guernsey branch to PBRS and increased by non-deductible UK and European bank levy expenses and charges in respect of prior periods.
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

Movement of deferred tax assets and liabilities
	Cash flow hedges	Loan impairment provisions	Property, plant and equipment	FVOCI investments	Relief for tax losses[2]	Other[1]	Total
	£m	£m	£m	£m	£m	£m	£m
Assets	138	59	191	329	601	204	1,522
Liabilities	—	—	—	(197)	—	(53)	(250)
At 1 Jan 2024	138	59	191	132	601	151	1,272
Income statement	—	(15)	(44)	(40)	(145)	(44)	(288)
Other comprehensive income	(39)	—	—	(23)	—	4	(58)
Foreign exchange and other adjustments	(2)	(2)	1	7	(14)	(26)	(36)
At 31 Dec 2024	97	42	148	76	442	85	890
Assets[3]	97	42	148	76	442	131	936
Liabilities[3]	—	—	—	—	—	(46)	(46)

Assets	391	60	227	474	628	151	1,931
Liabilities	—	—	—	(351)	—	—	(351)
At 1 Jan 2023	391	60	227	123	628	151	1,580
Income statement	—	(4)	(36)	44	(17)	(28)	(41)
Other comprehensive income	(252)	—	—	(43)	—	65	(230)
Foreign exchange and other adjustments	(1)	3	—	8	(10)	(37)	(37)
At 31 Dec 2023	138	59	191	132	601	151	1,272
Assets[3]	138	59	191	329	601	204	1,522
Liabilities[3]	—	—	—	(197)	—	(53)	(250)
1    Other deferred tax assets and liabilities relate to share-based payments, expense provisions and other temporary differences.
2    The deferred tax asset recognised in respect of tax losses mainly relates to France (£414m), US State tax losses of the New York branch of HSBC Bank plc (£16m), and Switzerland (£11m), all of which are supported by future profit forecasts.
3    After netting off balances within countries, the balances as disclosed in the financial statements are as follows: deferred tax assets £895m (2023: £1,278m); and deferred tax liabilities £5m (2023: £6m).

148	HSBC Bank plc

Management has assessed the likely availability of future taxable profits against which to recover the deferred tax assets of the the group, taking into consideration the reversal of existing taxable temporary differences, past business performance and forecasts of future business performance. During 2024, £124m of deferred tax in respect of French tax losses incurred in prior periods was derecognised and no deferred tax was recognised on French tax losses arising during 2024, as management were not satisfied that there was sufficient evidence of future taxable profits to support recognition of this amount.
The group’s net deferred tax asset of £890m (2023: £1,272m) included a net UK deferred tax asset of £347m (2023: £441m) and a net deferred asset of £391m (2023: £693m) in France, of which £414m (2023: £566m) related to tax losses which are expected to be substantially recovered within 12 years.
Management is satisfied that although the Group recorded a tax loss in France in the year, the aforementioned evidence is sufficient to support the French deferred tax assets which have been recognised. The UK deferred tax assets are supported by future profit forecasts for the whole of HSBC's UK tax group. This includes a number of companies which are not part of the HSBC Bank plc group, in particular HSBC UK Bank plc and its subsidiaries.
Unrecognised deferred tax
The amount of temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was £2,117m (2023: £673m). These amounts include unused tax losses, tax credits and temporary differences of £1,496m (2023: £668m) arising in the New York branch of HSBC Bank plc and £566m (2023: nil) in respect of French tax losses for which there is insufficient evidence of future taxable profits to support recognition. £53m of the unrecognised losses expire before 10 years and the remaining unrecognised losses either expire after 10 years or do not expire.
Deferred tax is not recognised in respect of the group’s investments in subsidiaries and branches where HSBC Bank plc is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is £4.0bn (2023: £3.7bn) and the corresponding unrecognised deferred tax liability was £31m (2023: £27m).
8    Dividends

Dividends to the parent company
	2024		2023		2022
	£ per share	£m	£ per share	£m	£ per share	£m
Dividends paid on ordinary shares
In respect of current year:
– first interim dividend	0.124	99	—	—	—	—
– first special dividend	—	—	0.941	750	1.067	850
– second interim dividend	0.126	100	—	—	—	—
– third interim dividend	0.142	113	—	—	—	—
Total	0.392	312	0.941	750	1.067	850
Dividends on preference shares classified as equity
Dividend on HSBC Bank plc non-cumulative third dollar preference shares	0.001	—	0.001	—	0.001	—
Total coupons on capital securities classified as equity	—	223	—	211	—	202
Dividends to parent	—	535	—	961	—	1,052

Total coupons on capital securities classified as equity
		2024	2023	2022
	First call date	£m	£m	£m
Undated Subordinated additional Tier 1 instruments
Undated Subordinated Resettable Additional Tier 1 instrument 2015	Dec 2020	82	85	87
Undated Subordinated Resettable Additional Tier 1 instrument 2016	Jan 2022	11	12	11
Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	38	28	28
Undated Subordinated Resettable Additional Tier 1 instrument 2018	Mar 2023	16	10	10
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	24	24	24
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Nov 2024	7	15	8
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Dec 2024	20	19	20
Undated Subordinated Resettable Additional Tier 1 instrument 2019	Jan 2025	9	9	8
Undated Subordinated Resettable Additional Tier 1 instrument 2022	Mar 2027	16	9	6
Total		223	211	202

9    Segmental analysis
The Chief Executive, supported by the rest of the Executive Committee, was considered the Chief Operating Decision Maker (‘CODM’) during the reporting period for the purposes of identifying the group’s reportable segments and as the reorganisation only took effect from 1 January 2025, it has no effect on the 2024 segmental reporting.
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

HSBC Bank plc	149

Notes on the financial statements

By operating segment:

Profit/(loss) before tax
	2024
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
Net operating income/(expense) before change in ECL and other credit impairment charges[1]	2,259	2,081	107	1,718	1,501	(193)	7,473
– of which: net interest income/(expense)	570	1,332	(55)	1,180	956	(2,998)	985
Change in ECL and other credit impairment charges	(4)	66	—	(226)	7	(6)	(163)
Net operating income/(expense)	2,255	2,147	107	1,492	1,508	(199)	7,310
Total operating expenses	(2,134)	(1,025)	(322)	(749)	(855)	(175)	(5,260)
Operating profit/(loss)	121	1,122	(215)	743	653	(374)	2,050
Share of profit in associates and joint ventures	—	—	—	—	—	18	18
Profit/(loss) before tax	121	1,122	(215)	743	653	(356)	2,068
	%	%	%	%	%		%
Cost efficiency ratio	94.5	49.3	n/a	43.6	57.0		70.4

	2023
Net operating income before change in ECL and other credit impairment charges[1]	1,996	2,092	13	1,746	1,339	320	7,506
– of which: net interest income/(expense)	212	1,430	(13)	1,331	946	(1,755)	2,151
Change in ECL and other credit impairment charges	(9)	(91)	3	(83)	12	(1)	(169)
Net operating income	1,987	2,001	16	1,663	1,351	319	7,337
Total operating expenses	(2,131)	(1,013)	(282)	(663)	(894)	(159)	(5,142)
Operating profit/(loss)	(144)	988	(266)	1,000	457	160	2,195
Share of loss in associates and joint ventures	—	—	—	—	—	(43)	(43)
Profit/(loss) before tax	(144)	988	(266)	1,000	457	117	2,152
	%	%	%	%	%		%
Cost efficiency ratio	106.8	48.4	n/a	38.0	66.8		68.5

	2022
Net operating income/(expense) before change in ECL other credit impairment charges[1]	2,446	1,571	(108)	1,433	(432)	(606)	4,304
– of which: net interest income/(expense)	(54)	903	(16)	925	710	(564)	1,904
Change in ECL and other credit impairment charges	(1)	(153)	(1)	(54)	(7)	(6)	(222)
Net operating income/(expense)	2,445	1,418	(109)	1,379	(439)	(612)	4,082
Total operating expenses	(1,936)	(932)	(406)	(663)	(834)	(480)	(5,251)
Operating profit/(loss)	509	486	(515)	716	(1,273)	(1,092)	(1,169)
Share of loss in associates and joint ventures	—	—	(2)	—	—	(28)	(30)
Profit/(loss) before tax	509	486	(517)	716	(1,273)	(1,120)	(1,199)
	%	%	%	%	%		%
Cost efficiency ratio	79.1	59.3	n/a	46.3	n/a		122.0
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue. It includes inter-segment revenue which is eliminated in Corporate centre, amounting to £63m (2023: £62m; 2022: £108m).
External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds:

	2024	2023	2022
	£m	£m	£m
External net operating income/(expense) by country	7,473	7,506	4,304
– United Kingdom	3,618	3,609	3,068
– France	1,280	1,819	(70)
– Germany	836	836	732
– Other countries	1,739	1,242	574

Balance sheet by business
	MSS	GB	GBM Other	CMB	WPB	Corporate Centre	Total
	£m	£m	£m	£m	£m	£m	£m
31 Dec 2024
Loans and advances to customers	3,131	33,224	136	24,297	16,293	5,585	82,666
Customer accounts	48,885	80,920	7,646	63,967	40,852	33	242,303

31 Dec 2023
Loans and advances to customers	2,718	34,723	67	24,226	13,666	91	75,491
Customer accounts	41,102	85,303	9,434	58,620	28,337	145	222,941

150	HSBC Bank plc

10    Trading assets

	2024	2023
	£m	£m
Treasury and other eligible bills	5,379	4,808
Debt securities	29,805	27,724
Equity securities	65,092	50,020
Trading securities	100,276	82,552
Loans and advances to banks[1]	2,957	5,094
Loans and advances to customers[1]	12,809	13,050
At 31 Dec	116,042	100,696
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

HSBC Bank plc	151

Notes on the financial statements

Financial instruments carried at fair value and bases of valuation
	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	87,915	24,557	3,570	116,042	72,164	26,482	2,050	100,696
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	4,615	3,720	1,082	9,417	7,008	9,178	2,882	19,068
Derivatives	1,219	195,071	1,882	198,172	428	171,865	1,823	174,116
Financial investments	31,769	7,142	1,079	39,990	25,857	10,743	907	37,507
Liabilities
Trading liabilities	24,713	17,296	624	42,633	29,791	12,233	252	42,276
Financial liabilities designated at fair value	1,078	33,403	2,962	37,443	992	27,595	3,958	32,545
Derivatives	745	193,982	2,355	197,082	994	168,145	2,335	171,474
The table below provides the fair value levelling of assets held for sale and liabilities of disposal groups that have been classified as held for sale in accordance with IFRS 5. For further details, see Note 34.

Financial instruments carried at fair value and bases of valuation – assets and liabilities held for sale
	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Recurring fair value measurements at 31 Dec
Assets
Trading assets	—	—	—	—	—	—	—	—
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	2,365	7,189	2,053	11,607	—	—	38	38
Derivatives	—	29	—	29	—	—	—	—
Financial investments	2,113	4,261	402	6,776	—	—	25	25
Liabilities
Trading liabilities	—	—	—	—
Financial liabilities designated at fair value	—	104	—	104	—	1,858	—	1,858
Derivatives	—	15	—	15	—	5	—	5

Transfers between Level 1 and Level 2 fair values
	Assets				Liabilities
	Financial investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 31 Dec 2024
Transfers from Level 1 to Level 2	10	320	—	—	84	—	—
Transfers from Level 2 to Level 1	30	577	—	—	54	—	—

At 31 Dec 2023
Transfers from Level 1 to Level 2	26	252	—	—	4	—	—
Transfers from Level 2 to Level 1	121	408	—	—	41	—	—
Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.

152	HSBC Bank plc

Fair value adjustments
Fair value adjustments take into consideration additional factors not incorporated within the primary product valuation model that would otherwise be considered by a market participant. Adjustments are calculated using model infrastructure including those within primary valuation systems. We classify fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to MSS. Movements in the amount of fair value adjustments do not necessarily translate in equivalent movements of profits or losses within the income statement, as these movements can be compensated by other related profits or loss effects. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

Fair value adjustments
	2024		2023
	MSS	Corporate Centre	MSS	Corporate Centre
	£m	£m	£m	£m
Type of adjustment
Risk-related	321	29	327	32
– bid-offer	151	2	155	—
– uncertainty	55	3	42	2
– credit valuation adjustment	53	21	61	27
– debt valuation adjustment	(9)	—	(20)	—
– funding fair value adjustment	71	3	89	3
– other	—	—	—	—
Model-related	29	—	41	—
– model limitation	29	—	41	—
– other	—	—	—	—
Inception profit (Day 1 P&L reserves)	58	—	54	—
At 31 Dec	408	29	422	32

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
Credit and debit valuation adjustments
The credit valuation adjustment ('CVA') is an adjustment to the valuation of over-the-counter (‘OTC’) derivative contracts to reflect the possibility that the counterparty may default, and that the group may not receive the full market value of the transactions.
The debit valuation adjustment ('DVA') is an adjustment to the valuation of OTC derivative contracts to reflect the possibility that HSBC may default, and that it may not pay the full market value of the transactions.
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
Funding fair value adjustment ('FFVA')
The FFVA is calculated by applying future market funding spreads to the expected future funding exposure of any uncollateralised component of the OTC derivative portfolio. The expected future funding exposure is calculated by a simulation methodology, where available, and is adjusted for events that may terminate the exposure, such as the default of HSBC or the counterparty. The FFVA and DVA are calculated independently.
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

HSBC Bank plc	153

Notes on the financial statements

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3
	Assets					Liabilities
	Financial Investments	Held for trading	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Total	Held for trading	Designated at fair value	Derivatives	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	108	1	1,069	—	1,178	—	1	—	1
Asset-backed securities	68	145	—	—	213	—	—	—	—
Structured notes	—	—	—	—	—	—	2,958	—	2,958
Derivatives	—	—	—	1,882	1,882	—	—	2,355	2,355
Other portfolios	903	3,424	13	—	4,340	624	3	—	627
At 31 Dec 2024	1,079	3,570	1,082	1,882	7,613	624	2,962	2,355	5,941

Private equity including strategic investments	66	1	2,656	—	2,723	8	1	—	9
Asset-backed securities	160	97	6	—	263	—	—	—	—
Structured notes	—	—	—	—	—	—	3,490	—	3,490
Derivatives	—	—	—	1,823	1,823	—	—	2,335	2,335
Other portfolios	681	1,952	220	—	2,853	244	467	—	711
At 31 Dec 2023	907	2,050	2,882	1,823	7,662	252	3,958	2,335	6,545

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

154	HSBC Bank plc

Reconciliation of fair value measurements in Level 3 of the fair value hierarchy

Movement in Level 3 financial instruments
	Assets				Liabilities
	Financial Investments	Trading assets	Designated and otherwise mandatorily measured at fair value through profit or loss	Derivatives	Trading liabilities	Designated at fair value	Derivatives
	£m	£m	£m	£m	£m	£m	£m
At 1 Jan 2024	907	2,050	2,882	1,823	252	3,958	2,335
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	—	182	13	767	226	(1,818)	654
– net income from financial instruments held for trading or managed on a fair value basis	—	182	—	767	226	(1,818)	654
– net expense from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	(35)	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	48	—	—	—	—
– gains less losses from financial investments at fair value through other comprehensive income	—	—	—	—	—	—	—
Total losses or gains recognised in other comprehensive income (‘OCI’)[1]	(25)	3	(84)	(4)	—	(64)	(1)
– financial investments: fair value total gains or losses	7	—	—	—	—	—	—
– exchange differences	(32)	3	(84)	(4)	—	(64)	(1)
Purchases	1,027	2,488	447	—	723	—	—
New issuances	—	—	—	—	—	2,677	—
Sales	(72)	(1,049)	(409)	—	(234)	—	—
Settlements[2]	(588)	(335)	(1,785)	(610)	(406)	(602)	(330)
Transfers out[3]	(204)	(277)	(17)	(683)	(29)	(2,172)	(1,075)
Transfers in3	34	508	35	589	92	983	772
At 31 Dec 2024	1,079	3,570	1,082	1,882	624	2,962	2,355
Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 Dec 2024	—	(39)	23	(1,548)	(5)	(88)	(622)
– trading expense excluding net interest income	—	(39)	—	(1,548)	(5)	—	(622)
– net income/(expense) from other financial instruments designated at fair value	—	—	23	—	—	(88)	—

At 1 Jan 2023	1,447	2,738	3,318	1,737	415	2,461	2,478
Total gains/(losses) on assets and total (gains)/losses on liabilities recognised in profit or loss	(1)	189	8	851	(268)	60	1,008
– net income from financial instruments held for trading or managed on a fair value basis	—	189	—	851	(268)	—	1,008
– net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	—	—	—	—	—	—	—
– changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	—	—	8	—	—	60	—
– gains less losses from financial investments at fair value through other comprehensive income	(1)	—	—	—	—	—	—
Total gains/(losses) recognised in other comprehensive income (‘OCI’)[1]	(1)	(28)	(92)	(2)	—	(8)	(5)
– financial investments: fair value gains/(losses)	29	—	—	—	—	—	—
– exchange differences	(30)	(28)	(92)	(2)	—	(8)	(5)
Purchases	51	1,004	305	—	233	—	—
New issuances	—	1	—	—	2	3,005	—
Sales	(213)	(1,675)	(484)	—	(253)	(2)	—
Settlements	(38)	(79)	(72)	(1,009)	138	(1,169)	(1,295)
Transfers out	(451)	(561)	(120)	(233)	(30)	(660)	(339)
Transfers in	113	461	19	479	15	271	488
At 31 Dec 2023	907	2,050	2,882	1,823	252	3,958	2,335
Unrealised (losses)/gains recognised in profit or loss relating to assets and liabilities held at 31 Dec 2023	—	—	(75)	520	—	(217)	(823)
– trading income/(expense) excluding net interest income	—	—	—	520	—	—	(823)
– net income from other financial instruments designated at fair value	—	—	(75)	—	—	(217)	—
1    Included in ‘financial investments: fair value gains/(losses)’ in the current year and ‘exchange differences’ in the consolidated statement of comprehensive income.
2    Includes a £2.5bn decrease from classification of the assets of our French Life Insurance business as assets held for sale.
3    Includes £1.4bn of transfers out and £0.8bn of transfers in relating to enhancement of observability assessments on equity structured notes.

HSBC Bank plc	155

Notes on the financial statements

Transfers between levels of the fair value hierarchy are deemed to occur at the end of each quarterly reporting period. Transfers are primarily attributable to changes in price transparency and in the assessment of observability.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions
	2024				2023
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Derivatives, trading assets and trading liabilities[1]	348	(197)	—	—	478	(225)	—	—
Designated and otherwise mandatorily measured at fair value through profit or loss	319	(115)	—	—	193	(194)	—	—
Financial investments	17	(16)	13	(15)	10	(9)	23	(25)
Year ended 31 Dec	684	(328)	13	(15)	681	(428)	23	(25)
1Derivatives, trading assets and trading liabilities are presented as one category to reflect the manner in which these instruments are risk managed.

Sensitivity of Level 3 fair values to reasonably possible alternative assumptions by instrument type
	2024				2023
	Reflected in profit or loss		Reflected in OCI		Reflected in profit or loss		Reflected in OCI
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	£m	£m	£m	£m	£m	£m	£m	£m
Private equity including strategic investments	310	(106)	10	(10)	182	(184)	6	(6)
Asset-backed securities	37	(27)	1	(1)	28	(16)	2	(2)
Structured notes	9	(9)	—	—	5	(5)	—	—
Derivatives	143	(104)	—	—	237	(182)	—	—
Other portfolios	185	(82)	2	(4)	229	(41)	15	(17)
Total	684	(328)	13	(15)	681	(428)	23	(25)

The sensitivity analysis for certain private equity positions has been enhanced in order to reduce dependency on historical observations and focus on current valuation uncertainty, resulting in some increases in favourable sensitivities.
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

156	HSBC Bank plc

Key unobservable inputs to Level 3 financial instruments

Quantitative information about significant unobservable inputs in Level 3 valuations
	Fair value				2024		2023
	Assets	Liabilities	Valuation techniques	Key unobservable inputs	Full range of inputs		Full range of inputs
	£m	£m			Lower	Higher	Lower	Higher
Private equity including strategic investments[1]	1,178	1	Price - Net asset value	Current Value/Cost	0	9	See footnote 2
Asset-backed securities	213	—
– collateralised loan/debt obligation	78	—	Market proxy	Price	0	97	—	94
– other ABSs	135	—	Market proxy	Price	0	248		220
Structured notes	—	2,958
– equity-linked notes	—	2,546	Model – Option model	Equity Volatility	9%	49%	6%	154%
				Equity Correlation	15%	100%	35%	100%
– FX-linked notes	—	16	Model – Option model	FX Volatility	3%	17%	1%	18%
– other structured notes	—	396
Derivatives	1,882	2,355
Interest rate derivatives:	879	905
– securitisation swaps	156	149	Model – Discounted cash flow	Prepayment Rate	5%	10%	5%	10%
– long-dated swaptions	57	61	Model – Option model	IR Volatility	9%	21%	11%	34%
– other interest rate derivatives	666	695
Foreign exchange derivatives:	192	216
– Foreign exchange options	166	191	Model – Option model	FX Volatility	1%	26%	3%	31%
– other foreign exchange derivatives	26	25
Equity derivatives:	507	490
– long-dated single stock options	115	114	Model – Option model	Equity Volatility	7%	66%	7%	87%
– other equity derivatives	392	376
Credit derivatives	302	744
– total return swaps	278	675	Market proxy	Price	0	104	0	104
– other credit derivatives	24	69
Other derivatives	2	—
Other portfolios	4,340	627
– bonds	1,929	22	Market proxy	Price	0	105	0	104
– repurchase agreements	1,284	591	Model – Discounted cash flow	IR Curve	0%	26%	3%	8%
– other[2]	1,127	14
At 31 Dec	7,613	5,941
1    ‘Private equity including strategic investments’ includes private equity, private credit and private equity fund, primarily held as part of our Insurance business and for strategic investments. The analysis for private equity positions has been enhanced with the range of key unobservable inputs now quoted.
2    'Other' includes a range of asset holdings including loans and deposits, syndicated loans and infrastructure debt.
Private equity including strategic investments
The ‘private equity’ holdings include private equity investments and private equity funds held as limited partners. The key unobservable input is the current value of the underlying positions, determined using valuation techniques in line with the International Capital Valuation Guidelines. The inputs represented are an appropriate range of inputs normalised across different exposure types.
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

HSBC Bank plc	157

Notes on the financial statements

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
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m
At 31 Dec 2024
Assets
Loans and advances to banks	14,521	—	14,523	—	14,523
Loans and advances to customers[1]	82,666	—	—	81,752	81,752
Reverse repurchase agreements – non-trading	53,612	—	53,614	—	53,614
Financial investments – at amortised cost	12,226	10,980	1,196	—	12,176
Liabilities
Deposits by banks	26,515	—	26,518	—	26,518
Customer accounts	242,303	—	242,320	—	242,320
Repurchase agreements – non-trading	40,384	—	40,385	—	40,385
Debt securities in issue	19,461	—	19,330	142	19,472
Subordinated liabilities	16,908	—	17,267	—	17,267

At 31 Dec 2023
Assets
Loans and advances to banks	14,371	—	14,371	—	14,371
Loans and advances to customers	75,491	—	—	74,904	74,904
Reverse repurchase agreements – non-trading	73,494	—	73,494	—	73,494
Financial investments – at amortised cost	8,861	7,173	1,660	4	8,837
Liabilities
Deposits by banks	22,943	—	22,950	—	22,950
Customer accounts	222,941	—	223,067	—	223,067
Repurchase agreements – non-trading	53,416	—	53,416	—	53,416
Debt securities in issue	13,443	—	13,320	138	13,458
Subordinated liabilities	14,920	—	15,219	—	15,219
1    Includes retained portfolio of French home and other loans following the sale of retail banking operations in France, with carrying amount of £5.5bn (2023: £6.2bn). We reclassified the portfolio to a hold-to-collect-and-sell business model from 1 January 2025 and will measure it prospectively from the first quarter of 2025 at fair value through other comprehensive income.We expect to recognise an estimated £0.8bn fair value pre-tax loss in other comprehensive income on the remeasurement of these financial instruments. The valuation of this portfolio of loans may be substantially different in the event of a sale due to entity and deal-specific factors, including funding costs and the value of customer relationships (refer Note 34 for details).

158	HSBC Bank plc

Fair values of selected financial instruments not carried at fair value and bases of valuation – assets and disposal groups held for sale
		Fair value
	Carrying amount	Quoted market price Level 1	Observable inputs Level 2	Significant unobservable inputs Level 3	Total
	£m	£m	£m	£m	£m
At 31 Dec 2024
Assets
Loans and advances to banks	115	—	115	—	115
Loans and advances to customers	769	—	—	771	771
Liabilities
Customer accounts	4,288	—	4,288	—	4,288
Debt securities in issue	—	—	—	—	—

At 31 Dec 2023
Assets
Loans and advances to banks	8,103	—	8,103	—	8,103
Loans and advances to customers	13,345	—	—	12,902	12,902
Liabilities
Customer accounts	17,587	—	17,587	—	17,587
Debt securities in issue	1,080	—	1,066	—	1,066
Other financial instruments not carried at fair value are typically short-term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value. This includes cash and balances at central banks which is measured at amortised cost.
Valuation
Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This may be different from the theoretical economic value attributed from an instrument's cash flows over its expected future life. Our valuation methodologies and assumptions in determining fair values for which no observable market prices are available may differ from those of other companies.
Loans and advances to banks and customers
To determine the fair value of loans and advances to banks and customers, loans are segregated, into portfolios of similar characteristics. Fair values are based on observable market transactions, when available. When they are unavailable, fair values are estimated using valuation models incorporating a range of input assumptions. These assumptions may include: value estimates from third-party brokers reflecting over-the-counter trading activity; forward-looking discounted cash flow models, taking account of expected customer prepayment rates, using assumptions that HSBC believes are consistent with those that would be used by market participants in valuing such loans; recent origination pricing for similar loans; and trading inputs from other market participants including observed primary and secondary trades. From time to time, we may engage a third-party valuation specialist to measure the fair value of a pool of loans.
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
Debt securities in issue and subordinated liabilities
Fair values in debt securities in issue and subordinated liabilities are determined using quoted market prices at the balance sheet date where available, or by reference to quoted market prices for similar instruments.
Repurchase and reverse repurchase agreements – non-trading
Fair values of repurchase and reverse repurchase agreements that are held on a non-trading basis provide approximate carrying amounts. This is due to the fact that balances are generally short dated.

HSBC Bank plc	159

Notes on the financial statements

13    Financial assets designated and otherwise mandatorily measured at fair value through profit or loss

	2024	2023
	Designated at fair value and otherwise mandatorily measured at fair value	Designated at fair value and otherwise mandatorily measured at fair value
	£m	£m
Securities	5,739	16,027
– debt securities, treasury and other eligible bills	515	2,131
– equity securities	5,224	13,896
Loans and advances to banks and customers	2,874	2,814
Other	804	227
At 31 Dec	9,417	19,068

14    Derivatives

Notional contract amounts and fair values of derivatives by product contract type
	Notional contract amount		Fair value – Assets			Fair value – Liabilities
	Trading	Hedging	Trading	Hedging	Total	Trading	Hedging	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Foreign exchange	8,561,853	2,450	97,566	164	97,730	(94,941)	(15)	(94,956)
Interest rate	10,366,996	88,154	147,830	1,223	149,053	(147,073)	(1,254)	(148,327)
Equities	625,520	—	14,002	—	14,002	(16,466)	—	(16,466)
Credit	104,660	—	1,408	—	1,408	(1,516)	—	(1,516)
Commodity and other	93,617	—	2,457	—	2,457	(2,295)	—	(2,295)
Offset (Note 28)					(66,478)			66,478
At 31 Dec 2024	19,752,646	90,604	263,263	1,387	198,172	(262,291)	(1,269)	(197,082)

Foreign exchange	6,601,151	1,799	68,197	62	68,259	(66,691)	(17)	(66,708)
Interest rate	9,113,678	75,080	154,860	856	155,716	(151,077)	(1,116)	(152,193)
Equities	543,083	—	11,503	—	11,503	(13,937)	—	(13,937)
Credit	115,062	—	1,099	—	1,099	(1,356)	—	(1,356)
Commodity and other	76,435	—	1,584	—	1,584	(1,325)	—	(1,325)
Offset (Note 28)					(64,045)			64,045
At 31 Dec 2023	16,449,409	76,879	237,243	918	174,116	(234,386)	(1,133)	(171,474)

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

160	HSBC Bank plc

Unamortised balance of derivatives valued using models with unobservable inputs
	2024	2023
	£m	£m
Unamortised balance at 1 Jan	54	64
Deferral on new transactions	98	103
Recognised in the income statement during the year:	(93)	(113)
– amortisation	(53)	(60)
– subsequent to unobservable inputs becoming observable	(15)	(6)
– maturity, termination or offsetting derivative	(25)	(47)
– risk hedged	—	—
Exchange differences and other	(1)	—
Unamortised balance at 31 Dec[1]	58	54
1This amount is yet to be recognised in the consolidated income statement.
Hedge accounting derivatives
The group applies hedge accounting to manage the following risks: interest rate and foreign exchange. The Report of the Directors – Risk presents more details on how these risks arise and how they are managed by the group.
Hedged risk components
HSBC designates a portion of cash flows of a financial instrument or a group of financial instruments for a specific interest rate or foreign currency risk component in a fair value or cash flow hedge. The designated risks and portions are either contractually specified or otherwise separately identifiable components of the financial instrument that are reliably measurable. Risk-free or benchmark interest rates generally are regarded as being both separately identifiable and reliably measurable, except for the Interest Rate Benchmark Reform Phase 2 transition where HSBC designates Alternative Benchmark Rates as the hedged risk which may not have been separately identifiable upon initial designation, provided HSBC reasonably expects it will meet the requirement within 24 months from the first designation date. The designated risk component accounts for a significant portion of the overall changes in fair value or cash flows of the hedged item(s).
Fair value hedges
The group enters into fixed-for-floating-interest-rate swaps to manage the exposure to changes in fair value due to movements in market interest rates on certain fixed rate financial instruments which are not measured at fair value through profit or loss, including debt securities held and issued.

Hedging instrument by hedged risk
	Hedging instrument
		Carrying amount
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation	Change in fair value[2]
Hedged risk	£m	£m	£m		£m
Interest rate[3]	34,493	1,196	(1,249)	Derivatives	208
At 31 Dec 2024	34,493	1,196	(1,249)		208

Interest rate[3]	32,750	849	(1,078)	Derivatives	(359)
At 31 Dec 2023	32,750	849	(1,078)		(359)
1    The notional contract amounts of derivatives designated in qualifying hedge accounting relationships indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.
2    Used in effectiveness testing; comprising the full fair value change of the hedging instrument not excluding any component.
3    The hedged risk ‘interest rate’ includes inflation risk.

Hedged item by hedged risk
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[2]			Change in fair value[1]	Recognised in profit and loss	Profit and loss presentation
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m	£m		£m	£m
Interest rate[3]	24,848	—	(224)	—	Financial assets at fair value through other comprehensive income	(81)	15	Net income from financial instruments held for trading or managed on a fair value basis
	412	—	(7)	—	Loans and advances to customers	12
	—	—	—	—	Reverse Repos	—
	—	333	—	12	Debt securities in issue	2
	—	7,383	—	(392)	Subordinated liabilities and deposits by banks[4]	(126)
At 31 Dec 2024	25,260	7,716	(231)	(380)		(193)	15

HSBC Bank plc	161

Notes on the financial statements

Hedged item by hedged risk (continued)
	Hedged item						Ineffectiveness
	Carrying amount		Accumulated fair value hedge adjustments included in carrying amount[2]			Change in fair value[1]	Recognised in profit and loss	Profit and loss presentation
	Assets	Liabilities	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m	£m		£m	£m
Interest rate[3]	22,540	—	(179)	—	Financial assets at fair value through other comprehensive income	672	21	Net income from financial instruments held for trading or managed on a fair value basis
	650	—	(17)	—	Loans and advances to customers	19
	—	—	—	—	Reverse Repos	12
	—	1,320	—	(155)	Debt securities in issue	(51)
	—	6,414	—	(369)	Subordinated liabilities and deposits by banks[4]	(272)
At 31 Dec 2023	23,190	7,734	(196)	(524)		380	21
1    Used in effectiveness assessment; comprising amount attributable to the designated hedged risk that can be a risk component.
2    The accumulated amounts of fair value adjustments remaining in the statement of financial position for hedged items that have ceased to be adjusted for hedging gains and losses were £(15)m (2023: £(3)m) for 'Financial assets at fair value through other comprehensive income', is nil (2023: nil) for 'Deposits by banks',£(54)m (2023: nil) for 'Subordinated liabilities' and £7m (2023: £7m) for 'Debt securities in issue'.
3    The hedged risk ‘interest rate’ includes inflation risk.
4    The notional amount of non-dynamic fair value hedges was £6,574m (2023: £6,755m) of which the weighted-average maturity is June 2026 and the weighted average swap rate is 0.39% (2023: 0.39%). £6,574m (2023: £6,755m) of these hedges are internal to HSBC Group and composed by internal funding between HSBC Holdings and the group.
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

Hedging instrument by hedged risk[4]
	Hedging instrument					Hedged item	Ineffectiveness
		Carrying amount			Change in fair value[2]	Change in fair value[3]	Recognised in profit and loss	Profit and loss presentation
	Notional amount[1]	Assets	Liabilities	Balance sheet presentation
Hedged risk	£m	£m	£m		£m	£m	£m
Foreign exchange	2,450	164	(15)	Derivatives	177	177	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	53,661	27	(5)		(566)	(573)	7
At 31 Dec 2024	56,111	191	(20)		(389)	(396)	7

Foreign exchange	1,799	62	(17)	Derivatives	109	109	—	Net income from financial instruments held for trading or managed on a fair value basis
Interest rate	42,332	7	(38)		522	505	17
At 31 Dec 2023	44,131	69	(55)		631	614	17
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

162	HSBC Bank plc

Reconciliation of equity and analysis of other comprehensive income by risk type
	Interest rate	Foreign exchange
	£m	£m
Cash flow hedging reserve at 1 Jan 2024	(305)	(25)
Fair value (losses)/gains	(573)	177
Fair value losses/(gains) reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	695	(159)
Income taxes	(39)	—
Other	2	—
Cash flow hedging reserve at 31 Dec 2024	(220)	(7)

Cash flow hedging reserve at 1 Jan 2023	(901)	(49)
Fair value gains	505	109
Fair value losses/(gains) reclassified from cash flow hedge reserve to income statement in respect of:
– hedged items that have affected profit or loss	382	(83)
Income taxes	(252)	—
Other	(39)	(2)
Cash flow hedging reserve at 31 Dec 2023	(305)	(25)

15    Financial investments

Carrying amount of financial investments
	2024	2023
	£m	£m
Financial investments measured at fair value through other comprehensive income	39,990	37,507
– treasury and other eligible bills	3,826	1,469
– debt securities	35,709	35,618
– equity securities	118	80
– other instruments[1]	337	340
Debt instruments measured at amortised cost	12,226	8,861
– treasury and other eligible bills	—	723
– debt securities	12,226	8,138
At 31 Dec	52,216	46,368
1    'Other instruments’ are comprised of loans and advances.

Equity instruments measured at fair value through other comprehensive income
	Instruments held at year end
	Fair value	Dividends recognised
Type of equity instruments	£m	£m
Business facilitation	64	1
Investments required by central institutions	13	—
Others	41	1
At 31 Dec 2024	118	2

Business facilitation	68	1
Investments required by central institutions	12	—
Others	—	—
At 31 Dec 2023	80	1

16    Assets pledged, collateral received and assets transferred
Assets pledged1

Financial assets pledged as collateral
	2024	2023
	£m	£m
Treasury bills and other eligible securities	1,269	1,252
Loans and advances to banks	5,500	3,800
Loans and advances to customers	1,753	3,861
Debt securities	17,723	21,060
Equity securities	42,189	27,610
Cash collateral	41,179	39,266
Other	805	228
Assets pledged at 31 Dec	110,418	97,077

HSBC Bank plc	163

Notes on the financial statements

Financial assets pledged as collateral which the counterparty has the right to sell or repledge
	2024	2023
	£m	£m
Trading assets	56,664	44,072
Financial investments	2,120	2,606
At 31 Dec	58,784	46,678

Assets pledged as collateral include all assets categorised as encumbered in the disclosure except for assets held for sale.
The value of assets pledged to secure liabilities may be greater than the book value of assets utilised as collateral. For example, in the case of securitisations and covered bonds, the amount of liabilities issued, plus mandatory over-collateralisation, is less than the book value of the pool of assets available for use as collateral. This is also the case where assets are placed with a custodian or a settlement agent that has a floating charge over all the assets placed to secure any liabilities under settlement accounts.
These transactions are conducted under terms that are usual and customary to collateralised transactions including, where relevant, standard securities lending and borrowing, repurchase agreements and derivative margining. The group places both cash and non-cash collateral in relation to derivative transactions.
Collateral received1
The fair value of assets accepted as collateral, relating primarily to standard securities lending, reverse repurchase agreements and derivative margining, that the group is permitted to sell or repledge in the absence of default was £229,236m (2023: £224,836m). The fair value of any such collateral sold or repledged was £172,606m (2023: £175,100m).
The group is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements and derivative margining.
Assets transferred1
The assets pledged include transfers to third parties that do not qualify for derecognition, including secured borrowings such as debt securities held by counterparties as collateral under repurchase agreements and equity securities lent under securities lending agreements, as well as swaps of equity and debt securities. For secured borrowings, the transferred asset collateral continues to be recognised in full and a related liability, reflecting the group’s obligation to repurchase the assets for a fixed price at a future date, is also recognised on the balance sheet.
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
	Transferred assets	Associated liabilities
	£m	£m
At 31 Dec 2024
Repurchase agreements	14,206	13,992
Securities lending agreements	44,578	5,150

At 31 Dec 2023
Repurchase agreements	16,215	16,114
Securities lending agreements	30,463	3,707
1    Exclude assets classified as held for sale.

17    Interests in associates and joint ventures
Principal associates of the group
Business Growth Fund Group plc (‘BGF’) is a principal associate of the group. BGF is an independent company, established in 2011 to provide investment to growing small to medium-sized British businesses. BGF is backed by five of the UK’s main banking groups: Barclays, HSBC, Lloyds, RBS and Standard Chartered. At 31 Dec 2024, the group had a 24.62% interest in the equity capital of BGF. Share of Profit/(loss) in BGF is £27m (2023: £(6)m; 2022: £(22)m) and carrying amount of interest in BGF is £678m (2023: £652m; 2022: £673m).
Interests in joint ventures
A list of all associates is set out on page 185.

164	HSBC Bank plc

18    Investments in subsidiaries

Main subsidiaries of HSBC Bank plc[1]
	At 31 Dec 2024
	Country of incorporation or registration	HSBC Bank plc’s interest in equity capital	Share class
		%
HSBC Investment Bank Holdings Limited	England and Wales	100.00	£1 Ordinary
HSBC Life (UK) Limited	England and Wales	100.00	£1 Ordinary
HSBC Private Bank (Suisse) SA2	Switzerland	100.00	CHF1000 Ordinary
HSBC Bank Bermuda Limited	Bermuda	100.00	BM$1 Ordinary
HSBC Continental Europe	France	99.99	€5 Actions
HSBC Assurances Vie (France)	France	99.99	€287.5 Actions
HSBC Bank Malta p.l.c	Malta	70.03	€0.3 Ordinary
1    Main subsidiaries are either held directly or indirectly via intermediate holding companies. There have been no material changes in HSBC’s shareholding for its main existing subsidiaries since 2023.
2    During 2024, HSBC Bank plc acquired HSBC Private Bank (Suisse) SA ('PBRS') from HSBC Private Banking Holdings (Suisse) SA ('PBSU').
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
Consolidated structured entities

Total assets of the group’s consolidated structured entities, split by entity type
	Conduits	Securitisations	HSBC managed funds	Other	Total
	£m	£m	£m	£m	£m
At 31 Dec 2024	1,882	168	4,159	248	6,457
At 31 Dec 2023	2,809	180	4,272	398	7,659
Conduits
The group has established and manages two types of conduits: securities investment conduits (‘SICs’) and multi-seller conduits.
Securities investment conduits
The SICs purchase highly rated ABSs to facilitate tailored investment opportunities.
At 31 December 2024, Solitaire, the group's principal SIC held £0.6bn of ABSs (2023: £0.8bn). It is currently funded entirely by commercial paper (‘CP’) issued to the group. At 31 December 2024, the group held £0.8bn of CP (2023: £1.0bn).
Multi-seller conduits
The group's multi-seller conduit was established to provide access to flexible market-based sources of finance for its clients. Currently, the group bears risk equal to transaction-specific facility offered to the multi-seller conduits, amounting to £3.0bn at 31 December 2024 (2023:£4.2bn). First loss protection is provided by the originator of the assets, and not by the group, through transaction-specific credit enhancements. A layer of loss protection is provided by the group in the form of programme-wide enhancement facilities.
Securitisations
The group uses structured entities to securitise customer loans and advances it originates in order to diversify its sources of funding for asset origination and capital efficiency purposes. The loans and advances are transferred by HSBC to the structured entities for cash or synthetically, and the structured entities issue debt securities to investors. Where synthetic securitisations are used, the credit risk associated with the loan portfolio of assets is transferred to the structured entities through loan portfolio financial guarantees.
HSBC managed funds
The group together with other HSBC entities has established a number of money market and non-money market funds. Where it is deemed to be acting as principal rather than agent in its role as investment manager, the group controls these funds.

HSBC Bank plc	165

Notes on the financial statements

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

Nature and risks associated with the group’s interests in unconsolidated structured entities
	Securitisations	HSBC managed funds	Non-HSBC managed funds	Other	Total
Total asset values of the entities (£m)
0 – 400	1	128	934	11	1,074
400 – 1,500	—	39	711	1	751
1,500 – 4,000	—	17	264	—	281
4,000 – 20,000	—	17	119	—	136
20,000+	—	1	14	—	15
Number of entities at 31 Dec 2024	1	202	2,042	12	2,257

	£m	£m	£m	£m	£m
Total assets in relation to the group's interests in the unconsolidated structured entities	43	6,159	3,810	721	10,733
– trading assets	—	1	38	—	39
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	2,942	1,514	—	4,456
– loans and advances to customers	43	—	547	311	901
– financial investments	—	5	—	—	5
– assets held for sale	—	3,211	1,711	—	4,922
– other assets	—	—	—	410	410
Total liabilities in relation to the group’s interests in the unconsolidated structured entities	—	6	—	—	6
Other off-balance sheet commitments	13	—	556	—	569
The group's maximum exposure at 31 Dec 2024	56	6,153	4,366	721	11,296

Total asset values of the entities (£m)
0 – 400	1	154	977	13	1,145
400 – 1,500	1	50	874	1	926
1,500 – 4,000	—	34	329	—	363
4,000 – 20,000	—	20	149	—	169
20,000+	—	1	8	—	9
Number of entities at 31 Dec 2023	2	259	2,337	14	2,612

	£m	£m	£m	£m	£m
Total assets in relation to the group’s interests in the unconsolidated structured entities	128	5,808	3,793	878	10,607
– trading assets	—	1	10	—	11
– financial assets designated and otherwise mandatorily measured at fair value through profit or loss	—	5,802	3,296	—	9,098
– loans and advances to customers	128	—	487	471	1,086
– financial investments	—	5	—	—	5
– assets held for sale	—	—	—	—	—
– other assets	—	—	—	407	407
Total liabilities in relation to the group‘s interests in the unconsolidated structured entities	—	5	—	—	5
Other off-balance sheet commitments	27	—	514	—	541
The group's maximum exposure at 31 Dec 2023	155	5,803	4,307	878	11,143

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
The maximum exposure to loss is stated gross of the effects of hedging and collateral arrangements that HSBC has entered into in order to mitigate the group‘s exposure to loss.

166	HSBC Bank plc

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
Group sponsored structured entities
The amount of assets transferred to and income received from such sponsored entities during 2024 and 2023 was not significant.

20    Goodwill and intangible assets

	2024	2023
	£m	£m
Goodwill	—	—
Other intangible assets[1]	303	203
At 31 Dec	303	203
1    Included within the group's other intangible assets is internally generated software with a net carrying amount of £296m (2023: £198m). During 2024, capitalisation of internally generated software was £145m (2023: £120m), impairment was £4m (2023: impairment reversal of £(78)m) and amortisation was £71m (2023: £91m).

21    Prepayments, accrued income and other assets

	2024	2023
	£m	£m
Cash collateral and margin receivables	41,027	39,125
Settlement accounts and Items in the course of collection from other banks	4,680	15,142
Bullion	5,612	4,393
Prepayments and accrued income	2,426	2,521
Property, plant and equipment	176	819
Right-of-use assets	146	167
Employee benefit assets (Note 5)	74	51
Other accounts	2,809	3,531
At 31 Dec	56,950	65,749
Prepayments, accrued income and other assets include £50,003m (2023: £59,095m) of financial assets, the majority of which are measured at amortised cost.

22    Trading liabilities

	2024	2023
	£m	£m
Deposits by banks[1]	8,529	5,313
Customer accounts[1]	6,531	4,955
Other debt securities in issue	59	21
Other liabilities – net short positions in securities	27,514	31,987
At 31 Dec	42,633	42,276
1'Deposits by banks' and 'Customer accounts' include repos, stock lending and other amounts.

HSBC Bank plc	167

Notes on the financial statements

23    Financial liabilities designated at fair value

	2024	2023
	£m	£m
Deposits by banks and customer accounts	5,127	5,555
Liabilities to customers under investment contracts	1,078	1,002
Debt securities in issue	30,432	25,194
Subordinated liabilities (Note 26)	806	794
At 31 Dec	37,443	32,545

The carrying amount of financial liabilities designated at fair value was £3,111m less than the contractual amount at maturity (2023: £2,407m lower). The cumulative amount of change in fair value attributable to changes in credit risk was a gain of £70m (2023: gain of £151m).

24    Accruals, deferred income and other liabilities

	2024	2023
	£m	£m
Cash collateral and margin payables	39,676	43,305
Settlement accounts and Items in the course of transmission to other banks	4,893	11,905
Accruals and deferred income	2,662	2,603
Amount due to investors in funds consolidated by the group	—	1,158
Lease liabilities	196	227
Employee benefit liabilities (Note 5)	172	117
Reinsurance contract liabilities	39	33
Share-based payment liability to HSBC Holdings	118	107
Endorsements and acceptances	69	236
Other liabilities	2,659	2,869
At 31 Dec	50,484	62,560
For the group, accruals, deferred income and other liabilities include £49,767m (2023: £61,921m), of financial liabilities, the majority of which are measured at amortised cost.

25    Provisions

	Restructuring costs	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	£m	£m	£m	£m	£m
Provisions (excluding contractual commitments)
At 1 Jan 2024	76	104	9	118	307
Additions	8	46	3	37	94
Amounts utilised	(41)	(94)	(3)	(46)	(184)
Unused amounts reversed	(19)	(7)	(2)	(26)	(54)
Exchange and other movements	3	1	—	24	28
At 31 Dec 2024	27	50	7	107	191
Contractual commitments[1]
At 1 Jan 2024					83
Net change in expected credit loss provision and other movements					1
At 31 Dec 2024					84
Total Provisions
At 31 Dec 2023					390
At 31 Dec 2024					275

Provisions (excluding contractual commitments)
At 1 Jan 2023	126	77	13	103	319
Additions	27	99	3	62	191
Amounts utilised	(43)	(54)	(3)	(25)	(125)
Unused amounts reversed	(28)	(16)	(3)	(29)	(76)
Exchange and other movements	(6)	(2)	(1)	7	(2)
At 31 Dec 2023	76	104	9	118	307
Contractual commitments[1]
At 1 Jan 2023					105
Net change in expected credit loss provision and other movements					(22)
At 31 Dec 2023					83
Total Provisions
At 31 Dec 2022					424
At 31 Dec 2023					390
1    The contractual commitments provision includes off-balance sheet loan commitments and guarantees, for which expected credit losses are provided under IFRS9. Further analysis of the movement in the expected credit loss is disclosed within the 'Reconciliation of changes in gross carrying/nominal amount and allowances for loans and advances to banks and customers including loan commitments and financial guarantees' table on page 65.

168	HSBC Bank plc

Customer remediation
Customer remediation refers to HSBC’s activities to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.
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

26    Subordinated liabilities

Subordinated liabilities
	2024	2023
	£m	£m
At amortised cost	16,908	14,920
– subordinated liabilities	16,208	14,220
– preferred securities	700	700
Designated at fair value (Note 23)	806	794
– subordinated liabilities	806	794
At 31 Dec	17,714	15,714
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

HSBC Bank plc	169

Notes on the financial statements

Subordinated liabilities of the group
		Carrying amount
		2024	2023
		£m	£m
Additional tier 1 instruments guaranteed by the bank
£700m	HSBC Bank plc 5.844% Non-cumulative Step-up Perpetual Preferred Securities due 2048[1,5,6]	583	605
Tier 2 instruments
€1,500m	HSBC Bank plc Floating Rate Subordinated Loan due 2032	1,239	1,299
$300m	HSBC Bank plc 7.65% Subordinated Notes due 2025[2]	142	136
$750m	HSBC Bank plc 4.19% Subordinated Loan due 2027	589	571
£200m	HSBC Bank plc Floating Rate Subordinated Loan due 2028	200	200
€300m	HSBC Bank plc Floating Rate Subordinated Loan due 2028[7]	—	261
€260m	HSBC Continental Europe Floating Rate Subordinated Loan due 2029[7]	—	226
£350m	HSBC Bank plc 5.375% Callable Subordinated Step-up Notes due 2030[3,4,6]	61	61
$2,000m	HSBC Bank plc 1.625% Subordinated Loan due 2031	1,532	1,462
€2,000m	HSBC Bank plc 0.375% Subordinated Loan due 2031	1,605	1,627
€2,000m	HSBC Bank plc 0.375% Subordinated Loan due 2031	1,605	1,627
€1,250m	HSBC Bank plc 0.25% Subordinated Loan due 2031	1,003	1,017
£500m	HSBC Bank plc 5.375% Subordinated Notes due 2033[3]	156	162
£225m	HSBC Bank plc 6.25% Subordinated Notes due 2041[3]	46	50
£600m	HSBC Bank plc 4.75% Subordinated Notes due 2046[3]	165	191
$1,250m	HSBC Bank plc floating Subordinated Loan due 2028	995	978
$1,100m	HSBC Bank plc floating Subordinated Loan due 2033	875	860
€400m	HSBC Bank plc floating Subordinated Loan due 2028	335	353
€400m	HSBC Bank plc floating Subordinated Loan due 2029	335	353
€500m	HSBC Bank plc floating Subordinated Loan due 2028	413	433
€500m	HSBC Bank plc floating Subordinated Loan due 2029	413	433
€500m	HSBC Bank plc floating Subordinated Loan due 2029	413	433
€85m	HSBC Bank plc 5.15% Subordinated Notes due 2043	70	74
€800m	HSBC Bank plc 6.79% Subordinated Loan due 2030	660	693
€65m	HSBC Bank plc 5.24% Subordinated Notes due 2043	54	56
$800m	HSBC Bank plc floating Subordinated Loan due 2029	647	651
€200m	HSBC Bank plc floating Subordinated Loan due 2034	165	173
€800m	HSBC Bank plc floating Subordinated Loan due 2030	660	693
€300m	HSBC Bank plc floating Subordinated Loan due 2035	247	—
€400m	HSBC Bank plc floating Subordinated Loan due 2035	330	—
€500m	HSBC Bank plc floating Subordinated Loan due 2031	412	—
€800m	HSBC Bank plc floating Subordinated Loan due 2031	660	—
€500m	HSBC Bank plc floating Subordinated Loan due 2036	412	—
€400m	HSBC Bank plc floating Subordinated Loan due 2033	330	—
€400m	HSBC Bank plc floating Subordinated Loan due 2032	330	—
Other Tier 2 instruments each less than £100m		32	36
At 31 Dec		17,714	15,714

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
5    See paragraph below, ‘Guaranteed by HSBC Bank plc’.
6    These securities are ineligible for inclusion in the capital base of the group.
7    Redeemed in 2024.

170	HSBC Bank plc

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
As at 31 December 2024, the preferred securities guaranteed by HSBC Bank plc are intended to provide investors with rights to income and capital distributions, as well as distributions upon liquidation of the issuer that are equivalent to the rights that they would have had if they had purchased non-cumulative perpetual preference shares of the issuer. There are limitations on the payment of distributions if such payments are prohibited under UK banking regulations or other requirements, if a payment would cause a breach of the bank's capital adequacy requirements, or if the bank has insufficient distributable reserves (as defined).
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

Cash flows payable under financial liabilities by remaining contractual maturities
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	22,218	1,144	2,510	537	316	26,725
Customer accounts	212,491	19,021	10,965	654	89	243,220
Repurchase agreements – non-trading	36,469	2,542	1,001	859	—	40,871
Trading liabilities	42,633	—	—	—	—	42,633
Financial liabilities designated at fair value	10,719	2,074	4,977	15,915	8,266	41,951
Derivatives	195,839	83	140	509	1,309	197,880
Debt securities in issue	3,630	3,662	10,563	2,040	886	20,781
Subordinated liabilities	28	160	622	7,839	13,916	22,565
Other financial liabilities[1]	47,159	277	563	140	35	48,174
	571,186	28,963	31,341	28,493	24,817	684,800
Loan and other credit-related commitments	128,007	—	—	—	—	128,007
Financial guarantees[2]	2,876	—	—	—	—	2,876
At 31 Dec 2024	702,069	28,963	31,341	28,493	24,817	815,683

HSBC Bank plc	171

Notes on the financial statements

Cash flows payable under financial liabilities by remaining contractual maturities (continued)
	Due not more than 1 month	Due over 1 month but not more than 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	19,626	2,028	453	700	269	23,076
Customer accounts	197,730	14,148	10,649	671	81	223,279
Repurchase agreements – non-trading	42,743	7,801	1,761	1,686	—	53,991
Trading liabilities	42,276	—	—	—	—	42,276
Financial liabilities designated at fair value	12,107	1,183	8,003	7,589	6,862	35,744
Derivatives	170,391	127	326	798	1,198	172,840
Debt securities in issue	3,305	2,266	6,014	1,939	1,360	14,884
Subordinated liabilities	31	157	397	6,478	13,122	20,185
Other financial liabilities[1]	57,982	292	691	159	1,220	60,344
	546,191	28,002	28,294	20,020	24,112	646,619
Loan and other credit-related commitments	131,829	—	—	—	—	131,829
Financial guarantees[2]	2,401	—	—	—	—	2,401
At 31 Dec 2023	680,421	28,002	28,294	20,020	24,112	780,849
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

Maturity analysis of financial assets and financial liabilities
	2024			2023
	Due within 1 year	Due after more than 1 year	Total	Due within 1 year	Due after more than 1 year	Total
	£m	£m	£m	£m	£m	£m
Assets
Financial assets designated or otherwise mandatorily measured at fair value	3,695	5,722	9,417	2,973	16,095	19,068
Loans and advances to banks	13,859	662	14,521	14,037	334	14,371
Loans and advances to customers	41,064	41,602	82,666	34,876	40,615	75,491
Reverse repurchase agreement – non-trading	52,190	1,422	53,612	71,676	1,818	73,494
Financial investments	10,549	41,667	52,216	7,481	38,887	46,368
Other financial assets	49,500	503	50,003	58,807	288	59,095
Assets held for sale	3,356	18,250	21,606	10,182	10,186	20,368
At 31 Dec	174,213	109,828	284,041	200,032	108,223	308,255
Liabilities
Deposits by banks	25,750	765	26,515	22,069	874	22,943
Customer accounts	241,587	716	242,303	222,215	726	222,941
Repurchase agreements – non-trading	39,627	757	40,384	51,848	1,568	53,416
Financial liabilities designated at fair value	17,563	19,880	37,443	21,163	11,382	32,545
Debt securities in issue	17,628	1,833	19,461	11,439	2,004	13,443
Other financial liabilities	49,482	285	49,767	60,549	1,372	61,921
Subordinated liabilities	155	16,753	16,908	—	14,920	14,920
Liabilities of disposal groups held for sale	4,552	18,558	23,110	17,590	3,094	20,684
At 31 Dec	396,344	59,547	455,891	406,873	35,940	442,813

172	HSBC Bank plc

28    Offsetting of financial assets and financial liabilities
In the offsetting of financial assets and financial liabilities, the net amount is reported in the balance sheet when the offset criteria are met. This is achieved when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.
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

	Amounts subject to enforceable netting arrangements						Amounts not subject to enforceable netting arrangements[4]	Total
				Amounts not set off in the balance sheet
	Gross amounts	Amounts offset	Net amounts in the balance sheet	Financial instruments, including non-cash collateral	Cash collateral	Net amount
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Derivatives (Note 14)[1]	260,807	(66,478)	194,329	(177,527)	(16,137)	665	3,843	198,172
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	13,994	(635)	13,359	(13,360)	—	(1)	390	13,749
– non-trading assets	117,236	(67,320)	49,916	(49,019)	(178)	719	3,696	53,612
Loans and advances to customers[2]	21,359	(11,119)	10,240	(8,897)	—	1,343	3	10,243
At 31 Dec 2024	413,396	(145,552)	267,844	(248,803)	(16,315)	2,726	7,932	275,776

Derivatives (Note 14)[1]	237,360	(64,045)	173,315	(155,398)	(17,674)	243	801	174,116
Reverse repos, stock borrowing and similar agreements classified as:
– trading assets	17,454	(473)	16,981	(16,981)	—	—	243	17,224
– non-trading assets	129,243	(58,972)	70,271	(70,204)	(62)	5	3,223	73,494
Loans and advances to customers[2]	20,950	(10,473)	10,477	(9,321)	—	1,156	1	10,478
At 31 Dec 2023	405,007	(133,963)	271,044	(251,904)	(17,736)	1,404	4,268	275,312

Financial liabilities
Derivatives (Note 14)[1]	260,721	(66,478)	194,243	(172,425)	(21,461)	357	2,839	197,082
Repos, stock lending and similar agreements classified as:
– trading liabilities	15,283	(252)	15,031	(15,032)	—	(1)	5	15,036
– non-trading liabilities	108,006	(67,702)	40,304	(40,015)	(124)	165	80	40,384
Customer accounts[3]	25,259	(11,119)	14,140	(8,897)	—	5,243	8	14,148
At 31 Dec 2024	409,269	(145,551)	263,718	(236,369)	(21,585)	5,764	2,932	266,650

Derivatives (Note 14)[1]	234,304	(64,045)	170,259	(155,148)	(14,337)	774	1,215	171,474
Repos, stock lending and similar agreements classified as:
– trading liabilities	10,249	(135)	10,114	(10,112)	—	2	5	10,119
– non-trading liabilities	112,726	(59,310)	53,416	(52,878)	(539)	(1)	—	53,416
Customer accounts[3]	26,395	(10,473)	15,922	(9,321)	—	6,601	6	15,928
At 31 Dec 2023	383,674	(133,963)	249,711	(227,459)	(14,876)	7,376	1,226	250,937
1    At 31 Dec 2024, the amount of cash margin received that had been offset against the gross derivatives assets was £2,279m (2023: £1,508m). The amount of cash margin paid that had been offset against the gross derivatives liabilities was £1,663m (2023: £4,296m).
2    At 31 Dec 2024, the total amount of 'Loans and advances to customers' recognised on the balance sheet was £82,666m (2023: £75,491m) of which £10,240m (2023: £10,477m) was subject to offsetting.
3    At 31 Dec 2024, the total amount of 'Customer accounts' recognised on the balance sheet was £242,303m (2023: £222,941m) of which £14,140m (2023: £15,922m) was subject to offsetting.
4    These exposures continue to be secured by financial collateral, but we may not have sought or been able to obtain a legal opinion evidencing enforceability of the right of offset.

HSBC Bank plc	173

Notes on the financial statements

29    Called up share capital and other equity instruments
Issued and fully paid

HSBC Bank plc £1.00 ordinary shares
	2024		2023
	Number	£m	Number	£m
At 1 Jan	796,969,113	797	796,969,112	797
At 31 Dec	796,969,115	797	796,969,113	797

HSBC Bank plc share premium
	2024[1]	2023
	£m	£m
At 31 Dec	3,582	1,004
1    Increase relates to share premium on issuance of 2 ordinary shares (£1/ per share) to HSBC Holdings plc ('HGHQ').

Total called up share capital and share premium
	2024	2023
	£m	£m
At 31 Dec	4,379	1,801

HSBC Bank plc US$0.01 non-cumulative third dollar preference shares preferred ordinary shares
	2024		2023
	Number	£000	Number	£000
At 1 Jan and 31 Dec	35,000,000	172	35,000,000	172
The bank has no obligation to redeem the preference shares but may redeem them in part or in whole at any time, subject to prior notification to the PRA. Dividends on the preference shares in issue are paid annually at the sole and absolute discretion of the Board of Directors. The Board of Directors will not declare a dividend on the preference shares in issue if (i) payment of the dividend would cause a breach of the capital adequacy requirements of the bank (or its subsidiary undertakings) under applicable laws or regulations or (ii) the distributable profits of the bank are insufficient to enable the payment in full or in part (as applicable) of the dividends on the preference shares in issue. If either the solo or consolidated Common Equity Tier 1 Capital Ratio of the bank as of any date falls below 7.00% (a so-called 'right conversion event'), the rights attaching to the preference shares shall be altered irrevocably and permanently such that they have the same rights attaching to them as ordinary shares. Holders of the preference shares in issue will be able to attend any general meetings of shareholders of the bank and to vote on any resolution proposed to vary or abrogate any of the rights attaching to the preference shares or any resolution proposed to reduce the paid up capital of the preference shares. If the dividend payable on the preference shares in issue has not been paid in full for the most recent dividend period, if a rights conversion event has occurred or if any resolution is proposed for the winding-up of the bank or the sale of its entire business then, in such circumstances, holders of preference shares will be entitled to vote on all matters put to general meetings. In the case of unpaid dividends, the holders of preference shares in issue will be entitled to attend and vote at any general meetings until such time as dividends on the preference shares for the most recent dividend period have been paid in full, or a sum set aside for such payment in full, in respect of one dividend period. All shares in issue are fully paid.
Other equity instruments

HSBC Bank plc additional tier 1 instruments
		First call date	2024	2023
			£m	£m
€1,900m	5.950% Undated Subordinated Resettable Additional Tier 1 instrument issued 2015[1]	Dec 2020	1,388	1,388
€235m	5.650% Undated Subordinated Resettable Additional Tier 1 instrument issued 2016[1]	Jan 2022	197	197
€300m	3.813% Undated Subordinated Resettable Additional Tier 1 instrument issued 2018[1]	Mar 2023	263	263
£555m	5.063% Undated Subordinated Resettable Additional Tier 1 instrument issued 2018[1]	Mar 2023	555	555
£500m	4.750% Undated Subordinated Resettable Additional Tier 1 instrument issued 2019[1]	Nov 2024	500	500
€250m	3.500% Undated Subordinated Resettable Additional Tier 1 instrument issued 2019[3]	Nov 2024	—	213
£431m	4.551% Undated Subordinated Resettable Additional Tier 1 instrument issued 2019[1]	Dec 2024	431	431
€200m	5.039% Undated Subordinated Resettable Additional Tier 1 instrument issued 2019[1]	Jan 2025	175	175
€250m	FRN Undated Subordinated Floating Rate Additional Tier 1 instrument issued 2022[1,2]	Mar 2027	208	208
€250m	5.625% Undated Subordinated Resettable Additional Tier 1 instrument issued 2024[4]	Dec 2029	204	—
At 31 Dec			3,921	3,930
1    Securities are contractually callable on any interest payment date after the first call date. Interest rates on resettable securities reset every five years if not called.
2    Interest is floating, based on 3 month EURIBOR + 4.060%.
3    This security was called and redeemed in 2024.
4    This security is contractually callable on any interest rate reset date which occurs every five years.
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

174	HSBC Bank plc

The instruments are undated and are repayable, at the option of the bank, in whole at the first call date, or (as applicable) on any Interest Payment Date after the first call date or on any interest rate reset date thereafter. In addition, the instruments are repayable at the option of the bank in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA. These instruments rank pari passu with the bank’s most senior class or classes of issued preference shares and therefore ahead of ordinary shares. These instruments will be written down in whole, together with any accrued but unpaid interest if either the group’s solo or consolidated Common Equity Tier 1 Capital Ratio falls below 7.00%.

30    Contingent liabilities, contractual commitments, guarantees and contingent assets

	2024	2023
	£m	£m
Guarantees and other contingent liabilities:
– financial guarantees	2,876	2,401
– performance and other guarantees	19,464	19,548
– other contingent liabilities[1]	18	268
At 31 Dec	22,358	22,217
Commitments:[2]
– documentary credits and short-term trade-related transactions	1,588	1,919
– forward asset purchases and forward deposits placed	32,672	38,704
– standby facilities, credit lines and other commitments to lend	93,746	91,206
At 31 Dec	128,006	131,829
1    Other contingent liabilities for period ended 31 December 2023 includes £262m related to UK VAT. See ‘UK branches of HSBC overseas entities’ below.
2    Includes £121,764m of commitments (2023: £125,616m), to which the impairment requirements in IFRS 9 are applied where the group has become party to an irrevocable commitment.
The above table discloses the nominal principal amounts of off-balance sheet liabilities and commitments, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.
Contingent liabilities arising from legal proceedings, regulatory and other matters against group companies are disclosed in Note 32.
UK branches of HSBC overseas entities
In December 2017, HM Revenue & Customs (‘HMRC’) challenged the VAT status of certain UK branches of HSBC overseas entities. HMRC has also issued notices of assessment covering the period from 1 October 2013 to 31 December 2017 totalling £262m, with interest to be determined. In Q1 2019, HMRC reaffirmed its assessment that the UK branches are ineligible to be members of the UK VAT group and, consequently, HSBC paid HMRC the sum of £262m and filed appeals. Since January 2018, HSBC’s returns have been prepared on the basis that the UK branches are not in the UK VAT group. In July 2024, a resolution to these appeals was agreed with HMRC, which did not have a material financial impact on HSBC Bank plc.
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
Guarantees

	2024		2023
	In favour of third parties	By the group in favour of other HSBC Group entities	In favour of third parties	By the group in favour of other HSBC Group entities
	£m	£m	£m	£m
Financial guarantees[1]	2,413	463	1,981	420
Performance and other guarantees	17,675	1,789	17,432	2,116
Total	20,088	2,252	19,413	2,536
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

HSBC Bank plc	175

Notes on the financial statements

31    Finance lease receivables
The group leases a variety of assets to third parties under finance leases, including transport assets (such as aircraft), property and general plant and machinery. At the end of lease terms, assets may be sold to third parties or leased for further terms. Rentals are calculated to recover the cost of assets less their residual value, and earn finance income.

	2024			2023
	Total future minimum payments	Unearned finance income	Present value	Total future minimum payments	Unearned finance income	Present Value
	£m	£m	£m	£m	£m	£m
Lease receivables:
No later than one year	132	(22)	110	238	(27)	211
One to two years	113	(15)	98	231	(24)	207
Two to three years	97	(13)	84	113	(15)	98
Three to four years	80	(11)	69	116	(13)	103
Four to five years	57	(10)	47	65	(12)	53
Later than one year and no later than five years	347	(49)	298	525	(64)	461
Later than five years	241	(18)	223	311	(28)	283
At 31 Dec	720	(89)	631	1,074	(119)	955

32    Legal proceedings and regulatory matters
The group is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, the group considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2024 (see Note 25: ‘Provisions’). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.
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
Trustee litigation: The Madoff Securities trustee (the 'Trustee') has brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from Madoff Securities to the HSBC companies in the amount of $543m (plus interest), and these lawsuits remain pending in the US Bankruptcy Court for the Southern District of New York.
The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales seeking recovery of alleged transfers from Madoff Securities to the HSBC companies. The claim has not yet been served and the amount claimed has not been specified.
Fairfield Funds litigation: Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, the ‘Fairfield Funds’) (in liquidation) have brought lawsuits in the US against various HSBC companies and others seeking recovery of alleged transfers from the Fairfield Funds to the HSBC companies (that acted as nominees for clients) in the amount of $382m (plus interest). Fairfield Funds' claims against most of the HSBC companies have been dismissed, but remain pending on appeal before the US Court of Appeals for the Second Circuit. Fairfield Funds' claims against PBRS and HSBC Securities Services Luxembourg ('HSSL') have not been dismissed and are ongoing before the US Bankruptcy Court for the Southern District of New York. PBRS and HSSL have appealed the decision not to dismiss them and these appeals are pending before the US Court of Appeals for the Second Circuit.
Herald Fund SPC ('Herald') litigation: HSSL and HSBC Bank plc are defending an action brought by Herald (in liquidation) before the Luxembourg District Court seeking restitution of securities and cash in the amount of $2.5bn (plus interest), or damages in the amount of $5.6bn (plus interest). In 2013, the Luxembourg District Court dismissed Herald’s securities restitution claim and stayed the cash restitution and damages claims. In December 2024, the Luxembourg Court of Appeal reversed the Luxembourg District Court's dismissal and determined that Herald's claims for restitution of securities and cash were founded in principle. HSSL has appealed this decision. Herald's claim against HSBC Bank plc is pending.
Alpha Prime Fund Limited ('Alpha Prime') litigation: Various HSBC companies are defending a number of actions brought by Alpha Prime in the Luxembourg District Court seeking damages for alleged breach of contract and negligence in the amount of $1.16bn (plus interest). These matters are currently pending before the Luxembourg District Court.
In November 2024, Alpha Prime served various HSBC companies with a lawsuit filed in the Bermuda Supreme Court seeking damages for unspecified amounts for alleged breach of contract and negligence. This claim is currently stayed.
Senator Fund SPC ('Senator') litigation: HSSL and the Luxembourg branch of HSBC Bank plc are defending a number of actions brought by Senator before the Luxembourg District Court seeking restitution of securities in the amount of $625m (plus interest), or damages in the amount of $188m (plus interest). These matters are currently pending before the Luxembourg District Court.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.

176	HSBC Bank plc

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
Interbank offered rates investigation and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives, and the EC imposed a fine on HSBC based on a one-month infringement in 2007. The fine was annulled in 2019 and a lower fine was imposed in 2021, which has been paid. In January 2023, the European Court of Justice dismissed an appeal by HSBC and upheld the EC's findings on HSBC's liability. In November 2024, the General Court of the European Union rejected a separate appeal by HSBC concerning the amount of the fine. This matter is now closed.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of individual and putative class action lawsuits filed in federal and state courts in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US federal and state laws, including antitrust and racketeering laws and the Commodity Exchange Act (‘US CEA’). HSBC has concluded class settlements with five groups of plaintiffs, and several class action lawsuits brought by other groups of plaintiffs have been voluntarily dismissed. Two individual US dollar Libor-related actions seeking damages from HSBC for unspecified amounts remain pending.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of the pending matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Foreign exchange-related investigations and litigation
Since 2017, HSBC Bank plc, among other financial institutions, has been defending a complaint filed by the Competition Commission of South Africa before the South African Competition Tribunal for alleged anti-competitive behaviour in the South African foreign exchange market. In 2020, a revised complaint was filed which also named HSBC Bank USA N.A. (‘HSBC Bank USA’) as a defendant. In January 2024, the South African Competition Appeal Court dismissed HSBC Bank USA from the revised complaint but denied HSBC Bank plc's application to dismiss. Both the Competition Commission and HSBC Bank plc have appealed to the Constitutional Court of South Africa.
HSBC Bank plc and HSBC Holdings plc have reached a settlement with plaintiffs in Israel to resolve a class action filed in the local courts alleging foreign exchange-related misconduct. The settlement remains subject to court approval.
Lawsuits alleging foreign exchange-related misconduct remain pending against HSBC Bank plc and other banks in courts in Brazil.
In February 2024, HSBC Bank plc and HSBC Holdings plc were joined to an existing claim brought in the UK Competition Appeals Tribunal against various other banks alleging historical anti-competitive behaviour in the foreign exchange market and seeking approximately £3bn in damages from all the defendants. This matter is at an early stage.
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
HSBC and other members of The London Platinum and Palladium Fixing Company Limited have been defending a class action in the US District Court for the Southern District of New York alleging that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals and related financial products for their collective benefit in violation of US antitrust laws and the US CEA. In January 2025, the court approved a settlement reached with the plaintiffs to resolve this action. This matter is now closed.
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
Tax-related investigations
Since 2023, the French National Financial Prosecutor has been investigating a number of banks, including HBCE and the Paris branch of HSBC Bank plc, in connection with alleged tax fraud related to the dividend withholding tax treatment of certain trading activities. HSBC Bank plc and the German branch of HBCE also continue to cooperate with investigations by the German public prosecutor into numerous financial institutions and their employees, in connection with the dividend withholding tax treatment of certain trading activities.
Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of these matters, including the timing or any possible impact on HSBC Bank plc, which could be significant.

HSBC Bank plc	177

Notes on the financial statements

Gilts trading investigation and litigation
Since 2018, the UK Competition and Markets Authority has been investigating HSBC and four other banks for suspected anti-competitive conduct in relation to the historical trading of gilts and related derivatives. This matter is nearing conclusion. The impact on HSBC is not expected to be significant.
In June 2023, HSBC Bank plc and HSBC Securities (USA) Inc., among other banks, were named as defendants in a putative class action filed in the US District Court for the Southern District of New York by plaintiffs alleging anti-competitive conduct in the gilts market and seeking damages for unspecified amounts. Certain of the defendants, including HSBC Bank plc and HSBC Securities (USA) Inc., have reached a settlement with the plaintiffs to resolve this matter. The settlement remains subject to court approval. Based on the facts currently known, it is not practicable at this time for HSBC Bank plc to predict the resolution of this matter, including the timing or any possible impact on HSBC Bank plc, which could be significant.
Other regulatory investigations, reviews and litigation
HSBC Bank plc and/or certain of its affiliates are also subject to a number of other enquiries and examinations, requests for information, investigations and reviews by various tax authorities, regulators, competition and law enforcement authorities, as well as legal proceedings including litigation, arbitration and other contentious proceedings, in connection with various matters arising out of their businesses and operations.
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
HSBC Holdings plc
8 Canada Square
London E14 5HQ
The group's related parties include the parent, fellow subsidiaries, associates, joint ventures, post-employment benefit plans for HSBC employees, Key Management Personnel (‘KMP’) of the bank and its ultimate parent company, HSBC Holdings plc, close family members of the KMP and entities which are controlled, jointly controlled or significantly influenced by the KMP or their close family members.
Particulars of transactions between the group and the related parties are tabulated below in accordance with IAS 24 'Related party disclosures'. The disclosure of the year-end balance and the highest amounts outstanding during the year are considered to be the most meaningful information to represent the amount of the transactions and outstanding balances during the year.
Key Management Personnel
The KMP of the bank are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the bank and the group. They include the Directors of the bank, certain senior executives of the bank, directors of HSBC Holdings plc and certain senior executives of HSBC Holdings plc.
The emoluments of those KMP who are not Directors or senior executives of the bank are paid by other Group companies who make no recharge to the bank. Accordingly, no emoluments in respect of these KMP are included in the following disclosure.
The table below represents the compensation for KMP (directors and certain senior executives) of the bank in exchange for services rendered to the bank for the period they served during the year.

Compensation of Key Management Personnel
	2024	2023	2022
	£000	£000	£000
Short-term employee benefits[1]	12,764	13,003	13,487
Post-employment benefits	71	29	69
Other long-term employee benefits	1,229	1,081	1,152
Share-based payments	4,195	4,699	4,234
Year ended 31 Dec	18,259	18,812	18,942
1    Includes fees paid to non-executive Directors.

178	HSBC Bank plc

Advances and credits, guarantees and deposit balances during the year with Key Management Personnel
	2024		2023
	Balance at 31 Dec	Highest amounts outstanding during year[2]	Balance at 31 Dec	Highest amounts outstanding during year
	£m	£m	£m	£m
Key Management Personnel[1]
Advances and credits	—	—	—	—
Deposits	32	79	27	83
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
In addition to the requirements of IAS 24, particulars of advances (loans and quasi-loans), credits and guarantees entered into by the group with Directors of HSBC Bank plc are required to be disclosed pursuant to section 413 of the Companies Act 2006. Under the Companies Act, there is no requirement to disclose transactions with other KMP. During the course of 2024, there were no advances, credits and guarantees entered into by the group with Directors of HSBC Bank plc.
Other related parties
Transactions and balances during the year with KMP of the bank’s ultimate parent company
During the course of 2024, there were no transactions and balances between KMP of the bank’s ultimate parent company, who were not considered KMP of the bank, in respect of advances and credits, guarantees and deposits.
Transactions and balances during the year with associates and joint ventures
The group provides certain banking and financial services to associates and joint ventures, including loans, overdrafts, interest and non-interest bearing deposits and current accounts. Details of the interests in associates and joint ventures are given in Notes 17 and 36.

Transactions and balances during the year with associates and joint ventures
	2024		2023
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	£m	£m	£m	£m
Subordinated amounts due from associates	87	46	185	128
Amounts due to associates	77	36	105	96
Amounts due to joint ventures	4	4	5	5
Fair value of derivative assets with associates	14	14	4	4
Fair value of derivative liabilities with associates	25	20	10	10
Guarantees and commitments	144	180	104	43
The above outstanding balances arose in the ordinary course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with third-party counterparties.

HSBC Bank plc	179

Notes on the financial statements

The group’s transactions and balances during the year with HSBC Holdings plc and subsidiaries of HSBC Holdings plc
	2024				2023
	Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc		Due to/from HSBC Holdings plc		Due to/from subsidiaries of HSBC Holdings plc
	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec	Highest balance during the year	Balance at 31 Dec
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets	77	26	190	55	75	10	2,883	78
Derivatives	6,314	4,220	23,365	23,365	7,495	4,767	27,928	23,035
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	5	1	26	—	5	5	26	26
Loans and advances to banks	—	—	6,384	3,723	—	—	5,633	4,434
Loans and advances to customers	15	—	565	444	211	—	571	408
Financial investments	194	79	—	—	194	194	—	—
Reverse repurchase agreements – non-trading	—	—	13,538	5,139	—	—	14,561	13,538
Prepayments, accrued income and other assets	109	51	11,134	7,028	62	4	12,146	6,961
Total related party assets at 31 Dec	6,714	4,377	55,202	39,754	8,042	4,980	63,748	48,480
Liabilities
Trading liabilities	96	83	2,795	2,795	83	79	1,239	1,196
Financial liabilities designated at fair value	589	589	608	12	594	571	242	8
Deposits by banks	—	—	5,352	4,141	—	—	6,230	2,073
Customer accounts	7,441	1,982	11,113	2,938	6,601	5,508	1,999	1,999
Derivatives	2,320	2,236	24,744	24,270	2,824	2,062	32,126	23,373
Subordinated liabilities	15,938	15,938	—	—	14,444	13,902	—	—
Repurchase agreements – non-trading	—	—	8,187	3,181	—	—	9,983	8,187
Provisions, accruals, deferred income and other liabilities	4,153	2,382	11,174	4,115	4,966	3,090	8,915	8,913
Total related party liabilities at 31 Dec	30,537	23,210	63,973	41,452	29,512	25,212	60,734	45,749
Guarantees and commitments	—	—	5,046	4,317	—	—	6,218	4,335
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
Post-employment benefit plans
The HSBC Bank (UK) Pension Scheme (the ‘Scheme’) entered into swap transactions with the bank to manage the inflation and interest rate sensitivity of the liabilities. At 31 December 2024, the gross notional value of the swaps was £5,109m (2023: £5,574m), the swaps had a positive fair value of £336m to the bank (2023: positive fair value of £429m) and the bank had delivered collateral of £322m (2023: £439m) to the Scheme in respect of these swaps. All swaps were executed at prevailing market rates and within standard market bid/offer spreads.

180	HSBC Bank plc

34    Assets held for sale and liabilities of disposal groups held for sale

Held for sale at 31 December
	2024	2023
	£m	£m
Held for sale at 31 Dec
Disposal groups	21,620	21,792
Unallocated impairment losses[1]	(25)	(1,548)
Non-current assets held for sale	11	124
Assets held for sale	21,606	20,368
Liabilities of disposal groups held for sale	23,110	20,684
1    This represents impairment losses in excess of the carrying amount on the non-current assets, excluded from the measurement scope of IFRS 5.
Disposal groups
Planned sale of Private Banking business in Germany
On 23 September 2024, HSBC Continental Europe reached an agreement to sell its private banking business in Germany to BNP Paribas and the disposal group met the held for sale criteria at 31 December 2024. This sale, which remains subject to works council consultation, is expected to be completed in the second half of 2025. The sale is expected to generate an estimated pre-tax gain on disposal of £0.2bn, which will be recognised on completion.
Planned sale of our business in South Africa
On 25 September 2024, HSBC reached an agreement to transfer its business in South Africa to local lender FirstRand Bank Ltd and the disposal group met the held for sale criteria at 31 December 2024. The transaction, which is subject to regulatory and governmental approvals, is expected to complete in the second half of 2025. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 31 December 2024, foreign currency translation reserve and other reserve losses stood at £0.1bn.
Planned sale of French Life Insurance Business
On 20 December 2024, HSBC Continental Europe, a wholly owned subsidiary of HSBC Bank plc, signed a Memorandum of Understanding (MoU) for the planned sale of its French life insurance business, HSBC Assurances Vie (France), to Matmut Société d’Assurance Mutuelle. The transaction, which is subject to regulatory approvals and employee consultation, is expected to complete in the second half of 2025. The disposal group met the held for sale criteria at 31 December 2024, resulting in the reclassification of £19.3bn in assets and £18.7bn in liabilities to held for sale, and the recognition of an immaterial loss on disposal. The total pre-tax loss at completion is estimated at £0.2bn inclusive of migration costs and the recycling of cumulative foreign currency translation reserves, insurance finance reserves and other reserves which stood at a net loss of £0.1bn as at 31 December 2024.
At 31 December 2024, the major classes of assets and associated liabilities of disposal groups held for sale, excluding allocated impairment losses, were as follows:

	French Life Insurance Business	South Africa[1]	German Private Banking Business	Total
	£m	£m	£m	£m
Operating segment	WPB	GBM and Corporate Centre	WPB
Assets of disposal groups held for sale
Cash and balances at central banks	—	—	1,511	1,511
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	11,607	—	—	11,607
Loans and advances to banks	115	—	—	115
Loans and advances to customers	—	523	246	769
Financial investments[2]	6,776	—	—	6,776
Insurance Contract Assets	18	—	—	18
Prepayments, accrued income and other assets	793	13	18	824
Total Assets at 31 Dec 2024	19,309	536	1,775	21,620

Liabilities of disposal groups held for sale
Customer accounts	—	2,626	1,662	4,288
Financial liabilities designated at fair value	9	—	95	104
Insurance Contract Liabilities	17,387	—	—	17,387
Accruals, deferred income and other liabilities	1,272	41	18	1,331
Total Liabilities at 31 Dec 2024	18,668	2,667	1,775	23,110

Expected date of completion	Second half of 2025	Second half of 2025	Second half of 2025
1    Under the financial terms of the sale of our South Africa business, HSBC Bank Plc will transfer the business with a net asset value of £0.5bn for a book value less any provisions. The purchase price will be satisfied by the transfer of agreed liabilities of £2.7bn. Any required increase to the net asset value of the business to achieve this will be satisfied by the inclusion of additional cash. As at 31 December 2024, HSBC would be expected to include a cash contribution of £2.1bn.
2    Represents financial investments measured at fair value through other comprehensive income.

HSBC Bank plc	181

Notes on the financial statements

	France retail banking operations	Other[1]	Total
	£m	£m	£m
Operating segment	WPB	CMB, GBM
Assets of disposal groups held for sale
Cash and balances at central banks	177	—	177
Financial assets designated and otherwise mandatorily measured at fair value through profit and loss	38	—	38
Loans and advances to banks	8,103	—	8,103
Loans and advances to customers	13,255	90	13,345
Financial investments[2]	25	—	25
Prepayments, accrued income and other assets	103	1	104
Total Assets at 31 Dec 2023	21,701	91	21,792

Liabilities of disposal groups held for sale
Customer accounts	17,492	95	17,587
Financial liabilities designated at fair value	1,858	—	1,858
Debt securities in issue	1,080	—	1,080
Accruals, deferred income and other liabilities	159	—	159
Total Liabilities at 31 Dec 2023	20,589	95	20,684

Date of completion	1 January 2024
1    Includes transfer of hedge fund administration services.
2    Includes financial investments measured at fair value through other comprehensive income of £21.7m and debt instruments measured at amortised cost of £3.8m.
Business disposals
France retail banking operations
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking business in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn (£0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal in 2023, upon the reclassification of the disposal group as held for sale. In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn (£5.9bn) at the time of the sale, consisting of home and certain other loans, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset Management (France), entered into distribution agreements with the buyer.
The customer lending balances and associated income statement impacts of the portfolio of retained loans, together with the profit participation interest and the licence agreement of the CCF brand, were reclassified from WPB to Corporate Centre, with effect from 1 January 2024.
During the fourth quarter of 2024, we began the process of marketing the retained home and other loan portfolio for sale, which had a carrying value of €6.7bn (£5.5bn) at 31 December 2024. As a result, we reclassified the portfolio to a hold-to-collect-and-sell business model from 1 January 2025 and will measure it prospectively from the first quarter of 2025 at fair value through other comprehensive income. We expect to recognise an estimated £0.8bn fair value pre-tax loss in other comprehensive income on the remeasurement of the financial instruments. The valuation of this portfolio of loans may be substantially different in the event of a sale due to entity and deal-specific factors, including funding costs and the value of customer relationships. In the event of a sale, upon completion, the cumulative fair value changes recognised through other comprehensive income, which would reflect the terms of an agreed sale, would reclassify to the income statement. In December 2024, we entered into non-qualifying economic hedges, hedging interest rate risk on the portfolio and recognised a £0.1bn mark-to-market gain year-to-date.
Armenia
On 29 November 2024, HSBC Europe BV completed the sale of HSBC Bank Armenia to Ardshinbank with a year-to-date loss of £0.1bn recognised.
Russia
On 30 May 2024, HSBC Europe BV, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of HSBC Bank (RR) (Limited Liability Company) to Expobank. Foreign currency translation reserve losses of £0.1bn were recognised in the income statement upon completion.

182	HSBC Bank plc

35    Events after the balance sheet date
In its assessment of events after the balance sheet date, the group has considered and concluded that there are no events requiring adjustment or disclosures in the financial statements.

36    HSBC Bank plc’s subsidiaries, joint ventures and associates
In accordance with section 409 of the Companies Act 2006 a list of HSBC Bank plc subsidiaries, joint ventures and associates, the registered office address and the effective percentage of equity owned at 31 December 2024 is disclosed below.
Unless otherwise stated, the share capital comprises ordinary or common shares which are held by HSBC Bank plc or its subsidiaries. The ownership percentage is provided for each undertaking. The undertakings below are consolidated by HSBC Bank plc unless otherwise indicated.
HSBC Bank plc's registered office address is:
HSBC Bank plc
8 Canada Square
London E14 5HQ

HSBC Bank plc	183

Notes on the financial statements

Subsidiaries
The undertakings below are consolidated by the group.

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
AI Nominees (UK) One Limited	100.00		3, 10
AI Nominees (UK) Two Limited	100.00		3, 10
Assetfinance December (H) Limited	100.00		10
Assetfinance December (P) Limited	100.00		3, 10
Assetfinance December (R) Limited	100.00		10
Assetfinance June (A) Limited	100.00		10
Assetfinance March (B) Limited	100.00		11
Assetfinance March (F) Limited	100.00		10
Assetfinance September (F) Limited	100.00		10
Banco Nominees (Guernsey) Limited	100.00		12
Banco Nominees 2 (Guernsey) Limited	100.00		12
Banco Nominees Limited	100.00		13
Beau Soleil Limited Partnership	N/A		1, 14
BentallGreenOak China Real Estate Investments, L.P.	N/A		1, 15
Canada Crescent Nominees (UK) Limited (In Liquidation)	100.00		3, 16
CCF & Partners Asset Management Limited	100.00	(99.99)	10
CCF Holding (Liban) S.A.L. (In Liquidation)	74.99		2, 17
Charterhouse Administrators (D.T.) Limited	100.00	(99.99)	10
Charterhouse Management Services Limited	100.00	(99.99)	10
Charterhouse Pensions Limited	100.00		3, 10
COIF Nominees Limited	N/A		1, 3, 10
Corsair IV Financial Services Capital Partners - B L.P	N/A		1, 18
Dempar 1	100.00	(99.99)	5, 19
Eton Corporate Services Limited	100.00		12
Flandres Contentieux S.A.	100.00	(99.99)	5, 19
Foncière Elysées	100.00	(99.99)	5, 19
Griffin International Limited	100.00		10
HLF	100.00	(99.99)	5, 19
HSBC (BGF) Investments Limited	100.00		3, 10
HSBC Asset Finance (UK) Limited	100.00		3, 10
HSBC Asset Finance M.O.G. Holdings (UK) Limited	100.00		3, 10
HSBC Assurances Vie (France)	100.00	(99.99)	5, 20
HSBC Bank (General Partner) Limited	100.00		3, 21
HSBC Bank Bermuda Limited	100.00		3, 13
HSBC Bank Capital Funding (Sterling 1) LP	N/A		1, 21
HSBC Bank Malta p.l.c.	70.03		22
HSBC Cayman Limited	100.00		23
HSBC Cayman Services Limited	100.00		23
HSBC Client Holdings Nominee (UK) Limited	100.00		3, 10
HSBC Client Nominee (Jersey) Limited	100.00		2, 3, 24
HSBC Continental Europe	99.99		3, 5, 19
HSBC Corporate Trustee Company (UK) Limited	100.00		3, 10
HSBC Custody Services (Guernsey) Limited	100.00		12
HSBC Equity (UK) Limited	100.00		3, 10
HSBC Europe B.V.	100.00		10
HSBC Factoring (France)	100.00	(99.99)	5, 19
HSBC Financial Services (Lebanon) S.A.L	99.83		25
HSBC Global Asset Management (Bermuda) Limited	100.00		4, 13
HSBC Global Asset Management (Deutschland) GmbH	100.00	(99.99)	7, 26
HSBC Global Asset Management (France)	100.00	(99.99)	5, 20
HSBC Global Asset Management (Malta) Limited	100.00	(70.03)	27
HSBC Global Custody Nominee (UK) Limited	100.00		3, 10
HSBC Global Custody Proprietary Nominee (UK) Limited	100.00		3, 10
HSBC Institutional Trust Services (Bermuda) Limited	100.00		13

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
HSBC Insurance Services Holdings Limited (In Liquidation)	100.00		3, 16
HSBC Investment Bank Holdings Limited	100.00		3, 10
HSBC Issuer Services Common Depositary Nominee (UK) Limited	100.00		3, 10
HSBC Life (UK) Limited	100.00		3, 10
HSBC Life Assurance (Malta) Ltd.	100.00	(70.03)	27
HSBC LU Nominees Limited	100.00		3, 10
HSBC Marking Name Nominee (UK) Limited	100.00		3, 10
HSBC Middle East Leasing Partnership	N/A		1, 28
HSBC Operational Services GmbH	100.00	(99.99)	7, 26
HSBC Overseas Nominee (UK) Limited	100.00		3, 10
HSBC PB Corporate Services 1 Limited	100.00		29
HSBC Pension Trust (Ireland) DAC	100.00		3, 30
HSBC PI Holdings (Mauritius) Limited	100.00		31
HSBC Preferential LP (UK)	100.00		3, 10
HSBC Private Bank (Luxembourg) S.A.	100.00	(99.99)	32
HSBC Private Bank (Suisse) SA	100.00		3, 33
HSBC Private Banking Nominee 3 (Jersey) Limited	100.00		29
HSBC Private Equity Investments (UK) Limited	100.00		10
HSBC Private Markets Management SARL	N/A		1, 2, 34
HSBC Property Funds (Holding) Limited	100.00		10
HSBC Real Estate Leasing (France)	100.00	(99.99)	5, 19
HSBC REIM (France)	100.00	(99.99)	5, 20
HSBC Securities (South Africa) (Pty) Limited	100.00		3, 35
HSBC Securities Services (Bermuda) Limited	100.00		13
HSBC Securities Services (Guernsey) Limited	100.00		12
HSBC Securities Services (Ireland) DAC	100.00		30
HSBC Securities Services (Luxembourg) S.A.	100.00		3, 32
HSBC Securities Services Holdings (Ireland) DAC	100.00		30
HSBC Service Company Germany GmbH	100.00	(99.99)	7, 26
HSBC Services (France)	100.00	(99.99)	5, 19
HSBC SFT (C.I.) Limited	100.00		3, 12
HSBC Specialist Investments Limited	100.00		6, 10
HSBC Transaction Services GmbH	100.00	(99.99)	7, 26
HSBC Trinkaus & Burkhardt (International) S.A.	100.00	(99.99)	36
HSBC Trinkaus & Burkhardt Gesellschaft fur Bankbeteiligungen mbH	100.00	(99.99)	26
HSBC Trinkaus & Burkhardt GmbH	100.00	(99.99)	7, 26
HSBC Trinkaus Family Office GmbH	100.00	(99.99)	7, 26
HSBC Trinkaus Real Estate GmbH	100.00	(99.99)	7, 26
HSBC Trustee (C.I.) Limited	100.00		3, 29
HSBC Trustee (Guernsey) Limited	100.00		3, 12
HSIL Investments Limited	100.00		10
Internationale Kapitalanlagegesellschaft mit beschränkter Haftung	100.00	(99.99)	26
James Capel (Nominees) Limited	100.00		3, 10
James Capel (Taiwan) Nominees Limited	100.00		3, 10
Keyser Ullmann Limited	100.00	(99.99)	10
Midcorp Limited	100.00		3, 10
Prudential Client HSBC GIS Nominee (UK) Limited	100.00		3, 10
Republic Nominees Limited	100.00		12
RLUKREF Nominees (UK) One Limited	100.00		3, 10
RLUKREF Nominees (UK) Two Limited	100.00		3, 10
S.A.P.C. - Ufipro Recouvrement	99.99		8, 19
Saf Baiyun	100.00	(99.99)	5, 19
Saf Guangzhou	100.00	(99.99)	5, 19
SCI HSBC Assurances Immo	100.00	(99.99)	8, 20
SFM	100.00	(99.99)	5, 19

184	HSBC Bank plc

Subsidiaries	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)		Footnotes
SFSS Nominees (Pty) Limited	100.00		35
Sico Limited	100.00		38
SNC Les Oliviers D'Antibes	60.00	(59.99)	8, 20
SNCB/M6-2007 A	100.00	(99.99)	2, 5, 19
SNCB/M6-2007 B	100.00	(99.99)	2, 5, 19
SNCB/M6-2008 A	100.00	(99.99)	2, 5, 19
Société Française et Suisse	100.00	(99.99)	5, 19
Somers Dublin DAC	100.00	(99.99)	30
Somers Nominees (Far East) Limited	100.00		13
Sopingest	100.00	(99.99)	5, 19
South Yorkshire Light Rail Limited	100.00		10
Trinkaus Europa Immobilien-Fonds Nr.3 Objekt Utrecht Verwaltungs-GmbH	100.00	(99.99)	7, 26
Trinkaus Immobilien-Fonds Geschaeftsfuehrungs-GmbH	100.00	(99.99)	7, 26
Trinkaus Immobilien-Fonds Verwaltungs-GmbH	100.00	(99.99)	7, 26
Trinkaus Private Equity Management GmbH	100.00	(99.99)	7, 26
Trinkaus Private Equity Verwaltungs GmbH	100.00	(99.99)	7, 26
Valeurs Mobilières Elysées	100.00	(99.99)	5, 19
Woodex Limited	100.00		13

Joint ventures
The undertakings below are joint ventures and equity accounted.

Joint Ventures	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
MK HoldCo Limited	50.32	2, 39
ProServe Bermuda Limited	50.00	40
The London Silver Market Fixing Limited	N/A	1 ,2, 3, 41

Associates
The undertakings below are associates and equity accounted.

Associates	% of share class held by immediate parent company (or by HSBC Bank plc where this varies)	Footnotes
BGF Group plc	24.62	42
Bud Financial Limited	4.50	4, 43
Divido Financial Services Limited (In Administration)	7.85	4, 44
Episode Six Inc.	5.69	4, 45
HQLAX S.à r.l.	6.10	4, 46
Lightico Ltd	2.80	4, 47
LiquidityMatch LLC	N/A	1, 48
London Precious Metals Clearing Limited	30.00	2, 3, 49
Marketnode PTE. Ltd.	12.60	4, 50
Quantexa Limited	9.36	4, 51
Threadneedle Software Holdings Limited	7.10	4, 52
Trade Information Network Limited	12.76	37
Trinkaus Europa Immobilien-Fonds Nr. 7 Frankfurt Mertonviertel KG	N/A	1, 26
We Trade Innovation Designated Activity Company (In Liquidation)	9.88	2, 9

Footnotes
1
Where an entity is governed by voting rights, HSBC consolidates when it holds – directly or indirectly – the necessary voting rights to pass resolutions by the governing body. In all other cases, the assessment of control is more complex and requires judgement of other factors, including having exposure to variability of returns, power to direct relevant activities, and whether power is held as an agent or principal. HSBC’s consolidation policy is described in Note 1.2(a).

2
Management has determined that these undertakings are excluded from consolidation in the group accounts as these entities do not meet the definition of subsidiaries in accordance with IFRS. HSBC’s consolidation policy is described in Note 1.2(a).

3	Directly held by HSBC Bank plc
Description of shares
4	Preference Shares
5	Actions
6	Redeemable Preference Shares
7	GmbH Anteil
8	Parts
Registered offices
9	10 Earlsfort Terrace, Dublin, Ireland, D02 T380
10	8 Canada Square, London, United Kingdom, E14 5HQ
11	5 Donegal Square South, Northern Ireland, Belfast, United Kingdom, BT1 5JP
12	Arnold House St Julians Avenue, St Peter Port, Guernsey, GY1 3NF
13	37 Front Street, Harbourview Centre, Ground Floor, Hamilton, Pembroke, Bermuda, HM 11
14	1 Queen's Road Central, Hong Kong
15	Oak House Hirzel Street, St Peter Port, Guernsey, GY1 2NP
16	c/o Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus, Queensway, Birmingham, United Kingdom, B4 6AT
17	Solidere - Rue Saad Zaghloul Immeuble - 170 Marfaa, P.O. Box 17 5476 Mar Michael, Beyrouth, Lebanon, 11042040
18	c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9005
19	38 avenue Kléber, Paris, France, 75116
20	Immeuble Cœur Défense 110 esplanade du Général de Gaulle, Courbevoie, France, 92400
21	HSBC House Esplanade, St. Helier, Jersey, JE4 8UB
22	116 Archbishop Street, Valletta, Malta, VLT1444
23	P.O. Box 309 Ugland House, Grand Cayman, Cayman Islands, KY1-1104
24	HSBC House Esplanade, St. Helier, Jersey, JE1 1HS
25	Centre Ville 1341 Building - 4th Floor Patriarche Howayek Street, PO Box Riad El Solh, Lebanon, 9597
26	Hansaallee 3, Düsseldorf, Germany, 40549
27	80 Mill Street, Qormi, Malta, QRM 3101
28	Unit 401, Level 4, Gate Precinct Building 2, Dubai International Financial Centre, P. O. Box 506553, Dubai, United Arab Emirates
29	HSBC House Esplanade, St. Helier, Jersey, JE1 1GT
30	1 Grand Canal Square, Grand Canal Harbour, Dublin 2, Ireland, D02 P820
31	6th floor HSBC Centre 18, Cybercity, Ebene, Mauritius, 72201
32	18 Boulevard de Kockelscheuer, Luxembourg, Luxembourg, 1821
33	9-17 Quai des Bergues, Geneva, Switzerland, 1201
34	5 rue Heienhaff, Senningerberg, Luxembourg, L-1736
35	1 Mutual Place, 107 Rivonia Road, Sandton, Gauteng, South Africa, 2196
36	16 Boulevard d'Avranches, Luxembourg, L-1160
37	3 More London Riverside, London, United Kingdom, SE1 2AQ
38	Woodbourne Hall, Road Town, Tortola, British Virgin Islands, P.O. Box 3162
39	35 Ballards Lane, London, United Kingdom, N3 1XW
40	c/o Mayfair Corporate Services Ltd., 26 Burnaby Street, Hamilton, Bermuda, HM11
41	27 Old Gloucester Street, London, United Kingdom, WC1N 3AX
42	13-15 York Buildings, London, United Kingdom, WC2N 6JU
43	167-169 Great Portland Street, 5th Floor, London, United Kingdom, W1W 5PF
44	c/o Interpath Ltd, 10 Fleet Place, London, United Kingdom, EC4M 7RB
45	251 Little Falls Drive, New Castle, Wilmington, United States of America, 19808

HSBC Bank plc	185

Notes on the financial statements

Registered offices
46	9 rue du Laboratoire, Grand Duchy of Luxembourg, Luxembourg, L-1911
47	121 HaHashmonaim St., Tel Aviv, Israel, 6713328
48	111 Town Square Place, Suite 840, Jersey City, New Jersey, United States of America, 07310
49	7th Floor, 62 Threadneedle Street, London, United Kingdom, EC2R 8HP
50	1 Harbourfront Avenue, #14-07 Keppel Bay Tower, Singapore, 098632
51	c/o Company Secretarial Department, 280 Bishopsgate, London, United Kingdom, EC2M 4AG
52	2nd Floor, Regis House, 45 King William Street, London, United Kingdom, EC4R 9AN

186	HSBC Bank plc

Company information

Contents
187	Company information and Address for Enquiries and Communications
187	Where more information about HSBC is available
187	Taxation
187	Exchange controls
187	Insider trading policies and procedures
187	Articles of Association
188	Differences in HSBC Bank plc/New York Stock exchange corporate governance practices
189	Reconciliations Table

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

Insider trading policies and procedures
The company has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of its securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the company.

Articles of Association
The disclosure under the caption ‘Articles of Association’ contained in the group’s registration statement on Form 20-F, as filed with the SEC on May 27, 2022 and as amended on July 8, 2022 is incorporated by reference herein.
The shareholder of HSBC Bank plc has approved certain amendments to the Articles of Association of the bank on June 11, 2024 to:
–refine the wording of certain provisions;
–remove references to bearer shares as these were abolished in 2015;
–reflect recent changes in market practice in relation to hybrid meetings;
–include a provision in the interpretation section expanding on what it means for a person to “participate”, “speak” and “be heard” at a meeting;
–emphasise the powers of the Board to allot shares and grant rights;
–remove the provisions relating to untraced shareholders;
–amend the circumstances in which the Board may not refuse to register a transfer of shares;
–amend the provisions regarding security arrangements at shareholder meetings;
–include a provision for the Board’s right to appoint and terminate directors’ executive offices;
–include a provision allowing a shareholder to propose the appointment of a director at a general meeting;
–provide flexibility to the Board and reflect changes in working practice for written resolutions. A Director may indicate their agreement to a proposed Directors’ written resolution by signing one or more copies of it or otherwise indicating their agreement in writing; and
–include a provision on the Board’s power to reserve out of the profits of the company.

HSBC Bank plc	187

Company information

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
US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. HSBC Bank plc is a wholly-owned subsidiary of HSBC Holdings plc and does not have equity securities listed on the main market of the London Stock Exchange (‘LSE’) or any other stock exchange. As a result, it is not directly subject to those of the UK Listing Rules of the FCA which apply only to issuers of equity securities, including the requirement for each LSE main market equity listed company incorporated in the UK to include in its annual report and accounts a statement of how it has applied the principles of The UK Corporate Governance Code (‘UK Code’) issued by the UK Financial Reporting Council and a statement as to whether or not it has complied with the UK Code provisions throughout the accounting period being reported. However, HSBC Bank plc, as part of the HSBC Group, is committed to high standards of corporate governance. The HSBC Group has a wide range of principles, policies and procedures influenced by the UK Code with which HSBC Bank plc complies, including, among others, with respect to director independence, Board composition and Board effectiveness. The UK Code does not require the group to disclose the full range of corporate governance guidelines with which it complies.
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
Although HSBC Bank plc is not required to comply with this NYSE standard as a wholly-owned subsidiary of HSBC Holdings plc and as an issuer with only debt securities listed, HSBC Bank plc has established a Board committee known as the Nomination, Remuneration & Governance Committee (‘NRGC’) which covers nominating/corporate governance and remuneration matters akin to those highlighted under applicable NYSE corporate governance rules. During 2024, the NRGC was wholly comprised of independent non-executive Directors, as determined in accordance with the HSBC Group policies and the UK Code. The NRGC Terms of Reference (‘ToR’) require it to review and approve (prior to, in certain cases, final approval by the HSBC Group Remuneration Committee and/or the Board of HSBC Bank plc) performance-based remuneration and to provide feedback to the Board of HSBC Bank plc and the HSBC Group Remuneration Committee, as applicable by reference to corporate goals and objectives that are set by the board of HSBC Holdings plc.
In addition to identifying individuals qualified to become Board members, the NYSE listing standards require that a nominating/corporate governance committee must develop and recommend to the Board a set of corporate governance principles. The NRGC ToR do not require it to develop and recommend corporate governance principles for HSBC Bank plc. HSBC Bank plc is subject to the HSBC
Group’s corporate governance principles, policies and procedures, which are influenced by the UK Code.
Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. The Chair of the Board of HSBC Bank plc meets with the other independent non-executive Directors without the executive Directors in attendance after scheduled Board meetings and otherwise, as necessary. In accordance with the requirements of the UK Code, HSBC Bank plc discloses in this Annual Report on Form 20-F how the Board, its committees and the Directors are evaluated (on page 105) and provides information regarding Directors’ compensation under Note 5 of the notes on the financial statements (on page 146).
NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. While HSBC Bank plc is not required to comply with this NYSE standard as a foreign private issuer with only debt securities listed on the NYSE, in 2021, the Board of HSBC Holdings plc endorsed the Statement of Business Principles and Code of Conduct, which, pursuant to the requirements of the Sarbanes-Oxley Act of 2002, incorporates the Sarbanes-Oxley code of ethics (the ‘Sarbanes-Oxley Principles’) applicable to the Group Chief Executive, as the principal executive officer, the Group Chief Financial Officer and the Global Financial Controller on behalf of the HSBC Group, and to the Chief Executive Officer, the Chief Financial Officer and the Financial Controller of HSBC Bank plc. The Statement of Business Principles and Code of Conduct remains in force and applies to the officers and employees of all HSBC Group subsidiaries, including HSBC Bank plc.
The Statement of Business Principles and Code of Conduct is available on www.hsbc.com/who-we-are/purpose-values-and-strategy/our-conduct or from the HSBC Bank plc Company Secretary at 8 Canada Square, London E14 5HQ. During 2024, HSBC granted no waivers from its code of ethics.
Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. Although HSBC Bank plc does not need to comply with this NYSE standard as a wholly-owned subsidiary of HSBC Holdings and as an issuer with only debt securities listed, the majority of HSBC Bank plc’s Directors are independent. Under the NYSE listing rules, a director cannot qualify as independent unless the board affirmatively determines that the director has no material relationship with the listed company; in addition, the NYSE listing rules prescribe a list of circumstances in which a director cannot be independent. Consistent with the expectations of the UK Code, the HSBC Bank plc Board determines whether a Director is independent in character and judgement and whether there are relationships or circumstances that are likely to affect, or could appear to affect, the Director’s judgement.
Lastly, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, HSBC Bank plc’s Chief Executive Officer is not required to provide the NYSE with this annual compliance certification. In addition, as a wholly-owned subsidiary of HSBC Holdings plc, HSBC Bank plc is exempt from complying with certain NYSE requirements, such as the requirement for HSBC Bank plc’s Chief Executive Officer to notify the NYSE in the event that any of its executive officers become aware of any non-compliance with the NYSE corporate governance standards.
HSBC Bank plc is required to submit annual and interim written affirmations of compliance with applicable NYSE corporate governance standards, similar to the affirmations required of NYSE-listed US companies.

188	HSBC Bank plc

Reconciliations
Form 20-F Item Number and Caption	Location	Page
PART 1
1. Identity of Directors, Senior Management and Advisers	Not required for annual report	—
2. Offer statistics and Expected Timetable	Not required for annual report	—
3. Key information
A. [Reserved]	-	—
B. Capitalisation and Indebtedness	Not required for annual report	—
C. Reasons for the Offer and use of Proceeds	Not required for annual report	—
D. Risk Factors	Risk – Risk Factors	35-47
4. Information on the Company
A. History and Development of the Company	Company information – Company information and Address for Enquiries and Communications – Where more information about HSBC is available	187
	Strategic Report	1-27
	Other Information – Regulation and Supervision	22-24
	Financial Summary	11-21
	Risk	28-101
	Report of the Directors – Corporate Governance Report	102-111
B. Business Overview	Strategic Report	1-27
	Other Information – Regulation and Supervision	22-24
	Financial Summary	11-21
	Note 9 on the Financial Statements – Segmental analysis	149-150
C. Organisational Structure	Strategic Report	1-27
	HSBC in Europe	4
	Note 17 to the Financial Statements – Interests in associates and joint ventures	164
	Note 18 on the Financial Statements – Investments in subsidiaries	165
	Note 36 on the Financial Statements – HSBC Bank plc’s subsidiaries, joint ventures and associates	183-186
D. Property, Plants and Equipment	Not applicable	—
4 A.Unresolved Staff Comments	Not applicable	—
5. Operating and Financial Review and Prospects
A. Operating Results	Strategic Report	1-27
	Financial Summary	11-21
	Other Information – Regulation and Supervision	22-24
	Risk	28-101
	Note 14 on the Financial Statements – Derivatives	160-163
B. Liquidity and Capital Resources	Strategic Report – Financial summary: Loan maturity and interest sensitivity analysis	18
	Financial statements	115-121
	Risk – Capital and Liquidity Risk	85-89
	Risk – Insurance Manufacturing Operations Risk	97-101
	Note 1 on the Financial Statements – Basis of preparation and material accounting policies	122-133
	Note 11 on the Financial Statements – Fair values of financial instruments carried at fair value	151-158
	Note 12 on the Financial Statements – Fair values of financial instruments not carried at fair value	158-159
	Note 14 on the Financial Statements – Derivatives	160-163
	Note 15 on the Financial Statements – Financial investments	163
	Note 27 on the Financial Statements – Maturity analysis of assets, liabilities and off-balance sheet commitments	171-172
	Note 30 on the Financial Statements – Contingent liabilities, contractual commitments, guarantees and contingent assets	175
C. Research and Development, Patents and Licences, etc	Report of the Directors – Corporate Governance Report	102-111
D. Trend Information	Strategic Report	1-27
	Financial Summary	11-21
	Risk	28-101
E. Critical Accounting Estimates	Note 1 on the Financial Statements – Basis of preparation and material accounting policies	122-133
	Risk	28-101
6. Directors, Senior Management and Employees
A. Directors and Senior Management	Report of the Directors – Corporate Governance Report	102-111
B. Compensation	Report of the Directors – Corporate Governance Report: Directors’ emoluments	104
	Note 5 on the Financial Statements – Employee compensation and benefits	141-146
	Note 33 on the Financial Statements – Related party transactions	178-180
C. Board Practices	Report of the Directors – Corporate Governance Report	102-111
	Report of the Directors – Corporate Governance Report: Directors’ emoluments	104
D. Employees	Report of the Directors – Corporate Governance Report	102-111
	Strategic Report	1-27
	ESG Overview – Employee matters	7
	Note 5 on the Financial Statements – Employee compensation and benefits	141-146
	Note 33 on the Financial Statements – Related party transactions	178-180

HSBC Bank plc	189

Company information

Reconciliations
Form 20-F Item Number and Caption	Location	Page
E. Share Ownership	Report of the Directors – Corporate Governance Report	102-111
	Note 29 on the Financial Statements – Called up share capital and other equity instruments	174-175
	Company information	187
F. Disclosure of a registrant's action to recover erroneously awarded compensation	Not applicable	—
7. Major Shareholders and Related Party Transactions
A. Major Shareholders	Note 29 on the Financial Statements – Called up share capital and other equity instruments	174-175
	Company information	187
B. Related Party Transactions	Note 33 on the Financial Statements – Related party transactions	178-180
C. Interests of Experts and Counsel	Not required for annual report	—
8. Financial Information
A. Consolidated Statements and Other Financial Information	Financial Statements	115-121
	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc	113-114
B. Significant Changes	Financial summary	11-21
	Corporate Governance Report – Events after the Balance Sheet Date	111
	Note 1 on the Financial Statements – Basis of preparation and material accounting policies	122-133
	Note 29 on the Financial Statements – Called up share capital and other equity instruments	174-175
	Note 35 on the Financial Statements – Events after the Balance Sheet date	183
9. The Offer and Listing
A. Offer and Listing Details	Not required for annual report	—
B. Plan of Dlstribution	Not required for annual report	—
C. Markets	Not required for annual report	—
D. Selling shareholders	Not required for annual report	—
E. Dilution	Not required for annual report	—
F. Expense of the issue	Not required for annual report	—
10. Additional Information
A. Share Capital	Not required for annual report	—
B. Articles of Association	Company information	187
C. Material Contracts	Report of the Directors – Corporate Governance Report: Directors’ emoluments	104
	Note 32 on the Financial Statements – Legal proceedings and regulatory matters	176-178
D. Exchange Controls	Company information	187
E. Taxation	Note 7 on the Financial Statements – Tax	147-149
	Company information	187
F. Dividends and Paying Agents	Not required for annual report	—
G. Statement by Experts	Not required for annual report	—
H. Documents on Display	Company information	187
I. Subsidiary Information	Not required for annual report	—
J. Annual Report to Security Holders	Not applicable	—
11. Quantitative and Qualitative Disclosures About Market Risk	Risk Overview – Market risk	90-92
	Risk – Risk Factors	35-47
	Risk – Credit Risk	50-81
	Note 12 on the Financial Statements – Fair values of financial instruments not carried at fair value	158-159
	Note 14 on the Financial Statements – Derivatives	160-163
	Note 15 on the Financial Statements – Financial investments	163
	Note 27 on the Financial Statements – Maturity analysis of assets, liabilities and off-balance sheet commitments	171-172
12. Description of Securities Other than Equity Securities
A. Debt Securities	Not required for annual report	—
B. Warrants and Rights	Not required for annual report	—
C. Other Securities	Not required for annual report	—
D. American Depository Shares	Not applicable	—
PART 2
13. Defaults, Dividends Arrearages and Delinquencies	Not applicable	—
14. Material Modifications to the Rights of Securities Holders and Use of Proceeds	Not applicable	—
15. Controls and Procedures	Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholder of HSBC Bank plc	113-114
	Strategic Report – Other Information	22-25

190	HSBC Bank plc

Reconciliations
Form 20-F Item Number and Caption	Location	Page
16A. Audit Committee Financial Expert	Report of the Directors – Corporate Governance: Audit Committee	105-106
16B. Code of Ethics	Strategic Report – Other Information	22-25
	Company Information – Difference in HSBC Bank plc/New York Stock Exchange corporate governance practices	188
16C. Principal Accountant Fees and Services	Report of the Directors – Corporate Governance: Audit Committee	105-106
	Note 6 on the Financial Statements – Auditors’ remuneration	147
16D. Exemptions from the Listing Standards for Audit Committees	Not applicable	—
16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable	—
16F. Change in Registrant’s Certifying Accountant	Not applicable	—
16G. Corporate Governance	Strategic Report – Other Information	22-25
16H. Mine Safety Disclosure	Not applicable	—
16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable	—
16J. Insider Trading Policies	Company information	187
16K. Cybersecurity	Risk – Top and emerging risks	30-35
	Risk – Risk factors	35-47
	Risk – Cybersecurity Risk	95
	Report of the Directors – Corporate Governance: Risk Committee	106-107
Part 3
17. Financial Statements	Not applicable	—
18. Financial Statements	Financial Statements	115-121
19. Exhibits (including Certifications)		*

HSBC Bank plc	191

Item 19. Exhibits
Documents filed as exhibits to this Form 20-F:

Exhibit Number	Description
1.1    Articles of Association of HSBC Bank plc, as adopted by special resolution passed on June 11, 2024.
2.1    Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1    Subsidiaries of HSBC Bank plc (set forth in Note 36 to the consolidated financial statements included in this Annual Report on Form 20-F).
11.1    Insider trading policies of HSBC Bank plc.
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
15.1    Consent of PricewaterhouseCoopers LLP.
15.2    Consent of H Bader (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
15.3    Consent of HP Kieselmann (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
15.4    Consent of AON Switzerland (HSBC Private Bank (Suisse) Pension Scheme Actuary).
97    HSBC Bank plc Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to HBSC Bank plc's Form 20-F filed with the Securities and Exchange Commission on February 22, 2024).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HSBC Bank plc
By:	/s/ Kavita Mahtani
Name:	Kavita Mahtani
Title:	Chief Financial Officer, HSBC Bank plc and Corporate and Institutional Banking

Date: February 20, 2025