Form 20-F/A
period 2024-12-31
HSBC BANK PLC
filed 2025-02-21
CIK 1140465

As filed with the Securities and Exchange Commission on February 21, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
Amendment No. 1

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

✔ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Jonathan Langan
8 Canada Square
London E14 5HQ
United Kingdom
Tel +447829955625
Email jonathan.langan@hsbcib.com
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

Ordinary Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Ordinary Shares, nominal value £1.00 each 796,969,115

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
✔ Yes □ No
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
□
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
□
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards	as issued by the	Other	☐
		International Accounting Standards Board	☑

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
☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (“Amendment No. 1”) amends HSBC Bank plc’s (the “Registrant’s”) Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Original Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on February 20, 2025 (the “Original Filing Date”).
This Amendment No. 1 is being filed solely to amend Exhibit 1.1 of the Original Form 20-F, which included an improper hyperlink.
Exhibit 1.1 of this Amendment No. 1, which contains the Registrant’s articles of association as adopted by special resolution passed on June 11, 2024, is intended to supersede Exhibit 1.1 of the Original Form 20-F.
In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 1.
Except for the changes expressly described above, this Amendment No. 1 does not amend, supplement or update any information contained in the Original Form 20-F to give effect to any subsequent events. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements or disclosure contained in the Original Form 20-F are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above.

Item 19. Exhibits
Documents filed as exhibits to this Amendment No. 1 on Form 20-F/A:

Exhibit Number	Description
1.1*    Articles of Association of HSBC Bank plc, as adopted by special resolution passed on June 11, 2024.
2.1**    Description of rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934.
8.1    Subsidiaries, joint ventures and associates of HSBC Bank plc (set forth in Note 36 to the consolidated financial statements included in the Registrant’s Annual Report on Form 20-F filed on February 20, 2025).
11.1**    Insider trading policies of HSBC Bank plc.
12.1*    Certificate of HSBC Bank plc’s Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*    Certificate of HSBC Bank plc’s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*    Annual Certification of HSBC Bank plc’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1**    Consent of PricewaterhouseCoopers LLP.
15.2**    Consent of H Bader (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
15.3**    Consent of HP Kieselmann (HSBC Trinkaus & Burkhardt Pension Scheme Actuary).
15.4**    Consent of AON Switzerland (HSBC Private Bank (Suisse) Pension Scheme Actuary).
97**    HSBC Bank plc Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to HBSC Bank plc's Form 20-F filed with the Securities and Exchange Commission on February 22, 2024).
* Filed with this Amendment No. 1 to the Registrant’s Annual Report on Form 20-F/A filed on February 21, 2025.
** Previously filed with the SEC as exhibits to the Registrant’s Annual Report on Form 20-F filed on February 20, 2025.

SIGNATURES

The registrant hereby certiﬁes that it meets all of the requirements for ﬁling on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

HSBC Bank plc
By:	/s/ Kavita Mahtani
Name:	Kavita Mahtani
Title:	Chief Financial Officer, HSBC Bank plc and Corporate and Institutional Banking

Date: February 21, 2025